Form 10-K405, Exhibit 13
period 1996-12-28
UNIVERSAL FOREST PRODUCTS INC
filed 1997-03-27
CIK 912767

                                                                     EXHIBIT 13


                        UNIVERSAL FOREST PRODUCTS, INC.

                             FINANCIAL INFORMATION

                        UNIVERSAL FOREST PRODUCTS, INC.
                             FINANCIAL INFORMATION

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Selected Financial Data.....................................  B-1
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  B-2
Independent Auditors' Report................................  B-11
Consolidated Balance Sheets as of December 28, 1996 and
  December 30, 1995.........................................  B-12
Consolidated Statements of Earnings for the Years Ended
  December 28, 1996, December 30, 1995,
  and December 31, 1994.....................................  B-13
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 28, 1996, December 30, 1995, and
  December 31, 1994.........................................  B-14
Consolidated Statements of Cash Flows for the Years Ended
  December 28, 1996, December 30, 1995, and December 31,
  1994......................................................  B-15
Notes to Consolidated Financial Statements..................  B-16
Price Range of Common Stock and Dividends...................  B-26

                            SELECTED FINANCIAL DATA


                                                   1996          1995          1994          1993          1992
                                                 ----------------------------------------------------------------
                                                       (IN THOUSANDS EXCEPT PER SHARE AND STATISTICS DATA.)
CONSOLIDATED STATEMENT OF EARNINGS DATA(1)
  Net sales................................      $867,718      $739,277      $865,971      $644,163      $449,502
  Gross profit(2)..........................        87,730        73,746        68,867        57,906        37,656
  Earnings from continuing operations
    before income taxes....................        29,721        23,613        18,245        17,008         7,245
  Net earnings from continuing
    operations.............................        17,750        14,050        10,745        10,038         4,347
  Earnings per share from continuing
    operations.............................      $  1.000      $  0.800      $  0.610      $  0.660      $  0.290
  Dividends per share......................      $  0.060      $  0.105      $  0.050      $  0.050      $  0.050
  Weighted average shares outstanding(3)...        17,723        17,649        17,624        15,282        15,009
CONSOLIDATED BALANCE SHEET DATA(1)
  Working capital..........................      $ 88,495      $ 82,367      $ 78,465      $ 45,442      $ 29,936
  Total assets.............................       193,377       175,657       169,076       185,704       129,160
  Long-term debt and capital lease
    obligations............................        52,628        56,384        63,037        27,900        29,908
  Shareholders' equity.....................        99,878        83,439        71,568        61,936        35,077
STATISTICS(1)
  Gross profit as a percentage of net
    sales..................................          10.1%         10.0%          7.9%          9.0%          8.4%
  Net earnings from continuing operations             2.1%          1.9%          1.2%          1.5%          1.0%
    as a percentage of net sales...........          21.3%         19.6%         17.3%         28.6%         13.9%
  Return on shareholders' equity...........           3.33          3.43          3.19          1.46          1.49
  Current ratio............................            .53           .68           .88           .45           .74
  Debt to equity ratio.....................      $    5.90      $   4.94      $   4.25      $   3.70      $   2.89
  Book value per common share..............


-------------------------
(1) The financial data for the Company included herein has been restated for all periods to reflect the balances and activities of Universal Restaurants, Inc., a former subsidiary, as discontinued operations.


(2) In 1995, the Company reclassified delivery expense to include it as a component of cost of goods sold and gross profit. For comparability, gross profit for 1994, 1993 and 1992 has been restated to include delivery expense.


(3) Includes the effect of shares of common stock issued since December 29, 1992, and shares of common stock to be issued pursuant to the exercise of outstanding options.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

        FINANCIAL IMPACT OF FLUCTUATIONS IN LUMBER PRICES & SEASONALITY

     The Company experiences fluctuations in the cost of lumber products from primary producers. The table below highlights such fluctuations for the years ended December 28, 1996, December 30, 1995 and December 31, 1994. A variety of factors over which the Company has no control, including government regulations, environmental regulations, weather conditions, and natural disasters, impact the cost of lumber products. The Company anticipates that these fluctuations will continue in the future.

     The following table presents the Random Lengths framing lumber composite price. The composite price is a weighted average of nine key framing lumber prices chosen from major producing areas and species. The composite price is designed as a broad measure of price movement in the commodity lumber market ("Lumber Market"). The effects of the Lumber Market on the Company's results of operations are discussed below under the captions "Net Sales" and "Cost of Goods Sold and Gross Profit." Depending on the extent of the fluctuation, the type of product and other factors, it could take up to a month for a fluctuation in the Lumber Market to be reflected in the Company's selling prices.

                                                                   RANDOM LENGTHS
                                                                   AVERAGE $/MBF
                                                              ------------------------
                                                              1996      1995      1994
                                                              ------------------------
January.....................................................  $329      $379      $491
February....................................................   347       383       476
March.......................................................   353       358       466
April.......................................................   374       335       388
May.........................................................   420       313       413
June........................................................   409       292       418
July........................................................   402       328       388
August......................................................   443       330       396
September...................................................   443       346       373
October.....................................................   421       321       376
November....................................................   459       324       405
December....................................................   428       332       373
                                                              ----      ----      ----
Annual average..............................................  $402      $337      $414

     The Company's business is seasonal in nature and results of operations vary from quarter to quarter. The demand for many of the Company's products is highest during the period of April to August. Accordingly, the Company's sales tend to be greater during its second and third quarters. To support this sales peak, the Company builds its inventory of finished goods throughout the winter and spring. Therefore, quantities of raw materials and finished goods inventories tend to be at their highest, relative to sales, during the Company's first and fourth quarters. As a result, the Company has some exposure related to sharp declines in the Lumber Market during its primary selling season. Since 1995, the Company has decreased its exposure by:

- Negotiating unique supply programs with vendors. These programs have substantially reduced the Company's investment in inventories, and include those materials which are most susceptible to adverse changes in the Lumber Market.

- Instituting inventory management initiatives to accelerate the throughput of material in its plants and reduce the average supply of inventory.


- Improving its sales mix by selling more value-added products in relationship to total sales. Value-added products are less susceptible to the adverse effects a decline in the Lumber Market can have on the Company's profitability. See further discussion under the caption "Net Sales."

                             RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, the components of the Company's Consolidated Statement of Earnings as a percentage of net sales.

                                                                           YEARS ENDED
                                                         ------------------------------------------------
                                                         DECEMBER 28,      DECEMBER 30,      DECEMBER 31,
                                                             1996              1995              1994
                                                         ------------------------------------------------
Net sales..........................................         100.0%            100.0%            100.0%
Cost of goods sold.................................          89.9              90.0              92.1
                                                            -----             -----             -----
Gross profit.......................................          10.1              10.0               7.9
Selling, general, and administrative expenses......           6.4               6.4               5.3
                                                            -----             -----             -----
Earnings from operations...........................           3.7               3.6               2.6
Other expense, net.................................           0.3               0.4               0.5
                                                            -----             -----             -----
Earnings before income taxes.......................           3.4               3.2               2.1
Income taxes.......................................           1.3               1.3               0.9
                                                            -----             -----             -----
Net earnings.......................................           2.1%              1.9%              1.2%
                                                            =====             =====             =====

NET SALES

     The Company manufactures, treats, and distributes lumber products to the do-it-yourself (DIY), manufactured housing, wholesale lumber, and industrial markets. Its sales comprise a single industry segment. The following table presents, for the periods indicated, the Company's net sales (in thousands) and percentage of total net sales by market classification.

                                                                      YEARS ENDED
                                        -----------------------------------------------------------------------
                                        DECEMBER 28,             DECEMBER 30,             DECEMBER 31,
                                            1996          %          1995          %          1994          %
       MARKET CLASSIFICATION            -----------------------------------------------------------------------
------------------------------------
DIY.................................      $426,396       49.1%     $372,595       50.4%     $432,120       49.9%
Manufactured Housing................       336,240       38.8       279,447       37.8       299,626       34.6
Wholesale Lumber....................        56,575        6.5        47,314        6.4        87,463       10.1
Industrial..........................        48,507        5.6        39,921        5.4        46,762        5.4
                                          --------      -----      --------      -----      --------      -----
                                          $867,718      100.0%     $739,277      100.0%     $865,971      100.0%
                                          ========      =====      ========      =====      ========      =====

     Net sales in 1996 increased $128 million, or 17%, compared to 1995, reflecting an estimated 11% increase in overall selling prices combined with an estimated 6% increase in the volume of units shipped. In 1995, a lower Lumber Market substantially reduced the overall selling prices of the Company's products resulting in a 15% decrease in net sales to $739 million. Unit sales comparing 1995 with 1994 remained flat primarily due to the Company's selective selling efforts.

     In 1995, the Company began selective selling initiatives to increase its sales of value-added products in relationship to total sales. In the course of doing this, it successfully eliminated a significant amount of preservative-treated and untreated commodity lumber sales which did not meet targeted gross profit percentages. Value-added product sales consist primarily of items sold to the DIY market under the Company's Fence Fundamentals(TM), Lattice Basics(TM), Deck Necessities(R), Outdoor Essentials(TM), Storage Solutions(TM) and YardLine(R) trade names, trusses sold to the manufactured housing market, and products sold to the industrial market. The Company defines these products as "value-added" due to the higher margins it recognizes on the sale of these products versus those recognized on commodity-based products such as treated, untreated and remanufactured lumber. The Company's ratio of value-added product sales to total sales in 1996, 1995 and 1994 was 31.3%, 31.8% and 26.2%, respectively. A long-term goal of the Company is to achieve a ratio of value-added product sales to total sales of at least 50%. It plans to achieve this goal through strategic acquisitions into new markets, new product introduction and eliminating sales of commodity-based products which do not meet profitability targets.

DIY:

     Net sales to the DIY market increased approximately $54 million, or 14%, in 1996 compared to 1995, due to an increase in the Lumber Market which increased the overall selling prices of the Company's commodity-based products, supplemented by an increase in unit sales of commodity-based and value-added products. In 1995, a lower Lumber Market decreased overall selling prices resulting in a 14% decrease in sales to $373 million compared to 1994. Although unit sales increased, this was more than offset by the 19% decrease in the Lumber Market in 1995 compared to 1994.

     The following table presents, for the periods indicated, the Company's value-added and commodity-based product sales to the DIY market, in thousands:

                                                             YEARS ENDED
                                  ------------------------------------------------------------------
                                  DECEMBER 28,   % OF    DECEMBER 30,   % OF    DECEMBER 31,   % OF
                                      1996       TOTAL       1995       TOTAL       1994       TOTAL
                                  ------------------------------------------------------------------
Value-added product sales.......    $129,336      30.3%    $116,198      31.2%    $106,239      24.6%
Commodity-based product sales...     297,060      69.7      256,397      68.8      325,881      75.4
                                    --------     -----     --------     -----     --------     -----
Total...........................    $426,396     100.0%    $372,595     100.0%    $432,120     100.0%
                                    ========     =====     ========     =====     ========     =====

     A decrease in the Company's ratio of value-added product sales to total sales in 1996 is due to the effects of the Lumber Market on the Company's sales of commodity-based products. Sales of these products are generally indexed to the Lumber Market, while value-added products sold to the DIY market generally have fixed sales prices for a specified time period or quantity. Therefore, a substantial increase in the Lumber Market, which occurred in 1996, will cause commodity-based products to represent a proportionately higher percentage of total DIY sales dollars.

     An increase in the ratio of value-added product sales to total sales in this market to 31.2% in 1995 from 24.6% in 1994 was primarily due to the Company's selective selling efforts and the closure of two plants. At the end of 1994, the Company shut down and subsequently disposed of the unprofitable operations of two East Coast treating plants. Sales from these plants consisted primarily of preservative-treated dimension lumber, timber and boards which carried relatively low gross margins and whose profits were very susceptible to fluctuations in the Lumber Market. In 1995, the Company completed construction of new, more efficient treating plants in Hamilton, OH and Harrisonville, MO which have a higher ratio of value-added product sales to total sales.

MANUFACTURED HOUSING:

     Net sales to the manufactured housing market increased approximately $57 million, or 20%, in 1996 compared to 1995, due to an increase in the Lumber Market which substantially increased the selling prices of the Company's products, supplemented by an increase in unit sales. The effect of the higher Lumber Market on the selling prices of trusses was offset to some extent, however, by increased competition in certain geographic areas forcing selling prices down. Unit shipments improved further in the fourth quarter of 1996, compared to the same period of 1995, as a result of the acquisition of certain net assets of Hi-Tek Forest Products, Inc. ("Hi-Tek"), a former competitor of the Company, on October 1, 1996. Hi-Tek primarily sold to the manufactured housing market.

     The following table presents, for the periods indicated, the Company's truss and commodity-based product sales to the manufactured housing market, in thousands:

                                                                 YEARS ENDED
                              ---------------------------------------------------------------------------------
                              DECEMBER 28,      % OF       DECEMBER 30,      % OF       DECEMBER 31,      % OF
                                  1996          TOTAL          1995          TOTAL          1994          TOTAL
                              ---------------------------------------------------------------------------------
Truss sales.............        $ 93,751         27.9%       $ 80,528         28.8%       $ 73,454         24.5%
Commodity-based product
  sales.................         242,489         72.1         198,919         71.2         226,172         75.5
                                --------        -----        --------        -----        --------        -----
Total...................        $336,240        100.0%       $279,447        100.0%       $299,626        100.0%
                                ========        =====        ========        =====        ========        =====

     A decrease in the Company's ratio of truss sales to total sales in 1996 compared to 1995 is due to the effect of the Lumber Market which increased the overall selling prices of commodity-based products in 1996, while certain regional competition caused the selling prices of trusses to remain flat. A 20% increase in trusses shipped in 1995 compared to 1994 resulted in an increase in the ratio of truss sales to total sales.

WHOLESALE:

     Net sales to the wholesale lumber market increased $9 million, or 20%, in 1996 compared to 1995 due to the effect of the higher Lumber Market in 1996. The Company does not expect unit sales to this market to increase in the foreseeable future as a result of its goal to increase its ratio of value-added product sales to total sales and increase overall gross margins.

     Net sales to this market decreased $40 million, or 46%, in 1995 compared to 1994, due to the lower Lumber Market which decreased overall selling prices, combined with a decrease in units shipped as a result of selective selling efforts.

INDUSTRIAL:

     Net sales to the industrial market increased $9 million, or 22%, in 1996 compared to 1995. The Company plans to grow its sales to this market in the future through internal expansion and strategic acquisitions. In many cases, the products sold to this market are produced from the by-product of manufactured products sold to other markets. Therefore, products produced for the industrial market provide an opportunity for the Company to improve its raw material yields. In addition, customer demand for products sold to this market are less susceptible to seasonal trends.

     Net sales to this market decreased $7 million, or 15%, in 1995 compared to 1994, due primarily to the lower Lumber Market comparing the two periods.

COST OF GOODS SOLD AND GROSS PROFIT

     Gross profit as a percentage of net sales increased to 10.1% in 1996 from 10.0% in 1995. The following factors affected the Company's gross profit percentage during the year resulting in the overall increase mentioned above:

- The upward Lumber Market trend during the second quarter of 1996, the Company's primary selling season. In a period of rising Lumber Market prices, the Company will realize a higher gross profit percentage on the sale of its commodity-based products than it will in a period of flat or declining lumber prices. This is due to the price increase which occurs between the time of purchase and subsequent sale. The Company realized a gross profit percentage of 11.2% in the second quarter of 1996 compared with 9.9% in the same period of 1995 due to this situation. In the second quarter of 1995 the Lumber Market was on a downward trend.

- The effect of the higher Lumber Market on the gross profit percentage of the Company's commodity-based products during the last six months of 1996 compared to the last six months of 1995. Selling prices of these products are generally indexed to the Lumber Market, along with a fixed dollar "adder" to cover production costs plus profit. Therefore, in a stable but high Lumber Market, the Company's gross profit percentage will be lower than the gross profit percentage it would realize with a stable but low Lumber Market. This is the situation the Company faced in the last six months of 1996 compared to 1995. Gross profit percentages in the third and fourth quarters of 1996 were 9.0% and 9.4%, respectively, compared with 9.4% and 10.7% in the third and fourth quarters of 1995, respectively, offsetting the increase mentioned in the first point above.


- Increased competition in the manufactured housing market, in certain geographic regions, has caused some downward pressure on the selling prices of trusses throughout the year as the Company continues to maintain market share. Although the Company estimates it maintains approximately 70% market share in the supply of HUD-code trusses to the manufactured housing market, there are relatively few barriers to entry into this market which can result in competitive pressures impacting gross margins. This situation also offset the positive gross margin effect mentioned in the first point above.


     In 1995, gross profit as a percentage of net sales improved to 10.0% in 1995 from 7.9% in 1994. This increase was due to the following:

- The Company substantially increased its sales of higher margin, value-added products to the DIY and manufactured housing markets.

- Commodity-based product sales which didn't meet certain profitability targets were eliminated.

- Supply programs with vendors were implemented which were designed to help the Company decrease its average investment in inventory and reduce the effects of the Lumber Market on gross profits.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     Selling, general and administrative expenses increased $7.7 million, or 16.2%, comparing 1996 and 1995. This increase is primarily due to increases in accrued incentive compensation expenses related to profitability, certain variable expenses related to sales, selling and administrative headcount, management training expenses, and depreciation related to upgraded information systems. In 1995, selling, general and administrative expenses increased $1.2 million compared with 1994, primarily due to increases in accrued incentive compensation expenses related to profitability and increased depreciation expenses due to the Company's investment in upgrading its information systems.

OTHER EXPENSE, NET


     Other expense, net is primarily comprised of interest expense and interest income. Net interest costs (interest expense less interest income) decreased by approximately $555,000 comparing 1996 and 1995, and by approximately $2,143,000 comparing 1995 and 1994. The trend of declining net interest costs resulted from continued reductions in debt from 1994 through 1996, due to ongoing improvements in working capital management (see "Liquidity and Capital Resources").


INCOME TAXES


     The Company's effective tax rates in 1996, 1995 and 1994 were 40.3%, 40.5% and 41.1%, respectively. Effective tax rates differ from statutory federal income tax rates primarily due to provisions for state and local income taxes, which can vary from year to year based on changes in income generated by the Company in each of the states in which it operates.


                        LIQUIDITY AND CAPITAL RESOURCES

     Cash flow provided by operating activities in 1996 was $4.3 million compared with $41.7 million in 1995. The $37.4 million decrease is due primarily to the higher Lumber Market in the fourth quarter of

1996 which increased the cost of lumber, and consequently, the Company's investment in working capital at the end of the period. The Company continues to improve its working capital management practices, evidenced by an 8.5% decrease in its cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) to 43.25 days from 47.25 days, comparing 1996 and 1995. This improvement, along with the Company's strong cash position at the beginning of the year, allowed it to avoid borrowing on its lines of credit during the year, leaving $119 million available on its revolving credit facilities at December 28, 1996.

     Capital expenditures totaled $19.5 million in 1996. Approximately $9.1 million was spent to upgrade machinery and equipment and information systems and expand operations at certain plants. An additional $10.4 million was spent on the October 1, 1996 acquisition of certain net assets of Hi-Tek. The acquired plants are located in Bend, Oregon; Boise, Idaho; and Corona, California, with operations consisting of truss manufacturing and lumber remanufacturing. The acquired plants primarily supply the manufactured housing market and have historical annual sales totaling approximately $30 million. The Company acquired Hi-Tek net assets using a portion of its invested cash.


     Cash flows used in financing activities in 1996 totaled $5.4 million and consisted of repayments on long-term debt, repurchases of common stock, proceeds from the issuance of common stock and dividends paid to shareholders at a semi-annual rate of $.03 per common share. In January 1996, the Company repurchased 100,000 shares of its common stock for an amount totaling approximately $822,000. Management is authorized to repurchase an additional 900,000 common shares under its current stock repurchase program. While the Company has no current obligation to buy back additional shares, it will continue to evaluate market conditions and alternative uses of its cash to determine whether and when it will make repurchases. In February and April 1996, one former officer and seven current officers of the Company exercised options to purchase 95,000 shares of common stock for approximately $247,000. In January 1997, the Company sold 30,188 shares of common stock to four officers in exchange for notes receivable totaling $399,991. Interest on the notes will be calculated at a rate of 7% per annum, and paid annually. The principal balance on the notes is due on or before April 1, 2007.


                  ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

     The Company is self-insured for environmental impairment liability, and accrues for the estimated cost of remedial actions when situations requiring such action arise. The Company owns and operates sixteen facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, the Company may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Remediation activities are currently being conducted at the Company's Granger, Indiana; Union City, Georgia; and Elizabeth City, North Carolina treatment facilities.

     The Company has accrued, in other long-term liabilities, amounts totaling $1.7 million and $2.8 million at December 28, 1996 and December 30, 1995, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The decrease in the liability from December 30, 1995 to December 28, 1996 is primarily due to payments made in 1996 for remediation efforts at one of the Company's locations. The Company believes that the potential future costs of known remediation efforts will not have a material adverse effect on its future financial position, results of operations or liquidity.

                                FORWARD OUTLOOK

     Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth below, the matters included in this report generally and certain economic and business factors, some of which may be beyond the control of the Company. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

COMPETITION:

     The Company is subject to competitive selling and pricing pressures in its major markets. While the Company is generally aware of its existing competitors' capabilities, it is subject to entry in its markets by new competitors, which could negatively impact financial results.

MARKET GROWTH:

     The Company's sales growth is dependent, in part, upon growth within the markets it serves. If the Company's markets do not maintain anticipated growth, or if the Company fails to maintain its market share, financial results could be impaired.

GOVERNMENT REGULATIONS:

     The Company is subject to a substantial amount of existing government regulations which create a burden on the Company. Should the Company become subject to additional laws and regulations enacted in the future, or changes in interpretation of existing laws, it could have an adverse affect on the Company's financial results.

LUMBER MARKET VOLATILITY:

     As previously stated, the Company experiences significant fluctuations in the cost of lumber products from primary producers. While the Company attempts to minimize its risk from severe price fluctuations, substantial, rapid changes in lumber prices can affect the Company's financial results.

NET SALES

     Independent sources forecast continued growth in the Company's two primary markets -- DIY and manufactured housing. The Company has no means of ascertaining the accuracy of these industry-wide projections, and actual results could vary significantly. Moreover, irrespective of any growth in industry sales, the Company's sales could vary materially, due to a variety of factors, such as increased competition and the Lumber Market, as well as other factors, some of which are beyond the Company's control.

     Do-It-Yourself Retailing, in its November 1996 edition, projected the following total retail sales by home improvement retailers for 1997 through 2000 (in billions).


1997........................................................    $140.7
1998........................................................    $146.4
1999........................................................    $152.3
2000........................................................    $158.4


     Manufactured Home Merchandiser, in its January 1997 edition, forecasted growth in this market of 5% to 7% in 1997. As a result of the acquisition of certain net assets of Hi-Tek, the Company has increased market share and believes it is in a position to grow at an even greater pace.

     Management believes the following strategies will drive the future sales growth of the Company in existing and new markets.

EXISTING MARKETS:

- The Company has opportunities to grow sales to existing markets in certain key geographic areas where it does not currently have a presence.

- The Company expects to increase sales of its YardLine(R) and Storage Solutions(TM) product lines. These were new products the Company began to manufacture in 1995 and 1996, and management expects sales of these products to increase in 1997. In addition, the Company is investigating other new value-added product opportunities for the DIY and manufactured housing markets.

NEW MARKETS:

- The Company is currently pursuing growth opportunities, including acquisitions of suppliers to the commercial and residential building components market, industrial packaging market, and international markets.

- The Company is currently planning to produce commercial and residential trusses utilizing three of its existing locations.

GROSS PROFIT

     The Company has recognized continued improvement in gross profit as a percentage of net sales over the last three years as follows:

1994........................................................     7.9%
1995........................................................    10.0%
1996........................................................    10.1%

     Management will continue to increase its efforts to improve its gross profit percentage in the future by means of the following goals:

- Increasing its ratio of value-added sales to total sales in existing markets through new product introduction and enhanced marketing of existing value-added products. The Company created a centralized marketing department at the end of 1996.

- Acquiring businesses which supply the new markets mentioned above.

- Implementing manufacturing initiatives to continue to automate and upgrade existing plants and processes to lower production costs per unit.

     Achievement of these goals is dependent upon, in part, certain factors that are beyond the control of management.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

     A goal of the Company is to continue to contain these costs despite a period of expected growth. However, increased expenses are expected in the following areas in the future:

- At the end of 1996, the Company created a centralized marketing department which will result in additional staff of approximately 8-10 professionals in 1997.

- Depreciation associated with recent investments in information technology.

- Personnel and benefit costs associated with increased headcount to support the growth of the business.

CORPORATE REORGANIZATION

     Effective December 28, 1996, the Company transferred substantially all of its operating assets to several corporations in exchange for 100% of the common stock of these entities. Immediately following this transfer, certain wholly-owned subsidiaries contributed certain assets, net of liabilities, to various partnership entities. These transactions qualify as part of a tax-free reorganization. Each of the newly formed entities utilizes the trade name Universal Forest Products(R) in its operations.

     The purpose of the reorganization was to formalize the existing structure of the Company, which had separate regional operating divisions since the mid 1980's. Two additional benefits the Company expects to achieve are reductions in its liability exposure and a reduction in state income taxes. Based on current projections, the Company expects a reduction in its effective tax rate of approximately three percentage points in future years. However, achieving this reduction is subject to several factors, including the absence of changes in future tax laws, which are beyond the control of management.

LIQUIDITY AND CAPITAL RESOURCES

     Since 1994, the Company has achieved continued improvements in its working capital management resulting in record cash flows from operations in 1994 and 1995. Management reduced its cash cycle to 43.25 days in 1996 from 47.25 days in 1995 and 71.3 days in 1994. Given the significant progress the Company has made in this area, management believes any further reduction in the cash cycle will be difficult to achieve. In addition, as the Company achieves its goals for sales growth, amounts invested in working capital are expected to increase despite a strong cash cycle.

     Management expects to spend between $13 and $15 million related to capital expenditures for 1997, primarily to upgrade and expand existing facilities and upgrade machinery and equipment and information systems. In addition, the Company's goal is to complete strategic acquisitions in existing and new markets. The Company may finance any potential future acquisition using its lines of credit, through an issuance of common stock, or a combination of both.

     Cash flows used in financing activities in 1997 are expected to consist of repayments of long-term debt totaling $3.7 million and dividends of approximately $.03 per common share paid semi-annually in June and December.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP


February 6, 1997

                          CONSOLIDATED BALANCE SHEETS


                                                                    DECEMBER 28,    DECEMBER 30,
                                                          NOTE          1996            1995
                                                         ---------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents..........................               $  1,275,636    $ 21,471,821
  Accounts receivable................................                 32,102,276      24,569,330
  Inventories:
     Raw materials...................................                 32,752,316      22,409,785
     Finished goods..................................                 55,767,455      43,501,348
                                                                    ------------    ------------
                                                                      88,519,771      65,911,133
  Prepaid income taxes...............................    L                               810,666
  Other current assets...............................                    474,085         481,481
  Deferred income taxes..............................    L             4,185,664       3,085,331
                                                                    ------------    ------------
     Total Current Assets............................                126,557,432     116,329,762
NON-COMPETE AGREEMENTS...............................    B, O          3,051,727
OTHER ASSETS.........................................    C, F, J       4,092,038       4,041,369
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements..............................    B, M         14,281,620      14,180,869
  Buildings and improvements.........................    B, M         34,298,281      30,303,990
  Machinery, equipment and office furniture..........    B, M         50,227,125      43,796,931
  Construction in progress...........................                  4,836,120       3,484,988
                                                                    ------------    ------------
                                                                     103,643,146      91,766,778
  Less accumulated depreciation and amortization.....    M           (43,967,364)    (36,481,076)
                                                                    ------------    ------------
                                                                      59,675,782      55,285,702
                                                                    ------------    ------------
                                                                    $193,376,979    $175,656,833
                                                                    ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable...................................               $ 14,100,269    $ 14,138,012
  Accrued liabilities:
     Compensation and benefits.......................    K            17,736,451      14,503,002
     Income taxes....................................    L               810,927
     Other...........................................                  1,761,486       1,393,474
  Current portion of long-term debt and capital lease
     obligations.....................................    E, M          3,652,900       3,928,433
                                                                    ------------    ------------
     Total Current Liabilities.......................                 38,062,033      33,962,921
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, LESS
  CURRENT PORTION....................................    E, M         48,975,502      52,455,513
DEFERRED INCOME TAXES................................    L             2,389,063       1,923,633
OTHER LIABILITIES....................................    F, N, O       4,072,580       3,875,912
COMMITMENTS AND CONTINGENCIES........................    N
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; shares authorized
     1,000,000; issued and outstanding, none
  Common stock, no par value; shares authorized
     25,000,000; issued and outstanding, 17,040,467
     and 17,041,496..................................    G, H         17,040,467      17,041,496
  Additional paid-in capital.........................    G            28,801,707      28,615,581
  Retained earnings..................................                 55,530,786      39,525,149
  Foreign currency translation adjustment............                   (830,459)       (997,549)
                                                                    ------------    ------------
                                                                     100,542,501      84,184,677
  Officers' stock notes receivable...................    I              (664,700)       (745,823)
                                                                    ------------    ------------
                                                                      99,877,801      83,438,854
                                                                    ------------    ------------
                                                                    $193,376,979    $175,656,833
                                                                    ============    ============


See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                               YEARS ENDED
                                                             ------------------------------------------------
                                                             DECEMBER 28,      DECEMBER 30,      DECEMBER 31,
                                                 NOTE            1996              1995              1994
                                                -------------------------------------------------------------
NET SALES...................................    B            $867,718,385      $739,276,801      $865,971,432
COST OF GOODS SOLD..........................    B, K, M       779,988,362       665,530,528       797,104,055
                                                             ------------      ------------      ------------
GROSS PROFIT................................                   87,730,023        73,746,273        68,867,377
SELLING, GENERAL AND ADMINISTRATIVE
  EXPENSES..................................    B, K, M        55,237,363        47,517,966        46,275,761
                                                             ------------      ------------      ------------
EARNINGS FROM OPERATIONS....................                   32,492,660        26,228,307        22,591,616
OTHER EXPENSE (INCOME):
  Interest, net.............................    D, E            3,033,632         3,588,146         5,731,427
  Other, net................................    B                (261,849)         (972,521)       (1,384,771)
                                                             ------------      ------------      ------------
    TOTAL OTHER EXPENSE.....................                    2,771,783         2,615,625         4,346,656
                                                             ------------      ------------      ------------
EARNINGS BEFORE INCOME TAXES................                   29,720,877        23,612,682        18,244,960
INCOME TAXES................................    B, L           11,971,000         9,563,000         7,500,000
                                                             ------------      ------------      ------------
NET EARNINGS................................                  $17,749,877       $14,049,682      $ 10,744,960
                                                             ============      ============      ============
PRIMARY AND FULLY-DILUTED EARNINGS PER
  SHARE.....................................                 $       1.00       $      0.80      $       0.61
WEIGHTED AVERAGE SHARES OUTSTANDING.........                   17,723,000        17,649,000        17,624,000

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                            FOREIGN
                                              ADDITIONAL                   CURRENCY      OFFICERS'
                                                PAID-IN      RETAINED     TRANSLATION   STOCK NOTES
                               COMMON STOCK     CAPITAL      EARNINGS     ADJUSTMENT    RECEIVABLE       TOTAL
                               ----------------------------------------------------------------------------------
BALANCE,
  December 25, 1993..........  $16,979,865    $28,531,568   $17,371,840                  ($947,714)   $61,935,559
  Net earnings...............                                10,744,960                                10,744,960
  Cash dividends -- $.05 per
    share....................                                  (852,000)                                 (852,000)
  Issuance of 60,250
    shares...................       60,250         74,063                                                 134,313
  Foreign currency
    translation adjustment...                                              ($532,921)                    (532,921)
  Payments received on
    officers' stock notes
    receivable...............                                                              138,449        138,449
                               -----------    -----------   -----------    ---------     ---------    -----------
BALANCE,
  December 31, 1994..........   17,040,115     28,605,631    27,264,800     (532,921)     (809,265)    71,568,360
  Net earnings...............                                14,049,682                                14,049,682
  Cash dividends -- $.105 per
    share....................                                (1,789,333)                               (1,789,333)
  Issuance of 1,381 shares...        1,381          9,950                                                  11,331
  Foreign currency
    translation adjustment...                                               (464,628)                    (464,628)
  Payments received on
    officers' stock notes
    receivable...............                                                               63,442         63,442
                               -----------    -----------   -----------    ---------     ---------    -----------
BALANCE,
  December 30, 1995..........   17,041,496     28,615,581    39,525,149     (997,549)     (745,823)    83,438,854
  Net earnings...............                                17,749,878                                17,749,878
  Cash dividends -- $.06 per
    share....................                                (1,022,360)                               (1,022,360)
  Issuance of 98,971
    shares...................       98,971        186,126                                                 285,097
  Repurchase of 100,000
    shares...................     (100,000)                    (721,881)                                 (821,881)
  Foreign currency
    translation adjustment...                                                167,090                      167,090
  Payments received on
    officers' stock notes
    receivable...............                                                               81,123         81,123
                               -----------    -----------   -----------    ---------     ---------    -----------
BALANCE,
  December 28, 1996..........  $17,040,467    $28,801,707   $55,530,786    ($830,459)    ($664,700)   $99,877,801
                               ===========    ===========   ===========    =========     =========    ===========


See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  YEARS ENDED
                                                                ------------------------------------------------
                                                                DECEMBER 28,      DECEMBER 30,      DECEMBER 31,
                                                      NOTE          1996              1995              1994
                                                      ----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..................................                $17,749,877       $14,049,682       $ 10,744,960
  Adjustments to reconcile net earnings to net
    cash provided by operations:
    Depreciation and amortization...............                  8,344,839         7,635,780          5,730,450
    Deferred income taxes.......................       L           (634,903)        1,117,337            944,056
    Loss (gain) on sale of property, plant and
      equipment.................................                     14,625          (272,476)        (1,353,843)
    Stock Gift Program expense..................       G              5,428             4,146              1,713
    Changes in:
      Accounts receivable.......................                 (5,416,946)        4,682,049           (289,800)
      Inventories...............................                (19,542,638)       12,775,433         28,600,982
      Other.....................................                   (902,263)          208,445           (437,043)
      Accounts payable..........................                   (532,744)         (661,083)         1,091,062
      Accrued liabilities.......................                  5,223,058         2,148,906         (2,013,733)
                                                                ------------      ------------      ------------
        Net cash provided by operations.........                  4,308,333        41,688,219         43,018,804
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment....                 (9,074,262)      (14,345,894)       (18,006,878)
  Acquisition of certain net assets of Hi-Tek...       B        (10,413,000)
  Proceeds from sale of property, plant and
    equipment...................................                    232,542         1,381,770            450,590
  Purchases of notes receivable.................                   (164,085)                             (60,000)
  Collection of notes receivable................       I            297,900           346,714            978,950
  Purchases of other assets.....................                     (4,374)          (32,820)           (54,419)
                                                                ------------      ------------      ------------
        Net cash used in investing activities...                (19,125,279)      (12,650,230)       (16,691,757)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net repayments of notes payable...............       D                           (1,600,000)       (46,292,028)
  Proceeds from issuance of long-term debt......       E                                              39,735,861
  Repayment of long-term debt...................       E         (3,814,667)       (4,287,375)        (5,004,693)
  Final payment for Chesapeake inventory........                                                      (2,171,000)
  Proceeds from issuance of common stock........       G            279,669             7,185            132,600
  Cash dividends paid...........................                 (1,022,360)       (1,789,333)          (852,000)
  Repurchase of common stock....................       G           (821,881)
  Repayment of note payable to shareholder......                                                     (13,060,000)
                                                                ------------      ------------      ------------
        Net cash used in financing activities...                 (5,379,239)       (7,669,523)       (27,511,260)
                                                                ------------      ------------      ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS...................................                (20,196,185)       21,368,466         (1,184,213)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR....                 21,471,821           103,355          1,287,568
                                                                ------------      ------------      ------------
CASH AND CASH EQUIVALENTS, END OF YEAR..........                $ 1,275,636       $21,471,821       $    103,355
                                                                ============      ============      ============
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest....................................                $ 4,045,000       $ 4,815,000       $  5,710,000
    Income taxes................................                 10,984,000         8,174,000          8,340,000
NON-CASH INVESTING ACTIVITIES:
  Property, plant and equipment acquired through
    capital leases and long-term debt...........       E        $    59,000       $    59,000       $    141,000
  Receivables on sale of property, plant and
    equipment...................................       C                                               1,976,000
  Net book value of real property contributed to
    profit sharing plan.........................                                                         285,000
  Net book value of assets disposed through
    lease termination agreement.................       M                              864,000
  Real estate received in lieu of note
    receivable..................................                    347,000
  Assumption of accounts payable with the
    acquisition of certain net assets of
    Hi-Tek......................................       B            495,000

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

     Universal Forest Products, Inc. (the "Company") manufactures, treats and distributes lumber products for the do-it-yourself (DIY), manufactured housing, wholesale lumber and industrial markets. The Company's principal products are preservative-treated wood, engineered roof trusses, dimension lumber, and value-added lumber products including lattice, fence panels, deck components, and kits for various outdoor products sold under the Company's many trademarks. The Company currently operates manufacturing, treating, and distribution facilities throughout North America and comprises a single industry segment. In 1996, 1995 and 1994 approximately 15%, 15% and 13% of net sales, respectively, were to a single customer.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and partnerships. All intercompany transactions and balances have been eliminated.

FISCAL YEAR

     The Company's fiscal year is comprised of 52 or 53 weeks, ending on the last Saturday in December of each year. Fiscal years 1996 and 1995 were comprised of 52 weeks each and fiscal year 1994 was comprised of 53 weeks. Unless otherwise stated, references to 1996, 1995 and 1994 relate to the years ended December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     In accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," the estimated fair values of financial instruments have been determined by the Company; significant differences in fair market values and recorded values are disclosed in Note E. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     The fair value estimates presented herein are based on pertinent information available to management as of December 28, 1996. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

USE OF ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be reasonable, however, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.

INVENTORIES

     Inventories are stated at the lower of average cost or market. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements...........................    15 to 31.5 years
Land improvements....................................       5 to 15 years
Machinery and equipment..............................        3 to 8 years
Office furniture.....................................        5 to 8 years

FOREIGN CURRENCY TRANSLATION

     The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The gains or losses resulting from such translation are included as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions were not material in 1996, 1995 or 1994, and are reflected in earnings from continuing operations.

INCOME TAXES

     Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

REVENUE RECOGNITION

     Revenue is recognized at the time the product is shipped to the customer. The Company's policy is to evaluate individual accounts receivable balances on a monthly basis and charge to bad debt expense those balances which may be uncollectible. Collections of amounts previously written off are recorded as an offset to bad debt expense. Such recoveries were not significant in any period presented. Bad debt expense, net of recoveries, amounted to approximately $707,000, $143,000 and $926,000, for 1996, 1995 and 1994, respectively.

EARNINGS PER COMMON SHARE

     Earnings per common share have been computed based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted in 1989 and 1993 (see Note H), utilizing the "treasury stock" method. Primary and fully-diluted earnings per common share were not materially different during the periods presented. Weighted average shares outstanding are as follows:

                                                    1996            1995            1994
                                                 ------------------------------------------
Issued and outstanding.......................    17,030,000      17,041,000      17,028,000
Effect of stock options......................       693,000         608,000         596,000
                                                 ----------      ----------      ----------
Weighted average shares outstanding..........    17,723,000      17,649,000      17,624,000
                                                 ==========      ==========      ==========

RECLASSIFICATIONS

     Certain reclassifications have been made in the 1995 consolidated balance sheet to conform to the classifications used in 1996.

B. ACQUISITION

     Effective October 1, 1996, the Company acquired certain assets of Hi-Tek Forest Products, Inc. ("Hi-Tek") for approximately $10,908,000 and assumed accounts payable totaling approximately $495,000 (the "Acquisition"). The aggregate purchase price, funded through the Company's cash balances, consisted of the following amounts:

Accounts receivable.........................................  $ 2,116,000
Inventories.................................................    3,066,000
Property, plant, and equipment..............................    3,601,000
Accounts payable............................................     (495,000)
Non-compete agreement.......................................    2,125,000
                                                              -----------
                                                              $10,413,000
                                                              ===========

     The non-compete agreement spans a five year time period, covers the geographic regions in which the acquired plants operate, and is being amortized over the five year term of the agreement on a straight-line basis. The acquired operations are located in Bend, Oregon; Boise, Idaho; and Corona, California.

     The Acquisition has been accounted for as a purchase. Accordingly, the aggregate purchase price has been allocated to assets acquired and accounts payable assumed, based on their estimated fair market values. Hi-Tek's results of operations since the date of the acquisition are included in the Company's earnings from operations.

C. NOTE RECEIVABLE

     In May 1994, the Company entered into a land contract agreement to sell real estate for $1,600,000. The agreement required a $25,000 payment at the time the agreement was executed, and an additional $375,000 was received on November 1, 1994, the date on which all conditions of the sale were completed or waived. Annual installments of interest are to be made on November 1 at a rate of 7.5% per annum, with the entire balance of principal and accrued interest due November 1, 1999. In November 1994, the Company recorded a gain on the transaction of approximately $810,000. The remaining principal amount outstanding of $1,200,000 is included in "Other Assets." At December 28, 1996, the estimated fair value of the note receivable approximated its carrying value.

D. NOTES PAYABLE

     At December 28, 1996, the Company had unsecured lines of credit available with banks totaling $122,000,000, including amounts reserved for letters of credit. The agreements are subject to annual renewal. The Company had no amounts outstanding on unsecured lines of credit with banks at December 28, 1996 and December 30, 1995. Borrowings under the lines are at negotiated rates which are at or below each respective bank's prime rate. The average rates for 1995 and 1994 were 6.9% and

5.6%, respectively. The Company did not draw on its lines in 1996. A bank has extended letters of credit on the Company's behalf aggregating $2,581,720 at December 28, 1996.

E. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

     Long-term debt and capital lease obligations are summarized as follows at December 28, 1996 and December 30, 1995:

                                                                 1996             1995
                                                              ----------------------------
Senior unsecured notes, $5,714,285 due annually commencing
  May 1998 through May 2004, interest due semi-annually at
  7.15% per annum...........................................  $40,000,000      $40,000,000
Bank term loan, $119,048 due monthly through November 1999,
  interest due monthly at 7.75% per annum...................    4,285,714        5,595,238
Bank term loan, $500,000 due semi-annually through December
  2000, interest due monthly at 5.25% per annum.............    5,000,000        6,000,000
Bank term loan, $350,000 due semi-annually through December
  1999, interest due monthly at 9.67% per annum.............    2,100,000        2,800,000
Bank term loan, $350,000 due semi-annually through April
  1997, interest due monthly at 9.89% per annum.............      350,000        1,050,000
Capital lease obligations, interest imputed at rates ranging
  from 7.25% to 8.00% per annum.............................      823,058          824,456
Mortgage note, $2,391 due monthly including interest at
  12.00% per annum through January 1997.....................        2,391           30,962
Other.......................................................       67,239           83,290
                                                              -----------      -----------
                                                               52,628,402       56,383,946
Less current portion........................................    3,652,900        3,928,433
                                                              -----------      -----------
Long-term portion...........................................  $48,975,502      $52,455,513
                                                              ===========      ===========

     The terms of the senior unsecured note agreement require annual principal payments on such indebtedness of $5,714,286 commencing in May 1998 and continuing through May 2004. The terms of the note agreement require, in part, the Company to maintain a minimum net worth and comply with certain financial ratios. The agreement also restricts the amount of additional indebtedness the Company may incur and the amount of assets which may be sold.

     The bank term loans and the line of credit agreements require the maintenance of certain financial ratios and place specified limits on new indebtedness and stock redemptions.

     At December 28, 1996, the principal maturities of long-term debt and capital lease obligations are as follows:

1997........................................................  $ 3,652,900
1998........................................................    9,674,631
1999........................................................    8,727,295
2000........................................................    6,716,434
2001........................................................    6,714,286
Thereafter..................................................   17,142,856
                                                              -----------
                                                              $52,628,402
                                                              ===========

     At December 28, 1996, the estimated fair value of the Company's long-term debt, including the current portion, was approximately $50,992,000, which was approximately $1,636,000 less than the carrying value. The estimated fair value is based on rates anticipated to be available to the Company for debt with similar terms and maturities. The estimated fair value of notes payable included in current liabilities approximated the carrying value.

F. DEFERRED COMPENSATION

     The Company has established a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement from the Company. The Company has purchased life insurance on such executives, payable to the Company in amounts which, if assumptions made as to mortality experience, policy dividends and other factors are realized, will accumulate cash values adequate to reimburse the Company for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows the Company to reduce benefit payments to such amounts as may be funded by accumulated cash values.

G. COMMON STOCK

     On January 27, 1994, the Company's Board of Directors approved the Employee Stock Purchase Plan ("Stock Purchase Plan"), Director Retainer Stock Plan ("Stock Retainer Plan") and Employee Stock Gift Program ("Stock Gift Program").

     The Stock Purchase Plan allows eligible employees to purchase shares of Company stock at a share price equal to 90% of fair market value on the purchase date. In 1996 and 1995, 3,471 and 831 shares, respectively, were issued under this Plan for an amount totaling approximately $33,000 and $7,200, respectively.

     The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of Company stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of Company stock at the time of deferral, and is increased for dividends declared. The Company has accrued approximately $83,000, $50,000 and $25,000 at December 28, 1996, December 30, 1995 and
December 31, 1994, respectively, for amounts incurred under this Plan.

     The Stock Gift Program allows the Board of Directors to gift shares of stock to eligible employees based on length of service. The Company gifted 500, 550 and 250 shares of stock under this Plan in 1996, 1995 and 1994, respectively, and recognized the market value of the shares at the date of issuance as expense.

     At December 28, 1996, a total of 1,464,398 shares are reserved for issuance under the Plans mentioned above and under Note H below.

     On October 27, 1995, the Board of Directors approved a share repurchase program for up to 1,000,000 shares of the Company's common stock. In 1996, the Company repurchased 100,000 shares of its common stock for approximately $822,000.

H. STOCK OPTIONS

     On June 8, 1989, the Company granted non-qualified stock options to certain executive officers. In February 1996 and March 1994, two former officers exercised all of their options and each purchased 60,000 shares of common stock for $132,600. At December 28, 1996 options for 90,000 and 50,000 shares were outstanding at prices of $2.21 and $3.31 per share, respectively. Such options are exercisable currently, and expire on June 1, 1997 and June 1, 2000, respectively.

     On June 1, 1993, the shareholders approved the Incentive Stock Option Plan (the "Plan") for officers of the Company. Options for the purchase of all 1,200,000 shares of the Company's common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by the Company at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. In April 1996, seven officers exercised options and purchased 35,000 shares of common stock for $113,750. The remaining options are exercisable within thirty days of the anniversary of the Plan in the years and at the prices shown below:

                                                                NUMBERS OF    OPTION
PLAN ANNIVERSARY                                                  SHARES      PRICE
---------------                                                 ----------    ------
1997........................................................       37,500     $3.50
1998........................................................       80,000      3.75
1999........................................................      170,000      4.00
2000........................................................       80,000      4.25
2001........................................................      162,500      4.50
2002........................................................      185,000      5.00
2005........................................................      190,000      5.75
2006........................................................       60,000      6.00
2007........................................................       60,000      6.25
2008........................................................       40,000      6.50
                                                                ---------
                                                                1,065,000
                                                                =========

     On November 10, 1993, the Company granted an option to purchase 10,000 shares of common stock to an officer of the Company at an option price of $7.25 per share. The option is exercisable for a period of thirty days prior to November 10, 2003, and the officer must be employed by the Company at the time of exercise. The agreement also requires the purchased shares to be held at least one year.


     On January 27, 1994, the Company's Board of Directors approved the Employee Stock Option Plan (the "Plan"). The Plan allows the Board of Directors to grant options to purchase shares of Company stock to eligible members of management. Under the provisions of the Plan, the exercise price of the options must not be less than 100% of the fair market value of a share of Company stock at the time of grant, and the options expire after five years or ten years from the date of grant. The exercise price and option period are dependent upon an employee's percentage of ownership of Company stock. An employee must continue to be employed by the Company to exercise the options. No options have been granted under this Plan as of December 28, 1996.


I. OFFICERS' STOCK NOTES RECEIVABLE

     The officers' stock notes receivable represent notes obtained by the Company from certain officers for the purchase of the Company's common stock. Interest on the notes ranges from fixed rates of seven to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). At December 28, 1996, payments on the notes are due as follows:

1997........................................................      $100,968
1998........................................................       107,953
1999........................................................       146,726
2000........................................................        96,039
2001........................................................       102,777
Thereafter..................................................       110,237
                                                                  --------
                                                                  $664,700
                                                                  ========

     On January 1, 1997, the Company sold 30,188 shares of common stock to four officers in exchange for notes receivable totaling $399,991. Interest on the four notes will be calculated at a rate of 7% per annum, and paid annually. The principal balance on the notes is due on or before April 1, 2007.

J. LIFE INSURANCE

     In September 1995, the Company acquired a second-to-die life insurance policy on its Chairman of the Board and his spouse, the Company's largest shareholders. The death benefit on the policy totals

$8,700,000 and the Company is the beneficiary. The cash surrender value on the policy at December 28, 1996 is included in "Other Assets."

K. RETIREMENT PLAN


     The Company has a profit sharing plan for the benefit of substantially all of its employees. Amounts contributed to the plan are made at the discretion of the Board of Directors. The Company contributed approximately $1,528,000, $1,506,000 and $1,296,000 in 1996, 1995 and 1994, respectively. In addition, on
July 1, 1994, the Company amended and restated the plan to include a 401(k) feature. During 1996, 1995 and 1994, the Company matched 25% of employee contributions, on a discretionary basis, totaling approximately $440,000, $393,000 and $87,000, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $9,500.


L. INCOME TAXES

     Income tax provisions for the years ended December 28, 1996, December 30, 1995, and December 31, 1994 are summarized as follows:

                                                                 1996             1995            1994
                                                              -------------------------------------------
Currently payable:
  Federal...................................................  $10,140,615      $6,829,363      $4,989,796
  State and local...........................................    2,465,288       1,616,300       1,566,148
                                                              -----------      ----------      ----------
                                                               12,605,903       8,445,663       6,555,944
Net Deferred:
  Federal...................................................     (504,094)        883,896         697,393
  State and local...........................................     (130,809)        233,441         246,663
                                                              -----------      ----------      ----------
                                                                 (634,903)      1,117,337         944,056
                                                              -----------      ----------      ----------
                                                              $11,971,000      $9,563,000      $7,500,000
                                                              ===========      ==========      ==========

     The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                              1996      1995      1994
                                                              ------------------------
Statutory federal income tax rate...........................  35.0%     35.0%     35.0%
State and local taxes.......................................   4.9       5.4       6.0
Other.......................................................    .4        .1        .1
                                                              ----      ----      ----
Effective income tax rate...................................  40.3%     40.5%     41.1%
                                                              ====      ====      ====

     Temporary differences which give rise to deferred tax assets and liabilities at December 28, 1996 and December 30, 1995 are as follows:

                                                        1996                              1995
                                            ----------------------------      ----------------------------
                                             DEFERRED       DEFERRED TAX       DEFERRED       DEFERRED TAX
                                            TAX ASSETS      LIABILITIES       TAX ASSETS      LIABILITIES
                                            --------------------------------------------------------------
Employee benefits......................... $2,593,033        $ (453,503)     $2,269,431
Depreciation..............................                    2,801,951                        $2,092,820
Inventory.................................    538,385                           389,411
Accrued expenses..........................    783,820           247,057         379,925
All other.................................    270,426          (206,442)         46,564          (169,187)
                                            ---------        ----------      ----------        ----------
                                           $4,185,664        $2,389,063      $3,085,331        $1,923,633
                                            =========        ==========      ==========        ==========

M. LEASES

     Leased property included in the balance sheet at December 28, 1996 and December 30, 1995 is as follows:

                                                                   1996           1995
                                                                 ------------------------
Land and improvements......................................      $ 275,904      $ 275,904
Buildings and improvements.................................        319,305        319,305
Machinery and equipment....................................        251,340        251,340
                                                                 ---------      ---------
                                                                   846,549        846,549
Less accumulated amortization..............................       (175,440)      (115,132)
                                                                 ---------      ---------
                                                                 $ 671,109      $ 731,417
                                                                 =========      =========

     The Company leases certain real estate under operating lease agreements with original terms ranging from one to ten years. The Company is required to pay real estate taxes and other occupancy costs under these leases. Certain of these leases carry renewal options of five to fifteen years. The Company also leases motor vehicles and equipment under operating lease agreements, for periods of one to seven years. Future minimum payments under noncancellable leases at December 28, 1996 are as follows:

                                                     CAPITAL     OPERATING
                                                     LEASES        LEASES        TOTAL
                                                    -------------------------------------
1997............................................    $  65,086    $2,401,809    $2,466,895
1998............................................      864,903     1,694,842     2,559,745
1999............................................        3,758       716,358       720,116
2000............................................        2,192       199,393       201,585
2001............................................                     91,735        91,735
                                                    ---------    ----------    ----------
Total minimum lease payments....................      935,939    $5,104,137    $6,040,076
                                                                 ==========    ==========
Less imputed interest...........................     (112,881)
                                                    ---------
Present value of minimum lease payments.........    $ 823,058
                                                    =========

     Rent expense was approximately $3,718,000, $3,363,000 and $3,084,000 in 1996, 1995 and 1994, respectively, including approximately $100,000 paid annually to the Company's profit-sharing plan for the lease of certain property.

     On July 28, 1995, the Company entered into a lease termination agreement with Chesapeake Corporation covering four of the five facilities the Company acquired on October 4, 1993. The significant terms of the agreement are outlined as follows:

- The lease for the Fredericksburg, Virginia facility was terminated, effective May 8, 1995. The Company had ceased operations at this facility on December 31, 1994. The Company will continue to be responsible for any environmental liability which may have resulted from its operating and occupying this facility from October 4, 1993 to May 8, 1995, the date of lease termination.

- Titles to the Elizabeth City, North Carolina; Stockertown, Pennsylvania; and Holly Hill, South Carolina facilities were transferred to the Company without any further lease payments by the Company. The Company accepted these sites "as is." As a result, the Company is responsible for any potential environmental liability at these sites.

     On July 28, 1995, the Company sold all of the assets of the Holly Hill, South Carolina facility. As a condition of the sale agreement, the buyer is responsible for any environmental liability existing at the site at the time of the sale.

     Based on the results of the final baseline environmental reports and the research of its consultants, the Company believed the reduction in its capital lease obligation substantially offset the estimated environmental liability it assumed as a result of the agreement with Chesapeake. Accordingly, there was no effect to the Company's results of operations as a result of the transaction.

N. COMMITMENTS AND CONTINGENCIES

     The Company is self-insured for environmental impairment liability and accrues an expense for the estimated cost of required remedial actions when situations requiring such action arise. The Company owns and operates a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, the Company may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Remediation activities are currently being conducted at the Company's Granger, Indiana; Union City, Georgia; and Elizabeth City, North Carolina treatment facilities.

     The Company has accrued, in other long-term liabilities, amounts totaling approximately $1,738,000 and $2,808,000 at December 28, 1996 and December 30, 1995, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The accrued costs include operating ground water reclamation wells, estimated costs of chemical treatments and consultant fees.

     Various lawsuits and claims, including those involving ordinary routine litigation incidental to its business, to which the Company is a party, are pending, or have been asserted, against the Company. Although the outcome of these matters cannot be predicted with certainty, and some of them may be disposed of unfavorably to the Company, management has no reason to believe that their disposition will have a material adverse effect on the consolidated financial position, operating results or liquidity of the Company.

O. NON-COMPETE AGREEMENT

     In February 1996, the Company entered into a consulting and non-compete agreement with one of its former officers. Included in the agreement are conditions that the former officer provide certain consulting services and agree not to compete with the Company for a period of eleven years. In consideration of these services and agreement not to compete, the Company agreed to make payments to the officer as follows:

1996........................................................    $  325,000
1997........................................................       450,000
1998........................................................       350,000
1999........................................................       100,000
                                                                ----------
                                                                $1,225,000
                                                                ==========

     The Company recorded the present value of this obligation to "Other Assets" and "Other Liabilities," based on an imputed interest rate of 8% per annum. Amortization of the asset is computed on a straight-line basis over the eleven year non-compete period.

P. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following table sets forth selected financial information for all of the quarters during the years ended December 28, 1996 and December 30, 1995 (in thousands, except per-share data):

                              FIRST                SECOND                 THIRD                FOURTH
                       -------------------   -------------------   -------------------   -------------------
                         1996       1995       1996       1995       1996       1995       1996       1995
                       -------------------------------------------------------------------------------------
Net sales............  $159,581   $174,988   $275,727   $235,437   $243,887   $188,801   $188,523   $140,051
Gross profit.........    16,983     18,986     30,882     23,374     21,964     17,835     17,901     13,551
Net earnings.........     2,617      3,517      8,197      5,301      4,792      3,105      2,144      2,127
Earnings per share...       .15        .20        .46        .30        .27        .18        .12        .12

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.


     FISCAL 1996          HIGH        LOW
-------------------------------------------
Fourth Quarter.......    13.500      11.250
Third Quarter........    13.375      10.000
Second Quarter.......    10.875       9.000
First Quarter........    10.125       7.625



     FISCAL 1996          HIGH        LOW
-------------------------------------------
Fourth Quarter.......    10.125       8.750
Third Quarter........    10.375       8.000
Second Quarter.......     8.625       6.000
First Quarter........     8.250       6.375


     There were approximately 6,200 shareholders of record as of March 1, 1997.

     In 1996, the Company paid dividends on its common stock at a semi-annual rate of $.03 per share. The Company intends to continue with its current dividend policy for the foreseeable future, and retain the balance of its earnings for use in the expansion of its business.