Form 10-K, Exhibit 13
period 1997-12-27
UNIVERSAL FOREST PRODUCTS INC
filed 1998-03-27
CIK 912767

                     TABLE OF CONTENTS                          PAGE
Selected Financial Data                                         2
Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                     3-14
Independent Auditors' Report                                    15
Consolidated Balance Sheets as of December 27, 1997 and
  December 28, 1996                                             16-17
Consolidated Statements of Earnings for the Years Ended
  December 27, 1997, December 28, 1996, and December 30,
  1995                                                          18
Consolidated Statements of Shareholders' Equity for the
  Years Ended December 27, 1997, December 28, 1996, and
  December 30, 1995                                             19
Consolidated Statements of Cash Flows for the Years Ended
  December 27, 1997, December 28, 1996, and December 30,
  1995                                                          20-21
Notes to Consolidated Financial Statements                      22-34
Price Range of Common Stock and Dividends                       34

SELECTED FINANCIAL DATA
(in thousands, except per share and statistics data)
 ................................................................................

                                                     1997         1996        1995        1994      1993(2)
CONSOLIDATED STATEMENT OF
EARNINGS DATA (1)
  Net sales                                       $1,066,300    $891,230    $754,466    $881,406    $655,516
  Gross profit (3)                                    95,478      89,714      75,502      70,271      59,106
  Earnings from continuing operations before
    income taxes                                      25,982      29,803      23,951      18,950      17,592
  Net earnings from continuing operations             16,957      17,832      14,388      11,450      10,622
  Diluted earnings per share from continuing
    operations                                    $    0.930    $  0.980    $  0.800    $  0.640    $  0.680
  Dividends per share (5)                         $    0.065    $  0.060    $  0.105    $  0.050    $  0.050
  Weighted average shares outstanding with
    common stock equivalents (4)                      18,234      18,121      18,047      18,022      15,680
CONSOLIDATED BALANCE SHEET DATA (1)
  Working capital                                 $   89,783    $ 90,639    $ 83,533    $ 78,878    $ 45,744
  Total assets                                       229,383     198,866     180,791     172,034     188,106
  Long-term debt and capital lease obligations        49,541      55,854      59,209      64,037      28,823
  Shareholders' equity                               115,898     100,815      84,597      72,888      62,850
STATISTICS (1)
  Gross profit as a percentage of net sales              9.0%       10.1%       10.0%        7.9%        9.0%
  Net earnings from continuing operations as a
    percentage of net sales                              1.6%        2.0%        1.9%        1.3%        1.6%
  Return on shareholders' equity                        16.8%       21.0%       19.7%       18.2%       29.9%
  Current ratio                                         2.32        3.30        3.38        3.13        1.46
  Debt to equity ratio                                   .43         .55         .70         .88         .46
  Book value per common share                     $     6.65    $   5.82    $   4.89    $   4.23    $   3.67

 ................................................................................

(1) The financial data included herein has been restated for all periods presented to include the results of Consolidated Building Components, Inc. ("CBC"). CBC merged with a subsidiary of the Company on December 22, 1997, and has been accounted for as a pooling of interests. (See Note B of Notes to Consolidated Financial Statements.)

(2) The 1993 financial data for the Company included herein has been restated to reflect the balances and activities of Universal Restaurants, Inc., a former subsidiary, as discontinued operations.

(3) In 1995, the Company reclassified delivery expense to include it as a component of cost of goods sold and gross profit. For comparability, gross profit for 1994 and 1993 has been restated to include delivery expense.

(4) Includes the effect of common stock to be issued pursuant to the exercise of outstanding options.

(5) On December 15, 1995, the Company paid a special, one-time cash dividend of $0.05 per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RISK FACTORS
Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth below, the matters included in this report generally and certain economic and business factors, some of which may be beyond the control of the Company. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

LUMBER MARKET VOLATILITY. The Company experiences significant fluctuations in the cost of lumber products from primary producers. While the Company attempts to minimize its risk from severe price fluctuations, substantial, prolonged trends in lumber prices can affect the Company's financial results.

COMPETITION. The Company is subject to competitive selling and pricing pressures in its major markets. While the Company is generally aware of its existing competitors' capabilities, it is subject to entry in its markets by new competitors, which could negatively impact financial results.

MARKET GROWTH. The Company's sales growth is dependent, in part, upon growth within the markets it serves. If the Company's markets do not maintain anticipated growth, or if the Company fails to maintain its market share, financial results could be impaired.

GOVERNMENT REGULATIONS. The Company is subject to a substantial amount of existing government regulations which create a burden on the Company. Should the Company become subject to additional laws and regulations enacted in the future, or changes in interpretation of existing laws, it could have an adverse affect on the Company's financial results.

FLUCTUATIONS IN LUMBER PRICES
The Company experiences fluctuations in the cost of lumber products from primary producers. The table below highlights such fluctuations. A variety of factors over which the Company has no control, including government regulations, environmental regulations, weather conditions, and natural disasters, impact the cost of lumber products. The Company anticipates that these fluctuations will continue in the future.

The following table presents the Random Lengths framing lumber composite price for the years ended December 27, 1997, December 28, 1996 and December 30, 1995:

 ................................................................................

                                                                 RANDOM LENGTHS AVERAGE $/MBF
                                                              1997           1996           1995
January                                                       $436           $329           $379
February                                                       444            347            383
March                                                          433            353            358
April                                                          457            374            335
May                                                            444            420            313
June                                                           430            409            292
July                                                           429            402            328
August                                                         413            443            330
September                                                      393            443            346
October                                                        378            421            321
November                                                       379            459            324
December                                                       370            428            332
Annual average                                                $417           $402           $337
Annual percentage change                                       3.7%          19.3%           N/A

 ................................................................................

The Random Lengths composite price is a weighted average of nine key framing lumber prices chosen from major producing areas and species. The composite price is designed as a broad measure of price movement in the commodity lumber market ("Lumber Market"). Although the average Lumber Market increased only 3.7%, comparing 1997 with 1996, differences in the trend of the Lumber Market resulted in lower gross margins in 1997 compared to 1996. The effects of the Lumber Market on the Company's results of operations are discussed below under the captions "Net Sales" and "Cost of Goods Sold and Gross Profit."

SEASONALITY
The Company's business is seasonal in nature and results of operations vary from quarter to quarter. The demand for many of the Company's products is highest during the period of April to August. Accordingly, the Company's sales tend to be greater during its second and third quarters. To support this sales peak, the Company builds its inventory of finished goods throughout the winter and spring. Therefore, quantities of raw materials and finished goods inventories tend to be at their highest, relative to sales, during the Company's first and fourth quarters. As a result, the Company's financial performance may be negatively affected by prolonged declines in the Lumber Market during its primary selling season. However, the Company maintains supply programs with vendors which are intended to decrease this potential impact. These programs allow the Company to carry a lower investment in inventories, and include those materials which are most susceptible to adverse changes in the Lumber Market.

BUSINESS COMBINATIONS
The Company established strategic objectives which include manufacturing and distributing engineered building components for commercial and residential builders, a new market for the Company, and increasing its sales of wood packaging products to industrial users. Management plans to accomplish these objectives through internal growth and by acquiring profitable market leaders with strong management. In line with this strategy, the Company has completed the following acquisitions:

- On September 29, 1997, a subsidiary of the Company acquired certain assets of American I-Joist, Inc. ("AIJ"), a manufacturer of engineered I-joists for commercial and residential builders. AIJ is located in Albuquerque, New Mexico. The assets were acquired for approximately $200,000 in cash.

- On December 22, 1997, a subsidiary of the Company completed its merger with Consolidated Building Components, Inc. ("CBC"), a manufacturer of engineered trusses, wall panels and I-joist products for commercial and residential builders and producers of manufactured homes. CBC operates two plants in Northwest Pennsylvania. The Company issued approximately 398,000 shares of its common stock in exchange for all of the stock of CBC. This transaction has been accounted for as a pooling of interests; therefore, prior financial statements have been restated to reflect this merger for all periods presented. Annual sales of CBC totaled approximately $24 million in 1997.

- Subsequent to December 27, 1997, a partnership of the Company acquired substantially all of the assets of Structural Lumber Products, Inc. ("SLP"), a manufacturer of engineered trusses and wall panels for residential builders. SLP operates plants in San Antonio, Austin and Dallas, Texas. The total purchase price of the transaction was approximately $18.5 million, funded through the Company's lines of credit. Annual sales of SLP totaled approximately $25 million in 1997.

In addition, on February 2, 1998, the Company acquired a treating plant and real estate in Lodi, OH for approximately $1.3 million.

RESULTS OF OPERATIONS
The following table presents, for the periods indicated, the components of the Company's Consolidated Statement of Earnings as a percentage of net sales, including reorganization and other costs.
 ................................................................................

                                                                        YEARS ENDED
                                                         DECEMBER 27,   DECEMBER 28,   DECEMBER 30,
                                                             1997           1996           1995
Net sales                                                      100.0%         100.0%         100.0%
Cost of goods sold                                              91.0           89.9           90.0
                                                         ------------------------------------------
Gross profit                                                     9.0           10.1           10.0
Selling, general, and administrative expenses                    6.0            6.4            6.5
Reorganization costs                                             0.2
                                                         ------------------------------------------
Earnings from operations                                         2.8            3.7            3.5
Other expense, net                                               0.4            0.3            0.3
                                                         ------------------------------------------
Earnings before income taxes                                     2.4            3.4            3.2
Income taxes                                                     0.8            1.4            1.3
                                                         ------------------------------------------
Net earnings                                                     1.6%           2.0%           1.9%
                                                         ==========================================

 ................................................................................

REORGANIZATION AND OTHER COSTS. In the fourth quarter of 1997, the Company announced a plan of reorganization. In 1998, the Company specifically plans to:

- Consolidate the management of its operating companies from five regional companies down to two integrated divisions.

- Consolidate its regional purchasing operations from five offices down to two.

- Consolidate its Southern California operations from two plants down to one.

- Permanently discontinue its treating operations in North East, Maryland.

- Discontinue manufacturing and/or selling certain products and product lines.

Management believes the reorganization will allow the Company to be more efficient in its procurement of raw materials, improve the utilization of its assets, and take advantage of its national presence to create new business opportunities with national customers and vendors.

These planned activities resulted in a reorganization charge in 1997 which incorporates the cost of:

- Employee severance agreements.

- Writing down fixed assets, which will be abandoned or sold, to their net realizable value.

- Future lease payments for facilities which will be abandoned.

- Writing down inventory of a discontinued product line to its net realizable value.

- Future environmental costs at the discontinued treating plant.

At December 27, 1997, the reorganization costs consisted of the following amounts (in thousands):
 ................................................................................

Employee benefits                             $  448
Fixed assets                                     306
Leases                                           216
Inventory                                        202
Environmental                                    526
                                              ------
                                              $1,698
                                              ======

 ................................................................................

The Company expects to incur additional costs and capital expenditures related to the reorganization in the future totaling approximately $1.2 million and $3.5 million, respectively.

In addition to reorganization costs, the Company incurred other costs totaling approximately $1.6 million related to writing down inventory of an unprofitable product line and certain real estate to net realizable value. The following table presents, for the periods indicated, the components of the

Company's Consolidated Statement of Earnings as a percentage of net sales, excluding reorganization and other costs.
 ................................................................................

                                                                        YEARS ENDED
                                                         DECEMBER 27,   DECEMBER 28,   DECEMBER 30,
                                                             1997           1996           1995
Net sales                                                      100.0%         100.0%         100.0%
Cost of goods sold                                              91.0           89.9           90.0
                                                         ------------------------------------------
Gross profit                                                     9.0           10.1           10.0
Selling, general, and administrative expenses                    5.9            6.4            6.5
                                                         ------------------------------------------
Earnings from operations                                         3.1            3.7            3.5
Other expense, net                                               0.3            0.3            0.3
                                                         ------------------------------------------
Earnings before income taxes                                     2.8            3.4            3.2
Income taxes                                                     1.0            1.4            1.3
                                                         ------------------------------------------
Net earnings                                                     1.8%           2.0%           1.9%
                                                         ==========================================

 ................................................................................

The discussion of the Company's results of operations which follows excludes the reorganization and other costs discussed above.

NET SALES. The Company manufactures, treats, and distributes lumber and other products to the do-it-yourself (DIY), manufactured housing, wholesale lumber, industrial and commercial and residential building markets. Its sales comprise a single industry segment. The Company's objectives relative to sales, as outlined in its "Performance 2002" strategic plan, include:

- Diversifying its end market sales mix by increasing sales to the industrial market and penetrating the commercial and residential engineered building components market.

- Maximizing its sales of "value-added" products. Value-added product sales consist primarily of items sold to the DIY market under the Company's Fence Fundamentals(TM), Lattice Basics(TM), Deck Necessities(R), Outdoor Essentials(R), Storage Solutions(TM), and YardLine(R) trade names, trusses sold to the manufactured housing market, industrial packaging products sold to the industrial market, engineered building components sold to the commercial and residential market, and non-commodity distributed products. Value-added products generally carry higher net margins than sales of commodity-based products and are less susceptible to Lumber Market volatility. A long-term goal of the Company is to achieve a ratio of value-added sales to total sales of at least 50%.

- Increasing unit sales to each of the Company's existing markets, except the wholesale market. The Company is not emphasizing sales to the wholesale market as a result of its goals to increase its ratio of value-added product sales to total sales and sell directly to retail customers.

In order to measure its progress in attaining these objectives, management analyzes the following financial data relative to sales:

- Sales by market classification.

- The percentage change in sales attributable to changes in overall selling prices versus changes in the quantity of units shipped.

- The ratio of value-added product sales to total sales.

This information is presented in tables which follow.

The following table presents, for the periods indicated, the Company's net sales (in thousands) and percentage of total net sales by market classification.

 ................................................................................

                                                                   YEARS ENDED
                                          DECEMBER 27,              DECEMBER 28,             DECEMBER 30,
      MARKET CLASSIFICATION              1997         %            1996        %            1995        %
DIY                                   $  524,628     49.2%       $440,269     49.4%       $372,595     9.4%
Manufactured Housing                     407,653     38.2         345,418     38.8         281,200     7.3
Wholesale Lumber                          63,422      6.0          48,988      5.5          51,456     6.8
Industrial                                55,479      5.2          42,168      4.7          39,921     5.3
Commercial and Residential                15,118      1.4          14,387      1.6           9,294     1.2
                                      ----------------------------------------------------------------------
Total                                 $1,066,300    100.0%       $891,230    100.0%       $754,466   100.0%
                                      ======================================================================

 ................................................................................

The following table estimates the Company's percentage change in net sales from 1996 to 1997 and from 1995 to 1996 which were attributable to changes in overall selling prices versus changes in units shipped.

 ................................................................................

                                                                              % CHANGE
                                                         IN SALES         IN SELLING PRICES         IN UNITS
1996 versus 1997                                              20%                        6%               14%
1995 versus 1996                                              18%                       11%                7%

 ................................................................................

The following table presents, for the periods indicated, the Company's percentage of value-added and commodity-based sales to total sales.

 ................................................................................

                                                                VALUE-ADDED      COMMODITY-BASED
1997                                                                  28.6%                71.4%
1996                                                                  28.7%                71.3%

 ................................................................................

The Company implemented a new sales information system in the third quarter of 1997, improving its ability to analyze sales by product and market. As a result of this new system, and with consideration to the strategic objectives outlined above, management reclassified certain products between the value-added and commodity-based categories. Under the prior classifications, value-added sales to total sales in 1997, 1996 and 1995 were 29.9%, 30.3% and 31.2%, respectively. In addition, the system does not have the necessary data available to calculate a restated value-added sales to total sales percentage for 1995.

DIY. Net sales to the DIY market increased approximately $84.4 million, or 19%, in 1997 compared to 1996, due to an increase in unit sales, combined with an overall increase in selling prices attributable to the higher level of the Lumber Market in 1997 compared to 1996. The increase in unit sales is primarily attributable to overall growth in the DIY industry, combined with an increase in sales to certain national retail chains. The Company has strong relationships with these national customers, centered around its ability to provide quality products and services at competitive prices. As these national retail customers continue to capture additional market share in the industry, management believes it is well positioned to increase its market share.

Net sales to the DIY market increased approximately $67.7 million, or 18%, in 1996 compared to 1995, primarily due to a 19% increase in the average monthly Lumber Market comparing 1996 with 1995, which, in turn, increased the overall selling prices of the Company's commodity-based products.

MANUFACTURED HOUSING. Net sales to the manufactured housing market increased approximately $62.2 million, or 18%, in 1997 compared to 1996, due to an increase in unit sales, combined with an overall increase in selling prices attributable to the higher level of the Lumber Market in 1997 compared to 1996. The unit sales increase is attributable to the acquisition of three plants from Hi-Tek Forest Products, Inc. ("Hi-Tek") on October 1, 1996. Hi-Tek was a former competitor of the Company in the manufactured housing market.

Net sales to the manufactured housing market increased approximately $64.2 million, or 23%, in 1996 compared to 1995, due to an increase in the Lumber Market which substantially increased the selling prices of the Company's products, supplemented by an increase in unit sales. Unit shipments improved further in the fourth quarter of 1996, compared to the same period of 1995, as a result of the acquisition of Hi-Tek.

WHOLESALE. Net sales to the wholesale market increased approximately $14.4 million, or 29%, in 1997 compared to 1996, primarily due to an increase in unit sales. Although the Company is not focusing on growing its sales to the wholesale market, it continues to supply its existing customers and take advantage of opportunities for new business when these sales provide favorable net margins. Net sales to the wholesale lumber market decreased $2.5 million, or 5%, in 1996 compared to 1995, as a decrease in unit sales offset the effect of the higher Lumber Market in 1996.

INDUSTRIAL. Net sales to the industrial market increased approximately $13.3 million, or 32%, in 1997 compared to 1996, due to an increase in unit sales, combined with an increase in overall selling prices attributable to the higher level of the Lumber Market in 1997 compared to 1996. In 1997, new sales positions and sales incentive programs were created to grow sales to this market. In many cases, products sold to this market are produced from the byproducts of manufactured products sold to other markets. Therefore, products produced and distributed to this market provide the Company with opportunities to improve its raw material yields. In addition, this market is less susceptible to seasonal and cyclical fluctuations. The Company plans to continue to grow its sales to this market in the future through internal expansion and strategic acquisitions. Net sales to the industrial market increased $2.2 million, or 6%, in 1996 compared to 1995.

COMMERCIAL AND RESIDENTIAL. Sales to this market represent those of CBC, whose results have been pooled with the Company for prior periods. The increase in sales from 1995 to 1997 is primarily attributable to a new engineered joist product which CBC began to manufacture in 1996, and has allowed it to capture additional market share on its other engineered products.

COST OF GOODS SOLD AND GROSS PROFIT. Gross profit as a percentage of net sales decreased to 9.0% in 1997, compared to 10.1% in 1996. This decrease was primarily due to a combination of the following factors:

- The Lumber Market was on a prolonged downward trend the final six months of 1997, compared to an upward trend in 1996 that existed the majority of the year (see Random Lengths chart on page 3). These market conditions caused the Company to realize a lower gross margin on the sale of commodity-based products in 1997 compared to 1996.

- The effect of intense price competition in the manufactured housing market in certain geographic regions resulted in lower gross margins on the sale of trusses in 1997 compared to 1996.

Gross profit as a percentage of net sales increased to 10.1% in 1996 from 10.0% in 1995. The net increase was primarily due to a favorable Lumber Market trend comparing 1996 with 1995 which caused the Company to realize higher gross margins in 1996 on the sale of commodity-based products and other products whose selling prices are indexed to the Lumber Market. The positive gross margin impact mentioned above was offset by price competition on certain manufactured products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased approximately $6.3 million, or 11.1%, comparing 1997 to 1996. The net increase was primarily due to:

- General increases in selling and administrative headcount to support the growth of the business.

- Expenses added through the acquisition of Hi-Tek.

- The creation of new centralized marketing, national sales, and manufacturing design departments.

- Increased depreciation expense related to upgraded information systems.

These increases were offset by a decrease in accrued incentive compensation expenses related to return on investment objectives.

Selling, general and administrative expenses increased $8.3 million, or 17.1%, comparing 1996 and 1995. This increase is primarily due to an increase in accrued incentive compensation expenses related to profitability, additional selling and administrative headcount, higher management training expenses, and increased depreciation related to upgraded information systems.

OTHER EXPENSE, NET. Other expense, net is primarily comprised of interest expense and interest income. Net interest costs (interest expense less interest income) increased approximately $702,000, comparing 1997 to 1996, as average cash balances decreased and seasonal borrowings on lines of credit increased in 1997. This occurred as a result of greater working capital requirements from a growth in business and the acquisition of Hi-Tek on October 1, 1996.

Net interest costs (interest expense less interest income) decreased by approximately $501,000 comparing 1996 and 1995, as the Company continued to improve its working capital management in 1996 and avoided borrowing on its lines of credit for the entire year.

INCOME TAXES. The Company's effective tax rate in 1997 was 34.7%, compared to 40.2% in 1996, and 39.9% in 1995. Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes which can vary from year to year based on changes in income generated by the Company in each of the states in which it operates. Due to the reorganization it completed on December 28, 1996 to formalize its existing operating structure, the Company realized a reduction in its state income taxes for 1997. In addition, the Company recognized a lower effective tax rate in 1997 due to the extent of pre-tax earnings it pooled for CBC (a former S-Corporation) in 1997 compared to 1996 and 1995.

LIQUIDITY AND CAPITAL RESOURCES
Cash flows provided by operating activities in 1997 improved to $19.1 million from $3.7 million in 1996. This improvement was due to an increase in accounts payable comparing December 27, 1997 and December 28, 1996, resulting from the timing of payments to vendors at the end of the period. Due to the seasonality of its business, management believes the Company's cash cycle is a better indicator of its working capital management. The Company's cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) increased to 45.7 days in 1997 from 43.3 days in 1996 as the Company's average investment in inventories relative to sales has increased.

Capital expenditures totaled $13.6 million in 1997, primarily to replace existing machinery and equipment, upgrade information systems, improve production efficiencies, and expand current production capacity. The Company's largest capital expenditures were made to construct a new wood preservation facility and specialty products plant in Moultrie, Georgia and acquire real estate previously leased from the Company's profit sharing and 401(k) plan. Capital expenditures totaled $19.8 million in 1996, which includes $10.4 million spent on the October 1, 1996 acquisition of Hi-Tek.

Cash flows used in financing activities in 1997 consisted primarily of repayments of long-term debt, payments to repurchase common stock from certain officers of the Company, and dividends totaling $.065 per share. The Company had net borrowings of $4.5 million on lines of credit in 1997 and has approximately $115 million available on revolving credit facilities at December 27, 1997.

In October 1995, the Board of Directors approved a share repurchase program for up to one million shares. The number of shares which may be repurchased is limited to the amount of shares which will be issued in connection with employee benefit and stock option plans. Repurchases of 82,502 shares for $1,119,000 and 100,000 shares for $822,000 were made in 1997 and 1996, respectively.

ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS
The Company is self-insured for environmental impairment liability, and accrues for the estimated cost of remedial actions when situations requiring such action arise. The Company owns and operates seventeen facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, the Company may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Remediation activities are currently being conducted or planned at the Company's Granger, Indiana; North East, Maryland; Union City, Georgia; and Elizabeth City, North Carolina treatment facilities.

The Company has accrued, in other long-term liabilities, amounts totaling $1.5 million (exclusive of the amount discussed under the caption "Reorganization and Other Charges") and $1.7 million at December 27, 1997 and December 28, 1996, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The Company believes that the potential future costs of known remediation efforts will not have a material adverse effect on its future financial position, results of operations or liquidity.

"THE YEAR 2000"
The Company has undertaken a complete review of its business and financial systems, and has concluded it will not have any material "Year 2000" issues with the computer programs which drive these systems. Accordingly, management does not expect to incur any significant programming costs in this area. The Company intends to review its other ancillary systems and the systems of its significant customers and vendors in 1998 to ensure there are no material issues with respect to these programs.

NEW ACCOUNTING STANDARDS
In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," effective for fiscal years beginning after December 15, 1997. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement further requires that an entity display an amount representing total comprehensive income for the period in that financial statement. This Statement also requires that an entity classify items of other comprehensive income by their nature in a financial statement. For example, other comprehensive income may include foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. Based on current accounting standards, this Statement is not expected to have a material impact on the Company's consolidated financial statements. The Company will adopt this accounting standard effective January 1, 1998, as required.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This Statement requires reporting segment profit or loss, certain specific revenue and expense items and segment assets. It also requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts reported in the consolidated financial statements. Restatement of comparative information for earlier periods presented is required in the initial year of application. Interim information is not required until the second year of application, at which time comparative information is required. The Company has not determined the impact that the adoption of this new accounting standard will have on its consolidated financial statement disclosures, but will adopt this accounting standard effective January 1, 1998, as required.

FORWARD OUTLOOK

NET SALES. Independent sources forecast continued growth in the Company's two core markets -- DIY and manufactured housing. The Company has no means of ascertaining the accuracy of these industry-wide projections, and actual results could vary significantly. Moreover, irrespective of any growth in industry sales, the Company's sales could vary materially, due to a variety of factors, such as increased competition and the Lumber Market, as well as other factors, some of which are beyond the Company's control.

DIY. DO-IT-YOURSELF RETAILING, in its November 1997 edition, estimated a 10.6% increase in total retail sales by home improvement retailers comparing 1997 with 1996. The publication also forecasts the following sales for 1998 through 2001 (in billions), which result in a compounded annual growth rate of 4.0%.
 ................................................................................

1998                                          $145.1
1999                                          $152.7
2000                                          $159.0
2001                                          $165.3

 ................................................................................

In addition, the consolidation within the DIY industry continued in 1998 as top performers obtained additional market share. The Company feels it is in a position to capitalize on these industry conditions as a result of its national distribution capabilities, strong relationships with top performing customers, and diversified product offering. The Company's goal is to continue to grow sales to this market with an emphasis on new value-added products.

MANUFACTURED HOUSING. MANUFACTURED HOME MERCHANDISER, in its January 1998 edition, estimated a decrease in industry shipments to retailers of 3.3% in 1997 compared to 1996. The publication also forecasted growth in this market of 2.0% in 1998.

Industry shipments declined in 1997 due to excess inventory at a retail level during the year. Retailers have currently sold through this excess inventory, therefore, industry shipments are expected to increase in 1998. The Company believes this industry will continue to experience long-term growth as manufactured homes continue to be an attractive alternative to conventional homes as a result of high product quality and affordability. Due to its national presence and customer relationships, management believes the Company is well-positioned to capitalize on industry growth. In addition, the Company is currently finalizing research and development activities associated with a new value-added product line for the manufactured housing market.

INDUSTRIAL. A key strategic objective of the Company is to increase its sales of wood packaging products to industrial users. In 1997, the Company increased its unit sales to this market by 22% through internal growth attributable to new sales positions and incentive programs. Management plans to continue to accomplish its growth objectives for this market through internal expansion and strategic acquisitions.

COMMERCIAL AND RESIDENTIAL. Another key strategic objective of the Company is to manufacture engineered building components for commercial and residential builders. Management believes this market compliments its manufactured housing business and provides the Company with national growth opportunities in a familiar product line. Management plans to continue to accomplish its growth objectives for this market through internal growth and strategic acquisitions.

GROSS PROFIT. Management believes the following factors may impact the Company's gross profits in the future:

- Current economic conditions in Asia may result in an excess supply of spruce-pine-fir for Canadian producers. As a result, commodity pricing for this species may experience a short-term decline. Since the selling prices of many of the Company's commodity-based and other products are indexed to the Lumber Market for this species, a prolonged decline may adversely impact gross margins on these products. In addition, this situation may cause a similar effect on other species the Company buys and sells. However, management believes the unique supply programs it maintains with vendors reduce its exposure. In addition, while a declining Lumber Market generally subjects most of the products the Company sells to the DIY and manufactured housing market to risks of lower gross margins, it has the opposite effect for products sold to the commercial and residential market. Selling prices of these products are generally quoted based on the current Lumber Market and then fixed for a specified time period or quantity. Therefore, a falling Lumber Market generally results in selling prices being set at a higher level than the subsequent cost of the lumber, which positively impacts gross margins.

- The Company recently completed two acquisitions of manufacturers which supply the commercial and residential market.

- Intense price competition in the manufactured housing market is expected to continue in the short-term, however, management does not expect any additional gross margin declines on products sold to this market. In addition, management continues to pursue manufacturing initiatives which will lower its production costs per unit.

- The Company has a key long-term strategic objective of increasing its ratio of value-added sales to total sales to 50%. Management believes its acquisition strategy and recent efforts in new product development will help it make progress toward this objective. Achievement of this goal is dependent upon, in part, certain factors that are beyond the control of management.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. A goal of the Company is to continue to contain these costs despite a period of expected growth, therefore, management expects these costs to decline relative to sales in the foreseeable future. In addition, the recent reorganization to streamline management and consolidate purchasing operations is expected to result in expense reductions commencing in 1998.

LIQUIDITY AND CAPITAL RESOURCES. Management expects to spend between $18 million to $20 million related to capital expenditures in 1998, primarily related to new business expansion and upgrading machinery and equipment. In addition, the Company will continue to pursue its acquisition strategy in 1998, and may finance any future acquisitions by using its lines of credit, borrowing additional long-term debt, issuing common stock, or by using a combination of these methods.

In 1998, it is expected that the Company will continue with its current dividend policy of $.035 per share paid semi-annually. In addition, the Company will pay amounts due on long-term debt totaling approximately $9.8 million.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 27, 1997 and December 28, 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 27, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries as of December 27, 1997 and December 28, 1996, and the results of their consolidated operations and their cash flows for each of the three years in the period ended December 27, 1997, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Grand Rapids, Michigan
January 27, 1998

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

                                                                        DECEMBER 27,    DECEMBER 28,
                                                              NOTE          1997            1996
 ....................................................................................................
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                  B          $      3,157    $      1,330
  Accounts receivable (net of allowance for doubtful
    accounts of $449 and $521)                               B                35,616          33,642
  Inventories:
    Raw materials                                            B                38,240          33,446
    Finished goods                                           B                72,923          56,950
                                                                        ----------------------------
                                                                             111,163          90,396
  OTHER CURRENT ASSETS                                       B                   426             474
  PREPAID INCOME TAXES                                       L                 3,134
  DEFERRED INCOME TAXES                                      L                 4,141           4,186
                                                                        ----------------------------
    Total Current Assets                                                     157,637         130,028
OTHER ASSETS                                                 B, F, J           4,474           4,092
NON-COMPETE AGREEMENTS                                       B, O              2,525           3,052
PROPERTY, PLANT & EQUIPMENT:
  Land and improvements                                      B, M             16,113          14,515
  Buildings and improvements                                 B, M             37,030          35,240
  Machinery, equipment and office furniture                  B, M             58,214          52,135
  Construction in progress                                                     5,358           4,836
                                                                        ----------------------------
                                                                             116,715         106,726
  Less accumulated depreciation and amortization             B, M            (51,968)        (45,032)
                                                                        ----------------------------
                                                                              64,747          61,694
                                                                        ----------------------------
                                                                        $    229,383    $    198,866
                                                                        ============================
 ....................................................................................................

                                                                        DECEMBER 27,    DECEMBER 28,
                                                              NOTE          1997            1996
 ....................................................................................................
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Notes payable                                              D          $      4,500
  Accounts payable                                           B                34,053    $     15,203
  Accrued liabilities:
    Compensation and benefits                                B, K             16,345          17,736
    Income taxes                                             L                                   811
    Other                                                    B, C              3,167           1,986
  Current portion of long-term debt and capital lease
    obligations                                              B, E, M           9,789           3,653
                                                                        ----------------------------
    Total Current Liabilities                                                 67,854          39,389
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS,
  LESS CURRENT PORTION                                       B, E, M          39,752          52,201
DEFERRED INCOME TAXES                                        B, L              1,766           2,389
OTHER LIABILITIES                                            F, O, N           4,113           4,072
COMMITMENTS AND CONTINGENCIES                                N
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; shares authorized
    1,000,000; issued and outstanding, none
  Common stock, no par value; shares authorized 40,000,000;
    issued and outstanding, 17,572,262 and 17,438,124        B, G, H          17,572          17,438
  Additional paid-in capital                                 B, G             29,855          28,446
  Retained earnings                                          B                70,253          56,426
  Foreign currency translation adjustment                                       (882)           (830)
                                                                        ----------------------------
                                                                             116,798         101,480
  Officers' stock notes receivable                           I                  (900)           (665)
                                                                        ----------------------------
                                                                             115,898         100,815
                                                                        ----------------------------
                                                                        $    229,383    $    198,866
                                                                        ============================
 ....................................................................................................

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)

                                                                           YEARS ENDED
                                                           DECEMBER 27,    DECEMBER 28,    DECEMBER 30,
                                                 NOTE          1997            1996            1995
 .......................................................................................................
Net sales                                       B          $  1,066,300    $    891,230    $    754,466
Cost of goods sold                              B, K, M         970,822         801,516         678,964
                                                           --------------------------------------------
Gross profit                                                     95,478          89,714          75,502
Selling, general and administrative expenses    B, K, M          63,461          57,122          48,787
Reorganization costs                            C                 1,698
                                                           --------------------------------------------
Earnings from operations                                         30,319          32,592          26,715
Other expense (income):
  Interest expense                              B, D, E           4,305           4,248           4,950
  Interest income                                                  (368)         (1,013)         (1,214)
  Other, net                                    B                   400            (446)           (972)
                                                           --------------------------------------------
    Total other expense                                           4,337           2,789           2,764
                                                           --------------------------------------------
Earnings before income taxes                                     25,982          29,803          23,951
Income taxes                                    B, L              9,025          11,971           9,563
                                                           --------------------------------------------
Net earnings                                               $     16,957    $     17,832    $     14,388
                                                           ============================================
Earnings per share -- basic                                $       0.97    $       1.02    $       0.83
Earnings per share -- diluted                              $       0.93    $       0.98    $       0.80
Weighted average shares outstanding                              17,528          17,428          17,439
Weighted average shares outstanding with common
  stock equivalents                                              18,234          18,121          18,047
 .......................................................................................................

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share amounts)

                                                                         FOREIGN
                                               ADDITIONAL               CURRENCY      OFFICERS'
                                                PAID-IN     RETAINED   TRANSLATION   STOCK NOTES
                                COMMON STOCK    CAPITAL     EARNINGS   ADJUSTMENT    RECEIVABLE     TOTAL
 ...........................................................................................................
BALANCE AT DECEMBER 31, 1994
  As previously reported             $ 7,040      $28,605   $27,265         $(533)      $(809)     $ 71,568
  Pooling of interests with
    CBC                                  398         (355)    1,078                                   1,121
                                     ----------------------------------------------------------------------
RESTATED BALANCE AT DECEMBER
  31, 1994                           $17,438      $28,250   $28,343         $(533)      $(809)     $ 72,689
  Net earnings                                               14,388                                  14,388
  Cash dividends -- $.105 per
    share                                                    (1,789)                                 (1,789)
  CBC shareholder
    distributions                                              (300)                                   (300)
  Issuance of 1,381 shares                 1           10                                                11
  Foreign currency translation
    adjustment                                                               (465)                     (465)
  Payments received on
    officers' stock notes
    receivable                                                                             63            63
                                     ----------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1995         $17,439      $28,260   $40,642         $(998)      $(746)     $ 84,597
  Net earnings                                               17,832                                  17,832
  Cash dividends -- $.06 per
    share                                                    (1,022)                                 (1,022)
  CBC shareholder
    distributions                                              (304)                                   (304)
  Issuance of 98,971 shares               99          186                                               285
  Repurchase of 100,000 shares          (100)                  (722)                                   (822)
  Foreign currency translation
    adjustment                                                                168                       168
  Payments received on
    officers' stock notes
    receivable                                                                             81            81
                                     ----------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1996         $17,438      $28,446   $56,426         $(830)      $(665)     $100,815
  Net earnings                                               16,957                                  16,957
  Cash dividends -- $.065 per
    share                                                    (1,116)                                 (1,116)
  CBC shareholder
    distributions                                              (978)                                   (978)
  Issuance of 216,640 shares             217          796                                             1,013
  Repurchase of 82,502 shares            (83)                (1,036)                                 (1,119)
  Tax benefits from
    non-qualified stock
    options exercised                                 613                                               613
  Foreign currency translation
    adjustment                                                                (52)                      (52)
  Issuance of officers' stock
    notes receivable                                                                     (400)         (400)
  Payments received on
    officers' stock notes
    receivable                                                                            165           165
                                     ----------------------------------------------------------------------
BALANCE AT DECEMBER 27, 1997         $17,572      $29,855   $70,253         $(882)      $(900)     $115,898
                                     ======================================================================
 ...........................................................................................................

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                          YEARS ENDED
                                                          DECEMBER 27,    DECEMBER 28,    DECEMBER 30,
                                                  NOTE        1997            1996            1995
 ......................................................................................................
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                     B        $   16,957    $     17,832    $     14,388
  Adjustments to reconcile net earnings to net
    cash provided by operations:
    Depreciation and amortization of capital
      leases                                       B             9,515           8,625           7,835
    Amortization of non-compete agreements and
      goodwill                                                     527             121

    Deferred income taxes                          B, L           (578)           (635)          1,117
    Loss (gain) on sale of property, plant and
      equipment                                                    683              15            (272)
    Stock Gift Program expense                     G                 5               5               4
    Changes in:
      Accounts receivable                          B            (1,974)         (5,600)          4,574
      Inventories                                  B           (20,767)        (20,502)         13,018
      Other                                        B                20          (1,024)            208
      Accounts payable                             B            18,850            (522)           (945)
      Accrued liabilities                          B            (4,156)          5,388           2,203
                                                            ------------------------------------------
         Net cash provided by operations                        19,082           3,703          42,130
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment       B           (13,631)         (9,346)        (15,800)
  Acquisition of certain net assets of Hi-Tek      B                           (10,413)
  Proceeds from sale of property, plant and
    equipment                                      B               380             233           1,382
  Purchases of notes receivable                                                   (164)
  Collection of notes receivable                   I               618             298             347
  Purchases of other assets                                       (205)             (4)            (33)
                                                            ------------------------------------------
         Net cash used in investing activities                 (12,838)        (19,396)        (14,104)
CASH FLOWS FROM FINANCING ACTIVITIES:

  Net borrowings (repayments) of notes payable     B, D          4,500                          (1,600)
  Proceeds from issuance of long-term debt         B, E                            984           1,354
  Repayment of long-term debt                      B, E         (6,312)         (3,815)         (4,287)
  Proceeds from issuance of common stock           G               608             280               7
  Cash dividends paid                                           (1,116)         (1,022)         (1,789)
  CBC shareholder distributions                    B              (978)            (96)           (300)
  Repurchase of common stock                       G            (1,119)           (822)
                                                            ------------------------------------------
         Net cash used in financing activities                  (4,417)         (4,491)         (6,615)
                                                            ------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                    1,827         (20,184)         21,411
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                     1,330          21,514             103
                                                            ------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                      $    3,157    $      1,330    $     21,514
                                                            ==========================================
 ......................................................................................................

(in thousands)

                                                                          YEARS ENDED
                                                          DECEMBER 27,    DECEMBER 28,    DECEMBER 30,
                                                  NOTE        1997            1996            1995
 ......................................................................................................
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                       B      $      4,347    $      4,247    $      4,963
    Income taxes                                   B            12,934          10,984           8,174
NON-CASH INVESTING ACTIVITIES:
  Officers' stock note receivable                  I               400
  Property, plant and equipment acquired through
    capital leases and long-term debt              E                                59              59
  Net book value of assets disposed through
    lease termination agreement                    M                                               864
  Real estate received in lieu of note
    receivable                                                                     347
  Assumption of accounts payable with the
    acquisition of certain net assets of Hi-Tek    B                               495
NON-CASH FINANCING ACTIVITIES:
  CBC distribution of real estate, net of
    mortgage                                       B                               208
 ......................................................................................................

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
OPERATIONS. Universal Forest Products, Inc. (the "Company") manufactures, treats and distributes lumber products for the do-it-yourself (DIY), manufactured housing, industrial, and commercial and residential building markets. The Company's principal products are preservative-treated wood, dimension lumber, lattice, fence panels, deck components, engineered roof trusses and wall panels, and other building products. The Company currently operates manufacturing, treating and distribution facilities throughout North America and comprises a single industry segment. In 1997, 1996 and 1995 approximately 18%, 15% and 15% of net sales, respectively, were to a single customer.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries and partnerships. All significant intercompany transactions and balances have been eliminated.

FISCAL YEAR. The Company's fiscal year is a 52 or 53 week period, ending on the Saturday nearest to December 31. Unless otherwise stated, references to 1997, 1996 and 1995 relate to the years ended December 27, 1997, December 28, 1996 and December 30, 1995, respectively. Each of these fiscal years were comprised of 52 weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," the estimated fair values of financial instruments have been determined by the Company; significant differences in fair market values and recorded values are disclosed in Note E. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of December 27, 1997. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

USE OF ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Management believes its estimates to be reasonable, however, actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS. Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.

INVENTORIES. Inventories are stated at the lower of average cost or market. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.

PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets as follows:
 ................................................................................

Buildings and improvements              15 to 31.5 years
Land improvements                          5 to 15 years
Machinery and equipment                     3 to 8 years
Office furniture                            5 to 8 years

 ................................................................................

FOREIGN CURRENCY TRANSLATION. The functional currency for the Company's foreign operations is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date. For revenues, expenses, gains and losses, the transaction date exchange rate is used. Gains or losses resulting from the translation are included as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions were not material in 1997, 1996 or 1995, and are reflected in earnings from continuing operations.

INCOME TAXES. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS. Revenue is recognized at the time the product is shipped to the customer. The Company accrues for bad debt expense based on its history of accounts receivable write-offs to sales. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered to be uncollectible are recorded to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense amounted to approximately $728,000, $707,000 and $143,000, for 1997, 1996 and 1995, respectively.

EARNINGS PER COMMON SHARE. In March 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 requires companies with complex capital structures that have publicly held common stock or common stock equivalents to present both basic and diluted earnings per share ("EPS") on the face of the income statement. The presentation of basic EPS replaces the presentation of primary EPS previously required by Accounting Principles Board Opinion No. 15 ("APB No. 15"), "Earnings Per Share." Basic EPS is calculated as income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS (previously referred to as fully diluted EPS) is calculated using an approach similar to the "if converted" method for convertible securities and the treasury stock method for options and warrants as previously prescribed by APB No. 15. This new statement is effective for financial statements issued for the interim and annual periods ending after December 15, 1997.

Pursuant to the above-mentioned accounting standard, basic EPS is calculated based on the weighted average number of common shares outstanding during the periods presented, while diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted in 1989 and 1993 (see Note H), utilizing the "treasury stock" method.

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data).

 .....................................................................................................
                          FOR THE YEAR-ENDED 12/27/97            FOR THE YEAR-ENDED 12/28/96
                                                     PER                                    PER
                        INCOME         SHARES       SHARE      INCOME         SHARES       SHARE
                      (NUMERATOR)   (DENOMINATOR)   AMOUNT   (NUMERATOR)   (DENOMINATOR)   AMOUNT
                      ...............................................................................
NET EARNINGS              $16,957                                $17,832
                          =======                                =======
BASIC EPS
Income available to
  common shareholders      16,957          17,528    $0.97        17,832          17,428    $1.02
                                                      ====                                   ====
EFFECT OF DILUTIVE
 SECURITIES
Options                                       706                                    693
                          -----------------------                -----------------------
DILUTED EPS
Income available to
  common shareholders
  and assumed
  conversions             $16,957          18,234    $0.93       $17,832          18,121    $0.98
                          ================================       ================================

                           FOR THE YEAR-ENDED 12/30/95
                                                      PER
                         INCOME         SHARES       SHARE
                       (NUMERATOR)   (DENOMINATOR)   AMOUNT
NET EARNINGS               $14,388
                           =======
BASIC EPS
Income available to
  common shareholders       14,388          17,439    $0.82
                                                      =====
EFFECT OF DILUTIVE
 SECURITIES
Options                                        608
                           -----------------------
DILUTED EPS
Income available to
  common shareholders
  and assumed
  conversions              $14,388          18,047    $0.80
                           ================================
 .....................................................................................................


There were no securities excluded from the diluted EPS computation.

STOCK-BASED COMPENSATION. Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and as permitted by this Standard, continues to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25 to its stock-based compensation. The Company has determined that stock-based compensation expense calculated under SFAS No. 123 is not significant in relation to reported net income and earnings per share.

RECLASSIFICATIONS. Certain reclassifications have been made in the 1995 and 1996 consolidated financial statements to conform to the classifications used in 1997.

B. BUSINESS COMBINATIONS
Effective October 1, 1996, the Company acquired certain assets of Hi-Tek Forest Products, Inc. ("Hi-Tek") for approximately $10,908,000 and assumed accounts payable totaling approximately

$495,000 (the "Acquisition"). The aggregate purchase price, funded through the Company's cash balances, consisted of the following amounts (in thousands):

 ................................................................................

Accounts receivable                          $ 2,116
Inventories                                    3,066
Property, plant, and equipment                 3,601
Accounts payable                               (495)
Non-compete agreement                          2,125
                                             -------
                                             $10,413
                                             =======

 ................................................................................

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

On September 29, 1997, a subsidiary of the Company acquired certain assets of American I-Joist, Inc. ("AIJ"). A manufacturer of engineered I-joists for commercial and residential builders. AIJ is located in Albuquerque, New Mexico. The assets were acquired for approximately $200,000 in cash.

On December 22, 1997, a subsidiary of the Company completed a merger with Consolidated Building Components, Inc. ("CBC"), a manufacturer of engineered trusses, wall panels and I-joist products for commercial and residential builders and producers of manufactured homes. CBC operates two plants in Northwest Pennsylvania. The Company issued approximately 398,000 shares of its common stock in exchange for all of the stock of CBC. This transaction has been accounted for as a pooling of interests; therefore, prior financial statements have been restated to reflect this merger for all periods presented. Although CBC prepared its financial statements on a September 30 fiscal year-end, the restated financial statements for 1995, 1996 and 1997 include CBC amounts based on the Company's year-end. In addition, CBC's shareholders elected to be taxed as an S-Corporation; therefore, no provision for federal or state income taxes was included in CBC's financial statements for 1995, 1996 and 1997. A provision for deferred taxes was recorded by the Company on December 27, 1997 for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future.

Subsequent to December 27, 1997, a partnership of the Company acquired substantially all of the assets of Structural Lumber Products, Inc. ("SLP"), a manufacturer of engineered trusses and wall panels for residential builders. SLP operates plants in San Antonio, Austin and Dallas, Texas. The total purchase price of the transaction was approximately $18.5 million, funded through the Company's lines of credit. This transaction will be accounted for as a purchase, with the excess of the purchase price over the estimated fair value of the acquired assets, which approximates $13 million, to be recorded as goodwill.

C. REORGANIZATION COSTS
In the fourth quarter of 1997, the Company announced a plan of reorganization. In 1998, the Company specifically plans to:

- Consolidate the management of its operating companies from five regional companies down to two integrated divisions.

- Consolidate its regional purchasing operations from five offices down to two.

- Consolidate its Southern California operations from two plants down to one.

- Permanently discontinue its treating operations in North East, Maryland.

- Discontinue manufacturing and/or selling certain products and product lines.

These planned activities have resulted in a reorganization charge which incorporates the cost of:

- Employee severance agreements for 14 middle managers.

- Writing down fixed assets which will be abandoned or sold to their net realizable value.

- Future lease payments for facilities which will be abandoned.

- Writing down inventory of a discontinued product line to its net realizable value.

- Future environmental costs at the discontinued treating plant.

At December 27, 1997, the reorganization charge consisted of the following amounts (in thousands):

 ................................................................................

Employee benefits                              $  448
Fixed assets                                      306
Leases                                            216
Inventory                                         202
Environmental                                     526
                                               ------
                                               $1,698
                                               ======

 ................................................................................

D. NOTES PAYABLE
At December 27, 1997, the Company had unsecured lines of credit available with banks totaling $122,000,000, including amounts reserved for letters of credit. The agreements are subject to annual renewal. The Company had $4,500,000 outstanding on these lines on December 27, 1997, and had no amounts outstanding on December 28, 1996. Borrowings under the lines are at negotiated rates which are at or below each respective bank's prime rate. The average rates for 1997 and 1995 were 6.0% and 6.9%, respectively. The Company did not draw on its lines in 1996. A bank has extended letters of credit on the Company's behalf aggregating $2,650,000 at December 27, 1997.

E. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS
Long-term debt and capital lease obligations are summarized as follows at December 27, 1997 and December 28, 1996 (amounts in thousands):
 ................................................................................

                                                                             1997      1996
Senior unsecured notes, $5,714 due annually commencing May
  1998 through May 2004, interest due semi-annually at 7.15%
  per annum                                                                 $40,000   $40,000
Bank term loan, $119 due monthly through November 1999,
  interest due monthly at 7.75% per annum                                     2,738     4,286
Bank term loan, $500 due semi-annually through December
  2001, interest due monthly at 5.25% per annum                               4,000     5,000
Bank term loan, $350 due semi-annually through December
  1999, interest due monthly at 9.67% per annum                               1,400     2,100
Bank term loan, $350 due semi-annually through April 1997,
  interest due monthly at 9.89% per annum                                                 350
Capital lease obligations, interest imputed at rates ranging
  from 7.25% to 8.00% per annum                                                 826       823
Other                                                                           577     3,295
                                                                            -----------------
                                                                             49,541    55,854
Less current portion                                                          9,789     3,653
                                                                            -----------------
Long-term portion                                                           $39,752   $52,201
                                                                            =================

 ................................................................................

The terms of the senior unsecured note agreement require, in part, the Company to maintain a minimum net worth and comply with certain financial ratios. The agreement also restricts the amount of additional indebtedness the Company may incur and the amount of assets which may be sold.

The bank term loans and the line of credit agreements require the maintenance of certain financial ratios and place specified limits on new indebtedness and stock redemptions.

At December 27, 1997, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):
 ................................................................................

1998                                         $ 9,789
1999                                           8,855
2000                                           6,826
2001                                           6,784
2002                                           5,747
Thereafter                                    11,540
                                             -------
                                             $49,541
                                             =======

 ................................................................................

At December 27, 1997, the estimated fair value of the Company's long-term debt, including the current portion, was approximately $49,685,000, which was approximately $144,000 more than the carrying value. The estimated fair value is based on rates anticipated to be available to the Company for debt with similar terms and maturities. The estimated fair value of notes payable included in current liabilities approximated the carrying value.

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

G. COMMON STOCK
In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). The Stock Purchase Plan allows eligible employees to purchase shares of Company stock at a share price equal to 90% of fair market value on the purchase date. In 1997, 1996 and 1995, 8,677, 3,471 and 831 shares, respectively, were issued under this Plan for amounts totaling approximately $113,000, $33,000 and $7,200, respectively. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of Company stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of Company stock at the time of deferral, and is increased for dividends declared. The Company has accrued approximately $123,000, $83,000 and $50,000 at December 27, 1997, December 28, 1996 and December 30, 1995, respectively, for amounts incurred under this Plan.

The Employee Stock Gift Program was approved by the Board of Directors in January 1994, and allows management to gift shares of stock to eligible employees based on length of service. The Company gifted 275, 500 and 550 shares of stock under this Plan in 1997, 1996 and 1995, respectively, and recognized the market value of the shares at the date of issuance as expense.

On October 27, 1995, the Board of Directors approved a share repurchase program for up to 1,000,000 shares of the Company's common stock. Repurchases are to be made to the extent of share issuances under the Company's employee benefit and stock option plans. In 1997 and 1996, the Company repurchased 82,502 and 100,000 shares, respectively, of its common stock for approximately $1,119,000 and $822,000, respectively.

In January 1997, the Company instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each Board Meeting attended up to a maximum of 400 shares per year.

On April 22, 1997, the shareholders approved an amendment to the Company's Articles of Incorporation increasing authorized common stock from 25,000,000 shares to 40,000,000 shares. Apart from the shares of common stock reserved for issuance under the above-referenced plans and plans outlined in Note H, the Company does not have any present plan, understanding or agreement to issue additional shares of common stock.

On April 22, 1997, the shareholders approved the Long Term Stock Incentive Plan to succeed the Company's 1994 Employee Stock Option Plan. The Plan reserves a maximum of 1,100,000 shares, and provides for the granting of incentive stock options, reload options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. The term of the Plan is ten years. As of December 27, 1997, no awards had been granted under this Plan. On January 30, 1998, the Company granted incentive stock options under this Plan, as discussed in Note H.

At December 27, 1997, a total of 2,267,946 shares are reserved for issuance under the Plans mentioned above and under Note H below.

H. STOCK OPTIONS
On June 8, 1989, the Company granted non-qualified stock options to certain executive officers. In April 1997, two officers exercised all of their options and purchased 140,000 shares of stock for $364,400. In February 1996, a former officer exercised all of his options and purchased 60,000 shares of stock for $132,600. All of the non-qualified options granted under this plan have been exercised.

On June 1, 1993, shareholders approved the Incentive Stock Option Plan (the "Plan") for officers of the Company. Options for the purchase of all 1,200,000 shares of the Company's common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by the Company at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. In April 1997 and April 1996, officers exercised options and purchased 37,500 shares and 35,000 shares, respectively, for $131,250 and $113,750, respectively. The remaining options (shown below in thousands) are exercisable within thirty days of the anniversary of the Plan in the years and at the prices shown below:
 ................................................................................

                     PLAN ANNIVERSARY                       NUMBERS OF SHARES      OPTION PRICE PER SHARE
1998                                                                       80                       $3.75
1999                                                                      170                       $4.00
2000                                                                       80                       $4.25
2001                                                                      163                       $4.50
2002                                                                      185                       $5.00
2005                                                                      190                       $5.75
2006                                                                       60                       $6.00
2007                                                                       60                       $6.25
2008                                                                       40                       $6.50
                                                                        -----
                                                                        1,028
                                                                        =====

 ................................................................................

On November 10, 1993, the Company granted an option to purchase 10,000 shares of common stock to an officer of the Company at an option price of $7.25 per share. The option is exercisable for a period of thirty days prior to November 10, 2003, and the officer must be employed by the Company at the time of exercise. The agreement also requires the purchased shares to be held at least one year.

In January 1998, the Company granted 346,506 incentive stock options under the recently approved Long-Term Stock Incentive Plan. Options were granted to 176 employees at option prices equal to or exceeding the market value of the stock on the date of each grant. The options are exercisable on various dates from 2001 through 2013, and the option recipients must be employed by the Company at the time of exercise.

I. OFFICERS' STOCK NOTES RECEIVABLE
Officers' stock notes receivable represent notes obtained by the Company from certain officers for the purchase of the Company's common stock. On January 1, 1997, the Company sold 30,188 shares of common stock to four officers in exchange for additional notes receivable totaling $399,991. Interest on the notes ranges from fixed rates of seven to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). At December 27, 1997, payments on the notes are due as follows (in thousands):

 ................................................................................

1998                                             $ 88
1999                                              125
2000                                               85
2001                                               91
2002                                              123
Thereafter                                        388
                                                 ----
                                                 $900
                                                 ====

 ................................................................................

J. LIFE INSURANCE
In September 1995, the Company acquired a second-to-die life insurance policy on its Chairman of the Board and his spouse, the Company's largest shareholders. The death benefit on the policy totals $8,700,000 and the Company is the beneficiary. The Company also maintains an officer's life insurance policy on the Chairman with a death benefit of approximately $1,300,000. The cash surrender value on these policies at December 27, 1997 is included in "Other Assets."

K. RETIREMENT PLAN
The Company has a profit sharing and 401(k) plan for the benefit of substantially all of its employees. Amounts contributed to the plan are made at the discretion of the Board of Directors. The Company contributed approximately $1,135,000, $1,528,000 and $1,506,000 in 1997, 1996 and 1995, respectively. In addition, the Company matched 25% of employee contributions, on a discretionary basis, totaling approximately $521,000, $440,000 and $393,000 in 1997, 1996 and
1995, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $10,000.

L. INCOME TAXES

Income tax provisions for the years ended December 27, 1997, December 28, 1996, and December 30, 1995 are summarized as follows (in thousands):

 ....................................................................................................................................
                                                               1997     1996      1995
Currently payable:
  Federal                                                     $9,247   $10,141   $6,830
  State and local                                                356     2,465    1,616
                                                              -------------------------
                                                               9,603    12,606    8,446
Net Deferred:
  Federal                                                       (674)     (504)     884
  State and local                                                 96      (131)     233
                                                              -------------------------
                                                                (578)     (635)   1,117
                                                              -------------------------
                                                              $9,025   $11,971   $9,563
                                                              =========================
 ....................................................................................................................................


The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

 ...................................................................................................................................
                                                               1997          1996            1995
Statutory federal income tax rate                              35.0 %        35.0%            35.0%
State and local taxes                                           1.4           4.9              5.4
Effect of pooling CBC                                          (1.5)         (0.1)            (0.6)
Other                                                          (0.2)          0.4               .1
                                                               -----------------------------------
Effective income tax rate                                      34.7 %        40.2%            39.9%
                                                               ===================================
 ...................................................................................................................................

The Company has no present intention of remitting undistributed earnings of foreign subsidiaries aggregating $1.6 million at December 27, 1997 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $200,000 would have been required.

Temporary differences which give rise to deferred tax assets and liabilities at December 27, 1997 and December 28, 1996 are as follows (in thousands):

 ....................................................................................................................................
                                                            1997                                 1996
                                                DEFERRED          DEFERRED           DEFERRED          DEFERRED
                                               TAX ASSETS      TAX LIABILITIES      TAX ASSETS      TAX LIABILITIES
Employee benefits                              $    2,374      $          (492)     $    2,594      $          (453)
Depreciation                                                             2,937                                2,801
Inventory                                             900                                  538
Accrued expenses                                      595                 (372)            784                  247
All other                                             272                 (307)            270                 (206)
                                               ---------------------------------------------------------------------
                                               $    4,141      $         1,766      $    4,186      $         2,389
                                               =====================================================================
 ....................................................................................................................................

M. LEASES
Leased property included in the balance sheet at December 27, 1997 and December 28, 1996 is as follows (in thousands):
 ................................................................................

                                                              1997        1996
Land and improvements                                         $ 276       $ 276
Buildings and improvements                                      319         319
Machinery and equipment                                         251         251
                                                              -----------------
                                                                846         846
Less accumulated amortization                                  (186)       (175)
                                                              -----------------
                                                              $ 660       $ 671
                                                              =================

 ................................................................................

The Company leases certain real estate under operating lease agreements with original terms ranging from one to ten years. The Company is required to pay real estate taxes and other occupancy costs under these leases. Certain of these leases carry renewal options of five to fifteen years. The Company also leases motor vehicles and equipment under operating lease agreements, for periods of one to seven years. Future minimum payments under noncancellable leases at December 27, 1997 are as follows (in thousands):
 ................................................................................

                                                CAPITAL LEASES         OPERATING LEASES         TOTAL
1998                                                      $866                   $2,168         $3,034
1999                                                         4                    1,175          1,179
2000                                                         2                      553            555
2001                                                         0                      365            365
2002                                                         0                       43             43
                                                         ---------------------------------------------
Total minimum lease payments                               872                   $4,304         $5,716
                                                                                 =====================
Less imputed interest                                      (46)
                                                          ----
Present value of minimum lease payments                   $826
                                                          ====

 ................................................................................

Rent expense was approximately $4,816,000, $3,718,000 and $3,363,000 in 1997,
1996 and 1995, respectively, including approximately $100,000 paid annually to the Company's profit-sharing plan for the lease of certain property in 1996 and 1995.

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

N. COMMITMENTS AND CONTINGENCIES
The Company is self-insured for environmental impairment liability and accrues an expense for the estimated cost of required remedial actions when situations requiring such action arise. The Company owns and operates a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, the Company may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Remediation activities are currently being conducted or planned at the Company's Granger, Indiana; North East, Maryland; Union City, Georgia; and Elizabeth City, North Carolina wood preservation facilities.

The Company has accrued, in other long-term liabilities, amounts totaling approximately $1,512,000 (exclusive of the amount discussed in Note C) and $1,738,000 at December 27, 1997 and December 28, 1996, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The accrued costs include operating ground water reclamation wells, estimated costs of chemical treatments and consultant fees.

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

O. NON-COMPETE AGREEMENT WITH FORMER OFFICER
In February 1996, the Company entered into a consulting and non-compete agreement with one of its former officers. Included in the agreement are conditions that the former officer provide certain consulting services and agree not to compete with the Company for a period of eleven years. In consideration of these services and agreement not to compete, the Company will make future payments to the officer totaling $350,000 in 1998 and $100,000 in 1999. The non-competition asset is being amortized on a straight-line basis over the eleven year non-compete period.

P. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following table sets forth selected financial information for all of the quarters during the years ended December 27, 1997 and December 28, 1996 (in thousands, except per share data):
 ................................................................................

                                   FIRST                SECOND                 THIRD                FOURTH
                              1997       1996       1997       1996       1997       1996       1997       1996
Net sales                   $219,450   $163,092   $348,060   $281,633   $292,264   $250,799   $206,526   $195,706
Gross profit                  20,509     17,119     33,401     31,816     25,096     22,256     16,472     18,523
Net earnings (loss)            3,627      2,526      9,517      8,631      5,496      4,550    (1,683)      2,125
Diluted earnings (loss)
  per share                    $0.20      $0.14      $0.52      $0.48      $0.30      $0.25    $(0.10)      $0.12

 ................................................................................

Amounts have been restated for all periods presented due to the acquisition of Consolidated Building Components, Inc. on December 22, 1997, which was accounted for as a pooling of interests. (See Note B of Notes to Consolidated Financial Statements.)

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.
 ................................................................................

       FISCAL 1997           HIGH         LOW
Fourth Quarter              17.750       12.500
Third Quarter               18.000       14.000
Second Quarter              14.750       12.250
First Quarter               14.875       11.875

       FISCAL 1996           HIGH         LOW
Fourth Quarter              13.500       11.250
Third Quarter               13.375       10.000
Second Quarter              10.875        9.000
First Quarter               10.125        7.625

 ................................................................................

There were approximately 6,200 shareholders of record as of March 1, 1998.

In 1997, the Company paid dividends on its common stock of $.03 per share in June, and $.035 per share in December. The Company intends to continue with its current dividend policy for the foreseeable future, and retain the balance of its earnings for use in the expansion of its business.

       34