Form 10-K, Exhibit 13
period 1998-12-26
UNIVERSAL FOREST PRODUCTS INC
filed 1999-03-25
CIK 912767

                         UNIVERSAL FOREST PRODUCTS, INC.
                              FINANCIAL INFORMATION

                                Table of Contents

                                                                                                 PAGE
                                                                                                 ----

Selected Financial Data.........................................................................      1


Management's Discussion and Analysis of Financial Condition
     and Results of Operations..................................................................   2-18


Independent Auditors' Report....................................................................     19


Consolidated Balance Sheets as of December 26, 1998
     and December 27, 1997`.....................................................................     20


Consolidated Statements of Earnings for the Years Ended
     December 26, 1998, December 27, 1997, and December 28, 1996................................     21


Consolidated Statements of Shareholders' Equity for the Years Ended
     December 26, 1998, December 27, 1997, and December 28, 1996................................     22


Consolidated Statements of Cash Flows for the Years Ended
     December 26, 1998, December 27, 1997, and December 28, 1996................................  23-24


Notes to Consolidated Financial Statements......................................................  25-42


Price Range of Common Stock and Dividends.......................................................     43

FIVE YEAR SUMMARY OF
SELECTED FINANCIAL DATA

(In thousands except per share and statistics data.)

                                                     1998          1997         1996        1995           1994
                                                     ----          ----         ----        ----           ----
CONSOLIDATED STATEMENT OF EARNINGS
DATA(1)
 Net sales...................................      $1,238,907    $1,066,300     $891,230     $754,466     $881,406
 Gross profit(2).............................         149,214        95,478       89,714       75,502       70,271
 Earnings before income taxes................          43,034        25,982       29,803       23,951       18,950
 Net earnings................................          26,419        16,957       17,832       14,388       11,450
 Diluted earnings per share..................          $1.280        $0.930       $0.980       $0.800       $0.640
 Dividends per share.........................          $0.070        $0.065       $0.060       $0.105       $0.050
 Weighted average shares
   outstanding with common
   stock equivalent..........................          20,613        18,234       18,121       18,047       18,022

CONSOLIDATED BALANCE SHEET DATA(1)
 Working capital.............................      $   99,859    $   89,783     $ 90,639     $ 83,533     $ 78,878
 Total assets................................         420,070       229,383      198,866      180,791      172,034
 Long-term debt and capital lease
   obligations...............................         141,880        49,977       55,854       59,209       64,037
 Shareholders' equity........................         191,583       115,898      100,815       84,597       72,888

STATISTICS(1)
 Gross profit as a percentage of
   net sales.................................            12.0%          9.0%        10.1%        10.0%         7.9%
 Net earnings as a percentage of
  net sales..................................             2.1%          1.6%         2.0%         1.9%         1.3%
 Return on beginning equity..................            22.8%         16.8%        21.0%        19.7%        18.2%

 Current ratio...............................            2.22          2.32         3.30         3.38         3.13
 Debt to equity ratio........................             .74           .43          .55          .70          .88

 Book value per common share.................      $     9.29    $     6.65     $   5.82     $   4.89     $   4.23

(1) The financial data for 1994 through 1996 was restated to include the results of Consolidated Building Components, Inc. ("CBC"). CBC merged with a subsidiary of the Company on December 22, 1997, and was accounted for as a pooling of interests.
(2) In 1995, the Company reclassified delivery expense to include it as a component of cost of goods sold and gross profit. For comparability, gross profit for 1994 was restated to include delivery expense.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                                  RISK FACTORS

Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of management of Universal Forest Products, Inc. (the "Company") as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth below, the matters included in this report generally, and certain economic and business factors, some of which may be beyond the control of the Company. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

Lumber Market Volatility:

The Company experiences significant fluctuations in the cost of lumber products from primary producers. A variety of factors over which the Company has no control, including government regulations, environmental regulations, weather conditions, economic conditions, and natural disasters, impact the cost of lumber products and the Company's selling prices. While the Company attempts to minimize its risk from severe price fluctuations, substantial, prolonged trends in lumber prices can affect the Company's financial results. The Company anticipates that these fluctuations will continue in the future.

Competition:

The Company is subject to competitive selling and pricing pressures in its major markets. While the Company is generally aware of its existing competitors' capabilities, it is subject to entry in its markets by new competitors, which could negatively impact financial results.

Market Growth:

The Company's sales growth is dependent, in part, upon growth within the markets it serves. If the Company's markets do not achieve anticipated growth, or if the Company fails to maintain its market share, financial results could be impaired.

Economic Trends:

As a result of its recent business combinations in the site-built construction market, management believes the Company's ability to achieve growth in sales and margins has become more dependent on general economic conditions, such as interest rates, housing starts and unemployment levels. To the extent these conditions change significantly in the future, the Company's financial results could be impacted.

Business Combinations:

The Company has completed several business combinations within the past eighteen months and plans to continue its acquisition activity in the immediate future in order to achieve certain strategic objectives. There are many inherent risks associated with business combinations, including assimilation and successfully managing growth. While the Company conducts extensive due diligence and has taken steps to ensure successful assimilation, factors beyond the Company's control could influence the results of these acquisitions.

Government Regulations:

The Company is subject to a substantial amount of existing government regulations which create a burden on the Company. Should the Company become subject to additional laws and regulations enacted in the future, or changes in interpretation of existing laws, it could have an adverse affect on the Company's financial results.

Seasonality:

The majority of the Company's products are used in outdoor construction activities, therefore its sales volumes and profits can be negatively affected by adverse weather conditions in certain geographic markets. In addition, adverse weather conditions in certain regions can negatively impact the Company's operations and consequently its productivity and costs per unit.

Please recognize the above risk factors when reviewing the Company's business prospects.


                          FLUCTUATIONS IN LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price for the years ended December 26, 1998, December 27, 1997 and December 28, 1996:

                                                       RANDOM LENGTHS
                                                       AVERAGE $/MBF
                                               -------------------------------
                                                1998        1997         1996
                                                ----        ----         ----
     January............................        $360        $436         $329
     February...........................         375         444          347
     March..............................         369         433          353
     April..............................         369         457          374
     May................................         331         444          420
     June...............................         332         430          409
     July...............................         345         429          402
     August.............................         355         413          443

September..........................         328         393          443
October............................         329         378          421
November...........................         340         379          459
December...........................         348         370          428
Annual average.....................         349        $417         $402
Annual percentage change...........     (16.3%)        3.7%        19.3%

The Random Lengths composite price is a weighted average of nine key framing lumber prices chosen from major producing areas and species. The composite price is designed as a broad measure of price movement in the commodity lumber market ("Lumber Market").

Management believes the overall decline in the Lumber Market in 1998 can be attributed to the following factors, which have caused an over-supply of lumber in North America.

- Global economic conditions have resulted in fewer exports of North American lumber. In addition, the United States is a preferred market for lumber exported from other countries due to its strong economy.
-  Greater production efficiencies and increased capacity of sawmills.
- The emergence and growing acceptance of substitute products for solid-sawn lumber in building applications. For example, wood I-joists are increasingly used in place of certain sizes of lumber.


                                   SEASONALITY

The Company's business is seasonal in nature and results of operations vary from quarter to quarter. Demand for the Company's treated lumber and outdoor specialty products, such as fencing, decking and lattice, experience the greatest seasonal effects. Sales of treated lumber also experience the greatest Lumber Market risk. Sales of treated lumber are generally at their highest levels between the months of April through August. This sales peak, combined with capacity constraints in the wood treatment process, requires the Company to build its inventory of treated lumber throughout the winter and spring. Since sales prices of treated lumber products are generally indexed to the Lumber Market at the time they are shipped, the Company's profits can be negatively affected by prolonged declines in the Lumber Market during its primary selling season. To mitigate this risk, supply programs are maintained with vendors that are intended to decrease the Company's exposure. These programs include those materials which are most susceptible to adverse changes in the Lumber Market, and also allow the Company to carry a lower investment in inventories.


                              BUSINESS COMBINATIONS

In 1997, the Company established strategic objectives which include being the largest manufacturer of engineered trusses, wall panels and I-joists for conventional site-built construction, a new market for the Company, and specialty wood packaging for industrial users. In line with this strategy, the Company completed the following mergers and acquisitions in 1997 and 1998:

- On December 22, 1997, a subsidiary of the Company completed a merger with Consolidated Building Components, Inc. ("CBC"), a manufacturer of engineered trusses, wall panels and other products for commercial and residential builders and producers of manufactured homes. CBC operates two plants in Northwest Pennsylvania. The Company issued approximately 398,000 shares of its common stock in exchange for all of the stock of CBC. This transaction has been accounted for as a pooling of interests; therefore, financial statements for 1996 and prior years were restated to reflect this merger. CBC had net sales in fiscal 1997 totaling $24 million.
- On December 29, 1997, a partnership of the Company acquired substantially all of the assets of Structural Lumber Products, Inc. ("SLP"), a manufacturer of engineered trusses and wall panels for residential builders. SLP operates plants in San Antonio, Austin and Dallas, Texas. The total purchase price of the transaction was $18.5 million. SLP had net sales in fiscal 1997 totaling $22 million.
- On March 30, 1998, a subsidiary of the company acquired 100% of the outstanding shares of privately held Shoffner Industries, Inc. ("Shoffner") in exchange for $41.1 million in cash and 3 million shares of the Company's common stock. Shoffner is a manufacturer of engineered trusses for commercial and residential builders and had 14 facilities in 7 states at the time of the acquisition. Shoffner had net sales in fiscal 1997 totaling $90 million.
- On April 14, 1998, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Atlantic General Packaging, Inc. ("AGP"), a manufacturer of specialty wood packaging products. AGP operates one facility in Warrenton, North Carolina. The total purchase price for the net assets of AGP was comprised of cash totaling approximately $1.0 million, a note payable of $857,000, and 57,950 shares of the Company's common stock. AGP had net sales in fiscal 1997 totaling $4 million.
- On April 20, 1998, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Advanced Component Systems, Inc. ("ACS"), a manufacturer of engineered trusses for commercial and residential builders. ACS operates one facility in Lafayette, Colorado. The total purchase price of ACS was $27 million. ACS had net sales in fiscal 1997 totaling $39 million.
- On June 4, 1998, a subsidiary of the Company acquired substantially all of the assets of Industrial Lumber Company, Inc. ("ILC"), a distributor of low grade cut lumber for packaging. The total purchase price for the net assets of ILC was comprised of cash totaling approximately $3.0 million and notes payable totaling $2.2 million. ILC had net sales in fiscal 1997 totaling $15 million.
- On November 4, 1998, a subsidiary of the Company acquired 59% of the outstanding shares of Nascor, Inc. ("Nascor"), located in Calgary, Alberta. Nascor manufactures engineered trusses, I- joists and pre-insulated wall panels for commercial and residential builders. In addition, Nascor conducts licensing activities associated with its I-joist technology. The total purchase price for the shares was $2.8 million in cash. Nascor had sales and licensing revenues totaling $13 million in 1998.
- On December 18, 1998, a subsidiary of the Company acquired 45% of the outstanding shares of Pino Exporta S.A. de C.V., which subsequently changed its name to Pinelli Universal S. de R.L. de C.V. ("Pinelli"). Pinelli is located in Durango, Mexico, where it manufactures moulding and millwork products for customers in the United States. The total purchase price for the minority interest was $3.0 million in cash. In addition, the Company will provide a revolving credit facility to Pinelli totaling up to $5.0 million. The Company advanced $3.2 million on December 18, 1998.

   Pinelli generated annual sales of $25 million in 1998. The Company has accounted for this investment using the equity method.


                              RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of the Company's Consolidated Statements of Earnings as a percentage of net sales, including reorganization and other costs recognized in 1997.

                                                                                  YEARS ENDED
                                                             ---------------------------------------------------
                                                             DECEMBER 26,       DECEMBER 27,        DECEMBER 28,
                                                                 1998               1997               1996
                                                             ------------       ------------        ------------

Net sales.................................................     100.0%              100.0%               100.0%
Cost of goods sold........................................      88.0                91.0                 89.9
                                                               ------              ------               ------

Gross profit..............................................      12.0                 9.0                 10.1
Selling, general, and administrative expenses.............       7.8                 6.0                  6.4
Reorganization costs......................................                           0.2
                                                               ------              ------               ------

Earnings from operations..................................       4.2                 2.8                  3.7
Other expense, net........................................       0.7                 0.4                  0.3
                                                               ------              ------               ------

Earnings before income taxes..............................       3.5                 2.4                  3.4
Income taxes..............................................       1.4                 0.8                  1.4
                                                               ------              ------               ------

Net earnings..............................................       2.1%                1.6%                 2.0%
                                                               ======              ======               ======

REORGANIZATION AND OTHER COSTS

In the fourth quarter of 1997, the Company announced a plan to reorganize its operating structure and recorded a charge to earnings totaling $1.7 million. In connection with this plan, the Company completed the following activities in 1998:

- Consolidated the management of its operating companies from five regional companies down to two integrated divisions.
- Consolidated its regional purchasing operations from five offices down to two.
- Commenced the consolidation of its Southern California operations from two plants down to one.
-  Discontinued its treating operations in North East, Maryland.
-  Discontinued manufacturing and/or selling certain products and product lines.

Management believes the reorganization will allow the Company to be more efficient in its procurement of raw materials, improve the utilization of its assets, and take advantage of its national presence to create new business opportunities with national customers and vendors.

In addition to reorganization costs, the Company incurred other costs totaling $1.6 million related to writing down inventory of an unprofitable product line and certain real estate to net realizable value. The following table presents, for the periods indicated, the components of the Company's Consolidated Statements of Earnings as a percentage of sales, excluding reorganization and other costs recognized in 1997.

                                                                                  YEARS ENDED
                                                             ---------------------------------------------------
                                                             DECEMBER 26,       DECEMBER 27,        DECEMBER 28,
                                                                 1998               1997               1996
                                                             ------------       ------------        ------------

Net sales.................................................     100.0%              100.0%               100.0%
Cost of goods sold........................................      88.0                91.0                 89.9
                                                               ------              ------               ------

Gross profit..............................................      12.0                 9.0                 10.1
Selling, general, and administrative expenses.............       7.8                 5.9                  6.4
                                                               ------              ------               ------

Earnings from operations..................................       4.2                 3.1                  3.7
Other expense, net........................................       0.7                 0.3                  0.3
                                                               ------              ------               ------

Earnings before income taxes..............................       3.5                 2.8                  3.4
Income taxes..............................................       1.4                 1.0                  1.4
                                                               ------              ------               ------

Net earnings..............................................       2.1%                1.8%                 2.0%
                                                               ======              ======               ======

The following discussion of the Company's results of operations excludes the reorganization and other costs discussed above.

NET SALES

The Company manufactures, treats, and distributes lumber and other products to the do-it-yourself (DIY), manufactured housing, wholesale lumber, industrial and conventional site-built construction markets. The Company's strategic objectives relative to sales include:

- Continuing to diversify the Company's end market sales mix by increasing its sales of specialty wood packaging to industrial users and "engineered wood products" to the site-built construction market. Engineered wood products consist of roof and floor trusses, wall panels and I-joists.
- Increasing unit sales to each of the Company's core markets, DIY and manufactured housing.
- Maximizing its sales of "value-added" products. Value-added product sales consist of fencing, decking, lattice and other outdoor specialty products sold to the DIY market; roof trusses sold to producers of manufactured homes; specialty wood packaging; and engineered wood products. A long-term goal of the Company is to achieve a ratio of value-added sales to total sales of at least 50%.

In order to measure its progress toward attaining these objectives, management analyzes the following financial data relative to sales:

-  Sales by market classification.
- The percentage change in sales attributable to changes in overall selling prices versus changes in the quantity of units shipped.
-  The ratio of value-added product sales to total sales.

This information is presented in the tables and narrative that follow.

The following table presents, for the periods indicated, the Company's net sales (in thousands) and percentage of total net sales by market classification.


                                                                     Years Ended
                                   -------------------------------------------------------------------------
                                   December 26,               December 27,             December 28,
Market Classification                  1998          %            1997          %          1996          %
---------------------              ------------   -----       -----------    -----     ------------    -----

DIY.............................   $  562,622      45.4        $499,195      46.8%     $419,657        47.1%
Manufactured Housing............      401,679      32.4         406,986      38.2       343,107        38.5
Wholesale Lumber................       70,239       5.7          74,928       7.0        64,612         7.2
Industrial......................       76,817       6.2          64,562       6.1        44,159         5.0
Site-Built Construction.........      127,550      10.3          20,629       1.9        19,695         2.2
                                   ----------     -----      ----------     ------    ---------       ------
Total...........................   $1,238,907     100.0      $1,066,300     100.0%     $891,230       100.0%
                                   ==========     =====      ==========     ======    =========       ======


Note: In 1998, the Company reviewed the market classifications of each of its customers and made certain reclassifications. Prior year sales have been restated due to these customer reclassifications.

The following table estimates, for the periods indicated, the Company's percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.


                                                       % Change
                                   ---------------------------------------------
                                   in  Sales      in Selling Prices    in  Units
                                   ---------      -----------------    ---------

1998 versus 1997 .................     +16%               -8%            +24%
1997 versus 1996..................     +20%               +6%            +14%
1996 versus 1995 .................     +18%              +11%             +7%


The following table presents, for the periods indicated, the Company's percentage of value-added and commodity-based sales to total sales.



                                       Value-Added       Commodity-Based
                                       -----------       ---------------

1998..............................        38.8%                61.2%
1997..............................        28.6%                71.4%
1996..............................        28.7%                71.3%


The increase in the Company's ratio of value-added sales to total sales in 1998 compared to 1997 is primarily due to recent business acquisitions ("New Plants"). Over 82% of the total sales from these New Plants are categorized as value-added sales. "Existing Plants" (plants of the Company other than New Plants) increased their ratio of value-added sales to total sales from 28.6% in 1997 to 30.5% in 1998.

DIY Market:

Do-It-Yourself Retailing, in its November 1998 edition, estimated a 5.6% increase in total retail sales by home improvement retailers comparing 1998 with 1997. It also estimated a compounded annual growth rate ("CAGR") from 1996 to 1998 of 6.5%. The Company realized a 10.3% CAGR in sales to this market from 1996 to 1998, despite a 13.4% decrease in the average Lumber Market.

Net sales to the DIY market increased $63 million, or 12.7%, in 1998, compared to 1997. Over $51 million of this increase was due to sales generated by recent business acquisitions. At the end of 1997 and throughout 1998, the Company acquired manufacturers of engineered wood products used in site-built construction. Although the majority of these products are sold directly to builders, a portion is sold through certain national retail customers and lumberyards. In addition, the Company's Existing Plants increased their unit sales to the DIY market despite a 16% decrease in the Lumber Market. This increase in unit sales was primarily driven by sales to the Company's largest customer, which increased by 27%.

Net sales to the DIY market increased $80 million, or 19.0%, in 1997 compared to 1996, due to an increase in unit sales combined with an overall increase in selling prices. The increase in unit sales was primarily attributable to overall growth in the DIY industry, combined with an increase in the Company's market share. The Company has strong relationships with its national retail customers, due to its ability to provide quality products and a high level of service at competitive prices. As certain national retail customers have continued to capture additional market share in the industry, the Company has increased its market share in turn. Overall selling prices increased in 1997 compared to 1996 as a result of the higher level of the Lumber Market in 1997.

Manufactured Housing Market:

Manufactured Home Merchandiser, in its January 1999 edition, estimated an increase in industry shipments to retailers of almost 5% in 1998 compared to 1997, and a 1% CAGR from 1996 to 1998. The Company realized a 5.4% CAGR in sales to this market from 1996 to 1998, despite a 13.4% decrease in the average Lumber Market.

Net sales to the manufactured housing market decreased $5 million, or 1.3%, in 1998 compared to 1997, due to a decline in overall selling prices offset by an increase in unit sales. Overall selling prices to this market decreased as a result of the lower level of the Lumber Market in 1998 compared to 1997. Higher unit sales was due to CBC, acquired at the end of 1997, which increased its sales to this market.

Net sales to the manufactured housing market increased $64 million, or 18.6%, in 1997 compared to 1996, due to an increase in unit sales combined with an overall increase in selling prices. The unit sales increase was due to the acquisition of three plants from Hi-Tek Forest Products, Inc. ("Hi-Tek") on October 1, 1996. Hi-Tek was a former competitor of the Company in the manufactured housing market. The increase in overall selling prices was attributable to the higher level of the Lumber Market in 1997 compared to 1996.

Wholesale Market:

Net sales to the wholesale market decreased $5 million, or 6.3%, in 1998 compared to 1997, primarily due to a decrease in selling prices. The decrease in overall selling prices was attributable to the lower level of the Lumber Market in 1998 compared to 1997. Net sales to the wholesale market increased $10 million, or 16.0%, in 1997 compared to 1996, primarily due to an increase in unit sales. Although increasing sales to the wholesale market is not a strategic objective, the Company continues to supply its existing customers and take advantage of opportunities for new business when it provides favorable net margins.

Industrial Market:

Net sales to the industrial market increased $12 million, or 19.0%, in 1998 compared to 1997, primarily due to the recent acquisitions of AGP and ILC. The Company plans to continue to obtain market share through an internal growth strategy. This strategy is focused on developing niche products and increasing sales of specialty packaging through the technology acquired from AGP. In many cases, the products produced for this market allow the company to increase its raw material yields and recognize higher margins.

Net sales to the industrial market increased $20 million, or 46.2%, in 1997 compared to 1996, due to an increase in unit sales combined with an increase in overall selling prices. In 1997, new sales positions and incentive programs were created to grow sales to this market. The increase in overall selling prices was due to the higher level of the Lumber Market in 1997 compared to 1996.

Site-Built Construction Market:

Sales to the site-built construction market increased $107 million in 1998 compared to 1997, due to the Company's recent acquisitions of SLP, Shoffner and ACS. Sales to this market in 1996 and 1997 represent those of CBC, whose results were pooled with the Company. The Freedonia Group, in its Industry Study 979, estimated the size of the engineered wood components market in the United States at $9 billion. The Company, due to its recent acquisitions, is one of the largest manufacturers of these products in the nation.

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales increased to 12.0% in 1998, compared to 9.0% in 1997. This increase was primarily due to the following factors:

- An increase in sales of engineered wood products as a result of recent business acquisitions.
-  An increase in sales of fencing products in certain regions of the country.
- An increase in sales of specialty wood packaging and components to the industrial market.
- An improvement in results from sales of trusses to the manufactured housing industry over historically low levels recognized in 1997.

Gross profit as a percentage of net sales decreased to 9.0% in 1997 compared to 10.1% in 1996. This decrease was primarily due to a combination of the following factors:

- The Lumber Market was on a prolonged downward trend the final six months of 1997, compared to an upward trend in 1996 that existed the majority of the year. These market conditions caused the Company to realize lower gross margins on the sale of commodity-based products in 1997 compared to 1996.
- Intense price competition on the sale of trusses to the manufactured housing market, in certain geographic regions, resulted in lower gross margins on the sale of trusses in 1997 compared to 1996.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") increased $33 million, or 52%, comparing 1998 with 1997. This increase was primarily due to:

- Expenses added through business acquisitions and other new operations. The SG&A of these operations totaled $24 million in 1998.
- An increase in selling and administrative headcount to support the growth of the business.
- An increase in incentive compensation expenses tied to profitability and return on investment objectives.
-  Increases in certain variable selling and marketing expenses tied to sales.

Selling, general and administrative expenses increased $6 million, or 11.1%, comparing 1997 to 1996. The net increase was primarily due to:

- General increases in selling and administrative headcount to support the growth of the business.
-  Expenses added through the acquisition of Hi-Tek.
- The creation of new centralized marketing, national sales and manufacturing design departments.
-  Increased depreciation expense related to upgraded information systems.
- These increases were offset by a decrease in incentive compensation expenses related to profitability and return on investment objectives.

OTHER EXPENSE, NET

Other expense, net is primarily comprised of interest expense and interest income. Net interest costs increased approximately $5 million in 1998 compared to 1997, primarily due to acquisition related debt totaling approximately $98 million for the year. Net interest costs increased approximately $702,000, comparing 1997 to 1996, as average cash balances decreased and seasonal borrowings on lines of credit increased in 1997. This occurred as a result of greater working capital requirements from a growth in business and the acquisition of Hi-Tek on October 1, 1996.

INCOME TAXES

The Company's effective tax rate was 38.6% in 1998 compared to 34.7% in 1997. Effective tax rates differ from statutory federal income tax rates, primarily due to:

- Provisions for state and local income taxes, which can vary from year to year based on changes in income generated by the Company in each of the states in which it operations.
-  Permanent tax differences.

The Company recognized a comparatively higher effective tax rate in 1998 due to an increase in state and local income taxes combined with a permanent tax difference related to a recent acquisition. The Company's 1997 effective tax rate was unusually low due to the effect of pooling the pre-tax earnings of CBC (a former S-Corporation) in 1997.

The Company's effective tax rate was 34.7% in 1997 compared to 40.2% in 1996. Due to the reorganization it completed on December 28, 1996 to formalize its existing operating structure, the Company realized a reduction in its state income taxes for 1997. In addition, the Company recognized a lower effective tax rate in 1997 due to the pooling of CBC as discussed above.


                         LIQUIDITY AND CAPITAL RESOURCES

   Cash flows provided by operating activities totaled $66.5 million in 1998 compared to $19.1 million in 1997. This increase is primarily due to the following factors:

- Net earnings and non-cash expenses increased as a result of recent business acquisitions.
- Inventories of Existing Plants increased by approximately $21 million comparing December 27, 1997 with December 28, 1996. Conversely, inventories of these plants decreased by approximately $20 million comparing December 26, 1998 with December 27, 1997. The increase in year-end inventory from 1996 to 1997 was primarily due to the fact that Existing Plants began to build inventories earlier than normal in anticipation of their strong selling season. In addition, vendors supplied less inventory under consignment programs at the end of 1997 compared to 1996. The corresponding decrease in inventory from 1997 to 1998 was due to the fact that Existing Plants did not build inventory levels as early as the prior year, the Company reduced its number of inventory locations through the consolidation of its purchasing offices, and the Company closed and sold the inventory of certain unprofitable plants in 1998.

Due to the seasonality of the Company's business and the effects of the Lumber Market, management believes the Company's cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a better indicator of its working capital management. The Company's cash cycle increased to 46.0 days in 1998 from 44.2 days in 1997. This increase is primarily due to the effect of recent acquisitions of suppliers to the site-built construction market. Receivables related to this market are generally not collected as quickly as the Company's receivables from other markets.

Capital expenditures totaled $28.4 million in 1998, compared to $13.6 million in 1997. The increase is primarily due to several new facilities acquired during 1998. The cost of these facilities totaled $12 million, which includes $3 million for a new divisional office near Atlanta, Georgia. The remaining increase was primarily due to greater amounts spent in 1998 to expand production capacity at Existing Plants, and amounts spent on special equipment related to a potential new product. Capital expenditures in 1998 to replace and/or upgrade existing operating equipment were at levels consistent with 1997. On December 26, 1998, outstanding purchase commitments on capital projects totaled $9.3 million. The Company intends to satisfy these commitments utilizing its revolving credit facility.

The Company spent approximately $98 million in 1998 related to business acquisitions. Significant businesses acquired are mentioned earlier in this document under the caption "Business Combinations." The Company initially funded the cash portion of the purchase price of all acquisitions using its short-term lines of credit.

Cash flows provided by financing activities totaled $59 million in 1998, and consisted of the following transactions:

- Repayments of long-term debt totaled $32 million, which included $18 million of debt assumed in the acquisition of Shoffner. The remaining amount consisted of $6 million paid on senior unsecured notes, $6 million paid on term notes, $1 million paid on capital lease obligations, and $1 million paid on non-compete obligations.
- On November 13, 1998, the Company closed on a five-year, $175 million revolving credit facility involving a syndicate of nine banks. The facility is unsecured. Interest on outstanding amounts are payable at a rate of 50 basis points over the applicable Eurodollar rate. The facility was immediately used to repay amounts outstanding on the Company's short-term lines of credit. The Company subsequently canceled these credit lines.
- The Company completed a private placement of senior unsecured notes totaling $100 million on December 21, 1998. The notes were issued in two installments. The Company received $81 million on December 21, 1998, and repaid amounts outstanding on its revolving credit facility. The remaining $19 million was received on February 4, 1999. The notes have an average life of nine years and an average fixed interest rate of 6.9%.
- The Company paid $1.5 million in dividends in 1998 at a rate of $0.07 per share.

Financial covenants on the Company's revolving credit facility and senior unsecured notes include a minimum net worth requirement, a minimum interest coverage test, and a maximum leverage ratio. The Company is well within its requirements at December 26, 1998.


                  ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

The Company is self-insured for environmental impairment liability, and accrues for the estimated cost of remedial actions when situations requiring such action arise. The Company owns and operates seventeen facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, the Company may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Remediation activities are currently being conducted or planned at the Company's Granger, Indiana; North East, Maryland; Union City, Georgia; Stockertown, Pennsylvania; Elizabeth City, North Carolina; and Schertz, Texas treatment facilities.

The Company has accrued, in other long-term liabilities, amounts totaling $2.3 million and $2.0 million at December 26, 1998 and December 27, 1997, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The Company believes that the potential future costs of known remediation efforts will not have a material adverse effect on its future financial position, results of operations or liquidity.


                                 "THE YEAR 2000"

The Company has reviewed its primary business and financial systems, and has concluded it will not have any material "Year 2000" issues with the computer programs which drive these systems. Accordingly, management does not expect to incur any programming costs in this area. The Company believes its risks associated with the "Year 2000" relate primarily to its customers, suppliers, service providers and possible disruptions in the overall economy. Management is currently reviewing the systems of its significant customers and vendors, as well as its other ancillary systems, and has detected no material issues to date. This review is expected to be completed in April 1999, and have incremental costs totaling approximately $50,000. Although there can be no absolute assurances that there will not be a material adverse effect on the Company if third parties do not resolve their "Year 2000" issues in a timely manner, the Company believes its activities will minimize these risks. The Company will continue to evaluate and develop contingency plans as a result of its "Year 2000" assessment.

                                 FORWARD OUTLOOK

The following section contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs and objectives of management as well as on assumptions made by and information currently available to the Company. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

PERFORMANCE 2002:

In 1997, the Company concluded its annual planning efforts and announced its goals for growth and diversification entitled Performance 2002. The goals called for the Company to double its sales by the year 2002 while maintaining or achieving a leadership position in the four markets that consume the vast majority of wood fiber in the United States. The Company's sales goals by market are as follows (in millions):


                                                          Required
                                           Sales in        5-Year
    Market Classification                    2002           CAGR
    ---------------------                  --------       --------
    DIY..................................    $1,000         15%
    Manufactured Housing.................       500          4%
    Industrial and Other.................       250         12%
    Site-Built Construction..............       250         65%
                                             ------
    Total................................    $2,000         13%
                                             ======         ===

Since the end of 1997, the Company completed several business acquisitions to help achieve these goals. The Company plans to pursue additional business acquisitions and will also start up several new operations as it continues to execute its growth strategy.

DIY MARKET:

Do-It-Yourself Retailing, in its November 1998 edition, forecasted the following total retail sales for home improvement retailers for 1999 through 2002 (in billions), which result in a CAGR of 4%. The Company has no means of ascertaining the accuracy of this industry-wide projection, and actual results could vary significantly. Moreover, irrespective of any growth in industry sales, the Company's sales could vary materially, due to a variety of factors, such as increased competition, the Lumber Market, and other factors, which are beyond the Company's control.



                                        Retail Sales
                                        ------------
                  1998..................   $145.3
                  1999..................   $151.1
                  2000..................   $157.2
                  2001..................   $163.4
                  2002..................   $170.0


The consolidation within the DIY industry continued in 1998 as top performers obtained additional market share. The Company feels it is in a position to capitalize on these industry conditions as a result of its national presence, service capabilities that meet stringent customer requirements, and diversified product offerings. The Company's goal is to increase market share with an emphasis on new value-added products, including engineered wood products.

MANUFACTURED HOUSING MARKET:

Manufactured Home Merchandiser, in its January 1999 edition, forecasted a flat number of industry shipments in 1999. The Company has no means of ascertaining the accuracy of this industry-wide projection, and actual results could vary significantly. Moreover, irrespective of any growth in industry sales, the Company's sales could vary materially, due to a variety of factors, such as increased competition, the Lumber Market and other factors, which are beyond the Company's control.

The Company believes this industry will continue to experience moderate long-term growth as manufactured homes continue to be an attractive alternative to conventional homes as a result of their affordability, the availability of conventional long-term financing, and substantial improvements in quality. Due to its leadership position in the market, management believes the Company is well-placed to capitalize on industry growth. Management believes the Company may also have market share growth opportunities involving the sale of new value-added products to these customers such as moulding and millwork.

INDUSTRIAL MARKET:

A key strategic objective of the Company is to increase its sales of wood packaging products to industrial users. In 1998, the Company increased its unit sales to this market through its acquisitions of ILC and AGP. The Company plans to continue to obtain market share through an internal growth strategy utilizing its current manufacturing capabilities. This strategy is focused on developing niche products and increasing sales of specialty packaging through technology acquired from AGP.

SITE-BUILT CONSTRUCTION MARKET:

Since December of 1997, the Company merged with CBC and acquired SLP, Shoffner, ACS and 59% of the outstanding shares of Nascor. These business acquisitions have allowed the Company to become one of the largest manufacturers of engineered wood products in the United States while operating 20 plants in 10 states. Management plans to continue to obtain market share by beginning to manufacture wall panels and I-joists in markets where it currently produces only trusses. In some instances this will involve adding production capacity to existing facilities, and in other instances, when forecasted volumes are higher, it will involve opening new plants. Management will also pursue business acquisitions in order to enter key geographic markets.

The National Association of Home Builders has published the following forecasted housing starts by region (in thousands).


                                                 Years
                                      --------------------------
         Region                       1998       1999       2000
         ------                       ----       ----       ----
         Northeast...............      151        144        148
         South...................      748        677        676
         Midwest.................      320        292        295
         West....................      391        377        383
                                     -----      -----      -----
         Total...................    1,610      1,490      1,502
                                     =====      =====      =====

Housing starts are expected to have reached peak levels in 1998 while having increased 8.9% from 1997. Despite a forecasted decrease in housing starts from this peak level, management believes the sale of engineered wood components will continue to grow. The Freedonia Group, in its Industry Study 979, forecasted a 7% CAGR in the sale of engineered wood components through the year 2002. Sales growth is expected as a result of the benefits these products provide builders over traditional carpentry methods employed on the job site. Some of these benefits include cost advantages through more efficient labor and better material utilization, faster home construction and improved product quality.

GROSS PROFIT

Management believes the following factors may impact the Company's future gross profits:

- Current economic conditions will continue to impact the supply of lumber in North America, which in turn will impact the Company's cost of lumber and the selling prices of its products. The Company employs pricing methods and inventory management techniques to minimize the impact of Lumber Market fluctuations on its gross profit per unit.
- The Company has a key long-term strategic objective of increasing its ratio of value-added sales to total sales to 50%, which in turn should increase gross margins. Management believes its acquisition and internal sales growth strategies will help it continue to make progress toward this objective. Achievement of this goal is dependent, in part, upon certain factors that are beyond the control of management.
- The Company has plans to start several new facilities in 1999 which will produce a variety of products, including treated lumber, remanufactured lumber and engineered wood components. In addition, the Company expects to consolidate two plants located in Southern California. Gross margins may be impacted as a result of normal inefficiencies associated with starting these new operations, and their ratio of value-added sales to total sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The Company plans to increase its selling, general and administrative (SG&A) expenses in 1999 in order to support its business growth. The following factors, among others, will contribute to the increase in expenses.

- Several new operations will be started in 1999 which will require local selling and administrative departments.
- Centralized Sales, Marketing and Manufacturing Departments will increase headcount in order to execute strategic initiatives that will help the Company achieve sales and margin goals.
- The Company's corporate headquarters will increase expenses in order to support the dramatic growth of the business.

Although the Company will strive to achieve economies of scale in SG&A costs as the business grows, management expects that these costs will increase as a percentage of sales as the Company continues to increase the proportion of its business consisting of engineered wood components. These value-added products have extensive design and engineering support costs which are captured in SG&A.

LIQUIDITY AND CAPITAL RESOURCES

Management expects to spend between $35 million and $40 million on capital expenditures in 1999. Besides "maintenance" capital expenditures totaling approximately $9 million, the Company plans to spend approximately $5 million to upgrade or expand the production capacity of its existing plants, and approximately $24 million on new operations in key markets. In addition, the Company plans to continue to execute its acquisition strategy in 1999, and will consider issuing additional long-term debt and/or common stock as part of a transaction.

In 1999, the Company intends to continue its current dividend policy of $.035 per share semi-annually. In addition, the Company is obligated to pay amounts due on long-term debt totaling approximately $9.8 million.

After the final funding of its senior unsecured notes on February 4, 1999, the Company had the entire amount of its $175 million revolving credit facility available at December 26, 1998. Seasonal working capital requirements are expected to consume $65 million to $75 million of this availability. The Company experiences its highest working capital requirements during the period from April through July. The Company will finance its remaining capital requirements mentioned above by using its revolving credit facility, issuing additional long-term debt or common stock, or by using a combination of these methods.

INDEPENDENT AUDITORS' REPORT




Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 26, 1998 and December 27, 1997, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 26, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 26, 1998 and December 27, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 26, 1998, in conformity with generally accepted accounting principles.



Grand Rapids, Michigan
January 25, 1998

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)


ASSETS                                                                              December 26,     December 27,
                                                                       Note            1998             1997
                                                                       ----         -----------      ------------
CURRENT ASSETS:
   Cash and cash equivalents .......................................    B            $     920       $   3,157
   Accounts receivable (net of allowance for doubtful accounts
     of $3,540 and $449) ...........................................    B               62,846          35,616
   Inventories:
     Raw materials .................................................    B               36,856          38,240
     Finished goods ................................................    B               71,543          72,923
                                                                                     ---------       ---------
                                                                                       108,399         111,163
   Other current assets ............................................    B                2,911             426
   Prepaid income taxes ............................................    L                2,625           3,134
   Deferred income taxes ...........................................    B, L             4,176           4,141
                                                                                     ---------       ---------
     Total Current Assets ..........................................                   181,877         157,637

OTHER ASSETS .......................................................    B, F, J         10,978           4,474
GOODWILL AND NON-COMPETE AGREEMENTS ................................    B, N            95,229           2,525

PROPERTY, PLANT & EQUIPMENT:
   Land and improvements ...........................................    B, E            24,363          16,113
   Buildings and improvements ......................................    B, E            70,091          37,030
   Machinery, equipment and office furniture .......................    B, E            84,392          58,214
   Construction in progress ........................................                    14,529           5,358
                                                                                     ---------       ---------
                                                                                       193,375         116,715
   Less accumulated depreciation and amortization ..................    B, E           (61,389)        (51,968)
                                                                                     ---------       ---------
                                                                                       131,986          64,747
                                                                                     ---------       ---------
                                                                                     $ 420,070       $ 229,383
                                                                                     =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term debt .................................................    B, D         $   1,997       $   4,500
   Accounts payable ................................................    B               38,751          34,053
   Accrued liabilities:
     Compensation and benefits .....................................    B, K            28,025          16,345
     Other .........................................................    B, C             3,485           3,167
   Current portion of long-term debt and capital lease obligations..    B, D, E, N       9,760           9,789
                                                                                     ---------       ---------
     Total Current Liabilities .....................................                    82,018          67,854

LONG-TERM DEBT AND CAPITAL LEASE
   OBLIGATIONS, less current portion ...............................    B, D, E, N     132,120          40,188
DEFERRED INCOME TAXES ..............................................    B, L             8,100           1,766
OTHER LIABILITIES ..................................................    F, M             6,249           3,677
COMMITMENTS AND CONTINGENCIES ......................................    M

SHAREHOLDERS' EQUITY:
   Preferred stock, no par value; shares authorized 1,000,000;
     issued and outstanding, none
   Common stock, no par value; shares authorized 40,000,000;
     issued and outstanding, 20,710,263 and 17,572,262 .............    B, G, H         20,710          17,572
   Additional paid-in capital ......................................    B, G            77,526          29,855
   Retained earnings ...............................................    B               95,221          70,253
   Accumulated other comprehensive earnings ........................                    (1,072)           (882)
                                                                                     ---------       ---------
                                                                                       192,385         116,798
   Officers' stock notes receivable ................................    I                 (802)           (900)
                                                                                     ---------       ---------
                                                                                       191,583         115,898
                                                                                     ---------       ---------
                                                                                     $ 420,070       $ 229,383
                                                                                     =========       =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share amounts)


                                                                          Year Ended
                                                         ------------------------------------------------
                                                         December 26,      December 27,      December 28,
                                         Note               1998               1997             1996
                                         ----            ------------      ------------      ------------
NET SALES .........................      B               $ 1,238,907       $ 1,066,300       $   891,230

COST OF GOODS SOLD ................      B, E, K           1,089,693           970,822           801,516
                                                         -----------       -----------       -----------

GROSS PROFIT ......................                          149,214            95,478            89,714

SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES .......................      B, E, J, K           97,056            63,461            57,122

REORGANIZATION COSTS ..............      C                                       1,698
                                                         -----------       -----------       -----------

EARNINGS FROM OPERATIONS ..........                           52,158            30,319            32,592

OTHER EXPENSE (INCOME):
   Interest expense ...............      B, D                  9,506             4,305             4,248
   Interest income ................                             (334)             (368)           (1,013)
   Other, net .....................      B                       (48)              400              (446)
                                                         -----------       -----------       -----------
     TOTAL OTHER EXPENSE ..........                            9,124             4,337             2,789
                                                         -----------       -----------       -----------

EARNINGS BEFORE INCOME TAXES ......                           43,034            25,982            29,803

INCOME TAXES ......................      B,L                  16,615             9,025            11,971
                                                         -----------       -----------       -----------

NET EARNINGS ......................                      $    26,419       $    16,957       $    17,832
                                                         ===========       ===========       ===========

EARNINGS PER SHARE - BASIC ........                      $      1.33       $      0.97       $      1.02

EARNINGS PER SHARE - DILUTED ......                      $      1.28       $      0.93       $      0.98

WEIGHTED AVERAGE SHARES
   OUTSTANDING ....................      B                    19,917            17,528            17,428

WEIGHTED AVERAGE SHARES OUTSTANDING
   WITH COMMON STOCK EQUIVALENTS ..      B                    20,613            18,234            18,121



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands, except share and per share amounts)

                                                                                    Accumulated
                                                        Additional                     Other          Officers'
                                                         Paid-In        Retained    Comprehensive    Stock Notes
                                        Common Stock     Capital        Earnings      Earnings        Receivable          Total
                                        ------------    ----------      --------    -------------    ------------         -----
BALANCE AT DECEMBER 30, 1995............  $ 17,439        $ 28,260      $ 40,642        $  (998)       $ (746)         $  84,597

  Comprehensive earnings:
    Net earnings........................                                  17,832
    Foreign currency translation
      adjustment........................                                                    168
  Total comprehensive earnings..........                                                                                  18,000
  Cash dividends - $.060 per share......                                  (1,022)                                         (1,022)
  CBC shareholder distributions.........                                    (304)                                           (304)
  Issuance of  98,971 shares............        99             186                                                           285
  Repurchase of 100,000 shares..........      (100)                         (722)                                           (822)
  Payments received on officers' stock
    notes receivable....................                                                                   81                 81
                                          --------        --------      --------        -------        ------          ---------

BALANCE AT DECEMBER 28, 1996............  $ 17,438        $ 28,446      $ 56,426        $  (830)       $ (665)         $ 100,815

  Comprehensive earnings:
    Net earnings........................                                  16,957
    Foreign currency translation
      adjustment........................                                                    (52)
  Total comprehensive earnings..........                                                                                  16,905
  Cash dividends - $.065 per share......                                  (1,116)                                         (1,116)
  CBC shareholder distributions.........                                    (978)                                           (978)
  Issuance of 186,452 shares............       187             426                                                           613
  Repurchase of 82,502 shares...........       (83)                       (1,036)                                         (1,119)
  Tax benefits from non-qualified
    stock options exercised.............                       613                                                           613
  Issuance of officers' stock
    notes receivable....................        30             370                                       (400)
  Payments received on officers' stock
    notes receivable....................                                                                  165                165
                                          --------        --------      --------       --------        ------          ---------

BALANCE AT DECEMBER 27, 1997............  $ 17,572        $ 29,855      $ 70,253        $  (882)       $ (900)         $ 115,898

  Comprehensive earnings:
    Net earnings........................                                  26,419
    Foreign currency translation
      adjustment........................                                                   (190)
  Total comprehensive earnings..........                                                                                  26,229
  Cash dividends - $.070 per share......                                  (1,451)                                         (1,451)
  Final settlement of CBC acquisition...       (17)           (218)                                                         (235)
  Issuance of 3,154,866 shares..........     3,155          47,889                                                        51,044
  Payments received on officers' stock
    notes receivable....................                                                                   98                 98
                                          --------        --------      --------        -------        ------          ---------

BALANCE AT DECEMBER 26, 1998............  $ 20,710        $ 77,526      $ 95,221        $(1,072)       $ (802)         $ 191,583
                                          ========        ========      ========        =======        ======          =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                          Year Ended
                                                     --------------------------------------------------------
                                                                  December 26,   December 27,    December 28,
                                                     Note             1998           1997           1996
                                                     ----         ------------   ------------    ------------
CASH FLOWS FROM OPERATING
   ACTIVITIES:
   Net earnings ...................................    B         $  26,419       $  16,957       $  17,832
   Adjustments to reconcile net earnings to net
     cash provided by operations:
     Depreciation and amortization ................    E            12,584           9,515           8,625
     Amortization of non-compete agreements
       and goodwill ...............................    B, N          2,464             527             121
     Deferred income taxes ........................    B, L          1,292            (578)           (635)
     Loss on sale of property, plant and
       equipment ..................................                    422             683              15
     Stock Gift and Stock Grant Program expense ...    G                27               5               5
     Changes in:
       Accounts receivable ........................    B            (5,698)         (1,974)         (5,600)
       Inventories ................................    B            20,093         (20,767)        (20,502)
       Other ......................................    B               186              20          (1,024)
       Accounts payable and accrued liabilities....    B             8,790          14,694           4,866
                                                                 ---------       ---------       ---------
         Net cash provided by operations ..........                 66,579          19,082           3,703

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property, plant and equipment .....    B           (28,433)        (13,631)         (9,346)
   Acquisitions, net of cash received .............    B           (98,167)                        (10,413)
   Proceeds from sale of property, plant
     and equipment ................................    B             1,688             380             233
   Advance to an unconsolidated subsidiary ........    B            (3,200)
   Collection of notes receivable .................    I               377             618             298
   Purchases of other assets ......................                   (370)           (205)           (168)
                                                                 ---------       ---------       ---------
       Net cash used in investing activities ......               (128,105)        (12,838)        (19,396)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net borrowings under revolving credit facility..    D            16,380
   Net borrowings (repayments) of notes payable....    B, D         (4,500)          4,500
   Proceeds from issuance of long-term debt .......    B, D         80,304                             984
   Repayment of long-term debt ....................    B, D        (31,952)         (6,312)         (3,815)
   Proceeds from issuance of common stock .........    G, H            508             608             280
   Cash dividends paid ............................                 (1,451)         (1,116)         (1,022)
   CBC shareholder distributions ..................    B                              (978)            (96)
   Repurchase of common stock .....................    G                            (1,119)           (822)
                                                                 ---------       ---------       ---------
       Net cash provided by (used in)
           financing activities ...................                 59,289          (4,417)         (4,491)
                                                                 ---------       ---------       ---------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS ...........................                 (2,237)          1,827         (20,184)

CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR ..............................                  3,157           1,330          21,514
                                                                 ---------       ---------       ---------
CASH AND CASH EQUIVALENTS,
   END OF YEAR ....................................              $     920       $   3,157       $   1,330
                                                                 =========       =========       =========

See notes to consolidated financial statements.

(in thousands)

                                                                              Years Ended
                                                         ------------------------------------------------------
                                                                   December 26,     December 27,   December 28,
                                                         Note          1998            1997            1996
                                                         ----      ------------     ------------   ------------
SUPPLEMENTAL SCHEDULE OF CASH FLOW
   INFORMATION:
   Cash paid during the year for:
     Interest .......................................    D               $ 9,407        $ 4,347       $ 4,247
     Income taxes ...................................    L                14,815         12,934        10,984

NON-CASH INVESTING ACTIVITIES:
   Note payable issued in exchange for non-compete
     agreements .....................................    B                 2,462
   Note payable issued in business combination ......    B                   857
   Property, plant and equipment acquired through
     capital leases .................................    E                   181                           59
   Fair market value of common stock issued in
     business combinations ..........................    B                50,509
   Officers' stock notes receivable .................    I                                  400
   Real estate received in lieu of note receivable...                                                     347

NON-CASH FINANCING ACTIVITIES:
   Inventory exchanged for a note receivable ........                      1,040
   CBC distribution of real estate, net of mortgage..    B                                                208




See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       OPERATIONS

       Universal Forest Products, Inc. (the "Company") manufactures, treats and distributes lumber products for the do-it-yourself, manufactured housing, industrial, and site-built construction markets. The Company's principal products are preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, I-joists and other building products.

       PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries and partnerships. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for the Company's 50% or less owned affiliates over which the Company has the ability to exercise significant influence.

       FISCAL YEAR

       The Company's fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 1998, 1997 and 1996 relate to the fiscal years ended December 26, 1998, December 27, 1997 and December 28, 1996, respectively. Each of these fiscal years were comprised of 52 weeks.

       FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

       In accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," the estimated fair values of financial instruments have been determined by the Company; significant differences in fair market values and recorded values are disclosed in Note D. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

       The fair value estimates presented herein are based on pertinent information available to management as of December 26, 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

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

                  Buildings and improvements................   15 to 31.5 years
                  Land improvements.........................      5 to 15 years
                  Machinery and equipment...................      3 to  8 years
                  Office furniture..........................      5 to  8 years

       FOREIGN CURRENCY TRANSLATION

       The functional currency for the Company's foreign operations is the applicable local currency, except in Mexico. Due to the hyper-inflationary state of the Mexican economy, the U.S. dollar has been used as the functional currency in 1998 and 1997. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date. For revenues, expenses, gains and losses, the transaction date exchange rate is used. Gains or losses resulting from the translation are included as a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions were not material in 1998, 1997 or 1996, and are reflected in earnings from continuing operations.

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

       REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

       Revenue is recognized at the time the product is shipped to the customer. The Company accrues for bad debt expense based on its history of accounts receivable write-offs to sales. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense amounted to approximately $515,000, $728,000 and $707,000, for 1998, 1997 and 1996, respectively.

       EARNINGS PER COMMON SHARE

       As required by Statement of Financial Accounting Standard No. 128, "Earnings Per Share," basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented, while diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted in 1993 and 1998 (see Note H), utilizing the "treasury stock" method.

       A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share date).

                                        1998                              1997                               1996
                         -------------------------------- --------------------------------   ----------------------------------
                                                    Per                              Per                                  Per
                           Income      Shares      Share     Income      Shares     Share      Income         Shares     Share
                         (Numerator)(Denominator)  Amount (Numerator) (Denominator) Amount   (Numerator)  (Denominator)  Amount
                         ---------- -------------  ------ ----------- ------------- ------   -----------  -------------  ------
Net Earnings..........    $26,419                           $16,957                           $17,832

Basic EPS
Income available
    to common
    stockholders......     26,419        19,917    $1.33     16,957       17,528    $0.97      17,832        17,428     $1.02
                                                   =====                            =====                               =====

Effect of Dilutive
Securities
Options...............                      696                              706                               693
                                         ------                           ------                             ------

Diluted EPS
Income available
    to common
    stockholders
    and assumed
    options
    exercised.........    $26,419        20,613    $1.28    $16,957       18,234    $0.93     $17,832        18,121     $0.98
                          =======        ======    =====    =======       ======    =====     =======        ======     =====

       Options to purchase 240,000 shares of common stock at exercise prices ranging from $18.25 to $31.30 were outstanding at December 26, 1998, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock and, therefore, would be antidilutive.

       STOCK-BASED COMPENSATION

       Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and as permitted by this Standard, continues to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25 to its stock-based compensation (see Note H).

       RECLASSIFICATIONS

       Certain reclassifications have been made in the 1996 and 1997 consolidated financial statements to conform to the classifications used in 1998.

B.     BUSINESS COMBINATIONS

       On December 22, 1997, a subsidiary of the Company completed a merger with Consolidated Building Components, Inc. ("CBC"), a manufacturer of engineered trusses, wall panels and other products for commercial and residential builders and producers of manufactured homes. CBC operates two plants in Northwest Pennsylvania. The Company issued 398,000 shares of its common stock in exchange for all of the stock of CBC. This transaction was accounted for as a pooling of interests. CBC's shareholders had elected to be taxed as an S-Corporation; therefore, no provision for federal or state income taxes was included in CBC's financial statements for 1997 and 1996. A provision for deferred taxes was recorded by the Company on December 27, 1997 for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductive amounts in the future.

       Each of the following business combinations have been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets and assumed liabilities was recorded as goodwill in each transaction. The Company has amortized goodwill on a straight-line basis over 40 years. The results of operations of each acquisition is included in the Company's consolidated financial statements since the date it was acquired.

       Effective October 1, 1996, the Company acquired certain assets of Hi-Tek Forest Products, Inc. ("Hi-Tek") for $10,413,000 and assumed accounts payable totaling $495,000. The acquired assets included a non-compete agreement with a fair value of $2.1 million. The non-compete agreement spans a five year time period, covers the geographic regions in which the acquired plants operate, and is being amortized over the term of the agreement on a straight-line basis. The acquired operations are located in Bend, Oregon; Boise, Idaho; and Corona, California.

       On December 29, 1997, a partnership of the Company acquired substantially all of the assets of Structural Lumber Products, Inc. ("SLP"), a manufacturer of engineered trusses and wall panels for residential builders. SLP operates plants in San Antonio, Austin and Dallas, Texas. The total purchase price of the transaction was $18.5 million, initially funded through the Company's lines of credit. The excess of the purchase price over the estimated fair value of the acquired assets was $12.7 million.

       On March 30, 1998, a subsidiary of the Company acquired 100% of the outstanding shares of Shoffner Industries, Inc. ("Shoffner") in exchange for $41.1 million in cash, initially funded through the Company's lines of credit, and 3 million shares of the Company's common stock. Shoffner is a manufacturer of engineered roof and floor trusses for commercial and residential builders with 14 facilities in 7 states at the time of acquisition. The excess of the purchase price over the estimated fair value of the acquired assets and liabilities assumed was $66.6 million.

       On April 14, 1998, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Atlantic General Packaging, Inc. ("AGP"), a manufacturer of specialty wood packaging products. AGP operates one facility in Warrenton, North Carolina.

       The total purchase price for the net assets of AGP consisted of cash of $1.0 million, a note payable of $857,000, and 57,950 shares of the Company's common stock.

       On April 20, 1998, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Advanced Component Systems, Inc. ("ACS"), a manufacturer of engineered trusses for commercial and residential builders. ACS operates one facility in Lafayette, Colorado. The total purchase price for the net assets of ACS was $27.0 million of cash, initially funded through the Company's lines of credit. The excess of the purchase price over the estimated fair value of the acquired assets and liabilities assumed was $10.6 million.

       On June 4, 1998, a subsidiary of the Company acquired substantially all of the assets of Industrial Lumber Company, Inc. ("ILC"), a distributor of low grade cut lumber for packaging. The total purchase price for the net assets of ILC consisted of $3.0 million in cash, initially funded through the Company's lines of credit. The Company also exchanged notes payable totaling $2.2 million for non-compete agreements. The non-compete agreements are being amortized on a straight-line basis over the ten year term of the agreements.

       On November 4, 1998, a subsidiary of the Company acquired 59% of the outstanding shares of Nascor Incorporated ("Nascor"), a manufacturer of engineered trusses, pre-insulated wall panels and I-joists. Nascor operates out of a single facility in Calgary, Alberta. The Company exchanged $2.8 million for 5,552,500 shares of Nascor's outstanding common stock. The transaction was initially funded through the Company's revolving credit facility. The excess of the purchase price over the estimated fair value of the acquired assets, assumed liabilities and minority interest liability was $1.4 million.

       On December 18, 1998, a subsidiary of the Company acquired a 45% interest in Pino Exporta, renamed to Pinelli Universal S. de R.L. de C.V. ("Pinelli"), a manufacturer of mouldings and related products. Pinelli operates out of one facility in Durango, Mexico. The Company exchanged $3.0 million for its share of the outstanding common stock of Pinelli, and accounts for its investment utilizing the equity method of accounting. The Company retains an option to acquire an additional 5% interest for $1 million. The option expires after December 1, 2001. In conjunction with this investment, the Company advanced $3.2 million in cash to Pinelli in exchange for a note receivable. The note bears interest at an annual rate of two and one-half percent above the prime rate and the principal is due no later than December 1, 2003.

       In addition, the Company completed other business combinations during 1998 which are not material to its financial condition and results of operations and have been excluded from the discussion above.

       The following unaudited pro forma consolidated results of operations for the twelve months ended December 26, 1998 and December 27, 1997 assumes the acquisitions of SLP, Shoffner, and ACS occurred on December 29, 1996 (in thousands, except per share data). The pro forma effects of AGP, ILC and certain other acquisitions are not included because they are not material individually, or in the aggregate.

                                                   For the Year Ended        For the Year Ended
                                                   December 26, 1998         December 27, 1997
                                                      (unaudited)               (unaudited)
                                                   ------------------        ------------------
           Net sales...........................      $1,269,127                $1,218,743

           Net earnings........................      $   26,986                $   23,898

           Earnings per share:
                  Basic........................      $     1.31                $     1.16
                  Diluted......................      $     1.26                $     1.13

           Weighted average shares outstanding:
                  Basic........................          20,663                    20,528
                  Diluted......................          21,359                    21,234

       The pro forma results above include certain adjustments to give effect to amortization of goodwill, interest expense, compensation of management, certain other adjustments, and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been completed at the beginning of the earliest period presented, nor are they necessarily indicative of future operating results.


C.     REORGANIZATION COSTS

       In the fourth quarter of 1997, the Company announced a plan of reorganization. Management believes the reorganization will allow the Company to be more efficient in its procurement of raw materials, improve the utilization of its assets, and take advantage of its national presence to create new business opportunities with national customers and vendors. In 1998, the Company:

       - Consolidated the management of its operating companies from five regional companies down to two integrated divisions.
       - Consolidated its regional purchasing operations from five offices down to two.
       - Commenced the consolidation on its Southern California operations from two plants down to one.
       - Discontinued its treating operations in North East, Maryland.
       - Discontinued manufacturing and/or selling certain products and product lines.

       These activities resulted in a reorganization charge which incorporated the cost of:

       - Employee severance agreements.
       - Writing down fixed assets abandoned or sold to their net realizable value.

       - Future lease payments for facilities which were abandoned.
       - Writing down inventory of a discontinued product line to its net realizable value.
       - Future remediation costs at the discontinued treating plant.

       The reorganization charge of $1.6 million in 1997 consisted of termination benefits of $448,000, writedowns of fixed assets of $260,000, abandoned lease costs of $216,000, and environmental remediation costs of $695,000. During 1998, the Company made payments related to the reorganization of $379,000 and reclassed other amounts against the related fixed asset. The remaining accrued amounts aggregating $401,000 relate to termination benefits that are expected to be paid in 1999 and future lease payments.


D.     DEBT

       Effective November 13, 1998, the Company obtained a five-year, $175 million revolving credit facility which includes amounts reserved for letters of credit. The facility expires in November 2003, and replaced the Company's unsecured lines of credit which had short-term borrowings of $4,500,000 at December 27, 1997. Borrowings under the revolver were at 50 basis points over the applicable Eurodollar rate, while borrowings under the lines were at negotiated rates below each respective bank's prime rate. The average rates on these borrowings in 1998 and 1997 were 5.6% and 6.0%, respectively. In 1996, the Company did not draw on its lines. The amounts outstanding under the revolving credit facility are included in the long-term debt summary below. Outstanding letters of credit extended on the Company's behalf aggregated $4,030,000 at December 26, 1998.

       A majority-owned subsidiary of the Company has an operating line of credit with a bank totaling $2,380,000, which bears interest at the bank's prime lending rate (7% at December 26, 1998) plus 2.25% per annum. The line is secured by inventory and accounts receivable. There was $1,997,000 outstanding on this line at December 26, 1998. In addition, this subsidiary has outstanding letters of credit totaling approximately $1.0 million at December 26, 1998.

       On December 21, 1998, the Company completed a $100 million private placement of senior unsecured notes payable. The notes were issued in two installments. The Company received the first two tranches aggregating $81 million on December 21, 1998, and the remaining tranche of $19 million on February 4, 1999. The notes have an average life of nine years and an average interest rate of 6.9%.

       Long-term debt and capital lease obligations are summarized as follows at December 26, 1998 and December 27, 1997 (amounts in thousands):

                                                                                               1998           1997
                                                                                             --------       -------
         Senior unsecured notes, $5,714 due annually commencing May 1998 through
           May 2004, interest due semi-annually at  7.15%...............................     $ 34,286       $40,000
         Series 1998-A Senior Notes Tranche B, due on December 21,
           2008, interest payable semi-annually at 6.98% commencing
           June 21, 1999................................................................       59,500
         Series 1998-A Senior Notes Tranche A, due on December 21,
           2005, interest payable semi-annually at 6.69% commencing
           June 21, 1999................................................................       21,500
         Revolving credit facility totaling $175,000,000, due on
           November 13, 2003, interest due monthly at a floating rate
           (5.28% at December 26, 1998).................................................       16,380
         Bank term loan, $119 due monthly through November 1999,
           interest due monthly at 7.75%................................................        1,429         2,738
         Bank term loan, $350 due semi-annually through December 1999,
           interest due monthly at 9.67%................................................          700         1,400
         Bank term loan, $500 due semi-annually through December 2001,
           interest due monthly at 5.25%................................................                      4,000
         Capital lease obligations, interest imputed at rates ranging
           from 7.25% to 8.00%..........................................................        3,430           826
         Notes payable under non-compete agreements, interest imputed
           at a rate of 7.0%............................................................        2,014           436
         Other..........................................................................        2,641           577
                                                                                             --------       -------
                                                                                              141,880        49,977
         Less current portion...........................................................        9,760         9,789
                                                                                             --------       -------
         Long-term portion..............................................................     $132,120       $40,188
                                                                                             ========       =======

       The terms of the revolving credit facility and senior unsecured note agreements (collectively the "agreements") require, in part, the Company to maintain a minimum net worth and comply with certain financial ratios. The agreements also restrict the amount of additional indebtedness the Company may incur and the amount of assets which may be sold.

       At December 26, 1998, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

             1999.....................................   $  9,760
             2000.....................................      9,870
             2001.....................................      6,076
             2002.....................................      6,060
             2003.....................................     28,124
             Thereafter...............................     81,990
                                                          -------
                                                         $141,880
                                                         ========

       At December 26, 1998, the estimated fair value of the Company's long-term debt, including the current portion, was $142,162,000, which was $282,000 more than the carrying value. The estimated fair value is based on rates anticipated to be available to the Company for debt with similar terms and maturities. The estimated fair value of notes payable included in current liabilities approximated the carrying value.


E.     LEASES

       Leased property included in the balance sheet at December 26, 1998 and December 27, 1997 is as follows (in thousands):

                                                          1998            1997
                                                         ------          ------
             Land and improvements...................    $  295          $ 276
             Buildings and improvements..............       481            319
             Machinery and equipment.................     3,111            251
                                                         ------          -----
                                                          3,887            846
             Less accumulated amortization...........      (369)          (186)
                                                         ------          -----
                                                         $3,518          $ 660
                                                         ======          =====

       The Company leases certain real estate under operating lease agreements with original terms ranging from one to ten years. The Company is required to pay real estate taxes and other occupancy costs under these leases. Certain of these leases carry renewal options of five to fifteen years. The Company also leases motor vehicles and equipment under operating lease agreements, for periods of one to seven years. Future minimum payments under noncancellable leases at December 26, 1998 are as follows (in thousands):

                                                           Capital       Operating
                                                           Leases          Leases           Total
                                                           ------          ------           -----
             1999...................................       $  546          $ 3,814        $ 4,360
             2000...................................          489            2,627          3,116
             2001...................................          473            2,017          2,490
             2002...................................        2,365            1,395          3,760
             2003...................................          259              785            809
             Thereafter.............................                           927            927
                                                           ------          -------        -------
             Total minimum lease payments...........        4,132          $11,565        $15,462
                                                                           =======        =======
             Less imputed interest .................         (702)
                                                           ------
             Present value of minimum lease payments..     $3,430
                                                           ======

       Rent expense was approximately $5,766,000, $4,816,000 and $3,718,000 in 1998, 1997 and 1996, respectively, including approximately $100,000 paid annually to the Company's profit-sharing plan for the lease of certain property in 1996.


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


G.     COMMON STOCK

       In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). The Stock Purchase Plan allows eligible employees to purchase shares of Company stock at a share price equal to 90% of fair market value on the purchase date. In 1998, 1997 and 1996, 15,016, 8,677 and 3,471 shares, respectively, were issued under this Plan for amounts totaling approximately $208,000, $113,000 and $33,000, respectively. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of Company stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of Company stock at the time of deferral, and is increased for dividends declared. The Company has accrued approximately $163,000, $123,000 and $83,000 at December 26, 1998, December 27, 1997 and December 28, 1996, respectively, for amounts incurred under this Plan.

       The Employee Stock Gift Program was approved by the Board of Directors in January 1994, and allows management to gift shares of stock to eligible employees based on length of service. The Company gifted 400, 275 and 500 shares of stock under this Plan in 1998, 1997 and 1996, respectively, and recognized the market value of the shares at the date of issuance as an expense.

       On October 27, 1995, the Board of Directors approved a share repurchase program for up to 1,000,000 shares of the Company's common stock. Repurchases are to be made to the extent of share issuances under the Company's employee benefit and stock option plans. In 1997 and 1996, the Company repurchased 82,502 and 100,000 shares, respectively, of its common stock for $1,119,000 and $822,000, respectively.

       In January 1997, the Company instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each Board Meeting attended up to a maximum of 400 shares per year. In 1998, the Company issued 1,500 shares and recognized the market value of the shares at the date of issuance as an expense.

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

       On April 22, 1997, the shareholders approved the Long Term Stock Incentive Plan to succeed the Company's 1994 Employee Stock Option Plan. The Plan reserves a maximum of 1,100,000 shares, and provides for the granting of incentive stock options, reload options, stock appreciation rights, restricted stock, performance shares, and other stock-based awards. The term of the Plan is ten years. As of December 27, 1997, no awards had been granted under this Plan. In 1998, the Company granted incentive stock options for 471,500 shares, as discussed in Note H.

       At December 26, 1998, a total of 2,137,530 shares are reserved for issuance under the Plans mentioned above and under Note H below.


H.     STOCK OPTIONS AND STOCK-BASED COMPENSATION

       In January 1998, the Company granted incentive stock options for 346,500 shares of common stock under its Long Term Stock Incentive Plan. Options were granted to certain employees and officers of the Company at exercise prices ranging from $13.19 to $24.46, which equaled or exceeded the market value of the stock on the date of each grant. The options are exercisable on various dates from 2001 through 2013, and the option recipients must be employed by the Company at the time of exercise. Options for 11,462 shares were canceled during the year as a result of terminated employees.

       On April 22, 1998, the Company granted incentive stock options for 125,000 shares of common stock under its Long Term Stock Incentive Plan. Options were granted to certain employees and officers of the Company at exercise prices ranging from $17.44 to $31.30, which equaled or exceeded the market value of the stock on the date of each grant. The options are exercisable on various dates from 2001 through 2013, and the option recipients must be employed by the Company at the time of exercise.

       As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company continues to apply the provisions of APB Opinion No. 25 which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted in 1998 been determined under the fair value based method defined in SFAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts in 1998 (in thousands, except per share amounts).

                  Net Earnings:
                      As Reported..............            $26,419
                      Pro Forma................             23,842

                  EPS - Basic:
                      As Reported..............              $1.33
                      Pro Forma................               1.20

                  EPS - Diluted:
                      As Reported..............              $1.28
                      Pro Forma................               1.16

       Because the fair value based method of accounting has not been applied to options granted prior to fiscal year 1996, the resulting pro forma compensation cost may not be indicative of future amounts.

       The fair value of each option granted in 1998 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                  Risk Free Interest Rate...................       6.20%
                  Expected Life.............................   8.0 years
                  Expected Volatility.......................      28.35%
                  Expected Dividend Yield...................       0.41%

       On June 8, 1989, the Company granted non-qualified stock options to certain executive officers. In April 1997, two officers exercised all of their options and purchased 140,000 shares of stock for $364,400. In February 1996, a former officer exercised all of his options and purchased 60,000 shares of stock for $132,600. At December 27, 1997, all of the non-qualified options granted under this plan had been exercised.

       On June 1, 1993, shareholders approved the Incentive Stock Option Plan (the "Plan") for officers of the Company. Options for the purchase of all 1,200,000 shares of the Company's common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by the Company at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. In April of 1998, 1997 and 1996, officers exercised options and purchased 80,000 shares, 37,500 shares and 35,000 shares, respectively, for $300,000, $131,250 and $113,750, respectively. Options for 135,000 shares have been canceled as a result of terminated employees. The remaining options (shown below in thousands) are exercisable within thirty days of the anniversary of the Plan in the years and at the prices shown below:

                                              Numbers of     Option Price
             Plan Anniversary                   Shares       (per share)
             ----------------                 ----------     ------------
             1999...........................     170            $4.00
             2000...........................      80             4.25
             2001...........................     163             4.50
             2002...........................     170             5.00
             2005...........................     170             5.75
             2006...........................      60             6.00
             2007...........................      60             6.25
             2008...........................      40             6.50
                                                 ---
                                                 913
                                                 ===

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


I.     OFFICERS' STOCK NOTES RECEIVABLE

       Officers' stock notes receivable represent notes obtained by the Company from certain officers for the purchase of the Company's common stock. On January 1, 1997, the Company sold 30,188 shares of common stock to four officers in exchange for additional notes receivable totaling $399,991. Interest on the notes ranges from fixed rates of seven to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). At December 26, 1998, payments on the notes are due as follows (in thousands):

             1999.................................    $123
             2000.................................      83
             2001.................................      89
             2002.................................     120
             2003.................................      57
             Thereafter...........................     330
                                                      ----
                                                      $802


J.     LIFE INSURANCE

       In September 1995, the Company acquired a second-to-die life insurance policy on its Chairman of the Board and his spouse, the Company's largest shareholders. The death benefit on the policy totals $8,700,000 and the Company is the beneficiary. The Company also maintains an officer's life insurance policy on the Chairman with a death benefit of $1,300,000. The cash surrender value on these policies at December 26, 1998 is included in "Other Assets."


K.     RETIREMENT PLAN

       The Company has a profit sharing and 401(k) plan for the benefit of substantially all of its employees. Amounts contributed to the plan are made at the discretion of the Board of Directors. The Company contributed approximately $1,462,000, $1,135,000 and $1,528,000 in 1998, 1997 and
       1996, respectively. In addition, the Company matched 25% of employee contributions, on a discretionary basis, totaling $597,000, $521,000 and $440,000 in 1998, 1997 and 1996, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $10,000.

L.     INCOME TAXES

       Income tax provisions for the years ended December 26, 1998, December 27, 1997, and December 28, 1996 are summarized as follows (in thousands):

                                       1998        1997        1996
                                     --------    --------    --------
               Currently payable:
                   Federal.......... $ 13,049    $  9,047    $ 10,141
                   State and local..    1,659         356       2,465
                   Foreign..........      615         200
                                     --------    --------    --------
                                       15,323       9,603      12,606
               Net Deferred:
                   Federal..........    1,048        (674)       (504)
                   State and local..      244          96        (131)
                                     --------    --------    --------
                                        1,292        (578)       (635)
                                     --------    --------    --------
                                     $ 16,615    $  9,025    $ 11,971
                                     ========    ========    ========

       The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                   1998     1997     1996
                                                   ----     ----     ----
             Statutory federal income tax rate...   35.0%    35.0%    35.0%
             State and local taxes ..............    2.9      1.4      4.9
             Effect of pooling CBC ..............            (1.5)    (0.1)
             Other ..............................    0.7     (0.2)     0.4
                                                    ----     ----     ----
             Effective income tax rate ..........   38.6%    34.7%    40.2%
                                                    ====     ====     ====

       The Company has no present intention of remitting undistributed earnings of its Canadian subsidiaries aggregating $3,700,000 at December 26, 1998 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $172,000 would have been required.

       Temporary differences which give rise to deferred tax assets and liabilities at December 26, 1998 and December 27, 1997 are as follows (in thousands):

                                                             1998                               1997
                                           ---------------------------------     -------------------------------
                                             Deferred         Deferred Tax         Deferred        Deferred Tax
                                            Tax Assets        Liabilities         Tax Assets       Liabilities
                                           ------------       ------------        ----------       ------------
             Employee benefits..........        1,609              (827)             $2,374          $ (492)
             Depreciation...............                          9,536                               2,937
             Inventory..................          556                                   900
             Accrued expenses...........        1,820              (531)                595            (372)
             All other..................          191               (78)                272            (307)
                                               ------            ------              ------          ------
                                               $4,176            $8,100              $4,141          $1,766
                                               ======            ======              ======          ======


M.     COMMITMENTS AND CONTINGENCIES

       The Company is self-insured for environmental impairment liability and accrues an expense for the estimated cost of required remedial actions when situations requiring such action arise. The Company owns and operates a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, the Company may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Remediation activities are currently being conducted or planned at the Company's Granger, Indiana; North East, Maryland; Union City, Georgia; Stockertown, Pennsylvania; Elizabeth City, North Carolina; and Schertz, Texas wood preservation facilities.

       The Company has accrued, in other long-term liabilities, amounts totaling $2,324,000 and $2,038,000 at December 26, 1998 and December 27, 1997,
       respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The accrued costs include operating ground water reclamation wells, estimated costs of chemical treatments and consultant fees.

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

       On December 26, 1998, the Company had outstanding purchase commitments on capital projects totaling $9,300,000.


N.     NON-COMPETE AGREEMENT WITH FORMER OFFICER

       In February 1996, the Company entered into a consulting and non-compete agreement with one of its former officers. Included in the agreement are conditions that the former officer provide certain consulting services and agree not to compete with the Company for a period of eleven years. The Company will make a future payment to the officer totaling $100,000 in 1999. The non-competition asset is being amortized on a straight-line basis over the eleven year non-compete period.


O.     SEGMENT REPORTING

       The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" in 1998. This statement revised the standards for reporting information about operating segments in financial statements and for related disclosures about products and services, geographic areas, and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Under the definition of a segment, each of the Company's manufacturing, treating and distribution facilities may be considered a segment of its business. Under SFAS No. 131, segments may be aggregated if the segments have similar economic characteristics and if the nature of the products, distribution methods, customers and regulatory environments are similar. The Company has chosen to aggregate its facilities into one reporting segment. The Company operates manufacturing, treating and distribution facilities throughout North America. In 1998, 1997 and 1996, 20%, 18% and 15% of net sales, respectively, were to a single customer.

       Information regarding principal geographic areas was as follows (in thousands):

                                             1998                              1997                     1996
                                  -------------------------     -------------------------      ----------------------
                                                 Long-Lived                    Long-Lived                  Long-Lived
                                   Net Sales        Assets        Net Sales       Assets        Net Sales     Assets
                                   ---------     ----------      ---------     ----------      ---------   ----------
         United States.......     $1,210,073      $226,472      $1,040,321      $69,788        $876,675     $66,747
         Canada..............         28,254         8,249          25,046        1,958          13,338       2,091
         Mexico..............            580         3,472             933                        1,217
                                  ----------      --------      ----------      -------        --------     -------
         Total...............     $1,238,907      $238,193      $1,066,300      $71,746        $891,230     $68,838
                                  ==========      ========      ==========      =======        ========     =======

       Sales generated in Canada and Mexico are primarily to customers in the United States of America.


P.     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

       The following table sets forth selected financial information for all of the quarters during the years ended December 26, 1998 and December 27, 1997 (in thousands, except per share data):

                                       First                 Second                Third                Fourth
                               --------------------  --------------------  --------------------  --------------------
                                  1998       1997       1998       1997       1998       1997       1998       1997
                               ---------- ---------  ---------  ---------  ---------  ---------  ---------- ---------
     Net sales...............   $238,197   $219,450   $388,677   $348,060   $341,071   $292,264   $270,962  $206,526
     Gross profit............     24,573     20,509     46,315     33,401     42,879     25,096     35,447    16,472
     Net earnings (loss).....      3,577      3,627     11,123      9,517      8,498      5,496      3,221    (1,683)
     Diluted earnings (loss)
       per share.............        .20        .20        .52        .52        .40        .30        .15      (.10)

         Amounts have been restated for all periods presented due to the acquisition of Consolidated Building Components, Inc. on December 22, 1997, which was accounted for as a pooling of interests. See Note B of Notes to Consolidated Financial Statements.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

          Fiscal 1998                 High       Low              Fiscal 1997              High         Low
          -----------                 ----       ---              -----------              ----         ---
          Fourth Quarter.........    20.500     12.668            Fourth Quarter........  17.750       12.500
          Third Quarter..........    18.750     14.125            Third Quarter.........  18.000       14.000
          Second Quarter.........    18.500     15.500            Second Quarter........  14.750       12.260
          First Quarter..........    17.000     12.250            First Quarter.........  14.875       11.875

There were approximately 5,700 shareholders of record as of March 1, 1999.

In 1998, the Company paid dividends on its common stock of $.035 per share in June and again in December. The Company intends to continue with its current dividend policy for the foreseeable future, and retain the balance of its earnings for use in the expansion of its business.