Form 10-K, Exhibit 13
period 1999-12-25
UNIVERSAL FOREST PRODUCTS INC
filed 2000-03-24
CIK 912767

                                                                     EXHIBIT 13

                         UNIVERSAL FOREST PRODUCTS, INC.
                              FINANCIAL INFORMATION

                                TABLE OF CONTENTS


                                                                                                 Page
                                                                                                 ----
Selected Financial Data.........................................................................    1


Management's Discussion and Analysis of Financial Condition
     and Results of Operations..................................................................  2-17


Independent Auditors' Report....................................................................   18


Consolidated Balance Sheets as of December 25, 1999
     and December 26, 1998......................................................................   19


Consolidated Statements of Earnings for the Years Ended
     December 25, 1999, December 26, 1998, and December 27, 1997................................   20


Consolidated Statements of Shareholders' Equity for the Years Ended
     December 25, 1999, December 26, 1998, and December 27, 1997................................   21


Consolidated Statements of Cash Flows for the Years Ended
     December 25, 1999, December 26, 1998, and December 27, 1997................................ 22-23


Notes to Consolidated Financial Statements...................................................... 24-39


Price Range of Common Stock and Dividends.......................................................   40





SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data.)

                                                       1999           1998          1997          1996         1995
                                                       ----           ----          ----          ----         ----
CONSOLIDATED STATEMENT OF EARNINGS
 DATA
 Net sales...................................    $   1,435,055     $1,238,907     $1,066,300     $891,230    $754,466
 Gross profit1...............................          182,471        149,214         95,478       89,714      75,502
 Earnings before income taxes,
   minority interest and equity in
   earnings of investee......................           51,537         43,034         25,982       29,803      23,951
 Net earnings................................           31,448         26,419         16,957       17,832      14,388
 Diluted earnings per share..................           $1.480         $1.280         $0.930       $0.980      $0.800
 Dividends per share.........................           $0.075         $0.070         $0.065       $0.060      $0.105
 Weighted average shares
   outstanding with common
   stock equivalents.........................           21,186         20,613         18,234       18,121      18,047

CONSOLIDATED BALANCE SHEET DATA
 Working capital.............................    $     124,324  $      99,559        $89,783      $90,639     $83,533
 Total assets................................          468,638        419,795        229,383      198,866     180,791
 Long-term debt and capital lease
   obligations...............................          154,298        141,880         49,977       55,854      59,209
 Shareholders' equity........................          214,562        191,583        115,898      100,815      84,597

STATISTICS
 Gross profit as a percentage of
   net sales.................................             12.7%          12.0%           9.0%        10.1%       10.0%
 Net earnings as a percentage of
  net sales..................................              2.2%           2.1%           1.6%         2.0%        1.9%
 Return on beginning equity..................             16.4%          22.8%          16.8%        21.0%       19.7%

 Current ratio...............................             2.36           2.21           2.32         3.30        3.38
 Debt to equity ratio........................             0.72           0.74           0.43         0.55        0.70

 Book value per common share.................           $10.65          $9.29          $6.65        $5.82       $4.89

(1) In 1995, the Company reclassified delivery expense to include it as a component of cost of goods sold and gross profit.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


                                  RISK FACTORS

In considering whether to buy or sell Universal Forest Products, Inc. (the "Company") securities, carefully consider all the information included in this report and the risk factors described below. In addition, read the discussion under the caption "Forward Outlook," where additional uncertainties associated with the Company's business and certain forward-looking statements are described.

LUMBER MARKET VOLATILITY:

The Company experiences significant fluctuations in the cost of commodity lumber products from primary producers. A variety of factors over which the Company has no control, including government regulations, environmental regulations, weather conditions, economic conditions and natural disasters, impact the cost of lumber products and the Company's selling prices. While the Company attempts to minimize its risk from severe price fluctuations, substantial, prolonged trends in lumber prices can affect the Company's financial results. The Company anticipates that these fluctuations will continue in the future. The Company relies on the Random Lengths composite price (see "Fluctuations in Lumber Prices"), which is a weighted average of nine key framing lumber prices chosen from major producing areas and species, as a broad measure of price movement in the commodity lumber market ("Lumber Market").

COMPETITION:

The Company is subject to competitive selling and pricing pressures in its major markets. While the Company is generally aware of its existing competitors' capabilities, it is subject to entry in its markets by new competitors, which could negatively impact financial results.

MARKET GROWTH:

The Company's sales growth is dependent, in part, upon growth of the markets it serves. If the Company's markets do not achieve anticipated growth, or if the Company fails to maintain its market share, financial results could be impaired. Certain segments of the manufactured housing industry served by the Company have an oversupply of product. The Company expects these segments to reduce production for the first two to three quarters of calendar year 2000. The Company has planned for this modest reduction, but if the manufactured housing industry enters into a prolonged downturn, it could adversely affect the Company's operating results.

ECONOMIC TRENDS:

As a result of its 1998 business combinations in the site-built construction market, management believes the Company's ability to achieve growth in sales and margins has become somewhat more dependent on housing starts. To the extent that housing starts decline significantly in the future, the Company's financial results could be impacted.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


BUSINESS COMBINATIONS:

A key component of the Company's growth strategy is to complete business combinations. Business combinations involve inherent risks, including assimilation and successfully managing growth. While the Company conducts extensive due diligence and has taken steps to ensure successful assimilation, factors beyond the Company's control could influence the results of these acquisitions.

CONSOLIDATION:

The Company, like most companies, is witnessing consolidation by its customers. These consolidations will result in a larger portion of the Company's sales being made to some customers. This consolidation may limit the customer base the Company is able to serve.

GOVERNMENT REGULATIONS:

The Company is subject to a variety of government regulations which create a burden on the Company. Should the Company become subject to additional laws and regulations enacted in the future, or changes in interpretation of existing laws, it could result in increased expenses for the Company.

WEATHER CONDITIONS:

The majority of the Company's products are used in outdoor construction activities, therefore its sales volume and profits can be negatively affected by adverse weather conditions in certain geographic markets. In addition, adverse weather conditions in certain regions can negatively impact the Company's operations and consequently its productivity and costs per unit.

SEASONALITY:

Some aspects of the Company's business are seasonal in nature and results of operations vary from quarter to quarter. The Company's treated lumber and outdoor specialty products, such as fencing, decking and lattice, experience the greatest seasonal effects. Sales of treated lumber, primarily consisting of Southern Yellow Pine ("SYP"), also experience the greatest Lumber Market risk. Treated lumber sales are generally at their highest levels between the months of April through August. This sales peak, combined with capacity constraints in the wood treatment process, requires the Company to build its inventory of treated lumber throughout the winter and spring. Since sales prices of treated lumber products are generally indexed to the Lumber Market at the time they are shipped, the Company's profits can be negatively affected by prolonged declines in the Lumber Market during its primary selling season. To mitigate this risk, supply programs are maintained with vendors that are intended to decrease the Company's exposure. These programs include those materials which are most susceptible to adverse changes in the Lumber Market, and also allow the Company to carry a lower investment in inventories.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


E-BUSINESS / E-COMMERCE:

While the Company has invested heavily in technology and established electronic business-to-business efficiencies with certain customers and vendors, the willingness of customers and vendors to modify existing distribution strategies poses a potential risk. The Company believes the nature of its products, together with the value-added services the Company provides, ensure that it has a solid position in the supply chain.


When analyzing this report to assess the future performance of the Company, please recognize the potential impact of the various risk factors set forth above.


                          FLUCTUATIONS IN LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price for the years ended December 25, 1999, December 26, 1998 and December 27, 1997:


                                                     Random Lengths Composite
                                                          Average $/MBF
                                                     ------------------------

                                                1999        1998         1997
                                                ----        ----         ----
     January............................        $370        $360         $436
     February...........................         386         375          444
     March..............................         394         369          433
     April..............................         393         369          457
     May................................         421         331          444
     June...............................         454         332          430
     July...............................         480         345          429
     August.............................         404         355          413
     September..........................         392         328          393
     October............................         360         329          378
     November...........................         385         340          379
     December...........................         384         349          370
     Annual average.....................        $402        $349         $417
     Annual percentage change...........       15.2%     (16.3%)         3.7%

In addition, a SYP composite price, prepared and used by the Company is presented below. Sales of products produced using this species comprise up to fifty percent of the Company's sales volume.

                                                         SYP Composite
                                                         Average $/MBF
                                                         -------------

                                                1999        1998         1997
                                                ----        ----         ----

     January............................        $471        $499         $488
     February...........................         497         525          540

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


  March..............................         513         550          545
  April..............................         496         536          572
  May................................         523         474          575
  June...............................         563         450          553
  July...............................         590         471          577
  August.............................         492         439          562
  September..........................         473         409          502
  October............................         456         429          464
  November...........................         456         422          487
  December...........................         484         443          503
  Annual average.....................        $501        $471         $531
  Annual percentage change...........        6.4%     (11.3%)        16.2%


                              BUSINESS COMBINATIONS


The Company completed the following business combinations in 1997 and 1998 (see Note B to the Financial Statements for further details). The fiscal year 1997 business combination was accounted for as a pooling of interests, and the fiscal year 1998 business combinations were accounted for using the purchase method:



Company Name                       Acquisition Date        Business Description
------------                       ----------------        --------------------
Consolidated Building              December 22, 1997       Two facilities in Northwest Pennsylvania.  Manufacturer
Components, Inc. ("CBC")                                   of engineered trusses, wall panels and other products for
                                                           commercial and residential construction and producers of
                                                           manufactured homes.

Structural Lumber Products,        December 29, 1997       Three facilities in Texas.  Manufacturer of engineered
Inc. ("SLP")                                               trusses and wall panels for residential construction.

Shoffner Industries, Inc.          March 30, 1998          Fourteen facilities in seven states at the time of
("Shoffner")                                               acquisition, with headquarters in Burlington, North
                                                           Carolina. Manufacturer of engineered trusses for
                                                           commercial and residential construction.

Atlantic General Packaging,        April 14, 1998          One facility in North Carolina. Manufacturer of specialty
Inc. ("AGP")                                               wood packaging and industrial products.

Advanced Component                 April 20, 1998          One facility in Colorado at the time of acquisition.
Systems, Inc. ("ACS")                                      Manufacturer of engineered trusses and distributor of
                                                           lumber packages to commercial and residential
                                                           construction.

Industrial Lumber Company,         June 4, 1998            One facility in California at the time of acquisition.
Inc. ("ILC")                                               Distributor of cut lumber for packaging and industrial
                                                           applications.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED



Nascor Incorporated                November 4, 1998        One facility in Calgary, Alberta, Canada.  Manufacturer
("Nascor") - Purchased 59%                                 of engineered trusses, pre-insulated wall panels and I
ownership interest.                                        -joists for commercial and residential construction.
                                                           Licensor of certain I-joist technology.

Pinelli Universal S. de R.L. de    December 18, 1998       One facility in Durango, Durango, Mexico.  Manufacturer
C.V. ("Pinelli") - Purchased                               of mouldings and millwork products.
45% ownership interest.


                              RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of the Company's Consolidated Statements of Earnings as a percentage of net sales.

                                                                                 Years Ended
                                                            -----------------------------------------------------
                                                              December 25,       December 26,        December 27,
                                                                  1999               1998               1997
                                                            --------------      -------------        ------------

Net sales.................................................     100.0%              100.0%               100.0%
Cost of goods sold........................................      87.3                88.0                 91.0
                                                              ---------           ---------            --------

Gross profit..............................................      12.7                12.0                  9.0
Selling, general, and administrative expenses(1)..........       8.3                 7.8                  6.2
                                                              ---------           ---------            --------

Earnings from operations..................................       4.4                 4.2                  2.8
Interest, net.............................................       0.8                 0.7                  0.4
                                                              ---------           ---------            --------

Earnings before income taxes, minority
  interest and equity in earnings of investee.............       3.6                 3.5                  2.4
Income taxes..............................................       1.4                 1.4                  0.8
                                                              ---------           ---------            --------

Earnings before minority interest and
  equity in earnings of investee..........................       2.2                 2.1                  1.6
Minority interest.........................................       0.0                 0.0                  0.0
Equity in earnings of investee............................       0.0                 0.0                  0.0
                                                              ---------           ---------            --------

Net earnings..............................................       2.2%                2.1%                 1.6%
                                                              =========           =========            ========

(1) 1997 selling, general and administrative expenses include reorganization costs.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


NET SALES

The Company engineers, manufactures, treats and distributes lumber and other building products to the do-it-yourself ("DIY"), manufactured housing, wholesale lumber, industrial and conventional site-built construction markets. The Company's strategic sales objectives include:

- Diversifying the Company's end market sales mix by increasing its sales of specialty wood packaging to industrial users and engineered wood products to the site-built construction market. Engineered wood products include roof trusses, wall panels and engineered floor systems.

- Increasing sales of "value-added" products. Value-added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY market; roof trusses sold to producers of manufactured homes; specialty wood packaging; and engineered wood products. A long-term goal of the Company is to achieve a ratio of value-added sales to total sales of at least 50%. Although the Company considers the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently considered a component of value-added sales.

- Maximizing profitable top-line sales growth while increasing DIY market share.

-  Maintaining manufactured housing market share.

In order to measure its progress toward attaining these objectives, management analyzes the following financial data:

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

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


                                                                       Years Ended
                                       ---------------------------------------------------------------------------
                                       December 25,                  December 26,              December 27,
Market Classification                      1999            %             1998       %              1997        %
---------------------                  ------------      -----       ------------ -----       -------------  -----

DIY...................................  $   650,859      45.4     $   562,622      45.4       $  499,195     46.8
Manufactured Housing..................      398,237      27.8         401,679      32.4          406,986     38.2
Site-Built Construction...............      212,479      14.8         127,550      10.3           20,629      1.9
Industrial............................       95,468       6.6          76,817       6.2           64,562      6.1
Wholesale Lumber......................       78,012       5.4          70,239       5.7           74,928      7.0
                                         ----------     -----      ----------     -----       ----------    -----
Total.................................   $1,435,055     100.0      $1,238,907     100.0       $1,066,300    100.0
                                         ==========     =====      ==========     =====       ==========    =====

The following table estimates, for the periods indicated, the Company's percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

                                                             % Change
                                          ------------------------------------------------
                                          in  Sales      in Selling Prices       in  Units
                                          ---------      -----------------       ---------

1999 versus 1998......................       +16%               +4%                +12%
1998 versus 1997 .....................       +16%               -8%                +24%
1997 versus 1996......................       +20%               +6%                +14%

The Company estimates that only 4% of its net sales increase was attributable to overall selling price increases in 1999 compared to 1998, despite an overall Lumber Market that was 16% higher on average during the same period. This was primarily due to the fact that approximately 50% of the Company's sales are comprised of SYP, which was 6% higher on average in 1999 compared to 1998. In addition, selling prices of the Company's value-added products do not necessarily correlate with the Lumber Market.

The following table presents, for the periods indicated, the Company's percentage of value-added and commodity-based sales to total sales.

                                         Value-Added          Commodity-Based
                                         -----------          ---------------

1999..................................      38.0%                    62.0%
1998..................................      38.8%                    61.2%
1997..................................      28.6%                    71.4%

The decrease in the Company's ratio of value-added sales to total sales in 1999 compared to 1998 is primarily due to a significant increase in sales of treated lumber in 1999, which exceeded increases in sales of engineered wood products and specialty wood packaging.

DIY Market:

Do-It-Yourself Retailing, in its November 1999 edition, estimated a 9.9% increase in total retail sales by home improvement retailers comparing 1999 with 1998. The magazine also estimated a

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


compounded annual growth rate ("CAGR") from 1997 to 1999 of 7.7%, while the Company realized a 15.8% CAGR in sales to this market during the period. The Company has strong relationships with several national retail customers, the most significant of which is its long standing relationship with The Home Depot. The Company has developed these relationships due to its ability to provide quality products and a high level of service at competitive prices. As this market segment has continued to consolidate, certain national retail customers have captured additional market share and the Company has in turn increased its market share.

Net sales to the DIY market increased $88 million, or 15.7%, in 1999 compared to 1998, primarily due to an increase in unit sales of treated lumber combined with an overall increase in selling prices due to the level of the Lumber Market. The increase in treated lumber sales was primarily due to additional treating facilities which commenced operations during the first quarter of 1999. These sales increases were offset somewhat by a reduction in sales to three national customers. The decrease in sales to two of these customers was due to a decline in their financial positions, and the decrease in business with the third customer was due to competitive factors. Sales to the Company's largest customer increased 55.1% in 1999 compared to 1998 as the consolidation within the DIY market continues.

Net sales to the DIY market increased $63 million, or 12.7%, in 1998 compared to 1997. Over $51 million of this increase was due to sales generated by business acquisitions completed throughout 1998. At the end of 1997 and throughout 1998, the Company acquired manufacturers of engineered wood products used in site-built construction. A portion of these products are sold through certain retail customers and are considered DIY sales by the Company. In addition, the Company's existing plants increased their unit sales to the DIY market despite a 16% decrease in the Lumber Market.

Manufactured Housing Market:

Net sales to the manufactured housing market decreased $3 million, or 0.9%, in 1999 compared to 1998, primarily due to a decrease in sales to the Company's two largest customers in this market. These customers had an oversupply of finished homes at the retail level in the last six months of 1999, and as a result, dramatically curtailed their production of new homes. The decrease in sales to these accounts was partially offset by increased sales to several accounts and an increase in overall selling prices due to the effect of the higher Lumber Market. Management expects the oversupply of inventory in certain segments of the industry to negatively impact its sales to this market for the first two to three quarters of calendar year 2000.

Net sales to the manufactured housing market decreased $5 million, or 1.3%, in 1998 compared to 1997, due to a decline in overall selling prices, partially offset by an increase in unit sales. Overall selling prices to this market decreased as a result of the lower level of the Lumber Market in 1998 compared to 1997. The increase in unit sales resulted from CBC, which merged with the Company at the end of 1997, and which increased its sales to this market in 1998.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


Site-Built Construction Market:

Net sales to the site-built construction market increased approximately $85 million, or 66.6%, in 1999 compared to 1998, due to the effect of operating businesses acquired in 1998 (see "Business Combinations") for a complete year in 1999. In addition, these businesses, which include Nascor, Shoffner, ACS and SLP, experienced an increase in same period sales due to a combination of strong housing markets, increased market share in their respective regions, and an increase in selling prices due to the effect of the higher Lumber Market.

Sales to the site-built construction market increased $107 million in 1998 compared to 1997, due to the Company's acquisitions of SLP, Shoffner and ACS. Sales to this market in 1997 represent those of CBC, whose results were pooled with the Company.

Industrial Market:

Net sales to the industrial market increased $19 million, or 24.3%, in 1999 compared to 1998, primarily due to the acquisition of ILC and increased market share by several existing plants in the Company's Far West Region. The Company continues to pursue market share growth in this fragmented industry through an internal growth strategy. The Company has organized a national sales and marketing group, established a sales incentive program to motivate employees and continues to increase production capacity to take advantage of market opportunities.

Net sales to the industrial market increased $12 million, or 19.0%, in 1998 compared to 1997, primarily due to the acquisitions of AGP and ILC in 1998.

Wholesale Market:

Net sales to the wholesale market increased $8 million, or 11.1%, in 1999 compared to 1998, due to increased unit sales combined with an increase in selling prices due to the effect of the higher Lumber Market. Although increasing sales to the wholesale market is not a strategic objective, the Company continues to supply its existing customers and take advantage of opportunities for profitable new business.

Net sales to the wholesale market decreased $5 million, or 6.3%, in 1998 compared to 1997, primarily due to a decrease in selling prices attributable to the lower level of the Lumber Market in 1998 compared to 1997.

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales increased to 12.7% in 1999, compared to 12.0% in 1998. This increase was primarily due to the following factors:

- An increase in sales of engineered wood products, primarily due to operating businesses acquired in 1998 for a complete year combined with an increase in same period sales by these businesses.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


- An increase in sales and improved gross margins on sales of specialty wood packaging and components to the industrial market.

- These increases were offset partially by a decrease in sales of fencing and lattice products in certain regions of the country due to competitive factors.

Gross profit as a percentage of net sales increased to 12.0% in 1998 compared to 9.0% in 1997. This increase was primarily due to the following factors:

- An increase in sales of engineered wood products, fencing, specialty wood packaging and components.

- An improvement in results from sales of trusses to the manufactured housing industry over historically low levels recognized in 1997.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") increased $23 million, or 23.3%, comparing 1999 with 1998. This increase was primarily due to:

- Expenses added through business acquisitions and other new operations totaling $12.2 million in 1999.

- An increase in selling and administrative headcount and travel costs to support the growth of the business and to pursue strategic initiatives.

- Continuing to form its national Sales, Marketing, and Manufacturing Departments to execute strategic growth and profitability initiatives.

- A one-time charge to write-off a cumulative translation adjustment related to the permanent shutdown of a wholly-owned Mexican subsidiary.

- An increase in incentive compensation expenses tied to profitability and return on investment objectives.

-  Increases in certain variable selling and marketing expenses tied to sales.

SG&A increased $33 million, or 51.8%, comparing 1998 with 1997. This increase was primarily due to:

- Expenses added through business acquisitions and other new operations. The SG&A of these operations totaled $24 million in 1998.

- An increase in selling and administrative headcount to support the growth of the business.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED



- An increase in incentive compensation expenses tied to profitability and return on investment objectives.

-  Increases in certain variable selling and marketing expenses tied to sales.

INTEREST, NET

Net interest costs increased approximately $2 million in 1999 compared to 1998, due to a higher average debt balance attributable to having acquisition related debt for a complete year in 1999 and increased working capital requirements in 1999. In addition, the Company recognized a higher borrowing rate on debt in 1999 compared to 1998 as a result of extending its maturities on acquisition related debt. Acquisitions were initially financed using one-year uncommitted credit lines in 1998. This debt was refinanced with senior notes having bullet maturities ranging from seven to ten years at the end of 1998.

Net interest costs increased approximately $5 million in 1998 compared to 1997, primarily due to acquisition related debt which totaled approximately $98 million in 1998.

INCOME TAXES

The Company's effective tax rate was 38.7% in 1999 compared to 38.6% in 1998. Effective tax rates differ from statutory federal income tax rates, primarily due to:

-  Provisions for state and local income taxes.

-  Permanent tax differences.

The Company recognized a slightly higher effective tax rate in 1999 due to an increase in state and local income taxes offset by a reduction in a valuation allowance related to a deferred tax asset of Nascor.

The Company's effective tax rate was 38.6% in 1998 compared to 34.7% in 1997. The Company recognized a comparatively higher effective tax rate in 1998 due to an increase in state and local income taxes combined with a permanent tax difference related to an acquisition. The Company's 1997 effective tax rate was unusually low due to the effect of pooling the pre-tax earnings of CBC (a former S-Corporation) in 1997.


                         LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities totaled $33 million in 1999 compared to $67 million in 1998. The effect of changes in inventory levels resulted in a $43 million decrease in operating cash flow comparing 1999 with 1998. Inventory increased $23 million from December 1998 to December 1999 due to a higher Lumber Market at the end of 1999 compared to 1998, and increased inventory

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED



associated with new business with the Company's largest customer. Conversely, inventory decreased $20 million from December 1997 to December 1998 due to a significant decline in the Lumber Market. This decrease was offset by increases in net earnings, depreciation expense and accounts payable at the end of 1999 versus 1998.

Due to the seasonality of its business and the effects of the Lumber Market, management believes the Company's cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of its working capital management. The Company's cash cycle decreased to 42.6 days in 1999 from 46.0 days in 1998. This decrease is primarily due to extended payment terms with several vendors and improved inventory management in 1999. These positive factors were offset somewhat by a slight increase in days sales outstanding, primarily due to the payment terms within the site-built construction industry.

Capital expenditures totaled $35.4 million in 1999 compared to $28.4 million in 1998. This increase was primarily due to expenditures related to new facilities acquired during 1999. Investments associated with new facilities totaled $23.8 million in 1999 compared to $12.0 million in 1998. On December 25, 1999, outstanding purchase commitments on capital projects totaled $9.2 million. The Company intends to satisfy these commitments utilizing its revolving credit facility. Although the Company increased its capital expenditures for new facilities as part of its internal growth strategy, it did not complete any business acquisitions during 1999. Management continues to focus on assimilating the acquisitions it completed in 1998, while also investigating other potential targets.

Cash flows from financing activities totaled less than $1.0 million in 1999 compared to $59.3 million in 1998. The decrease was due to the absence of business acquisitions in 1999, offset by greater working capital requirements and an increase in capital expenditures. In addition, the Company repurchased 677,801 shares of common stock at a total cost of approximately $10.5 million in 1999.

On December 25, 1999, the Company had $11.8 million outstanding on its $175 million revolving credit facility. Financial covenants on the Company's revolving credit facility and senior unsecured notes include a minimum net worth requirement, a minimum interest coverage test and a maximum leverage ratio. The Company is well within its requirements at December 25, 1999.


                  ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

The Company is self-insured for environmental impairment liability, and accrues for the estimated cost of monitoring or remediation activities. The Company owns and/or operates 20 wood preserving facilities throughout the United States that treat lumber products with a chemical preservative. In accordance with applicable federal, state and local environmental laws, ordinances and regulations, the Company may be potentially liable for costs and expenses related to the environmental condition of the Company's real property. The Company has established reserves for remediation activities at its North East, MD; Union City, GA; Stockertown, PA; Elizabeth City, NC; Auburndale, FL; and Schertz, TX facilities. Remediation activities at the Granger, IN facility were

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


completed in the second quarter of 1999. Other than minimal costs to dismantle the remediation network, no other costs are expected at the Granger, IN facility in the future.

The Company has accrued, in other long-term liabilities, amounts totaling $2.4 million and $2.3 million on December 25, 1999 and December 26, 1998, respectively, for the activities described above. The Company has increased its accrual due to monitoring and testing which will be required at the Company's Auburndale, FL facility. Management believes the potential future costs of known remediation efforts will not have a material adverse effect on its future financial position, results of operations or liquidity.



                                 FORWARD OUTLOOK

The following section contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs and assumptions of management of the Company together with information available to the Company when the statements were made. Future results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth in the "Risk Factors" section of this report and certain economic and business factors which may be beyond the control of the Company. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

PERFORMANCE 2002

In 1997, the Company concluded its annual planning efforts and announced its goals for growth and diversification entitled Performance 2002. The goals called for the Company to double its sales by the fiscal year ending 2002 while maintaining or achieving a leadership position in the four markets that consume the vast majority of wood fiber in the United States. The Company's sales goals by market and a summary of the Company's progress towards achieving these goals are as follows (in millions):


                                            Targeted       Actual       Targeted
                                            Sales in      Sales in       3-Year
                                               2002         1999          CAGR
                                            ---------     --------      --------


    DIY..................................    $1,000        $651           15%
    Manufactured Housing.................       500         398            8%
    Site-Built Construction..............       250         213            5%
    Industrial and Other.................       250         173           13%
                                             ------      ------
    Total................................    $2,000      $1,435           12%
                                             ======      ======

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


DIY MARKET

Do-It-Yourself Retailing, in its November 1999 edition, forecasted the following total retail sales for home improvement retailers for 2000 through 2002 (in billions), which result in a CAGR of 3% from 1999 sales of $159.7 billion. The Company has no means of ascertaining the accuracy of this industry-wide projection, and actual results could vary significantly.

                  2000..................   $165.0
                  2001..................   $171.0
                  2002..................   $175.0

The consolidation within the DIY industry continued in 1999 as top performers obtained additional market share. The Company feels it is in a position to continue to capitalize on these industry conditions as a result of its national presence, service capabilities that meet stringent customer requirements and diversified product offerings. The Company's goal is to continue to increase market share with an emphasis on new value-added products, including engineered wood products.

MANUFACTURED HOUSING MARKET

Manufactured Home Merchandiser, in its January 2000 edition, forecasted a decrease of industry shipments to retailers of over 4% in 2000 due to an oversupply of finished homes at the retail level. The Company has no means of ascertaining the accuracy of this industry-wide projection, and actual results could vary significantly. The Company has positioned itself to handle a short-term reduction in volume, but should the manufactured housing industry enter into a prolonged downturn, it could adversely affect the Company's operating results.

Management believes the manufactured housing industry's oversupply of inventory will continue to negatively impact the Company's sales for the next two or three quarters. However, it also believes this situation is temporary and the industry will return to its moderate long term growth as manufactured homes continue to be an attractive alternative to conventional homes as a result of their affordability, quality and the availability of conventional long-term financing. Management believes the Company may also have market share growth opportunities involving the sale of new value-added products to these customers.

SITE-BUILT CONSTRUCTION MARKET

The Company entered into this market primarily through acquisition and has continued its growth initiatives in this market by opening several new facilities in 1999. As a result of these actions, the Company has become one of the largest manufacturers of engineered wood products in the United States while operating 29 facilities in 13 states. Management plans to continue to grow its market share by adding production capacity to existing facilities, opening new plants and continuing to pursue business acquisitions in order to enter key geographic markets.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


The National Association of Home Builders published forecasted annual housing starts of 1,660,000, 1,535,000 and 1,540,000 for 2000, 2001 and 2002,
respectively.

Housing starts are expected to have reached peak levels in 1999 while having increased 2.2% from 1998. Despite a forecasted decrease in housing starts from this peak level, management believes the sale of engineered wood products will continue to grow. The Freedonia Group, in its Industry Study 979, forecasted a 7% CAGR in the sale of engineered wood components through the year 2002 because of the benefits these products provide builders over traditional carpentry methods employed on the job site. Some of these benefits include cost advantages through more efficient labor and better material utilization, faster home construction and improved product quality. In addition, this market is consolidating as large production-oriented builders continue to take more market share. Management believes the Company's geographic presence and national sales efforts will allow it to increase market share as well.

INDUSTRIAL MARKET

A key strategic objective of the Company is to increase its sales of wood packaging products to industrial users. A majority of these sales are value-added products which are often produced from the offal of the Company's other products, providing better overall utilization of wood fiber. In addition, this market is typically less seasonal and requires the use of a lower quality range of wood fiber grades which, coupled with the Company's purchase of higher grades for the other markets described above, makes the Company a more valued customer to its mill suppliers. The Company plans to continue to obtain market share through an internal growth strategy utilizing its current manufacturing capabilities while continuing to look for strategic acquisitions in this market which meet the Company's criteria. In addition, the Company has positioned itself to utilize its available sales force and production capacity to grow its business in this market while mitigating the expected affect of the temporary downturn in the manufactured housing market.

GROSS PROFIT

Management believes the following factors may impact the Company's future gross profits:

- The Company has a long-term goal of increasing its ratio of value-added sales to total sales to 50%, which in turn should increase gross margins. Management believes its acquisition and internal sales growth strategies will help it continue to make progress toward this objective. Achievement of this goal is dependent, in part, upon certain factors that are beyond the control of management.

- Decreased demand in the manufactured housing market due to an oversupply of homes at the retail level may have a negative effect on the Company's gross profit in the year 2000.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS - CONTINUED


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A costs have increased as a percentage of sales in recent years primarily due to acquisitions of engineered wood product manufacturers which have extensive engineering and design costs and costs associated with creating new national sales, marketing and manufacturing departments to execute key strategic initiatives. SG&A costs as a percentage of sales may continue to increase in the future as engineered wood products and specialty wood packaging become a greater percentage of the Company's total business. However, management strives to achieve economies of scale in other administrative departments as sales growth objectives are met.

LIQUIDITY AND CAPITAL RESOURCES

Management expects to spend between $28 million and $32 million on capital expenditures in 2000. Besides "maintenance" capital expenditures totaling approximately $10 million, the Company plans to spend approximately $12 million to upgrade or expand the production capacity of its existing plants, and approximately $8 million on new operations in key markets. In addition, the Company plans to continue to execute its acquisition strategy in 2000, and will consider issuing additional long-term debt and/or common stock as part of a transaction.

In 2000, the Company has no present intention to change its current, semi-annual dividend policy of $0.040 per share. The Company also has the ability to repurchase approximately 1.1 million shares of its common stock under a share repurchase program approved by the Board of Directors. While it is the Company's primary objective to invest in the profitable growth of the business, it may repurchase shares of its common stock from time to time. In addition, the Company is obligated to pay amounts due on long-term debt totaling approximately $7.4 million.

The Company has a $175 million revolving credit facility used to fund seasonal working capital requirements and growth. Management believes its peak seasonal working capital requirements are expected to consume $65 million to $75 million of this availability during the period from April through May. The Company will finance its remaining capital requirements to support its Performance 2002 growth objectives by using its revolving credit facility, issuing additional long-term debt or common stock or by using a combination of these methods.

INDEPENDENT AUDITORS' REPORT




Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 25, 1999 and December 26, 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 25, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 25, 1999 and December 26, 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 1999, in conformity with generally accepted accounting principles.



Grand Rapids, Michigan
January 24, 2000

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data.)

ASSETS                                                                           December 25,      December 26,
                                                                       Note         1999              1998
                                                                       ----     -------------     -------------
CURRENT ASSETS:
   Cash and cash equivalents                                            B            $   4,106       $     920
   Accounts receivable (net of allowance for doubtful accounts
     of $1,379 and $3,540)                                              B               70,012          62,711
   Inventories:
     Raw materials                                                      B               44,722          36,856
     Finished goods                                                     B               86,813          71,543
                                                                                     ---------       ---------
                                                                                       131,535         108,399
   Other current assets                                                 B                1,354           2,911
   Prepaid income taxes                                                 L                3,416           2,625
   Deferred income taxes                                                B, L             5,083           4,011
                                                                                     ---------       ---------
     TOTAL CURRENT ASSETS                                                              215,506         181,577

OTHER ASSETS                                                            B, F, J         10,836          10,680
GOODWILL AND NON-COMPETE AGREEMENTS, NET                                B               93,183          96,222

PROPERTY, PLANT AND EQUIPMENT:
   Land and improvements                                                B, E            28,320          24,363
   Buildings and improvements                                           B, E            78,926          70,091
   Machinery, equipment and office furniture                            B, E           102,282          83,722
   Construction in progress                                                             13,214          14,529
                                                                                     ---------       ---------
                                                                                       222,742         192,705
   Less accumulated depreciation and amortization                       B, E           (73,629)        (61,389)
                                                                                     ---------       ---------
     PROPERTY, PLANT AND EQUIPMENT, NET                                                149,113         131,316
                                                                                     ---------       ---------
TOTAL ASSETS                                                                         $ 468,638       $ 419,795
                                                                                     =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term debt                                                      B, D         $   1,520       $   1,997
   Accounts payable                                                     B               46,621          38,751
   Accrued liabilities:
     Compensation and benefits                                          B, K            32,491          28,025
     Other                                                              B, C             3,148           3,485
   Current portion of long-term debt and capital lease obligations      B, D, E          7,402           9,760
                                                                                     ---------       ---------
     TOTAL CURRENT LIABILITIES                                                          91,182          82,018

LONG-TERM DEBT AND CAPITAL LEASE
   OBLIGATIONS, less current portion                                    B, D, E        146,896         132,120
DEFERRED INCOME TAXES                                                   B, L             8,398           8,100
OTHER LIABILITIES                                                       F, M             7,600           5,974
COMMITMENTS AND CONTINGENCIES                                           M
                                                                                     ---------       ---------
     TOTAL LIABILITIES                                                                 254,076         228,212

SHAREHOLDERS' EQUITY:
   Preferred stock, no par value; shares authorized 1,000,000;
     issued and outstanding, none
   Common stock, no par value; shares authorized 40,000,000;
     issued and outstanding, 20,212,385 and 20,710,263                  B, G, H         20,212          20,710
   Additional paid-in capital                                           B, G            78,625          77,526
   Retained earnings                                                    B              115,327          95,221
   Accumulated other comprehensive earnings                                              1,033          (1,072)
                                                                                     ---------       ---------
                                                                                       215,197         192,385
   Officers' stock notes receivable                                     I                 (635)           (802)
                                                                                     ---------       ---------
     TOTAL SHAREHOLDERS' EQUITY                                                        214,562         191,583
                                                                                     ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           $ 468,638       $ 419,795
                                                                                     =========       =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share data.)

                                                                             Year Ended
                                                          ------------------------------------------------
                                                          December 25,      December 26,      December 27,
                                           Note               1999             1998               1997
                                           ----           ------------      ------------      ------------

NET SALES ...........................      B               $ 1,435,055       $ 1,238,907       $ 1,066,300

COST OF GOODS SOLD ..................      B, E, K           1,252,584         1,089,693           970,822
                                                           -----------       -----------       -----------

GROSS PROFIT ........................                          182,471           149,214            95,478

SELLING, GENERAL AND ADMINISTRATIVE
   EXPENSES .........................      B, E, J, K          119,673            97,065            63,925

REORGANIZATION COSTS ................      C                                                         1,698
                                                           -----------       -----------       -----------

EARNINGS FROM OPERATIONS ............                           62,798            52,149            29,855

INTEREST, NET:
   Interest expense .................      B, D                 11,853             9,506             4,305
   Interest income ..................      I                      (592)             (391)             (432)
                                                           -----------       -----------       -----------
                                                                11,261             9,115             3,873

EARNINGS BEFORE INCOME TAXES,
   MINORITY INTEREST AND EQUITY IN
   EARNINGS OF INVESTEE .............                           51,537            43,034            25,982

INCOME TAXES ........................      B, L                 19,955            16,615             9,025
                                                           -----------       -----------       -----------

EARNINGS BEFORE MINORITY INTEREST AND
   EQUITY IN EARNINGS OF INVESTEE ...                           31,582            26,419            16,957

MINORITY INTEREST ...................      B                      (701)

EQUITY IN EARNINGS OF INVESTEE ......      B                       567
                                                           -----------       -----------       -----------

NET EARNINGS ........................                      $    31,448       $    26,419       $    16,957
                                                           ===========       ===========       ===========

EARNINGS PER SHARE - BASIC ..........                      $      1.52       $      1.33       $      0.97

EARNINGS PER SHARE - DILUTED ........                      $      1.48       $      1.28       $      0.93

WEIGHTED AVERAGE SHARES
   OUTSTANDING ......................      B                    20,637            19,917            17,528

WEIGHTED AVERAGE SHARES OUTSTANDING
   WITH COMMON STOCK EQUIVALENTS ....      B                    21,186            20,613            18,234

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share and per share data.)


                                                                                    Accumulated
                                                          Additional                   Other        Officers'
                                                           Paid-In      Retained   Comprehensive   Stock Notes
                                         Common Stock      Capital      Earnings      Earnings     Receivable      Total
                                         ------------     ----------    --------   -------------   -----------    -------

BALANCE AT DECEMBER 28, 1996............  $ 17,438     $  28,446        $56,426         $(830)       $ (665)     $ 100,815

  Comprehensive earnings:
    Net earnings........................                                 16,957
    Foreign currency translation
      adjustment........................                                                  (52)
  Total comprehensive earnings..........                                                                            16,905

  Cash dividends - $.065 per share......                                 (1,116)                                    (1,116)

  CBC shareholder distributions.........                                   (978)                                      (978)

  Issuance of 186,452 shares............       187           426                                                       613

  Repurchase of 82,502 shares...........       (83)                      (1,036)                                    (1,119)

  Tax benefits from non-qualified
    stock options exercised.............                     613                                                       613

  Issuance of officers' stock
    notes receivable....................        30           370                                       (400)             0

  Payments received on officers' stock
    notes receivable....................                                                                165            165
                                          --------     ---------      ---------      --------       -------      ---------
BALANCE AT DECEMBER 27, 1997............  $ 17,572     $  29,855      $  70,253      $   (882)      $  (900)     $ 115,898

  Comprehensive earnings:
    Net earnings........................                                 26,419
    Foreign currency translation
      adjustment........................                                                 (190)
  Total comprehensive earnings..........                                                                            26,229

  Cash dividends - $.070 per share......                                 (1,451)                                    (1,451)

  Final settlement of CBC acquisition...       (17)         (218)                                                     (235)

  Issuance of 3,154,866 shares..........     3,155        47,889                                                    51,044

  Payments received on officers' stock
    notes receivable....................                                                                 98             98
                                         ---------     ---------      ---------      --------       -------      ---------
BALANCE AT DECEMBER 26, 1998............ $  20,710     $  77,526      $  95,221      $ (1,072)      $  (802)     $ 191,583

  Comprehensive earnings:
    Net earnings........................                                 31,448
    Foreign currency translation
      adjustment........................                                                2,105
  Total comprehensive earnings..........                                                                            33,553

  Cash dividends - $.075 per share......                                 (1,539)                                    (1,539)

  Issuance of 179,923 shares............       180           802                                                       982

  Repurchase of 677,801 shares..........      (678)                      (9,803)                                   (10,481)

  Tax benefits from non-qualified
    stock options exercised.............                     297                                                       297

  Payments received on officers' stock
    notes receivable....................                                                                167            167
                                          --------     ---------      ---------       -------       --------     ---------
BALANCE AT DECEMBER 25, 1999............  $ 20,212     $  78,625      $ 115,327       $ 1,033       $  (635)     $ 214,562
                                          ========     =========      =========       =======       ========     =========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands.)


                                                                                      Year Ended
                                                                     ----------------------------------------------
                                                                     December 25,     December 26,      December 27,
                                                           Note          1999            1998              1997
                                                           ----      ------------     ------------      ------------
CASH FLOWS FROM OPERATING
   ACTIVITIES:
   Net earnings.........................................   B         $   31,448        $   26,419       $   16,957
   Adjustments to reconcile net earnings to net
     cash from operating activities:
     Depreciation.......................................   E             14,885            12,584            9,515
     Amortization of non-compete agreements
      and goodwill......................................   B              3,270             2,464              527
     Deferred income taxes..............................   B, L            (774)            1,292             (578)
     Loss on sale of property, plant and equipment......                    489               422              683
     Changes in:
      Accounts receivable...............................   B             (7,300)           (5,698)          (1,974)
      Inventories.......................................   B            (23,136)           20,093          (20,767)
      Other.............................................   B              1,647               213               25
      Accounts payable..................................   B              7,870            (1,504)          18,851
      Accrued liabilities...............................   B              4,129            10,294           (4,157)
                                                                     ----------       -----------       ----------
        NET CASH FROM OPERATING ACTIVITIES..............                 32,528            66,579           19,082

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property, plant and equipment..............   B            (35,418)          (28,433)         (13,631)
 Acquisitions, net of cash received.....................   B                              (98,167)
 Proceeds from sale of property, plant and equipment....   B              2,247             1,688              380
 Advances on notes receivable...........................   B               (139)           (3,200)
 Collection of notes receivable.........................   I              3,431               377              618
 Purchases of other assets..............................                    (87)             (370)            (205)
                                                                     ----------       -----------       ----------
    NET CASH FROM INVESTING ACTIVITIES..................                (29,966)         (128,105)         (12,838)

CASH FLOWS FROM FINANCING ACTIVITIES:
 Net borrowings (repayments) of notes payable
   and revolving credit facilities......................   B, D          (5,056)           11,880            4,500
 Proceeds from issuance of long-term debt, net..........   B, D          27,502            80,304
 Repayment of long-term debt............................   B, D         (10,744)          (31,952)          (6,312)
 Proceeds from issuance of common stock.................   G, H             942               508              608
 Dividends paid to shareholders.........................                 (1,539)           (1,451)          (1,116)
 Repurchase of common stock.............................   G            (10,481)                            (1,119)
 CBC shareholder distributions..........................   B                                                  (978)
                                                                     ----------       -----------       ----------
   NET CASH FROM FINANCING ACTIVITIES...................                    624            59,289           (4,417)
                                                                     ----------       -----------       ----------

NET CHANGE IN CASH AND CASH
 EQUIVALENTS............................................                  3,186            (2,237)           1,827

CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR......................................                    920             3,157            1,330
                                                                     ----------       -----------       ----------

CASH AND CASH EQUIVALENTS,
 END OF YEAR............................................             $    4,106       $       920       $    3,157
                                                                     ==========       ===========       ==========


(In thousands.)


                                                                                      Years Ended
                                                                     ----------------------------------------------
                                                                     December 25,     December 26,      December 27,
                                                          Note           1999             1998              1997
                                                          ----       ------------     ------------      -----------


SUPPLEMENTAL SCHEDULE OF CASH FLOW
 INFORMATION:
 Cash paid during the year for:
   Interest............................................   D           $   11,760       $    9,407        $    4,347
   Income taxes........................................   L               20,746           14,815            12,934

NON-CASH INVESTING ACTIVITIES:
  Note payable issued in exchange for non-compete
    agreements.........................................   B                                 2,462
   Note payable issued in business combination.........   B                                   857
   Property, plant and equipment acquired through
     capital leases....................................   E                  255              181
   Fair market value of common stock issued in
     business combinations.............................   B                                50,509
   Officers' stock notes receivable....................   I                                                     400

NON-CASH FINANCING ACTIVITIES:
 Inventory exchanged for a note receivable.............                                     1,040







See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       OPERATIONS

       Universal Forest Products, Inc. (the "Company") engineers, manufactures, treats and distributes lumber products for the do-it-yourself, manufactured housing, industrial, wholesale and site-built construction markets. The Company's principal products are preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, I-joists and other building products.

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

       FISCAL YEAR

       The Company's fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 1999, 1998 and 1997 relate to the fiscal years ended December 25, 1999, December 26, 1998 and December 27, 1997, respectively. Each of these fiscal years were comprised of 52 weeks.

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

       The fair value estimates presented herein are based on pertinent information available to management as of December 25, 1999. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

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


             Buildings and improvements..................................   15 to 31.5 years
             Land improvements...........................................      5 to 15 years
             Machinery and equipment.....................................      3 to  8 years
             Office furniture............................................      5 to  8 years


       FOREIGN CURRENCY TRANSLATION

       With the exception of its operations in Mexico, the financial statements of the Company's foreign operations are translated into U.S. dollars at current rates of exchange, with gains or losses included as a separate component of shareholders' equity. Prior to January 1999, due to the hyper-inflationary state of the Mexican economy, the financial statements of the Mexican operations were translated at either current or historical exchange rates, as appropriate. These adjustments, along with gains or losses resulting from foreign currency transactions were not material in 1999, 1998 or 1997, and are reflected in earnings from operations.

       Effective January 1999, Mexico was no longer considered a highly inflationary economy, and the Company began translating the financial statements of its Mexican operations using current rates of exchange.

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

       REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

       Revenue is recognized at the time the product is shipped to the customer. The Company accrues for bad debt expense based on its history of accounts receivable write-offs to sales. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense amounted to approximately $858,000, $515,000 and $728,000, for 1999, 1998 and 1997, respectively.

       EARNINGS PER COMMON SHARE

       Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted in 1993, 1998 and 1999 (see Note
       H) utilizing the "treasury stock" method.

       A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):


                                          1999                        1998                         1997
                                 -------------------------    --------------------------     -------------------------
                                  Income   Shares    Per      Income    Shares    Per        Income   Shares    Per
                                  (Num-    (Denom-   Share    (Num-     (Denom-   Share      (Num-    (Denom-   Share
                                  erator)  inator)  Amount    erator)   inator)  Amount      erator)  inator)  Amount
                                  -------  -------  ------    -------   -------  ------      -------  -------  ------

       NET EARNINGS........       $31,448                     $26,419                        $16,957

       EPS - BASIC
       Income available
         to common
         stockholders......        31,448  20,637   $1.52      26,419    19,917  $1.33        16,957   17,528  $0.97
                                                    =====                        =====                         =====

       EFFECT OF DILUTIVE
       SECURITIES
       Options.............                   549                           696                           706
                                           ------                        ------                        ------


       DILUTED EPS
       Income available
         to common
         stockholders
         and assumed
         options exercised.       $31,448  21,186   $1.48     $26,419    20,613  $1.28       $16,957   18,234   $0.93
                                  =======  ======   =====     =======    ======  =====       =======   ======   =====

       Options to purchase 509,600 shares of common stock at exercise prices ranging from $18.25 to $36.01 were outstanding at December 25, 1999, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock and, therefore, would be antidilutive.

       STOCK-BASED COMPENSATION

       Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," and as permitted by this Standard, continues to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25 to its stock-based compensation (see Note H).

       RECLASSIFICATIONS

       Certain reclassifications have been made in the 1997 and 1998 consolidated financial statements to conform to the classifications used in 1999.

B.     BUSINESS COMBINATIONS

       On December 22, 1997, a subsidiary of the Company completed a merger with Consolidated Building Components, Inc. ("CBC"), a manufacturer of engineered trusses, wall panels and other products for commercial and residential builders and producers of manufactured homes. CBC operates two plants in Northwest Pennsylvania. The Company issued 398,000 shares of its common stock in exchange for all of the stock of CBC. This transaction was accounted for as a pooling of interests. CBC's shareholders had elected to be taxed as an S-Corporation; therefore, no provision for federal or state income taxes was included in CBC's financial statements for 1997. A provision for deferred taxes was recorded by the Company on December 27, 1997 for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future.

       Each of the following business combinations have been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets and assumed liabilities was recorded as goodwill in each transaction. The Company has amortized goodwill on a straight-line basis over 40 years. Non-compete agreements are amortized on a straight-line basis over the term of the agreements. The results of operations of each acquisition is included in the Company's consolidated financial statements since the date it was acquired.

       On December 29, 1997, a partnership of the Company acquired substantially all of the assets of Structural Lumber Products, Inc. ("SLP"), a manufacturer of engineered trusses and wall panels for residential builders. SLP operated plants in San Antonio, Austin and Dallas, Texas at the time of acquisition. The total purchase price of the transaction was $18.5 million, initially funded through the Company's lines of credit. The excess of the purchase price over the estimated fair value of the acquired assets was $12.7 million.

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

       On April 20, 1998, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Advanced Component Systems, Inc. ("ACS"), a manufacturer of engineered trusses for commercial and residential builders. ACS operated one facility in Lafayette, Colorado at the time of acquisition. The total purchase price for the net assets of ACS was $27.0 million of cash, initially funded through the Company's lines of credit. The excess of the purchase price over the estimated fair value of the acquired assets and liabilities assumed was $10.6 million.

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

       On November 4, 1998, a subsidiary of the Company acquired 59% of the outstanding shares of Nascor Incorporated ("Nascor"), a manufacturer of engineered trusses, pre-insulated wall panels and I-joists, and a licensor of certain I-joist technology. Nascor operates out of a single facility in Calgary, Alberta. The Company exchanged $2.8 million for 5,552,500 shares of Nascor's outstanding common stock. The transaction was initially funded through the Company's revolving credit facility. The excess of the purchase price over the estimated fair value of the acquired assets, assumed liabilities and minority interest liability was $1.4 million.

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

C.     REORGANIZATION COSTS

       In the fourth quarter of 1997, the Company announced a plan of reorganization. In accordance with that plan, in 1998 it consolidated its operating companies into two integrated divisions, consolidated its regional purchasing from five offices down to two, consolidated or closed certain manufacturing facilities and discontinued manufacturing and/or selling certain products and product lines. In connection with this plan of reorganization, the Company recorded a charge of $1.6 million in 1997 that consisted of termination benefits of $448,000, write-downs of fixed assets of $260,000, abandoned lease costs of $216,000 and plant remediation costs of $695,000. During 1999 and 1998, the Company made payments related to the reorganization of $349,000 and $379,000, respectively, and in 1998 reclassified other amounts against the related fixed assets.

D.     DEBT

       Effective November 13, 1998, the Company obtained a five-year, $175 million revolving credit facility which includes amounts reserved for letters of credit. The facility expires in November 2003, and replaced the Company's unsecured lines of credit which had short-term borrowings of $4,500,000 on December 27, 1997. Borrowings under the revolver are charged interest at a rate of 50 basis points over the applicable Eurodollar rate, while borrowings under the short-term credit lines were at negotiated rates below each respective bank's prime rate. The average rates on these borrowings in 1999, 1998 and 1997 were 5.9%, 5.6% and 6.0%, respectively. The amounts outstanding under the revolving credit facility are included in the long-term debt summary below. Outstanding letters of credit extended on the Company's behalf aggregated $9.8 million on December 25, 1999.

       A majority-owned subsidiary of the Company has an operating line of credit with a bank totaling approximately $2.1 million, which bears interest at the bank's prime lending rate (6.5% on December 25, 1999) plus 2.00% per annum. The line is secured by inventory and accounts receivable. There was approximately $1.5 million and $2.0 million outstanding on this line on December 25, 1999 and December 26, 1998, respectively. In addition, this subsidiary has outstanding letters of credit totaling approximately $1.0 million on December 25, 1999.

       On December 21, 1998, the Company completed a $100 million private placement of senior unsecured notes payable. The notes were issued in two installments. The Company received the first two tranches aggregating $81 million on December 21, 1998, and the remaining tranche of $19 million was received on February 4, 1999. The notes have an average life of nine years and an average interest rate of 6.9%.

       During 1999, the Company issued $7.0 million in variable rate Industrial Development Revenue Bonds. These bonds have bullet maturities ranging from 20 to 30 years.

       Long-term debt and capital lease obligations are summarized as follows on December 25, 1999 and December 26, 1998 (amounts in thousands):

                                                                                              1999          1998
                                                                                          ------------  ------------
         Senior unsecured notes, $5,714 due annually commencing May 1998 through
           May 2004, interest due semi-annually at
           7.15%........................................................................    $ 28,571        $ 34,286
         Series 1998-A Senior Notes Tranche C, due on December 21,
           2008, interest payable semi-annually at 6.98%................................      19,000
         Series 1998-A Senior Notes Tranche B, due on December 21,
           2008, interest payable semi-annually at 6.98%................................      59,500          59,500
         Series 1998-A Senior Notes Tranche A, due on December 21,
           2005, interest payable semi-annually at 6.69%................................      21,500          21,500
         Revolving credit facility totaling $175,000,000, due on
           November 13, 2003, interest due monthly at a floating rate
           (6.03% on December 25, 1999).................................................      11,800          16,380
         Series 1998 Industrial Development Revenue Bonds, due on
           December 1, 2018, interest payable monthly at a floating rate
           (3.52% on December 25, 1999).................................................       1,300
         Series 1999 Industrial Development Revenue Bonds, due on
           July 1, 2029, interest payable monthly at a floating rate
           (3.74% on December 25, 1999).................................................       2,400
         Series 1999 Industrial Development Revenue Bonds, due on
           August 1, 2029, interest payable monthly at a floating rate
           (3.62% on December 25, 1999).................................................       3,300
         Capital lease obligations, interest imputed at rates ranging
           from 7.25% to 8.00%..........................................................       3,080           3,430
         Notes payable under non-compete agreements, interest imputed
           at a rate of 7.0%............................................................       1,121           2,014
         Other..........................................................................       2,726           4,770
                                                                                            --------        --------
                                                                                             154,298         141,880
         Less current portion...........................................................       7,402           9,760
                                                                                            --------        --------
         Long-term portion..............................................................    $146,896        $132,120
                                                                                            ========        ========

       The terms of the revolving credit facility and senior unsecured note agreements (collectively the "agreements") require, in part, the Company to maintain a minimum net worth and comply with certain financial ratios. The agreements also restrict the amount of additional indebtedness the Company may incur and the amount of assets which may be sold.

       On December 25, 1999, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

         2000...............................................   $  7,402
         2001...............................................      6,674
         2002...............................................      8,445
         2003...............................................     17,977
         2004...............................................      5,899
         Thereafter.........................................    107,901
                                                               --------
                                                               $154,298
                                                               ========

       On December 25, 1999, the estimated fair value of the Company's long-term debt, including the current portion, was $147,383,000, which was $6,915,000 less than the carrying value. The estimated fair value is based on rates anticipated to be available to the Company for debt with similar terms and maturities. The estimated fair values of notes payable included in current liabilities and the revolving credit facility approximated the carrying values.

E.     LEASES

       Leased property included in the balance sheet on December 25, 1999 and December 26, 1998 is as follows (in thousands):

                                                               1999         1998
                                                               ----         ----
         Land and improvements...........................    $  295       $  295
         Buildings and improvements......................       481          481
         Machinery and equipment.........................     3,366        3,111
                                                             ------       ------
                                                              4,142        3,887
         Less accumulated amortization..............           (600)        (369)
                                                             ------       ------
                                                             $3,542       $3,518
                                                             ======       ======

       The Company leases certain real estate under operating lease agreements with original terms ranging from one to ten years. The Company is required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. The Company also leases motor vehicles and equipment under operating lease agreements, for periods of one to seven years. Future minimum payments under noncancellable leases on December 25, 1999 are as follows (in thousands):

                                                                  Capital        Operating
                                                                  Leases           Leases          Total
                                                                   ------          -------        -------
         2000...............................................       $  339          $ 4,907        $ 5,246
         2001...............................................          379            4,101          4,480
         2002...............................................        2,867            3,086          5,953
         2003...............................................          116            1,908          2,024
         2004...............................................            5            1,008          1,013
         Subsequent.........................................                           482            482
                                                                   ------          -------        -------
         Total minimum lease payments.......................        3,706          $15,492        $19,198
                                                                     (626)         =======        =======
                                                                   ------
                                                                   $3,080
                                                                   ======

       Rent expense was approximately $6,939,000, $5,766,000 and $4,816,000 in 1999, 1998 and 1997, respectively.

F.     DEFERRED COMPENSATION

       The Company established a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement from the Company. The Company has purchased life insurance on such executives, payable to the Company in amounts which, if assumptions made as to mortality experience, policy dividends and other factors are realized, will accumulate cash values adequate to reimburse the Company for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows the Company to reduce benefit payments to such amounts as may be funded by accumulated cash values.

       The Company also maintains a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to the 401(k) plan, including the Company's stock. Investments in shares of the Company's stock are made on a "phantom stock" basis. Assets for the Plan totaled approximately $1,665,000 and $1,241,000 on December 25, 1999 and December 26, 1998,
       respectively, and are included in "Other Assets." Related liabilities totaled $2,406,000 and $1,655,000 on December 25, 1999 and December 26, 1998, respectively, and are included in "Other Liabilities." The assets and related liabilities are recorded at fair market value.

G.     COMMON STOCK

       In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows management to gift shares of stock to eligible employees based on length of service. The Company gifted 275, 400 and 275 shares of stock under this Plan in 1999, 1998 and 1997, respectively, and recognized the market value of the shares at the date of issuance as an expense.

       In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). The Stock Purchase Plan allows eligible employees to purchase shares of Company stock at a share price equal to 90% of fair market value on the purchase date. In 1999, 1998 and 1997, 17,789, 15,016 and 8,677 shares, respectively, were issued under this Plan for amounts totaling approximately $301,000, $208,000 and $113,000, respectively. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of Company stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of Company stock at the time of deferral, and is increased for dividends declared. The Company has accrued, in "Accrued Liabilities - Other," approximately $204,000 and $163,000 on December 25, 1999 and December 26, 1998,
       respectively, for amounts incurred under this Plan.

       In January 1997, the Company instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each Board Meeting attended up to a maximum of 400 shares per year. In 1999 and 1998, the Company issued 1,800 and 1,500 shares, respectively, and recognized the market value of the shares on the date of issuance as an expense.

       On April 22, 1997, the shareholders approved the Long Term Stock Incentive Plan to succeed the Company's 1994 Employee Stock Option Plan. The Plan reserved a maximum of 1,100,000 shares, and provided for the granting of incentive stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the Plan was ten years. In 1999 and 1998, the Company granted incentive stock options for 231,161 and 471,002 shares, respectively.

       On April 28, 1999, the shareholders approved the Long Term Stock Incentive Plan to succeed the Company's 1997 Long Term Stock Incentive Plan. The Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The Plan provides for the granting of incentive stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the Plan is ten years. In 1999, the Company granted incentive stock options for 25,000 shares.

       On October 25, 1997, the Board of Directors approved a share repurchase program for up to 1,000,000 shares of the Company's common stock. In 1997, the Company repurchased 85,502 shares of its common stock for $1,119,000. On October 21, 1998, the Board of Directors approved a new share repurchase program to succeed the 1997 program. This program allows the Company to repurchase up to 1,800,000 shares of its common stock. In 1999, the Company repurchased 677,801 shares of its common stock for $10,481,000.

       On December 25, 1999, a total of 2,991,166 shares are reserved for issuance under the Plans mentioned above and under Note H below.

H.     STOCK OPTIONS AND STOCK-BASED COMPENSATION

       Stock options issued under the Long Term Stock Incentive Plan are granted to employees and officers at exercise prices which equaled or exceeded the market value of the stock on the date of grant. The options are exercisable from three to fifteen years from the date of grant and the recipients must be employed by the Company at the date of exercise.

       As permitted under Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation," the Company continues to apply the provisions of APB Opinion No. 25 which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted in 1999 and 1998 been determined under the fair value based method defined in SFAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                        1999          1998
                                                        ----          ----
                  Net Earnings:
                      As Reported..................      $31,448       $26,419
                      Pro Forma....................      $30,897       $26,098

                  EPS - Basic:
                      As Reported..................        $1.52         $1.33
                      Pro Forma....................        $1.50         $1.31

                  EPS - Diluted:
                      As Reported..................        $1.48         $1.28
                      Pro Forma....................        $1.46         $1.27

       Options to purchase 80,000 and 285,000 shares with a weighted average exercise price of $29.25 and $21.77 per share were granted in 1999 and 1998, respectively, at exercise prices which exceeded the market prices on the date of grant.

       Because the fair value based method of accounting has not been applied to options granted prior to fiscal year 1996, the resulting pro forma compensation cost may not be indicative of future amounts.

       The fair value of each option granted in 1999 and 1998 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                                                               1999             1998
                                                               ----             ----
                  Risk Free Interest Rate...................       6.20%          6.20%
                  Expected Life.............................   9.0 years      8.0 years
                  Expected Volatility.......................      27.75%         28.35%
                  Expected Dividend Yield...................       0.40%          0.41%

       On June 1, 1993, shareholders approved the Incentive Stock Option Plan (the "Plan") for officers of the Company. Options for the purchase of all 1,200,000 shares of the Company's common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by the Company at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2000 through 2008.

       Stock option activity since the end of 1996 is summarized as follows:

                                                                          Shares of            Weighted
                                                                       Common Stock             Average
                                                                    Attributable to      Exercise Price
                                                                            Options          of Options
                                                                    ---------------      --------------
           Outstanding on December 28, 1996                              1,215,000                $4.64
           Granted                                                               0                  n/a
           Exercised                                                      (177,500)               $2.79
           Forfeited                                                             0                  n/a
           ------------------------------------------               --------------
           Outstanding on December 27, 1997                              1,037,500                $4.95
           Granted                                                         471,002               $18.60
           Exercised                                                       (80,000)               $3.75
           Forfeited                                                       (45,964)               $7.20
           ------------------------------------------               --------------
           Outstanding on December 26, 1998                              1,382,538                $9.59
           Granted                                                         256,161               $22.74
           Exercised                                                      (160,000)               $4.00
           Forfeited                                                      (161,184)              $10.97
           ------------------------------------------               --------------
           Outstanding on December 25, 1999                              1,317,515               $12.66
                                                                    ==============

       The following table summarizes information concerning options on December 25, 1999 (there are no options exercisable on December 25, 1999):

                                                                   Weighted-Average Remaining
           Range of Exercise Prices    Number Outstanding                    Contractual Life
           ------------------------    ------------------          --------------------------
           $4.25 - $10.00                         662,500                      4.30
           $10.01 - $25.00                        555,015                      5.91
           $25.00 - $36.01                        100,000                     11.90
                                                ---------
                                                1,317,515
                                                =========

I.     OFFICERS' STOCK NOTES RECEIVABLE

       Officers' stock notes receivable represent notes obtained by the Company from certain officers for the purchase of the Company's common stock. On January 1, 1997, the Company sold 30,188 shares of common stock to four officers in exchange for additional notes receivable totaling $399,991. Interest on the notes ranges from fixed rates of seven to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). On December 25, 1999, payments on the notes are due as follows (in thousands):


                      2000.........................................    $ 74
                      2001.........................................      79
                      2002.........................................      43
                      2003.........................................     115
                      2004.........................................      75
                      Thereafter...................................     249
                                                                       ----
                                                                       $635
                                                                       ====

J.     LIFE INSURANCE

       In September 1995, the Company acquired a second-to-die life insurance policy on its Chairman of the Board and his spouse, the Company's largest shareholders. The death benefit on the policy totals $8,700,000 and the Company is the beneficiary. The Company also maintains an officer's life insurance policy on the Chairman with a death benefit of $1,300,000. The cash surrender value on these policies on December 25, 1999 and December 26, 1998 is included in "Other Assets."

K.     RETIREMENT PLANS

       The Company has a profit sharing and 401(k) plan for the benefit of substantially all of its employees excluding the employees of certain subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. The Company contributed approximately $1,548,000, $1,462,000 and $1,135,000 in 1999, 1998 and 1997,
       respectively. In addition, the Company matched 25% of employee contributions, on a discretionary basis, totaling $717,000, $597,000 and $521,000 in 1999, 1998 and 1997, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $10,000.

       In addition, a wholly-owned subsidiary acquired in 1998 has a 401(k) plan for the benefit of substantially all of its employees. This subsidiary matched 50% of employee contributions, on a discretionary basis, totaling $521,713 and $328,090 in 1999 and 1998, respectively.

L.     INCOME TAXES

       Income tax provisions for the years ended December 25, 1999, December 26, 1998, and December 27, 1997 are summarized as follows (in thousands):

                                                                  1999              1998              1997
                                                                ---------        ----------       -----------
               Currently payable:
                  Federal...................................      $18,049          $13,049            $9,047
                  State and local...........................        2,455            1,659               356
                  Foreign...................................          225              615               200
                                                                  -------          -------            ------
                                                                   20,729           15,323             9,603
               Net Deferred:
                  Federal...................................          301            1,048              (674)
                  State and local...........................          115              244                96
                  Foreign...................................       (1,190)
                                                                  -------          -------           -------
                                                                     (774)           1,292              (578)
                                                                  -------          -------           -------
                                                                  $19,955          $16,615            $9,025
                                                                  =======          =======            ======

       The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                                  1999               1998              1997
                                                                --------           --------          --------

               Statutory federal income tax rate............       35.0%             35.0%             35.0%
               State and local taxes........................        3.2               2.9               1.4
               Effect of pooling CBC........................                                           (1.5)
               Foreign subsidiary adjustments...............       (1.6)
               Goodwill.....................................        1.1               1.0               0.3
               Other........................................        1.0              (0.3)             (0.5)
                                                                   ----              ----              ----
               Effective income tax rate....................       38.7%             38.6%             34.7%
                                                                   ====              ====              ====

       The Company has no present intention of remitting undistributed earnings of its wholly-owned Canadian subsidiary aggregating $4,070,000 on December 25, 1999 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $218,000 would have been required.

       Temporary differences which give rise to deferred tax assets and liabilities on December 25, 1999 and December 26, 1998 are as follows (in thousands):

                                                         1999                                  1998
                                            ------------------------------------ ------------------------------
                                              Deferred          Deferred Tax       Deferred        Deferred Tax
                                             Tax Assets         Liabilities       Tax Assets       Liabilities
                                             ----------         ------------      ----------       ------------
               Employee benefits..........      $1,836            ($1,070)            $1,609          ($  827)
               Foreign subsidiary
                 net operating loss.......                         (2,188)                             (1,904)
               Depreciation...............                         11,126                               9,536
               Inventory..................         401                                   556
               Accrued expenses...........       2,173               (601)             1,820             (531)
               All other..................         673                323                 26              (78)
                                                ------             ------             ------           ------
                                                $5,083             $7,590             $4,011           $6,196
               Valuation allowance........                            808                               1,904
                                                ------             ------             ------           ------
                                                $5,083             $8,398             $4,011           $8,100
                                                ======             ======             ======           ======

M.     COMMITMENTS AND CONTINGENCIES

       The Company is self-insured for environmental impairment liability and accrues an expense for the estimated cost of required remediation actions when situations requiring such action arise. The Company owns and operates a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, the Company may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Remediation activities are currently being conducted or planned at the Company's North East, Maryland; Union City, Georgia; Stockertown, Pennsylvania; Elizabeth City, North Carolina; Auburndale, Florida; and Schertz, Texas wood preservation facilities. Remediation activities at the Granger, Indiana facility were completed in the second quarter of 1999. Other than minimal costs to dismantle the remediation network, no other costs are expected at this facility in the future.

       The Company has accrued, in "Other Liabilities," amounts totaling approximately $2,354,000 and $2,324,000 on December 25, 1999 and December 26, 1998, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The accrued costs include operating ground water reclamation wells, estimated costs of chemical treatments and consultant fees.

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

       On December 25, 1999, the Company had outstanding purchase commitments on capital projects totaling $9.2 million.

N.     DERIVATIVE AND HEDGING ACTIVITIES

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, effective for the Company's fiscal year ending December 29, 2001. SFAS 133 expands the definition of the types of contracts considered to be derivatives, requires all derivatives to be recognized in the balance sheet as either assets or liabilities measured at their fair value and sets forth conditions in which a derivative instrument may be designated as a hedge. SFAS 133 further requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to be recorded to other comprehensive income or to offset related results on the hedged item in earnings. The Company has undertaken a review of the implications and effects of SFAS
       133. The Company has from time to time entered into contracts considered to be derivatives but the amount of such financial instrument has not been significant. The ultimate effect on the Company's financial position at adoption (approximately January 1, 2001) will depend on the level of such contracts at that time, but the Company does not expect that the effect will be material.

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

       In 1999, 1998 and 1997, 26%, 20% and 18% of net sales, respectively, were to a single customer.

       Information regarding principal geographic areas was as follows (in thousands):

                                            1999                           1998                        1997
                                 ---------------------------      -------------------------    ------------------------
                                                  Long-Lived                     Long-Lived                  Long-Lived
                                 Net Sales          Assets        Net Sales        Assets      Net Sales       Assets
                                 ---------        ----------      ---------      ----------    ---------     ----------
         United States.......    $1,394,454       $237,366        $1,205,178      $223,772     $1,040,321     $69,788
         Canada..............        39,756         11,461            33,080        10,968         25,046       1,958
         Mexico..............           845          4,305               649         3,478            933
                                 ----------       --------        ----------      --------     ----------     -------
         Total...............    $1,435,055       $253,132        $1,238,907      $238,218     $1,066,300     $71,746
                                 ==========       ========        ==========      ========     ==========     =======

       Sales generated in Canada are primarily to customers in the United States of America.

       In the fourth quarter of 1999, the Company closed the operations of its wholly-owned Mexican subsidiary, Universal Forest Products de Mexico. As a result of this action, a cumulative foreign currency translation adjustment totaling $1.0 million was written off and recorded as a loss in 1999.

P.     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

       The following table sets forth selected financial information for all of the quarters during the years ended December 25, 1999 and December 26, 1998 (in thousands, except per share data):

                                          First              Second                 Third                   Fourth
                               --------------------  --------------------  --------------------  --------------------
                                  1999       1998       1999       1998       1999       1998       1999       1998
                               ---------- ---------  ---------  ---------  ---------  ---------  ---------- ---------
     Net sales...............   $300,180   $238,197   $446,751   $388,677   $388,402   $341,071   $299,722  $270,962
     Gross profit............     41,217     24,492     55,738     46,315     47,142     42,879     38,374    35,527
     Net earnings............      5,361      3,577     12,748     11,123      9,557      8,498      3,782     3,221
     Diluted earnings
       per share.............       0.25       0.20       0.60       0.52       0.45       0.40       0.18      0.15

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

          Fiscal 1999                High       Low               Fiscal 1998             High       Low
          -----------                ----       ---               -----------             ----       ---
          Fourth Quarter.........    16.875     11.937            Fourth Quarter........  20.500     12.668
          Third Quarter..........    22.125     15.125            Third Quarter.........  18.750     14.125
          Second Quarter.........    21.562     18.000            Second Quarter........  18.500     15.500
          First Quarter..........    24.125     17.437            First Quarter.........  17.000     12.250

There were approximately 5,600 shareholders of record as of March 1, 2000.

In 1999, the Company paid dividends on its common stock of $.035 per share in June and $.040 per share in December. The Company intends to continue with its current dividend policy for the foreseeable future.