Form 10-K, Exhibit 13
period 2000-12-30
UNIVERSAL FOREST PRODUCTS INC
filed 2001-03-28
CIK 912767

                                                                      EXHIBIT 13

                               FINANCIAL SECTION

TABLE OF CONTENTS

                                                                PAGE
                                                                ----

Selected Financial Data.....................................        6

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     7-18

Independent Auditors' Report................................       19

Consolidated Balance Sheets as of December 30, 2000 and
  December 25, 1999.........................................       20

Consolidated Statements of Earnings for the Years Ended
  December 30, 2000, December 25, 1999, and December 26,
  1998......................................................       21

Consolidated Statements of Shareholders' Equity for the
  Years Ended December 30, 2000, December 25, 1999, and
  December 26, 1998.........................................       22

Consolidated Statements of Cash Flows for the Years Ended
  December 30, 2000, December 25, 1999, and December 26,
  1998......................................................    23-24

Notes to Consolidated Financial Statements..................    25-37

Price Range of Common Stock and Dividends...................       38

                            SELECTED FINANCIAL DATA

             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICS DATA.)

                                                    2000          1999          1998          1997         1996
                                                 ----------------------------------------------------------------
Consolidated Statement of Earnings Data
  Net sales..................................    $1,389,443    $1,435,055    $1,238,907    $1,066,300    $891,230
  Gross profit(1)............................       187,013       178,387       145,973        93,372      88,034
  Earnings before interest and taxes.........        62,030        63,634        52,540        30,287      34,051
  Earnings before interest, taxes,
    depreciation and amortization............        83,492        81,789        67,588        40,329      42,797
  Earnings before income taxes, minority
    interest and equity in earnings of
    investee.................................        50,375        51,537        43,034        25,982      29,803
  Net earnings...............................        30,438        31,448        26,419        16,957      17,832
  Diluted earnings per share.................    $    1.490    $    1.480    $    1.280    $    0.930    $  0.980
  Dividends per share........................    $    0.080    $    0.075    $    0.070    $    0.065    $  0.060
  Weighted average shares outstanding with
    common stock equivalents.................        20,477        21,186        20,613        18,234      18,121

Consolidated Balance Sheet Data
  Working capital............................    $  120,321    $  124,324    $   99,559    $   89,783    $ 90,639
  Total assets...............................       485,320       468,638       419,795       229,383     198,866
  Long-term debt and capital lease
    obligations..............................       159,590       154,298       141,880        49,977      55,854
  Shareholders' equity.......................       235,769       214,562       191,583       115,898     100,815

Statistics
  Gross profit as a percentage of net
    sales(1).................................         13.5%         12.4%         11.8%          8.8%        9.9%
  Net earnings as a percentage of net
    sales....................................          2.2%          2.2%          2.1%          1.6%        2.0%
  Return on equity...........................         14.4%         16.6%         22.8%         16.8%       21.0%
  Current ratio..............................          2.50          2.36          2.21          2.32        3.30
  Debt to equity ratio.......................          0.68          0.72          0.74          0.43        0.55
  Book value per common share................    $    12.02    $    10.65    $     9.29    $     6.65    $   5.82

-------------------------
(1) In 2000, the Company reclassified customer rebates and royalties expense to include it in gross profit. Prior year amounts have been restated.

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

LUMBER MARKET VOLATILITY:

The Company experiences significant fluctuations in the cost of commodity lumber products from primary producers. A variety of factors over which the Company has no control, including government regulations, environmental regulations, weather conditions, economic conditions and natural disasters, impact the cost of lumber products and the Company's selling prices. While the Company attempts to minimize its risk from severe price fluctuations, substantial, prolonged trends in lumber prices can affect the Company's financial results. The Company anticipates that these fluctuations will continue in the future. Management utilizes the Random Lengths composite price (see "Fluctuations in Lumber Prices"), which is a weighted average of nine key framing lumber prices chosen from major producing areas and species, as a broad measure of price movement in the commodity lumber market ("Lumber Market").

COMPETITION:

The Company is subject to competitive selling and pricing pressures in its major markets. While the Company is generally aware of its existing competitors' capabilities, it is subject to entry in its markets by new competitors, which could negatively impact financial results.

MARKET GROWTH:

The Company's sales growth is dependent, in part, upon growth of the markets it serves. If the Company's markets do not achieve anticipated growth, or if the Company fails to maintain its market share, financial results could be impaired. The manufactured housing industry is currently hampered by market conditions, including an oversupply of product and tightened credit policies, which have impacted the Company's ability to achieve short-term growth objectives. A continued downturn in this market could adversely affect the Company's operating results.

ECONOMIC TRENDS:

Management believes the Company's ability to achieve growth in sales and margins to the site-built construction market is somewhat dependent on housing starts. If housing starts decline significantly, the Company's financial results could be impacted.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

GOVERNMENT REGULATIONS:

The Company is subject to a variety of government regulations which create a financial burden on the Company. If additional laws and regulations are enacted in the future which restrict the ability of the Company to manufacture or market its products, including its treated lumber products, it could adversely affect the Company's sales and profits. If existing laws are interpreted differently, it could also increase the financial cost to the Company.

WEATHER CONDITIONS:

The majority of the Company's products are used in outdoor construction activities, therefore its short-term sales volume and profits can be negatively affected by adverse weather conditions. In addition, adverse weather conditions can negatively impact the Company's productivity and costs per unit.

SEASONALITY:

Some aspects of the Company's business are seasonal in nature and results of operations vary from quarter to quarter. The Company's treated lumber and outdoor specialty products, such as fencing, decking and lattice, experience the greatest seasonal effects. Sales of treated lumber, primarily consisting of Southern Yellow Pine ("SYP"), also experience the greatest Lumber Market risk. Treated lumber sales are generally at their highest levels between the months of April through August. This sales peak, combined with capacity constraints in the wood treatment process, requires the Company to build its inventory of treated lumber throughout the winter and spring. Since sales prices of treated lumber products may be indexed to the Lumber Market at the time they are shipped, the Company's profits can be negatively affected by prolonged declines in the Lumber Market during its primary selling season. To mitigate this risk, programs are maintained with certain vendors and customers that are intended to decrease the Company's exposure. These programs include those materials which are most susceptible to adverse changes in the Lumber Market. Vendor programs also allow the Company to carry a lower investment in inventories.

E-BUSINESS/E-COMMERCE:

While the Company has invested heavily in technology and established electronic business-to-business efficiencies with certain customers and vendors, the willingness of customers and vendors to modify existing distribution strategies poses a potential risk. The Company believes the nature of its products, together with the value-added services the Company provides, ensure that it has a secure position in the supply chain.

When analyzing this report to assess the future performance of the Company, please recognize the potential impact of the various risk factors set forth above.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

FLUCTUATIONS IN LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price for the years ended December 30, 2000, December 25, 1999 and December 26, 1998:

                                                                 RANDOM LENGTHS COMPOSITE
                                                                      AVERAGE $/MBF
                                                              ------------------------------
                                                               2000        1999        1998
                                                              ------------------------------
January...................................................    $  386      $ 370       $  360
February..................................................       385        386          375
March.....................................................       382        394          369
April.....................................................       359        393          369
May.......................................................       326        421          331
June......................................................       331        454          332
July......................................................       308        480          345
August....................................................       289        404          355
September.................................................       287        392          328
October...................................................       280        360          329
November..................................................       281        385          340
December..................................................       275        384          349
Annual average............................................    $  324      $ 402       $  349
Annual percentage change..................................     (19.4)%     15.2%       (16.3)%

In addition, a SYP composite price, prepared and used by the Company is presented below. Sales of products produced using this species comprise up to fifty percent of the Company's sales volume.

                                                                      SYP COMPOSITE
                                                                      AVERAGE $/MBF
                                                              ------------------------------
                                                               2000        1999        1998
                                                              ------------------------------
January...................................................    $  488      $ 471       $  499
February..................................................       490        497          525
March.....................................................       494        513          550
April.....................................................       483        496          536
May.......................................................       439        523          474
June......................................................       456        563          450
July......................................................       432        590          471
August....................................................       403        492          439
September.................................................       395        473          409
October...................................................       384        456          429
November..................................................       374        456          422
December..................................................       378        484          443
Annual average............................................    $  435      $ 501       $  471
Annual percentage change..................................     (13.2)%      6.4%       (11.3)%

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

BUSINESS COMBINATIONS

The Company completed the following business combinations in fiscal 1998 and 2000 (see Note B to the Financial Statements for further details). These business combinations were accounted for using the purchase method:

               COMPANY NAME                   ACQUISITION DATE                BUSINESS DESCRIPTION
-------------------------------------------------------------------------------------------------------------
Structural Lumber Products, Inc.
  ("SLP").................................    December 29, 1997    Three facilities in Texas. Manufacturer of
                                                                   engineered trusses and wall panels for
                                                                   residential construction.

Shoffner Industries, Inc. ("Shoffner")....    March 30, 1998       Fourteen facilities in seven states at the
                                                                   time of acquisition, with headquarters in
                                                                   Burlington, North Carolina. Manufacturer
                                                                   of engineered trusses for commercial and
                                                                   residential construction.

Atlantic General Packaging, Inc.("AGP")...    April 14, 1998       One facility in North Carolina.
                                                                   Manufacturer of specialty wood packaging
                                                                   and industrial products.

Advanced Component Systems, Inc.
  ("ACS").................................    April 20, 1998       One facility in Colorado at the time of
                                                                   acquisition. Manufacturer of engineered
                                                                   trusses and distributor of lumber packages
                                                                   for commercial and residential
                                                                   construction.

Industrial Lumber Company, Inc. ("ILC")...    June 4, 1998         One facility in California at the time of
                                                                   acquisition. Distributor of lumber
                                                                   components for packaging and industrial
                                                                   applications.

Nascor Incorporated ("Nascor")............    November 4, 1998     One facility in Calgary, Alberta, Canada.
  -- Purchased 59% ownership interest.                             Manufacturer of engineered trusses, pre-
                                                                   insulated wall panels and I-joists for
                                                                   commercial and residential construction.
                                                                   Licensor of certain I-joist technology.

Pinelli Universal S. de R.L. de C.V.
  ("Pinelli").............................    December 18, 1998    One facility in Durango, Durango, Mexico.
  -- Purchased 45% ownership interest.                             Manufacturer of mouldings and millwork
                                                                   products.

ECJW Holdings, Inc. ("TED")...............    April 17, 2000       Two subsidiaries located in London,
  -- Purchased 50% ownership interest.                             Ontario, Canada. Thorndale Roof Systems,
                                                                   Inc. manufactures engineered roof trusses
                                                                   and Edcor Floor Systems, Inc. is a
                                                                   licensed manufacturer of Open Joist
                                                                   2000(TM).

Gang-Nail Components, Inc.
  ("Gang-Nail")...........................    June 5, 2000         One facility in Fontana, California.
                                                                   Manufacturer of engineered roof trusses.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of the Company's Consolidated Statements of Earnings as a percentage of net sales.

                                                                                YEARS ENDED
                                                                --------------------------------------------
                                                                DECEMBER 30,    DECEMBER 25,    DECEMBER 26,
                                                                    2000            1999            1998
                                                                --------------------------------------------
Net sales...................................................       100.0%          100.0%          100.0%
Cost of goods sold..........................................        86.5            87.6            88.2
                                                                   -----           -----           -----
Gross profit................................................        13.5            12.4            11.8
Selling, general, and administrative expenses...............         9.0             8.0             7.6
                                                                   -----           -----           -----
Earnings from operations....................................         4.5             4.4             4.2
Interest, net...............................................         0.9             0.8             0.7
                                                                   -----           -----           -----
Earnings before income taxes, minority interest and equity
  in earnings of investee...................................         3.6             3.6             3.5
Income taxes................................................         1.4             1.4             1.4
                                                                   -----           -----           -----
Earnings before minority interest and equity in earnings of
  investee..................................................         2.2             2.2             2.1
Minority interest...........................................         0.0             0.0             0.0
Equity in earnings of investee..............................         0.0             0.0             0.0
                                                                   -----           -----           -----
Net earnings................................................         2.2%            2.2%            2.1%
                                                                   =====           =====           =====

NET SALES

The Company engineers, manufactures, treats and distributes lumber and other building products to the do-it-yourself ("DIY"), manufactured housing, wholesale lumber, industrial and conventional site-built construction markets. The Company's strategic sales objectives include:

- Diversifying the Company's end market sales mix by increasing its sales of specialty wood packaging to industrial users and engineered wood products to the site-built construction market. Engineered wood products include roof trusses, wall panels and floor systems.

- Increasing sales of "value-added" products. Value-added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY market; specialty wood packaging; and engineered wood products. A long-term goal of the Company is to achieve a ratio of value-added sales to total sales of at least 50%. Although the Company considers the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

This information is presented in the tables and narrative that follow.

The following table presents, for the periods indicated, the Company's net sales (in thousands) and percentage of total net sales by market classification.

                                                                           YEARS ENDED
                                             -----------------------------------------------------------------------
                                             DECEMBER 30,             DECEMBER 25,             DECEMBER 26,
          MARKET CLASSIFICATION                  2000          %          1999          %          1998          %
--------------------------------------------------------------------------------------------------------------------
DIY......................................     $  658,638      47.4     $  650,859      45.4     $  562,622      45.4
Manufactured Housing.....................        302,830      21.8        398,237      27.8        401,679      32.4
Site-Built Construction..................        246,667      17.8        212,479      14.8        127,550      10.3
Industrial...............................        108,795       7.8         95,468       6.6         76,817       6.2
Wholesale Lumber.........................         72,513       5.2         78,012       5.4         70,239       5.7
                                              ----------     -----     ----------     -----     ----------     -----
Total....................................     $1,389,443     100.0     $1,435,055     100.0     $1,238,907     100.0
                                              ==========     =====     ==========     =====     ==========     =====

The following table estimates, for the periods indicated, the Company's percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

                                                                             % CHANGE
                                                             -----------------------------------------
                                                             IN SALES    IN SELLING PRICES    IN UNITS
                                                             -----------------------------------------
2000 versus 1999.........................................       -3%             -6%              +3%
1999 versus 1998.........................................      +16%             +4%             +12%
1998 versus 1997.........................................      +16%             -8%             +24%

A decrease in overall selling prices in 2000 was attributable to the Lumber Market. The increase in unit sales was well below the Company's goal as substantial increases in unit sales to the DIY, industrial and site-built construction markets were offset partially by a decrease in unit sales to the manufactured housing market of approximately 17%.

The following table presents, for the periods indicated, the Company's percentage of value-added and commodity-based sales to total sales.

                                                                VALUE-ADDED    COMMODITY-BASED
                                                                ------------------------------
2000........................................................       44.2%            55.8%
1999........................................................       40.8%            59.2%
1998........................................................       41.7%            58.3%

The increase in the Company's ratio of value-added sales to total sales in 2000 compared to 1999 is primarily due to a 5% increase in value-added sales while commodity-based sales decreased 9%. Value-added sales increased primarily due to increased unit sales of engineered roof trusses, I-joists and Open Joist 2000(TM) products to the site-built construction market and fencing to the DIY market. These increases were offset partially by a decline in truss sales to the manufactured housing market.

Commodity-based sales decreased due to a decline in unit sales of structural lumber to the manufactured housing market and a decline in overall selling prices resulting from the Lumber Market.

DIY MARKET:

Do-It-Yourself Retailing estimated a 3.8% increase in total retail sales by home improvement retailers comparing 2000 with 1999. The magazine also estimated a compounded annual growth rate ("CAGR") from 1998 to 2000 of 6.8%, while the Company realized an 8.2% CAGR in sales to this market during the period. The Company has strong relationships with several national retail customers, the most significant of which is its long standing relationship with The Home Depot. The Company has developed these relationships due to its ability to provide quality products and a high level of service at competitive prices. As this market segment has continued to consolidate, certain national retail customers have captured additional market share and the Company has in turn increased its market share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Net sales to the DIY market increased in 2000 compared to 1999, primarily due to a 17% increase in sales to the Company's largest customer despite a decrease in overall selling prices caused by the deflated Lumber Market. This increase was partially offset by a decrease in sales to two customers due to a decline in their financial positions.

Net sales to the DIY market increased in 1999 compared to 1998, primarily due to an increase in unit sales of treated lumber combined with an overall increase in selling prices due to the level of the Lumber Market. The increase in treated lumber sales was primarily due to additional treating facilities which commenced operations during the first quarter of 1999. These sales increases were offset somewhat by a reduction in sales to three national customers. The decrease in sales to two of these customers was due to a decline in their financial positions, and the decrease in business with the third customer was due to competitive factors. Sales to the Company's largest customer increased 55.1% in 1999 compared to 1998.

MANUFACTURED HOUSING MARKET:

Net sales to the manufactured housing market decreased in 2000 compared to 1999 due to a decline in unit sales combined with a decline in selling prices due to the deflated Lumber Market. The Company's unit sales decreased as customers continue to struggle with an oversupply of finished homes at the retail level, tightened credit conditions and an increase in repossessions. The Manufactured Housing Institute, in its December 2000 "Manufacturing Report" estimated that the number of finished homes shipped to retailers declined 28.1% from 1999 to 2000. The industry expects this situation to likely continue well into the first quarter of 2002.

Net sales to the manufactured housing market decreased in 1999 compared to 1998, primarily due to a decrease in sales to the Company's two largest customers in this market. These customers had an oversupply of finished homes at the retail level in the last six months of 1999, and as a result, dramatically curtailed their production of new homes. The decrease in sales to these accounts was partially offset by increased sales to several accounts and an increase in overall selling prices due to the effect of the higher Lumber Market.

SITE-BUILT CONSTRUCTION MARKET:

Net sales to the site-built construction market increased in 2000 compared to 1999 primarily due to the acquisitions of TED and Gang-Nail during the year 2000 (see "Business Combinations").

Net sales to the site-built construction market increased in 1999 compared to 1998, due to the effect of operating businesses acquired in 1998 (see "Business Combinations") for a complete year in 1999. In addition, these businesses, which include Nascor, Shoffner, ACS and SLP, experienced an increase in same period sales due to a combination of strong housing markets, increased market share in their respective regions, and an increase in selling prices due to the effect of the higher Lumber Market.

INDUSTRIAL MARKET:

Net sales to the industrial market increased in 2000 compared to 1999 due to increased market share in several regions. This resulted from a continued focus on growth, combined with the effects of redirecting sales efforts and manufacturing capacity at certain plants as a result of the downturn in the manufactured housing market. The Company continues to pursue market share growth in this fragmented industry through an internal growth strategy. The Company has organized a national sales and marketing group, established a sales incentive program to motivate employees and continues to increase production capacity to take advantage of market opportunities.

Net sales to the industrial market increased in 1999 compared to 1998, primarily due to the acquisition of ILC and increased market share by several existing plants in the Company's Far West Region.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

WHOLESALE MARKET:

Net sales to the wholesale market decreased in 2000 compared to 1999 as a result of decreased selling prices due to the deflated Lumber Market. Although increasing sales to the wholesale market is not a strategic objective, the Company continues to supply its existing customers and take advantage of opportunities for profitable new business.

Net sales to the wholesale market increased in 1999 compared to 1998, due to increased unit sales combined with an increase in selling prices due to the effect of the higher Lumber Market.

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales increased in 2000 compared to 1999, primarily due to the following factors:

- An increase in the ratio of value-added product sales to total sales due to increased sales of engineered wood products to the site-built construction market, specialty packaging products to the industrial market and fencing products to the DIY market.

- An increase in gross margins on certain products due to the low level of the Lumber Market throughout 2000 compared to 1999. The selling prices of many products are indexed to the Lumber Market along with a fixed dollar "adder" to cover conversion costs and profits. Therefore, in periods when the Lumber Market is low, the fixed adder will result in higher gross margins.

- The above increases were offset by lower margins on sales to the manufactured housing market due to the effect of price competition and lower volumes on manufacturing efficiencies.

Gross profit as a percentage of net sales increased in 1999 compared to 1998, primarily due to the following factors:

- An increase in sales of engineered wood products.

- An increase in sales and improved gross margins on sales of specialty wood packaging and components to the industrial market.

- The above increases were offset partially by a decrease in sales of fencing and lattice products in certain regions of the country due to competitive factors.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") increased in 2000 compared to 1999, primarily due to the following:

- Expenses added through business acquisitions and other new operations in 2000.

- An increase in selling and administrative headcount to support the growth of the business and to pursue strategic initiatives.

SG&A increased in 1999 compared to 1998. This increase was primarily due to:

- Expenses added through business acquisitions and other new operations in 1999.

- An increase in selling and administrative headcount and travel costs to support the growth of the business and to pursue strategic initiatives, including the formation of its national Sales, Marketing, and Manufacturing Departments to execute strategic growth and profitability initiatives.

- A one-time charge to write-off a cumulative translation adjustment related to the permanent shutdown of a wholly-owned Mexican subsidiary.

- An increase in incentive compensation expenses tied to profitability and return on investment objectives.

- Increases in certain variable selling and marketing expenses tied to sales.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

INTEREST, NET

Net interest costs increased in 2000 compared to 1999, primarily due to higher average debt balances associated with share repurchases and acquisitions. Short-term borrowing rates on variable rate debt were also higher in 2000 compared to 1999.

Net interest costs increased in 1999 compared to 1998, due to higher average debt balances attributable to having acquisition related debt for a complete year in 1999 and increased working capital requirements in 1999. In addition, the Company recognized a higher borrowing rate on debt in 1999 compared to 1998 as a result of extending its maturities on acquisition related debt. Acquisitions were initially financed using one-year uncommitted credit lines in 1998.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to:

- Provisions for state and local income taxes.

- Permanent tax differences.

The Company recognized a lower tax rate in 2000 compared to 1999 due to lower estimated state and local income taxes.

The Company recognized a slightly higher effective tax rate in 1999 compared to 1998 due to an increase in state and local income taxes offset by a reduction in a valuation allowance related to a deferred tax asset of Nascor.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities increased in 2000 compared to 1999. This improvement is primarily due to:

- The impact of a lower Lumber Market on sales and working capital.

- A change in buying practices on certain products. At the end of 1999, the Company purchased certain inventory well in advance of the spring DIY selling season in order to meet expected demand.

- The positive cash flow effects mentioned above were offset partially by a reduction in accounts payable due to a change in the timing of cash disbursements at the end of 2000 versus 1999.

Due to the seasonality of its business and the effects of the Lumber Market, management believes the Company's cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of its working capital management. The Company's cash cycle increased to 45 days in 2000 from 42 days in 1999. This increase was primarily due to a longer inventory cycle resulting from the change in buying practices discussed above and a longer receivables cycle due to a greater percentage of sales to the site-built market. The increase in the inventory cycle was partially offset by a longer payment cycle with certain vendors.

Capital expenditures totaled $29.4 million in 2000 compared to $35.4 million in 1999. These expenditures consisted of several projects to improve efficiencies, expand manufacturing capacity at existing plants and costs to complete or acquire several new plants. On December 30, 2000, outstanding purchase commitments on capital projects totaled $3.3 million. The Company intends to satisfy these commitments utilizing its revolving credit facility.

The Company spent approximately $32.4 million in 2000 related to business acquisitions which are discussed earlier under the caption "Business Combinations." The Company funded the purchase price of these acquisitions using its revolving credit facility.

Cash flows used in financing activities increased primarily due to an increase in operating cash flow offset by amounts spent for business acquisitions.

On December 30, 2000, the Company had $10.3 million outstanding on its $175 million primary revolving credit facility and $9.6 million Canadian ($6.4 million U.S.) outstanding on its $20 million Canadian revolving credit facility. Financial

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
covenants on the Company's revolving credit facilities and senior unsecured notes include a minimum net worth requirement, a minimum interest coverage test and a maximum leverage ratio. The Company was in compliance with its requirements at December 30, 2000.

ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

The Company is self-insured for environmental impairment liability, and accrues for the estimated cost of monitoring or remediation activities. The Company owns and/or operates 21 wood preserving facilities throughout the United States that treat lumber products with a chemical preservative. In accordance with applicable federal, state and local environmental laws, ordinances and regulations, the Company may be potentially liable for costs and expenses related to the environmental condition of the Company's real property. The Company has established reserves for remediation activities at its North East, Maryland; Union City, Georgia; Stockertown, Pennsylvania; Elizabeth City, North Carolina; Auburndale, Florida; and Schertz, Texas facilities.

The Company has accrued, in other long-term liabilities, amounts totaling $2.3 million and $2.4 million on December 30, 2000 and December 25, 1999, respectively, for the activities described above. Management believes the potential future costs of known remediation efforts will not have a material adverse effect on its future financial position, results of operations or liquidity.

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

PERFORMANCE 2002

In 1997, the Company announced its goals for growth and diversification entitled Performance 2002. The goals called for the Company to double its sales by the fiscal year ending 2002 while maintaining or achieving a leadership position in the four markets that consume the vast majority of softwood fiber in the United States. The Company's ability to achieve these goals is dependent upon many factors, including an increase in the Lumber Market to historical levels and completion of key acquisitions. The Company's sales goals by market are as follows (in thousands):

                                                            TARGETED       ACTUAL      TARGETED
                                                            SALES IN      SALES IN      2-YEAR
                                                              2002          2000         CAGR
                                                           ------------------------------------
DIY....................................................    $1,000,000    $  658,638      23%
Manufactured Housing...................................       500,000       302,830      28%
Site-Built Construction................................       250,000       246,667       1%
Industrial and Other...................................       250,000       181,308      18%
                                                           ----------    ----------
Total..................................................    $2,000,000    $1,389,443      20%
                                                           ==========    ==========

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

DIY MARKET

Do-It-Yourself Retailing forecasted the following total retail sales for home improvement retailers for 2001 and 2002 (in billions), which result in a CAGR of 3% from 2000 sales of $165.8 billion. The Company has no means of ascertaining the accuracy of this industry-wide projection, and actual results could vary significantly.

2001........................................................    $171.0
2002........................................................    $175.0

The consolidation within the DIY industry continued in 2000 as top performers obtained additional market share. The Company feels it is in a position to continue to capitalize on these industry conditions as a result of its national presence, service capabilities that meet stringent customer requirements and diversified product offerings. The Company's goal is to continue to increase market share through acquisitions and internal growth, with a continued emphasis on value-added products.

MANUFACTURED HOUSING MARKET

Manufactured Home Merchandiser, in its January 2001 edition, forecasted a decrease of industry shipments to retailers of over 7% in 2001 due to an oversupply of finished homes at the retail level. The Company has no means of ascertaining the accuracy of this industry-wide projection, and actual results could vary significantly. As a result of the prolonged downturn in this market, the Company has redirected sales efforts and manufacturing capacity at certain plants to the industrial market.

Management believes the manufactured housing industry's oversupply of inventory will continue to negatively impact the Company's sales for the next four or five quarters. However, it also believes this situation is temporary and the industry will return to its moderate long-term growth as manufactured homes continue to be an attractive alternative to conventional homes as a result of their affordability and quality. Management believes the Company may also have an opportunity to increase its market share as a result of declining financial positions of certain competitors, which are solely dedicated to the manufactured housing market.

SITE-BUILT CONSTRUCTION MARKET

The Company entered this market primarily through acquisition and has continued its growth initiatives in this market by opening several new facilities and by continuing to acquire regional market leaders. As a result of these actions, the Company has become one of the largest manufacturers of engineered wood products in the United States while operating 34 facilities in 15 states and Canada. Management plans to continue to grow its market share by adding production capacity to existing facilities, opening new plants and continuing to pursue business acquisitions in order to enter key geographic markets and add new products and services.

The National Association of Home Builders published forecasted annual housing starts of 1,535,000 and 1,540,000 for 2001 and 2002, respectively. The 2001 forecast represents a 3.3% decrease from housing starts totaling 1,592,000 in 2000.

Despite a forecasted decrease in housing starts which were near peak levels, management believes the sale of engineered wood products will continue to grow. The Freedonia Group, in its Industry Study 979, forecasted a 7% CAGR in the sale of engineered wood components through the year 2002 because of the benefits these products provide builders over traditional carpentry methods employed on the job site. Some of these benefits include cost advantages through more efficient labor and better material utilization, faster home construction and improved product quality. In addition, this market is consolidating as large production-oriented builders continue to take more market share. Management believes the Company's geographic presence and national sales efforts will allow it to continue to increase market share.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

INDUSTRIAL MARKET

A key strategic objective of the Company is to increase its sales of wood packaging products to industrial users. The vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides the Company with significant growth opportunities.

The Company plans to continue to obtain market share through an internal growth strategy utilizing its current manufacturing capabilities while continuing to identify strategic acquisitions which meet its criteria. In addition, the Company is utilizing its available sales force and production capacity to grow its business in this market as a result of the temporary downturn in the manufactured housing market.

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

- The presently deflated Lumber Market is expected to continue for the majority of 2001. This may have a positive effect on gross margins as the selling prices of many products are indexed to the Lumber Market along with a fixed dollar "adder." In periods when the Lumber Market is low, the fixed adder will result in higher gross margins. Conversely, in periods when the Lumber Market is high, gross profit will remain the same, but gross margins may decline.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A costs have increased as a percentage of sales in recent years, in part, due to acquisitions of engineered wood product manufacturers which have extensive engineering and design costs, and costs associated with creating new national sales, marketing and manufacturing departments to execute key strategic initiatives. SG&A costs as a percentage of sales may continue to increase in the future as engineered wood products and specialty wood packaging become a greater percentage of the Company's total business. However, management strives to achieve economies of scale in other administrative departments as sales growth objectives are met. In addition, the Company's ratio of SG&A to sales is influenced by the level of the Lumber Market. In periods of a deflated Lumber Market, SG&A as a percentage of sales will increase as a result of the negative impact on sales dollars.

LIQUIDITY AND CAPITAL RESOURCES

Management expects to spend approximately $30 million on capital expenditures in 2001 and incur depreciation and amortization of approximately $24 million. Besides "maintenance" capital expenditures totaling approximately $15 million, the Company plans to spend an additional $15 million to expand the business and complete e-business initiatives. In addition, the Company plans to continue to execute its acquisition strategy in 2001, and will consider issuing long-term debt to finance a transaction.

The Company has no present intention to change its current, semi-annual dividend policy. The Company also has the ability to repurchase approximately 1.5 million shares of its common stock under a share repurchase program approved by the Board of Directors. While it is the Company's primary objective to invest in the profitable growth of the business, it may repurchase substantial shares of its common stock from time to time. In addition, the Company is obligated to pay amounts due on long-term debt totaling approximately $8.8 million in 2001.

The Company has a $175 million revolving credit facility and a $20 million Canadian revolving credit facility used to fund seasonal working capital requirements and growth. Management believes its peak seasonal working capital requirements will consume up to $75 million of this availability through June of 2001 and then decrease for the balance of the year in line with historical trends. The Company plans to finance its capital requirements by using these revolving credit facilities.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and December 25, 1999, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and December 25, 1999, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP


Grand Rapids, Michigan
January 29, 2001

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA.)

                                                                           DECEMBER 30,    DECEMBER 25,
                                                                 NOTE          2000            1999
                                                                ---------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................                 $  2,392        $  4,106
  Restricted cash equivalents...............................                    1,364
  Accounts receivable (net of allowance for doubtful
    accounts of $1,340 and $1,379)..........................                   64,386          70,012
  Inventories:
    Raw materials...........................................                   41,885          44,722
    Finished goods..........................................                   81,306          86,813
                                                                             --------        --------
                                                                              123,191         131,535
  Other current assets......................................                    2,236           1,354
  Prepaid income taxes......................................    K               1,394           3,416
  Deferred income taxes.....................................    K               5,396           5,083
                                                                             --------        --------
    TOTAL CURRENT ASSETS....................................                  200,359         215,506
OTHER ASSETS................................................    E, I           11,392          10,836
GOODWILL AND NON-COMPETE AGREEMENTS, NET....................    B             105,579          93,183
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements.....................................    D              35,934          28,320
  Buildings and improvements................................    D              93,821          78,926
  Machinery, equipment and office furniture.................    D             120,834         102,282
  Construction in progress..................................                    6,069          13,214
                                                                             --------        --------
                                                                              256,658         222,742
  Less accumulated depreciation and amortization............    D             (88,668)        (73,629)
                                                                             --------        --------
    PROPERTY, PLANT AND EQUIPMENT, NET......................                  167,990         149,113
                                                                             --------        --------
TOTAL ASSETS................................................                 $485,320        $468,638
                                                                             ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt...........................................    C            $  1,270        $  1,520
  Accounts payable..........................................                   35,589          46,621
  Accrued liabilities:
    Compensation and benefits...............................    J              29,423          32,491
    Other...................................................                    4,973           3,148
  Current portion of long-term debt and capital lease
    obligations.............................................    C, D            8,783           7,402
                                                                             --------        --------
    TOTAL CURRENT LIABILITIES...............................                   80,038          91,182
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current
  portion...................................................    C, D          150,807         146,896
DEFERRED INCOME TAXES.......................................    K               9,092           8,398
OTHER LIABILITIES...........................................    E, L            9,614           7,600
COMMITMENTS AND CONTINGENCIES...............................    L
                                                                             --------        --------
    TOTAL LIABILITIES.......................................                  249,551         254,076
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; shares authorized
    1,000,000; issued and outstanding, none
  Common stock, no par value; shares authorized 40,000,000;
    issued and outstanding, 19,719,114 and 20,212,385.......    F, G, H        19,719          20,212
  Additional paid-in capital................................    F, H           79,800          78,625
  Retained earnings.........................................    F             136,645         115,327
  Accumulated other comprehensive earnings..................                      860           1,033
                                                                             --------        --------
                                                                              237,024         215,197
  Officers' stock notes receivable..........................    H              (1,255)           (635)
                                                                             --------        --------
    TOTAL SHAREHOLDERS' EQUITY..............................                  235,769         214,562
                                                                             --------        --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................                 $485,320        $468,638
                                                                             ========        ========

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA.)

                                                                                   YEAR ENDED
                                                             -------------------------------------------------------
                                                                        DECEMBER 30,    DECEMBER 25,    DECEMBER 26,
                                                              NOTE          2000            1999            1998
                                                             -------------------------------------------------------
NET SALES................................................                $1,389,443      $1,435,055      $1,238,907
COST OF GOODS SOLD.......................................    D, J         1,202,430       1,256,668       1,092,934
                                                                         ----------      ----------      ----------
GROSS PROFIT.............................................                   187,013         178,387         145,973
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.............    D, I, J        124,391         115,589          93,824
                                                                         ----------      ----------      ----------
EARNINGS FROM OPERATIONS.................................                    62,622          62,798          52,149
INTEREST, NET:
  Interest expense.......................................    C               12,804          11,853           9,506
  Interest income........................................    H                 (557)           (592)           (391)
                                                                         ----------      ----------      ----------
                                                                             12,247          11,261           9,115
EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST AND
  EQUITY IN EARNINGS OF INVESTEE.........................                    50,375          51,537          43,034
INCOME TAXES.............................................    K               19,218          19,955          16,615
                                                                         ----------      ----------      ----------
EARNINGS BEFORE MINORITY INTEREST AND EQUITY IN EARNINGS
  OF INVESTEE............................................                    31,157          31,582          26,419
MINORITY INTEREST........................................                      (750)           (701)
EQUITY IN EARNINGS OF INVESTEE...........................                        31             567
                                                                         ----------      ----------      ----------
NET EARNINGS.............................................                $   30,438      $   31,448      $   26,419
                                                                         ==========      ==========      ==========

EARNINGS PER SHARE -- BASIC..............................                $     1.52      $     1.52      $     1.33
EARNINGS PER SHARE -- DILUTED............................                $     1.49      $     1.48      $     1.28

WEIGHTED AVERAGE SHARES OUTSTANDING......................                    20,086          20,637          19,917
WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK
  EQUIVALENTS............................................                    20,477          21,186          20,613

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA.)

                                                                             ACCUMULATED
                                                  ADDITIONAL                    OTHER         OFFICERS'
                                       COMMON      PAID-IN      RETAINED    COMPREHENSIVE    STOCK NOTES
                                        STOCK      CAPITAL      EARNINGS      EARNINGS       RECEIVABLE      TOTAL
                                       -----------------------------------------------------------------------------
Balance at December 27, 1997.......    $17,572     $29,855      $ 70,253       $  (882)        $  (900)     $115,898
  Comprehensive earnings:
    Net earnings...................                               26,419
    Foreign currency translation
      adjustment...................                                               (190)
    Total comprehensive earnings...                                                                           26,229
  Cash dividends -- $.070 per
    share..........................                               (1,451)                                     (1,451)
  Final settlement of CBC
    acquisition....................       (17)        (218)                                                     (235)
  Issuance of 3,154,866 shares.....     3,155       47,889                                                    51,044
  Payments received on officers'
    stock notes receivable.........                                                                 98            98
                                       -------     -------      --------       -------         -------      --------
Balance at December 26, 1998.......    $20,710     $77,526      $ 95,221       $(1,072)        $  (802)     $191,583
  Comprehensive earnings:
    Net earnings...................                               31,448
    Foreign currency translation
      adjustment...................                                              2,105
    Total comprehensive earnings...                                                                           33,553
  Cash dividends -- $.075 per
    share..........................                               (1,539)                                     (1,539)
  Issuance of 179,923 shares.......       180          802                                                       982
  Repurchase of 677,801 shares.....      (678)                    (9,803)                                    (10,481)
  Tax benefits from non-qualified
    stock options exercised........                    297                                                       297
  Payments received on officers'
    stock notes receivable.........                                                                167           167
                                       -------     -------      --------       -------         -------      --------
Balance at December 25, 1999.......    $20,212     $78,625      $115,327       $ 1,033         $  (635)     $214,562
  Comprehensive earnings:
    Net earnings...................                               30,438
    Foreign currency translation
      adjustment...................                                               (173)
    Total comprehensive earnings...                                                                           30,265
  Cash dividends -- $.080 per
    share..........................                               (1,605)                                     (1,605)
  Issuance of 81,764 shares........        82          430                                                       512
  Repurchase of 635,411 shares.....      (635)                    (7,515)                                     (8,150)
  Tax benefits from non-qualified
    stock options exercised........                      5                                                         5
  Issuance of officers' stock notes
    receivable.....................        60          740                                        (800)            0
  Payments received on officers'
    stock notes receivable.........                                                                180           180
                                       -------     -------      --------       -------         -------      --------
Balance at December 30, 2000.......    $19,719     $79,800      $136,645       $   860         $(1,255)     $235,769
                                       =======     =======      ========       =======         =======      ========

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                (IN THOUSANDS.)

                                                                                   YEAR ENDED
                                                              ----------------------------------------------------
                                                                      DECEMBER 30,    DECEMBER 25,    DECEMBER 26,
                                                              NOTE        2000            1999            1998
                                                              ----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings............................................              $ 30,438        $ 31,448       $  26,419
  Adjustments to reconcile net earnings to net cash from
    operating activities:
    Depreciation..........................................    D           17,659          14,885          12,584
    Amortization of non-compete agreements and goodwill...    B            3,803           3,270           2,464
    Deferred income taxes.................................    K              237            (774)          1,292
    Loss on sale of property, plant and equipment.........                   422             489             422
    Changes in:
      Accounts receivable.................................                14,134          (7,300)         (5,698)
      Inventories.........................................                13,001         (23,136)         20,093
      Accounts payable....................................               (12,099)          7,870          (1,504)
      Accrued liabilities and other.......................                  (590)          5,776          10,507
                                                                        --------        --------       ---------
         NET CASH FROM OPERATING ACTIVITIES...............                67,005          32,528          66,579

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment...............               (29,436)        (35,418)        (28,433)
  Acquisitions, net of cash received......................    B          (32,557)                        (98,167)
  Proceeds from sale of property, plant and equipment.....                 1,040           2,247           1,688
  Advances on notes receivable............................                  (500)           (139)         (3,200)
  Collection of notes receivable..........................    H              432           3,431             377
  Restricted cash equivalents.............................                (1,364)
  Purchases of other assets...............................                  (306)            (87)           (370)
                                                                        --------        --------       ---------
      NET CASH FROM INVESTING ACTIVITIES..................               (62,691)        (29,966)       (128,105)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) of notes payable and
    revolving credit facilities...........................    C            4,090          (5,056)         11,880
  Proceeds from issuance of long-term debt................    C            7,045          27,502          80,304
  Repayment of long-term debt, net........................    C           (7,888)        (10,744)        (31,952)
  Proceeds from issuance of common stock..................    F, G           480             942             508
  Dividends paid to shareholders..........................                (1,605)         (1,539)         (1,451)
  Repurchase of common stock..............................    F           (8,150)        (10,481)
                                                                        --------        --------       ---------
      NET CASH FROM FINANCING ACTIVITIES..................                (6,028)            624          59,289
                                                                        --------        --------       ---------

NET CHANGE IN CASH AND CASH EQUIVALENTS...................                (1,714)          3,186          (2,237)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..............                 4,106             920           3,157
                                                                        --------        --------       ---------
CASH AND CASH EQUIVALENTS, END OF YEAR....................              $  2,392        $  4,106       $     920
                                                                        ========        ========       =========

                                (IN THOUSANDS.)

                                                                                   YEAR ENDED
                                                              ----------------------------------------------------
                                                                      DECEMBER 30,    DECEMBER 25,    DECEMBER 26,
                                                              NOTE        2000            1999            1998
                                                              ----------------------------------------------------
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest..............................................    C         $ 12,721        $ 11,760       $   9,407
    Income taxes..........................................    K           17,369          20,746          14,815

NON-CASH INVESTING ACTIVITIES:
  Note payable issued in exchange for non-compete
    agreements............................................    B                                            2,462
  Note payable issued in business combination.............    B                                              857
  Property, plant and equipment acquired through capital
    leases................................................    D              220             255             181
  Fair market value of common stock issued in business
    combinations..........................................    B                                           50,509
  Officers' stock notes receivable........................    H              800

NON-CASH FINANCING ACTIVITIES:
  Inventory exchanged for a note receivable...............                                                 1,040
  Accounts receivable exchanged for a note receivable.....                   441

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

Universal Forest Products, Inc. (the "Company") engineers, manufactures, treats and distributes lumber products for the do-it-yourself, manufactured housing, industrial, wholesale and site-built construction markets. The Company's principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, I-joists and other building products.

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

FISCAL YEAR

The Company's fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2000, 1999 and 1998 relate to the fiscal years ended December 30, 2000, December 25, 1999 and December 26, 1998, respectively. Fiscal year 2000 was comprised of 53 weeks, and fiscal years 1999 and 1998 were comprised of 52 weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," the estimated fair values of financial instruments have been determined by the Company; significant differences in fair market values and recorded values are disclosed in Note C. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of December 30, 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

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

RESTRICTED CASH EQUIVALENTS

Unexpended proceeds from certain borrowings, that are restricted as to use, have been excluded from cash and cash equivalents.

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

Prior to January 1999, due to the hyper-inflationary state of the Mexican economy, the financial statements of the Mexican operations were translated at either current or historical exchange rates, as appropriate. These adjustments, along with gains or losses resulting from foreign currency transactions were not material in 1998, and are reflected in earnings from operations. Effective January 1999, Mexico was no longer considered a highly inflationary economy, and the Company began translating the financial statements of its Mexican operations using current rates of exchange.

INCOME TAXES

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Revenue is recognized at the time the product is shipped to the customer. The Company accrues for bad debt expense based on its history of accounts receivable write-offs to sales. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense amounted to approximately $1,531,000, $858,000 and $515,000, for 2000, 1999 and 1998, respectively.

EARNINGS PER COMMON SHARE

Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted in 1993, 1998, 1999 and 2000 (see Note G) utilizing the "treasury stock" method.

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

                                     2000                         1999                         1998
                          --------------------------   --------------------------   --------------------------
                          INCOME    SHARES     PER     INCOME    SHARES     PER     INCOME    SHARES     PER
                           (NUM-    (DENOM-   SHARE     (NUM-    (DENOM-   SHARE     (NUM-    (DENOM-   SHARE
                          ERATOR)   INATOR)   AMOUNT   ERATOR)   INATOR)   AMOUNT   ERATOR)   INATOR)   AMOUNT
                          ------------------------------------------------------------------------------------
Net Earnings............  $30,438                      $31,448                      $26,419

EPS -- Basic
Income available to
  common stockholders...   30,438   20,086    $1.52     31,448   20,637    $1.52     26,419   19,917    $1.33
                                              =====                        =====                        =====
Effect of Dilutive
  Securities
Options.................               391                          549                          696
                                    ------                       ------                       ------
EPS -- Diluted
Income available to
  common stockholders
  and assumed options
  exercised.............  $30,438   20,477    $1.49    $31,448   21,186    $1.48    $26,419   20,613    $1.28
                          =======   ======    =====    =======   ======    =====    =======   ======    =====

Options to purchase 633,160 shares of common stock at exercise prices ranging from $13.18 to $36.01 were outstanding at December 30, 2000, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

STOCK-BASED COMPENSATION

The Company has adopted SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") and as permitted by this Standard, continues to apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25 to its stock-based compensation (see Note G).

RECLASSIFICATIONS

Certain reclassifications have been made in the 1998 and 1999 consolidated financial statements to conform to the classifications used in 2000.

B. BUSINESS COMBINATIONS

Each of the following business combinations have been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired and liabilities assumed based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets and assumed liabilities was recorded as goodwill in each transaction. The Company has amortized goodwill on a straight-line basis over periods ranging from 20 to 40 years. Non-compete agreements are amortized on a straight-line basis over the term of the agreements. The results of operations of each acquisition is included in the Company's consolidated financial statements since the date it was acquired.

On December 29, 1997, a partnership of the Company acquired substantially all of the assets of Structural Lumber Products, Inc. ("SLP"), a manufacturer of engineered trusses and wall panels for residential builders. SLP operated plants in San Antonio, Austin and Dallas, Texas at the time of acquisition. The total purchase price of the transaction was $18.5 million. The excess of the purchase price over the estimated fair value of the acquired assets was $12.7 million.

On March 30, 1998, a subsidiary of the Company acquired all of the outstanding shares of Shoffner Industries, Inc. ("Shoffner") in exchange for $41.1 million in cash and 3 million shares of the Company's common stock. The excess of the purchase price over the estimated fair value of the acquired assets and liabilities assumed was $66.6 million. Shoffner is a manufacturer of engineered roof and floor trusses for commercial and residential builders with 14 facilities in 7 states at the time of acquisition.

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

On April 20, 1998, a subsidiary of the Company acquired substantially all of the assets and assumed certain liabilities of Advanced Component Systems, Inc. ("ACS"), a manufacturer of engineered trusses for commercial and residential builders. ACS operated one facility in Lafayette, Colorado at the time of acquisition. The total purchase price for the net assets of ACS was $27.0 million in cash. The excess of the purchase price over the estimated fair value of the acquired assets and liabilities assumed was $10.6 million.

On June 4, 1998, a subsidiary of the Company acquired substantially all of the assets of Industrial Lumber Company, Inc. ("ILC"), a distributor of low grade cut lumber for packaging. The total purchase price for the net assets of ILC consisted of $3.0 million in cash. The Company also exchanged notes payable totaling $2.2 million for non-compete agreements.

On November 4, 1998, a subsidiary of the Company acquired 59% of the outstanding shares of Nascor Incorporated ("Nascor"), a manufacturer of engineered trusses, pre-insulated wall panels and I-joists, and a licensor of certain I-joist technology. Nascor operates out of a single facility in Calgary, Alberta, Canada. The Company exchanged $2.8 million for 5,552,500 shares of Nascor's outstanding common stock. The excess of the purchase price over the estimated fair value of the acquired assets, assumed liabilities and minority interest was $1.4 million.

On December 18, 1998, a subsidiary of the Company acquired a 45% interest in Pino Exporta, renamed to Pinelli Universal S. de R.L. de C.V. ("Pinelli"), a manufacturer of mouldings and related products. Pinelli operates out of one facility in Durango, Durango, Mexico. The Company exchanged $3.0 million for its share of the outstanding common stock of Pinelli, and accounts for its investment utilizing the equity method of accounting. Goodwill totaling $0.6 million was recorded on the transaction. The Company retains an option to acquire an additional 5% interest for $1 million. The option expires after December 1, 2001. In conjunction with this investment, the Company advanced $3.2 million in cash to Pinelli in exchange for a note receivable. On December 30, 2000, approximately $2.0 million was outstanding on this note.

On April 17, 2000, a subsidiary of the Company acquired 50% of the stock of ECJW Holdings, Inc. and its two subsidiaries, Thorndale Roof Systems, Inc. and Edcor Floor Systems, Inc. (collectively "TED"). Thorndale Roof Systems, Inc. manufactures engineered roof trusses for residential and light commercial building applications. Edcor Floor Systems, Inc. is a licensed manufacturer of the patented Open Joist 2000(TM) web floor truss system. Located in London, Ontario,

Canada, both companies service Ontario, Eastern Michigan and Northern Ohio, including the major markets of Detroit and Toronto. The total purchase price for the stock of TED was approximately $3.2 million. The excess of the purchase price over the estimated fair value of the acquired assets, assumed liabilities and minority interest was $2.3 million.

On June 5, 2000, Universal Truss, Inc. ("UTI"), a wholly-owned subsidiary of the Company, acquired substantially all of the assets and assumed certain liabilities of Gang-Nail Components, Inc. ("Gang-Nail") of Fontana, California, a manufacturer of engineered roof trusses. The total purchase price for the net assets was approximately $29.4 million. The excess of the purchase price over the estimated fair value of the acquired assets and assumed liabilities was $13.4 million.

The following unaudited pro forma consolidated results of operations for the years ended December 30, 2000 and December 25, 1999 assumes the acquisitions of TED and Gang-Nail occurred as of the beginning of the periods presented (in thousands, except per share data).

                                                                   YEAR ENDED           YEAR ENDED
                                                                DECEMBER 30, 2000    DECEMBER 25, 1999
                                                                --------------------------------------
NET SALES...................................................       $1,408,474           $1,462,492
NET EARNINGS................................................       $   31,218           $   33,310

EARNINGS PER SHARE
  Basic.....................................................       $     1.55           $     1.61
  Diluted...................................................       $     1.52           $     1.57

WEIGHTED AVERAGE SHARES OUTSTANDING
  Basic.....................................................           20,086               20,637
  Diluted...................................................           20,477               21,186

The pro forma results above include certain adjustments to give effect to amortization of goodwill, interest expense, compensation of management, certain other adjustments and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been completed as of the beginning of the period presented, nor are they necessarily indicative of future operating results.

C. DEBT

Effective November 13, 1998, the Company completed a five-year, $175 million revolving credit facility which includes amounts reserved for letters of credit. Borrowings under the revolver are charged interest at a rate of 50 basis points over the applicable Eurodollar rate. The average rates on these borrowings in 2000 and 1999 were 7.1% and 5.9%, respectively. The average borrowing rate under short-term credit lines in 1998 was 5.6%. The amounts outstanding under the revolving credit facility are included in the long-term debt summary below.

On November 30, 2000, the Company completed a revolving credit facility totaling $20 million Canadian. The facility expires and is subject to renewal in January 2002. Borrowings under the revolver are charged interest at a rate ranging from 64 to 113 basis points over the bankers acceptance rate depending on the Company's leverage ratio at the end of each fiscal quarter. The amount outstanding under the facility is included in the long-term debt summary below.

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

Outstanding letters of credit extended on the Company's behalf aggregated $22.2 million on December 30, 2000, which includes approximately $13.9 million related to Industrial Development Revenue Bonds.

Long-term debt and capital lease obligations are summarized as follows on December 30, 2000 and December 25, 1999 (amounts in thousands):

                                                                  2000        1999
                                                                --------------------
Senior unsecured notes, $5,714,000 due annually commencing
  May 1998 through May 2004, interest due semi-annually at
  7.15%.....................................................    $ 22,857    $ 28,571
Series 1998-A Senior Notes Tranche C, due on December 21,
  2008, interest payable semi-annually at 6.98%.............      19,000      19,000
Series 1998-A Senior Notes Tranche B, due on December 21,
  2008, interest payable semi-annually at 6.98%.............      59,500      59,500
Series 1998-A Senior Notes Tranche A, due on December 21,
  2005, interest payable semi-annually at 6.69%.............      21,500      21,500
Revolving credit facility totaling $175 million due on
  November 13, 2003, interest due monthly at a floating
  rate (7.48% on December 30, 2000).........................      10,300      11,800
Revolving credit facility totaling $20 million Canadian, due on January 1, 2002, interest due monthly at a floating
  rate (6.48% on December 30, 2000).........................       6,433
Series 1998 Industrial Development Revenue Bonds, due on
  December 1, 2018, interest payable monthly at a floating
  rate (4.84% on December 30, 2000).........................       1,300       1,300
Series 1999 Industrial Development Revenue Bonds, due on
  July 1, 2029, interest payable monthly at a floating
  rate (4.79% on December 30, 2000).........................       2,400       2,400
Series 1999 Industrial Development Revenue Bonds, due on
  August 1, 2029, interest payable monthly at a floating
  rate (4.28% on December 30, 2000).........................       3,300       3,300
Series 2000 Industrial Development Revenue Bonds, due on
  March 1, 2025, interest payable monthly at a floating
  rate (4.81% on December 30, 2000).........................       1,800
Series 2000 Industrial Development Revenue Bonds, due on
  October 1, 2020, interest payable monthly at a floating
  rate (4.83% on December 30, 2000).........................       2,700
Series 2000 Industrial Development Revenue Bonds, due on
  November 1, 2020, interest payable monthly at a floating
  rate (5.12% on December 30, 2000).........................       2,400
Capital lease obligations, interest imputed at rates ranging
  from 7.25% to 8.00%.......................................       3,548       3,080
Notes payable under non-compete agreements, interest imputed
  at a rate of 7.0%.........................................         268       1,121
Other.......................................................       2,284       2,726
                                                                --------    --------
                                                                 159,590     154,298
Less current portion........................................       8,783       7,402
                                                                --------    --------
Long-term portion...........................................    $150,807    $146,896
                                                                ========    ========

The terms of the revolving credit facilities and senior unsecured note agreements (collectively the "agreements") require, in part, the Company to maintain a minimum net worth and comply with certain financial ratios. The agreements also restrict the amount of additional indebtedness the Company may incur and the amount of assets which may be sold.

On December 30, 2000, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2001........................................................    $  8,783
2002........................................................      15,102
2003........................................................      16,623
2004........................................................       6,060
2005........................................................      21,663
Thereafter..................................................      91,359
                                                                --------
                                                                $159,590
                                                                ========

On December 30, 2000, the estimated fair value of the Company's long-term debt, including the current portion, was $153,446,000, which was $6,144,000 less than the carrying value. The estimated fair value is based on rates anticipated to be available to the Company for debt with similar terms and maturities. The estimated fair value of notes payable included in current liabilities approximated the carrying value.

D. LEASES

Leased property included in the balance sheet on December 30, 2000 and December 25, 1999 is as follows (in thousands):

                                                                 2000      1999
                                                                ----------------
Land and improvements.......................................    $  295    $  295
Buildings and improvements..................................       481       481
Machinery and equipment.....................................     3,539     3,366
                                                                ------    ------
                                                                 4,315     4,142
Less accumulated amortization...............................      (797)     (600)
                                                                ------    ------
                                                                $3,518    $3,542
                                                                ======    ======

The Company leases certain real estate under operating lease agreements with original terms ranging from one to ten years. The Company is required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. The Company also leases motor vehicles and equipment under operating lease agreements, for periods of one to ten years. Future minimum payments under noncancellable leases on December 30, 2000 are as follows (in thousands):

                                                                CAPITAL    OPERATING
                                                                LEASES      LEASES       TOTAL
                                                                -------------------------------
2001........................................................    $  590      $ 6,296     $ 6,886
2002........................................................     2,975        5,241       8,216
2003........................................................       356        3,775       4,131
2004........................................................       229        2,761       2,990
2005........................................................                  1,766       1,766
Subsequent..................................................                  1,045       1,045
                                                                ------      -------     -------
Total minimum lease payments................................     4,150      $20,884     $25,034
                                                                            =======     =======
Less imputed interest.......................................      (602)
                                                                ------
Present value of minimum lease payments.....................    $3,548
                                                                ======

Rent expense was approximately $9,238,000, $6,939,000 and $5,766,000 in 2000,
1999 and 1998 respectively.

E. DEFERRED COMPENSATION

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

The Company also maintains a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to the Company's 401(k) plan, including the Company's stock. Investments in shares of the Company's stock are made on a "phantom stock" basis. Assets held by the Plan totaled approximately $1,928,000 and $1,665,000 on December 30, 2000 and December 25, 1999, respectively, and are included in "Other Assets." Related liabilities totaled

$3,039,000 and $2,406,000 on December 30, 2000 and December 25, 1999,
respectively, and are included in "Other Liabilities." The assets and related liabilities are recorded at fair market value.

F. COMMON STOCK

In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows management to gift shares of stock to eligible employees based on length of service. The Company gifted 400, 275 and 400 shares of stock under this Plan in 2000, 1999 and 1998, respectively, and recognized the market value of the shares at the date of issuance as an expense.

In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). The Stock Purchase Plan allows eligible employees to purchase shares of Company stock at a share price equal to 90% of fair market value on the purchase date. In 2000, 1999 and 1998, 19,664, 17,789 and 15,016 shares, respectively, were issued under this Plan for amounts totaling approximately $227,000, $301,000 and $208,000, respectively. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of Company stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of Company stock at the time of deferral, and is increased for dividends declared. The Company has accrued, in "Accrued Liabilities -- Other," approximately $247,000 and $204,000 on December 30, 2000 and December 25, 1999, respectively, for amounts incurred under this Plan.

In January 1997, the Company instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each Board Meeting attended up to a maximum of 400 shares per year. In 2000, 1999 and 1998, the Company issued 1,700, 1,800 and 1,500 shares, respectively, and recognized the market value of the shares on the date of issuance as an expense.

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

On April 28, 1999, the shareholders approved the Long Term Stock Incentive Plan to succeed the Company's 1997 Long Term Stock Incentive Plan. The Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The Plan provides for the granting of incentive stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the Plan is ten years. In 2000 and 1999, the Company granted incentive stock options for 505,934 and 25,000 shares, respectively.

On October 21, 1998, the Board of Directors approved a share repurchase program, which succeeded a previous program, allowing the Company to repurchase up to 1,800,000 shares of its common stock. On October 18, 2000, the Board of Directors authorized an additional 1,000,000 shares to be repurchased under the program. In 2000 and 1999, the Company repurchased 635,411 and 677,801 shares, respectively, under these programs.

On December 30, 2000, a total of 2,909,402 shares are reserved for issuance under the plans mentioned above and under Note G below.

G. STOCK OPTIONS AND STOCK-BASED COMPENSATION

Stock options issued under the Long Term Stock Incentive Plan are granted to employees and officers at exercise prices which equaled or exceeded the market value of the stock on the date of grant. The options are exercisable from three to fifteen years from the date of grant and the recipients must be employed by the Company at the date of exercise.

As permitted under SFAS 123, the Company continues to apply the provisions of APB Opinion No. 25 which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted in 2000, 1999 and 1998 been determined under the fair value based method defined in SFAS 123, the Company's net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                                 2000       1999       1998
                                                                -----------------------------
Net Earnings:
  As Reported...............................................    $30,438    $31,448    $26,419
  Pro Forma.................................................    $29,790    $30,897    $26,098

EPS -- Basic:
  As Reported...............................................    $  1.52    $  1.52    $  1.33
  Pro Forma.................................................    $  1.48    $  1.50    $  1.31

EPS -- Diluted:
  As Reported...............................................    $  1.49    $  1.48    $  1.28
  Pro Forma.................................................    $  1.45    $  1.46    $  1.27

Options to purchase 40,000, 80,000 and 285,000 shares with a weighted average exercise price of $21.56, $29.25 and $21.77 per share were granted in 2000, 1999 and 1998, respectively, at exercise prices which exceeded the market prices on the date of grant.

Because the fair value based method of accounting has not been applied to options granted prior to fiscal year 1996, the resulting pro forma compensation cost may not be indicative of future amounts.

The fair value of each option granted in 2000, 1999 and 1998 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                                                                  2000         1999         1998
                                                                -----------------------------------
Risk Free Interest Rate.....................................         6.2%         6.2%         6.2%
Expected Life...............................................    6.1 years    9.0 years    8.0 years
Expected Volatility.........................................       27.09%       27.75%       28.35%
Expected Dividend Yield.....................................        0.40%        0.40%        0.41%

On June 1, 1993, shareholders approved the Incentive Stock Option Plan (the "Plan") for officers of the Company. Options for the purchase of all 1,200,000 shares of the Company's common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by the Company at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2001 through 2008.

Stock option activity since the end of 1997 is summarized as follows:

                                                                   SHARES OF          WEIGHTED
                                                                 COMMON STOCK         AVERAGE
                                                                ATTRIBUTABLE TO    EXERCISE PRICE
                                                                    OPTIONS          OF OPTIONS
                                                                ---------------------------------
Outstanding on December 27, 1997............................       1,037,500           $ 4.95
Granted.....................................................         471,002           $18.60
Exercised...................................................         (80,000)          $ 3.75
Forfeited...................................................         (45,964)          $ 7.20
                                                                   ---------
Outstanding on December 26, 1998............................       1,382,538           $ 9.59
Granted.....................................................         256,161           $22.74
Exercised...................................................        (160,000)          $ 4.00
Forfeited...................................................        (161,184)          $10.97
                                                                   ---------
Outstanding on December 25, 1999............................       1,317,515           $12.66
Granted.....................................................         505,934           $13.22
Exercised...................................................         (60,000)          $ 4.25
Forfeited...................................................        (101,911)          $15.96
                                                                   ---------
Outstanding on December 30, 2000............................       1,661,538           $12.95
                                                                   =========

The following table summarizes information concerning options on December 30, 2000 (there are no options exercisable on December 30, 2000):

                                                                               WEIGHTED-AVERAGE
              RANGE OF EXERCISE PRICES                                            REMAINING
              ------------------------                   NUMBER OUTSTANDING    CONTRACTUAL LIFE
                                                         --------------------------------------
$4.25 -- $10.00......................................          592,500               3.64
$10.01 -- $25.00.....................................          959,038               5.34
$25.00 -- $36.01.....................................          110,000              11.27
                                                             ---------
                                                             1,661,538
                                                             =========

H. OFFICERS' STOCK NOTES RECEIVABLE

Officers' stock notes receivable represent notes obtained by the Company from certain officers for the purchase of the Company's common stock. On April 21, 2000, the Company sold 60,376 shares of common stock to eight officers in exchange for additional notes receivable totaling almost $800,000. Interest on all of the outstanding notes ranges from fixed rates of seven to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). On December 30, 2000, payments on the notes are due as follows (in thousands):

2001........................................................    $   98
2002........................................................        32
2003........................................................        87
2004........................................................        56
2005........................................................        61
Thereafter..................................................       921
                                                                ------
                                                                $1,255
                                                                ======

I. LIFE INSURANCE

In September 1995, the Company acquired a second-to-die life insurance policy on its Chairman of the Board and his spouse, the Company's largest shareholders. The death benefit on the policy totals $8,700,000 and the Company is the beneficiary. The Company also maintains an officer's life insurance policy on the Chairman with a death benefit of $1,300,000. The cash surrender value on these policies on December 30, 2000 and December 25, 1999 is included in "Other Assets."

J. RETIREMENT PLANS

The Company has a profit sharing and 401(k) plan for the benefit of substantially all of its employees excluding the employees of certain subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. The Company contributed approximately $546,000, $1,548,000 and $1,462,000 in 2000, 1999 and 1998, respectively. In addition, the Company matched 50% of employee contributions in 2000, and 25% in 1999 and 1998, on a discretionary basis, totaling $1,706,000, $717,000 and $597,000 in 2000, 1999 and 1998, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $10,500.

In addition, a wholly-owned subsidiary acquired in 1998 has a 401(k) plan for the benefit of substantially all of its employees. This subsidiary matched 50% of employee contributions, on a discretionary basis, totaling $509,000, $522,000 and $328,000 in 2000, 1999 and 1998, respectively.

K. INCOME TAXES

Income tax provisions for the years ended December 30, 2000, December 25, 1999, and December 26, 1998 are summarized as follows (in thousands):

                                                                 2000       1999       1998
                                                                -----------------------------
Currently payable:
  Federal...................................................    $16,688    $18,049    $13,049
  State and local...........................................      1,781      2,455      1,659
  Foreign...................................................        505        225        615
                                                                -------    -------    -------
                                                                 18,974     20,729     15,323
Net Deferred:
  Federal...................................................       (263)       301      1,048
  State and local...........................................       (189)       115        244
  Foreign...................................................        696     (1,190)
                                                                -------    -------    -------
                                                                    244       (774)     1,292
                                                                -------    -------    -------
                                                                $19,218    $19,955    $16,615
                                                                =======    =======    =======

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                                2000      1999      1998
                                                                ------------------------
Statutory federal income tax rate...........................    35.0%     35.0%     35.0%
State and local taxes (net of federal benefits).............     2.1       3.2       2.9
Foreign subsidiary adjustments..............................              (1.6)
Goodwill....................................................     1.2       1.1       1.0
Other.......................................................    (0.2)      1.0      (0.3)
                                                                ----      ----      ----
Effective income tax rate...................................    38.1%     38.7%     38.6%
                                                                ====      ====      ====

The Company has no present intention of remitting undistributed earnings of certain foreign subsidiaries aggregating $5,870,000 on December 30, 2000 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $846,000 would have been required.

Temporary differences which give rise to deferred tax assets and (liabilities) on December 30, 2000 and December 25, 1999 are as follows (in thousands):

                                                                  2000          1999
                                                                ----------------------
Employee benefits...........................................    $  3,554      $  2,906
Foreign subsidiary net operating loss.......................         548         2,188
Depreciation................................................     (11,117)      (11,126)
Inventory...................................................         389           401
Accrued expenses............................................       2,814         2,774
All other...................................................         116           350
                                                                --------      --------
                                                                $ (3,696)     $ (2,507)
Valuation allowance.........................................                      (808)
                                                                --------      --------
                                                                $ (3,696)     $ (3,315)
                                                                ========      ========

L. COMMITMENTS AND CONTINGENCIES

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

The Company has accrued, in "Other Liabilities," amounts totaling approximately $2.3 million and $2.4 million on December 30, 2000 and December 25, 1999, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The accrued costs include operating ground water reclamation wells, estimated costs of chemical treatments and consultant fees.

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

On December 30, 2000, the Company had outstanding purchase commitments on capital projects totaling $3.3 million.

M. DERIVATIVE AND HEDGING ACTIVITIES

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective date of FASB Statement No. 133. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133. Based on the revised effective date, the Company intends to adopt SFAS 133, as amended, effective December 31, 2000 (the first day of its fiscal year ending December 29, 2001). Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position or results of operations of the Company because the Company does not have significant derivative activity.

N. SEGMENT REPORTING

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

In 2000, 1999 and 1998, 32%, 26% and 20% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

                                            2000                      1999                      1998
                                   -----------------------   -----------------------   -----------------------
                                                LONG-LIVED                LONG-LIVED                LONG-LIVED
                                   NET SALES      ASSETS     NET SALES      ASSETS     NET SALES      ASSETS
                                   ---------------------------------------------------------------------------
United States....................  $1,350,076    $262,604    $1,394,454    $237,366    $1,205,178    $223,772
Canada...........................      39,367      18,441        39,756      11,461        33,080      10,968
Mexico...........................                   3,916           845       4,305           649       3,478
                                   ----------    --------    ----------    --------    ----------    --------
Total............................  $1,389,443    $284,961    $1,435,055    $253,132    $1,238,907    $238,218
                                   ==========    ========    ==========    ========    ==========    ========

Sales generated in Canada are primarily to customers in the United States of America.

In the fourth quarter of 1999, the Company closed the operations of its wholly-owned Mexican subsidiary, Universal Forest Products de Mexico. As a result of this action, a cumulative foreign currency translation adjustment totaling $1.0 million was written off and recorded as a loss in 1999.

O. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters during the years ended December 30, 2000 and December 25, 1999 (in thousands, except per share data):

                                FIRST                   SECOND                  THIRD                   FOURTH
                         --------------------    --------------------    --------------------    --------------------
                           2000        1999        2000        1999        2000        1999        2000        1999
                         --------------------------------------------------------------------------------------------
Net sales............    $304,072    $300,180    $431,578    $446,751    $371,030    $388,402    $282,763    $299,722
Gross profit.........      40,411      39,757      57,298      54,060      48,927      46,083      40,377      38,487
Net earnings.........       6,081       5,361      12,917      12,748       8,148       9,557       3,292       3,782
Diluted earnings per
  share..............        0.30        0.25        0.63        0.60        0.40        0.45        0.16        0.18

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The Company's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

           FISCAL 2000
           -----------                HIGH      LOW
                                     ----------------
Fourth Quarter...................    14.000    10.750
Third Quarter....................    16.125    11.500
Second Quarter...................    14.000    11.000
First Quarter....................    14.875    10.625

           FISCAL 1999
           -----------                HIGH      LOW
                                     ----------------
Fourth Quarter...................    16.875    11.937
Third Quarter....................    22.125    15.125
Second Quarter...................    21.562    18.000
First Quarter....................    24.125    17.437

There were approximately 5,500 shareholders of record as of March 1, 2001.

In 2000, the Company paid dividends on its common stock of $.040 per share in June and $.040 per share in December. In 1999, the Company paid dividends on its common stock of $.035 per share in June and $.040 per share in December. The Company intends to continue with its current dividend policy for the foreseeable future.

                        DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

PETER F. SECCHIA
Chairman of the Board
Universal Forest Products, Inc.

WILLIAM G. CURRIE
Vice Chairman of the Board and
Chief Executive Officer
Universal Forest Products, Inc.

JOHN C. CANEPA
Consulting Principal
Crowe Chizek and Company, LLP

JOHN W. GARSIDE
Chairman
Woodruff Coal Company

PHILIP M. NOVELL
Consultant
Compass Group

LOUIS A. SMITH
President
Smith and Johnson, Attorneys, P.C.

CAROLL M. SHOFFNER
Chairman
Shoffner Industries, LLC

OPERATIONS OFFICERS

ROBERT K. HILL
President
Universal Forest Products, Inc.
Western Division, Inc.

GARY A. WRIGHT
Executive Vice President
Site-Built
Universal Forest Products, Inc.
Eastern Division, Inc.

ROBERT D. COLEMAN
Executive Vice President
Manufacturing
Universal Forest Products, Inc.

PHILIP E. ROGERS
Executive Vice President
Sales and Marketing
Universal Forest Products, Inc.

C. SCOTT GREENE
President
Universal Forest Products, Inc.
Eastern Division, Inc.

JEFF A. HIGGS
Executive Vice President
Site-Built
Universal Forest Products, Inc.
Western Division, Inc.

EXECUTIVE COMMITTEE

PETER F. SECCHIA
Chairman of the Board

WILLIAM G. CURRIE
Vice Chairman of the Board and
Chief Executive Officer

MICHAEL B. GLENN
President and Chief Operating Officer

MICHAEL R. COLE
Chief Financial Officer and Treasurer

MATTHEW J. MISSAD
Executive Vice President and Secretary

                            SHAREHOLDER INFORMATION

NOTICE OF ANNUAL MEETING
The annual meeting of Universal Forest Products(R), Inc. will be held at 8:00 a.m. on April 18, 2001, at the Amway Grand Plaza Hotel, Pearl and Monroe, Grand Rapids, Michigan.

SHAREHOLDER INFORMATION
Shares of the Company's stock are traded under the symbol UFPI on the NASDAQ Stock Market. The Company's 10-K report filed with the Securities and Exchange Commission will be provided free of charge to any shareholder upon written request. For more information, contact:
Investor Relations Department
Universal Forest Products(R), Inc.
2801 East Beltline, NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Web: www.ufpi.com

SECURITIES COUNSEL
Varnum, Riddering,
Schmidt & Howlett
Grand Rapids, Michigan

INDEPENDENT ACCOUNTANTS
Deloitte & Touche LLP
Grand Rapids, Michigan

TRANSFER AGENT/ SHAREHOLDER'S INQUIRIES
American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:
American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005
Telephone: (718) 921-8210

UNIVERSAL FOREST PRODUCTS(R), INC. CORPORATE HEADQUARTERS
2801 East Beltline, NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 361-7534

UNIVERSAL FOREST PRODUCTS(R), INC. AND ITS AFFILIATES
Facility Locations
Arlington, TX
Auburndale, FL
Belchertown, MA
Bend, OR (2)
Blanchester, OH
Bunn, NC
Burlington, NC
Calgary, Alberta, Canada
Chandler, AZ
Chesapeake, VA
Conway, SC
Dallas, NC
Denver, CO
Durango, Durango, Mexico
Eastaboga, AL
Eatonton, GA
Elizabeth City, NC
Elkhart, IN
Emlenton, PA
Englewood, CO
Fishersville, VA
Fontana, CA
Georgetown, DE
Gordon, PA
Grandview, TX (2)
Granger, IN
Hamilton, OH
Harrisonville, MO
Hohenwald, TN (2)
Hope, AR
Janesville, WI
Jefferson, GA
Kyle, TX
LaColle, Quebec, Canada
Lafayette, CO (2)
Liberty, NC
Lodi, OH (2)
London, Ontario, Canada
Moultrie, GA
New Waverly, TX
New Windsor, MD
Ooltewah, TN
Parker, PA
Pearisburg, VA
Ranson, WV
Riverside, CA
Rockwood, TN
Saginaw, TX
Salisbury, NC
San Antonio, TX
Sanford, NC
Santee, SC
Schertz, TX
Silsbee, TX
Stockertown, PA
Stockton, CA
Union City, GA
Warrens, WI
Warrenton, NC
Windsor, CO
Westville, IN
Woodburn, OR (2)