Form 10-K405, Exhibit 13
period 2001-12-29
UNIVERSAL FOREST PRODUCTS INC
filed 2002-03-27
CIK 912767

                                                                      EXHIBIT 13

                             Financial Information

                               Table of Contents

Selected Financial Data.............................................6

Management's Discussion and Analysis of Financial
Condition and Results of Operations..............................7-18

Report of Independent Public Accountants and
Independent Auditors' Report....................................19-20

Consolidated Balance Sheets as of December 29, 2001
and December 30, 2000..............................................21

Consolidated Statements of Earnings for the Years
Ended December 29, 2001, December 30, 2000, and
December 25, 1999..................................................22

Consolidated Statements of Shareholders' Equity for
the Years Ended December 29, 2001, December 30, 2000,
and December 25, 1999..............................................23

Consolidated Statements of Cash Flows for the Years
Ended December 29, 2001, December 30, 2000, and
December 25, 1999...............................................24-25

Notes to Consolidated Financial Statements......................26-40

Price Range of Common Stock and Dividends..........................41

                            Selected Financial Data

             (In thousands, except per share and statistics data.)

                                              2001         2000         1999         1998         1997
                                           --------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS DATA
Net sales(1).............................  $1,530,353   $1,387,130   $1,432,601   $1,236,711   $1,064,194
Gross profit.............................     211,479      187,013      178,387      145,973       93,372
Earnings before income taxes, minority
  interest and equity in earnings of
  investee...............................      54,300       50,375       51,537       43,034       25,982
Net earnings.............................      33,142       30,438       31,448       26,419       16,957
Diluted earnings per share...............  $     1.63   $     1.49   $     1.48   $     1.28   $     0.93
Dividends per share......................  $    0.085   $    0.080   $    0.075   $    0.070   $    0.065
Weighted average shares outstanding with
  common stock equivalents...............      20,377       20,477       21,186       20,613       18,234
CONSOLIDATED BALANCE SHEET DATA
Working capital..........................  $  124,071   $  120,321   $  124,324   $   99,559   $   89,783
Total assets.............................     551,209      485,320      468,638      419,795      229,383
Long-term debt and capital lease
  obligations............................     210,785      159,590      154,298      141,880       49,977
Shareholders' equity.....................     230,862      235,769      214,562      191,583      115,898
STATISTICS
Gross profit as a percentage of net
  sales(1)...............................        13.8%        13.5%        12.4%        11.8%         8.8%
Net earnings as a percentage of net
  sales..................................         2.2%         2.2%         2.2%         2.1%         1.6%
Return on beginning equity...............        14.1%        14.4%        16.6%        22.8%        16.8%
Current ratio............................        2.10         2.50         2.36         2.21         2.32
Debt to equity ratio.....................        0.92         0.68         0.72         0.74         0.43
Book value per common share..............  $    11.73   $    12.02   $    10.65   $     9.29   $     6.65

-------------------------
(1) In 2001, we reclassified customer rebate expense from cost of goods sold to include it in net sales. Prior year amounts have been reclassified.

                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Risk Factors

Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs and assumptions of management, together with information available to us when the statements were made. Future results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth below and certain economic and business factors which may be beyond our control. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

WE ARE SUBJECT TO FLUCTUATIONS IN THE PRICE OF LUMBER. We experience significant fluctuations in the cost of commodity lumber products from primary producers (the "Lumber Market"). A variety of factors over which we have no control, including government regulations, environmental regulations, weather conditions, economic conditions and natural disasters, impact the cost of lumber products and our selling prices. While we attempt to minimize our risk from severe price fluctuations, substantial, prolonged trends in lumber prices can negatively affect our sales volume, our gross margins and our profitability. We anticipate that these fluctuations will continue in the future.

OUR GROWTH MAY BE LIMITED BY THE MARKETS WE SERVE. Our sales growth is dependent, in part, upon the growth of the markets we serve. If our markets do not achieve anticipated growth, or if we fail to maintain our market share, financial results could be impaired.

The manufactured housing industry is currently hampered by market conditions, including an oversupply of product and tightened credit policies which have impacted our ability to achieve short-term performance objectives. Significant lenders who previously provided financing to consumers of these products and industry participants have either restricted credit or exited the market. A continued shortage of financing to this industry could adversely affect our operating results. Our ability to achieve growth in sales and margins to the site-built construction market is somewhat dependent on housing starts. If housing starts decline significantly, our financial results could be negatively impacted.

We are witnessing consolidation by our customers. These consolidations will result in a larger portion of our sales being made to some customers and may limit the customer base we are able to serve.

OUR GROWTH MAY BE LIMITED BY OUR ABILITY TO MAKE SUCCESSFUL ACQUISITIONS. A key component of our growth strategy is to complete business combinations. Business combinations involve inherent risks, including assimilation and successfully managing growth. While we conduct extensive due diligence and have taken steps to ensure successful assimilation, factors beyond our control could influence the results of these acquisitions. Also, the repurchase of approximately $36 million of our stock from our largest shareholder may reduce the number and scope of our acquisitions in 2002.

WE MAY BE ADVERSELY AFFECTED BY THE IMPACT OF ENVIRONMENTAL AND SAFETY REGULATIONS. We are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. There can be no assurance that we are at all times in complete compliance with all of these requirements. We have made and will continue to make capital and other expenditures to comply with environmental regulations. If additional laws and regulations are enacted in the future, which restrict our ability to manufacture and market our products, including our treated lumber products, it could adversely affect our sales and profits. If existing laws are interpreted differently, it could also increase the financial costs to us. See additional discussion below under the caption "Environmental Considerations and Regulations."

SEASONALITY AND WEATHER CONDITIONS COULD ADVERSELY AFFECT US. Some aspects of our business are seasonal in nature and results of operations vary from quarter to quarter. Our treated lumber and outdoor specialty products, such as fencing, decking and lattice, experience the greatest seasonal effects. Sales of treated lumber, primarily consisting of Southern Yellow Pine ("SYP"), also experience the greatest Lumber Market risk (see Historical Lumber Prices). Treated lumber sales are generally at their highest levels between April and August.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

This sales peak, combined with capacity constraints in the wood treatment process, requires us to build our inventory of treated lumber throughout the winter and spring. This also has an impact on our receivables balances, which tend to be significantly higher at the end of the second and third quarters. Because sales prices of treated lumber products may be indexed to the Lumber Market at the time they are shipped, our profits can be negatively affected by prolonged declines in the Lumber Market during our primary selling season. To mitigate this risk, programs are maintained with certain vendors and customers that are intended to decrease our exposure. These programs include those materials which are most susceptible to adverse changes in the Lumber Market. Vendor programs also allow us to carry a lower investment in inventories.

The majority of our products are used or installed in outdoor construction activities; therefore, short-term sales volume, our gross margins, and our profits can be negatively affected by adverse weather conditions. In addition, adverse weather conditions can negatively impact our productivity and costs per unit.

WE MAY BE ADVERSELY AFFECTED IF OUR CUSTOMERS AND VENDORS ARE NOT WILLING TO MODIFY OUR EXISTING DISTRIBUTION STRATEGIES. While we have invested heavily in technology and established electronic business-to-business efficiencies with certain customers and vendors, the willingness of customers and vendors to modify existing distribution strategies poses a potential risk. We believe the nature of our products, together with our value-added services, ensures that we have a secure position in the supply chain.

When analyzing this report to assess our future performance, please recognize the potential impact of the various factors set forth above.

Historical Lumber Prices

The following table presents the Random Lengths framing lumber composite price for the years ended December 29, 2001, December 30, 2000 and December 25, 1999.

                                                                RANDOM LENGTHS COMPOSITE
                                                                     AVERAGE $/MBF
                                                              ----------------------------
                                                              2001        2000        1999
                                                              ----------------------------
January...................................................    $269       $  386       $370
February..................................................     285          385        386
March.....................................................     306          382        394
April.....................................................     331          359        393
May.......................................................     411          326        421
June......................................................     365          331        454
July......................................................     325          308        480
August....................................................     336          289        404
September.................................................     309          287        392
October...................................................     278          280        360
November..................................................     283          281        385
December..................................................     277          275        384
Annual average............................................    $315       $  324       $402
Annual percentage change..................................    (2.8%)      (19.4%)     15.2%

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

In addition, a SYP composite price, prepared and used by our managers, is presented below. Sales of products produced using this species comprise up to fifty percent of our sales volume.

                                                                      SYP COMPOSITE
                                                                      AVERAGE $/MBF
                                                               ---------------------------
                                                               2001       2000        1999
                                                               ---------------------------
January....................................................    $369       $ 488       $471
February...................................................     393         490        497
March......................................................     408         494        513
April......................................................     427         483        496
May........................................................     509         439        523
June.......................................................     496         456        563
July.......................................................     426         432        590
August.....................................................     419         403        492
September..................................................     406         395        473
October....................................................     365         384        456
November...................................................     371         374        456
December...................................................     371         378        484
Annual average.............................................    $413       $ 435       $501
Annual percentage change...................................    (5.1%)     (13.2%)      6.4%

Impact of the Lumber Market on Our Operating Results

We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution and services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.

Our gross margins are impacted by both (1) the relative level of the Lumber Market (i.e. whether prices are higher or lower from comparative periods), and
(2) the trend in the market price of lumber (i.e. whether the price of lumber is increasing or decreasing within a period or from period to period). Moreover, as explained below, our products are priced differently. Some of our products have fixed selling prices, while the selling prices of other products are indexed to the reported Lumber Market with a fixed dollar adder to cover conversion costs and profits. Consequently, the level and trends of the Lumber Market impact our products differently.

Below is a general description of the different ways in which our products are priced.

- Products with fixed selling prices. These products include value-added products such as decking and fencing sold to do-it-yourself/retail ("DIY/retail") customers, as well as trusses, wall panels and other components sold to the site-built construction market. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and eliminate or reduce any exposure to changes in the price of component lumber products, we attempt to lock in prices for these sales commitments with our suppliers. Also, the time periods and quantity limitations generally allow us to reprice our products for changes in lumber prices from our suppliers.

- Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products include treated lumber, remanufactured lumber and trusses sold to the manufactured housing industry. For these products, we estimate the customers' needs and carry anticipated levels of inventory. Because lumber costs are set in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices.

Changes in the trend of lumber prices have their greatest impact on those products that have significant inventory levels with low turnover rates. This particularly impacts treated lumber, which comprises over twenty five percent of our total sales. In other words, the longer the period of time that products remain in inventory,

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

the greater the exposure to changes in the price of lumber. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market and other similar products, due to the higher level of inventory turnover.

In addition to the impact of Lumber Market trends on gross margins, changes in the level of the market causes fluctuations in gross margins when comparing operating results from period to period. This is explained in the following example, which assumes the price of lumber has increased from period one to period two, with no changes in the trend within each period.

                                                                PERIOD 1    PERIOD 2
                                                                --------------------
Lumber cost.................................................      $300        $400
Conversion cost.............................................        50          50
= Product cost..............................................       350         450
Adder.......................................................        50          50
= Sell price................................................       400         500
Gross margin................................................      12.5%       10.0%

As is apparent from the preceding example, the level of lumber prices does not impact our overall profits, but does impact our margins. Gross margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low.

Business Combinations

We completed the following business combinations in fiscal 2001 and 2000 (see Note B to the Consolidated Financial Statements for further details). These business combinations were accounted for using the purchase method.

COMPANY NAME                                           ACQUISITION DATE     BUSINESS DESCRIPTION
----------------------------------------------------------------------------------------------------------------
P&R Truss Company, Inc. and P&R Truss-Sidney, Inc....
  (Collectively "P&R")                                 October 15, 2001     Facilities in Auburn, Chaffee,
                                                                            Hudson and Sidney, New York, which
                                                                            serve the site-built construction
                                                                            market.
Superior Truss Division of Banks Corporation
  ("Superior").......................................  June 1, 2001         One facility in Syracuse, Indiana
                                                                            and one in Minneota, Minnesota which
                                                                            serve the site-built construction
                                                                            market.
Sunbelt Wood Components ("Sunbelt")..................  April 3, 2001        Facilities in New London, North
                                                                            Carolina; Haleyville, Alabama;
                                                                            Ashburn, Georgia; and Glendale,
                                                                            Arizona which serve the manufactured
                                                                            housing industry.
D&R Framing Contractors ("D&R")......................  February 28, 2001    One facility in Englewood, Colorado.
  -- Purchased 50% of the assets                                            Framer serving the site-built
                                                                            construction market.
Gang-Nail Components, Inc. ("Gang-Nail").............  June 5, 2000         One facility in Fontana, California.
                                                                            Manufacturer of engineered roof
                                                                            trusses for site-built construction
                                                                            market.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

COMPANY NAME                                           ACQUISITION DATE     BUSINESS DESCRIPTION
----------------------------------------------------------------------------------------------------------------
ECJW Holdings, Inc. ("TED")
  -- Purchased 50% ownership interest................  April 17, 2000       Two subsidiaries located in London,
  -- Purchased remaining 50% interest................  March 5, 2001        Ontario, Canada. Thorndale Roof
                                                                            Systems, Inc. manufactures
                                                                            engineered roof trusses, and Edcor
                                                                            Floor Systems, Inc. is a licensed
                                                                            manufacturer of Open Joist 2000(TM).

Results of Operations

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

                                                                                YEARS ENDED
                                                                --------------------------------------------
                                                                DECEMBER 29,    DECEMBER 30,    DECEMBER 25,
                                                                    2001            2000            1999
                                                                --------------------------------------------
Net sales...................................................       100.0%          100.0%          100.0%
Cost of goods sold..........................................        86.2            86.5            87.6
                                                                   -----           -----           -----
Gross profit................................................        13.8            13.5            12.4
Selling, general, and administrative expenses...............         9.5             9.0             8.0
                                                                   -----           -----           -----
Earnings from operations....................................         4.3             4.5             4.4
Interest, net...............................................         0.8             0.9             0.8
                                                                   -----           -----           -----
Earnings before income taxes, minority interest and equity
  in earnings of investee...................................         3.5             3.6             3.6
Income taxes................................................         1.3             1.4             1.4
                                                                   -----           -----           -----
Earnings before minority interest and equity in earnings of
  investee..................................................         2.2             2.2             2.2
Minority interest...........................................         0.0             0.0             0.0
Equity in earnings of investee..............................         0.0             0.0             0.0
                                                                   -----           -----           -----
Net earnings................................................         2.2%            2.2%            2.2%
                                                                   =====           =====           =====

NET SALES

We engineer, manufacture, treat and distribute lumber and other building products to the DIY/retail, site-built construction, manufactured housing, industrial and wholesale lumber markets. Our strategic sales objectives include:

- Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users and engineered wood products to the site-built construction market. Engineered wood products include roof trusses, wall panels and floor systems.

- Increasing sales of "value-added" products. Value-added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging and engineered wood products. One of our goals is to achieve a ratio of value-added sales to total sales of at least 50%. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

- Maximizing profitable top-line sales growth while increasing DIY/retail market share.

- Maintaining manufactured housing market share.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

The following table presents, for the periods indicated, our net sales (in thousands) and percentage of total net sales by market classification.

                                                                         YEARS ENDED
                                           -----------------------------------------------------------------------
                                           DECEMBER 29,             DECEMBER 30,             DECEMBER 25,
         MARKET CLASSIFICATION                 2001          %          2000          %          1999          %
------------------------------------------------------------------------------------------------------------------
DIY/retail.............................     $  739,062      48.3     $  660,275      47.6     $  654,035      45.7
Site-Built Construction................        308,795      20.2        243,874      17.6        213,567      14.9
Manufactured Housing...................        280,520      18.3        291,563      21.0        393,911      27.5
Industrial.............................        125,917       8.2        119,417       8.6         94,612       6.6
Wholesale Lumber.......................         76,059       5.0         72,001       5.2         76,476       5.3
                                            ----------     -----     ----------     -----     ----------     -----
Total..................................     $1,530,353     100.0     $1,387,130     100.0     $1,432,601     100.0
                                            ==========     =====     ==========     =====     ==========     =====

-------------------------
Note: In the second quarter of 2001, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.

The following table estimates, for the periods indicated, our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

                                                                                % CHANGE
                                                                -----------------------------------------
                                                                IN SALES    IN SELLING PRICES    IN UNITS
                                                                -----------------------------------------
2001 versus 2000............................................      +10%             -3%             +13%
2000 versus 1999............................................       -3%             -6%              +3%
1999 versus 1998............................................      +16%             +4%             +12%

The increase in unit sales in 2001 was a result of significant increases in unit sales to the site-built construction, DIY/retail and industrial markets. Unit sales to the manufactured housing market remained relatively flat despite a 23.3% decline in industry shipments. The decrease in overall selling prices was attributable to the Lumber Market.

In 2000, the manufactured housing industry reported a 25.7% decline in shipments. A decrease in overall selling prices in 2000 was attributable to the Lumber Market. The increase in unit sales we experienced to the DIY/retail, industrial and site-built construction markets in 2000 was partially offset by a decrease in unit sales to the manufactured housing market of approximately 17%.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                                VALUE-ADDED    COMMODITY-BASED
                                                                ------------------------------
2001........................................................      48.4%            51.6%
2000........................................................      44.2%            55.8%
1999........................................................      40.8%            59.2%

The increase in our ratio of value-added sales to total sales in 2001 compared to 2000 is primarily due to a 21% increase in value-added sales while commodity-based sales remained relatively flat. Value-added sales increased primarily due to increased unit sales of engineered roof trusses, I-joists and Open Joist 2000(TM) products to the site-built construction market, truss sales to the manufactured housing market and fencing and decking to the DIY/retail market.

The increase in our ratio of value-added sales to total sales in 2000 compared to 1999 is primarily due to a 5% increase in value-added sales while commodity-based sales decreased 9%. Value-added sales increased primarily due to increased unit sales of engineered roof trusses, I-joists and Open Joist 2000(TM) products to the site-built construction market and fencing to the DIY market. These increases were offset partially by a decline in truss sales to the manufactured housing market.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

DIY/Retail:

We have developed strong relationships with national retail customers due to our ability to provide quality products and a high level of service at competitive prices. The most significant is our long standing relationship with The Home Depot, which comprised 32.8% of our total sales and 67.9% of our DIY/retail sales in 2001.

Net sales to the DIY/retail market increased 12% in 2001 compared to 2000, primarily due to growth in sales to The Home Depot. Our sales to The Home Depot increased 14% due to unit sales increases across several regions in all product lines.

Net sales to the DIY/retail market increased 2% in 2000 compared to 1999 was primarily due to a 17% increase in sales to The Home Depot despite a decrease in overall selling prices caused by a decline in the Lumber Market (see "Historical Lumber Prices"). In addition, this increase in unit sales was partially offset by a decrease in sales to two customers due to a decline in their financial positions.

Site-Built Construction:

Net sales to the site-built construction market increased 27% in 2001 compared to 2000 primarily due to several acquisitions we completed during 2001 (see "Business Combinations") combined with 11% growth out of our existing operations.

Net sales to the site-built construction market increased 15% in 2000 compared to 1999 primarily due to the acquisitions of TED and Gang-Nail during the year 2000 (see "Business Combinations").

Manufactured Housing:

Net sales to the manufactured housing market decreased 4% in 2001 compared to 2000 due to a decline in selling prices resulting from the Lumber Market. Our unit sales remained relatively flat despite a 23.3% decline in industry shipments. Since the fourth quarter of 1999, our customers have been struggling with an oversupply of finished homes at the retail level, tightened credit conditions and an increase in repossessions. The industry appears to have reached its low point for production in 2001.

Net sales to the manufactured housing market decreased in 2000 compared to 1999 due to a decline in both unit sales and selling prices due to the deflated Lumber Market. Our unit sales decreased as customers struggled with market conditions. The Manufactured Housing Institute, in its December 2000 "Manufacturing Report" estimated that the number of finished homes shipped to retailers declined 25.7% from 1999 to 2000.

Industrial:

Net sales to the industrial market increased 5% in 2001 compared to 2000. This resulted from re-directing sales efforts and manufacturing capacity at certain plants due to the downturn in the manufactured housing market and the continued efforts of our industrial sales personnel. We anticipated stronger growth in 2001, but the slowing economy had a significant impact on many of our customers, particularly those in the technology sector.

Net sales to the industrial market increased 25% in 2000 compared to 1999 due to increased market share in several regions. Additional sales personnel focused exclusively on industrial sales, combined with the effects of re-directing sales efforts and manufacturing capacity at certain plants as a result of the downturn in the manufactured housing market, caused this increase.

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales increased in 2001 compared to 2000. This increase was primarily due to an increase in our ratio of sales of higher margin, value-added products, particularly sales of engineered wood products to the site-built construction market, trusses to the manufactured housing market and fencing and

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

decking to the DIY/retail market. These positive effects were offset by margin pressure in the site built market as activity in several regions softened.

Gross profit as a percentage of net sales increased in 2000 compared to 1999, primarily due to the following factors.

- An increase in the ratio of value-added product sales to total sales due to increased sales of engineered wood products to the site-built construction market, specialty packaging products to the industrial market and fencing products to the DIY/retail market.

- An increase in gross margins on certain products due to the low level of the Lumber Market throughout 2000 compared to 1999. The selling prices of many of our products are indexed to the Lumber Market along with a fixed dollar adder to cover conversion costs and profits. Therefore, in periods when the Lumber Market is low, the fixed adder will result in higher gross margins. See "Impact of the Lumber Market on Our Operating Results."

- The above increases were offset by lower margins on sales to the manufactured housing market due to the effect of price competition and manufacturing inefficiencies resulting from lower volumes.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") as a percentage of sales increased to 9.5% in 2001 compared to 9.0% in 2000. This increase was primarily due to:

- An increase in compensation and related benefit costs from a higher headcount.

- An increase in consulting costs associated with certain projects.

- Losses on the sale or impairment of idle assets.

SG&A as a percentage of sales increased to 9.0% in 2000 compared to 8.0% in 1999, primarily due to an increase in selling and administrative headcount to support the growth of the business and to pursue strategic initiatives.

INTEREST, NET

Net interest costs were lower in 2001 compared to 2000. Although we had higher average debt levels due to acquisitions in 2001, this was offset by a substantial decrease in short-term borrowing rates on variable rate debt. The average interest rate on our primary revolving credit facility was 4.7% and 7.1% for 2001 and 2000, respectively.

Net interest costs increased in 2000 compared to 1999, primarily due to higher average debt balances associated with share repurchases and acquisitions. Short-term borrowing rates on variable rate debt were also higher in 2000 compared to 1999. The average interest rate on our primary revolving credit facility was 7.1% and 5.9% for 2000 and 1999, respectively.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.

Our effective tax rate declined to 36.1% in 2001 from 38.1% in 2000. This decline primarily resulted from a permanent tax difference associated with our 50% investment in D&R and receipt of a tax credit we did not anticipate.

Our tax rate declined to 38.1% in 2000 from 38.7% in 1999 due to lower estimated state and local income taxes.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources

Cash flows from operating activities increased in 2001 compared to 2000. This improvement was primarily due to:

- Increased earnings, depreciation and amortization.

- An increase in accrued liabilities due to increases in workers' compensation and medical reserves.

- An increase in accounts payable was offset by an increase in accounts receivable. These changes resulted primarily from the timing of disbursements and receipts at year end.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle decreased to 44 days in 2001 from 45 days in 2000. This decrease was primarily due to a 4 day decrease in our days supply of inventory resulting from better inventory management. This improvement was offset by an increase in our days sales outstanding due to increased sales to the site-built construction market, which has a longer receivables cycle.

Capital expenditures totaled $23 million in 2001. These expenditures consisted of several projects to improve efficiencies and expand manufacturing capacity at existing plants and $6 million in costs to acquire two new truss plants. On December 29, 2001, outstanding purchase commitments on capital projects totaled $1.7 million. We intend to satisfy these commitments utilizing our primary revolving credit facility.

We spent approximately $50 million in 2001 related to acquisitions which are discussed earlier under the caption "Business Combinations." We funded the purchase price of these acquisitions using our primary revolving credit facility. In November 2001, we agreed to purchase approximately $36 million of common stock from our largest shareholder. This transaction, which was completed in January 2002, is expected to reduce the level of acquisitions this year.

On December 29, 2001, we had $27 million outstanding on our $175 million primary revolving credit facility and $19 million Canadian ($12 million U.S.) outstanding on our $20 million Canadian revolving credit facility. Financial covenants on these facilities and senior unsecured notes include a minimum net worth requirement, minimum interest coverage tests and a maximum leverage ratio. We were within our requirements on December 29, 2001.

Environmental Considerations and Regulations

We are self-insured for environmental impairment liability and accrue for the estimated cost of monitoring or remediation activities. We own or operate 21 wood preserving facilities throughout the United States that treat lumber products with a chemical preservative. In accordance with applicable federal, state and local environmental laws, ordinances and regulations, we may be potentially liable for costs and expenses related to the environmental condition of our real property. We have established reserves for remediation activities at our North East, Maryland; Union City, Georgia; Stockertown, Pennsylvania; Elizabeth City, North Carolina; Auburndale, Florida; and Schertz, Texas facilities.

We have accrued, in other long-term liabilities, amounts totaling $2.4 million and $2.3 million on December 29, 2001 and December 30, 2000, respectively, for the activities described above. We believe the potential future costs of known remediation efforts will not have a material adverse effect on our future financial position, results of operations or liquidity.

For the past several years, the EPA has been conducting a scientific review of CCA, a wood preservative we use to extend the useful life of wood fiber, as part of its re-registration process and in response to allegations by certain environmental groups that CCA poses health risks. Recently, the EPA announced that the manufacturers

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

of CCA preservative agreed to the re-registration of CCA for certain industrial and commercial uses. The manufacturers agreed to voluntarily discontinue the registration of CCA for certain residential applications by December 31, 2003. The manufacturers will continue to produce CCA for use in various industrial, marine, and non-residential uses. This agreement will require us to change the preservative we use to one of several new alternatives over the next 20 months. We estimate that we will incur capital costs totaling approximately $1.5 million to convert our plants to the new alternative preservatives.

In addition, an environmental group petitioned the Consumer Products Safety Commission ("CPSC") to ban the use of CCA treated wood in playsets. We have been assured by our vendors and by scientific studies that CCA treated lumber poses no unreasonable risks and its continued use should be permitted. The EPA, in a recent press release concluded that there isn't any reason to remove or replace any CCA treated structures, including decks or playground equipment.

We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida and Louisiana. The complaints allege that CCA treated lumber is defective. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend our Company. We have also been named as a defendant in a purported class action lawsuit in Louisiana, which contains similar allegations as the complaints against our customer. We intend to vigorously defend the complaint.

Forward Outlook

The following section contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs and assumptions of management, together with information available to us when the statements were made. Future results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth in the "Risk Factors" section of this report and certain economic and business factors which may be beyond our control. Investors are cautioned that all forward-looking statements involve risks and uncertainty.

PERFORMANCE 2002

In 1997, we announced our goals for growth and diversification entitled Performance 2002. The goals called for us to double our sales by the fiscal year ending 2002, while maintaining or achieving a leadership position in the four markets that consume the vast majority of softwood fiber in the United States. Since the announcement of our goals, the Lumber Market has declined 24.5%. In addition, in November 2001, we decided to re-direct financial resources from acquisitions, a key component of our growth strategy, to a 2 million share redemption from our largest shareholder for $36 million. We believe the share redemption provided the best potential return for our shareholders. While we are currently the leader in each of the markets we serve, as a result of the factors above, we do not believe we will reach our 2002 sales goal of $2 billion. By the end of 2002, we expect to resume our acquisition activities and pursue sales growth objectives.

DIY/RETAIL

Do-It-Yourself Retailing forecasts a 4.5% increase in total retail sales for home improvement retailers from 2001 to 2002. The consolidation within the DIY/retail industry is expected to continue in 2002 as top performers obtain additional market share. We feel we are in a position to continue to capitalize on these industry conditions as a result of our national presence, service capabilities that meet stringent customer requirements and diversified product offerings. Our goal is to continue to increase market share through business combinations and internal growth, with a continued emphasis on value-added products.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

SITE-BUILT CONSTRUCTION MARKET

As a result of higher unemployment levels and other economic factors, we expect the site-built construction market to be "soft" for at least the first six months of this year. Accordingly, we expect continuing pressure on our sales volumes and margins in certain regions.

On a long-term basis, we believe the sale of engineered wood products will continue to grow because of the benefits these products provide builders over traditional carpentry methods employed on the job site. Some of these benefits include cost advantages through more efficient labor and better material utilization, faster home construction and improved product quality. In addition, consolidation toward large production-oriented builders, which tend to prefer the use of engineered products and who desire suppliers with a national presence, may provide us with growth opportunities.

MANUFACTURED HOUSING MARKET

Manufactured Home Merchandiser, in its January 2002 edition, forecasted an increase of industry shipments to retailers of over 3% in 2002. While there has been a prolonged downturn in this market, there is a consensus in the industry that there will be a slight improvement in manufactured home shipments in 2002. In addition, we expect to experience strong sales growth in our first quarter of 2002 as compared to 2001 due to our acquisition of Sunbelt Wood Components in April 2001.

INDUSTRIAL MARKET

One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. The vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant long-term growth opportunities. Our short-term growth objectives have been impacted by the slowing economy. On a long-term basis, we plan to continue to obtain market share through an internal growth strategy utilizing our current manufacturing capabilities and industrial sales force, while also continuing to evaluate strategic acquisitions.

GROSS PROFIT

We believe the following factors may impact our gross profits in the future:

- We have a long-term goal of increasing our ratio of value-added sales to total sales to 50%, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective. Achievement of this goal is dependent, in part, upon certain factors that are beyond our control. See the discussion above under the caption "Impact of the Lumber Market on Our Operating Results."

- Our ability to increase sales and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity and quality of products provide an added value to our customers. If our customers are unwilling to pay for the additional services, our sales and gross margins may be reduced.

- On February 12, 2002, the EPA announced that the registered manufacturers of CCA had agreed to voluntarily limit the future residential uses of CCA treated wood products by December 31, 2003. CCA treated products will still be permitted for a variety of industrial and non-residential applications. If consumer demand for the new preservatives is not as strong as the demand for CCA treated products, it could have a significant adverse impact on our results of operations. See "Environmental Considerations and Regulations."

- We expect activity in the site-built construction market to be "soft" for at least the first six months of 2002. This may cause pressure on pricing and gross margins in certain regions.

                    Management's Discussion and Analysis of
           Financial Condition and Results of Operations (continued)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A costs have increased as a percentage of sales in recent years, in part, due to acquisitions of engineered wood product manufacturers which have extensive engineering and design costs, and costs associated with creating new national sales, marketing and manufacturing departments to execute key strategic initiatives. SG&A costs as a percentage of sales may continue to increase in the future as engineered wood products and specialty wood packaging become a greater percentage of our total business. However, we strive to achieve economies of scale in other administrative departments as sales growth objectives are met.

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement changes the accounting and reporting for goodwill and other intangible assets. Upon adoption of this statement, goodwill will no longer be amortized, however tests for impairment will be performed annually or when a triggering event occurs. This statement applies to assets acquired after June 30, 2001, and existing goodwill and other intangible assets upon the adoption of SFAS 142, in fiscal 2002. Pre-tax amortization of goodwill was $3.6 million and $2.8 million for 2001 and 2000, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Management expects to spend between $22 million and $25 million on capital expenditures in 2002 and incur depreciation and amortization of approximately $23 million. Besides "maintenance" capital expenditures totaling approximately $17 million, we plan to spend an additional $6 million to expand the business, including a new truss plant in Massachusetts. We do not expect any significant acquisition activity for most of 2002 as a result of temporarily re-directing financial resources to the share redemption discussed above.

In recent sales negotiations with The Home Depot, we agreed to extend our payment terms by an additional 15 days. We expect this will increase our average accounts receivables by $20 million in 2002 ($35 million increase at our seasonal peak and $10 million increase at the low point). Our intention is to compensate for most of this increase through a combination of consigned inventory programs with vendors and other strategies for reducing working capital.

We have no present intention to change our current, semi-annual dividend policy which is currently $0.045 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 3.9 million shares as of December 29, 2001. In January 2002, we purchased 2 million shares from our largest shareholder for $36 million.

We are obligated to pay amounts due on long-term debt totaling approximately $20.4 million in 2002, which includes a Canadian revolving credit facility with approximately $12.0 million outstanding ($19.0 million Canadian) as of December 29, 2001. We expect to renew this facility through January 2003.

We also have a $175 million revolving credit facility used to fund seasonal working capital requirements and growth. We believe our peak seasonal working capital requirements will consume up to $85 million of this availability through June of 2002 and then decrease for the balance of the year in line with historical trends. We plan to finance our capital requirements by using this revolving credit facility.

                    Report of Independent Public Accountants

To The Shareholders and Board of Directors of Universal Forest Products, Inc.:

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. (a Michigan Corporation) and subsidiaries as of December 29, 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 29, 2001 and the results of their operations and their cash flows for the year ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP
Grand Rapids, Michigan
January 25, 2002

                          Independent Auditors' Report

Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the two fiscal years in the period ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and the results of their operations and their cash flows for each of the two fiscal years in the period ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Grand Rapids, Michigan
January 29, 2001

                          Consolidated Balance Sheets

                       (In thousands, except share data.)

                                                                        DECEMBER 29,   DECEMBER 30,
                                                               NOTE         2001           2000
                                                              -------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................             $  22,887       $  2,392
  Restricted cash equivalents...............................                                1,364
  Accounts receivable (net of allowance for doubtful
    accounts of $1,803 and $1,340)..........................                86,256         64,386
  Inventories:
    Raw materials...........................................                41,061         41,885
    Finished goods..........................................                79,708         81,306
                                                                         ---------       --------
                                                                           120,769        123,191
  Other current assets......................................                 2,546          2,236
  Prepaid income taxes......................................  M              1,629          1,394
  Deferred income taxes.....................................  M                879          5,396
                                                                         ---------       --------
    TOTAL CURRENT ASSETS....................................               234,966        200,359
OTHER ASSETS................................................  F, K          11,585         11,392
GOODWILL AND NON-COMPETE AGREEMENTS
  (net of accumulated amortization of $14,004 and $9,761)...  B, C         122,996        105,579
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements.....................................  E             41,188         35,934
  Buildings and improvements................................  E            103,233         93,821
  Machinery, equipment and office furniture.................  E            139,704        120,834
  Construction in progress..................................                 2,758          6,069
                                                                         ---------       --------
                                                                           286,883        256,658
  Less accumulated depreciation and amortization............  E           (105,221)       (88,668)
                                                                         ---------       --------
    PROPERTY, PLANT AND EQUIPMENT, NET......................               181,662        167,990
                                                                         ---------       --------
TOTAL ASSETS................................................             $ 551,209       $485,320
                                                                         =========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt...........................................             $   1,402       $  1,270
  Accounts payable..........................................                46,862         35,589
  Accrued liabilities:
    Compensation and benefits...............................  L             34,029         29,423
    Other...................................................                 8,187          4,973
  Current portion of long-term debt and capital lease
    obligations.............................................  D, E          20,415          8,783
                                                                         ---------       --------
    TOTAL CURRENT LIABILITIES...............................               110,895         80,038
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current
  portion...................................................  D, E         154,370        150,807
DEFERRED INCOME TAXES.......................................  M              9,580          9,092
OTHER LIABILITIES...........................................  F, N           9,502          9,614
COMMITMENTS AND CONTINGENCIES...............................  N
                                                                         ---------       --------
    TOTAL LIABILITIES.......................................               284,347        249,551
TEMPORARY SHAREHOLDERS' EQUITY:
  Value of shares subject to redemption agreement; 2,000,000
    shares issued and outstanding...........................  G             36,000
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; shares authorized
    1,000,000; issued and outstanding, none
  Common stock, no par value; shares authorized 40,000,000;
    issued and outstanding, 17,787,860 and 19,719,114.......  G,H,I,J       17,788         19,719
  Additional paid-in capital................................  G,H,J         80,994         79,800
  Retained earnings.........................................               132,677        136,645
  Accumulated other comprehensive earnings..................                   558            860
                                                                         ---------       --------
                                                                           232,017        237,024
  Officers' stock notes receivable..........................  J             (1,155)        (1,255)
                                                                         ---------       --------
    TOTAL SHAREHOLDERS' EQUITY..............................               230,862        235,769
                                                                         ---------       --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................             $ 551,209       $485,320
                                                                         =========       ========

See notes to consolidated financial statements.

                      Consolidated Statements of Earnings

                     (In thousands, except per share data.)

                                                                            YEAR ENDED
                                                     ---------------------------------------------------------
                                                                  DECEMBER 29,    DECEMBER 30,    DECEMBER 25,
                                                       NOTE           2001            2000            1999
                                                     ---------------------------------------------------------
NET SALES........................................                  $1,530,353      $1,387,130      $1,432,601
COST OF GOODS SOLD...............................    E, L           1,318,874       1,200,117       1,254,214
                                                                   ----------      ----------      ----------
GROSS PROFIT.....................................                     211,479         187,013         178,387
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.....    C,E,H,K,L        145,722         124,391         115,589
                                                                   ----------      ----------      ----------
EARNINGS FROM OPERATIONS.........................                      65,757          62,622          62,798
INTEREST, NET:
  Interest expense...............................    D                 12,043          12,804          11,853
  Interest income................................    J                   (586)           (557)           (592)
                                                                   ----------      ----------      ----------
                                                                       11,457          12,247          11,261
EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST
  AND EQUITY IN EARNINGS OF INVESTEE.............                      54,300          50,375          51,537
INCOME TAXES.....................................    M                 19,612          19,218          19,955
                                                                   ----------      ----------      ----------
EARNINGS BEFORE MINORITY INTEREST AND EQUITY IN
  EARNINGS OF INVESTEE...........................                      34,688          31,157          31,582
MINORITY INTEREST................................                      (1,792)           (750)           (701)
EQUITY IN EARNINGS OF INVESTEE...................                         246              31             567
                                                                   ----------      ----------      ----------
NET EARNINGS.....................................                  $   33,142      $   30,438      $   31,448
                                                                   ==========      ==========      ==========

EARNINGS PER SHARE -- BASIC......................                  $     1.68      $     1.52      $     1.52

EARNINGS PER SHARE -- DILUTED....................                  $     1.63      $     1.49      $     1.48

WEIGHTED AVERAGE SHARES OUTSTANDING..............                      19,774          20,086          20,637

WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON
  STOCK EQUIVALENTS..............................                      20,377          20,477          21,186

See notes to consolidated financial statements.

                Consolidated Statements of Shareholders' Equity

                (In thousands, except share and per share data.)

                                                                                   ACCUMULATED
                                                        ADDITIONAL                    OTHER         OFFICERS'
                                             COMMON      PAID-IN      RETAINED    COMPREHENSIVE    STOCK NOTES
                                              STOCK      CAPITAL      EARNINGS      EARNINGS       RECEIVABLE      TOTAL
                                             -----------------------------------------------------------------------------
BALANCE AT DECEMBER 26, 1998.............    $20,710     $77,526      $ 95,221       $(1,072)        $  (802)     $191,583
  Comprehensive earnings:
    Net earnings.........................                               31,448
    Foreign currency translation
      adjustment.........................                                              2,105
    Total comprehensive earnings.........                                                                           33,553
  Cash dividends -- $.075 per share......                               (1,539)                                     (1,539)
  Issuance of 177,789 shares under
    employee stock plans.................        178         764                                                       942
  Issuance of 2,134 shares under stock
    grant programs.......................          2          38                                                        40
  Repurchase of 677,801 shares...........       (678)                   (9,803)                                    (10,481)
  Tax benefits from non-qualified stock
    options exercised....................                    297                                                       297
  Payments received on officers' stock
    notes receivable.....................                                                                167           167
                                             -------     -------      --------       -------         -------      --------
BALANCE AT DECEMBER 25, 1999.............    $20,212     $78,625      $115,327       $ 1,033         $  (635)     $214,562
  Comprehensive earnings:
    Net earnings.........................                               30,438
    Foreign currency translation
      adjustment.........................                                               (173)
    Total comprehensive earnings.........                                                                           30,265
  Cash dividends -- $.080 per share......                               (1,605)                                     (1,605)
  Issuance of 79,664 shares under
    employee stock plans.................         80         400                                                       480
  Issuance of 2,100 shares under stock
    grant programs.......................          2          30                                                        32
  Repurchase of 635,411 shares...........       (635)                   (7,515)                                     (8,150)
  Tax benefits from non-qualified stock
    options exercised....................                      5                                                         5
  Issuance of officers' stock notes
    receivable...........................         60         740                                        (800)            0
  Payments received on officers' stock
    notes receivable.....................                                                                180           180
                                             -------     -------      --------       -------         -------      --------
BALANCE AT DECEMBER 30, 2000.............    $19,719     $79,800      $136,645       $   860         $(1,255)     $235,769
  Comprehensive earnings:
    Net earnings.........................                               33,142
    Foreign currency translation
      adjustment.........................                                               (302)
    Total comprehensive earnings.........                                                                           32,840
  Cash dividends -- $.085 per share......                               (1,683)                                     (1,683)
  Issuance of 164,764 shares under
    employee stock plans.................        165         705                                                       870
  Issuance of 13,464 shares under stock
    grant programs.......................         13         173                                                       186
  Repurchase of 109,482 shares...........       (109)                   (1,427)                                     (1,536)
  Tax benefits from non-qualified stock
    options exercised....................                    316                                                       316
  Transfer to temporary equity...........     (2,000)                  (34,000)                                    (36,000)
  Payments received on officers' stock
    notes receivable.....................                                                                100           100
                                             -------     -------      --------       -------         -------      --------
BALANCE AT DECEMBER 29, 2001.............    $17,788     $80,994      $132,677       $   558         $(1,155)     $230,862
                                             =======     =======      ========       =======         =======      ========

See notes to consolidated financial statements.

                     Consolidated Statements of Cash Flows

                                (In thousands.)

                                                                               YEAR ENDED
                                                          ----------------------------------------------------
                                                                  DECEMBER 29,    DECEMBER 30,    DECEMBER 25,
                                                          NOTE        2001            2000            1999
                                                          ----------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings........................................              $ 33,142        $ 30,438        $ 31,448
  Adjustments to reconcile net earnings to net cash
     from operating activities:
     Depreciation.....................................    E           20,101          17,659          14,885
     Amortization of non-compete agreements and
       goodwill.......................................    B, C         4,375           3,803           3,270
     Deferred income taxes............................    M            4,587             237            (774)
     Loss on sale or impairment of property, plant and
       equipment......................................                 1,445             422             489
     Changes in:
       Accounts receivable............................               (11,753)         14,134          (7,300)
       Inventories....................................                10,051          13,001         (23,136)
       Accounts payable...............................                 9,891         (12,099)          7,870
       Accrued liabilities and other..................                 6,217            (590)          5,776
                                                                    --------        --------        --------
          NET CASH FROM OPERATING ACTIVITIES..........                78,056          67,005          32,528
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment...........               (22,748)        (29,436)        (35,418)
  Acquisitions, net of cash received..................    B          (49,534)        (32,557)
  Proceeds from sale of property, plant and
     equipment........................................                 2,497           1,040           2,247
  Advances on notes receivable........................                  (886)           (500)           (139)
  Collection of notes receivable......................                   945             432           3,431
  Restricted cash equivalents.........................                 1,364          (1,364)
  Purchases of other assets...........................                  (132)           (306)            (87)
                                                                    --------        --------        --------
          NET CASH FROM INVESTING ACTIVITIES..........               (68,494)        (62,691)        (29,966)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings (repayments) of notes payable and
     revolving credit facilities......................    D           23,129           4,090          (5,056)
  Proceeds from issuance of long-term debt............    D            2,500           7,045          27,502
  Repayment of long-term debt.........................    D          (10,697)         (7,888)        (10,744)
  Proceeds from issuance of common stock..............    H, I           870             480             942
  Distributions to minority shareholder...............                (1,650)
  Dividends paid to shareholders......................                (1,683)         (1,605)         (1,539)
  Repurchase of common stock..........................    H           (1,536)         (8,150)        (10,481)
                                                                    --------        --------        --------
          NET CASH FROM FINANCING ACTIVITIES..........                10,933          (6,028)            624
                                                                    --------        --------        --------
NET CHANGE IN CASH AND CASH EQUIVALENTS...............                20,495          (1,714)          3,186
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR..........                 2,392           4,106             920
                                                                    --------        --------        --------
CASH AND CASH EQUIVALENTS, END OF YEAR................              $ 22,887        $  2,392        $  4,106
                                                                    ========        ========        ========

                                (In thousands.)

                                                                               YEAR ENDED
                                                          ----------------------------------------------------
                                                                  DECEMBER 29,    DECEMBER 30,    DECEMBER 25,
                                                          NOTE        2001            2000            1999
                                                          ----------------------------------------------------
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
     Interest.........................................    D         $ 12,303        $ 12,721        $ 11,760
     Income taxes.....................................    M           14,911          17,369          20,746
NON-CASH INVESTING ACTIVITIES:
  Property, plant and equipment acquired through
     capital leases...................................    E              247             220             255
  Officers' stock notes receivable....................    J                              800
NON-CASH FINANCING ACTIVITIES:
  Accounts receivable exchanged for a note
     receivable.......................................                                   441

See notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We engineer, manufacture, treat and distribute lumber products for the do-it-yourself/retail ("DIY/retail"), site-built construction, manufactured housing, industrial and wholesale markets. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, I-joists and other building products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for our less than 50% owned affiliates.

INVESTMENT IN AFFILIATE

On December 18, 1998, one of our subsidiaries acquired a 45% interest in Pino Exporta, renamed to Pinelli Universal S. de R.L. de C.V. ("Pinelli"), a manufacturer of mouldings and related products. Pinelli operates out of one facility in Durango, Durango, Mexico. We exchanged $3.0 million for our share of the outstanding common stock of Pinelli, and account for our investment utilizing the equity method of accounting. In addition, we retained an option to acquire an additional 5% interest in Pinelli for $1 million. This option was extended and exercised in January 2002.

At the time of acquisition, we advanced $3.2 million to Pinelli for working capital purposes in exchange for a note receivable. On December 29, 2001, approximately $1.8 million was outstanding on this note.

MINORITY INTEREST IN SUBSIDIARIES

Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest included in "Other Liabilities" reflects the original investment by these minority shareholders combined with their proportional share of the earnings or losses of these subsidiaries.

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2001, 2000 and 1999 relate to the fiscal years ended December 29, 2001, December 30, 2000 and December 25, 1999, respectively. Fiscal years 2001 and 1999 were comprised of 52 weeks, and fiscal year 2000 was comprised of 53 weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, the estimated fair values of financial instruments have been determined by us; significant differences in fair market values and recorded values are disclosed in Note D. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of December 29, 2001. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.

As a result of our cash management system, checks issued but not presented to our bank for payment creates negative cash balances. These negative balances are included in trade accounts payable and totaled $18.8 million and $11.0 million as of December 29, 2001 and December 30, 2000, respectively.

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

Buildings and improvements..................................    15 to 31.5 years
Land improvements...........................................       5 to 15 years
Machinery, equipment and office furniture...................        3 to 8 years

FOREIGN CURRENCY TRANSLATION

The financial statements of our foreign operations are translated into U.S. dollars at current rates of exchange, with gains or losses included as a separate component of shareholders' equity.

SELF-INSURANCE

We are partially self-insured for general liability, workers' compensation, and certain employee health benefits. We are fully self-insured for environmental. The general, workers' compensation and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the financial statements at December 29, 2001. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs and changes in claims experience could cause these estimates to change in the future.

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

REVENUE RECOGNITION AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Revenue is recognized at the time the product is shipped to the customer. Generally, title passes at the time of shipment. In certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

We accrue for bad debt expense based on our history of accounts receivable write-offs to sales. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense amounted to approximately $1,412,000, $1,531,000 and $858,000, for 2001, 2000 and 1999, respectively.

CUSTOMER REBATES

In 2001, the Emerging Issues Task Force ("EITF") released its consensus on Issue No. 00-22, Accounting for "Points" and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future ("EITF 00-22"). This consensus provides guidance on the classification of expenses related to customer rebate and refund obligations. We adopted EITF 00-22 effective with the first quarter 2001 and have reclassified prior periods to include customer rebates as a component of net sales.

EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted in (see Note I) utilizing the "treasury stock" method.

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

                                           2001                            2000                            1999
                               ----------------------------    ----------------------------    ----------------------------
                               INCOME     SHARES      PER      INCOME     SHARES      PER      INCOME     SHARES      PER
                                (NUM-     (DENOM-    SHARE      (NUM-     (DENOM-    SHARE      (NUM-     (DENOM-    SHARE
                               ERATOR)    INATOR)    AMOUNT    ERATOR)    INATOR)    AMOUNT    ERATOR)    INATOR)    AMOUNT
                               --------------------------------------------------------------------------------------------
NET EARNINGS...............    $33,142                         $30,438                         $31,448
EPS -- BASIC
Income available to common
  stockholders.............     33,142    19,774     $1.68      30,438    20,086     $1.52      31,448    20,637     $1.52
                                                     =====                           =====                           =====
EFFECT OF DILUTIVE
  SECURITIES
Options....................                  603                             391                             549
                                          ------                          ------                          ------
EPS -- DILUTED
Income available to common
  stockholders and assumed
  options exercised........    $33,142    20,377     $1.63     $30,438    20,477     $1.49     $31,448    21,186     $1.48
                               =======    ======     =====     =======    ======     =====     =======    ======     =====

Options to purchase 399,548 shares of common stock at exercise prices ranging from $19.75 to $36.01 were outstanding at December 29, 2001, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

LONG-LIVED ASSETS

The Company evaluates the recoverability of its long-lived assets by determining whether unamortized balances can be recovered through undiscounted future operating cash flows over the remaining lives of the assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"). If the sum of the expected future cash flows is less than the carrying value of the assets, an impairment loss is recognized for the excess of the carrying value over the fair value. The estimated fair value is determined by discounting the expected future cash flows at a rate that would be required for a similar investment with like risks.

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, Accounting for the Impairment and Disposal of Long-Term Assets ("SFAS 144"). SFAS 144 supercedes SFAS 121, and the accounting and reporting provisions of the Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 also amends Accounting Research Bulletin ("ARB") No. 51, Consolidated Financial Statements. SFAS 144 retains the provisions of SFAS 121 for recognition and measurement of impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We do not expect the impact of adopting this standard to be significant.

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We believe our estimates to be reasonable, however, actual results could differ from these estimates.

RECLASSIFICATIONS

Certain reclassifications have been made in the 1999 and 2000 consolidated financial statements to conform to the classifications used in 2001.

B. BUSINESS COMBINATIONS

Each of the following business combinations have been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired, liabilities assumed and identifiable intangible assets as applicable based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets, including identifiable intangible assets, and assumed liabilities was recorded as goodwill in each transaction. For business combinations prior to June 30, 2001, we amortized goodwill on a straight-line basis over periods ranging from 20 to 40 years. Non-compete agreements are amortized on a straight-line basis over the term of the agreements. In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 supercedes APB No. 16, Business Combinations, and requires that all business combinations be accounted for using the purchase method and further clarifies the criteria to recognize intangible assets separately from goodwill. The results of operations of each acquisition is included in our consolidated financial statements since the date it was acquired.

On October 15, 2001, one of our subsidiaries acquired the assets of P&R Truss Company, Inc. and the stock of P&R Truss-Sidney, Inc. (collectively "P&R"). P&R has plants in Auburn, Chaffee, Hudson and Sidney, New York. The total purchase price was approximately $21.0 million, and allocated $10.4 million to net assets acquired, $0.7 million to identifiable intangibles (non-compete agreements), and the remaining $9.9 million to goodwill. P&R had net sales in fiscal 2000 totaling approximately $23 million.

On June 1, 2001, three of our subsidiaries acquired certain assets of the Superior Truss Division of Banks Corporation ("Superior"). The assets include operations in Syracuse, Indiana and Minneota, Minnesota which serve the site-built construction market. The total purchase price for the assets was approximately $11.0 million. Superior had net sales in fiscal 2000 totaling approximately $20 million.

On April 3, 2001, several of our subsidiaries acquired certain assets of the Sunbelt Wood Component Division ("Sunbelt") of Kevco, Inc. The assets include operations in New London, North Carolina; Haleyville, Alabama; Ashburn, Georgia; and Glendale, Arizona which serve the manufactured housing market. The total purchase price for the assets was approximately $7.8 million. Sunbelt had net sales in fiscal 2000 totaling approximately $63 million.

On February 28, 2001, one of our subsidiaries acquired 50% of the assets of D&R Framing Contractors ("D&R") of Englewood, Colorado for approximately $7.6 million. D&R had net sales in fiscal 2000 totaling approximately $44 million.

On June 5, 2000, Universal Truss, Inc. ("UTI"), one of our wholly-owned subsidiaries acquired substantially all of the assets and assumed certain liabilities of Gang-Nail Components, Inc. ("Gang-Nail") of Fontana, California, a manufacturer of engineered roof trusses. The total purchase price for the net assets was approximately $29.4 million. Gang-Nail had net sales in fiscal 1999 totaling approximately $41 million.

On April 17, 2000, one of our subsidiaries acquired 50% of the stock of ECJW Holdings, Inc. and its two subsidiaries, Thorndale Roof Systems, Inc. and Edcor Floor Systems, Inc. (collectively "TED"), which are located in London, Ontario, Canada. Thorndale Roof Systems, Inc. manufactures engineered roof trusses for residential and light commercial building applications. Edcor Floor Systems, Inc. is a licensed manufacturer of the patented Open Joist 2000(TM) web floor truss system. The total purchase price for the stock of TED was approximately $3.2 million. In fiscal 1999, TED had net sales totaling approximately $15 million. On March 2, 2001, our subsidiary acquired the remaining 50% of the stock of ECJW Holdings. The purchase price for this remaining 50% was approximately $3.5 million.

The following unaudited pro forma consolidated results of operations for the years ended December 29, 2001 and December 30, 2000 assumes the acquisitions of P&R, Superior, D&R, TED, and Gang-Nail occurred as of the beginning of the periods presented (in thousands, except per share data).

                                                                   YEAR ENDED           YEAR ENDED
                                                                DECEMBER 29, 2001    DECEMBER 30, 2000
                                                                --------------------------------------
Net sales...................................................       $1,559,756           $1,489,708
Net earnings................................................       $   34,739           $   34,156
Earnings per share:
  Basic.....................................................       $     1.76           $     1.70
  Diluted...................................................       $     1.70           $     1.67
Weighted average shares outstanding
  Basic.....................................................           19,774               20,086
  Diluted...................................................           20,377               20,477

The pro forma results above include certain adjustments to give effect to amortization of goodwill, interest expense, compensation of management, certain other adjustments and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been completed as of the beginning of the period presented, nor are they necessarily indicative of future operating results. Pro forma results are not presented for Sunbelt. We purchased certain assets of this operation out of Chapter 11 bankruptcy. As a result of substantial changes in the operations and customer base, proforma results are not meaningful.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement changes the accounting and reporting for goodwill and other intangible assets. Upon adoption of this statement, goodwill will no longer be amortized, however tests for impairment will be performed annually or when a triggering event occurs. This statement applies to assets acquired after June 30, 2001, and existing goodwill and other intangible assets upon the adoption of SFAS 142, in fiscal 2002. Pre-tax amortization of goodwill was $3.6 million, $2.8 million and $1.5 million for 2001, 2000 and 1999, respectively.

D. DEBT

On November 13, 1998, we completed a five-year, $175 million revolving credit facility which includes amounts reserved for letters of credit. Borrowings under the revolver are charged interest at a rate of 50 basis points over the applicable Eurodollar rate. The average rates on these borrowings in 2001 and 2000 were 4.7% and 7.1%, respectively. The amounts outstanding under the revolving credit facility are included in the long-term debt summary below.

On November 30, 2000, we completed a revolving credit facility totaling $20 million Canadian. The facility expires on March 1, 2002, and we expect to renew it for an additional one year term. Borrowings under the revolver are currently charged interest at a rate of 75 basis points over the bankers acceptance rate. The amount outstanding under the facility is included in the long-term debt summary below.

Outstanding letters of credit extended on our behalf aggregated $25.5 million on December 29, 2001, which includes approximately $14.6 million related to Industrial Development Revenue Bonds.

Long-term debt and capital lease obligations are summarized as follows on December 29, 2001 and December 30, 2000 (amounts in thousands):

                                                                  2001        2000
                                                                --------------------
Senior unsecured notes, $5,714,000 due annually commencing
  May 1998 through May 2004, interest due semi-annually at
  7.15%.....................................................    $ 17,143    $ 22,857
Series 1998-A Senior Notes Tranche C, due on December 21,
  2008, interest payable semi-annually at 6.98%.............      19,000      19,000
Series 1998-A Senior Notes Tranche B, due on December 21,
  2008, interest payable semi-annually at 6.98%.............      59,500      59,500
Series 1998-A Senior Notes Tranche A, due on December 21,
  2005, interest payable semi-annually at 6.69%.............      21,500      21,500
Revolving credit facility totaling $175 Million due on
  November 13, 2003, interest due monthly at a floating rate
  (2.41% on December 29, 2001)..............................      26,883      10,300
Revolving credit facility totaling $20 million Canadian, due on January 1, 2002, interest due monthly at a floating
  rate (2.93% on December 29, 2001).........................      11,974       6,433
Series 1998 Industrial Development Revenue Bonds, due on
  December 1, 2018, interest payable monthly at a floating
  rate (2.10% on December 29, 2001).........................       1,300       1,300
Series 1999 Industrial Development Revenue Bonds, due on
  July 1, 2029, interest payable monthly at a floating rate
  (2.06% on December 29, 2001)..............................       2,400       2,400
Series 1999 Industrial Development Revenue Bonds, due on
  August 1, 2029, interest payable monthly at a floating
  rate (1.94% on December 29, 2001).........................       3,300       3,300
Series 2000 Industrial Development Revenue Bonds, due on
  March 1, 2025, interest payable monthly at a floating
  rate......................................................                   1,800
Series 2000 Industrial Development Revenue Bonds, due on
  October 1, 2020, interest payable monthly at a floating
  rate (2.16% on December 29, 2001).........................       2,700       2,700
Series 2000 Industrial Development Revenue Bonds, due on
  November 1, 2020, interest payable monthly at a floating
  rate (2.09% on December 29, 2001).........................       2,400       2,400
Series 2001 Industrial Development Revenue Bonds, due on
  November 1, 2021, interest payable monthly at a floating
  rate (1.49% on December 29, 2001).........................       2,500
Capital lease obligations, interest imputed at rates ranging
  from 7.25% to 8.00%.......................................       2,581       3,548
Notes payable under non-compete agreements, interest imputed
  at a rate of 7.0%.........................................                     268
Other.......................................................       1,604       2,284
                                                                --------    --------
                                                                 174,785     159,590
Less current portion........................................      20,415       8,783
                                                                --------    --------
Long-term portion...........................................    $154,370    $150,807
                                                                ========    ========

The terms of the revolving credit facilities and senior unsecured note agreements (collectively the "agreements") require, in part, us to maintain a minimum net worth and comply with certain financial ratios. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.

On December 29, 2001, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2002........................................................    $ 20,415
2003........................................................      33,007
2004........................................................       5,916
2005........................................................      21,702
2006........................................................         195
Thereafter..................................................      93,550
                                                                --------
                                                                $174,785
                                                                ========

On December 29, 2001, the estimated fair value of our long-term debt, including the current portion, was $175,846,000, which was $1,061,000 greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. The estimated fair value of notes payable included in current liabilities approximated the carrying value.

E. LEASES

Leased property included in the balance sheet on December 29, 2001 and December 30, 2000 is as follows (in thousands):

                                                                 2001      2000
                                                                ----------------
Land and improvements.......................................    $   19    $   19
Buildings and improvements..................................       161       161
Machinery and equipment.....................................     3,335     3,390
                                                                ------    ------
                                                                 3,515     3,570
Less accumulated amortization...............................      (559)     (502)
                                                                ------    ------
                                                                $2,956    $3,068
                                                                ======    ======

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles and equipment under operating lease agreements, for periods of one to ten years. Future minimum payments under noncancellable leases on December 29, 2001 are as follows (in thousands):

                                                                CAPITAL    OPERATING
                                                                LEASES      LEASES       TOTAL
                                                                -------------------------------
2002........................................................    $2,516      $ 6,859     $ 9,375
2003........................................................        94        5,248       5,342
2004........................................................        63        4,037       4,100
2005........................................................        68        2,424       2,492
2006........................................................        63          866         929
Subsequent..................................................                    178         178
                                                                ------      -------     -------
Total minimum lease payments................................     2,804      $19,612     $22,416
                                                                            =======     =======
Less imputed interest.......................................      (223)
                                                                ------
Present value of minimum lease payments.....................    $2,581
                                                                ======

Rent expense was approximately $11,193,000, $9,238,000 and $6,939,000 in 2001,
2000 and 1999 respectively.

F. DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. The deferred compensation liabilities and related cash surrender value of life insurance policies are included in "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to our 401(k) plan, including our stock. Investments in shares of our stock are made on a "phantom stock" basis, and may only be distributed in our stock. Assets held by the Plan totaled approximately $1,878,000 and $1,982,000 on December 29, 2001 and December 30, 2000, respectively, and are included in "Other Assets." Related liabilities totaled $3,131,000 and $3,039,000 on December 29, 2001 and December 30, 2000, respectively, and are included in "Other Liabilities." The assets are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of the phantom stock which is recorded at the market value on the date of deferral.

G. STOCK REDEMPTION AGREEMENT

During 2001, we entered into an agreement with our Chairman of the Board for the future redemption of 2 million shares of our outstanding stock at a price of $18 per share. The cost of the redemption will be funded by our revolving credit facilities.

The shares subject to the agreement have been classified on the balance sheet under temporary equity. At December 29, 2001, the shares subject to redemption were considered outstanding for the purpose of determining weighted average shares outstanding.

The redemption was completed on January 15, 2002.

H. COMMON STOCK

On June 1, 1993, shareholders approved the Incentive Stock Option Plan (the "Plan") for our officers. Options for the purchase of all 1,200,000 shares of our common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by us at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2001 through 2008.

In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted 1,552 shares, 400 shares and 275 shares of stock under this Plan in 2001, 2000 and 1999, respectively, and recognized the market value of the shares at the date of issuance as an expense.

In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). The Stock Purchase Plan allows eligible employees to purchase shares of our stock at a share price equal to 90% of fair market value on the purchase date. In 2001, 2000 and 1999, 12,264 shares, 19,664 shares and 17,789 shares, respectively, were issued under this Plan for amounts totaling approximately $183,000, $227,000 and $301,000, respectively. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, and is increased for dividends declared. We have accrued, in "Accrued Liabilities -- Other," approximately $300,000 and $247,000 on December 29, 2001 and December 30, 2000, respectively, for amounts incurred under this Plan.

In January 1997, we instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2001, 2000 and 1999, we issued 1,500 shares, 1,700 shares and 1,800 shares, respectively, and recognized the market value of the shares on the date of issuance as an expense.

On April 22, 1997, the shareholders approved the Long Term Stock Incentive Plan (the "1997 Plan") to succeed our 1994 Employee Stock Option Plan. The 1997 Plan reserved a maximum of 1,100,000 shares, and provided for the granting of incentive stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the Plan was ten years. In 1999, we granted incentive stock options for 231,161 shares under the 1997 Plan.

On April 28, 1999, the shareholders approved the Long Term Stock Incentive Plan (the "1999 Plan") to succeed the 1997 Plan. The 1999 Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of incentive stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. In 2001 and 2000, we granted incentive stock options for 390,597 shares and 505,934 shares, respectively. On December 29, 2001, a total of 2,731,174 shares are reserved for issuance under the plans mentioned above and under Note I below.

On October 21, 1998, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 1,800,000 shares of our common stock. On October 18, 2000 and November 14, 2001, the Board of Directors authorized an additional 1,000,000 shares and 2,500,000 shares, respectively, to be repurchased under the program. In 2001, 2000 and 1999, we repurchased 109,482 shares, 635,411 shares and 677,801 shares, respectively, under these programs.

I. STOCK OPTIONS AND STOCK-BASED COMPENSATION

Stock options issued under the Long Term Stock Incentive Plan are granted to employees and officers at exercise prices which equaled or exceeded the market value of the stock on the date of grant. The options are exercisable from three to fifteen years from the date of grant and the recipients must be employed by us at the date of exercise.

Stock purchased under the Employee Stock Purchase Plan is purchased at a price equal to 90% of fair market value on the purchase date.

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), we continue to apply the provisions of APB Opinion No. 25 which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted and stock purchased in 2001, 2000 and 1999 been determined under the fair value based method defined in SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                            2001       2000       1999
                                                           -----------------------------
Net Earnings:
  As Reported..........................................    $33,142    $30,438    $31,448
  Pro Forma............................................    $31,771    $29,790    $30,897
EPS -- Basic:
  As Reported..........................................    $  1.68    $  1.52    $  1.52
  Pro Forma............................................    $  1.61    $  1.48    $  1.50
EPS -- Diluted:
  As Reported..........................................    $  1.63    $  1.49    $  1.48
  Pro Forma............................................    $  1.56    $  1.45    $  1.46

Options were granted in 2000 and 1999 at exercise prices which exceeded the market prices on the date of grant. Options to purchase 40,000 shares were granted in 2000 with a weighted average exercise price of $21.56 per share, and a weighted average fair market price of $14.75 on the date of grant. Options to purchase 80,000 shares were granted in 1999 with a weighted average exercise price of $29.25 per share and a weighted average fair market price of $20.02 on the date of the grant. No options were granted in 2001 with exercise prices which exceeded the market prices on the date of grant.

The fair value of each option granted in 2001, 2000 and 1999 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                                                            2001         2000         1999
                                                          -----------------------------------
Risk Free Interest Rate...............................         4.6%         6.2%         6.2%
Expected Life.........................................    4.5 years    6.1 years    9.0 years
Expected Volatility...................................       26.62%       27.09%       27.75%
Expected Dividend Yield...............................        0.40%        0.40%        0.40%

Stock option activity since the end of 1998 is summarized as follows:

                                                   SHARES OF
                                                    COMMON            WEIGHTED          WEIGHTED
                                                     STOCK            AVERAGE            AVERAGE
                                                ATTRIBUTABLE TO    EXERCISE PRICE     FAIR VALUE OF
                                                    OPTIONS          OF OPTIONS      OPTIONS GRANTED
                                                ----------------------------------------------------
Outstanding on December 26, 1998............       1,382,538           $ 9.59
Granted.....................................         256,161           $22.74             $7.14
Exercised...................................        (160,000)          $ 4.00
Forfeited...................................        (161,184)          $10.97
                                                   ---------
Outstanding on December 25, 1999............       1,317,515           $12.66
Granted.....................................         505,934           $13.22             $4.67
Exercised...................................         (60,000)          $ 4.25
Forfeited...................................        (101,911)          $15.96
                                                   ---------
Outstanding on December 30, 2000............       1,661,538           $12.95
Granted.....................................         390,597           $14.13             $4.15
Exercised...................................        (152,500)          $ 4.50
Forfeited...................................        (187,901)          $11.20
                                                   ---------
Outstanding on December 29, 2001............       1,711,734           $14.15
                                                   =========

The following table summarizes information concerning options on December 29, 2001 (there are no options exercisable on December 29, 2001):

                                                                            WEIGHTED-AVERAGE
                RANGE OF EXERCISE PRICES                       NUMBER          REMAINING
                ------------------------                     OUTSTANDING    CONTRACTUAL LIFE
                                                             -------------------------------
$4.25 - $10.00...........................................       370,000           3.72
$10.01 - $14.00..........................................       502,001           4.32
$14.01 - $18.00..........................................       410,185           4.35
$18.01 - $25.00..........................................       319,548           5.27
$25.01 - $36.01..........................................       110,000          10.27
                                                              ---------
                                                              1,711,734
                                                              =========

J. OFFICERS' STOCK NOTES RECEIVABLE

Officers' stock notes receivable represent notes obtained by us from certain officers for the purchase of our common stock. On April 21, 2000, we sold 60,376 shares of common stock to eight officers in exchange for additional notes receivable totaling almost $800,000. Interest on all of the outstanding notes ranges from fixed rates of seven to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). On December 29, 2001, payments on the notes are due as follows (in thousands):

2002........................................................    $   50
2003........................................................        87
2004........................................................        57
2005........................................................        61
2006........................................................       188
Thereafter..................................................       712
                                                                ------
                                                                $1,155
                                                                ======

K. LIFE INSURANCE

In September 1995, we acquired a second-to-die life insurance policy on our Chairman of the Board and his spouse, our largest shareholders. The death benefit on the policy totals $8,700,000 and we are the beneficiary. We also maintain an officer's life insurance policy on the Chairman with a death benefit of $1,300,000. The cash surrender value on these policies on December 29, 2001 and December 30, 2000 is included in "Other Assets."

L. RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees excluding the employees of certain subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We contributed approximately $682,000, $546,000 and $1,548,000 in 2001, 2000 and
1999, respectively. In addition, we matched 50% of employee contributions in 2001 and 2000, and 25% in 1999, on a discretionary basis, totaling $1,838,000, $1,706,000 and $717,000 in 2001, 2000 and 1999, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $10,500.

In addition, a wholly-owned subsidiary acquired in 1998 has a 401(k) plan for the benefit of substantially all of its employees. This subsidiary matched 50% of employee contributions, on a discretionary basis, totaling $586,000, $509,000 and $522,000 in 2001, 2000 and 1999, respectively.

M. INCOME TAXES

Income tax provisions for the years ended December 29, 2001, December 30, 2000, and December 25, 1999 are summarized as follows (in thousands):

                                                            2001       2000       1999
                                                           -----------------------------
Currently payable:
  Federal..............................................    $12,801    $16,688    $18,049
  State and local......................................      1,385      1,781      2,455
  Foreign..............................................        421        505        225
                                                           -------    -------    -------
                                                            14,607     18,974     20,729
Net Deferred:
  Federal..............................................      4,430       (263)       301
  State and local......................................        447       (189)       115
  Foreign..............................................        128        696     (1,190)
                                                           -------    -------    -------
                                                             5,005        244       (774)
                                                           -------    -------    -------
                                                           $19,612    $19,218    $19,955
                                                           =======    =======    =======

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                                2001     2000     1999
                                                                ----------------------
Statutory federal income tax rate...........................    35.0%    35.0%    35.0%
State and local taxes (net of federal benefits).............     2.2      2.1      3.2
Foreign subsidiary adjustments..............................                      (1.6)
Goodwill....................................................     1.1      1.2      1.1
Effect of minority owned interest in earnings of D&R........    (0.9)
Other, net..................................................    (1.3)    (0.2)     1.0
                                                                ----     ----     ----
Effective income tax rate...................................    36.1%    38.1%    38.7%
                                                                ====     ====     ====

We have no present intention of remitting undistributed earnings of certain foreign subsidiaries aggregating $6,210,000 on December 29, 2001 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $1,035,000 would have been required.

Temporary differences which give rise to deferred tax assets and (liabilities) on December 29, 2001 and December 30, 2000 are as follows (in thousands):

                                                                  2001        2000
                                                                --------------------
Employee benefits...........................................    $  4,483    $  3,554
Foreign subsidiary net operating loss.......................         253         548
Depreciation................................................     (11,104)    (11,117)
Inventory...................................................         257         389
Accrued expenses............................................         661       2,814
All other, net..............................................      (2,592)        116
                                                                --------    --------
                                                                $ (8,042)   $ (3,696)
Valuation allowance.........................................        (659)
                                                                --------    --------
                                                                $ (8,701)   $ (3,696)
                                                                ========    ========

The valuation allowance consists of a capital loss carryforward we have related to a prior investment in a wholly-owned subsidiary, UFP de Mexico. We do not anticipate realizing a future benefit from this loss carryforward, therefore, we have established an allowance for the entire amount of the future benefit. This carryforward will expire at the end of 2005. The foreign subsidiary net operating loss carryforward also expires in 2005.

N. COMMITMENTS AND CONTINGENCIES

We are self-insured for environmental impairment liability and accrue an expense for the estimated cost of required remediation actions when situations requiring such action arise. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Remediation activities are currently being conducted or planned at our North East, Maryland; Union City, Georgia; Stockertown, Pennsylvania; Elizabeth City, North Carolina; Auburndale, Florida; and Schertz, Texas wood preservation facilities.

We have accrued, in "Other Liabilities," amounts totaling approximately $2.4 million and $2.3 million on December 29, 2001 and December 30, 2000, respectively, representing the estimated costs to complete remediation efforts currently in process and those expected to occur in the future. The accrued costs include operating ground water reclamation wells, estimated costs of chemical treatments and consultant fees.

For the past several years, the EPA has been conducting a scientific review of CCA, a wood preservative we use to extend the useful life of wood fiber, as part of its re-registration process and in response to allegations by certain environmental groups that CCA poses health risks. Recently, the EPA announced that the manufacturers of CCA preservative agreed to the re-registration of CCA for certain industrial and commercial uses. The manufacturers agreed to voluntarily discontinue the registration of CCA for certain residential applications by December 31, 2003. The manufacturers will continue to produce CCA for use in various industrial, marine, and non-residential uses. This agreement will require us to change the preservative we use to one of several new alternatives over the next 20 months. We estimate that we will incur capital costs totaling approximately $1.5 million to convert our plants to the new alternative preservatives.

In addition, an environmental group petitioned the Consumer Products Safety Commission ("CPSC") to ban the use of CCA treated wood in playsets. We have been assured by our vendors and by scientific studies that CCA treated lumber poses no unreasonable risks and its continued use should be permitted. The EPA, in a recent press release concluded that there isn't any reason to remove or replace any CCA treated structures, including decks or playground equipment.

We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida and Louisiana. The complaints allege that CCA treated lumber is defective. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend our Company. We have also been named as a defendant in a purported class action lawsuit in Louisiana, which contains similar allegations as the complaints against our customer. We intend to vigorously defend the complaint. In addition, various lawsuits and claims, including those involving ordinary routine litigation incidental to our business, to which we are a party, are pending, or have been asserted, against us. Although the outcome of these matters cannot be predicted with certainty, and some of them may be disposed of unfavorably to us, management has no reason to believe that their disposition will have a material adverse effect on our consolidated financial position, operating results or liquidity.

On December 29, 2001, we had outstanding purchase commitments on capital projects totaling $1.7 million.

O. DERIVATIVE AND HEDGING ACTIVITIES

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective date of FASB Statement No. 133. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133.

Based on the revised effective date, we adopted SFAS 133, as amended, effective December 31, 2000 (the first day of our fiscal year ending December 29, 2001). The adoption of SFAS 133 did not have a significant impact on our financial position or results of operations because we do not have significant derivative activity.

P. SEGMENT REPORTING

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Under the definition of a segment, our Eastern and Western Divisions may be considered an operating segment of our business. Under SFAS 131, segments may be aggregated if the segments have similar economic characteristics and if the nature of the products, distribution methods, customers and regulatory environments are similar. We have chosen to aggregate our divisions into one reporting segment. Our divisions operate manufacturing and treating facilities throughout North America.

In 2001, 2000 and 1999, 33%, 32% and 26% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

                                           2001                        2000                        1999
                                 ------------------------    ------------------------    ------------------------
                                               LONG-LIVED                  LONG-LIVED                  LONG-LIVED
                                                TANGIBLE                    TANGIBLE                    TANGIBLE
                                 NET SALES       ASSETS      NET SALES       ASSETS      NET SALES       ASSETS
                                 --------------------------------------------------------------------------------
United States................    $1,483,110     $172,407     $1,339,851     $161,773     $1,392,161     $146,719
Foreign......................        47,243       20,840         47,279       17,609         40,440       13,230
                                 ----------     --------     ----------     --------     ----------     --------
Total........................    $1,530,353     $193,247     $1,387,130     $179,382     $1,432,601     $159,949
                                 ==========     ========     ==========     ========     ==========     ========

Sales generated in Canada are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                             VALUE-ADDED    COMMODITY-BASED
                                                             ------------------------------
2001.....................................................       48.4%            51.6%
2000.....................................................       44.2%            55.8%
1999.....................................................       40.8%            59.2%

Value added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging and engineered wood products. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

Q. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters during the years ended December 29, 2001 and December 30, 2000 (in thousands, except per share data):

                              FIRST                SECOND                 THIRD                FOURTH
                       -------------------   -------------------   -------------------   -------------------
                         2001       2000       2001       2000       2001       2000       2001       2000
                       -------------------------------------------------------------------------------------
Net sales(1).........  $284,069   $303,551   $485,153   $430,695   $431,861   $370,555   $329,270   $282,329
Gross profit.........    43,119     40,411     66,397     57,298     56,182     48,927     45,781     40,377
Net earnings.........     4,977      6,081     14,238     12,917      9,808      8,148      4,119      3,292
Diluted earnings per
  share..............      0.25       0.30       0.70       0.63       0.48       0.40       0.20       0.16

-------------------------
(1) In 2001, we reclassified customer rebate expense from cost of goods sold to include it in net sales. Prior year amounts have been reclassified.

                   Price Range of Common Stock and Dividends

Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

FISCAL 2001                                              FISCAL 2000
-----------                        HIGH      LOW         -----------                        HIGH      LOW
                                  ----------------                                         ----------------
Fourth Quarter................    21.500    16.163       Fourth Quarter................    14.000    10.750
Third Quarter.................    22.948    14.118       Third Quarter.................    16.125    11.500
Second Quarter................    22.449    13.491       Second Quarter................    14.000    11.000
First Quarter.................    15.433    12.944       First Quarter.................    14.875    10.625

There were approximately 5,200 shareholders of record as of March 1, 2002.

In 2001, we paid dividends on our common stock of $.040 per share in June and $.045 per share in December. In 2000, we paid dividends on our common stock of $.040 per share in June and $.040 per share in December. We intend to continue with our current dividend policy for the foreseeable future.

                        Directors and Executive Officers

BOARD OF DIRECTORS

Peter F. Secchia                                Philip E. Rogers

Chairman of the Board                           Executive Vice President

Universal Forest Products, Inc.                 Sales and Marketing

                                                Universal Forest Products, Inc.
William G. Currie

Vice Chairman of the Board and                  C. Scott Greene

Chief Executive Officer                         President

Universal Forest Products, Inc.                 Universal Forest Products

                                                Eastern Division, Inc.
John C. Canepa

Consulting Principal                            Jeff A. Higgs

Crowe Chizek and Company, LLP                   Executive Vice President

                                                Site-Built

John W. Garside                                 Universal Forest Products

Chairman                                        Western Division, Inc.

Woodruff Coal Company
                                                Donald L. James

Philip M. Novell                                Vice President

Consultant                                      Site-Built

Compass Group                                   Universal Forest Products

                                                Eastern Division, Inc.
Louis A. Smith

President                                       EXECUTIVE COMMITTEE

Smith and Johnson, Attorneys, P.C.              Peter F. Secchia

                                                Chairman of the Board
Caroll M. Shoffner

(term expires April 2002)                       William G. Currie

Chairman                                        Vice Chairman of the Board and

Shoffner Industries, LLC                        Chief Executive Officer

OPERATIONS OFFICERS                             Michael B. Glenn

Robert K. Hill                                  President and Chief Operating Officer

President

Universal Forest Products                       Michael R. Cole

Western Division, Inc.                          Chief Financial Officer and Treasurer

Robert D. Coleman                               Matthew J. Missad

Executive Vice President                        Executive Vice President and Secretary

Manufacturing

Universal Forest Products, Inc.

                            Shareholder Information

NOTICE OF ANNUAL MEETING
The annual meeting of
Universal Forest Products,(R) Inc. will be held at 8:00 a.m.
on April 17, 2002, at the Amway Grand Plaza Hotel,
Pearl and Monroe, Grand Rapids, Michigan.

SHAREHOLDER INFORMATION
Shares of the Company's stock
are traded under the symbol UFPI on the NASDAQ
Stock Market. The Company's 10-K report filed with the Securities and Exchange Commission will be provided free of charge to any shareholder upon written request. For more information, contact:
Investor Relations Department
Universal Forest Products,(R) Inc.
2801 East Beltline, NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Web: www.ufpi.com

SECURITIES COUNSEL
Varnum, Riddering, Schmidt &
Howlett, Grand Rapids, Michigan

INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP,
Grand Rapids, Michigan

TRANSFER AGENT/
SHAREHOLDER'S INQUIRIES
American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10005
Telephone: (718) 921-8210

UNIVERSAL FOREST PRODUCTS,(R) INC.
Corporate Headquarters
2801 East Beltline, NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 361-7534

Universal Forest Products,(R) Inc. and its Affiliates

FACILITY LOCATIONS:                   Hudson, NY
Arlington,TX                          Hutchinson, MN
Ashburn, GA                           Janesville, WI
Auburn, NY                            Jefferson, GA
Auburndale, FL                        Kyle, TX
Belchertown, MA                       LaColle, Quebec, Canada
Bend, OR (2)                          Lafayette, CO (2)
Blanchester, OH                       Liberty, NC
Bunn, NC                              Lodi, OH (2)
Burlington, NC                        Minneota, MN
Calgary, Alberta, Canada              Moultrie, GA
Chaffee, NY                           New London, NC
Chandler, AZ                          New Waverly, TX
Chesapeake, VA                        New Windsor, MD
Clinton, NY                           Ocala, FL
Conway, SC                            Ooltewah, TN
Dallas, NC                            Parker, PA
Denver, CO                            Pearisburg, VA
Durango, Durango,                     Ranson, WV
Mexico                                Riverside, CA
Eastaboga, AL                         Saginaw, TX
Eatonton, GA                          Salisbury, NC
Elizabeth City, NC                    San Antonio, TX
Elkhart, IN                           Sanford, NC
Emlenton, PA                          Santee, SC
Englewood, CO                         Schertz, TX
Fishersville, VA                      Sidney, NY
Folkston, GA                          Silsbee, TX
Fontana, CA                           Stockertown, PA
Georgetown, DE                        Stockton, CA
Gordon, PA                            Syracuse, IN
Grandview, TX                         Thorndale, Ontario, Canada
Granger, IN                           Union City, GA
Haleyville, AL                        Warrens, WI
Hamilton, OH                          Warrenton, NC
Harrisonville, MO                     Windsor, CO
Hohenwald,TN (2)                      Westville, IN
Hope, AR                              Woodburn, OR