Form 10-K, Exhibit 13
period 2002-12-28
UNIVERSAL FOREST PRODUCTS INC
filed 2003-03-14
CIK 912767

                                                                               .
                                                                               .
                                                                               .
                                                                      EXHIBIT 13


                        UNIVERSAL FOREST PRODUCTS, INC.
                             FINANCIAL INFORMATION

                               TABLE OF CONTENTS


Selected Financial Data..............................     6

Management's Discussion and Analysis of Financial
Condition and Results of Operations..................  7-19

Report of Independent Auditors -- Ernst & Young LLP..    20

Report of Independent Public Accountants -- Arthur
Andersen LLP.........................................    21

Independent Auditors' Report -- Deloitte & Touche
LLP..................................................    22

Consolidated Balance Sheets as of December 28, 2002
and December 29, 2001................................    23

Consolidated Statements of Earnings for the Years
Ended December 28, 2002, December 29, 2001 and
December 30, 2000....................................    24

Consolidated Statements of Shareholders' Equity for
the Years Ended December 28, 2002, December 29, 2001
and December 30, 2000................................    25

Consolidated Statements of Cash Flows for the Years
Ended December 28, 2002, December 29, 2001 and
December 30, 2000....................................    26

Notes to Consolidated Financial Statements........... 27-42

Price Range of Common Stock and Dividends............    43

                                                UNIVERSAL FOREST PRODUCTS(R)   5

                            SELECTED FINANCIAL DATA

              (In thousands, except per share and statistics data)

                                            2002         2001         2000         1999         1998
                                         --------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS DATA
Net sales(1)...........................  $1,639,899   $1,530,353   $1,387,130   $1,432,601   $1,236,711
Gross profit...........................     230,410      211,479      187,013      178,387      145,973
Earnings before income taxes, minority
  interest and equity in earnings of
  investee.............................      62,115       54,300       50,375       51,537       43,034
Net earnings(3)........................      36,637       33,142       30,438       31,448       26,419
Diluted earnings per share(3)..........  $     1.97   $     1.63   $     1.49   $     1.48   $     1.28
Dividends per share....................  $    0.090   $    0.085   $    0.080   $    0.075   $    0.070
Weighted average shares outstanding
  with common stock equivalents........      18,619       20,377       20,477       21,186       20,613
CONSOLIDATED BALANCE SHEET DATA
Working capital........................  $  185,256   $  124,071   $  120,321   $  124,324   $   99,559
Total assets...........................     634,794      551,209      485,320      468,638      419,795
Total debt and capital lease
  obligations(2).......................     243,572      212,187      160,860      155,818      143,877
Shareholders' equity...................     263,000      230,862      235,769      214,562      191,583
STATISTICS
Gross profit as a percentage of net
  sales(1).............................        14.0%        13.8%        13.5%        12.4%        11.8%
Net earnings as a percentage of net
  sales(3).............................         2.2%         2.2%         2.2%         2.2%         2.1%
Return on beginning equity.............        16.0%        14.1%        14.4%        16.6%        22.8%
Current ratio..........................        2.70         2.10         2.50         2.36         2.21
Debt to equity ratio(2)................        0.93         0.92         0.68         0.73         0.75
Book value per common share............  $    14.90   $    13.04   $    12.02   $    10.65   $     9.29

-------------------------

(1) In 2001, we reclassified customer rebate expense from cost of goods sold to include it in net sales. Prior year amounts have been reclassified.

(2) Includes $36 million classified as temporary shareholders' equity in 2001 associated with a share redemption we completed in January 2002.

(3) In 2002, we adopted SFAS 142 and as a result we no longer recognize amortization expense associated with goodwill.

 6  UNIVERSAL FOREST PRODUCTS(R)

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

The manufactured housing industry is currently hampered by market conditions, including a high rate of repossessions and tightened credit policies. Significant lenders who previously provided financing to consumers of these products and industry participants have either restricted credit or exited the market. A continued shortage of financing to this industry could adversely affect our operating results.

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

A SIGNIFICANT PORTION OF OUR SALES ARE CONCENTRATED WITH ONE CUSTOMER. Our sales to The Home Depot comprised 30% and 33% of our total sales in 2002 and 2001, respectively.

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

WE MAY BE ADVERSELY AFFECTED BY THE IMPACT OF ENVIRONMENTAL AND SAFETY REGULATIONS. We are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. There can be no assurance that we are at all times in complete compliance with all of these requirements. We have made and will continue to make capital and other expenditures to comply with environmental regulations. If additional laws and regulations are enacted in the future which restrict our ability to manufacture and market our products, including our treated lumber products, it could adversely affect our sales and profits. If existing laws are interpreted differently, it could also increase the financial costs to us. Several states have proposed legislation to limit the uses of CCA treated lumber. (See Environmental Considerations and Regulations.)

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

                                                UNIVERSAL FOREST PRODUCTS(R)   7

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

programs include those materials which are most susceptible to adverse changes in the Lumber Market. Some vendor programs also allow us to carry a lower investment in inventories.

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

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price for the years ended December 28, 2002, December 29, 2001 and December 30, 2000.

                                                              RANDOM LENGTHS COMPOSITE
                                                                    AVERAGE $/MBF
                                                              -------------------------
                                                              2002      2001      2000
                                                              -------------------------
January.....................................................  $297      $269       $386
February....................................................   317       285        385
March.......................................................   339       306        382
April.......................................................   323       331        359
May.........................................................   312       411        326
June........................................................   302       365        331
July........................................................   306       325        308
August......................................................   291       336        289
September...................................................   279       309        287
October.....................................................   274       278        280
November....................................................   265       283        281
December....................................................   271       277        275
Annual average..............................................  $298      $315       $324
Annual percentage change....................................  (5.4%)    (2.8%)    (19.4%)

 8  UNIVERSAL FOREST PRODUCTS(R)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

In addition, a SYP composite price, which we prepare and use, is presented below. Sales of products produced using this species comprise up to fifty percent of our sales volume.

                                                                   SYP COMPOSITE
                                                                   AVERAGE $/MBF
                                                              -----------------------
                                                              2002     2001     2000
                                                              -----------------------
January.....................................................  $410     $369    $  488
February....................................................   434      393       490
March.......................................................   464      408       494
April.......................................................   457      427       483
May.........................................................   408      509       439
June........................................................   383      496       456
July........................................................   409      426       432
August......................................................   375      419       403
September...................................................   361      406       395
October.....................................................   357      365       384
November....................................................   354      371       374
December....................................................   375      371       378
Annual average..............................................  $399     $413      $435
Annual percentage change....................................  (3.4%)   (5.1%)   (13.2%)

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution and services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.

Our gross margins are impacted by both (1) the relative level of the Lumber Market (i.e. whether prices are higher or lower from comparative periods), and
(2) the trend in the market price of lumber (i.e. whether the price of lumber is increasing or decreasing within a period or from period to period). Moreover, as explained below, our products are priced differently. Some of our products have fixed selling prices, while the selling prices of other products are indexed to the reported Lumber Market with a fixed dollar adder to cover conversion costs and profits. Consequently, the level and trend of the Lumber Market impact our products differently.

Below is a general description of the primary ways in which our products are priced.

- Products with fixed selling prices. These products include value-added products such as decking and fencing sold to do-it-yourself/retail ("DIY/retail") customers, as well as trusses, wall panels and other components sold to the site-built construction market. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and eliminate or reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time periods and quantity limitations generally allow us to reprice our products for changes in lumber costs from our suppliers.

- Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products include treated lumber, remanufactured lumber and trusses sold to the manufactured housing industry. For these products, we estimate the customers' needs and carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices.

Changes in the trend of lumber prices have their greatest impact on those products that have significant inventory levels with low turnover rates. This particularly impacts treated lumber, which comprises almost twenty-five percent of our total

                                                UNIVERSAL FOREST PRODUCTS(R)   9

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

sales. In other words, the longer the period of time that products remain in inventory, the greater the exposure to changes in the price of lumber. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market and other similar products, due to the higher rate of inventory turnover.

In addition to the impact of Lumber Market trends on gross margins, changes in the level of the market cause fluctuations in gross margins when comparing operating results from period to period. This is explained in the following example, which assumes the price of lumber has increased from period one to period two, with no changes in the trend within each period.

                                                              PERIOD 1   PERIOD 2
                                                              -------------------
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

BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2002 and 2001 (see Note B to the consolidated financial statements for further details). These business combinations were accounted for using the purchase method.

COMPANY NAME                                             ACQUISITION DATE      BUSINESS DESCRIPTION
---------------------------------------------------------------------------------------------------------------------
Quality Wood Treating Co., Inc. ("Quality")..........    November 4, 2002      One facility in Prairie du Chien, WI
                                                                               which produces Everx(R) composite
                                                                               decking. We also entered into an
                                                                               exclusive treating services agreement
                                                                               with Quality.

J.S. Building Products, Inc..........................    September 9, 2002     One facility in Modesto, CA, which
                                                                               manufactures engineered roof trusses
                                                                               for the site-built construction
                                                                               market.

Inno-Tech Plastics, Inc. ("Inno-Tech")...............    April 10, 2002        One facility in Springfield, IL which
  -- Entered into exclusive licensing agreement and                            manufactures "wood alternative"
     acquired certain assets.                                                  products.

Pinelli-Universal S. de R.L. de C.V. ("Pinelli").....    January 15, 2002      One facility in Durango, Durango,
  -- Purchased additional 5% interest.                                         Mexico which manufactures molding and
                                                                               millwork products.

P&R Truss Company, Inc. and P&R Truss-Sidney, Inc....    October 15, 2001      Facilities in Auburn, Chaffee, Hudson
  (collectively "P&R").                                                        and Sidney, NY, which manufacture
                                                                               engineered roof trusses used in
                                                                               site-built construction.

Superior Truss Division of Banks Corporation
  ("Superior").......................................    June 1, 2001          Facilities in Syracuse, IN and
                                                                               Minneota, MN which manufacture
                                                                               engineered wood products used in
                                                                               site-built construction.

 10  UNIVERSAL FOREST PRODUCTS(R)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

COMPANY NAME                                             ACQUISITION DATE      BUSINESS DESCRIPTION
---------------------------------------------------------------------------------------------------------------------
Sunbelt Wood Components ("Sunbelt")..................    April 3, 2001         Facilities in New London, NC;
                                                                               Haleyville, AL; Ashburn, GA; and
                                                                               Glendale, AZ which manufacture roof
                                                                               trusses used in manufactured housing.
D&R Framing Contractors ("D&R")......................    February 28, 2001     One facility in Englewood, CO. Framer
  -- Purchased 50% of the assets.                                              serving the site-built construction
                                                                               market.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

                                                                             YEARS ENDED
                                                              ------------------------------------------
                                                              DECEMBER 28,   DECEMBER 29,   DECEMBER 30,
                                                                  2002           2001           2000
                                                              ------------------------------------------
Net sales...................................................     100.0%         100.0%         100.0%
Cost of goods sold..........................................      86.0           86.2           86.5
                                                                 -----          -----          -----
Gross profit................................................      14.0           13.8           13.5
Selling, general, and administrative expenses...............       9.7            9.5            9.0
                                                                 -----          -----          -----
Earnings from operations....................................       4.3            4.3            4.5
Interest, net...............................................     (0.7)          (0.8)          (0.9)
Gain on sale of assets......................................       0.1            0.0            0.0
                                                                 -----          -----          -----
Earnings before income taxes, minority interest and equity
  in earnings of investee...................................       3.7            3.5            3.6
Income taxes................................................       1.4            1.3            1.4
                                                                 -----          -----          -----
Earnings before minority interest and equity in earnings of
  investee..................................................       2.3            2.2            2.2
Minority interest...........................................     (0.1)            0.0            0.0
Equity in earnings of investee..............................       0.0            0.0            0.0
                                                                 -----          -----          -----
Reported net earnings.......................................       2.2%           2.2%           2.2%
  Add: Goodwill amortization, net of tax....................       0.0            0.2            0.2
                                                                 -----          -----          -----
  Adjusted net earnings.....................................       2.2%           2.4%           2.4%
                                                                 =====          =====          =====

NET SALES

We engineer, manufacture, treat, distribute and install lumber, composite, plastic and other building products for the DIY/retail, site-built construction, manufactured housing, industrial and other lumber markets. Our strategic sales objectives include:

- Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users and engineered wood products to the site-built construction market. Engineered wood products include roof trusses, wall panels and floor systems.

- Increasing sales of "value-added" products. Value-added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood products and "wood alternative" products. One of our goals is to achieve a ratio of value-added sales to total sales of at least 50%. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

- Maximizing profitable top-line sales growth while increasing DIY/retail market share.

                                               UNIVERSAL FOREST PRODUCTS(R)   11

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

- Maintaining manufactured housing market share.

The following table presents, for the periods indicated, our net sales (in thousands) and percentage of total net sales by market classification.

                                                                     YEARS ENDED
                                          ------------------------------------------------------------------
                                          DECEMBER 28,           DECEMBER 29,           DECEMBER 30,
MARKET CLASSIFICATION                         2002         %         2001         %         2000         %
------------------------------------------------------------------------------------------------------------
DIY/retail..............................   $  761,688     46.5    $  738,218     48.3    $  659,663     47.6
Site-Built Construction.................      326,651     19.9       308,826     20.2       243,948     17.6
Manufactured Housing....................      292,394     17.8       280,208     18.3       291,191     21.0
Industrial and Other....................      259,166     15.8       203,101     13.2       192,328     13.8
                                           ----------    -----    ----------    -----    ----------    -----
Total...................................   $1,639,899    100.0    $1,530,353    100.0    $1,387,130    100.0
                                           ==========    =====    ==========    =====    ==========    =====

-------------------------

Note: During 2002, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.

The following table estimates, for the periods indicated, our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

                                                                             % CHANGE
                                                              ---------------------------------------
                                                              IN SALES   IN SELLING PRICES   IN UNITS
                                                              ---------------------------------------
2002 versus 2001............................................     +7%            -2%             +9%
2001 versus 2000............................................    +10%            -3%            +13%
2000 versus 1999............................................     -3%            -6%             +3%

The increase in unit sales in 2002 was due to the consolidation of Pinelli, business combinations we completed, and organic growth achieved by our existing plants totaling approximately 3%. The decrease in overall selling prices was attributable to the Lumber Market. Changes in sales by market are discussed below.

The increase in unit sales in 2001 was due to business combinations we completed and organic growth achieved by our existing plants totaling approximately 7%. The decrease in overall selling prices was attributable to the Lumber Market. Changes in sales by market are discussed below.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                              VALUE-ADDED   COMMODITY-BASED
                                                              -----------------------------
2002........................................................     50.8%           49.2%
2001........................................................     48.4%           51.6%
2000........................................................     44.2%           55.8%

The increase in our ratio of value-added sales to total sales in 2002 compared to 2001 was primarily due to a 12% increase in value-added sales while commodity-based sales remained relatively flat. Value-added sales increased primarily due to increased unit sales of engineered wood products, the consolidation of Pinelli which manufactures molding, millwork, and industrial products and other specialty products supplied to the DIY/retail market.

The increase in our ratio of value-added sales to total sales in 2001 compared to 2000 was primarily due to a 21% increase in value-added sales while commodity-based sales remained relatively flat. Value-added sales increased primarily due to increased unit sales of engineered wood products to the site-built construction market, truss sales to the manufactured housing market and fencing and decking to the DIY/retail market.

 12  UNIVERSAL FOREST PRODUCTS(R)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

DIY/RETAIL:

We have developed strong relationships with national retail customers due to our ability to provide quality products and a high level of service at competitive prices. The most significant is our long standing relationship with The Home Depot, which comprised 30% of our total sales and 65% of our DIY/retail sales in 2002.

Net sales to the DIY/retail market increased 3% in 2002 compared to 2001, primarily due to the acquisitions of P&R, Quality and Inno-Tech (see Business Combinations). Organic growth out of our existing operations was offset by lower overall selling prices due to the Lumber Market.

Net sales to the DIY/retail market increased 12% in 2001 compared to 2000, primarily due to growth in sales to The Home Depot. Our sales to The Home Depot increased 14% due to unit sales increases across several regions in all product lines.

SITE-BUILT CONSTRUCTION:

Net sales to the site-built construction market increased 6% in 2002 compared to 2001 primarily due to the acquisition of Superior (see Business Combinations). Organic growth achieved out of existing operations was substantially offset by lower selling prices due to the Lumber Market.

Net sales to the site-built construction market increased 27% in 2001 compared to 2000 primarily due to several acquisitions we completed during 2001 (see Business Combinations) combined with 11% growth out of our existing operations.

MANUFACTURED HOUSING:

Net sales to the manufactured housing market increased 4% in 2002 compared to 2001 despite a 13% decline in industry shipments. We improved our market share by utilizing certain assets acquired from Sunbelt (see Business Combinations) for the full year and increasing our sales to modular home producers.

Net sales to the manufactured housing market decreased 4% in 2001 compared to 2000 due to a decline in selling prices resulting from the Lumber Market. Our unit sales remained relatively flat, despite a 23% decline in industry shipments, primarily due to our acquisition of Sunbelt in April 2001 (see Business Combinations).

INDUSTRIAL AND OTHER:

Net sales to industrial and other increased 28% in 2002 compared to 2001 due to the consolidation of Pinelli, combined with 15% unit sales growth out of our existing plants. In January 2002, we acquired an additional 5% ownership interest in Pinelli. As a result of this transaction, we obtained additional rights of control and began consolidating Pinelli in the 2002 consolidated financial statements.

Net sales to industrial and other increased 6% in 2001 compared to 2000. This resulted from re-directing sales efforts and manufacturing capacity at certain plants due to the downturn in the manufactured housing market and our continued efforts to increase market share. We anticipated stronger growth in 2001, but the slowing economy had a significant impact on many of our customers, particularly those in the technology sector.

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales increased in 2002 compared to 2001. This increase was primarily due to an increase in sales of value-added products, offset in part by a dramatic decline in lumber prices during our peak selling season which adversely impacted our gross margins on products not covered under managed inventory programs. As previously discussed, a declining trend in lumber prices adversely impacts margins on products whose selling prices are indexed to the Lumber Market.

Gross profit as a percentage of net sales increased in 2001 compared to 2000. This increase was primarily due to an increase in our ratio of sales of value-added products, particularly sales of engineered wood products to the site-built construction market, trusses to the manufactured housing market and fencing and decking to the DIY/retail market. These positive effects were offset by margin pressure in the site-built construction market as activity in several regions softened.

                                               UNIVERSAL FOREST PRODUCTS(R)   13

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") as a percentage of net sales increased to 9.7% in 2002 compared to 9.5% in 2001. On a pro forma basis, excluding amortization of goodwill in 2001, the percentage was 9.3%. This increase was primarily due to new acquisitions that have comparatively higher selling and design costs, combined with increases in insurance costs and incentive compensation.

Effective December 30, 2001 (the first day of our fiscal year ending December 28, 2002), we adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement changed the accounting and reporting for goodwill and other intangible assets. Goodwill is no longer amortized, however tests for impairment are performed annually and if a triggering event occurs.

SG&A as a percentage of net sales increased to 9.5% in 2001 compared to 9.0% in 2000. This increase was primarily due to an increase in compensation and related benefit costs from a higher headcount, an increase in consulting costs associated with certain projects, and losses from the sale or impairment of idle assets.

INTEREST, NET

Net interest costs were lower in 2002 compared to 2001. Although we had a higher average debt balance as a result of increased working capital, acquisitions and the repurchase of shares from our largest shareholder, this was offset by a decrease in short-term borrowing rates on variable rate debt. The average interest rate on our primary revolving credit facility was 2.3% and 4.7% for 2002 and 2001, respectively.

Net interest costs were lower in 2001 compared to 2000. Although we had a higher average debt balance due to acquisitions in 2001, this was offset by a decrease in short-term borrowing rates on variable rate debt. The average interest rate on our primary revolving credit facility was 4.7% and 7.1% for 2001 and 2000, respectively.

GAIN ON SALE OF ASSETS

During the second quarter of 2002, we sold our corporate airplane and recognized a gain of $1.1 million on the sale, and entered into an operating lease for a replacement airplane.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.

Our effective tax rate increased to 37.0% in 2002 from 36.1% in 2001. This increase primarily resulted from an increase in our state income tax rate in 2002 and certain tax credits recognized in the third and fourth quarters of 2001. These increases were offset somewhat by the effect of no longer amortizing goodwill, which resulted in a permanent tax difference in 2001.

Our effective tax rate declined to 36.1% in 2001 from 38.1% in 2000. This decline primarily resulted from a permanent tax difference associated with our 50% investment in D&R and recognizing the benefits of certain tax credits in the third and fourth quarters of 2001.

OFF-BALANCE SHEET TRANSACTIONS

We have no significant off-balance sheet transactions other than operating leases.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities decreased by over $61 million in 2002 compared to 2001. This decrease was primarily due to:

- An increase in our inventory levels relative to sales. In November and December 2002, our purchasing managers took advantage of the historically low level of the Lumber Market and increased inventory levels. The product purchased during this period is expected to be sold in the first quarter of 2003. In addition, inventory levels increased in 2002 as a result of

 14  UNIVERSAL FOREST PRODUCTS(R)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

  both inclement weather reducing sales in November and December and additional inventory purchased to utilize capacity created with our treating services agreement with Quality (see Business Combinations).

- An increase in our accounts receivable as a result of extending our payment terms with The Home Depot by an additional 15 days.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle increased to 47 days in 2002 from 44 days in 2001. This increase was primarily due to a longer receivables cycle resulting from extended payment terms with The Home Depot. This was offset slightly by an extension in our payables cycle.

Capital expenditures totaled $31 million in 2002. These expenditures included $7 million of real estate purchases, along with several projects to improve efficiencies and expand manufacturing capacity at existing plants. On December 28, 2002, outstanding purchase commitments on capital projects totaled $1 million. We intend to satisfy these commitments utilizing our revolving credit facility.

We spent approximately $18 million in 2002 related to acquisitions which are discussed earlier under the caption Business Combinations. We funded the purchase price of these acquisitions using our revolving credit facility.

We issued almost $59 million of long-term debt in the fourth quarter of 2002 consisting of $40 million of unsecured notes due in December 2012 at an interest rate of 6.16%; $15 million of unsecured notes due in December 2009 at an interest rate of 5.63%; and $3.7 million of industrial development revenue bonds due in December 2022 bearing interest at a variable rate. The proceeds from these debt issuances were used to reduce the amounts outstanding on our revolving credit facility.

We spent approximately $40 million to repurchase our common stock, including the purchase of 2 million shares from our largest shareholder for $36 million in January 2002.

During the fourth quarter of 2002, we refinanced our revolving credit facility and extended its maturity from November 2003 to November 2005. On December 28, 2002, we had $53 million outstanding on this facility, which has a total availability of $200 million less amounts reserved for outstanding letters of credit totaling $17.9 million. Financial covenants on the facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 28, 2002.

ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

We are self-insured for environmental impairment liability through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Insurance reserves have been established to cover remediation activities at our Union City, GA; Stockertown, PA; Elizabeth City, NC; Auburndale, FL; and Schertz, TX wood preservation facilities. In August of 2002, we purchased property in Thornton, CA on which several old buildings existed. The environmental assessment indicated that these buildings contained small amounts of asbestos. A reserve has been established to cover the removal of the asbestos. Since we determined we will no longer operate the North East, MD facility as a wood preservation location, during the third quarter of 2002 we completed the process of closing the conditioning pad, in accordance with applicable regulations, and the reserve was reduced accordingly.

Including amounts from the captive insurance company, we have reserved amounts totaling approximately $1.9 million and $2.4 million on December 28, 2002 and December 29, 2001, respectively, representing the estimated costs to complete remediation efforts.

As part of its re-registration process and in response to allegations by certain environmental groups that CCA poses health risks, the EPA has been conducting a scientific review of CCA, a wood preservative we use to extend the useful life of wood fiber. On February 12, 2002, the EPA announced that the manufacturers of CCA preservative agreed to the re-registration

                                               UNIVERSAL FOREST PRODUCTS(R)   15

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

of CCA for certain industrial and commercial uses. The manufacturers agreed to voluntarily discontinue the registration of CCA for certain residential applications by December 31, 2003. All of our facilities are presently capable of using a new preservative to treat wood products.

In addition to the EPA review, an environmental group petitioned the Consumer Products Safety Commission ("CPSC") to ban the use of CCA treated wood in playsets. On February 7, 2003, the CPSC issued a staff report on its study of the risks of children playing on treated playsets. The study does not recommend removal of product, and proposes the CPSC take no further action until the EPA concludes its assessment. We have been assured by our vendors and by scientific studies that CCA treated lumber poses no unreasonable risks and its continued use should be permitted. The EPA, in its February 2002 press release concluded that there isn't any reason to remove or replace any CCA treated structures, including decks or playground equipment.

We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida and Louisiana. The complaints allege that CCA treated lumber is defective. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend this position. While our customer has charged us for certain expenses incurred in the defense of these claims, we have not formally accepted liability of these costs. We, along with others in the industry, were previously named as a defendant in the purported class action lawsuit in Louisiana. We have been dismissed from this litigation.

In addition, various special interest environmental groups have petitioned certain states requesting restrictions on the use or disposal of CCA treated products. The wood preservation industry trade groups are working with the individual states and their regulatory agencies to provide an accurate, factual background which demonstrates that the present method of uses and disposal is scientifically supported.

On December 28, 2002, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these legal proceedings.

BASIS OF PRESENTATION

When considering year-over-year growth statistics, it is important to note that our fiscal years 2002 and 2001 were comprised of 52 weeks, compared to 53 weeks in 2000.

CRITICAL ACCOUNTING POLICIES

In preparing our consolidated financial statements, we follow accounting principles generally accepted in the United States. These principles require us to make certain estimates and apply judgments that affect our financial position and results of operations. We continually review our accounting policies and financial information disclosures. Following is a summary of our more significant accounting policies that require the use of estimates and judgments in preparing the financial statements.

ACCOUNTS RECEIVABLE ALLOWANCES

We base our allowances related to receivables on historical credit and collections experience, and the specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances.

SELF-INSURANCE RESERVES

We are significantly self-insured for general liability, automobile, workers' compensation and certain employee health benefits. We are fully self-insured for environmental liabilities. The general liability, automobile, workers' compensation and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements at December 28, 2002. Our accounting policies with respect to the reserves are as follows:

- General liability, automobile and workers' compensation reserves are accrued based on actuarial valuations of the expected future liabilities.

 16  UNIVERSAL FOREST PRODUCTS(R)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

- Health benefits are self-insured by us up to our pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics and trends.

- The environmental reserve is based on known remediation activities at certain wood preservation facilities and the potential for undetected environmental matters at other sites. The reserve for known activities is based on expected future costs and is computed by in-house experts responsible for managing our monitoring and remediation activities. The reserve for potential undetected environmental matters is actuarially determined. (See Environmental Considerations and Regulations.)

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its fair value. In addition, we test goodwill for impairment by utilizing the discounted cash flow method, as well as comparing the results to other widely acceptable valuation methods.

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

DIY/RETAIL MARKET

The Building Material Research Institute forecasts an increase in retail sales from home centers and building supply outlets totaling over 7% in 2003. In addition, the consolidation within the DIY/retail industry is expected to continue as top performers continue to obtain additional market share. We feel we are in a position to continue to capitalize on these industry conditions as a result of our national presence, service capabilities that meet stringent customer requirements, and diversified product offering. We believe the following factors will help us achieve our growth objectives in 2003:

- We purchased a facility from Quality in November 2002 which produces Everx(R) composite decking.

- We entered into an exclusive treating services agreement with Quality, allowing us to increase our sales of treated wood products in the Midwest.

- We were awarded deck and fence installation business in several new regional markets.

Notwithstanding the information above, our long-term growth objectives may be impacted by the conversion to a new chemical used to preserve wood products. On February 12, 2002, the EPA announced that the registered manufacturers of CCA had agreed to voluntarily limit the future residential uses of CCA treated wood products by December 31, 2003. CCA treated products will still be permitted for a variety of industrial and non-residential applications. We will work closely with our customers in 2003 to achieve an orderly transition, however, if consumer demand for the new preservative is not as strong as the demand for the CCA treated products, it could have a significant adverse impact on our results of operations. (See Environmental Considerations and Regulations.)

SITE-BUILT CONSTRUCTION MARKET

As a result of higher unemployment levels and other economic factors, we expect the site-built construction market to be slightly "softer" than it was in 2002. However, we believe we will obtain additional market share in 2003 as a result of planned expansion into new geographic markets, a new truss manufacturing operation in Modesto, CA and a new venture to provide framing services for the multi-family construction market.

                                               UNIVERSAL FOREST PRODUCTS(R)   17

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

On a long-term basis, we believe the sale of engineered wood products will continue to grow because of the benefits these products provide builders over traditional carpentry methods employed on the job site, including cost advantages through more efficient labor, and consolidation toward large production-oriented builders, which tend to prefer the use of engineered products and who desire suppliers with a national presence.

We expect that business acquisitions will play a major role in our future growth in this market.

MANUFACTURED HOUSING MARKET

Manufactured Home Merchandiser, in its January 2003 edition, forecasted an increase in industry shipments to retailers of approximately 2% in 2003 reflecting a continuation of tight credit conditions, repossessions and weak economic factors. We believe we will maintain our current market share of trusses produced for HUD code homes and plan to continue efforts to gain share in the modular market.

INDUSTRIAL AND OTHER

One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant growth opportunities. To take advantage of these opportunities, we plan to continue to obtain market share through an internal growth strategy utilizing our current manufacturing capabilities and dedicated industrial sales force. On a long-term basis, we plan to evaluate strategic acquisition opportunities.

GROSS PROFIT

We believe the following factors may impact our gross profits in the future:

- We have a long-term goal of continuing to increase our ratio of value-added sales to total sales, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective. However, achievement of this goal is dependent, in part, upon certain factors that are beyond our control. (See Impact of the Lumber Market on Our Operating Results.)

- Our ability to increase sales and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity and quality of products provide an added value to our customers. If our customers are unwilling to pay for the additional services, our sales and gross margins may be reduced.

- The conversion to a new chemical to preserve wood products may impact our margins in the event consumer demand for the new preservatives is not as strong as the demand for CCA treated products. The new chemical is expected to increase the cost of our products by approximately 10-20%. (See Environmental Considerations and Regulations.)

- We expect activity in the site-built construction market to be "softer" in 2003. This may cause pressure on pricing and gross margins in certain regions.

- Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber impact our gross margins. (See Impact of the Lumber Market on Our Operating Results.)

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

SG&A costs have increased as a percentage of sales in recent years, in part, due to acquisitions of engineered wood product manufacturers which have extensive engineering and design costs. SG&A costs as a percentage of sales may continue to increase in the future as sales of engineered wood products and specialty wood packaging become a greater percentage of our total business. However, we strive to achieve economies of scale in other administrative departments as sales growth objectives are met.

LIQUIDITY AND CAPITAL RESOURCES

Management expects to spend approximately $42 million on capital expenditures in 2003 and incur depreciation and amortization of approximately $27 million. Besides "maintenance" capital expenditures totaling approximately $22 million, we plan to spend an additional $20 million to expand the business and create operating efficiencies.

 18  UNIVERSAL FOREST PRODUCTS(R)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

We have no present intention to change our dividend policy, which is currently $0.045 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.7 million shares as of December 28, 2002.

We are obligated to pay amounts due on long-term debt totaling approximately $6.5 million in 2003.

We have a $200 million unsecured revolving credit facility used to support certain outstanding letters of credit and fund seasonal working capital requirements and growth. We believe our peak seasonal working capital requirements will consume an additional $80 million of this availability through June of 2003 and then decrease for the balance of the year in line with historical trends. We plan to finance our capital requirements by using this revolving credit facility.

                                               UNIVERSAL FOREST PRODUCTS(R)   19

                         REPORT OF INDEPENDENT AUDITORS

To The Shareholders and Board of Directors of Universal Forest Products, Inc.:

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. and subsidiaries as of December 28, 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Universal Forest Products, Inc. for the year ended December 29, 2001 were audited by other auditors who have ceased operations and whose report dated January 25, 2002 expressed an unqualified opinion on those statements.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 28, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Universal Forest Products, Inc. as of December 29, 2001, and for the year then ended, were audited by other auditors who have ceased operations. As described in Note C, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards (Statement) No. 142, Goodwill and Other Intangible Assets, which was adopted by the Company as of December 30, 2001. Our audit procedures with respect to the adjusted net earnings and adjusted earnings-per-share as shown on the consolidated statement of earnings and as described in Note C with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in 2001 related to goodwill as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-share amounts. In our opinion, the disclosures for 2001 as shown on the consolidated statement of earnings and described in Note C are appropriate. However, we were not engaged to audit, review or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note C to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ ERNST & YOUNG LLP
Grand Rapids, Michigan
January 24, 2003

 20  UNIVERSAL FOREST PRODUCTS(R)

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 10-K for the year ended December 29, 2001. This opinion has not been reissued by Arthur Andersen LLP.

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

/s/ ARTHUR ANDERSEN LLP
Grand Rapids, Michigan
January 25, 2002

                                               UNIVERSAL FOREST PRODUCTS(R)   21

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the consolidated balance sheet of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and the related consolidated statements of earnings, shareholders' equity, and cash flows for the fiscal year ended December 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 30, 2000 and the results of their operations and their cash flows for the fiscal year ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Grand Rapids, Michigan
January 29, 2001

 22  UNIVERSAL FOREST PRODUCTS(R)

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                           DECEMBER 28,   DECEMBER 29,
                                                                 NOTE          2002           2001
                                                              ----------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................                $  13,454      $  22,887
  Restricted cash equivalents...............................                    1,383
  Accounts receivable (net of allowances of $2,427 and
    $1,803).................................................                  105,217         86,256
  Inventories:
    Raw materials...........................................                   83,557         41,061
    Finished goods..........................................                   82,449         79,708
                                                                            ---------      ---------
                                                                              166,006        120,769
  Other current assets......................................                    2,041          2,546
  Prepaid income taxes......................................  M                 5,075          1,629
  Deferred income taxes.....................................  M                   921            879
                                                                            ---------      ---------
    TOTAL CURRENT ASSETS....................................                  294,097        234,966
OTHER ASSETS................................................  F, K              6,738         11,585
GOODWILL....................................................  B, C            126,299        119,550
NON-COMPETE AND LICENSING AGREEMENTS
  (net of accumulated amortization of $2,463 and $3,644)....  B, C              4,516          3,446
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements.....................................  E                47,102         41,188
  Buildings and improvements................................  E               113,316        103,233
  Machinery, equipment and office furniture.................  E               157,004        139,704
  Construction in progress..................................                   11,077          2,758
                                                                            ---------      ---------
                                                                              328,499        286,883
  Less accumulated depreciation and amortization............  E              (125,355)      (105,221)
                                                                            ---------      ---------
    PROPERTY, PLANT AND EQUIPMENT, NET......................                  203,144        181,662
                                                                            ---------      ---------
TOTAL ASSETS................................................                $ 634,794      $ 551,209
                                                                            =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt...........................................  D             $   1,758      $   1,402
  Accounts payable..........................................                   57,515         46,862
  Accrued liabilities:
    Compensation and benefits...............................  L                36,610         34,029
    Other...................................................                    6,463          8,187
  Current portion of long-term debt and capital lease
    obligations.............................................  D, E              6,495         20,415
                                                                            ---------      ---------
    TOTAL CURRENT LIABILITIES...............................                  108,841        110,895
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current
  portion...................................................  D, E            235,319        154,370
DEFERRED INCOME TAXES.......................................  M                13,328          9,580
OTHER LIABILITIES...........................................  F, N             14,306          9,502
                                                                            ---------      ---------
    TOTAL LIABILITIES.......................................                  371,794        284,347
TEMPORARY SHAREHOLDERS' EQUITY:
  Value of shares subject to redemption agreement; 2,000,000
    shares issued and outstanding...........................  G                               36,000
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; shares authorized
    1,000,000; issued and outstanding, none
  Common stock, no par value; shares authorized 40,000,000;
    issued and outstanding, 17,741,982 and 17,787,860.......  G, H, I, J       17,742         17,788
  Additional paid-in capital................................  G, H, J          82,139         80,994
  Retained earnings.........................................                  164,221        132,677
  Accumulated other comprehensive earnings..................                      299            558
                                                                            ---------      ---------
                                                                              264,401        232,017
  Officers' stock notes receivable..........................  J                (1,401)        (1,155)
                                                                            ---------      ---------
    TOTAL SHAREHOLDERS' EQUITY..............................                  263,000        230,862
                                                                            ---------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................                $ 634,794      $ 551,209
                                                                            =========      =========

See notes to consolidated financial statements.

                                               UNIVERSAL FOREST PRODUCTS(R)   23

                      CONSOLIDATED STATEMENTS OF EARNINGS

                     (In thousands, except per share data)

                                                                               YEAR ENDED
                                                         ------------------------------------------------------
                                                                     DECEMBER 28,   DECEMBER 29,   DECEMBER 30,
                                                           NOTE          2002           2001           2000
                                                         ------------------------------------------------------
NET SALES..............................................               $1,639,899     $1,530,353     $1,387,130
COST OF GOODS SOLD.....................................  E,L           1,409,489      1,318,874      1,200,117
                                                                      ----------     ----------     ----------
GROSS PROFIT...........................................                  230,410        211,479        187,013
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........  C,E,H,K,L       158,299        145,722        124,391
                                                                      ----------     ----------     ----------
EARNINGS FROM OPERATIONS...............................                   72,111         65,757         62,622
INTEREST, NET:
  Interest expense.....................................  D                11,375         12,043         12,804
  Interest income......................................  J                  (297)          (586)          (557)
  Gain on sale of assets...............................                   (1,082)
                                                                      ----------     ----------     ----------
                                                                           9,996         11,457         12,247
                                                                      ----------     ----------     ----------
EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST AND
  EQUITY IN EARNINGS OF INVESTEE.......................                   62,115         54,300         50,375
INCOME TAXES...........................................  M                22,983         19,612         19,218
                                                                      ----------     ----------     ----------
EARNINGS BEFORE MINORITY INTEREST AND EQUITY IN
  EARNINGS OF INVESTEE.................................                   39,132         34,688         31,157
MINORITY INTEREST......................................                   (2,495)        (1,792)          (750)
EQUITY IN EARNINGS OF INVESTEE.........................                                     246             31
                                                                      ----------     ----------     ----------
REPORTED NET EARNINGS..................................                   36,637         33,142         30,438
  ADD: Goodwill amortization, net of tax...............                                   2,997          2,452
                                                                      ----------     ----------     ----------
  ADJUSTED NET EARNINGS................................               $   36,637     $   36,139     $   32,890
                                                                      ==========     ==========     ==========
REPORTED EARNINGS PER SHARE -- BASIC...................               $     2.04     $     1.68     $     1.52
  ADD: Goodwill amortization, net of tax...............                                    0.15           0.12
                                                                      ----------     ----------     ----------
  ADJUSTED EARNINGS PER SHARE -- BASIC.................               $     2.04     $     1.83     $     1.64
                                                                      ==========     ==========     ==========
REPORTED EARNINGS PER SHARE -- DILUTED.................               $     1.97     $     1.63     $     1.49
  ADD: Goodwill amortization, net of tax...............                                    0.15           0.12
                                                                      ----------     ----------     ----------
  ADJUSTED EARNINGS PER SHARE -- DILUTED...............               $     1.97     $     1.77     $     1.61
                                                                      ==========     ==========     ==========
WEIGHTED AVERAGE SHARES OUTSTANDING....................                   17,922         19,774         20,086
WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK
  EQUIVALENTS..........................................                   18,619         20,377         20,477

See notes to consolidated financial statements.

 24  UNIVERSAL FOREST PRODUCTS(R)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                (In thousands, except share and per share data)

                                                                           ACCUMULATED
                                                  ADDITIONAL                  OTHER        OFFICERS'
                                        COMMON     PAID-IN     RETAINED   COMPREHENSIVE   STOCK NOTES
                                         STOCK     CAPITAL     EARNINGS     EARNINGS      RECEIVABLE     TOTAL
                                        ------------------------------------------------------------------------
BALANCE AT DECEMBER 25, 1999..........  $20,212    $78,625     $115,327      $1,033         $  (635)    $214,562
Comprehensive earnings:
  Net earnings........................                           30,438
  Foreign currency translation
    adjustment........................                                         (173)
  Total comprehensive earnings........                                                                    30,265
Cash dividends -- $.080 per share.....                           (1,605)                                  (1,605)
Issuance of 79,664 shares under
  employee stock plans................       80        400                                                   480
Issuance of 2,100 shares under stock
  grant programs......................        2         30                                                    32
Repurchase of 635,411 shares..........     (635)                 (7,515)                                  (8,150)
Tax benefits from non-qualified stock
  options exercised...................                   5                                                     5
Issuance of officers' stock notes
  receivable..........................       60        740                                     (800)           0
Payments received on officers' stock
  notes receivable....................                                                          180          180
                                        -------    -------     --------      ------         -------     --------
BALANCE AT DECEMBER 30, 2000..........  $19,719    $79,800     $136,645      $  860         $(1,255)    $235,769
Comprehensive earnings:
  Net earnings........................                           33,142
  Foreign currency translation
    adjustment........................                                         (302)
  Total comprehensive earnings........                                                                    32,840
Cash dividends -- $.085 per share.....                           (1,683)                                  (1,683)
Issuance of 164,764 shares under
  employee stock plans................      165        705                                                   870
Issuance of 13,464 shares under stock
  grant programs......................       13        173                                                   186
Repurchase of 109,482 shares..........     (109)                 (1,427)                                  (1,536)
Tax benefits from non-qualified stock
  options exercised...................                 316                                                   316
Transfer to temporary equity..........   (2,000)                (34,000)                                 (36,000)
Payments received on officers' stock
  notes receivable....................                                                          100          100
                                        -------    -------     --------      ------         -------     --------
BALANCE AT DECEMBER 29, 2001..........  $17,788    $80,994     $132,677      $  558         $(1,155)    $230,862
Comprehensive earnings:
  Net earnings........................                           36,637
  Foreign currency translation
    adjustment........................                                         (259)
  Total comprehensive earnings........                                                                    36,378
Cash dividends -- $.090 per share.....                           (1,605)                                  (1,605)
Issuance of 133,125 shares under
  employee stock plans................      133        710                                                   843
Issuance of 7,877 shares under stock
  grant programs......................        8        125                                                   133
Repurchase of 199,435 shares..........     (199)                 (3,488)                                  (3,687)
Tax benefits from non-qualified stock
  options exercised...................                  22                                                    22
Issuance of officers' stock notes
  receivable..........................       12        288                                     (300)           0
Payments received on officers' stock
  notes receivable....................                                                           54           54
                                        -------    -------     --------      ------         -------     --------
BALANCE AT DECEMBER 28, 2002..........  $17,742    $82,139     $164,221      $  299         $(1,401)    $263,000
                                        =======    =======     ========      ======         =======     ========

See notes to consolidated financial statements.

                                               UNIVERSAL FOREST PRODUCTS(R)   25

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                 YEAR ENDED
                                                              -------------------------------------------------
                                                                     DECEMBER 28,   DECEMBER 29,   DECEMBER 30,
                                                              NOTE       2002           2001           2000
                                                              -------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................           $ 36,637       $ 33,142       $ 30,438
  Adjustments to reconcile net earnings to net cash from
    operating activities:
    Depreciation............................................  E          23,474         20,101         17,659
    Amortization of intangibles.............................  B, C        1,165          4,375          3,803
    Deferred income taxes...................................  M           3,102          4,587            237
    Net loss on sale or impairment of property, plant and
      equipment.............................................                702          1,445            422
    Changes in:
      Accounts receivable...................................            (16,489)       (11,753)        14,134
      Inventories...........................................            (40,780)        10,051         13,001
      Accounts payable......................................              9,638          9,891        (12,099)
      Accrued liabilities and other.........................               (820)         6,217           (590)
                                                                       --------       --------       --------
        NET CASH FROM OPERATING ACTIVITIES..................             16,629         78,056         67,005
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.................            (31,351)       (22,748)       (29,436)
  Purchase of licensing agreements..........................             (2,000)
  Acquisitions, net of cash received........................  B         (17,540)       (49,534)       (32,557)
  Proceeds from sale of property, plant and equipment.......              2,862          2,497          1,040
  Advances on notes receivable..............................                              (886)          (500)
  Collection of notes receivable............................                961            945            432
  Restricted cash equivalents...............................             (1,383)         1,364         (1,364)
  Purchases of other assets.................................               (321)          (132)          (306)
                                                                       --------       --------       --------
        NET CASH FROM INVESTING ACTIVITIES..................            (48,772)       (68,494)       (62,691)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings of short-term debt and revolving credit
    facilities..............................................  D          14,286         23,129          4,090
  Proceeds from issuance of long-term debt..................  D          58,700          2,500          7,045
  Repayment of long-term debt...............................  D          (8,482)       (10,697)        (7,888)
  Proceeds from issuance of common stock....................  H, I          843            870            480
  Distributions to minority shareholder.....................             (1,345)        (1,650)
  Dividends paid to shareholders............................             (1,605)        (1,683)        (1,605)
  Repurchase of common stock................................  H         (39,687)        (1,536)        (8,150)
                                                                       --------       --------       --------
        NET CASH FROM FINANCING ACTIVITIES..................             22,710         10,933         (6,028)
                                                                       --------       --------       --------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................             (9,433)        20,495         (1,714)
CASH AND CASH EQUIVALENTS,BEGINNING OF YEAR.................             22,887          2,392          4,106
                                                                       --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................           $ 13,454       $ 22,887       $  2,392
                                                                       ========       ========       ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................  D        $ 11,388       $ 12,303       $ 12,721
    Income taxes............................................  M          22,827         14,911         17,369
NON-CASH INVESTING ACTIVITIES:
  Property, plant and equipment acquired through capital
    leases..................................................  E                            247            220
  Officers' stock notes receivable..........................  J             300                           800
NON-CASH FINANCING ACTIVITIES:
  Note payable exchanged for non-compete....................  B           2,069
  Accounts receivable exchanged for a note receivable.......                                              441

See notes to consolidated financial statements.

 26  UNIVERSAL FOREST PRODUCTS(R)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We engineer, manufacture, treat, distribute and install lumber, composite, plastic and other building products for the do-it-yourself/retail ("DIY/retail"), site-built construction, manufactured housing, industrial and other markets. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, I-joists and other building products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships. All significant intercompany transactions and balances have been eliminated. The equity method of accounting is used for less than 50% owned affiliates.

INVESTMENT IN AFFILIATE

On December 18, 1998, one of our subsidiaries acquired a 45% interest in Pino Exporta, renamed to Pinelli Universal S. de R.L. de C.V. ("Pinelli"), a manufacturer of moldings and millwork products. Pinelli operates out of one facility in Durango, Durango, Mexico. We exchanged $3.0 million for our initial ownership interest of Pinelli, and accounted for our investment utilizing the equity method of accounting. In addition, we retained an option to acquire an additional 5% interest in Pinelli for $1 million. This option was extended and exercised on January 15, 2002. As a result of this transaction, we obtained additional rights of control and thus began consolidating the results of Pinelli in the 2002 consolidated financial statements. (See Note B.)

MINORITY INTEREST IN SUBSIDIARIES

Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest included in "Other Liabilities" reflects the original investment by these minority shareholders combined with their proportional share of the earnings or losses of these subsidiaries, net of dividends paid.

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2002, 2001 and 2000 relate to the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively. Fiscal years 2002 and 2001 were comprised of 52 weeks, and fiscal year 2000 was comprised of 53 weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

The estimated fair values of financial instruments have been determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments. Significant differences in fair market values and recorded values are disclosed in Note D. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The fair value estimates presented herein are based on pertinent information available to management as of December 28, 2002. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.

                                               UNIVERSAL FOREST PRODUCTS(R)   27

As a result of our cash management system, checks issued but not presented to our bank for payment creates negative cash balances. These negative balances are included in trade accounts payable and totaled $23.9 million and $18.8 million as of December 28, 2002 and December 29, 2001, respectively.

RESTRICTED CASH EQUIVALENTS

Unexpended proceeds from certain borrowings, that are restricted as to use, have been excluded from cash and cash equivalents. This cash is restricted for future capital projects financed with industrial development revenue bonds.

ACCOUNTS RECEIVABLE

We perform periodic credit evaluations of our customers and generally do not require collateral. Accounts receivable are generally due within 30 days.

INVENTORIES

Inventories are stated at the lower of average cost or market. The cost of inventories includes raw materials, direct labor and manufacturing overhead. Cost is determined on a first-in, first-out (FIFO) basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. Amortization of assets held under capital leases is included in depreciation and amortized over the shorter of the estimated useful life of the asset or the lease term. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements..................................    15 to 31.5 years
Land improvements...........................................       5 to 15 years
Machinery, equipment and office furniture...................        3 to 8 years

FOREIGN CURRENCY TRANSLATION

Our foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities are translated at exchange rates as of the balance sheet date and revenues and expenses are translated using weighted average rates, with translation adjustments included as a separate component of shareholders' equity.

SELF-INSURANCE RESERVES

We are significantly self-insured for general liability, automobile, workers' compensation, and certain employee health benefits. We are fully self-insured for environmental liabilities. The general liability, automobile, workers' compensation and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements at December 28, 2002. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical costs and changes in claims experience could cause these estimates to change in the future.

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

 28  UNIVERSAL FOREST PRODUCTS(R)

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE ALLOWANCES

Revenue is recognized at the time the product is shipped to the customer. Generally, title passes at the time of shipment. In certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

We base our allowances related to receivables on historical credit and collections experience, and the specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense amounted to approximately $2.4 million, $1.4 million and $1.5 million, for 2002, 2001 and 2000, respectively.

CUSTOMER REBATES

In 2001, the Emerging Issues Task Force ("EITF") released its consensus on Issue No. 00-22, Accounting for Points and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future ("EITF 00-22"). This consensus provides guidance on the classification of expenses related to customer rebate and refund obligations. We adopted EITF 00-22 effective with the first quarter 2001 and have reclassified prior periods to include customer rebates as a component of net sales.

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted (see Note I) utilizing the "treasury stock" method.

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

                                         2002                         2001                         2000
                              --------------------------   --------------------------   --------------------------
                              INCOME    SHARES     PER     INCOME    SHARES     PER     INCOME    SHARES     PER
                               (NUM-    (DENOM-   SHARE     (NUM-    (DENOM-   SHARE     (NUM-    (DENOM-   SHARE
                              ERATOR)   INATOR)   AMOUNT   ERATOR)   INATOR)   AMOUNT   ERATOR)   INATOR)   AMOUNT
                              ------------------------------------------------------------------------------------
NET EARNINGS................  $36,637                      $33,142                      $30,438
EPS -- BASIC
Income available to common
  stockholders..............   36,637   17,922    $2.04     33,142   19,774    $1.68     30,438   20,086    $1.52
                                                  =====                        =====                        =====
EFFECT OF DILUTIVE
SECURITIES
Options.....................               697                          603                          391
                                        ------                       ------                       ------
EPS -- DILUTED
Income available to common
  stockholders and assumed
  options exercised.........  $36,637   18,619    $1.97    $33,142   20,377    $1.63    $30,438   20,477    $1.49
                              =======   ======    =====    =======   ======    =====    =======   ======    =====

Options to purchase 749,771 shares of common stock at exercise prices ranging from $21.84 to $36.01 were outstanding at December 28, 2002, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

                                               UNIVERSAL FOREST PRODUCTS(R)   29

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

LONG-LIVED ASSETS

Prior to December 30, 2001, we evaluated the recoverability of our long-lived assets by determining whether unamortized balances could be recovered through undiscounted future operating cash flows over the remaining lives of the assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"). If the sum of the expected future cash flows was less than the carrying value of the assets, an impairment loss was recognized for the excess of the carrying value over the fair value. The estimated fair value was determined by discounting the expected future cash flows at a rate that would have been required for a similar investment with like risks.

Effective December 30, 2001 (the first day of our fiscal year ending December 28, 2002), we adopted SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supercedes SFAS 121, and the accounting and reporting provisions of the Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the provisions of SFAS 121 for recognition and measurement of impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The impact of adopting this standard has not been significant to our consolidated financial statements.

STOCK-BASED COMPENSATION

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), we continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted and stock purchased in 2002, 2001 and 2000 been determined under the fair value based method defined in SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                               2002      2001      2000
                                                              ---------------------------
Net Earnings:
  As Reported...............................................  $36,637   $33,142   $30,438
  Deduct: Compensation expense -- fair value method.........   (1,367)   (1,371)     (648)
                                                              -------   -------   -------
  Pro Forma.................................................  $35,270   $31,771   $29,790
                                                              =======   =======   =======
EPS -- Basic:
  As Reported...............................................  $  2.04   $  1.68   $  1.52
  Pro Forma.................................................  $  1.97   $  1.61   $  1.48
EPS -- Diluted:
  As Reported...............................................  $  1.97   $  1.63   $  1.49
  Pro Forma.................................................  $  1.92   $  1.56   $  1.45

The fair value of each option granted in 2002, 2001 and 2000 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                                                                2002        2001        2000
                                                              ---------------------------------
Risk Free Interest Rate.....................................       4.6%        4.6%        6.2%
Expected Life...............................................  5.0 years   4.5 years   6.1 years
Expected Volatility.........................................     27.52%      26.62%      27.09%
Expected Dividend Yield.....................................      0.40%       0.40%       0.40%

 30  UNIVERSAL FOREST PRODUCTS(R)

USE OF ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. We believe our estimates to be reasonable; however, actual results could differ from these estimates.

RECLASSIFICATIONS

Certain reclassifications have been made in the 2001 and 2000 consolidated financial statements to conform to the classifications used in 2002.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146"). SFAS 146 addresses the timing of recognition and the related measurement of the costs associated with an exit or disposal activity that does not involve a discontinued operation. SFAS 146 requires that such costs that do not involve a discontinued operation should be included in income from continuing operations before income taxes in the income statement. Costs associated with an exit or disposal activity that involves a discontinued operation shall be included in the results of discontinued operations. SFAS 146 is effective for exit activities initiated after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). FIN 45 changes current practice in accounting for, and disclosure of, guarantees. FIN 45 will require certain guarantees to be recorded at fair value on our balance sheet, which is a change from current practice, which is generally to record a liability only when a loss is probable and reasonably estimable, as those terms are defined in SFAS No. 5, Accounting for Contingencies. FIN 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is another change from current practice. The disclosure requirements of FIN 45 are effective immediately and are included in Note N to the consolidated financial statements. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

B. BUSINESS COMBINATIONS

Each of the following business combinations have been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired, liabilities assumed and identifiable intangible assets as applicable based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets, including identifiable intangible assets, and assumed liabilities was recorded as goodwill in each transaction. For business combinations prior to June 30, 2001, we amortized goodwill on a straight-line basis over periods ranging from 20 to 40 years. Non-compete and licensing agreements are amortized on a straight-line basis over the term of the agreements. In July 2001, the FASB issued SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141 supercedes APB No. 16, Business Combinations, and requires that all business combinations be accounted for using the purchase method and further clarifies the criteria to recognize intangible assets separately from goodwill. The results of operations of each acquisition is included in our consolidated financial statements since the date it was acquired.

On November 4, 2002, one of our subsidiaries acquired a facility from Quality Wood Treating Co., Inc. ("Quality") in Prairie du Chien, WI, which produces Everx(R) composite decking. The total purchase price for the real estate, equipment, inventory, and intangible assets was approximately $14.7 million. Quality had composite decking net sales in fiscal 2001 totaling approximately $2 million. The purchase price allocation for this acquisition is preliminary and will be revised as final estimates of intangible asset values are made in accordance with SFAS 141.

In addition, we entered into a treating services agreement with Quality. Under the terms of this agreement, we purchased substantially all of the inventory of Quality for approximately $7.5 million, Quality agreed to provide exclusive treating services to us for a five year term, and we have agreed to monthly and annual minimum volumes.

On September 9, 2002, one of our subsidiaries acquired certain assets of J.S. Building Products, Inc., a site-built component manufacturer in Modesto, CA. The total purchase price for the assets was approximately $2.2 million. On

                                               UNIVERSAL FOREST PRODUCTS(R)   31

October 22, 2002, we purchased the real property from J.S. Building Products, Inc. where the operation is located. The total purchase price was $1.9 million. J.S. Building Products, Inc. had net sales of approximately $5 million in 2001. The purchase price allocation for this acquisition is preliminary and will be revised as final estimates of intangible asset values are made in accordance with SFAS 141.

On April 10, 2002, one of our subsidiaries acquired certain assets and entered into an exclusive licensing agreement with Inno-Tech Plastics, Inc. ("Inno-Tech"), which operates one facility in Springfield, IL. The total purchase price for these assets was approximately $4.1 million, allocating $2.1 million to net assets acquired and $2.0 million to a licensing agreement. Inno-Tech had net sales in fiscal 2001 totaling approximately $1.3 million.

On January 15, 2002, one of our subsidiaries acquired an additional 5% interest in Pinelli, increasing our ownership to 50%. The purchase price for the additional 5% was approximately $0.9 million, allocating $0.3 million to net assets acquired and $0.6 million to goodwill. As a result of this transaction, we obtained additional rights of control and thus began consolidating the results of Pinelli in the 2002 consolidated financial statements. In 2001, Pinelli had net sales of $31 million and net earnings of $0.6 million. In 2001 and 2000, we accounted for Pinelli under the equity method.

On October 15, 2001, one of our subsidiaries acquired the assets of P&R Truss Company, Inc. and the stock of P&R Truss-Sidney, Inc. (collectively "P&R"). P&R has plants in Auburn, Chaffee, Hudson and Sidney, NY. The total purchase price was approximately $21.0 million, allocating $10.4 million to net assets acquired, $0.7 million to non-compete agreements, and the remaining $9.9 million to goodwill. P&R had net sales in fiscal 2000 totaling approximately $23 million.

On June 1, 2001, three of our subsidiaries acquired certain assets of the Superior Truss Division of Banks Corporation ("Superior"). The assets include operations in Syracuse, IN and Minneota, MN. The total purchase price for the assets was approximately $11.0 million. Superior had net sales in fiscal 2000 totaling approximately $20 million.

On April 3, 2001, several of our subsidiaries acquired certain assets of the Sunbelt Wood Component Division ("Sunbelt") of Kevco, Inc. The assets included operations in New London, NC; Haleyville, AL; Ashburn, GA; and Glendale, AZ. The total purchase price for the assets was approximately $7.8 million. Sunbelt had net sales in fiscal 2000 totaling approximately $63 million.

On March 2, 2001, one of our subsidiaries acquired the remaining 50% of the stock of ECJW Holdings. The purchase price for this remaining 50% was approximately $3.5 million, allocating $1.1 million to net assets acquired and $2.4 million to goodwill.

On February 28, 2001, one of our subsidiaries acquired 50% of the assets of D&R Framing Contractors ("D&R") of Englewood, CO for approximately $7.6 million. D&R had net sales in fiscal 2000 totaling approximately $44 million.

The acquisitions in 2002 were not significant to the operating results individually nor in the aggregate, and thus pro forma results are not presented. The following unaudited pro forma consolidated results of operations for the year ended December 29, 2001 assumes the acquisitions of P&R, Superior and D&R occurred as of the beginning of the periods presented (in thousands, except per share data).

                                                                  YEAR ENDED
                                                               DECEMBER 29, 2001
                                                               -----------------
Net sales...................................................      $1,559,756
Net earnings................................................      $   34,739
Earnings per share:
  Basic.....................................................      $     1.76
  Diluted...................................................      $     1.70
Weighted average shares outstanding:
  Basic.....................................................          19,774
  Diluted...................................................          20,377

The pro forma results above include certain adjustments to give effect to amortization of goodwill, interest expense, compensation of management, certain other adjustments and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been completed as of the beginning of the period presented, nor are they necessarily indicative of future operating results. Pro forma results are not

 32  UNIVERSAL FOREST PRODUCTS(R)
presented for Sunbelt. We purchased certain assets of this operation out of Chapter 11 bankruptcy. As a result of substantial changes in the operations and customer base, pro forma results are not meaningful.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective December 30, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement changed the accounting and reporting for goodwill and other intangible assets. Goodwill is no longer amortized; however, tests for impairment are performed annually and if a triggering event occurs. The effect of applying the non-amortization provisions of SFAS 142 in 2001 and 2000 are shown separately on the accompanying consolidated statement of earnings. We tested for transition as well as annual impairment by utilizing the discounted cash flow method, as well as comparing the results to other widely acceptable valuation methods, none of which resulted in impairment of goodwill.

On December 28, 2002, non-compete assets totaled $4.7 million with accumulated amortization totaling $2.1 million, and licensing agreements totaled $2.3 million with accumulated amortization of $0.4 million.

Amortization expense for intangibles totaled $1.2 million for the year ended December 28, 2002. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2003........................................................   $997
2004........................................................    997
2005........................................................    997
2006........................................................    928
2007........................................................    415
Thereafter..................................................    182

The changes in the net carrying amount of goodwill for the year ended December 28, 2002 are as follows (in thousands):

Balance as of December 29, 2001.............................   $119,550
Goodwill acquired...........................................      6,386
Foreign currency translation effects and other, net.........        363
                                                               --------
Balances as of December 28, 2002............................   $126,299
                                                               ========

D. DEBT

On December 18, 2002, we completed a $55 million private placement of senior unsecured notes payable. The notes have an average life of over nine years and an average interest rate of 6.0%.

On November 25, 2002, we completed a three-year, $200 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $175 million and $20 million Canadian facilities. Borrowings under the revolver are charged interest at a rate of 125 basis points over the applicable Eurodollar rate. The average borrowing rate on these facilities in 2002 was 2.3%. The amount outstanding on the revolving credit facility is included in the long-term debt summary below.

On November 30, 2000, we completed an unsecured revolving credit facility totaling $20 million Canadian. Borrowings under the revolver were charged interest at a rate of 75 basis points over the bankers acceptance rate in 2001. The amount outstanding under the facility is included in the long-term debt summary below.

On November 13, 1998, we completed a five-year, $175 million unsecured revolving credit facility which includes amounts reserved for letters of credit. Borrowings under the revolver were charged interest at a rate of 50 basis points over the applicable Eurodollar rate. The average borrowing rates on this facility in 2001 and 2000 were 4.7% and 7.1%, respectively. The amount outstanding under the revolving credit facility is included in the long-term debt summary below.

Outstanding letters of credit extended on our behalf aggregated $31.1 million on December 28, 2002, which includes approximately $18.3 million related to industrial development revenue bonds.

                                               UNIVERSAL FOREST PRODUCTS(R)   33

Long-term debt and capital lease obligations are summarized as follows on December 28, 2002 and December 29, 2001 (amounts in thousands):

                                                                2002       2001
                                                              -------------------
1994 Senior unsecured notes, $5,714,000 due annually
  commencing May 1998 through May 2004, interest due
  semi-annually at 7.15%....................................  $ 11,429   $ 17,143
Series 1998-A Senior Notes Tranche A, due on December 21,
  2005, interest payable semi-annually at 6.69%.............    21,500     21,500
Series 1998-A Senior Notes Tranche B, due on December 21,
  2008, interest payable semi-annually at 6.98%.............    59,500     59,500
Series 1998-A Senior Notes Tranche C, due on December 21,
  2008, interest payable semi-annually at 6.98%.............    19,000     19,000
Series 2002-A Senior Notes Tranche A, due on December 18,
  2009, interest payable semi-annually at 5.63%.............    15,000
Series 2002-A Senior Notes Tranche B, due on December 18,
  2012, interest payable semi-annually at 6.16%.............    40,000
Revolving credit facility totaling $200 million due on
  November 25, 2005, interest due monthly at a floating rate
  (2.01% on December 28, 2002)..............................    53,383
Revolving credit facility totaling $175 million.............               26,883
Revolving credit facility totaling $20 million Canadian.....               11,974
Series 1998 Industrial Development Revenue Bonds, due on
  December 1, 2018, interest payable monthly at a floating
  rate (1.88% on December 28, 2002).........................     1,300      1,300
Series 1999 Industrial Development Revenue Bonds, due on
  July 1, 2029, interest payable monthly at a floating rate
  (1.79% on December 28, 2002)..............................     2,400      2,400
Series 1999 Industrial Development Revenue Bonds, due on
  August 1, 2029, interest payable monthly at a floating
  rate (1.65% on December 28, 2002).........................     3,300      3,300
Series 2000 Industrial Development Revenue Bonds, due on
  October 1, 2020, interest payable monthly at a floating
  rate (1.78% on December 28, 2002).........................     2,700      2,700
Series 2000 Industrial Development Revenue Bonds, due on
  November 1, 2020, interest payable monthly at a floating
  rate (1.79% on December 28, 2002).........................     2,400      2,400
Series 2001 Industrial Development Revenue Bonds, due on
  November 1, 2021, interest payable monthly at a floating
  rate (1.75% on December 28, 2002).........................     2,500      2,500
Series 2002 Industrial Development Revenue Bonds, due on
  December 1, 2022, interest payable monthly at a floating
  rate (1.72% on December 28, 2002).........................     3,700
Capital lease obligations, interest imputed at rates ranging
  from 7.25% to 8.00%.......................................       226      2,581
Other.......................................................     3,476      1,604
                                                              --------   --------
                                                               241,814    174,785
Less current portion........................................     6,495     20,415
                                                              --------   --------
Long-term portion...........................................  $235,319   $154,370
                                                              ========   ========

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 28, 2002.

 34  UNIVERSAL FOREST PRODUCTS(R)

On December 28, 2002, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2003........................................................  $  6,495
2004........................................................     6,225
2005........................................................    75,362
2006........................................................       477
2007........................................................       430
Thereafter..................................................   152,825
                                                              --------
                                                              $241,814
                                                              ========

On December 28, 2002, the estimated fair value of our long-term debt, including the current portion, was $248.5 million, which was $6.7 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. The estimated fair value of short-term debt included in current liabilities approximated the carrying value. This short-term debt is an operating line of credit held by one of our subsidiaries, which bears interest at the bank's prime lending rate plus 150 basis points (6.00% at December 28, 2002), and is collateralized by our subsidiaries' inventory and accounts receivable.

E. LEASES

Leased property included in the balance sheet on December 28, 2002 and December 29, 2001 is as follows (in thousands):

                                                              2002     2001
                                                              --------------
Land and improvements.......................................  $  19   $   19
Buildings and improvements..................................    161      161
Machinery and equipment.....................................    392    3,335
                                                              -----   ------
                                                                572    3,515
Less accumulated amortization...............................   (168)    (559)
                                                              -----   ------
                                                              $ 404   $2,956
                                                              =====   ======

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles and equipment under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancellable leases on December 28, 2002 are as follows (in thousands):

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES      TOTAL
                                                              -----------------------------
2003........................................................   $ 85      $ 8,982    $ 9,067
2004........................................................     56        6,747      6,803
2005........................................................     59        4,677      4,736
2006........................................................     58        2,499      2,557
2007........................................................                 757        757
Subsequent..................................................                  94         94
                                                               ----      -------    -------
Total minimum lease payments................................    258      $23,756    $24,014
                                                                         =======    =======
Less imputed interest.......................................    (32)
                                                               ----
Present value of minimum lease payments.....................   $226
                                                               ====

Rent expense was approximately $12.7 million, $11.2 million and $9.2 million in 2002, 2001 and 2000, respectively.

                                               UNIVERSAL FOREST PRODUCTS(R)   35

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

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to our 401(k) plan, including our stock. Investments in shares of our stock are made on a "phantom stock" basis, and may only be distributed in kind. Assets held by the Plan totaled approximately $1.9 million on December 28, 2002 and December 29, 2001, and are included in "Other Assets." Related liabilities totaled $3.4 million and $3.1 million on December 28, 2002 and December 29, 2001, respectively, and are included in "Other Liabilities." The assets are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of the phantom stock which is recorded at the market value on the date of deferral.

G. STOCK REDEMPTION AGREEMENT

During 2001, we entered into an agreement with our largest shareholder for the future redemption of 2 million shares of our outstanding stock at a price of $18 per share. The cost of the redemption was funded by our revolving credit facilities.

The shares subject to the agreement were classified on the balance sheet under temporary equity. On December 29, 2001, the shares subject to redemption were considered outstanding for the purpose of determining weighted average shares outstanding.

The redemption was completed on January 15, 2002.

H. COMMON STOCK

On June 1, 1993, shareholders approved the Incentive Stock Option Plan (the "Plan") for our officers. Options for the purchase of all 1,200,000 shares of our common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by us at the time of exercise and holds at least seventy-five percent of the individuals' shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2005 through 2008.

In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted 798 shares, 1,552 shares and 400 shares of stock under this Plan in 2002, 2001 and 2000, respectively, and recognized the market value of the shares at the date of issuance as an expense.

In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). In April 2002, shareholders approved the 2002 Employee Stock Purchase Plan ("2002 Stock Purchase Plan") to succeed the Stock Purchase Plan. The plans allow eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2002, 2001 and 2000, 13,125 shares, 12,264 shares and 19,664 shares, respectively, were issued under this Plan for amounts totaling approximately $243,000, $183,000 and $227,000, respectively.

The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, and is increased for dividends declared. We have accrued, in "Accrued Liabilities -- Other," approximately $370,000 and $300,000 on December 28, 2002 and December 29, 2001, respectively, for amounts incurred under this Plan.

 36  UNIVERSAL FOREST PRODUCTS(R)

In January 1997, we instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2002, 2001 and 2000, we issued 1,400 shares, 1,500 shares and 1,700 shares, respectively, and recognized the market value of the shares on the date of issuance as an expense.

On April 28, 1999, the shareholders approved the Long Term Stock Incentive Plan (the "1999 Plan") to succeed the 1997 Long Term Stock Incentive Plan (the "1997 Plan"). The 1999 Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. In 2002, 2001 and 2000, we granted stock options for 576,769 shares, 390,597 shares and 505,934 shares, respectively.

As of December 28, 2002, a total of 3,113,864 shares are reserved for issuance under the plans mentioned above and under Note I below.

On October 21, 1998, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 1,800,000 shares of our common stock. On October 18, 2000 and November 14, 2001, the Board of Directors authorized an additional 1,000,000 shares and 2,500,000 shares, respectively, to be repurchased under the program. In 2002, 2001 and 2000, we repurchased 2,199,435 shares, 109,482 shares and 635,411 shares, respectively, under these programs.

I. STOCK OPTIONS AND STOCK-BASED COMPENSATION

Stock options issued under the Long Term Stock Incentive Plan are granted to employees and officers at exercise prices which equaled or exceeded the market value of the stock on the date of grant. The options are exercisable from three to fifteen years from the date of grant and the recipients must be employed by us at the date of exercise.

Options were granted in 2000 at exercise prices which equaled or exceeded the market prices on the date of grant. Options to purchase 40,000 shares were granted in 2000 with a weighted average exercise price of $21.56 per share and a weighted average fair market price of $14.75 on the date of the grant. Options were granted in 2002 and 2001 with exercise prices which were equal to the market prices on the date of grant.

Stock option activity since the end of 1999 is summarized as follows:

                                                            SHARES OF          WEIGHTED           WEIGHTED
                                                          COMMON STOCK         AVERAGE          AVERAGE FAIR
                                                         ATTRIBUTABLE TO    EXERCISE PRICE    VALUE OF OPTIONS
                                                             OPTIONS          OF OPTIONS          GRANTED
                                                         -----------------------------------------------------
Outstanding on December 25, 1999.....................       1,317,515           $12.66
Granted..............................................         505,934           $13.22             $4.67
Exercised............................................         (60,000)          $ 4.25
Forfeited............................................        (101,911)          $15.96
                                                            ---------
Outstanding on December 30, 2000.....................       1,661,538           $12.95
Granted..............................................         390,597           $14.13             $4.15
Exercised............................................        (152,500)          $ 4.50
Forfeited............................................        (187,901)          $11.20
                                                            ---------
Outstanding on December 29, 2001.....................       1,711,734           $14.15
Granted..............................................         576,769           $22.48             $7.09
Exercised............................................        (120,000)          $ 5.00
Forfeited............................................         (62,629)          $17.02
                                                            ---------
Outstanding on December 28, 2002.....................       2,105,874           $16.86
                                                            =========

                                               UNIVERSAL FOREST PRODUCTS(R)   37

Options to purchase 20,000 shares were exercisable at December 28, 2002 with a weighted average price of $20.03. No options were exercisable on either December 29, 2001 or December 30, 2000. The following table summarizes information concerning options on December 28, 2002:

                                                                               WEIGHTED-AVERAGE
                                                                  NUMBER          REMAINING
RANGE OF EXERCISE PRICES                                        OUTSTANDING    CONTRACTUAL LIFE
-----------------------------------------------------------------------------------------------
$4.25 -- $10.00.............................................       250,000           4.02
$10.01 -- $14.00............................................       484,279           3.36
$14.01 -- $18.00............................................       393,713           3.33
$18.01 -- $21.00............................................       198,111           2.50
$21.01 -- $23.00............................................       454,771           4.89
$23.01 -- $25.00............................................       215,000           6.65
$25.01 -- $36.01............................................       110,000           9.27
                                                                 ---------
                                                                 2,105,874
                                                                 =========

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation -- Transition and Disclosure -- an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that addresses industry concerns related to applicability of current option pricing models to non-exchange traded employee option plans.

J. OFFICERS' STOCK NOTES RECEIVABLE

Officers' stock notes receivable represent notes obtained by us from certain officers for the purchase of our common stock. On April 30, 2002, we sold 12,555 shares of common stock to three officers in exchange for additional notes receivable totaling approximately $300,000. On April 21, 2000, we sold 60,376 shares of common stock to eight officers in exchange for additional notes receivable totaling almost $800,000. Interest on all of the outstanding notes range from fixed rates of five to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). Each loan is evidenced by a promissory note from the participating officer and is secured by all of the shares purchased with the loan proceeds. All loans are recourse loans. On December 28, 2002, payments on the notes are due as follows (in thousands):

2003........................................................    $   99
2004........................................................        57
2005........................................................        61
2006........................................................       173
2007........................................................       189
Thereafter..................................................       822
                                                                ------
                                                                $1,401
                                                                ======

As of August 1, 2002, we no longer issue notes to executive officers under this program.

K. LIFE INSURANCE

In September 1995, we acquired a second-to-die life insurance policy on our Chairman of the Board and his spouse, our largest shareholders. The death benefit on the policy totals $8.7 million and we are the beneficiary. We also maintain an officer's life insurance policy on the Chairman with a death benefit of $1.3 million. The cash surrender value on these policies on December 28, 2002 and December 29, 2001 is included in "Other Assets."

 38  UNIVERSAL FOREST PRODUCTS(R)

L. RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees excluding the employees of certain subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We contributed approximately $384,000, $682,000 and $546,000 in 2002, 2001 and
2000, respectively. In addition, we matched 50% of employee contributions in 2002, 2001 and 2000, on a discretionary basis, totaling $2.1 million, $1.8 million and $1.7 million in 2002, 2001 and 2000, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $11,000.

In addition, a wholly-owned subsidiary acquired in 1998 has a 401(k) plan for the benefit of substantially all of its employees. This subsidiary matched 50% of employee contributions, on a discretionary basis, totaling $583,000, $586,000 and $509,000 in 2002, 2001 and 2000, respectively.

M. INCOME TAXES

Income tax provisions for the years ended December 28, 2002, December 29, 2001, and December 30, 2000 are summarized as follows (in thousands):

                                                                 2002       2001       2000
                                                                -----------------------------
Currently payable:
  Federal...................................................    $17,196    $12,801    $16,688
  State and local...........................................      2,590      1,385      1,781
  Foreign...................................................       (509)       421        505
                                                                -------    -------    -------
                                                                 19,277     14,607     18,974
Net Deferred:
  Federal...................................................      1,753      4,430       (263)
  State and local...........................................        462        447       (189)
  Foreign...................................................      1,491        128        696
                                                                -------    -------    -------
                                                                  3,706      5,005        244
                                                                -------    -------    -------
                                                                $22,983    $19,612    $19,218
                                                                =======    =======    =======

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                                   2002       2001       2000
                                                                   --------------------------
Statutory federal income tax rate...........................       35.0%      35.0%      35.0%
State and local taxes (net of federal benefits).............        3.2        2.2        2.1
Goodwill....................................................                   1.1        1.2
Effect of minority owned interest in earnings of D&R........       (1.0)      (0.9)
Other, net..................................................       (0.2)      (1.3)      (0.2)
                                                                   ----       ----       ----
Effective income tax rate...................................       37.0%      36.1%      38.1%
                                                                   ====       ====       ====

We have no present intention of remitting undistributed earnings of certain foreign subsidiaries aggregating $8.2 million on December 28, 2002 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $948,000 would have been required.

                                               UNIVERSAL FOREST PRODUCTS(R)   39

Temporary differences which give rise to deferred tax assets and (liabilities) on December 28, 2002 and December 29, 2001 are as follows (in thousands):

                                                                  2002        2001
                                                                --------------------
  Employee benefits.........................................    $  4,369    $  4,483
  Foreign subsidiary net operating loss.....................          64         253
  Depreciation..............................................     (13,002)    (11,104)
  Inventory.................................................        (480)        257
  Accrued expenses..........................................         548         661
  All other, net............................................      (3,234)     (2,592)
                                                                --------    --------
                                                                 (11,735)     (8,042)
  Valuation allowance.......................................        (672)       (659)
                                                                --------    --------
                                                                $(12,407)   $ (8,701)
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

N. COMMITMENTS, CONTINGENCIES AND GUARANTEES

We are self-insured for environmental impairment liability through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Insurance reserves have been established to cover remediation activities at our Union City, GA; Stockertown, PA; Elizabeth City, NC; Auburndale, FL; and Schertz, TX wood preservation facilities. In August of 2002, we purchased property in Thornton, CA on which several old buildings existed. The environmental assessment indicated that these buildings contained small amounts of asbestos. A reserve has been established to cover the removal of the asbestos. Since we determined we will no longer operate the North East, MD facility as a wood preservation location, during the third quarter of 2002 we completed the process of closing the conditioning pad, in accordance with applicable regulations and the reserve was reduced accordingly.

Including amounts from the captive insurance company, we have reserved amounts totaling approximately $1.9 million and $2.4 million on December 28, 2002 and December 29, 2001, respectively, representing the estimated costs to complete remediation efforts.

As part of its re-registration process and in response to allegations by certain environmental groups that CCA poses health risks, the EPA has been conducting a scientific review of CCA, a wood preservative we use to extend the useful life of wood fiber. On February 12, 2002, the EPA announced that the manufacturers of CCA preservative agreed to the re-registration of CCA for certain industrial and commercial uses. The manufacturers agreed to voluntarily discontinue the registration of CCA for certain residential applications by December 31, 2003. All of our facilities are presently capable of using a new preservative to treat wood products.

In addition to the EPA review, an environmental group petitioned the Consumer Products Safety Commission ("CPSC") to ban the use of CCA treated wood in playsets. On February 7, 2003, the CPSC issued a staff report on its study of the risks of children playing on treated playsets. The study does not recommend removal of product, and proposes the CPSC take no further action until the EPA concludes its assessment. We have been assured by our vendors and by scientific studies that CCA treated lumber poses no unreasonable risks and its continued use should be permitted. The EPA, in its February 2002 press release concluded that there isn't any reason to remove or replace any CCA treated structures, including decks or playground equipment.

 40  UNIVERSAL FOREST PRODUCTS(R)

We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida and Louisiana. The complaints allege that CCA treated lumber is defective. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend this position. While our customer has charged us for certain expenses incurred in the defense of these claims, we have not formally accepted liability of these costs. We, along with others in the industry, were previously named as a defendant in the purported class action lawsuit in Louisiana. We have been dismissed from this litigation.

In addition, various special interest environmental groups have petitioned certain states requesting restrictions on the use or disposal of CCA treated products. The wood preservation industry trade groups are working with the individual states and their regulatory agencies to provide an accurate, factual background which demonstrates that the present method of uses and disposal is scientifically supported.

On December 28, 2002, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these legal proceedings.

On December 28, 2002, we had outstanding purchase commitments on capital projects of approximately $1.2 million.

We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.

In certain cases we jointly bid on contracts with framing companies to supply building materials to site-built construction projects. In some of these instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. Historically, we have not had any claims for indemnity from our sureties. As of December 28, 2002, we had approximately $9.8 million in outstanding performance bonds which expire during the next three to eighteen months.

We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If at the expiration of the initial lease term we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is less than $350,000.

On December 28, 2002, we had outstanding letters of credit totaling $31.1 million, primarily related to certain insurance contracts and industrial development revenue bonds.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $11 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that we have issued (see Note D). These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $18.3 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

Our wholly owned domestic subsidiaries have guaranteed the indebtedness of Universal Forest Products, Inc. in certain debt agreements, including the 1994 Senior Notes, Series 1998-A Senior Notes, Series 2002-A Senior Notes and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements (see Note D).

O. SEGMENT REPORTING

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

                                               UNIVERSAL FOREST PRODUCTS(R)   41
the products, distribution methods, customers and regulatory environments are similar. We have chosen to aggregate our divisions into one reporting segment. Our divisions operate manufacturing and treating facilities throughout North America.

In 2002, 2001 and 2000, 30%, 33% and 32% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

                                            2002                        2001                        2000
                                  ------------------------    ------------------------    ------------------------
                                                LONG-LIVED                  LONG-LIVED                  LONG-LIVED
                                                 TANGIBLE                    TANGIBLE                    TANGIBLE
                                  NET SALES       ASSETS      NET SALES       ASSETS      NET SALES       ASSETS
                                  --------------------------------------------------------------------------------
United States.................    $1,559,530     $181,761     $1,483,110     $172,407     $1,339,851     $161,773
Foreign.......................        80,369       28,121         47,243       20,840         47,279       17,609
                                  ----------     --------     ----------     --------     ----------     --------
Total.........................    $1,639,899     $209,882     $1,530,353     $193,247     $1,387,130     $179,382
                                  ==========     ========     ==========     ========     ==========     ========

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                              VALUE-ADDED   COMMODITY-BASED
                                                              -----------------------------
2002........................................................     50.8%           49.2%
2001........................................................     48.4%           51.6%
2000........................................................     44.2%           55.8%

Value added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood products and "wood alternative" products. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

P. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters during the years ended December 28, 2002 and December 29, 2001 (in thousands, except per share data):

                              FIRST                SECOND                 THIRD                FOURTH
                       -------------------   -------------------   -------------------   -------------------
                         2002       2001       2002       2001       2002       2001       2002       2001
                       -------------------------------------------------------------------------------------
Net sales............  $341,656   $284,069   $504,944   $485,153   $452,959   $431,861   $340,340   $329,270
Gross profit.........    51,277     43,119     68,623     66,397     61,665     56,182     48,845     45,781
Net earnings(1)......     6,082      4,977     15,354     14,238     10,644      9,808      4,557      4,119
Basic earnings per
  share(1)...........      0.33       0.25       0.86       0.72       0.60       0.50       0.26       0.21
Diluted earnings per
  share(1)...........      0.32       0.25       0.82       0.70       0.58       0.48       0.25       0.20

-------------------------
(1) In 2002, we adopted SFAS 142, therefore goodwill is no longer amortized.

 42  UNIVERSAL FOREST PRODUCTS(R)

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

FISCAL 2002                            HIGH     LOW       FISCAL 2001                            HIGH     LOW
----------------------------------------------------      ----------------------------------------------------
Fourth Quarter.......................  22.00   16.04      Fourth Quarter.......................  21.50   16.16
Third Quarter........................  24.14   17.47      Third Quarter........................  22.95   14.12
Second Quarter.......................  26.75   21.67      Second Quarter.......................  22.45   13.49
First Quarter........................  26.18   20.28      First Quarter........................  15.43   12.94

There were approximately 5,450 shareholders of record as of March 1, 2003.

In 2002, we paid dividends on our common stock of $.045 per share in June and $.045 per share in December. In 2001, we paid dividends on our common stock of $.040 per share in June and $.045 per share in December. We intend to continue with our current dividend policy for the foreseeable future.

                                               UNIVERSAL FOREST PRODUCTS(R)   43

                        DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Peter F. Secchia
Chairman of the Board
Universal Forest Products, Inc.
William G. Currie
Vice Chairman of the Board and
Chief Executive Officer
Universal Forest Products, Inc.
Dan M. Dutton
Chairman & CEO
Stimson Lumber Co.
John M. Engler
President of State and Local Government
EDS
John W. Garside
Chairman
Woodruff Coal Company
Philip M. Novell
Consultant
Compass Group
Louis A. Smith
President
Smith and Johnson, Attorneys, P.C.

OPERATIONS OFFICERS
Robert K. Hill
President
Universal Forest Products
Western Division, Inc.
C. Scott Greene
President
Universal Forest Products
Eastern Division, Inc.
Jeff A. Higgs
Executive Vice President
Site-Built
Universal Forest Products
Western Division, Inc.
Donald A. James
Executive Vice President
Site-Built
Universal Forest Products
Eastern Division, Inc.
Robert D. Coleman
Executive Vice President
Manufacturing
Universal Forest Products, Inc.

EXECUTIVE COMMITTEE
Peter F. Secchia
Chairman of the Board
William G. Currie
Vice Chairman of the Board and Chief Executive Officer
Michael B. Glenn
President and Chief Operating Officer
Michael R. Cole
Chief Financial Officer and Treasurer
Matthew J. Missad
Executive Vice President and Secretary

 44  UNIVERSAL FOREST PRODUCTS(R)