Form 10-K, Exhibit 13
period 2003-12-27
UNIVERSAL FOREST PRODUCTS INC
filed 2004-03-11
CIK 912767

                                                                               .
                                                                               .
                                                                               .

                         UNIVERSAL FOREST PRODUCTS, INC.
                              FINANCIAL INFORMATION

                                TABLE OF CONTENTS

                                                                                                  Page
                                                                                                  ----
Selected Financial Data.....................................................................          1

Management's Discussion and Analysis of Financial Condition
     and Results of Operations..............................................................       2-25

Report of Independent Auditors - Ernst & Young LLP..........................................      26-27

Report of Independent Public Accountants - Arthur Andersen LLP..............................         28

Consolidated Balance Sheets as of December 27, 2003
     and December 28, 2002..................................................................      29-30

Consolidated Statements of Earnings for the Years Ended
     December 27, 2003, December 28, 2002 and December 29, 2001.............................         31

Consolidated Statements of Shareholders' Equity for the Years Ended
     December 27, 2003, December 28, 2002 and December 29, 2001.............................      32-33

Consolidated Statements of Cash Flows for the Years Ended
     December 27, 2003, December 28, 2002 and December 29, 2001.............................      34-35

Notes to Consolidated Financial Statements..................................................      36-61

Price Range of Common Stock and Dividends...................................................         62

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data.)

                                                2003             2002             2001             2000             1999
                                            ------------     ------------     ------------     ------------     ------------
CONSOLIDATED STATEMENT OF EARNINGS
 DATA
 Net sales(1) ..........................    $  1,898,830     $  1,639,899     $  1,530,353     $  1,387,130     $  1,432,601
 Gross profit(1) .......................         257,986          230,410          211,479          187,013          178,387
 Earnings before income taxes,
   minority interest and equity in
   earnings of investee ................          65,792           62,115           54,300           50,375           51,537
 Net earnings(3) .......................          40,119           36,637           33,142           30,438           31,448
 Diluted earnings per share(3) .........    $       2.18     $       1.97     $       1.63     $       1.49     $       1.48
 Dividends per share ...................    $      0.095     $      0.090     $      0.085     $      0.080     $      0.075
 Weighted average shares
   outstanding with common
   stock equivalents ...................          18,379           18,619           20,377           20,477           21,186

CONSOLIDATED BALANCE SHEET DATA
 Working capital(4) ....................    $    190,435     $    185,256     $    124,071     $    120,321     $    124,324
 Total assets ..........................         684,757          638,874          551,209          485,320          468,638
 Total debt and capital lease
   obligations(2) ......................         213,186          243,572          212,187          160,860          155,818
 Shareholders' equity ..................         304,749          264,434          230,862          235,769          214,562

STATISTICS
 Gross profit as a percentage of
   net sales(1) ........................            13.6%            14.1%            13.8%            13.5%            12.5%
 Net earnings as a percentage of
  net sales(3) .........................             2.1%             2.2%             2.2%             2.2%             2.2%
 Return on beginning equity(5) .........            15.2%            13.7%            14.1%            14.2%            16.4%
 Current ratio .........................            2.34             2.64             2.10             2.50             2.36
 Debt to equity ratio(2) ...............            0.70             0.92             0.92             0.68             0.73
 Book value per common share ...........    $      17.11     $      14.90     $      13.04     $      12.02     $      10.65

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

(4)  Current assets less current liabilities.

(5) Net earnings divided by beginning shareholders' equity (including temporary shareholder's equity).

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

We advise you to read the issues discussed in Management's Discussion and Analysis in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 27, 2003. We are pleased to present this overview of 2003, which is discussed in three sections: the challenges we faced, the accomplishments we made, and our view of the future.

                                    OVERVIEW

In 2003, we faced several challenges:

- The manufactured housing industry experienced a 23% decline in production as a result of the tight credit conditions and repossessions which hampered the industry since the end of 1999.

- Inclement weather across the United States in the first quarter adversely impacted our operating efficiencies during that period.

- Difficult economic conditions, such as rising unemployment and declining consumer sentiment and manufacturing activity, impacted all of our markets for the first half of the year. The one bright spot, low interest rates, specifically attractive mortgage rates, helped housing starts and multi-family construction remain at historically high levels.

- Our wood preservation plants, along with the rest of the industry, converted from CCA to a new preservative in the third and fourth quarters of 2003, which brought several unique challenges. For example, each of our plants experienced production downtime in order to clean its cylinders and remove CCA; we had to work closely with our chemical suppliers to ensure we were able to achieve desired quality and efficiency standards; and we had to coordinate with our customers to ensure supply requirements were achieved. Each of these challenges required extensive management time, focus and cost.

We are pleased to say that our people managed through these challenges and achieved another year of strong results. We remained focused on our goals and delivered the following accomplishments:

- Our sales to the industrial market increased 20% for the year as we continue to obtain new accounts and develop packaging products that meet our customers' needs.

- We continue to increase our shipments to modular home producers, and developed several new products for manufacturing housing producers which will help them reduce costs.

- We acquired interests in two framing operations and began a joint venture with another. Some of our site-built construction customers prefer supply arrangements which allow them to purchase a complete package of components and framing services. Therefore, we expect to continue to investigate opportunities which enable us to supply complete packages of components and services to them.

- We expanded the production capacity of the EverX(R) (composite decking) manufacturing plant we acquired in November 2002. While we believe wood decking will continue to hold a dominant share of the market in the future, we also believe that composites will continue to be an important component of this market. The EverX(R) plant provides us with the opportunity to realize a portion of that growth.

- Following a year in which we completed several strategic acquisitions and large repurchases of our stock, we focused on our balance sheet, assimilating new operations and reducing debt levels.

- We sold several idle plants and non-operating subsidiaries in 2003, and in January 2004 we sold the shares we had invested in Nascor Inc., one of our subsidiaries, as we continue to stay focused on investing our resources in areas that help us best achieve our strategic goals.

As we look ahead, we see a variety of opportunities and trends that could benefit our position in each of our markets. We also see some familiar challenges that, historically, we have used as springboards for growth.

- The supply network of the industrial and site-built construction markets we serve are very fragmented, and customers continue to consolidate, particularly in the site-built construction market. Our history includes successfully serving consolidating markets such as the manufactured housing and do-it-yourself/retail ("DIY/retail") industries. As we grow our sales to the site-built construction and industrial markets this will help us achieve more balance and diversification which is the foundation upon which our strategy is built.

- In the short term, our wood preservation facilities will stay focused on achieving the high quality and efficiency standards we must hit to maintain our profitability and customer satisfaction. Historically, we have held a leadership position in these areas.

- In the long-term, there is some uncertainty whether demand for wood treated with the new preservative, ACQ, which is expected to increase consumer costs by 10% to 15%, will be less than it was for wood treated with CCA. We continue to believe that demand will not be materially changed.

- Providing framing services is a new business for us and as a result we expect to experience a learning curve. However, this area also presents exciting opportunities to create a competitive advantage and add value to our customer relationships.

- Recent signs suggest that the manufactured housing industry may have reached a bottom and that a slight recovery is possible. For example, in early 2003, Berkshire Hathaway acquired one of the industry's largest producers - Clayton Homes, Inc. - which in turn recently agreed to purchase Oakwood Homes, Inc. Oakwood is presently operating under Chapter 11 of the U.S. Bankruptcy Code. In addition, several lenders recently announced that they will begin providing financing to the industry.

In summary, we remain optimistic about the future of our business, markets and strategies, and our employee-owners remain focused on adding value for our customers, executing our strategies and meeting our goals.

                                  RISK FACTORS

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

The manufactured housing industry still suffers from difficult market conditions, including repossessions and tight credit conditions. Significant lenders who previously provided financing to consumers of these products and industry participants have either restricted credit or exited the market. While new lenders have announced intentions to enter this market, a continued shortage of financing to this industry could adversely affect our operating results.

Our ability to achieve growth in sales and margins to the site-built construction market is somewhat dependent on housing starts. If housing starts decline significantly, our financial results could be negatively impacted.

We are witnessing consolidation by our customers in each of the markets we serve. These consolidations will result in a larger portion of our sales being made to some customers and may limit the customer base we are able to serve.

A SIGNIFICANT PORTION OF OUR SALES ARE CONCENTRATED WITH ONE CUSTOMER. Our sales to The Home Depot comprised 30% of our total sales in 2003 and 2002.

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

WE MAY BE ADVERSELY AFFECTED BY THE IMPACT OF ENVIRONMENTAL AND SAFETY REGULATIONS. We are subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. There can be no assurance that we are at all times in complete compliance with all of these requirements. We have made and will continue to make capital and

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

other expenditures to comply with environmental regulations. If additional laws and regulations are enacted in the future, which restrict our ability to manufacture and market our products, including our treated lumber products, it could adversely affect our sales and profits. If existing laws are interpreted differently, it could also increase the financial cost to us. Several states have proposed legislation to limit the uses of CCA treated lumber. (See Notes to Consolidated Financial Statements, Footnote N "Commitments, Contingencies and Guarantees.")

SEASONALITY AND WEATHER CONDITIONS COULD ADVERSELY AFFECT US. Some aspects of our business are seasonal in nature and results of operations vary from quarter to quarter. Our treated lumber and outdoor specialty products, such as fencing, decking and lattice, experience the greatest seasonal effects. Sales of treated lumber, primarily consisting of Southern Yellow Pine ("SYP"), also experience the greatest Lumber Market risk (see "Historical Lumber Prices"). Treated lumber sales are generally at their highest levels between April and August. This sales peak, combined with capacity constraints in the wood treatment process, requires us to build our inventory of treated lumber throughout the winter and spring. (This also has an impact on our receivables balances, which tend to be significantly higher at the end of the second and third quarters.) Because sales prices of treated lumber products may be indexed to the Lumber Market at the time they are shipped, our profits can be negatively affected by prolonged declines in the Lumber Market during our primary selling season. To mitigate this risk, consignment inventory programs are negotiated with certain vendors that are intended to decrease our exposure to the Lumber Market by correlating the purchase price of the material with the related sell price to the customer. These programs include those materials which are most susceptible to adverse changes in the Lumber Market. Vendor programs also allow us to carry a lower investment in inventories.

The majority of our products are used or installed in outdoor construction activities; therefore, short-term sales volume, our gross margins and our profits can be negatively affected by adverse weather conditions. In addition, adverse weather conditions can negatively impact our productivity and costs per unit.

WE CONVERTED TO A NEW PRESERVATIVE TO TREAT OUR PRODUCTS IN THE THIRD AND FOURTH QUARTERS OF 2003. The manufacturers of CCA preservative voluntarily discontinued the registration of CCA for certain residential applications as of December 31, 2003. As a result, 21 of our 24 wood preservation facilities were converted to an alternate preservative, ACQ, in the third and fourth quarters of 2003. The remaining facilities were converted to either ACQ or borates during January 2004. On December 27, 2003, we had approximately $5.6 million of CCA-treated product in inventory, which we expect to sell at reasonable margins during the first quarter of 2004. The cost of ACQ is more than four times higher than the cost of CCA. We coordinated with our chemical suppliers and conducted extensive training with our plants to achieve the quality and chemical efficiency standards necessary to maintain profitability and customer satisfaction. In addition, we estimate the new preservative will increase the cost and sales price of our treated products by approximately 10% to

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

15%. While we believe treated products will be reasonably priced relative to alternative products such as composites or vinyl, consumer acceptance may be impacted which would in turn affect our future operating results. (See Note N, "Commitments, Contingencies and Guarantees.")

When analyzing this report to assess our future performance, please recognize the potential impact of the various factors set forth above.

                            HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price for the years ended December 27, 2003, December 28, 2002 and December 29, 2001.

                                        Random Lengths Composite
                                             Average $/MBF
                                        ------------------------
                                         2003     2002     2001
                                        ------   ------   ------
January..............................   $  278   $  297   $  269
February.............................      295      317      285
March................................      277      339      306
April................................      283      323      331
May..................................      278      312      411
June.................................      303      302      365
July.................................      302      306      325
August...............................      336      291      336
September............................      375      279      309
October..............................      325      274      278
November.............................      338      265      283
December.............................      327      271      277
Annual average.......................   $  310   $  298   $  314
Annual percentage change.............      4.0%    (5.1%)   (2.8%)

In addition, a SYP composite price, which we prepare and use, is presented below. Sales of products produced using this species comprise up to fifty percent of our sales volume.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

                                               SYP Composite
                                               Average $/MBF
                                     --------------------------------
                                      2003          2002        2001
                                     ------       -------      ------
January..........................    $  387       $   410      $  369
February.........................       394           434         393
March............................       392           464         408
April............................       410           457         427
May..............................       385           408         509
June.............................       384           383         496
July.............................       374           409         426
August...........................       398           375         419
September........................       437           361         406
October..........................       390           357         365
November.........................       410           354         371
December.........................       401           375         371
Annual average...................    $  397       $   399      $  413
Annual percentage change.........      (0.5%)        (3.4%)      (5.1%)

              IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.

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

- Products with fixed selling prices. These products include value-added products such as decking and fencing sold to DIY/retail customers, as well as trusses, wall panels and other components

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

    sold to the site-built construction market. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time periods and quantity limitations generally allow us to reprice our products for changes in lumber costs from our suppliers.

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

Changes in the trend of lumber prices have their greatest impact on the following products:

- Products that have significant inventory levels with low turnover rates, such as treated lumber, which comprises almost twenty-five percent of our total sales. In other words, the longer the period of time that products remain in inventory, the greater the exposure to changes in the price of lumber. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate this risk through certain vendor supply programs. (See "Risk Factors - Seasonality and weather conditions could adversely affect us" section.)

- Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices.

In addition to the impact of the Lumber Market trends on gross margins, changes in the level of the market cause fluctuations in gross margins when comparing operating results from period to period. This is explained in the following example, which assumes the price of lumber has increased from period one to period two, with no changes in the trend within each period.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

                                         Period 1     Period 2
                                         --------     --------
Lumber cost.........................     $    300     $    400
Conversion cost.....................           50           50
= Product cost......................          350          450
Adder...............................           50           50
= Sell price........................          400          500
Gross margin........................         12.5%        10.0%

As is apparent from the preceding example, the level of lumber prices does not impact our overall profits, but does impact our margins. Gross margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low.

                    BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed the following business combinations in fiscal 2003, 2002 and 2001 (see Note B to the consolidated financial statements for further details). These business combinations were accounted for using the purchase method.

Company Name                       Acquisition Date      Business Description
------------                       ----------------      --------------------
D&L Framing LLC                    August 28, 2003       Framing operation for multi-family construction
                                                         located in Las Vegas, NV.

Norpac Construction LLC            June 3, 2003          Concrete framer for residential construction
                                                         located in Las Vegas, NV.

Quality Wood Treating Co., Inc.    November 4, 2002      One facility in Prairie du Chien, WI which produces
("Quality")                        August 26, 2003       EverX(R)composite decking. We also entered into an
                                                         exclusive treating services agreement with
                                                         Quality. On August 26, 2003, we canceled the
                                                         treating services agreement and purchased
                                                         two treating facilities in Lansing, MI and
                                                         Janesville, WI and our subsidiary agreed to
                                                         lease the real estate of a third treating
                                                         facility in White Bear Lake, MN.

J.S. Building Products, Inc.       September 9, 2002     One facility in Modesto, CA, which manufactures
                                                         engineered roof trusses for the site-built
                                                         construction market.

Inno-Tech Plastics, Inc.           April 10, 2002        One facility in Springfield, IL which manufactures "wood
("Inno-Tech") - Entered into                             alternative" products.
exclusive licensing agreement
and acquired certain assets.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Pinelli-Universal S. de R.L. de    January 15, 2002      One facility in Durango, Durango, Mexico which
C.V. ("Pinelli") - Purchased                             manufactures molding and millwork products.
additional 5% interest.

P&R Truss Company, Inc. and P&R    October 15, 2001      Facilities in Auburn, Chaffee, Hudson and Sidney, New
Truss-Sidney, Inc. (collectively                         York, which serve the site-built construction market.
"P&R").

Superior Truss Division of Banks   June 1, 2001          One facility in Syracuse, Indiana and one in Minneota,
Corporation ("Superior").                                Minnesota which serve the site-built construction market.

Sunbelt Wood Components            April 3, 2001         Facilities in New London, North Carolina; Haleyville,
("Sunbelt").                                             Alabama; Ashburn, Georgia; and Glendale, Arizona which
                                                         serve the manufactured housing industry.

 D&R Framing Contractors ("D&R")   February 28, 2001     One facility in Englewood, Colorado. Framer serving the
- Purchased 50% of the assets.                           site-built construction market.

                              RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

                                                                                 Years Ended
                                                             ----------------------------------------------------
                                                             December 27,        December 28,        December 29,
                                                                 2003                2002                2001
                                                             ------------        ------------        ------------
Net sales............................................           100.0%              100.0%               100.0%
Cost of goods sold...................................            86.4                86.0                 86.2
                                                                -----               -----                -----

Gross profit.........................................            13.6                14.1                 13.8
Selling, general and administrative expenses.........             9.4                 9.7                  9.5
                                                                -----               -----                -----

Earnings from operations.............................             4.2                 4.4                  4.3
Interest, net........................................            (0.7)               (0.7)                (0.8)
Gain on sale of assets...............................             0.0                 0.1                  0.0
                                                                -----               -----                -----

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Earnings before income taxes, minority
  interest and equity in earnings of investee........             3.5                 3.8                  3.5
Income taxes.........................................             1.3                 1.4                  1.3
                                                                -----               -----                -----

Earnings before minority interest and
  equity in earnings of investee.....................             2.2.                2.4                  2.3
Minority interest....................................            (0.1)               (0.2)                (0.1)
Equity in earnings of investee.......................             0.0                 0.0                  0.0
                                                                -----               -----                -----

Reported net earnings................................             2.1%                2.2%                 2.2%
   Add: Goodwill amortization, net of tax............             0.0                 0.0                  0.2
                                                                -----               -----                -----
   Adjusted net earnings.............................             2.1%                2.2%                 2.4%
                                                                =====               =====                =====

NET SALES

We engineer, manufacture, treat, distribute and install lumber, composite, plastic and other building products for the DIY/retail, site-built construction, manufactured housing and industrial markets. Our strategic sales objectives include:

- Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users and engineered wood products and framing services to the site-built construction market. Engineered wood products include roof trusses, wall panels and floor systems.

- Increasing sales of "value-added" products. Value-added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood products and "wood alternative" products. Wood alternative products consist primarily of composite wood and plastics. One of our goals is to achieve a ratio of value-added sales to total sales of at least 50%. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

-  Maximizing profitable top-line sales growth.

The following table presents, for the periods indicated, our net sales (in thousands) and percentage change in net sales by market classification.

                         UNIVERSAL FOREST PRODUCTS, INC.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS - CONTINUED

                                                                   Years Ended
                                         ---------------------------------------------------------------
                                         December 27,      %     December 28,      %        December 29,
Market Classification                       2003        Change       2002        Change        2001
---------------------                    ------------   ------   ------------    ------     ------------
DIY/retail..........................     $   900,188     18.5    $    759,439      2.9      $    738,218
Site-Built Construction.............         400,055     22.4         326,962      5.9           308,826
Manufactured Housing................         285,040     (2.7)        293,070      4.6           280,208
Industrial and Other................         313,547     20.4         260,428     28.2           203,101
                                         -----------             ------------               ------------
Total...............................     $ 1,898,830             $  1,639,899               $  1,530,353
                                         ===========             ============               ============

Note: During 2003, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.

The following table estimates, for the periods indicated, our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

                                                               % Change
                                            -----------------------------------------------
                                            in Sales       in Selling Prices       in Units
                                            --------       -----------------       --------
2003 versus 2002.......................       +16%                +3%                +13%
2002 versus 2001.......................        +7%                -2%                 +9%
2001 versus 2000.......................       +10%                -3%                +13%

We estimate that our 2003 unit sales increased by 7% as a result of business combinations, a new joint venture framing operation, and an exclusive treating services agreement completed in the third quarter of 2002. We estimate that our unit sales out of existing facilities increased by 6% in 2003. The increase in selling prices was attributable to a slight increase in the Lumber Market.

The increase in unit sales in 2002 was due to the consolidation of Pinelli, business combinations we completed, and organic growth achieved by our existing plants totaling approximately 3%. The decrease in overall selling prices was attributable to the Lumber Market.

Changes in sales by market are discussed below.

DIY/RETAIL:

We have developed strong relationships with national retail customers due to our ability to provide quality products and a high level of service at competitive prices. The most significant is our longstanding relationship with The Home Depot, which comprised 30% of our total sales and 63% of our DIY/retail sales in 2003.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Net sales to the DIY/retail market increased 19% in 2003 compared to 2002, primarily due to acquiring a plant that manufactures composite decking (EverX(R)) and entering into an exclusive treating services agreement with Quality. Our organic sales growth out of existing facilities was approximately 11% due to new opportunities with an existing customer and an increase in the number of our customers' stores. In addition, we began providing installation service for some of our products.

Net sales to the DIY/retail market increased 3% in 2002 compared to 2001, primarily due to the acquisitions of P&R, Quality and Inno-Tech (see Business Combinations). Organic growth out of our existing operations was offset by lower overall selling prices due to the Lumber Market.

Site-Built Construction:

Net sales to the site-built construction market increased 22% in 2003 compared to 2002 primarily due to acquisitions completed after the third quarter of 2002, a new joint venture framing operation, and organic sales growth spread over several existing plants totaling approximately 14%. The ability of some of our plants to offer framing services in addition to engineered component sales allowed these plants to capture additional market share from existing customers, which contributed to our organic sales growth.

Net sales to the site-built construction market increased 6% in 2002 compared to 2001 primarily due to the acquisition of Superior (see Business Combinations). Organic growth achieved out of existing operations was substantially offset by lower selling prices due to the Lumber Market.

Manufactured Housing:

Net sales to the manufactured housing market decreased 3% in 2003 compared to 2002 primarily due to a 23% decline in industry shipments. We improved our market share this year as a result of new product initiatives and continuing to increase our sales to modular home producers.

Net sales to the manufactured housing market increased 5% in 2002 compared to 2001 despite a 13% decline in industry shipments. We improved our market share by utilizing certain assets acquired from Sunbelt (see Business Combinations) for the full year and increasing our sales to modular home producers.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Industrial and Other:

Net sales to industrial and other increased 20% in 2003 compared to 2002 due to unit increases out of several existing facilities as a result of executing our internal growth strategy. Additional sales personnel, training and equipment has been dedicated to this market.

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

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                            Value-Added    Commodity-Based
                                            -----------    ---------------
2003 ....................................      51.1%            48.9%
2002 ....................................      50.8%            49.2%
2001 ....................................      48.4%            51.6%

The increase in our ratio of value-added sales to total sales in 2003 compared to 2002 was primarily due to a 17% increase in value-added sales while commodity-based sales increased by 15%. Value-added sales increased primarily due to increased unit sales of trusses sold to the site-built market, new framing operations, EverX (R) composite decking and specialty products supplied to the DIY/retail market. Commodity-based sales increased due to increased unit sales of plywood and the exclusive treating services agreement completed in the third quarter of 2002.

The increase in our ratio of value-added sales to total sales in 2002 compared to 2001 was primarily due to a 12% increase in value-added sales while commodity-based sales remained relatively flat. Value-added sales increased primarily due to increased unit sales of engineered wood products, the consolidation of Pinelli which manufactures molding, millwork, industrial products and other specialty products supplied to the DIY/retail market.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales decreased in 2003 compared to 2002. Generally, a higher Lumber Market results in a decrease in our gross margin. (See "Impact of the Lumber Market on our Operating Results.") We attempt to price certain products to earn a fixed profit per unit, so, in a period of higher lumber prices, our gross margin will decline. Therefore, a more meaningful analysis of profitability is a comparison of the change in gross profit dollars compared to our change in units shipped. Our gross profit dollars increased by almost 12%, while units shipped increased by 13%. We believe this slight shortfall in gross profit dollars was due in part to operating inefficiencies resulting from inclement first quarter weather and the conversion to ACQ.

Gross profit as a percentage of net sales increased in 2002 compared to 2001. This increase was primarily due to an increase in sales of value-added products, offset in part by a dramatic decline in lumber prices during our peak selling season which adversely impacted our gross margins on products not covered under managed inventory programs, inventory programs maintained with certain vendors. As previously discussed, a declining trend in lumber prices adversely impacts margins on products whose selling prices are indexed to the Lumber Market.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") as a percentage of net sales decreased to 9.4% in 2003 compared to 9.7% in 2002, primarily due to the impact of the Lumber Market on our selling prices. Our 12.4% increase in SG&A for the year was slightly lower than our 13% increase in units shipped. The dollar increase in SG&A was primarily due to acquisitions and new operations, combined with higher compensation costs resulting from greater head count to support growth in our business, an increase in health care and legal costs, and higher incentive compensation tied to growth in profits and return on investment. These increases were offset somewhat by a decline in bad debt expense as our trend of accounts receivable write-offs improved.

SG&A as a percentage of net sales increased to 9.7% in 2002 compared to 9.5% in 2001. On a pro forma basis, excluding amortization of goodwill in 2001, the percentage was 9.3%. This increase was primarily due to new acquisitions that have comparatively higher selling and design costs, combined with increases in insurance costs and incentive compensation.

Effective December 30, 2001 (the first day of our fiscal year ending December 28, 2002), we adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement changed the accounting and reporting for goodwill and other intangible assets. Goodwill is no

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

longer amortized, however tests for impairment are performed annually and if a triggering event occurs.

INTEREST, NET

Net interest costs were higher in 2003 compared to 2002. The increase was due to an average debt balance that was $13.6 million higher in 2003, combined with an increase in our average borrowing rates as a result of issuing $55 million of long-term unsecured notes payable in December 2002. The proceeds from the note issuance were used to reduce amounts outstanding under our revolving credit facility which bears interest at a lower rate.

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

While our effective tax rate was 37.0% in 2003 and 2002 we experienced the following fluctuations between the periods:

- Our state and local effective tax rate decreased in 2003 as a result of state income tax credits received.

- A reduction in the earnings of certain minority owned entities we consolidate.

Our effective tax rate increased to 37.0% in 2002 from 36.1% in 2001. This increase primarily resulted from an increase in our state income tax rate in 2002 and certain tax credits recognized in the third and fourth quarters of 2001. These increases were offset somewhat by

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

the effect of no longer amortizing goodwill, which resulted in a permanent tax difference in 2001.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 27, 2003 (in thousands).

                                                                          Payments Due by Period
                                                           ----------------------------------------------------
                                                           Less than    1 - 3      3 - 5      After
Contractual Obligation.............................          1 Year     Years      Years     5 Years    Total
                                                           ---------   -------    -------    -------   --------
Long-term debt.....................................        $   6,411   $49,642    $81,478    $73,929   $211,460
Operating leases...................................            9,931   .11,885      3,097        267     25,180
Capital project purchase obligations...............            2,755                                      2,755
                                                           ---------   -------    -------    -------   --------
Total..............................................        $  19,097   $61,527    $84,575    $74,196   $239,395
                                                           =========   =======    =======    =======   ========

As of December 27, 2003, we also had $31.4 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

                         LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

                                                                2003         2002         2001
                                                              --------    ---------    ---------
Cash from operating activities.........................         70,375    $  20,796    $  78,056
Cash from investing activities.........................        (31,412)     (48,435)     (68,494)
Cash from financing activities.........................        (39,067)      22,286       10,933
                                                              --------    ---------    ---------
Net change in cash and cash equivalents................           (104)      (5,353)      20,495
Cash and cash equivalents, beginning of year...........         17,534       22,887        2,392
                                                              --------    --------     ---------
Cash and cash equivalents, end of year.................       $ 17,430    $  17,534    $  22,887
                                                              ========    =========    =========

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuance of long-term notes payable at times when interest rates are favorable. In the past we have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to operating cash flow. We

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

believe this is one of the many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.

Our business is highly seasonal in nature and our investment in working capital is at its highest levels from March until August of each year in preparation for and during our primary selling season. As a result, we generally report negative or modest cash flows from operations in our first and second quarters. During these periods, we use our revolving credit facility to finance working capital requirements. In fact, at our seasonal peak we may consume up to $100 million of our availability under the credit facility. Conversely, from September through February, our slower sales periods, our working capital levels decline resulting in substantial operating cash flows, a portion of which is used to prepay outstanding amounts under the credit facility. Our business is highly working capital-intensive, therefore, one of the keys to reporting strong returns and operating cash flows lies in careful management of receivables, inventory and accounts payable. As a result of the seasonality of our business and the temporary effects changes in the Lumber Market can have on our operating cash flows, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of how well we are managing our working capital.

Our cash cycle was 47 days (without the sale of receivables program) in 2003 and 47 days in 2002. Our days supply of inventory and accounts receivable cycle increased slightly in 2003, but was offset by an extension in our payables cycle.

Cash flows from operating activities increased by almost $50 million in 2003 compared to 2002 for the following reasons:

- We sold the extra inventory we carried at the end of 2002 and throughout the first quarter of 2003 resulting from opportunistic buying and poor weather.

-  We extended our payables cycle by negotiating better terms with our vendors.

- Our accrued liabilities increased due to accrued compensation costs tied to headcount and incentives.

- During the third quarter of 2003, we implemented a new program whereby we sold certain accounts receivable for cash. The proceeds from this sale were used to reduce borrowings on our revolving credit facility. Benefits of this program include a lower net cost than our revolving credit facility, an increase in our available debt capacity, and further diversification of our funding sources. (See Notes to Consolidated Financial Statements, Footnote G, "Sale of Accounts Receivable.")

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

The positive factors listed above were offset somewhat by an increase in our accounts receivable as a result of strong December sales in 2003.

Cash used for investing activities declined by $17 million in 2003 compared to 2002, as we curtailed acquisition activities in order to focus on assimilating businesses acquired in 2002 and to reduce our debt levels. Our capital expenditures totaled almost $41 million in 2003, compared to $31 million in 2002. In 2003, we increased our spending on expansionary projects and purchased two treating facilities and the equipment of a third facility from Quality. In addition, we were able to sell several idle facilities and an airplane in 2003 for proceeds totaling approximately $6.2 million.

Our cash flows used in financing activities was over $39 million in 2003 primarily as a result of repaying obligations on our revolving credit facility and notes payable. In addition, our financing activities included approximately $2 million spent to repurchase our common stock. We have authorization from the Board of Directors to purchase an additional 1.5 million shares.

On December 27, 2003, we had $27 million outstanding on our $200 million revolving credit facility. The revolving credit facility supports letters of credit totaling approximately $29 million on December 27, 2003. Financial covenants on our revolving credit facilities and senior unsecured notes include a minimum net worth requirement, a minimum interest coverage test, a minimum fixed charge coverage test and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all our requirements at December 27, 2003.

                  ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

See Notes to Consolidated Financial Statements Footnote N, "Commitments, Contingencies and Guarantees."

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

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

ACCOUNTS RECEIVABLE ALLOWANCES

We record provisions against gross revenues for estimated returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical discounts taken, analysis of credit memorandum activity and customer demand. We also evaluate the allowance for uncollectible accounts receivable and discounts based on historical collection experience and specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances.

SELF-INSURANCE RESERVES

We are significantly self-insured for general liability, automobile, workers' compensation and certain employee health benefits. We are fully self-insured for environmental liabilities. The general liability, automobile, workers' compensation and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements as of December 27, 2003. Our accounting policies with respect to the reserves are as follows:

- General liability, automobile and workers' compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.

- Health benefits are self-insured by us up to our pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics and trends.

- The environmental reserve is based on known remediation activities at certain wood preservation facilities and the potential for undetected environmental matters at other sites. The reserve for known activities is based on expected future costs and is computed by in-house experts responsible for managing our monitoring and remediation activities. (See "Environmental Considerations and Regulations.")

PERCENTAGE OF COMPLETION

Earnings on construction contracts are reflected in operations by the percentage-of-completion method, measured by the relationships of actual costs incurred related to the total estimated costs. Revisions in earnings estimates on construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

                         UNIVERSAL FOREST PRODUCTS, INC.

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

"BUILDING IT FORWARD 2007"

In 2002, we announced our goals for growth and diversification entitled "Building it Forward 2007." The goals call for us to:

- Grow our sales by $1 billion while continuing to diversify our markets, particularly by growing our industrial and site-built markets.

-  Improve our cash cycle by 10%.

-  Earn a return on capital exceeding our cost of capital.

We believe that we must complete several business acquisitions in order to achieve these goals and expect that acquisitions may comprise up to 50% of our targeted growth.

In line with the goals for growth stated above, we have targeted sales and net earnings growth of 10% to 14% for 2004.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

DIY/RETAIL MARKET

The Home Improvement Research Institute forecasts an increase in retail sales from home centers and building supply outlets totaling 4% in 2004. In addition, the consolidation within the DIY/retail industry is expected to continue as top performers continue to obtain additional market share. We feel we are in a position to continue to capitalize on these industry conditions as a result of our national presence, service capabilities that meet stringent customer requirements and diversified product offering.

Notwithstanding the information above, our long-term growth objectives may be impacted by the industry's recent conversion to a new chemical used to preserve wood products. The registered manufacturers of CCA agreed to voluntarily limit the future residential uses of CCA treated wood products as of December 31, 2003. CCA treated products are still permitted for a variety of industrial and non-residential applications.

The cost of ACQ is more than four times higher than CCA. We coordinated with our chemical suppliers and conducted extensive training with our plants to achieve the quality and chemical efficiency standards necessary to maintain profitability and customer satisfaction. In addition, we estimate the new preservative will increase the cost and sales price of our treated products by approximately 10% to 15%. While we believe treated products will be reasonably priced relative to alternative products such as composites or vinyl, consumer acceptance may be impacted which would in turn affect our future operating results. (See Note N, "Commitments, Contingencies and Guarantees.")

SITE-BUILT CONSTRUCTION MARKET

As a result of improving economic factors, and the current low interest rate environment, we expect the site-built construction market to be stable in 2004. However, we believe we will obtain additional market share in 2004 as a result of planned expansion into new geographic markets, including new plants in Tecate, Mexico; Berlin, NJ; Houston and Dallas, TX; and Indianapolis, IN.

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

We expect that business acquisitions will play a major role in our future growth in this market. In addition, we believe the trend whereby customers prefer to purchase a combination of components

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

and framing services will continue. Therefore, our acquisition strategy includes targeted markets for framing operations.

MANUFACTURED HOUSING MARKET

As a result of a continuation of tight credit conditions and repossessions, but improving economic factors, we expect a small increase in industry shipments to retailers. We believe we will maintain our current market share of trusses produced for Housing and Urban Development ("HUD") code homes and plan to continue efforts to gain share from new products and sales to the modular market.

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

GROSS PROFIT

We believe the following factors may impact our gross profits in the future:

- We have a long-term goal of continuing to increase our ratio of value-added sales to total sales, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective. However, achievement of this goal is dependent, in part, upon certain factors that are beyond our control. (See "Impact of the Lumber Market on Our Operating Results.")

- Our ability to increase sales and gross margins on products sold to our largest customers is intended to improve margins. We believe our level of service, geographic diversity and quality of products provide an added value to our customers. If our customers are unwilling to pay for the additional services, our sales and gross margins may be reduced.

- The conversion to a new chemical to preserve wood products may impact our margins in the event consumer demand for the new preservatives is not as strong as the demand for CCA treated products. The new chemical is expected to increase the cost of our products by approximately 10% to 15%. (See Note N, "Commitments, Contingencies and Guarantees.") On a short-term

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

   basis, margins may be impacted by our ability to achieve desired chemical efficiencies. The cost of the new chemical is more than four times higher than CCA.

- Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber impact our gross margins. (See "Impact of the Lumber Market on Our Operating Results.")

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

LIQUIDITY AND CAPITAL RESOURCES

Management expects to spend approximately $38 million on capital expenditures in 2004 and incur depreciation and amortization of approximately $29 million. Besides "maintenance" capital expenditures totaling approximately $27 million, we plan to spend an additional $11 million to expand the business and create operating efficiencies. On December 27, 2003, we had outstanding purchase commitments on capital projects of approximately $2.8 million.

We have no present intention to change our dividend policy, which is currently $0.050 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.5 million shares as of December 27, 2003. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.

We are obligated to pay amounts due on long-term debt totaling approximately $6.4 million in 2004. In addition, we expect to refinance our revolving credit facility by the end of 2004.

We have a $200 million unsecured revolving credit facility used to support certain outstanding letters of credit and fund seasonal working capital requirements and growth. We believe our peak seasonal working capital requirements will consume an additional $100 million of this availability through June of 2004 and then decrease for the balance of the year in line with historical trends. We plan to finance our capital requirements by using this revolving credit facility.

                         UNIVERSAL FOREST PRODUCTS, INC.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS - CONTINUED

SALE OF NASCOR

In January 2004, we sold our 60% ownership in Nascor, a Calgary, Alberta-based manufacturer of engineered building products and licensor of I-joist manufacturing technology. The total sales price was $6 million (Canadian) and we expect to record an after-tax accounting loss from the sale of our Nascor shares of approximately $443,000 in the first quarter of 2004.

                         Report of Independent Auditors

To the Shareholders and Board of Directors of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 27, 2003 and December 28, 2002, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the two years in the period ended December 27, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. the consolidated financial statements of Universal Forest Products, Inc. for the year ended December 29, 2001 were audited by other auditors who have ceased operations and whose report dated January 25, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 27, 2003 and December 28, 2002, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed above, the financial statements of Universal Forest Products, Inc. as of December 29, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note C, these consolidated financial statements have been revised to include the transitional disclosures required by statement of Financial Accounting Standards (Statement) No. 142, goodwill and other intangible assets, which was adopted by the Company as of December 30, 2001. Our audit procedures with respect to the adjusted net earnings and adjusted earnings-per-share as shown on the consolidated statement of earnings and as described in Note C with respect to 2001 included (a) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in 2001 related to goodwill as a result of initially applying Statement No. 142 to the Company's underlying records obtained from management, and (b) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings-per-

Share amounts. In our opinion, the disclosures for 2001 as shown on the consolidated statement of earnings and described in Note C are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

As discussed in Note C to the consolidated financial statements, in 2002 the company changed its method of accounting for goodwill and other intangible assets.

Grand Rapids, Michigan
January 27, 2004

The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report on Form 10-K for the year ended December 29, 2001. This opinion has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Universal Forest Products, Inc.:

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. (a Michigan Corporation) and subsidiaries as of December 29, 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for the year ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Grand Rapids, Michigan
January 25, 2002

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

                                                                                     December 27,     December 28,
                                                                            Note         2003             2002
                                                                            ----     ------------     ------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents...........................................              $     17,430     $     17,534
   Restricted cash equivalents ........................................                                      1,383
   Accounts receivable (net of allowances
     of $1,891 and $2,427).............................................     G             137,660          105,217
   Inventories:
     Raw materials.....................................................                    83,064           83,557
     Finished goods....................................................                    86,497           82,449
                                                                                     ------------     ------------
                                                                                          169,561          166,006
   Other current assets................................................     G               2,540            2,041
   Prepaid income taxes................................................     M               3,290            5,075
   Deferred income taxes...............................................     M               1,832              921
                                                                                     ------------     ------------
   TOTAL CURRENT ASSETS................................................                   332,313          298,177

OTHER ASSETS...........................................................     F, K            6,421            6,738
GOODWILL...............................................................     B, C          125,028          126,299
NON-COMPETE AND LICENSING AGREEMENTS
   (net of accumulated amortization of $4,003 and $2,463)..............     B, C            6,791            4,516

PROPERTY, PLANT AND EQUIPMENT:
   Land and improvements...............................................     E              51,942           47,102
   Buildings and improvements..........................................     E             120,001          113,316
   Machinery, equipment and office furniture...........................     E             177,525          157,004
   Construction in progress............................................                    11,900           11,077
                                                                                     ------------     ------------
                                                                                          361,368          328,499
   Less accumulated depreciation and amortization......................     E            (147,164)        (125,355)
                                                                                     ------------     ------------
     PROPERTY, PLANT AND EQUIPMENT, NET................................                   214,204          203,144
                                                                                     ------------     ------------
TOTAL ASSETS...........................................................              $    684,757     $    638,874
                                                                                     ============     ============

(In thousands, except share data)

                                                                                     December 27,     December 28,
                                                                             Note        2003             2002
                                                                             ----    ------------     ------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Short-term debt.....................................................     D        $      1,726     $      1,758
   Accounts payable....................................................                    81,687           57,515
   Accrued liabilities:
     Compensation and benefits.........................................     L              47,150           40,690
     Other.............................................................     H               4,904            6,463
   Current portion of long-term debt and
     capital lease obligations.........................................     D, E            6,411            6,495
                                                                                     ------------     ------------
     TOTAL CURRENT LIABILITIES.........................................                   141,878          112,921

LONG-TERM DEBT AND CAPITAL LEASE
   OBLIGATIONS, less current portion...................................     D, E          205,049          235,319
DEFERRED INCOME TAXES..................................................     M              15,984           13,328
MINORITY INTEREST......................................................                     7,780            7,040
OTHER LIABILITIES......................................................     C,F,N           9,317            5,832
                                                                                     ------------     ------------
     TOTAL LIABILITIES ................................................                   380,008          374,440

SHAREHOLDERS' EQUITY:
   Preferred stock, no par value; shares authorized
     1,000,000; issued and outstanding, none
   Common stock, no par value; shares authorized
     40,000,000; issued and outstanding, 17,813,564
     and 17,741,982....................................................     H, I,J         17,814           17,742
   Additional paid-in capital..........................................     H, J           85,189           82,139
   Deferred stock compensation.........................................     F,H             1,477            1,434
   Retained earnings...................................................                   200,745          164,221
   Accumulated other comprehensive earnings............................                     1,396              299
                                                                                     ------------     ------------
                                                                                          306,621          265,835
   Employee stock notes receivable.....................................     J              (1,872)          (1,401)
                                                                                     ------------     ------------
     TOTAL SHAREHOLDERS' EQUITY .......................................                   304,749          264,434
                                                                                     ------------     ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.............................              $    684,757     $    638,874
                                                                                     ============     ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share data)

                                                                                                   Year Ended
                                                                                  --------------------------------------------
                                                                                  December 27,    December 28,    December 29,
                                                                        Note          2003            2002            2001
                                                                      ---------   ------------    ------------    ------------
NET SALES.................................................                        $  1,898,830    $  1,639,899    $  1,530,353

COST OF GOODS SOLD........................................            E, L.          1,640,844       1,409,489       1,318,874
                                                                                  ------------    ------------    ------------

GROSS PROFIT..............................................                             257,986         230,410         211,479
SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES................................            C,E,H,K,L        177,970         158,299         145,722
                                                                                  ------------    ------------    ------------

EARNINGS FROM OPERATIONS..................................                              80,016          72,111          65,757

OTHER EXPENSE (INCOME):
   Interest expense.......................................            D                 14,443          11,375          12,043
   Interest income........................................            J                   (219)           (297)           (586)
   Gain on sale of assets.................................                                              (1,082)
                                                                                  ------------    ------------    ------------
                                                                                        14,224           9,996          11,457
                                                                                  ------------    ------------    ------------

EARNINGS BEFORE INCOME TAXES,
   MINORITY INTEREST AND EQUITY IN
   EARNINGS OF INVESTEE...................................                              65,792          62,115          54,300

INCOME TAXES..............................................            M                 24,325          22,983          19,612
                                                                                  ------------    ------------    ------------

EARNINGS BEFORE MINORITY INTEREST
   AND EQUITY IN EARNINGS OF INVESTEE.....................                              41,467          39,132          34,688

MINORITY INTEREST.........................................                              (1,348)         (2,495)         (1,792)

EQUITY IN EARNINGS OF INVESTEE............................                                                                 246
                                                                                  ------------    ------------    ------------

REPORTED NET EARNINGS.....................................                              40,119          36,637          33,142
   ADD:  Goodwill amortization, net of tax................                                                               2,997
                                                                                  ------------    ------------    ------------
ADJUSTED NET EARNINGS.....................................                        $     40,119    $     36,637    $     36,139
                                                                                  ============    ============    ============

REPORTED EARNINGS PER SHARE - BASIC.......................                        $       2.26    $       2.04    $       1.68
   ADD: Goodwill amortization, net of tax.................                                                                0.15
                                                                                  ------------    ------------    ------------
   ADJUSTED EARNINGS PER SHARE - BASIC....................                        $       2.26    $       2.04    $       1.83
                                                                                  ============    ============    ============

REPORTED EARNINGS PER SHARE - DILUTED.....................                        $       2.18    $       1.97    $       1.63
   ADD: Goodwill amortization, net of tax.................                                                                0.15
                                                                                  ------------    ------------    ------------
   ADJUSTED EARNINGS PER SHARE - DILUTED..................                        $       2.18    $       1.97    $       1.77
                                                                                  ============    ============    ============

WEIGHTED AVERAGE SHARES
   OUTSTANDING............................................                              17,761          17,922          19,774

WEIGHTED AVERAGE SHARES OUTSTANDING
   WITH COMMON STOCK EQUIVALENTS..........................                              18,379          18,619          20,377

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share and per share data)

                                                              Additional      Deferred
                                                    Common      Paid-In        Stock      Retained
                                                     Stock      Capital    Compensation   Earnings
                                                    -------   ----------   ------------   --------
BALANCE AT DECEMBER 30, 2000..................      $19,719   $   79,800   $      1,134   $136,645

Comprehensive earnings:
   Net earnings...............................                                              33,142
   Foreign currency translation adjustment
   Total comprehensive earnings...............
Cash dividends - $.085 per share..............                                              (1,683)
Issuance of 164,764 shares under
  employee stock plans........................          165          705
Issuance of 13,464 shares under stock
  grant programs..............................           13          173
Repurchase of 109,482 shares..................         (109)                                (1,427)
Tax benefits from non-qualified stock
  options exercised...........................                       316
Deferred stock compensation...................                                      120
Transfer to temporary equity..................       (2,000)                               (34,000)
Payments received on officers' stock
  notes receivable............................
                                                    -------   ----------   ------------   --------
BALANCE AT DECEMBER 29, 2001..................      $17,788   $   80,994   $      1,254   $132,677

Comprehensive earnings:
   Net earnings...............................                                              36,637
   Foreign currency translation adjustment
   Total comprehensive earnings...............
Cash dividends - $.090 per share..............                                              (1,605)
Issuance of 133,125 shares under
  employee stock plans........................          133          710
Issuance of 7,877 shares under stock
  grant programs..............................            8          125
Repurchase of 199,435 shares..................         (199)                                (3,488)
Tax benefits from non-qualified stock
  options exercised...........................                        22
Deferred stock compensation...................                                      180
Issuance of officers' stock notes receivable..           12          288
Payments received on officers' stock
  notes receivable............................
                                                    -------   ----------   ------------   --------
BALANCE AT DECEMBER 28, 2002..................      $17,742   $   82,139   $      1,434   $164,221

                                                     Accumulated
                                                        Other         Employees'
                                                    Comprehensive    Stock Notes
                                                      Earnings        Receivable     Total
                                                    -------------    -----------    --------
BALANCE AT DECEMBER 30, 2000..................      $         860   ($     1,255)   $236,903

Comprehensive earnings:
   Net earnings...............................
   Foreign currency translation adjustment                   (302)
   Total comprehensive earnings...............                                        32,840
Cash dividends - $.085 per share..............                                        (1,683)
Issuance of 164,764 shares under
  employee stock plans........................                                           870
Issuance of 13,464 shares under stock
  grant programs..............................                                           186
Repurchase of 109,482 shares..................                                        (1,536)
Tax benefits from non-qualified stock
  options exercised...........................                                           316
Deferred stock compensation...................                                           120
Transfer to temporary equity..................                                       (36,000)
Payments received on officers' stock
  notes receivable............................                               100         100
                                                    -------------    -----------    --------
BALANCE AT DECEMBER 29, 2001..................      $         558   ($     1,155)   $232,116

Comprehensive earnings:
   Net earnings...............................
   Foreign currency translation adjustment                   (259)
   Total comprehensive earnings...............                                        36,378
Cash dividends - $.090 per share..............                                        (1,605)
Issuance of 133,125 shares under
  employee stock plans........................                                           843
Issuance of 7,877 shares under stock
  grant programs..............................                                           133
Repurchase of 199,435 shares..................                                        (3,687)
Tax benefits from non-qualified stock
  options exercised...........................                                            22
Deferred stock compensation...................                                           180
Issuance of officers' stock notes receivable..                              (300)          0
Payments received on officers' stock
  notes receivable............................                                54          54
                                                    -------------    -----------    --------
BALANCE AT DECEMBER 28, 2002..................      $         299   ($     1,401)   $264,434

(In thousands, except share and per share data)

                                                              Additional      Deferred
                                                    Common      Paid-In        Stock      Retained
                                                     Stock      Capital    Compensation   Earnings
                                                    -------   ----------   ------------   --------
BALANCE AT DECEMBER 28, 2002..................      $17,742   $   82,139   $      1,434   $164,221

Comprehensive earnings:
   Net earnings...............................                                              40,119
   Foreign currency translation adjustment....
   Total comprehensive earnings...............
Cash dividends - $.095 per share..............                                              (1,689)
Issuance of 89,753 shares under
  employee stock plans........................           90        1,191
Issuance of 10,153 shares under stock
  grant programs..............................           10          174
Issuance of 37,678 shares under
  Deferred Compensation plan..................           38          609
Repurchase of 123,234 shares..................         (123)                                (1,906)
Tax benefits from non-qualified stock
  options exercised...........................                       246
Deferred stock compensation...................                                       43
Issuance of employees' stock notes
  receivable..................................           57          830
Payments received on stock notes
  receivable..................................
                                                    -------   ----------   ------------   --------
BALANCE AT DECEMBER 27, 2003..................      $17,814   $   85,189   $      1,477   $200,745
                                                    =======   =========    ============   ========

                                                     Accumulated
                                                        Other        Employees'
                                                    Comprehensive    Stock Notes
                                                      Earnings        Receivable     Total
                                                    -------------    -----------    --------
BALANCE AT DECEMBER 28, 2002..................      $         299   ($     1,401)   $264,434

Comprehensive earnings:
   Net earnings...............................
   Foreign currency translation adjustment....              1,097
   Total comprehensive earnings...............                                        41,216
Cash dividends - $.095 per share..............                                        (1,689)
Issuance of 89,753 shares under
  employee stock plans........................                                         1,281
Issuance of 10,153 shares under stock
  grant programs..............................                                           184
Issuance of 37,678 shares under
  Deferred Compensation plan..................                                           647
Repurchase of 123,234 shares..................                                        (2,029)
Tax benefits from non-qualified stock
  options exercised...........................                                           246
Deferred stock compensation...................                                            43
Issuance of employees' stock notes
  receivable..................................                              (887)          0
Payments received on stock notes
  receivable..................................                               416         416
                                                    -------------    -----------    --------
BALANCE AT DECEMBER 27, 2003..................      $       1,396   ($     1,872)   $304,749
                                                    =============    ===========    ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                                                                              Year Ended
                                                         ----------------------------------------------------
                                                               December 27,     December 28,       December 29,
                                                         Note      2003            2002                2001
                                                         ----    --------         --------         ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings .......................................          $ 40,119         $ 36,637           $ 33,142
   Adjustments to reconcile net earnings to net
     cash from operating activities:
     Depreciation .....................................  E         25,638           23,371             20,101
     Amortization of intangibles ......................  B, C       1,909            1,152              4,375
     Deferred income taxes ............................  M          1,746            3,102              4,587
     Minority interest ................................             1,348            2,495              1,792
     Net loss on sale or impairment of property,
        plant and equipment ...........................             1,050              702              1,445
     Changes in:
       Accounts receivable ............................           (41,233)         (16,489)           (11,753)
       Accounts receivable under sale and
         servicing agreement ..........................  G          9,159
       Inventories ....................................            (3,555)         (40,780)            10,051
       Accounts payable ...............................            23,476            9,638              9,891
       Accrued liabilities and other ..................            10,718              968              4,425
                                                                 --------         --------           --------
         NET CASH FROM OPERATING ACTIVITIES ...........            70,375           20,796             78,056

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property, plant and equipment ..........           (40,578)         (31,295)           (22,748)
   Purchase of licensing agreements ...................              (150)          (2,000)
   Acquisitions, net of cash received .................  B           (787)         (17,540)           (49,534)
   Proceeds from sale of property, plant and
      equipment .......................................             6,221            2,862              2,497
   Advances on notes receivable .......................              (886)
   Collection of notes receivable .....................               461              965                945
   Restricted cash equivalents ........................             1,383           (1,383)             1,364
   Other assets, net ..................................             2,038              (44)              (132)
                                                                 --------         --------           --------
       NET CASH FROM INVESTING ACTIVITIES .............           (31,412)         (48,435)           (68,494)

CASH FLOWS FROM FINANCING ACTIVITIES:
   Net (repayments)/borrowings of short-term debt
     and revolving credit facilities ..................  D        (29,657)          13,862             23,129
   Proceeds from issuance of long-term debt ...........  D                          58,700              2,500
   Repayment of long-term debt ........................  D         (6,140)          (8,482)           (10,697)
   Proceeds from issuance of common stock .............  H, I       1,281              843                870
   Distributions to minority shareholder ..............              (833)          (1,345)            (1,650)
   Dividends paid to shareholders .....................            (1,689)          (1,605)            (1,683)
   Repurchase of common stock .........................  H         (2,029)         (39,687)            (1,536)
                                                                 --------         --------           --------
       NET CASH FROM FINANCING ACTIVITIES .............           (39,067)          22,286             10,933
                                                                 --------         --------           --------

(In thousands)

                                                                                      Years Ended
                                                                    -------------------------------------------------
                                                                    December 27,      December 28,       December 29,
                                                                        2003              2002              2001
                                                                    ------------      ------------       ------------
NET CHANGE IN CASH AND CASH
   EQUIVALENTS...................................                           (104)          (5,353)           20,495
CASH AND CASH EQUIVALENTS,
   BEGINNING OF YEAR ............................                         17,534           22,887             2,392
                                                                     -----------       ----------        ----------
CASH AND CASH EQUIVALENTS,
   END OF YEAR...................................                    $    17,430       $   17,534        $   22,887
                                                                     ===========       ==========        ==========
SUPPLEMENTAL SCHEDULE OF CASH FLOW
   INFORMATION:
   Cash paid during the year for:
     Interest ...................................         D          $    14,505       $   11,388        $   12,303
     Income taxes ...............................         M               19,829           22,827            14,911

NON-CASH OPERATING ACTIVITIES:
   Non-compete agreements with Chairman of the
     Board in exchange for future payments ......         C                 856

NON-CASH INVESTING ACTIVITIES:
   Property, plant and equipment acquired
     through capital leases......................         E                2,110                                247
   Stock acquired through employees' stock
     notes receivable ...........................         J                  887             300

NON-CASH FINANCING ACTIVITIES:
   Note payable exchanged for non-compete .......         B                                2,069
   Common stock issued under deferred
     compensation plan ..........................         F                 647

See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         OPERATIONS

         We engineer, manufacture, treat, distribute and install lumber, composite, plastic and other building products for the do-it-yourself/retail ("DIY/retail"), site-built construction, manufactured housing and industrial and other markets. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels and other building products.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for less than 50% owned affiliates.

         INVESTMENT IN AFFILIATE

         On December 18, 1998, one of our subsidiaries acquired a 45% interest in Pino Exporta, renamed to Pinelli Universal S. de R.L. de C.V. ("Pinelli"), a manufacturer of moldings and millwork products. Pinelli operates out of one facility in Durango, Durango, Mexico. We exchanged $3.0 million for our initial ownership interest in Pinelli, and accounted for our investment utilizing the equity method of accounting. In addition, we retained an option to acquire an additional 5% interest in Pinelli for $1 million. This option was extended and exercised on January 15, 2002. As a result of this transaction, we obtained additional rights of control and thus began consolidating the results of Pinelli in the 2002 consolidated financial statements. (See Note B.)

         MINORITY INTEREST IN SUBSIDIARIES

         Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest reflects the original investment by these minority shareholders combined with their proportional share of the earnings or losses of these subsidiaries, net of dividends paid.

         FISCAL YEAR

         Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2003, 2002 and 2001 relate to the fiscal years ended December 27, 2003, December 28, 2002 and December 29, 2001, respectively. Fiscal years 2003, 2002 and 2001 were comprised of 52 weeks.

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

         The fair value estimates presented herein are based on pertinent information available to management as of December 27, 2003. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

         CASH AND CASH EQUIVALENTS

         Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $9.6 million and $3.9 million as of December 27, 2003 and December 28, 2002, respectively.

         As a result of our cash management system, checks issued but not presented to our bank for payment creates negative cash balances. These negative balances are included in trade accounts payable and totaled $30.5 million and $23.9 million as of December 27, 2003 and December 28, 2002, respectively.

         RESTRICTED CASH EQUIVALENTS

         Unexpended proceeds from certain borrowings, that are restricted as to use, have been excluded from cash and cash equivalents. This cash was restricted for future capital projects financed with industrial development revenue bonds.

         ACCOUNTS RECEIVABLE

         We perform periodic credit evaluations of our customers and generally do not require collateral. Accounts receivable are generally due within 30 days. Discounts are offered as an incentive for early payment.

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

Buildings and improvements..............................     15 to 31.5 years
Land improvements.......................................        5 to 15 years
Machinery, equipment and office furniture...............        3 to 10 years

         FOREIGN CURRENCY TRANSLATION

         Our foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities are translated at exchange rates as of the balance sheet date and revenues and expenses are translated using weighted average rates, with translation adjustments included as a separate component of shareholders' equity. The net gain in translation adjustments was $1.1 million for the year ended December 27, 2003. The net loss in translation adjustments was $0.3 million for the years ended December 28, 2002 and December 29, 2001.

         SELF-INSURANCE RESERVES

         We are significantly self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability and workers' compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, workers' compensation and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements as of December 27, 2003. Through the captive we are responsible for general liability up to $2 million per occurrence and $4 million in aggregate; for automobile liability up to $1 million per occurrence; and for workers' compensation up to $1 million per accident or disease. We have purchased excess liability over our general liability, automobile liability and workers' compensation employer's liability up to $100 million per occurrence and in aggregate. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends and changes in claims experience could cause these estimates to change in the future.

         INCOME TAXES

         Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

         REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE ALLOWANCES

         Revenue is recognized at the time the product is shipped to the customer. Generally, title passes at the time of shipment. In certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

         Earnings on construction contracts are reflected in operations by the percentage-of-completion method, measured by the relationships of actual costs incurred related to the total estimated costs. Revisions in earnings estimates on construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

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

       The following table presents the activity in our accounts receivable allowances (in thousands):

                                     Balance    Additions     Uncollectible      Recovery      Balance
                                       at       Charged to      Accounts        of Amounts     at End
                                    Beginning   Costs and       Written         Previously       of
                                    of Period    Expenses     Off (Net)(1)      Written Off    Period.
                                    ---------   ----------    -------------     -----------    -------
Year ended December 27, 2003:
  Allowance for possible losses
    on accounts receivable          $   2,427   $   17,817         ($18,694)    $       341    $ 1,891

Year ended December 28, 2002:
  Allowance for possible losses
    on accounts receivable              1,803       17,500          (16,981)            105      2,427

Year ended December 29, 2001:
  Allowance for possible losses
   on accounts receivable                    1,340       15,298         (15,286)        451        1,803

       (1) Includes effects of foreign currency translation.

       We record estimated sales returns, discounts and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

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

       A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

                                                               2003                                   2002
                                                    -----------------------------           ----------------------------
                                   Income     Shares     Per   Income      Shares     Per    Income     Shares     Per
                                    (Num-    (Denom-    Share   (Num-     (Denom-    Share   (Num-     (Denom-    Share
                                   erator)   inator)   Amount  erator)     inator)  Amount   erator)    inator)   Amount
                                   -------   -------   ------  -------    --------  ------  --------   --------   ------
NET EARNINGS.............          $40,119                     $36,637                      $ 33,142

EPS - BASIC
Income available
  to common
  stockholders...........           40,119    17,761    $2.26   36,637     17,922    $2.04    33,142    19,774    $1.68
                                                        =====                        =====                        =====

EFFECT OF DILUTIVE
SECURITIES
Options..................                        618                          697                          603
                                              ------                       ------                       ------
EPS - DILUTED
Income available
  to common
  stockholders
  and assumed
  options exercised......          $40,119    18,379    $2.18  $36,637     18,619    $1.97  $ 33,142    20,377    $1.63
                                   =======    ======    =====  =======     ======    =====  ========    ======    =====

       Options to purchase 295,000 shares of common stock at exercise prices ranging from $22.88 to $36.01 were outstanding as of December 27, 2003, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

       Options to purchase 749,771 shares of common stock at exercise prices ranging from $21.84 to $36.01 were outstanding as of December 28, 2002, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

       Options to purchase 399,548 shares of common stock at exercise prices ranging from $19.75 to $36.01 were outstanding as of December 29, 2001, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

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

       STOCK-BASED COMPENSATION

       As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), we continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted and stock purchased in 2003, 2002 and 2001 been determined under the fair value based method defined in SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                            2003         2002           2001
                                            ----         ----           ----
Net Earnings:
        As Reported ..................   $   40,119    $   36,637    $   33,142
        Deduct: Compensation expense -
          fair value method ..........       (1,743)       (1,571)       (1,371)
                                         ----------    ----------    ----------
        Pro Forma ....................   $   38,376    $   35,066    $   31,771
                                         ==========    ==========    ==========

    EPS - Basic:
        As Reported ..................   $     2.26    $     2.04    $     1.68
        Pro Forma ....................   $     2.16    $     1.96    $     1.61

    EPS - Diluted:
        As Reported ..................   $     2.18    $     1.97    $     1.63
        Pro Forma ....................   $     2.13    $     1.93    $     1.56

       The fair value of each option granted in 2003, 2002 and 2001 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                                                 2003         2002         2001
                                                 ----         ----         ----
Risk Free Interest Rate.................            4.6%         4.6%        4.6%
Expected Life...........................       6.5 years    5.0 years   4.5 years
Expected Volatility.....................          28.25%       27.52%      26.62%
Expected Dividend Yield.................           0.40%        0.40%       0.40%

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

       RECLASSIFICATIONS

       Certain reclassifications have been made in the 2002 and 2001 consolidated financial statements to conform to the classifications used in 2003.

       RECENTLY ISSUED ACCOUNTING STANDARDS

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 modifies the definition of "liabilities" in SFAS No. 6, "Elements of Financial Statements," to encompass certain obligations that a reporting entity can or must settle by issuing its own common shares. The Statement affects accounting for three types of freestanding financial instruments, (i) mandatorily redeemable shares which an issuing company is obligated to buy back in exchange for cash or other assets,
       (ii) put options or forward purchase contracts that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, and (iii) obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuee's shares. The Statement considers each of these types of instruments as a liability, as opposed to recent practice that may have classified the instrument as mezzanine financing or equity, and increases disclosures for alternate settlement methods. This Statement was effective beginning in our fiscal third quarter, and adoption of this statement had no effect on our consolidated financial statements.

       In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003 (FIN 46(R)). This new rule requires that companies consolidate a variable interest entity if the company is entitled to receive a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns, or both. We do not have any special purpose entities, as defined, nor have we acquired a variable interest in an entity where we are the primary beneficiary since January 31, 2003. The provisions of FIN 46(R) currently are required to be applied as of the end of the first reporting period that ends after March 15, 2004 for the variable interest entities in which we hold a variable interest that we acquired on or before January 31, 2003. We do not expect that the implementation of Interpretation 46(R) will have a material effect on our consolidated balance statements.

B.     BUSINESS COMBINATIONS AND ASSET PURCHASES

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

         On August 28, 2003, one of our subsidiaries acquired 50% of the assets of D&L Framing LLC, a framing operation for multi-family construction located in Las Vegas, NV. The purchase price was approximately $0.6 million which was primarily allocated to goodwill.

         On August 26, 2003, one of our subsidiaries entered into an agreement with Quality to cancel the treating services agreement completed on November 4, 2002 and purchase plants located in Lansing, MI and Janesville, WI and the equipment of a plant located in White Bear Lake, MN. The total purchase price for these assets was $5.1 million and is included in purchases of PP&E in the consolidated statement of cash flows. In addition, another subsidiary entered into a capital lease for the real estate of the White Bear Lake, MN plant totaling $2.1 million.

         On June 4, 2003, one of our subsidiaries acquired 75% of the assets of Norpac Construction LLC, a concrete framer for multi-family construction located in Las Vegas, NV. The purchase price was approximately $0.2 million.

         On November 4, 2002, one of our subsidiaries acquired a facility from Quality Wood Treating Co., Inc. ("Quality") in Prairie du Chien, WI, which produces EverX(R) composite decking. The total purchase price for the real estate, equipment, inventory and intangible assets was approximately $14.7 million, allocating $10.1 million to net assets, $2.3 million to non-compete agreements, $0.5 million to a licensing agreement and $1.8 million to goodwill. Quality had composite decking net sales in fiscal 2001 totaling approximately $2 million. In addition, we entered into a treating services agreement with Quality. Under the terms of this agreement, we purchased substantially all of the inventory of Quality for approximately $7.5 million, Quality agreed to provide exclusive treating services to us for a five year term, and we agreed to monthly and annual minimum volumes.

         On September 9, 2002, one of our subsidiaries acquired certain assets of J.S. Building Products, Inc., ("JS") a site-built component manufacturer in Modesto, CA. The total purchase price for the assets was approximately $2.2 million. On October 22, 2002, we purchased the real property from JS where the operation is located. The total purchase price was $1.9 million. The purchase price allocates $2.9 million to net assets and $1.2 million to goodwill. JS had net sales of approximately $5 million in 2001.

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

         On October 15, 2001, one of our subsidiaries acquired the assets of P&R Truss Company, Inc. and the stock of P&R Truss-Sidney, Inc. (collectively "P&R"). P&R has plants in Auburn, Chaffee, Hudson and Sidney, New York. The total purchase price was approximately $21.0 million, allocating $10.4 million to net assets acquired, $0.7 million to identifiable intangibles (non-compete agreements), and the remaining $9.9 million to goodwill. P&R had net sales in fiscal 2000 totaling approximately $23 million.

         On June 1, 2001, three of our subsidiaries acquired certain assets of the Superior Truss Division of Banks Corporation ("Superior"). The assets include operations in Syracuse, Indiana and Minneota, Minnesota which serve the site-built construction market. The total purchase price for the assets was approximately $11.0 million, allocating $8.9 million to net assets and $2.1 million to goodwill. Superior had net sales in fiscal 2000 totaling approximately $20 million.

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

         On February 28, 2001, one of our subsidiaries acquired 50% of the assets of D&R Framing Contractors ("D&R") of Englewood, Colorado for approximately $7.6 million, allocating $0.7 million to net assets and $6.9 million to goodwill. D&R had net sales in fiscal 2000 totaling approximately $44 million.

         The acquisitions in 2003 and 2002 were not significant to our operating results individually nor in the aggregate, and thus pro forma results are not presented. the following unaudited pro forma consolidated results of operations for the year ended December 29, 2001 assumes the acquisitions of P&R, Superior and D&R occurred as of the beginning of the periods presented (in thousands, except per share data).

                                                    YEAR ENDED
                                                DECEMBER 29, 2001
                                                -----------------
Net sales...................................        $1,559,756

Net earnings................................        $   34,739

Earnings per share:
    Basic...................................        $     1.76
    Diluted.................................        $     1.70

Weighted average shares outstanding
    Basic...................................            19,774
    Diluted.................................            20,377

         The pro forma results above include certain adjustments to give effect to amortization of goodwill, interest expense, compensation of management, certain other adjustments and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been completed as of the beginning of the period presented, nor are they necessarily indicative of future operating results. Pro forma results are not presented for Sunbelt. In 2001, we purchased certain assets of this operation out of Chapter 11 bankruptcy. As a result of substantial changes in the operations and customer base, pro forma results are not meaningful.

C.       GOODWILL AND OTHER INTANGIBLE ASSETS

         Effective December 30, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This statement changed the accounting and reporting for goodwill and other intangible assets. Goodwill is no longer amortized; however, tests for impairment are performed annually and if a triggering event occurs. The effect of applying the non-amortization provisions of SFAS 142 in 2001 are shown separately in the accompanying consolidated statement of earnings. We tested for transition as well as annual impairment by utilizing the discounted cash flow method, as well as comparing the results to other widely acceptable valuation methods, none of which resulted in impairment of goodwill.

         On December 31, 2002, the Chairman of the Board retired as an employee of Universal Forest Products, Inc., and we entered into a non-compete agreement with him which provides for monthly payments of $12,500 for a term of seven years. The present value of these payments has been recorded in Other Liabilities.

         On December 27, 2003, non-compete assets totaled $7.9 million with accumulated amortization totaling $3.1 million, and licensing agreements totaled $2.9 million with accumulated amortization of $0.9 million.

         On December 28, 2002, non-compete assets totaled $4.7 million with accumulated amortization totaling $2.1 million, and licensing agreements totaled $2.3 million with accumulated amortization of $0.4 million.

         Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements...........       5 to 11 years
Licensing agreements.............       5 to 20 years

         Amortization expense for intangibles totaled $2.0 million for the year ended December 27, 2003. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2004............................        $1,634
2005............................         1,478
2006............................         1,302
2007............................           788
2008............................           486
Thereafter......................         1,103

         The changes in the net carrying amount of goodwill for the year ended December 27, 2003 are as follows (in thousands):

Balance as of December 28, 2002.............................    $126,299
Final purchase price allocation of Quality and JS...........      (2,810)
Goodwill acquired...........................................         550
Foreign currency translation effects and other net..........         989
                                                                --------
Balances as of December 27, 2003............................    $125,028
                                                                ========

D.       DEBT

         On December 18, 2002, we completed a $55 million private placement of senior unsecured notes payable. The notes have an average life of over nine years and an average interest rate of 6.0%.

         On November 25, 2002, we completed a three-year, $200 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $175 million and $20 million Canadian facilities. Borrowings under the revolver are charged interest at a rate of 125 basis points over the applicable Eurodollar rate. The average borrowing rate on these facilities was 3.7% and 2.3% in 2003 and 2002, respectively. The amount outstanding on the revolving credit facility is included in the long-term debt summary below.

         Outstanding letters of credit extended on our behalf aggregated $31.4 million on December 27, 2003, which includes approximately $18.3 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to five years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate of 1.25%.

         Long-term debt and capital lease obligations are summarized as follows on December 27, 2003 and December 28, 2002 (amounts in thousands):

                                                                                        2003       2002
                                                                                      --------   --------
1994 Senior unsecured notes, $5,714,000 due annually commencing May 1998 through
    May 2004, interest due semi-annually at 7.15% .................................   $  5,714   $ 11,429
Series 1998-A Senior Notes Tranche A, due on December 21, 2005, interest payable
    semi-annually at 6.69% ........................................................     21,500     21,500
Series 1998-A Senior Notes Tranche B, due on December 21, 2008, interest payable
    semi-annually at 6.98% ........................................................     59,500     59,500
Series 1998-A Senior Notes Tranche C, due on December 21, 2008, interest payable
    semi-annually at 6.98% ........................................................     19,000     19,000
Series 2002-A Senior Notes Tranche A, due on December 18, 2009, interest payable
    semi-annually at 5.63% ........................................................     15,000     15,000
Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable
    semi-annually at 6.16% ........................................................     40,000     40,000
Revolving credit facility totaling $200 million due on November 25, 2005, interest
    due monthly at a floating rate (1.86% on December 27, 2003) ...................     27,058     53,383
Series 1998 Industrial Development Revenue Bonds, due on December 1, 2018, interest
    payable monthly at a floating rate (1.33% on December 27, 2003) ...............      1,300      1,300
Series 1999 Industrial Development Revenue Bonds, due on July 1, 2029, interest
    payable monthly at a floating rate (1.24% on December 27, 2003) ...............      2,400      2,400
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest
    payable monthly at a floating rate (1.12% on December 27, 2003) ...............      3,300      3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest
    payable monthly at a floating rate (1.23% on December 27, 2003) ...............      2,700      2,700
Series 2000 Industrial Development Revenue Bonds, due on November 1, 2020, interest payable monthly at a floating rate

    (1.24% on December 27, 2003) ..................................................      2,400      2,400
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest
    payable monthly at a floating rate (1.24% on December 27, 2003) ...............      2,500      2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest
    payable monthly at a floating rate (1.22% on December 27, 2003) ...............      3,700      3,700
Capital lease obligations, interest imputed at rates ranging from 7.25% to 8.00% ..      2,320        226
Other .............................................................................      3,068      3,476
                                                                                      --------   --------
                                                                                       211,460    241,814
Less current portion ..............................................................      6,411      6,495
                                                                                      --------   --------
Long-term portion .................................................................   $205,049   $235,319
                                                                                      ========   ========

         Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 27, 2003.

         On December 27, 2003, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2004 .....   $  6,411
2005 .....     49,100
2006 .....        542
2007 .....        499
2008 .....     80,979
Thereafter     73,929
             --------
             $211,460
             ========

         On December 27, 2003, the estimated fair value of our long-term debt, including the current portion, was $215.2 million, which was $3.7 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. The estimated fair value of short-term debt included in current liabilities approximated the carrying value. The weighted-average rate on this short-term debt was 6.99% at December 27, 2003.

E.       LEASES

         Leased property included in the balance sheet on December 27, 2003 and December 28, 2002 is as follows (in thousands):

                                                                2003        2002
                                                              --------    --------
Land and improvements .....................................   $    230    $     19
Buildings and improvements ................................      2,061         161
Machinery and equipment ...................................        431         392
                                                              --------    --------
                                                                 2,722         572
Less accumulated amortization..............................       (278)       (168)
                                                              --------    --------
                                                              $  2,444    $    404
                                                              ========    ========

         We lease certain real estate under operating lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles and equipment under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancellable leases on December 27, 2003 are as follows (in thousands):

                                          Capital    Operating
                                          Leases       Leases     Total
                                          -------    ---------   -------
2004 ..................................   $    84    $   9,931   $10,015
2005 ..................................        97        7,138     7,235
2006 ..................................       103        4,747     4,850
2007 ..................................        55        2,304     2,359
2008 ..................................     2,709          793     3,502
Subsequent ............................       267          267
                                          -------    ---------   -------
Total minimum lease payments ..........   $ 3,048    $  25,180   $28,228
                                                     =========   =======
Less imputed interest .................      (728)
                                          -------
Present value of minimum lease payments   $ 2,320
                                          =======

         Rent expense was approximately $15.4 million, $12.7 million and $11.2 million in 2003, 2002 and 2001 respectively.

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

         We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to our 401(k) plan, including our stock. Investments in shares of our stock are made on a "phantom stock" basis, and may only be distributed in kind. Assets held by the Plan totaled approximately $2.1 million and $1.9 million on December 27, 2003 and December 28, 2002, respectively, and are included in "Other Assets." Related liabilities totaled $4.1 million and $3.4 million on December 27, 2003 and December 28, 2002, respectively, and are included in "Other Liabilities" and "Shareholders' Equity." The assets are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of the phantom stock which is recorded at the market value on the date of deferral. In 2003, 37,678 shares were issued under this Plan, which included a distribution to a participant and shares held in the Rabbi trust.

G.       SALE OF ACCOUNTS RECEIVABLE

         On September 25, 2003, we entered into an arrangement with a bank to sell specific accounts receivable totaling $27.2 million with an Agreed Base Value of approximately $25 million, which was received in cash. Approximately $2.0 million was recorded as a retained interest and approximately $168,000 was recognized as an expense. The maximum amount of receivables which may be sold and outstanding at any point in time under this arrangement is $33 million. The agreement with the bank has a one year term. Each new sale may have a term ranging from one month to a year. The September 25, 2003 transaction terminated on December 31, 2003. We will service the sold receivables as part of the arrangement with the bank and will receive servicing fees in the amount of .50% per annum. Our retained interest is determined based on the fair market value of anticipated collections in excess of the Agreed Base Value of the receivables sold. The fair market value of anticipated collections is determined using management's best estimate based on historical collections experience. Appropriate valuation allowances are recorded against the retained interest. The retained interest is reduced for subsequent collections. On December 27, 2003, Factored Receivables and Retained Interest totaled $9.7 million and $0.5 million, respectively.

         On January 2, 2004, we sold specific accounts receivable totaling $19.4 million with an Agreed Base Value of approximately $18 million, which was received in cash. Approximately $1.5 million was recorded as a retained interest and approximately $110,000 was recognized as an expense. The January 2, 2004 transaction terminates on March 31, 2004.

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

         In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted 2,397 shares, 798 shares and 1,552 shares of stock under this Plan in 2003, 2002 and 2001, respectively, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $51,000, $23,000 and $26,000 respectively.

         In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). In April 2002, shareholders approved the 2002 Employee Stock Purchase Plan ("2002 Stock Purchase Plan") to succeed the Stock Purchase Plan. The plans allow eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2003, 2002 and 2001, 24,469 shares, 13,125 shares and 12,264 shares, respectively, were issued under this Plan for amounts totaling approximately $417,000, $243,000 and $183,000, respectively. The weighted-average fair value of these shares was $17.04, $18.54 and $14.95, respectively.

         The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, is increased for dividends declared and may only be distributed in kind. We have accrued, in "Accrued Liabilities - Other," approximately $355,000 and $370,000 on December 27, 2003 and December 28, 2002, respectively, for amounts incurred under this Plan. In 2003, 6,156 shares were issued as part of a distribution from the Plan for an amount totaling approximately $98,000.

         In January 1997, we instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2003, 2002 and 2001, we issued 1,600 shares, 1,400 shares and 1,500 shares, respectively, and recognized the market value of the shares on the date of issuance as an expense totaling approximately $35,000, $31,000 and $32,000, respectively.

         On April 28, 1999, the shareholders approved the Long Term Stock Incentive Plan (the "1999 Plan") to succeed the 1997 Long Term Stock Incentive Plan (the "1997 Plan"). The 1999 Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. In 2003, 2002 and 2001, we granted stock options for 140,000 shares, 576,769 shares and 390,597 shares, respectively.

         On April 17, 2002, under the 1999 Plan, a Conditional Share Grant Agreement was executed which will grant the Chief Executive Officer 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the Agreement. We have accrued in shareholders equity approximately $41,000 and $21,000 on December 27, 2003 and December 28, 2002, respectively, for this grant.

         As of December 27, 2003, a total of 3,000,558 shares are reserved for issuance under the plans mentioned above and under Note I below.

         On October 21, 1998, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 1,800,000 shares of our common stock. On October 18, 2000 and November 14, 2001, the Board of Directors authorized an additional 1,000,000 shares and 2,500,000 shares, respectively, to be repurchased under the program. In 2003, 2002 and 2001, we repurchased 123,234 shares, 2,199,435 shares and 109,482 shares, respectively, under these programs. As of December 27, 2003, cumulative total authorized shares available for repurchase is 1.5 million shares.

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

         Options were granted in 2003, 2002 and 2001 with exercise prices which were equal to the market prices on the date of grant.

         Stock option activity since the end of 2000 is summarized as follows:

                                                   Shares of             Weighted            Weighted
                                                  Common Stock           Average             Average
                                                Attributable to       Exercise Price      Fair Value of
                                                    Options             of Options       Options Granted
                                                ---------------       --------------      --------------
Outstanding on December 30, 2000                      1,661,538       $        12.95
Granted                                                 390,597       $        14.13     $          4.15

Exercised                                             (152,500)       $         4.50
Forfeited                                             (187,901)       $        11.20
---------------------------------               --------------
Outstanding on December 29, 2001                     1,711,734        $        14.15
Granted                                                576,769        $        22.48     $          7.09
Exercised                                             (120,000)       $         5.00
Forfeited                                             ( 62,629)       $        17.02
---------------------------------               --------------
Outstanding on December 28, 2002                     2,105,874        $        16.86
Granted                                                140,000        $        17.10     $          6.18
Exercised                                             ( 65,284)       $        13.24
Forfeited                                             (185,074)       $        18.73
---------------------------------               --------------
Outstanding on December 27, 2003                     1,995,516        $        16.83
                                                ==============


Options to purchase 55,003 shares were exercisable at December 27, 2003 with a weighted average price of $13.01. Options to purchase 20,000 shares were exercisable at December 28, 2002 with a weighted average price of $20.03. No options were exercisable on December 29, 2001. The following table summarizes information concerning options on December 27, 2003:

                                                                Weighted-Average
                                                   Number           Remaining
Range of Exercise Prices                         Outstanding    Contractual Life
------------------------                        ------------    ----------------
$4.25 - $10.00                                       235,000          3.02
$10.01 - $14.00                                      413,530          2.70
$14.01-  $18.00                                      490,245          3.58
$18.01 - $21.00                                      157,827          1.79
$21.01 - $23.00                                      413,914          3.88
$23.01 - $25.00                                      195,000          5.67
$25.01 - $36.01                                       90,000          8.56
                                                ------------
                                                   1,995,516
                                                ============


In December 2002, the FASB issued SFAS No.148, Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123 ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation and the effect of the method used on reported results. We do not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that addresses industry concerns related to applicability of current option pricing models to non-exchange traded employee option plans.

J.       EMPLOYEES' STOCK NOTES RECEIVABLE

         Notes were obtained by us from certain officers for the purchase of our common stock. On April 30, 2002, we sold 12,555 shares of common stock to three officers in exchange for additional notes receivable totaling approximately $300,000. Interest on all of the outstanding notes range from fixed rates of five to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). Each loan is evidenced by a promissory note from the participating officer and is secured by all of the shares purchased with the loan proceeds. As of August 1, 2002, we no longer issue notes to executive officers under this program.

         On April 30, 2003, we sold 57,232 shares of common stock to employees in exchange for notes receivable totaling almost $900,000. Interest on these notes is fixed at 4.8% per annum. Each loan is evidenced by a promissory note from the participating employee and is secured by all of the shares purchased with the loan proceeds.

         All loans are recourse loans. On December 27, 2003, payments on the notes are due as follows (in thousands):

2004...........................................     $  193
2005...........................................         62
2006...........................................        124
2007...........................................        113
2008...........................................         82
Thereafter.....................................      1,298
                                                    ------
                                                    $1,872
                                                    ======


K.       LIFE INSURANCE

         We maintain an officer's life insurance policy on the Chairman with a death benefit of $1.3 million. The cash surrender value on this policy on December 28, 2002 and December 29, 2001 is included in "Other Assets." During 2003, this policy was purchased by the Chairman of the Board for approximately $190,000, which was equal to its cash value.

L.       RETIREMENT PLANS

         We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees excluding the employees of certain subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. On July 1, 2003, the plan of a wholly-owned subsidiary merged with our plan. We made a profit sharing contribution of approximately $384,000 and $682,000 in 2002 and 2001, respectively. In addition, we matched 50% of employee contributions in 2003, 2002 and 2001, on a discretionary basis, totaling $2.9 million, $2.1 million and $1.8 million in 2003, 2002 and 2001, respectively. We made an additional discretionary match of approximately $311,000 in 2003. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $11,500.

         In addition, a wholly-owned subsidiary acquired in 1998 has a 401(k) plan for the benefit of substantially all of its employees. This subsidiary matched 50% of employee contributions, on a discretionary basis, totaling $583,000 and $586,000 in 2002 and 2001, respectively.

M.       INCOME TAXES

         Income tax provisions for the years ended December 27, 2003, December 28, 2002, and December 29, 2001 are summarized as follows (in thousands):

                                         2003        2002          2001
                                      ----------   ---------   ----------
Currently payable:
   Federal..........................  $   19,331   $  17,196   $   12,801
   State and local..................       2,296       2,590        1,385
   Foreign..........................         952        (509)         421
                                      ----------   ---------   ----------
                                          22,579      19,277       14,607
Net Deferred:
   Federal..........................       2,422       1,753        4,430
   State and local..................        (443)        462          447
   Foreign..........................        (233)      1,491          128
                                      ----------   ---------   ----------
                                           1,746       3,706        5,005
                                      ----------   ---------   ----------
                                      $   24,325   $  22,983   $   19,612
                                      ==========   =========   ==========

         The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                            2003       2002         2001
                                           -----       -----        -----
Statutory federal income tax rate...       35.0%       35.0%        35.0%
State and local taxes (net of
   federal benefits)................        1.8         3.2          2.2

Goodwill............................                                 1.1
Effect of minority owned interest
     in earnings of partnerships....       (0.1)       (1.0)        (0.9)
Other, net..........................        0.3        (0.2)        (1.3)
                                           ----        ----         ----
Effective income tax rate...........       37.0%       37.0%        36.1%
                                           ====        ====         ====

         We have no present intention of remitting undistributed earnings of certain foreign subsidiaries aggregating $6.4 million on December 27, 2003 and, accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of approximately $898,000 would have been required.

         Temporary differences which give rise to deferred tax assets and (liabilities) on December 27, 2003 and December 28, 2002 are as follows (in thousands):

                                                2003          2002
                                              --------      --------
Employee benefits.....................        $  4,322      $  4,369
Foreign subsidiary net operating loss.               9            64
Depreciation..........................         (14,919)      (13,002)
Inventory.............................            (382)         (480)
Accrued expenses......................             279           548
All other, net........................          (2,811)       (3,234)
                                              --------      --------
                                              $(13,502)     $(11,735)
Valuation allowance...................            (651)         (672)
                                              --------      --------
                                              $(14,153)     $(12,407)
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

N.       COMMITMENTS, CONTINGENCIES AND GUARANTEES

         We are insured for environmental impairment liability through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state and local environmental laws, ordinances and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages and expenses. Insurance reserves, calculated primarily with no discount rate, have been established to cover remediation activities at our Union City, GA; Stockertown, PA; Elizabeth City, NC; Auburndale, FL; Schertz, TX; and Janesville, WI wood preservation facilities. In August of 2002, we purchased property in Thornton, CA on which several old buildings existed. The environmental assessment indicated that these buildings contained small amounts of asbestos. A reserve has been established to cover the removal of the asbestos. Since we determined we will no longer operate the North East, MD facility as a wood preservation location, during the third quarter of 2002 we completed the process of closing the conditioning pad, in accordance with applicable regulations and the reserve was reduced accordingly.

         Including amounts from the captive insurance company, we have reserved amounts totaling approximately $1.9 million on December 27, 2003 and December 28, 2002, representing the estimated costs to complete remediation efforts.

         The manufacturers of CCA preservative agreed to voluntarily discontinue the registration of CCA for certain residential applications as of December 31, 2003. As a result, 21 of our 24 wood preservation facilities were converted to an alternate preservative, ACQ, in the third and fourth quarters of 2003. The remaining facilities were converted to either ACQ or borates during January 2004.

         In November 2003, the EPA published its report on the risks associated with the use of CCA in children's playsets. While the study observed that the range of potential exposure to CCA increased by the continuous use of playsets, the EPA concluded that the risks were not sufficient to require removal or replacement of any CCA treated structures. The EPA did refer a question on the use of sealants to a scientific advisory panel, which has not yet issued its report.

         The results of the EPA study are consistent with a prior Consumer Products Safety Commission (CPSC) study which reached a similar conclusion.

         We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida, Louisiana, Texas and Illinois. The complaints do not allege personal injury or property damage. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend this position. While our customer has charged us for certain expenses incurred in the defense of these claims, we have not formally accepted liability of these costs.

         The Florida claim was denied class action status, and is presently under appeal. We, along with others in the industry, were previously named as a defendant in the purported class action lawsuit in Louisiana. We have been dismissed from this litigation.

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

         We believe the remaining claims are without merit and therefore have not accrued for any potential loss related to the contingencies above. However, potential liabilities of this nature are not conducive to precise estimates. To the extent we are required to defend these actions, we intend to do so vigorously.

         In addition, on December 27, 2003, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

         On December 27, 2003, we had outstanding purchase commitments on capital projects of approximately $2.8 million.

         We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.

         In certain cases we jointly bid on contracts with framing companies to supply building materials to site-built construction projects. In some of these instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. Historically, we have not had any claims for indemnity from our sureties. As of December 27, 2003, we had approximately $26.6 million in outstanding performance bonds which expire during the next three to eighteen months.

         We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If at the expiration of the initial lease term we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is less than $800,000.

         Under our sale of accounts receivable agreement, we guarantee that Universal Forest Products RMS, LLC, as servicer, will remit collections on receivables sold to the bank. (See Note G.)

         On December 27, 2003, we had outstanding letters of credit totaling $31.4 million, primarily related to certain insurance contracts and industrial development revenue bonds.

         In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $13.1 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

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

         In 2003, 2002 and 2001, 30%, 30% and 33% of net sales, respectively, were to a single customer.

         Information regarding principal geographic areas was as follows (in thousands):

                                   2003                         2002                         2001
                         ------------------------      ------------------------     -----------------------
                                       Long-Lived                  Long-Lived                   Long-Lived
                                        Tangible                     Tangible                    Tangible
                          Net Sales      Assets        Net Sales       Assets       Net Sales     Assets
                         ----------    ----------      ----------  ------------     ----------  -----------
United States.....       $1,813,257    $  182,514      $1,559,530  $    181,761     $1,483,110  $   172,407
Foreign...........           85,573        38,111          80,369        28,121         47,243       20,840
                         ----------    ----------      ----------  ------------     ----------  -----------
Total.............       $1,898,830      $220,625      $1,639,899  $    209,882     $1,530,353  $   193,247
                         ==========    ==========      ==========  ============     ==========  ===========

         Sales generated in Canada and Mexico are primarily to customers in the United States of America.

         The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                  Value-Added          Commodity-Based
                                  -----------          ---------------
2003.......................          51.1%                    48.9%
2002.......................          50.8%                    49.2%
2001.......................          48.4%                    51.6%

       Value added product sales consist of fencing, decking, lattice and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood products and "wood alternative" products. Wood alternative products consist primarily of composite wood and plastic. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

P.     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

       The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks, during the years ended December 27, 2003 and December 28, 2002 (in thousands, except per share data):

                               First                   Second                 Third                 Fourth
                        -----------------------------------------------------------------------------------------
                         2003        2002        2003        2002       2003        2002       2003       2002
                        --------    --------    --------    --------   --------    --------   --------   --------
Net sales..........     $355,619                $341,656    $552,463   $504,944    $536,278   $452,959   $454,470
Gross profit.......       51,804      51,277      78,742      68,623     72,563      61,665     54,877     48,845
Net earnings.......        4,500       6,082      17,162      15,354     12,204      10,644      6,252      4,557
Basic earnings
  per share........         0.25        0.33        0.97        0.86       0.69        0.60       0.35       0.26
Diluted earnings
  per share........         0.25        0.32        0.94        0.82       0.66        0.58       0.34       0.25

Q.     SUBSEQUENT EVENTS

       In January 2004, we sold our 60% ownership in Nascor, a Calgary, Alberta-based manufacturer of engineered building products and licensor of I-joist manufacturing technology. The total sales price was $6 million (Canadian) and we expect to record an after-tax accounting loss from the sale of our Nascor shares of approximately $443,000 in the first quarter of 2004.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

Fiscal 2003                High        Low                Fiscal 2002           High          Low
-----------                ----        ---                -----------           ----          ---
Fourth Quarter.......      31.74      24.25             Fourth Quarter          22.00        16.04
Third Quarter........      26.10      19.98             Third Quarter           24.14        17.47
Second Quarter.......      21.50      15.41             Second Quarter          26.75        21.67
First Quarter........      21.99      15.01             First Quarter           26.18        20.28

There were approximately 5,500 shareholders of record as of March 1, 2004.

In 2003, we paid dividends on our common stock of $.045 per share in June and $.050 per share in December. In 2002, we paid dividends on our common stock of $.045 per share in June and $.045 per share in December. We intend to continue with our current dividend policy for the foreseeable future.

Directors and Executive Officers

Board of Directors
Peter F. Secchia
Chairman of the Board
Universal Forest Products, Inc.

William G. Currie
Vice Chairman of the Board and
Chief Executive Officer
Universal Forest Products, Inc.

Dan M. Dutton
Chairman
Stimson Lumber Co.

John M. Engler
President of State and Local
Government Business
EDS

John W. Garside
Chairman
Woodruff Coal Company

Gary F. Goode, CPA
Independent Consultant

Philip M. Novell
Consultant
Compass Group

Louis A. Smith
President
Smith and Johnson, Attorneys, P.C.

Operations Officers
Robert K. Hill
President
Universal Forest Products, Inc.
Western Division, Inc.

C. Scott Greene
President
Universal Forest Products, Inc.
Eastern Division, Inc.

Donald A. James
Executive Vice President
Site-Built
Universal Forest Products, Inc.
Eastern Division, Inc.

Robert D. Coleman
Executive Vice President
Manufacturing
Universal Forest Products, Inc.

Executive Committee
Peter F. Secchia
Chairman of the Board

William G. Currie
Vice Chairman of the Board and
Chief Executive Officer

Michael B. Glenn
President and Chief Operating Officer

Michael R. Cole
Chief Financial Officer and Treasurer

Matthew J. Missad
Executive Vice President and Secretary

Shareholder Information

Annual Meeting
The annual meeting of Universal Forest Products(R), Inc. will be held at 8:30 a.m. on April 21, 2004, at the Company's corporate headquarters, 2801 East Beltline, NE. Grand Rapids, Michigan.

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

Securities Counsel
Varnum, Riddering, Schmidt & Howlett Grand Rapids, MI

Independent Accountants
Ernst & Young LLP
Grand Rapids, MI

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

Universal Forest Products(R), Inc. and its Affiliates
Locations:
Arlington,TX
Ashburn, GA
Auburn, NY
Auburndale, FL
Belchertown, MA
Bend, OR
Berlin, NJ
Blanchester, OH
Bunn, NC

Burlington, NC
Chaffee, NY
Chandler, AZ
Chesapeake, VA
Clinton, NY
Conway, SC
Dallas, NC
Denver, CO
Durango, Durango, Mexico
Eatonton, GA
Elizabeth City, NC
Emlenton, PA
Englewood, CO
Fishersville, VA
Folkston, GA
Fontana, CA
Georgetown, DE
Gordon, PA
Grandview, TX
Granger, IN
Haleyville, AL
Hamilton, OH
Harrisonville, MO
Hope, AR
Houston, TX
Hudson, NY
Hutchinson, MN
Indianapolis, IN
Janesville, WI
Jefferson, GA
Kyle, TX
LaColle, Quebec, Canada
Lafayette, CO
Lansing, MI
Las Vegas, NV
Liberty, NC
Lodi, OH
Minneota, MN
Moultrie, GA
New London, NC
New Waverly, TX
New Windsor, MD
Ocala, FL
Ooltewah,TN
Parker, PA
Pearisburg, VA

Phoenix, AZ
Praire du Chien, WI
Ranson, WV
Riverside, CA
Saginaw, TX
Salisbury, NC
San Antonio, TX
Sanford, NC
Santee, SC
Schertz, TX
Sidney, NY
Silsbee, TX
Springfield, IL
Stockertown, PA
Stockton, CA
Tecate, MX
Thorndale, Ontario, Canada
Thornton, CA
Union City, GA
Warrens, WI
White Bear Lake, MN
Windsor, CO
Westville, IN
White Pigeon, MI
Woodburn, OR