Form 10-K/A, Exhibit 13
period 2003-12-27
UNIVERSAL FOREST PRODUCTS INC
filed 2004-07-23
CIK 912767

                                                                               .
                                                                               .
                                                                               .
                                                       EXHIBIT 13



                        UNIVERSAL FOREST PRODUCTS, INC.
                             FINANCIAL INFORMATION

                               TABLE OF CONTENTS

Selected Financial Data..............................     6

Management's Discussion and Analysis of Financial
Condition and Results of Operations..................  7-21

Report of Independent Auditors -- Ernst & Young LLP..    22

Report of Independent Public Accountants -- Arthur
Andersen LLP.........................................    23

Consolidated Balance Sheets as of December 27, 2003
and December 28, 2002................................    24

Consolidated Statements of Earnings for the Years
Ended December 27, 2003, December 28, 2002 and
December 29, 2001....................................    25

Consolidated Statements of Shareholders' Equity for
the Years Ended December 27, 2003, December 28, 2002
and December 29, 2001................................    26

Consolidated Statements of Cash Flows for the Years
Ended December 27, 2003, December 28, 2002 and
December 29, 2001....................................    27

Notes to Consolidated Financial Statements........... 28-45

Price Range of Common Stock and Dividends............    46

                                                UNIVERSAL FOREST PRODUCTS(R)   5

                            SELECTED FINANCIAL DATA

             (In thousands, except per share and statistics data.)

                                            2003         2002         2001         2000         1999
                                         --------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS DATA
Net sales(1)...........................  $1,898,830   $1,639,899   $1,530,353   $1,387,130   $1,432,601
Gross profit(1)........................     257,986      230,410      211,479      187,013      178,387
Earnings before income taxes, minority
  interest and equity in earnings of
  investee.............................      65,792       62,115       54,300       50,375       51,537
Net earnings(3)........................      40,119       36,637       33,142       30,438       31,448
Diluted earnings per share(3)..........  $     2.18   $     1.97   $     1.63   $     1.49   $     1.48
Dividends per share....................  $    0.095   $    0.090   $    0.085   $    0.080   $    0.075
Weighted average shares outstanding
  with common stock equivalents........      18,379       18,619       20,377       20,477       21,186
CONSOLIDATED BALANCE SHEET DATA
Working capital(4).....................  $  190,435   $  185,256   $  124,071   $  120,321   $  124,324
Total assets...........................     684,757      638,874      551,209      485,320      468,638
Total debt and capital lease
  obligations(2).......................     213,186      243,572      212,187      160,860      155,818
Shareholders' equity...................     304,749      264,434      230,862      235,769      214,562
STATISTICS
Gross profit as a percentage of net
  sales(1).............................        13.6%        14.1%        13.8%        13.5%        12.5%
Net earnings as a percentage of net
  sales(3).............................         2.1%         2.2%         2.2%         2.2%         2.2%
Return on beginning equity(5)..........        15.2%        13.7%        14.1%        14.2%        16.4%
Current ratio..........................        2.34         2.64         2.10         2.50         2.36
Debt to equity ratio(2)................        0.70         0.92         0.92         0.68         0.73
Book value per common share............  $    17.11   $    14.90   $    13.04   $    12.02   $    10.65

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

- Recent signs suggest that the manufactured housing industry may have reached a bottom and that a slight recovery is possible. For example, in early 2003, Berkshire Hathaway acquired one of the industry's largest producers -- Clayton Homes, Inc. -- which in turn recently agreed to purchase Oakwood Homes, Inc. Oakwood is presently operating under Chapter 11 of the U.S. Bankruptcy Code. In addition, several lenders recently announced that they will begin providing financing to the industry.

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

                                                               RANDOM LENGTHS COMPOSITE
                                                                    AVERAGE $/MBF
                                                              --------------------------
                                                              2003       2002      2001
                                                              --------------------------
January.....................................................  $278       $297      $269
February....................................................   295        317       285
March.......................................................   277        339       306
April.......................................................   283        323       331
May.........................................................   278        312       411
June........................................................   303        302       365
July........................................................   302        306       325
August......................................................   336        291       336
September...................................................   375        279       309
October.....................................................   325        274       278
November....................................................   338        265       283
December....................................................   327        271       277
Annual average..............................................  $310       $298      $314
Annual percentage change....................................   4.0%      (5.1%)    (2.8%)

In addition, a SYP composite price, which we prepare and use, is presented below. Sales of products produced using this species comprise up to fifty percent of our sales volume.

                                                                  SYP COMPOSITE
                                                                  AVERAGE $/MBF
                                                              ---------------------
                                                              2003     2002    2001
                                                              ---------------------
January.....................................................  $387     $410    $369
February....................................................   394      434     393
March.......................................................   392      464     408
April.......................................................   410      457     427
May.........................................................   385      408     509
June........................................................   384      383     496
July........................................................   374      409     426
August......................................................   398      375     419
September...................................................   437      361     406
October.....................................................   390      357     365
November....................................................   410      354     371
December....................................................   401      375     371
Annual average..............................................  $397     $399    $413
Annual percentage change....................................  (0.5%)   (3.4%)  (5.1%)

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

- Products with fixed selling prices. These products include value-added products such as decking and fencing sold to DIY/retail customers, as well as trusses, wall panels and other components sold to the site-built construction market. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time periods and quantity limitations generally allow us to reprice our products for changes in lumber costs from our suppliers.

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

Changes in the trend of lumber prices have their greatest impact on the following products:

- Products that have significant inventory levels with low turnover rates, such as treated lumber, which comprises almost twenty-five percent of our total sales. In other words, the longer the period of time that products remain in inventory, the greater the exposure to changes in the price of lumber. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate this risk through certain vendor supply programs. (See "Risk Factors -- Seasonality and weather conditions could adversely affect us" section.)

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

COMPANY NAME                                             ACQUISITION DATE      BUSINESS DESCRIPTION
---------------------------------------------------------------------------------------------------------------------
D&L Framing LLC......................................    August 28, 2003       Framing operation for multi-family
                                                                               construction located in Las Vegas, NV.
Norpac Construction LLC..............................    June 3, 2003          Concrete framer for residential
                                                                               construction located in Las Vegas, NV.

Quality Wood Treating Co., Inc. ("Quality")..........    November 4, 2002      One facility in Prairie du Chien, WI
                                                         August 26, 2003       which produces EverX(R) composite
                                                                               decking. We also entered into an
                                                                               exclusive treating services agreement
                                                                               with Quality. On August 26, 2003, we
                                                                               canceled the treating services
                                                                               agreement and purchased two treating
                                                                               facilities in Lansing, MI and
                                                                               Janesville, WI and our subsidiary
                                                                               agreed to lease the real estate of a
                                                                               third treating facility in White Bear
                                                                               Lake, MN.
J.S. Building Products, Inc..........................    September 9, 2002     One facility in Modesto, CA, which
                                                                               manufactures engineered roof trusses
                                                                               for the site-built construction
                                                                               market.
Inno-Tech Plastics, Inc. ("Inno-Tech")...............    April 10, 2002        One facility in Springfield, IL which
   -- Entered into exclusive licensing agreement and                           manufactures "wood alternative"
  acquired certain assets.                                                     products.
Pinelli-Universal S. de R.L. de C.V. ("Pinelli").....    January 15, 2002      One facility in Durango, Durango,
  -- Purchased additional 5% interest.                                         Mexico which manufactures molding and
                                                                               millwork products.
P&R Truss Company, Inc. and P&R Truss-Sidney, Inc.
  (collectively "P&R"). .............................    October 15, 2001      Facilities in Auburn, Chaffee, Hudson
                                                                               and Sidney, New York, which serve the
                                                                               site-built construction market.
Superior Truss Division of Banks Corporation
  ("Superior"). .....................................    June 1, 2001          One facility in Syracuse, Indiana and
                                                                               one in Minneota, Minnesota which serve
                                                                               the site-built construction market.
Sunbelt Wood Components ("Sunbelt"). ................    April 3, 2001         Facilities in New London, North
                                                                               Carolina; Haleyville, Alabama;
                                                                               Ashburn, Georgia; and Glendale,
                                                                               Arizona which serve the manufactured
                                                                               housing industry.
D&R Framing Contractors ("D&R")......................    February 28, 2001     One facility in Englewood, Colorado.
  -- Purchased 50% of the assets.                                              Framer serving the site-built
                                                                               construction market.

 12    UNIVERSAL FOREST PRODUCTS(R)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

                                                                             YEARS ENDED
                                                              ------------------------------------------
                                                              DECEMBER 27,   DECEMBER 28,   DECEMBER 29,
                                                                  2003           2002           2001
                                                              ------------------------------------------
Net sales...................................................     100.0%         100.0%         100.0%
Cost of goods sold..........................................      86.4           86.0           86.2
                                                                 -----          -----          -----
Gross profit................................................      13.6           14.1           13.8
Selling, general and administrative expenses................       9.4            9.7            9.5
                                                                 -----          -----          -----
Earnings from operations....................................       4.2            4.4            4.3
Interest, net...............................................      (0.7)          (0.7)          (0.8)
Gain on sale of assets......................................       0.0            0.1            0.0
                                                                 -----          -----          -----
Earnings before income taxes, minority interest and equity
  in earnings of investee...................................       3.5            3.8            3.5
Income taxes................................................       1.3            1.4            1.3
                                                                 -----          -----          -----
Earnings before minority interest and equity in earnings of
  investee..................................................       2.2            2.4            2.3
Minority interest...........................................      (0.1)          (0.2)          (0.1)
Equity in earnings of investee..............................       0.0            0.0            0.0
                                                                 -----          -----          -----
Reported net earnings.......................................       2.1%           2.2%           2.2%
  Add: Goodwill amortization, net of tax....................       0.0            0.0            0.2
                                                                 -----          -----          -----
  Adjusted net earnings.....................................       2.1%           2.2%           2.4%
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

                                                                             YEARS ENDED
                                                     ------------------------------------------------------------
                                                     DECEMBER 27,     %      DECEMBER 28,     %      DECEMBER 29,
MARKET CLASSIFICATION                                    2003       CHANGE       2002       CHANGE       2001
--------------------------------------------------------------------------------------------------
DIY/retail.........................................   $  900,188     18.5     $  759,439      2.9     $  738,218
Site-Built Construction............................      400,055     22.4        326,962      5.9        308,826
Manufactured Housing...............................      285,040     (2.7)       293,070      4.6        280,208
Industrial and Other...............................      313,547     20.4        260,428     28.2        203,101
                                                      ----------              ----------              ----------
Total..............................................   $1,898,830              $1,639,899              $1,530,353
                                                      ==========              ==========              ==========

-------------------------

Note: During 2003, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.

The following table estimates, for the periods indicated, our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

                                                                             % CHANGE
                                                              ---------------------------------------
                                                              IN SALES   IN SELLING PRICES   IN UNITS
                                                              ---------------------------------------
2003 versus 2002............................................    +16%            +3%            +13%
2002 versus 2001............................................     +7%            -2%             +9%
2001 versus 2000............................................    +10%            -3%            +13%

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

VALUE-ADDED AND COMMODITY-BASED SALES:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                              VALUE-ADDED   COMMODITY-BASED
                                                              -----------------------------
2003........................................................     51.1%           48.9%
2002........................................................     50.8%           49.2%
2001........................................................     48.4%           51.6%

The increase in our ratio of value-added sales to total sales in 2003 compared to 2002 was primarily due to a 17% increase in value-added sales while commodity-based sales increased by 15%. Value-added sales increased primarily due to increased unit sales of trusses sold to the site-built market, new framing operations, EverX(R) composite decking and specialty products supplied to the DIY/retail market. Commodity-based sales increased due to increased unit sales of plywood and the exclusive treating services agreement completed in the third quarter of 2002.

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

                                                                       PAYMENTS DUE BY PERIOD
                                                         --------------------------------------------------
                                                         LESS THAN    1 - 3     3 - 5    AFTER 5
CONTRACTUAL OBLIGATION                                    1 YEAR      YEARS     YEARS     YEARS     TOTAL
-----------------------------------------------------------------------------------------------------------
Long-term debt.........................................   $ 6,411    $49,642   $81,478   $73,929   $211,460
Operating leases.......................................     9,931     11,885     3,097       267     25,180
Capital project purchase obligations...................     2,755                                     2,755
                                                          -------    -------   -------   -------   --------
Total..................................................   $19,097    $61,527   $84,575   $74,196   $239,395
                                                          =======    =======   =======   =======   ========

As of December 27, 2003, we also had $31.4 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

                                                                2003       2002       2001
                                                              ------------------------------
Cash from operating activities..............................  $ 70,375   $ 20,796   $ 78,056
Cash from investing activities..............................   (31,412)   (48,435)   (68,494)
Cash from financing activities..............................   (39,067)    22,286     10,933
                                                              --------   --------   --------
Net change in cash and cash equivalents.....................      (104)    (5,353)    20,495
Cash and cash equivalents, beginning of year................    17,534     22,887      2,392
                                                              --------   --------   --------
Cash and cash equivalents, end of year......................  $ 17,430   $ 17,534   $ 22,887
                                                              ========   ========   ========

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuance of long-term notes payable at times when interest rates are favorable. In the past we have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to operating cash flow. We believe this is one of the many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.

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

In line with the goals for growth stated above, we have targeted sales and net earnings growth of 10% to 14% for 2004.

                                               UNIVERSAL FOREST PRODUCTS(R)   19

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

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

We expect that business acquisitions will play a major role in our future growth in this market. In addition, we believe the trend whereby customers prefer to purchase a combination of components and framing services will continue. Therefore, our acquisition strategy includes targeted markets for framing operations.

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

 20    UNIVERSAL FOREST PRODUCTS(R)

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

- The conversion to a new chemical to preserve wood products may impact our margins in the event consumer demand for the new preservatives is not as strong as the demand for CCA treated products. The new chemical is expected to increase the cost of our products by approximately 10% to 15%. (See Note N, "Commitments, Contingencies and Guarantees.") On a short-term basis, margins may be impacted by our ability to achieve desired chemical efficiencies. The cost of the new chemical is more than four times higher than CCA.

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

                                               UNIVERSAL FOREST PRODUCTS(R)   21

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

/s/ ERNST & YOUNG
Grand Rapids, Michigan
January 27, 2004

 22    UNIVERSAL FOREST PRODUCTS(R)

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

/s/ ARTHUR ANDERSEN LLP
Grand Rapids, Michigan
January 25, 2002

                                               UNIVERSAL FOREST PRODUCTS(R)   23

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                                        DECEMBER 27,   DECEMBER 28,
                                                               NOTE         2003           2002
                                                              -------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................              $  17,430       $  17,534
  Restricted cash equivalents...............................                                  1,383
  Accounts receivable (net of allowances of $1,891 and
    $2,427).................................................  G             137,660         105,217
  Inventories:
    Raw materials...........................................                 83,064          83,557
    Finished goods..........................................                 86,497          82,449
                                                                          ---------       ---------
                                                                            169,561         166,006
  Other current assets......................................  G               2,540           2,041
  Prepaid income taxes......................................  M               3,290           5,075
  Deferred income taxes.....................................  M               1,832             921
                                                                          ---------       ---------
    TOTAL CURRENT ASSETS....................................                332,313         298,177
OTHER ASSETS................................................  F, K            6,421           6,738
GOODWILL....................................................  B, C          125,028         126,299
NON-COMPETE AND LICENSING AGREEMENTS
  (net of accumulated amortization of $4,003 and $2,463)....  B, C            6,791           4,516
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements.....................................  E              51,942          47,102
  Buildings and improvements................................  E             120,001         113,316
  Machinery, equipment and office furniture.................  E             177,525         157,004
  Construction in progress..................................                 11,900          11,077
                                                                          ---------       ---------
                                                                            361,368         328,499
  Less accumulated depreciation and amortization............  E            (147,164)       (125,355)
                                                                          ---------       ---------
    PROPERTY, PLANT AND EQUIPMENT, NET......................                214,204         203,144
                                                                          ---------       ---------
TOTAL ASSETS................................................              $ 684,757       $ 638,874
                                                                          =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt...........................................  D           $   1,726       $   1,758
  Accounts payable..........................................                 81,687          57,515
  Accrued liabilities:
    Compensation and benefits...............................  L              47,150          40,690
    Other...................................................  H               4,904           6,463
  Current portion of long-term debt and capital lease
    obligations.............................................  D, E            6,411           6,495
                                                                          ---------       ---------
    TOTAL CURRENT LIABILITIES...............................                141,878         112,921
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current
  portion...................................................  D, E          205,049         235,319
DEFERRED INCOME TAXES.......................................  M              15,984          13,328
MINORITY INTEREST...........................................                  7,780           7,040
OTHER LIABILITIES...........................................  C, F, N         9,317           5,832
                                                                          ---------       ---------
    TOTAL LIABILITIES.......................................                380,008         374,440
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; shares authorized
    1,000,000; issued and outstanding, none
  Common stock, no par value; shares authorized 40,000,000;
    issued and outstanding, 17,813,564 and 17,741,982.......  H, I, J        17,814          17,742
  Additional paid-in capital................................  H, J           85,189          82,139
  Deferred stock compensation...............................  F, H            1,477           1,434
  Retained earnings.........................................                200,745         164,221
  Accumulated other comprehensive earnings..................                  1,396             299
                                                                          ---------       ---------
                                                                            306,621         265,835
  Employee stock notes receivable...........................  J              (1,872)         (1,401)
                                                                          ---------       ---------
    TOTAL SHAREHOLDERS' EQUITY..............................                304,749         264,434
                                                                          ---------       ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................              $ 684,757       $ 638,874
                                                                          =========       =========

See notes to consolidated financial statements.

 24    UNIVERSAL FOREST PRODUCTS(R)

                      CONSOLIDATED STATEMENTS OF EARNINGS

                     (In thousands, except per share data)

                                                                               YEAR ENDED
                                                         ------------------------------------------------------
                                                                     DECEMBER 27,   DECEMBER 28,   DECEMBER 29,
                                                           NOTE          2003           2002           2001
                                                         ------------------------------------------------------
NET SALES..............................................               $1,898,830     $1,639,899     $1,530,353
COST OF GOODS SOLD.....................................  E, L          1,640,844      1,409,489      1,318,874
                                                                      ----------     ----------     ----------
GROSS PROFIT...........................................                  257,986        230,410        211,479
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES...........  C,E,H,K,L       177,970        158,299        145,722
                                                                      ----------     ----------     ----------
EARNINGS FROM OPERATIONS...............................                   80,016         72,111         65,757
OTHER EXPENSE (INCOME):
  Interest expense.....................................  D                14,443         11,375         12,043
  Interest income......................................  J                  (219)          (297)          (586)
  Gain on sale of assets...............................                                  (1,082)
                                                                      ----------     ----------     ----------
                                                                          14,224          9,996         11,457
                                                                      ----------     ----------     ----------
EARNINGS BEFORE INCOME TAXES, MINORITY INTEREST AND
  EQUITY IN EARNINGS OF INVESTEE.......................                   65,792         62,115         54,300
INCOME TAXES...........................................  M                24,325         22,983         19,612
                                                                      ----------     ----------     ----------
EARNINGS BEFORE MINORITY INTEREST AND EQUITY IN
  EARNINGS OF INVESTEE.................................                   41,467         39,132         34,688
MINORITY INTEREST......................................                   (1,348)        (2,495)        (1,792)
EQUITY IN EARNINGS OF INVESTEE.........................                                                    246
                                                                      ----------     ----------     ----------
REPORTED NET EARNINGS..................................                   40,119         36,637         33,142
  ADD: Goodwill amortization, net of tax...............                                                  2,997
                                                                      ----------     ----------     ----------
  ADJUSTED NET EARNINGS................................               $   40,119     $   36,637     $   36,139
                                                                      ==========     ==========     ==========
REPORTED EARNINGS PER SHARE -- BASIC...................               $     2.26     $     2.04     $     1.68
  ADD: Goodwill amortization, net of tax...............                                                   0.15
                                                                      ----------     ----------     ----------
  ADJUSTED EARNINGS PER SHARE -- BASIC.................               $     2.26     $     2.04     $     1.83
                                                                      ==========     ==========     ==========
REPORTED EARNINGS PER SHARE -- DILUTED.................               $     2.18     $     1.97     $     1.63
  ADD: Goodwill amortization, net of tax...............                                                   0.15
                                                                      ----------     ----------     ----------
  ADJUSTED EARNINGS PER SHARE -- DILUTED...............               $     2.18     $     1.97     $     1.77
                                                                      ==========     ==========     ==========
WEIGHTED AVERAGE SHARES OUTSTANDING....................                   17,761         17,922         19,774
WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK
  EQUIVALENTS..........................................                   18,379         18,619         20,377

See notes to consolidated financial statements.

                                               UNIVERSAL FOREST PRODUCTS(R)   25

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                (In thousands, except share and per share data)

                                                                                       ACCUMULATED
                                               ADDITIONAL     DEFERRED                    OTHER       EMPLOYEES'
                                     COMMON     PAID-IN        STOCK       RETAINED   COMPREHENSIVE   STOCK NOTES
                                      STOCK     CAPITAL     COMPENSATION   EARNINGS     EARNINGS      RECEIVABLE     TOTAL
                                     ---------------------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 2000.......  $19,719    $79,800        $1,134      $136,645      $  860         $(1,255)    $236,903
Comprehensive earnings:
  Net earnings.....................                                          33,142
  Foreign currency translation
    adjustment.....................                                                        (302)
  Total comprehensive earnings.....                                                                                   32,840
Cash dividends -- $.085 per
  share............................                                          (1,683)                                  (1,683)
Issuance of 164,764 shares under
  employee stock plans.............      165        705                                                                  870
Issuance of 13,464 shares under
  stock grant programs.............       13        173                                                                  186
Repurchase of 109,482 shares.......     (109)                                (1,427)                                  (1,536)
Tax benefits from non-qualified
  stock options exercised..........                 316                                                                  316
Deferred stock compensation........                               120                                                    120
Transfer to temporary equity.......   (2,000)                               (34,000)                                 (36,000)
Payments received on officers'
  stock notes receivable...........                                                                         100          100
                                     -------    -------        ------      --------      ------         -------     --------
BALANCE AT DECEMBER 29, 2001.......  $17,788    $80,994        $1,254      $132,677      $  558         $(1,155)    $232,116
Comprehensive earnings:
  Net earnings.....................                                          36,637
  Foreign currency translation
    adjustment.....................                                                        (259)
  Total comprehensive earnings.....                                                                                   36,378
Cash dividends -- $.090 per
  share............................                                          (1,605)                                  (1,605)
Issuance of 133,125 shares under
  employee stock plans.............      133        710                                                                  843
Issuance of 7,877 shares under
  stock grant programs.............        8        125                                                                  133
Repurchase of 199,435 shares.......     (199)                                (3,488)                                  (3,687)
Tax benefits from non-qualified
  stock options exercised..........                  22                                                                   22
Deferred stock compensation........                               180                                                    180
Issuance of officers' stock notes
  receivable.......................       12        288                                                    (300)           0
Payments received on officers'
  stock notes receivable...........                                                                          54           54
                                     -------    -------        ------      --------      ------         -------     --------
BALANCE AT DECEMBER 28, 2002.......  $17,742    $82,139        $1,434      $164,221      $  299         $(1,401)    $264,434
Comprehensive earnings:
  Net earnings.....................                                          40,119
  Foreign currency translation
    adjustment.....................                                                       1,097
  Total comprehensive earnings.....                                                                                   41,216
Cash dividends -- $.095 per
  share............................                                          (1,689)                                  (1,689)
Issuance of 89,753 shares under
  employee stock plans.............       90      1,191                                                                1,281
Issuance of 10,153 shares under
  stock grant programs.............       10        174                                                                  184
Issuance of 37,678 shares under
  Deferred Compensation plan.......       38        609                                                                  647
Repurchase of 123,234 shares.......     (123)                                (1,906)                                  (2,029)
Tax benefits from non-qualified
  stock options exercised..........                 246                                                                  246
Deferred stock compensation........                                43                                                     43
Issuance of employees' stock notes
  receivable.......................       57        830                                                    (887)           0
Payments received on stock notes
  receivable.......................                                                                         416          416
                                     -------    -------        ------      --------      ------         -------     --------
BALANCE AT DECEMBER 27, 2003.......  $17,814    $85,189        $1,477      $200,745      $1,396         $(1,872)    $304,749
                                     =======    =======        ======      ========      ======         =======     ========

See notes to consolidated financial statements.

 26    UNIVERSAL FOREST PRODUCTS(R)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                 YEAR ENDED
                                                              -------------------------------------------------
                                                                     DECEMBER 27,   DECEMBER 28,   DECEMBER 29,
                                                              NOTE       2003           2002           2001
                                                              -------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................            $ 40,119       $ 36,637        $ 33,142
  Adjustments to reconcile net earnings to net cash from
    operating activities:
    Depreciation............................................  E           25,638         23,371          20,101
    Amortization of intangibles.............................  B, C         1,909          1,152           4,375
    Deferred income taxes...................................  M            1,746          3,102           4,587
    Minority interest.......................................               1,348          2,495           1,792
    Net loss on sale or impairment of property, plant and
      equipment.............................................               1,050            702           1,445
    Changes in:
      Accounts receivable...................................             (41,233)       (16,489)        (11,753)
      Accounts receivable under sale and servicing
        agreement...........................................  G            9,159
      Inventories...........................................              (3,555)       (40,780)         10,051
      Accounts payable......................................              23,476          9,638           9,891
      Accrued liabilities and other.........................              10,718            968           4,425
                                                                        --------       --------        --------
        NET CASH FROM OPERATING ACTIVITIES..................              70,375         20,796          78,056
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.................             (40,578)       (31,295)        (22,748)
  Purchase of licensing agreements..........................                (150)        (2,000)
  Acquisitions, net of cash received........................  B             (787)       (17,540)        (49,534)
  Proceeds from sale of property, plant and equipment.......               6,221          2,862           2,497
  Advances on notes receivable..............................                                               (886)
  Collection of notes receivable............................                 461            965             945
  Restricted cash equivalents...............................               1,383         (1,383)          1,364
  Other assets, net.........................................               2,038            (44)           (132)
                                                                        --------       --------        --------
        NET CASH FROM INVESTING ACTIVITIES..................             (31,412)       (48,435)        (68,494)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net (repayments)/borrowings of short-term debt and
    revolving credit facilities.............................  D          (29,657)        13,862          23,129
  Proceeds from issuance of long-term debt..................  D                          58,700           2,500
  Repayment of long-term debt...............................  D           (6,140)        (8,482)        (10,697)
  Proceeds from issuance of common stock....................  H, I         1,281            843             870
  Distributions to minority shareholder.....................                (833)        (1,345)         (1,650)
  Dividends paid to shareholders............................              (1,689)        (1,605)         (1,683)
  Repurchase of common stock................................  H           (2,029)       (39,687)         (1,536)
                                                                        --------       --------        --------
        NET CASH FROM FINANCING ACTIVITIES..................             (39,067)        22,286          10,933
                                                                        --------       --------        --------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................                (104)        (5,353)         20,495
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................              17,534         22,887           2,392
                                                                        --------       --------        --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................            $ 17,430       $ 17,534        $ 22,887
                                                                        ========       ========        ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................  D         $ 14,505       $ 11,388        $ 12,303
    Income taxes............................................  M           19,829         22,827          14,911
NON-CASH OPERATING ACTIVITIES:
  Non-compete agreements with Chairman of the Board in
    exchange for future payments............................  C              856
NON-CASH INVESTING ACTIVITIES:
  Property, plant and equipment acquired through capital
    leases..................................................  E            2,110                            247
  Stock acquired through employees' stock notes
    receivable..............................................  J              887            300
NON-CASH FINANCING ACTIVITIES:
  Note payable exchanged for non-compete....................  B                           2,069
  Common stock issued under deferred compensation plan......  F              647

See notes to consolidated financial statements.

                                               UNIVERSAL FOREST PRODUCTS(R)   27

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

 28    UNIVERSAL FOREST PRODUCTS(R)

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

                                               UNIVERSAL FOREST PRODUCTS(R)   29

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

The following table presents the activity in our accounts receivable allowances (in thousands):

                                                                        ADDITIONS    UNCOLLECTIBLE   RECOVERY OF
                                                           BALANCE AT   CHARGED TO     ACCOUNTS        AMOUNTS      BALANCE
                                                           BEGINNING    COSTS AND     WRITTEN OFF    PREVIOUSLY    AT END OF
                                                           OF PERIOD     EXPENSES      (NET)(1)      WRITTEN OFF    PERIOD
                                                           -----------------------------------------------------------------
Year ended December 27, 2003:
  Allowance for possible losses on accounts receivable...    $2,427      $17,817       $(18,694)        $341         $1,891
Year ended December 28, 2002:
  Allowance for possible losses on accounts receivable...     1,803       17,500        (16,981)         105          2,427
Year ended December 29, 2001:
  Allowance for possible losses on accounts receivable...     1,340       15,298        (15,286)         451          1,803

-------------------------
(1) Includes effects of foreign currency translation.

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

 30    UNIVERSAL FOREST PRODUCTS(R)

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

                                         2003                         2002                         2001
                              --------------------------   --------------------------   --------------------------
                              INCOME    SHARES     PER     INCOME    SHARES     PER     INCOME    SHARES     PER
                               (NUM-    (DENOM-   SHARE     (NUM-    (DENOM-   SHARE     (NUM-    (DENOM-   SHARE
                              ERATOR)   INATOR)   AMOUNT   ERATOR)   INATOR)   AMOUNT   ERATOR)   INATOR)   AMOUNT
                              ------------------------------------------------------------------------------------
NET EARNINGS................  $40,119                      $36,637                      $33,142
EPS -- BASIC
Income available to common
  stockholders..............   40,119   17,761    $2.26     36,637   17,922    $2.04     33,142   19,774    $1.68
                                                  =====                        =====                        =====
EFFECT OF DILUTIVE
  SECURITIES
Options.....................               618                          697                          603
                                        ------                       ------                       ------
EPS -- DILUTED
Income available to common
  stockholders and assumed
  options exercised.........  $40,119   18,379    $2.18    $36,637   18,619    $1.97    $33,142   20,377    $1.63
                              =======   ======    =====    =======   ======    =====    =======   ======    =====

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

Effective December 30, 2001 (the first day of our fiscal year ending December 28, 2002), we adopted SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets ("SFAS 144"). SFAS 144 supercedes SFAS 121, and the accounting and reporting provisions of the Accounting Principles Board ("APB") Opinion No. 30, Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 retains the provisions of SFAS 121 for recognition and measurement of impairment of long-lived assets to be held and used, and measurement of long-lived assets to be disposed of by sale. Discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The impact of adopting this standard has not been significant to our consolidated financial statements.

STOCK-BASED COMPENSATION

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), we continue to apply the provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted and stock purchased in 2003,

                                               UNIVERSAL FOREST PRODUCTS(R)   31

2002 and 2001 been determined under the fair value based method defined in SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                               2003      2002      2001
                                                              ---------------------------
Net Earnings:
  As Reported...............................................  $40,119   $36,637   $33,142
  Deduct: Compensation expense -fair value method...........   (1,743)   (1,571)   (1,371)
                                                              -------   -------   -------
  Pro Forma.................................................  $38,376   $35,066   $31,771
                                                              =======   =======   =======
EPS -- Basic:
  As Reported...............................................  $  2.26   $  2.04   $  1.68
  Pro Forma.................................................  $  2.16   $  1.96   $  1.61
EPS -- Diluted:
  As Reported...............................................  $  2.18   $  1.97   $  1.63
  Pro Forma.................................................  $  2.13   $  1.93   $  1.56

The fair value of each option granted in 2003, 2002 and 2001 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                                                                2003        2002        2001
                                                              ---------------------------------
Risk Free Interest Rate.....................................       4.6%        4.6%        4.6%
Expected Life...............................................  6.5 years   5.0 years   4.5 years
Expected Volatility.........................................     28.25%      27.52%      26.62%
Expected Dividend Yield.....................................      0.40%       0.40%       0.40%

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

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003 (FIN 46(R)). This new rule requires that companies consolidate a variable interest entity if the company is entitled to receive a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns, or both. We do not have any special purpose entities, as defined, nor have we acquired a variable interest in an entity where we are the primary beneficiary since January 31, 2003. The provisions of FIN 46(R) currently

 32    UNIVERSAL FOREST PRODUCTS(R)
are required to be applied as of the end of the first reporting period that ends after March 15, 2004 for the variable interest entities in which we hold a variable interest that we acquired on or before January 31, 2003. We do not expect that the implementation of Interpretation 46(R) will have a material effect on our consolidated financial statements.

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

                                               UNIVERSAL FOREST PRODUCTS(R)   33

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

 34    UNIVERSAL FOREST PRODUCTS(R)

On December 28, 2002, non-compete assets totaled $4.7 million with accumulated amortization totaling $2.1 million, and licensing agreements totaled $2.3 million with accumulated amortization of $0.4 million.

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements......................................   5 to 11 years
Licensing agreements........................................   5 to 20 years

Amortization expense for intangibles totaled $1.9 million and $1.2 in 2003 and 2002, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2004........................................................   $1,634
2005........................................................    1,478
2006........................................................    1,302
2007........................................................      788
2008........................................................      486
Thereafter..................................................    1,103

The changes in the net carrying amount of goodwill for the years ended December 27, 2003 and December 28, 2002 are as follows (in thousands):

Balance as of December 29, 2001.............................   $119,550
Goodwill acquired...........................................      6,386
Foreign currency translation effects, and other, net........        363
                                                               --------
Balance as of December 28, 2002.............................    126,299
Final purchase price allocation of Quality and JS...........     (2,810)
Goodwill acquired...........................................        550
Foreign currency translation effects and other, net.........        989
                                                               --------
Balances as of December 27, 2003............................   $125,028
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

                                               UNIVERSAL FOREST PRODUCTS(R)   35

Long-term debt and capital lease obligations are summarized as follows on December 27, 2003 and December 28, 2002 (amounts in thousands):

                                                                2003       2002
                                                              -------------------
1994 Senior unsecured notes, $5,714,000 due annually
  commencing May 1998 through May 2004, interest due
  semi-annually at 7.15%....................................  $  5,714   $ 11,429
Series 1998-A Senior Notes Tranche A, due on December 21,
  2005, interest payable semi-annually at 6.69%.............    21,500     21,500
Series 1998-A Senior Notes Tranche B, due on December 21,
  2008, interest payable semi-annually at 6.98%.............    59,500     59,500
Series 1998-A Senior Notes Tranche C, due on December 21,
  2008, interest payable semi-annually at 6.98%.............    19,000     19,000
Series 2002-A Senior Notes Tranche A, due on December 18,
  2009, interest payable semi-annually at 5.63%.............    15,000     15,000
Series 2002-A Senior Notes Tranche B, due on December 18,
  2012, interest payable semi-annually at 6.16%.............    40,000     40,000
Revolving credit facility totaling $200 million due on
  November 25, 2005, interest due monthly at a floating rate
  (1.86% on December 27, 2003)..............................    27,058     53,383
Series 1998 Industrial Development Revenue Bonds, due on
  December 1, 2018, interest payable monthly at a floating
  rate (1.33% on December 27, 2003).........................     1,300      1,300
Series 1999 Industrial Development Revenue Bonds, due on
  July 1, 2029, interest payable monthly at a floating rate
  (1.24% on December 27, 2003)..............................     2,400      2,400
Series 1999 Industrial Development Revenue Bonds, due on
  August 1, 2029, interest payable monthly at a floating
  rate (1.12% on December 27, 2003).........................     3,300      3,300
Series 2000 Industrial Development Revenue Bonds, due on
  October 1, 2020, interest payable monthly at a floating
  rate (1.23% on December 27, 2003).........................     2,700      2,700
Series 2000 Industrial Development Revenue Bonds, due on
  November 1, 2020, interest payable monthly at a floating
  rate (1.24% on December 27, 2003).........................     2,400      2,400
Series 2001 Industrial Development Revenue Bonds, due on
  November 1, 2021, interest payable monthly at a floating
  rate (1.24% on December 27, 2003).........................     2,500      2,500
Series 2002 Industrial Development Revenue Bonds, due on
  December 1, 2022, interest payable monthly at a floating
  rate (1.22% on December 27, 2003).........................     3,700      3,700
Capital lease obligations, interest imputed at rates ranging
  from 7.25% to 8.00%.......................................     2,320        226
Other.......................................................     3,068      3,476
                                                              --------   --------
                                                               211,460    241,814
Less current portion........................................     6,411      6,495
                                                              --------   --------
Long-term portion...........................................  $205,049   $235,319
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

 36    UNIVERSAL FOREST PRODUCTS(R)

On December 27, 2003, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2004........................................................  $  6,411
2005........................................................    49,100
2006........................................................       542
2007........................................................       499
2008........................................................    80,979
Thereafter..................................................    73,929
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

E. LEASES

Leased property included in the balance sheet on December 27, 2003 and December 28, 2002 is as follows (in thousands):

                                                               2003    2002
                                                              -------------
Land and improvements.......................................  $  230   $ 19
Buildings and improvements..................................   2,061    161
Machinery and equipment.....................................     431    392
                                                              ------   ----
                                                               2,722    572
Less accumulated amortization...............................    (278)  (168)
                                                              ------   ----
                                                              $2,444   $404
                                                              ======   ====

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

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES      TOTAL
                                                              -----------------------------
2004........................................................  $   84     $ 9,931    $10,015
2005........................................................      97       7,138      7,235
2006........................................................     103       4,747      4,850
2007........................................................      55       2,304      2,359
2008........................................................   2,709         793      3,502
Subsequent..................................................                 267        267
                                                              ------     -------    -------
Total minimum lease payments................................   3,048     $25,180    $28,228
                                                                         =======    =======
Less imputed interest.......................................    (728)
                                                              ------
Present value of minimum lease payments.....................  $2,320
                                                              ======

Rent expense was approximately $15.4 million, $12.7 million and $11.2 million in 2003, 2002 and 2001 respectively.

                                               UNIVERSAL FOREST PRODUCTS(R)   37

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

 38    UNIVERSAL FOREST PRODUCTS(R)

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

The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, is increased for dividends declared and may only be distributed in kind. We have accrued, in "Accrued Liabilities -- Other," approximately $355,000 and $370,000 on December 27, 2003 and December 28, 2002, respectively, for amounts incurred under this Plan. In 2003, 6,156 shares were issued as part of a distribution from the Plan for an amount totaling approximately $98,000.

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

Options were granted in 2003, 2002 and 2001 with exercise prices which were equal to the market prices on the date of grant.

                                               UNIVERSAL FOREST PRODUCTS(R)   39

Stock option activity since the end of 2000 is summarized as follows:

                                                            SHARES OF          WEIGHTED           WEIGHTED
                                                          COMMON STOCK         AVERAGE          AVERAGE FAIR
                                                         ATTRIBUTABLE TO    EXERCISE PRICE    VALUE OF OPTIONS
                                                             OPTIONS          OF OPTIONS          GRANTED
                                                         -----------------------------------------------------
Outstanding on December 30, 2000.....................       1,661,538           $12.95
Granted..............................................         390,597           $14.13             $4.15
Exercised............................................        (152,500)          $ 4.50
Forfeited............................................        (187,901)          $11.20
                                                            ---------
Outstanding on December 29, 2001.....................       1,711,734           $14.15
Granted..............................................         576,769           $22.48             $7.09
Exercised............................................        (120,000)          $ 5.00
Forfeited............................................         (62,629)          $17.02
                                                            ---------
Outstanding on December 28, 2002.....................       2,105,874           $16.86
Granted..............................................         140,000           $17.10             $6.18
Exercised............................................         (65,284)          $13.24
Forfeited............................................        (185,074)          $18.73
                                                            ---------
Outstanding on December 27, 2003.....................       1,995,516           $16.83
                                                            =========

Options to purchase 55,003 shares were exercisable at December 27, 2003 with a weighted average price of $13.01. Options to purchase 20,000 shares were exercisable at December 28, 2002 with a weighted average price of $20.03. No options were exercisable on December 29, 2001. The following table summarizes information concerning options on December 27, 2003:

                                                                               WEIGHTED-AVERAGE
                                                                  NUMBER          REMAINING
RANGE OF EXERCISE PRICES                                        OUTSTANDING    CONTRACTUAL LIFE
-----------------------------------------------------------------------------------------------
$4.25 -- $10.00.............................................       235,000           3.02
$10.01 -- $14.00............................................       413,530           2.70
$14.01 -- $18.00............................................       490,245           3.58
$18.01 -- $21.00............................................       157,827           1.79
$21.01 -- $23.00............................................       413,914           3.88
$23.01 -- $25.00............................................       195,000           5.67
$25.01 -- $36.01............................................        90,000           8.56
                                                                 ---------
                                                                 1,995,516
                                                                 =========

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

J. EMPLOYEES' STOCK NOTES RECEIVABLE

Notes were obtained by us from certain officers for the purchase of our common stock. On April 30, 2002, we sold 12,555 shares of common stock to three officers in exchange for additional notes receivable totaling approximately $300,000. Interest on all of the outstanding notes range from fixed rates of five to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). Each loan is evidenced by a promissory note from

 40    UNIVERSAL FOREST PRODUCTS(R)
the participating officer and is secured by all of the shares purchased with the loan proceeds. As of August 1, 2002, we no longer issue notes to executive officers under this program.

On April 30, 2003, we sold 57,232 shares of common stock to employees in exchange for notes receivable totaling almost $900,000. Interest on these notes is fixed at 4.8% per annum. Each loan is evidenced by a promissory note from the participating employee and is secured by all of the shares purchased with the loan proceeds.

All loans are recourse loans. On December 27, 2003, payments on the notes are due as follows (in thousands):

2004........................................................    $  193
2005........................................................        62
2006........................................................       124
2007........................................................       113
2008........................................................        82
Thereafter..................................................     1,298
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

                                               UNIVERSAL FOREST PRODUCTS(R)   41

M. INCOME TAXES

Income tax provisions for the years ended December 27, 2003, December 28, 2002, and December 29, 2001 are summarized as follows (in thousands):

                                                                 2003       2002       2001
                                                                -----------------------------
Currently payable:
  Federal...................................................    $19,331    $17,196    $12,801
  State and local...........................................      2,296      2,590      1,385
  Foreign...................................................        952       (509)       421
                                                                -------    -------    -------
                                                                 22,579     19,277     14,607
Net Deferred:
  Federal...................................................      2,422      1,753      4,430
  State and local...........................................       (443)       462        447
  Foreign...................................................       (233)     1,491        128
                                                                -------    -------    -------
                                                                  1,746      3,706      5,005
                                                                -------    -------    -------
                                                                $24,325    $22,983    $19,612
                                                                =======    =======    =======

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                                    2003         2002         2001
                                                                   --------------------------------
Statutory federal income tax rate...........................        35.0%        35.0%        35.0%
State and local taxes (net of federal benefits).............         1.8          3.2          2.2
Goodwill....................................................                                   1.1
Effect of minority owned interest in earnings of
  partnerships..............................................        (0.1)        (1.0)        (0.9)
Other, net..................................................         0.3         (0.2)        (1.3)
                                                                    ----         ----         ----
Effective income tax rate...................................        37.0%        37.0%        36.1%
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

Temporary differences which give rise to deferred tax assets and (liabilities) on December 27, 2003 and December 28, 2002 are as follows (in thousands):

                                                                  2003        2002
                                                                --------------------
Employee benefits...........................................    $  4,322    $  4,369
Foreign subsidiary net operating loss.......................           9          64
Depreciation................................................     (14,919)    (13,002)
Inventory...................................................        (382)       (480)
Accrued expenses............................................         279         548
All other, net..............................................      (2,811)     (3,234)
                                                                --------    --------
                                                                 (13,502)    (11,735)
Valuation allowance.........................................        (651)       (672)
                                                                --------    --------
                                                                $(14,153)   $(12,407)
                                                                ========    ========

 42    UNIVERSAL FOREST PRODUCTS(R)

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

We believe the remaining claims are unsubstantiated by current facts and therefore have not accrued for any potential loss related to the contingencies above. However, potential liabilities of this nature are not conducive to precise estimates and are subject to change. To the extent we are required to defend these actions, we intend to do so vigorously.

In addition, on December 27, 2003, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 27, 2003, we had outstanding purchase commitments on capital projects of approximately $2.8 million.

                                               UNIVERSAL FOREST PRODUCTS(R)   43

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

In 2003, 2002 and 2001, 30%, 30% and 33% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

                                            2003                        2002                        2001
                                  ------------------------    ------------------------    ------------------------
                                                LONG-LIVED                  LONG-LIVED                  LONG-LIVED
                                                 TANGIBLE                    TANGIBLE                    TANGIBLE
                                  NET SALES       ASSETS      NET SALES       ASSETS      NET SALES       ASSETS
                                  --------------------------------------------------------------------------------
United States.................    $1,813,257     $182,514     $1,559,530     $181,761     $1,483,110     $172,407
Foreign.......................        85,573       38,111         80,369       28,121         47,243       20,840
                                  ----------     --------     ----------     --------     ----------     --------
Total.........................    $1,898,830     $220,625     $1,639,899     $209,882     $1,530,353     $193,247
                                  ==========     ========     ==========     ========     ==========     ========

 44    UNIVERSAL FOREST PRODUCTS(R)

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                              VALUE-ADDED   COMMODITY-BASED
                                                              -----------------------------
2003........................................................     51.1%           48.9%
2002........................................................     50.8%           49.2%
2001........................................................     48.4%           51.6%

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

P. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks, during the years ended December 27, 2003 and December 28, 2002 (in thousands, except per share data):

                              FIRST                SECOND                 THIRD                FOURTH
                       -------------------   -------------------   -------------------   -------------------
                         2003       2002       2003       2002       2003       2002       2003       2002
                       -------------------------------------------------------------------------------------
Net sales............  $355,619   $341,656   $552,463   $504,944   $536,278   $452,959   $454,470   $340,340
Gross profit.........    51,804     51,277     78,742     68,623     72,563     61,665     54,877     48,845
Net earnings.........     4,500      6,082     17,162     15,354     12,204     10,644      6,252      4,557
Basic earnings per
  share..............      0.25       0.33       0.97       0.86       0.69       0.60       0.35       0.26
Diluted earnings per
  share..............      0.25       0.32       0.94       0.82       0.66       0.58       0.34       0.25

Q. SUBSEQUENT EVENTS

In January 2004, we sold our 60% ownership in Nascor, a Calgary, Alberta-based manufacturer of engineered building products and licensor of I-joist manufacturing technology. The total sales price was $6 million (Canadian) and we expect to record an after-tax accounting loss from the sale of our Nascor shares of approximately $443,000 in the first quarter of 2004.

                                               UNIVERSAL FOREST PRODUCTS(R)   45

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

FISCAL 2003                            HIGH     LOW       FISCAL 2002                            HIGH     LOW
----------------------------------------------------      ----------------------------------------------------
Fourth Quarter.......................  31.74   24.25      Fourth Quarter.......................  22.00   16.04
Third Quarter........................  26.10   19.98      Third Quarter........................  24.14   17.47
Second Quarter.......................  21.50   15.41      Second Quarter.......................  26.75   21.67
First Quarter........................  21.99   15.01      First Quarter........................  26.18   20.28

There were approximately 5,500 shareholders of record as of March 1, 2004.

In 2003, we paid dividends on our common stock of $.045 per share in June and $.050 per share in December. In 2002, we paid dividends on our common stock of $.045 per share in June and $.045 per share in December. We intend to continue with our current dividend policy for the foreseeable future.

 46    UNIVERSAL FOREST PRODUCTS(R)

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


EXECUTIVE COMMITTEE

Peter F. Secchia
Chairman of the Board

William G. Currie
Vice Chairman of the Board and
Chief Executive Officer

Michael B. Glenn
President and Chief Operating Officer

Michael R. Cole
Chief Financial Officer and Treasurer

Matthew J. Missad
Executive Vice President and Secretary

                                               UNIVERSAL FOREST PRODUCTS(R)   47

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

 48    UNIVERSAL FOREST PRODUCTS(R)