Form 10-K, Exhibit 13
period 2004-12-25
UNIVERSAL FOREST PRODUCTS INC
filed 2005-03-10
CIK 912767

                                                                               .
                                                                               .
                                                                               .

                        UNIVERSAL FOREST PRODUCTS, INC.
                             FINANCIAL INFORMATION

                               TABLE OF CONTENTS

Selected Financial Data................................     2

Management's Discussion and Analysis of Financial
Condition and Results of Operations....................  3-16

Management's Annual Report on Internal Control Over
Financial Reporting....................................    17

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting...........    18

Report of Independent Registered Public Accounting
Firm...................................................    19

Consolidated Balance Sheets as of December 25, 2004 and
December 27, 2003......................................    20

Consolidated Statements of Earnings for the Years Ended
December 25, 2004, December 27, 2003, and December 28,
2002...................................................    21

Consolidated Statements of Shareholders' Equity for the
Years Ended December 25, 2004, December 27, 2003 and
December 28, 2002......................................    22

Consolidated Statements of Cash Flows for the Years
Ended December 25, 2004, December 27, 2003, and
December 28, 2002......................................    23

Notes to Consolidated Financial Statements............. 24-41

Price Range of Common Stock and Dividends..............    42

                            SELECTED FINANCIAL DATA

              (In thousands, except per share and statistics data)

                                                               2004         2003         2002         2001         2000
                                                            --------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS DATA
Net sales(1)..............................................  $2,453,281   $1,898,830   $1,639,899   $1,530,353   $1,387,130
Gross profit(1)...........................................     296,253      257,986      230,410      211,479      187,013
Earnings before income taxes, minority interest and equity
  in earnings of investee.................................      83,059       65,792       62,115       54,300       50,375
Net earnings(3)...........................................      48,603       40,119       36,637       33,142       30,438
Diluted earnings per share(3).............................  $     2.59   $     2.18   $     1.97   $     1.63   $     1.49
Dividends per share.......................................  $    0.100   $    0.095   $    0.090   $    0.085   $    0.080
Weighted average shares outstanding with common stock
  equivalents.............................................      18,771       18,379       18,619       20,377       20,477
CONSOLIDATED BALANCE SHEET DATA
Working capital(4)........................................  $  222,618   $  190,400   $  185,256   $  124,071   $  120,321
Total assets..............................................     762,360      686,931      638,874      551,209      485,320
Total debt and capital lease obligations(2)...............     207,142      213,186      243,572      212,187      160,860
Shareholders' equity......................................     356,769      305,104      264,804      232,416      237,148
STATISTICS
Gross profit as a percentage of net sales(1)..............        12.1%        13.6%        14.1%        13.8%        13.5%
Net earnings as a percentage of net sales(3)..............         2.0%         2.1%         2.2%         2.2%         2.2%
Return on beginning equity(5).............................        15.9%        15.2%        13.6%        14.0%        14.1%
Current ratio.............................................        2.21         2.33         2.64         2.12         2.50
Debt to equity ratio(2)...................................        0.58         0.70         0.92         0.91         0.68
Book value per common share(6)............................  $    19.82   $    17.13   $    14.93   $    13.07   $    12.03

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

(5) Net earnings divided by beginning shareholders' equity (including temporary shareholders' equity).

(6) Shareholders' equity divided by common stock outstanding.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We advise you to read the issues discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 25, 2004. We are pleased to present this overview of 2004.

OVERVIEW

We are pleased to report strong results for 2004, which was highlighted by:

- Our sales growth in the site-built construction, industrial, and manufactured housing markets as we increased our market share in each. Our unit sales to the do-it-yourself/retail ("DIY/retail") market declined due to a decline in consumer demand for our products as a result of higher consumer sale prices. Higher lumber and chemical costs, combined with an increase in some of our customers' gross margin requirements, contributed to the higher sale prices being observed by consumers.

- Our increase in shipments to the manufactured housing market. While Housing and Urban Development ("HUD") code industry production remained flat, we increased our shipments to modular producers.

- Higher lumber prices which elevated our sales dollars and required a greater investment in working capital. Our sales increased 29.2% for the year, and we estimate that 18% of this increase was due to higher selling prices caused primarily by higher lumber and chemical costs.

- A fire that destroyed our site-built construction truss plant in Thorndale, Ontario in the second quarter. Although we maintained our service to customers by moving the work to other plants in the United States, transportation costs and operating inefficiencies resulted in greater costs in the second, third, and fourth quarters. We recognized a gain on insurance settlement totaling approximately $1.4 million in the fourth quarter associated with this fire. Income taxes totaling approximately $451,000 were recorded as a result of this gain.

- Enhanced profitability in spite of our decline in unit sales to the DIY/retail market, poor performance of a framing venture operating in the western United States, and the temporary loss of operations at our Thorndale, Ontario plant. The 21.1% increase in net earnings we achieved surpassed our 11% increase in unit sales. Factors contributing to improved profitability this year include the effect of rising lumber prices in the second and third quarters on products we inventory and whose selling prices are tied to the Lumber Market; strong margins on products sold to the industrial market; inefficiencies experienced in 2003 as a result of converting to a new preservative in the third and fourth quarters of that year; the insurance settlement; and gains from the sale of certain real estate.

We also made the following accomplishments as our people remain focused on executing our growth strategy:

- We completed the sale of our interest in Nascor Incorporated as we continue to stay focused on investing our resources in areas that help us best achieve our goals.

- We acquired plants in Indianapolis, IN and Dallas, TX during the first quarter. These plants manufacture engineered wood components and distribute other building materials for site-built construction.

- We started two new plants in 2004 in Berlin, NJ and Tecate, MX, which will primarily supply engineered wood components for site-built construction.

- We acquired a 50% interest in Shawnlee Construction LLC ("Shawnlee") on April 2, 2004. Shawnlee is the largest framer for the multi-family construction market in the Massachusetts area. This acquisition allows us to capitalize on customer requests for turn-key construction packages by supplying framing labor through Shawnlee and engineered wood components from our existing plants in the Northeast.

In summary, we remain optimistic about the future of our business, markets, and strategies, and our employees remain focused on adding value for our customers, executing our strategies, and meeting our goals.

RISK FACTORS

WE ARE SUBJECT TO FLUCTUATIONS IN THE PRICE OF LUMBER. We experience significant fluctuations in the cost of commodity lumber products from primary producers (the "Lumber Market"). A variety of factors over which we have no control, including government regulations, environmental regulations, weather conditions, economic conditions, and natural disasters, impact the cost of lumber products and our selling prices. While we attempt to minimize our risk from severe price fluctuations, substantial, prolonged trends in lumber prices can negatively affect our sales volume, our gross margins, and our profitability. We anticipate that these fluctuations will continue in the future.

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

A SIGNIFICANT PORTION OF OUR SALES ARE CONCENTRATED WITH ONE CUSTOMER. Our sales to The Home Depot comprised 25% of our total sales in 2004, down from 30% for 2003.

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

WE MAY BE ADVERSELY AFFECTED BY THE IMPACT OF ENVIRONMENTAL AND SAFETY REGULATIONS. We are subject to the requirements of federal, state, and local environmental and occupational health and safety laws and regulations. There can be no assurance that we are at all times in complete compliance with all of these requirements. We have made and will continue to make capital and other expenditures to comply with environmental regulations. If additional laws and regulations are enacted in the future, which restrict our ability to manufacture and market our products, including our treated lumber products, it could adversely affect our sales and profits. If existing laws are interpreted differently, it could also increase our financial costs. Several states have proposed legislation to limit the uses and disposal of Chromated Copper Arsenic ("CCA") treated lumber. (See Note N to the Consolidated Financial Statements.)

SEASONALITY AND WEATHER CONDITIONS COULD ADVERSELY AFFECT US. Some aspects of our business are seasonal in nature and results of operations vary from quarter to quarter. Our treated lumber and outdoor specialty products, such as fencing, decking, and lattice, experience the greatest seasonal effects. Sales of treated lumber, primarily consisting of Southern Yellow Pine ("SYP"), also experience the greatest Lumber Market risk (see "Historical Lumber Prices"). Treated lumber sales are generally at their highest levels between April and August. This sales peak, combined with capacity constraints in the wood treatment process, requires us to build our inventory of treated lumber throughout the winter and spring. (This also has an impact on our receivables balances, which tend to be significantly higher at the end of the second and third quarters.) Because sales prices of treated lumber products may be indexed to the Lumber Market at the time they are shipped, our profits can be negatively affected by prolonged declines in the Lumber Market during our primary selling season. To mitigate this risk, consignment inventory programs are negotiated with certain vendors that are intended to decrease our exposure to the Lumber Market by correlating the purchase price of the material with the related sell price to the customer. These programs include those materials which are most susceptible to adverse changes in the Lumber Market.

The majority of our products are used or installed in outdoor construction activities; therefore, short-term sales volume, our gross margins, and our profits can be negatively affected by adverse weather conditions, particularly in our first and fourth quarters. In addition, adverse weather conditions can negatively impact our productivity and costs per unit.

WE CONVERTED TO A NEW PRESERVATIVE TO TREAT OUR PRODUCTS. The manufacturers of CCA preservative voluntarily discontinued the registration of CCA for certain residential applications as of December 31, 2003. As a result, all of our wood preservation facilities have been converted to an alternate preservative, either Amine Copper Quaternary (ACQ) or borates. The cost of ACQ is more than four times higher than the cost of CCA. We estimate the new preservative has increased the cost and sales price of our treated products by approximately 10% to 15%. While we believe treated products are reasonably priced relative to alternative products such as composites or vinyl, consumer acceptance may be impacted which would in turn affect our future operating results.

MARKET CONDITIONS FOR THE SUPPLY OF CERTAIN LUMBER PRODUCTS AND INBOUND TRANSPORTATION MAY BE LIMITED. These conditions, which occur on occasion, have resulted in difficulties procuring desired quantities and receiving orders on a timely basis for all industry participants. We are not certain how these conditions may impact our short-term sales volumes and profitability. However, we attempt to mitigate the risks of these conditions by:

- Our pricing practices (see "Impact of the Lumber Market on Our Operating Results");

- Leveraging our size with mill and transportation suppliers to ensure they achieve supply and service requirements;

- Increasing our utilization of consigned inventory programs with mills; and

- Expanding our supply base of dedicated carriers.

When analyzing this report to assess our future performance, please recognize the potential impact of the various factors set forth above.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price for the years ended December 25, 2004, December 27, 2003, and December 28, 2002.

                                                               RANDOM LENGTHS COMPOSITE
                                                                    AVERAGE $/MBF
                                                              --------------------------
                                                              2004       2003      2002
                                                              --------------------------
January.....................................................  $341       $278      $297
February....................................................   376        295       317
March.......................................................   382        277       339
April.......................................................   431        283       323
May.........................................................   456        278       312
June........................................................   423        303       302
July........................................................   426        302       306
August......................................................   473        336       291
September...................................................   441        375       279
October.....................................................   378        325       274
November....................................................   355        338       265
December....................................................   376        327       271
Annual average..............................................  $405       $310      $298
Annual percentage change....................................  30.6%       4.0%     (5.1%)

In addition, a SYP composite price, which we prepare and use, is presented below. Sales of products produced using this species comprise up to 50% of our sales volume.

                                                               RANDOM LENGTHS SYP
                                                                  AVERAGE $/MBF
                                                              ---------------------
                                                              2004     2003    2002
                                                              ---------------------
January.....................................................  $410     $387    $410
February....................................................   436      394     434
March.......................................................   487      392     464
April.......................................................   532      410     457
May.........................................................   535      385     408
June........................................................   498      384     383
July........................................................   479      374     409
August......................................................   503      398     375
September...................................................   473      437     361
October.....................................................   429      390     357
November....................................................   394      410     354
December....................................................   408      401     375
Annual average..............................................  $465     $397    $399
Annual percentage change....................................  17.1%    (0.5%)  (3.4%)

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

IMPACT OF THE LUMBER MARKET ON OUR OPERATING PROFITS

We generally price our products to pass lumber costs through to our customers so our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs generally comprise up to 70% of our cost of goods sold.

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

- Products with fixed selling prices. These products include value-added products such as decking and fencing sold to DIY/retail customers, as well as trusses, wall panels, and other components sold to the site-built construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time period and quantity limitations generally allow us to re-price our products for changes in lumber costs from our suppliers.

- Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry. For these products, we estimate the customers' needs and carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices.

Changes in the trend of lumber prices have their greatest impact on the following products:

- Products with significant inventory levels and low turnover rates, whose selling prices are indexed to the Lumber Market. This would include treated lumber, which comprises almost twenty-five percent of our total sales. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (See "Risk
  Factors -- Seasonality and weather conditions could adversely affect us.")

- Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices by locking in costs.

In addition to the impact of Lumber Market trends on gross margins, changes in the level of the market cause fluctuations in gross margins when comparing operating results from period to period. This is explained in the following example, which assumes the price of lumber has increased from period one to period two, with no changes in the trend within each period.

                                                                PERIOD 1    PERIOD 2
                                                                --------------------
Lumber cost.................................................      $300        $400
Conversion cost.............................................        50          50
                                                                  ----        ----
= Product cost..............................................       350         450
Adder.......................................................        50          50
                                                                  ----        ----
= Sell price................................................      $400        $500
Gross margin................................................      12.5%       10.0%

As is apparent from the preceding example, the level of lumber prices does not impact our overall profits but does impact our margins. Gross margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

BUSINESS COMBINATIONS AND ASSET PURCHASES

All of the transactions mentioned below are considered business combinations, except for the purchase of the treating plants from Quality Wood Treating Co., Inc. ("Quality") on August 26, 2003 and the purchase of assets from Inno-Tech Plastics, Inc. ("Inno-Tech") on April 10, 2002. See Note B to the Consolidated Financial Statements for further details. Each business combination has been accounted for using the purchase method.

COMPANY NAME                                             ACQUISITION DATE      BUSINESS DESCRIPTION
---------------------------------------------------------------------------------------------------------------------------
Shawnlee Construction, LLC...........................    April 2, 2004         Provides framing services for multi-family
                                                                               construction in the Northeast. Located in
                                                                               Plainville, MA.
Slaughter Industries ("Slaughter")...................    March 15, 2004        Distributes lumber products and manufactures
                                                                               engineered wood components for site-built
                                                                               construction. Located in Dallas, TX.
Midwest Building Systems, Inc. ("Midwest")...........    January 30, 2004      One facility in Indianapolis, IN which
                                                                               manufactures engineered wood components for
                                                                               site-built construction.
D&L Framing, LLC ("D&L").............................    August 28, 2003       Framing operation for multi-family
                                                                               construction located in Las Vegas, NV.
Norpac Construction LLC ("Norpac")...................    June 4, 2003          Concrete framer for multi-family
                                                                               construction located in Las Vegas, NV.
Quality Wood Treating Co., Inc. .....................    November 4, 2002
                                                         August 26, 2003       One facility in Prairie du Chien, WI which
                                                                               produces EverX(R) composite decking. We also
                                                                               entered into an exclusive treating services
                                                                               agreement with Quality. On August 26, 2003,
                                                                               we canceled the treating services agreement
                                                                               and purchased two treating facilities in
                                                                               Lansing, MI and Janesville, WI and our
                                                                               subsidiary agreed to lease the real estate
                                                                               of a third treating facility in White Bear
                                                                               Lake, MN.
J.S. Building Products, Inc. ........................    September 9, 2002     One facility in Modesto, CA, which
                                                                               manufactures engineered roof trusses for the
                                                                               site-built construction market.
Inno-Tech Plastics, Inc. ............................    April 10, 2002        One facility in Springfield, IL which
                                                                               manufactures "wood alternative" products. We
                                                                               entered into an exclusive licensing
                                                                               agreement and acquired certain assets.
Pinelli-Universal S. de R.L. de C.V. ("Pinelli").....    January 15, 2002      One facility in Durango, Durango, Mexico
                                                                               which manufactures molding and millwork
                                                                               products. We purchased an additional 5%
                                                                               interest.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

                                                                                YEARS ENDED
                                                                --------------------------------------------
                                                                DECEMBER 25,    DECEMBER 27,    DECEMBER 28,
                                                                    2004            2003            2002
                                                                --------------------------------------------
Net sales...................................................       100.0%          100.0%          100.0%
Cost of goods sold..........................................        87.9            86.4            85.9
                                                                   -----           -----           -----
Gross profit................................................        12.1            13.6            14.1
Selling, general and administrative expenses................         8.2             9.4             9.7
Gain on insurance settlement................................        (0.0)
                                                                   -----           -----           -----
Earnings from operations....................................         3.9             4.2             4.4
Interest, net...............................................        (0.6)           (0.7)           (0.7)
Net gain on sale of real estate and interest in
  subsidiary................................................         0.1             0.0             0.1
                                                                   -----           -----           -----
Earnings before income taxes and minority interest..........         3.4             3.5             3.8
Income taxes................................................         1.3             1.3             1.4
                                                                   -----           -----           -----
Earnings before minority interest...........................         2.1             2.2             2.4
Minority interest...........................................        (0.1)           (0.1)           (0.2)
                                                                   -----           -----           -----
Net earnings................................................         2.0%            2.1%            2.2%
                                                                   =====           =====           =====

NET SALES

We engineer, manufacture, treat, distribute, and install lumber, composite wood, plastic, and other building products for the DIY/retail, site-built construction, manufactured housing, and industrial markets. Our strategic sales objectives include:

- Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users and engineered wood components and framing services to the site-built construction market. Engineered wood components include roof trusses, wall panels, and floor systems.

- Increasing sales of "value-added" products and framing services. Value-added product sales consist of fencing, decking, lattice, and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood components, and "wood alternative" products. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

- Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our net sales (in thousands) and change in net sales by market classification.

                                                                                     YEARS ENDED
                                                             ------------------------------------------------------------
                                                             DECEMBER 25,     %      DECEMBER 27,     %      DECEMBER 28,
MARKET CLASSIFICATION                                            2004       CHANGE       2003       CHANGE       2002
-------------------------------------------------------------------------------------------------------------------------
DIY/retail.................................................   $  981,576      9.0     $  900,150     18.5     $  759,439
Site-Built Construction....................................      631,676     56.7        403,201     23.3        326,962
Manufactured Housing.......................................      385,326     36.6        282,139     (3.7)       293,070
Industrial.................................................      454,703     45.1        313,340     20.3        260,428
                                                             ------------            ------------            ------------
Total......................................................   $2,453,281              $1,898,830              $1,639,899
                                                             ============            ============            ============

-------------------------

Note: During 2004, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

The following table presents estimates, for the periods indicated, of our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

                                                                             % CHANGE
                                                              ---------------------------------------
                                                              IN SALES   IN SELLING PRICES   IN UNITS
                                                              ---------------------------------------
2004 versus 2003............................................    +29%           +18%            +11%
2003 versus 2002............................................    +16%            +3%            +13%
2002 versus 2001............................................     +7%            -2%             +9%

We estimate that our 2004 unit sales increased by 11%, while overall selling prices increased by 18%. Overall selling prices primarily increased as a result of the Lumber Market and higher preservative prices (ACQ). Our pricing practices are designed to pass these costs along to our customers. See "Impact of the Lumber Market on Our Operating Results." We estimate that our unit sales increased by 6% as a result of business combinations and new plants, while our unit sales out of existing facilities increased by 7% in 2004. Plant closures and the sale of our interest in Nascor Incorporated caused our unit sales to decrease by 2% in 2004.

Our increase in unit sales in 2003 was due to business combinations, a new joint venture framing operation in the western United States, and an exclusive treating services agreement completed in the fourth quarter of 2002. Unit sales out of our existing facilities increased by 6% in 2003. The increase in selling prices was primarily attributable to a slight increase in the Lumber Market.

Changes in our sales by market are discussed below.

DIY/RETAIL:

We have developed strong relationships with national retail customers due to our ability to provide quality products and a high level of service at competitive prices. The most significant is our longstanding relationship with The Home Depot, which comprised 25% of our total sales and 61% of our DIY/retail sales in 2004.

Net sales to the DIY/retail market increased 9% in 2004 compared to 2003, primarily due to the higher Lumber Market and preservative prices. Our unit sales declined 7% comparing the two periods, which we believe was due to a decline in demand as a result of higher product costs for consumers. An increase in consumer costs can be traced primarily to higher lumber and preservative prices, combined with higher gross margin requirements of some of our customers. Hurricanes and poor weather in certain areas of the country also contributed to the decline in unit sales during our second and third quarters.

Net sales to the DIY/retail market increased 19% in 2003 compared to 2002, primarily due to acquiring a plant that manufactures composite decking (EverX(R)) and entering into an exclusive treating services agreement with Quality. Our organic sales growth out of existing facilities was approximately 11% due to new opportunities with an existing customer and an increase in the number of our customers' stores. In addition, we began providing installation services for some of our products.

SITE-BUILT CONSTRUCTION:

Net sales to the site-built construction market increased 57% in 2004 compared to 2003, despite the sale of our interest in Nascor Incorporated. This increase primarily resulted from acquisitions (see "Business Combinations and Asset Purchases") and new plants opened since last year and unit sales growth out of existing plants totaling approximately 26%. Factors contributing to increased unit sales out of existing plants include strong housing and multi-family construction activities, particularly in southern California and Las Vegas, and greater market penetration by offering turn-key framing and lumber packages, in addition to engineered wood components, in some regions. In addition, we estimate the Lumber Market caused our selling prices to increase 13% in 2004.

Net sales to the site-built construction market increased 23% in 2003 compared to 2002 primarily due to acquisitions completed after the third quarter of 2002, a new joint venture framing operation in the western United States, and organic sales growth spread over several existing plants totaling approximately 14%. The ability of some of our plants to offer framing services in addition to engineered component sales allowed these plants to capture additional market share from existing customers, which contributed to our organic sales growth.

MANUFACTURED HOUSING:

Net sales to the manufactured housing market increased 37% in 2004 compared to 2003. This increase resulted primarily from an estimated 26% increase in selling prices combined with an 11% increase in units shipped. Our increase in selling prices was primarily due to the higher Lumber Market and a change in sales mix toward more complex trusses that require greater engineering and manufacturing costs. Although industry production for HUD code homes remained flat for the year, we continued to increase our shipments to modular home producers.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

Net sales to the manufactured housing market decreased 4% in 2003 compared to 2002 primarily due to a 23% decline in industry shipments. We improved our market share as a result of new product initiatives and increasing our sales to modular home producers.

INDUSTRIAL:

Net sales to industrial customers increased 45% in 2004 compared to 2003. This increase resulted from a combination of unit sales increases out of several existing facilities totaling approximately 25%, combined with higher selling prices due to the Lumber Market. We believe our unit sales and market share continue to grow significantly due to our dedicated local sales teams and national sales support efforts, combined with our competitive advantages in manufacturing, purchasing, and material utilization.

Net sales to industrial customers increased 20% in 2003 compared to 2002 due to unit increases out of several existing facilities as a result of executing our internal growth strategy. Additional sales personnel, training, and equipment have been dedicated to this market.

VALUE-ADDED AND COMMODITY-BASED SALES:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                              VALUE-ADDED   COMMODITY-BASED
                                                              -----------------------------
2004........................................................     50.7%           49.3%
2003........................................................     51.1%           48.9%
2002........................................................     50.8%           49.2%

Value-added sales increased 28% in 2004 compared to 2003, primarily due to increased sales of engineered wood components, turn-key framing, EverX(R) (composite decking), industrial packaging products and other specialty products supplied to the DIY/retail market. Commodity-based sales increased 30% primarily due to the higher Lumber Market, higher preservative prices and an increase in unit sales. Therefore, our decline in value-added sales as a percentage of total sales was primarily due to the significant impact of the Lumber Market on selling prices of commodity-based products.

The increase in our ratio of value-added sales to total sales in 2003 compared to 2002 was primarily due to a 17% increase in value-added sales while commodity-based sales increased by 15%. Value-added sales increased primarily due to increased unit sales of trusses sold to the site-built construction market, new framing operations, EverX(R) (composite decking), and specialty products supplied to the DIY/retail market. Commodity-based sales increased due to increased unit sales of plywood and the exclusive treating services agreement completed with Quality in the fourth quarter of 2002.

COST OF GOODS SOLD AND GROSS PROFIT

Gross profit as a percentage of net sales decreased in 2004 compared to 2003. Generally, a higher Lumber Market results in a decrease in our gross margin because we attempt to price our products to earn a fixed profit per unit. (See "Impact of the Lumber Market on our Operating Results.") Therefore, a more meaningful analysis of profitability is a comparison of the change in gross profit dollars compared to our change in units shipped. Our gross profit dollars increased by almost 15% in 2004, while units shipped increased by 11%. Our improved profitability was primarily due to the effect of rising lumber prices in the second and third quarters on products we inventory and whose selling prices are tied to the Lumber Market and improved profitability on sales to the industrial market. In addition, many of our treating facilities began converting to a new preservative in the third quarter of 2003 and experienced inefficiencies in that year. These positive effects more than offset the operating inefficiencies we experienced from the fire at our plant in Thorndale, Ontario and poor results from one of our multi-family framing subsidiaries in the western United States.

In the third quarter of 2004, one of our multi-family framing subsidiaries in the western United States began two new projects which are expected to be completed by the third quarter of 2005. Based on the nature of these projects, calculating precise estimates is difficult except to determine we will not recognize a loss. Accordingly, total estimated gross profit on these projects range from breakeven to a gross profit of approximately $1.3 million. We have used the low end of the range while utilizing the percentage of completion method of accounting. If we had used the high end of the range, our gross profits for 2004 would have been approximately $780,000 higher for the year.

Gross profit as a percentage of net sales decreased in 2003 compared to 2002 and our gross profit dollars increased by almost 12%, while units shipped increased by 13%. We believe this slight shortfall in gross profit dollars was due in part to operating inefficiencies resulting from inclement first quarter weather and the conversion to ACQ, which began in the third quarter of 2003.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general, and administrative expenses ("SG&A") as a percentage of net sales decreased to 8.2% in 2004 compared to 9.4% in 2003, primarily due to the impact of the Lumber Market on our selling prices. SG&A expenses increased 13.2% in 2004, which compares unfavorably with our 11% increase in unit sales. This increase was primarily due to an increase in bad debt expense, greater incentive compensation resulting from growth in operating profits and a higher return on investment, greater health care costs, and new compliance costs associated with certain regulatory changes. The dollar increase in SG&A was also impacted by business combinations and an increase in personnel to support growth in our business.

SG&A as a percentage of net sales decreased to 9.4% in 2003 compared to 9.7% in 2002, primarily due to the impact of the Lumber Market on our selling prices. Our 12.4% increase in SG&A for the year was slightly lower than our 13% increase in units shipped. The dollar increase in SG&A was primarily due to business combinations and new operations, combined with higher compensation costs resulting from more personnel to support growth in our business, an increase in health care and legal costs, and greater incentive compensation resulting from growth in operating profits and a higher return on investment. These increases were offset somewhat by a decline in bad debt expense as our trend of accounts receivable write-offs improved.

GAIN ON INSURANCE SETTLEMENT

In April 2004, our plant in Thorndale, Ontario was destroyed by a fire. In accordance with Financial Interpretation No. ("FIN") 30, Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets, we have written off the net book value of the destroyed inventory and property totaling $3.6 million. The insured value of the property exceeded its net book value by approximately $1.4 million, which was recorded as a gain on insurance settlement. As of December 25, 2004, we have collected $2.0 million of insurance proceeds. The remaining insurance receivable totals approximately $3.0 million and is recorded in other current assets.

INTEREST, NET

Net interest costs were slightly higher in 2004 compared to 2003. The increase was due to a slight increase in our average debt balance and an increase in interest rates on our variable rate debt in 2004.

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

NET GAIN ON SALE OF REAL ESTATE AND INTEREST IN SUBSIDIARY

We entered into the following transactions in 2004:

- In January 2004, we sold our 60% ownership in Nascor Incorporated, a Calgary, Alberta-based manufacturer of engineered wood components and licensor of I-joist manufacturing technology. The total sales price we collected was $4.7 million and we recorded a pre-tax accounting loss of approximately $193,000.

- In March 2004, we sold a plant in Bend, OR and recognized a pre-tax gain of approximately $562,000 on the sale in the first quarter and an additional $207,000 in the second quarter as we collected the note receivable issued to us on the sale.

- In June 2004, we sold a plant in Modesto, CA and recognized a pre-tax gain of approximately $368,000.

- In December 2004, we sold real estate in Elkhart, IN and Thornton, CA and recognized a net pre-tax gain of $426,000.

In May 2002, we sold our corporate airplane and recognized a gain of approximately $1.1 million on the sale, and entered into an operating lease for a replacement airplane.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.

Our effective tax rate increased to 37.9% in 2004 compared 37.0% in 2003 primarily due to income taxes totaling approximately $0.3 million associated with the sale of our interest in Nascor and an increase in state income taxes as a result of certain tax credits received in 2003.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

While our effective tax rate was 37.0% in 2003 and 2002, we experienced the following fluctuations between the periods:

- Our state and local effective tax rate decreased in 2003 as a result of state income tax credits received.

- A reduction in the earnings of certain minority owned entities we consolidate.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 25, 2004 (in thousands).

                                                                            PAYMENTS DUE BY PERIOD
                                                              ---------------------------------------------------
                                                              LESS THAN     1-3       3-5      AFTER 5
CONTRACTUAL OBLIGATION                                         1 YEAR      YEARS     YEARS      YEARS     TOTAL
-----------------------------------------------------------------------------------------------------------------
Long-term debt..............................................   $22,033    $   810   $125,991   $58,308   $207,142
Operating leases............................................    10,672     13,549      5,167       318     29,706
Capital project purchase obligations........................     3,097                                      3,097
                                                               -------    -------   --------   -------   --------
Total.......................................................   $35,802    $14,359   $131,158   $58,626   $239,945
                                                               =======    =======   ========   =======   ========

As of December 25, 2004, we also had $34.6 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

                                                                  2004        2003        2002
                                                                --------------------------------
Cash from operating activities..............................    $ 50,234    $ 70,375    $ 20,796
Cash from investing activities..............................     (37,256)    (33,999)    (48,859)
Cash from financing activities..............................      (5,134)    (36,480)     22,710
                                                                --------    --------    --------
Net change in cash and cash equivalents.....................       7,844        (104)     (5,353)
Cash and cash equivalents, beginning of year................      17,430      17,534      22,887
                                                                --------    --------    --------
Cash and cash equivalents, end of year......................    $ 25,274    $ 17,430    $ 17,534
                                                                ========    ========    ========

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuances of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to operating cash flow. We believe this is one of many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.

Seasonality has a significant impact on our working capital from March to August which generally results in negative or modest cash flows from operations in our first and second quarters. Conversely, we experience a substantial decrease in working capital from September to February which results in significant cash flow from operations in our third and fourth quarters.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle remained at 47 days (without the sale of receivables program) in 2004 and 2003. Our accounts receivable cycle increased slightly in 2004, but was offset by a decrease in our days supply of inventory.

Cash flows from operating activities decreased by over $20 million in 2004 compared to 2003, despite an increase in net earnings and non-cash expenses totaling approximately $13.0 million, due to factors affecting our investment in working capital. The following factors caused a decline in our operating cash flow:

- Inventory increased at a higher rate from 2003 to 2004 than it did from 2002 to 2003. We carried higher than normal inventory levels at the end of 2002 due to a combination of poor weather and opportunistic buying by our purchasing offices due to the low Lumber Market at that time. Since a portion of our seasonal investment in inventory occurred earlier than normal (at the end of 2002 instead of the first quarter of 2003), this had the effect of increasing our operating cash flows in 2003.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

- Accounts payable increased at a lower rate from 2003 to 2004 than it did from 2002 to 2003, primarily due to the timing of payments at the end of each year. At the end of 2004, checks issued but not presented to our bank for payment (classified as accounts payable in our balance sheet) totaled approximately $17.2 million compared to $30.5 million at the end of 2003. In addition, our payables cycle decreased slightly comparing the fourth quarter of 2004 with the fourth quarter of 2003.

These factors were partially offset by the following:

- Accounts receivable increased at a lower rate from 2003 to 2004 than it did from 2002 to 2003, primarily due to slight timing differences in the receipt of deposits at the end of each year. Our days sales outstanding comparing the fourth quarter of 2004 with the fourth quarter of 2003 was flat.

- Accrued liabilities increased at a higher rate from 2003 to 2004 than it did from 2002 to 2003, primarily due to greater increases in accrued bonuses, accrued wages, and billings in excess of cost and earnings associated with framing services on construction contracts.

Cash used for investing activities increased by approximately $3 million in 2004 compared to 2003 as we spent approximately $10.1 on business acquisitions and collected $4.7 million from the sale of our interest in Nascor Incorporated. Our capital expenditures totaled $40.7 million in 2004, compared to $40.6 million in 2003, including approximately $6.5 million spent to rebuild our plant in Thorndale, Ontario. As of December 25, 2004, we received approximately $2.0 million of insurance proceeds related to this fire and expect to receive an additional $3.0 million in 2005.

Our cash flows used for financing activities decreased approximately $31 million in 2004 compared to 2003. In 2003, our goal was to reduce our leverage and repay obligations on our revolving credit facility that accumulated in 2002 as a result of several business combinations and repurchases of our common stock.

On December 25, 2004, we had $29.1 million outstanding on our $250 million revolving credit facility. The revolving credit facility supports letters of credit totaling approximately $32.2 million on December 25, 2004. Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 25, 2004.

ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

See Note N to the Consolidated Financial Statements.

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

ACCOUNTS RECEIVABLE ALLOWANCES

We record provisions against gross revenues for estimated returns and cash discounts in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical discounts taken, analysis of credit memorandum activity, and customer demand. We also evaluate the allowance for uncollectible accounts receivable and discounts based on historical collection experience and specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances.

SELF-INSURANCE RESERVES

We are primarily self-insured for general liability, automobile, workers' compensation, and certain employee health benefits. We are fully self-insured for environmental liabilities. The general liability, automobile, workers' compensation, and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements as of December 25, 2004. Our accounting policies with respect to the reserves are as follows:

- General liability, automobile, and workers' compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.

- Health benefits are self-insured by us up to our pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics, and trends.

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

REVENUE RECOGNITION ON CONSTRUCTION CONTRACTS

Earnings on construction contracts are reflected in operations either by the percentage-of-completion method or completed contract method depending on the nature of the business at individual operations. Under the percentage-of-completion method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs. Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent. Under the completed contract method, revenues and related earnings are recorded when the contracted work is complete and losses are charged to operations in their entirety when such losses become apparent.

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its fair value. In addition, we test goodwill for impairment by utilizing the discounted cash flow method.

RECENTLY ISSUED ACCOUNTING STANDARDS

See Note A to the Consolidated Financial Statements.

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

"BUILDING IT FORWARD 2007"

In 2002, we announced our goals for growth and diversification entitled "Building it Forward 2007." The goals call for us to:

- Grow our sales by $1 billion while continuing to diversify our markets, primarily by growing our market share of products we manufacture for the industrial and site-built construction markets.

- Improve our cash cycle by 10%.

- Earn a return on capital exceeding our cost of capital.

We believe that we must complete several business acquisitions in order to achieve these goals and expect that acquisitions may comprise up to 50% of our targeted growth.

In line with the goals for growth stated above, we have targeted unit sales growth of 7% to 12% and net earnings growth of 10% to 15% for 2005. Our net earnings growth target adjusts results for 2004 to exclude the gain on insurance settlement and related income taxes, and excludes the impact of adopting FASB Statement No. 123, as revised, which we are required to do beginning in the third quarter of 2005.

DIY/RETAIL MARKET

The Home Improvement Research Institute forecasts an increase in home improvement product sales of 3.5% in 2005. A slower pace of growth is forecasted primarily as a result of an expectation of higher interest rates, partially offset by a higher level of home ownership and an increase in the age of housing stock, which both lead to increased remodeling expenditures.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

In 2005, we expect to feel continued downward pressure on our unit sales primarily due to our sales strategy with respect to our largest customer. On a long-term basis, it is our goal to achieve modest sales growth by:

- Maintaining our market share on sales of value-added wood products and preservative-treated products as a result of our national presence, service capabilities that meet stringent customer requirements, diversified product offering, and purchasing leverage.

- Increasing our sales of wood alternative products such as a composite wood decking, which continues to take market share from preservative-treated products. Although we expect this trend to continue to some extent, we believe wood products will continue to maintain a dominant market share for the foreseeable future as a result of its cost advantages over wood alternative products.

- Developing new value-added products and services for this market.

- Adding capacity through strategic business acquisitions.

SITE-BUILT CONSTRUCTION MARKET

The National Association of Home Builders forecasts a 3.4% decline in housing starts resulting from an anticipated increase in long-term interest rates. The effect of rising interest rates may be mitigated somewhat by favorable demographic trends and improving economic conditions.

In 2005, we anticipate strong growth in our sales to the site-built construction market primarily as a result of business acquisitions and new plants completed in 2004 that will be owned for a full year in 2005 and modest organic growth out of existing facilities. We anticipate that this growth will be offset somewhat by a decline in sales from certain framing operations in the western United States.

On a long-term basis, we believe the sale of engineered wood components will continue to grow because of the benefits these products provide builders over traditional carpentry methods employed on the job site, including cost advantages through more efficient labor, and consolidation toward large production-oriented builders, which tend to prefer the use of engineered products and who desire suppliers with a national presence.

We expect that business acquisitions will play a major role in our future growth in this market. In addition, we believe the trend whereby customers prefer to purchase a combination of components and framing services will continue. Therefore, our acquisition strategy includes targeted markets for framing operations.

MANUFACTURED HOUSING MARKET

The Manufactured Housing Institute forecasts a 6.0% increase in shipments of HUD code homes in 2005 as a result of continued improvement in lending conditions, consumer confidence in new installation standards, and an increase in demand for multi-section homes. It is our goal to maintain our current market share of trusses produced for this market, which is currently estimated at 70%.

Sales of modular homes are expected to increase 10% in 2005 as a result of more developers adopting the controlled building environment of modular construction as a method of cost control. In addition, these consumers are expected to experience more favorable lending rates compared to HUD code homes. We believe we will maintain our current market share of trusses produced for this market as a result of new products we have recently developed that enable modular homes to more closely resemble site-built construction and our existing business relationships with traditional HUD code builders which now produce over 30% of the modular homes in the United States.

INDUSTRIAL MARKET

One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant growth opportunities as a result of our competitive cost advantages in manufacturing, purchasing, and material utilization. To take advantage of these opportunities, we plan to continue to obtain market share through an internal growth strategy utilizing our current manufacturing capabilities and dedicated industrial sales force. On a long-term basis, we plan to evaluate strategic acquisition opportunities.

GROSS PROFIT

We believe the following factors may impact our gross profits in the future:

- We have a long-term goal of continuing to increase our ratio of value-added sales to total sales, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective, including our goal of increasing our market share of products we manufacture for the industrial and site-built construction markets. However, achievement of this goal is dependent, in part, upon certain factors that are beyond our control.

                        UNIVERSAL FOREST PRODUCTS, INC.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

- Our ability to increase sales and maintain gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provide an added value to our customers. If our customers are unwilling to pay for the additional services, our sales and gross margins may be reduced.

- Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber impact our gross margins. (See "Impact of the Lumber Market on Our Operating Results.")

- Improved results from framing operations in the western United States.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

SG&A costs have increased at a rate greater than our unit sales in recent years due, in part, to acquisitions of engineered wood component manufacturers, which have extensive engineering and design costs, and our growth in sales to the industrial market. SG&A costs as a percentage of sales may continue to increase in the future as sales of engineered wood components and specialty wood packaging become a greater percentage of our total business. However, we strive to achieve economies of scale in other administrative departments as sales growth objectives are met.

LIQUIDITY AND CAPITAL RESOURCES

Our cash cycle will continue to be impacted in the future by our growth in sales to the site-built construction and industrial markets. Sales to these markets requires a greater investment in working capital (inventory and accounts receivable) than our sales to the DIY/retail and manufactured housing markets.

Management expects to spend approximately $41 million on capital expenditures in 2005 and incur depreciation and amortization of approximately $33 million. Besides "maintenance" capital expenditures totaling approximately $31 million, we plan to spend an additional $10 million to expand the business. On December 25, 2004, we had outstanding purchase commitments on capital projects of approximately $3.1 million.

We have no present intention to change our dividend policy, which is currently $.050 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.5 million shares as of December 25, 2004. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.

We are obligated to pay amounts due on long-term debt totaling approximately $22.0 million in 2005.

We have a $250 million unsecured revolving credit facility used to support certain outstanding letters of credit and fund seasonal working capital requirements and growth. We believe our peak seasonal working capital requirements may consume up to $110 million of this availability through June of 2005 and then decrease for the balance of the year in line with historical trends.

We plan to finance our capital requirements for the year through operating cash flows, the use of our sale of receivables program, and use of our revolving credit facility.

    MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Universal Forest Products, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to us and the board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

We assessed the effectiveness of our internal control over financial reporting as of December 25, 2004. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO) in Internal Control -- Integrated Framework. Based on our assessment, management has concluded that as of December 25, 2004, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on management's assessment of our internal control over financial reporting. Their report immediately follows our report.

Universal Forest Products, Inc.
February 25, 2005

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
                  ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Universal Forest Products, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 25, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Universal Forest Products, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 25, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 25, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 25, 2004 and December 27, 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 25, 2004 of Universal Forest Products, Inc. and subsidiaries and our report dated February 25, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG
Grand Rapids, Michigan
February 25, 2005

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 25, 2004 and December 27, 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 25, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 25, 2004 and December 27, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 25, 2004, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Universal Forest Products, Inc. and subsidiaries' internal control over financial reporting as of December 25, 2004, based on criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2005 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG
Grand Rapids, Michigan
February 25, 2005

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                              DECEMBER 25,   DECEMBER 27,
                                                                  2004           2003
                                                              ---------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $  25,274      $  17,430
  Accounts receivable, net..................................     151,811        137,660
  Inventories:
    Raw materials...........................................     116,104         83,064
    Finished goods..........................................      96,817         86,497
                                                               ---------      ---------
                                                                 212,921        169,561
  Other current assets......................................       9,515          4,324
  Prepaid income taxes......................................       3,501          3,290
  Deferred income taxes.....................................       3,461          1,832
                                                               ---------      ---------
    TOTAL CURRENT ASSETS....................................     406,483        334,097
OTHER ASSETS................................................       7,952          6,811
GOODWILL....................................................     123,845        125,028
OTHER INTANGIBLE ASSETS, NET................................       7,807          6,791
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements.....................................      52,648         51,942
  Building and improvements.................................     123,004        120,001
  Machinery, equipment and office furniture.................     183,055        177,525
  Construction in progress..................................      21,925         11,900
                                                               ---------      ---------
                                                                 380,632        361,368
  Less accumulated depreciation and amortization............    (164,359)      (147,164)
                                                               ---------      ---------
    PROPERTY, PLANT AND EQUIPMENT, NET......................     216,273        214,204
                                                               ---------      ---------
TOTAL ASSETS................................................   $ 762,360      $ 686,931
                                                               =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Short-term debt...........................................                  $   1,726
  Accounts payable..........................................   $  87,399         81,687
  Accrued liabilities:
    Compensation and benefits...............................      58,151         47,150
    Other...................................................      16,282          6,723
  Current portion of long-term debt and capital lease
    obligations.............................................      22,033          6,411
                                                               ---------      ---------
    TOTAL CURRENT LIABILITIES...............................     183,865        143,697
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current
  portion...................................................     185,109        205,049
DEFERRED INCOME TAXES.......................................      18,476         15,984
MINORITY INTEREST...........................................       8,265          7,780
OTHER LIABILITIES...........................................       9,876          9,317
                                                               ---------      ---------
    TOTAL LIABILITIES.......................................     405,591        381,827
SHAREHOLDERS' EQUITY:
  Preferred stock, no par value; shares authorized
    1,000,000; issued and outstanding, none
  Common stock, no par value; shares authorized 40,000,000;
    issued and outstanding 18,002,255 and 17,813,564........      18,002         17,814
  Additional paid-in capital................................      89,269         85,189
  Deferred stock compensation...............................       3,423          2,447
  Deferred stock compensation rabbi trust...................      (1,331)          (615)
  Retained earnings.........................................     247,427        200,745
  Accumulated other comprehensive earnings..................       1,525          1,396
                                                               ---------      ---------
                                                                 358,315        306,976
  Employee stock notes receivable...........................      (1,546)        (1,872)
                                                               ---------      ---------
    TOTAL SHAREHOLDERS' EQUITY..............................     356,769        305,104
                                                               ---------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................   $ 762,360      $ 686,931
                                                               =========      =========

See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF EARNINGS

                     (In thousands, except per share data)

                                                                              YEAR ENDED
                                                              ------------------------------------------
                                                              DECEMBER 25,   DECEMBER 27,   DECEMBER 28,
                                                                  2004           2003           2002
                                                              ------------------------------------------
NET SALES...................................................   $2,453,281     $1,898,830     $1,639,899
COST OF GOODS SOLD..........................................    2,157,028      1,640,844      1,409,489
                                                               ----------     ----------     ----------
GROSS PROFIT................................................      296,253        257,986        230,410
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES................      201,335        177,824        158,299
GAIN ON INSURANCE SETTLEMENT................................       (1,391)
                                                               ----------     ----------     ----------
EARNINGS FROM OPERATIONS....................................       96,309         80,162         72,111
OTHER EXPENSE (INCOME):
  Interest expense..........................................       14,904         14,589         11,375
  Interest income...........................................         (284)          (219)          (297)
  Net gain on sale of real estate and interest in
    subsidiary..............................................       (1,370)                       (1,082)
                                                               ----------     ----------     ----------
                                                                   13,250         14,370          9,996
                                                               ----------     ----------     ----------
EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST..........       83,059         65,792         62,115
INCOME TAXES................................................       31,462         24,325         22,983
                                                               ----------     ----------     ----------
EARNINGS BEFORE MINORITY INTEREST...........................       51,597         41,467         39,132
MINORITY INTEREST...........................................       (2,994)        (1,348)        (2,495)
                                                               ----------     ----------     ----------
NET EARNINGS................................................   $   48,603     $   40,119     $   36,637
                                                               ==========     ==========     ==========
EARNINGS PER SHARE -- BASIC.................................   $     2.70     $     2.26     $     2.04
EARNINGS PER SHARE -- DILUTED...............................   $     2.59     $     2.18     $     1.97
WEIGHTED AVERAGE SHARES OUTSTANDING.........................       18,032         17,761         17,922
WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK
  EQUIVALENTS...............................................       18,771         18,379         18,619

See notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                (In thousands, except share and per share data)

                                                                                DEFERRED                 ACCUMULATED
                                                  ADDITIONAL     DEFERRED     COMPENSATION                  OTHER        EMPLOYEES
                                        COMMON     PAID-IN        STOCK          RABBI       RETAINED   COMPREHENSIVE   STOCK NOTES
                                         STOCK     CAPITAL     COMPENSATION      TRUST       EARNINGS     EARNINGS      RECEIVABLE
                                        -------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 29, 2001..........  $17,788    $80,994        $1,554        $     0      $132,677      $  558         $(1,155)
Comprehensive earnings:
  Net earnings........................                                                         36,637
  Foreign currency translation
    adjustment........................                                                                       (259)
  Total comprehensive earnings........
Cash dividends -- $.090 per share.....                                                         (1,605)
Issuance of 133,125 shares under
  employee stock plans................      133        710
Issuance of 2,497 shares under stock
  grant programs......................        3         51
Issuance of 5,380 shares under
  deferred compensation plan..........        5         74
Repurchase of 199,435 shares..........     (199)                                               (3,488)
Tax benefits from non-qualified stock
  options exercised...................                  22
Deferred stock compensation...........                               250
Issuance of employee stock notes
  receivable..........................       12        288                                                                   (300)
Payments received on employee stock
  notes receivable....................                                                                                         54
                                        -------    -------        ------        -------      --------      ------         -------
BALANCE AT DECEMBER 28, 2002..........  $17,742    $82,139        $1,804        $     0      $164,221      $  299         $(1,401)
Comprehensive earnings:
  Net earnings........................                                                         40,119
  Foreign currency translation
    adjustment........................                                                                      1,097
  Total comprehensive earnings........
Cash dividends -- $.095 per share.....                                                         (1,689)
Issuance of 89,753 shares under
  employee stock plans................       90      1,191
Issuance of 10,153 shares under stock
  grant programs......................       10        174
Issuance of 37,678 shares under
  deferred compensation plan..........       38        609           615           (615)
Repurchase of 123,234 shares..........     (123)                                               (1,906)
Tax benefits from non-qualified stock
  options exercised...................                 246
Deferred stock compensation...........                                28
Issuance of employee stock notes
  receivable..........................       57        830                                                                   (887)
Payments received on employee stock
  notes receivable....................                                                                                        416
                                        -------    -------        ------        -------      --------      ------         -------
BALANCE AT DECEMBER 27, 2003..........  $17,814    $85,189        $2,447        $  (615)     $200,745      $1,396         $(1,872)
Comprehensive earnings:
  Net earnings........................                                                         48,603
  Foreign currency translation
    adjustment........................                                                                        129
  Total comprehensive earnings........
Cash dividends -- $.10 per share......                                                         (1,796)
Issuance of 165,982 shares under
  employee stock plans................      165      2,695
Issuance of 4,036 shares under stock
  grant programs......................        4        127
Issuance of 22,528 shares under
  deferred compensation plan..........       23        695           716           (716)
Repurchase of 4,050 shares............       (4)                                                 (125)
Tax benefits from non-qualified stock
  options exercised...................                 557
Deferred stock compensation...........                               260
Issuance of employee stock notes
  receivable..........................                   6                                                                     (6)
Payments received on employee stock
  notes receivable....................                                                                                        332
                                        -------    -------        ------        -------      --------      ------         -------
BALANCE AT DECEMBER 25, 2004..........  $18,002    $89,269        $3,423        $(1,331)     $247,427      $1,525         $(1,546)


                                         TOTAL
                                        --------
BALANCE AT DECEMBER 29, 2001..........  $232,416
Comprehensive earnings:
  Net earnings........................
  Foreign currency translation
    adjustment........................
  Total comprehensive earnings........    36,378
Cash dividends -- $.090 per share.....    (1,605)
Issuance of 133,125 shares under
  employee stock plans................       843
Issuance of 2,497 shares under stock
  grant programs......................        54
Issuance of 5,380 shares under
  deferred compensation plan..........        79
Repurchase of 199,435 shares..........    (3,687)
Tax benefits from non-qualified stock
  options exercised...................        22
Deferred stock compensation...........       250
Issuance of employee stock notes
  receivable..........................         0
Payments received on employee stock
  notes receivable....................        54
                                        --------
BALANCE AT DECEMBER 28, 2002..........  $264,804
Comprehensive earnings:
  Net earnings........................
  Foreign currency translation
    adjustment........................
  Total comprehensive earnings........    41,216
Cash dividends -- $.095 per share.....    (1,689)
Issuance of 89,753 shares under
  employee stock plans................     1,281
Issuance of 10,153 shares under stock
  grant programs......................       184
Issuance of 37,678 shares under
  deferred compensation plan..........       647
Repurchase of 123,234 shares..........    (2,029)
Tax benefits from non-qualified stock
  options exercised...................       246
Deferred stock compensation...........        28
Issuance of employee stock notes
  receivable..........................         0
Payments received on employee stock
  notes receivable....................       416
                                        --------
BALANCE AT DECEMBER 27, 2003..........  $305,104
Comprehensive earnings:
  Net earnings........................
  Foreign currency translation
    adjustment........................
  Total comprehensive earnings........    48,732
Cash dividends -- $.10 per share......    (1,796)
Issuance of 165,982 shares under
  employee stock plans................     2,860
Issuance of 4,036 shares under stock
  grant programs......................       131
Issuance of 22,528 shares under
  deferred compensation plan..........       718
Repurchase of 4,050 shares............      (129)
Tax benefits from non-qualified stock
  options exercised...................       557
Deferred stock compensation...........       260
Issuance of employee stock notes
  receivable..........................         0
Payments received on employee stock
  notes receivable....................       332
                                        --------
BALANCE AT DECEMBER 25, 2004..........  $356,769

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                               YEAR ENDED
                                                               ------------------------------------------
                                                               DECEMBER 25,   DECEMBER 27,   DECEMBER 28,
                                                                   2004           2003           2002
                                                               ------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings..............................................     $ 48,603       $ 40,119       $ 36,637
  Adjustments to reconcile net earnings to net cash from
    operating activities:
    Depreciation............................................       28,453         25,638         23,371
    Amortization of intangibles.............................        2,383          1,588          1,003
    Deferred income taxes...................................          790          1,746          3,102
    Minority interest.......................................        2,994          1,348          2,495
    Loss on sale of interest in subsidiary..................          193
    Gain on insurance settlement............................       (1,391)
    Net (gain)/loss on sale or impairment of property, plant
     and equipment..........................................         (710)         1,050            702
  Changes in:
    Accounts receivable.....................................      (16,107)       (32,074)       (16,489)
    Inventories.............................................      (42,817)        (3,555)       (40,780)
    Accounts payable........................................        7,371         23,476          9,638
    Accrued liabilities and other...........................       20,472         11,039          1,117
                                                                 --------       --------       --------
        NET CASH FROM OPERATING ACTIVITIES..................       50,234         70,375         20,796
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, plant and equipment.................      (40,722)       (40,578)       (31,295)
  Purchase of licensing agreements..........................                        (150)        (2,000)
  Acquisitions, net of cash received........................      (10,075)          (787)       (17,540)
  Proceeds from sale of interest in subsidiary..............        4,679
  Proceeds from sale of property, plant, and equipment......        5,226          6,221          2,862
  Advances on notes receivable..............................         (308)
  Collection of notes receivable............................        2,560            461            965
  Restricted cash equivalents...............................                       1,383         (1,383)
  Insurance proceeds........................................        2,000
  Other assets, net.........................................         (616)          (549)          (468)
                                                                 --------       --------       --------
        NET CASH FROM INVESTING ACTIVITIES..................      (37,256)       (33,999)       (48,859)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings/(repayments) of short-term debt and
    revolving credit facilities.............................        1,223        (27,070)        14,286
  Proceeds from issuance of long-term debt..................                                     58,700
  Repayment of long-term debt...............................       (6,392)        (6,140)        (8,482)
  Proceeds from issuance of common stock....................        2,860          1,281            843
  Distributions to minority shareholder.....................       (1,123)          (833)        (1,345)
  Dividends paid to shareholders............................       (1,796)        (1,689)        (1,605)
  Repurchase of common stock and temporary equity...........         (129)        (2,029)       (39,687)
  Other, net................................................          223
                                                                 --------       --------       --------
        NET CASH FROM FINANCING ACTIVITIES..................       (5,134)       (36,480)        22,710
                                                                 --------       --------       --------
NET CHANGE IN CASH AND CASH EQUIVALENTS.....................        7,844           (104)        (5,353)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR................       17,430         17,534         22,887
                                                                 --------       --------       --------
CASH AND CASH EQUIVALENTS, END OF YEAR......................     $ 25,274       $ 17,430       $ 17,534
                                                                 ========       ========       ========
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................     $ 15,087       $ 14,651       $ 11,388
    Income taxes............................................       29,181         19,884         22,827
NON-CASH OPERATING ACTIVITIES:
  Non-compete agreements with Chairman of the Board in
    exchange for future payments............................                         856
  Note receivable in exchange for property, plant and
    equipment...............................................        1,455
NON-CASH INVESTING ACTIVITIES:
  Note receivable exchanged for management fees to former
    subsidiary..............................................          520
  Property, plant and equipment acquired through capital
    leases..................................................                       2,110
  Stock acquired through employees' stock notes
    receivable..............................................            6            887            300
NON-CASH FINANCING ACTIVITIES:
  Note payable exchanged for non-compete....................                                      2,069

See notes to consolidated financial statements.

                        UNIVERSAL FOREST PRODUCTS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We engineer, manufacture, treat, distribute, and install lumber, composite wood, plastic, and other building products for the do-it-yourself/retail ("DIY/retail"), site-built construction, manufactured housing, and industrial markets. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, and other building products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships. In addition, we consolidate 50% owned entities over which we exercise control. Intercompany transactions and balances have been eliminated. The equity method of accounting is used for less than 50% owned affiliates over which we have significant influence.

INVESTMENT IN AFFILIATE

On December 18, 1998, one of our subsidiaries acquired a 45% interest in Pino Exporta, and renamed it to Pinelli Universal S. de R.L. de C.V. ("Pinelli"), a manufacturer of moldings and millwork products. Pinelli operates out of one facility in Durango, Durango, Mexico. We exchanged $3.0 million for our initial ownership interest in Pinelli, and accounted for our investment utilizing the equity method of accounting. In addition, we retained an option to acquire an additional 5% interest in Pinelli for $1.0 million. This option was extended and exercised on January 15, 2002. As a result of this transaction, we obtained additional rights of control and thus began consolidating the results of Pinelli in the 2002 consolidated financial statements. (See Note B.)

MINORITY INTEREST IN SUBSIDIARIES

Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders' share of the income or loss of various consolidated subsidiaries. The minority interest reflects the original investment by these minority shareholders combined with their proportional share of the earnings or losses of these subsidiaries, net of distributions paid.

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2004, 2003, and 2002 relate to the fiscal years ended December 25, 2004, December 27, 2003, and December 28, 2002, respectively. Fiscal years 2004, 2003, and 2002 were each comprised of 52 weeks.

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

The fair value estimates presented herein are based on pertinent information available to management as of December 25, 2004. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $15.4 million and $9.6 million as of December 25, 2004 and December 27, 2003, respectively.

As a result of our cash management system, checks issued but not presented to our bank for payment create negative cash balances. These negative balances are included in accounts payable and accrued liabilities and totaled $19.0 million and $30.5 million as of December 25, 2004 and December 27, 2003, respectively.

                        UNIVERSAL FOREST PRODUCTS, INC.

ACCOUNTS RECEIVABLE

We perform periodic credit evaluations of our customers and generally do not require collateral. Accounts receivable are due under a range of terms we offer to our customers. Discounts are offered as an incentive for early payment.

INVENTORIES

Inventories are stated at the lower of average cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a first-in, first-out (FIFO) basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. Amortization of assets held under capital leases is included in depreciation and amortized over the shorter of the estimated useful life of the asset or the lease term. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements..................................    15 to 31.5 years
Land improvements...........................................       5 to 15 years
Machinery, equipment and office furniture...................       3 to 10 years

FOREIGN CURRENCY TRANSLATION

Our foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities are translated at exchange rates as of the balance sheet date and revenues and expenses are translated using weighted average rates, with translation adjustments included as a separate component of shareholders' equity. The net realized gain or loss on foreign currency transactions were not material in any year presented.

SELF-INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, and workers' compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, workers' compensation, and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 25, 2004. Through the captive we are responsible for general liability claims up to $2 million per occurrence and $4 million in aggregate; for automobile claims up to $1 million per occurrence; and for workers' compensation claims up to $1 million per accident or disease. We have purchased excess liability over our general liability, automobile liability, workers' compensation, and employer's liability up to $100 million per occurrence and in aggregate. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

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

Earnings on construction contracts are reflected in operations either by the percentage-of-completion method or completed contract method depending on the nature of the business at individual operations. Under the percentage-of-completion method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs. Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions become known. Projected losses on individual contracts are charged to operations in their entirety when

                        UNIVERSAL FOREST PRODUCTS, INC.

such losses become apparent. Under the completed contract method, revenues and related earnings are recorded when the contracted work is complete and losses are charged to operations in their entirety when such losses become apparent.

The following table presents the balances of percentage-of-completion accounts on December 25, 2004 and December 27, 2003 which are included in other current assets and other current liabilities, respectively (in thousands):

                                                               2004      2003
                                                              ----------------
Cost and Earnings in Excess of Billings.....................  $2,803    $2,174
Billings in Excess of Cost and Earnings.....................   2,517       885

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

The following table presents the activity in our accounts receivable allowances (in thousands):

                                                                           ADDITIONS    UNCOLLECTIBLE   RECOVERY OF
                                                              BALANCE AT   CHARGED TO     ACCOUNTS        AMOUNTS      BALANCE
                                                              BEGINNING    COSTS AND     WRITTEN OFF    PREVIOUSLY    AT END OF
                                                              OF PERIOD     EXPENSES      (NET)(1)      WRITTEN OFF    PERIOD
                                                              -----------------------------------------------------------------
Year Ended December 25, 2004:
  Allowance for possible losses on accounts receivable......    $1,891      $24,126       ($23,796)        $722        $2,943
Year Ended December 27, 2003:
  Allowance for possible losses on accounts receivable......     2,427       17,817        (18,694)         341         1,891
Year Ended December 28, 2002:
  Allowance for possible losses on accounts receivable......     1,803       17,500        (16,981)         105         2,427

-------------------------
(1) Includes effects of foreign currency translation.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

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

                        UNIVERSAL FOREST PRODUCTS, INC.

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

                                            2004                                   2003                      2002
                            ------------------------------------   ------------------------------------   -----------
                                                           PER                                    PER
                              INCOME         SHARES       SHARE      INCOME         SHARES       SHARE      INCOME
                            (NUMERATOR)   (DENOMINATOR)   AMOUNT   (NUMERATOR)   (DENOMINATOR)   AMOUNT   (NUMERATOR)
                            -----------------------------------------------------------------------------------------
NET EARNINGS..............    $48,603                                $40,119                                $36,637
EPS -- BASIC
Income available to common
  stockholders............     48,603        18,032       $2.70       40,119        17,761       $2.26       36,637
                                                          =====                                  =====
EFFECT OF DILUTIVE
  SECURITIES
Options...................                      739                                    618
                                             ------                                 ------
EPS -- DILUTED
Income available to common
  stockholders and assumed
  options exercised.......    $48,603        18,771       $2.59      $40,119        18,379       $2.18      $36,637
                              =======        ======       =====      =======        ======       =====      =======

                                     2002
                            ----------------------
                                             PER
                               SHARES       SHARE
                            (DENOMINATOR)   AMOUNT
                            ----------------------
NET EARNINGS..............
EPS -- BASIC
Income available to common
  stockholders............     17,922       $2.04
                                            =====
EFFECT OF DILUTIVE
  SECURITIES
Options...................        697
                               ------
EPS -- DILUTED
Income available to common
  stockholders and assumed
  options exercised.......     18,619       $1.97
                               ======       =====

Options to purchase 15,000 shares of common stock at an exercise price of $36.01 were outstanding as of December 25, 2004, but were not included in the computation of diluted EPS because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

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

LONG-LIVED ASSETS

In accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, we evaluate the recoverability of our long-lived assets by determining whether unamortized balances could be recovered through undiscounted future operating cash flows over the remaining lives of the assets. If the sum of the expected future cash flows was less than the carrying value of the assets, an impairment loss would be recognized for the excess of the carrying value over the fair value. The estimated fair value is determined by discounting the expected future cash flows at a rate that is required for a similar investment with like risks.

STOCK-BASED COMPENSATION

As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, ("SFAS 123"), we continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation expense under the intrinsic value method. Had

                        UNIVERSAL FOREST PRODUCTS, INC.

compensation cost for the stock options granted and stock purchased in 2004, 2003, and 2002 been determined under the fair value based method defined in SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

                                                               2004      2003      2002
                                                              ---------------------------
Net Earnings:
  As Reported...............................................  $48,603   $40,119   $36,637
  Deduct: Compensation expense -- fair value method.........   (1,866)   (1,743)   (1,571)
                                                              -------   -------   -------
  Pro Forma.................................................  $46,737   $38,376   $35,066
                                                              =======   =======   =======
EPS -- Basic:
  As Reported...............................................  $  2.70   $  2.26   $  2.04
  Pro Forma.................................................  $  2.59   $  2.16   $  1.96
EPS -- Diluted:
  As Reported...............................................  $  2.59   $  2.18   $  1.97
  Pro Forma.................................................  $  2.51   $  2.13   $  1.93

The fair value of each option granted in 2004, 2003, and 2002 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

                                                                2004        2003        2002
                                                              ---------------------------------
Risk Free Interest Rate.....................................       4.6%        4.6%        4.6%
Expected Life...............................................  6.0 years   6.5 years   5.0 years
Expected Volatility.........................................     27.42%      28.25%      27.52%
Expected Dividend Yield.....................................      0.40%       0.40%       0.40%

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

RECLASSIFICATIONS

Certain reclassifications have been made in the 2003 and 2002 consolidated financial statements to conform to the classifications used in 2004.

RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 46, Consolidation of Variable Interest Entities, as revised December 2003 ("FIN 46(R)"). This new rule requires that companies consolidate a variable interest entity if the company is entitled to receive a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns, or both. We have no variable interest entities where we are the primary beneficiary as defined by FIN 46(R), thus the implementation had no effect on our consolidated financial statements.

In December 2004, the FASB issued a revision of SFAS No. 123, Share-Based Payment ("SFAS 123(R)"), which supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS 123(R) are required to be applied as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As such, we are required to adopt the provisions of SFAS 123(R) at the beginning of the third quarter of fiscal 2005. While we currently disclose the pro-forma earnings effects of our stock-based awards, we are currently evaluating the impact the implementation guidance and revisions included in SFAS 123(R) will have on our consolidated financial statements.

FASB Staff Position ("FSP") No. 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 ("FSP 109-2"), provides guidance under FASB Statement No. 109, Accounting for Income Taxes, with respect to recording the potential impact of

                        UNIVERSAL FOREST PRODUCTS, INC.

the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. The Jobs Act was enacted on October 22, 2004. FSP 109-2 states than an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for the purposes of applying FASB Statement No. 109. We have not yet completed evaluating the impact of the repatriation provisions. Accordingly, as provided for in FSP 109-2 we have not adjusted our tax expense or deferred tax liability to reflect the repatriation provisions of the Jobs Act.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs ("SFAS 151"), which amends Accounting Research Bulletin ("ARB") No. 43, chapter 4, Inventory Pricing. This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The provisions of SFAS 151 are required to be applied for fiscal years beginning after June 15, 2005. As such, we are required to adopt the provisions of SFAS 151 at the beginning of our fiscal year beginning January 1, 2006. We do not expect that the implementation of SFAS 151 will have a material effect on our consolidated financial statements.

B. BUSINESS COMBINATIONS AND ASSET PURCHASES

All of the transactions mentioned below are considered business combinations under the provision of SFAS No. 141, Business Combinations and Emerging Issues Task Force Issue 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business ("EITF 98-3"), except for the purchase of the treating plants from Quality Wood Treating Co., Inc. ("Quality") on August 26, 2003 and the purchase of assets from Inno-Tech Plastics, Inc. ("Inno-Tech") on April 10, 2002. Each business combination has been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired, liabilities assumed, and identifiable intangible assets as applicable based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets, including identifiable intangible assets, and assumed liabilities was recorded as goodwill in each transaction. The results of operations of each business combination is included in our consolidated financial statements since the date it was acquired.

On April 2, 2004, one of our subsidiaries acquired a 50% interest in Shawnlee Construction, LLC ("Shawnlee"), which provides framing services for multi-family construction, and is located in Plainville, MA. The purchase price was approximately $4.8 million, allocating $1.2 million to tangible assets and purchased intangibles, $1.1 million to a non-compete agreement, $1.3 million to customer relationship related intangibles, $0.2 million to a backlog, and $1.0 million to goodwill. Shawnlee had net sales in fiscal 2003 totaling approximately $20 million. We have consolidated this entity, including a respective minority interest, because we exercise control.

On March 15, 2004, one of our subsidiaries acquired the assets of Slaughter Industries, owned by International Paper Company ("Slaughter"), a facility which supplies the site-built construction market in Dallas, TX. The purchase price was approximately $3.9 million, which was allocated to the fair value of tangible net assets. Slaughter had net sales in fiscal 2003 totaling approximately $48 million.

On January 30, 2004, one of our subsidiaries acquired the assets of Midwest Building Systems, Inc. ("Midwest"), a facility which serves the site-built construction market in Indianapolis, IN. The purchase price was approximately $1.5 million, which was allocated to the fair value of tangible net assets. Midwest had net sales in fiscal 2003 totaling approximately $7 million.

On August 28, 2003, one of our subsidiaries acquired 50% of the assets of D&L Framing LLC ("D&L"), a framing operation for multi-family construction located in Las Vegas, NV. The purchase price was approximately $0.6 million, which was primarily allocated to the fair value of net assets. D&L had net sales in fiscal 2002 totaling approximately $8 million. We have consolidated this entity, including a respective minority interest, because we exercise control.

On August 26, 2003, one of our subsidiaries entered into an agreement with Quality to cancel the treating services agreement completed on November 4, 2002 and purchase plants located in Lansing, MI and Janesville, WI and the equipment of a plant located in White Bear Lake, MN. The total purchase price for these assets was $5.1 million, which was allocated to the fair value of tangible net assets. In addition, another subsidiary entered into a capital lease for the real estate of the White Bear Lake, MN plant totaling $2.1 million.

On June 4, 2003, one of our subsidiaries acquired 75% of the assets of Norpac Construction LLC ("Norpac"), a concrete framer for multi-family construction located in Las Vegas, NV. The purchase price was approximately $0.2 million, which was primarily allocated to the fair value of tangible net assets. Norpac had net sales in fiscal 2002 totaling approximately $1.5 million. We have consolidated this entity, including a respective minority interest, because we exercise control.

On November 4, 2002, one of our subsidiaries acquired a facility from Quality in Prairie du Chien, WI, which produces EverX(R) composite decking. The purchase price was approximately $14.7 million, allocating $10.1 million to the fair value of tangible net assets, $2.3 million to non-compete agreements, $0.5 million to a licensing agreement and $1.8 million to goodwill. Quality had composite decking net sales in fiscal 2001 totaling approximately $2 million. In addition, we entered into a treating services agreement with Quality. Under the terms of this agreement, we purchased substantially all of the inventory of Quality for approximately $7.5 million, Quality agreed to provide exclusive treating services to us for a five-year term, and we agreed to monthly and annual minimum volumes. The treating services agreement was canceled on August 26, 2003.

                        UNIVERSAL FOREST PRODUCTS, INC.

On September 9, 2002, one of our subsidiaries acquired certain assets of J.S. Building Products, Inc., ("JS") a site-built component manufacturer in Modesto, CA. The total purchase price for the assets was approximately $2.2 million, allocating $1 million to the fair value of tangible net assets and $1.2 million to goodwill. On October 22, 2002, we purchased the real property from JS where the operation is located for $1.9 million. JS had net sales of approximately $5 million in 2001.

On April 10, 2002, one of our subsidiaries acquired certain assets and entered into an exclusive licensing agreement with Inno-Tech, which operates one facility in Springfield, IL. The total purchase price for the assets was approximately $4.1 million, allocating $2.1 million to the fair value of tangible net assets and $2.0 million to a licensing agreement. Inno-Tech had net sales in fiscal 2001 totaling approximately $1.3 million.

On January 15, 2002, one of our subsidiaries acquired an additional 5% interest in Pinelli, increasing our ownership to 50%. The purchase price for the additional 5% was approximately $0.9 million, allocating $0.3 million to the fair value of tangible net assets and $0.6 million to goodwill. As a result of this transaction, we obtained additional rights of control and thus began consolidating the results of Pinelli in the 2002 consolidated financial statements. Pinelli had net sales in fiscal 2001 totaling approximately $31 million. In 2001 and 2000, we accounted for Pinelli under the equity method.

The acquisitions in 2004, 2003 and 2002 were not significant to our operating results individually nor in the aggregate, and thus pro forma results are not presented.

C. GOODWILL AND OTHER INTANGIBLE ASSETS

Effective December 30, 2001, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement changed the accounting and reporting for goodwill and other intangible assets. Goodwill is no longer amortized; however, tests for impairment are performed annually in the fourth quarter and if a triggering event occurs. We tested for annual impairment by utilizing the discounted cash flow method, which resulted in no impairment of goodwill.

On December 31, 2002, the Chairman of the Board retired as an employee of Universal Forest Products, Inc., and we entered into a non-compete agreement with him which provides for monthly payments of $12,500 for a term of seven years. The present value of these payments has been recorded in Other Liabilities.

The following amounts were included in other intangible assets, net as of December 25, 2004 and December 27, 2003 (in thousands):

                                                                       2004                     2003
                                                              ----------------------   ----------------------
                                                                        ACCUMULATED              ACCUMULATED
                                                              ASSETS    AMORTIZATION   ASSETS    AMORTIZATION
                                                              -------   ------------   -------   ------------
Non-compete agreements......................................  $ 9,805     $(4,318)     $ 7,884     $(3,067)
Licensing agreements........................................    2,760      (1,601)       2,910        (936)
Customer relationships......................................    1,285        (193)           0           0
Backlog.....................................................      190        (121)           0           0
                                                              -------     -------      -------     -------
Total.......................................................  $14,040     $(6,233)     $10,794     $(4,003)
                                                              =======     =======      =======     =======

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements......................................   5 to 11 years
Licensing agreements........................................   5 to 20 years
Customer relationship.......................................         5 years
Backlog.....................................................          1 year

                        UNIVERSAL FOREST PRODUCTS, INC.

Amortization expense for intangibles totaled $2.4 million, $1.6 million and $1.0 million in 2004, 2003, and 2002, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2005........................................................   $2,205
2006........................................................    1,961
2007........................................................    1,446
2008........................................................      996
2009........................................................      480
Thereafter..................................................      719
                                                               ------
Total.......................................................   $7,807
                                                               ======

The changes in the net carrying amount of goodwill for the years ended December 25, 2004 and December 27, 2003, are as follows (in thousands):

Balance as of December 28, 2002.............................   $126,299
Final purchase price allocation of Quality and JS...........     (2,810)
Goodwill acquired...........................................        550
Foreign currency translation effects and other, net.........        989
                                                               --------
Balance as of December 27, 2003.............................    125,028

Acquisition.................................................      4,345
Final purchase price allocation of Shawnlee.................     (3,397)
Sale of interest in subsidiary..............................     (2,169)
Other, net..................................................         38
                                                               --------
Balance as of December 25, 2004.............................   $123,845
                                                               ========

D. DEBT

On December 20, 2004, we completed a five-year, $250 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $200 million facility. Cash borrowings are charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers' acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 42.5 to 107.5 basis points, based upon our financial performance). We are also charged an annual facility fee on the entire amount of the lending commitment (ranging from 12.5 to 30 basis points, based upon our performance), and a usage premium (ranging from 7.5 to 12.5 basis points, based upon our performance) at times when borrowings exceed $125 million. The average borrowing rate on this facility was 2.8% in 2004. The amount outstanding on the revolving credit facility is included in the long-term debt summary below.

On December 18, 2002, we completed a $55 million private placement of senior unsecured notes payable. The notes have an average life of over nine years and an average interest rate of 6.0%.

On November 25, 2002, we completed a three-year, $200 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $175 million and $20 million Canadian facilities. Borrowings under the revolver were charged interest at a rate of 125 basis points over the applicable Eurodollar rate. The average borrowing rate on these facilities was 3.3%, 3.7%, and 2.3% in 2004, 2003, and 2002, respectively. This facility was replaced on December 20, 2004 by the $250 million facility noted above.

Outstanding letters of credit extended on our behalf aggregated $34.6 million on December 25, 2004, which includes approximately $18.3 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to five years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate of 0.575% in 2004 under the $250 million facility and previously, 1.25% under the $200 million facility.

                        UNIVERSAL FOREST PRODUCTS, INC.

Long-term debt and capital lease obligations are summarized as follows on December 25, 2004 and December 27, 2003 (amounts in thousands):

                                                                2004       2003
                                                              -------------------
Series 1998-A Senior Notes Tranche A, due on December 21,
  2005, interest payable semi-annually at 6.69%.............  $ 21,500   $ 21,500
Series 1998-A Senior Notes Tranche B, due on December 21,
  2008, interest payable semi-annually at 6.98%.............    59,500     59,500
Series 1998-A Senior Notes Tranche C, due on December 21,
  2008, interest payable semi-annually at 6.98%.............    19,000     19,000
Series 2002-A Senior Notes Tranche A, due on December 18,
  2009, interest payable semi-annually at 5.63%.............    15,000     15,000
Series 2002-A Senior Notes Tranche B, due on December 18,
  2012, interest payable semi-annually at 6.16%.............    40,000     40,000
1994 Senior Unsecured Notes, $5,714,000 due annually
  commencing May 1998 through May 2004, interest due
  semi-annually at 7.15%....................................                5,714
Revolving credit facility totaling $250 million due on
  December 18, 2009, interest due monthly at a floating rate
  (2.97% on December 25, 2004)..............................    29,108
Revolving credit facility totaling $200 million.............               27,058
Series 1998 Industrial Development Revenue Bonds, due on
  December 1, 2018, interest payable monthly at a floating
  rate (1.96% on December 25, 2004).........................     1,300      1,300
Series 1999 Industrial Development Revenue Bonds, due on
  July 1, 2029, interest payable monthly at a floating rate
  (1.87% on December 25, 2004)..............................     2,400      2,400
Series 1999 Industrial Development Revenue Bonds, due on
  August 1, 2029, interest payable monthly at a floating
  rate (1.79% on December 25, 2004).........................     3,300      3,300
Series 2000 Industrial Development Revenue Bonds, due on
  October 1, 2020, interest payable monthly at a floating
  rate (1.86% on December 25, 2004).........................     2,700      2,700
Series 2000 Industrial Development Revenue Bonds, due on
  November 1, 2020, interest payable monthly at a floating
  rate (1.87% on December 25, 2004).........................     2,400      2,400
Series 2001 Industrial Development Revenue Bonds, due on
  November 1, 2021, interest payable monthly at a floating
  rate (1.87% on December 25, 2004).........................     2,500      2,500
Series 2002 Industrial Development Revenue Bonds, due on
  December 1, 2022, interest payable monthly at a floating
  rate (1.85% on December 25, 2004).........................     3,700      3,700
Capital lease obligations, interest imputed at 6.0%.........     2,084      2,102
Other.......................................................     2,650      3,286
                                                              --------   --------
                                                               207,142    211,460
Less current portion........................................    22,033      6,411
                                                              --------   --------
Long-term portion...........................................  $185,109   $205,049
                                                              ========   ========

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 25, 2004.

On December 25, 2004, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2005........................................................  $ 22,033
2006........................................................       452
2007........................................................       358
2008........................................................    80,862
2009........................................................    45,129
Thereafter..................................................    58,308
                                                              --------
                                                              $207,142
                                                              ========

                        UNIVERSAL FOREST PRODUCTS, INC.

On December 25, 2004, the estimated fair value of our long-term debt, including the current portion, was $210.1 million, which was $3.0 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. The estimated fair value of short-term debt included in current liabilities approximated the carrying value. The weighted average rate on this short-term debt was 6.0% at December 27, 2003.

E. LEASES

Leased property included in the balance sheet on December 25, 2004 and December 27, 2003 is as follows (in thousands):

                                                               2004     2003
                                                              ---------------
Land and improvements.......................................  $  211   $  230
Buildings and improvements..................................   1,899    2,061
Machinery and equipment.....................................              431
                                                              ------   ------
                                                               2,110    2,722
Less accumulated amortization...............................    (135)    (278)
                                                              ------   ------
                                                              $1,975   $2,444
                                                              ======   ======

We lease certain real estate under operating and capital lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and an airplane under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable leases on December 25, 2004 are as follows (in thousands):

                                                              CAPITAL   OPERATING
                                                              LEASES     LEASES      TOTAL
                                                              -----------------------------
2005........................................................  $  146     $10,672    $10,818
2006........................................................     146       8,024      8,170
2007........................................................     146       5,525      5,671
2008........................................................   2,097       3,626      5,723
2009........................................................       0       1,541      1,541
Subsequent..................................................       0         318        318
                                                              ------     -------    -------
Total minimum lease payments................................  $2,535     $29,706    $32,241
                                                                        =========   =======
Less imputed interest.......................................    (451)
                                                              -------
Present value of minimum lease payments.....................  $2,084
                                                              =======

Rent expense was approximately $19.3 million, $15.4 million, and $12.7 million in 2004, 2003, and 2002, respectively.

F. DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. The deferred compensation liabilities and related cash surrender value of life insurance policies are included in "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in shares of our stock has been made on a "phantom stock" basis and shares issued to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $2.7 million and $2.1 million on December 25, 2004 and December 27, 2003, respectively, and are included in "Other Assets." Related liabilities totaled $5.4 million and $4.1 million on December 25, 2004 and December 27, 2003, respectively, and are included in "Other Liabilities" and "Shareholders' Equity."

                        UNIVERSAL FOREST PRODUCTS, INC.

Assets of the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral. Under this Plan we issued 22,528 shares, 37,678 shares, and 5,380 shares in 2004, 2003, and 2002, respectively, which included distributions to participants and shares held in the Rabbi trust.

G. SALE OF ACCOUNTS RECEIVABLE

On September 25, 2003, we entered into an accounts receivable sale arrangement with a bank. On November 12, 2004 we amended and extended this agreement. Under the terms of the agreement:

- We sell specific receivables to the bank at an agreed-upon price at terms ranging from one month to one year.

- We service the receivables sold and outstanding on behalf of the bank at a rate of 0.50% per annum.

- We receive an incentive servicing fee, which we account for as a retained interest in the receivables sold. Our retained interest is determined based on the fair market value of anticipated collections in excess of the Agreed Base Value of the receivables sold. Appropriate valuation allowances are included in the retained interest.

- The maximum amount of receivables which may be sold and outstanding at any point in time under this arrangement is $50 million.

On December 25, 2004, $19.5 million of receivables were sold and outstanding, and we recorded $1.3 million of retained interest in other current assets. On December 27, 2003, $9.7 million of receivables were sold and outstanding, and we recorded $0.5 million of retained interest in other current assets. A summary of the transactions we completed in 2004 and 2003 is presented below (in thousands).

                                                                  2004        2003
                                                                --------    --------
Accounts receivable sold....................................    $301,325    $101,930
Retained interest in receivables............................      (3,892)     (2,039)
Expense from sale...........................................        (631)       (168)
Servicing fee received......................................         126          37
Discounts and sales allowances..............................      (2,873)       (840)
                                                                --------    --------
Net cash received from sale.................................    $294,055    $ 98,920
                                                                ========    ========

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

In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted 1,736 shares, 2,397 shares, and 1,097 shares of stock under this Plan in 2004, 2003, and 2002, respectively, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $56,000, $51,000, and $23,000, respectively.

In April 1994, shareholders approved the Employee Stock Purchase Plan ("Stock Purchase Plan") and Director Retainer Stock Plan ("Stock Retainer Plan"). In April 2002, shareholders approved the 2002 Employee Stock Purchase Plan ("2002 Stock Purchase Plan") to succeed the Stock Purchase Plan. The plans allow eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2004, 2003, and 2002, 15,594 shares, 24,469 shares, and 13,125 shares, respectively, were issued under this Plan for amounts totaling approximately $411,000, $417,000, and $243,000, respectively. The weighted-average discounted fair value of these shares was $26.34, $17.04, and $18.54, respectively.

The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, is increased for dividends declared and may only be distributed in kind. We have accrued, in shareholders equity approximately $533,000 and $355,000 on December 25, 2004 and December 27, 2003, respectively, for amounts incurred under this Plan. In 2003, 6,156 shares were issued as part of a distribution from the Plan for an amount totaling approximately $98,000.

In January 1997, we instituted a Directors' Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2004, 2003, and 2002, we issued 2,300 shares, 1,600 shares, and

                        UNIVERSAL FOREST PRODUCTS, INC.

1,400 shares, respectively, and recognized the market value of the shares on the date of issuance as an expense totaling approximately $75,000, $35,000, and $31,000, respectively.

On April 28, 1999, the shareholders approved the Long Term Stock Incentive Plan (the "1999 Plan") to succeed the 1997 Long Term Stock Incentive Plan (the "1997 Plan"). The 1999 Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. In 2004, 2003, and 2002, we granted stock options for 100,000 shares, 140,000 shares, and 576,769 shares, respectively.

On April 17, 2002, under the 1999 Plan, a Conditional Share Grant Agreement was executed which will grant the Chief Executive Officer 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the Agreement. We have accrued in shareholders equity approximately $129,000 and $62,000 on December 25, 2004 and December 27, 2003, respectively, for this grant.

As of December 25, 2004, a total of 2,833,145 shares are reserved for issuance under the plans mentioned above and under Note I below.

On October 21, 1998, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 1,800,000 shares of our common stock. On October 18, 2000 and November 14, 2001, the Board of Directors authorized an additional 1,000,000 shares and 2,500,000 shares, respectively, to be repurchased under the program. In 2004, 2003, and 2002, we repurchased 4,050 shares, 123,234 shares, and 2,199,435 shares, respectively, under these programs. As of December 25, 2004, cumulative total authorized shares available for repurchase is approximately 1.5 million shares.

I. STOCK OPTIONS AND STOCK-BASED COMPENSATION

Stock options issued under the Long Term Stock Incentive Plan are granted to employees and officers at exercise prices which equaled or exceeded the market value of the stock on the date of grant. The options are exercisable from three to fifteen years from the date of grant and the recipients must be employed by us on the date of exercise.

Options were granted in 2004, 2003, and 2002 with exercise prices which were equal to the market prices on the date of grant.

Stock option activity since the end of 2001 is summarized as follows:

                                                                   SHARES OF          WEIGHTED          WEIGHTED
                                                                 COMMON STOCK         AVERAGE            AVERAGE
                                                                ATTRIBUTABLE TO    EXERCISE PRICE     FAIR VALUE OF
                                                                    OPTIONS           OPTIONS        OPTIONS GRANTED
                                                                ----------------------------------------------------
Outstanding on December 29, 2001............................       1,711,734           $14.15
Granted.....................................................         576,769           $22.48            $ 7.09
Exercised...................................................        (120,000)          $ 5.00
Forfeited...................................................         (62,629)          $17.02
                                                                   ---------
Outstanding on December 28, 2002............................       2,105,874           $16.86
Granted.....................................................         140,000           $17.10            $ 6.18
Exercised...................................................         (65,284)          $13.24
Forfeited...................................................        (185,074)          $18.73
                                                                   ---------
Outstanding on December 27, 2003............................       1,995,516           $16.83
Granted.....................................................         100,000           $30.64            $10.34
Exercised...................................................        (155,083)          $16.86
Forfeited...................................................         (63,174)          $21.01
                                                                   ---------
Outstanding on December 25, 2004............................       1,877,259           $17.42
                                                                   =========

                        UNIVERSAL FOREST PRODUCTS, INC.

Options to purchase 121,073 shares were exercisable on December 25, 2004 with a weighted average price of $16.26. Options to purchase 55,003 shares were exercisable at December 27, 2003 with a weighted average price of $13.01. Options to purchase 20,000 shares were exercisable at December 28, 2002 with a weighted average price of $20.03. The following table summarizes information concerning options on December 25, 2004:

                                                                               WEIGHTED-AVERAGE
                                                                  NUMBER          REMAINING
RANGE OF EXERCISE PRICES                                        OUTSTANDING    CONTRACTUAL LIFE
-----------------------------------------------------------------------------------------------
$5.75 -- $10.00.............................................       235,000           2.02
$10.01 -- $14.00............................................       373,804           1.95
$14.01 -- $18.00............................................       423,693           2.94
$18.01 -- $21.00............................................        84,753           1.47
$21.01 -- $23.00............................................       395,009           2.90
$23.01 -- $25.00............................................       190,000           4.76
$25.01 -- $36.01............................................       175,000           6.71
                                                                 ---------
                                                                 1,877,259
                                                                 =========

J. EMPLOYEES' STOCK NOTES RECEIVABLE

Notes were obtained by us from certain officers for the purchase of our common stock. On April 30, 2002, we sold 12,555 shares of common stock to three officers in exchange for additional notes receivable totaling approximately $300,000. Interest on all of the outstanding notes range from fixed rates of five to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%). Each loan is evidenced by a promissory note from the participating officer, and is secured by all of the shares purchased with the loan proceeds. As of August 1, 2002, we no longer issue notes to executive officers under this program.

On April 30, 2003, we sold 57,232 shares of common stock to employees in exchange for notes receivable totaling approximately $887,000. Interest on these notes is fixed at 4.8% per annum. Each loan is evidenced by a promissory note from the participating employee, and is secured by all of the shares purchased with the loan proceeds.

On March 31, 2004, we sold 195 shares of common stock to an employee in exchange for a note receivable totaling approximately $6,000. Interest on the note is fixed at 4.8% per annum. The loan is evidenced by a promissory note from the participating employee, and is secured by all of the shares purchased with the loan proceeds.

All loans are recourse loans. On December 25, 2004, payments on the notes are due as follows (in thousands):

2005........................................................    $   39
2006........................................................       109
2007........................................................       105
2008........................................................       130
2009........................................................       284
Thereafter..................................................       879
                                                                ------
                                                                $1,546
                                                                ======

K. LIFE INSURANCE

We maintained an officer's life insurance policy on the Chairman with a death benefit of $1.3 million. The cash surrender value on this policy on December 28, 2002 is included in "Other Assets." During 2003, this policy was purchased by the Chairman of the Board for approximately $190,000, which was equal to its cash value.

L. RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain non-wholly owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We made a profit sharing contribution of approximately $384,000 in 2002

                        UNIVERSAL FOREST PRODUCTS, INC.

and made an additional discretionary match of approximately $311,000 in 2003. In addition, we matched 50% of employee contributions in 2004, 2003, and 2002, on a discretionary basis, totaling $3.3 million, $2.9 million, and $2.1 million, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or $13,000.

In addition, a wholly-owned subsidiary acquired in 1998 had a 401(k) plan for the benefit of substantially all of its employees. This subsidiary matched 50% of employee contributions, on a discretionary basis, totaling $583,000 in 2002. On July 1, 2003, this plan merged with our plan.

M. INCOME TAXES

Income tax provisions for the years ended December 25, 2004, December 27, 2003, and December 28, 2002 are summarized as follows (in thousands):

                                                                 2004       2003       2002
                                                                -----------------------------
Currently Payable:
  Federal...................................................    $26,385    $19,331    $17,196
  State and local...........................................      3,728      2,296      2,590
  Foreign...................................................        486        952       (509)
                                                                -------    -------    -------
                                                                 30,599     22,579     19,277
Net Deferred:
  Federal...................................................       (712)     2,422      1,753
  State and local...........................................          8       (443)       462
  Foreign...................................................      1,567       (233)     1,491
                                                                -------    -------    -------
                                                                    863      1,746      3,706
                                                                -------    -------    -------
                                                                $31,462    $24,325    $22,983
                                                                =======    =======    =======

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

                                                                   2004        2003        2002
                                                                   -----------------------------
Statutory federal income tax rate...........................       35.0%       35.0%        35.0%
State and local taxes (net of federal benefits).............        2.9         1.8          3.2
Effect of minority owned interest in earnings of
  partnerships..............................................       (0.9)       (0.1)        (1.0)
Other, net..................................................        0.9         0.3         (0.2)
                                                                   -----       -----       -----
Effective income tax rate...................................       37.9%       37.0%        37.0%
                                                                   =====       =====       =====

We have no present intention of remitting undistributed earnings of certain foreign subsidiaries aggregating $9.9 million on December 25, 2004 and, accordingly, no deferred tax liability has been established relative to these earnings. We have not reevaluated our position with respect to the indefinite reinvestment of foreign earnings to take into account the possible election of the repatriation provisions contained in the American Job Creation Act of 2004 (the "Jobs Act"), enacted on October 22, 2004. The status of our evaluation of these provisions is described in the following paragraphs.

The Jobs Act provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by a company's chief executive officer and approved by the company's board of directors. Certain other criteria in the Jobs Act must be satisfied as well. The maximum amount of our foreign earnings that qualify for the temporary deduction is $9.9 million. The one-year period during which our qualifying distributions can be made is fiscal 2005.

We are in the process of evaluating whether we will repatriate foreign earnings under the repatriation provisions of the FSP 109-2, and if so, the amount that will be repatriated. The range of reasonably possible amounts that we are considering for repatriation, which would be eligible for the temporary deduction is zero to $2.0 million. We are awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the Jobs Act prior to determining the amounts we will repatriate. If such regulatory guidance or technical corrections are favorable, we may repatriate amounts in the high end of our range. We expect to determine the amounts and sources of foreign earnings to be repatriated, if any, during 2005. If we were to repatriate the $2.0 million amount of our undistributed earnings of foreign subsidiaries, we estimate that we would accrue additional income tax expense totaling approximately $200,000.

                        UNIVERSAL FOREST PRODUCTS, INC.

Temporary differences which give rise to deferred tax assets and (liabilities) on December 25, 2004 and December 27, 2003 are as follows (in thousands):

                                                                  2004        2003
                                                                --------------------
Employee benefits...........................................    $  4,907    $  4,322
Foreign subsidiary net operating loss.......................         216           9
Depreciation................................................     (15,575)    (14,919)
Inventory...................................................        (658)       (382)
Accrued expenses............................................         207         279
All other, net..............................................      (3,639)     (2,810)
                                                                --------    --------
                                                                $(14,542)   $(13,501)
Valuation allowance.........................................        (473)       (651)
                                                                --------    --------
                                                                $(15,015)   $(14,152)
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

N. COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Insurance reserves, calculated with no discount rate, have been established to cover remediation activities at our Union City, GA; Stockertown, PA; Elizabeth City, NC; Auburndale, FL; Schertz, TX; and Janesville, WI wood preservation facilities. In addition, a small reserve was established for our Thornton, CA property to remove asbestos and certain lead containing materials which existed on the property at the time of purchase.

Including amounts from our wholly owned captive insurance company, we have reserved approximately $1.9 million on December 25, 2004 and December 27, 2003, representing the estimated costs to complete future remediation efforts and has not been reduced by an insurance receivable.

The manufacturers of CCA preservative voluntarily discontinued the registration of CCA for certain residential applications as of December 31, 2003. As a result, all of our wood preservation facilities have been converted to alternate preservatives, either ACQ or borates.

In November 2003, the EPA published its report on the risks associated with the use of CCA in children's playsets. While the study observed that the range of potential exposure to CCA increased by the continuous use of playsets, the EPA concluded that the risks were not sufficient to require removal or replacement of any CCA treated structures. The EPA did refer a question on the use of sealants to a scientific advisory panel. The panel issued a report which provides guidance to the EPA on the use of various sealants but does not mandate their use. The EPA is reviewing the report and is expected to issue further clarifications.

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

We have been requested by a customer to defend it from purported class action lawsuits filed against it in Florida, Louisiana, Texas, Illinois, and New Jersey. The purported class action lawsuits seek unspecified damages from one of our customers, based on generalized claims under a purported theory of inherent defect, failure to properly warn, or violation of individual state Consumer Protection Act statutes. To date, none of these cases have been certified as a class action. The Florida claim was denied class action status, and all appeals have been denied. We had previously been dismissed as a defendant from the Louisiana litigation, and this case was denied class action status in March 2004. The Illinois case and the Texas case were recently dismissed without prejudice, although the plaintiff may choose to appeal or refile. The Texas case has been continued as an individual plaintiffs case, rather than a class action. As such, the case is not material. The Illinois case, based on an alleged violation of the consumer protection act, has been restated and filed. The remaining complaints do not allege personal injury or property damage. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend this position. While our customer has charged us for certain costs incurred in the defense of these claims and we have expensed them accordingly, we have not formally accepted liability of these costs.

                        UNIVERSAL FOREST PRODUCTS, INC.

We believe that based on current facts, laws, and existing scientific evidence, as well as the favorable disposition of the above referenced lawsuits, that the likelihood of a material adverse financial impact from the remaining claims is remote. Therefore, we have not accrued for any potential loss related to the contingencies above. However, potential liabilities of this nature are not conducive to precise estimates and are subject to change. To the extent we are required to defend these actions, we intend to do so vigorously and will monitor these facts on an ongoing basis.

In addition, on December 25, 2004, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 25, 2004, we had outstanding purchase commitments on capital projects of approximately $3.1 million included in other liabilities.

We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.

In certain cases we jointly bid on contracts with framing companies to supply building materials to site-built construction projects. In some of these instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. Historically, we have not had any claims for indemnity from our sureties. As of December 25, 2004, we had approximately $17.0 million in outstanding performance bonds which expire during the next two to twenty-one months. In addition, approximately $14.7 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If at the expiration of the initial lease term we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is approximately $1.2 million.

Under our sale of accounts receivable agreement, we guarantee that Universal Forest Products RMS, LLC, as accounts servicer, will remit collections on receivables sold to the bank. (See Note G.)

On December 25, 2004, we had outstanding letters of credit totaling $34.6 million, primarily related to certain insurance contracts and industrial development revenue bonds, as further described below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $16.3 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

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

Certain wholly owned domestic subsidiaries have guaranteed the indebtedness of Universal Forest Products, Inc. in certain debt agreements, including the Series 1998-A Senior Notes, Series 2002-A Senior Notes, and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements (see Note D).

O. SALE OF REAL ESTATE AND INTEREST IN SUBSIDIARY

In January 2004, we sold our 60% ownership in Nascor Incorporated, a Calgary, Alberta-based manufacturer of engineered wood components and licensor of I-joist manufacturing technology. The total sales price we collected was $4.7 million and we recorded a pre-tax accounting loss of approximately $193,000.

In March 2004, we sold a plant in Bend, OR and recognized a pre-tax gain of approximately $562,000 on the sale in the first quarter and an additional $207,000 in the second quarter as we collected the note receivable issued to us on the sale.

In June 2004, we sold a plant in Modesto, CA and recognized a pre-tax gain of approximately $368,000.

In December 2004, we sold real estate in Elkhart, IN and Thornton, CA and recognized a net pre-tax gain of $426,000.

In May 2002, we sold our corporate airplane and recognized a gain of approximately $1.1 million on the sale, and entered into an operating lease for a replacement airplane.

                        UNIVERSAL FOREST PRODUCTS, INC.

P. GAIN ON INSURANCE SETTLEMENT

In April 2004, our plant in Thorndale, Ontario was destroyed by a fire. In accordance with FIN 30, Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets, we have written off the net book value of the destroyed inventory and property totaling $3.6 million. The insured value of the property exceeded its net book value by approximately $1.4 million, which was recorded as a gain on insurance settlement. As of December 25, 2004, we have collected $2.0 million of insurance proceeds. The remaining insurance receivable totals approximately $3.0 million and is recorded in other current assets.

Q. SEGMENT REPORTING

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

In 2004, 2003, and 2002, 25%, 30%, and 30% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

                                                     2004                        2003                        2002
                                           ------------------------    ------------------------    ------------------------
                                                         LONG-LIVED                  LONG-LIVED                  LONG-LIVED
                                                          TANGIBLE                    TANGIBLE                    TANGIBLE
                                           NET SALES       ASSETS      NET SALES       ASSETS      NET SALES       ASSETS
                                           --------------------------------------------------------------------------------
United States..........................    $2,373,289     $194,480     $1,813,257     $182,904     $1,559,530     $181,761
Foreign................................        79,992       29,745         85,573       38,111         80,369       28,121
                                           ----------     --------     ----------     --------     ----------     --------
Total..................................    $2,453,281     $224,225     $1,898,830     $221,015     $1,639,899     $209,882
                                           ==========     ========     ==========     ========     ==========     ========

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

                                                              VALUE-ADDED   COMMODITY-BASED
                                                              -----------------------------
2004........................................................     50.7%           49.3%
2003........................................................     51.1%           48.9%
2002........................................................     50.8%           49.2%

Value-added product sales consist of fencing, decking, lattice, and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood components, and "wood alternative" products. Wood alternative products consist primarily of composite wood and plastic. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

                        UNIVERSAL FOREST PRODUCTS, INC.

The following table presents, for the periods indicated, our net sales (in thousands) by major product classification.

                                                                             YEARS ENDED
                                                              ------------------------------------------
                                                              DECEMBER 25,   DECEMBER 27,   DECEMBER 28,
                                                                  2004           2003           2002
                                                              ------------------------------------------
Value-Added Sales
Fencing.....................................................   $  139,473     $  127,899     $  113,786
Decking.....................................................       37,908         37,816         30,304
Lattice.....................................................       20,755         20,705         19,939
Outdoor preservative treated products.......................       14,469         11,820         10,785
Wood alternative products...................................       33,348         19,357
Engineered wood components and other building materials.....      656,338        523,508        497,384
Turn-key framing and installed sales........................      120,741         58,576         34,413
Packaging...................................................       57,581         42,138         31,775
Specialty lumber products...................................       84,919         73,650         62,201
Other.......................................................       78,155         55,782         32,796
                                                               ----------     ----------     ----------
Total Value-Added Sales.....................................    1,243,687        971,251        833,383
Commodity-Based Sales
Dimensional lumber..........................................      451,041        296,512        302,877
Preservative treated lumber.................................      489,682        450,891        386,332
Plywood and OSB.............................................      254,499        165,545        104,146
Other.......................................................       14,372         14,631         13,161
                                                               ----------     ----------     ----------
Total Commodity-Based Sales.................................    1,209,594        927,579        806,516
                                                               ----------     ----------     ----------
Total Net Sales.............................................   $2,453,281     $1,898,830     $1,639,899
                                                               ==========     ==========     ==========

R. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks, during the years ended December 25, 2004 and December 27, 2003 (in thousands, except per share data):

                                                   FIRST                SECOND                 THIRD                FOURTH
                                            -------------------   -------------------   -------------------   -------------------
                                              2004       2003       2004       2003       2004       2003       2004       2003
                                            -------------------------------------------------------------------------------------
Net sales.................................  $465,665   $355,619   $742,568   $552,463   $709,294   $536,278   $535,754   $454,470
Gross profit..............................    56,361     51,804     92,821     78,742     83,792     72,563     63,279     54,877
Net earnings..............................     5,567      4,500     19,756     17,162     14,626     12,204      8,654      6,252
Basic earnings per share..................      0.31       0.25       1.09       0.97       0.81       0.69       0.48       0.35
Diluted earnings per share................      0.30       0.25       1.06       0.94       0.78       0.66       0.46       0.34

S. SUBSEQUENT EVENTS

On January 3, 2005, we sold real estate located in Stockton, CA for $2.3 million and recorded a pre-tax gain totaling approximately $1.3 million.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

FISCAL 2004                                HIGH     LOW       FISCAL 2003                                HIGH     LOW
--------------------------------------------------------      --------------------------------------------------------
Fourth Quarter...........................  44.34   31.50      Fourth Quarter...........................  31.74   24.25
Third Quarter............................  34.19   28.54      Third Quarter............................  26.10   19.98
Second Quarter...........................  33.03   26.36      Second Quarter...........................  21.50   15.41
First Quarter............................  34.48   28.08      First Quarter............................  21.99   15.01

There were approximately 6,000 shareholders of record as of March 1, 2005.

In 2004, we paid dividends on our common stock of $.050 per share in June and December. In 2003, we paid dividends on our common stock of $.045 per share in June and $.050 per share in December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

                        DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS

Peter F. Secchia
Chairman of the Board
Universal Forest Products, Inc.
William G. Currie
Vice Chairman of the Board and
Chief Executive Officer
Universal Forest Products, Inc.
Dan M. Dutton
Chairman of the Board
Stimson Lumber Co.
John M. Engler
President and Chief Executive Officer
National Association of Manufacturers
John W. Garside
President and Treasurer
Woodruff Coal Company
Gary F. Goode, CPA
Chairman
Titan Distribution, LLC
Mark A. Murray
President
Grand Valley State University
Louis A. Smith
President
Smith and Johnson, Attorneys, P.C.

EXECUTIVE OFFICERS
William G. Currie
Vice Chairman of the Board and
Chief Executive Officer
Michael B. Glenn
President and Chief Operating Officer
Michael R. Cole
Chief Financial Officer and Treasurer
Matthew J. Missad
Executive Vice President and Secretary
Robert K. Hill
President
Universal Forest Products
Western Division, Inc.
C. Scott Greene
President
Universal Forest Products
Eastern Division, Inc.
Robert D. Coleman
Executive Vice President Manufacturing
Universal Forest Products, Inc.

                            SHAREHOLDER INFORMATION

ANNUAL MEETING
The annual meeting of Universal Forest Products(R), Inc., will be held at 8:30 a.m. on April 20, 2005, at the Company's corporate headquarters, 2801 East Beltline NE, Grand Rapids, Michigan.
SHAREHOLDER INFORMATION
Shares of the Company's stock are traded under the symbol UFPI on the NASDAQ Stock Market. The Company's 10-K report, filed with the Securities and Exchange Commission, will be provided free of charge to any shareholder upon written request. For more information contact:
Investor Relations Department
Universal Forest Products(R), Inc.
2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Web: www.ufpi.com
SECURITIES COUNSEL
Varnum, Riddering, Schmidt & Howlett
Grand Rapids, MI
INDEPENDENT ACCOUNTANTS
Ernst & Young LLP
Grand Rapids, MI
TRANSFER AGENT/
SHAREHOLDER'S INQUIRIES
American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10005
Telephone: (718) 921-8210
UNIVERSAL FOREST
PRODUCTS(R), INC.,
CORPORATE HEADQUARTERS
2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
UNIVERSAL FOREST
PRODUCTS(R), INC.,
AND ITS AFFILIATES
LOCATIONS:
Arlington, TX
Ashburn, GA
Auburn, NY
Auburndale, FL
Belchertown, MA
Berlin, NJ
Blanchester, OH
Bunn, NC
Burlington, NC
Chaffee, NY
Chandler, AZ
Chesapeake, VA
Clinton, NY
Conway, SC
Dallas, NC
Dallas, TX
Denver, CO
Durango, Durango, Mexico
Earlysville, VA
Eatonton, GA
Elizabeth City, NC
Emlenton, PA
Englewood, CO
Fishersville, VA
Folkston, GA
Fontana, CA
Georgetown, DE
Gordon, PA
Grandview, TX
Grand Rapids, MI(2)
Granger, IN
Haleyville, AL
Hamilton, OH
Harrisonville, MO
Hope, AR
Houston, TX
Hudson, NY
Indianapolis, IN
Janesville, WI
Jefferson, GA
Kyle, TX
LaColle, Quebec, Canada
Lafayette, CO
Lancaster, PA
Lansing, MI
Las Vegas, NV(2)
Liberty, NC
Lodi, OH
Minneota, MN
Moultrie, GA
New London, NC
New Waverly, TX
New Windsor, MD
Ocala, FL
Ooltewah, TN
Parker, PA
Pearisburg, VA
Plainville, MA
Prairie du Chien, WI
Ranson, WV
Riverside, CA
Saginaw, TX
Salisbury, NC
San Antonio, TX
San Diego, CA
Sanford, NC
Santee, SC
Schertz, TX
Sidney, NY
Silsbee, TX
Springfield, IL
Stockertown, PA
Tecate, Baja California, Mexico
Thorndale, Ontario, Canada
Thornton, CA
Union City, GA(2)
Warrens, WI
Westville, IN
White Bear Lake, MN
White Pigeon, MI
Windsor, CO
Woodburn, OR

 44