Form 10-K, Exhibit 13
period 2005-12-31
UNIVERSAL FOREST PRODUCTS INC
filed 2006-03-08
CIK 912767

Universal Forest Products, Inc.
Financial Information

Selected Financial Data
(In thousands, except per share and statistics data)

	2005	2004	2003	2002	2001

Consolidated Statement of Earnings Data
Net sales	$2,691,522	$2,453,281	$1,898,830	$1,639,899	$1,530,353
Gross profit	359,256	296,253	257,986	230,410	211,479
Earnings before income taxes, minority interest and equity in earnings of investee	110,772	83,059	65,792	62,115	54,300
Net earnings(2)	67,373	48,603	40,119	36,637	33,142
Diluted earnings per share(2)	$3.53	$2.59	$2.18	$1.97	$1.63
Dividends per share	$0.105	$0.100	$0.095	$0.090	$0.085
Weighted average shares outstanding with common stock equivalents	19,106	18,771	18,379	18,619	20,377
Consolidated Balance Sheet Data
Working capital(3)	$298,027	$222,618	$190,400	$185,256	$124,071
Total assets	876,920	762,360	686,931	638,874	551,209
Total debt and capital lease obligations(1)	209,497	207,142	213,186	243,572	212,187
Shareholders’ equity	431,852	356,769	305,104	264,804	232,416
Statistics
Gross profit as a percentage of net sales	13.3%	12.1%	13.6%	14.1%	13.8%
Net earnings as a percentage of net sales(2)	2.5%	2.0%	2.1%	2.2%	2.2%
Return on beginning equity(4)	18.9%	15.9%	15.2%	13.6%	14.0%
Current ratio	2.46	2.21	2.33	2.64	2.12
Debt to equity ratio(1)	0.49	0.58	0.70	0.92	0.91
Book value per common share(5)	$23.47	$19.82	$17.13	$14.93	$13.07

(1)	Includes $36 million classified as temporary shareholders’ equity in 2001 associated with a share redemption we completed in January 2002.

(2)	In 2002, we adopted SFAS 142 and as a result we no longer recognize amortization expense associated with goodwill.

(3)	Current assets less current liabilities.

(4)	Net earnings divided by beginning shareholders’ equity (including temporary shareholders’ equity).

(5)	Shareholders’ equity divided by common stock outstanding.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations
We advise you to read the issues discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 31, 2005. We also encourage you to read our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission. That report includes “Risk Factors” that you should consider in connection with any decision to buy or sell our securities. We are pleased to present this overview of 2005.
Overview
We are pleased to report strong results for 2005, which was highlighted by:

•	Our sales growth in the site-built construction, industrial, and manufactured housing markets as we increased our market share in each.

•	Our unit sales to the do-it-yourself/retail (“DIY/retail”) market declined due to our sales strategy with our largest customer and efforts to diversify our customer base.

•	Hurricanes Katrina and Rita provided us with sales opportunities to the manufactured housing and DIY/retail markets in the fourth quarter.

•	Improved cash flows from operating activities due to a combination of strong earnings growth and effective working capital management.

•	A decrease in our leverage ratio (interest-bearing debt divided by the sum of interest-bearing debt and shareholders’ equity) to 32.6% at the end of December from 36.7% last year as a result of strong earnings and cash flow.

•	The 38.6% increase in net earnings we achieved surpassed our 8% increase in unit sales. Our enhanced profitability was primarily due to:

•	Improved results from certain under-performing operations, including the down-sizing of one of our western framing operations.

•	Improved profitability on sales of engineered wood components.

•	Increased sales of higher margin products, such as engineered wood components used in site-built and modular housing and industrial packaging. Our sales of higher margin value-added products increased to 52.7% of total sales in 2005 compared to 50.7% last year.

•	Walking away from certain business with our largest customer that did not meet profitability expectations.

•	Cost efficiencies we achieved through our company-wide innovation program and organic sales growth.
We also made the following accomplishments as our people remain focused on executing our strategy:

•	We acquired the assets and assumed certain liabilities of Maine Ornamental Woodworkers, Inc. in June 2005, which imports and distributes ornamental post caps used on fences and decks.

•	In June 2005, we acquired an additional 25% membership interest in Shawnlee Construction, LLC (“Shawnlee”), a company in which we already owned a 50% membership interest, and agreed to purchase the remaining 25% over the next five years. In addition, Shawnlee agreed to purchase the assets and assume certain liabilities of Shepardville Construction, Inc. and AW Construction, LLC for $2 million.

•	We acquired the assets and assumed certain liabilities of DecKorators, Inc. in November 2005, which imports and distributes decorative balusters used on decks and porches.
In summary, we remain optimistic about the future of our business, markets, and strategies, and our employees remain focused on adding value for our customers, executing our strategies, and meeting our goals.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
Historical Lumber Prices
The following table presents the Random Lengths framing lumber composite price for the years ended December 31, 2005, December 25, 2004, and December 27, 2003.

	Random Lengths Composite
	Average $/MBF

	2005	2004	2003

January	$381	$341	$278
February	420	376	295
March	422	382	277
April	407	431	283
May	386	456	278
June	405	423	303
July	381	426	302
August	360	473	336
September	395	441	375
October	373	378	325
November	359	355	338
December	365	376	327
Annual average	$388	$405	$310
Annual percentage change	(4.2%)	30.6%	4.0%
In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF

	2005	2004	2003

January	$446	$410	$387
February	489	436	394
March	501	487	392
April	511	532	410
May	500	535	385
June	538	498	384
July	536	479	374
August	503	503	398
September	501	473	437
October	463	429	390
November	436	394	410
December	462	408	401
Annual average	$491	$465	$397
Annual percentage change	5.6%	17.1%	(0.5%)
Impact of the Lumber Market on Our Operating Profits
We experience significant fluctuations in the cost of commodity lumber products from primary producers (“Lumber Market”). We generally price our products to pass lumber costs through to our customers so our profitability is based on the value-added

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs generally comprise up to 80% of our cost of goods sold.
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
Below is a general description of the primary ways in which our products are priced.

•	Products with fixed selling prices. These products include value-added products such as decking and fencing sold to DIY/retail customers, as well as trusses, wall panels, and other components sold to the site-built construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time period and quantity limitations generally allow us to re-price our products for changes in lumber costs from our suppliers.

•	Products with selling prices indexed to the reported Lumber Market with a fixed dollar “adder” to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry. For these products, we estimate the customers’ needs and carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices.
Changes in the trend of lumber prices have their greatest impact on the following products:

•	Products with significant inventory levels and low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises almost 18% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs.

•	Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices by locking in costs.
In addition to the impact of Lumber Market trends on gross margins, changes in the level of the market cause fluctuations in gross margins when comparing operating results from period to period. This is explained in the following example, which assumes the price of lumber has increased from period one to period two, with no changes in the trend within each period.

	Period 1	Period 2

Lumber cost	$300	$400
Conversion cost	50	50

= Product cost	350	450
Adder	50	50

= Sell price	$400	$500
Gross margin	12.5%	10.0%
As is apparent from the preceding example, the level of lumber prices does not impact our overall profits but does impact our margins. Gross margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
Business Combinations and Asset Purchases
All of the transactions mentioned below are considered business combinations, except for the purchase of the treating plants from Quality Wood Treating Co., Inc. (“Quality”) on August 26, 2003. See Note B to the Consolidated Financial Statements for further details. Each business combination has been accounted for using the purchase method.

Company Name	Acquisition Date	Business Description

DecKorators, Inc. (“DecKorators”)	November 14, 2005	Provides decorative balusters and accessories for residential decks and porches to independent dealers and certain “big box” home improvement retailers. The company has locations in Crestwood and St. Louis, MO.
Shawnlee Construction, LLC (“Shawnlee”)	June 27, 2005 and April 2, 2004	Provides framing services for multi-family construction in the Northeast. Located in Plainville, MA. Purchased 50% interest on April 2, 2004, and an additional 25% interest on June 27, 2005.
Shepardville Construction, Inc. and AW Construction, LLC (“Shepardville and AW”)	June 27, 2005	Installs interior products such as base boards, crown moldings, window sills and casings, doors, and cabinets for commercial and multi-family construction projects. Located in Warwick, RI and Wolcott, CT.
Maine Ornamental Woodworkers, Inc. (“Maine Ornamental”)	June 2, 2005	Provides decorative post caps for fencing and decking applications to two-step distributors and certain “big box” home improvement retailers. The company has locations in Winthrop and Eliot, ME and Bainbridge Island, WA.
Slaughter Industries (“Slaughter”)	March 15, 2004	Distributes lumber products and manufactures engineered wood components for site-built construction. Located in Dallas, TX.
Midwest Building Systems, Inc. (“Midwest”)	January 30, 2004	One facility in Indianapolis, IN which manufactures engineered wood components for site-built construction.
D&L Framing, LLC (“D&L”)	August 28, 2003	Framing operation for multi-family construction located in Las Vegas, NV.
Norpac Construction, L. L. C. (“Norpac”)	June 4, 2003	Concrete framer for multi-family construction located in Las Vegas, NV.
Quality Wood Treating Co., Inc. (“Quality”)	November 4, 2002 August 26, 2003	One facility in Prairie du Chien, WI which produced EverX®composite decking, currently branded as Lattitudes®. We also entered into an exclusive treating services agreement with Quality. On August 26, 2003, we canceled the treating services agreement and purchased two treating facilities in Lansing, MI and Janesville, WI and one of our subsidiaries agreed to lease the real estate of a third treating facility in White Bear Lake, MN.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
Results of Operations
The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended

	December 31,	December 25,	December 27,
	2005	2004	2003

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	86.7	87.9	86.4

Gross profit	13.3	12.1	13.6
Selling, general and administrative expenses	8.8	8.2	9.4
Gain on insurance settlement		(0.0)

Earnings from operations	4.5	3.9	4.2
Interest, net	(0.5)	(0.6)	(0.7)
Net gain on sale of real estate and interest in subsidiary	0.1	0.1	0.0

Earnings before income taxes and minority interest	4.1	3.4	3.5
Income taxes	1.5	1.3	1.3

Earnings before minority interest	2.6	2.1	2.2
Minority interest	(0.1)	(0.1)	(0.1)

Net earnings	2.5%	2.0%	2.1%

NET SALES
We engineer, manufacture, treat, distribute and install lumber, composite wood, plastic, and other building products for the DIY/retail, site-built construction, manufactured housing, and industrial markets. Our strategic sales objectives include:

•	Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users and engineered wood components and framing services to the site-built construction market. Engineered wood components include roof trusses, wall panels, and floor systems.

•	Increasing sales of “value-added” products and framing services. Value-added product sales consist of fencing, decking, lattice, and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood components used in site-built construction, and “wood alternative” products. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

•	Maximizing unit sales growth while achieving return on investment goals.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
The following table presents, for the periods indicated, our net sales (in thousands) and change in net sales by market classification.

	Years Ended

	December 31,	%	December 25,	%	December 27,
Market Classification	2005	Change	2004	Change	2003

DIY/retail	$1,001,620	1.3	$988,463	9.8	$900,150
Site-Built Construction	744,113	17.9	631,136	56.5	403,201
Manufactured Housing	431,382	13.6	379,572	34.5	282,139
Industrial	514,407	13.3	454,110	44.9	313,340

Total	$2,691,522	9.7	$2,453,281	29.2	$1,898,830

Note:	During 2005, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.
The following table presents estimates, for the periods indicated, of our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

% Change

	in Sales	in Selling Prices	in Units

2005 versus 2004	+10%	+2%	+8%
2004 versus 2003	+29%	+18%	+11%
2003 versus 2002	+16%	+3%	+13%
We estimate that our 2005 unit sales increased by 8% compared to 2004, while overall selling prices increased by 2%. We estimate that our unit sales increased by 1% as a result of business combinations and new plants, while our unit sales out of existing facilities increased by 7% in 2005. Overall selling prices increased as a result of the Lumber Market for Southern Yellow Pine.
We estimate that our 2004 unit sales increased by 11%, while overall selling prices increased by 18%. Overall selling prices primarily increased as a result of the Lumber Market and higher preservative prices (ACQ) because our pricing practices are designed to pass these costs along to our customers. We estimate that our unit sales increased by 6% as a result of business combinations and new plants, while our unit sales out of existing facilities increased by 7% in 2004. Plant closures and the sale of our interest in Nascor Incorporated caused our unit sales to decrease by 2% in 2004.
Changes in our sales by market are discussed below.
DIY/ RETAIL:
Net sales to the DIY/retail market increased 1% in 2005 compared to 2004, due to the higher Lumber Market for SYP. Our unit sales declined 3% comparing the two periods, due, in part, to our strategy to walk away from certain business that did not meet profitability expectations and to better balance our business by growing our other markets faster than the DIY/retail market. This unit sales decline was offset slightly by our acquisition of Maine Ornamental.
Net sales to the DIY/retail market increased 10% in 2004 compared to 2003, primarily due to the higher Lumber Market and preservative prices. Our unit sales declined 7% comparing the two periods, which we believe was due to a decline in demand as a result of higher product costs for consumers. An increase in consumer costs can be traced primarily to higher lumber and preservative prices, combined with higher gross margin requirements of some of our customers.
SITE-BUILT CONSTRUCTION:
Net sales to the site-built construction market increased 18% in 2005 compared to 2004, primarily due to an estimated 17% increase in unit sales. Unit sales increased as a result of acquisitions and new plants combined with 13% organic growth out of several existing plants, particularly those in our Carolina, Southern California and Texas regions. Organic growth was primarily due to strong housing and multi-family construction activities and greater market penetration by offering turn-key framing and lumber packages, in addition to engineered wood components in some regions.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
Net sales to the site-built construction market increased 57% in 2004 compared to 2003, despite the sale of our interest in Nascor Incorporated. This increase primarily resulted from acquisitions (see “Business Combinations and Asset Purchases”) and new plants opened since 2003 and unit sales growth out of existing plants totaling approximately 26%. Factors contributing to increased unit sales out of existing plants include strong housing and multi-family construction activities, particularly in southern California and Las Vegas, and greater market penetration by offering turn-key framing and lumber packages, in addition to engineered wood components, in some regions. In addition, we estimate the Lumber Market caused our selling prices to increase 13% in 2004.
MANUFACTURED HOUSING:
Net sales to the manufactured housing market increased 14% in 2005 compared to 2004, due to organic sales growth. An increase in units shipped primarily resulted from achieving increased market share with modular home producers and an increase in manufactured housing production in the fourth quarter due to hurricanes Katrina and Rita. Industry production for HUD code homes increased 12% in 2005 and 43% in the fourth quarter of 2005.
Net sales to the manufactured housing market increased 35% in 2004 compared to 2003. This increase resulted primarily from an estimated 24% increase in selling prices combined with an 11% increase in units shipped. Our increase in selling prices was primarily due to the higher Lumber Market and a change in sales mix toward more complex trusses that require greater engineering and manufacturing costs. Although industry production for HUD code homes remained flat for 2004, we continued to increase our shipments to modular home producers.
INDUSTRIAL:
Net sales to industrial customers increased 13% in 2005 compared to 2004, due to an estimated 14% increase in units shipped. Units shipped increased as a result of organic growth out of several existing plants, particularly those in our Southeast, West Central, and Southwest regions. We’ve added almost 1,000 new accounts since December 2004 and we have been successful at significantly increasing our sales with existing accounts. We believe our unit sales and market share continue to grow significantly due to our dedicated local sales teams and national sales support efforts, combined with our competitive advantages in manufacturing, purchasing, and material utilization.
Net sales to industrial customers increased 45% in 2004 compared to 2003. This increase resulted from a combination of unit sales increases out of several existing facilities totaling approximately 25%, combined with higher selling prices due to the Lumber Market.
VALUE-ADDED AND COMMODITY-BASED SALES:
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based

2005	52.7%	47.3%
2004	50.7%	49.3%
2003	51.1%	48.9%
Value-added sales increased 14% in 2005 compared to 2004, primarily due to increased sales of engineered wood components and industrial packaging products. Commodity-based sales increased 5% primarily due to increased sales of lumber packages to site-built construction customers.
Value-added sales increased 28% in 2004 compared to 2003, primarily due to increased sales of engineered wood components, turn-key framing, industrial packaging products and other specialty products supplied to the DIY/retail market. Commodity-based sales increased 30% primarily due to the higher Lumber Market, higher preservative prices and an increase in unit sales. Therefore, our decline in value-added sales as a percentage of total sales was primarily due to the significant impact of the Lumber Market on selling prices of commodity-based products.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
COST OF GOODS SOLD AND GROSS PROFIT
Gross profit as a percentage of net sales increased in 2005 compared to 2004 and our gross profit dollars increased by almost 21% in 2005, while our units shipped increased by 8%. Our improved profitability was primarily due to a combination of:

•	Improved results from certain under-performing operations, including the down-sizing of one of our western framing operations.

•	Improved profitability on sales of engineered wood components.

•	Increased sales of higher margin products, such as engineered wood components used in site-built and modular housing and industrial packaging. Our sales of higher margin value-added products increased to 52.7% of total sales in 2005 from 50.7% last year.

•	Walking away from certain business with our largest customer that did not meet profitability expectations.

•	Cost efficiencies we achieved through our company-wide innovation program and organic sales growth.
Gross profit as a percentage of net sales decreased in 2004 compared to 2003. Generally, a higher Lumber Market results in a decrease in our gross margin because we attempt to price our products to earn a fixed profit per unit. (See “Impact of the Lumber Market on our Operating Results.”) Therefore, a more meaningful analysis of profitability is a comparison of our change in gross profit dollars compared to our change in units shipped. Our gross profit dollars increased by almost 15% in 2004, while units shipped increased by 11%. Our improved profitability was primarily due to the effect of rising lumber prices in the second and third quarters on products we inventory and whose selling prices are tied to the Lumber Market and improved profitability on sales to the industrial market. In addition, many of our treating facilities began converting to a new preservative in the third quarter of 2003 and experienced inefficiencies in that year. These positive effects more than offset the operating inefficiencies we experienced from the fire at our plant in Thorndale, Ontario and poor results from one of our multi-family framing subsidiaries in the western United States.
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general, and administrative expenses (“SG&A”) as a percentage of net sales increased to 8.8% in 2005 compared to 8.2% in 2004. SG&A expenses increased 17.0% in 2005, which compares unfavorably with our 8% increase in unit sales. This increase was primarily due to increased headcount to support our site-built and industrial businesses, greater health care costs, certain taxes, amortization of intangible assets associated with recent acquisitions, and incentive compensation tied to operating profits and return on investment.
Selling, general, and administrative expenses as a percentage of net sales decreased to 8.2% in 2004 compared to 9.4% in 2003, primarily due to the impact of the Lumber Market on our selling prices. SG&A expenses increased 13.2% in 2004, which compares unfavorably with our 11% increase in unit sales. This increase was primarily due to an increase in bad debt expense, greater incentive compensation resulting from growth in operating profits and a higher return on investment, greater health care costs, and new compliance costs associated with certain regulatory changes. The dollar increase in SG&A was also impacted by business combinations and an increase in personnel to support growth in our business.
GAIN ON INSURANCE SETTLEMENT
In April 2004, our plant in Thorndale, Ontario was destroyed by a fire. In accordance with Financial Interpretation No. (“FIN”) 30, Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets, we have written off the net book value of the destroyed inventory and property totaling $3.6 million. The insured value of the property exceeded its net book value by approximately $1.4 million, which was recorded as a gain on insurance settlement. As of December 25, 2004, we collected $2.0 million of insurance proceeds and the remaining insurance receivable totaled approximately $3.0 million and was recorded in other current assets. This receivable was collected in 2005.
INTEREST, NET
Net interest costs were slightly lower in 2005 compared to 2004 due to increased investment income on investments held by our wholly-owned insurance captive. Interest expense increased slightly as a decline in our average debt level was offset by higher borrowing rates on our variable rate debt.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
Net interest costs were slightly higher in 2004 compared to 2003. The increase was due to a slight increase in our average debt balance and an increase in interest rates on our variable rate debt in 2004.
NET GAIN ON SALE OF REAL ESTATE AND INTEREST IN SUBSIDIARY
On January 3, 2005, we sold real estate located in Stockton, CA for $2.3 million and recorded a pre-tax gain totaling approximately $1.2 million.
We entered into the following transactions in 2004:

•	In January 2004, we sold our 60% ownership in Nascor Incorporated, a Calgary, Alberta-based manufacturer of engineered wood components and licensor of I-joist manufacturing technology. The total sales price we collected was $4.7 million and we recorded a pre-tax accounting loss of approximately $193,000.

•	In March 2004, we sold a plant in Bend, OR and recognized a pre-tax gain of approximately $562,000 on the sale in the first quarter and an additional $207,000 in the second quarter as we collected the note receivable issued to us on the sale.

•	In June 2004, we sold a plant in Modesto, CA and recognized a pre-tax gain of approximately $368,000.

•	In December 2004, we sold real estate in Elkhart, IN and Thornton, CA and recognized a net pre-tax gain of $426,000.
INCOME TAXES
Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences. Our effective tax rate decreased to 37.1% in 2005 compared 37.9% in 2004 as a result of the new manufacturing deduction allowed in 2005 under the Jobs Creation Act and income taxes accrued on the sale of Nascor Incorporated in 2004.
Our effective tax rate increased to 37.9% in 2004 compared 37.0% in 2003 primarily due to income taxes totaling approximately $0.3 million associated with the sale of our interest in Nascor and an increase in state income taxes as a result of certain tax credits received in 2003.
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 31, 2005 (in thousands).

	Payments Due by Period

	Less than	1-3	3-5	After 5
Contractual Obligation	1 Year	Years	Years	Years	Total

Long-term debt	$458	$81,199	$69,017	$58,823	$209,497
Estimated interest on long-term debt	11,912	23,825	9,580	12,859	58,176
Operating leases	13,198	17,754	7,785	702	39,439
Capital project purchase obligations	2,856				2,856

Total	$28,424	$122,778	$86,382	$72,384	$309,968

As of December 31, 2005, we also had $38.1 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
Liquidity and Capital Resources
The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	2005	2004	2003

Cash from operating activities	$74,132	$50,234	$70,375
Cash from investing activities	(55,409)	(37,256)	(33,999)
Cash from financing activities	2,218	(5,134)	(36,480)

Net change in cash and cash equivalents	20,941	7,844	(104)
Cash and cash equivalents, beginning of year	25,274	17,430	17,534

Cash and cash equivalents, end of year	$46,215	$25,274	$17,430

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
Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding, including the effect of our sale of receivables program, plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle was 44 days in 2005 and 2004 as an increase in ours days supply of inventory was offset by a faster receivables cycle.
Cash flows from operating activities increased by approximately $24 million in 2005 compared to 2004 in spite of strong fourth quarter sales growth (which generally increases working capital requirements) and not having a sale of receivables program in place at the end of 2005. At the end of 2004, we had approximately $18 million of receivables sold and outstanding. Our operating cash flow increase was primarily accomplished through improved profitability and better working capital management in the fourth quarter of 2005 compared to 2004. Specifically, we reduced our receivables cycle by almost 4 days and reduced our days supply of inventory by nearly 3 days.
Cash used for investing activities increased by approximately $18 million in 2005 compared to 2004 primarily due to an increase in amounts spent on acquisitions in 2005 and proceeds received from the sale of our 60% interest in Nascor Incorporated in 2004. In 2005 we entered into the following significant transactions:

•	Acquired the assets and assumed certain liabilities of Maine Ornamental in June 2005 for $8.4 million;

•	Acquired an additional 25% interest in Shawnlee in June 2005 for $3.5 million; additionally, Shawnlee acquired the assets and assumed certain liabilities of Shepardville and AW in June 2005 for $2.0 million;

•	Acquired the assets and assumed certain liabilities of DecKorators in November 2005 for $7.7 million ($0.7 million of this amount was paid in January 2006);

•	Sold our plant in Stockton, CA for $2.3 million and completed a new facility in Thornton, CA to which this operation was moved; and

•	Collected the remaining portion of our insurance receivable totaling $3.0 million associated with the fire in 2004 at our Thorndale, ON plant.
Capital expenditures were $40 million in 2005 compared to almost $41 million in 2004. Significant investments made in 2005 include amounts spent for the rebuilding of our plant in Thorndale, ON; expansionary projects in Thornton, CA; Berlin, NJ; Prairie du Chien, WI; and Woodburn, OR and the renovation of our corporate headquarters in Grand Rapids, MI in 2005.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
On December 31, 2005, we had $53.4 million outstanding on our $250 million revolving credit facility. The revolving credit facility supports letters of credit totaling approximately $35.7 million on December 31, 2005. Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 31, 2005.
Environmental Considerations and Regulations
See Note M to the Consolidated Financial Statements.
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
SELF-INSURANCE RESERVES
We are primarily self-insured for general liability, automobile, workers’ compensation, and certain employee health benefits. We are fully self-insured for environmental liabilities. The general liability, automobile, workers’ compensation, and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities are included in the consolidated financial statements as of December 31, 2005. Our accounting policies with respect to the reserves are as follows:

•	General liability, automobile, property and workers’ compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.

•	Health benefits are self-insured by us up to our pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics, and trends.

•	The environmental reserve is based on known remediation activities at certain wood preservation facilities and the potential for undetected environmental matters at other sites. The reserve for known activities is based on expected future costs and is computed by in-house experts responsible for managing our monitoring and remediation activities. (See “Environmental Considerations and Regulations.”)
REVENUE RECOGNITION ON CONSTRUCTION CONTRACTS
Earnings on construction contracts are reflected in operations using either percentage-of-completion accounting, which includes the cost to cost and units of delivery methods, or completed contract accounting, depending on the nature of the business at individual operations. Under percentage-of-completion using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs. Under percentage-of-completion using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units. Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent. Under the completed contract method, revenues and related earnings are recorded when the contracted work is complete and losses are charged to operations in their entirety when such losses become apparent.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
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
RECENTLY ISSUED ACCOUNTING STANDARDS
See Note A to the Consolidated Financial Statements.
Forward Outlook
The following section contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements are based on the beliefs and assumptions of management, together with information available to us when the statements were made. Future results could differ materially from those included in such forward-looking statements as a result of, among other things, the factors set forth in the “Risk Factors” section of our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission and certain economic and business factors which may be beyond our control. Investors are cautioned that all forward-looking statements involve risks and uncertainties.
“BUILDING IT FORWARD 2007”
In 2002, we announced our goals for growth and diversification entitled “Building it Forward 2007.” The goals call for us to:

•	Grow our sales by $1 billion while continuing to diversify our markets, primarily by growing our market share of products we manufacture for the industrial and site-built construction markets.

•	Improve our cash cycle by 10%.

•	Improve our return on invested capital from approximately 10% to over 13%.
Based on our 2005 results, we have achieved our sales growth and return on invested capital goals and have made progress toward our cash cycle goal.
We anticipate continued growth in our business in 2006. Key assumptions with respect to our 2006 outlook include:

•	Modest increases in interest rates are mitigated by favorable demographic trends and economic conditions resulting in a continued strong site-built construction market, although not as strong as 2005.

•	The continued need for manufactured and modular housing as the South recovers from 2005’s hurricanes and the growing trend among manufactured housing producers to switch to modular housing.

•	A stable DIY/retail market with opportunities for growth with existing customers and increased opportunities for new products, customers and market share through our new Consumer Products Division, which was announced in October 2005.

•	Continued opportunities for market share gains in both site-built construction and industrial business.

•	The completion of strategic business acquisitions.

•	A stable Lumber Market.
With these factors in mind, we have targeted unit sales growth and net earnings growth of 10% to 15% each in 2006. Our net earnings growth target includes the impact of adopting FASB Statement No. 123(R), which we are required to do beginning in the first quarter of 2006. We currently estimate that this statement will result in an annual pre-tax expense totaling approximately $875,000.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
DIY/ RETAIL MARKET
The Home Improvement Research Institute forecasts an increase in home improvement product sales of 4.6% to $305 billion in 2006. A slower pace of growth is forecasted due to softening of the housing market and consumer spending.
In 2006, we currently believe our unit sales will increase primarily due to additional business awarded from certain “big box” home improvement retailers and our acquisitions of Maine Ornamental and DecKorators. On a long-term basis, it is our goal to achieve sales growth by:

•	Maintaining our market share on sales of value-added wood products and preservative-treated products as a result of our national presence, service capabilities that meet stringent customer requirements, diversified product offering, and purchasing leverage.

•	Increasing our sales of wood alternative products such as composite wood decking, which continues to take market share from preservative-treated products. Although we expect this trend to continue to some extent, we believe wood products will continue to maintain a dominant market share for the foreseeable future as a result of its cost advantages over wood alternative products.

•	Developing new value-added products and services for this market through our newly formed Consumers Products Division.

•	Adding capacity through strategic business acquisitions.
SITE-BUILT CONSTRUCTION MARKET
The National Association of Home Builders forecasts a 6.3% decline in housing starts resulting from an anticipated increase in long-term interest rates. The effect of rising interest rates may be mitigated somewhat by favorable demographic trends leading to a larger number of households and construction activity resulting from hurricanes Katrina and Rita.
In 2006 and on a long-term basis, we anticipate growth in our sales to the site-built construction market primarily as a result of market share gains achieved through:

•	Acquisitions of component manufacturers and framing services providers. We believe the trend whereby customers prefer to purchase a combination of components and framing services will continue. Therefore, our acquisition strategy includes targeted markets for framing operations.

•	Greater customer acceptance of engineered wood components because of the benefits these products provide builders over traditional carpentry methods employed on the job site.

•	Industry consolidation toward large production-oriented builders, which tend to prefer the use of engineered products and who desire suppliers with a national presence.
We expect that business acquisitions will play a major role in our future growth in this market.
MANUFACTURED HOUSING MARKET
The Manufactured Housing Institute forecasts a 3% increase in shipments of HUD code homes in 2006 as a result of continued demand from both rebuilding along the gulf coast and pent up demand for manufactured housing due to the shift of shipments to the gulf coast at the end of 2005. It is our goal to maintain our current market share of trusses produced for this market, which is currently estimated at 65%.
Sales of modular homes are expected to increase in 2006 as a result of more developers adopting the controlled building environment of modular construction as a method of cost control. This trend is expected to be particularly prevalent along the gulf coast as the challenge of rebuilding over 300,000 homes destroyed by the hurricanes will shift builders toward the speed of modular construction. In addition, these consumers are expected to experience more favorable lending rates compared to HUD code homes. It is our goal to maintain our current market share of over 80% of trusses produced for the modular market as a result of our strong relationships with modular builders, design services and proprietary products.
INDUSTRIAL MARKET
One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant growth opportunities as a result of our competitive cost advantages in manufacturing, purchasing, and material utilization. To take advantage of these opportunities, we plan to continue to obtain market share through an internal

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)
growth strategy utilizing our current manufacturing capabilities and dedicated industrial sales force. On a long-term basis, we also plan to evaluate strategic acquisition opportunities.
GROSS PROFIT
We believe the following factors may impact our gross profits in the future:

•	We have a long-term goal of continuing to increase our ratio of value-added sales to total sales, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective, including our goal of increasing our market share of products we manufacture for the industrial and site-built construction markets. However, achievement of this goal is dependent, in part, upon certain factors that are beyond our control.

•	Our ability to increase sales and maintain gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provide an added value to our customers. If our customers are unwilling to pay for the additional services, our sales and gross margins may be reduced.

•	Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber impact our gross margins. (See “Impact of the Lumber Market on our Operating Results.”)

•	The relative strength of our end markets may impact our sales prices, capacity utilization, and profitability.

•	Our ability to continue to achieve cost reductions through our company-wide innovation program.
In addition, we do not anticipate achieving the same magnitude of improvements in under-performing operations in 2006 that we did in 2005.
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
SG&A costs have increased at a rate greater than our unit sales in recent years due, in part, to acquisitions of engineered wood component manufacturers, which have extensive engineering and design costs, our growth in sales to the industrial market, and certain investments in technology. SG&A costs as a percentage of sales may continue to increase in the future as sales of engineered wood components and specialty wood packaging become a greater percentage of our total business. However, we strive to achieve economies of scale in other administrative departments as sales growth objectives are met.
LIQUIDITY AND CAPITAL RESOURCES
Our cash cycle will continue to be impacted in the future by our growth in sales to the site-built construction and industrial markets. Sales to these markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the DIY/retail and manufactured housing markets.
Management expects to spend $45 million to $50 million on capital expenditures in 2006 and incur depreciation and amortization of approximately $39 million. Besides “maintenance” capital expenditures totaling approximately $35 million, we plan to spend an additional $10 million to $15 million to expand the business. On December 31, 2005, we had outstanding purchase commitments on capital projects of approximately $2.9 million.
We have no present intention to change our dividend policy, which is currently $0.055 per share paid semi-annually.
Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.5 million shares as of December 31, 2005. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.
We are obligated to pay amounts due on long-term debt totaling approximately $0.5 million in 2006.
We have a $250 million unsecured revolving credit facility used to support certain outstanding letters of credit and fund seasonal working capital requirements and growth. We believe our peak seasonal working capital requirements may consume up to $125 million of this availability through June of 2006 and then decrease for the balance of the year in line with historical trends. We plan to finance our capital requirements for the year through operating cash flows, the use of a new sale of receivables program, and use of our revolving credit facility.

Management’s Annual Report on Internal Control Over Financial Reporting
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
We assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, management has concluded that as of December 31, 2005, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on management’s assessment of our internal control over financial reporting. Their report immediately follows our report.
Universal Forest Products, Inc.
February 20, 2006

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Universal Forest Products, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Universal Forest Products, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 31, 2005 and December 25, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005 of Universal Forest Products, Inc. and subsidiaries and our report dated February 20, 2006 expressed an unqualified opinion thereon.
Grand Rapids, Michigan
February 20, 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 31, 2005 and December 25, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 31, 2005 and December 25, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2006 expressed an unqualified opinion thereon.
Grand Rapids, Michigan
February 20, 2006

Consolidated Balance Sheets
(In thousands, except share data)

	December 31,	December 25,
	2005	2004

Assets
CURRENT ASSETS:
Cash and cash equivalents	$46,215	$25,274
Accounts receivable, net	185,080	151,811
Inventories:
Raw materials	144,361	116,104
Finished goods	109,408	96,817

	253,769	212,921
Other current assets	11,956	9,515
Prepaid income taxes		3,501
Deferred income taxes	5,158	3,461

TOTAL CURRENT ASSETS	502,178	406,483
OTHER ASSETS	7,887	7,952
GOODWILL	131,556	123,845
OTHER INTANGIBLE ASSETS, NET	10,966	7,807
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	64,534	52,648
Building and improvements	139,200	123,004
Machinery, equipment and office furniture	204,924	183,055
Construction in progress	3,817	21,925

	412,475	380,632
Less accumulated depreciation and amortization	(188,142)	(164,359)

PROPERTY, PLANT AND EQUIPMENT, NET	224,333	216,273

TOTAL ASSETS	$876,920	$762,360

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	$106,716	$87,399
Accrued liabilities:
Compensation and benefits	69,528	58,151
Income taxes	1,604
Other	25,845	16,282
Current portion of long-term debt and capital lease obligations	458	22,033

TOTAL CURRENT LIABILITIES	204,151	183,865
LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	209,039	185,109
DEFERRED INCOME TAXES	12,914	18,476
MINORITY INTEREST	8,577	8,265
OTHER LIABILITIES	10,387	9,876

TOTAL LIABILITIES	445,068	405,591
SHAREHOLDERS’ EQUITY:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000; issued and outstanding 18,402,648 and 18,002,255	18,403	18,002
Additional paid-in capital	97,372	89,269
Deferred stock compensation	4,212	3,423
Deferred stock compensation rabbi trust	(2,117)	(1,331)
Retained earnings	312,878	247,427
Accumulated other comprehensive earnings	2,408	1,525

	433,156	358,315
Employee stock notes receivable	(1,304)	(1,546)

TOTAL SHAREHOLDERS’ EQUITY	431,852	356,769

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$876,920	$762,360

See notes to consolidated financial statements.

Consolidated Statements of Earnings
(In thousands, except per share data)

	Year Ended

	December 31,	December 25,	December 27,
	2005	2004	2003

NET SALES	$2,691,522	$2,453,281	$1,898,830
COST OF GOODS SOLD	2,332,266	2,157,028	1,640,844

GROSS PROFIT	359,256	296,253	257,986
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	235,651	201,335	177,824
GAIN ON INSURANCE SETTLEMENT		(1,391)

EARNINGS FROM OPERATIONS	123,605	96,309	80,162
OTHER EXPENSE (INCOME):
Interest expense	15,171	14,904	14,589
Interest income	(1,098)	(284)	(219)
Net gain on sale of real estate and interest in subsidiary	(1,240)	(1,370)

	12,833	13,250	14,370

EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	110,772	83,059	65,792
INCOME TAXES	41,050	31,462	24,325

EARNINGS BEFORE MINORITY INTEREST	69,722	51,597	41,467
MINORITY INTEREST	(2,349)	(2,994)	(1,348)

NET EARNINGS	$67,373	$48,603	$40,119

EARNINGS PER SHARE — BASIC	$3.67	$2.70	$2.26
EARNINGS PER SHARE — DILUTED	$3.53	$2.59	$2.18
WEIGHTED AVERAGE SHARES OUTSTANDING	18,374	18,032	17,761
WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK EQUIVALENTS	19,106	18,771	18,379
See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity
(In thousands, except share and per share data)

				Deferred		Accumulated
		Additional	Deferred	Compensation		Other	Employees
	Common	Paid-In	Stock	Rabbi	Retained	Comprehensive	Stock Notes
	Stock	Capital	Compensation	Trust	Earnings	Earnings	Receivable	Total

Balance at December 28, 2002	$17,742	$82,139	$1,804	$0	$164,221	$299	$(1,401)	$264,804
Comprehensive earnings:
Net earnings					40,119
Foreign currency translation adjustment						1,097
Total comprehensive earnings								41,216
Cash dividends — $.095 per share					(1,689)			(1,689)
Issuance of 89,753 shares under employee stock plans	90	1,191						1,281
Issuance of 3,997 shares under stock grant programs	4	83						87
Issuance of 43,834 shares under deferred compensation plans	44	700	(129)	(615)				0
Repurchase of 123,234 shares	(123)				(1,906)			(2,029)
Tax benefits from non-qualified stock options exercised		246						246
Accrued expense under deferred compensation plans			772					772
Issuance of 57,232 shares in exchange for employee stock notes receivable	57	830					(887)	0
Payments received on employee stock notes receivable							416	416

Balance at December 27, 2003	$17,814	$85,189	$2,447	$(615)	$200,745	$1,396	$(1,872)	$305,104
Comprehensive earnings:
Net earnings					48,603
Foreign currency translation adjustment						129
Total comprehensive earnings								48,732
Cash dividends — $.100 per share					(1,796)			(1,796)
Issuance of 170,677 shares under employee stock plans	170	2,845						3,015
Issuance of 4,036 shares under stock grant programs	4	127						131
Issuance of 22,528 shares under deferred compensation plans	23	693		(716)				0
Received 4,695 shares for the exercise of stock options	(5)	(150)						(155)
Received 4,050 shares to payoff notes receivable	(4)				(125)			(129)
Tax benefits from non-qualified stock options exercised		559						559
Accrued expense under deferred compensation plans			976					976
Issuance of 195 shares in exchange for employee stock notes receivable		6					(6)	0
Payments received on employee stock notes receivable							332	332

Balance at December 25, 2004	$18,002	$89,269	$3,423	$(1,331)	$247,427	$1,525	$(1,546)	$356,769
Comprehensive earnings:
Net earnings					67,373
Foreign currency translation adjustment						883
Total comprehensive earnings								68,256
Cash dividends — $.105 per share					(1,922)			(1,922)
Issuance of 411,245 shares under employee stock plans	411	4,781						5,192
Issuance of 3,713 shares under stock grant programs	4	158						162
Issuance of 33,074 shares under deferred compensation plans	33	939	(216)	(756)				0
Received 49,244 shares for the exercise of stock options	(49)	(1,856)						(1,905)
Tax benefits from non-qualified stock options exercised		4,021						4,021
Accrued expense under deferred compensation plans			1,005	(30)				975
Issuance of 1,605 shares in exchange for employee stock notes receivable	2	60					(62)	0
Payments received on employee stock notes receivable							304	304

Balance at December 31, 2005	$18,403	$97,372	$4,212	$(2,117)	$312,878	$2,408	$(1,304)	$431,852
See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended

	December 31,	December 25,	December 27,
	2005	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$67,373	$48,603	$40,119
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	31,311	28,453	25,638
Amortization of intangibles	3,485	2,383	1,588
Notes receivable written off to expense	816
Expense associated with stock grant plans	162	131	87
Deferred income taxes	(7,377)	790	1,746
Tax benefits from non-qualified stock options exercised	4,021	559	246
Minority interest	2,349	2,994	1,348
Loss on sale of interest in subsidiary		193
Gain on insurance settlement		(1,391)
Net (gain) loss on sale or impairment of property, plant and equipment	(553)	(710)	1,050
Changes in:
Accounts receivable	(28,742)	(16,107)	(32,074)
Inventories	(36,501)	(42,817)	(3,555)
Accounts payable	16,998	7,371	23,476
Accrued liabilities and other	20,790	19,782	10,706

NET CASH FROM OPERATING ACTIVITIES	74,132	50,234	70,375
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(40,233)	(40,722)	(40,578)
Purchase of licensing agreements			(150)
Acquisitions, net of cash received	(20,747)	(10,075)	(787)
Proceeds from sale of interest in subsidiary		4,679
Proceeds from sale of property, plant, and equipment	2,712	5,226	6,221
Advances on notes receivable	(887)	(308)
Collection of notes receivable	820	2,560	461
Restricted cash equivalents			1,383
Insurance proceeds	3,057	2,000
Other assets, net	(131)	(616)	(549)

NET CASH FROM INVESTING ACTIVITIES	(55,409)	(37,256)	(33,999)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) of revolving credit facilities	23,827	1,223	(27,070)
Repayment of long-term debt	(23,407)	(6,392)	(6,140)
Proceeds from issuance of common stock	4,487	2,860	1,281
Distributions to minority shareholder	(1,217)	(1,123)	(833)
Investment received from minority shareholder	500
Dividends paid to shareholders	(1,922)	(1,796)	(1,689)
Repurchase of common stock		(129)	(2,029)
Other, net	(50)	223

NET CASH FROM FINANCING ACTIVITIES	2,218	(5,134)	(36,480)

NET CHANGE IN CASH AND CASH EQUIVALENTS	20,941	7,844	(104)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	25,274	17,430	17,534

CASH AND CASH EQUIVALENTS, END OF YEAR	$46,215	$25,274	$17,430

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$14,179	$15,087	$14,651
Income taxes	43,303	29,181	19,884
NON-CASH OPERATING ACTIVITIES:
Accounts receivable exchanged for note receivable	765
Non-compete agreements with Chairman of the Board in exchange for future payments			856
NON-CASH INVESTING ACTIVITIES:
Property, plant and equipment exchanged for long-term debt	63
Insurance receivable in exchange for property, plant and equipment		1,455
Note receivable exchanged for management fees to former subsidiary		520
Property, plant and equipment acquired through capital leases			2,110
Stock acquired through employees’ stock notes receivable	62	6	887
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	972	716	744
Stock received for the exercise of stock options, net	1,200	4
See notes to consolidated financial statements.

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements
A. Summary of Significant Accounting Policies
OPERATIONS
We engineer, manufacture, treat, distribute and install lumber, composite wood, plastic, and other building products for the do-it-yourself/retail (“DIY/retail”), site-built construction, manufactured housing, and industrial markets. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, and other building products.
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships. In addition, we consolidate 50% owned entities over which we exercise control. Intercompany transactions and balances have been eliminated.
MINORITY INTEREST IN SUBSIDIARIES
Minority interest in results of operations of consolidated subsidiaries represents the minority shareholders’ share of the income or loss of various consolidated subsidiaries. The minority interest reflects the original investment by these minority shareholders combined with their proportional share of the earnings or losses of these subsidiaries, net of distributions paid.
FISCAL YEAR
Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2005, 2004, and 2003 relate to the fiscal years ended December 31, 2005, December 25, 2004, and December 27, 2003, respectively. Fiscal year 2005 was comprised of 53 weeks, and fiscal years 2004 and 2003 were comprised of 52 weeks.
FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS
The estimated fair values of financial instruments have been determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about Fair Value of Financial Instruments. Significant differences in fair market values and recorded values are disclosed in Note D. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2005. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $32.7 million and $15.4 million as of December 31, 2005 and December 25, 2004, respectively.
As a result of our cash management system, checks issued but not presented to our bank for payment create negative cash balances. These negative balances are included in accounts payable and accrued liabilities and totaled $25.1 million and $19.0 million as of December 31, 2005 and December 25, 2004, respectively.
ACCOUNTS RECEIVABLE
We perform periodic credit evaluations of our customers and generally do not require collateral. Accounts receivable are due under a range of terms we offer to our customers. Discounts are offered, in most instances, as an incentive for early payment.

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
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
The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions		Recovery of
	Balance at	Charged to	Uncollectible	Amounts	Balance
	Beginning	Costs and	Accounts	Previously	at End of
	of Period	Expenses	Written Off	Written Off	Period

Year Ended December 31, 2005:
Allowance for possible losses on accounts receivable	$2,943	$29,173	($29,531)	$811	$3,396
Year Ended December 25, 2004:
Allowance for possible losses on accounts receivable	$1,891	$24,126	($23,796)	$722	$2,943
Year Ended December 27, 2003:
Allowance for possible losses on accounts receivable	$2,427	$17,817	($18,694)	$341	$1,891
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

Buildings and improvements	15 to 31.5 years
Land improvements	5 to 15 years
Machinery, equipment and office furniture	3 to 10 years
FOREIGN CURRENCY TRANSLATION
Our foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities are translated at exchange rates as of the balance sheet date and revenues and expenses are translated using weighted average rates, with translation adjustments included as a separate component of shareholders’ equity. The net realized gain or loss on foreign currency transactions were not material in any year presented.
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 31, 2005. Through the captive we are responsible for general liability claims up to $2 million per occurrence and $4 million in aggregate; for automobile claims up to $1.5 million per occurrence; for property claims up to $0.4 million; and for workers’ compensation claims up to $1.5 million per

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
accident or disease. We have purchased excess liability coverage over our general liability, automobile liability, and employer’s liability up to $100 million per occurrence and in aggregate. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.
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
Earnings on construction contracts are reflected in operations using either percentage-of-completion accounting, which includes the cost to cost and units of delivery methods, or completed contract accounting, depending on the nature of the business at individual operations. Under percentage-of-completion using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs. Under percentage-of-completion using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units. Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent. Under the completed contract method, revenues and related earnings are recorded when the contracted work is complete and losses are charged to operations in their entirety when such losses become apparent.
The following table presents the balances of percentage-of-completion accounts on December 31, 2005 and December 25, 2004 which are included in other current assets and other current liabilities, respectively (in thousands):

	2005	2004

Cost and Earnings in Excess of Billings	$9,052	$2,803
Billings in Excess of Cost and Earnings	7,495	2,517
SHIPPING AND HANDLING OF PRODUCT
Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.
EARNINGS PER SHARE
Basic earnings per share (“EPS”) is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted (see Note I) utilizing the “treasury stock” method.

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2005			2004			2003

			Per			Per			Per
	Income	Shares	Share	Income	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Net Earnings	$67,373			$48,603			$40,119
EPS — Basic
Income available to common stockholders	67,373	18,374	$3.67	48,603	18,032	$2.70	40,119	17,761	$2.26

Effect of Dilutive Securities
Options		732			739			618

EPS — Diluted
Income available to common stockholders and assumed options exercised	$67,373	19,106	$3.53	$48,603	18,771	$2.59	$40,119	18,379	$2.18

No outstanding options were excluded from the computation of diluted EPS as of December 31, 2005.
Options to purchase 15,000 shares of common stock at an exercise price of $36.01 were outstanding as of December 25, 2004, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.
Options to purchase 295,000 shares of common stock at exercise prices ranging from $22.88 to $36.01 were outstanding as of December 27, 2003, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.
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
STOCK-BASED COMPENSATION
As permitted under SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”), we continue to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, which recognizes compensation expense under the intrinsic value method. Had compensation cost for the stock options granted and stock purchased in 2005, 2004,

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
and 2003 been determined under the fair value based method defined in SFAS 123, our net earnings and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share data):

	2005	2004	2003

Net Earnings:
As Reported	$67,373	$48,603	$40,119
Deduct: Compensation expense — fair value method	(734)	(1,866)	(1,743)

Pro Forma	$66,639	$46,737	$38,376

EPS — Basic:
As Reported	$3.67	$2.70	$2.26
Pro Forma	$3.63	$2.59	$2.16
EPS — Diluted:
As Reported	$3.53	$2.59	$2.18
Pro Forma	$3.50	$2.51	$2.13
No options were granted in 2005. The fair value of each option granted in 2004 and 2003 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

	2004	2003

Risk Free Interest Rate	4.6%	4.6%
Expected Life	6.0 years	6.5 years
Expected Volatility	27.42%	28.25%
Expected Dividend Yield	0.40%	0.40%
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
RECLASSIFICATIONS
Certain prior year information has been reclassified to conform to the current year presentation.
RECENTLY ISSUED ACCOUNTING STANDARDS
In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revision of SFAS No. 123, Share-Based Payment (“SFAS 123(R)”), which supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS 123(R) are required to be applied as of the beginning of the first interim or annual reporting period that began after December 15, 2005. As such, we were required to adopt the provisions of SFAS 123(R) at the beginning of the first quarter of fiscal 2006. While we currently disclose the pro-forma earnings effects of our stock-based awards, we currently estimate that this statement will result in an annual pre-tax expense totaling approximately $875,000.
In November 2004, the FASB issued SFAS No. 151, Inventory Costs (“SFAS 151”), which amends Accounting Research Bulletin (“ARB”) No. 43, chapter 4, Inventory Pricing. This statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
overhead to inventory based on the normal capacity of the production facilities. The provisions of SFAS 151 are required to be applied for fiscal years beginning after June 15, 2005. As such, we are required to adopt the provisions of SFAS 151 at the beginning of our fiscal year beginning January 1, 2006. We do not expect that the implementation of SFAS 151 will have a material effect on our consolidated financial statements.
In March 2005, the FASB issued Financial Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN 47”). This new rule requires that companies must recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event if the amount can be reasonably estimated. Companies must adopt FIN 47 no later than the end of the fiscal year ending after December 15, 2005. Accordingly, as discussed in Note M, we recorded a liability as of December 31, 2005 of approximately $465,000.
B. Business Combinations and Asset Purchases
All of the transactions mentioned below are considered business combinations under the provision of SFAS No. 141, Business Combinations and Emerging Issues Task Force Issue 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business (“EITF 98-3”), except for the purchase of the treating plants from Quality Wood Treating Co., Inc. (“Quality”) on August 26, 2003. Each business combination has been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired, liabilities assumed, and identifiable intangible assets as applicable based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets, including identifiable intangible assets, and assumed liabilities was recorded as goodwill in each transaction. The results of operations of each business combination are included in our consolidated financial statements since the date it was acquired.
On November 14, 2005, one of our subsidiaries acquired the assets of DecKorators, Inc. (“DecKorators”) which designs, imports, markets and distributes decorative balusters and accessories for residential decks and porches, and is located in Crestwood and St. Louis, MO. The purchase price was approximately $7.7 million, consisting of $7.0 million paid on the date we closed the transaction and $0.7 million paid in January 2006, allocating $0.8 million to tangible net assets, $0.2 million to non-compete agreements and $6.7 million to goodwill. The purchase price allocation for this acquisition is preliminary and will be revised as final estimates of intangible asset values are made in accordance with SFAS 141, Business Combinations. DecKorators had net sales in fiscal 2004 totaling approximately $9.1 million.
On June 27, 2005, one of our subsidiaries which at the time owned a 50% interest in Shawnlee Construction, LLC (“Shawnlee”), which provides framing services for multi-family construction, and is located in Plainville, MA, acquired an additional 25% interest for approximately $3.5 million, allocating $1.2 million to tangible assets, $0.8 million to customer relationship related intangibles, $0.7 million to a non-compete agreement, $0.2 million to a backlog and $0.6 million to goodwill. In addition, we agreed to purchase the remaining 25% over the next five years. In addition, Shawnlee acquired the assets of Shepardville Construction, Inc. (“Shepardville”) and AW Construction, LLC (“AW”), which install interior products for commercial and multi-family construction. The purchase price was approximately $2.0 million, allocating $0.9 million to tangible assets, $0.8 million to customer relationship related intangibles, and $0.3 million to a backlog. Shepardville had net sales in fiscal 2004 totaling approximately $4.8 million. AW had net sales in 2004 totaling approximately $7.9 million.
On June 2, 2005, one of our subsidiaries acquired the assets of Maine Ornamental Woodworkers, Inc. (“Maine Ornamental”), which manufactures, imports and distributes decorative caps used on decking and fence posts, and is based in Winthrop, ME and Bainbridge Island, WA. The purchase price was approximately $8.4 million, consisting of $7.5 million paid on the date we closed the transaction and $0.9 million paid in August 2005, allocating $4.4 million to tangible net assets, $1.7 million to non-compete agreements, $2.1 million to customer relationship related intangibles and $0.2 million to goodwill. Maine Ornamental had net sales in fiscal 2004 totaling approximately $12.4 million.
On April 2, 2004, one of our subsidiaries acquired a 50% interest in Shawnlee. The purchase price was approximately $4.8 million, allocating $1.2 million to tangible assets and purchased intangibles, $1.1 million to a non-compete agreement, $1.3 million to customer relationship related intangibles, $0.2 million to a backlog, and $1.0 million to goodwill. Shawnlee had net sales in fiscal 2003 totaling approximately $20 million. We have consolidated this entity, including a respective minority interest, because we exercise control.
On March 15, 2004, one of our subsidiaries acquired the assets of Slaughter Industries, owned by International Paper Company (“Slaughter”), a facility which supplies the site-built construction market in Dallas, TX. The purchase price was approximately

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
$3.9 million, which was allocated to the fair value of tangible net assets. Slaughter had net sales in fiscal 2003 totaling approximately $48 million.
On January 30, 2004, one of our subsidiaries acquired the assets of Midwest Building Systems, Inc. (“Midwest”), a facility which serves the site-built construction market in Indianapolis, IN. The purchase price was approximately $1.5 million, which was allocated to the fair value of tangible net assets. Midwest had net sales in fiscal 2003 totaling approximately $7 million.
On August 28, 2003, one of our subsidiaries acquired 50% of the assets of D&L Framing LLC (“D&L”), a framing operation for multi-family construction located in Las Vegas, NV. The purchase price was approximately $0.6 million, which was primarily allocated to the fair value of tangible net assets. D&L had net sales in fiscal 2002 totaling approximately $8 million. We have consolidated this entity, including a respective minority interest, because we exercise control.
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
On June 4, 2003, one of our subsidiaries acquired 75% of the assets of Norpac Construction, L. L. C. (“Norpac”), a concrete framer for multi-family construction located in Las Vegas, NV. The purchase price was approximately $0.2 million, which was primarily allocated to the fair value of tangible net assets. Norpac had net sales in fiscal 2002 totaling approximately $1.5 million. We have consolidated this entity, including a respective minority interest, because we exercise control.
The acquisitions in 2005, 2004 and 2003 were not significant to our operating results individually nor in the aggregate, and thus pro forma results are not presented.
C. Goodwill and Other Intangible Assets
We account for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142 Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or when a triggering event occurs. We tested for impairment in the fourth quarter by utilizing the discounted cash flow method, which resulted in no impairment.
On December 31, 2002, the Chairman of the Board retired as an employee of Universal Forest Products, Inc., and we entered into a non-compete agreement with him which provides for monthly payments of $12,500 for a term of seven years. The present value of these payments has been recorded in Other liabilities.
The following amounts were included in other intangible assets, net as of December 31, 2005 and December 25, 2004 (in thousands):

	2005		2004

		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization

Non-compete agreements	$12,399	$(6,190)	$9,805	$(4,318)
Licensing agreements	2,510	(1,995)	2,760	(1,601)
Customer relationships	4,882	(867)	1,285	(193)
Backlog	644	(417)	190	(121)

Total	$20,435	$(9,469)	$14,040	$(6,233)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 11 years
Licensing agreements	5 to 20 years
Customer relationship	5 years
Backlog	1 year

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
Amortization expense for intangibles totaled $3.5 million, $2.4 million and $1.6 million in 2005, 2004, and 2003, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2006	$3,539
2007	2,800
2008	2,350
2009	1,346
2010	506
Thereafter	425

Total	$10,966

The changes in the net carrying amount of goodwill for the years ended December 31, 2005 and December 25, 2004, are as follows (in thousands):

Balance as of December 27, 2003	$125,028
Acquisitions	4,345
Final purchase price allocation of Shawnlee	(3,397)
Sale of interest in subsidiary	(2,169)
Other, net	38

Balance as of December 25, 2004	$123,845

Acquisitions	7,461
Other, net	250

Balance as of December 31, 2005	$131,556

D. Debt
On December 20, 2004, we completed a five-year, $250 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $200 million facility. Cash borrowings are charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 42.5 to 107.5 basis points, based upon our financial performance). We are also charged an annual facility fee on the entire amount of the lending commitment (ranging from 12.5 to 30 basis points, based upon our performance), and a usage premium (ranging from 7.5 to 12.5 basis points, based upon our performance) at times when borrowings exceed $125 million. The average borrowing rate on this facility was 3.4% and 2.8% in 2005 and 2004, respectively. The amount outstanding on the revolving credit facility is included in the long-term debt summary below.
On November 25, 2002, we completed a three-year, $200 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $175 million and $20 million Canadian facilities. Borrowings under the revolver were charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 70 to 140 basis points, based upon our financial performance). We were also charged an annual facility fee on the entire amount of the lending commitment (ranging from 17.5 to 35 basis points, based upon our performance). The average borrowing rate on this facility was 3.3% and 3.7% in 2004 and 2003, respectively. This facility was replaced on December 20, 2004 by the $250 million facility noted above.
Outstanding letters of credit extended on our behalf aggregated $38.1 million on December 31, 2005, which includes approximately $18.3 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to five years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate ranging from 42.5 to 107.5 basis points, based upon our financial performance, under the $250 million facility and previously, 70.0 to 140.0 basis points under the $200 million facility.

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
Long-term debt and capital lease obligations are summarized as follows on December 31, 2005 and December 25, 2004 (amounts in thousands):

	2005	2004

Series 1998-A Senior Notes Tranche A, due on December 21, 2005, interest payable semi-annually at 6.69%		$21,500
Series 1998-A Senior Notes Tranche B, due on December 21, 2008, interest payable semi-annually at 6.98%	$59,500	59,500
Series 1998-A Senior Notes Tranche C, due on December 21, 2008, interest payable semi-annually at 6.98%	19,000	19,000
Series 2002-A Senior Notes Tranche A, due on December 18, 2009, interest payable semi-annually at 5.63%	15,000	15,000
Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable semi-annually at 6.16%	40,000	40,000
Revolving credit facility totaling $250 million due on December 18, 2009, interest due monthly at a floating rate (4.57% on December 31, 2005)	53,434	29,108
Series 1998 Industrial Development Revenue Bonds, due on December 1, 2018, interest payable monthly at a floating rate (3.14% on December 31, 2005)	1,300	1,300
Series 1999 Industrial Development Revenue Bonds, due on July 1, 2029, interest payable monthly at a floating rate (3.05% on December 31, 2005)	2,400	2,400
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (2.93% on December 31, 2005)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (3.04% on December 31, 2005)	2,700	2,700
Series 2000 Industrial Development Revenue Bonds, due on November 1, 2020, interest payable monthly at a floating rate (3.05% on December 31, 2005)	2,400	2,400
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (3.04% on December 31, 2005)	2,500	2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (3.03% on December 31, 2005)	3,700	3,700
Capital lease obligations, interest imputed at 6.1%	2,106	2,084
Other	2,157	2,650

	209,497	207,142
Less current portion	458	22,033

Long-term portion	$209,039	$185,109

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 31, 2005.
On December 31, 2005, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2006	$458
2007	351
2008	80,848
2009	68,767
2010	250
Thereafter	58,823

$209,497

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
On December 31, 2005, the estimated fair value of our long-term debt, including the current portion, was $214.2 million, which was $4.7 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.
E. Leases
Leased property included in the balance sheet on December 31, 2005 and December 25, 2004 is as follows (in thousands):

	2005	2004

Land and improvements	$211	$211
Buildings and improvements	1,909	1,899
Machinery and equipment	51

	2,171	2,110
Less accumulated amortization	(214)	(135)

	$1,957	$1,975

We lease certain real estate under operating and capital lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and an airplane under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable leases on December 31, 2005 are as follows (in thousands):

	Capital	Operating
	Leases	Leases	Total

2006	$55	$13,198	$13,253
2007	41	10,161	10,202
2008	2,402	7,593	9,995
2009		4,998	4,998
2010		2,787	2,787
Thereafter		702	702

Total minimum lease payments	$2,498	$39,439	$41,937

Less imputed interest	(392)

Present value of minimum lease payments	$2,106

Rent expense was approximately $21.9 million, $19.3 million, and $15.4 million in 2005, 2004, and 2003, respectively.
F. Deferred Compensation
We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. The deferred compensation liabilities and related cash surrender value of life insurance policies are included in “Other Liabilities” and “Other Assets,” respectively.
We also maintain a non-qualified deferred compensation plan (the “Plan”) for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $3.2 million and $2.7 million on December 31, 2005 and December 25, 2004, respectively, and are included in “Other Assets.” Related liabilities totaled $6.6 million and $5.4 million on December 31, 2005 and December 25,

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
2004, respectively, and are included in “Other Liabilities” and “Shareholders’ Equity.” Assets of the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral. Under this Plan we issued 21,144 shares, 22,528 shares, and 37,678 shares in 2005, 2004, and 2003, respectively, which included distributions to participants and shares held in the Rabbi trust.
G. Sale of Accounts Receivable
On September 25, 2003, we entered into an accounts receivable sale arrangement with a bank. On November 12, 2004 we amended and extended this agreement. Under the terms of the agreement:

•	We sold specific receivables to the bank at an agreed-upon price at terms ranging from one month to one year.

•	We serviced the receivables sold and outstanding on behalf of the bank at a rate of 0.50% per annum.

•	We received an incentive servicing fee, which we accounted for as a retained interest in the receivables sold. Our retained interest is determined based on the fair market value of anticipated collections in excess of the Agreed Base Value of the receivables sold. Appropriate valuation allowances were included in the retained interest.

•	The maximum amount of receivables which could be sold and outstanding at any point in time under this arrangement was $50 million.
This program was terminated on October 28, 2005; therefore, no receivables were sold and outstanding on December 31, 2005. On December 25, 2004, $19.5 million of receivables were sold and outstanding, and we recorded $1.3 million of retained interest in other current assets. A summary of the transactions we completed in 2005, 2004, and 2003 is presented below (in thousands).

	2005	2004	2003

Accounts receivable sold	$351,181	$301,325	$101,930
Retained interest in receivables	1,459	(3,892)	(2,039)
Expense from sale	(1,214)	(631)	(168)
Servicing fee received	137	126	37
Discounts and sales allowances	(3,594)	(2,873)	(840)

Net cash received from sale	$347,969	$294,055	$98,920

H. Common Stock
On June 1, 1993, our shareholders approved the Incentive Stock Option Plan (the “Plan”) for our officers. Options for the purchase of all 1,200,000 shares of our common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by us at the time of exercise and holds at least seventy-five percent of the individuals’ shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2006 through 2008.
In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted shares of stock under this Plan in 2005, 2004, and 2003, respectively, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $55,000, $56,000, and $51,000, respectively.
In April 1994, our shareholders approved the Employee Stock Purchase Plan (“Stock Purchase Plan”) and Directors’ Retainer Stock Plan (“Stock Retainer Plan”). In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan (“2002 Stock Purchase Plan”) to succeed the Stock Purchase Plan. The plans allow eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2005, 2004, and 2003, shares were issued under this Plan for amounts totaling approximately $511,000, $411,000, and $417,000, respectively. The weighted-average discounted fair value of these shares was $36.92, $26.34, and $17.04, respectively.
The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, is increased for dividends

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
declared and may only be distributed in kind. We have accrued, in shareholders’ equity approximately $559,000 and $533,000 on December 31, 2005 and December 25, 2004, respectively, for obligations incurred under this Plan. In 2005 and 2003, shares were issued as part of a distribution from the Plan for amounts totaling approximately $184,000 in 2005 and $98,000 in 2003.
In January 1997, we instituted a Directors’ Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2005, 2004, and 2003, we issued shares and recognized the market value of the shares on the date of issuance as an expense totaling approximately $107,000, $75,000, and $35,000, respectively.
On April 28, 1999, our shareholders approved the Long Term Stock Incentive Plan (the “1999 Plan”) to succeed the 1997 Long Term Stock Incentive Plan (the “1997 Plan”). The 1999 Plan reserves a maximum of 1,000,000 shares, plus 406,029 shares remaining under the 1997 Plan, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. In 2004 and 2003, we granted stock options for 100,000 and 140,000 shares, respectively.
On April 17, 2002, under the 1999 Plan, a Conditional Share Grant Agreement was executed which will grant our Chief Executive Officer 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the Agreement. We have accrued in shareholders’ equity approximately $221,000 and $129,000 on December 31, 2005 and December 25, 2004 respectively, for this grant.
As of December 31, 2005, a total of 2,408,757 shares are reserved for issuance under the plans mentioned above and under Note I below.
On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2,500,000 shares of our common stock. In 2004 and 2003, we repurchased 4,050 shares, and 123,234 shares, respectively, under these programs. As of December 31, 2005, cumulative total authorized shares available for repurchase is approximately 1.5 million shares.
Common stock activity for 2005, 2004 and 2003 was as follows:

	Note
		2005	2004	2003

Shares issued under plan:
Employee Stock Purchase	H	13,839	15,594	24,469
Stock option	I	397,406	155,083	65,284

Employee stock plans		411,245	170,677	89,753
Stock gift	H	1,213	1,736	2,397
Directors’ Stock Grant	H	2,500	2,300	1,600

Stock grant plans		3,713	4,036	3,997
Deferred compensation	F	21,144	22,528	37,678
Directors’ Stock Retainer	H	11,930		6,156

Deferred compensation plans		33,074	22,528	43,834
Stock notes receivable	J	1,605	195	57,232
Shares received for exercise of stock options		(49,244)	(4,695)
Stock repurchase	H		(4,050)	(123,234)

		400,393	188,691	71,582
Beginning common stock		18,002,255	17,813,564	17,741,982

Ending common stock		18,402,648	18,002,255	17,813,564

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
I. Stock Options and Stock-Based Compensation
Stock options issued under the 1999 Plan are granted to employees and officers at exercise prices which equaled or exceeded the market value of the stock on the date of grant. The options are exercisable from three to fifteen years from the date of grant and the recipients must be employed by us on the date of exercise.
No options were granted in 2005. Options were granted in 2004 and 2003 with exercise prices which were equal to the market prices on the date of grant.
Stock option activity since the end of 2002 is summarized as follows:

	Shares of	Weighted	Weighted
	Common Stock	Average	Average
	Attributable to	Exercise Price	Fair Value of
	Options	Options	Options Granted

Outstanding on December 28, 2002	2,105,874	$16.86
Granted	140,000	$17.10	$6.18
Exercised	(65,284)	$13.24
Forfeited	(185,074)	$18.73

Outstanding on December 27, 2003	1,995,516	$16.83
Granted	100,000	$30.64	$10.34
Exercised	(155,083)	$16.86
Forfeited	(63,174)	$21.01

Outstanding on December 25, 2004	1,877,259	$17.42
Exercised	(397,406)	$11.78
Forfeited	(94,974)	$16.81

Outstanding on December 31, 2005	1,384,879	$19.08

Options to purchase 237,529 shares were exercisable on December 31, 2005 with a weighted average price of $18.22. Options to purchase 121,073 shares were exercisable on December 25, 2004 with a weighted average price of $16.26. Options to purchase 55,003 shares were exercisable on December 27, 2003 with a weighted average price of $13.01. The following table summarizes information concerning options on December 31, 2005:

		Weighted-Average
	Number	Remaining
Range of Exercise Prices	Outstanding	Contractual Life

$6.00 — $10.00	115,000	2.09
$10.01 — $14.00	133,741	2.17
$14.01 — $18.00	390,950	2.16
$18.01 — $21.00	59,706	1.51
$21.01 — $23.00	330,482	2.03
$23.01 — $25.00	180,000	3.97
$25.01 — $36.01	175,000	5.71

	1,384,879

J. Employees’ Stock Notes Receivable
Notes were obtained by us from certain officers for the purchase of our common stock. Interest on all of the outstanding notes range from fixed rates of five to eleven percent per annum and a variable rate of the prime rate less 10% (minimum 6%, maximum 12%).

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
Each loan is evidenced by a promissory note from the participating officer, and is secured by all of the shares purchased with the loan proceeds. As of August 1, 2002, we no longer issue notes to executive officers under this program.
On March 31, 2005, we sold 1,605 shares of common stock to various employees in exchange for notes receivable totaling approximately $62,000. Interest on the note is fixed at 4.5% per annum. The loan is evidenced by a promissory note from the participating employee, and is secured by all of the shares purchased with the loan proceeds.
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
All loans are recourse loans. On December 31, 2005, payments on the notes are due as follows (in thousands):

2006	$71
2007	79
2008	97
2009	234
2010	252
Thereafter	571

$1,304

K. Retirement Plans
We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain non-wholly owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 50% of employee contributions in 2005, 2004, and 2003, on a discretionary basis, totaling $3.7 million, $3.3 million, and $2.9 million, respectively. In addition, we made an additional discretionary match of approximately $311,000 in 2003. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or $14,000.
L. Income Taxes
Income tax provisions for the years ended December 31, 2005, December 25, 2004, and December 27, 2003 are summarized as follows (in thousands):

	2005	2004	2003

Currently Payable:
Federal	$38,250	$26,385	$19,331
State and local	5,717	3,728	2,296
Foreign	4,342	486	952

	48,309	30,599	22,579
Net Deferred:
Federal	(3,947)	(712)	2,422
State and local	(344)	8	(443)
Foreign	(2,968)	1,567	(233)

	(7,259)	863	1,746

	$41,050	$31,462	$24,325

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2005	2004	2003

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	3.2	2.9	1.8
Effect of minority owned interest in earnings of partnerships	(0.3)	(0.9)	(0.1)
Manufacturing deduction	(0.8)
Other, net		0.9	0.3

Effective income tax rate	37.1%	37.9%	37.0%

The American Jobs Creation Act of 2004 (“Act”) that was signed into law by the President on October 22, 2004 provides for a special one-time tax deduction of 85% of certain foreign earnings that are repatriated (as defined by the Act). In order to qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the company’s chief executive officer and approved by its board of directors. Certain other criteria in the Act must be satisfied as well. Once a decision is reached to remit foreign earnings, the impact must be recorded in the period in which the decision is made.
On May 10, 2005, the Internal Revenue Service and United States Department of the Treasury issued guidance concerning the calculation of tax on a distribution under Section 965 of the Internal Revenue Code. Based on this guidance, we have repatriated approximately $2.3 million of undistributed foreign earnings under the Act, which resulted in related income tax expense of $0.1 million. We have not provided for United States income taxes on the remaining undistributed earnings of foreign subsidiaries totaling approximately $3.7 million. Recording deferred income taxes on these undistributed earnings is not required because these earnings have been deemed to be permanently reinvested. These amounts would be subject to possible United States taxation only if remitted as dividends. If the amounts were not considered permanently reinvested, we would have recorded a deferred tax liability of approximately $215,000.
Temporary differences which give rise to deferred tax assets and (liabilities) on December 31, 2005 and December 25, 2004 are as follows (in thousands):

	2005	2004

Employee benefits	$6,337	$4,907
Foreign subsidiary net operating loss	702	216
Depreciation	(11,555)	(15,575)
Inventory	(18)	(658)
Accrued expenses	487	207
All other, net	(3,709)	(3,639)

	$(7,756)	$(14,542)
Valuation allowance		(473)

	$(7,756)	$(15,015)

The 2004 valuation allowance consists of a capital loss carryforward we had related to a prior investment in a wholly-owned subsidiary, UFP de Mexico and Canada. We did not anticipate realizing a future benefit from this loss carryforward, therefore, we had established an allowance for the entire amount of the future benefit. This carryforward expired at the end of 2005.
M. Commitments, Contingencies, and Guarantees
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

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
NC; Auburndale, FL; Schertz, TX; and Janesville, WI wood preservation facilities. In addition, a small reserve was established for our Thornton, CA property to remove asbestos and certain lead containing materials which existed on the property at the time of purchase.
Including amounts from our wholly owned captive insurance company, we have reserved approximately $1.7 million and $1.9 million on December 31, 2005 and December 25, 2004, respectively, representing the estimated costs to complete future remediation efforts and has not been reduced by an insurance receivable.
The manufacturers of CCA preservative voluntarily discontinued the registration of CCA for certain residential applications as of December 31, 2003. Our wood preservation facilities have been converted to alternate preservatives, either ACQ or borates. In March 2005, one facility began using CCA to treat certain marine products and panel goods for which ACQ is not a suitable preservative.
In November 2003, the EPA published its report on the risks associated with the use of CCA in children’s playsets. While the study observed that the range of potential exposure to CCA increased by the continuous use of playsets, the EPA concluded that the risks were not sufficient to require removal or replacement of any CCA treated structures. The EPA did refer a question on the use of sealants to a scientific advisory panel. The panel issued a report which provides guidance to the EPA on the use of various sealants but does not mandate their use. The EPA is reviewing the report and is expected to issue further clarifications.
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
We have been requested by a customer to defend it from purported class action lawsuits. One such lawsuit is currently pending in Illinois. The purported class action lawsuit seeks unspecified damages from this customer, based on generalized claims under a purported theory of violation of individual state Consumer Protection Act statutes. To date, none of these cases have been certified as a class action. The Illinois case was previously dismissed without prejudice. Based on an alleged violation of the Consumer Protection Act, the claim has been restated and filed. The case does not allege personal injury or property damage. The judge in this case denied class certification for this case in December 2005. As previously stated, our vendors believe and scientific studies support the fact that CCA treated lumber poses no unreasonable risks, and we intend to vigorously defend this position. While our customer has charged us for certain costs incurred in the defense of these claims and we have expensed them accordingly, we have not formally accepted liability of these costs.
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
In addition, on December 31, 2005, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.
On December 31, 2005, we had outstanding purchase commitments on capital projects of approximately $2.9 million included in other liabilities.
We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.
In certain cases we jointly bid on contracts with framing companies to supply building materials to site-built construction projects. In some of these instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. Historically, we have not had any claims for indemnity from our sureties. As of December 31, 2005, we had approximately $26.9 million in outstanding performance bonds which expire during the next two to twenty-five months. In addition, approximately $8.8 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If at the expiration of the initial lease term we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is approximately $1.7 million.
Under our sale of accounts receivable agreement, we guarantee that Universal Forest Products RMS, LLC, as accounts servicer, will remit collections on receivables sold to the bank. (See Note G.)
On December 31, 2005, we had outstanding letters of credit totaling $38.1 million, primarily related to certain insurance contracts and industrial development revenue bonds, as further described below.
In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $19.8 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.
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
Our treating operations currently include 30 “Subpart W” drip pads, defined as hazardous waste management units by the EPA. The rules regulating drip pads require that the pad be “closed” at the point that it is no longer used to manage hazardous waste. Closure involves identification and disposal of all contamination from the wood treating operations. The ultimate cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contamination, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our knowledge of existing circumstances, it is considered probable that these costs will approximate $465,000. As a result, this amount has been recorded as a liability and recorded in other long-term liabilities on December 31, 2005 in accordance with FIN 47.
N. Sale of Real Estate and Interest in Subsidiary
In January 2005, we sold real estate in Stockton, CA for $2.3 million and recorded a pre-tax gain of approximately $1.2 million.
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
O. Gain on Insurance Settlement
In April 2004, our plant in Thorndale, Ontario was destroyed by a fire. In accordance with FIN 30, Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets, we wrote off the net book value of the destroyed inventory and property totaling $3.6 million. The insured value of the property exceeded its net book value by approximately $1.4 million, which was recorded as a gain on insurance settlement. As of December 25, 2004, we have collected $2.0 million of insurance proceeds. In 2005, we collected the remaining insurance proceeds of $3.0 million.

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
P. Segment Reporting
SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Under the definition of a segment, our Eastern and Western Divisions may be considered an operating segment of our business. Under SFAS 131, segments may be aggregated if the segments have similar economic characteristics and if the nature of the products, distribution methods, customers and regulatory environments are similar. We have chosen to aggregate our divisions into one reporting segment. Our divisions operate manufacturing and treating facilities throughout North America.
In 2005, 2004, and 2003, 22%, 25%, and 30% of net sales, respectively, were to a single customer.
Information regarding principal geographic areas was as follows (in thousands):

	2005		2004		2003

		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets

United States	$2,621,443	$207,334	$2,373,289	$194,480	$1,813,257	$182,904
Foreign	70,079	24,886	79,992	29,745	85,573	38,111

Total	$2,691,522	$232,220	$2,453,281	$224,225	$1,898,830	$221,015

Sales generated in Canada and Mexico are primarily to customers in the United States of America.
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based

2005	52.7%	47.3%
2004	50.7%	49.3%
2003	51.1%	48.9%
Value-added product sales consist of fencing, decking, lattice, and other specialty products sold to the DIY/retail market, industrial packaging, engineered wood components used in site-built construction, and “wood alternative” products. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

Universal Forest Products, Inc.
Notes to Consolidated Financial Statements (continued)
The following table presents, for the periods indicated, our net sales (in thousands) by major product classification.

	Years Ended

	December 31,	December 25,	December 27,
	2005	2004	2003

Value-Added Sales
Fencing	$152,867	$139,473	$127,899
Decking	45,864	37,908	37,816
Lattice	17,485	20,755	20,705
Outdoor preservative treated products	18,667	14,469	11,820
Wood alternative products	42,516	33,348	19,357
Engineered wood components and other building materials	756,968	656,338	523,508
Turn-key framing and installed sales	126,243	120,741	58,576
Packaging	82,987	57,581	42,138
Specialty lumber products	93,443	84,919	73,650
Other	81,410	78,155	55,782

Total Value-Added Sales	1,418,450	1,243,687	971,251
Commodity-Based Sales
Dimensional lumber	510,954	451,041	296,512
Preservative treated lumber	480,294	489,682	450,891
Plywood and OSB	271,487	254,499	165,545
Other	10,337	14,372	14,631

Total Commodity-Based Sales	1,273,072	1,209,594	927,579

Total Net Sales	$2,691,522	$2,453,281	$1,898,830

Q. Quarterly Financial Information (Unaudited)
The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks (except fourth quarter of 2005 which consisted of 14 weeks) during the years ended December 31, 2005 and December 25, 2004 (in thousands, except per share data):

	First		Second		Third		Fourth

	2005	2004	2005	2004	2005	2004	2005	2004

Net sales	$537,160	$465,665	$779,552	$742,568	$721,497	$709,294	$653,313	$535,754
Gross profit	67,229	56,361	101,242	92,821	99,062	83,792	91,723	63,279
Net earnings	9,229	5,567	22,790	19,756	19,171	14,626	16,183	8,654
Basic earnings per share	0.51	0.31	1.24	1.09	1.04	0.81	0.87	0.48
Diluted earnings per share	0.49	0.30	1.20	1.06	1.00	0.78	0.84	0.46
R. Subsequent Events
On January 9, 2006, one of our subsidiaries acquired certain assets of Classic Truss Company, Inc. (“Classic”), which designs and manufactures trusses for the site-built construction market in the region surrounding Ft. Pierce, FL. The purchase price was approximately $2.1 million. Classic had net sales totaling approximately $6.0 million in 2005.

Price Range of Common Stock and Dividends
Our common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by Nasdaq.

Fiscal 2005	High	Low	Fiscal 2004	High	Low

Fourth Quarter	61.69	50.34	Fourth Quarter	44.34	31.50
Third Quarter	58.97	39.78	Third Quarter	34.19	28.54
Second Quarter	42.86	37.10	Second Quarter	33.03	26.36
First Quarter	44.55	37.03	First Quarter	34.48	28.08
There were approximately 1,000 shareholders of record as of January 31, 2006.
In 2005, we paid dividends on our common stock of $.055 per share in December and $.050 per share in June. In 2004, we paid dividends on our common stock of $.050 per share in June and December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.
Directors and Executive Officers
BOARD OF DIRECTORS
Peter F. Secchia
Chairman of the Board
Universal Forest Products, Inc.
William G. Currie
Vice Chairman of the Board and
Chief Executive Officer
Universal Forest Products, Inc.
Dan M. Dutton
Chairman of the Board
Stimson Lumber Co.
John M. Engler
President and Chief Executive Officer
National Association of Manufacturers
John W. Garside
President and Treasurer
Woodruff Coal Company
Gary F. Goode, CPA
Chairman
Titan Sales & Consulting, LLC
Mark A. Murray
President
Grand Valley State University
Louis A. Smith
President
Smith and Johnson, Attorneys, P.C.
EXECUTIVE OFFICERS
William G. Currie
Vice Chairman of the Board and
Chief Executive Officer
Michael B. Glenn
President and Chief Operating Officer
Michael R. Cole
Chief Financial Officer and Treasurer
Robert D. Coleman
Executive Vice President Manufacturing
C. Scott Greene
President
Universal Forest Products
Eastern Division, Inc.
Robert K. Hill
President
Universal Forest Products
Western Division, Inc.
Ronald G. Klyn
Chief Information Officer
Matthew J. Missad
Executive Vice President and Secretary

Shareholder Information
ANNUAL MEETING
The annual meeting of Universal Forest Products, Inc., will be held at 8:30 a.m. on April 19, 2006, at the Company’s corporate headquarters, 2801 East Beltline NE, Grand Rapids, MI 49525.
SHAREHOLDER INFORMATION
Shares of the Company’s stock are traded under the symbol UFPI on the NASDAQ Stock Market. The Company’s 10-K report, filed with the Securities and Exchange Commission, will be provided free of charge to any shareholder upon written request. For more information contact:
Investor Relations Department
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Web: www.ufpi.com
SECURITIES COUNSEL
Varnum, Riddering, Schmidt & Howlett
Grand Rapids, MI
INDEPENDENT ACCOUNTANTS
Ernst & Young LLP
Grand Rapids, MI
TRANSFER AGENT/
SHAREHOLDER INQUIRIES
American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address, and dividend payments should be addressed to:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10005
Telephone: (718) 921-8210
UNIVERSAL FOREST
PRODUCTS, INC.,
CORPORATE HEADQUARTERS
2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 364-5558
UNIVERSAL FOREST
PRODUCTS, INC.,
AND ITS AFFILIATES
Locations:
Arlington, TX
Ashburn, GA
Auburn, NY
Auburndale, FL
Belchertown, MA
Berlin, NJ
Blanchester, OH
Bunn, NC
Burlington, NC
Chaffee, NY
Chandler, AZ
Chesapeake, VA
Clinton, NY
Conway, SC
Crestwood, MO
Dallas, NC
Dallas, TX
Denver, CO
Durango, Durango, Mexico
Earlysville, VA
Eatonton, GA
Eliot, ME
Elizabeth City, NC
Emlenton, PA
Englewood, CO
Fishersville, VA
Folkston, GA
Fontana, CA
Ft. Pierce, FL
Georgetown, DE
Gordon, PA
Grandview, TX
Grand Rapids, MI
Granger, IN
Haleyville, AL
Hamilton, OH
Harrisonville, MO
Hope, AR
Houston, TX
Hudson, NY
Indianapolis, IN
Jacksonville, FL
Janesville, WI
Jefferson, GA
Kyle, TX
Lacolle, Quebec, Canada
Lafayette, CO
Lancaster, PA
Lansing, MI
Las Vegas, NV (2)
Liberty, NC
Lodi, OH
London, Ontario, Canada
Minneota, MN
Moultrie, GA
New London, NC
New Waverly, TX
New Windsor, MD
Ocala, FL
Ooltewah, TN
Parker, PA
Pearisburg, VA
Plainville, MA
Prairie du Chien, WI
Ranson, WV
Riverside, CA
Saginaw, TX
Salisbury, NC
San Antonio, TX
San Diego, CA
Sanford, NC
Santee, SC
Schertz, TX
Sidney, NY
Silsbee, TX
Springfield, IL
Stockertown, PA
Tampa, FL
Tecate, Baja California, Mexico
Thornton, CA
Union City, GA
Warrens, WI
Westville, IN
White Bear Lake, MN
White Pigeon, MI
Windsor, CO
Woodburn, OR