Form 10-K, Exhibit 13
period 2006-12-30
UNIVERSAL FOREST PRODUCTS INC
filed 2007-02-27
CIK 912767

Universal Forest Products, Inc.

Financial Information

Selected Financial Data

(In thousands, except per share and statistics data)

	2006	2005	2004	2003	2002

Consolidated Statement of Earnings Data
Net sales	$2,664,572	$2,691,522	$2,453,281	$1,898,830	$1,639,899
Gross profit	381,682	359,256	296,253	257,986	230,410
Earnings before income taxes and minority interest	112,135	110,772	83,059	65,792	62,115
Net earnings	70,125	67,373	48,603	40,119	36,637
Diluted earnings per share	$3.62	$3.53	$2.59	$2.18	$1.97
Dividends per share	$0.110	$0.105	$0.100	$0.095	$0.090
Weighted average shares outstanding with common stock equivalents	19,370	19,106	18,771	18,379	18,619
Consolidated Balance Sheet Data
Working capital(1)	$282,913	$298,027	$222,618	$190,400	$185,256
Total assets	913,441	876,920	762,360	686,931	638,874
Total debt and capital lease obligations	170,097	209,497	207,142	213,186	243,572
Shareholders’ equity	514,742	431,852	356,769	305,104	264,804
Statistics
Gross profit as a percentage of net sales	14.3%	13.3%	12.1%	13.6%	14.1%
Net earnings as a percentage of net sales	2.6%	2.5%	2.0%	2.1%	2.2%
Return on beginning equity(2)	16.2%	18.9%	15.9%	15.2%	13.6%
Current ratio	2.47	2.46	2.21	2.33	2.64
Debt to equity ratio	0.33	0.49	0.58	0.70	0.92
Book value per common share(3)	$27.29	$23.47	$19.82	$17.13	$14.93

(1)	Current assets less current liabilities.

(2)	Net earnings divided by beginning shareholders’ equity (including temporary shareholders’ equity).

(3)	Shareholders’ equity divided by common stock outstanding.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations

We advise you to read the issues discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 30, 2006. We also encourage you to read our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission. That report includes “Risk Factors” that you should consider in connection with any decision to buy or sell our securities. We are pleased to present this overview of 2006.

Overview

Our results for 2006 were highlighted by:

•	Our organic sales growth in the site-built construction and industrial markets as we increased our market share in each. In the third quarter of 2006 our results were impacted by a decline in housing starts that worsened in our fourth quarter. The decline in housing starts is a result of an excess supply of single-family homes in many regions of the country. We currently anticipate a decline in housing starts in 2007 compared to 2006 as the industry works through this excess supply.

•	Our unit sales to the do-it-yourself/retail (“DIY/retail”) market declined primarily due to a decrease in consumer spending combined with a decline in housing starts and existing home sales. The effect of these market conditions was partially offset by market share gains with “big box” customers.

•	Our unit sales to the manufactured housing market decreased due to adverse industry conditions as HUD code production decreased approximately 20%, partially due to FEMA orders in the fourth quarter of 2005 related to Hurricanes Katrina and Rita. We were able to gain market share this year which helped mitigate part of the impact of these difficult industry conditions.

•	Lumber prices were approximately 16% lower on average compared to the same period of 2005. This resulted in lowering our overall selling prices (see “Impact of the Lumber Market on Our Operating Results” below) and working capital requirements.

•	The 6% increase in gross profit dollars we achieved surpassed our 3% increase in units shipped. Our improved profitability was primarily due to a combination of:

•	Increased sales of higher margin, value-added products to 56.8% of total sales from 52.7% of total sales last year.

•	Improved profitability on sales to our industrial market.

•	Cost efficiencies we achieved through our company-wide innovation program.

•	A decrease in interest-bearing debt to $170.1 million from $209.5 million, in spite of nearly $71.8 million invested in acquisitions to drive future growth, due to strong cash flows.

•	We completed several strategic business combinations which are highlighted under the caption “Business Combinations and Asset Purchases”.

•	We recently announced our new five year growth plan entitled “GO (Growth and Opportunity) 2010” which is discussed under the caption “Forward Outlook”.

In summary, we remain optimistic about the future of our business, markets, and strategies, and our employees remain focused on adding value for our customers, executing our strategies, and meeting our goals.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Historical Lumber Prices

The following table presents the Random Lengths framing lumber composite price for the years ended December 30, 2006, December 31, 2005, and December 25, 2004.

	Random Lengths Composite
	Average $/MBF

	2006	2005	2004

January	$382	$381	$341
February	377	420	376
March	368	422	382
April	369	407	431
May	341	386	456
June	326	405	423
July	309	381	426
August	296	360	473
September	292	395	441
October	274	373	378
November	276	359	355
December	288	365	376
Annual average	$325	$388	$405
Annual percentage change	(16.2%)	(4.2%)	30.6%

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF

	2006	2005	2004

January	$496	$446	$410
February	503	489	436
March	514	501	487
April	510	511	532
May	488	500	535
June	444	538	498
July	409	536	479
August	394	503	503
September	387	501	473
October	363	463	429
November	365	436	394
December	396	462	408
Annual average	$439	$491	$465
Annual percentage change	(10.6%)	5.6%	17.1%

Impact of the Lumber Market on Our Operating Profits

We experience significant fluctuations in the cost of commodity lumber products from primary producers (“Lumber Market”). We generally price our products to pass lumber costs through to our customers so our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs are a significant percentage of our cost of goods sold.

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

Below is a general description of the primary ways in which our products are priced.

•	Products with fixed selling prices. These products include value-added products such as decking and fencing sold to DIY/retail customers, as well as trusses, wall panels, and other components sold to the site-built construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time period and quantity limitations generally allow us to re-price our products for changes in lumber costs from our suppliers.

•	Products with selling prices indexed to the reported Lumber Market with a fixed dollar “adder” to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing market. For these products, we estimate the customers’ needs and carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices.

Changes in the trend of lumber prices have their greatest impact on the following products:

•	Products with significant inventory levels and low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises almost 16% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs.

•	Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices by locking in costs.

In addition to the impact of Lumber Market trends on gross margins, changes in the level of the market cause fluctuations in gross margins when comparing operating results from period to period. This is explained in the following example, which assumes the price of lumber has increased from period one to period two, with no changes in the trend within each period.

	Period 1	Period 2

Lumber cost	$300	$400
Conversion cost	50	50

=Product cost	350	450
Adder	50	50

=Sell price	$400	$500
Gross margin	12.5%	10.0%

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

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Business Combinations and Asset Purchases

All of the transactions mentioned below are considered business combinations. See Note B to the Consolidated Financial Statements for further details. Each business combination has been accounted for using the purchase method.

Company Name	Acquisition Date	Business Description

Banks Lumber (“Banks”)	November 17, 2006	Manufactures roof trusses and cut-to-size structural lumber for manufactured housing and recreational vehicle (RV) manufacturers nationwide. The company currently has continuing operations in Elkhart, IN, Edwardsburg, MI, Morristown, TN, Auburndale, FL and Hillsboro, TX.
GeoMatrix, Inc. (“GeoMatrix”)	August 18, 2006	Develops and distributes plastic lattice products and other proprietary plastic products.
United Lumber and Reman, LLC (“United”)	July 10, 2006	Manufactures industrial wood products and is located in Muscle Schoals, AL. Acquired a 50% membership interest.
Dura-Bilt Mfg. Co. (“Dura-Bilt”)	June 5, 2006	Designs and manufactures roof and floor trusses for site-built construction. The company is located in Riverbank, CA.
Shawnlee Construction, LLC (“Shawnlee”)	April 3, 2006, June 27, 2005 and April 2, 2004	Provides framing services for multi-family construction in the Northeast. Located in Plainville, MA. Purchased initial 50% membership interest on April 2, 2004, an additional 25% membership interest on June 27, 2005, and an additional 5% membership interest on April 3, 2006.
Classic Truss Company, Inc. (“Classic”)	January 9, 2006	Manufactures and distributes engineered wood components for site-built construction. The company is located in Fort Pierce, FL.
DecKorators, Inc. (“DecKorators”)	November 14, 2005	Provides decorative balusters and accessories for residential decks and porches to independent dealers and certain “big box” home improvement retailers. The company has locations in Crestwood and St. Louis, MO.
Shepardville Construction, Inc. and AW Construction, LLC (“Shepardville and AW”)	June 27, 2005	Installs interior products such as base boards, crown moldings, window sills and casings, doors, and cabinets for commercial and multi-family construction projects. Located in Warwick, RI and Wolcott, CT. These entities were merged on January 1, 2006.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Company Name	Acquisition Date	Business Description

Maine Ornamental Woodworkers, Inc. (“Maine Ornamental”)	June 2, 2005	Provides decorative post caps for fencing and decking applications to two-step distributors and certain “big box” home improvement retailers. The company has locations in Winthrop and Eliot, ME and Bainbridge Island, WA.
Slaughter Industries (“Slaughter”)	March 15, 2004	Distributes lumber products and manufactures engineered wood components for site-built construction. Located in Dallas, TX.
Midwest Building Systems, Inc. (“Midwest”)	January 30, 2004	Manufactures engineered wood components for site-built construction. Located in Indianapolis, IN.

Results of Operations

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended

	December 30,	December 31,	December 25,
	2006	2005	2004

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	85.7	86.7	87.9

Gross profit	14.3	13.3	12.1
Selling, general and administrative expenses	9.7	8.8	8.2
Gain on insurance settlement			(0.0)

Earnings from operations	4.6	4.5	3.9
Interest, net	(0.4)	(0.5)	(0.6)
Net gain on sale of real estate and interest in subsidiary	0.0	0.1	0.1

Earnings before income taxes and minority interest	4.2	4.1	3.4
Income taxes	1.5	1.5	1.3

Earnings before minority interest	2.7	2.6	2.1
Minority interest	(0.1)	(0.1)	(0.1)

Net earnings	2.6%	2.5%	2.0%

Gross Sales

We engineer, manufacture, treat, distribute and install lumber, composite wood, plastic, and other building products for the DIY/retail, site-built construction, manufactured housing, and industrial markets. Our strategic sales objectives include:

•	Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users.

•	Expanding geographically in our core businesses.

•	Increasing sales of “value-added” products and framing services. Value-added product sales primarily consist of fencing, decking, lattice, and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood components, and “wood alternative” products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

•	Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our gross sales (in thousands) and change in gross sales by market classification.

	Years Ended

	December 30,	%	December 31,	%	December 25,
Market Classification	2006	Change	2005	Change	2004

DIY/retail	$962,240	(5.0)	$1,012,531	1.0	$1,002,427
Site-Built Construction	811,923	7.7	753,791	17.8	640,053
Manufactured Housing	382,203	(13.1)	440,036	14.3	384,935
Industrial	550,669	4.3	527,946	14.6	460,526

Total Gross Sales	2,707,035	(1.0)	2,734,304	9.9	2,487,941
Sales allowances	(42,463)		(42,782)		(34,660)

Total Net Sales	$2,664,572	(1.0)	$2,691,522	9.7	$2,453,281

Note:	During 2006, we reviewed our customer lists and made certain reclassifications. Historical information has been restated to reflect these reclassifications.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

% Change
	in Sales	in Selling Prices	in Units

2006 versus 2005	−1%	−4%	+3%
2005 versus 2004	+10%	+2%	+8%
2004 versus 2003	+29%	+18%	+11%

In 2006, we estimate that our unit sales increased by 2% as a result of business acquisitions and new plants, our unit sales decreased by 1% as a result of closed facilities, and our unit sales out of existing facilities increased by 2%. Our overall selling prices fluctuate as a result of the Lumber Market (see “Historical Lumber Prices”), since our pricing practices are designed to pass these costs along to our customers. (See “Impact of the Lumber Market on our Operating Results.”)

In 2005, we estimate that our unit sales increased by 1% as a result of business combinations and new plants, while our unit sales out of existing facilities increased by 7%.

Changes in our sales by market are discussed below.

DIY/Retail:

Gross sales to the DIY/retail market decreased 5% in 2006 compared to 2005, as a result of a 3% decrease in units shipped and a 2% decrease in overall selling prices due to the Lumber Market. Our decline in unit sales was a result of a 5% decline in unit sales out of existing and closed facilities, offset by a 2% increase in unit sales attributable to our business acquisitions of DecKorators and GeoMatrix. Our unit sales out of existing facilities declined due in part to decreases in consumer spending and housing starts. These decreases were partially offset by market share gains we realized with our “big box” customers.

Gross sales to the DIY/retail market increased 1% in 2005 compared to 2004, due to the higher Lumber Market for SYP. Our unit sales declined 3% comparing the two periods, due, in part, to our strategy to walk away from certain business that did not meet profitability expectations and to better balance our business by growing our other markets faster than the DIY/retail market. This unit sales decline was offset slightly by our acquisition of Maine Ornamental.

Site-Built Construction:

Gross sales to the site-built construction market increased 8% in 2006 compared to 2005, due to an increase in unit sales as selling prices remained relatively flat. Unit sales increased 1% as a result of acquisitions and new facilities combined with 7% organic growth out of several existing facilities. Our growth was a result of strong housing and multi-family construction activities in certain regions during the first six months of 2006 and greater market penetration by offering turn-key framing and lumber packages in addition to wall panels in some regions. In addition, our multi-family framing operation in the Northeast achieved significant increases in sales and

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

gained market share. A dramatic decline in housing starts beginning in the third quarter and continuing through the fourth quarter of 2006 negatively impacted our unit sales of engineered trusses and offset part of the positive results mentioned above.

Gross sales to the site-built construction market increased 18% in 2005 compared to 2004, primarily due to an estimated 17% increase in unit sales. Unit sales increased as a result of acquisitions and new facilities combined with 13% organic growth out of several existing facilities, particularly those in our Carolina, Southern California and Texas regions.

Manufactured Housing:

Gross sales to the manufactured housing market decreased 13% in 2006 compared to 2005. The decrease resulted from a 5% decrease in units shipped and an 8% decrease in selling prices due to the Lumber Market. Our decline in unit sales resulted from a significant decline in industry production. Industry production of HUD code homes decreased 20% in 2006, including a 50% decline in the fourth quarter due to hurricane-related sales last year. Modular home production declined 20% in 2006. We were able to mitigate part of the impact of these difficult market conditions by increasing our market share through organic growth and the acquisition of Banks in November 2006.

Gross sales to the manufactured housing market increased 14% in 2005 compared to 2004, due to organic sales growth. An increase in units shipped primarily resulted from achieving increased market share with modular home producers and an increase in manufactured housing production in the fourth quarter due to Hurricanes Katrina and Rita. Industry production for HUD code homes increased 12% in 2005, including a 43% increase in the fourth quarter of 2005.

Industrial:

Gross sales to industrial customers increased 4% in 2006 compared to 2005, due to an estimated 12% increase in units shipped, partially offset by an 8% decrease in selling prices due to the Lumber Market. Our unit sales increase was the result of organic growth out of several existing facilities. Since December 2005 we have added nearly 1,200 new accounts and have been successful at increasing our sales with existing customers. We believe our unit sales and market share continue to grow significantly due to our dedicated local sales teams and national sales support efforts, combined with our competitive advantages in manufacturing, purchasing, and material utilization.

Gross sales to industrial customers increased 15% in 2005 compared to 2004, due to an estimated 14% increase in units shipped. Units shipped increased as a result of organic growth out of several existing plants, particularly those in our Southeast, West Central, and Southwest regions. We’ve added almost 1,000 new accounts since December 2004 and we have been successful at significantly increasing our sales with existing accounts.

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based

2006	56.8%	43.2%
2005	52.7%	47.3%
2004	50.7%	49.3%

Value-added sales increased 7% in 2006 compared to 2005, primarily due to increased sales of framing services to the site-built market and increased sales of fence fundamentals and deck necessities to the DIY/retail market. Commodity-based sales decreased 10% primarily due to a decrease in unit sales of treated lumber to the DIY/retail market, lumber packages to the site-built construction market and the decline in the level of the Lumber Market.

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

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Cost of Goods Sold and Gross Profit

Gross profit as a percentage of net sales increased to 14.3% in 2006 compared to 13.3% in 2005 due, in part, to the lower level of the Lumber Market in 2006. Our gross profit dollars increased by 6% in 2006, while our units shipped increased by 3%. Our improved profitability was primarily due to a combination of:

•	Increased sales of higher margin, value-added products.

•	Improved profitability on sales to our industrial market.

•	Cost efficiencies we achieved through our company-wide innovation program.

Gross profit as a percentage of net sales increased to 13.3% in 2005 compared to 12.1% in 2004 and our gross profit dollars increased by almost 21% in 2005, while our units shipped increased by 8%. Our improved profitability was primarily due to a combination of:

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

Selling, General, and Administrative Expenses

SG&A expenses increased 10% in 2006, which compares unfavorably with our 3% increase in unit sales. Business acquisitions and new plants added $12.9 million in SG&A expenses, which represents approximately 50% of the overall increase. The remaining increase was primarily due to increases in compensation and benefit expenses, travel-related expenses, professional services and stock based compensation expense. These amounts were partially offset by a decline in bad debt expense and liability insurance expense.

SG&A expenses increased 17% in 2005, which compares unfavorably with our 8% increase in unit sales. This increase was primarily due to increased headcount to support our site-built construction and industrial businesses, greater health care costs, certain taxes, amortization of intangible assets associated with recent acquisitions, and incentive compensation tied to operating profits and return on investment.

Stock-Based Compensation

See Notes to Consolidated Financial Statements, Note I, “Stock-Based Compensation”.

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

Interest, Net

Net interest costs were lower in 2006 compared to 2005 due to a combination of increased income on investments held by our wholly-owned insurance captive and a decline in interest expense, in spite of higher borrowing rates on our variable rate debt. The overall decline in interest expense is also attributable to our decreased borrowings under our revolving credit facility.

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

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Sale of Real Estate and Interest in Subsidiary

On November 9, 2006 we sold real estate located in Riverside, CA for $0.6 million and recorded a pre-tax gain totaling approximately $0.6 million.

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

Income Taxes

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences. Our effective tax rate decreased to 34.6% in 2006 compared to 37.1% in 2005 primarily due to a $4.5 million estimated benefit from federal research & development tax credits for 2001 — 2006 combined with a decline in our effective state income tax rate due to tax credits received in 2006, partially offset by a $1.1 million expense to establish a valuation allowance against a net operating loss carry forward for our Canadian subsidiary.

Our effective tax rate decreased to 37.1% in 2005 compared to 37.9% in 2004 as a result of the new manufacturing deduction allowed in 2005 under the Jobs Creation Act and income taxes accrued on the sale of Nascor Incorporated in 2004.

Off-Balance Sheet Transactions and Contractual Obligations

We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 30, 2006 (in thousands).

	Payments Due by Period
	Less than	1 - 3	3 - 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total

Long-term debt	$680	$110,342	$505	$58,570	$170,097
Estimated interest on long-term debt	10,381	15,184	6,345	10,733	42,643
Operating leases	13,788	19,718	8,971	543	43,020
Capital project purchase obligations	6,069				6,069

Total	$30,918	$145,244	$15,821	$69,846	$261,829

As of December 30, 2006, we also had $39.2 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Liquidity and Capital Resources

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	2006	2005	2004

Cash from operating activities	$152,322	$74,132	$50,234
Cash from investing activities	(111,705)	(55,409)	(37,256)
Cash from financing activities	(35,724)	2,218	(5,134)

Net change in cash and cash equivalents	4,893	20,941	7,844
Cash and cash equivalents, beginning of year	46,215	25,274	17,430

Cash and cash equivalents, end of year	$51,108	$46,215	$25,274

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuances of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization. We believe this is one of many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.

Seasonality has a significant impact on our working capital from March to August which historically resulted in negative or modest cash flows from operations in our first and second quarters. Conversely, we experience a substantial decrease in working capital from September to February which results in significant cash flow from operations in our third and fourth quarters.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle (excluding the impact of our sale of receivable program) decreased to 40 days in 2006 from 41 days in 2005 as we were able to extend our payables cycle.

Cash flows from operating activities improved by approximately $78 million in 2006 compared to 2005, primarily due to the following:

•	A reduction in working capital requirements due to the decline in the Lumber Market;

•	At the end of 2006 we had $29 million of receivables sold and outstanding under our accounts receivable sale arrangement, compared to the end of 2005 when we did not have this arrangement in place;

•	Lower working capital requirements at the end of 2006 compared to the end of 2005 due to a decline in business as a result of difficult market conditions.

Cash used for investing activities increased by approximately $56 million in 2006 compared to 2005 which was comprised of the following noteworthy changes:

•	A $51.1 million increase in amounts spent for business acquisitions, which totaled $71.8 million in 2006. Business acquisitions consisted of approximately $2.1 to acquire the assets of Classic, $8.4 million used to acquire the assets of Dura-Bilt, approximately $0.8 million used to acquire another 5% interest in Shawnlee, $4.5 million used to acquire a 50% membership interest in United, $11.3 million used to acquire the assets of GeoMatrix, and $44.7 million used to acquire the assets of Banks;

•	A $3.2 million increase in capital expenditures;

•	And a $3 million decrease in the collection of insurance proceeds.

Cash flows from financing activities primarily consisted of cash paid to reduce the amount outstanding under our revolving credit facility. On December 30, 2006, we had $15.8 million outstanding on our $250 million revolving credit facility. The revolving credit facility supports letters of credit totaling approximately $36.7 million on December 30, 2006. Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 30, 2006.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Environmental Considerations and Regulations

See Notes to Consolidated Financial Statements, Note M, “Commitments, Contingencies, and Guarantees”.

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

Self-Insurance Reserves

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 30, 2006. Our accounting policies with respect to the reserves are as follows:

•	General liability, automobile, workers’ compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.

•	Health benefits are self-insured by us up to our pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics, and trends.

•	The environmental reserve is based on known remediation activities at certain wood preservation facilities and the potential for undetected environmental matters at other sites. The reserve for known activities is based on expected future costs and is computed by in-house experts responsible for managing our monitoring and remediation activities. (See “Environmental Considerations and Regulations.”)

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

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

Recently Issued Accounting Standards

See Notes to Consolidated Financial Statements, Note A, “Summary of Significant Accounting Policies”.

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

“GO 2010”

We recently announced our new five year growth plan entitled “GO (Growth and Opportunity) 2010”, which includes goals to be achieved by the end of our fiscal year 2010:

•	Increasing sales to $4 billion.

•	Improving productivity by 10%, which will be measured through a variety of statistics such as sales per employee and operating profit per employee.

•	Improving inventory turnover and our cash cycle by 10%.

•	Achieving 100% customer satisfaction.

•	Increasing opportunities for all employees.

The plan focuses on growing the business through organic and acquisition growth, driving waste out of our processes through a new program called Continuous Improvement — The Universal Way (“Continuous Improvement”), and changes to the organizational structure intended to cultivate growth and opportunity for the organization and its employees.

We anticipate growth in our business in 2007. Key assumptions with respect to our 2007 outlook include:

•	A difficult housing market for the first half of 2007, which improves later in the year as the excess supply of new single-family homes subsides.

•	Stable or modest gains in home improvement expenditures driven by the continued growth of aging housing stock, continued increases in all-time home ownership rates, and strong home sales in recent years.

•	A continued oversupply of lumber relative to demand, resulting in low prices.

•	Opportunities for market share gains in site-built construction, industrial business, and DIY/retail, including consumer products.

•	The complete integration of strategic business acquisitions that occurred in 2006, such as Banks Lumber, and the acquisition of Aljoma Lumber, Inc. (“Aljoma”) completed in February 2007. See Notes to Consolidated Financial Statements, Note R, “Subsequent Events”.

Although we anticipate challenges in some of our markets in the first six months of 2007, we are targeting unit sales growth of 10% to 15%, including the impact of acquisitions we completed in 2006 and the Aljoma acquisition we completed in 2007. We are also targeting net earnings growth of 5% to 10% over 2006, excluding the estimated $4.5 million federal research & development tax credit and the $1.1 million deferred tax valuation allowance mentioned under the caption “Income Taxes”.

DIY/Retail Market

The Home Improvement Research Institute forecasts an increase in home improvement product sales of 1.3% to $315 billion in 2007. A slower pace of growth is forecasted due to a slow down in consumer spending and a continued decline in housing market activity in 2007.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

In 2007, we believe our unit sales will increase primarily due to additional market share gained with certain “big box” home improvement retailers and additional unit sales from recent acquisitions, offset somewhat by a decline in housing activity. On a long-term basis, it is our goal to achieve sales growth by:

•	Increasing our market share of value-added wood products and preservative-treated products as a result of our national presence, service capabilities that meet stringent customer requirements, diversified product offering, and purchasing leverage.

•	Increasing our sales of wood alternative products such as composite wood decking, which continues to take market share from preservative-treated products. Although we expect this trend to continue to some extent, we believe wood products will continue to maintain a dominant market share for the foreseeable future as a result of its cost advantages over wood alternative products.

•	Increasing our market penetration of products distributed by our newly formed Consumer Products Division, including decorative balusters, accessories, and post caps, plastic lattice and other proprietary plastic products which have greatly enhanced our deck and fencing product lines.

•	Developing new value-added products and services for this market through our Consumer Products Division.

•	Adding capacity through strategic business acquisitions.

Site-Built Construction Market

The National Association of Home Builders forecasts a 13.8% decline in housing starts to an estimated 1.56 million starts in 2007 as the industry continues to recover from excess inventory levels of single-family homes.

In 2007, we believe the decline in single family housing starts will adversely impact our sales. Our strategy during this downturn is to continue to gain market share as a result of:

•	Our cost advantages over smaller competitors.

•	Sales of wall panels and our Open Joisttm product lines, which help our customers reduce costs compared to products and methods of construction currently used.

•	Continuing to offer framing services.

•	Completing business acquisitions in regions where we do not have a presence.

On a long-term basis, we anticipate growth in our sales to the site-built construction market primarily as a result of market share gains achieved through:

•	Acquisitions of component manufacturers and framing services providers. We believe the trend whereby customers prefer to purchase a combination of components and framing services will continue. Therefore, our acquisition strategy includes targeted markets for framing operations.

•	Greater customer acceptance of engineered wood components, because of the benefits these products provide builders over traditional carpentry methods employed on the job site.

•	Industry consolidation toward large production-oriented builders, which tend to prefer the use of engineered products and who desire suppliers with a national presence.

We expect that business acquisitions will play a major role in our future growth in this market.

Manufactured Housing Market

The Manufactured Housing Institute has made a preliminary forecast of a slight decrease in shipments of HUD code homes in 2007. It is our goal to maintain our current market share of trusses produced for this market, which increased as a result of our acquisition of Banks Lumber in November 2006.

Sales of modular homes are expected to gain share in 2007 as a result of more developers adopting the controlled building environment of modular construction as a method of cost control. In addition, these consumers are expected to continue to experience more favorable lending rates compared to HUD code homes. It is our goal to maintain our market share of trusses produced for the modular market as a

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

result of our strong relationships with modular builders, design services and proprietary products, and successful integration of Banks Lumber.

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

Gross Profit

We believe the following factors may impact our gross profits and margins in the future:

•	We have a long-term goal of continuing to increase our ratio of value-added sales to total sales, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective. However, achievement of this goal is dependent, in part, upon certain factors that are beyond our control.

•	Our ability to increase sales and maintain gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. If our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.

•	In the first half of 2007 we will experience challenging market conditions. These conditions will continue to result in more intense price competition and/or a reduction in sales of some products, particularly those for site-built construction.

•	Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber impact our gross margins. (See “Impact of the Lumber Market on our Operating Results.”)

•	Our ability to gain market share and the relative strength of our end markets will impact our sales prices, capacity utilization, and profitability.

•	Our ability to continue to achieve cost reductions through our Continuous Improvement initiative.

Selling, General, and Administrative Expenses

SG&A costs have increased at a rate greater than our unit sales in recent years due, in part, to acquisitions of engineered wood component manufacturers, which have extensive engineering and design costs, our growth in sales to the industrial market, and certain investments in technology. However, we strive to achieve economies of scale in other administrative departments as sales growth objectives are met. We believe our Continuous Improvement initiative will help us achieve this goal.

Liquidity and Capital Resources

Our cash cycle will continue to be impacted in the future based on our mix of sales by market. Sales to the site-built construction and industrial markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the DIY/retail and manufactured housing markets.

Management expects to spend $40 million on capital expenditures in 2007 and incur depreciation and amortization of intangible assets of approximately $46 million. Besides “maintenance” capital expenditures totaling approximately $35 million, we currently plan to spend an additional $5 million to expand the business. On December 30, 2006, we had outstanding purchase commitments on capital projects of approximately $6.1 million.

We have no present intention to change our dividend policy, which is currently $0.055 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.5 million shares as of December 30, 2006. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.

Universal Forest Products, Inc.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations (continued)

We are obligated to pay amounts due on long-term debt totaling approximately $0.7 million in 2007.

On February 12, 2007, we amended and increased the size of our unsecured revolving credit facility to $300 million, which includes amounts reserved for letters of credit. The facility is also used to fund seasonal working capital requirements and growth, including acquisitions. We believe our peak seasonal working capital requirements may consume up to $100 million of this availability through June of 2007 and then decrease for the balance of the year in line with historical trends. We plan to finance our capital requirements for the year through operating cash flows, the use of our sale of receivables program, and use of our revolving credit facility.

On February 12, 2007, one of our subsidiaries acquired all of the common shares of Aljoma Lumber, Inc. located in Medley, FL, a leading manufacturer of pressure-treated wood and industrial products that serves Southern Florida and the Caribbean islands. The purchase price of the common shares of Aljoma was approximately $53.5 million.

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

We assessed the effectiveness of our internal control over financial reporting as of December 30, 2006. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, management has concluded that as of December 30, 2006, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on management’s assessment of our internal control over financial reporting. Their report immediately follows our report.

Universal Forest Products, Inc.
February 27, 2007

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that Universal Forest Products, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Universal Forest Products, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 30, 2006 of Universal Forest Products, Inc. and subsidiaries and our report dated February 12, 2007 expressed an unqualified opinion thereon.

Grand Rapids, Michigan
February 12, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 30, 2006 and December 31, 2005, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 30, 2006 and December 31, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 12, 2007 expressed an unqualified opinion thereon.

Grand Rapids, Michigan
February 12, 2007

Consolidated Balance Sheets

(In thousands, except share data)

	December 30,	December 31,
	2006	2005

Assets
CURRENT ASSETS:
Cash and cash equivalents	$51,108	$46,215
Accounts receivable, net	148,242	185,080
Inventories:
Raw materials	128,621	144,361
Finished goods	116,497	109,408

	245,118	253,769
Other current assets	9,363	11,956
Prepaid income taxes	15,239
Deferred income taxes	6,065	5,158

TOTAL CURRENT ASSETS	475,135	502,178

OTHER ASSETS	7,404	7,887
GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS	155,177	131,556
OTHER INTANGIBLE ASSETS, NET	25,390	10,966
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	71,366	64,534
Building and improvements	153,369	139,200
Machinery, equipment and office furniture	234,741	204,924
Construction in progress	6,545	3,817

	466,021	412,475
Less accumulated depreciation and amortization	(215,686)	(188,142)

PROPERTY, PLANT AND EQUIPMENT, NET	250,335	224,333

TOTAL ASSETS	$913,441	$876,920

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	$94,441	$106,716
Accrued liabilities:
Compensation and benefits	71,990	69,528
Income taxes		1,604
Other	25,111	25,845
Current portion of long-term debt and capital lease obligations	680	458

TOTAL CURRENT LIABILITIES	192,222	204,151

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	169,417	209,039
DEFERRED INCOME TAXES	12,697	12,914
MINORITY INTEREST	10,819	8,577
OTHER LIABILITIES	13,544	10,387

TOTAL LIABILITIES	398,699	445,068
SHAREHOLDERS’ EQUITY:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000; issued and outstanding 18,858,892 and 18,402,648	18,859	18,403
Additional paid-in capital	113,754	97,372
Deferred stock compensation		4,212
Deferred stock compensation rabbi trust		(2,117)
Retained earnings	380,931	312,878
Accumulated other comprehensive earnings	2,451	2,408

	515,995	433,156
Employee stock notes receivable	(1,253)	(1,304)

TOTAL SHAREHOLDERS’ EQUITY	514,742	431,852

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$913,441	$876,920

See notes to consolidated financial statements.

Consolidated Statements of Earnings

(In thousands, except per share data)

	Year Ended
	December 30,	December 31,	December 25,
	2006	2005	2004

NET SALES	$2,664,572	$2,691,522	$2,453,281
COST OF GOODS SOLD	2,282,890	2,332,266	2,157,028

GROSS PROFIT	381,682	359,256	296,253
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	258,591	235,651	201,335
GAIN ON INSURANCE SETTLEMENT			(1,391)

EARNINGS FROM OPERATIONS	123,091	123,605	96,309
OTHER EXPENSE (INCOME):
Interest expense	14,053	15,171	14,904
Interest income	(2,443)	(1,098)	(284)
Net gain on sale of real estate and interest in subsidiary	(654)	(1,240)	(1,370)

	10,956	12,833	13,250

EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	112,135	110,772	83,059
INCOME TAXES	38,760	41,050	31,462

EARNINGS BEFORE MINORITY INTEREST	73,375	69,722	51,597
MINORITY INTEREST	(3,250)	(2,349)	(2,994)

NET EARNINGS	$70,125	$67,373	$48,603

EARNINGS PER SHARE — BASIC	$3.73	$3.67	$2.70
EARNINGS PER SHARE — DILUTED	$3.62	$3.53	$2.59
WEIGHTED AVERAGE SHARES OUTSTANDING	18,820	18,374	18,032
WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK EQUIVALENTS	19,370	19,106	18,771

See notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

(In thousands, except share and per share data)

				Deferred		Accumulated
		Additional	Deferred	Compensation		Other	Employees
	Common	Paid-In	Stock	Rabbi	Retained	Comprehensive	Stock Notes
	Stock	Capital	Compensation	Trust	Earnings	Earnings	Receivable	Total

Balance at December 27, 2003	$17,814	$85,189	$2,447	$(615)	$200,745	$1,396	$(1,872)	$305,104
Comprehensive earnings:
Net earnings					48,603
Foreign currency translation adjustment						129
Total comprehensive earnings								48,732
Cash dividends — $.100 per share					(1,796)			(1,796)
Issuance of 170,677 shares under employee stock plans	170	2,845						3,015
Issuance of 4,036 shares under stock grant programs	4	127						131
Issuance of 22,528 shares under deferred compensation plans	23	693		(716)				0
Received 4,695 shares for the exercise of stock options	(5)	(150)						(155)
Received 4,050 shares to payoff notes receivable	(4)				(125)			(129)
Tax benefits from non-qualified stock options exercised		559						559
Accrued expense under deferred compensation plans			976					976
Issuance of 195 shares in exchange for employee stock notes receivable		6					(6)	0
Payments received on employee stock notes receivable							332	332

Balance at December 25, 2004	$18,002	$89,269	$3,423	$(1,331)	$247,427	$1,525	$(1,546)	$356,769
Comprehensive earnings:
Net earnings					67,373
Foreign currency translation adjustment						883
Total comprehensive earnings								68,256
Cash dividends — $.105 per share					(1,922)			(1,922)
Issuance of 411,245 shares under employee stock plans	411	4,781						5,192
Issuance of 3,713 shares under stock grant programs	4	158						162
Issuance of 33,074 shares under deferred compensation plans	33	939	(216)	(756)				0
Received 49,244 shares for the exercise of stock options	(49)	(1,856)						(1,905)
Tax benefits from non-qualified stock options exercised		4,021						4,021
Accrued expense under deferred compensation plans			1,005	(30)				975
Issuance of 1,605 shares in exchange for employee stock notes receivable	2	60					(62)	0
Payments received on employee stock notes receivable							304	304

Balance at December 31, 2005	$18,403	$97,372	$4,212	$(2,117)	$312,878	$2,408	$(1,304)	$431,852
Comprehensive earnings:
Net earnings					70,125
Foreign currency translation adjustment						43
Total comprehensive earnings								70,168
Cash dividends — $.110 per share					(2,072)			(2,072)
Reversal of deferred compensation upon adoption of SFAS 123(R)		2,095	(4,212)	2,117				0
Issuance of 349,644 shares under employee stock plans	350	5,678						6,028
Issuance of 3,467 shares under stock grant programs	3	194						197
Issuance of 101,278 shares under deferred compensation plans	101	(101)						0
Received 1,367 shares for the exercise of stock options	(1)	(89)						(90)
Tax benefits from non-qualified stock options exercised		4,376						4,376
Expense associated with share-based compensation arrangements		972						972
Accrued expense under deferred compensation plans		3,056						3,056
Issuance of 3,222 shares in exchange for employee stock notes receivable	3	201					(204)	0
Payments received on employee stock notes receivable				—			255	255

Balance at December 30, 2006	$18,859	$113,754	$0	$0	$380,931	$2,451	$(1,253)	$514,742

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended
	December 30,	December 31,	December 25,
	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$70,125	$67,373	$48,603
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	33,771	31,311	28,453
Amortization of intangibles	5,751	3,485	2,383
Notes receivable written off to expense		816
Expense associated with share-based compensation arrangements	972
Expense associated with stock grant plans	197	162	131
Deferred income taxes	(1,100)	(7,377)	790
Tax benefits from non-qualified stock options exercised		4,021	559
Minority interest	3,250	2,349	2,994
Loss on sale of interest in subsidiary			193
Gain on insurance settlement			(1,391)
Net (gain) loss on sale or impairment of property, plant and equipment	141	(553)	(710)
Changes in:
Accounts receivable	41,912	(28,742)	(16,107)
Inventories	22,262	(36,501)	(42,817)
Accounts payable	(14,576)	16,998	7,371
Accrued liabilities and other	(6,385)	20,790	19,782
Excess tax benefits from share-based compensation arrangements	(3,998)

NET CASH FROM OPERATING ACTIVITIES	152,322	74,132	50,234
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(43,504)	(40,233)	(40,722)
Acquisitions, net of cash received	(71,814)	(20,747)	(10,075)
Proceeds from sale of interest in subsidiary			4,679
Proceeds from sale of property, plant, and equipment	1,245	2,712	5,226
Advances on notes receivable		(887)	(308)
Collection of notes receivable	1,614	820	2,560
Insurance proceeds		3,057	2,000
Other, net	754	(131)	(616)

NET CASH FROM INVESTING ACTIVITIES	(111,705)	(55,409)	(37,256)
CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) of revolving credit facilities	(37,700)	23,827	1,223
Repayment of long-term debt	(3,228)	(23,407)	(6,392)
Proceeds from issuance of common stock	5,938	4,487	2,860
Distributions to minority shareholder	(2,586)	(1,217)	(1,123)
Investment received from minority shareholder		500
Dividends paid to shareholders	(2,072)	(1,922)	(1,796)
Excess tax benefits from share-based compensation arrangements	3,998
Repurchase of common stock			(129)
Other, net	(74)	(50)	223

NET CASH FROM FINANCING ACTIVITIES	(35,724)	2,218	(5,134)

NET CHANGE IN CASH AND CASH EQUIVALENTS	4,893	20,941	7,844
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	46,215	25,274	17,430

CASH AND CASH EQUIVALENTS, END OF YEAR	$51,108	$46,215	$25,274

Consolidated Statements of Cash Flows (continued)

(In thousands)

	Year Ended
	December 30,	December 31,	December 25,
	2006	2005	2004

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest	$14,637	$14,179	$15,087
Income taxes	52,335	43,303	29,181
NON-CASH OPERATING ACTIVITIES:
Accounts receivable exchanged for note receivable	431	765
Deferred purchase price of acquisition exchanged for current payable	53
Deferred purchase price of acquisition exchanged for long-term liability	721
NON-CASH INVESTING ACTIVITIES:
Property, plant and equipment exchanged for long-term debt	1,379	63
Insurance receivable in exchange for property, plant and equipment			1,455
Note receivable exchanged for property, plant and equipment	550
Note receivable exchanged for management fees to former subsidiary			520
Stock acquired through employees’ stock notes receivable	204	62	6
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	2,225	972	716
Stock received for the exercise of stock options, net		1,200	4

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

Fiscal Year

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2006, 2005, and 2004 relate to the fiscal years ended December 30, 2006, December 31, 2005, and December 25, 2004, respectively. Fiscal years 2006 and 2004 were comprised of 52 weeks, 2005 was comprised of 53 weeks.

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

The fair value estimates presented herein are based on pertinent information available to management as of December 30, 2006. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $28.1 million and $32.7 million as of December 30, 2006 and December 31, 2005, respectively.

As a result of our cash management system, checks issued but not presented to our bank for payment create negative cash balances. These negative balances are included in accounts payable and accrued liabilities and totaled $20.8 million and $25.1 million as of December 30, 2006 and December 31, 2005, respectively.

Accounts Receivable

We perform periodic credit evaluations of our customers and generally do not require collateral. Accounts receivable are due under a range of terms we offer to our customers. Discounts are offered, in most instances, as an incentive for early payment.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

Accounts Receivable Allowances

We base our allowances related to receivables on historical credit and collections experience, and the specific identification of other potential problems, including the economic climate. Actual collections can differ, requiring adjustments to the allowances. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance.

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions		Recovery of
	Balance at	Charged to	Uncollectible	Amounts	Balance
	Beginning	Costs and	Accounts	Previously	at End of
	of Period	Expenses	Written Off	Written Off	Period

Year Ended December 30, 2006:
Allowance for possible losses on accounts receivable	$3,396	$23,787	($23,975)	$368	$3,576
Year Ended December 31, 2005:
Allowance for possible losses on accounts receivable	$2,943	$29,173	($29,531)	$811	$3,396
Year Ended December 25, 2004:
Allowance for possible losses on accounts receivable	$1,891	$24,126	($23,796)	$722	$2,943

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Inventories

Inventories are stated at the lower of cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a first-in, first-out (FIFO) basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.

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

Land improvements	5 to 15 years
Buildings and improvements	15 to 31.5 years
Machinery, equipment and office furniture	3 to 10 years

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

Self-Insurance Reserves

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 30, 2006 and December 31, 2005. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

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

The following table presents the balances of percentage-of-completion accounts on December 30, 2006 and December 31, 2005 which are included in other current assets and accrued liabilities: other, respectively (in thousands):

	2006	2005

Cost and Earnings in Excess of Billings	$4,829	$9,052
Billings in Excess of Cost and Earnings	6,236	7,495

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

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2006			2005			2004
			Per			Per			Per
	Income	Shares	Share	Income	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Net Earnings	$70,125			$67,373			$48,603
EPS — Basic
Income available to common stockholders	70,125	18,820	$3.73	67,373	18,374	$3.67	48,603	18,032	$2.70

Effect of Dilutive Securities
Options		550			732			739

EPS — Diluted
Income available to common stockholders and assumed options exercised	70,125	19,370	$3.62	$67,373	19,106	$3.53	$48,603	18,771	$2.59

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

No outstanding options were excluded from the computation of diluted EPS as of December 30, 2006 or December 31, 2005.

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

Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This Interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. We are in process of calculating the effects and expect the adoption of FIN 48 will not have a material impact on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. We are required to adopt this new accounting guidance at the beginning of the fiscal year ending December 31, 2008. While we are currently evaluating the provisions of SFAS No. 157, the adoption is not expected to have a material impact on our consolidated financial statements.

B. Business Combinations and Asset Purchases

All of the transactions mentioned below are considered business combinations under the provision of SFAS No. 141, Business Combinations and Emerging Issues Task Force Issue 98-3, Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business (“EITF 98-3”). Each business combination has been accounted for as a purchase. Accordingly, in each instance, the purchase price was allocated to the assets acquired, liabilities assumed, and identifiable intangible assets as applicable based on their fair market values at the date of acquisition. Any excess of the purchase price over the fair value of the acquired assets, including identifiable intangible assets, and assumed liabilities was recorded as goodwill in each transaction. The results of operations of each business combination are included in our consolidated financial statements since the date it was acquired.

On November 17, 2006, one of our subsidiaries acquired the assets and assumed certain liabilities of Banks Lumber (“Banks”) including plants located in Elkhart, IN; Morristown, TN; Auburndale, FL; Hillsboro, TX; Edwardsburg, MI and Stanfield, NC. Banks is a leading manufacturer of roof trusses and cut-to-size structural lumber for manufactured housing and recreational vehicle (RV) manufacturers nationwide. The purchase price was approximately $46.7 million, allocating $20.9 million to tangible net assets, $1.4 million in specifically identified intangibles and $24.4 million to goodwill. The purchase price allocation for this acquisition is

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

preliminary and will be revised as final estimates of real estate and intangible asset values are made in accordance with SFAS No. 141, Business Combinations. Banks had net sales in fiscal 2005 totaling approximately $147.0 million.

On August 18, 2006, one of our subsidiaries acquired the assets and assumed certain liabilities of GeoMatrix, Inc. (“GeoMatrix”) located in Troy, MI, a leading developer and supplier of plastic lattice and other proprietary plastic products. The purchase price was approximately $11.5 million, allocating $2.4 million to tangible net assets and $9.1 million to non-compete agreements. The purchase price allocation for this acquisition is preliminary and will be revised as final estimates of intangible asset values are made in accordance with SFAS No. 141, Business Combinations. GeoMatrix had net sales in fiscal 2005 totaling approximately $19.0 million.

On July 10, 2006, one of our subsidiaries acquired a 50% interest in United Lumber & Reman LLC (“United”), an industrial wood manufacturing plant located in Muscle Shoals, Alabama. The purchase price was approximately $4.9 million, allocating $2.2 million to tangible net assets and $2.7 million to non-compete agreements. The purchase price allocation for this acquisition is preliminary and will be revised as final estimates of intangible asset values are made in accordance with SFAS No. 141, Business Combinations. United had net sales totaling approximately $26.0 million in 2005. We have consolidated this entity, including a respective minority interest, because we exercise control.

On June 5, 2006, one of our subsidiaries acquired the assets of Dura-Bilt Mfg. Co. (“Dura-Bilt”) located in Riverbank, CA, a roof and floor truss manufacturer for the site-built construction market in Northern California. The purchase price was approximately $9.2 million, allocating $2.6 million to tangible net assets, $0.9 million to non-compete agreements, $3.1 million to customer relationship related intangibles and $2.6 million to goodwill. Dura-Bilt had net sales in fiscal 2005 totaling approximately $16.0 million.

On April 3, 2006, one of our subsidiaries, which at the time owned a 75% interest in Shawnlee Construction, LLC (“Shawnlee”), which provides framing services for multi-family construction, and is located in Plainville, MA, acquired an additional 5% interest for approximately $0.8 million, allocating $0.4 million to tangible assets, $0.2 million to customer relationship related intangibles, $0.1 million to a non-compete agreement and $0.1 million to goodwill. In addition, as previously agreed, we will purchase the remaining 20% in 5% increments over the next four years. We have consolidated this entity, including a respective minority interest, because we exercise control.

On January 9, 2006, one of our subsidiaries acquired the assets of Classic Truss Company, Inc. (“Classic”), a facility which supplies the site-built construction market in Fort Pierce, FL. The purchase price was approximately $2.1 million, allocating $1.7 million to tangible net assets and $0.4 million to a non-compete agreement. Classic had net sales in fiscal 2005 totaling approximately $6.0 million.

On November 14, 2005, one of our subsidiaries acquired the assets of DecKorators, Inc. (“DecKorators”) which designs, imports, markets and distributes decorative balusters and accessories for residential decks and porches, and is located in Crestwood and St. Louis, MO. The purchase price was approximately $7.7 million, allocating $0.8 million to tangible net assets, $2.9 million to non-compete agreements, $0.9 million to customer relationship related intangibles, $2.3 million to trade name and related intangibles and $0.8 million to goodwill. DecKorators had net sales in fiscal 2004 totaling approximately $9.1 million.

On June 27, 2005, one of our subsidiaries which at the time owned a 50% interest in Shawnlee, acquired an additional 25% interest for approximately $3.5 million, allocating $1.2 million to tangible assets, $0.8 million to customer relationship related intangibles, $0.7 million to a non-compete agreement, $0.2 million to a backlog and $0.6 million to goodwill. In addition, we agreed to purchase the remaining 25% over the next five years. In addition, Shawnlee acquired the assets of Shepardville Construction, Inc. (“Shepardville”) and AW Construction, LLC (“AW”), which install interior products for commercial and multi-family construction. The purchase price was approximately $2.0 million, allocating $0.9 million to tangible assets, $0.8 million to customer relationship related intangibles, and $0.3 million to a backlog. Shepardville had net sales in fiscal 2004 totaling approximately $4.8 million. AW had net sales in 2004 totaling approximately $7.9 million.

On June 2, 2005, one of our subsidiaries acquired the assets of Maine Ornamental Woodworkers, Inc. (“Maine Ornamental”), which manufactures, imports and distributes decorative caps used on decking and fence posts, and is based in Winthrop, ME and Bainbridge Island, WA. The purchase price was approximately $8.4 million, allocating $4.4 million to tangible net assets, $1.7 million to non-compete agreements, $2.1 million to customer relationship related intangibles and $0.2 million to goodwill. Maine Ornamental had net sales in fiscal 2004 totaling approximately $12.4 million.

On April 2, 2004, one of our subsidiaries acquired a 50% interest in Shawnlee. The purchase price was approximately $4.8 million, allocating $1.2 million to tangible assets and purchased intangibles, $1.1 million to a non-compete agreement, $1.3 million to customer relationship related intangibles, $0.2 million to a backlog, and $1.0 million to goodwill. Shawnlee had net sales in fiscal 2003 totaling approximately $20.0 million.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

On March 15, 2004, one of our subsidiaries acquired the assets of Slaughter Industries, owned by International Paper Company (“Slaughter”), a facility which supplies the site-built construction market in Dallas, TX. The purchase price was approximately $3.9 million, which was allocated to the fair value of tangible net assets. Slaughter had net sales in fiscal 2003 totaling approximately $48.0 million.

On January 30, 2004, one of our subsidiaries acquired the assets of Midwest Building Systems, Inc. (“Midwest”), a facility which serves the site-built construction market in Indianapolis, IN. The purchase price was approximately $1.5 million, which was allocated to the fair value of tangible net assets. Midwest had net sales in fiscal 2003 totaling approximately $7.0 million.

The acquisitions in 2006, 2005 and 2004 were not significant to our operating results individually nor in the aggregate, and thus pro forma results are not presented.

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

The following amounts were included in other intangible assets, net as of December 30, 2006 and December 31, 2005 (in thousands):

	2006		2005
		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization

Non-compete agreements	$28,318	$(9,649)	$12,399	$(6,190)
Licensing agreements	2,510	(2,395)	2,510	(1,995)
Customer relationships	9,088	(2,507)	4,882	(867)
Backlog	693	(668)	644	(417)

Total	$40,609	$(15,219)	$20,435	$(9,469)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 11 years
Licensing agreements	3 to 5 years
Customer relationship	5 years
Backlog	1 year

Amortization expense for intangibles totaled $5.8 million, $3.5 million and $2.4 million in 2006, 2005, and 2004, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2007	$6,797
2008	6,087
2009	4,991
2010	4,019
2011	2,320
Thereafter	1,176

Total	$25,390

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

The changes in the net carrying amount of goodwill and indefinite-lived intangible assets for the years ended December 30, 2006 and December 31, 2005, are as follows (in thousands):

		Indefinite-
		Lived
		Intangible
	Goodwill	Assets

Balance as of December 25, 2004	$123,845	$0
Acquisitions	7,461
Other, net	250

Balance as of December 31, 2005	$131,556	$0
Acquisitions	31,097	2,340
Final purchase price allocations	(9,915)
Other, net	99

Balance as of December 30, 2006	$152,837	$2,340

D. Debt

On December 20, 2004, we completed a five-year, $250 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. Cash borrowings are charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 42.5 to 107.5 basis points, based upon our financial performance). We are also charged an annual facility fee on the entire amount of the lending commitment (ranging from 12.5 to 30 basis points, based upon our performance), and a usage premium (ranging from 7.5 to 12.5 basis points, based upon our performance) at times when borrowings exceed $125 million. The average borrowing rate on this facility was 4.9% and 3.4% in 2006 and 2005, respectively. The amount outstanding on the revolving credit facility is included in the long-term debt summary below.

Outstanding letters of credit extended on our behalf aggregated $39.2 million on December 30, 2006, which includes approximately $18.5 million related to industrial development revenue bonds. Outstanding letters of credit extended on our behalf aggregated $38.1 million on December 31, 2005, which includes approximately $18.3 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to three years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate ranging from 42.5 to 107.5 basis points, based upon our financial performance.

Long-term debt and capital lease obligations are summarized as follows on December 30, 2006 and December 31, 2005 (amounts in thousands):

	2006	2005

Series 1998-A Senior Notes Tranche B, due on December 21, 2008, interest payable semi-annually at 6.98%	$59,500	$59,500
Series 1998-A Senior Notes Tranche C, due on December 21, 2008, interest payable semi-annually at 6.98%	19,000	19,000
Series 2002-A Senior Notes Tranche A, due on December 18, 2009, interest payable semi-annually at 5.63%	15,000	15,000
Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable semi-annually at 6.16%	40,000	40,000
Revolving credit facility totaling $250 million due on December 18, 2009, interest due monthly at a floating rate (5.00% on December 30, 2006)	15,883	53,434
Series 1998 Industrial Development Revenue Bonds, due on December 1, 2018, interest payable monthly at a floating rate (3.79% on December 30, 2006)	1,300	1,300
Series 1999 Industrial Development Revenue Bonds, due on July 1, 2029, interest payable monthly at a floating rate (3.75% on December 30, 2006)	2,400	2,400
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (3.58% on December 30, 2006)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (3.74% on December 30, 2006)	2,700	2,700
Series 2000 Industrial Development Revenue Bonds, due on November 1, 2020, interest payable monthly at a floating rate (3.75% on December 30, 2006)	2,400	2,400
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (3.74% on December 30, 2006)	2,500	2,500

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

	2006	2005

Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (3.73% on December 30, 2006)	3,700	3,700
Capital lease obligations, interest imputed at 5.4%	902	2,106
Other	1,512	2,157

	170,097	209,497
Less current portion	680	458

Long-term portion	$169,417	$209,039

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 30, 2006.

On December 30, 2006, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2007	$680
2008	79,212
2009	31,130
2010	249
2011	256
Thereafter	58,570

$170,097

On December 30, 2006, the estimated fair value of our long-term debt, including the current portion, was $172.6 million, which was $2.5 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

E. Leases

Leased property included in the balance sheet on December 30, 2006 and December 31, 2005 is as follows (in thousands):

	2006	2005

Land and improvements	$0	$211
Buildings and improvements	0	1,909
Machinery and equipment	1,363	51

	1,363	2,171
Less accumulated amortization	(207)	(214)

	$1,156	$1,957

We lease certain real estate under operating and capital lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

years. We also lease motor vehicles, equipment, and aircraft under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable leases on December 30, 2006 are as follows (in thousands):

	Capital	Operating
	Leases	Leases	Total

2007	$469	$13,788	$14,257
2008	481	11,170	11,651
2009		8,548	8,548
2010		6,179	6,179
2011		2,792	2,792
Thereafter		543	543

Total minimum lease payments	$950	$43,020	$43,970

Less imputed interest	(48)

Present value of minimum lease payments	$902

Rent expense was approximately $25.8 million, $21.9 million, and $19.3 million in 2006, 2005, and 2004, respectively.

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

We also maintain a non-qualified deferred compensation plan (the “Plan”) for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $4.0 million and $3.2 million on December 30, 2006 and December 31, 2005, respectively, and are included in “Other Assets.” Related liabilities totaled $8.3 million and $6.6 million on December 30, 2006 and December 31, 2005, respectively, and are included in “Other Liabilities” and “Shareholders’ Equity.” Assets of the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

G. Sale of Accounts Receivable

On March 8, 2006, we entered into an accounts receivable sale arrangement with a bank. The terms of this new agreement are substantially the same as the agreement that was in place in the first six months of 2005 and subsequently canceled on October 25, 2005. Under the terms of these agreements:

•	We sell specific receivables to the bank at an agreed-upon price at terms ranging from one month to one year.

•	We service the receivables sold and outstanding on behalf of the bank at a rate of 0.50% per annum.

•	We receive an incentive servicing fee, which we accounted for as a retained interest in the receivables sold. Our retained interest is determined based on the fair market value of anticipated collections in excess of the Agreed Base Value of the receivables sold. Appropriate valuation allowances are recorded against the retained interest.

•	The maximum amount of receivables, net of retained interest, which may be sold and outstanding at any point in time under this arrangement is $50 million.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

On December 30, 2006, $29.1 million of receivables were sold and outstanding, and we recorded $2.2 million of retained interest in other current assets. On December 31, 2005 no receivables were sold and outstanding. A summary of the transactions we completed in 2006, 2005, and 2004 is presented below (in thousands).

	2006	2005	2004

Accounts receivable sold	$460,859	$401,431	$309,743
Retained interest in receivables	(6,649)	(2,594)	(1,613)
Expense from sale	(1,847)	(1,214)	(631)
Servicing fee received	150	137	126

Net cash received from sale	$452,513	$397,760	$307,625

H. Common Stock

On June 1, 1993, our shareholders approved the Incentive Stock Option Plan (the “Plan”) for our officers. Options for the purchase of all 1,200,000 shares of our common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by us at the time of exercise and holds at least seventy-five percent of the individuals’ shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2007 and 2008, respectively.

In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted shares of stock under this Plan in 2006, 2005, and 2004, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $55,000, $55,000, and $56,000, respectively.

In April 1994, our shareholders approved the Employee Stock Purchase Plan (“Stock Purchase Plan”). In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan (“2002 Stock Purchase Plan”) to succeed the Stock Purchase Plan. The plans allow eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2006, 2005, and 2004, shares were issued under this Plan for amounts totaling approximately $811,000, $511,000, and $411,000, respectively. The weighted average discounted fair value of these shares was $48.36, $36.92, and $26.34, respectively. Upon adoption of FASB Statement No.  123(R), Share-Based Payment, (“SFAS 123(R)”), we have expensed the fair value associated with these awards, which approximates the discount.

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan (“Stock Retainer Plan”). The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, is increased for dividends declared and may only be distributed in kind. We have accrued, in shareholders’ equity approximately $818,000 and $559,000 on December 30, 2006 and December 31, 2005, respectively, for obligations incurred under this Plan. There were no distributions in 2006 or 2004. In 2005, shares were issued as part of a distribution from the Plan for amounts totaling approximately $184,000.

In January 1997, we instituted a Directors’ Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2006, 2005, and 2004, we issued shares and recognized the market value of the shares on the date of issuance as an expense totaling approximately $142,000, $107,000, and $75,000, respectively.

On April 28, 1999, our shareholders approved the Long Term Stock Incentive Plan (the “1999 Plan”). The 1999 Plan reserves a maximum of 1,000,000 shares, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. No options were granted in 2006 and 2005. In 2004, we granted stock options for 100,000 shares.

On April 17, 2002, under the 1999 Plan, a Conditional Share Grant Agreement was executed which will grant our former Chief Executive Officer 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the Agreement. We have accrued in shareholders’ equity approximately $112,000 and $221,000 on December 30, 2006 and December 31, 2005 respectively, for this grant.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

As of December 30, 2006, a total of 2,058,146 shares are reserved for issuance under the plans mentioned above.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2,500,000 shares of our common stock. In 2004, we repurchased 4,050 shares under these programs. As of December 30, 2006, cumulative total authorized shares available for repurchase is approximately 1.5 million shares.

Common stock activity for 2006, 2005 and 2004 was as follows:

	Note	2006	2005	2004

Shares issued under plan:
Employee Stock Purchase	H	16,763	13,839	15,594
Stock option	I	332,881	397,406	155,083

Employee stock plans		349,644	411,245	170,677
Stock gift	H	967	1,213	1,736
Directors’ Stock Grant	H	2,500	2,500	2,300

Stock grant plans		3,467	3,713	4,036
Deferred compensation	F	101,278	21,144	22,528
Directors’ Stock Retainer	H		11,930

Deferred compensation plans		101,278	33,074	22,528
Stock notes receivable	J	3,222	1,605	195
Shares received for exercise of stock options		(1,367)	(49,244)	(4,695)
Stock repurchase	H			(4,050)

		456,244	400,393	188,691
Beginning common stock outstanding		18,402,648	18,002,255	17,813,564

Ending common stock outstanding		18,858,892	18,402,648	18,002,255

I. Stock-Based Compensation

Prior to January 1, 2006, we accounted for our stock option plans and our Employee Stock Purchase Plan using the intrinsic value method of accounting provided under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) under which no compensation expense was recognized for stock option grants and issuance of stock pursuant to the Employee Stock Purchase Plan. Accordingly, share-based compensation was included as a pro forma disclosure in the financial statement footnotes and continues to be provided for periods prior to fiscal 2006.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified-prospective-transition method. Under that transition method, compensation cost recognized in 2006 includes: a) compensation cost for all share-based payments granted through December 31, 2005, but for which the requisite service period had not been completed as of December 31, 2005, based on the grant date fair market value estimated in accordance with the original provisions of SFAS 123, and b) compensation cost for all share-based payments granted subsequent to December 31, 2005, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, our earnings before income taxes and net earnings for 2006, are $998,000 and $670,000 lower, respectively, than if we had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for 2006 are $0.04 and $0.03 lower, respectively, than if we had continued to account for share-based compensation under APB 25.

Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires the cash flows resulting from the tax benefits resulting from the tax deductions in excess of the compensation cost recognized for those options (“excess tax benefits from share-based compensation arrangements”) to be classified as financing cash flows. The $3,998,000 excess tax benefit from share-based

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

compensation arrangements classified as a financing cash inflow for 2006 would have been classified as an operating cash inflow if we had not adopted SFAS 123(R).

We provide compensation benefits to employees and non-employee directors under several share-based payment arrangements including various employee stock plans, the 2002 Employee Stock Purchase Plan, the Directors’ Retainer Stock Plan, the Directors’ Stock Grant Program and the Employee Stock Gift Program.

Stock Option Plans

To date, other than the Conditional Share Grant Agreement, we have only issued options under this plan. Vesting requirements for awards under this plan will vary by individual grant and are time-based vesting. The contractual life of all of the options granted under this plan is no greater than 15 years.

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. Expected volatility assumptions used were based on historical volatility of our stock. We utilize historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for the expected term of the option award was based on the U.S. Treasury yield curve in effect at the time of the grant. No new option awards were granted in 2006 and therefore no specific valuation assumptions are presented.

The following summary presents information regarding outstanding options as of December 30, 2006 and changes during the period then ended with regard to options under all stock option plans:

			Weighted
		Weighted	Average
	Stock	Average	Remaining	Aggregate
	Under	Exercise Price	Contractual	Intrinsic
	Option	per Share	Term	Value

Outstanding at December 27, 2003	1,995,516	$16.83
Granted	100,000	$30.64
Exercised	(155,083)	$16.86
Forfeited or expired	(63,174)	$21.01

Outstanding at December 25, 2004	1,877,259	$17.42
Exercised	(397,406)	$11.78
Forfeited or expired	(94,974)	$16.81

Outstanding at December 31, 2005	1,384,879	$19.08
Exercised	(332,881)	$15.56
Forfeited or expired	(15,714)	$20.87

Outstanding at December 30, 2006	1,036,284	$20.18	4.74	$27,429,247

Vested or expected to vest at December 30, 2006	808,007	$20.96	4.97	$20,671,803

Exercisable at December 30, 2006	228,277	$17.02	3.81	$6,757,444

The total intrinsic value of options exercised during 2006 was $16,888,000.

Employee Stock Purchase Plan

For 2006, 16,763 shares were issued under this plan. The weighted average fair value of employee stock purchase rights pursuant to this plan was $8.26 per share. The fair value of the stock purchase rights approximated the difference between the stock price and the employee purchase price.

Directors’ Retainer Stock Plan

We recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as expense and recorded the related obligation in shareholders’ equity. We recognized approximately $259,000 in expense for shares issued under this program in 2006.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

Directors’ Stock Grant Program

In 2006, we recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as an expense totaling approximately $142,000.

Conditional Share Grant Agreement

We recognize the fair value of the award estimated as of the date of grant using the Black-Scholes option pricing model. We recognized approximately $112,000 in expense for shares issuable under this program in 2006.

All Share-Based Payment Arrangements

The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $1.4 million and $481,000, respectively in 2006.

As of December 30, 2006, there was $1.6 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 3.06 years.

Cash received from option exercises and share issuances under the Stock Purchase Plan was $5.9 million during 2006. The actual tax benefit realized for the tax deductions from option exercises totaled $4.4 million during that period.

Pro Forma Net Earnings

The following table provides pro forma net earnings and earnings per share had we applied the fair value method of SFAS 123 for 2005 and 2004 (in thousands, except per share data):

	2005	2004

Net Earnings:
As Reported	$67,373	$48,603
Deduct: Compensation expense — fair value method	(734)	(1,866)

Pro Forma	$66,639	$46,737

EPS — Basic:
As Reported	$3.67	$2.70
Pro Forma	$3.63	$2.59
EPS — Diluted:
As Reported	$3.53	$2.59
Pro Forma	$3.50	$2.51

No options were granted in 2005. The fair value of each option granted in 2004 is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions.

2004

Risk Free Interest Rate	4.6%
Expected Life	6.0 years
Expected Volatility	27.42%
Expected Dividend Yield	0.40%

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

On March 31, 2006, we sold 3,222 shares of common stock to various employees in exchange for notes receivable totaling approximately $205,000. Interest on the note is fixed at 4.7% per annum. The loan is evidenced by a promissory note from the participating employee, and is secured by all of the shares purchased with the loan proceeds.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

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

All loans are recourse loans. On December 30, 2006, payments on the notes are due as follows (in thousands):

2007	$79
2008	97
2009	183
2010	204
2011	180
Thereafter	510

$1,253

K. Retirement Plans

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain non-wholly owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 50% of employee contributions in 2006, 2005, and 2004, on a discretionary basis, totaling $3.9 million, $3.7 million, and $3.3 million, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

L. Income Taxes

Income tax provisions for the years ended December 30, 2006, December 31, 2005, and December 25, 2004 are summarized as follows (in thousands):

	2006	2005	2004

Currently Payable:
Federal	$32,288	$38,250	$26,385
State and local	4,947	5,717	3,728
Foreign	2,649	4,342	486

	39,884	48,309	30,599
Net Deferred:
Federal	(2,454)	(3,947)	(712)
State and local	(220)	(344)	8
Foreign	1,550	(2,968)	1,567

	(1,124)	(7,259)	863

	$38,760	$41,050	$31,462

The components of earnings before income taxes consist of the following:

	2006	2005	2004

U.S.	$105,662	$105,733	$76,035
Foreign	6,473	5,039	7,024

Total	$112,135	$110,772	$83,059

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2006	2005	2004

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	2.5	3.2	2.9
Effect of minority owned interest in earnings of partnerships	(0.6)	(0.3)	(0.9)
Manufacturing deduction	(0.8)	(0.8)
Research & development tax credits	(4.1)
Change in valuation allowance	1.0
Other, net	1.6		0.9

Effective income tax rate	34.6%	37.1%	37.9%

For the year ended December 30, 2006, the effective tax rate was favorably impacted by the federal research & development (“R&D”) tax credits for 2001 — 2006, all of which were recognized in 2006. During 2006, we completed a project to identify eligible expenditures for purposes of claiming R&D tax credits, for which amended tax returns for 2001 — 2005 will be filed.

In accordance with the provisions of the American Jobs Creation Act of 2004, we recognized income tax charges of $0.1 million in 2005 related to the repatriation of $2.3 million of undistributed foreign earnings.

Temporary differences which give rise to deferred tax assets and (liabilities) on December 30, 2006 and December 31, 2005 are as follows (in thousands):

	2006	2005

Employee benefits	$7,064	$6,337
Foreign subsidiary net operating loss	1,991	702
Accrued expenses	1,188	487
Other, net	3,782	3,427

Gross deferred tax assets	14,025	10,953
Valuation allowance	(1,088)

Deferred tax assets	12,937	10,953
Depreciation	(11,983)	(11,555)
Intangibles	(6,176)	(5,626)
Inventory	(634)	(18)
Other, net	(776)	(1,510)

Deferred tax liabilities	$(19,569)	$(18,709)

Net deferred tax liability	$(6,632)	$(7,756)

The 2006 valuation allowance consists of a net operating loss carryforward we have related to a wholly-owned subsidiary, Universal Forest Products of Canada, Inc. We do not anticipate realizing a future benefit from this loss carryforward, therefore, we established an allowance for the entire amount of the future benefit. This carryforward will expire at the end of 2026.

M. Commitments, Contingencies, and Guarantees

We are self-insured for environmental impairment liability through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Insurance reserves, calculated with no discount rate, have been established to cover remediation activities at our Stockertown, PA; Elizabeth City, NC; Auburndale, FL; and

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

Janesville, WI wood preservation facilities. In addition, a reserve was established for our Thornton, CA property to remove asbestos and certain lead containing materials which existed on the property at the time of purchase.

Including amounts from our wholly owned captive insurance company, we have reserved approximately $1.6 million and $1.7 million on December 30, 2006 and December 31, 2005, respectively, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

The manufacturers of CCA preservative voluntarily discontinued the registration of CCA for certain residential applications as of December 31, 2003. Our wood preservation facilities have been converted to alternate preservatives, either ACQ or borates. In March 2005, one facility began using CCA to treat certain marine products and panel goods for which ACQ is not a suitable preservative.

In November 2003, the EPA published its report on the risks associated with the use of CCA in children’s playsets. While the study observed that the range of potential exposure to CCA increased by the continuous use of playsets, the EPA concluded that the risks were not sufficient to require removal or replacement of any CCA treated structures. The results of the EPA study are consistent with a prior Consumer Products Safety Commission (CPSC) study which reached a similar conclusion. The EPA did refer a question on the use of sealants to a scientific advisory panel. The panel issued a report which provides guidance to the EPA on the use of various sealants but does not mandate their use. The EPA is expected to issue a final report at the end of 2007.

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

In addition, on December 30, 2006, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

We had outstanding purchase commitments on capital projects of approximately $6.1 million and $2.9 million on December 30, 2006 and December 31, 2005, respectively.

We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.

In certain cases we jointly bid on contracts with framing companies to supply building materials to site-built construction projects. In some of these instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. Historically, we have not had any claims for indemnity from our sureties. As of December 30, 2006, we had approximately $26.5 million in outstanding performance bonds which expire during the next two years. In addition, approximately $15.3 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If at the expiration of the initial lease term we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is approximately $2.3 million.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

Under our sale of accounts receivable agreement, we guarantee that Universal Forest Products RMS, LLC, as accounts servicer, will remit collections on receivables sold to the bank. (See Note G.)

We had outstanding letters of credit totaling $39.2 million and $38.1 million on December 30, 2006 and December 31, 2005, respectively, primarily related to certain insurance contracts and industrial development revenue bonds, as further described below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $20.4 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that we have issued (see Note D). These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $18.5 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

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

Our treating operations currently include 30 “Subpart W” drip pads, defined as hazardous waste management units by the EPA. The rules regulating drip pads require that the pad be “closed” at the point that it is no longer used to manage hazardous waste. Closure involves identification and disposal of all contamination from the wood treating operations. The ultimate cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contamination, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our knowledge of existing circumstances, it is considered probable that these costs will approximate $465,000. As a result, this amount has been recorded as a liability and recorded in other long-term liabilities on December 30, 2006 in accordance with FIN 47.

N. Sale of Real Estate and Interest in Subsidiary

In October 2006, we sold real estate in Riverside, CA for $620,000 and recorded a pre-tax gain of approximately $591,000.

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

O. Gain on Insurance Settlement

In April 2004, our plant in Thorndale, Ontario was destroyed by a fire. In accordance with FIN 30, Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets, we wrote off the net book value of the destroyed inventory and property totaling $3.6 million. The insured value of the property exceeded its net book value by approximately $1.4 million, which was recorded as a gain on insurance settlement. As of December 25, 2004, we had collected $2.0 million of insurance proceeds. In 2005, we collected the remaining insurance proceeds of $3.0 million.

P. Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Under the definition of a segment, our Eastern, Western and Consumer Products Divisions may be considered an operating segment of our business. Under SFAS 131, segments may

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

be aggregated if the segments have similar economic characteristics and if the nature of the products, distribution methods, customers and regulatory environments are similar. Based on this criteria, we have aggregated our Eastern and Western divisions into one reporting segment. Our Consumer Products Division, which was formed in 2006, is included in the “All Other” column in the table below. Our divisions operate manufacturing and treating facilities throughout North America.

	Eastern and
	Western	All
	Divisions	Other	Total

Net sales to outside customers	$2,605,087	$59,485	$2,664,572
Intersegment net sales	0	17,974	17,974
Interest expense	14,040	13	14,053
Amortization expense	3,071	2,680	5,751
Depreciation expense	31,081	2,690	33,771
Segment operating profit	118,288	4,803	123,091
Segment assets	831,160	82,281	913,441
Capital expenditures	40,908	2,596	43,504

In 2006, 2005, and 2004, 22%, 22%, and 25% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

	2006		2005		2004
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets

United States	$2,590,951	$234,362	$2,621,443	$207,334	$2,373,289	$194,480
Foreign	73,621	23,377	70,079	24,886	79,992	29,745

Total	$2,664,572	$257,739	$2,691,522	$232,220	$2,453,281	$224,225

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based

2006	56.8%	43.2%
2005	52.7%	47.3%
2004	50.7%	49.3%

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

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

Universal Forest Products, Inc.

Notes to Consolidated Financial Statements (continued)

	Years Ended
	December 30,	December 31,	December 25,
	2006	2005	2004

Value-Added Sales
Fencing	$176,761	$155,297	$141,443
Decking	66,656	46,593	38,444
Lattice	27,614	17,763	21,048
Outdoor preservative treated products	27,825	18,964	14,673
Wood alternative products	44,731	43,192	33,819
Engineered wood components and other building materials	740,879	769,000	665,611
Turn-key framing and installed sales	199,384	128,250	122,447
Packaging	103,344	84,306	58,394
Specialty lumber products	93,845	94,928	86,119
Other	56,261	81,309	79,259

Total Value-Added Sales	1,537,300	1,439,602	1,261,257
Commodity-Based Sales
Dimensional lumber	475,079	519,076	457,413
Preservative treated lumber	432,084	487,928	496,600
Plywood and OSB	250,952	275,802	258,095
Other	11,620	11,896	14,576

Total Commodity-Based Sales	1,169,735	1,294,702	1,226,684

Total Gross Sales	2,707,035	2,734,304	2,487,941
Sales allowances	(42,463)	(42,782)	(34,660)

Total Net Sales	$2,664,572	$2,691,522	$2,453,281

Q. Quarterly Financial Information (Unaudited)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks (except fourth quarter of 2005 which consisted of 14 weeks) during the years ended December 30, 2006 and December 31, 2005 (in thousands, except per share data):

	First		Second		Third		Fourth
	2006	2005	2006	2005	2006	2005	2006	2005

Net sales	$665,609	$537,160	$826,847	$779,552	$672,873	$721,497	$499,243	$653,313
Gross profit	94,311	67,229	120,418	101,242	98,825	99,062	68,128	91,723
Net earnings	15,866	9,229	27,314	22,790	17,705	19,171	9,240	16,183
Basic earnings per share	0.85	0.51	1.45	1.24	0.94	1.04	0.49	0.87
Diluted earnings per share	0.82	0.49	1.41	1.20	0.91	1.00	0.48	0.84

R. Subsequent Events

On February 12, 2007, one of our subsidiaries acquired all of the common shares of Aljoma Lumber, Inc. (“Aljoma”) located in Medley, FL, a leading manufacturer of pressure-treated wood and industrial products that serves Southern Florida and the Caribbean islands. The purchase price of the common shares of Aljoma was approximately $53.5 million.

On February 12, 2007, we amended and increased the size of our unsecured revolving credit facility to $300 million, which includes amounts reserved for letters of credit.

Price Range of Common Stock and Dividends

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2006	High	Low	Fiscal 2005	High	Low

Fourth Quarter	52.39	43.61	Fourth Quarter	61.69	50.34
Third Quarter	64.16	46.89	Third Quarter	58.97	39.78
Second Quarter	80.28	58.02	Second Quarter	42.86	37.10
First Quarter	64.94	53.39	First Quarter	44.55	37.03

There were approximately 1,100 shareholders of record as of January 31, 2007.

In 2006, we paid dividends on our common stock of $.055 per share in June and December. In 2005, we paid dividends on our common stock of $.050 per share in June and $.055 per share in December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

Stock Performance Graph

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 28, 2001, and reinvestment of dividends in all cases.

The companies included in our self-determined industry peer group are as follows:

BlueLinx Holdings, Inc.	Champion Enterprises, Inc.
Builders First Source	Louisiana Pacific Corp.
Building Materials Holding Co.

The returns of each company included in the self-determined peer group are weighted according to each respective company’s stock market capitalization at the beginning of each period presented in the graph above. In determining the members of our peer group, we considered companies who selected UFPI as a member of their peer group, and looked for similarly sized companies or companies that are a good fit with the markets we serve.

Georgia Pacific Corp, which was formerly considered a peer group company, was purchased by Koch Industries in 2006 and is no longer a public company. Patrick Industries, which was also formerly considered a peer group company, was deemed to be too small.

Directors and Executive Officers

BOARD OF DIRECTORS
Peter F. Secchia
Chairman Emeritus
Universal Forest Products, Inc.

William G. Currie
Executive Chairman
Universal Forest Products, Inc.

Michael B. Glenn
Chief Executive Officer
Universal Forest Products, Inc.

Dan M. Dutton
Chairman of the Board
Stimson Lumber Co.

John M. Engler
President and Chief Executive Officer
National Association of Manufacturers

John W. Garside
President and Treasurer
Woodruff Coal Company

Gary F. Goode, CPA
Chairman
Titan Sales & Consulting, LLC

Mark A. Murray
President
Meijer, Inc.

Louis A. Smith
President
Smith and Johnson, Attorneys, P.C.
EXECUTIVE OFFICERS
William G. Currie
Executive Chairman

Michael B. Glenn
Chief Executive Officer

Michael R. Cole
Chief Financial Officer and Treasurer

Robert D. Coleman
Executive Vice President Manufacturing

C. Scott Greene
President
Universal Forest Products Eastern Division, Inc.

Robert K. Hill
President
Universal Forest Products Western Division, Inc.

Ronald G. Klyn
Chief Information Officer

Matthew J. Missad
Executive Vice President and Secretary

Joseph F. Granger
Executive Vice President of Sales and Marketing

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc., will be held at 8:30 a.m. on April 18, 2007, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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
PRODUCTS®, INC.,
CORPORATE HEADQUARTERS

2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 364-5558

UNIVERSAL FOREST
PRODUCTS®, INC.,
AND ITS AFFILIATES

Locations:

Arlington, TX
Ashburn, GA
Auburn, NY
Auburndale, FL (2)
Belchertown, MA
Berlin, NJ
Blanchester, OH
Bunn, NC
Burlington, NC
Chaffee, NY
Chandler, AZ
Chesapeake, VA
Clinton, NY
Conway, SC
Crestwood, MO
Dallas, NC
Dallas, TX
Denver, CO
Durango, Durango, Mexico
Earlysville, VA
Eatonton, GA
Eduardsburg, MI
Eliot, ME
Elizabeth City, NC
Elkhart, IN (2)
Emlenton, PA
Englewood, CO
Fishersville, VA
Folkston, GA
Fontana, CA
Ft. Pierce, FL
Georgetown, DE
Gordon, PA
Grandview, TX
Grand Rapids, MI
Granger, IN
Gulfport, MS
Haleyville, AL
Hamilton, OH
Harrisonville, MO
Hillsboro, TX
Houston, TX
Hudson, NY
Indianapolis, IN
Jacksonville, FL
Janesville, WI
Jefferson, GA
Kyle, TX
Lacolle, Quebec, Canada
Lafayette, CO
Lancaster, PA
Lansing, MI
Las Vegas, NV (2)
Liberty, NC
Lodi, OH
London, Ontario, Canada
Minneota, MN
Morristown, TN
Moultrie, GA
Muscle Shoals, AL
Naugatuck, CT
New London, NC
New Waverly, TX
New Windsor, MD
Ocala, FL
Ooltewah, TN
Parker, PA
Pearisburg, VA
Plainville, MA
Prairie du Chien, WI
Ranson, WV
Riverbank, CA
Riverside, CA
Saginaw, TX
Salisbury, NC
San Antonio, TX
San Diego, CA
Sanford, NC
Santee, SC
Schertz, TX
Sidney, NY
Silsbee, TX
Springfield, IL
Stanfield, NC
Stockertown, PA
Tampa, FL
Tecate, Baja California, Mexico
Thornton, CA
Union City, GA
Warrens, WI
Westville, IN
White Bear Lake, MN
White Pigeon, MI
Windsor, CO
Woodburn, OR