Form 10-K, Exhibit 13
period 2007-12-29
UNIVERSAL FOREST PRODUCTS INC
filed 2008-02-26
CIK 912767

Exhibit 13
UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION
Table of Contents

Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Management’s Annual Report on Internal Control Over Financial Reporting	23

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	24

Report of Independent Registered Public Accounting Firm	25

Consolidated Balance Sheets as of December 29, 2007 and December 30, 2006	26

Consolidated Statements of Earnings for the Years Ended December 29, 2007, December 30, 2006, and December 31, 2005	27

Consolidated Statements of Shareholders’ Equity for the Years Ended December 29, 2007, December 30, 2006, and December 31, 2005	28

Consolidated Statements of Cash Flows for the Years Ended December 29, 2007, December 30, 2006, and December 31, 2005	29

Notes to Consolidated Financial Statements	31

Price Range of Common Stock and Dividends	58

Stock Performance Graph	59

Directors and Executive Officers	60

Shareholder Information	61

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2007	2006	2005	2004	2003
Consolidated Statement of Earnings Data
Net sales	$2,513,178	$2,664,572	$2,691,522	$2,453,281	$1,898,830
Gross profit	309,029	381,682	359,256	296,253	257,986
Earnings before income taxes and minority interest	38,609	112,135	110,772	83,059	65,792
Net earnings	21,045	70,125	67,343	48,603	40,119
Diluted earnings per share	$1.09	$3.62	$3.53	$2.59	$2.18
Dividends per share	$0.115	$0.110	$0.105	$0.100	$0.095
Weighted average shares outstanding with common stock equivalents	19,362	19,370	19,106	18,771	18,379

Consolidated Balance Sheet Data
Working capital(1)	$337,800	$282,913	$298,027	$222,618	$190,400
Total assets	957,000	913,441	876,920	762,360	686,931
Total debt and capital lease obligations	206,071	170,097	209,497	207,142	213,186
Shareholders’ equity	536,668	514,742	431,852	356,769	305,104

Statistics
Gross profit as a percentage of net sales	12.3%	14.3%	13.3%	12.1%	13.6%
Net earnings as a percentage of net sales	0.8%	2.6%	2.5%	2.0%	2.1%
Return on beginning equity(2)	4.1%	16.2%	18.9%	15.9%	15.2%
Current ratio	3.1	2.47	2.46	2.21	2.33
Debt to equity ratio	0.38	0.33	0.49	0.58	0.70
Book value per common share(3)	$28.38	$27.29	$23.47	$19.82	$17.13

(1)	Current assets less current liabilities.

(2)	Net earnings divided by beginning shareholders’ equity.

(3)	Shareholders’ equity divided by common stock outstanding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
We advise you to read the issues discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 29, 2007. We also encourage you to read our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission. That report includes “Risk Factors” that you should consider in connection with any decision to buy or sell our securities. We are pleased to present this overview of 2007.
OVERVIEW
Our results for 2007 were impacted by the following:
•
Our overall unit sales were flat in 2007 compared to 2006, as sales out of existing facilities and operations we closed decreased by 9% and we experienced a 9% increase in unit sales as a result of acquisitions and new operations.

•	Lumber prices were 13% lower in 2007 compared to 2006, reducing our overall selling prices (see “Impact of the Lumber Market on Our Operating Results” below) and sales dollars.

•
We saw unit sales increases in our manufactured housing, do-it-yourself/retail (“DIY/retail”) and industrial markets as we gained market share in all of these markets due, in part, to recent acquisitions. These sales increases were offset by a decline in sales to our site-built construction customers despite market share gains we achieved.

•
Single-family housing starts fell approximately 29% in 2007 compared to 2006 as a result of an excess supply of homes, tighter credit conditions, and an increase in foreclosures associated with sub-prime lending practices.

•
Consumer spending for large repair/remodel projects has decreased due to a combination of an increase in home equity loans, concerns over home values due to housing market conditions, and other general economic conditions. The Consumer Confidence Index fell to 88.6 in December, down from 110.2 at the beginning of the year.

•	Production of HUD code manufactured homes and modular homes has continued to decline due, in part, to an excess supply of site-built homes in certain key regions and continued tight credit conditions.

•
Our gross profits decreased approximately 19% compared to the same period of 2006 primarily due to a combination of lower unit sales out of existing facilities and fixed manufacturing costs and intense pricing pressure in the site-built construction market.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
•	In spite of difficult market conditions, we generated over $87 million in operating cash flow which was used to fund acquisitions, capital expenditures, and repurchases of our stock.
In summary, we remain optimistic about the future of our business, markets, and strategies, and our employees remain focused on adding value for our customers, executing our strategies, and meeting our goals.
HISTORICAL LUMBER PRICES
The following table presents the Random Lengths framing lumber composite price for the years ended December 29, 2007, December 30, 2006, and December 31, 2005.

	Random Lengths Composite
	Average $/MBF
	2007	2006	2005
January	$292	$382	$381
February	289	377	420
March	280	368	422
April	286	369	407
May	288	341	386
June	306	326	405
July	299	309	381
August	290	296	360
September	276	292	395
October	261	274	373
November	264	276	359
December	267	288	365
Annual average	$283	$325	$388
Annual percentage change	(12.9%)	(16.2%)	(4.2%)
In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF
	2007	2006	2005
January	$414	$496	$446
February	405	503	489
March	396	514	501
April	397	510	511
May	390	488	500
June	410	444	538
July	412	409	536
August	374	394	503
September	347	387	501
October	337	363	463
November	331	365	436
December	347	396	462
Annual average	$380	$439	$491
Annual percentage change	(13.4%)	(10.6%)	5.6%

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
IMPACT OF THE LUMBER MARKET ON OUR OPERATING PROFITS
We experience significant fluctuations in the cost of commodity lumber products from primary producers (“Lumber Market”). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs are a significant percentage of our cost of goods sold.
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
•
Products with fixed selling prices. These products include value-added products such as decking and fencing sold to DIY/retail customers, as well as trusses, wall panels and other components sold to the site-built construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers. Also, the time period and quantity limitations generally allow us to re-price our products for changes in lumber costs from our suppliers.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Changes in the trend of lumber prices have their greatest impact on the following products:
•
Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 12% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

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
BUSINESS COMBINATIONS AND ASSET PURCHASES
All of the transactions mentioned below are considered business combinations. Each business combination has been accounted for using the purchase method.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Company Name	Acquisition Date	Purchase Price	Business Description
Deck Images	July 10, 2007	$0.9 million	Manufactures and distributes aluminum railing systems. Located in Hastings, MN. 2006 sales were $1.9 million.
Shawnlee Construction, LLC (“Shawnlee”)	April 2, 2007	$1.4 million	Provides framing services for multi-family construction in the northeast. Located in Plainville, MA. Purchased an additional 5% membership. We currently own an 85% membership interest.
	April 3, 2006	$0.8 million	Purchased an additional 5% membership interest.
	June 27, 2005	$3.5 million	Purchased an additional 25% membership interest.
Perfection Trusses, Inc. (“Perfection”)	March 5, 2007	$1.3 million	Manufactures and distributes roof and floor trusses to the Eastern Florida market. The company is located in Vero Beach, FL. 2006 sales were $3.9 million.
Aljoma Lumber Company (“Aljoma”)	February 12, 2007	$53.5 million	Manufactures, treats and distributes various wood products, building materials and specialty hardwoods. The company is located in Medley, FL. They serve Florida, the Eastern United States and the Caribbean islands. Aljoma has one of the largest treating facilities in the country. 2006 sales were $225.0 million.
Banks Lumber (“Banks”)	November 17, 2006	$46.7 million	Manufactures roof trusses and cut-to-size structural lumber for manufactured housing and recreational vehicle (RV) manufacturers nationwide. The company had continuing operations in Elkhart, IN, Edwardsburg, MI, Morristown, TN, Auburndale, FL, Hillsboro, TX and certain other operations we consolidated into our existing plants. 2006 sales were $147.0 million.
GeoMatrix, Inc. (“GeoMatrix”)	August 18, 2006	$11.5 million	A developer and distributor of plastic lattice products and other proprietary plastic products located in Troy, MI. 2005 sales were $19.0 million.
United Lumber & Reman, LLC (“United”)	July 10, 2006	$4.9 million	An industrial wood manufacturing plant located in Muscle Shoals, AL. Acquired a 50% membership interest. 2005 sales were $26.0 million.
Dura-Bilt Mfg. Co. (“Dura-Bilt”)	June 5, 2006	$9.2 million	Designs and manufactures roof and floor trusses for site-built construction. The company is located in Riverbank, CA. 2005 sales were $16.0 million.
Classic Truss Company, Inc. (“Classic”)	January 9, 2006	$2.1 million	Manufactures and distributes engineered wood components for site-built construction. The company is located in Fort Pierce, FL. 2005 sales were $6.0 million.
DecKorators, Inc. (“DecKorators”)	November 14, 2005	$7.7 million	Provides decorative balusters and accessories for residential decks and porches to independent dealers and certain “big box” home improvement retailers. The company had locations in Crestwood and St. Louis, MO. 2004 sales were $9.1 million.
Shepardville Construction, Inc. and AW Construction, LLC (“Shepardville and AW”)	June 27, 2005	$2.0 million	Installs interior products such as base boards, crown moldings, window sills and casings, doors, and cabinets for commercial and multi-family construction projects. Located in Warwick, RI and Wolcott, CT. These entities were merged on January 1, 2006. 2004 sales were $12.7 million.
Maine Ornamental Woodworkers, Inc. (“Maine Ornamental”)	June 2, 2005	$8.4 million	Provides decorative post caps for fencing and decking applications to two-step distributors and certain “big box” home improvement retailers. The company had locations in Winthrop and Eliot, ME and Bainbridge Island, WA. 2004 sales were $12.4 million.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
RESULTS OF OPERATIONS
The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 29,	December 30,	December 31,
	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	87.7	85.7	86.7

Gross profit	12.3	14.3	13.3

Selling, general and administrative expenses	10.2	9.7	8.7

Earnings from operations	2.1	4.6	4.6

Interest, net	(0.6)	(0.4)	(0.5)

Earnings before income taxes and minority interest	1.5	4.2	4.1
Income taxes	0.6	1.5	1.5

Earnings before minority interest	0.9	2.7	2.6
Minority interest	(0.1)	(0.1)	(0.1)

Net earnings	0.8%	2.6%	2.5%

GROSS SALES
We market, manufacture and engineer wood and wood-alternative products for D-I-Y/retail market, structural lumber products for the manufactured housing market, engineered wood components for the site-built construction market, and specialty wood packaging for various markets. We also provide framing services for the site-built construction market and various forms for concrete construction. Our strategic sales objectives include:
•	Diversifying our end market sales mix by increasing sales to industrial and multi-family customers.

•	Expanding geographically in our core businesses.

•
Increasing sales of “value-added” products and framing services. Value-added product sales primarily consist of fencing, decking, lattice, and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood components, and “wood alternative” products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated commodity lumber is not presently included in the value-added sales totals.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
•	Maximizing unit sales growth while achieving return on investment goals.
The following table presents, for the periods indicated, our gross sales (in thousands) and change in gross sales by market classification.

	Years Ended
	December 29,	%	December 30,	%	December 31,
Market Classification	2007	Change	2006	Change	2005
DIY/Retail	$990,659	3.0	$962,240	(5.0)	$1,012,531
Site-Built Construction	592,148	(27.1)	811,923	7.7	753,791
Industrial	588,195	6.8	550,669	4.3	527,946
Manufactured Housing	390,483	2.2	382,203	(13.1)	440,036

Total Gross Sales	2,561,485	(5.4)	2,707,035	(1.0)	2,734,304
Sales Allowances	(48,307)		(42,463)		(42,782)

Total Net Sales	$2,513,178	(5.7)	$2,664,572	(1.0)	$2,691,522

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2007 versus 2006	-5%	-5%	0%
2006 versus 2005	-1%	-4%	+3%
2005 versus 2004	+10%	+2%	+8%
Gross sales in 2007 decreased 5% compared to 2006. We estimate that our unit sales remained flat while overall selling prices decreased by 5% comparing the two periods. We estimate our unit sales increased 9% as a result of acquisitions and new facilities, while unit sales from existing and closed facilities decreased 9%. Our overall selling prices fluctuate as a result of the Lumber Market (see “Historical Lumber Prices”) and were negatively impacted by pricing pressure in the site-built construction market.
Gross sales in 2006 decreased 1% compared to 2005. We estimate that our unit sales increased by 3% and overall selling prices decreased by 4% comparing the two periods. We estimate our unit sales increased 2% as a result of acquisitions and new facilities, while unit sales from existing and closed facilities increased 1%.
Changes in our sales by market are discussed below.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
DIY/Retail:
Gross sales to the DIY/retail market increased 3% in 2007 compared to 2006, as a result of a 7% increase in unit sales offset by a 4% decrease in selling prices due to a soft Lumber Market. We estimate that our unit sales increased as a result of our acquisitions of Geomatrix and Aljoma and significant market share gains we realized with “big box” retail customers. Our sales to these customers increased 12% (8% due to acquisitions and 4% due to existing facilities) while our sales to other retailers whose business is more closely correlated with housing starts was off 17% (a 10% increase due to acquisitions offset by a 27% decrease due to existing facilities). Our increase in sales to “big box” customers was less than expected, however, which we believe was caused by a decline in consumer spending on large home improvement projects.
Gross sales to the DIY/retail market decreased 5% in 2006 compared to 2005, as a result of a 3% decrease in units shipped and a 2% decrease in selling prices due to the Lumber Market. Our decline in unit sales was a result of a 5% decline in unit sales out of existing and closed facilities, offset by a 2% increase in unit sales attributable to our acquisitions of DecKorators and GeoMatrix. Our unit sales out of existing facilities declined due in part to decreases in consumer spending and housing starts. These decreases were partially offset by market share gains we realized with our “big box” customers.
Site-Built Construction:
Gross sales to the site-built construction market decreased 27% in 2007 compared to 2006, due to a 14% decrease in unit sales out of existing facilities, a 4% decline due to our decision to exit the Las Vegas framing market, and a 10% decrease in selling prices due to a soft Lumber Market and competitive pricing pressure, particularly in our third and fourth quarters. Single-family housing starts have fallen approximately 29% in 2007 compared to 2006 as a result of an excess supply of homes, tighter credit conditions, and an increase in foreclosures associated with sub-prime lending practices. These decreases were offset by market share gains we have realized in the multi-family and light commercial market and a 1% increase in unit sales due to our acquisitions of Dura-Bilt and Perfection.
Gross sales to the site-built construction market increased 8% in 2006 compared to 2005, due to an increase in unit sales as selling prices remained relatively flat. Unit sales increased 1% as a result of acquisitions and new facilities combined with a 7% increase in unit sales out of several existing facilities. Our growth was a result of strong housing and multi-family construction activities in certain regions during the first six months of 2006 and greater market penetration by offering turn-key framing and lumber packages in addition to wall panels in some regions. In addition, our multi-family framing operation in the Northeast achieved significant increases in sales and gained market share. A dramatic decline in housing starts beginning in the third quarter and continuing through the fourth quarter of 2006 negatively impacted our unit sales of engineered trusses and offset part of the positive results mentioned above.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Industrial:
Gross sales to the industrial market increased 7% in 2007 compared to 2006, due to an 8% increase in units shipped offset by a 1% decrease in selling prices. Our acquisitions of United and Aljoma and our continued focus on adding new customers, including concrete forming, helped us mitigate the effect of a decline in sales to certain customers that supply the housing market.
Gross sales to the industrial market increased 4% in 2006 compared to 2005, due to a 12% increase in units shipped and an 8% decrease in selling prices due to the Lumber Market. Our unit sales increase was the result of organic growth out of several existing facilities. During 2006 we have added nearly 1,200 new accounts and have been successful at increasing our sales with existing customers.
Manufactured Housing:
Gross sales to the manufactured housing market increased 2% in 2007 compared to 2006, due to a 9% increase in unit sales offset by a 7% decrease in selling prices primarily due to a soft Lumber Market. We estimate that our unit sales increased 21% as a result of acquiring Banks, while unit sales from existing and closed facilities decreased 12% due to the continued decline in industry production.
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
Value-Added and Commodity-Based Sales:
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2007	60.5%	39.5%
2006	62.7%	37.3%
2005	59.2%	40.8%
Note:	In the third quarter of 2007, we reviewed the classification of our product codes and made certain reclassifications. Historical information has been restated to reflect these reclassifications.
Value-added sales decreased 9% in 2007 compared to 2006, primarily due to decreased sales of trusses, turn-key framing packages, and wall panels, offset partially by increased sales of fencing and lattice sold to the DIY/retail market. Commodity-based sales remained flat in 2007 compared to 2006 in spite of difficult market conditions primarily due to our acquisitions of Aljoma and Banks. See Notes to Consolidated Financial Statements, Note O, “Segment Reporting.”
Value-added sales increased 5% in 2006 compared to 2005, primarily due to increased sales of turn-key framing packages to the site-built market, increased sales of fencing sold to the DIY/retail market and increased sales of industrial packaging and components. These increases were partially offset by a decrease in sales of trusses. Commodity-based sales decreased 9% primarily due to a decrease in unit sales of treated lumber to the DIY/retail market, lumber packages to the site-built construction market and the decline in the level of the Lumber Market.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
COST OF GOODS SOLD AND GROSS PROFIT
Our gross profit percentage decreased to 12.3% in 2007 from 14.3% in 2006 and gross profit dollars decreased 19% in 2007 compared to 2006. The decline in profitability was primarily due to a combination of:
•	Increased pricing pressure on sales to the site-built construction market due to the overall decline in market demand and excess capacity of suppliers.

•	Cost inefficiencies as a result of the impact of decreased unit sales out of existing facilities and fixed manufacturing costs.

•	Sales incentives offered to customers to gain market share.

•	A change in sales mix whereby historically higher margin engineered wood components sold to site-built customers comprised a lower percentage of our sales.
Our gross profit percentage increased to 14.3% in 2006 from 13.3% in 2005 due, in part, to the lower level of the Lumber Market in 2006. Our gross profit dollars increased by 6% in 2006, while our units shipped increased by 3%. The increase in profitability was primarily due to a combination of:
•	Increased sales of higher margin, value-added products.

•	Improved profitability on sales to our industrial market.

•	Cost efficiencies we achieved through our company-wide innovation program.
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general and administrative (“SG&A”) expenses decreased by over $2 million, or 1%, in 2007. Existing facilities and operations we closed this year had the effect of decreasing our SG&A expenses approximately $9 million, while business acquisitions added $7 million to our costs. The cost decrease in our existing facilities was primarily due to a decline in accrued bonus expense, which is tied to operating profits and return on investment. This decrease was offset by approximately $7 million of expense we recorded to impair the value of certain property, plant and equipment and an increase in depreciation and amortization expense.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SG&A expenses increased 10% in 2006, which compares unfavorably with our 3% increase in unit sales. Business acquisitions and new facilities added almost $13 million in SG&A expenses, which represents approximately 50% of the overall increase. The remaining increase was primarily due to increases in compensation and benefit expenses, travel-related expenses, professional services and stock based compensation expense. These amounts were partially offset by a decline in bad debt expense and liability insurance expense.
INTEREST, NET
Net interest costs were higher in 2007 compared to 2006 primarily due to an increase in borrowings on the revolving credit facility as a result of acquisitions.
Net interest costs were lower in 2006 compared to 2005 due to a combination of increased income on investments held by our wholly-owned insurance captive and a decline in interest expense, in spite of higher borrowing rates on our variable rate debt. The overall decline in interest expense is also attributable to our decreased borrowings under our revolving credit facility.
INCOME TAXES
Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences. Our effective tax rate increased to 39.9% in 2007 compared to 34.6% in 2006 primarily due to the impairment charge we recorded for property, plant and equipment for our Canadian subsidiary, for which we recorded no related tax benefit.
Our effective tax rate decreased to 34.6% in 2006 compared to 37.1% in 2005 primarily due to a $4.5 million estimated benefit from federal research & development tax credits for 2001 – 2006 combined with a decline in our effective state income tax rate due to tax credits received in 2006, partially offset by a $1.1 million expense to establish a valuation allowance against a net operating loss carry forward for our Canadian subsidiary.
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 29, 2007 (in thousands).

	Payments Due by Period
	Less than	1-3	3-5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and capital lease obligations	$945	$15,588	$173,638	$15,900	$206,071
Estimated interest on long-term debt	12,109	19,872	18,964	6,244	57,189
Operating leases	17,072	24,040	8,848	3,271	53,231
Capital project purchase obligations	2,232				2,232

Total	$32,358	$59,500	$201,450	$25,415	$318,723

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
As of December 29, 2007, we also had $33.7 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.
LIQUIDITY AND CAPITAL RESOURCES
The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	2007	2006	2005
Cash from operating activities	$87,078	$152,322	$74,132
Cash from investing activities	(91,971)	(111,705)	(55,409)
Cash from financing activities	(2,610)	(35,724)	2,218

Net change in cash and cash equivalents	(7,503)	4,893	20,941
Cash and cash equivalents, beginning of year	51,108	46,215	25,274

Cash and cash equivalents, end of year	$43,605	$51,108	$46,215

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuances of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance our growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization. We believe this is one of many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.
Seasonality has a significant impact on our working capital from March to August which historically resulted in negative or modest cash flows from operations in our first and second quarters. Conversely, we experience a substantial decrease in working capital from September to February which results in significant cash flow from operations in our third and fourth quarters.
Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle (excluding the impact of our sale of receivables program) increased to 45 days in 2007 from 40 days in 2006 due to a 3 day increase in our days supply of inventory and a 2 day increase in our receivables cycle. Our days supply of inventory primarily increased because we planned for higher sales volumes in the first and second quarters than actually occurred due to market conditions. Our receivables cycle lengthened primarily due to the payment patterns of our site-built construction customers.
Our cash flow from operating activities was approximately $87 million in 2007 in spite of difficult market conditions. We were able to effectively manage our working capital during the fourth quarter and reduce our accounts receivable and inventory despite an increase in sales. These improvements were partially offset by a decrease in accounts payable related to our lower inventory levels and a decrease in accrued liabilities due to the decrease in accrued bonus compensation.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Cash used for investing activities decreased by approximately $20 million in 2007 compared to 2006 due to a $15 million decrease in amounts spent for business acquisitions (see “Business Combinations”) and a $4 million decrease in capital expenditures.
Cash used in financing activities was almost $3 million due to purchases we made of our common stock.
On December 29, 2007, we had approximately $55 million outstanding on our $300 million revolving credit facility. The revolving credit facility supports letters of credit totaling approximately $31.3 million on December 29, 2007. Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest and fixed charge coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 29, 2007.
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
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 29, 2007. Our accounting policies with respect to the reserves are as follows:

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
“GO 2010”
In 2006, we announced our new five year growth plan entitled “GO (Growth and Opportunity) 2010”, which includes the following goals to be achieved by the end of our fiscal year 2010:
•	Increasing sales to $4 billion.

•	Improving productivity by 10%, which will be measured through a variety of statistics such as sales per employee and operating profit per employee.

•	Improving inventory turnover and our cash cycle by 10%.

•	Achieving 100% customer satisfaction.

•	Increasing opportunities for all employees.
The plan focuses on growing the business through organic and acquisition growth, driving waste out of our processes through a new program called Continuous Improvement at Universal (“Continuous Improvement”), and changes to the organizational structure intended to cultivate growth and opportunity for the organization and its employees.
Since we announced our GO 2010 goals, industry and general economic conditions have significantly deteriorated. In addition, the Lumber Market has declined from an average of $388/mbf in 2005 to an average of $283/mbf in 2007, a 27% decline, which has adversely impacted our sales. We review our long-term goals periodically and to date we have not revised them.
2008 OUTLOOK
Key assumptions with respect to our 2008 outlook include:
•	A continued decline in housing starts for the year and a soft DIY/retail market.

•	A continued depressed lumber market as mills face lower demand and as the global supply of wood continues to expand.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
•	Persistent price pressure, especially early in the year, from competition among suppliers who continue to offer price concessions to win business, particularly in the site-built construction market.

•	Continued market share gains in the site-built construction market due in part to gains in multi-family and commercial construction, and in the industrial market.

•	Maintaining a strong market share with DIY/retail and manufactured housing customers.

•	No permanent plant closures (or closures that could result in asset impairment charges). Any plant consolidations or closures would be temporary in nature, creating no asset impairment charges.
With these factors in mind, including the anticipated net sales and net earnings of International Wood Industries (“IWI”), we are targeting net sales of between $2.45 billion and $2.55 billion, and net earnings of between $22 million and $27 million for 2008.
DIY/RETAIL MARKET
The Home Improvement Research Institute forecasts a decrease in repair/remodel projects of 3% to $176 billion in 2008. A decline is forecasted due to a decrease in consumer spending, a continued decline in housing market activity, and tight credit conditions in 2008. The Consumer Confidence Index fell to 88.6 in December, down from 110.2 at the beginning of the year.
In 2008, we believe we will maintain market share gained with certain “big box” home improvement and other retailers, but will continue to be impacted by the soft market conditions discussed above. On a long-term basis, it is our goal to achieve sales growth by:
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

•	Developing new value-added products and services for this market through our Consumer Products Division.

•	Adding capacity or new markets through strategic business acquisitions.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SITE-BUILT CONSTRUCTION MARKET
The Mortgage Bankers Association of America forecasts a 26% decline in single-family housing starts to an estimated 0.8 million starts in 2008 as the industry continues to recover from excess inventory levels of single-family homes, tighter credit conditions, and an increase in foreclosures associated with sub-prime lending practices.
In 2008, we believe the decline in single-family housing starts will continue to impact our sales and gross margins. Our strategy during this downturn is to continue to gain market share as a result of our cost advantages over smaller competitors and by increasing our market share in the multi-family and light commercial construction markets and continuing to offer framing services to provide a “turn-key” offering to customers.
On a long-term basis, we anticipate growth in our sales to the site-built construction market as market conditions improve and as a result of market share gains achieved through:
•
Acquisitions of component manufacturers and framing service providers. We believe the trend whereby customers prefer to purchase a combination of components and framing services will continue. Therefore, our acquisition strategy includes targeted markets for framing operations.

•
Greater customer acceptance of engineered wood components, particularly wall panels and floor systems, because of the benefits these products provide builders over traditional carpentry methods employed on the job site.

•	Industry consolidation toward large production-oriented builders, which tend to prefer the use of engineered products and who desire suppliers with a national presence.
MANUFACTURED HOUSING MARKET
It is our goal to maintain our current market share of trusses produced for the HUD code market, which increased as a result of our acquisition of Banks in November 2006. On a long-term basis we believe the HUD code market will regain a greater share of the single-family market as credit conditions normalize and as consumers seek more affordable housing alternatives.
Sales of modular homes are expected to be impacted by the oversupply of single-family housing and tight credit conditions. It is our goal to maintain our market share of trusses produced for the modular market as a result of our strong relationships with modular builders, design services and proprietary products, and successful integration of Banks. On a long-term basis, we anticipate modular housing will gain additional share of the single-family market as a result of more developers adopting the controlled building environment of modular construction as a method of cost control.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
INDUSTRIAL MARKET
One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant growth opportunities as a result of our competitive cost advantages in manufacturing, purchasing, and material utilization. To take advantage of these opportunities, we plan to continue to obtain market share through an internal growth strategy utilizing our current manufacturing capabilities and dedicated industrial sales force. On a long-term basis, we also plan to evaluate strategic acquisition opportunities and continue to gain market share with concrete forming customers. On February 5, 2008, one of our subsidiaries acquired International Wood Industries, a manufacturer of industrial products that sells specialty packaging and shipping products such as agriculture boxes for shipping food; moving boxes for the U.S. military; and crating, pallets and skids for a variety of industrial customers.
GROSS PROFIT
We believe the following factors may impact our gross profits and margins in 2008:
•
Our ability to maintain sales and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. If our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.

•
In the first half of 2008 we expect to continue to experience challenging market conditions that caused a decline in our gross margins in the second half of 2007. These conditions resulted in more intense price competition and a reduction in sales of some products, particularly those for site-built construction.

•	Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber. (See “Impact of the Lumber Market on our Operating Results.”)

•	Our ability to gain market share and the relative strength of our end markets will impact our sales prices, capacity utilization, and profitability.

•	Our ability to continue to achieve planned cost reductions through plant consolidations and our Continuous Improvement initiative.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
In the third quarter of 2007, as a result of deteriorating market conditions, we took actions to reduce our headcount and certain overhead costs. In 2007, we also experienced a decline in accrued bonus expense, which is tied to operating profits and return on investment. We expect that these factors will continue to favorably impact our SG&A expenses in 2008. Additionally, in the fourth quarter of 2007 we closed certain facilities and consolidated others into existing locations to better align our manufacturing capacity with the current business environment. We anticipate these actions will also result in a reduction to our SG&A expenses in 2008. The decreases mentioned above are expected to be offset by a stock grant made on February 8, 2008. We estimate that we will recognize total expense of approximately $1.3 million for each of the next three years for this grant.
On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:
•
Our growth in sales to the industrial market and, when industry conditions improve, the site-built construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design requirements.

•	Our incentive compensation program discussed above.

•	Our growth and success in achieving Continuous Improvement objectives.
LIQUIDITY AND CAPITAL RESOURCES
Our cash cycle will continue to be impacted in the future based on our mix of sales by market. Sales to the site-built construction and industrial markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the DIY/retail and manufactured housing markets.
Management expects to spend between $20 million and $25 million on capital expenditures in 2008 and incur depreciation and amortization of intangible assets of approximately $49 million. On December 29, 2007, we had outstanding purchase commitments on capital projects of approximately $2.2 million.
We have no present intention to change our dividend policy, which is currently $0.06 per share paid semi-annually.
Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.2 million shares as of December 29, 2007. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.
The Series 1998-A Senior Notes totaling $78.5 million are due December 21, 2008, however we intend to refinance them on a long-term basis. Currently, we have the ability to finance the obligation with the revolving credit facility due February 12, 2012. We are also obligated to pay additional amounts due on long-term debt totaling approximately $0.9 million in 2008.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
On January 24, 2008 we sold the vacant land we acquired as part our acquisition of Aljoma. The net sales price was approximately $24.2 million.
On February 5, 2008, one of our subsidiaries acquired International Wood Industries (IWI), a manufacturer of industrial products headquartered in Turlock, CA with annual sales for the year ended December 31, 2007 of approximately $40 million. IWI sells specialty packaging and shipping products such as agriculture boxes for shipping food; moving boxes for the U.S. military; and crating, pallets and skids for a variety of industrial customers. The purchase price for the stock was approximately $14 million.

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
We assessed the effectiveness of our internal control over financial reporting as of December 29, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, management has concluded that as of December 29, 2007, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows our report.
Universal Forest Products, Inc.
February 13, 2008

Report of Independent Registered Public Accounting Firm
on Internal Control Over Financial Reporting
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited Universal Forest Products, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Product, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
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
In our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 29, 2007 of Universal Forest Products, Inc. and subsidiaries and our report dated February 13, 2008 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Grand Rapids, Michigan
February 13, 2008

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 29, 2007 and December 30, 2006, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 29, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 29, 2007 and December 30, 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 13, 2008 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
ERNST & YOUNG LLP
Grand Rapids, Michigan
February 13, 2008

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 29,	December 30,
	2007	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,605	$51,108
Accounts receivable, net	142,562	148,242
Inventories:
Raw materials	120,805	128,621
Finished goods	115,063	116,497

	235,868	245,118
Assets held for sale	33,624
Other current assets	21,754	9,363
Prepaid income taxes	15,077	15,239
Deferred income taxes	8,035	6,065

TOTAL CURRENT ASSETS	500,525	475,135

OTHER ASSETS	8,094	7,404
GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS	150,272	155,177
OTHER INTANGIBLE ASSETS, net	23,849	25,390
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	64,754	71,366
Building and improvements	148,000	153,369
Machinery, equipment and office furniture	293,579	234,741
Construction in progress	6,670	6,545

	513,003	466,021
Less accumulated depreciation and amortization	(238,743)	(215,686)

PROPERTY, PLANT AND EQUIPMENT, NET	274,260	250,335

TOTAL ASSETS	$957,000	$913,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$83,505	$94,441
Accrued liabilities:
Compensation and benefits	49,558	71,990
Other	28,717	25,111
Current portion of long-term debt and capital lease obligations	945	680

TOTAL CURRENT LIABILITIES	162,725	192,222

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	205,126	169,417
DEFERRED INCOME TAXES	24,536	12,697
MINORITY INTEREST	10,376	10,819
OTHER LIABILITIES	17,569	13,544

TOTAL LIABILITIES	420,332	398,699

SHAREHOLDERS’ EQUITY:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 18,907,841 and 18,858,892	$18,908	$18,859
Additional paid-in capital	123,368	113,754
Retained earnings	391,253	380,931
Accumulated other comprehensive earnings	4,704	2,451

	538,233	515,995
Employee stock notes receivable	(1,565)	(1,253)

TOTAL SHAREHOLDERS’ EQUITY	536,668	514,742

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$957,000	$913,441

See notes to consolidated condensed financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Year Ended
	December 29,	December 30,	December 31,
	2007	2006	2005

NET SALES	$2,513,178	$2,664,572	$2,691,522

COST OF GOODS SOLD	2,204,149	2,282,890	2,332,266

GROSS PROFIT	309,029	381,682	359,256

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	255,537	257,937	234,411

EARNINGS FROM OPERATIONS	53,492	123,745	124,845

Interest expense	17,033	14,053	15,171
Interest income	(2,150)	(2,443)	(1,098)

	14,883	11,610	14,073

EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	38,609	112,135	110,772

INCOME TAXES	15,396	38,760	41,050

EARNINGS BEFORE MINORITY INTEREST	23,213	73,375	69,722

MINORITY INTEREST	(2,168)	(3,250)	(2,349)

NET EARNINGS	$21,045	$70,125	$67,373

EARNINGS PER SHARE - BASIC	$1.10	$3.73	$3.67

EARNINGS PER SHARE - DILUTED	$1.09	$3.62	$3.53

WEIGHTED AVERAGE SHARES OUTSTANDING	19,056	18,820	18,374

WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK EQUIVALENTS	19,362	19,370	19,106
See notes to consolidated condensed financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

			Deferred	Deferred		Accumulat-
		Additional	Stock	Compensa-		ed Other	Employees
	Common	Paid-In	Compensa-	tion Rabbi	Retained	Comprehen-	Stock Notes
	Stock	Capital	tion	Trust	Earnings	sive Earnings	Receivable	Total
Balance at December 25, 2004	$18,002	$89,269	$3,423	$(1,331)	$247,427	$1,525	$(1,546)	$356,769
Comprehensive earnings:
Net earnings					67,373
Foreign currency translation adjustment						883
Total comprehensive earnings								68,256
Cash dividends - $.105 per share					(1,922)			(1,922)
Issuance of 411,245 shares under employee stock plans	411	4,781						5,192
Issuance of 3,713 shares under stock grant programs	4	158						162
Issuance of 33,074 shares under deferred compensation plans	33	939	(216)	(756)				—
Received 49,244 shares for the exercise of stock options	(49)	(1,856)						(1,905)
Tax benefits from non-qualified stock options exercised		4,021						4,021
Accrued expense under deferred compensation plans			1,005	(30)				975
Issuance of 1,605 shares in exchange for employee stock notes receivable	2	60					(62)	—
Payments received on employee stock notes receivable							304	304

Balance at December 31, 2005	$18,403	$97,372	$4,212	$(2,117)	$312,878	$2,408	$(1,304)	$431,852
Comprehensive earnings:
Net earnings					70,125
Foreign currency translation adjustment						43
Total comprehensive earnings								70,168
Cash dividends - $.110 per share					(2,072)			(2,072)
Reversal of deferred compensation upon adoption of SFAS 123(R)		2,095	(4,212)	2,117				—
Issuance of 349,644 shares under employee stock plans	350	5,678						6,028
Issuance of 3,467 shares under stock grant programs	3	194						197
Issuance of 101,278 shares under deferred compensation plans	101	(101)						—
Received 1,367 shares for the exercise of stock options	(1)	(89)						(90)
Tax benefits from non-qualified stock options exercised		4,376						4,376
Expense associated with share-based compensation arrangements		972						972
Accrued expense under deferred compensation plans		3,056						3,056
Issuance of 3,222 shares in exchange for employee stock notes receivable	3	201					(204)	—
Payments received on employee stock notes receivable							255	255

Balance at December 30, 2006	$18,859	$113,754	$—	$—	$380,931	$2,451	$(1,253)	$514,742
Comprehensive earnings:
Net earnings					21,045
Foreign currency translation adjustment						2,253
Total comprehensive earnings								23,298
Cash dividends - $.115 per share					(2,185)			(2,185)
Issuance of 220,345 shares under employee stock plans	220	3,683						3,903
Issuance of 3,961 shares under stock grant programs	4	170						174
Issuance of 69,777 shares under deferred compensation plans	70	(70)						—
Repurchase of 239,400 shares	(239)				(8,538)			(8,777)
Received 15,866 shares for the exercise of stock options	(16)	(766)						(782)
Tax benefits from non-qualified stock options exercised		1,867						1,867
Expense associated with share-based compensation arrangements		505						505
Accrued expense under deferred compensation plans		3,733						3,733
Issuance of 10,132 shares in exchange for employee stock notes receivable	10	492					(502)	—
Payments received on employee stock notes receivable							190	190

Balance at December 29, 2007	$18,908	$123,368	$—	$—	$391,253	$4,704	$(1,565)	$536,668

See notes to consolidated condensed financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended
	December 29,	December 30,	December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$21,045	70,125	$67,373
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	39,547	33,771	31,311
Amortization of intangibles	8,034	5,751	3,485
Notes receivable written off to expense			816
Expense associated with share-based compensation arrangements	505	972
Expense associated with stock grant plans	174	197	162
Deferred income taxes	(4,134)	(1,100)	(7,377)
Tax benefits from non-qualified stock options exercised			4,021
Minority interest	2,168	3,250	2,349
Gain on sale of interest in subsidiary	(140)
Net loss (gain) on sale or impairment of property, plant and equipment	6,755	141	(553)
Changes in:
Accounts receivable	19,538	41,912	(28,742)
Inventories	27,795	22,262	(36,501)
Accounts payable	(9,569)	(14,576)	16,998
Accrued liabilities and other	(23,885)	(6,385)	20,790
Excess tax benefits from share-based compensation arrangements	(755)	(3,998)

NET CASH FROM OPERATING ACTIVITIES	87,078	152,322	74,132

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(39,360)	(43,504)	(40,233)
Acquisitions, net of cash received	(57,087)	(71,814)	(20,747)
Proceeds from sale of interest in subsidiary	400
Proceeds from sale of property, plant and equipment	4,769	1,245	2,712
Advances on notes receivable	(1,002)		(887)
Collections on notes receivable	347	1,614	820
Insurance proceeds			3,057
Other, net	(38)	754	(131)

NET CASH FROM INVESTING ACTIVITIES	(91,971)	(111,705)	(55,409)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving credit facilities	34,648	(37,700)	23,827
Repayment of long-term debt	(28,466)	(3,228)	(23,407)
Proceeds from issuance of common stock	3,539	5,938	4,487
Distributions to minority shareholders	(1,797)	(2,586)	(1,217)
Investment received from minority shareholder			500
Dividends paid to shareholders	(2,185)	(2,072)	(1,922)
Repurchases of common stock	(8,777)
Excess tax benefits from share-based compensation arrangements	755	3,998
Other, net	(327)	(74)	(50)

NET CASH FROM FINANCING ACTIVITIES	(2,610)	(35,724)	2,218

NET CHANGE IN CASH AND CASH EQUIVALENTS	(7,503)	4,893	20,941
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	51,108	46,215	25,274

CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,605	$51,108	$46,215

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS -
(CONTINUED)

	Year Ended
	December 29,	December 30,	December 31,
	2007	2006	2005
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest	$17,055	14,637	$14,179
Income taxes	16,919	52,335	43,303

NON-CASH OPERATING ACTIVITIES:
Accounts receivable exchanged for note receivable	$257	$431	$765
Deferred purchase price of acquisition exchanged for current payable		53
Deferred purchase price of acquisition exchanged for long-term liability		721

NON-CASH INVESTING ACTIVITIES:
Property, plant and equipment exchanged for long-term debt		1,379	63
Note receivable exchanged for property, plant and equipment		550
Stock acquired through employees’ stock notes receivable	502	204	62

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	3,452	2,225	972
Stock received for the exercise of stock options, net	418		1,200
See notes to consolidated condensed financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We market, manufacture and engineer wood and wood-alternative products for the do-it-yourself/retail (“D-I-Y/retail”) market, structural lumber products for the manufactured housing market, engineered wood components for the site-built construction market, and specialty wood packaging for various markets. We also provide framing services for the site-built construction market and various forms for concrete construction. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, and other building products.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2007, 2006, and 2005 relate to the fiscal years ended December 29, 2007, December 30, 2006, and December 31, 2005, respectively. Fiscal years 2006 and 2007 were comprised of 52 weeks, 2005 was comprised of 53 weeks.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The fair value estimates presented herein are based on pertinent information available to management as of December 29, 2007. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $33.8 million and $28.1 million as of December 29, 2007 and December 30, 2006, respectively.
As a result of our cash management system, checks issued but not presented to our bank for payment create negative cash balances. These negative balances are included in accounts payable and accrued liabilities and totaled $21.3 million and $20.8 million as of December 29, 2007 and December 30, 2006, respectively.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions		Recovery
		Charged to		of Amounts
	Beginning	Costs and		Previously	Ending
	Balance	Expenses	Deductions*	Written Off	Balance
Year Ended December 29, 2007:
Allowance for possible losses on accounts receivable	$3,576	$23,686	$(25,374)	$515	$2,403

Year Ended December 30, 2006:
Allowance for possible losses on accounts receivable	$3,396	$23,787	$(23,975)	$368	$3,576

Year Ended December 31, 2005:
Allowance for possible losses on accounts receivable	$2,943	$29,173	$(29,531)	$811	$3,396

*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
FOREIGN CURRENCY TRANSLATION
Our foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities are translated at exchange rates as of the balance sheet date and revenues and expenses are translated using weighted average rates, with translation adjustments included as a separate component of shareholders’ equity.
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 29, 2007 and December 30, 2006. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the balances of percentage-of-completion accounts on December 29, 2007 and December 30, 2006 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2007	2006
Cost and Earnings in Excess of Billings	$10,927	$4,829
Billings in Excess of Cost and Earnings	8,568	6,236
SHIPPING AND HANDLING OF PRODUCT
Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.
LONG-LIVED ASSETS
In accordance with SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets (“SFAS No. 144”), we evaluate the recoverability of our long-lived assets by determining whether unamortized balances could be recovered through undiscounted future operating cash flows over the remaining lives of the assets. If the sum of the expected future cash flows was less than the carrying value of the assets, an impairment loss would be recognized for the excess of the carrying value over the fair value. The estimated fair value is determined by discounting the expected future cash flows at a rate that is required for a similar investment with like risks.
EARNINGS PER SHARE
Basic earnings per share (“EPS”) is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted (see Note I) utilizing the “treasury stock” method.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2007			2006			2005
	Income	Shares	Per	Income	Shares	Per	Income	Shares	Per
	(Num-	(Denom-	Share	(Num-	(Denom-	Share	(Num-	(Denom-	Share
	erator)	inator)	Amount	erator)	inator)	Amount	erator)	inator)	Amount
Net Earnings	$21,045			$70,125			$67,373

EPS - Basic
Income available to common stockholders	21,045	19,056	$1.10	70,125	18,820	$3.73	67,373	18,374	$3.67

Effect of Dilutive Securities
Options		306			550			732

EPS - Diluted
Income available to common stockholders and assumed options exercised	$21,045	19,362	$1.09	$70,125	19,370	$3.62	$67,373	19,106	$3.53

Options to purchase 30,000 shares of common stock at exercise prices ranging from $31.11 to $36.01 were outstanding as of December 29, 2007, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.
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
RECENTLY ISSUED ACCOUNTING STANDARDS
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. We are required to adopt this new accounting guidance at the beginning of the fiscal year ending December 27, 2008. While we are currently evaluating the provisions of SFAS No. 157, the adoption is not expected to have a material impact on our consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 allows companies to choose to measure certain financial instruments and certain other items at fair value. The statement requires that unrealized gains and losses are reported in earnings for items measured using the fair value option and establishes presentation and disclosure requirements. We are required to adopt this new accounting guidance at the beginning of the fiscal year ending December 27, 2008. We are currently evaluating the impact SFAS No. 159 may have on our consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces FAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for us for business combinations closed on or after January 1, 2009.
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for us for the fiscal year ending December 26, 2009. We are currently evaluating the impact SFAS No. 160 may have on our consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
B.	ASSETS HELD FOR SALE

Included in “Assets held for sale” on our Consolidated Balance Sheets is certain property, plant and equipment totaling $33.6 million at December 29, 2007. We evaluated certain property, plant and equipment under the requirements of SFAS No. 144, which resulted in an impairment charge totaling approximately $7 million included in SG&A expenses for the year ending December 29, 2007. The held for sale assets consist of certain vacant land and several facilities we closed to better align manufacturing capacity with the current business environment. The fair values were determined based on the appraisals or recent offers to acquire the assets and are included in our Eastern and Western operating segments.

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

The following amounts were included in other intangible assets, net as of December 29, 2007 and December 30, 2006 (in thousands):

	2007		2006
		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization
Non-compete agreements	$20,871	$(10,764)	$28,318	$(9,649)
Licensing agreements	4,050	(871)	2,510	(2,395)
Customer relationships	13,814	(5,601)	9,088	(2,507)
Patents	2,980	(630)
Backlog			693	(668)

Total	$41,715	$(17,866)	$40,609	$(15,219)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 11 years
Licensing agreements	3 to 5 years
Customer relationship	5 years
Backlog	1 year

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Amortization expense of intangibles totaled $8.0 million, $5.8 million and $3.5 million in 2007, 2006, and 2005, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2008	$7,817
2009	6,329
2010	5,366
2011	3,155
2012	550
Thereafter	632

Total	$23,849

The changes in the net carrying amount of goodwill and indefinite-lived intangible assets for the years ended December 29, 2007 and December 30, 2006, are as follows (in thousands):

		Indefinite-
		Lived
		Intangible
	Goodwill	Assets
Balance as of December 31, 2005	$131,556	$0
Acquisitions	31,097	2,340
Final purchase price allocations	(9,915)
Translation adjustment	99

Balance as of December 29, 2006	$152,837	$2,340

Acquisitions	1,860
Final purchase price allocations	(7,797)
Translation adjustment	1,032

Balance as of December 29, 2007	$147,932	$2,340

D.	DEBT

On February 12, 2007, we completed a five-year, $300 million unsecured revolving credit facility, which includes amounts reserved for letters of credit and replaces our $250 million facility. Cash borrowings are charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 27 to 90 basis points, based upon our financial performance). We are also charged an annual facility fee on the entire amount of the lending commitment (ranging from 8 to 25 basis points, based upon our performance), and a usage premium (ranging from 5 to 12.5 basis points, based upon our performance) at times when borrowings in US Dollars exceed $140 million. The average borrowing rate on this facility was 5.5% in 2007. The amount outstanding on the revolving credit facility is included in the long-term debt summary below. The revolving credit facility supports letters of credit totaling approximately $31.3 million on December 29, 2007.

On December 20, 2004, we completed a five-year, $250 million unsecured revolving credit facility, which included amounts reserved for letters of credit. The average borrowing rate on this facility was 4.9% in 2006. The amount outstanding on the revolving credit facility is included in the long-term debt summary below.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

Outstanding letters of credit extended on our behalf aggregated $33.7 million on December 29, 2007, which includes approximately $16.1 million related to industrial development revenue bonds. Outstanding letters of credit extended on our behalf aggregated $39.2 million on December 30, 2006, which includes approximately $18.5 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to three years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate ranging from 27 to 90 basis points in 2007 under the $300 million facility and 42.5 to 107.5 basis points in 2006 under the $250 million facility, based upon our financial performance.

Long-term debt and capital lease obligations are summarized as follows on December 29, 2007 and December 30, 2006 (amounts in thousands):

	2007	2006
Series 1998-A Senior Notes Tranche B, due on December 21, 2008, interest payable semi-annually at 6.98%	$59,500	$59,500
Series 1998-A Senior Notes Tranche C, due on December 21, 2008, interest payable semi-annually at 6.98%	19,000	19,000
Series 2002-A Senior Notes Tranche A, due on December 18, 2009, interest payable semi-annually at 5.63%	15,000	15,000
Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable semi-annually at 6.16%	40,000	40,000
Revolving credit facility totaling $300 million due on February 12, 2012, interest due monthly at a floating rate (4.80% on December 29, 2007)	54,614	15,883
Series 1998 Industrial Development Revenue Bonds, due on December 1, 2018, interest payable monthly at a floating rate (3.91% on December 29, 2007)	1,300	1,300
Series 1999 Industrial Development Revenue Bonds, due on July 1, 2029, interest payable monthly at a floating rate		2,400
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (3.68% on December 29, 2007)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (3.87% on December 29, 2007)	2,700	2,700
Series 2000 Industrial Development Revenue Bonds, due on November 1, 2020, interest payable monthly at a floating rate (3.87% on December 29, 2007)	2,400	2,400
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (3.87% on December 29, 2007)	2,500	2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (3.85% on December 29, 2007)	3,700	3,700
Capital lease obligations, interest imputed at 5.3%	857	902
Other	1,200	1,512

	206,071	170,097
Less current portion	945	680

Long-term portion	$205,126	$169,417

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 29, 2007.
On December 29, 2007, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2008	$945
2009	15,317
2010	271
2011	254
2012	173,384
Thereafter	15,900

$206,071

The Series 1998-A Senior Notes totaling $78,500 are due December 21, 2008, however we intend to refinance them on a long-term basis. Currently, we have the ability to finance the obligation with the revolving credit facility due February 12, 2012.

On December 29, 2007, the estimated fair value of our long-term debt, including the current portion, was $207.6 million, which was $1.5 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

E.	LEASES

Leased property included in the balance sheet on December 29, 2007 and December 30, 2006 is as follows (in thousands):

	2007	2006
Machinery and equipment	$2,498	$1,363
Less accumulated amortization	(1,091)	(207)

	$1,407	$1,156

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
We lease certain real estate under operating and capital lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and aircrafts under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable leases on December 29, 2007 are as follows (in thousands):

	Capital	Operating
	Leases	Leases	Total
2008	$772	$17,072	$17,844
2009	97	13,488	13,585
2010	33	10,552	10,585
2011		6,188	6,188
2012		2,660	2,660
Thereafter		3,271	3,271

Total minimum lease payments	$902	$53,231	$54,133

Less imputed interest	(45)

Present value of minimum lease payments	$857

Rent expense was approximately $24.0 million, $25.8 million, and $21.9 million in 2007, 2006, and 2005, respectively.

F.	DEFERRED COMPENSATION

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

We also maintain a non-qualified deferred compensation plan (the “Plan”) for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $4.7 million and $4.0 million on December 29, 2007 and December 30, 2006, respectively, and are included in “Other Assets.” Related liabilities totaled $10.5 million and $8.3 million on December 29, 2007 and December 30, 2006, respectively, and are included in “Other Liabilities” and “Shareholders’ Equity.” Assets of the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

On February 23, 2007, we established a non-qualified deferred stock bonus plan (“the 2007 Plan”) to reward key employees for extraordinary performance. The 2007 Plan is invested in our stock, funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. The related liability is recorded at the market value of the stock on the date of deferral, totaling $1.9 million on December 29, 2007 and is included in “Shareholders’ Equity.”

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
G.	SALE OF ACCOUNTS RECEIVABLE

On March 8, 2006, we entered into an accounts receivable sale arrangement with a bank. The terms of this agreement are substantially the same as the agreement that was in place in the first six months of 2005 and subsequently canceled on October 25, 2005. Under the terms of these agreements:

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
On December 29, 2007, $29.0 million of receivables were sold and outstanding, and we recorded $2.2 million of retained interest in other current assets. On December 30, 2006 $29.1 million of receivables were sold and outstanding, and we recorded $2.2 million of retained interest in other current assets. A summary of the transactions we completed in 2007, 2006, and 2005 is presented below (in thousands).

	2007	2006	2005
Accounts receivable sold	$624,448	$460,859	$401,431
Retained interest in receivables	(1,982)	(6,649)	(2,594)
Expense from sale	(2,629)	(1,847)	(1,214)
Servicing fee received	212	150	137

Net cash received from sale	$620,049	$452,513	$397,760

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
H.	COMMON STOCK

On June 1, 1993, our shareholders approved the Incentive Stock Option Plan (the “Plan”) for our officers. Options for the purchase of all 1,200,000 shares of our common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by us at the time of exercise and holds at least seventy-five percent of the individuals’ shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options are exercisable within thirty days of the anniversary of the Plan in 2008.

In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted shares of stock under this Plan in 2007, 2006, and 2005, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $68,000, $55,000, and $55,000, respectively.

In April 1994, our shareholders approved the Employee Stock Purchase Plan (“Stock Purchase Plan”). In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan (“2002 Stock Purchase Plan”) to succeed the Stock Purchase Plan. The plans allow eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2007, 2006, and 2005, shares were issued under this Plan for amounts totaling approximately $617,000, $811,000, and $511,000, respectively. The weighted average discounted fair value of these shares was $30.75, $48.36, and $36.92, respectively. Upon adoption of FASB Statement No. 123(R), Share-Based Payment, (“SFAS 123(R)”), we have expensed the fair value associated with these awards, which approximates the discount.

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan (“Stock Retainer Plan”). The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, is increased for dividends declared and may only be distributed in kind. We have accrued, in shareholders’ equity, approximately $1.1 million and $818,000 on December 29, 2007 and December 30, 2006, respectively, for obligations incurred under this Plan. There were no distributions in 2007 or 2006.

In January 1997, we instituted a Directors’ Stock Grant Program. In lieu of a cash increase in the amount of Director fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2007, 2006, and 2005, we issued shares and recognized the market value of the shares on the date of issuance as an expense totaling approximately $106,000, $142,000, and $107,000, respectively.

On April 28, 1999, our shareholders approved the Long Term Stock Incentive Plan (the “1999 Plan”). The 1999 Plan reserves a maximum of 1,000,000 shares, plus an annual increase of no more than 200,000 shares which may be added on the date of the annual meeting of shareholders each year. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. No options were granted in 2007 and 2006.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

On April 17, 2002, under the 1999 Plan, a Conditional Share Grant Agreement was executed which will grant our former Chief Executive Officer 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the Agreement. We have accrued in shareholders’ equity approximately $135,000 and $112,000 on December 29, 2007 and December 30, 2006 respectively, for this grant.

On February 3, 2006, under the 1999 Plan, Conditional Share Grant Agreements were executed which will grant certain employees a total of approximately 38,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the Agreement. We have accrued in shareholders’ equity approximately $2.1 million on December 29, 2007 for this grant.

On January 16, 2007, under the 1999 Plan, Conditional Share Grant Agreements were executed which will grant certain employees 500 shares each of common stock immediately upon the satisfaction of the terms and conditions set forth in the Agreement. We have accrued in shareholders’ equity approximately $16,000 on December 29, 2007 for this grant.

As of December 29, 2007, a total of approximately 1.9 million shares are reserved for issuance under the plans mentioned above.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2,500,000 shares of our common stock. In 2007, we repurchased 239,400 shares under this program. As of December 29, 2007, cumulative total authorized shares available for repurchase is approximately 1.2 million shares.

Common stock activity for 2007, 2006 and 2005 was as follows:

	Note	2007	2006	2005
Shares issued under plan:
Employee Stock Purchase	H	20,079	16,763	13,839
Stock option	I	200,266	332,881	397,406

Employee stock plans		220,345	349,644	411,245
Stock gift	H	1,661	967	1,213
Directors’ Stock Grant	H	2,300	2,500	2,500

Stock grant plans		3,961	3,467	3,713
Deferred compensation	F	69,777	101,278	21,144
Directors’ Stock Retainer	H			11,930

Deferred compensation plans		69,777	101,278	33,074
Stock notes receivable		10,132	3,222	1,605
Shares received for exercise of stock options		(15,866)	(1,367)	(49,244)
Stock repurchase	H	(239,400)

		48,949	456,244	400,393

Beginning common stock outstanding		18,858,892	18,402,648	18,002,255

Ending common stock outstanding		18,907,841	18,858,892	18,402,648

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
I.	STOCK-BASED COMPENSATION

Prior to January 1, 2006, we accounted for our stock option plans and our Employee Stock Purchase Plan using the intrinsic value method of accounting provided under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, (“APB 25”) and related Interpretations, as permitted by Financial Accounting Standards Board (“FASB”) Statement No. 123, Accounting for Stock-Based Compensation, (“SFAS 123”) under which no compensation expense was recognized for stock option grants and issuance of stock pursuant to the Employee Stock Purchase Plan. Accordingly, share-based compensation was included as a pro forma disclosure in the financial statement footnotes and continues to be provided for the period prior to fiscal 2006.

Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statements of Cash Flows. SFAS 123(R) requires the cash flows resulting from the tax benefits resulting from the tax deductions in excess of the compensation cost recognized for those options (“excess tax benefits from share-based compensation arrangements”) to be classified as financing cash flows. The $0.8 million and $4.0 million excess tax benefit from share-based compensation arrangements classified as a financing cash inflow for 2007 and 2006, respectively, would have been classified as an operating cash inflow if we had not adopted SFAS 123(R).

We provide compensation benefits to employees and non-employee directors under several share-based payment arrangements including various employee stock plans, the 2002 Employee Stock Purchase Plan, the Directors’ Retainer Stock Plan, the Directors’ Stock Grant Program and the Employee Stock Gift Program.

Stock Option Plans

To date, other than the Conditional Share Grant Agreements, we have only issued options under the 1999 plan.

Vesting requirements for awards under this plan will vary by individual grant and, as to outstanding awards, and are subject to time-based vesting. The contractual life of all of the options granted under this plan is no greater than 15 years.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. Expected volatility assumptions used were based on historical volatility of our stock. We utilize historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for the expected term of the option award was based on the U.S. Treasury yield curve in effect at the time of the grant. No new option awards were granted in 2007 and therefore no specific valuation assumptions are presented.

The following summary presents information regarding outstanding options as of December 29, 2007 and changes during the period then ended with regard to options under all stock option plans:

			Weighted
		Weighted	Average
	Stock	Average	Remaining	Aggregate
	Under	Exercise Price	Contractual	Intrinsic
	Option	Per Share	Term	Value
Outstanding at December 25, 2004	1,877,259	$17.42
Exercised	(397,406)	$11.78
Forfeited or expired	(94,974)	$16.81

Outstanding at December 31, 2005	1,384,879	$19.08
Exercised	(332,881)	$15.56
Forfeited or expired	(15,714)	$20.87

Outstanding at December 30, 2006	1,036,284	$20.18
Exercised	(200,266)	$16.21
Forfeited or expired	(39,541)	$23.65

Outstanding at December 29, 2007	796,477	$20.92	4.27	$7,388,252

Vested or expected to vest at December 29, 2007	473,000	$21.98	4.75	$3,967,160

Exercisable at December 29, 2007	323,477	$19.47	3.59	$3,421,092

The total intrinsic value of options exercised during 2007 and 2006 was $6.5 million and $16.9 million, respectively.
Employee Stock Purchase Plan
In 2007 and 2006, we issued shares under this plan totaling 20,079 and 16,763, respectively. In 2007 and 2006, the weighted average fair values per share of employee stock purchase rights pursuant to this plan were $5.42 and $8.26, respectively. The fair value of the stock purchase rights approximated the difference between the stock price and the employee purchase price.
Directors’ Retainer Stock Plan
We recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as expense and recorded the related obligation in shareholders’ equity. In 2007 and 2006, we recognized approximately $281,000 and $259,000, respectively, in expense for shares issued under this program.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Directors’ Stock Grant Program
In 2007 and 2006, we recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as an expense totaling approximately $106,000 and $142,000, respectively.
Conditional Share Grant Agreements
In 2007 and 2006, we recognized the fair value of the award estimated as of the date of grant. We recognized approximately $39,000 and $112,000, respectively, in expense for shares issuable under this program.
All Share-Based Payment Arrangements
The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $0.9 million and $299,000, respectively in 2007. The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $1.4 million and $481,000, respectively in 2006.
As of December 29, 2007, there was $0.9 million of total unrecognized compensation cost related to share-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 2.78 years.
In 2007 and 2006, cash received from option exercises and share issuances under the Stock Purchase Plan was $3.5 million and $5.9 million, respectively. The actual tax benefit realized in 2007 and 2006 for the tax deductions from option exercises totaled $1.9 million and $4.4 million, respectively.
Pro Forma Net Earnings
The following table provides pro forma net earnings and earnings per share had we applied the fair value method of SFAS 123 for 2005 (in thousands, except per share data):

2005
Net Earnings:
As Reported	$67,373
Deduct: Compensation expense - fair value method	(734)

Pro Forma	$66,639

EPS - Basic:
As Reported	$3.67
Pro Forma	$3.63

EPS - Diluted:
As Reported	$3.53
Pro Forma	$3.50

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
No options were granted in 2005.

J.	RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain non-wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 50% of employee contributions in 2007, 2006, and 2005, on a discretionary basis, totaling $4.1 million, $3.9 million, and $3.7 million, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

K.	INCOME TAXES

Income tax provisions for the years ended December 29, 2007, December 30, 2006, and December 31, 3005 are summarized as follows (in thousands):

	2007	2006	2005
Currently Payable:
Federal	$13,725	$32,288	$38,250
State and local	2,714	4,947	5,717
Foreign	2,824	2,649	4,342

	19,263	39,884	48,309

Net Deferred:
Federal	(3,734)	(2,454)	(3,947)
State and local	134	(220)	(344)
Foreign	(267)	1,550	(2,968)

	(3,867)	(1,124)	(7,259)

	$15,396	$38,760	$41,050

The components of earnings before income taxes consist of the following:

	2007	2006	2005
U.S.	$37,641	$105,662	$105,733
Foreign	968	6,473	5,039

Total	$38,609	$112,135	$110,772

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	4.5	2.5	3.2
Effect of minority owned interest in earnings of partnerships	(1.0)	(0.6)	(0.3)
Manufacturing deduction	(1.9)	(0.8)	(0.8)
Research & development tax credits	(3.2)	(4.1)
Change in valuation allowance	5.5	1.0
Other, net	1.0	1.6

Effective income tax rate	39.9%	34.6%	37.1%

For the year ended December 29, 2007, the effective tax rate was favorably impacted by the federal research & development (“R&D”) tax credits for 2007, all of which were recognized in 2007. For the year ended December 30, 2006, the effective tax rate was favorably impacted by the federal research & development (“R&D”) tax credits for 2001 — 2006, all of which were recognized in 2006. During 2007 and 2006, we completed a project to identify eligible expenditures for purposes of claiming R&D tax credits, for which amended tax returns for 2001 — 2005 have been or will be filed.
In accordance with the provisions of the American Jobs Creation Act of 2004, we recognized income tax charges of $0.1 million in 2005 related to the repatriation of $2.3 million of undistributed foreign earnings.
Temporary differences which give rise to deferred tax assets and (liabilities) on December 29, 2007 and December 30, 2006 are as follows (in thousands):

	2007	2006
Employee benefits	$7,711	$7,064
Foreign subsidiary net operating loss	2,967	1,991
Accrued expenses	4,565	1,188
Other, net	3,455	3,782

Gross deferred tax assets	18,698	14,025
Valuation allowance	(3,430)	(1,088)

Deferred tax assets	15,268	12,937

Depreciation	(23,745)	(11,983)
Intangibles	(6,910)	(6,176)
Inventory	(1,004)	(634)
Other, net	(110)	(776)

Deferred tax liabilities	$(31,769)	$(19,569)

Net deferred tax liability	$(16,501)	$(6,632)

The valuation allowance consists of a net operating loss carryforward we have for a wholly-owned subsidiary, Universal Forest Products of Canada, Inc. We do not anticipate realizing a future benefit from this loss carryforward, therefore, we established an allowance for the entire amount of the future benefit. This carryforward will expire at the end of 2027.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
L.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted FIN 48 beginning December 31, 2006. The implementation of FIN 48 did not have a significant impact on our financial position or results of operations.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Gross unrecognized tax benefits at December 30, 2006	$6,428
Increase in tax positions for prior years	877
Increase in tax positions for current year	1,615
Settlements	0
Lapse in statute of limitations	(215)

Gross unrecognized tax benefits at December 29, 2007	$8,705

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $8.7 million at December 29, 2007. We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.3 million and $0.2 million at December 29, 2007 and December 30, 2006, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. For the majority of tax jurisdictions, we are no longer subject to income tax examinations for years before 2004. A number of state and local examinations as well as an examination by the Internal Revenue Service are currently ongoing. It is possible that these examinations may be resolved within the next twelve months. Due to the potential for resolution of Federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that our gross unrecognized tax benefits may change within the next twelve months by a range of zero to $5.5 million.

M.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly-owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Insurance reserves, calculated with no discount rate, have been established to cover remediation activities at our affiliates’ facilities in Stockertown, PA; Elizabeth City, NC; Auburndale, FL; Janesville, WI; Medley, FL; and Ponce, PR wood preservation facilities. In addition, a reserve was established for our affiliate’s facility in Thornton, CA to remove asbestos and certain lead containing materials which existed on the property at the time of purchase.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

On a consolidated basis, we have reserved approximately $4.4 million on December 29, 2007 and $1.6 million on December 30, 2006, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

The manufacturers of CCA preservative voluntarily discontinued the registration of CCA for certain residential applications as of December 31, 2003. Our wood preservation facilities have been converted to alternate preservatives, either ACQ, borates or ProWood® Micro.

In November 2003, the EPA published its report on the risks associated with the use of CCA in children’s playsets. While the study observed that the range of potential exposure to CCA increased by the continuous use of playsets, the EPA concluded that the risks were not sufficient to require removal or replacement of any CCA treated structures. The results of the EPA study are consistent with a prior Consumer Products Safety Commission (CPSC) study which reached a similar conclusion. The EPA did refer a question on the use of sealants to a scientific advisory panel. The panel issued a report which provides guidance to the EPA on the use of various sealants but does not mandate their use. The EPA was expected to issue a final report at the end of 2007.

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

In addition, on December 29, 2007, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
On December 29, 2007, we had outstanding purchase commitments on capital projects of approximately $2.2 million.

We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.

In certain cases we jointly bid on contracts with framing companies to supply building materials to site-built construction projects. In some of these instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. Historically, we have not had any claims for indemnity from our sureties. As of December 29, 2007, we had approximately $18.1 million in outstanding payment and performance bonds, which expire during the next two years. In addition, approximately $20.9 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If at the expiration of the initial lease term we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is approximately $2.4 million.

Under our sale of accounts receivable agreement, we guarantee that a subsidiary, as accounts servicer, will remit collections on receivables sold to the bank. (See Note G, “Sale of Accounts Receivable.”)

On December 29, 2007, we had outstanding letters of credit totaling $33.7 million, primarily related to certain insurance contracts, industrial development revenue bonds and commercial trade, as further described below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $17.4 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that we have issued. These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $16.1 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

Certain wholly-owned domestic subsidiaries have guaranteed the indebtedness of Universal Forest Products, Inc. in certain debt agreements, including the Series 1998-A Senior Notes, Series 2002-A Senior Notes and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements.

Our treating operations utilize “Subpart W” drip pads, defined as hazardous waste management units by the EPA. The rules regulating drip pads require that the pad be “closed” at the point that it is no longer used to manage hazardous waste. Closure involves identification and disposal of contamination which requires removal from the wood treating operations. The ultimate cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contamination, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.4 million. As a result, this amount is recorded in other long-term liabilities on December 29, 2007.

We did not enter into any new guarantee arrangements during 2007 which would require us to recognize a liability on our balance sheet.

N.	CONSULTING & NON-COMPETE AGREEMENTS AND SEVERANCE

On December 17, 2007 we entered into a consulting and non-compete agreement with our former CEO which provides for monthly payments for a term of three years that will begin upon retirement from Universal Forest Products, Inc. The present value of the vested portion of the non-compete payments totaling approximately $0.3 million is accrued in other liabilities.

On December 31, 2007 the former President of Universal Forest Products Western Division, Inc. retired as an employee of Universal Forest Products, Inc., and we entered into an agreement with him which provides for monthly payments for a term of three years. The present value of these payments totaling approximately $1.0 million has been recorded in other liabilities.

In addition, severances expenses totaling approximately $1.4 million were recorded in 2007 primarily related to plant closures and terminations associated with challenging market conditions.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
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

	2007			2006
	Eastern			Eastern
	and			and
	Western			Western
	Divisions	All Other	Total	Divisions	All Other	Total
Net sales to outside customers	$2,405,830	$107,348	$2,513,178	$2,605,087	$59,485	$2,664,572
Intersegment net sales	0	24,126	24,126	0	17,974	17,974
Interest expense	17,018	15	17,033	14,040	13	14,053
Amortization expense	5,331	2,703	8,034	3,071	2,680	5,751
Depreciation expense	36,347	3,200	39,547	31,081	2,690	33,771
Segment operating profit	48,399	5,093	53,492	118,942	4,803	123,745
Segment assets	864,546	92,454	957,000	831,160	82,281	913,441
Capital expenditures	37,571	1,789	39,360	40,908	2,596	43,504
In 2007, 2006, and 2005, 26%, 22%, and 22% of net sales, respectively, were to a single customer.
Information regarding principal geographic areas was as follows (in thousands):

	2007		2006		2005
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$2,442,676	$309,778	$2,590,951	$234,362	$2,621,443	$207,334
Foreign	70,502	21,277	73,621	23,377	70,079	24,886

Total	$2,513,178	$331,055	$2,664,572	$257,739	$2,691,522	$232,220

Sales generated in Canada and Mexico are primarily to customers in the United States of America.
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

	Value-Added	Commodity-Based
2007	60.5%	39.5%
2006	62.7%	37.3%
2005	59.2%	40.8%
Note: In the third quarter of 2007, we reviewed the classification of our product codes and made certain reclassifications. Historical information has been restated to reflect these reclassifications.
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
The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 29,	December 30,	December 31,
	2007	2006	2005
Value-Added Sales
Trusses – site-built, modular & manufactured housing	$394,806	$504,296	$542,669
Fencing	199,511	179,504	158,075
Decking and railing – composite , wood & other	179,654	172,957	164,013
Turn-key framing and installed sales	179,065	220,799	146,876
Industrial packaging & components	107,160	93,620	76,772
Engineered wood products (eg. LVL; i-joist)	87,588	99,002	107,921
Manufactured brite & other lumber	82,784	89,891	99,856
Wall panels	57,065	87,921	96,314
Outdoor DIY products (eg. stakes; landscape ties)	53,012	47,860	38,022
Construction and building materials (eg. door packages; drywall)	46,761	47,313	55,897
Lattice – plastic & wood	46,523	27,412	17,791
Manufactured brite & other panels	42,798	54,415	45,045
Siding, trim and moulding	38,090	46,311	46,349
Hardware	15,743	14,410	11,880
Manufactured treated lumber	7,947	4,677	6,178
Manufactured treated panels	3,637	3,148	3,339
Other	6,937	3,500	2,724

Total Value-Added Sales	1,549,081	1,697,036	1,619,721

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

	Years Ended
	December 29,	December 30,	December 31,
	2007	2006	2005
Commodity-Based Sales
Non-manufactured brite & other lumber	454,560	470,569	500,730
Non-manufactured treated lumber	378,240	361,688	398,668
Non-manufactured brite & other panels	149,652	152,568	189,491
Non-manufactured treated panels	24,934	18,537	21,826
Other	5,018	6,637	3,868

Total Commodity-Based Sales	1,012,404	1,009,999	1,114,583

Total Gross Sales	2,561,485	2,707,035	2,734,304
Sales allowances	(48,307)	(42,463)	(42,782)

Total Net Sales	$2,513,178	$2,664,572	$2,691,522

P.	GAIN ON INSURANCE SETTLEMENT

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

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks) during the years ended December 29, 2007 and December 30, 2006 (in thousands, except per share data):

	First		Second		Third		Fourth
	2007	2006	2007	2006	2007	2006	2007	2006
Net sales	$549,038	$665,609	$773,105	$826,847	$678,398	$672,873	$512,637	$499,243
Gross profit	73,520	94,311	101,705	120,418	82,165	98,825	51,639	68,128
Net earnings	3,886	15,866	16,800	27,314	11,339	17,705	(10,980)	9,240
Basic earnings per share	0.20	0.85	0.88	1.45	0.59	0.94	(0.58)	0.49
Diluted earnings per share	0.20	0.82	0.86	1.41	0.59	0.91	(0.57)	0.48
R.	SUBSEQUENT EVENTS

On January 24, 2008 we sold the vacant land we acquired as part our acquisition of Aljoma. The net sales price was approximately $24.2 million.

On February 5, 2008, one of our subsidiaries acquired International Wood Industries (“IWI”), a manufacturer of industrial products headquartered in Turlock, CA with annual sales for the year ended December 31, 2007 of approximately $40 million. IWI sells specialty packaging and shipping products such as agriculture boxes for shipping food; moving boxes for the U.S. military; and crating, pallets and skids for a variety of industrial customers. The purchase price for the stock was approximately $14 million.

On February 8, 2008, a stock grant was made for eligible salaried employees which will grant shares of common stock immediately upon the satisfaction of certain terms and conditions. We estimate that we will recognize total expense of approximately $1.3 million for each of the next three years for this grant.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2007	High	Low
Fourth Quarter	37.10	27.93
Third Quarter	44.90	29.51
Second Quarter	52.70	41.94
First Quarter	54.61	44.90

Fiscal 2006	High	Low
Fourth Quarter	52.39	43.61
Third Quarter	64.16	46.89
Second Quarter	80.28	58.02
First Quarter	64.94	53.39
There were approximately 1,150 shareholders of record as of January 31, 2008.
In 2007, we paid dividends on our common stock of $.055 per share in June and $.060 per share in December. In 2006, we paid dividends on our common stock of $.055 per share in June and $.055 per share in December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH
The following graph depicts the cumulative total return on the our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 28, 2002, and reinvestment of dividends in all cases.

$500
$400
$300
$200
$100
$0
12/31/2002
12/31/2003
12/31/2004
12/30/2005
12/29/2006
12/31/2007
198.0
183.0
140.2

The companies included in our self-determined industry peer group are as follows:
BlueLinx Holdings, Inc.
Builders First Source
Building Materials Holding Co.
Champion Enterprises, Inc.
Louisiana Pacific Corp.
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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Peter F. Secchia	William G. Currie
Chairman Emeritus	Executive Chairman
Universal Forest Products, Inc.

William G. Currie	Michael B. Glenn
Executive Chairman	President and Chief Executive Officer
Universal Forest Products, Inc.

Michael B. Glenn	Michael R. Cole
President and Chief Executive Officer	Chief Financial Officer and Treasurer
Universal Forest Products, Inc.

Dan M. Dutton	Robert D. Coleman
Chairman of the Board	Executive Vice President Manufacturing
Stimson Lumber Co.

John M. Engler	C. Scott Greene
President and Chief Executive Officer	President
National Association of Manufacturers	Universal Forest Products Eastern Division, Inc.

John W. Garside	Patrick M. Webster
President and Treasurer	President
Woodruff Coal Company	Universal Forest Products Western Division, Inc.

Gary F. Goode, CPA	Ronald G. Klyn
Chairman	Chief Information Officer
Titan Sales & Consulting, LLC

Mark A. Murray	Matthew J. Missad
President	Executive Vice President and Secretary
Meijer, Inc.

Louis A. Smith	Joseph F. Granger
President	Executive Vice President of Sales and Marketing
Smith and Johnson, Attorneys, P.C.

Shareholder Information
ANNUAL MEETING
The annual meeting of Universal Forest Products, Inc., will be held at 8:30 a.m. on April 16, 2008, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.
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
TRANSFER AGENT/SHAREHOLDER INQUIRIES
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
59 Maiden Lane
New York, NY 10005
Telephone: (718) 921-8210
UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS
2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES
Locations:

Ashburn, GA	Indianapolis, IN	Springfield, IL
Auburn, NY	Jacksonville, FL	Stanfield, NC
Auburndale, FL (2)	Janesville, WI	Stockertown, PA
Belchertown, MA	Jefferson, GA	Tampa, FL
Berlin, NJ	Kyle, TX	Tecate, Baja California, Mexico
Blanchester, OH	Lacolle, Quebec, Canada	Thorndale, Ontario, Canada
Bunn, NC	Lafayette, CO	Thornton, CA
Burleson, TX	Lancaster, PA	Union City, GA
Burlington, NC	Lansing, MI	Vero Beach, FL
Chaffee, NY	Las Vegas, NV (2)	Warrens, WI
Chandler, AZ	Liberty, NC	White Bear Lake, MN
Chesapeake, VA	Lodi, OH	White Pigeon, MI
Clinton, NY	Longs, SC	Windsor, CO
Conway, SC	Medley, FL	Winthrop, ME
Crestwood, MO	Minneota, MN	Woodburn, OR
Dallas, NC	Morristown, TN
Dallas, TX	Moultrie, GA
Durango, Durango, Mexico	Muscle Shoals, AL
Earlysville, VA	Naugatuck, CT
Eatonton, GA	New London, NC
Eduardsburg, MI	New Waverly, TX
Elizabeth City, NC	New Windsor, MD
Elkhart, IN (2)	Ocala, FL
Emlenton, PA	Ooltewah, TN
Englewood, CO	Parker, PA
Fishersville, VA	Pearisburg, VA
Folkston, GA	Plainville, MA
Fontana, CA	Prairie du Chien, WI
Georgetown, DE	Ranson, WV
Gordon, PA	Riverbank, CA
Grandview, TX	Riverside, CA
Grand Rapids, MI	Saginaw, TX
Granger, IN	Salisbury, NC
Haleyville, AL	Saint Louis, MO
Hamilton, OH	San Antonio, TX
Harrisonville, MO	Sanford, NC
Hastings, MN	Santee, SC
Hillsboro, TX	Schertz, TX
Houston, TX	Sidney, NY
Hudson, NY	Silsbee, TX