Form 10-K, Exhibit 13
period 2008-12-27
UNIVERSAL FOREST PRODUCTS INC
filed 2009-02-25
CIK 912767

Exhibit 13
UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION
Table of Contents

Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Management’s Annual Report on Internal Control Over Financial Reporting	20

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	21

Report of Independent Registered Public Accounting Firm on Financial Statements	22

Consolidated Balance Sheets as of December 27, 2008 and December 29, 2007	23

Consolidated Statements of Earnings for the Years Ended December 27, 2008, December 29, 2007, and December 30, 2006	24

Consolidated Statements of Shareholders’ Equity for the Years Ended December 27, 2008, December 29, 2007, and December 30, 2006	25

Consolidated Statements of Cash Flows for the Years Ended December 27, 2008, December 29, 2007, and December 30, 2006	26

Notes to Consolidated Financial Statements	28

Price Range of Common Stock and Dividends	57

Stock Performance Graph	58

Directors and Executive Officers	59

Shareholder Information	60

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2008	2007	2006	2005	2004
Consolidated Statement of Earnings Data
Net sales	$2,232,394	$2,513,178	$2,664,572	$2,691,522	$2,453,281
Gross profit	254,201	309,029	381,682	359,256	296,253
Earnings before income taxes and minority interest	7,146	38,609	112,135	110,772	83,059
Net earnings	4,343	21,045	70,125	67,373	48,603
Diluted earnings per share	$0.23	$1.09	$3.62	$3.53	$2.59
Dividends per share	$0.120	$0.115	$0.110	$0.105	$0.100
Weighted average shares outstanding with common stock equivalents	19,225	19,362	19,370	19,106	18,771

Consolidated Balance Sheet Data
Working capital(1)	$230,308	$337,800	$282,913	$298,027	$222,618
Total assets	816,019	957,000	913,441	876,920	762,360
Total debt and capital lease obligations	101,174	206,071	170,097	209,497	207,142
Shareholders’ equity	541,883	536,668	514,742	431,852	356,769

Statistics
Gross profit as a percentage of net sales	11.4%	12.3%	14.3%	13.3%	12.1%
Net earnings as a percentage of net sales	0.2%	0.8%	2.6%	2.5%	2.0%
Return on beginning equity(2)	0.8%	4.1%	16.2%	18.9%	15.9%
Current ratio	2.53	3.08	2.47	2.46	2.21
Debt to equity ratio	0.19	0.38	0.33	0.49	0.58
Book value per common share(3)	$28.39	$28.38	$27.29	$23.47	$19.82

(1)	Current assets less current liabilities.

(2)	Net earnings divided by beginning shareholders’ equity.

(3)	Shareholders’ equity divided by common stock outstanding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
We advise you to read the issues discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 27, 2008. We also encourage you to read our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission. That report includes “Risk Factors” that you should consider in connection with any decision to buy or sell our securities. We are pleased to present this overview of 2008.
OVERVIEW
Our results for 2008 were impacted by the following:
•
We experienced sales decreases in our site-built construction, manufactured housing, and DIY/retail markets, while we continued to grow sales to the industrial market. We believe we have gained additional share in each of the markets we serve except manufactured housing. We have been able to maintain our significant market share of manufactured housing business.

•
Our overall unit sales decreased 9% in 2008 compared to 2007, as sales out of existing facilities and operations we closed decreased by 12% and we experienced a 3% increase in unit sales as a result of acquisitions and new operations.

•
Lumber prices were 11% lower in 2008 compared to 2007, reducing our overall selling prices (see “Impact of the Lumber Market on Our Operating Results” below) and sales dollars. In addition, competition for business was a challenge in 2008 as each of our markets we serve contracted and thus impacted our selling prices and margins.

•
Single-family housing starts decreased approximately 41% in 2008 compared to 2007 as a result of an excess supply of homes, tighter credit conditions, and an increase in foreclosures. In addition, tight credit conditions in the second half of 2008 resulted in a decline in multi-family and light commercial construction activity.

•
Consumer spending for large repair/remodel projects decreased as many homeowners have lost equity in devalued homes and had less disposable income as a result of higher costs for necessities such as food, fuel and utilities. The Consumer Confidence Index has fallen from 87.3 at the beginning of the year to 38 at the end of December.

•
Shipments of HUD code manufactured homes were down 14% in 2008 and industry sales of modular homes have also continued to decline due, in part, to an excess supply of site-built homes and tight credit conditions.

•
The industrial market is declining due to the general weakening of the U.S. economy. We gained additional share and increased sales to this market due, in part, to acquisitions, adding new customers, and adding new concrete forming business.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
•
Our gross profits decreased approximately 18% compared to the same period of 2007 due to 1) a combination of lower unit sales out of existing facilities and fixed manufacturing costs; 2) intense pricing pressure, particularly in the site-built construction market; and 3) higher transportation costs in the second and third quarters of 2008 primarily due to an increase in diesel fuel prices and a decline in the number of available carriers.

•
We recorded a $7.2 million expense for asset impairments and other exit costs associated with facilities and equipment we decided to idle. We believe these actions will improve our cost structure, profitability and cash flow.

•
Since the beginning of this difficult economic cycle, we have focused on cash flow and working capital management. We are pleased to have reduced our debt by approximately $105 million and our sale of receivables program by approximately $27 million.

We expect the current challenging conditions to prevail throughout 2009; however, our strong financial position, solid business model, diverse business opportunities and ability to adjust appropriately to our opportunities position us better than most to endure challenging times. We believe that current economic conditions and uncertainties limit our ability to provide meaningful guidance for ranges of likely financial performance; therefore, we will not provide sales or net earnings targets for the foreseeable future.
HISTORICAL LUMBER PRICES
The following table presents the Random Lengths framing lumber composite price for the years ended December 27, 2008, December 29, 2007, and December 30, 2006.

	Random Lengths Composite
	Average $/MBF
	2008	2007	2006
January	$249	$292	$382
February	244	289	377
March	240	280	368
April	255	286	369
May	281	288	341
June	268	306	326
July	267	299	309
August	282	290	296
September	272	276	292
October	234	261	274
November	224	264	276
December	213	267	288
Annual average	$252	$283	$325
Annual percentage change	(11.0%)	(12.9%)	(16.2%)

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF
	2008	2007	2006
January	$337	$414	$496
February	330	405	503
March	331	396	514
April	345	397	510
May	421	390	488
June	427	410	444
July	406	412	409
August	401	374	394
September	388	347	387
October	329	337	363
November	325	331	365
December	346	347	396
Annual average	$366	$380	$439
Annual percentage change	(3.7%)	(13.4%)	(10.6%)
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

Changes in the trend of lumber prices have their greatest impact on the following products:
•
Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 17% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

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

BUSINESS COMBINATIONS AND ASSET PURCHASES
See Notes to Consolidated Financial Statements, Note B, “Business Combinations.”
RESULTS OF OPERATIONS
The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	88.6	87.7	85.7

Gross profit	11.4	12.3	14.3
Selling, general, and administrative expenses	10.2	9.8	9.7
Net loss on disposition of assets and other impairment and exit charges	0.3	0.4

Earnings from operations	0.9	2.1	4.6
Interest, net	(0.5)	(0.6)	(0.4)

Earnings before income taxes and minority interest	0.4	1.5	4.2
Income taxes	0.1	0.6	1.5

Earnings before minority interest	0.3	0.9	2.7
Minority interest	(0.1)	(0.1)	(0.1)

Net earnings	0.2%	0.8%	2.6%

GROSS SALES
We market, manufacture and engineer wood and wood-alternative products for the do-it-yourself/retail (“D-I-Y/retail”) market, structural lumber products for the manufactured housing market, engineered wood components for the site-built construction market, and specialty wood packaging for various markets. We also provide framing services for the site-built construction market and various forms for concrete construction. Our strategic long-term sales objectives include:
•
Diversifying our end market sales mix by increasing sales of specialty wood packing to industrial users, penetrating the concrete forms market, and increasing our sales of engineered wood components for custom home, multi-family and light commercial construction.

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

•	Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
	December 27,	%	December 29,	%	December 30,
Market Classification	2008	Change	2007	Change	2006
DIY/Retail	$910,679	(7.8)	$988,175	2.7	$962,240
Site-Built Construction	454,846	(22.7)	588,778	(27.5)	811,923
Industrial	605,143	2.2	592,369	7.6	550,669
Manufactured Housing	303,523	(22.6)	392,163	2.6	382,203

Total Gross Sales	2,274,191	(11.2)	2,561,485	(5.4)	2,707,035
Sales Allowances	(41,797)		(48,307)		(42,463)

Total Net Sales	$2,232,394		$2,513,178		$2,664,572

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2008 versus 2007	-11%	-2%	-9%
2007 versus 2006	-5%	-5%	0%
2006 versus 2005	-1%	-4%	+3%
Gross sales in 2008 decreased 11% compared to 2007. We estimate that our unit sales decreased by 9% and overall selling prices decreased by 2% comparing the two periods. We estimate our unit sales increased 3% as a result of acquisitions and new facilities, while unit sales from existing and closed facilities decreased 12%. Our overall selling prices fluctuate as a result of the Lumber Market (see “Historical Lumber Prices”) and were negatively impacted by pricing pressure primarily in the site-built construction market.
Gross sales in 2007 decreased 5% compared to 2006. We estimate that our unit sales remained flat while overall selling prices decreased by 5% comparing the two periods. We estimate our unit sales increased 9% as a result of acquisitions and new facilities, while unit sales from existing and closed facilities decreased 9%.

Changes in our sales by market are discussed below.
DIY/Retail:
Gross sales to the DIY/retail market decreased 8% in 2008 compared to 2007, as a result of an estimated 7% decrease in overall unit sales combined with an estimated 1% decrease in overall selling prices. We estimate that our unit sales increased 2% as a result of acquisitions, while unit sales from existing and closed facilities decreased 9%. Unit sales declined due to the impact of the housing market on our retail customers whose business is closely correlated with single-family housing starts and a decline in consumer spending as evidenced by a decline in same store sales of our “big box” customers.
Gross sales to the DIY/retail market increased 3% in 2007 compared to 2006, as a result of a 7% increase in unit sales offset by a 4% decrease in selling prices due to a soft Lumber Market. We estimate that our unit sales increased as a result of our acquisitions of GeoMatrix and Aljoma and the significant market share gains we realized with “big box” retail customers. Our sales to these customers increased 12% (8% due to acquisitions and 4% due to existing facilities) while our sales to other retailers whose business is more closely correlated with housing starts was off 17% (a 10% increase due to acquisitions offset by a 27% decrease due to existing facilities). Our increase in sales to “big box” customers was less than expected, which we believe was caused by a decline in consumer spending on large home improvement projects.
Site-Built Construction:
Gross sales to the site-built construction market decreased 23% in 2008 compared to 2007, due to an estimated 14% decrease in unit sales out of existing facilities and an estimated 9% decrease in average selling prices primarily due to intense pricing pressure and a soft Lumber Market. National single-family housing starts were off a reported 40.5% for 2008 compared to 2007. In the first half of 2008, we were able to mitigate some of the decrease in the single-family market by pursuing multi-family and light commercial business and increasing our turn-key framing activities. However, these markets have recently been impacted by tight credit conditions as well as other economic factors.
Gross sales to the site-built construction market decreased 28% in 2007 compared to 2006, due to a 14% decrease in unit sales out of existing facilities, a 4% decline due to our decision to exit the Las Vegas framing market, and a 10% decrease in selling prices due to a soft Lumber Market and competitive pricing pressure, particularly in our third and fourth quarters. Single-family housing starts have fallen approximately 29% in 2007 compared to 2006 as a result of an excess supply of homes, tighter credit conditions, and an increase in foreclosures associated with sub-prime lending practices. These decreases were offset by market share gains we have realized in the multi-family and light commercial market and a 1% increase in unit sales due to our acquisitions of Dura-Bilt and Perfection.
Industrial:
Gross sales to the industrial market increased 2% in 2008 compared to 2007, due to an estimated 3% increase in unit sales and an estimated 1% decrease in selling prices. Acquisitions and our continued focus on adding new customers, including concrete forming, helped us mitigate the effect of a decline in sales to certain customers that supply the housing market or have been impacted by the weakening U.S. economy.
Gross sales to the industrial market increased 8% in 2007 compared to 2006, due to an 8% increase in units shipped offset by a slight decrease in selling prices. Our acquisitions of United and Aljoma and our continued focus on adding new customers, including concrete forming, helped us mitigate the effect of a decline in sales to certain customers that supply the housing market.

Manufactured Housing:
Gross sales to the manufactured housing market decreased 23% in 2008 compared to 2007, due to an estimated 21% decrease in unit sales and an estimated 2% decrease in selling prices due to the Lumber Market. Our decline in unit sales from existing facilities was the result of an overall decline in industry production. The industry most recently reported a 14% decrease in HUD code production in 2008, while modular production was off a reported 28%.
Gross sales to the manufactured housing market increased 3% in 2007 compared to 2006, due to a 9% increase in unit sales offset by a 6% decrease in selling prices primarily due to a soft Lumber Market. We estimate that our unit sales increased 21% as a result of acquiring Banks, while unit sales from existing and closed facilities decreased 12% due to the continued decline in industry production.
Value-Added and Commodity-Based Sales:
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2008	60.4%	39.6%
2007	60.5%	39.5%
2006	62.7%	37.3%
Value-added sales decreased 11% in 2008 compared to 2007, primarily due to decreased sales of trusses, engineered wood products, wall panels, and manufactured brite and other lumber, offset partially by increases in sales of industrial packaging and related components. Commodity-based sales decreased 11% in 2008 compared to 2007, primarily due to decreased sales of non-manufactured brite and other lumber and non-manufactured treated lumber. See Notes to Consolidated Financial Statements, Note P, “Segment Reporting.”
Value-added sales decreased 9% in 2007 compared to 2006, primarily due to decreased sales of trusses, turn-key framing packages, and wall panels, offset partially by increased sales of fencing and lattice sold to the DIY/retail market. Commodity-based sales remained flat in 2007 compared to 2006 in spite of difficult market conditions primarily due to our acquisitions of Aljoma and Banks.

COST OF GOODS SOLD AND GROSS PROFIT
Our gross profit percentage decreased to 11.4% in 2008 from 12.3% in 2007 and gross profit dollars decreased 17.7% in 2008 compared to 2007. The decline in profitability was primarily due to a combination of:
•	Price pressure in all of our markets but particularly in our site-built construction market.
•	A significant increase in fuel and other transportation costs in the second and third quarter of 2008.
•	Missed buying opportunities as a result of stocking lower levels of lumber inventory.
•	Cost inefficiencies as a result of lower volumes combined with fixed manufacturing costs.
Our gross profit percentage decreased to 12.3% in 2007 from 14.3% in 2006 and gross profit dollars decreased 19% in 2007 compared to 2006. The decline in profitability was primarily due to a combination of:
•	Increased pricing pressure on sales to the site-built construction market due to the overall decline in market demand and excess capacity of suppliers.
•	Cost inefficiencies as a result of the impact of decreased unit sales out of existing facilities and fixed manufacturing costs.
•	Sales incentives offered to customers to gain market share.
•	A change in sales mix whereby historically higher margin engineered wood components sold to site-built construction customers comprised a lower percentage of our sales.
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general and administrative (“SG&A”) expenses decreased by approximately $18.8 million, or 7.6%, in 2008, while we reported a 9% decrease in unit sales. Existing facilities decreased SG&A expenses by approximately $2.6 million, operations we closed decreased expenses approximately $20.9 million, and business acquisitions added $4.7 million in expenses. The decrease in SG&A expenses in our existing facilities was primarily due to a decline in wages and related benefits due to a reduction in headcount and a reduction in bonus and other performance related compensation. These decreases were partially offset by an increase in bad debt expense. We believe our cost reduction efforts will continue to drive down our costs and will have a more significant impact in future reporting periods.
SG&A expenses decreased by approximately $10.4 million, or 4%, in 2007. Existing facilities and operations we closed had the effect of decreasing our SG&A expenses approximately $17.4 million, while business acquisitions added $7.0 million to our costs. The cost decrease in our existing facilities was primarily due to a decline in accrued bonus expense, which is tied to operating profits and return on investment.
NET LOSS ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES
We incurred $7.2 million and $8.2 million of asset impairments and other costs associated with idled facilities and downsizing efforts in 2008 and 2007, respectively. We believe these actions will improve our cost structure, profitability and cash flow. See Notes to Consolidated Financial Statements, Note C, “Assets Held for Sale and Net Loss on Disposition of Assets and Other Impairment and Exit Charges.”

INTEREST, NET
Net interest costs were lower in 2008 compared to 2007 due to lower debt balances combined with a decrease in short-term interest rates.
Net interest costs were higher in 2007 compared to 2006 primarily due to an increase in borrowings on the revolving credit facility as a result of acquisitions.
INCOME TAXES
Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences. Our effective tax rate decreased to 23.6% in 2008 compared to 39.9% in 2007. This year’s rate was favorably impacted by certain state income tax credits we expect to receive and the impact of other permanent tax differences on substantially lower pretax income. See Notes to Consolidated Financial Statements, Note L, “Income Taxes”.
Our effective tax rate increased to 39.9% in 2007 compared to 34.6% in 2006 primarily due to the impairment charge we recorded for property, plant and equipment for our Canadian subsidiary, for which we recorded no related tax benefit.
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 27, 2008 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and capital lease obligations	$15,490	$557	$70,527	$14,600	$101,174
Estimated interest on long-term debt	3,836	5,917	3,110	1,664	14,527
Operating leases	13,976	17,931	4,799	2,294	39,000
Capital project purchase obligations	890				890

Total	$34,192	$24,405	$78,436	$18,558	$155,591

As of December 27, 2008, we also had $32.2 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES
The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 27,	December 29,	December 30,
	2008	2007	2006
Cash from operating activities	88,551	$87,078	$152,322
Cash from investing activities	(11,367)	(91,971)	(111,705)
Cash from financing activities	(107,452)	(2,610)	(35,724)

Net change in cash and cash equivalents	(30,268)	(7,503)	4,893
Cash and cash equivalents, beginning of year	43,605	51,108	46,215

Cash and cash equivalents, end of year	$13,337	$43,605	$51,108

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuances of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance our growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization. We believe this is one of many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed. We are currently below our internal targets and plan to manage our capital structure conservatively in light of current economic conditions.
Seasonality has a significant impact on our working capital from March to August which historically resulted in negative or modest cash flows from operations in our first and second quarters. Conversely, we experience a substantial decrease in working capital from September to February which results in significant cash flow from operations in our third and fourth quarters.
Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle (excluding the impact of our sale of receivables program) increased to 46 days in 2008 from 45 days in 2007 due to a one day increase in our days of sales outstanding as a one day decrease in our days supply of inventory was offset by a one day decrease in our days of payables outstanding. The increase in our days of sales outstanding was primarily due to slower payments with certain site-built and industrial customers.
Cash from operating activities was approximately $89 million in 2008. Our net earnings of $4.3 million included $48.3 million of non-cash expenses and a $35.9 million decrease in working capital. Working capital decreased primarily due to a decline in sales which caused a reduction in our inventory and receivables, offset by the effect of terminating of our sales of receivables program at the end of September 2008. Terminating this program resulted in an operating cash outflow of $27 million in 2008. Our sales of receivables program was terminated on September 26, 2008, due to the downgrade of the credit rating of certain customers whose receivables were part of this program. This downgrade triggered a re-pricing of the program under the terms of the agreement which made this program a less favorable source of liquidity.

We made the decision to limit our investing activities in 2008 and make debt repayment our first priority for use of our operating cash flows. As a result, cash used for investing activities decreased by approximately $81 million. Our proceeds from the sale of property, plant and equipment was approximately $30 million consisting primarily of vacant land we owned as a result of our acquisition of Aljoma in 2007 and certain plants we previously closed for which we had no future use. (See Notes to Consolidated Financial Statements, Note C, “Assets Held for Sale and Net Loss on Disposition of Assets and Other Impairment and Exit Charges”.) Amounts spent for business acquisitions totaled approximately $23 million. (See Notes to Consolidated Financial Statements, Note B, “Business Combinations”.) Finally, we curtailed our capital expenditures and spent approximately $19 million in 2008.
On December 27, 2008, we had approximately $30 million outstanding on our $300 million revolving credit facility. The revolving credit facility supports letters of credit totaling approximately $29.7 million on December 27, 2008. Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest and fixed charge coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 27, 2008. If our profitability declines in the future it may adversely impact our ability to meet certain of these loan covenants without further action on our part. Management will evaluate what, if any, action or actions may be available to resolve any future non-compliance. A possible consequence of non-compliance may include an adjustment to increase our interest rates to reflect current market conditions.
ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS
See Notes to Consolidated Financial Statements, Note N, “Commitments, Contingencies, and Guarantees”.
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

SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 27, 2008. Our accounting policies with respect to the reserves are as follows:
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
LONG-LIVED ASSETS AND GOODWILL
We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its fair value. Changes in forecasted operations and changes in discounted rates can materially affect these estimates. In addition, we test goodwill for impairment by utilizing the discounted cash flow method.
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
“GO 2010”
Since we announced our Growth & Opportunity 2010 Goals in our annual report on form 10-K for the period ended December 30, 2006, industry and general economic conditions have significantly deteriorated. For example, the Lumber Market has declined from an average of $388/mbf in 2005 to an average of $252/mbf in 2008; a 35% decline from when we first announced our goals, which has adversely impacted our sales. We are currently reviewing these long-term goals and expect to modify them when market conditions stabilize so new targets can be set using more current data and assumptions.
DIY/RETAIL MARKET
Harvard’s Joint Center for Housing Studies projects home improvement spending to decline at an annual rate of 12.1% by the third quarter of 2009. A decline is forecasted due to a decrease in consumer spending, a continued decline in housing market activity, and tight credit conditions in 2009. The Consumer Confidence Index fell to 38 in December, down from 87.3 at the beginning of the year.
In 2009, we believe we will increase our market share with certain “big box” home improvement and other retailers, but will continue to be impacted by the soft market conditions discussed above. On a long-term basis, it is our goal to achieve sales growth by:
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

•	Developing new value-added products and services for this market through our Consumer Products Division.
•	Adding new products or new markets through strategic business acquisitions.

SITE-BUILT CONSTRUCTION MARKET
The Mortgage Bankers Association of America forecasts a 32% decline in single-family housing starts to an estimated 0.4 million starts in 2009 as the industry continues to recover from excess inventory levels of single-family homes, tighter credit conditions, and an increase in foreclosures associated with sub-prime lending practices.
In 2009, we believe the decline in single-family housing starts will continue to adversely impact our sales and gross margins. Our strategy during this downturn is to down-size our operations to current demand and increase our share with custom home builders and multi-family and light commercial construction markets.
On a long-term basis, we anticipate growth in our sales to the site-built construction market as market conditions improve and as a result of market share gains as weaker competitors exit the market.
MANUFACTURED HOUSING MARKET
The National Association of Home Builders forecasts a 16.6% decline in manufactured home shipments in 2009. It is our goal to maintain our current market share of trusses produced for the HUD code market, which increased as a result of our acquisition of Banks in November 2006. On a long-term basis we believe the HUD code market will regain a greater share of the single-family market as credit conditions normalize and as consumers seek more affordable housing alternatives.
Sales of modular homes are expected to be impacted by the current oversupply of single-family housing and tight credit conditions. It is our goal to maintain our market share of trusses produced for the modular market as a result of our strong relationships with modular builders, design services and proprietary products. On a long-term basis, we anticipate modular housing will gain additional share of the single-family market as a result of more developers adopting the controlled building environment of modular construction as a method of cost control.
INDUSTRIAL MARKET
One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant market share growth opportunities as a result of our competitive cost advantages in manufacturing, purchasing, and material utilization. To take advantage of these opportunities, we plan to continue to obtain market share through an internal growth strategy utilizing our current manufacturing capabilities and dedicated industrial sales force. However, we recognize that any market share gains we may realize in 2009 may be offset by a decline in demand due to the rapidly deteriorating economy. On a long-term basis, we also plan to evaluate strategic acquisition opportunities and continue to gain market share with concrete forming customers.

GROSS PROFIT
We believe the following factors may impact our gross profits and margins in 2009:
•
Our ability to maintain sales and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. If our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.

•	In the first half of 2009 we expect to continue to experience a decline in demand in each of our markets, which in turn will impact our sales prices, capacity utilization, and profitability.
•	Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber. (See “Impact of the Lumber Market on our Operating Results.”)
•	Fuel and transportation cost trends.
•
Our ability to continue to achieve planned cost reductions through plant consolidations and our Continuous Improvement initiative. In January 2009, we temporarily closed facilities in Bunn, NC and Ooltewah, TN to better align manufacturing capacity with the current business environment. In February 2009, we also temporarily closed a facility in White Pigeon, MI.

•
We have a long-term goal of continuing to increase our ratio of value-added sales to total sales, which in turn should increase gross margins. Our acquisition and internal sales growth strategies will help us continue to make progress toward this objective. However, achievement of this goal is dependent, in part, upon certain factors that are beyond our control.

•	Organizational changes made to our lumber purchasing function to continue to enhance our buying advantage over competitors.
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
In the third quarter of 2008, as a result of deteriorating market conditions, we took actions to close plants to better align our manufacturing capacity with the current business environment and reduce our headcount and certain overhead costs. We realized most of these cost reductions in the fourth quarter of 2008 and we expect that these actions will favorably impact our SG&A expenses in 2009. The decreases mentioned above are expected to be slightly offset by a stock grant made on February 1, 2009. We estimate that we will recognize total expense of approximately $1.6 million over the next five years for this grant. In addition, economic and credit conditions may significantly impact our bad debt expense. We continue to monitor our customer’s credit profiles carefully and make changes in our terms where necessary in response to this heightened risk.

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
Management expects to spend up to $10 million on capital expenditures in 2009 and incur depreciation of approximately $35 million and amortization of intangible assets of approximately $10 million. On December 27, 2008, we had outstanding purchase commitments on capital projects of approximately $0.9 million.
We have no present intention to change our dividend policy, which is currently $0.06 per share paid semi-annually.
Our Board of Directors has approved a share repurchase program under which we have authorization to buy back approximately 1.2 million shares as of December 27, 2008. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.
The Series 2002-A Senior Notes totaling $15.0 million are due December 18, 2009, which we currently intend to pay-off through cash flows generated from operations. We are also obligated to pay additional amounts due on long-term debt totaling approximately $0.5 million in 2009.
We currently have assets held for sale totaling $8.3 million at December 27, 2008 that we intend to sell during 2009. On February 6, 2009, we sold real estate located in Woodburn, Oregon. The net sales price was approximately $5.2 million resulting in a gain of approximately $2.4 million.

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
We assessed the effectiveness of our internal control over financial reporting as of December 27, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, management has concluded that as of December 27, 2008, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows our report.
Universal Forest Products, Inc.
February 20, 2009

Report of Independent Registered Public Accounting Firm
On Internal Control over Financial Reporting
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 27, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 27, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 27, 2008 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years the period ended December 27, 2008 and our report dated February 20, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Grand Rapids, Michigan
February 20, 2009

Report of Independent Registered Public Accounting Firm
On Financial Statements
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 27, 2008 and December 29, 2007, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 27, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 27, 2008 and December 29, 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 27, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 27, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2009 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Grand Rapids, Michigan
February 20, 2009

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 27,	December 29,
	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$13,337	$43,605
Accounts receivable, net	138,043	142,562
Inventories:
Raw materials	109,942	120,805
Finished goods	83,554	115,063

	193,496	235,868
Assets held for sale	8,296	33,624
Other current assets	13,037	21,754
Prepaid income taxes	6,283	15,077
Deferred income taxes	8,416	8,035

TOTAL CURRENT ASSETS	380,908	500,525

OTHER ASSETS	5,927	8,094
GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS	159,263	150,272
OTHER INTANGIBLE ASSETS, net	22,751	23,849
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	88,958	64,754
Building and improvements	143,845	148,000
Machinery, equipment and office furniture	271,104	293,579
Construction in progress	1,270	6,670

	505,177	513,003
Less accumulated depreciation and amortization	(258,007)	(238,743)

PROPERTY, PLANT AND EQUIPMENT, NET	247,170	274,260

TOTAL ASSETS	$816,019	$957,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$63,184	$83,505
Accrued liabilities:
Compensation and benefits	49,306	49,558
Other	22,620	28,717
Current portion of long-term debt and capital lease obligations	15,490	945

TOTAL CURRENT LIABILITIES	150,600	162,725

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	85,684	205,126
DEFERRED INCOME TAXES	17,056	24,536
MINORITY INTEREST	6,343	10,376
OTHER LIABILITIES	14,453	17,569

TOTAL LIABILITIES	274,136	420,332

SHAREHOLDERS’ EQUITY:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 19,088,880 and 18,907,841	$19,089	$18,908
Additional paid-in capital	128,830	123,368
Retained earnings	393,312	391,253
Accumulated other comprehensive earnings	2,353	4,704

	543,584	538,233
Employee stock notes receivable	(1,701)	(1,565)

TOTAL SHAREHOLDERS’ EQUITY	541,883	536,668

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$816,019	$957,000

See notes to consolidated condensed financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Year Ended
	December 27,	December 29,	December 30,
	2008	2007	2006

NET SALES	$2,232,394	$2,513,178	$2,664,572

COST OF GOODS SOLD	1,978,193	2,204,149	2,282,890

GROSS PROFIT	254,201	309,029	381,682

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	228,557	247,373	257,796
NET LOSS ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES	7,239	8,164	141

EARNINGS FROM OPERATIONS	18,405	53,492	123,745

Interest expense	12,088	17,033	14,053
Interest income	(829)	(2,150)	(2,443)

	11,259	14,883	11,610

EARNINGS BEFORE INCOME TAXES AND MINORITY INTEREST	7,146	38,609	112,135

INCOME TAXES	1,686	15,396	38,760

EARNINGS BEFORE MINORITY INTEREST	5,460	23,213	73,375

MINORITY INTEREST	(1,117)	(2,168)	(3,250)

NET EARNINGS	$4,343	$21,045	$70,125

EARNINGS PER SHARE — BASIC	$0.23	$1.10	$3.73

EARNINGS PER SHARE — DILUTED	$0.23	$1.09	$3.62

WEIGHTED AVERAGE SHARES OUTSTANDING	19,074	19,056	18,820

WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK EQUIVALENTS	19,225	19,362	19,370
See notes to consolidated condensed financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

				Deferred		Accumulated	Employees
		Additional	Deferred	Compensation		Other	Stock
	Common	Paid-In	Stock	Rabbi	Retained	Comprehensive	Notes
	Stock	Capital	Compensation	Trust	Earnings	Earnings	Receivable	Total
Balance at December 31, 2005	$18,403	$97,372	$4,212	$(2,117)	$312,878	$2,408	$(1,304)	$431,852
Comprehensive earnings:
Net earnings					70,125
Foreign currency translation adjustment						43
Total comprehensive earnings								70,168
Cash dividends — $.110 per share					(2,072)			(2,072)
Reversal of deferred compensation upon adoption of SFAS 123(R)		2,095	(4,212)	2,117				—
Issuance of 349,644 shares under employee stock plans	350	5,678						6,028
Issuance of 3,467 shares under stock grant programs	3	194						197
Issuance of 101,278 shares under deferred compensation plans	101	(101)						—
Received 1,367 shares for the exercise of stock options	(1)	(89)						(90)
Tax benefits from non-qualified stock options exercised		4,376						4,376
Expense associated with share-based compensation arrangements		972						972
Accrued expense under deferred compensation plans		3,056						3,056
Issuance of 3,222 shares in exchange for employee stock notes receivable	3	201					(204)	—
Payments received on employee stock notes receivable							255	255

Balance at December 30, 2006	$18,859	$113,754	$—	$—	$380,931	$2,451	$(1,253)	$514,742
Comprehensive earnings:
Net earnings					21,045
Foreign currency translation adjustment						2,253
Total comprehensive earnings								23,298
Cash dividends — $.115 per share					(2,185)			(2,185)
Issuance of 220,345 shares under employee stock plans	220	3,683						3,903
Issuance of 3,961 shares under stock grant programs	4	170						174
Issuance of 69,777 shares under deferred compensation plans	70	(70)						—
Repurchase of 239,400 shares	(239)				(8,538)			(8,777)
Received 15,866 shares for the exercise of stock options	(16)	(766)						(782)
Tax benefits from non-qualified stock options exercised		1,867						1,867
Expense associated with share-based compensation arrangements		505						505
Accrued expense under deferred compensation plans		3,733						3,733
Issuance of 10,132 shares in exchange for employee stock notes receivable	10	492					(502)	—
Payments received on employee stock notes receivable							190	190

Balance at December 29, 2007	$18,908	$123,368	$—	$—	$391,253	$4,704	$(1,565)	$536,668
Comprehensive earnings:
Net earnings					4,343
Foreign currency translation adjustment						(2,351)
Total comprehensive earnings								1,992
Cash dividends — $.120 per share					(2,284)			(2,284)
Issuance of 174,528 shares under employee stock plans	175	3,030						3,205
Issuance of 3,706 shares under stock grant programs	4	100						104
Issuance of 15,288 shares under deferred compensation plans	15	(15)						—
Received 19,857 shares for the exercise of stock options	(20)	(622)						(642)
Tax benefits from non-qualified stock options exercised		878						878
Expense associated with share-based compensation arrangements		1,136						1,136
Accrued expense under deferred compensation plans		725						725
Issuance of 7,374 shares in exchange for employee stock notes receivable	7	230					(237)	—
Payments received on employee stock notes receivable							101	101

Balance at December 27, 2008	$19,089	$128,830	$—	$—	$393,312	$2,353	$(1,701)	$541,883

See notes to consolidated condensed financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$4,343	$21,045	70,125
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	37,570	39,547	33,771
Amortization of intangibles	9,797	8,034	5,751
Expense associated with share-based compensation arrangements	1,136	505	972
Expense associated with stock grant plans	104	174	197
Deferred income taxes	(7,747)	(4,134)	(1,100)
Minority interest	1,117	2,168	3,250
Gain on sale of interest in subsidiary		(140)
Gain on insurance settlement	(598)
Net loss on sale or impairment of property, plant and equipment	7,062	6,755	141
Excess tax benefits from share-based compensation arrangements	(171)	(755)	(3,998)
Changes in:
Accounts receivable	4,287	19,538	41,912
Inventories	42,922	27,795	22,262
Accounts payable	(20,153)	(9,569)	(14,576)
Accrued liabilities and other	8,882	(23,885)	(6,385)

NET CASH FROM OPERATING ACTIVITIES	88,551	87,078	152,322

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(18,944)	(39,360)	(43,504)
Acquisitions, net of cash received	(23,338)	(57,087)	(71,814)
Proceeds from sale of interest in subsidiary		400
Proceeds from sale of property, plant and equipment	30,367	4,769	1,245
Advances on notes receivable	(997)	(1,002)
Collections on notes receivable	556	347	1,614
Insurance proceeds	800
Other, net	189	(38)	754

NET CASH FROM INVESTING ACTIVITIES	(11,367)	(91,971)	(111,705)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving credit facilities	(24,148)	34,648	(37,700)
Repayment of long-term debt	(80,824)	(28,466)	(3,228)
Proceeds from issuance of common stock	2,957	3,539	5,938
Distributions to minority shareholders	(3,654)	(1,797)	(2,586)
Investment received from minority shareholder	419
Dividends paid to shareholders	(2,284)	(2,185)	(2,072)
Repurchase of common stock		(8,777)
Excess tax benefits from share-based compensation arrangements	171	755	3,998
Other, net	(89)	(327)	(74)

NET CASH FROM FINANCING ACTIVITIES	(107,452)	(2,610)	(35,724)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(30,268)	(7,503)	4,893
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,605	51,108	46,215

CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,337	$43,605	$51,108

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (CONTINUED)

	Year Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest	$12,418	$17,055	14,637
Income taxes	(8)	16,919	52,335

NON-CASH OPERATING ACTIVITIES:
Assets exchanged for insurance receivable	$737
Accounts receivable exchanged for note receivable		$257	$431
Deferred purchase price of acquisition exchanged for current payable			53
Deferred purchase price of acquisition exchanged for long-term liability			721

NON-CASH INVESTING ACTIVITIES:
Property, plant and equipment exchanged for long-term debt			1,379
Note receivable exchanged for property, plant and equipment			550
Stock acquired through employees’ stock notes receivable	237	502	204

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	99	3,452	2,225
Stock received for the exercise of stock options, net	352	418
See notes to consolidated condensed financial statements.

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
FISCAL YEAR
Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2008, 2007, and 2006 relate to the fiscal years ended December 27, 2008, December 29, 2007, and December 30, 2006, respectively. Fiscal years 2008, 2007 and 2006 were comprised of 52 weeks.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The fair value estimates presented herein are based on pertinent information available to management as of December 27, 2008. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $0.1 million and $33.8 million as of December 27, 2008 and December 29, 2007, respectively.
As a result of our cash management system, checks issued but not presented to our bank for payment create negative cash balances. These negative balances are included in accounts payable and accrued liabilities and totaled $18.2 million and $21.3 million as of December 27, 2008 and December 29, 2007, respectively.
ACCOUNTS RECEIVABLE
We perform periodic credit evaluations of our customers and generally do not require collateral. Accounts receivable are due under a range of terms we offer to our customers. Discounts are offered, in most instances, as an incentive for early payment.
ACCOUNTS RECEIVABLE ALLOWANCES
We base our allowances related to receivables on historical credit and collections experience, and the specific identification of other potential problems, including the general economic climate. Actual collections can differ, requiring adjustments to the allowances. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and			Ending
	Balance	Expenses	Deductions*	Collections	Balance
Year Ended December 27, 2008:
Allowance for possible losses on accounts receivable	$2,403	$24,734	$(25,453)	$756	$2,440

Year Ended December 29, 2007:
Allowance for possible losses on accounts receivable	$3,576	$23,686	$(25,374)	$515	$2,403

Year Ended December 30, 2006:
Allowance for possible losses on accounts receivable	$3,396	$23,787	$(23,975)	$368	$3,576

*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.
We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.
INVENTORIES
Inventories are stated at the lower of cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a weighted average basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 27, 2008 and December 29, 2007. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the balances of percentage-of-completion accounts on December 27, 2008 and December 29, 2007 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2008	2007

Cost and Earnings in Excess of Billings	$7,934	$10,927
Billings in Excess of Cost and Earnings	5,882	8,568
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
EARNINGS PER SHARE
Basic earnings per share (“EPS”) is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted (see Note J) utilizing the “treasury stock” method.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2008			2007			2006
			Per			Per			Per
	Income	Shares	Share	Income	Shares	Share	Income	Shares	Share
	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount	(Numerator)	(Denominator)	Amount

Net Earnings	$4,343			$21,045			$70,125

EPS — Basic
Income available to common stockholders	4,343	19,074	$0.23	21,045	19,056	$1.10	70,125	18,820	$3.73

Effect of Dilutive Securities
Options		151			306			550

EPS — Diluted
Income available to common stockholders and assumed options exercised	$4,343	19,225	$0.23	$21,045	19,362	$1.09	$70,125	19,370	$3.62

Options to purchase 230,000 shares of common stock at exercise prices ranging from $22.88 to $36.01 were outstanding as of December 27, 2008, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.
Options to purchase 30,000 shares of common stock at exercise prices ranging from $31.11 to $36.01 were outstanding as of December 29, 2007, but were not included in the computation of diluted EPS because the options’ exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.
No outstanding options were excluded from the computation of diluted EPS as of December 30, 2006.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
RECENTLY ISSUED ACCOUNTING STANDARDS
Effective at the beginning of the fiscal year ending December 27, 2008, we adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings. We have only adopted the provisions of SFAS No. 157 for financial assets and liabilities for fiscal year ending December 27, 2008 and will adopt the provision for non-financial assets and liabilities for fiscal year beginning December 28, 2008. The adoption has not had a material impact on our consolidated financial statements. We are evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities and do not expect them to have a material impact on our consolidated financial statements. SFAS No. 157 requires fair value measurements be classified and disclosed in one of three designated categories.
The following table summarizes the valuation of our financial instruments as of December 27, 2008. These instruments are classified as Level 1 which are financial instruments with unadjusted, quoted prices listed on active market exchanges.

		Quoted Prices in
		Active Markets
(in millions)	Total	(Level 1)
Assets:
Cash and cash equivalents	$13.3	$13.3
Trading marketable securities	3.0	3.0

	$16.3	$16.3

Liabilities:
Deferred compensation arrangements	$3.0	$3.0

	$3.0	$3.0

Effective at the beginning of the fiscal year ending December 27, 2008, we adopted SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”). SFAS No. 159 allows companies to choose to measure certain financial instruments and certain other items at fair value. The statement requires that unrealized gains and losses are reported in earnings for items measured using the fair value option and establishes presentation and disclosure requirements. We have elected not to apply the fair value option to any of our financial instruments except for those expressly required by U.S. GAAP.
In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141(R), Business Combinations (“SFAS 141(R)”), which replaces FAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for us for business combinations closed on or after December 28, 2008.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“SFAS 160”). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS 160 is effective for us for the fiscal year beginning December 28, 2008. We are currently evaluating the impact SFAS No. 160 may have on our consolidated financial statements.
B.     BUSINESS COMBINATIONS
We completed the following business combinations in 2008, 2007 and 2006, which were accounted for using the purchase method (in millions).

				Net
Company	Acquisition	Purchase	Intangible	Tangible	Reportable
Name	Date	Price	Assets	Assets	Segment	Business Description
D-Stake Mill and Manufacturing Country (“D-Stake”)	June 9, 2008	$7.1 (asset purchase)	$5.1	$2.0	Western Division
Manufactures kiln stickers, lath, stakes, decking, and pallets and pallet components for a variety of industries including manufacturing, retail and agriculture. Plants are located in McMinnville, OR and Independence, OR. Combined 2007 sales were $18.5 million.

Purchased 100% of the inventory, property, plant and equipment, and intangibles

Shawnlee Construction, LLC (“Shawnlee”)	April 1, 2008	$1.8 (asset purchase)	$1.0	$0.8	Eastern Division	Provides framing services for multi-family construction in the northeast. Located in Plainville, MA. We currently own a 90% membership interest and have purchased and additional 5% interest each year.
	April 2, 2007	$1.4 (asset purchase)	$0.9	$0.5

	April 3, 2006	$0.8 (asset purchase)	$0.4	$0.4

Romano Construction Company, Ltd. (“Romano”)	March 15, 2008	$0.4 (asset purchase)	$0.2	$0.2	Eastern Division	Provides framing services and is located in Middletown, NY. Purchased 100% of the property, plant and equipment, and intangibles

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

				Net
Company	Acquisition	Purchase	Intangible	Tangible	Reportable
Name	Date	Price	Assets	Assets	Segment	Business Description
International Wood Industries, Inc. (“IWI”)	February 4, 2008	$14.0 (stock purchase)	$10.6	$3.4	Western Division
Manufactures and distributes industrial products, including specialty boxes, crates, pallets and skids. Headquartered in Turlock, CA with distribution sites in Hawaii and Alaska. 2007 sales were $40.0 million.

Purchased 100% voting interest

Deck Images	July 10, 2007	$0.9 (asset purchase)	$0.6	$0.3	Consumer Products Division	Manufactures and distributes aluminum railing systems. Located in Hastings, MN. 2006 sales were $1.9 million. Purchased 100% voting interest
Perfection Trusses, Inc. (“Perfection”)	March 5, 2007	$1.3 (asset purchase)	$0.8	$0.5	Eastern Division	Manufactures and distributes roof and floor trusses to the Eastern Florida market. The company is located in Vero Beach, FL. 2006 sales were $3.9 million. Purchased 100% voting interest
Aljoma Lumber Company (“Aljoma”)	February 12, 2007	$53.5 (stock purchase)	$0.4	$53.1	Eastern Division
Manufactures, treats and distributes various wood products, building materials and specialty hardwoods. The company is located in Medley, FL. They serve Florida, the Eastern United States and the Caribbean islands. Aljoma has one of the largest treating facilities in the country. 2006 sales were $225.0 million.

Purchased 100% voting interest

Banks Lumber (“Banks”)	November 17, 2006	$44.7 (asset purchase)	$24.4	$20.3	Primarily Eastern Division
Manufactures roof trusses and cut-to-size structural lumber for manufactured housing and recreational vehicle (RV) manufacturers nationwide. The company had continuing operations in Elkhart, IN, Edwardsburg, MI, Morristown, TN, Auburndale, FL, Hillsboro, TX and certain other operations we consolidated into our existing plants. 2006 sales were $147.0 million.

Purchased 100% voting interest

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

				Net
Company	Acquisition	Purchase	Intangible	Tangible	Reportable
Name	Date	Price	Assets	Assets	Segment	Business Description
GeoMatrix, Inc. (“GeoMatrix”)	August 18, 2006	$11.3 (asset purchase)	$9.1	$2.2	Consumer Products Division	A developer and distributor of plastic lattice products and other proprietary plastic products located in Troy, MI. 2005 sales were $19.0 million. Purchased 100% voting interest
United Lumber & Reman, LLC (“United”)	July 10, 2006	$4.6 (asset purchase)	$2.7	$1.9	Eastern Division	An industrial wood manufacturing plant located in Muscle Shoals, AL. Acquired a 50% membership interest. 2005 sales were $26.0 million. Purchased 100% voting interest
Dura-Bilt Mfg. Co. (“Dura-Bilt”)	June 5, 2006	$8.4 (asset purchase)	$6.6	$1.8	Western Division	Designs and manufactures roof and floor trusses for site-built construction. The company is located in Riverbank, CA. 2005 sales were $16.0 million. Purchased 100% voting interest
Classic Truss Company, Inc. (“Classic”)	January 9, 2006	$2.0 (asset purchase)	$0.4	$1.6	Eastern Division	Manufactures and distributes engineered wood components for site-built construction. The company is located in Fort Pierce, FL. 2005 sales were $6.0 million. Purchased 100% voting interest
The purchase price allocations for D-Stake and IWI are preliminary and will be revised as final estimates of intangible asset values are made. The amounts assigned to major intangible classes for business combinations mentioned above are as follows (in millions):

					Goodwill –
	Non-compete	Customer		Goodwill –	Tax
	agreements	Relationships	Patents	Total	Deductible
D-Stake	$2.6			$2.5	$2.5
Shawnlee	0.3	$0.4		0.3	0.3
	0.3	0.4		0.2	0.2
	0.1	0.2		0.1	0.1
IWI	5.4			5.2	0.0
Deck Images		0.6
Perfection	0.3	0.5
Aljoma	0.4
Banks	4.3	4.1		16.0	16.0
GeoMatrix	0.3	2.0	$3.0	3.8	3.8
United	1.4	1.3
Dura-Bilt	0.9	3.1		2.6	2.6
Classic	0.4
The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results are not presented.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

C.	ASSETS HELD FOR SALE AND NET LOSS ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES
Included in “Assets held for sale” on our Consolidated Balance Sheets is certain property, plant and equipment totaling $8.3 million on December 27, 2008 and $33.6 million on December 29, 2007. The assets held for sale consist of certain vacant land and several facilities we closed to better align manufacturing capacity with the current business environment. The fair values were determined based on appraisals or recent offers to acquire the assets. These and other idle assets were evaluated based on the requirements of SFAS No. 144, which resulted in an impairment and other exit charges totaling approximately $7.2 million and $8.2 million included in “Net loss on disposition of assets and other impairment and exit charges” for the years ending December 27, 2008 and December 29, 2007, respectively. These amounts include the following, separated by reporting segment (in millions):

	December 27, 2008		December 29, 2007
	Eastern and		Eastern and
	Western	All	Western	All
	Divisions	Other	Divisions	Other
Severances	$1.1	$0.3	$1.3	$0.1
Fixed assets	2.3	0.8	5.8	1.0
Notes receivable	1.6
Lease termination	0.5
Other intangibles	0.6
The changes in assets held for sale in 2008 are as follows (in millions):

	Net Book		Net Sales
Description	Value	Date of Sale	Price
Assets held for sale as of December 29, 2007	$33.6
Additions	8.6
Transfers to held for use	(4.2)
Sale of vacant land acquired as part of acquisition of Aljoma	(24.5)	January 24, 2008	$24.2
Sale of certain real estate in Thorndale, Ontario	(2.7)	March 18, 2008	2.7
Sale of certain real estate in Fishersville, Virginia	(1.5)	July 23, 2008	1.9
Sale of certain real estate in Hohenwald, Tennessee	(1.0)	August 11, 2008	1.0

Assets held for sale as of December 27, 2008	$8.3

We have transferred certain assets back to held for use because we do not believe we will sell these assets within a year due to deteriorating economic conditions.
D.     GOODWILL AND OTHER INTANGIBLE ASSETS
We account for goodwill and other intangible assets in accordance with the provisions of SFAS No. 142 Goodwill and Other Intangible Assets. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually or when a triggering event occurs. We tested for impairment in the fourth quarter by utilizing the discounted cash flow method and allocating goodwill based on operating segments, which resulted in no impairment.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following amounts were included in other intangible assets, net as of December 27, 2008 and December 29, 2007 (in thousands):

	2008		2007
		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization
Non-compete agreements	$26,899	$(13,481)	$20,871	$(10,764)
Licensing agreements			4,050	(871)
Customer relationships	17,734	(10,326)	13,814	(5,601)
Patents	2,980	(1,055)	2,980	(630)

Total	$47,613	$(24,862)	$41,715	$(17,866)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 10 years
Licensing agreements	3 to 5 years
Customer relationship	5 years
Amortization expense of intangibles totaled $9.8 million, $8.0 million and $5.8 million in 2008, 2007, and 2006, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2009	$8,166
2010	6,778
2011	4,753
2012	2,106
2013	553
Thereafter	395

Total	$22,751

The changes in the net carrying amount of goodwill and indefinite-lived intangible assets for the years ended December 27, 2008 and December 29, 2007, are as follows (in thousands):

		Indefinite-
		Lived
		Intangible
	Goodwill	Assets
Balance as of December 29, 2006	$152,837	$2,340
Acquisitions	1,860
Final purchase price allocations	(7,797)
Translation adjustment	1,032

Balance as of December 29, 2007	$147,932	$2,340

Final purchase price allocations	1,226
Acquisitions	8,013
Translation adjustment	(248)

Balance as of December 27, 2008	$156,923	$2,340

E.     DEBT
We have a five-year, $300 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. Cash borrowings are charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 27 to 90 basis points, based upon our financial performance). We are also charged an annual facility fee on the entire amount of the lending commitment (ranging from 8 to 25 basis points, based upon our performance), and a usage premium (ranging from 5 to 12.5 basis points, based upon our performance) at times when borrowings in US Dollars exceed $140 million. The average borrowing rate on this facility was 3.6% and 5.5% in 2008 and 2007, respectively. The amount outstanding on the revolving credit facility is included in the long-term debt summary below. The revolving credit facility supports letters of credit totaling approximately $29.7 million on December 27, 2008.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Outstanding letters of credit extended on our behalf aggregated $32.2 million on December 27, 2008, which includes approximately $14.8 million related to industrial development revenue bonds. Outstanding letters of credit extended on our behalf aggregated $33.7 million on December 29, 2007, which includes approximately $16.1 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to three years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate ranging from 27 to 90 basis points under the $300 million facility, based upon our financial performance.
Long-term debt and capital lease obligations are summarized as follows on December 27, 2008 and December 29, 2007 (amounts in thousands):

	2008	2007
Series 1998-A Senior Notes Tranche B, due on December 21, 2008, interest payable semi-annually at 6.98%		$59,500
Series 1998-A Senior Notes Tranche C, due on December 21, 2008, interest payable semi-annually at 6.98%		19,000
Series 2002-A Senior Notes Tranche A, due on December 18, 2009, interest payable semi-annually at 5.63%	$15,000	15,000
Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable semi-annually at 6.16%	40,000	40,000
Revolving credit facility totaling $300 million due on February 12, 2012, interest due monthly at a floating rate (0.96% on December 27, 2008)	30,257	54,614
Series 1998 Industrial Development Revenue Bonds, due on December 1, 2018, interest payable monthly at a floating rate		1,300
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (1.08% on December 27, 2008)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (1.27% on December 27, 2008)	2,700	2,700
Series 2000 Industrial Development Revenue Bonds, due on November 1, 2020, interest payable monthly at a floating rate (1.27% on December 27, 2008)	2,400	2,400
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (1.27% on December 27, 2008)	2,500	2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (1.16% on December 27, 2008)	3,700	3,700
Capital lease obligations, interest imputed at 6.72%	279	857
Other	1,038	1,200

	101,174	206,071
Less current portion	15,490	945

Long-term portion	$85,684	$205,126

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 27, 2008.
On December 27, 2008, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2009	$15,490
2010	303
2011	254
2012	70,527
2013
Thereafter	14,600

$101,174

On December 27, 2008, the estimated fair value of our long-term debt, including the current portion, was $101.7 million, which was $0.5 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.
F.     LEASES
Leased property included in the balance sheet on December 27, 2008 and December 29, 2007 is as follows (in thousands):

	2008	2007
Machinery and equipment	$2,589	$2,498
Less accumulated amortization	(2,001)	(1,091)

	$588	$1,407

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
We lease certain real estate under operating and capital lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and aircrafts under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable leases on December 27, 2008 are as follows (in thousands):

	Capital	Operating
	Leases	Leases	Total
2009	$223	$13,976	$14,199
2010	75	11,153	11,228
2011		6,778	6,778
2012		3,315	3,315
2013		1,484	1,484
Thereafter		2,294	2,294

Total minimum lease payments	$298	$39,000	$39,298

Less imputed interest	(19)

Present value of minimum lease payments	$279

Rent expense was approximately $19.9 million, $24.0 million, and $25.8 million in 2008, 2007, and 2006, respectively.
G.     DEFERRED COMPENSATION
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
We also maintain a non-qualified deferred compensation plan (the “Plan”) for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $3.0 million and $4.7 million on December 27, 2008 and December 29, 2007, respectively, and are included in “Other Assets.” Related liabilities totaled $8.9 million and $10.5 million on December 27, 2008 and December 29, 2007, respectively, and are included in “Other Liabilities” and “Shareholders’ Equity.” Assets of the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
H.     SALE OF ACCOUNTS RECEIVABLE
On March 8, 2006, we entered into an accounts receivable sale arrangement with a bank that was terminated on September 26, 2008. Under the terms of this arrangement:
•	We sold specific receivables to the bank at an agreed-upon price at terms ranging from one month to one year.

•	We serviced the receivables sold and outstanding on behalf of the bank at a rate of 0.50% per annum.

•
We received an incentive servicing fee, which we accounted for as a retained interest in the receivables sold. Our retained interest was determined based on the fair market value of anticipated collections in excess of the Agreed Base Value of the receivables sold. Appropriate valuation allowances were recorded against the retained interest.

•	The maximum amount of receivables, net of retained interest, which were sold and outstanding at any point in time under this arrangement was $50 million.
No receivables were sold and outstanding on December 27, 2008. On December 29, 2007 $29.0 million of receivables were sold and outstanding, and we recorded $2.2 million of retained interest in other current assets. A summary of the transactions we completed in 2008, 2007, and 2006 is presented below (in thousands).

	2008	2007	2006

Accounts receivable sold	$369,242	$624,448	$460,859
Retained interest in receivables	(2,432)	(1,982)	(6,649)
Expense from sale	(869)	(2,629)	(1,847)
Servicing fee received	119	212	150

Net cash received from sale	$366,060	$620,049	$452,513

I.     COMMON STOCK
On June 1, 1993, our shareholders approved the Incentive Stock Option Plan (the “Plan”) for our officers. Options for the purchase of all 1,200,000 shares of our common stock authorized under the Plan have been granted. The Plan provides that the options are exercisable only if the officer is employed by us at the time of exercise and holds at least seventy-five percent of the individuals’ shares held on April 1, 1993. The Plan also requires the option shares to be held for periods of six months to three years. The remaining options were exercisable within thirty days of the anniversary of the Plan in 2008. There are no options outstanding under the Plan.
In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted shares of stock under this Plan in 2008, 2007, and 2006, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $45,000, $68,000, and $55,000, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan (“2002 Stock Purchase Plan”) to succeed the Employee Stock Purchase Plan originally approved in 1994. In April 2008, our shareholders authorized additional shares to be allocated to the 2002 Stock Purchase Plan. The plan allows eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2008, 2007, and 2006, shares were issued under this Plan for amounts totaling approximately $582,000, $617,000, and $811,000, respectively. The weighted average discounted fair value of these shares was $25.92, $30.75, and $48.36, respectively. Upon adoption of FASB Statement No. 123(R), Share-Based Payment, (“SFAS 123(R)”), we have expensed the fair value associated with these awards, which approximates the discount.
In April 1994, our shareholders approved the Directors’ Retainer Stock Plan (“Stock Retainer Plan”). In April 2007, our shareholders authorized additional shares to be distributed pursuant to this plan. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110% divided by the fair market value of a share of our stock at the time of deferral, is increased for dividends declared and may only be distributed in kind. Shareholders’ equity includes approximately $1.4 million and $1.1 million on December 27, 2008 and December 29, 2007, respectively, for obligations incurred under this Plan. There were no distributions in 2008 or 2007.
In January 1997, we instituted a Directors’ Stock Grant Program. In lieu of a cash increase in the amount of Directors’ fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2008, 2007, and 2006, we issued shares and recognized the market value of the shares on the date of issuance as an expense totaling approximately $58,000, $106,000, and $142,000, respectively.
On April 28, 1999, our shareholders approved the Long Term Stock Incentive Plan (the “1999 Plan”). The 1999 Plan reserved 1,000,000 additional shares, plus a balance of unissued shares from prior plans of 406,029 shares, plus an annual increase of no more than 200,000 shares per year which may be added on the date of the annual meeting of shareholders. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. The term of the 1999 Plan is ten years. We intend to request shareholder approval to restate this plan for an additional ten year period. No options were granted under the 1999 Plan in 2008 or 2007.
The following stock grants have been made under the 1999 Plan:
•
On April 17, 2002, a Conditional Share Grant was made which will grant our Executive Chairman 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the grant. Shareholders’ equity includes approximately $159,000 and $135,000 on December 27, 2008 and December 29, 2007 respectively, for this grant.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
•
On February 3, 2006, Performance Share Grants were made which will grant certain employees a total of approximately 37,000 shares of common stock on February 3, 2009. Shareholders’ equity includes approximately $2.1 million on December 27, 2008 and December 29, 2007 for this grant.

•
On January 16, 2007, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2017, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $32,000 and $16,000 on December 27, 2008 and December 29, 2007, respectively, for this grant.

•
On February 23, 2007, shares were issued into a Deferred Stock Bonus Plan for certain employees. These shares are distributable upon retirement, subject to conditions set forth in the plan. Shareholders’ equity includes approximately $1.9 million on December 27, 2008 and December 29, 2007.

•
On January 16, 2008, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2018, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $10,000 on December 27, 2008.

•
On February 8, 2008, Conditional Share Grants were made which will grant certain employees approximately 118,000 shares of common stock on February 8, 2011, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $0.7 million on December 27, 2008.

As of December 27, 2008, a total of approximately 1.9 million shares are reserved for issuance under the plans mentioned above.
On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2,500,000 shares of our common stock. We repurchased 19,857 and 255,266 shares under this program in 2008 and 2007, respectively. As of December 27, 2008, cumulative total authorized shares available for repurchase is approximately 1.2 million shares.
Common stock activity for 2008, 2007 and 2006 was as follows:

	Note	2008	2007	2006

Shares issued under plan:
Employee Stock Purchase	I	22,474	20,079	16,763
Stock option	J	152,054	200,266	332,881

Employee stock plans		174,528	220,345	349,644
Stock gift	I	1,606	1,661	967
Directors’ Stock Grant	I	2,100	2,300	2,500

Stock grant plans		3,706	3,961	3,467
Deferred compensation	G	15,288	69,777	101,278
Stock notes receivable		7,374	10,132	3,222
Shares received for exercise of stock options		(19,857)	(15,866)	(1,367)
Stock repurchase	I		(239,400)

		181,039	48,949	456,244
Beginning common stock outstanding		18,907,841	18,858,892	18,402,648

Ending common stock outstanding		19,088,880	18,907,841	18,858,892

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
J.     STOCK-BASED COMPENSATION
We account for share-based compensation using the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment, (“SFAS 123(R)”), which we have adopted using the modified-prospective-transition method effective January 1, 2006. As discussed in Note I, Common Stock, we provide compensation benefits to employees and non-employee directors under several share-based payment arrangements including various employee stock plans, the 2002 Employee Stock Purchase Plan, the Directors’ Retainer Stock Plan, the Directors’ Stock Grant Program and the Employee Stock Gift Program.
Stock Option Plans
To date, other than certain, relatively nominal conditional share grants, performance share awards and deferred share awards that are permitted under the plan, we have only issued options under the 1999 plan. Vesting requirements for awards under this plan will vary by individual grant and, as to outstanding awards, and are subject to time-based vesting. The contractual life of all of the options granted under this plan is no greater than 15 years.
The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. Expected volatility assumptions used were based on historical volatility of our stock. We utilize historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for the expected term of the option award was based on the U.S. Treasury yield curve in effect at the time of the grant. No new option awards were granted in 2008, 2007 or 2006 and therefore no specific valuation assumptions are presented.
The following summary presents information regarding outstanding options as of December 27, 2008 and changes during the period then ended with regard to options under all stock option plans:

			Weighted
		Weighted	Average
	Stock	Average	Remaining	Aggregate
	Under	Exercise Price	Contractual	Intrinsic
	Option	Per Share	Term	Value
Outstanding at December 31, 2005	1,384,879	$19.08
Exercised	(332,881)	$15.56
Forfeited or expired	(15,714)	$20.87

Outstanding at December 30, 2006	1,036,284	$20.18
Exercised	(200,266)	$16.21
Forfeited or expired	(39,541)	$23.65

Outstanding at December 29, 2007	796,477	$20.92
Exercised	(152,054)	$17.21
Forfeited or expired	(44,376)	$16.69

Outstanding at December 27, 2008	600,047	$22.16	3.62	$2,686,949

Vested or expected to vest at December 27, 2008	321,500	$23.45	4.25	$1,171,355

Exercisable at December 27, 2008	278,547	$20.68	2.89	$1,515,594

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The total intrinsic value of options exercised during 2008, 2007 and 2006 was $2.4 million $6.5 million and $16.9 million, respectively.
Employee Stock Purchase Plan
In 2008, 2007 and 2006, we issued shares under this plan totaling 22,474, 20,079, and 16,763 respectively. In 2008, 2007 and 2006, the weighted average fair values per share of employee stock purchase rights pursuant to this plan were $4.57, $5.42 and $8.26, respectively. The fair value of the stock purchase rights approximated the difference between the stock price and the employee purchase price.
Directors’ Retainer Stock Plan
We recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as expense and recorded the related obligation in shareholders’ equity. In 2008, 2007 and 2006, we recognized approximately $268,000, $281,000 and $259,000, respectively, in expense for shares issued under this program.
Directors’ Stock Grant Program
In 2008, 2007 and 2006, we recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as an expense totaling approximately $58,000, $106,000 and $142,000, respectively.
Conditional Share Grant Agreements
In 2008, 2007 and 2006, we recognized the fair value of the awards estimated as of the date of grant. We recognized approximately $50,000, $39,000 and $112,000, respectively, in expense for shares issuable under this program.
All Share-Based Payment Arrangements
The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $820,000 and $255,000, respectively in 2008. The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $892,000 and $299,000, respectively in 2007. The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $1.4 million and $481,000, respectively in 2006.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
In 2008, 2007 and 2006, cash received from option exercises and share issuances under the Stock Purchase Plan was $3.0 million, $3.5 million and $5.9 million, respectively. The actual tax benefit realized in 2008, 2007 and 2006 for the tax deductions from option exercises totaled $0.9 million, $1.9 million and $4.4 million, respectively.
K.     RETIREMENT PLANS
We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain non-wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 50% of employee contributions in 2008, 2007, and 2006, on a discretionary basis, totaling $3.5 million, $4.1 million, and $3.9 million, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.
L.     INCOME TAXES
Income tax provisions for the years ended December 27, 2008, December 29, 2007, and December 30, 3006 are summarized as follows (in thousands):

	2008	2007	2006
Currently Payable:
Federal	$5,566	$13,725	$32,288
State and local	915	2,714	4,947
Foreign	3,169	2,824	2,649

	9,650	19,263	39,884
Net Deferred:
Federal	(5,768)	(3,734)	(2,454)
State and local	(1,951)	134	(220)
Foreign	(245)	(267)	1,550

	(7,964)	(3,867)	(1,124)

	$1,686	$15,396	$38,760

The components of earnings before income taxes consist of the following:

	2008	2007	2006

U.S.	$(702)	$37,641	$105,662
Foreign	7,848	968	6,473

Total	$7,146	$38,609	$112,135

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2008	2007	2006
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	(1.3)	4.5	2.5
Effect of minority owned interest in earnings of partnerships	(2.2)	(1.0)	(0.6)
Manufacturing deduction	(4.0)	(1.9)	(0.8)
Research & development tax credits	(14.0)	(3.2)	(4.1)
Change in valuation allowance	1.1	5.5	1.0
Amortization of goodwill	5.7
Other, net	3.3	1.0	1.6

Effective income tax rate	23.6%	39.9%	34.6%

For the year ended December 27, 2008 and December 29, 2007, the effective tax rate was favorably impacted by the federal research & development (“R&D”) tax credits for 2008 and 2007, respectively. During 2006, we completed a project to identify eligible expenditures for purposes of claiming R&D tax credits for 2001 — 2006, all of which was recognized in 2006 and for which amended tax returns for 2001 — 2005 have been filed.
Temporary differences which give rise to deferred tax assets and (liabilities) on December 27, 2008 and December 29, 2007 are as follows (in thousands):

	2008	2007
Employee benefits	$7,044	$7,711
Foreign subsidiary net operating loss	2,454	2,967
Accrued expenses	4,748	4,565
Other, net	3,511	3,455

Gross deferred tax assets	17,757	18,698
Valuation allowance	(2,838)	(3,430)

Deferred tax assets	14,919	15,268

Depreciation	(16,495)	(23,745)
Intangibles	(6,876)	(6,910)
Inventory	(30)	(1,004)
Other, net	(158)	(110)

Deferred tax liabilities	$(23,559)	$(31,769)

Net deferred tax liability	$(8,640)	$(16,501)

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
M.     ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES
In July 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”) “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, we adopted FIN 48 beginning December 31, 2006. The adoption of FIN 48 did not have a significant impact on our financial position or results of operations.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2008	2007
Gross unrecognized tax benefits beginning of year	$8,705	$6,428
Increase in tax positions for prior years	1,347	877
Increase in tax positions for current year	1,486	1,615
Lapse in statute of limitations	(504)	(215)

Gross unrecognized tax benefits end of year	$11,034	$8,705

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $11.0 million and $8.7 million at December 27, 2008 and December 29, 2007, respectively. We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.4 million and $0.3 million at December 27, 2008 and December 29, 2007, respectively.
We file income tax returns in the United States and in various state, local and foreign jurisdictions. For the majority of tax jurisdictions, we are no longer subject to income tax examinations for years before 2004. A number of state and local examinations as well as an examination by the Internal Revenue Service are currently ongoing. It is possible that these examinations may be resolved within the next twelve months. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that our gross unrecognized tax benefits may change within the next twelve months by a range of $0.2 million to $8.6 million.
N.     COMMITMENTS, CONTINGENCIES, AND GUARANTEES
We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company. We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Environmental reserves, calculated with no discount rate, have been established to cover remediation activities at our affiliates’ wood preservation facilities in Stockertown, PA; Elizabeth City, NC; Auburndale, FL; Gordon, PA; Janesville, WI; Medley, FL; and Ponce, PR. In addition, a reserve was established for our affiliate’s facility in Thornton, CA to remove certain lead containing materials which existed on the property at the time of purchase.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
On a consolidated basis, we have reserved approximately $4.4 million on December 27, 2008 and December 29, 2007, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.
The manufacturers of CCA preservative voluntarily discontinued the registration of CCA for certain residential applications as of December 31, 2003. Our wood preservation facilities have been converted to alternate preservatives, either ACQ, borates or ProWood® Micro.
In November 2003, the EPA published its report on the risks associated with the use of CCA in children’s playsets. While the study observed that the range of potential exposure to CCA increased by the continuous use of playsets, the EPA concluded that the risks were not sufficient to require removal or replacement of any CCA treated structures. The results of the EPA study are consistent with a prior Consumer Products Safety Commission (CPSC) study which reached a similar conclusion. The EPA did refer a question on the use of sealants to a scientific advisory panel. The panel issued a report which provides guidance to the EPA on the use of various sealants but does not mandate their use. In its final report issued on April 30, 2008, the EPA does not require removal or replacement of CCA-treated structures, including decks and playground equipment, and is not recommending that surrounding soils be removed or replaced.
From time to time, various special interest environmental groups have petitioned certain states requesting restrictions on the use or disposal of CCA treated products. The wood preservation industry trade groups are working with the individual states and their regulatory agencies to provide an accurate, factual background which demonstrates that the present method of uses and disposal is scientifically supported.
We have not accrued for any potential loss related to the contingencies above. However, potential liabilities of this nature are not conducive to precise estimates and are subject to change.
In addition, on December 27, 2008, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.
On December 27, 2008, we had outstanding purchase commitments on capital projects of approximately $0.9 million.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.
In certain cases we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 27, 2008, we had approximately $20.6 million in outstanding payment and performance bonds, which expire during the next two years. In addition, approximately $26.9 million in payment and performance bonds are outstanding for completed projects which are still under warranty.
We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If, at the expiration of the initial lease term, we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is approximately $2.0 million.
Under our former sale of accounts receivable agreement, we guaranteed that a subsidiary, as accounts servicer, would remit collections on receivables sold to the purchaser of the accounts receivable. (See Note H, “Sale of Accounts Receivable.”)
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
We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that we have issued. These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $14.8 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

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
Many of our wood treating operations utilize “Subpart W” drip pads, defined as hazardous waste management units by the EPA. The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste. Closure involves identification and disposal of contamination which requires removal from the wood treating operations. The ultimate cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contamination, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.4 million. As a result, this amount is recorded in other long-term liabilities on December 27, 2008.
We did not enter into any new guarantee arrangements during 2008 which would require us to recognize a liability on our balance sheet.
O.     CONSULTING & NON-COMPETE AGREEMENTS
On December 17, 2007 we entered into a consulting and non-compete agreement with our former CEO which provides for monthly payments for a term of three years that will begin upon retirement from Universal Forest Products, Inc. The present value of the vested portion of the non-compete payments totaling approximately $1.4 million and $0.3 million at December 27, 2008 and December 29, 2007, respectively, is accrued in other liabilities.
On December 31, 2007 the former President of Universal Forest Products Western Division, Inc. retired as an employee of Universal Forest Products, Inc., and we entered into an agreement with him which provides for monthly payments for a term of three years. The present value of these payments totaling approximately $1.0 million has been recorded in other liabilities.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
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

	2008			2007			2006
	Eastern			Eastern			Eastern
	and			and			and
	Western	All		Western	All		Western	All
	Divisions	Other	Total	Divisions	Other	Total	Divisions	Other	Total
Net sales to outside customers	$2,130,437	$101,957	2,232,394	$2,405,830	$107,348	$2,513,178	$2,605,087	$59,485	$2,664,572
Intersegment net sales	0	26,765	26,765	0	24,126	24,126	0	17,974	17,974
Interest expense	12,037	51	12,088	17,018	15	17,033	14,040	13	14,053
Amortization expense	6,983	2,814	9,797	5,331	2,703	8,034	3,071	2,680	5,751
Depreciation expense	34,656	2,914	37,570	36,347	3,200	39,547	31,081	2,690	33,771
Segment operating profit	21,310	(2,905)	18,405	48,399	5,093	53,492	118,942	4,803	123,745
Segment assets	746,335	69,684	816,019	864,546	92,454	957,000	831,160	82,281	913,441
Capital expenditures	18,409	535	18,944	37,571	1,789	39,360	40,908	2,596	43,504
In 2008, 2007, and 2006, 27%, 26%, and 22% of net sales, respectively, were to a single customer.
Information regarding principal geographic areas was as follows (in thousands):

	2008		2007		2006
		Long-Lived		Long-Lived		Long-Lived
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$2,170,933	$418,603	$2,442,676	$427,547	$2,590,951	$408,310
Foreign	61,461	16,508	70,502	28,928	73,621	29,996

Total	$2,232,394	$435,111	$2,513,178	$456,475	$2,664,572	$438,306

Sales generated in Canada and Mexico are primarily to customers in the United States of America.
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2008	60.4%	39.6%
2007	60.5%	39.5%
2006	62.7%	37.3%

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
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
The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 27,	December 29,	December 30,
	2008	2007	2006
Value-Added Sales
Trusses — site-built, modular and manufactured housing	$273,170	$394,806	$504,296
Fencing	194,029	199,511	179,504
Decking and railing — composite , wood and other	167,722	179,654	172,957
Turn-key framing and installed sales	194,630	179,065	220,799
Industrial packaging and components	147,763	107,160	93,620
Engineered wood products (eg. LVL; i-joist)	57,631	87,588	99,002
Manufactured brite and other lumber	64,552	82,784	89,891
Wall panels	31,101	57,065	87,921
Outdoor DIY products (eg. stakes; landscape ties)	51,550	53,012	47,860
Construction and building materials (eg. door packages; drywall)	49,717	46,761	47,313
Lattice — plastic and wood	43,895	46,523	27,412
Manufactured brite and other panels	34,327	42,798	54,415
Siding, trim and moulding	28,879	38,090	46,311
Hardware	15,215	15,743	14,410
Manufactured treated lumber	14,354	7,947	4,677
Manufactured treated panels	4,904	3,637	3,148
Other	459	6,937	3,500

Total Value-Added Sales	1,373,898	1,549,081	1,697,036

Commodity-Based Sales
Non-manufactured brite and other lumber	384,268	454,560	470,569
Non-manufactured treated lumber	345,211	378,240	361,688
Non-manufactured brite and other panels	138,530	149,652	152,568
Non-manufactured treated panels	24,450	24,934	18,537
Other	7,834	5,018	6,637

Total Commodity-Based Sales	900,293	1,012,404	1,009,999

Total Gross Sales	2,274,191	2,561,485	2,707,035
Sales allowances	(41,797)	(48,307)	(42,463)

Total Net Sales	$2,232,394	$2,513,178	$2,664,572

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Q.     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks) during the years ended December 27, 2008 and December 29, 2007 (in thousands, except per share data):

	First		Second		Third		Fourth
	2008	2007	2008	2007	2008	2007	2008	2007
Net sales	$489,512	$549,038	$708,485	$773,105	$610,744	$678,398	$423,653	$512,637
Gross profit	54,820	73,520	84,878	101,705	64,650	82,165	49,853	51,639
Net earnings (loss)	(4,576)	3,886	11,663	16,800	(1,951)	11,339	(793)	(10,980)
Basic earnings (loss) per share	(0.24)	0.20	0.61	0.88	(0.10)	0.59	(0.04)	(0.58)
Diluted earnings (loss) per share	(0.24)	0.20	0.61	0.86	(0.10)	0.59	(0.04)	(0.58)
R.     SUBSEQUENT EVENTS
In January 2009, we temporarily closed facilities in Bunn, NC and Ooltewah, TN to better align manufacturing capacity with the current business environment. In February 2009, we also temporarily closed a facility in White Pigeon, MI.
On February 1, 2009, a stock grant was made for eligible salaried employees which will grant shares of common stock immediately upon the satisfaction of certain terms and conditions. We estimate that we will recognize total expense of approximately $1.6 million over the next five years for this grant.
On February 6, 2009, we sold real estate located in Woodburn, Oregon. The net sales price was approximately $5.2 million resulting in a gain of approximately $2.4 million.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2008	High	Low	Fiscal 2007	High	Low
Fourth Quarter	34.91	14.61	Fourth Quarter	37.10	27.93
Third Quarter	37.37	23.35	Third Quarter	44.90	29.51
Second Quarter	35.80	29.20	Second Quarter	52.70	41.94
First Quarter	37.35	26.26	First Quarter	54.61	44.90
There were approximately 1,175 shareholders of record as of January 31, 2009.
In 2008, we paid dividends on our common stock of $.060 per share in June and December. In 2007, we paid dividends on our common stock of $.055 per share in June and $.060 per share in December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH
The following graph depicts the cumulative total return on the our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 27, 2003, and reinvestment of dividends in all cases.
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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

Peter F. Secchia	William G. Currie
Chairman Emeritus	Executive Chairman
Universal Forest Products, Inc.

William G. Currie	Michael B. Glenn
Executive Chairman	Chief Executive Officer
Universal Forest Products, Inc.

Michael B. Glenn	Patrick M. Webster
President and Chief Executive Officer	President and Chief Operating Officer
Universal Forest Products, Inc.

Dan M. Dutton	Michael R. Cole
Chairman of the Board	Chief Financial Officer and Treasurer
Stimson Lumber Co.

John M. Engler	Robert D. Coleman
President and Chief Executive Officer	Executive Vice President Manufacturing
National Association of Manufacturers

John W. Garside	C. Scott Greene
President and Treasurer	President
Woodruff Coal Company	Universal Forest Products Eastern Division, Inc.

Gary F. Goode, CPA	Richard C. Frazier
Chairman	President
Titan Sales & Consulting, LLC	Universal Forest Products Western Division, Inc.

Mark A. Murray	Ronald G. Klyn
President	Chief Information Officer
Meijer, Inc.

William R. Payne	Matthew J. Missad
Chief of Staff	Executive Vice President and Secretary
Alticor, Inc.

Louis A. Smith	Joseph F. Granger
President	Executive Vice President of Sales and Marketing
Smith and Johnson, Attorneys, P.C.

Shareholder Information
ANNUAL MEETING
The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 15, 2009, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.
SHAREHOLDER INFORMATION
Shares of the Company’s stock are traded under the symbol UFPI on the NASDAQ Stock Market. The Company’s 10-K report, filed with the Securities and Exchange Commission, will be provided free of charge to any shareholder upon written request. For more information contact:
Investor Relations Department
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Web: www.ufpi.com
SECURITIES COUNSEL
Varnum, LLP
Grand Rapids, MI
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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
59 Maiden Lane
New York, NY 10005
Telephone: (718) 921-8210
UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS
2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES
Locations:

Ashburn, GA	Lafayette, CO
Auburn, NY	Lansing, MI
Auburndale, FL	Liberty, NC
Belchertown, MA	Lodi, OH
Berlin, NJ	McMinnville, OR
Blanchester, OH	Medley, FL
Bunn, NC	Minneota, MN
Burleson, TX	Morristown, TN
Burlington, NC	Moultrie, GA
Chaffee, NY	Muscle Shoals, AL
Chandler, AZ	New London, NC
Chesapeake, VA	New Waverly, TX
Clinton, NY	New Windsor, MD
Conway, SC	Ooltewah, TN
Crestwood, MO	Parker, PA
Dallas, NC	Pearisburg, VA
Dallas, TX	Plainville, MA
Durango, Durango, Mexico	Prairie du Chien, WI
Eatonton, GA	Ranson, WV
Elizabeth City, NC	Riverbank, CA
Emlenton, PA	Riverside, CA
Englewood, CO	Saginaw, TX
Evans City, PA	Salisbury, NC
Fontana, CA	San Antonio, TX
Georgetown, DE	Schertz, TX
Gordon, PA	Sidney, NY
Grandview, TX	Silsbee, TX
Grand Rapids, MI	Stockertown, PA
Granger, IN	Thorndale, Ontario, Canada
Guaynabo, Puerto Rico	Thornton, CA
Haleyville, AL	Turlock, CA
Harrisonville, MO	Union City, GA
Hastings, MN	Warrens, WI
Hillsboro, TX	White Bear Lake, MN
Houston, TX	White Pigeon, MI
Hudson, NY	Windsor, CO
Independence, OR	Winthrop, ME
Indianapolis, OH
Janesville, WI
Jefferson, GA
Kyle, TX
Lacolle, Quebec, Canada