Form 10-K, Exhibit 13
period 2009-12-26
UNIVERSAL FOREST PRODUCTS INC
filed 2010-02-23
CIK 912767

Exhibit 13
UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION
Table of Contents

Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Management’s Annual Report on Internal Control Over Financial Reporting	21

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	22

Report of Independent Registered Public Accounting Firm on Financial Statements	23

Consolidated Balance Sheets as of December 26, 2009 and December 27, 2008	24

Consolidated Statements of Earnings for the Years Ended December 26, 2009, December 27, 2008, and December 29, 2007	25

Consolidated Statements of Shareholders’ Equity for the Years Ended December 26, 2009, December 27, 2008, and December 29, 2007	26

Consolidated Statements of Cash Flows for the Years Ended December 26, 2009, December 27, 2008, and December 29, 2007	28

Notes to Consolidated Financial Statements	30

Price Range of Common Stock and Dividends	59

Stock Performance Graph	60

Directors and Executive Officers	61

Shareholder Information	62

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2009	2008	2007	2006	2005
Consolidated Statement of Earnings Data
Net sales	$1,673,000	$2,232,394	$2,513,178	$2,664,572	$2,691,522
Gross profit	242,751	254,201	309,029	381,682	359,256
Earnings before income taxes	38,597	7,146	38,609	112,135	110,772
Net earnings attributable to controlling interest	24,272	4,343	21,045	70,125	67,373
Diluted earnings per share	$1.25	$0.23	$1.09	$3.62	$3.53
Dividends per share	$0.260	$0.120	$0.115	$0.110	$0.105
Weighted average shares outstanding with common stock equivalents	19,468	19,225	19,362	19,370	19,106

Consolidated Balance Sheet Data
Working capital(1)	$248,165	$230,308	$337,800	$282,913	$298,027
Total assets	791,677	816,019	957,000	913,441	876,920
Total debt and capital lease obligations	53,854	101,174	206,071	170,097	209,497
Shareholders’ equity	568,946	548,226	547,044	525,561	440,429

Statistics
Gross profit as a percentage of net sales	14.5%	11.4%	12.3%	14.3%	13.3%
Net earnings attributable to controlling interest as a percentage of net sales	1.5%	0.2%	0.8%	2.6%	2.5%
Return on beginning equity(2)	4.4%	0.8%	4.0%	15.9%	18.5%
Current ratio	2.84	2.53	3.08	2.47	2.46
Debt to equity ratio	0.09	0.18	0.38	0.32	0.48
Book value per common share(3)	$29.50	$28.72	$28.93	$27.87	$23.93

(1)	Current assets less current liabilities.

(2)	Net earnings divided by beginning shareholders’ equity.

(3)	Shareholders’ equity divided by common stock outstanding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Universal Forest Products, Inc. (“the Company”) is a holding company that provides capital, management and administrative resources to subsidiaries that design, manufacture and market wood and wood-alternative products for DIY/retail home centers and other retailers, structural lumber products for the manufactured housing industry, engineered wood components for the site-built construction market, and specialty wood packaging and components for various industries. The Company’s consumer products subsidiary offers a large portfolio of outdoor living products, including wood composite decking, decorative balusters, post caps and plastic lattice, and its garden group offers an array of products, such as trellises and arches, to retailers nationwide. Our subsidiaries also provide framing services for the site-built market and forming products for concrete construction. The Company is headquartered in Grand Rapids, Michigan, with facilities throughout North America. For more about Universal Forest Products, Inc., go to www.ufpi.com.
We advise you to read the issues discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 26, 2009. We also encourage you to read our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission. That report includes “Risk Factors” that you should consider in connection with any decision to buy or sell our securities. We are pleased to present this overview of 2009.
OVERVIEW
Our results for 2009 were impacted by the following:
•
Our overall unit sales decreased 19% due to weak demand in each of our markets. However, during 2009, we believe we gained additional share of the D-I-Y/retail and industrial markets and maintained our share of the manufactured housing and site-built markets.

•	National housing starts decreased approximately 39% in 2009 compared to 2008 as a result of an excess supply of homes, tight credit conditions, and an increase in foreclosures.
•
Consumer spending for large repair/remodel projects decreased due to general economic conditions, among other factors, including weak home prices and decreased cost recovery for most types of upper-end home improvement projects. Consequently, the same store sales of “big box” home improvement retailers declined by approximately 9%.

•
Shipments of HUD code manufactured homes were down 39% in 2009. Industry sales of modular homes are estimated to have declined by 44% in 2009. Weak market conditions are due to issues mentioned above affecting the site-built market and tight credit conditions.

•	The industrial market declined due to the general weakening of the U.S. economy. We gained additional share of this market due, in part, to adding new concrete forming business.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS — CONTINUED
•	Our gross margin increased to 14.5% in 2009 from 11.4% in 2008 due to the implementation of various cost reduction initiatives and the lower level of the Lumber Market.
•
Our selling, general and administrative (“SG&A”) expenses were down approximately $28.5 million, or 12.5%, from 2008, due to our right-sizing efforts and plant consolidation actions we took last year, offset somewhat by an increase in bad debt and incentive compensation expenses.

•	Our interest costs decreased by $7.5 million, or 61.9%, due to a reduction in our interest-bearing debt since the beginning of 2008.
•
Operating and investing cash flows were $125 million in 2009 due to improved profitability, effective working capital management, and reduced working capital requirements due to weak demand. The strength of our cash flows allowed us to reduce our debt to $54 million and increase our cash to $82 million at the end of 2009.

HISTORICAL LUMBER PRICES
The following table presents the Random Lengths framing lumber composite price for the years ended December 26, 2009, December 27, 2008, and December 29, 2007.

	Random Lengths Composite
	Average $/MBF
	2009	2008	2007
January	$198	$249	$292
February	199	244	289
March	195	240	280
April	208	255	286
May	198	281	288
June	222	268	306
July	238	267	299
August	239	282	290
September	236	272	276
October	235	234	261
November	245	224	264
December	252	213	267
Annual average	$222	$252	$283
Annual percentage change	(11.9%)	(11.0%)

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF
	2009	2008	2007
January	$241	$269	297
February	233	264	284
March	232	264	282
April	241	272	277
May	231	324	283
June	236	318	294
July	253	303	307
August	241	304	282
September	244	309	270
October	242	269	307
November	247	257	282
December	250	248	270
Annual average	$241	$283	$286
Annual percentage change	(14.8%)	(1.0%)
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
AND RESULTS OF OPERATIONS — CONTINUED
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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
BUSINESS COMBINATIONS AND ASSET PURCHASES
See Notes to Consolidated Financial Statements, Note C, “Business Combinations.”
RESULTS OF OPERATIONS
The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	85.5	88.6	87.7

Gross profit	14.5	11.4	12.3
Selling, general, and administrative expenses	11.9	10.2	9.8
Net (gain) loss on disposition of assets and other impairment and exit charges	(0.0)	0.3	0.4

Earnings from operations	2.6	0.9	2.1
Interest, net	(0.3)	(0.5)	(0.6)

Earnings before income taxes	2.3	0.4	1.5
Income taxes	0.8	0.1	0.6

Net earnings	1.5	0.3	0.9
Less net earnings attributable to noncontrolling interest	(0.0)	(0.1)	(0.1)

Net earnings attributable to controlling interest	1.5%	0.2%	0.8%

GROSS SALES
We market, manufacture and engineer wood and wood-alternative products for the DIY/retail market, structural lumber products for the manufactured housing market, engineered wood components for the site-built construction market, and specialty wood packaging for various markets. We also provide framing services for the site-built construction market and various forms for concrete construction. Our strategic long-term sales objectives include:
•
Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users, increasing our penetration of the concrete forms market, increasing our sales of engineered wood components for custom home, multi-family and light commercial construction, and expanding our product lines in each of the markets we serve.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
	December 26,	%	December 27,	%	December 29,
Market Classification	2009	Change	2008	Change	2007
DIY/Retail	$805,052	(12.4)	$919,200	(7.0)	$988,175
Site-Built Construction	244,117	(46.1)	452,689	(23.1)	588,778
Industrial	479,284	(20.0)	598,915	1.1	592,369
Manufactured Housing	183,912	(39.4)	303,387	(22.6)	392,163

Total Gross Sales	1,712,365	(24.7)	2,274,191	(11.2)	2,561,485
Sales Allowances	(39,365)		(41,797)		(48,307)

Total Net Sales	$1,673,000	(25.1)	$2,232,394	(11.2)	$2,513,178

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2009 versus 2008	-25%	-6%	-19%
2008 versus 2007	-11%	-2%	-9%
2007 versus 2006	-5%	-5%	0%
Gross sales in 2009 decreased 25% compared to 2008 resulting from an estimated decrease in units shipped of approximately 19%, while overall selling prices decreased by 6%. We estimate that our unit sales increased 1% as a result of business acquisitions and new plants, while our unit sales from existing and closed facilities decreased by 20% due to a decline in market demand. Our overall selling prices fluctuate as a result of the Lumber Market (see “Historical Lumber Prices”) and were negatively impacted by pricing pressure primarily in the site-built construction market.
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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
DIY/Retail:
Gross sales to the DIY/retail market decreased 12% in 2009 compared to 2008 primarily due to an estimated 6% decrease in overall unit sales and an estimated 6% decrease in overall selling prices due to the Lumber Market. We estimate that our unit sales increased 1% as a result of acquisitions, while unit sales from existing and closed facilities decreased 7%. Unit sales declined due to the impact of the housing market on our retail customers whose business is closely correlated with single-family housing starts and a decline in consumer spending as evidenced by declines in same store sales reported by our “big box” customers. We believe that we achieved market share gains in 2009, which offset some of the impact of these adverse market conditions.
Gross sales to the DIY/retail market decreased 7% in 2008 compared to 2007, as a result of an estimated 6% decrease in overall unit sales combined with an estimated 1% decrease in overall selling prices. We estimate that our unit sales increased 2% as a result of acquisitions, while unit sales from existing and closed facilities decreased 8%. Unit sales declined due to the impact of the housing market on our retail customers whose business is closely correlated with single-family housing starts and a decline in consumer spending as evidenced by a decline in same store sales of our “big box” customers.
Site-Built Construction:
Gross sales to the site-built construction market decreased 46% in 2009 compared to 2008, due to an estimated 38% decrease in unit sales and an estimated 8% decrease in selling prices. National housing starts were off a reported 39% for 2009 compared to the same period of 2008.
Gross sales to the site-built construction market decreased 23% in 2008 compared to 2007, due to an estimated 14% decrease in unit sales out of existing facilities and an estimated 9% decrease in average selling prices primarily due to intense pricing pressure and a soft Lumber Market. National single-family housing starts were off a reported 41% for 2008 compared to 2007. In the first half of 2008, we were able to mitigate some of the decrease in the single-family market by pursuing multi-family and light commercial business and increasing our turn-key framing activities. However, these markets have been impacted by tight credit conditions as well as other economic factors.
Industrial:
Gross sales to the industrial market decreased 20% in 2009 compared to the same period of 2008, due to an estimated 14% decrease in unit sales and an estimated 6% decrease in selling prices. We experienced a decline in sales to our customers that supply the housing market or have been impacted by the weakening U.S. economy. We have been able to offset some of the impact of a decline in demand with market share gains and our continued penetration of the concrete forming market.
Gross sales to the industrial market increased 1% in 2008 compared to 2007, due to an estimated 2% increase in unit sales and an estimated 1% decrease in selling prices. Acquisitions and our continued focus on adding new customers, including concrete forming, helped us mitigate the effect of a decline in sales to certain customers that supply the housing market or have been impacted by the weakening U.S. economy.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
Manufactured Housing:
Gross sales to the manufactured housing market decreased 39% in 2009 compared to the same period of 2008 primarily due to a decline in unit sales as a result of weak demand. Industry production of HUD code homes was off a reported 39% for 2009 compared to the same period of 2008. Modular home production was down an estimated 44% in 2009.
Gross sales to the manufactured housing market decreased 23% in 2008 compared to 2007, due to an estimated 21% decrease in unit sales and an estimated 2% decrease in selling prices due to the Lumber Market. Our decline in unit sales from existing facilities was the result of an overall decline in industry production. The industry reported a 14% decrease in HUD code production in 2008, while modular production was off a reported 28%.
Value-Added and Commodity-Based Sales:
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2009	59.4%	40.6%
2008	60.4%	39.6%
2007	60.5%	39.5%
Value-added sales decreased 26% in 2009 compared to 2008, primarily due to decreased sales of trusses, turn-key framing and installed sales, fencing, engineered wood products and manufactured component lumber. Commodity-based sales decreased 25% comparing 2009 with 2008, primarily due to decreased sales of non-manufactured lumber and panels and treated lumber. See Notes to Consolidated Financial Statements, Note Q, “Segment Reporting.”
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
COST OF GOODS SOLD AND GROSS PROFIT
Our gross profit percentage increased to 14.5% in 2009 from 11.4% in 2008. Our gross profit dollars decreased by only 5%, which compares favorably with our 19% decrease in unit sales. Our improved gross margin is primarily due to cost reductions consisting of:
•	An improvement in material costs as a percentage of net sales as a result of better buying and inventory management to protect margins.

•	An improvement in labor and plant overhead as a percentage of net sales due to plant consolidation and right-sizing efforts previously taken.

•	Lower freight costs due to fuel prices.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
In addition, the lower level of the Lumber Market caused our gross margin to increase. See “Impact of the Lumber Market on Our Operating Results”.
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
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general and administrative (“SG&A”) expenses decreased by approximately $28.5 million, or 12.5%, in 2009 compared to 2008, while we reported a 19% decrease in unit sales. New operations added $0.6 million of expenses, operations we closed decreased expenses by $15.5 million, and existing operations reduced expenses by $13.6 million. The decrease in SG&A expenses at our existing operations was primarily due to a decline in wages and related costs due to a reduction in headcount and a decline in many other account categories as a result of efforts to control costs. These decreases were partially offset by an increase in accrued bonus and bad debt expense. Our SG&A expenses increased as a percentage of sales primarily due to the lower level of the Lumber Market, accrued bonus, and bad debt expense.
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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
NET (GAIN) LOSS ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES
We incurred $4.1 million of charges in 2009 and $7.7 million in 2008 relating to asset impairments and other costs associated with idled facilities and down-sizing efforts. These costs were offset by gains on the sale of certain real estate totaling $4.2 million in 2009 and $0.5 million in 2008. See Notes to Consolidated Financial Statements, Note D “Assets Held for Sale and Net (Gain) Loss on Disposition of Assets and Other Impairment and Exit Charges.”
We regularly review the performance of each of our operations and make decisions to permanently or temporarily close operations based on a variety of factors including:
•	Current and projected earnings, cash flow and return on investment
•	Current and projected market demand
•	Market share
•	Competitive factors
•	Future growth opportunities
•	Personnel and management
We currently have 9 operations which experienced operating losses and negative cash flow in 2009. The net book value of the long-lived assets of these operations, which could be subject to an impairment charge in the future in the event a closure action is taken, was $15.3 million at the end of 2009. In addition, these operations had future fixed operating lease payments totaling $1.8 million at the end of 2009.
We incurred $8.2 million of asset impairments and other costs associated with idled facilities in 2007.
INSURANCE PROCEEDS
In May, 2008 our plant in Windsor, CO was hit by a tornado. In accordance with Accounting Standards Codification (“ASC”) 605, Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets, we have written off the net book value of the destroyed inventory and property totaling $0.7 million. The insured value of the property exceeded its net book value, which was recorded as a gain in 2008. In 2008, we collected $0.8 million of the insurance receivable and in 2009 we collected $1.0 million. As of December 26, 2009, there is no remaining insurance receivable.
INTEREST, NET
Net interest costs were lower in 2009 compared to 2008 due to lower debt balances combined with a decrease in short-term interest rates upon which our variable rate debt is based.
Net interest costs were lower in 2008 compared to 2007 due to lower debt balances combined with a decrease in short-term interest rates.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
INCOME TAXES
Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences. Our effective tax rate increased to 35.9% in 2009 compared to 23.6% in 2008. Our effective tax rate differs from the federal statutory rate primarily due to estimated state and local income taxes and certain permanent tax differences. See Notes to Consolidated Financial Statements, Note M, “Income Taxes”.
Our effective tax rate decreased to 23.6% in 2008 compared to 39.9% in 2007. The 2008 rate was favorably impacted by certain state income tax credits we received and the impact of other permanent tax differences on substantially lower pretax income.
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 26, 2009 (in thousands).

	Payments Due by Period
	Less than	1 - 3	3 - 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and capital lease obligations	$673	$40,981	$0	$12,200	$53,854
Estimated interest on long-term debt	2,531	5,062	135	619	8,347
Operating leases	12,313	11,571	3,277	1,125	28,286
Capital project purchase obligations	919				919

Total	$16,436	$57,614	$3,412	$13,944	$91,406

As of December 26, 2009, we also had $32.3 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
LIQUIDITY AND CAPITAL RESOURCES
The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 26,	December 27,	December 29,
	2009	2008	2007
Cash from operating activities	$128,346	$88,551	$87,078
Cash from investing activities	(3,329)	(11,367)	(91,971)
Cash from financing activities	(56,135)	(107,452)	(2,610)

Net change in cash and cash equivalents	68,882	(30,268)	(7,503)
Cash and cash equivalents, beginning of year	13,337	43,605	51,108

Cash and cash equivalents, end of year	$82,219	$13,337	$43,605

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
Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle (excluding the impact of our sale of receivables program) decreased to 45 days in 2009 from 46 days in 2008 due to a one day decrease in our days of sales outstanding. The decrease was due to more focused efforts to make sure we are paid on time by our customers.
Cash provided by operating activities was approximately $128 million in 2009 including net earnings of $24 million, $47 million of non-cash expenses and a $57 million decrease in working capital since the end of 2008. Working capital decreased primarily due to lower sales volumes associated with weak demand throughout 2009. In addition, there was approximately $27 million of negative cash flow included in operating activities in 2008 related to our sale of receivables program. Specifically, at the end of December 2007 we had approximately $27 million of receivables sold and outstanding under this program, while no amounts were sold outstanding at the end of September of 2008 because the program was terminated in that month.
We made the decision to limit our investing activities in 2008 and 2009 and make debt repayment and building cash reserves our first priority for use of our operating cash flows. As a result, we curtailed our capital expenditures for these years. In addition, we sold certain equipment and real estate, for which we had no planned future use, for approximately $12 million. (See Notes to Consolidated Financial Statements, Note D, “Assets Held for Sale and Net (Gain) Loss on Disposition of Assets and Other Impairment and Exit Charges”.)

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
On December 26, 2009, we had no outstanding balance on our $300 million revolving credit facility, which matures in February of 2012, and increased our cash reserves to over $82 million. The revolving credit facility supports letters of credit totaling approximately $32.3 million on December 26, 2009. Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest and fixed charge coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 26, 2009.
As a result of our strong financial position, in October 2009 our Board of Directors approved an increase in our dividend to a semi-annual rate of $0.20 per share. It has been our practice to pay dividends on June 15 and December 15 of each year to shareholders of record as of June 1 and December 1, respectively.
ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS
See Notes to Consolidated Financial Statements, Note O, “Commitments, Contingencies, and Guarantees”.
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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 26, 2009. Our accounting policies with respect to the reserves are as follows:
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
AND RESULTS OF OPERATIONS — CONTINUED
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
“Route 2012”
Since we discussed our Growth & Opportunity 2010 (“GO 2010”) goals in our annual report on form 10-K for the period ended December 30, 2006, industry and general economic conditions have significantly deteriorated. In addition, the Lumber Market has declined from an average of $388/MBF in 2005 to an average of $222/MBF in 2009; a 43% decline from when we first set our goals.
In place of our GO 2010 goals, we have a new four-year growth plan entitled “Route 2012,” which includes goals to be achieved by the end of our fiscal year 2012 including:
•	Increase sales to $3 billion as our markets recover from the current downturn and by increasing our market share and expanding our product lines.
•	Improve productivity by 15% through our Continuous Improvement initiative.
•	Improve profitability by three hundred basis points through productivity improvements, cost reductions, and growth.
•	Improve receivables cycles in our industrial, site-built and manufactured housing markets by 10% by reducing the amount of our receivables that are paid past the agreed upon due date.
•	Improve inventory turnover by 10% through our Continuous Improvement initiative.
DIY/RETAIL MARKET
Harvard’s Joint Center for Housing Studies projects home improvement spending to continue to decline through the second quarter of 2010, reflecting continuing challenges in housing, credit, and the general economy. However, the Consumer Confidence Index increased to 52.9 in December 2009, up from 38.6 at the beginning of the year.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
In 2010, we believe we will maintain our overall market share with “big box” home improvement and other retailers, but will continue to be impacted by the soft market conditions discussed above. On a long-term basis, it is our goal to achieve sales growth by:
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

•
Increasing our market penetration of products distributed by our Consumer Products Division, including decorative balusters, accessories, and post caps, plastic lattice, and other proprietary plastic products which have greatly enhanced our deck and fencing product lines.

•	Developing new value-added products and services for this market.
•	Adding new products or new markets through strategic business acquisitions.
SITE-BUILT CONSTRUCTION MARKET
The Mortgage Bankers Association of America forecasts a 34% increase in national housing starts to an estimated 743,000 starts in 2010. The National Association of Home Builders forecasts starts of 697,000, a 25% increase from 2009. In 2010, we believe we are well-positioned to capture our share of an increase that may occur in housing starts. The excess supply of site-built homes, foreclosures, and tight credit conditions still present significant challenges for the industry.
On a long-term basis, we anticipate growth in our sales to the site-built construction market as market conditions improve and as a result of market share gains as weaker competitors exit the market. In addition, it is our goal to improve our diversification of sales to this market by increasing our sales to the multi-family, light commercial, military and customer home building markets.
MANUFACTURED HOUSING MARKET
The National Association of Home Builders forecasts a 14% increase in manufactured home shipments in 2010, with year over year increases primarily occurring in the second half of the year. It is our goal to maintain our current market share of trusses produced for the HUD code market, which increased as a result of our acquisition of Banks in November 2006. On a long-term basis, we believe the HUD code market will regain a greater share of the single-family market as credit conditions normalize and as consumers seek more affordable housing alternatives.
Sales of modular homes are expected to continue to be impacted by the current oversupply of single-family housing and tight credit conditions. It is our goal to maintain our market share of trusses produced for the modular market as a result of our strong relationships with modular builders, design services and proprietary products. On a long-term basis, we anticipate modular housing will gain additional share of the single-family market as a result of more developers adopting the controlled building environment of modular construction as a method of cost control.
In addition, on a long-term basis, it is our goal to expand our product offering to manufactured housing customers.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
INDUSTRIAL MARKET
One of our key strategic objectives is to increase our sales of wood packaging products to industrial users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant market share growth opportunities as a result of our competitive cost advantages in manufacturing, purchasing, and material utilization. To take advantage of these opportunities, we plan to continue to obtain market share through an internal growth strategy utilizing our current manufacturing capabilities and dedicated industrial sales force. However, we recognize that any market share gains we may realize in 2010 may continue to be offset to some extent by a decline in demand. On a long-term basis, we plan to evaluate strategic acquisition opportunities and continue to gain market share with concrete forming customers, and expand our product offering to customers.
GROSS PROFIT
We believe the following factors may impact our gross profits and margins in 2010:
•
Our ability to maintain sales and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.

•	Through at least the first half of 2010 we expect to continue to experience soft demand in each of our markets, which, in turn, may impact our sales prices, capacity utilization, and profitability.
•	Fluctuations in the relative level of the Lumber Market and the trend in the market price of lumber. (See “Impact of the Lumber Market on our Operating Results.”)
•	Fuel and transportation cost trends.
•	Our ability to continue to achieve productivity improvements and planned cost reductions through our Continuous Improvement and other initiatives.
•	Our ability to maintain productivity and material cost improvements achieved in 2009.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS — CONTINUED
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Since the third quarter of 2008, as a result of weak market conditions, we have continuously taken actions to close plants to better align our manufacturing capacity with the current business environment and reduce our headcount and certain overhead costs to better align our cost structure with current demand and sales. We expect that these actions will continue to favorably impact our SG&A expenses in 2010. In addition, economic and credit conditions significantly impacted our bad debt expense in 2008 and 2009. As a result of actions taken in 2009 to reduce our credit exposure and improve the management of our receivables, we believe we are well-positioned to reduce our bad debt expense in 2010. We continue to monitor our customers’ credit profiles carefully and make changes in our terms where necessary in response to this heightened risk.
On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:
•
Our growth in sales to the industrial market and, when industry conditions improve, the site-built construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design requirements.

•	Our incentive compensation program which is tied to pre-bonus operating profits and return on investment.

•	Our growth and success in achieving Continuous Improvement objectives.
LIQUIDITY AND CAPITAL RESOURCES
Our cash cycle will continue to be impacted in the future based on our mix of sales by market. Sales to the site-built construction and industrial markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the DIY/retail and manufactured housing markets.
Management expects to spend up to $32 million on capital expenditures in 2010 and incur depreciation of approximately $33 million and amortization of intangible assets of approximately $8 million. On December 26, 2009, we had outstanding purchase commitments on capital projects of approximately $0.9 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and cash.
We have no present intention to change our dividend policy, which was recently increased to $0.20 per share paid semi-annually.
Our Board of Directors has approved a share repurchase program, and as of December 26, 2009, we have authorization to buy back approximately 1.1 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.
We are also obligated to pay amounts due on long-term debt totaling approximately $0.7 million in 2010.

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
We assessed the effectiveness of our internal control over financial reporting as of December 26, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on our assessment, management has concluded that as of December 26, 2009, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows our report.
Universal Forest Products, Inc.
February 23, 2010

Report of Independent Registered Public Accounting Firm
On Internal Control over Financial Reporting
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited Universal Forest Products, Inc. and subsidiaries internal control over financial reporting as of December 26, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 26, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 26, 2009 and the related consolidated statements of income, shareholder’s equity, and cash flows for each of the three years then ended December 26, 2009 and our report dated February 23, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 23, 2010

Report of Independent Registered Public Accounting Firm
On Financial Statements
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 26, 2009 and December 27, 2008, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended December 26, 2009. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 26, 2009 and December 27, 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 26, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 26, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 23, 2010

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 26,	December 27,
	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$82,219	$13,337
Accounts receivable, net	107,383	138,043
Inventories:
Raw materials	89,956	109,942
Finished goods	72,192	83,554

	162,148	193,496
Assets held for sale		8,296
Other current assets	13,528	13,037
Refundable income taxes	10,391	6,283
Deferred income taxes	7,680	8,416

TOTAL CURRENT ASSETS	383,349	380,908

OTHER ASSETS	4,478	5,927
GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSETS	157,058	159,263
OTHER INTANGIBLE ASSETS, NET	16,693	22,751
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	96,559	88,958
Building and improvements	140,505	143,845
Machinery, equipment and office furniture	272,816	271,104
Construction in progress	894	1,270

	510,774	505,177
Less accumulated depreciation and amortization	(280,675)	(258,007)

PROPERTY, PLANT AND EQUIPMENT, NET	230,099	247,170

TOTAL ASSETS	$791,677	$816,019

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$64,473	$63,184
Accrued liabilities:
Compensation and benefits	48,340	49,306
Other	21,698	22,620
Current portion of long-term debt and capital lease obligations	673	15,490

TOTAL CURRENT LIABILITIES	135,184	150,600

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	53,181	85,684
DEFERRED INCOME TAXES	21,707	17,056
OTHER LIABILITIES	12,659	14,453

TOTAL LIABILITIES	222,731	267,793

SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 19,284,587 and 19,088,880	$19,285	$19,089
Additional paid-in capital	132,765	128,830
Retained earnings	409,278	393,312
Accumulated other comprehensive earnings	3,633	2,353

	564,961	543,584
Employee stock notes receivable	(1,743)	(1,701)

	563,218	541,883
Noncontrolling interest	5,728	6,343

TOTAL SHAREHOLDERS’ EQUITY	568,946	548,226

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$791,677	$816,019

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Year Ended
	December 26,	December 27,	December 29,
	2009	2008	2007

NET SALES	$1,673,000	$2,232,394	$2,513,178

COST OF GOODS SOLD	1,430,249	1,978,193	2,204,149

GROSS PROFIT	242,751	254,201	309,029

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	200,026	228,557	247,373
NET (GAIN) LOSS ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES	(92)	7,239	8,164

EARNINGS FROM OPERATIONS	42,817	18,405	53,492

INTEREST EXPENSE	4,611	12,088	17,033
INTEREST INCOME	(391)	(829)	(2,150)

	4,220	11,259	14,883

EARNINGS BEFORE INCOME TAXES	38,597	7,146	38,609

INCOME TAXES	13,852	1,686	15,396

NET EARNINGS	24,745	5,460	23,213

LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(473)	(1,117)	(2,168)

NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$24,272	$4,343	$21,045

EARNINGS PER SHARE — BASIC	$1.26	$0.23	$1.10

EARNINGS PER SHARE — DILUTED	$1.25	$0.23	$1.09

WEIGHTED AVERAGE SHARES OUTSTANDING	19,256	19,074	19,056

WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK EQUIVALENTS	19,468	19,225	19,362
See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

	Controlling Interest Shareholders’ Equity
				Accumulated
		Additional		Other	Employees
	Common	Paid-In	Retained	Comprehensive	Stock Notes	Noncontrolling
	Stock	Capital	Earnings	Earnings	Receivable	Interest	Total
Balance at December 30, 2006	$18,859	$113,754	$380,931	$2,451	$(1,253)	$10,819	$525,561
Comprehensive earnings:
Net earnings			21,045			2,168
Foreign currency translation adjustment				2,253		45
Total comprehensive earnings							25,511
Purchase of additional noncontrolling interest						(859)	(859)
Distributions to noncontrolling interest						(1,797)	(1,797)
Cash dividends — $0.115 per share			(2,185)				(2,185)
Issuance of 220,345 shares under employee stock plans	220	3,683					3,903
Issuance of 3,961 shares under stock grant programs	4	170					174
Issuance of 69,777 shares under deferred compensation plans	70	(70)					—
Repurchase of 239,400 shares	(239)		(8,538)				(8,777)
Received 15,866 shares for the exercise of stock options	(16)	(766)					(782)
Tax benefits from non-qualified stock options exercised		1,867					1,867
Expense associated with share-based compensation arrangements		505					505
Accrued expense under deferred compensation plans		3,733					3,733
Issuance of 10,132 shares in exchange for employee stock notes receivable	10	492			(502)		—
Payments received on employee stock notes receivable					190		190

Balance at December 29, 2007	$18,908	$123,368	$391,253	$4,704	$(1,565)	$10,376	$547,044
Comprehensive earnings:
Net earnings			4,343			1,117
Foreign currency translation adjustment				(2,351)		(1,071)
Total comprehensive earnings							2,038
Capital contribution from noncontrolling interest						419	419
Purchase of additional noncontrolling interest						(844)	(844)
Distributions to noncontrolling interest						(3,654)	(3,654)
Cash dividends — $0.120 per share			(2,284)				(2,284)
Issuance of 174,528 shares under employee stock plans	175	3,030					3,205
Issuance of 3,706 shares under stock grant programs	4	100					104
Issuance of 15,288 shares under deferred compensation plans	15	(15)					—
Received 19,857 shares for the exercise of stock options	(20)	(622)					(642)
Tax benefits from non-qualified stock options exercised		878					878
Expense associated with share-based compensation arrangements		1,136					1,136
Accrued expense under deferred compensation plans		725					725
Issuance of 7,374 shares in exchange for employee stock notes receivable	7	230			(237)		—
Payments received on employee stock notes receivable					101		101

Balance at December 27, 2008	$19,089	$128,830	$393,312	$2,353	$(1,701)	$6,343	$548,226

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY — (CONTINUED)
(in thousands, except share and per share data)

	Controlling Interest Shareholders’ Equity
				Accumulated
		Additional		Other	Employees
	Common	Paid-In	Retained	Comprehensive	Stock Notes	Noncontrolling
	Stock	Capital	Earnings	Earnings	Receivable	Interest	Total
Comprehensive earnings:
Net earnings			24,272			473
Foreign currency translation adjustment				1,280		85
Total comprehensive earnings							26,110
Capital contribution from noncontrolling interest						14	14
Purchase of additional noncontrolling interest		(853)				(917)	(1,770)
Distributions to noncontrolling interest						(270)	(270)
Cash dividends — $0.260 per share			(5,017)				(5,017)
Issuance of 130,265 shares under employee stock plans	130	2,290					2,420
Issuance of 79,216 shares under stock grant programs	80	29					109
Issuance of 74,229 shares under deferred compensation plans	74	(74)					—
Repurchase of 90,122 shares	(90)		(3,289)				(3,379)
Received 1,602 shares for the exercise of stock options	(2)	(33)					(35)
Tax benefits from non-qualified stock options exercised		730					730
Deferred income tax asset reversal for deferred compensation plans		(518)					(518)
Expense associated with share-based compensation arrangements		1,597					1,597
Accrued expense under deferred compensation plans		646					646
Issuance of 3,721 shares in exchange for employee stock notes receivable	4	121			(125)		—
Payments received on employee stock notes receivable					83		83

Balance at December 26, 2009	$19,285	$132,765	$409,278	$3,633	$(1,743)	$5,728	$568,946

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings attributable to controlling interest	$24,272	$4,343	$21,045
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	32,917	37,570	39,547
Amortization of intangibles	8,308	9,797	8,034
Expense associated with share-based compensation arrangements	1,597	1,136	505
Excess tax benefits from share-based compensation arrangements	(603)	(171)	(755)
Expense associated with stock grant plans	109	104	174
Deferred income taxes (credit)	4,744	(7,747)	(4,134)
Net earnings attributable to noncontrolling interest	473	1,117	2,168
Gain on sale of interest in subsidiary			(140)
Gain on insurance settlement		(598)
Net (gain) loss on sale or impairment of property, plant and equipment	(773)	7,062	6,755
Changes in:
Accounts receivable	31,071	4,287	19,538
Inventories	31,522	42,922	27,795
Accounts payable	610	(20,153)	(9,569)
Accrued liabilities and other	(5,901)	8,882	(23,885)

NET CASH FROM OPERATING ACTIVITIES	128,346	88,551	87,078

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(15,604)	(18,944)	(39,360)
Investment in joint venture	(659)
Acquisitions, net of cash received	—	(23,338)	(57,087)
Proceeds from sale of interest in subsidiary			400
Proceeds from sale of property, plant and equipment	11,724	30,367	4,769
Advances on notes receivable	(14)	(997)	(1,002)
Collections on notes receivable	171	556	347
Insurance proceeds	1,023	800
Other, net	30	189	(38)

NET CASH FROM INVESTING ACTIVITIES	(3,329)	(11,367)	(91,971)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving credit facilities	(30,257)	(24,148)	34,648
Repayment of long-term debt	(19,207)	(80,824)	(28,466)
Borrowings of long-term debt	800
Proceeds from issuance of common stock	2,420	2,957	3,539
Purchase of additional noncontrolling interest	(1,770)
Distributions to noncontrolling interest	(270)	(3,654)	(1,797)
Capital contribution from noncontrolling interest	14	419
Dividends paid to shareholders	(5,017)	(2,284)	(2,185)
Repurchase of common stock	(3,379)		(8,777)
Excess tax benefits from share-based compensation arrangements	603	171	755
Other, net	(72)	(89)	(327)

NET CASH FROM FINANCING ACTIVITIES	(56,135)	(107,452)	(2,610)

NET CHANGE IN CASH AND CASH EQUIVALENTS	68,882	(30,268)	(7,503)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,337	43,605	51,108

CASH AND CASH EQUIVALENTS, END OF PERIOD	$82,219	$13,337	$43,605

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS — (CONTINUED)
(in thousands)

	Year Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest	$4,905	$12,418	$17,055
Income taxes	12,346	(8)	16,919

NON-CASH OPERATING ACTIVITIES:
Accounts receivable exchanged for property, plant and equipment	$167
Assets exchanged for insurance receivable		$737
Accounts receivable exchanged for note receivable			$257

NON-CASH INVESTING ACTIVITIES:
Stock acquired through employees’ stock notes receivable	125	237	502

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	2,438	99	3,452
Stock received for the exercise of stock options, net	35	352	418
See notes to consolidated financial statements

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
NONCONTROLLING INTEREST IN SUBSIDIARIES
Noncontrolling interest in results of operations of consolidated subsidiaries represents the noncontrolling shareholders’ share of the income or loss of various consolidated subsidiaries. The noncontrolling interest reflects the original investment by these noncontrolling shareholders combined with their proportional share of the earnings or losses of these subsidiaries, net of distributions paid.
FISCAL YEAR
Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2009, 2008, and 2007 relate to the fiscal years ended December 26, 2009, December 27, 2008, and December 29, 2007, respectively. Fiscal years 2009, 2008, and 2007 were comprised of 52 weeks.
FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS
The estimated fair values of financial instruments have been determined in accordance with ASC 825, Financial Instruments. Significant differences in the fair market value and recorded value of our debt is disclosed in Note F. The fair values of all other financial instruments approximate their carrying values. The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The fair value estimates presented herein are based on pertinent information available to management as of December 26, 2009. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $44.9 million and $0.1 million as of December 26, 2009 and December 27, 2008, respectively.
As a result of our cash management system, checks issued but not presented to our bank for payment create negative cash balances. These negative balances are included in accounts payable and accrued liabilities and totaled $14.8 million and $18.2 million as of December 26, 2009 and December 27, 2008, respectively.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and			Ending
	Balance	Expenses	Deductions*	Collections	Balance
Year Ended December 26, 2009:
Allowance for possible losses on accounts receivable	$2,440	$23,984	$(24,600)	$1,073	$2,897

Year Ended December 27, 2008:
Allowance for possible losses on accounts receivable	$2,403	$24,734	$(25,453)	$756	$2,440

Year Ended December 29, 2007:
Allowance for possible losses on accounts receivable	$3,576	$23,686	$(25,374)	$515	$2,403

*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.
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
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 26, 2009 and December 27, 2008. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.
INCOME TAXES
Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax asset and liability computations are based on enacted tax laws and rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the balances of percentage-of-completion and completed contract accounts on December 26, 2009 and December 27, 2008 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2009	2008
Cost and Earnings in Excess of Billings	$9,998	$7,934
Billings in Excess of Cost and Earnings	8,954	8,656
SHIPPING AND HANDLING OF PRODUCT
Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.
LONG-LIVED ASSETS
In accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), when an indicator of potential impairment exists, we evaluate the recoverability of our long-lived assets by determining whether unamortized balances could be recovered through undiscounted future operating cash flows over the remaining lives of the assets. If the sum of the expected future cash flows was less than the carrying value of the assets, an impairment loss would be recognized for the excess of the carrying value over the fair value.
EARNINGS PER SHARE
Basic earnings per share (“EPS”) is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted and conditional stock grants (see Note K) utilizing the “treasury stock” method.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2009			2008			2007
	Income	Shares	Per	Income	Shares	Per	Income	Shares	Per
	(Num-	(Denom-	Share	(Num-	(Denom-	Share	(Num-	(Denom-	Share
	erator)	inator)	Amount	erator)	inator)	Amount	erator)	inator)	Amount

Net Earnings	$24,272			$4,343			$21,045

EPS — Basic
Income available to common stockholders	24,272	19,256	$1.26	4,343	19,074	$0.23	21,045	19,056	$1.10

Effect of Dilutive Securities
Options		212			151			306

EPS — Diluted
Income available to common stockholders and assumed options exercised	$24,272	19,468	$1.25	$4,343	19,225	$0.23	$21,045	19,362	$1.09

Options to purchase 10,000, 230,000 and 30,000 shares of common stock were not included in the computation of diluted EPS for 2009, 2008 and 2007, respectively, because the options’ exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.
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
RECENTLY ISSUED ACCOUNTING STANDARDS
Effective at the beginning of the fiscal year ended December 26, 2009, we adopted ASC 805, Business Combinations (“ASC 805”). ASC 805 establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. ASC 805 will affect our accounting for any future business combinations.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Effective at the beginning of the fiscal year ended December 26, 2009, we adopted ASC 810, Noncontrolling Interests in Consolidated Financial Statements (“ASC 810”). ASC 810 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. ASC 810 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. ASC 810 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The adoption of ASC 810 did not have a material impact on our consolidated financial statements and related disclosures and financial reporting of noncontrolling interests presented herein.
Effective at the beginning of the fiscal year ended December 26, 2009, we adopted ASC 260, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities (“ASC 260”). ASC 260 clarifies that unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities and also provides guidance on how to allocate earnings to participating securities and compute basic earnings per share using the two-class method. The adoption of ASC 260 impacts our Executive Stock Grant Plan and it had no impact on our earnings per share calculation.
B.     FAIR VALUE
Effective at the beginning of the fiscal year ended December 27, 2008, we adopted ASC 820, Fair Value Measurements (“ASC 820”). This new standard establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards which permit, or in some cases require, estimates of fair market value. ASC 820 also expands financial statement disclosure requirements about a company’s use of fair value measurements, including the effect of such measures on earnings.
Effective at the beginning of the fiscal year ended December 26, 2009, we also adopted the nonfinancial asset and liability provisions of ASC 820 that were previously deferred by the standard.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Assets and liabilities measured at fair value are as follows:

	December 26, 2009			December 27, 2008
		Quoted	Prices		Quoted	Prices
		Prices in	with Other		Prices in	with Other
		Active	Observable		Active	Observable
		Markets	Inputs		Markets	Inputs
(in thousands)	Total	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)
Assets:

Trading marketable securities	$883	$883		$3,000	$3,000
Assets held for sale				410		$410
Property, plant and equipment	1,385		$1,385	1,629		1,629

	$2,268	$883	$1,385	$5,039	$3,000	$2,039

Effective at the beginning of the fiscal year ended December 27, 2008, we adopted ASC 825, The Fair Value Option for Financial Assets and Financial Liabilities (“ASC 825”). ASC 825 allows companies to choose to measure certain financial instruments and certain other items at fair value. The statement requires that unrealized gains and losses are reported in earnings for items measured using the fair value option and establishes presentation and disclosure requirements. We have elected not to apply the fair value option to any of our financial instruments except for those expressly required by U.S. GAAP.
C.     BUSINESS COMBINATIONS
No business combinations were completed in fiscal 2009. We completed the following business combinations in fiscal 2008 and 2007, which were accounted for using the purchase method (in millions).

				Net
Company	Acquisition	Purchase	Intangible	Tangible	Reportable
Name	Date	Price	Assets	Assets	Segment	Business Description
D-Stake Mill and Manufacturing Country (“D-Stake”)	June 9, 2008	$7.1 (asset purchase)	$5.1	$2.0	Western Division	Manufactures kiln stickers, lath, stakes, decking, and pallets and pallet components for a variety of industries including manufacturing, retail and agriculture. Plants are located in McMinnville, OR and Independence, OR. Combined 2007 sales were $18.5 million.

						Purchased 100% of the inventory, property, plant and equipment, and intangibles.

Shawnlee Construction, LLC (“Shawnlee”)	April 1, 2008	$1.8 (asset purchase)	$1.0	$0.8	Eastern Division	Provides framing services for multi-family construction in the northeast. Located in Plainville, MA. As of April 1, 2008 we owned a 90% membership interest and have purchased an additional 5% interest each year.

	April 2, 2007	$1.4 (asset purchase)	$0.9	$0.5

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

				Net
Company	Acquisition	Purchase	Intangible	Tangible	Reportable
Name	Date	Price	Assets	Assets	Segment	Business Description
Romano Construction Company, Ltd. (“Romano”)	March 15, 2008	$0.4 (asset purchase)	$0.2	$0.2	Eastern Division	Provides framing services and is located in Middletown, NY.

						Purchased 100% of the property, plant and equipment and intangibles.

International Wood Industries, Inc. (“IWI”)	February 4, 2008	$14.0 (stock purchase)	$10.6	$3.4	Western Division	Manufactures and distributes industrial products, including specialty boxes, crates, pallets and skids. Headquartered in Turlock, CA with distribution sites in Hawaii and Alaska. 2007 sales were $40.0 million.

						Purchased 100% voting interest.

Deck Images	July 10, 2007	$0.9 (asset purchase)	$0.6	$0.3	Consumer Products Division	Manufactures and distributes aluminum railing systems. Located in Hastings, MN. 2006 sales were $1.9 million.

						Purchased 100% of the property, plant and equipment and intangibles.

Perfection Trusses, Inc. (“Perfection”)	March 5, 2007	$1.3 (asset purchase)	$0.8	$0.5	Eastern Division	Manufactures and distributes roof and floor trusses to the Eastern Florida market. The company is located in Vero Beach, FL. 2006 sales were $3.9 million.

						Purchased 100% of the property, plant and equipment and intangibles.

Aljoma Lumber Company (“Aljoma”)	February 12, 2007	$53.5 (stock purchase)	$0.4	$53.1	Eastern Division	Manufactures, treats and distributes various wood products, building materials and specialty hardwoods. The company is located in Medley, FL. They serve Florida, the Eastern United States and the Caribbean islands. Aljoma has one of the largest treating facilities in the country. 2006 sales were $225.0 million.

						Purchased 100% voting interest.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The amounts assigned to major intangible classes for business combinations mentioned above are as follows (in millions):

	Non-compete	Customer		Goodwill	Goodwill - Tax
	agreements	Relationships	Patents	- Total	Deductible
D-Stake	$2.6			$2.5	$2.5
Shawnlee	0.3	$0.4		0.3	0.3
	0.3	0.4		0.2	0.2
Romano	0.2
IWI	2.4	5.6		2.6	0.0
Deck Images		0.6
Perfection	0.3	0.5
Aljoma	0.4
The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results are not presented.
D.	ASSETS HELD FOR SALE AND NET (GAIN) LOSS ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES
Included in “Assets held for sale” on our Consolidated Balance Sheets is certain property, plant and equipment totaling $8.3 million on December 27, 2008. The assets held for sale consist of certain vacant land and several facilities we closed to better align manufacturing capacity with the current business environment. The fair values were determined based on appraisals or recent offers to acquire the assets. These and other idle assets were evaluated based on the requirements of ASC 360, which resulted in an impairment and other exit charges included in “Net (gain) loss on disposition of assets and other impairment and exit charges” for the years ended December 26, 2009, December 27, 2008 and December 29, 2007, respectively. These amounts include the following, separated by reporting segment (in millions):

	December 26, 2009		December 27, 2008		December 29, 2007
	Eastern		Eastern		Eastern
	and		and		and
	Western	All	Western	All	Western	All
	Divisions	Other	Divisions	Other	Divisions	Other
Severances	$0.7		$1.1	$0.3	$1.3	$0.1
Property, plant and equipment	2.5		2.8	0.8	5.8	$1.0
Gain on sale of real estate	(4.2)		(0.5)
Notes receivable			1.6
Lease termination	0.6		0.5
Other intangibles		0.3	0.6

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The changes in assets held for sale in 2009 are as follows (in thousands):

	Net Book		Net Sales
Description	Value	Date of Sale	Price
Assets held for sale as of December 27, 2008	$8,296
Additions	1,030
Transfers to held for use	(3,057)
Sale of certain real estate in Woodburn, Oregon	(2,806)	February 6, 2009	$5.2 million
Sale of certain real estate in Dallas, Texas	(2,433)	May 13, 2009	$3.4 million
Sale of certain real estate in Murrieta, California	(1,030)	June 10, 2009	$0.9 million

Assets held for sale as of December 26, 2009	$—

We have transferred certain assets back to held for use because we do not believe we will sell these assets within a year due to difficult economic conditions and competitive factors. Appropriate “catch-up” adjustments were recorded for depreciation associated with the transfer of these assets to held for use.
E.     GOODWILL AND OTHER INTANGIBLE ASSETS
We account for goodwill and other intangible assets in accordance with the provisions of ASC 350, Intangibles — Goodwill and Other. Goodwill and other intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually or when a triggering event occurs. We tested for impairment in the fourth quarter by utilizing the discounted cash flow method and compared it against other market indicators, allocating goodwill based on operating segments, which resulted in no impairment.
The following amounts were included in other intangible assets, net as of December 26, 2009 and December 26, 2008 (in thousands):

	2009		2008
		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization
Non-compete agreements	$18,162	$(11,182)	$26,899	$(13,481)
Customer relationships	19,813	(11,643)	17,734	(10,326)
Patents	2,980	(1,437)	2,980	(1,055)

Total	$40,955	$(24,262)	$47,613	$(24,862)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 10 years
Customer relationship	5 years

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Amortization expense of intangibles totaled $8.3 million, $9.8 million and $8.0 million in 2009, 2008 and 2007, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2010	$6,778
2011	4,729
2012	2,127
2013	1,197
2014	909
Thereafter	953

Total	$16,693

The changes in the net carrying amount of goodwill and indefinite-lived intangible assets for the years ended December 26, 2009 and December 27, 2008, are as follows (in thousands):

		Indefinite-
		Lived
		Intangible
	Goodwill	Assets
Balance as of December 29, 2007	$147,932	$2,340
Final purchase price allocations	1,226
Acquisitions	8,013
Translation adjustment	(248)

Balance as of December 27, 2008	$156,923	$2,340
Final purchase price allocations	(2,326)
Deferred income tax adjustment	121

Balance as of December 26, 2009	$154,718	$2,340

F.     DEBT
We have a five-year, $300 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. Cash borrowings are charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 27 to 90 basis points, based upon our financial performance). We are also charged an annual facility fee on the entire amount of the lending commitment (ranging from 8 to 25 basis points, based upon our performance), and a usage premium (ranging from 5 to 12.5 basis points, based upon our performance) at times when borrowings in US Dollars exceed 150 million. The average borrowing rate on this facility was 0.8% and 3.6% in 2009 and 2008, respectively. The amount outstanding on the revolving credit facility is included in the long-term debt summary below. The revolving credit facility supports letters of credit totaling approximately $32.3 million on December 26, 2009.
Outstanding letters of credit extended on our behalf aggregated $32.3 million on December 26, 2009, which includes approximately $12.4 million related to industrial development revenue bonds. Outstanding letters of credit extended on our behalf aggregated $32.2 million on December 27, 2008, which includes approximately $14.8 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to three years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate ranging from 27 to 90 basis points under the $300 million facility, based upon our financial performance.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Long-term debt and capital lease obligations are summarized as follows on December 26, 2009 and December 27, 2008 (amounts in thousands):

	2009	2008

Series 2002-A Senior Notes Tranche A, due on December 18, 2009, interest payable semi-annually at 5.63%		$15,000
Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable semi-annually at 6.16%	$40,000	40,000
Revolving credit facility totaling $300 million due on February 12, 2012, interest due monthly at a floating rate		30,257
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.54% on December 26, 2009)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.56% on December 26, 2009)	2,700	2,700
Series 2000 Industrial Development Revenue Bonds		2,400
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (0.56% on December 26, 2009)	2,500	2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.55% on December 26, 2009)	3,700	3,700
Capital lease obligations, interest imputed at 5.37%	892	279
Other	762	1,038

	53,854	101,174
Less current portion	673	15,490

Long-term portion	$53,181	$85,684

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 26, 2009.
On December 26, 2009, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2010	$673
2011	711
2012	40,270
2013
2014
Thereafter	12,200

$53,854

On December 26, 2009, the estimated fair value of our long-term debt, including the current portion, was $54.7 million, which was $0.8 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
G.     LEASES
Leased property included in the balance sheet on December 26, 2009 and December 27, 2008 is as follows (in thousands):

	2009	2008
Machinery and equipment	$1,345	$2,589
Less accumulated amortization	(224)	(2,001)

	$1,121	$588

We lease certain real estate under operating and capital lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and aircrafts under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable leases on December 26, 2009 are as follows (in thousands):

	Capital	Operating
	Leases	Leases	Total
2010	$472	$12,313	$12,785
2011	472	7,689	8,161
2012		3,882	3,882
2013		1,950	1,950
2014		1,327	1,327
Thereafter		1,125	1,125

Total minimum lease payments	$944	$28,286	$29,230

Less imputed interest	(52)

Present value of minimum lease payments	$892

Rent expense was approximately $16.7 million, $19.9 million, and $24.0 million in 2009, 2008, and 2007, respectively.
H.     DEFERRED COMPENSATION
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
We also maintain a non-qualified deferred compensation plan (the “Plan”) for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $0.9 million and $3.0 million on December 26, 2009 and December 27, 2008, respectively, and are included in “Other Assets.” Related liabilities totaled $4.9 million and $8.9 million on December 26, 2009 and December 26, 2008, respectively, and are included in “Other Liabilities” and “Shareholders’ Equity.” Assets of the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.
I.      SALE OF ACCOUNTS RECEIVABLE
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
No receivables were sold and outstanding on December 26, 2009 and December 27, 2008. A summary of the transactions we completed in 2008 and 2007 is presented below (in thousands).

	2008	2007

Accounts receivable sold	$369,242	$624,448
Retained interest in receivables	(2,432)	(1,982)
Expense from sale	(869)	(2,629)
Servicing fee received	119	212

Net cash received from sale	$366,060	$620,049

J.      COMMON STOCK
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
In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted shares of stock under this Plan in 2009, 2008, and 2007, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $45,000, $45,000, and $68,000, respectively.
In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan (“2002 Stock Purchase Plan”) to succeed the Employee Stock Purchase Plan originally approved in 1994. In April 2008, our shareholders authorized additional shares to be allocated to the 2002 Stock Purchase Plan. The plan allows eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2009, 2008, and 2007, shares were issued under this Plan for amounts totaling approximately $454,000, $582,000, and $617,000, respectively. The weighted average discounted fair value of these shares was $29.10, $25.92, and $30.75, respectively. Upon adoption of ASC 718, Compensation — Stock Compensation, (“ASC 718”), we have expensed the fair value associated with these awards, which approximates the discount.
In April 1994, our shareholders approved the Directors’ Retainer Stock Plan (“Stock Retainer Plan”). In April 2007, our shareholders authorized additional shares to be distributed pursuant to this plan. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral, and increased for dividends declared. Shareholders’ equity includes approximately $1.1 million and $1.4 million on December 26, 2009 and December 26, 2008, respectively, for obligations incurred under this Plan. In 2009, distributions totaled approximately $600,000, all of which was paid in shares of our common stock. There were no distributions in 2008 or 2007.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
In January 1997, we instituted a Directors’ Stock Grant Program. In lieu of a cash increase in the amount of Directors’ fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2009, 2008, and 2007, we issued shares and recognized the market value of the shares on the date of issuance as an expense totaling approximately $63,000, $58,000, and $106,000, respectively.
On April 28, 1999, our shareholders approved our Long Term Stock Incentive Plan (the “LTSI Plan”), which was amended and restated in 2009 to extend the term on the plan to 2019. The LTSI Plan reserves a maximum of 1,000,000 additional shares, plus a balance of unused shares from prior plans of 406,029 shares, plus an annual increase of no more than 200,000 shares per year which may be added on the date of the annual meeting of shareholders. The 1999 Plan provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. No options were granted under the LTSI Plan in 2009 or 2008.
The following stock grants are outstanding under the LTSI Plan:
•
On April 17, 2002, a Conditional Share Grant was made which will grant our Executive Chairman 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the grant. Shareholders’ equity includes approximately $245,000 and $159,000 on December 26, 2009 and December 27, 2008 respectively, for this grant.

•
Shares of common stock were issued on February 9, 2009 for Performance Share Grants made on February 3, 2006. Shareholders’ equity included approximately $2.1 million on December 27, 2008 for this grant.

•
On January 16, 2007, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2017, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $49,000 and $32,000 on December 26, 2009 and December 27, 2008, respectively, for this grant.

•
On February 23, 2007, shares were issued into a Deferred Stock Bonus Plan for certain employees. These shares are distributable upon retirement, subject to conditions set forth in the plan. Shareholders’ equity includes approximately $1.4 million on December 26, 2009 and $1.9 million December 27, 2008, respectively.

•
On January 16, 2008, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2018, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $21,000 and $10,000 on December 26, 2009 and December 27, 2008, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
•
On February 8, 2008, Conditional Share Grants were made which will grant certain employees approximately 105,000 shares of common stock on February 8, 2010, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $1.3 million and $0.7 million on December 26, 2009 and December 27, 2008, respectively.

•
On January 21, 2009, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2019, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $3,000 on December 26, 2009.

•
On February 1, 2009, approximately 75,000 shares of common stock were issued into a deferred compensation plan for certain employees and independent directors. The shares will be vested on February 1, 2014, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $0.5 million December 26, 2009.

As of December 26, 2009, a total of approximately 3.0 million shares are reserved for issuance under the plans mentioned above.
On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2,500,000 shares of our common stock. We repurchased 91,724 and 19,857 shares under this program in 2009 and 2008, respectively. As of December 26, 2009, cumulative total authorized shares available for repurchase is approximately 1.1 million shares.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Common stock activity for 2009, 2008 and 2007 was as follows:

	2009	2008	2007
Shares issued under plan:
Employee Stock Purchase	15,614	22,474	20,079
Stock option	114,651	152,054	200,266

Employee stock plans	130,265	174,528	220,345
Stock gift	1,466	1,606	1,661
Executive Stock Grant	74,750
Directors’ Retainer Stock	23,413
Directors’ Stock Grant	3,000	2,100	2,300

Stock grant plans	102,629	3,706	3,961
Deferred compensation	50,816	15,288	69,777
Stock notes receivable	3,721	7,374	10,132
Shares received for exercise of stock options	(1,602)	(19,857)	(15,866)
Stock repurchase	(90,122)		(239,400)

	195,707	181,039	48,949
Beginning common stock	19,088,880	18,907,841	18,858,892

Ending common stock	19,284,587	19,088,880	18,907,841

K.     STOCK-BASED COMPENSATION
We account for share-based compensation using the fair value recognition provisions of ASC 718, Compensation — Stock Compensation, (“ACS 718”), which we have adopted using the modified-prospective-transition method effective January 1, 2006. As discussed in Note J, Common Stock, we provide compensation benefits to employees and non-employee directors under several share-based payment arrangements including the Employee Stock Gift Program, the 2002 Employee Stock Purchase Plan, the Directors’ Retainer Stock Plan, the Directors’ Stock Grant Program and the Long-Term Stock Incentive Plan.
Stock Option Plans
To date, other than certain, relatively nominal conditional share grants, performance share awards and deferred share awards that are permitted under the LTSI Plan, we have only issued options under the LTSI Plan. Vesting requirements for awards under this plan will vary by individual grant and, as to outstanding awards, and are subject to time-based vesting. The contractual life of all of the options granted under this plan is no greater than 15 years.
The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. Expected volatility assumptions used were based on historical volatility of our stock. We utilize historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for the expected term of the option award was based on the U.S. Treasury yield curve in effect at the time of the grant. No new option awards were granted in 2009, 2008 or 2007 and therefore no specific valuation assumptions are presented.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following summary presents information regarding outstanding options as of December 26, 2009 and changes during the period then ended with regard to options under all stock option plans:

			Weighted
		Weighted	Average
	Stock	Average	Remaining	Aggregate
	Under	Exercise Price	Contractual	Intrinsic
	Option	Per Share	Term	Value
Outstanding at December 27, 2008	600,047	$22.16
Exercised	(114,651)	$17.14
Forfeited or expired	(11,518)	$23.48

Outstanding at December 26, 2009	473,878	$23.34	2.97	$7,049,362

Vested or expected to vest at December 26, 2009	260,000	$25.14	3.49	$3,399,745

Exercisable at December 26, 2009	213,878	$21.16	2.33	$3,649,617

The total intrinsic value of options exercised during 2009, 2008 and 2007 was $2.3 million $2.4 million and $6.5 million, respectively.
Employee Stock Purchase Plan
In 2009, 2008 and 2007, we issued shares under this plan totaling 15,614, 22,474 and 20,079, respectively. In 2009, 2008 and 2007, the weighted average fair values per share of employee stock purchase rights pursuant to this plan were $5.14, $4.57 and $5.42, respectively. The fair value of the stock purchase rights approximated the difference between the stock price and the employee purchase price.
Directors’ Retainer Stock Plan
We recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as expense and recorded the related obligation in shareholders’ equity. In 2009, 2008 and 2007, we recognized approximately $317,000, $268,000 and $281,000, respectively, in expense for shares issued under this program.
Directors’ Stock Grant Program
In 2009, 2008 and 2007, we recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as an expense totaling approximately $63,000, $58,000 and $106,000, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Conditional Share Grant Agreements
In 2009, 2008 and 2007, we recognized the fair value of the awards estimated as of the date of grant. We recognized approximately $118,000, $50,000 and $39,000, respectively, in expense for shares issuable under this program.
All Share-Based Payment Arrangements
The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $1,252,000 and $724,000, respectively in 2009. The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $820,000 and $255,000, respectively in 2008. The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $892,000 and $299,000, respectively in 2007.
In 2009, 2008 and 2007, cash received from option exercises and share issuances under our plans was $2.4 million, $3.0 million and $3.5 million, respectively. The actual tax benefit realized in 2009, 2008 and 2007 for the tax deductions from option exercises totaled $0.7 million, $0.9 million and $1.9 million, respectively.
L.     RETIREMENT PLANS
We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain non-wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25% of employee contributions in 2009, on a discretionary basis, totaling $1.4 million. We matched 50% of employee contributions in 2008 and 2007, on a discretionary basis, totaling $3.5 million and $4.1 million, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.
M.     INCOME TAXES
Income tax provisions for the years ended December 26, 2009, December 27, 2008, and December 29, 2007 are summarized as follows (in thousands):

	2009	2008	2007
Currently Payable:
Federal	$4,411	$5,566	$13,725
State and local	1,452	915	2,714
Foreign	2,602	3,169	2,824

	8,465	9,650	19,263

Net Deferred:
Federal	4,868	(5,768)	(3,734)
State and local	337	(1,951)	134
Foreign	182	(245)	(267)

	5,387	(7,964)	(3,867)

	$13,852	$1,686	$15,396

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The components of earnings before income taxes consist of the following:

	2009	2008	2007
U.S	$29,806	$(702)	$37,641
Foreign	8,791	7,848	968

Total	$38,597	$7,146	$38,609

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2009	2008	2007
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	1.9	(1.3)	4.5
Effect of noncontrolling owned interest in earnings of partnerships	0.1	(2.2)	(1.0)
Manufacturing deduction	(0.8)	(4.0)	(1.9)
Research & development tax credits	(1.8)	(14.0)	(3.2)
Change in valuation allowance	(1.4)	1.1	5.5
Amortization of goodwill	1.2	5.7
Other, net	1.7	3.3	1.0

Effective income tax rate	35.9%	23.6%	39.9%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 26, 2009 and December 27, 2008 are as follows (in thousands):

	2009	2008
Employee benefits	$5,189	$7,044
Foreign subsidiary net operating loss	1,782	2,454
Accrued expenses	3,769	4,748
Other, net	3,764	3,511

Gross deferred income tax assets	14,504	17,757
Valuation allowance	(2,712)	(2,838)

Deferred income tax assets	11,792	14,919

Depreciation	(17,522)	(16,495)
Intangibles	(7,799)	(6,876)
Inventory	(421)	(30)
Other, net	(77)	(158)

Deferred income tax liabilities	(25,819)	(23,559)

Net deferred income tax liability	$(14,027)	$(8,640)

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The valuation allowance consists of a net operating loss carryforward we have for a wholly-owned subsidiary, Universal Forest Products of Canada, Inc. As a result of cumulative historical losses of this subsidiary, our ability to realize a future benefit from this loss carryforward is in doubt, therefore, we established an allowance for the entire amount of the future benefit. This carryforward will expire at the end of 2027.
N.     ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES
ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements. ASC 740 is effective for fiscal years beginning after December 15, 2006.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2009	2008
Gross unrecognized tax benefits beginning of year	$11,034	$8,705
Increase in tax positions for prior years	116	1,347
Increase in tax positions for current year	512	1,486
Settlements with taxing authorities	(778)
Lapse in statute of limitations	(573)	(504)

Gross unrecognized tax benefits end of year	$10,311	$11,034

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $10.3 million and $11.0 million at December 26, 2009 and December 27, 2008, respectively. We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.3 million and $0.4 million at December 26, 2009 and December 27, 2008, respectively.
We file income tax returns in the United States and in various state, local and foreign jurisdictions. For the majority of tax jurisdictions, we are no longer subject to income tax examinations for years before 2004. A number of state and local examinations as well as an examination by the Internal Revenue Service are currently ongoing. It is possible that these examinations may be resolved within the next twelve months. Due to the potential for resolution of federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that our gross unrecognized tax benefits may change within the next twelve months by a range of $0.2 million to $9.4 million.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
O.     COMMITMENTS, CONTINGENCIES, AND GUARANTEES
We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company.
We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Environmental reserves, calculated with no discount rate, have been established to cover remediation activities at our affiliates’ wood preservation facilities in Stockertown, PA; Elizabeth City, NC; Auburndale, FL; Gordon, PA; Janesville, WI; Medley, FL; and Ponce, PR. In addition, a reserve was established for our affiliate’s facility in Thornton, CA to remove certain lead containing materials which existed on the property at the time of purchase. During 2009, a subsidiary entered into a consent order with the State of Florida to conduct additional testing at the Auburndale, FL facility. We admitted no liability and the costs are not expected to be material.
On a consolidated basis, we have reserved approximately $4.3 million on December 26, 2009 and $4.4 million on December 27, 2008, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.
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
In addition, on December 26, 2009, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.
On December 26, 2009, we had outstanding purchase commitments on capital projects of approximately $0.9 million.
We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material.
In certain cases we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 26, 2009, we had approximately $16.0 million in outstanding payment and performance bonds, which expire during the next two years. In addition, approximately $32.6 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If, at the expiration of the initial lease term, we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next five years. The estimated maximum aggregate exposure of these guarantees is approximately $1.3 million.
On December 26, 2009 we had outstanding letters of credit totaling $32.3 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.
In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $19.9 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.
We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that we have issued. These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $12.4 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.
Certain wholly owned domestic subsidiaries have guaranteed the indebtedness of Universal Forest Products, Inc. in certain debt agreements, including the Series 2002-A Senior Notes and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements.
Many of our wood treating operations utilize “Subpart W” drip pads, defined as hazardous waste management units by the EPA. The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste. Closure involves identification and disposal of contaminants which are required to be removed from the facility. The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.3 million. As a result, this amount is recorded in other long-term liabilities on December 26, 2009.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
We did not enter into any new guarantee arrangements during 2009 which would require us to recognize a liability on our balance sheet.
P.      CONSULTING & NON-COMPETE AGREEMENTS
On December 17, 2007 we entered into a consulting and non-compete agreement with our former CEO which provides for monthly payments for a term of three years that will begin upon retirement from Universal Forest Products, Inc. The present value of the vested portion of the non-compete payments totaling approximately $1.8 million and $1.4 million at December 26, 2009 and December 27, 2008, respectively, is accrued in other liabilities.
On December 31, 2007 the former President of Universal Forest Products Western Division, Inc. retired as an employee of Universal Forest Products, Inc., and we entered into an agreement with him which provides for monthly payments for a term of three years. The present value of these payments totaling approximately $0.4 million and $0.6 million at December 26, 2009 and December 27, 2008, respectively, has been recorded in other liabilities.
Q.     SEGMENT REPORTING
ASC 280, Segment Reporting (“ASC 280”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Under the definition of a segment, our Eastern, Western and Consumer Products Divisions may be considered an operating segment of our business. Under ASC 280, segments may be aggregated if the segments have similar economic characteristics and if the nature of the products, distribution methods, customers and regulatory environments are similar. Based on this criteria, we have aggregated our Eastern and Western divisions into one reporting segment. Our Consumer Products Division, which was formed in 2006, is included in the “All Other” column in the table below. Our divisions operate manufacturing and treating facilities throughout North America.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

	2009			2008			2007
	Eastern			Eastern			Eastern
	and			and			and
	Western	All		Western	All		Western	All
	Divisions	Other	Total	Divisions	Other	Total	Divisions	Other	Total
Net sales to outside customers	$1,567,639	$105,361	$1,673,000	$2,130,437	$101,957	2,232,394	$2,405,830	$107,348	$2,513,178
Intersegment net sales	0	33,059	33,059	0	26,765	26,765	0	24,126	24,126
Interest expense	4,590	21	4,611	12,037	51	12,088	17,018	15	17,033
Amortization expense	5,746	2,562	8,308	6,983	2,814	9,797	5,331	2,703	8,034
Depreciation expense	30,405	2,512	32,917	34,656	2,914	37,570	36,347	3,200	39,547
Segment operating profit	38,884	3,933	42,817	21,310	(2,905)	18,405	48,399	5,093	53,492
Segment assets	718,361	73,316	791,677	746,335	69,684	816,019	864,546	92,454	957,000
Capital expenditures	14,695	909	15,604	18,409	535	18,944	37,571	1,789	39,360
In 2009, 2008, and 2007, 32%, 27%, and 26% of net sales, respectively, were to a single customer.
Information regarding principal geographic areas was as follows (in thousands):

	2009		2008		2007
		Long-Lived		Long-Lived		Long-Lived
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$1,630,763	$389,640	$2,170,933	$418,603	$2,442,676	$427,547
Foreign	42,237	18,688	61,461	16,508	70,502	28,928

Total	$1,673,000	$408,328	$2,232,394	$435,111	$2,513,178	$456,475

Sales generated in Canada and Mexico are primarily to customers in the United States of America.
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2009	59.4%	40.6%
2008	60.4%	39.6%
2007	60.5%	39.5%
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 26,	December 27,	December 29,
	2009	2008	2007
Value-Added Sales
Trusses – site-built, modular and manufactured housing	$202,916	$365,155	$489,970
Fencing	167,214	194,029	199,392
Decking and railing – composite , wood and other	155,700	167,722	179,707
Turn-key framing and installed sales	57,200	103,149	84,403
Industrial packaging and components	132,894	147,605	106,982
Engineered wood products (eg. LVL; i-joist)	35,386	57,631	87,588
Manufactured brite and other lumber	40,129	64,552	82,784
Wall panels	25,774	31,101	57,065
Outdoor DIY products (eg. stakes; landscape ties)	40,530	51,565	53,031
Construction and building materials (eg. door packages; drywall)	35,946	49,437	46,492
Lattice – plastic and wood	46,442	43,895	46,523
Manufactured brite and other panels	28,422	34,326	42,793
Siding, trim and moulding	20,275	28,879	38,098
Hardware	11,828	15,134	15,746
Manufactured treated lumber	12,597	14,354	8,066
Manufactured treated panels	2,991	4,904	3,637
Other	134	459	6,915

Total Value-Added Sales	1,016,378	1,373,897	1,549,192

Commodity-Based Sales
Non-manufactured brite and other lumber	254,768	384,268	454,445
Non-manufactured treated lumber	298,291	345,211	378,240
Non-manufactured brite and other panels	116,753	138,448	149,643
Non-manufactured treated panels	21,373	24,534	24,947
Other	4,802	7,833	5,018

Total Commodity-Based Sales	695,987	900,294	1,012,293

Total Gross Sales	1,712,365	2,274,191	2,561,485
Sales allowances	(39,365)	(41,797)	(48,307)

Total Net Sales	$1,673,000	$2,232,394	$2,513,178

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
R.     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks) during the years ended December 26, 2009 and December 27, 2008 (in thousands, except per share data):

	First		Second		Third		Fourth
	2009	2008	2009	2008	2009	2008	2009	2008
Net sales	$361,722	$489,512	$514,945	$708,485	$457,768	$610,744	$338,565	$423,653
Gross profit	46,821	54,820	82,485	84,878	69,263	64,650	44,182	49,853
Net earnings (loss)	(1,163)	(4,402)	16,455	12,177	10,260	(1,764)	(807)	(551)
Net earnings (loss) attributable to controlling interest	(1,207)	(4,576)	16,088	11,663	10,054	(1,951)	(663)	(793)
Basic earnings (loss) per share	(0.06)	(0.24)	0.84	0.61	0.52	(0.10)	(0.03)	(0.04)
Diluted earnings (loss) per share	(0.06)	(0.24)	0.83	0.61	0.51	(0.10)	(0.03)	(0.04)
S.     SUBSEQUENT EVENTS
Subsequent events have been evaluated through our filing date of February 23, 2010.
On February 1, 2010, an approved stock grant was made for certain employees and independent directors which will grant shares of common stock immediately upon the satisfaction of certain terms and conditions. We estimate that we will recognize total expense of approximately $2.5 million over the next five years for this grant.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2009	High	Low	Fiscal 2008	High	Low
Fourth Quarter	42.32	34.00	Fourth Quarter	34.91	14.61
Third Quarter	47.78	30.24	Third Quarter	37.37	23.35
Second Quarter	37.50	25.53	Second Quarter	35.80	29.20
First Quarter	29.98	19.01	First Quarter	37.35	26.26
There were approximately 1,130 shareholders of record as of January 31, 2010.
In 2009, we paid dividends on our common stock of $0.060 per share in June and $0.200 per share in December. In 2008, we paid dividends on our common stock of $0.060 per share in June and December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH
The following graph depicts the cumulative total return on the our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 25, 2004, and reinvestment of dividends in all cases.
The companies included in our self-determined industry peer group are as follows:

Bluelinx Holdings Inc.	Champion Enterprises, Inc.
Builders FirstSource, Inc.	Louisiana-Pacific Corp.
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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie	Michael B. Glenn
Chairman of the Board	Chief Executive Officer
Universal Forest Products, Inc.

Michael B. Glenn	Patrick M. Webster
President and Chief Executive Officer	President and Chief Operating Officer
Universal Forest Products, Inc.

Dan M. Dutton	Michael R. Cole
Chairman of the Board	Chief Financial Officer and Treasurer
Stimson Lumber Co.

John M. Engler	Robert D. Coleman
President and Chief Executive Officer	Executive Vice President Manufacturing
National Association of Manufacturers

John W. Garside	C. Scott Greene
President and Treasurer	President
Woodruff Coal Company	UFP Southern Division

Gary F. Goode, CPA	Richard C. Frazier
Chairman	President
Titan Sales & Consulting, LLC	UFP Western Division

Mark A. Murray	Robert W. Lees
President	President
Meijer, Inc.	UFP Northern Division

William R. Payne	Ronald G. Klyn
Chief of Staff	Chief Information Officer
Alticor, Inc.

Louis A. Smith	Matthew J. Missad
President	Executive Vice President and Secretary
Smith and Johnson, Attorneys, P.C.

Bruce A. Merino	Joseph F. Granger
Executive Vice President of Sales and Marketing

Michael F. Mordell
Executive Vice President of Purchasing

Shareholder Information
ANNUAL MEETING
The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 14, 2010, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.
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
Bayamon, Puerto Rico
Belchertown, MA
Berlin, NJ
Blanchester, OH
Burleson, TX
Burlington, NC
Chaffee, NY
Chandler, AZ
Chesapeake, VA
Clinton, NY
Conway, SC
Dallas, NC
Durango, Durango, Mexico
Eatonton, GA
Elizabeth City, NC
Emlenton, PA
Englewood, CO
Evans City, PA
Fontana, CA
Gordon, PA
Grandview, TX
Grand Rapids, MI
Granger, IN
Greene, ME
Haleyville, AL
Harrisonville, MO
Hastings, MN
Hillsboro, TX
Houston, TX
Hudson, NY
Independence, OR
Indianapolis, IN
Janesville, WI
Jefferson, GA
Lacolle, Quebec, Canada
Lafayette, CO
Lansing, MI
Liberty, NC
Lodi, OH
McMinnville, OR
Medley, FL
Minneota, MN
Morristown, TN
Moultrie, GA
Muscle Shoals, AL
New London, NC
New Waverly, TX
New Windsor, MD
Parker, PA
Pearisburg, VA
Plainville, MA
Prairie du Chien, WI
Ranson, WV
Riverbank, CA
Riverside, CA
Saginaw, TX
Salisbury, NC
San Antonio, TX
Schertz, TX
Sidney, NY
Silsbee, TX
Stockertown, PA
Thornton, CA
Turlock, CA
Union City, GA
Warrens, WI
White Bear Lake, MN
Windsor, CO
Woodburn, OR