Form 10-K, Exhibit 13
period 2010-12-25
UNIVERSAL FOREST PRODUCTS INC
filed 2011-02-22
CIK 912767

Exhibit 13
UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION
Table of Contents

Selected Financial Data	2

Management’s Discussion and Analysis of Financial Condition and Results of Operations	3

Management’s Annual Report on Internal Control Over Financial Reporting	21

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	22

Report of Independent Registered Public Accounting Firm on Financial Statements	23

Consolidated Balance Sheets as of December 25, 2010 and December 26, 2009	24

Consolidated Statements of Earnings for the Years Ended December 25, 2010, December 26, 2009, and December 27, 2008	25

Consolidated Statements of Shareholders’ Equity for the Years Ended December 25, 2010, December 26, 2009, and December 27, 2008	26

Consolidated Statements of Cash Flows for the Years Ended December 25, 2010, December 26, 2009, and December 27, 2008	27

Notes to Consolidated Financial Statements	29

Price Range of Common Stock and Dividends	58

Stock Performance Graph	59

Directors and Executive Officers	60

Shareholder Information	61

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2010	2009	2008	2007	2006
Consolidated Statement of Earnings Data
Net sales	$1,890,851	$1,673,000	$2,232,394	$2,513,178	$2,664,572
Gross profit	229,955	243,664	254,201	309,029	381,682
Earnings before income taxes	27,041	38,597	7,146	38,609	112,135
Net earnings attributable to controlling interest	17,411	24,272	4,343	21,045	70,125
Diluted earnings per share	$0.89	$1.25	$0.23	$1.09	$3.62
Dividends per share	$0.400	$0.260	$0.120	$0.115	$0.110
Weighted average shares outstanding with common stock equivalents	19,476	19,468	19,225	19,362	19,370

Consolidated Balance Sheet Data
Working capital(1)	$262,105	$248,165	$230,308	$337,800	$282,913
Total assets	788,580	776,868	816,019	957,000	913,441
Total debt and capital lease obligations	55,291	53,854	101,174	206,071	170,097
Shareholders’ equity	581,176	568,946	548,226	547,044	525,561

Statistics
Gross profit as a percentage of net sales	12.2%	14.6%	11.4%	12.3%	14.3%
Net earnings attributable to controlling interest as a percentage of net sales	0.9%	1.5%	0.2%	0.8%	2.6%
Return on beginning equity(2)	3.1%	4.4%	0.8%	4.0%	15.9%
Current ratio	3.19	3.06	2.53	3.08	2.47
Debt to equity ratio	0.10	0.09	0.18	0.38	0.32
Book value per common share(3)	$30.06	$29.50	$28.72	$28.93	$27.87

(1)	Current assets less current liabilities.

(2)	Net earnings divided by beginning shareholders’ equity.

(3)	Shareholders’ equity divided by common stock outstanding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Universal Forest Products, Inc. (“the Company”) is a holding company that provides capital, management and administrative resources to subsidiaries that design, manufacture and market wood and wood-alternative products for DIY/retail home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for the site-built construction market, and specialty wood packaging and components and packing materials for various industries. The Company’s subsidiaries also provide framing services for the site-built market and forming products for concrete construction. The Company’s consumer products subsidiary offers a large portfolio of outdoor living products, including wood composite decking, decorative balusters, post caps and plastic lattice. Its lawn and garden group offers an array of products, such as trellises and arches, to retailers nationwide. The Company is headquartered in Grand Rapids, Michigan, and its subsidiaries operate facilities throughout North America. For more about Universal Forest Products, Inc., go to www.ufpi.com.
We advise you to read the issues discussed in Management’s Discussion and Analysis of Financial Condition and Results of Operations in conjunction with our Consolidated Financial Statements and the Notes to the Consolidated Financial Statements included in this Annual Report for the year ended December 25, 2010. We also encourage you to read our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission. That report includes “Risk Factors” that you should consider in connection with any decision to buy or sell our securities. We are pleased to present this overview of 2010.
OVERVIEW
Our results for 2010 were impacted by the following:
•
Our overall unit sales increased 5% primarily due to our manufactured housing and industrial markets. During 2010, we believe we gained additional share of the manufactured housing and industrial markets and maintained our share of the DIY/retail market. Share gains in our industrial market have been achieved by adding many new customers while share gains in manufactured housing have been achieved by acquiring distribution operations. Finally, we recently closed several plants that supply the site-built housing market in order to achieve profitability and cash flow goals; consequently, we believe that these actions may temporarily cause us to lose some market share.

•
After unusual volatility in the second quarter of 2010, the Lumber Market stabilized and was approximately 27% higher, on average, in 2010 compared to the same period of 2009. Consequently, the Lumber Market had the effect of increasing our overall selling prices for 2010.

•
The Leading Indicator for Remodeling Activity, released by Harvard’s Joint Center for Housing Studies, estimated in its’ most recent report that consumer spending on homeowner remodeling improvements increased 4% in 2010, which impacts our DIY/retail market.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
•
National housing starts increased approximately 6% in 2010 compared to 2009, while production of HUD code manufactured homes were up 2% and production of modular homes increased by 12%. Housing starts and production of manufactured homes were positively impacted in the first half of the year by certain government tax credits that have now expired.

•
The industrial market has improved as the U.S. economy slowly recovers. More significantly, we gained additional share of this market due, in part, to adding many new customers and continuing to penetrate the concrete forming business.

•
Our gross margin decreased to 12.2% in 2010 compared to 14.6% in 2009 primarily due to the unusual Lumber Market volatility from January through the end of June of 2010. During this period, prices increased 48% to a peak of $367/MBF in April and subsequently declined to $247/MBF by the end of June. Since June, lumber prices stabilized for several months until the end of 2010. In order to meet anticipated customer demand during the peak of the selling season, our inventory purchases are generally very high from January through May, when lumber prices happened to be at their highest level in 2010. The subsequent decline in lumber prices resulted in a significant adverse impact on our gross margins from June through October on products we purchase and produce for inventory to meet anticipated demand and whose selling prices are indexed to the Lumber Market at the time they are shipped to the customer (such as high-volume treated lumber).

•
Our cash flow from operating activities was $29 million in 2010. Working capital increased primarily due to higher inventory levels at the end of December as a result of our purchasing strategy to buy inventory earlier at opportune times in order to protect margins on 2011 business, and higher receivables due to increasing sales.

HISTORICAL LUMBER PRICES
The following table presents the Random Lengths framing lumber composite price for the years ended December 25, 2010, December 26, 2009, and December 27, 2008.

	Random Lengths Composite
	Average $/MBF
	2010	2009	2008
January	$264	$198	$249
February	312	199	244
March	310	195	240
April	351	208	255
May	333	198	281
June	267	222	268
July	251	238	267
August	245	239	282
September	250	236	272
October	254	235	234
November	275	245	224
December	279	252	213
Annual average	$283	$222	$252
Annual percentage change	27.5%	(11.9%)

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF
	2010	2009	2008
January	$269	$241	$269
February	331	233	264
March	337	232	264
April	382	241	272
May	374	231	324
June	293	236	318
July	264	253	303
August	249	241	304
September	252	244	309
October	249	242	269
November	262	247	257
December	260	250	248
Annual average	$294	$241	$283
Annual percentage change	22.0%	(14.8%)
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

Changes in the trend of lumber prices have their greatest impact on the following products:
•
Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 16% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

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
BUSINESS COMBINATIONS AND ASSET PURCHASES
See Notes to Consolidated Financial Statements, Note C, “Business Combinations.”
RESULTS OF OPERATIONS
The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 25, 2010	December 26, 2009	December 27, 2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	87.8	85.4	88.6

Gross profit	12.2	14.6	11.4
Selling, general, and administrative expenses	10.5	12.0	10.2
Net loss (gain) on disposition of assets and other impairment and exit charges	0.1	(0.0)	0.3

Earnings from operations	1.6	2.6	0.9
Interest, net	0.2	0.3	0.5

Earnings before income taxes	1.4	2.3	0.4
Income taxes	0.4	0.8	0.1

Net earnings	1.1	1.5	0.3
Less net earnings attributable to noncontrolling interest	(0.1)	(0.0)	(0.1)

Net earnings attributable to controlling interest	0.9%	1.5%	0.2%

Note: Actual percentages are calculated and may not sum to total due to rounding.
GROSS SALES
We design, manufacture and market wood and wood-alternative products for DIY/retail home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for the site-built construction market, and specialty wood packaging and components and packing materials for various industries. Our strategic long-term sales objectives include:
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

•	Developing new products and expanding our product offering for existing customers.

•	Maximizing unit sales growth while achieving return on investment goals.
The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
	December 25,	%	December 26,	%	December 27,
Market Classification	2010	Change	2009	Change	2008
DIY/Retail	$814,207	1.4	$803,269	(12.6)	$919,200
Site-Built Construction	269,532	9.1	247,144	(45.4)	452,689
Industrial	595,354	24.5	478,137	(20.2)	598,915
Manufactured Housing	243,049	32.2	183,815	(39.4)	303,387

Total Gross Sales	1,922,142	12.3	1,712,365	(24.7)	2,274,191
Sales Allowances	(31,291)		(39,365)		(41,797)

Total Net Sales	$1,890,851	13.0	$1,673,000	(25.1)	$2,232,394

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2010 versus 2009	12%	7%	5%
2009 versus 2008	-25%	-6%	-19%
2008 versus 2007	-11%	-2%	-9%
Gross sales in 2010 increased 12% compared to 2009 resulting from an estimated increase in unit sales of approximately 5%, while overall selling prices increased by 7%. We estimate that our unit sales increased 2% as a result of business acquisitions and new plants, increased 5% as a result of existing operations, and declined 2% due to operations we recently closed. Our overall selling prices increased as a result of the Lumber Market (see “Historical Lumber Prices”).

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
Gross sales in 2009 decreased 25% compared to 2008 resulting from an estimated decrease in unit sales of approximately 19%, while overall selling prices decreased by 6%. We estimate that our unit sales increased 1% as a result of business acquisitions and new plants, while our unit sales from existing and closed operations decreased by 20% due to a decline in market demand. Our overall selling prices fluctuated as a result of the Lumber Market and were negatively impacted by pricing pressure in the site-built construction market.
Changes in our sales by market are discussed below.
DIY/Retail:
Gross sales to the DIY/retail market increased 1% in 2010 compared to 2009 primarily due to an estimated 5% increase in overall selling prices due to the Lumber Market, offset by an estimated 4% decrease in overall unit sales. Unit sales declined due to a decrease in consumer spending which is evidenced by a drop in same store sales reported by our “big box” customers.
Gross sales to the DIY/retail market decreased 13% in 2009 compared to 2008 primarily due to an estimated 7% decrease in overall unit sales and an estimated 6% decrease in overall selling prices due to the Lumber Market. We estimate that our unit sales increased 1% as a result of acquisitions, while unit sales from existing and closed facilities decreased 8%. Unit sales declined due to the impact of the housing market on our retail customers whose business is closely correlated with single-family housing starts and a decline in consumer spending as evidenced by declines in same store sales reported by our “big box” customers. We believe that we achieved market share gains in 2009, which offset some of the impact of these adverse market conditions.
Site-Built Construction:
Gross sales to the site-built construction market increased 9% in 2010 compared to 2009, due to an estimated 3% increase in unit sales and an estimated 6% increase in selling prices primarily due to the Lumber Market. We estimate that our unit sales increased 2% as a result of business acquisitions and new plants, increased 12% as a result of existing operations, and declined 11% due to operations we recently closed. We have taken several recent plant closure actions in order to achieve profitability and cash flow objectives, which may temporarily result in a loss of market share. National housing starts increased approximately 6% for 2010 compared to the same period of 2009.
Gross sales to the site-built construction market decreased 45% in 2009 compared to 2008, due to an estimated 37% decrease in unit sales and an estimated 8% decrease in selling prices. National housing starts were off a reported 39% for 2009 compared to the same period of 2008.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
Industrial:
Gross sales to the industrial market increased 25% in 2010 compared to the same period of 2009, due to an estimated 17% increase in unit sales and an estimated 8% increase in selling prices. The industrial market has improved as the U.S. economy continues to recover, but more significantly, we have been able to continue to gain market share due, in part, to adding many new customers and our continued penetration of the concrete forming market.
Gross sales to the industrial market decreased 20% in 2009 compared to the same period of 2008, due to an estimated 14% decrease in unit sales and an estimated 6% decrease in selling prices. We experienced a decline in sales to our customers that supply the housing market or have been impacted by the weakening U.S. economy. We were able to offset some of the impact of a decline in demand with market share gains and our continued penetration of the concrete forming market.
Manufactured Housing:
Gross sales to the manufactured housing market increased 32% in 2010 compared to the same period of 2009 primarily due to an estimated 17% increase in selling prices due to the Lumber Market and an estimated 15% increase in unit sales. The increase in unit sales was comprised of an estimated 6% increase out of existing plants and an estimated 10% increase due to acquisitions, offset by a 1% decline due to operations we recently closed. Shipments of HUD code manufactured homes were up 2% for 2010 compared to 2009. Industry production of modular homes increased 12% for the year.
Gross sales to the manufactured housing market decreased 39% in 2009 compared to the same period of 2008 primarily due to a decline in unit sales as a result of weak demand. Industry production of HUD code homes was off a reported 39% for 2009 compared to the same period of 2008. Modular home production was down an estimated 44% in 2009.
Value-Added and Commodity-Based Sales:
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales. Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2010	58.6%	41.4%
2009	59.4%	40.6%
2008	60.4%	39.6%

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
COST OF GOODS SOLD AND GROSS PROFIT
Our gross profit percentage decreased to 12.2% in 2010 from 14.6% in 2009. In addition, our gross profit dollars decreased by 5.6%, which compares unfavorably with our 5% increase in unit sales. The decrease was primarily due to unusual Lumber Market volatility from January through the end of June of 2010. During this period, prices increased 48% to a peak of $367/MBF in April and subsequently declined to $247/MBF by the end of June. Since June, lumber prices stabilized for several months until the end of 2010. In order to meet anticipated customer demand during the peak of the selling season, our inventory purchases are generally very high from January through May, when lumber prices happened to be at their highest level in 2010. The subsequent decline in lumber prices resulted in a significant adverse impact on our gross margins from June through October on products we purchase and produce for inventory to meet anticipated demand and whose selling prices are indexed to the Lumber Market at the time they are shipped to the customer (such as high-volume treated lumber). (See “Impact of the Lumber Market on Our Operating Results”.) Additionally, we achieved lower labor and overhead costs as a percentage of sales this year due to efficiency gains, which offset some the decline in gross margin discussed above.
Our gross profit percentage increased to 14.6% in 2009 from 11.4% in 2008. Our gross profit dollars decreased by only 4.1%, which compares favorably with our 19% decrease in unit sales. Our improved gross margin was primarily due to cost reductions consisting of:
•	An improvement in material costs as a percentage of net sales as a result of better buying and inventory management to protect margins.

•	An improvement in labor and plant overhead as a percentage of net sales due to plant consolidation and right-sizing efforts previously taken.

•	Lower freight costs due to fuel prices.
In addition, the lower level of the Lumber Market caused our gross margin to increase. (See “Impact of the Lumber Market on Our Operating Results”.)
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Selling, general and administrative (“SG&A”) expenses decreased by approximately $3.3 million, or 1.7%, in 2010 compared to 2009, while we reported a 5% increase in unit sales. New operations added $4.8 million of expenses, operations we closed decreased expenses by $21.4 million, and existing operations increased expenses by $13.3 million. The increase in SG&A expenses at our existing operations was primarily due to increases in wages and other compensation related costs, variable selling costs, and accrued expense associated with an officer retirement plan. These increases were partially offset by decreases in bad debt expense and accrued bonus expense. Our SG&A expenses decreased as a percentage of sales primarily due to the factors above. The higher level of the Lumber Market also contributed to the improvement in this ratio.
Selling, general and administrative (“SG&A”) expenses decreased by approximately $27.6 million, or 12.1%, in 2009 compared to 2008, while we reported a 19% decrease in unit sales. New operations added $0.6 million of expenses, operations we closed decreased expenses by $15.5 million, and existing operations reduced expenses by $12.7 million. The decrease in SG&A expenses at our existing operations was primarily due to a decline in wages and related costs due to a reduction in headcount and a decline in many other account categories as a result of efforts to control costs. These decreases were partially offset by an increase in accrued bonus and bad debt expense. Our SG&A expenses increased as a percentage of sales primarily due to the lower level of the Lumber Market, accrued bonus, and bad debt expense.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES
We incurred $2.0 million, $4.1 million and $7.7 million of charges in 2010, 2009 and 2008, respectively, relating to asset impairments and other costs associated with idled facilities and down-sizing efforts. These costs were offset by gains on the sale of certain real estate totaling $4.2 million and $0.5 million in 2009 and 2008, respectively. See Notes to Consolidated Financial Statements, Note D “Assets Held for Sale and Net Loss (Gain) on Disposition of Assets and Other Impairment and Exit Charges.”
We regularly review the performance of each of our operations and make decisions to permanently or temporarily close operations based on a variety of factors including:
•	Current and projected earnings, cash flow and return on investment
•	Current and projected market demand
•	Market share
•	Competitive factors
•	Future growth opportunities
•	Personnel and management
We currently have 6 operations which are experiencing operating losses and negative cash flow for 2010. The net book value of the long-lived assets of these operations, which could be subject to an impairment charge in the future in the event a closure action is taken, was $1.7 million at the end of 2010. In addition, these operations had future fixed operating lease payments totaling $0.2 million at the end of 2010.
INSURANCE PROCEEDS
In May, 2008 our plant in Windsor, CO was hit by a tornado. In accordance with Accounting Standards Codification (“ASC”) 605, Accounting for Involuntary Conversions of Non-Monetary Assets to Monetary Assets, we have written off the net book value of the destroyed inventory and property totaling $0.7 million. The insured value of the property exceeded its net book value, which was recorded as a gain in 2008. In 2008, we collected $0.8 million of the insurance receivable and in 2009 we collected $1.0 million. As of December 26, 2009, there was no remaining insurance receivable.
INTEREST, NET
Net interest costs decreased $1.0 million in 2010 compared to 2009 primarily due to lower debt balances throughout 2010 and payments to reduce long-term debt during 2009, which carried higher rates of interest.
Net interest costs were lower in 2009 compared to 2008 due to lower debt balances combined with a decrease in short-term interest rates upon which our variable rate debt is based.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
INCOME TAXES
Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences. Our effective tax rate decreased to 26.6% in 2010 compared to 35.9% in 2009. This decrease is primarily due to removing a valuation allowance against a deferred tax asset for one of our wholly-owned subsidiaries. Our effective tax rate differs from the federal statutory rate primarily due to estimated state and local income taxes and certain permanent tax differences. See Notes to Consolidated Financial Statements, Note L, “Income Taxes”.
Our effective tax rate increased to 35.9% in 2009 compared to 23.6% in 2008. Our pre-earnings increased substantially in 2009 and the research and development tax credit and certain state income tax credits represented a lower percentage of pre-tax earnings in 2009 than they did in 2008.
OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS
We have no significant off-balance sheet transactions other than operating leases. The following table summarizes our contractual obligations as of December 25, 2010 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and capital lease obligations	$712	$42,379		$12,200	$55,291
Estimated interest on long-term debt	2,546	2,610	$129	536	5,821
Operating leases	7,276	5,984	2,624	727	16,611
Capital project purchase obligations	1,977				1,977

Total	$12,511	$50,973	$2,753	$13,463	$79,700

As of December 25, 2010, we also had $31.3 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
LIQUIDITY AND CAPITAL RESOURCES
The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 25,	December 26,	December 27,
	2010	2009	2008
Cash from operating activities	$29,337	$126,874	$75,214
Cash from investing activities	(42,773)	(3,329)	(11,367)
Cash from financing activities	(10,611)	(56,135)	(107,452)

Net change in cash and cash equivalents	(24,047)	67,410	(43,605)
Cash and cash equivalents, beginning of year	67,410	0	43,605

Cash and cash equivalents, end of year	$43,363	$67,410	$0

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuances of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization. We believe this is one of many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed. We are currently below our internal targets but plan to manage our capital structure conservatively in light of current economic conditions.
Seasonality has a significant impact on our working capital from March to August which historically resulted in negative or modest cash flows from operations in our first and second quarters. Conversely, we experience a substantial decrease in working capital from September to February which typically results in significant cash flow from operations in our third and fourth quarters.
Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle remained flat at 45 days in 2010 and 2009 due to a one day decrease in our receivables cycle offset by a one day decrease in our payables cycle.
Cash provided by operating activities was approximately $29.3 million in 2010, which was comprised of net earnings of $17.4 million and $40.5 million of non-cash expenses, offset by a $28.6 million increase in working capital since the end of 2009. Working capital increased primarily due to higher inventory levels at the end of December as a result of our purchasing strategy to buy inventory earlier at opportune times in order to protect margins on 2011 business, and higher receivables due to increasing sales.
Capital expenditures were $27.0 million in 2010 and we have outstanding purchase commitments on existing capital projects totaling approximately $2.0 million on December 25, 2010. We intend to fund capital expenditures and purchase commitments through our operating cash flows.
Cash flows used in investing activities also include $6.5 million spent to acquire assets of certain operations that distribute a wide range of products to the manufactured housing industry. (See Notes to Consolidated Financial Statements, Note C, “Business Combinations”.) In addition, we purchased certain technology and intangible assets to produce new products for approximately $4.6 million. Finally, we advanced $5.8 million of notes receivable to finance certain construction projects that we believe will result in future sales of engineered wood components and framing services.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
Cash flows used in financing activities included $7.7 million for dividends. Our Board of Directors approved two semi-annual dividends of $0.20 per share each, which were paid in June and December of 2010. In addition, we spent approximately $5.0 million for repurchases of our common stock. On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program. The total number of shares that may be repurchased under this program is almost 3 million shares. Our practice has been to repurchase an appropriate number of shares each year to offset share issuances occurring under certain of our employee benefit plans, and to purchase additional shares at times when the price is at a pre-determined level.
On December 25, 2010, we had $2.1 million outstanding on our $300 million revolving credit facility, which matures in February of 2012. The revolving credit facility supports letters of credit totaling approximately $31.3 million on December 25, 2010. Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest and fixed charge coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 25, 2010.
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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 25, 2010. Our accounting policies with respect to the reserves are as follows:
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
LONG-LIVED ASSETS AND GOODWILL
We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its fair value. Changes in forecasted operations and changes in discounted rates can materially affect these estimates. In addition, we test goodwill annually for impairment by utilizing the discounted cash flow method.

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
“Route 2012”
Our four-year growth plan entitled “Route 2012,” included goals to be achieved by the end of our fiscal year 2012 including:
•	Increase sales to $3 billion as our markets recover from the current downturn and by increasing our market share and expanding our product lines.
•	Improve productivity by 15% through our Continuous Improvement initiative.
•	Improve profitability by three hundred basis points through productivity improvements, cost reductions, and growth.
•	Improve receivables cycles in our industrial, site-built and manufactured housing markets by 10% by reducing the amount of our receivables that are paid past the agreed upon due date.
•	Improve inventory turnover by 10%.
The pace of the economic recovery and in particular, the recovery of the housing market, has been much slower than we or industry analysts anticipated. As a result, this has significantly impacted our ability to achieve certain goals above. Therefore, we have lengthened our timeline for achieving these goals until the end of 2014 in order to provide additional time for the anticipated economic recovery and recovery in housing to take hold.
In the first half of 2010, our sales to the site-built construction and manufactured housing markets were favorably impacted by government tax credits for housing which have now expired.
DIY/RETAIL MARKET
Harvard’s Joint Center for Housing Studies projects home improvement spending to show healthy gains in 2011, reflecting favorable interest rates, increasing home sales and the strengthening economy. Conversely, the Home Improvement Research Institute (“HIRI”) anticipates a continued delay in the recovery of home improvement spending and has forecasted a 1.6% growth rate in 2011. HIRI’s long-term forecast is for spending to grow between 5.5% and 7.0% from 2012 to 2015.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
In 2011, we believe we will maintain our overall market share with “big box” home improvement and other retailers. We believe our product mix will change to include more sales of preservative-treated products, offset by a decline in sales of composite decking.
On a long-term basis, it is our goal to achieve sales growth by:
•
Increasing our market share of value-added wood products and preservative-treated products as a result of our national presence, service capabilities that meet stringent customer requirements, diversified product offering, and purchasing leverage.

•
Increasing our sales of wood alternative products, which may take market share from preservative-treated products. Although we expect this trend to continue to some extent, we believe wood products will continue to maintain a dominant market share for the foreseeable future as a result of its cost advantages over wood alternative products.

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
SITE-BUILT CONSTRUCTION MARKET
The Mortgage Bankers Association of America forecasts a 9% increase in national housing starts to an estimated 647,000 starts in 2011. The National Association of Home Builders forecasts starts of 708,000, a 20% increase from 2010. In 2011, we believe we are well-positioned to capture our share of an increase that may occur in housing starts. However, due to recent plant closures to achieve profitability targets our growth may trail the market in 2011.
On a long-term basis, we anticipate growth in our sales to the site-built construction market as market conditions improve and as a result of market share gains as weaker competitors exit the market. In addition, it is our goal to improve our diversification of sales to this market by increasing our sales to the multi-family, light commercial, military and customer home building markets.
MANUFACTURED HOUSING MARKET
The National Association of Home Builders forecasts a 26% increase in manufactured home shipments in 2011. It is our goal to maintain our current market share of trusses produced for the HUD code market. On a long-term basis, we believe the HUD code market will regain a greater share of the single-family market as credit conditions normalize and as consumers seek more affordable housing alternatives.

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
In addition, on a long-term basis, it is our goal to continue to expand our product offering to manufactured housing customers. We may continue to use strategic business acquisitions to help us achieve this goal.
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
GROSS PROFIT
We believe the following factors may impact our gross profits and margins in 2011:
•
Our ability to maintain sales and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.

•
Through at least the first half of 2011 we expect to continue to experience soft demand in each of our markets, which, in turn, may impact our sales prices, capacity utilization, and profitability. In the first half of 2010, our sales to site-built and manufactured housing customers were favorably impacted by government tax credits for housing which have now expired.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS — CONTINUED
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES
Since the third quarter of 2008, as a result of weak market conditions, we have continuously taken actions to close plants to better align our manufacturing capacity with the current business environment and reduce our headcount and certain overhead costs to better align our cost structure with current demand and sales. We expect that these actions will continue to favorably impact our SG&A expenses in 2011. In addition, bonus expense for all salaried employees is based on operating profits and return on investment and will continue to fluctuate based on our operating results.
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
Management expects to spend $30 to $35 million on capital expenditures in 2011 and incur depreciation of approximately $30 million and amortization of intangible assets of approximately $5 million. On December 25, 2010, we had outstanding purchase commitments on capital projects of approximately $2.0 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and cash.
We have no present intention to change our dividend policy, which is currently $0.20 per share paid semi-annually.
Our Board of Directors has approved a share repurchase program, and as of December 25, 2010, we have authorization to buy back approximately 3.0 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at times when our stock price falls to a pre-determined level.
We are also obligated to pay amounts due on long-term debt totaling approximately $0.7 million in 2011.

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
We assessed the effectiveness of our internal control over financial reporting as of December 25, 2010, and management has concluded that as of December 25, 2010, our internal control over financial reporting was effective.
The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows our report.
Universal Forest Products, Inc.
February 22, 2011

Report of Independent Registered Public Accounting Firm
On Internal Control over Financial Reporting
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited Universal Forest Products, Inc. and subsidiaries internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 25, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 25, 2010 and December 26, 2009 and the related consolidated statements of income, shareholder’s equity, and cash flows for each of the three fiscal years in the period ended December 25, 2010 and our report dated February 22, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Grand Rapids, Michigan
February 22, 2011

Report of Independent Registered Public Accounting Firm
On Financial Statements
The Board of Directors and Shareholders of Universal Forest Products, Inc.
We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 25, 2010 and December 26, 2009, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 25, 2010. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 25, 2010 and December 26, 2009, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.
/s/ Ernst & Young LLP
Grand Rapids, Michigan
February 22, 2011

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 25,	December 26,
	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$43,363	$67,410
Accounts receivable, net	126,780	107,383
Inventories:
Raw materials	113,049	89,956
Finished goods	77,341	72,192

Inventory	190,390	162,148
Assets held for sale	2,446
Other current assets	9,742	13,528
Refundable income taxes		10,391
Deferred income taxes	9,278	7,680

TOTAL CURRENT ASSETS	381,999	368,540

OTHER ASSETS	11,455	4,478
GOODWILL	154,702	154,718
INDEFINITE-LIVED INTANGIBLE ASSETS	2,340	2,340
OTHER INTANGIBLE ASSETS, NET	15,933	16,693
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	105,857	107,115
Building and improvements	162,995	161,861
Machinery, equipment and office furniture	245,764	240,904
Construction in progress	3,177	894

PROPERTY, PLANT AND EQUIPMENT, GROSS	517,793	510,774
Less accumulated depreciation and amortization	(295,642)	(280,675)

PROPERTY, PLANT AND EQUIPMENT, NET	222,151	230,099

TOTAL ASSETS	$788,580	$776,868

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$59,481	$49,664
Accrued liabilities:
Compensation and benefits	43,909	48,340
Other	15,792	21,698
Current portion of long-term debt and capital lease obligations	712	673

TOTAL CURRENT LIABILITIES	119,894	120,375

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	54,579	53,181
DEFERRED INCOME TAXES	20,631	21,707
OTHER LIABILITIES	12,300	12,659

TOTAL LIABILITIES	207,404	207,922

SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 19,333,122 and 19,284,587	$19,333	$19,285
Additional paid-in capital	138,573	132,765
Retained earnings	414,108	409,278
Accumulated other comprehensive earnings	4,165	3,633
Employee stock notes receivable	(1,670)	(1,743)

Total controlling interest shareholders’ equity	574,509	563,218
Noncontrolling interest	6,667	5,728

TOTAL SHAREHOLDERS’ EQUITY	581,176	568,946

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$788,580	$776,868

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands, except per share data)

	Year Ended
	December 25,	December 26,	December 27,
	2010	2009	2008

NET SALES	$1,890,851	$1,673,000	$2,232,394

COST OF GOODS SOLD	1,660,896	1,429,336	1,978,193

GROSS PROFIT	229,955	243,664	254,201

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	197,617	200,939	228,557
NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES	2,049	(92)	7,239

EARNINGS FROM OPERATIONS	30,289	42,817	18,405

INTEREST EXPENSE	3,549	4,611	12,088
INTEREST INCOME	(301)	(391)	(829)

NON-OPERATING EXPENSE	3,248	4,220	11,259

EARNINGS BEFORE INCOME TAXES	27,041	38,597	7,146

INCOME TAXES	7,200	13,852	1,686

NET EARNINGS	19,841	24,745	5,460

LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,430)	(473)	(1,117)

NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$17,411	$24,272	$4,343

EARNINGS PER SHARE — BASIC	$0.91	$1.26	$0.23

EARNINGS PER SHARE — DILUTED	$0.89	$1.25	$0.23

WEIGHTED AVERAGE SHARES OUTSTANDING	19,232	19,256	19,074

WEIGHTED AVERAGE SHARES OUTSTANDING WITH COMMON STOCK EQUIVALENTS	19,476	19,468	19,225
See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except share and per share data)

	Controlling Interest Shareholders’ Equity
				Accumulated
				Other
		Additional		Comprehen-	Employees
	Common	Paid-In	Retained	sive	Stock Notes	Noncontrolling
	Stock	Capital	Earnings	Earnings	Receivable	Interest	Total
Balance at December 29, 2007	$18,908	$123,368	$391,253	$4,704	$(1,565)	$10,376	$547,044
Comprehensive earnings:
Net earnings			4,343			1,117
Foreign currency translation adjustment				(2,351)		(1,071)
Total comprehensive earnings							2,038
Capital contribution from noncontrolling interest						419	419
Purchase of additional noncontrolling interest						(844)	(844)
Distributions to noncontrolling interest						(3,654)	(3,654)
Cash dividends — $0.120 per share			(2,284)				(2,284)
Issuance of 174,528 shares under employee stock plans	175	3,030					3,205
Issuance of 3,706 shares under stock grant programs	4	100					104
Issuance of 15,288 shares under deferred compensation plans	15	(15)					—
Received 19,857 shares for the exercise of stock options	(20)	(622)					(642)
Tax benefits from non-qualified stock options exercised		878					878
Expense associated with share-based compensation arrangements		1,136					1,136
Accrued expense under deferred compensation plans		725					725
Issuance of 7,374 shares in exchange for employee stock notes receivable	7	230			(237)		—
Payments received on employee stock notes receivable					101		101

Balance at December 27, 2008	$19,089	$128,830	$393,312	$2,353	$(1,701)	$6,343	$548,226
Comprehensive earnings:
Net earnings			24,272			473
Foreign currency translation adjustment				1,280		85
Total comprehensive earnings							26,110
Capital contribution from noncontrolling interest						14	14
Purchase of additional noncontrolling interest		(853)				(917)	(1,770)
Distributions to noncontrolling interest						(270)	(270)
Cash dividends — $0.260 per share			(5,017)				(5,017)
Issuance of 130,265 shares under employee stock plans	130	2,290					2,420
Issuance of 79,216 shares under stock grant programs	80	29					109
Issuance of 74,229 shares under deferred compensation plans	74	(74)					—
Repurchase of 90,122 shares	(90)		(3,289)				(3,379)
Received 1,602 shares for the exercise of stock options	(2)	(33)					(35)
Tax benefits from non-qualified stock options exercised		730					730
Deferred income tax asset reversal for deferred compensation plans		(518)					(518)
Expense associated with share-based compensation arrangements		1,597					1,597
Accrued expense under deferred compensation plans		646					646
Issuance of 3,721 shares in exchange for employee stock notes receivable	4	121			(125)		—
Payments received on employee stock notes receivable					83		83

Balance at December 26, 2009	$19,285	$132,765	$409,278	$3,633	$(1,743)	$5,728	$568,946
Comprehensive earnings:
Net earnings			17,411			2,430
Foreign currency translation adjustment				532		235
Total comprehensive earnings							20,608
Capital contribution from noncontrolling interest						450	450
Purchase of additional noncontrolling interest		(295)				(932)	(1,227)
Distributions to noncontrolling interest						(1,244)	(1,244)
Cash dividends — $0.400 per share			(7,727)				(7,727)
Issuance of 111,258 shares under employee stock plans	111	2,222					2,333
Issuance of 73,857 shares under stock grant programs	74	140					214
Issuance of 9,046 shares under deferred compensation plans	9	(9)					—
Repurchase of 144,900 shares	(145)		(4,854)				(4,999)
Tax benefits from non-qualified stock options exercised		598					598
Expense associated with share-based compensation arrangements		2,418					2,418
Accrued expense under deferred compensation plans		776					776
Issuance of 1,298 shares in exchange for employee stock notes receivable	1	49			(50)		—
Note receivable adjustment	(2)	(91)			42		(51)
Payments received on employee stock notes receivable					81		81

Balance at December 25, 2010	$19,333	$138,573	$414,108	$4,165	$(1,670)	$6,667	$581,176

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended
	December 25,	December 26,	December 27,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings attributable to controlling interest	$17,411	$24,272	$4,343
Adjustments to reconcile net earnings attributable to controlling interest to net cash from operating activities:
Depreciation	30,429	32,917	37,570
Amortization of intangibles	6,919	8,308	9,797
Expense associated with share-based compensation arrangements	2,418	1,597	1,136
Excess tax benefits from share-based compensation arrangements	(430)	(603)	(171)
Expense associated with stock grant plans	214	109	104
Deferred income taxes (credit)	(2,708)	4,744	(7,747)
Net earnings attributable to noncontrolling interest	2,430	473	1,117
Gain on insurance settlement			(598)
Net loss (gain) on sale or impairment of property, plant and equipment	1,239	(773)	7,062
Changes in:
Accounts receivable	(18,428)	31,071	4,287
Inventories	(24,946)	31,522	42,922
Accounts payable	9,646	(862)	(33,490)
Accrued liabilities and other	5,143	(5,901)	8,882

NET CASH FROM OPERATING ACTIVITIES	29,337	126,874	75,214

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(26,950)	(15,604)	(18,944)
Investment in joint venture		(659)
Acquisitions, net of cash received	(6,529)		(23,338)
Proceeds from sale of property, plant and equipment	835	11,724	30,367
Purchase of product technology and non-compete agreement	(4,589)
Advances on notes receivable	(5,780)	(14)	(997)
Collections on notes receivable	227	171	556
Insurance proceeds		1,023	800
Other, net	13	30	189

NET CASH FROM INVESTING ACTIVITIES	(42,773)	(3,329)	(11,367)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving credit facilities	2,109	(30,257)	(24,148)
Repayment of long-term debt	(744)	(19,207)	(80,824)
Borrowings of long-term debt		800
Proceeds from issuance of common stock	2,333	2,420	2,957
Purchase of additional noncontrolling interest	(1,227)	(1,770)
Distributions to noncontrolling interest	(1,244)	(270)	(3,654)
Capital contribution from noncontrolling interest	450	14	419
Dividends paid to shareholders	(7,727)	(5,017)	(2,284)
Repurchase of common stock	(4,999)	(3,379)
Excess tax benefits from share-based compensation arrangements	430	603	171
Other, net	8	(72)	(89)

NET CASH FROM FINANCING ACTIVITIES	(10,611)	(56,135)	(107,452)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(24,047)	67,410	(43,605)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	67,410	—	43,605

CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,363	$67,410	$—

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS -
(CONTINUED)

	Year Ended
	December 25,	December 26,	December 27,
	2010	2009	2008
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest	$3,554	$4,905	$12,418
Income taxes	(1,698)	12,346	(8)

NON-CASH INVESTING ACTIVITIES:
Stock acquired through employees’ stock notes receivable	50	125	237

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	306	338	443
See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
OPERATIONS
We design, manufacture and market wood and wood-alternative products for DIY/retail home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for the site-built construction market, and specialty wood packaging and components and packing materials for various industries. Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, and other building products.
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
FISCAL YEAR
Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2010, 2009, and 2008 relate to the fiscal years ended December 25, 2010, December 26, 2009, and December 27, 2008, respectively. Fiscal years 2010, 2009, and 2008 were comprised of 52 weeks.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The fair value estimates presented herein are based on pertinent information available to management as of December 25, 2010. Although we are not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented herein.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. Cash equivalents totaled approximately $44.1 million and $44.9 million as of December 25, 2010 and December 26, 2009, respectively.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and			Ending
	Balance	Expenses	Deductions*	Collections	Balance
Year Ended December 25, 2010:
Allowance for possible losses on accounts receivable	$2,897	$12,412	$(15,253)	$2,555	$2,611

Year Ended December 26, 2009:
Allowance for possible losses on accounts receivable	$2,440	$23,984	$(24,600)	$1,073	$2,897

Year Ended December 27, 2008:
Allowance for possible losses on accounts receivable	$2,403	$24,734	$(25,453)	$756	$2,440

*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
SELF-INSURANCE RESERVES
We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 25, 2010 and December 26, 2009. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.
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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents the balances of percentage-of-completion and completed contract accounts on December 25, 2010 and December 26, 2009 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2010	2009
Cost and Earnings in Excess of Billings	$3,604	$9,998
Billings in Excess of Cost and Earnings	2,126	8,954
SHIPPING AND HANDLING OF PRODUCT
Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.
LONG-LIVED ASSETS
In accordance with ASC 360, Property, Plant, and Equipment (“ASC 360”), when an indicator of potential impairment exists, we evaluate the recoverability of our long-lived assets by determining whether unamortized balances could be recovered through undiscounted future operating cash flows over the remaining lives of the assets. If the sum of the expected future cash flows was less than the carrying value of the assets, an impairment loss would be recognized for the excess of the carrying value over the fair value.
EARNINGS PER SHARE
Basic earnings per share (“EPS”) is calculated based on the weighted average number of common shares outstanding during the periods presented. Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted and conditional stock grants (see Note I) utilizing the “treasury stock” method.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2010			2009			2008
	Income	Shares	Per	Income	Shares	Per	Income	Shares	Per
	(Num-	(Denom-	Share	(Num-	(Denom-	Share	(Num-	(Denom-	Share
	erator)	inator)	Amount	erator)	inator)	Amount	erator)	inator)	Amount

Net Earnings	$17,411			$24,272			$4,343

EPS — Basic
Income available to common stockholders	17,411	19,232	$0.91	24,272	19,256	$1.26	4,343	19,074	$0.23

Effect of Dilutive Securities
Options		244			212			151

EPS — Diluted
Income available to common stockholders and assumed options exercised	$17,411	19,476	$0.89	$24,272	19,468	$1.25	$4,343	19,225	$0.23

Options to purchase 10,000, 10,000 and 230,000 shares of common stock were not included in the computation of diluted EPS for 2010, 2009 and 2008, respectively, because the options’ exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.
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
RECLASSIFICATIONS
Certain prior year information has been reclassified to conform to the current year presentation.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
B.	FAIR VALUE
We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows:

	December 25, 2010			December 26, 2009
		Prices			Prices
	Quoted	with		Quoted	with
	Prices in	Other		Prices in	Other
	Active	Observable		Active	Observable
	Markets	Inputs		Markets	Inputs
(in thousands)	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)	Total
Recurring:
Money market funds	$67		$67
Mutual funds:				$883		$883
Domestic stock funds	459		459
International stock funds	408		408
Target funds	119		119
Bond funds	55		55

Total mutual funds	1,108		1,108	883		883
Non-Recurring:
Property, plant and equipment		$1,071	1,071		$1,385	1,385

	$1,108	$1,071	$2,179	$883	$1,385	$2,268

Mutual funds are valued at prices quoted in an active exchange market. Property, plant and equipment are valued based on active market prices and other relevant information for sales of similar assets. We have elected not to apply the fair value option under ASC 825, Financial Instruments, to any of our financial instruments except for those expressly required by U.S. GAAP.
We do not maintain any Level 3 assets or liabilities that would be based on significant unobservable inputs.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
C.	BUSINESS COMBINATIONS
We completed the following business combinations in fiscal 2010 and 2008, which were accounted for using the purchase method (in millions). No business combinations were completed in fiscal 2009.

				Net
Company	Acquisition	Purchase	Intangible	Tangible	Operating
Name	Date	Price	Assets	Assets	Segment	Business Description
Shepherd Distribution Co. (“Shepherd”)	April 29, 2010	$5.9 (asset purchase)	$2.2	$3.7	Distribution Division	Distributes shingle underlayment, bottom board, house wrap, siding, poly film and other products to manufactured housing and RV customers. Headquartered in Elkhart, Indiana, it has distribution capabilities throughout the United States.

						Purchased 100% of the inventory, property, plant and equipment, and intangibles
Service Supply Distribution, Inc. (“Service Supply”)	March 8, 2010	$0.6 (asset purchase)	$0.0	$0.6	Distribution Division	Distributes certain plumbing, electrical, adhesives, flooring, paint and other products to manufactured housing and RV customers. Headquartered in Cordele, Georgia, it has distribution capabilities throughout the United States.

						Purchased 100% of the inventory, property, plant and equipment
D-Stake Mill and Manufacturing Country (“D-Stake”)	June 9, 2008	$7.1 (asset purchase)	$5.1	$2.0	Western Division	Manufactures kiln stickers, lath, stakes, decking, and pallets and pallet components for a variety of industries including manufacturing, retail and agriculture. Plants are located in McMinnville, OR and Independence, OR. Combined 2007 sales were $18.5 million.

						Purchased 100% of the inventory, property, plant and equipment, and intangibles
Shawnlee Construction, LLC (“Shawnlee”)	April 1, 2008	$1.8 (asset purchase)	$1.0	$0.8	Atlantic Division	Provides framing services for multi-family construction in the northeast. Located in Plainville, MA. As of April 1, 2008 we owned a 90% membership interest and have purchased an additional 5% interest each year.
Romano Construction Company, Ltd. (“Romano”)	March 15, 2008	$0.4 (asset purchase)	$0.2	$0.2	Atlantic Division	Provides framing services and is located in Middletown, NY. Purchased 100% of the property, plant and equipment and intangibles
International Wood Industries, Inc. (“IWI”)	February 4, 2008	$14.0 (stock purchase)	$10.6	$3.4	Western Division	Manufactures and distributes industrial products, including specialty boxes, crates, pallets and skids. Headquartered in Turlock, CA with distribution sites in Hawaii and Alaska. 2007 sales were $40.0 million.

						Purchased 100% voting interest

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The amounts assigned to major intangible classes for business combinations mentioned above are as follows (in millions):

				Goodwill -
	Non-compete	Customer	Goodwill	Tax
	agreements	Relationships	- Total	Deductible
Shepherd	$0.5	$1.4	$0.3	$0.3
D-Stake	1.0	1.9	2.2	2.2
Shawnlee	0.3	0.4	0.3	0.3
Romano	0.2
IWI	2.4	5.6	2.6	0.0
The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results are not presented.
D.	ASSETS HELD FOR SALE AND NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT AND EXIT CHARGES
Included in “Assets held for sale” on our Consolidated Balance Sheets is certain property, plant and equipment totaling $2.4 million on December 25, 2010. The assets held for sale consist of certain vacant land and facilities we closed to better align manufacturing capacity with the current business environment. The fair values were determined based on appraisals or recent offers to acquire assets. These and other idle assets were evaluated based on the requirements of ASC 360, which resulted in impairment and other exit charges included in “Net loss (gain) on disposition of assets and other impairment and exit charges” for the years ended December 25, 2010, December 26, 2009 and December 27, 2008, respectively. These amounts include the following, separated by reporting segment (in millions):

	December 25, 2010			December 26, 2009			December 27, 2008
	Eastern			Eastern			Eastern
	and			and			and
	Western	Atlantic	All	Western	Atlantic	All	Western	Atlantic	All
	Divisions	Division	Other	Divisions	Division	Other	Divisions	Division	Other
Severances	$0.6	$0.2		$0.3	$0.4		$0.6	$0.5	$0.3
Property, plant and equipment	0.5	0.1		1.9	0.2	$0.4	2.1	0.7	0.8
Gain on sale of real estate				(3.4)	(0.8)			(0.5)
Notes receivable								1.6
Lease termination				0.1		0.5	0.5
Other intangibles	0.6					0.3	0.6

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The changes in assets held for sale are as follows (in thousands):

	Net Book		Net Sales
Description	Value	Date of Sale	Price
Assets held for sale as of December 27, 2008	$8,296
Additions	1,030
Transfers to held for use	(3,057)
Sale of certain real estate in Woodburn, Oregon	(2,806)	February 6, 2009	$5.2 million
Sale of certain real estate in Dallas, Texas	(2,433)	May 13, 2009	$3.4 million
Sale of certain real estate in Murrieta, California	(1,030)	June 10, 2009	$0.9 million

Assets held for sale as of December 26, 2009	—
Additions	2,446

Assets held for sale as of December 25, 2010	$2,446

In 2009, we transferred certain assets back to held for use because we did not believe we would sell these assets within a year due to difficult economic conditions and competitive factors. Appropriate “catch-up” adjustments were recorded for depreciation associated with the transfer of these assets to held for use.
E.	GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized, but are subject to impairment tests at least annually in accordance with ASC 350, Intangibles-Goodwill and Other. We review the carrying amounts of goodwill and other non-amortizable intangibles by reporting unit to determine if such assets may be impaired. As the carrying amount of these assets are recoverable based upon a discounted cash flow and market approach analysis, no impairment was recognized.
The following amounts were included in other intangible assets, net as of December 25, 2010 and December 26, 2009 (in thousands):

	2010		2009
		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization
Non-compete agreements	$12,569	$(9,214)	$18,162	$(11,182)
Customer relationships	16,219	(9,199)	19,813	(11,643)
Licensing agreements	4,589	(229)
Patents	2,980	(1,782)	2,980	(1,437)

Total	$36,357	$(20,424)	$40,955	$(24,262)

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 10 years
Customer relationship	5 to 8 years
Licensing agreements	10 years
Amortization expense of intangibles totaled $6.9 million, $8.3 million and $9.8 million in 2010, 2009 and 2008, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2011	$5,183
2012	2,918
2013	2,170
2014	1,836
2015	1,612
Thereafter	2,214

Total	$15,933

The changes in the net carrying amount of goodwill and indefinite-lived intangible assets for the years ended December 25, 2010 and December 26, 2009, are as follows (in thousands):

		Indefinite-
		Lived
		Intangible
	Goodwill	Assets
Balance as of December 27, 2008	$156,923	$2,340
Final purchase price allocations	(2,326)
Deferred income tax adjustment	121

Balance as of December 26, 2009	$154,718	$2,340
Acquisitions	309
Final purchase price allocations	(325)

Balance as of December 25, 2010	$154,702	$2,340

F.	DEBT
We have a five-year, $300 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. Cash borrowings are charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 27 to 90 basis points, based upon our financial performance). We are also charged an annual facility fee on the entire amount of the lending commitment (ranging from 8 to 25 basis points, based upon our performance), and a usage premium (ranging from 5 to 12.5 basis points, based upon our performance) at times when borrowings in US Dollars exceed $150 million. The average borrowing rate on this facility was 0.8% in both 2010 and 2009, respectively. The amount outstanding on the revolving credit facility is included in the long-term debt summary below. The revolving credit facility supports letters of credit that we may be required to issue.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Outstanding letters of credit extended on our behalf aggregated $31.3 million on December 25, 2010, which includes approximately $12.4 million related to industrial development revenue bonds. Outstanding letters of credit extended on our behalf aggregated $32.3 million on December 26, 2009, which includes approximately $12.4 million related to industrial development revenue bonds. Letters of credit have terms ranging from one to three years, and include an automatic renewal clause. The letters of credit are charged an annual interest rate ranging from 27 to 90 basis points under the $300 million facility, based upon our financial performance.
Long-term debt and capital lease obligations are summarized as follows on December 25, 2010 and December 26, 2009 (amounts in thousands):

	2010	2009

Series 2002-A Senior Notes Tranche B, due on December 18, 2012, interest payable semi-annually at 6.16%	$40,000	$40,000
Revolving credit facility totaling $300 million due on February 12, 2012, interest due monthly at a floating rate (1.2% on December 25, 2010)	2,109
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.55% on December 25, 2010)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.52% on December 25, 2010)	2,700	2,700
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (0.53% on December 25, 2010)	2,500	2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.51% on December 25, 2010)	3,700	3,700
Capital lease obligations, interest imputed at 5.37%	458	892
Other	524	762

	55,291	53,854
Less current portion	712	673

Long-term portion	$54,579	$53,181

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 25, 2010 and December 26, 2009.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
On December 25, 2010, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2011	$712
2012	42,379
2013
2014
2015
Thereafter	12,200

$55,291

On December 25, 2010, the estimated fair value of our long-term debt, including the current portion, was $55.9 million, which was $0.6 million greater than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.
G.	LEASES
Leased property included in the balance sheet on December 25, 2010 and December 26, 2009 is as follows (in thousands):

	2010	2009
Machinery and equipment	$1,345	$1,345
Less accumulated amortization	(672)	(224)

	$673	$1,121

We lease certain real estate under operating and capital lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable leases on December 25, 2010 are as follows (in thousands):

	Capital	Operating
	Leases	Leases	Total
2011	$472	$7,276	$7,748
2012		3,950	3,950
2013		2,034	2,034
2014		1,423	1,423
2015		1,201	1,201
Thereafter		727	727

Total minimum lease payments	$472	$16,611	$17,083

Less imputed interest	(14)

Present value of minimum lease payments	$458

Rent expense was approximately $13.8 million, $16.7 million, and $19.9 million in 2010, 2009, and 2008, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
H.	DEFERRED COMPENSATION
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
We also maintain a non-qualified deferred compensation plan (the “Plan”) for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $1.1 million and $0.9 million on December 25, 2010 and December 26, 2009, respectively, and are included in “Other Assets.” Related liabilities totaled $5.3 million and $4.9 million on December 25, 2010 and December 26, 2009, respectively, and are included in “Other Liabilities” and “Shareholders’ Equity.” Assets of the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.
I.	COMMON STOCK
On June 1, 1993, our shareholders approved the Incentive Stock Option Plan (the “Plan”) for certain officers of the Company. The remaining options were exercisable within thirty days of the anniversary of the Plan in 2008. There are no options outstanding under the Plan.
In January 1994, the Employee Stock Gift Program was approved by the Board of Directors which allows us to gift shares of stock to eligible employees based on length of service. We gifted shares of stock under this Plan in 2010, 2009, and 2008, and recognized the market value of the shares at the date of issuance as an expense totaling approximately $38,000, $45,000, and $45,000, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan (“2002 Stock Purchase Plan”) to succeed the Employee Stock Purchase Plan originally approved in 1994. In April 2008, our shareholders authorized additional shares to be allocated to the 2002 Stock Purchase Plan. The plan allows eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. In 2010, 2009, and 2008, shares were issued under this Plan for amounts totaling approximately $427,000, $454,000, and $582,000, respectively. The weighted average discounted per share fair value of these shares was $28.56, $29.10, and $25.92, respectively. Upon adoption of ASC 718, Compensation — Stock Compensation, (“ASC 718”), we have expensed the fair value of the compensation associated with these awards, which approximates the discount.
In April 1994, our shareholders approved the Directors’ Retainer Stock Plan (“Stock Retainer Plan”). In April 2007, our shareholders authorized additional shares to be distributed pursuant to this plan. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s Common Shares Outstanding. Shareholders’ equity includes approximately $1.5 million and $1.1 million on December 25, 2010 and December 26, 2009, respectively, for obligations incurred under this Plan. In 2009, distributions totaled approximately $600,000, all of which was paid in shares of our common stock. There were no distributions in 2010 or 2008.
In January 1997, we instituted a Directors’ Stock Grant Program. In lieu of a cash increase in the amount of Directors’ fees, each outside Director receives 100 shares of stock for each board meeting attended up to a maximum of 400 shares per year. In 2010, 2009, and 2008, we issued shares and recognized the market value of the shares on the date of issuance as an expense totaling approximately $102,000, $63,000, and $58,000, respectively.
On April 15, 2009, our shareholders approved an amended and restated Long Term Stock Incentive Plan (the “LTSIP”). The LTSIP reserves 1,000,000 shares, plus a balance of unused shares from prior plans of approximately 1.6 million shares, plus an annual increase of no more than 200,000 shares per year which may be added on the date of the annual meeting of shareholders. The LTSIP provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards. No options were granted under the LTSIP in 2010, 2009 or 2008.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following stock grants are outstanding under the LTSIP:
•
On April 17, 2002, a Conditional Share Grant was made which will grant our Executive Chairman 10,000 shares of common stock immediately upon the satisfaction of the terms and conditions set forth in the grant. Shareholders’ equity includes approximately $245,000 and $245,000 on December 25, 2010 and December 26, 2009, respectively, for this grant.

•	Shares of common stock were issued on February 9, 2009 for Performance Share Grants made on February 3, 2006.

•
On January 16, 2007, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2017, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $66,000 and $49,000 on December 25, 2010 and December 26, 2009, respectively, for this grant.

•
On February 23, 2007, shares were issued into a Deferred Stock Bonus Plan for certain employees. These shares are distributable upon retirement, subject to conditions set forth in the plan. Shareholders’ equity includes approximately $1.0 million on December 25, 2010 and $1.4 million December 26, 2009, respectively, for this grant.

•
On January 16, 2008, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2018, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $32,000 and $21,000 on December 25, 2010 and December 26, 2009, respectively, for this grant.

•
On February 8, 2008, Conditional Share Grants were made which granted certain employees approximately 94,000 shares of common stock on February 15, 2011, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $2.5 million and $1.3 million on December 25, 2010 and December 26, 2009, respectively, for this grant.

•
On January 21, 2009, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2019, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $7,000 and $3,000 on December 25, 2010 and December 26, 2009, respectively, for this grant.

•
On February 1, 2009, approximately 75,000 shares of common stock were issued into a deferred compensation plan for certain employees and independent directors. The shares will be vested on February 1, 2014, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $0.7 million and $0.5 million on December 25, 2010 and December 26, 2009, respectively, for this grant.

•
On January 14, 2010, Conditional Share Grants were made which will grant certain employees 500 shares each of common stock immediately upon vesting in 2020, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $7,000 on December 25, 2010, for this grant.

•
On February 1, 2010, approximately 73,000 shares of common stock were issued into a deferred compensation plan for certain employees and independent directors. The shares will be vested on February 1, 2015, subject to conditions set forth in the grant. Shareholders’ equity includes approximately $0.7 million December 25, 2010, for this grant.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
As of December 25, 2010, a total of approximately 3.1 million shares are reserved for issuance under the plans mentioned above.
On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2,500,000 shares of our common stock. On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program. We repurchased 144,900 and 91,724 shares under this program in 2010 and 2009, respectively. As of December 25, 2010, cumulative total authorized shares available for repurchase is approximately 3.0 million shares.
Common stock activity for 2010, 2009 and 2008 was as follows:

	2010	2009	2008
Shares issued under plan:
Employee Stock Purchase	14,948	15,614	22,474
Stock Option Exercises	96,310	114,651	152,054

Employee stock plans	111,258	130,265	174,528
Stock gift	1,154	1,466	1,606
Executive Stock Grant	67,692	74,750
Conditional Stock Grant	2,011
Directors’ Retainer Stock		23,413
Directors’ Stock Grant	3,000	3,000	2,100

Stock grant plans	73,857	102,629	3,706
Deferred compensation	9,046	50,816	15,288
Stock notes receivable, net	(726)	3,721	7,374
Shares received for exercise of stock options		(1,602)	(19,857)
Stock repurchase	(144,900)	(90,122)

	48,535	195,707	181,039
Beginning common stock	19,284,587	19,088,880	18,907,841

Ending common stock	19,333,122	19,284,587	19,088,880

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
J.	STOCK-BASED COMPENSATION
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
Stock Option Plans
To date, other than certain, relatively nominal conditional share grants, performance share awards and deferred share awards that are permitted under the LTSIP, we have only issued options under the LTSIP. Vesting requirements for awards under this plan will vary by individual grant and, as to outstanding awards, and are subject to time-based vesting. The contractual life of all of the options granted under this plan is no greater than 15 years.
The fair value of each option award is estimated as of the date of grant using the Black-Scholes option pricing model. Expected volatility assumptions used were based on historical volatility of our stock. We utilize historical data to estimate option exercise and employee termination behavior within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate for the expected term of the option award was based on the U.S. Treasury yield curve in effect at the time of the grant. No new option awards were granted in 2010, 2009 or 2008 and therefore no specific valuation assumptions are presented.
The following summary presents information regarding outstanding options as of December 25, 2010 and changes during the period then ended with regard to options under all stock option plans:

			Weighted
		Weighted	Average
	Stock	Average	Remaining	Aggregate
	Under	Exercise Price	Contractual	Intrinsic
	Option	Per Share	Term	Value
Outstanding at December 26, 2009	473,878	$23.34
Exercised	(96,310)	$19.80
Forfeited or expired	(17,571)	$28.60

Outstanding at December 25, 2010	359,997	$24.04	2.35	$5,012,758

Vested or expected to vest at December 25, 2010	197,000	$24.69	2.79	$2,613,885

Exercisable at December 25, 2010	162,997	$23.24	1.82	$2,398,873

The total intrinsic value of options exercised during 2010, 2009 and 2008 was $1.8 million $2.3 million and $2.4 million, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Employee Stock Purchase Plan
In 2010, 2009 and 2008, we issued shares under this plan totaling 14,948, 15,614 and 22,474, respectively. In 2010, 2009 and 2008, the weighted average fair values per share of employee stock purchase rights pursuant to this plan were $5.04, $5.14 and $4.57, respectively. The fair value of the stock purchase rights approximated the difference between the stock price and the employee purchase price.
Directors’ Retainer Stock Plan
We recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as expense and recorded the related obligation in shareholders’ equity. In 2010, 2009 and 2008, we recognized approximately $467,000, $317,000 and $268,000, respectively, in expense for shares issued under this program.
Directors’ Stock Grant Program
In 2010, 2009 and 2008, we recognized the fair market value of the shares issued under this plan, calculated using the number of shares issued and the stock price on the issuance date, as an expense totaling approximately $102,000, $63,000 and $58,000, respectively.
Conditional Share Grant Agreements
In 2010, 2009 and 2008, we recognized the fair value of the awards estimated as of the date of grant. We recognized approximately $112,000, $118,000 and $50,000, respectively, in expense for shares issuable under this program.
All Share-Based Payment Arrangements
The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $1,920,000 and $1,140,000, respectively in 2010. The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $1,252,000 and $724,000, respectively in 2009. The total share-based compensation cost and the related total income tax benefit that has been recognized in results of operations was approximately $820,000 and $255,000, respectively in 2008.
In 2010, 2009 and 2008, cash received from option exercises and share issuances under our plans was $2.3 million, $2.4 million and $3.0 million, respectively. The actual tax benefit realized in 2010, 2009 and 2008 for the tax deductions from option exercises totaled $0.6 million, $0.7 million and $0.9 million, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
K.	RETIREMENT PLANS
We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain non-wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25% of employee contributions in 2010 and 2009, on a discretionary basis, totaling $1.4 million and $1.4 million, respectively. We matched 50% of employee contributions in 2008, on a discretionary basis, totaling $3.5 million. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.
On July 14, 2010, the compensation committee of the board of directors approved a retirement plan for officers whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $1.4 million is accrued in other liabilities for this plan at December 25, 2010.
L.	INCOME TAXES
Income tax provisions for the years ended December 25, 2010, December 26, 2009, and December 27, 2008 are summarized as follows (in thousands):

	2010	2009	2008
Currently Payable:
Federal	$4,762	$4,411	$5,566
State and local	1,768	1,452	915
Foreign	3,344	2,602	3,169

	9,874	8,465	9,650
Net Deferred:
Federal	384	4,868	(5,768)
State and local	(689)	337	(1,951)
Foreign	(2,369)	182	(245)

	(2,674)	5,387	(7,964)

	$7,200	$13,852	$1,686

The components of earnings before income taxes consist of the following:

	2010	2009	2008

U.S.	$16,115	$29,806	$(702)
Foreign	10,926	8,791	7,848

Total	$27,041	$38,597	$7,146

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	2.4	1.9	(1.3)
Effect of noncontrolling owned interest in earnings of partnerships	(1.8)	0.1	(2.2)
Manufacturing deduction	(1.6)	(0.8)	(4.0)
Research and development tax credits	(1.4)	(1.8)	(14.0)
Change in valuation allowance	(10.5)	(1.4)	1.1
Nondeductible amortization of goodwill	1.6	1.2	5.7
Meals and entertainment	1.6	1.1	6.6
Other, net	1.3	0.6	(3.3)

Effective income tax rate	26.6%	35.9%	23.6%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 25, 2010 and December 26, 2009 are as follows (in thousands):

	2010	2009
Employee benefits	$6,626	$5,189
Foreign subsidiary net operating loss	1,350	1,782
Accrued expenses	3,855	3,769
Other, net	3,836	3,764

Gross deferred income tax assets	15,667	14,504
Valuation allowance		(2,712)

Deferred income tax assets	15,667	11,792

Depreciation	(17,762)	(17,522)
Intangibles	(9,269)	(7,799)
Inventory	148	(421)
Other, net	(137)	(77)

Deferred income tax liabilities	(27,020)	(25,819)

Net deferred income tax liability	$(11,353)	$(14,027)

At the end of 2009, the valuation allowance consists of a net operating loss carryforward we have for a wholly-owned subsidiary. As a result of cumulative historical losses of this subsidiary, our ability to realize a future benefit from this loss carryforward was in doubt, therefore, we established an allowance for the entire amount of the future benefit. The allowance was removed in 2010 as a result of increased profitability in this subsidiary. This carryforward will expire at the end of 2027.

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
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2010	2009
Gross unrecognized tax benefits beginning of year	$10,311	$11,034
(Decrease) Increase in tax positions for prior years	(7,124)	116
Increase in tax positions for current year	278	512
Settlements with taxing authorities	(1,565)	(778)
Lapse in statute of limitations	(427)	(573)

Gross unrecognized tax benefits end of year	$1,473	$10,311

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $1.5 million and $10.3 million at December 25, 2010 and December 26, 2009, respectively. We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.2 million and $0.3 million at December 25, 2010 and December 26, 2009, respectively.
We file income tax returns in the United States and in various state, local and foreign jurisdictions. During 2010, the Internal Revenue Service examination for tax years 2004 — 2008 was resolved. For the majority of state and foreign jurisdictions, we are no longer subject to income tax examinations for years before 2004. A number of state and local examinations are currently ongoing. It is possible that these examinations may be resolved within the next twelve months. Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, it is reasonably possible that our gross unrecognized tax benefits may change within the next twelve months by a range of $0.3 million to $1.0 million.
N.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES
We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, UFP Insurance Ltd., a licensed captive insurance company.
We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Environmental reserves, calculated with no discount rate, have been established to cover remediation activities at our affiliates’ wood preservation facilities in Stockertown, PA; Elizabeth City, NC; Auburndale, FL; Gordon, PA; Janesville, WI; and Medley, FL. In addition, a reserve was established for our affiliate’s facility in Thornton, CA to remove certain lead containing materials which existed on the property at the time of purchase. During 2009, a subsidiary entered into a consent order with the State of Florida to conduct additional testing at the Auburndale, FL facility. We admitted no liability and the costs are not expected to be material.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
On a consolidated basis, we have reserved approximately $3.4 million on December 25, 2010 and $4.3 million on December 26, 2009, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.
From time to time, various special interest environmental groups have petitioned certain states requesting restrictions on the use or disposal of CCA treated products. The wood preservation industry trade groups are working with the individual states and their regulatory agencies to provide an accurate, factual background which demonstrates that the present method of uses and disposal is scientifically supported. Our affiliates market a modest amount of CCA treated products for permitted, non-residential applications.
We have not accrued for any potential loss related to the contingencies above. However, potential liabilities of this nature are not conducive to precise estimates and are subject to change.
In addition, on December 25, 2010, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.
On December 25, 2010, we had outstanding purchase commitments on capital projects of approximately $2.0 million.
We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material. We distribute products manufactured by other companies, some of which are no longer in business. While we do not warrant these products, we have received claims as a distributor of these products when the manufacturer no longer exists or has the ability to pay. Historically, these costs have not had a material affect on our consolidated financial statements.
In certain cases we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 25, 2010, we had approximately $13.5 million in outstanding payment and performance bonds, which expire during the next two years. In addition, approximately $29.8 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
We have entered into operating leases for certain assets that include a guarantee of a portion of the residual value of the leased assets. If, at the expiration of the initial lease term, we do not exercise our option to purchase the leased assets and these assets are sold by the lessor for a price below a predetermined amount, we will reimburse the lessor for a certain portion of the shortfall. These operating leases will expire periodically over the next three years. The estimated maximum aggregate exposure of these guarantees is approximately $0.6 million.
On December 25, 2010 we had outstanding letters of credit totaling $31.3 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.
In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $19.0 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.
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
Many of our wood treating operations utilize “Subpart W” drip pads, defined as hazardous waste management units by the EPA. The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste. Closure involves identification and disposal of contaminants which are required to be removed from the facility. The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.7 million. As a result, this amount is recorded in other long-term liabilities on December 25, 2010.
We did not enter into any new guarantee arrangements during 2010 which would require us to recognize a liability on our balance sheet.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
O.	CONSULTING & NON-COMPETE AGREEMENTS
On December 17, 2007 we entered into a consulting and non-compete agreement with our former CEO which provides for monthly payments for a term of three years that began upon retirement from Universal Forest Products, Inc. The present value of the vested portion of the non-compete payments totaling approximately $1.1 million and $1.8 million at December 25, 2010 and December 26, 2009, respectively, is accrued in other liabilities.
On December 31, 2007 the former President of Universal Forest Products Western Division, Inc. retired as an employee of Universal Forest Products, Inc., and we entered into an agreement with him which provides for monthly payments for a term of three years. The present value of these payments totaled approximately $0.4 million at December 26, 2009 and was recorded in other liabilities. This obligation has been paid in full at December 25, 2010.
P.	SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

During 2010, we undertook a reorganization of our former Eastern division operating segment that occurred in two stages. The first stage involved a management restructuring whereby the division was divided into Northern and Southern operating segments during the first quarter of fiscal 2010. This realignment was further refined commencing on December 25, 2010 with a reorganization of the Northern and Southern operating segments into newly created Eastern and Atlantic divisions to better align management oversight with strategic growth opportunities and operational initiatives.

Our operating segments consist of the Eastern, Western, Atlantic, Consumer Products and Distribution divisions. In accordance with ASC 280, due to the similar economic characteristics, nature of products, distribution methods, and customers, we have aggregated our Eastern and Western operating segments into one reportable segment. The Atlantic division is considered a separate reportable segment. Our other divisions do not collectively form a reportable segment because their respective operations are dissimilar and they do not meet the applicable quantitative requirements. These operations have been included in the “All Other” column of the table below.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED

	2010
	Eastern
	and
	Western	Atlantic		All
	Divisions	Division	Corporate	Other	Total
Net sales to outside customers	$1,282,294	$469,448	$—	$139,109	$1,890,851
Intersegment net sales	85,076	36,593	—	45,173	166,842
Interest expense	424	44	3,081	—	3,549
Amortization expense	4,492	96	—	2,331	6,919
Depreciation expense	17,147	5,501	4,710	3,071	30,429
Segment operating profit	23,389	6,654	(1,155)	1,401	30,289
Segment assets	459,048	152,711	96,245	80,576	788,580
Capital expenditures	12,150	2,448	7,754	4,598	26,950

	2009
	Eastern
	and
	Western	Atlantic		All
	Divisions	Division	Corporate	Other	Total
Net sales to outside customers	$1,160,216	$409,661	$—	$103,123	$1,673,000
Intersegment net sales	75,347	35,501	—	33,058	143,906
Interest expense	523	30	4,005	53	4,611
Amortization expense	4,874	750	—	2,684	8,308
Depreciation expense	18,948	6,301	4,588	3,080	32,917
Segment operating profit	34,870	4,194	(2,092)	5,845	42,817
Segment assets	442,138	152,570	113,990	68,170	776,868
Capital expenditures	6,334	962	3,427	4,881	15,604

	2008
	Eastern
	and
	Western	Atlantic		All
	Divisions	Division	Corporate	Other	Total
Net sales to outside customers	$1,539,152	$575,823	$—	$117,419	$2,232,394
Intersegment net sales	88,877	60,618	—	26,765	176,260
Interest expense	1,235	110	10,685	58	12,088
Amortization expense	4,755	2,105	—	2,937	9,797
Depreciation expense	22,166	6,796	5,024	3,584	37,570
Segment operating profit	9,704	4,614	5,462	(1,375)	18,405
Segment assets	503,531	180,590	58,762	73,136	816,019
Capital expenditures	9,702	2,526	4,279	2,437	18,944
In 2010, 2009, and 2008, 28%, 32%, and 27% of net sales, respectively, were to a single customer.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
Information regarding principal geographic areas was as follows (in thousands):

	2010		2009		2008
		Long-Lived		Long-Lived		Long-Lived
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$1,844,289	$373,709	$1,630,763	$374,831	$2,170,933	$418,603
Foreign	46,562	16,076	42,237	18,688	61,461	16,508

Total	$1,890,851	$389,785	$1,673,000	$393,519	$2,232,394	$435,111

Sales generated in Canada and Mexico are primarily to customers in the United States of America.
The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2010	58.6%	41.4%
2009	59.4%	40.6%
2008	60.4%	39.6%
Value-added product sales consist of fencing, decking, lattice, and other specialty products sold to the DIY/retail market, specialty wood packaging, engineered wood components, and wood-alternative products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood-alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 25,	December 26,	December 27,
	2010	2009	2008
Value-Added Sales
Trusses — site-built, modular and manufactured housing	$167,165	$160,242	$365,155
Fencing	162,314	167,311	194,029
Decking and railing — composite, wood and other	162,699	156,400	167,722
Turn-key framing and installed sales	117,340	98,785	103,149
Industrial packaging and components	142,369	130,593	147,605
Engineered wood products (eg. LVL; i-joist)	46,069	35,386	57,631
Manufactured brite and other lumber	50,540	40,224	64,552
Wall panels	26,093	25,774	31,101
Outdoor DIY products (eg. stakes; landscape ties)	46,610	42,745	51,565
Construction and building materials (eg. door packages; drywall)	73,629	35,990	49,437
Lattice — plastic and wood	45,819	47,304	43,895
Manufactured brite and other panels	37,046	28,427	34,326
Siding, trim and moulding	19,469	20,384	28,879
Hardware	12,204	11,544	15,134
Manufactured treated lumber	11,706	12,535	14,354
Manufactured treated panels	4,562	2,991	4,904
Other	92	135	459

Total Value-Added Sales	1,125,726	1,016,770	1,373,897

Commodity-Based Sales
Non-manufactured brite and other lumber	315,634	255,836	384,268
Non-manufactured treated lumber	305,756	296,936	345,211
Non-manufactured brite and other panels	147,845	116,645	138,448
Non-manufactured treated panels	21,330	21,373	24,534
Other	5,851	4,805	7,833

Total Commodity-Based Sales	796,416	695,595	900,294

Total Gross Sales	1,922,142	1,712,365	2,274,191
Sales allowances	(31,291)	(39,365)	(41,797)

Total Net Sales	$1,890,851	$1,673,000	$2,232,394

Q.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks) during the years ended December 25, 2010 and December 26, 2009 (in thousands, except per share data):

	First		Second		Third		Fourth
	2010	2009	2010	2009	2010	2009	2010	2009
Net sales	$392,958	$361,722	$638,635	$514,945	$480,574	$457,768	$378,685	$338,565
Gross profit	51,634	46,821	77,886	82,485	54,415	69,263	46,021	45,095
Net earnings (loss)	1,720	(1,163)	14,468	16,455	3,198	10,260	455	(807)
Net earnings (loss) attributable to controlling interest	987	(1,207)	13,716	16,088	2,584	10,054	124	(663)
Basic earnings (loss) per share	0.05	(0.06)	0.71	0.84	0.13	0.52	0.01	(0.03)
Diluted earnings (loss) per share	0.05	(0.06)	0.70	0.83	0.13	0.51	0.01	(0.03)

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — CONTINUED
R.	SUBSEQUENT EVENTS
On February 1, 2011, an approved stock grant was made for certain employees and independent directors which will grant shares of common stock immediately upon the satisfaction of certain terms and conditions. We estimate that we will recognize total expense of approximately $2.6 million over the next five years for this grant.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS
Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2010	High	Low
Fourth Quarter	39.01	27.84
Third Quarter	33.09	25.76
Second Quarter	46.63	30.36
First Quarter	40.00	31.84

Fiscal 2009	High	Low
Fourth Quarter	42.32	34.00
Third Quarter	47.78	30.24
Second Quarter	37.50	25.53
First Quarter	29.98	19.01
There were approximately 1,090 shareholders of record as of January 31, 2011.
In 2010, we paid dividends on our common stock of $0.200 per share each in June and December. In 2009, we paid dividends on our common stock of $0.060 per share in June and $0.200 per share in December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH
The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 31, 2005, and reinvestment of dividends in all cases.
The companies included in our self-determined industry peer group are as follows:

Bluelinx Holdings Inc.	Louisiana-Pacific Corp.
Builders FirstSource, Inc.
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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie	Michael B. Glenn
Chairman of the Board	Chief Executive Officer
Universal Forest Products, Inc.

Michael B. Glenn	Patrick M. Webster
President and Chief Executive Officer	President and Chief Operating Officer
Universal Forest Products, Inc.

Dan M. Dutton	Michael R. Cole
Chairman of the Board	Chief Financial Officer and Treasurer
Stimson Lumber Co.

John M. Engler	Robert D. Coleman
President and Chief Executive Officer	Executive Vice President Manufacturing
National Association of Manufacturers

John W. Garside	C. Scott Greene
President and Treasurer	President
Woodruff Coal Company	UFP Eastern Division

Gary F. Goode, CPA	Allen T. Peters
Chairman	President
Titan Sales & Consulting, LLC	UFP Western Division

Mark A. Murray	Robert W. Lees
President	President
Meijer, Inc.	UFP Atlantic Division

William R. Payne	Ronald G. Klyn
Chief of Staff	Chief Information Officer
Alticor, Inc.

Louis A. Smith	Matthew J. Missad
President	Executive Vice President and Secretary
Smith and Johnson, Attorneys, P.C.

Bruce A. Merino	Joseph F. Granger
Executive Vice President of Sales and Marketing

Michael F. Mordell
Executive Vice President of Purchasing

Shareholder Information
ANNUAL MEETING
The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 13, 2011, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.
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
Facsimile: (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES
Locations:
Ashburn, GA
Auburndale, FL
Bayamon, Puerto Rico
Belchertown, MA
Berlin, NJ
Blanchester, OH
Burlington, NC
Burleson, TX
Chaffee, NY
Chandler, AZ
Chesapeake, VA
Clinton, NY
Conway, SC
Cordele, GA
Denver, CO
Durango, Durango, Mexico
Eatonton, GA
Elizabeth City, NC
Elkhart, IN
Emlenton, PA
Evans City, PA
Gordon, PA
Grandview, TX
Grand Rapids, MI
Granger, IN
Greene, ME
Haleyville, AL
Harrisonville, MO
Hillsboro, TX
Houston, TX
Hudson, NY
Hutchinson, MN
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
White Pigeon, MI
Windsor, CO
Woodburn, OR