Form 10-K, Exhibit 13
period 2011-12-31
UNIVERSAL FOREST PRODUCTS INC
filed 2012-03-14
CIK 912767

EXHIBIT 13

UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION

Table of Contents

Selected Financial Data	2

Management's Discussion and Analysis of Financial Condition and Results of Operations	3 - 22

Management's Annual Report on Internal Control Over Financial Reporting	23

Report of Independent Registered Public Accounting Firm	24

Report of Independent Registered Public Accounting Firm	25

Consolidated Balance Sheets as of December 31, 2011and December 25, 2010	26

Consolidated Statements of Earnings for the Years Ended December 31, 2011, December 25, 2010, and December 26, 2009	27

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2011, December 25, 2010, and December 26, 2009	28 - 29

Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, December 25, 2010, and December 26, 2009	30 - 31

Notes to Consolidated Financial Statements	32 - 56

Price Range of Common Stock and Dividends	57

Stock Performance Graph	58

Directors and Executive Officers	59

Shareholder Information	60

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2011	2010	2009	2008	2007
Consolidated Statement of Earnings Data
Net sales	$1,822,336	$1,890,851	$1,673,000	$2,232,394	$2,513,178
Gross profit	199,727	229,955	243,664	254,201	309,029
Earnings before income taxes	8,845	27,041	38,597	7,146	38,609
Net earnings attributable to controlling interest	4,549	17,411	24,272	4,343	21,045
Diluted earnings per share	$0.23	$0.89	$1.25	$0.23	$1.09
Dividends per share	$0.400	$0.400	$0.260	$0.120	$0.115
Weighted average shares outstanding with common stock equivalents	19,533	19,476	19,468	19,225	19,362

Consolidated Balance Sheet Data
Working capital(1)	$225,399	$263,578	$248,165	$230,308	$337,800
Total assets	764,007	789,396	776,868	802,682	935,740
Total debt and capital lease obligations	52,470	55,291	53,854	101,174	206,071
Shareholders' equity	582,599	581,176	568,946	548,226	547,044

Statistics
Gross profit as a percentage of
net sales	11.0%	12.2%	14.6%	11.4%	12.3%
Net earnings attributable to controlling interest as a percentage of net sales	0.3%	0.9%	1.5%	0.2%	0.8%
Return on beginning equity(2)	0.8%	3.1%	4.4%	0.8%	4.0%
Current ratio	2.70	3.21	3.06	2.68	3.39
Debt to equity ratio	0.09	0.10	0.09	0.18	0.38
Book value per common share(3)	$29.69	$30.06	$29.50	$28.72	$28.93

(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Universal Forest Products, Inc. (“the Company”) is a holding company that provides capital, management and administrative resources to subsidiaries that design, manufacture and market wood and wood-alternative products for retail building materials home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for the residential construction market, and specialty wood packaging and components and packing materials for various industries. The Company’s subsidiaries also provide framing services for the residential market and forming products for concrete construction. The Company's consumer products operations offer a large portfolio of outdoor living products, including wood composite decking, decorative balusters, post caps and plastic lattice. Its lawn and garden group offers an array of products, such as trellises and arches, to retailers nationwide. The Company is headquartered in Grand Rapids, Michigan, and its subsidiaries operate facilities throughout North America. For more about Universal Forest Products, Inc., go to www.ufpi.com.

Please be aware that: Any statements included in this report that are not historical facts are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by, and information currently available to, the Company at the time such statements were made. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: adverse lumber market trends, competitive activity, negative economic trends, government regulations and weather. Certain of these risk factors and additional information are included in the Company's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission.  We are pleased to present this overview of 2011.

OVERVIEW

Our results for 2011 were impacted by the following:

●
Our results for 2011 include one extra week of activity, a 53-week year compared to a 52-week year in 2010.  This additional week added an additional $16 million in sales to 2011.  An additional week of cost of goods sold and expenses also impacted our results for 2011 compared to 2010.

●
Our overall unit sales increased 2% primarily due to increases in unit sales to our commercial construction and concrete forming and industrial markets, offset by a decline in unit sales to our residential construction and retail building materials markets.  During 2011, we believe we gained additional share of the concrete forming and industrial markets we serve.  These share gains were achieved by adding many new customers.  We believe we have maintained our share of the retail building materials market based on the number of stores we serve of our customers compared to last year.  We have also maintained our share of the manufactured housing market in the product lines we offer.  Finally, within the last 18 months we closed several plants that supply the residential construction market in order to achieve profitability and cash flow goals.  Consequently, we believe that these actions temporarily caused us to lose some market share in 2011.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●
We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market").  In 2011, the overall Lumber Market and Southern Yellow Pine (“SYP”) market were down 3.9% and 11.2%, respectively, compared to 2010.  We estimate that lower lumber prices and competitive price pressure reduced our overall selling prices by approximately 5% comparing 2011 and 2010.

•
The retail building materials market has been adversely impacted by a decline in consumer demand attributed to several factors, including high unemployment rates, tighter credit availability, and home values which continue to decline in many parts of the country.  The primary products we sell to this market include decking, fencing and other outdoor specialty products used in higher cost home improvement projects.

●	National housing starts increased approximately 2% in the period from December 2010 through November of 2011 (our sales trail housing starts by about a month), compared to the same period of 2010.

●	Shipments of HUD code manufactured homes were up 1% in the period from January through November of 2011 compared to the same period of 2010.

●
Our gross profit percentage decreased to 11.0% from 12.2% comparing 2011 to 2010.  In addition, our gross profit dollars decreased by 13% comparing 2011 to 2010, which compares unfavorably to our 2% increase in unit sales.  The decline in our gross margin and profitability was due to several factors.

●	Inclement weather in the first quarter resulted in many lost production days and adversely impacted our efficiencies and profitability.
●
Gross margins on sales to the retail building materials market declined primarily due to an increase in material costs as a percentage of sales to this market.  This was primarily due to the Lumber Market, which decreased 11 consecutive weeks from the end of March 2011 through the end of May 2011, our busiest selling season of the year.  As a result, this adversely impacted our gross margins on products whose prices were indexed to the current Lumber Market at the time they are sold.  Conversely, we were selling into a rising Lumber Market from January through most of May of 2010, which increased our gross margins on these products.

●
A decline in sales to our retail building materials and residential construction markets adversely impacted our margins due to fixed manufacturing costs.  In addition, as these markets have contracted, competitive pricing pressure has become greater and adversely impacted 2011 margins.

●	We recorded a $2 million loss during the second quarter on a construction project.
●	Freight costs as a percentage of sales increased primarily due to higher year over year fuel prices and rates charged by carriers due to a shortage of capacity.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●
On June 20, 2011 our chief executive officer resigned and we entered into a consulting and non-competition agreement with him.  We accrued for the present value of the future payments under the agreement totaling $2.6 million in June 2011.

●	We recorded a $2.5 million impairment charge in the fourth quarter related to the value of real estate of certain idle plants.

●	In the fourth quarter of 2010, we eliminated a valuation allowance we had recorded against a deferred tax asset totaling approximately $2.3 million.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2011	2010	2009
January	$301	$264	$198
February	296	312	199
March	294	310	195
April	275	351	208
May	259	333	198
June	262	267	222
July	269	251	238
August	265	245	239
September	262	250	236
October	261	254	235
November	257	275	245
December	267	279	252
Annual average	$272	$283	$222
Annual percentage change	(3.9%)	27.5%

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below.  Sales of products produced using this species may comprise up to 50% of our sales volume.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

	Random Lengths SYP
	Average $/MBF
	2011	2010	2009
January	$282	$269	$241
February	289	331	233
March	290	337	232
April	266	382	241
May	254	374	231
June	246	293	236
July	253	264	253
August	263	249	241
September	239	252	244
October	244	249	242
November	248	262	247
December	256	260	250
Annual average	$261	$294	$241
Annual percentage change	(11.2%)	22.0%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING PROFITS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market").  We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide.  As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.  Lumber costs are a significant percentage of our cost of goods sold.

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

●
Products with fixed selling prices.  These products include value-added products such as decking and fencing sold to retail building materials customers, as well as trusses, wall panels and other components sold to the residential construction market, and most industrial packaging products.  Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity.  In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs for these sales commitments with our suppliers.  Also, the time period and quantity limitations generally allow us to re-price our products for changes in lumber costs from our suppliers.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●
Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits.  These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry.  For these products, we estimate the customers' needs and carry anticipated levels of inventory.  Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins.  For these products, our margins are exposed to changes in the trend of lumber prices.  As a result of the decline in the housing market and our sales to residential and commercial builders, a greater percentage of our sales fall into this general pricing category.  Consequently, we believe our profitability may be impacted to a much greater extent to changes in the trend of lumber prices.

Changes in the trend of lumber prices have their greatest impact on the following products:

●
Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market.  In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 17% of our total sales.  This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover.  We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs.  However, these currently comprise only 5% of our total inventory on December 31, 2011. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

●
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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

BUSINESS COMBINATIONS AND ASSET PURCHASES

See Notes to Consolidated Financial Statements, Note C, "Business Combinations."

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 31, 2011	December 25, 2010	December 26, 2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.0	87.8	85.4
Gross profit	11.0	12.2	14.6
Selling, general, and administrative expenses	10.0	10.5	12.0
Net loss (gain) on disposition of assets and other impairment and exit charges	0.4	0.1	(0.0)
Earnings from operations	0.7	1.6	2.6
Interest, net	0.2	0.2	0.3
Earnings before income taxes	0.5	1.4	2.3
Income taxes	0.2	0.4	0.8
Net earnings	0.3	1.1	1.5
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)	(0.0)
Net earnings attributable to controlling interest	0.2%	0.9%	1.5%

Note: Actual percentages are calculated and may not sum to total due to rounding.

GROSS SALES

We design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for the residential and commercial construction industry, and specialty wood packaging, components and packing materials for various industries.  Our strategic long-term sales objectives include:

●
Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users, increasing our penetration of the concrete forms market, increasing our sales of engineered wood components for custom home, multi-family and light commercial construction, and increasing our market share with independent retailers.

●	Expanding geographically in our core businesses, domestically and internationally.

●
Increasing sales of "value-added" products. Value-added product sales primarily consist of fencing, decking, lattice, and other specialty products sold to the retail building materials market, specialty wood packaging, engineered wood components, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems.  Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●	Developing new products and expanding our product offering for existing customers.

●	Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
Market Classification	December 31, 2011	% Change	December 25, 2010	% Change	December 26, 2009
Retail Building Materials	$838,994	(8.5)	$916,469	2.9	$890,691
Residential Construction	203,217	(15.8)	241,314	15.0	209,919
Commercial Construction and Concrete Forming	77,503	13.7	68,183	(4.7)	71,573
Industrial	493,038	9.5	450,407	27.2	354,004
Manufactured Housing	244,662	(0.5)	245,769	32.0	186,178
Total Gross Sales	1,857,414	(3.4)	1,922,142	12.3	1,712,365
Sales Allowances	(35,078)		(31,291)		(39,365)
Total Net Sales	$1,822,336	(3.6)	$1,890,851	13.0	$1,673,000

Note: In the second quarter of 2011, we made changes to our customer market classifications to improve our reporting by better aligning our customer market designations with available industry reporting and end market research. In addition, certain customers have been reclassified to a different market in subsequent periods. Prior year information has been restated to reflect these changes.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2011 versus 2010	-3%	-5%	2%
2010 versus 2009	12%	7%	5%
2009 versus 2008	-25%	-6%	-19%

Gross sales in 2011 decreased 3% compared to 2010 primarily due to an estimated 5% decrease in overall selling prices, while overall unit sales increased by 2%.  Our overall selling prices decreased as a result of the Lumber Market (see “Historical Lumber Prices”) and competitive price pressure. While unit sales had declined in the first six months of the year due to weak end market demand, particularly in our retail building materials market, unit sales rebounded in the fourth quarter due to our industrial and manufactured housing markets and our extra week of sales (see “Overview”).

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Gross sales in 2010 increased 12% compared to 2009 primarily due to an estimated 5% increase in unit sales and a 7% increase in overall selling prices.  We estimate that our unit sales increased 2% as a result of business acquisitions and new plants, increased 5% as a result of existing operations, and declined 2% due to operations we recently closed.  Our overall selling prices increased as a result of the Lumber Market.

Changes in our sales by market are discussed below.

Retail Building Materials:

Gross sales to the retail building materials market decreased 8% in 2011 compared to 2010 primarily due to an estimated 3% decrease in overall unit sales and a 5% decrease in overall selling prices due to the Lumber Market and competitive price pressure due to excess supplier capacity.  We believe unit sales declined due to a decrease in consumer spending for “big ticket” building materials products such as decking and fencing.  As unemployment remains high and housing projects have decreased, we believe many homeowners have delayed plans for these projects.  In addition, our sales of composite decking decreased as we are preparing to launch a new product in 2012.

Gross sales to the retail building materials market increased 3% in 2010 compared to 2009 primarily due to an estimated increase in overall selling prices due to the Lumber Market, offset by an estimated decrease in overall unit sales.  Unit sales declined due to a decrease in consumer spending which is evidenced by a drop in same store sales reported by our “big box” customers.

Residential Construction:

Gross sales to the residential construction market decreased 16% in 2011 compared to 2010 due to an estimated 11% decrease in selling prices and a 5% decrease in unit sales.  Unit sales declined 13% as a result of operations we have recently closed, offset by an estimated 8% increase in unit sales out of existing plants that were operating in both periods.  By comparison, national housing starts increased approximately 2% in the period from December 2010 through November of 2011 (our sales trail housing starts by about a month), compared to the same period of 2010.  Increased unit sales out of existing plants were primarily due to our increased penetration of the multi-family market.

Gross sales to the residential construction market increased 15% in 2010 compared to 2009, due to an increase in unit sales and an increase in selling prices primarily due to the Lumber Market.  Our unit sales increased as a result of increases from new plants and existing operations.  National housing starts increased approximately 6% for 2010 compared to the same period of 2009.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Commercial Construction and Concrete Forming:

Gross sales to the commercial construction and concrete forming market increased 14% in 2011 compared to 2010.  Volume increased as a result of adding several large commercial accounts and continuing to gain share of the concrete forming market.

Gross sales to the commercial construction and concrete forming market decreased 5% in 2010 compared to 2009.  This decrease was primarily due to several plant closure actions taken in order to achieve profitability and cash flow objectives.  These operations served the commercial and residential construction markets.  Our sales to the concrete forming customers increased in 2010 compared to 2009.

Industrial:

Gross sales to the industrial market increased 9% in 2011 compared to the same period of 2010, due to an estimated 12% increase in unit sales offset by an estimated 3% decrease in selling prices.  We added many new customers in 2011 which allowed us to continue to add market share and grow unit sales.  Unit sales to existing customers increased an estimated 12%.

Gross sales to the industrial market increased 27% in 2010 compared to the same period of 2009, due to increases in unit sales and selling prices.  The industrial market improved as the U.S. economy showed signs of recovery, but more significantly, we have been able to continue to gain market share due, in part, to adding many new customers.

Manufactured Housing:

Gross sales to the manufactured housing market remained flat in 2011 compared to the same period of 2010 primarily due to an estimated 3% decrease in selling prices due to the Lumber Market and an estimated 3% increase in unit sales of new operations we acquired in 2010. By comparison, shipments of HUD code manufactured homes were up 1% in January through November of 2011 compared to the same period of 2010.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.  Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2011	58.8%	41.2%
2010	58.6%	41.4%
2009	59.4%	40.6%

COST OF GOODS SOLD AND GROSS PROFIT

●
Our gross profit percentage decreased to 11.0% from 12.2% comparing 2011 to 2010.  In addition, our gross profit dollars decreased by 13% comparing 2011 to 2010, which compares unfavorably to our 2% increase in unit sales.  The decline in our gross margin and profitability was due to several factors.

●	Inclement weather in the first quarter resulted in many lost production days and adversely impacted our efficiencies and profitability.
●
Gross margins on sales to the retail building materials market declined primarily due to an increase in material costs as a percentage of sales to this market.  This was primarily due to the Lumber Market, which decreased 11 consecutive weeks from the end of March 2011 through the end of May 2011, our busiest selling season of the year.  As a result, this adversely impacted our gross margins on products whose prices were indexed to the current Lumber Market at the time they are sold.  Conversely, we were selling into a rising Lumber Market from January through most of May of 2010, which increased our gross margins on these products.

●
A decline in sales to our retail building materials and residential construction markets adversely impacted our margins due to fixed manufacturing costs.  In addition, as these markets have contracted, competitive pricing pressure has become greater and adversely impacted 2011 margins.

●	We recorded a $2 million loss during the second quarter on a construction project.
●	Freight costs as a percentage of sales increased primarily due to higher year over year fuel prices and rates charged by carriers due to a shortage of capacity.

Our gross profit percentage decreased to 12.2% in 2010 from 14.6% in 2009.  In addition, our gross profit dollars decreased by 5.6%, which compares unfavorably with our 5% increase in unit sales.  The decrease was primarily due to unusual Lumber Market volatility from January through the end of June of 2010.  During this period, prices increased 48% to a peak of $367/MBF in April and subsequently declined to $247/MBF by the end of June.  Thereafter, lumber prices stabilized for the balance of the year.  In order to meet anticipated customer demand during the peak of the selling season, our inventory purchases are generally very high from January through May, when lumber prices happened to be at their highest level in 2010.  The subsequent decline in lumber prices resulted in a significant adverse impact on our gross margins from June through October on products we purchase and produce for inventory to meet anticipated demand and whose selling prices are indexed to the Lumber Market at the time they are shipped to the customer (such as high-volume treated lumber). (See “Impact of the Lumber Market on Our Operating Results”.)  Additionally, we achieved lower labor and overhead costs as a percentage of sales due to efficiency gains, which offset some of the decline in gross margin discussed above.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses decreased by approximately $16.3 million, or 8.2%, in 2011 compared to 2010, while we reported a 2% increase in unit sales.  The decline in SG&A was primarily due to decreases in compensation and related expenses, accrued bonus expense, stock grant expense and several other expenses as a result of our continuing efforts to reduce our cost structure.

Selling, general and administrative ("SG&A") expenses decreased by approximately $3.3 million, or 1.7%, in 2010 compared to 2009, while we reported a 5% increase in unit sales.  New operations added $4.8 million of expenses, operations we closed decreased expenses by $21.4 million, and existing operations increased expenses by $13.3 million.  The increase in SG&A expenses at our existing operations was primarily due to increases in wages and other compensation related costs, variable selling costs, and accrued expense associated with an officer retirement plan.  These increases were partially offset by decreases in bad debt expense and accrued bonus expense.  Our SG&A expenses decreased as a percentage of sales primarily due to the factors above.  The higher level of the Lumber Market also contributed to the improvement in this ratio.

NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIRMENT AND OTHER IMPAIRMENT AND EXIT CHARGES

We incurred $6.4 million, $2.0 million and $4.1 million of charges in 2011, 2010 and 2009, respectively, relating to asset impairments and other costs associated with idled facilities and down-sizing efforts.  These costs were offset by gains on the sale of certain real estate totaling $4.2 million in 2009.  See Notes to Consolidated Financial Statements, Note D “Assets Held for Sale and Net Loss (Gain) on Disposition of Assets, Early Retirement and Other Impairment and Exit Charges.”

On June 20, 2011 our chief executive officer resigned and we entered into a consulting and non-competition agreement with him.  We accrued for the present value of the future payments under the agreement totaling $2.6 million in June 2011.

We regularly review the performance of each of our operations and make decisions to permanently or temporarily close operations based on a variety of factors including:

●	Current and projected earnings, cash flow and return on investment
●	Current and projected market demand
●	Market share

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

•	Competitive factors
•	Future growth opportunities
●	Personnel and management

We currently have 13 operations which are experiencing operating losses and negative cash flow for 2011.  The net book value of the long-lived assets of these operations, which could be subject to an impairment charge in the future in the event a closure action is taken, was $12.5 million at the end of 2011.  In addition, these operations had future fixed operating lease payments totaling $2.0 million at the end of 2011.

INTEREST, NET

Net interest costs were comparable in 2011 and 2010 as there were no significant changes in our debt structure or borrowing rates.

Net interest costs decreased $1.0 million in 2010 compared to 2009 primarily due to lower debt balances throughout 2010 and payments to reduce long-term debt during 2009, which carried higher rates of interest.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.  Our effective tax rate increased to 32.5% in 2011 compared to 26.6% in 2010.  This increase is primarily due to certain 2010 adjustments for a reduction in reserves for uncertain tax positions as a result of a federal tax settlement and removing a valuation allowance against a deferred tax asset for a net operating loss carryforward related to one of our wholly-owned foreign subsidiaries that was considered more likely than not to be realized. See Notes to Consolidated Financial Statements, Note K, “Income Taxes”.

Our effective tax rate decreased to 26.6% in 2010 compared to 35.9% in 2009.  This decrease in 2010 is primarily due to a reduction in reserves for uncertain tax positions as a result of a federal tax settlement and removing a valuation allowance against a deferred tax asset related to one of our wholly-owned foreign subsidiaries that was considered more likely than not to be realized.

OFF-BALANCE SHEET TRANSACTIONS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet transactions other than operating leases.  The following table summarizes our contractual obligations as of December 31, 2011 (in thousands).

	Payments Due by Period
Contractual Obligation	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
Long-term debt and capital lease obligations	$40,270			$12,200	$52,470
Estimated interest on long-term debt	2,511	$94	$94	348	3,047
Operating leases	5,980	5,732	1,832	89	13,633
Capital project purchase obligations	2,494				2,494
Total	$51,255	$5,826	$1,926	$12,637	$71,644

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

As of December 31, 2011, we also had $31.3 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 31, 2011	December 25, 2010	December 26, 2009
Cash from operating activities	$11,256	$29,337	$126,874
Cash from investing activities	(33,000)	(42,773)	(3,329)
Cash from financing activities	(10,314)	(10,611)	(56,135)
Net change in cash and cash equivalents	(32,058)	(24,047)	67,410
Cash and cash equivalents, beginning of year	43,363	67,410	0
Cash and cash equivalents, end of year	$11,305	$43,363	$67,410

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

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle increased to 50 days in 2011 from 45 days in 2010 due to a 5 day increase in our days supply of inventory, due to much higher inventory levels this year.  In preparation for the 2011 selling season, we changed our purchasing strategy to buy inventory earlier at opportune times in an attempt to protect margins and avoid buying as much inventory during the peak of the season when lumber prices tend to rise.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Cash provided by operating activities was approximately $11.3 million in 2011, which was comprised of net earnings of $4.5 million and $39.5 million of non-cash expenses, offset by a $32.7 million increase in working capital since the end of 2010.  Working capital increased primarily due to an increase in sales volume and an additional week of operations in 2011 which allowed for compensation and other accrued liabilities due to be paid before December 31.

Capital expenditures were $32.9 million in 2011 and we have outstanding purchase commitments on existing capital projects totaling approximately $2.5 million on December 31, 2011.  We intend to fund capital expenditures and purchase commitments through our operating cash flows.

Cash flows used in investing activities also includes $2.5 million of notes receivable we advanced to finance a new joint venture with our Mexican partnership.

In 2011, cash flows used in financing activities included $7.8 million for dividends.  Our Board of Directors approved two semi-annual dividends of $0.20 per share each, which were paid in June and December of 2011.  In 2010, we spent approximately $5.0 million for repurchases of our common stock.  On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program.  The total number of shares that may be repurchased under this program is almost 3 million shares.  Our practice has been to repurchase an appropriate number of shares each year to offset share issuances occurring under certain of our employee benefit plans, and to purchase additional shares at opportune times when the price is at a pre-determined level.

On November 14, 2011, we entered into a five-year, $265 million unsecured revolving credit facility which replaced our $300 million unsecured revolving credit facility.  On December 31, 2011, we had no outstanding balance on our $265 million revolving credit facility, which matures in November of 2016.  The revolving credit facility supports letters of credit totaling approximately $31.3 million on December 31, 2011.  Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest and fixed charge coverage tests, and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were within all of our lending requirements on December 31, 2011.

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

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present.  Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows.  If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its fair value.  Changes in forecasted operations and changes in discount rates can materially affect these estimates.  In addition, we test goodwill annually for impairment by utilizing the discounted cash flow method. The first step of the goodwill impairment test requires that the estimated fair value of the applicable reporting unit be compared with its recorded value. As of December 31, 2011, we have no reporting units that are at risk of failing this step.

SELF-INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 31, 2011.  Our accounting policies with respect to the reserves are as follows:

●	General liability, automobile, property and workers' compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.

●
Health benefits are self-insured by us up to our pre-determined stop loss limits.  These reserves, including incurred but not reported claims, are based on internal computations.  These computations consider our historical claims experience, independent statistics, and trends.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●
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

REVENUE RECOGNITION

Earnings on construction contracts are reflected in operations using percentage-of-completion accounting, under either cost to cost or units of delivery methods, depending on the nature of the business at individual operations.  Under percentage-of-completion using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs.  Under percentage-of-completion using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units.  Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known.  Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

FORWARD OUTLOOK

LONG-TERM GOALS

Our previously announced goals were to achieve the following by 2014:

●	Increase sales to $3 billion through a recovery of our markets from the current economic and housing downturn and by increasing our market share and expanding our product lines.

●	Improve productivity by 15%.

●	Improve profitability by three hundred basis points through productivity improvements, cost reductions, and growth.

●	Improve receivables cycles in our industrial, residential and manufactured housing markets by 10% by reducing the amount of our receivables that are paid past the agreed upon due date.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●	Improve inventory turnover by 10%.

The pace of the economic recovery and in particular, the recovery of the housing market, has been much slower than we or industry analysts anticipated.  As a result, this has significantly impacted our ability to achieve the financial goals above by 2014.  Due to the substantial uncertainty about the timing and strength of the economic recovery, we are not targeting any specific long-term goals, including those referenced above.

Our general long-term objectives continue to be to:

●	Achieve sales growth through new product introduction, international business expansion, and gaining additional share, particularly of our industrial and concrete forming markets;

●	Increase our profitability through cost reductions, productivity improvements as volume improves, and a more favorable mix of higher margin value-added products;

●	And earn a return on invested capital in excess of our weighted average cost of capital.

RETAIL BUILDING MATERIALS MARKET

Harvard’s Joint Center for Housing Studies projects home improvement spending to trend up later in the year during 2012.  The Home Improvement Research Institute (“HIRI”) also anticipates growth in home improvement spending and has forecasted a 4.0% growth rate in 2012.  HIRI’s long-term forecast is for spending to grow between 3.4% and 5.9% from 2013 to 2015.

In 2012, it is reasonable to expect that we will lose overall market share with certain home improvement and other retailers due to pricing pressure.  However, it is our long-term objective to offset this loss of volume by gaining new customers and increasing our market share with other existing customers. In addition, we believe our product mix will change to include more sales of value added products such as composite decking and less sales of low margin treated lumber.

On a long-term basis, it is our goal to achieve sales growth by:

●
Increasing our market share of value-added wood products and preservative-treated products as a result of our national presence, service capabilities that meet stringent customer requirements, diversified product offering, and purchasing leverage.

●
Increasing our sales of wood alternative products, which may take market share from preservative-treated products.  Although we expect this trend to continue to some extent, we believe wood products will continue to maintain a dominant market share for the foreseeable future as a result of its cost advantages over wood alternative products.

●
Increasing our market penetration of products distributed by our Consumer Products Division, including decorative balusters, accessories, and post caps, plastic lattice, and other proprietary plastic products which have greatly enhanced our deck and fencing product lines.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●	Developing new value-added products, such as our Eovations product line, and services for this market.

●	Adding new products or new markets through strategic business acquisitions or alliances.

RESIDENTIAL CONSTRUCTION MARKET & COMMERCIAL CONSTRUCTION AND CONCRETE FORMING MARKET

The Mortgage Bankers Association of America forecasts a 13% increase in national housing starts to an estimated 690,000 starts in 2012. The National Association of Home Builders forecasts starts of 709,000, a 17% increase from 2011.  In 2012, we believe we are well-positioned to capture our share of any increase that may occur in housing starts.  However, due to our focus on profitability and cash flow our growth may trail the market in 2012.

On a long-term basis, we anticipate growth in our sales to the residential construction market as market conditions improve and as a result of market share gains as weaker competitors exit the market.  In addition, it is our goal to improve our diversification of sales to these markets by increasing our sales to the multi-family, light commercial, military and customer home building markets.

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

MANUFACTURED HOUSING MARKET

The National Association of Home Builders forecasts a 17% increase in manufactured home shipments in 2012.  It is our goal to maintain our current market share of trusses produced for the HUD code market.  On a long-term basis, we believe the HUD code market will regain a greater share of the single-family market as credit conditions normalize and as consumers seek more affordable housing alternatives.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

In addition, on a long-term basis, it is our goal to continue to expand our product offering to distribute additional products to our manufactured housing customers.  We may continue to use strategic business acquisitions to help us achieve this goal.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in 2012:

●
We lost market share on lower margin treated lumber business with a major retail customer.  We have offset some of this lost share with additional sales of composite decking and other products with new and existing customers.

●
Our ability to maintain sales and gross margins on products sold to our largest customers.  We believe our level of service, geographic diversity, and quality of products provides an added value to our customers.  However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.

●	Product mix.

●	Through at least the first half of 2012 we expect to continue to experience soft demand in each of our markets, which, in turn, may impact our sales prices, capacity utilization, and profitability.

●	Fluctuations in the relative level of the Lumber Market and the trend in the market place of lumber. (See "Impact of the Lumber Market on our Operating Results.")

●	Fuel and transportation cost trends.

●	Our ability to continue to achieve productivity improvements and planned cost reductions through our Continuous Improvement and other initiatives.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Since the third quarter of 2008, as a result of weak market conditions, we have continuously taken actions to close plants to better align our manufacturing capacity with the current business environment and reduce our headcount and certain overhead costs to better align our cost structure with current demand and sales. We expect that these actions will continue to favorably impact our SG&A expenses in 2012.  In addition, bonus expense for all salaried employees is based on operating profits and return on investment and will continue to fluctuate based on our operating results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●	Our growth in sales to the industrial market and, when industry conditions improve, the residential construction market.

●	Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design requirements. Sales of new products which may require higher marketing and advertising costs.

●	Our incentive compensation program which is tied to pre-bonus operating profits and return on investment.

●	Our growth and success in achieving Continuous Improvement objectives.

LIQUIDITY AND CAPITAL RESOURCES

Our cash cycle will continue to be impacted in the future based on our mix of sales by market.  Sales to the residential construction and industrial markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the retail building materials and manufactured housing markets.

Management expects to spend $35 to $40 million on capital expenditures in 2012 and incur depreciation of approximately $30 million and amortization and other non-cash expenses of approximately $5 million.  On December 31, 2011, we had outstanding purchase commitments on capital projects of approximately $2.5 million.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and cash on hand.

We have no present intention to change our dividend policy, which is currently $0.20 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program, and as of December 31, 2011, we have authorization to buy back approximately 3.0 million shares.  In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to a pre-determined level.

We are also obligated to pay amounts due on long-term debt totaling approximately $40.3 million in 2012. We intend to pay this using operating cash flows and our revolving credit facility.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011, and management has concluded that as of December 31, 2011, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

March 14, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited Universal Forest Products, Inc. and subsidiaries internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010 and the related consolidated statements of earnings, shareholder’s equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011, and our report dated March 14, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
March 14, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 31, 2011 and December 25, 2010, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 31, 2011. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 31, 2011 and December 25, 2010, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2012, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
March 14, 2012

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,	December 25,
	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$11,305	$43,363
Accounts receivable, net	131,292	126,780
Inventories:
Raw materials	111,526	113,049
Finished goods	83,171	77,341
Total inventories	194,697	190,390
Assets held for sale		2,446
Refundable income taxes	3,482	816
Deferred income taxes	9,694	9,278
Other current assets	7,724	9,742
TOTAL CURRENT ASSETS	358,194	382,815

OTHER ASSETS	15,380	11,455
GOODWILL	154,702	154,702
INDEFINITE-LIVED INTANGIBLE ASSETS	2,340	2,340
OTHER INTANGIBLE ASSETS, NET	10,924	15,933
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	112,042	105,857
Building and improvements	164,757	162,995
Machinery, equipment and office furniture	257,529	245,764
Construction in progress	2,880	3,177
PROPERTY, PLANT AND EQUIPMENT, GROSS	537,208	517,793
Less accumulated depreciation and amortization	(314,741)	(295,642)
PROPERTY, PLANT AND EQUIPMENT, NET	222,467	222,151
TOTAL ASSETS	$764,007	$789,396

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$49,433	$59,481
Accrued liabilities:
Compensation and benefits	30,920	43,909
Other	12,172	15,135
Current portion of long-term debt and capital lease obligations	40,270	712
TOTAL CURRENT LIABILITIES	132,795	119,237

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS, less current portion	12,200	54,579
DEFERRED INCOME TAXES	19,049	20,631
OTHER LIABILITIES	17,364	13,773
TOTAL LIABILITIES	181,408	208,220

SHAREHOLDERS' EQUITY:
Controlling interest shareholders' equity:
Preferred stock, no par value; shares authorized 1,000,000;issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000;issued and outstanding, 19,623,803 and 19,333,122	$19,624	$19,333
Additional paid-in capital	143,988	138,573
Retained earnings	410,848	414,108
Accumulated other comprehensive earnings	3,600	4,165
Employee stock notes receivable	(1,255)	(1,670)
Total controlling interest shareholders' equity	576,805	574,509
Noncontrolling interest	5,794	6,667
TOTAL SHAREHOLDERS' EQUITY	582,599	581,176
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$764,007	$789,396

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

	Year Ended
	December 31,	December 25,	December 26,
	2011	2010	2009

NET SALES	$1,822,336	$1,890,851	$1,673,000

COST OF GOODS SOLD	1,622,609	1,660,896	1,429,336

GROSS PROFIT	199,727	229,955	243,664

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	181,363	197,617	200,939
NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIREMENT AND OTHER IMPAIRMENT AND EXIT CHARGES	6,353	2,049	(92)

EARNINGS FROM OPERATIONS	12,011	30,289	42,817

INTEREST EXPENSE	3,732	3,549	4,611
INTEREST INCOME	(566)	(301)	(391)
NON-OPERATING EXPENSE	3,166	3,248	4,220

EARNINGS BEFORE INCOME TAXES	8,845	27,041	38,597

INCOME TAXES	2,874	7,200	13,852

NET EARNINGS	5,971	19,841	24,745

LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(1,422)	(2,430)	(473)

NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$4,549	$17,411	$24,272

EARNINGS PER SHARE - BASIC	$0.23	$0.91	$1.26

EARNINGS PER SHARE - DILUTED	$0.23	$0.89	$1.25

WEIGHTED AVERAGE SHARES OUTSTANDING	19,407	19,232	19,256

WEIGHTED AVERAGE SHARES OUTSTANDING
WITH COMMON STOCK EQUIVALENTS	19,533	19,476	19,468

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat- ed Other Comprehen- sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Balance at December 27, 2008	$19,089	$128,830	$393,312	$2,353	$(1,701)	$6,343	$548,226
Comprehensive earnings:
Net earnings			24,272			473
Foreign currency translation adjustment				1,280		85
Total comprehensive earnings							26,110
Capital contribution from noncontrolling interest						14	14
Purchase of additional noncontrolling interest		(853)				(917)	(1,770)
Distributions to noncontrolling interest						(270)	(270)
Cash dividends - $0.260 per share			(5,017)				(5,017)
Issuance of 130,265 shares under employee stock plans	130	2,290					2,420
Issuance of 79,216 shares under stock grant programs	80	29					109
Issuance of 74,229 shares under deferred compensation plans	74	(74)					-
Repurchase of 90,122 shares	(90)		(3,289)				(3,379)
Received 1,602 shares for the exercise of stock options	(2)	(33)					(35)
Tax benefits from non-qualified stock options exercised		730					730
Deferred income tax asset reversal for deferred compensation plans		(518)					(518)
Expense associated with share-based compensation arrangements		1,597					1,597
Accrued expense under deferred compensation plans		646					646
Issuance of 3,721 shares in exchange for employee stock notes receivable	4	121			(125)		-
Payments received on employee stock notes receivable					83		83
Balance at December 26, 2009	$19,285	$132,765	$409,278	$3,633	$(1,743)	$5,728	$568,946
Comprehensive earnings:
Net earnings			17,411			2,430
Foreign currency translation adjustment				532		235
Total comprehensive earnings							20,608
Capital contribution from noncontrolling interest						450	450
Purchase of additional noncontrolling interest		(295)				(932)	(1,227)
Distributions to noncontrolling interest						(1,244)	(1,244)
Cash dividends - $0.400 per share			(7,727)				(7,727)
Issuance of 111,258 shares under employee stock plans	111	2,222					2,333
Issuance of 73,857 shares under stock grant programs	74	140					214
Issuance of 9,046 shares under deferred compensation plans	9	(9)					-
Repurchase of 144,900 shares	(145)		(4,854)				(4,999)
Tax benefits from non-qualified stock options exercised		598					598
Expense associated with share-based compensation arrangements		2,418					2,418
Accrued expense under deferred compensation plans		776					776
Issuance of 1,298 shares in exchange for employee stock notes receivable	1	49			(50)		-
Note receivable adjustment	(2)	(91)			42		(51)
Payments received on employee stock notes receivable					81		81

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat- ed Other Comprehen- sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Balance at December 25, 2010	$19,333	$138,573	$414,108	$4,165	$(1,670)	$6,667	$581,176
Comprehensive earnings:
Net earnings			4,549			1,422
Foreign currency translation adjustment				(565)		(560)
Total comprehensive earnings							4,846
Capital contribution from noncontrolling interest						80	80
Purchase of additional noncontrolling interest						(402)	(402)
Distributions to noncontrolling interest						(1,413)	(1,413)
Cash dividends - $0.400 per share			(7,818)				(7,818)
Issuance of 137,029 shares under employee stock plans	137	2,834					2,971
Issuance of 150,376 shares under stock grant programs	150	8	9				167
Issuance of 7,995 shares under deferred compensation plans	8	(8)					-
Tax benefits from non-qualified stock options exercised		684					684
Expense associated with share-based compensation arrangements		1,361					1,361
Accrued expense under deferred compensation plans		744					744
Note receivable adjustment	(4)	(208)			209		(3)
Payments received on employee stock notes receivable					206		206
Balance at December 31, 2011	$19,624	$143,988	$410,848	$3,600	$(1,255)	$5,794	$582,599

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended
	December 31,	December 25,	December 26,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings attributable to controlling interest	$4,549	$17,411	$24,272
Adjustments to reconcile net earnings attributable to controlling interest to net cash from operating activities:
Depreciation	30,804	30,429	32,917
Amortization of intangibles	5,183	6,919	8,308
Expense associated with share-based compensation arrangements	1,361	2,418	1,597
Excess tax benefits from share-based compensation arrangements	(36)	(430)	(603)
Expense associated with stock grant plans	167	214	109
Deferred income taxes (credit)	(1,939)	(2,708)	4,744
Net earnings attributable to noncontrolling interest	1,422	2,430	473
Net loss (gain) on sale or impairment of property, plant and equipment	2,490	1,239	(773)
Changes in:
Accounts receivable	(7,043)	(18,428)	31,071
Inventories	(4,496)	(24,946)	31,522
Accounts payable	(9,964)	9,646	(862)
Accrued liabilities and other	(11,242)	5,143	(5,901)
NET CASH FROM OPERATING ACTIVITIES	11,256	29,337	126,874

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(32,932)	(26,950)	(15,604)
Investment in joint venture			(659)
Acquisitions, net of cash received		(6,529)
Proceeds from sale of property, plant and equipment	1,814	835	11,724
Purchase of patents & product technology	(175)	(4,589)
Advances on notes receivable	(2,468)	(5,780)	(14)
Collections on notes receivable	472	227	171
Insurance proceeds			1,023
Other, net	289	13	30
NET CASH FROM INVESTING ACTIVITIES	(33,000)	(42,773)	(3,329)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving credit facilities	(2,109)	2,109	(30,257)
Repayment of long-term debt	(745)	(744)	(19,207)
Borrowings of long-term debt			800
Debt issuance costs	(946)
Proceeds from issuance of common stock	2,971	2,333	2,420
Purchase of additional noncontrolling interest	(402)	(1,227)	(1,770)
Distributions to noncontrolling interest	(1,413)	(1,244)	(270)
Capital contribution from noncontrolling interest	80	450	14
Dividends paid to shareholders	(7,818)	(7,727)	(5,017)
Repurchase of common stock		(4,999)	(3,379)
Excess tax benefits from share-based compensation arrangements	36	430	603
Other, net	32	8	(72)
NET CASH FROM FINANCING ACTIVITIES	(10,314)	(10,611)	(56,135)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(32,058)	(24,047)	67,410
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	43,363	67,410	-

CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,305	$43,363	$67,410

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
(In thousands)

	Year Ended
	December 31,	December 25,	December 26,
	2011	2010	2009
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest	$3,654	$3,554	$4,905
Income taxes	6,163	(1,698)	12,346

NON-CASH INVESTING ACTIVITIES:
Stock acquired through employees' stock notes receivable		50	125

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	246	306	338

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for the residential and commercial construction industry, and specialty wood packaging and components and packing materials for various industries.  Our principal products include preservative-treated wood, remanufactured lumber, lattice, fence panels, deck components, specialty packaging, engineered trusses, wall panels, and other building products.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships.  In addition, we consolidate 50% owned entities over which we exercise control.  Intercompany transactions and balances have been eliminated.

NONCONTROLLING INTEREST IN SUBSIDIARIES

Noncontrolling interest in results of operations of consolidated subsidiaries represents the noncontrolling shareholders' share of the income or loss of various consolidated subsidiaries.  The noncontrolling interest reflects the original investment by these noncontrolling shareholders combined with their proportional share of the earnings or losses of these subsidiaries, net of distributions paid.

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December.  Unless otherwise stated, references to 2011, 2010, and 2009 relate to the fiscal years ended December 31, 2011, December 25, 2010, and December 26, 2009, respectively.  Fiscal year 2011 was comprised of 53 weeks.  Fiscal years 2010 and 2009 were comprised of 52 weeks.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

We follow ASC Topic 820, Fair Value Measurements and Disclosures, which provides a consistent definition of fair value, focuses on exit price, prioritizes the use of market-based inputs over entity-specific inputs for measuring fair value and establishes a three-tier hierarchy for fair value measurements. This topic requires fair value measurements to be classified and disclosed in one of the following three categories:

●	Level 1 — Financial instruments with unadjusted, quoted prices listed on active market exchanges.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

●
Level 2 — Financial instruments lacking unadjusted, quoted prices from active market exchanges, including over-the-counter traded financial instruments. Financial instrument values are determined using prices for recently traded financial instruments with similar underlying terms and direct or indirect observational inputs, such as interest rates and yield curves at commonly quoted intervals.

●
Level 3 — Financial instruments not actively traded on a market exchange and there is little, if any, market activity. Values are determined using significant unobservable inputs or valuation techniques.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.  Cash equivalents totaled approximately $5.4 million and $44.1 million as of December 31, 2011 and December 25, 2010, respectively.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 31, 2011:
Allowance for possible losses on accounts receivable	$2,611	$18,144	$(18,702)	$2,053

Year Ended December 25, 2010:
Allowance for possible losses on accounts receivable	$2,897	$14,967	$(15,253)	$2,611

Year Ended December 26, 2009:
Allowance for possible losses on accounts receivable	$2,440	$25,057	$(24,600)	$2,897

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

FOREIGN CURRENCY

Our foreign operations use the local currency as their functional currency.  Accordingly, assets and liabilities are translated at exchange rates as of the balance sheet date and revenues and expenses are translated using weighted average rates, with translation adjustments included as a separate component of shareholders' equity. Gains and losses arising from re-measuring foreign currency transactions are included in earnings.

SELF-INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 31, 2011 and December 25, 2010.  Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities.  The actuarial and internal valuations are based on historical information along with certain assumptions about future events.  Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

REVENUE RECOGNITION

Revenue is recognized at the time the product is shipped to the customer. Generally, title passes at the time of shipment.  In certain circumstances, the customer takes title when the shipment arrives at the destination.  However, our shipping process is typically completed the same day.

Earnings on construction contracts are reflected in operations using percentage-of-completion accounting, under either the cost to cost or units of delivery methods, depending on the nature of the business at individual operations.  Under percentage-of-completion using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs.  Under percentage-of-completion using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units.  Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known.  Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

The following table presents the balances of percentage-of-completion accounts on December 31, 2011 and December 25, 2010 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2011	2010
Cost and Earnings in Excess of Billings	$3,670	$3,604
Billings in Excess of Cost and Earnings	2,668	2,126

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue.  Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

Basic earnings per share ("EPS") is calculated based on the weighted average number of common shares outstanding during the periods presented.  Diluted EPS is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods presented, giving effect to stock options granted and conditional stock grants (see Note I) utilizing the "treasury stock" method.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A reconciliation of the changes in the numerator and the denominator from the calculation of basic EPS to the calculation of diluted EPS follows (in thousands, except per share data):

	2011			2010			2009
	Income	Shares	Per	Income	Shares	Per	Income	Shares	Per
	(Num-	(Denom-	Share	(Num-	(Denom-	Share	(Num-	(Denom-	Share
	erator)	inator)	Amount	erator)	inator)	Amount	erator)	inator)	Amount
Net Earnings	$4,549			$17,411			$24,272

EPS - Basic
Income available to common stockholders	4,549	19,407	$0.23	17,411	19,232	$0.91	24,272	19,256	$1.26

Effect of Dilutive Securities
Options		126			244			212

EPS - Diluted
Income available to common stockholders and assumed options exercised	$4,549	19,533	$0.23	$17,411	19,476	$0.89	$24,272	19,468	$1.25

Options to purchase 105,000, 10,000 and 10,000 shares of common stock were not included in the computation of diluted EPS for 2011, 2010 and 2009, respectively, because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”).  ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity.  Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate consecutive statements.  In December 2011, FASB issued Accounting Standards Update No. 2011-12, Deferral of Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 to defer the effective date of ASU 2011-05 as it pertains to the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented.  The guidance is effective for financial periods beginning after December 15, 2011, and is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In September 2011, the FASB issued ASU No. 2011-08, Testing Goodwill for Impairment (ASU 2011-08).  ASU 2011-08 amended existing accounting literature by allowing an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment to determine whether it should calculate the fair value of a reporting unit.  The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  The adoption of ASU 2011-08 is not expected to significantly effect the Company's consolidated financial position, results of operations or cash flows.

In 2011, the FASB amended the provisions of the Intangibles-Goodwill and Other topic of the FASB Codification. The amended provisions were issued to simplify how entities test goodwill for impairment. This topic will allow companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. These amended provisions are effective for fiscal years beginning after December 15, 2011, and is not expected to have a material effect on the Company’s consolidated financial position or results of operations.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

B.	FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value.  Assets and liabilities measured at fair value are as follows:

	December 31, 2011			December 25, 2010
(in thousands)	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total
Recurring:
Money market funds	$99		$99	$67		$67
Mutual funds:
Domestic stock funds	496		496	459		459
International stock funds	426		426	408		408
Target funds	119		119	119		119
Bond funds	106		106	55		55
Total mutual funds	1,147		1,147	1,041		1,041
Non-Recurring:
Property, plant and equipment		$7,196	7,196		$1,071	1,071
	$1,246	$7,196	$8,442	$1,108	$1,071	$2,179

Mutual funds are valued at prices quoted in an active exchange market and are included in “Other Assets”.  Property, plant and equipment are valued based on relevant information for sales of similar assets.  We have elected not to apply the fair value option under ASC 825, Financial Instruments, to any of our financial instruments except for those expressly required by U.S. GAAP.

We do not maintain any Level 3 assets or liabilities that would be based on significant unobservable inputs.

C.	BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2010, which were accounted for using the purchase method (in millions).  No business combinations were completed in fiscal 2011 and 2009.

Company Name	Acquisition Date	Purchase Price	Intangible Assets	Net Tangible Assets	Operating Segment	Business Description
Shepherd Distribution Co. (“Shepherd”)	April 29, 2010	$5.9 (asset purchase)	$2.2	$3.7	Distribution Division
Distributes shingle underlayment, bottom board, house wrap, siding, poly film and other products to manufactured housing and RV customers.  Headquartered in Elkhart, Indiana, it has distribution capabilities throughout the United States.

Purchased a percentage of certain assets.

Service Supply Distribution, Inc. (“Service Supply”)	March 8, 2010	$0.6 (asset purchase)	$0.0	$0.6	Distribution Division
Distributes certain plumbing, electrical, adhesives, flooring, paint and other products to manufactured housing and RV customers.  Headquartered in Cordele, Georgia, it has distribution capabilities throughout the United States.

Purchased a percentage of certain assets.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The amounts assigned to major intangible classes for business combinations mentioned above are as follows (in millions):

	Non-compete agreements	Customer Relationships	Goodwill	Goodwill - Tax Deductible
Shepherd	$0.5	$1.4	$0.3	$0.3

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2010 and 2009 are not presented.

D.	ASSETS HELD FOR SALE AND NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIRMENT AND OTHER IMPAIRMENT AND EXIT CHARGES

Included in “Assets held for sale” on our Consolidated Balance Sheets are certain property, plant and equipment totaling $2.4 million on December 25, 2010.  The assets held for sale consist of certain vacant land and facilities we closed to better align manufacturing capacity with the current business environment.  The fair values were determined based on broker assessment of value or recent offers to acquire assets.  These and other idle assets were evaluated based on the requirements of ASC 360, which resulted in impairment and other exit charges included in “Net loss (gain) on disposition of assets, early retirement and other impairment and exit charges” for the years ended December 31, 2011, December 25, 2010 and December 26, 2009, respectively.  These amounts include the following, separated by reporting segment (in millions):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	December 31, 2011				December 25, 2010				December 26, 2009
	Eastern and Western	Site- Built	All Other	Total	Eastern and Western	Site- Built	All Other	Total	Eastern and Western	Site- Built	All Other	Total
Severances and early retirement	$0.7		$3.1	$3.8	$0.6	$0.2		$0.8	$0.3	$0.4		$0.7
Property, plant and equipment			(0.1)	(0.1)	0.5	0.1		0.6	1.9	0.2	$0.4	2.5
Loss (gain) on impairment or sale of real estate	0.8	$1.8	0.1	2.7					(3.4)	(0.8)		(4.2)
Lease termination									0.1		0.5	0.6
Other intangibles					0.6			0.6			0.3	0.3
Total	$1.5	$1.8	$3.1	$6.4	$1.7	$0.3	$-	$2.0	$(1.1)	$(0.2)	$1.2	$(0.1)

On June 20, 2011 our chief executive officer resigned and we entered into a consulting and non-competition agreement with him.  We accrued for the present value of the future payments under the agreement totaling $2.6 million in June 2011.

The changes in assets held for sale are as follows (in thousands):

	Net Book		Net Sales
Description	Value	Date of Sale	Price
Assets held for sale as of December 26, 2009	$-
Additions	2,446
Assets held for sale as of December 25, 2010	2,446
Additions	5,082
Transfers to held for use	(6,701)
Sale of certain real estate in Indianapolis, Indiana	(827)	May 17, 2011	$0.7 million
Assets held for sale as of December 31, 2011	$-

In 2011, we transferred certain assets back to held for use because we did not believe we would sell these assets within a year due to difficult economic conditions and competitive factors.  Appropriate “catch-up” adjustments were recorded for depreciation associated with the transfer of these assets to held for use that were not significant to operating results.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

The following amounts were included in other intangible assets, net as of December 31, 2011 and December 25, 2010 (in thousands):

	2011		2010
	Assets	Accumulated Amortization	Assets	Accumulated Amortization
Non-compete agreements	$6,439	$(5,125)	$12,569	$(9,214)
Customer relationships	8,860	(4,221)	16,219	(9,199)
Licensing agreements	4,589	(688)	4,589	(229)
Patents	3,155	(2,085)	2,980	(1,782)
Total	$23,043	$(12,119)	$36,357	$(20,424)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 10 years
Customer relationship	5 to 8 years
Licensing agreements	10 years

Amortization expense of intangibles totaled $5.2 million, $6.9 million and $8.3 million in 2011, 2010 and 2009, respectively.  The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2012	$2,918
2013	2,170
2014	1,836
2015	1,612
2016	607
Thereafter	1,781
Total	$10,924

The changes in the net carrying amount of goodwill and indefinite-lived intangible assets for the years ended December 31, 2011 and December 25, 2010, are as follows (in thousands):

	Goodwill	Indefinite-Lived Intangible Assets
Balance as of December 26, 2009	$154,718	$2,340
Acquisitions	309
Final purchase price allocations	(325)

Balance as of December 25, 2010 December 31, 2011	$154,702	$2,340

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

F.	DEBT

We had a five-year, $300 million unsecured revolving credit facility, which included amounts reserved for letters of credit. Cash borrowings were charged interest based upon an index equal to the Eurodollar rate (in the case of borrowings in US Dollars) or the bankers’ acceptance rate quoted  (in the case of borrowings in Canadian Dollars), plus a margin (ranging from 27 to 90 basis points, based upon our financial performance).  We were also charged an annual facility fee on the entire amount of the lending commitment (ranging from 8 to 25 basis points, based upon our performance), and a usage premium (ranging from 5 to 12.5 basis points, based upon our performance) at times when borrowings in US Dollars exceed $150 million. The average borrowing rate on this facility was 0.8% in both 2011 and 2010.  The amount outstanding on the revolving credit facility is included in the long-term debt summary below.

On November 14, 2011, we entered into a five-year, $265 million unsecured revolving credit facility, which includes amounts reserved for letters of credit. This facility replaced our $300 million unsecured revolving credit facility. Cash borrowings are charged interest based upon an index we elect, equal to the U.S. prime rate (in the case of borrowings in US Dollars), the Canadian prime rate as determined by the agent (in the case of borrowings in Canadian Dollars), or the Eurodollar rate (in the case of any borrowing, including foreign currency borrowings), in each case, plus a margin ranging from 110 to 165 basis points, determined based upon our financial performance. We are also charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 15 to 35 basis points, also determined based upon our performance.

Outstanding letters of credit extended on our behalf on December 31, 2011 and December 25, 2010 aggregated $31.3 million, which includes approximately $12.4 million related to industrial development revenue bonds.  Letters of credit have one year terms and include an automatic renewal clause.  The letters of credit are charged an annual interest rate ranging from 110 to 165 and 27 to 90 basis points under the $265 and $300 million facilities, respectively, based upon our financial performance.

Long-term debt and capital lease obligations are summarized as follows on December 31, 2011 and December 25, 2010 (amounts in thousands):

	2011	2010
Series 2002-A Senior Notes Tranche B, due on December 18,2012, interest payable semi-annually at 6.16%	$40,000	$40,000
Revolving credit facility		2,109
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.42% on December 31, 2011)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.38% on December 31, 2011)	2,700	2,700
Series 2001 Industrial Development Revenue Bonds, due on November 1, 2021, interest payable monthly at a floating rate (0.38% on December 31, 2011)	2,500	2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.36% on December 31, 2011)	3,700	3,700
Capital lease obligations		458
Other	270	524
	52,470	55,291
Less current portion	(40,270)	(712)
Long-term portion	$12,200	$54,579

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Financial covenants on the unsecured revolving credit facility and unsecured notes include a minimum net worth requirement, minimum interest coverage tests, and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were within all of our lending requirements on December 31, 2011 and December 25, 2010.

On December 31, 2011, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2012	$40,270
2013
2014
2015
2016
Thereafter	12,200
$52,470

On December 31, 2011, the estimated fair value of our long-term debt, including the current portion, was $54.0 million, which was $1.5 million greater than the carrying value.  The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

G.	LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years.  We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years.  We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years.  Future minimum payments under non-cancelable operating leases on December 31, 2011 are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Operating
Leases
2012	$5,980
2013	3,453
2014	2,279
2015	1,351
2016	481
Thereafter	89
Total minimum lease payments	$13,633

There was no leased property included in the balance sheet on December 31, 2011. Leased property included in the balance sheet on December 25, 2010 is as follows (in thousands):

2010
Machinery and equipment	$1,345
Less accumulated amortization	(672)
$673

Rent expense was approximately $9.6 million, $13.8 million, and $16.7 million in 2011, 2010, and 2009, respectively.

H.	DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988.  Deferred compensation payments to these executives will commence upon their retirement.  We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations.  In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values.  The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.0 million on December 31, 2011 and December 25, 2010 and are included "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries.  The Plan provides investment options similar to our 401(k) plan, including our stock.  The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind.  Assets held by the Plan totaled approximately $1.2 million and $1.1 million on December 31, 2011 and December 25, 2010, respectively, and are included in "Other Assets."  Related liabilities totaled $5.5 million and $5.3 million on December 31, 2011 and December 25, 2010, respectively, and are included in "Other Liabilities" and "Shareholders' Equity."  Assets associated with the Plan are recorded at fair market value.  The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

I.	COMMON STOCK

In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan ("Stock Purchase Plan") to succeed the Employee Stock Purchase Plan originally approved in 1994.  In April 2008, our shareholders authorized additional shares to be allocated to the Stock Purchase Plan and extended the term of the Stock Purchase Plan to 2018.  The plan allows eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date.  We have expensed the fair value of the compensation associated with these awards, which approximates the discount.

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan ("Stock Retainer Plan").  In April 2007, our shareholders authorized additional shares to be distributed pursuant to this plan.  The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death.  The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock.  We recognized expense for this plan of $0.5 million, $0.5 million and $0.3 million in 2011, 2010 and 2009, respectively.

On April 15, 2010, our shareholders approved an amended and restated Long Term Stock Incentive Plan (the "LTSIP”). The LTSIP reserves 1,000,000 shares, plus a balance of unused shares from prior plans of approximately 1.6 million shares, plus an annual increase of no more than 200,000 shares per year which may be added on the date of the annual meeting of shareholders.  The LTSIP provides for the granting of stock options, reload options, stock appreciation rights, restricted stock, performance shares and other stock-based awards.

A summary of the transactions under the stock option plans is as follows:

	Stock Under Option	Weighted- Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 27, 2008	600,047	$22.16	3.62	$2,686,949
Exercised	(114,651)	17.14
Forfeited or expired	(11,518)	23.48
Outstanding at December 26, 2009	473,878	23.34	2.97	7,049,362
Exercised	(96,310)	19.80
Forfeited or expired	(17,571)	28.60
Outstanding at December 25, 2010	359,997	24.04	2.35	5,012,758
Exercised	(122,517)	21.33
Forfeited or expired	(46,146)	20.57
Outstanding at December 31, 2011	191,334	26.60	1.83	872,441
Vested or expected to vest at December 31, 2011	(102,000)
Exercisable at December 31, 2011	89,334	$27.61	1.45	$293,986

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The total intrinsic value of options exercised during 2011, 2010 and 2009 was $1.2 million $1.8 million and $2.3 million, respectively.

The unrecognized compensation expense for stock options is not significant for 2011, 2010 or 2009.

A summary of the nonvested restricted shares issued under stock award plans is as follows:

	Restricted Awards	Weighted- Average Grant Date Fair Value	Unrecognized Compensation Expense (in millions)	Weighted- Average Period to Recognize Expense
Nonvested at December 27, 2008	135,929	$28.09	$2.6	2.33 years
Granted	79,250	21.04
Vested	(28,000)	22.24
Forfeited	(13,333)	27.88
Nonvested at December 26, 2009	173,846	25.83	2.3	2.47 years
Granted	79,761	34.14
Vested	(17,011)	32.61
Forfeited	(16,802)	27.77
Nonvested at December 25, 2010	219,794	28.17	2.8	2.30 years
Granted	71,950	38.19
Vested	(113,244)	29.13
Forfeited	(15,500)	30.12
Nonvested at December 31, 2011	163,000	$31.75	$3.4	3.37 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $1.4 million, $2.4 million, and $1.6 million and the related total income tax benefits of $0.5 million, $0.9 million, and $0.6 million in 2011, 2010 and 2009, respectively.

In 2011, 2010 and 2009, cash received from option exercises and share issuances under our plans was $3.0 million, $2.3 million and $2.4 million, respectively.  The actual tax benefit realized in 2011, 2010 and 2009 for the tax deductions from option exercises totaled $0.7 million, $0.6 million and $0.7 million, respectively.

As of December 31, 2011, a total of approximately 3.0 million shares are reserved for issuance under the plans mentioned above.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock.  On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program.  We repurchased 144,900 shares under this program in 2010.  As of December 31, 2011, the cumulative total authorized shares available for repurchase is approximately 3.0 million shares.

J.	RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries.  Amounts contributed to the plan are made at the discretion of the Board of Directors.  We matched 25% of employee contributions in 2011 and 2010, on a discretionary basis, totaling $1.5 million and $1.4 million, respectively.  The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for officers whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $2.5 million and $1.4 million are accrued in “Other Liabilities” for this plan at December 31, 2011 and December 25, 2010, respectively.

K.	INCOME TAXES

 Income tax provisions for the years ended December 31, 2011, December 25, 2010, and December 26, 2009 are summarized as follows (in thousands):

	2011	2010	2009
Currently Payable:
Federal	$453	$4,762	$4,411
State and local	1,419	1,768	1,452
Foreign	3,000	3,344	2,602
	4,872	9,874	8,465
Net Deferred:
Federal	(1,884)	384	4,868
State and local	(137)	(689)	337
Foreign	23	(2,369)	182
	(1,998)	(2,674)	5,387
	$2,874	$7,200	$13,852

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The components of earnings before income taxes consist of the following:

	2011	2010	2009

U.S.	$268	$16,115	$29,806
Foreign	8,577	10,926	8,791
Total	$8,845	$27,041	$38,597

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2011	2010	2009
Statutory federal income tax rate	34.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	8.2	2.4	1.9
Effect of noncontrolling owned interest in earnings of partnerships	(3.0)	(1.8)	0.1
Manufacturing deduction	(1.9)	(1.6)	(0.8)
Research and development tax credits	(13.4)	(1.4)	(1.8)
Change in valuation allowance	-	(10.5)	(1.4)
Nondeductible amortization of intangibles	4.9	1.6	1.2
Meals and entertainment	4.4	1.6	1.1
Other, net	(0.7)	1.3	0.6
Effective income tax rate	32.5%	26.6%	35.9%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 31, 2011 and December 25, 2010 are as follows (in thousands):

	2011	2010
Employee benefits	$6,609	$6,626
Foreign subsidiary and state net operating loss	2,224	3,130
Inventory	141	148
Accrued expenses	2,562	2,075
Other, net	4,046	3,836
Deferred income tax assets	15,582	15,815

Depreciation	(13,605)	(17,762)
Intangibles	(11,226)	(9,269)
Other, net	(106)	(137)
Deferred income tax liabilities	(24,937)	(27,168)
Net deferred income tax liability	$(9,355)	$(11,353)

L.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2011	2010	2009
Gross unrecognized tax benefits beginning of year	$1,253	$10,110	$10,786
Increase in tax positions for prior years	225		84
Increase in tax positions for current year	391	260	591
Settlements with taxing authorities		(8,690)	(778)
Lapse in statute of limitations	(32)	(427)	(573)
Gross unrecognized tax benefits end of year	$1,837	$1,253	$10,110

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes.  The liability for unrecognized tax benefits included accrued interest and penalties of $0.3 million, $0.2 million and $0.2 million at December 31, 2011, December 25, 2010 and December 26, 2009, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions.  During 2010, the Internal Revenue Service examination for tax years 2004 – 2008 was resolved. For the majority of state and foreign jurisdictions, we are no longer subject to income tax examinations for years before 2007.  A number of state and local examinations are currently ongoing.  It is possible that these examinations may be resolved within the next twelve months.  Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, it is reasonably possible that our gross unrecognized tax benefits may change within the next twelve months by a range of $0.4 million to $1.8 million.

M.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, Ardellis Insurance Ltd., (f/k/a UFP Insurance Ltd.), a licensed captive insurance company.

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

On a consolidated basis, we have reserved approximately $3.4 million on December 31, 2011 and December 25, 2010, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

In addition, on December 31, 2011, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business.  In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 31, 2011, we had outstanding purchase commitments on capital projects of approximately $2.5 million.

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

In certain cases we supply building materials and labor to residential construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations.  We have agreed to indemnify the surety for claims made against the bonds.  As of December 31, 2011, we had approximately $13.3 million in outstanding payment and performance bonds, which expire during the next two years.  In addition, approximately $22.7 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

On December 31, 2011 we had outstanding letters of credit totaling $31.3 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts.  We currently have irrevocable letters of credit outstanding totaling approximately $18.9 million for these types of insurance arrangements.  We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

Many of our wood treating operations utilize "Subpart W" drip pads, defined as hazardous waste management units by the EPA.  The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste.  Closure involves identification and disposal of contaminants which are required to be removed from the facility.  The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed.  Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.7 million.  As a result, this amount is recorded in other long-term liabilities on December 31, 2011.

We did not enter into any new guarantee arrangements during 2011 which would require us to recognize a liability on our balance sheet.

N.	CONSULTING & NON-COMPETE AGREEMENTS

On June 20, 2011 we entered into a consulting and non-compete agreement with our CEO which provides for monthly payments through December 2015 that began upon resignation from Universal Forest Products, Inc. All amounts were fully accrued and vested on the date of resignation. The present value of these payments totaled approximately $2.3 million at December 31, 2011 and is accrued in other liabilities.

On December 17, 2007 we entered into a consulting and non-compete agreement with our former CEO which provides for monthly payments for a term of three years that began upon retirement from Universal Forest Products, Inc.  All amounts were fully accrued and vested on the date of retirement.  The present value of these payments totaled approximately $0.4 million and $1.1 million at December 31, 2011 and December 25, 2010, respectively, and is accrued in other liabilities.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

O.	SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  In the fourth quarter of 2011, we undertook a realignment to separately manage our Site-Built business, which was formerly included in the Atlantic division operating segment.  This realignment improves management oversight to more effectively evaluate growth opportunities and other operational decisions.  The remaining component of the former Atlantic division represented core operations and was realigned under Eastern division operating segment management.

Our operating segments consist of the Eastern, Western, Site-Built, Consumer Products and Distribution divisions.  In accordance with ASC 280, due to the similar economic characteristics, nature of products, distribution methods, and customers, we have aggregated our Eastern and Western operating segments into one reportable segment.  The Site-Built division is considered a separate reportable segment.  Our other divisions do not collectively form a reportable segment because their respective operations are dissimilar and they do not meet the applicable quantitative requirements.  These operations have been included in the “All Other” column of the table below.  The “Corporate” column includes unallocated administrative costs.

	2011
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,486,058	$183,120	$153,158	$-	$1,822,336
Intersegment net sales	77,858	24,907	28,636	-	131,401
Interest expense	440	154	-	3,138	3,732
Amortization expense	3,571	-	1,612	-	5,183
Depreciation expense	19,036	2,380	3,240	6,148	30,804
Segment operating profit	28,198	(6,349)	(8,731)	(1,107)	12,011
Segment assets	520,506	87,160	82,993	73,348	764,007
Capital expenditures	14,870	1,007	8,856	8,199	32,932

	2010
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,566,094	$179,113	$145,644	$-	$1,890,851
Intersegment net sales	104,186	17,482	45,174	-	166,842
Interest expense	424	45	-	3,080	3,549
Amortization expense	4,492	96	2,331	-	6,919
Depreciation expense	20,140	2,509	3,069	4,711	30,429
Segment operating profit	35,515	(5,471)	1,400	(1,155)	30,289
Segment assets	525,482	86,128	80,576	97,210	789,396
Capital expenditures	14,205	394	4,832	7,519	26,950

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2009
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,423,140	$141,091	$108,769	$-	$1,673,000
Intersegment net sales	98,019	12,830	33,171	-	144,020
Interest expense	523	30	53	4,005	4,611
Amortization expense	4,874	750	2,684	-	8,308
Depreciation expense	22,543	2,704	3,080	4,590	32,917
Segment operating profit	49,112	(10,980)	5,845	(1,160)	42,817
Segment assets	503,468	91,442	67,819	114,139	776,868
Capital expenditures	6,954	359	4,881	3,410	15,604

In 2011, 2010, and 2009, 23%, 28%, and 32% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

	2011		2010		2009
	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets	Net Sales	Long-Lived Assets
United States	$1,779,909	$388,232	$1,844,289	$373,709	$1,630,763	$374,831
Foreign	42,427	17,582	46,562	16,076	42,237	18,688
Total	$1,822,336	$405,814	$1,890,851	$389,785	$1,673,000	$393,519

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2011	58.8%	41.2%
2010	58.6%	41.4%
2009	59.4%	40.6%

Value-added product sales consist of fencing, decking, lattice, and other specialty products sold to the retail building materials market, specialty wood packaging, engineered wood components, and wood-alternative products.  Engineered wood components include roof trusses, wall panels, and floor systems. Wood-alternative products consist primarily of composite wood and plastics.  Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.  Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 31,	December 25,	December 26,
	2011	2010	2009
Value-Added Sales
Trusses – residential, modular and manufactured housing	$148,711	$167,165	$160,242
Fencing	145,486	162,314	167,311
Decking and railing – composite, wood and other	126,832	162,699	156,400
Turn-key framing and installed sales	120,321	117,340	98,785
Industrial packaging and components	174,056	142,369	130,593
Engineered wood products (eg. LVL; i-joist)	41,313	46,069	35,386
Manufactured brite and other lumber	49,375	50,540	40,224
Wall panels	19,049	26,093	25,774
Outdoor DIY products (eg. stakes; landscape ties)	40,716	46,610	42,745
Construction and building materials (eg. door packages; drywall)	94,767	73,629	35,990
Lattice – plastic and wood	42,792	45,819	47,304
Manufactured brite and other panels	39,779	37,046	28,427
Siding, trim and moulding	20,088	19,469	20,384
Hardware	12,094	12,204	11,544
Manufactured treated lumber	11,728	11,706	12,535
Manufactured treated panels	5,411	4,562	2,991
Other	98	92	135
Total Value-Added Sales	1,092,616	1,125,726	1,016,770

Commodity-Based Sales
Non-manufactured brite and other lumber	304,104	315,634	255,836
Non-manufactured treated lumber	285,305	305,756	296,936
Non-manufactured brite and other panels	145,547	147,845	116,645
Non-manufactured treated panels	22,075	21,330	21,373
Other	7,767	5,851	4,805
Total Commodity-Based Sales	764,798	796,416	695,595
Total Gross Sales	1,857,414	1,922,142	1,712,365
Sales allowances	(35,078)	(31,291)	(39,365)
Total Net Sales	$1,822,336	$1,890,851	$1,673,000

P.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks (except fourth quarter of 2011 which consisted of 14 weeks) during the years ended December 31, 2011 and December 25, 2010 (in thousands, except per share data):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	First		Second		Third		Fourth
	2011	2010	2011	2010	2011	2010	2011	2010
Net sales	$387,233	$392,958	$544,139	$638,635	$468,941	$480,574	$422,023	$378,685
Gross profit	41,414	51,634	56,587	77,886	54,358	54,415	47,368	46,021
Net earnings (loss)	(3,429)	1,720	4,478	14,468	5,988	3,198	(1,066)	455
Net earnings (loss) attributable to controlling interest	(3,670)	987	4,277	13,716	5,616	2,584	(1,674)	124
Basic earnings (loss) per share	(0.19)	0.05	0.22	0.71	0.29	0.13	(0.09)	0.01
Diluted earnings (loss) per share	(0.19)	0.05	0.22	0.70	0.29	0.13	(0.09)	0.01

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.  The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2011	High	Low	Fiscal 2010	High	Low
Fourth Quarter	31.75	22.91	Fourth Quarter	39.01	27.84
Third Quarter	31.95	23.02	Third Quarter	33.09	25.76
Second Quarter	37.53	26.00	Second Quarter	46.63	30.36
First Quarter	39.84	32.27	First Quarter	40.00	31.84

There were approximately 1,300 shareholders of record as of February 29, 2012.

In 2011 and 2010, we paid dividends on our common stock of $0.200 per share each in June and December.  We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected.  The graph assumes an investment of $100 on December 31, 2006, and reinvestment of dividends in all cases.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2011

The companies included in our self-determined industry peer group are as follows:

Bluelinx Holdings Inc.                                                                     Louisiana-Pacific Corp.
Builders FirstSource, Inc.

The returns of each company included in the self-determined peer group are weighted according to each respective company's stock market capitalization at the beginning of each period presented in the graph above.  In determining the members of our peer group, we considered companies who selected UFPI as a member of their peer group, and looked for similarly sized companies or companies that are a good fit with the markets we serve.

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS
William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

Dan M. Dutton Chairman of the Board Stimson Lumber Co.	Michael R. Cole Chief Financial Officer and Treasurer

John M. Engler President Business Roundtable	Robert W. Lees President UFP Eastern Division, Inc.

John W. Garside President and Treasurer Woodruff Coal Company	Allen T. Peters President UFP Western Division, Inc.

Gary F. Goode, CPA Chairman Titan Sales & Consulting, LLC	Robert D. Coleman Executive Vice President Manufacturing

Mark A. Murray President Meijer, Inc.	Joseph F. Granger Executive Vice President Universal Consumer Products, Inc. and UFP Distribution, Inc.

William R. Payne Chief of Staff Amway, Inc.	C. Scott Greene Executive Vice President New Business Development

Louis A. Smith President Smith and Johnson, Attorneys, P.C.	Donald L. James Executive Vice President National Sales

Bruce A. Merino	Michael F. Mordell Executive Vice President UFP Purchasing, Inc.

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 18, 2012, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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

Ernst & Young LLP
Grand Rapids, MI

TRANSFER AGENT/SHAREHOLDER INQUIRIES

American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address, and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10005
Telephone:  (718) 921-8210

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE
Grand Rapids, MI 49525
Telephone:  (616) 364-6161
Facsimile:  (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Ashburn, GA	Liberty, NC
Auburndale, FL	Lodi, OH
Belchertown, MA	McMinnville, OR
Berlin, NJ	Medley, FL
Blanchester, OH	Minneota, MN
Burlington, NC	Morristown, TN
Chaffee, NY	Moultrie, GA
Chandler, AZ	Muscle Shoals, AL
Chesapeake, VA	New London, NC
Conway, SC	New Waverly, TX
Cordele, GA	New Windsor, MD
Denver, CO	Parker, PA
Durango, Durango, Mexico	Pearisburg, VA
Eatonton, GA	Plainville, MA
Elizabeth City, NC	Ponce, Puerto Rico
Elkhart, IN	Prairie du Chien, WI
Emlenton, PA	Ranson, WV
Evans City, PA	Riverside, CA
Gordon, PA	Saginaw, TX
Grandview, TX	Salisbury, NC
Grand Rapids, MI	San Antonio, TX
Granger, IN	Schertz, TX
Greene, ME	Sidney, NY
Haleyville, AL	Stockertown, PA
Harrisonville, MO	Thornton, CA
Hillsboro, TX	Turlock, CA
Hudson, NY	Union City, GA
Hutchinson, MN	Warrens, WI
Janesville, WI	White Bear Lake, MN
Jefferson, GA	White Pigeon, MI
Lacolle, Quebec, Canada	Windsor, CO
Lafayette, CO	Woodburn, OR