Form 10-K, Exhibit 13
period 2012-12-29
UNIVERSAL FOREST PRODUCTS INC
filed 2013-02-26
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION

Selected Financial Data	2

Management's Discussion and Analysis of Financial Condition and Results of Operations	3-23

Management's Annual Report on Internal Control Over Financial Reporting	24

Report of Independent Registered Public Accounting Firm	25

Report of Independent Registered Public Accounting Firm	26

Consolidated Balance Sheets as of December 29, 2012 and December 31, 2011	27-28

Consolidated Statements of Earnings and Comprehensive Income for the Years Ended December 29, 2012, December 31, 2011, and December 25, 2010	29

Consolidated Statements of Shareholders' Equity for the Years Ended December 29, 2012, December 31, 2011, and December 25, 2010	30-32

Consolidated Statements of Cash Flows for the Years Ended December 29, 2012, December 31, 2011, and December 25, 2010	33-34

Notes to Consolidated Financial Statements	35-60

Price Range of Common Stock and Dividends	60

Stock Performance Graph	61

Directors and Executive Officers	62

Shareholder Information	63

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2012	2011	2010	2009	2008
Consolidated Statement of Earnings Data
Net sales	$2,054,933	$1,822,336	$1,890,851	$1,673,000	$2,232,394
Gross profit	224,977	199,727	229,955	243,664	254,201
Earnings before income taxes	41,012	8,787	27,111	38,583	7,100
Net earnings attributable to controlling interest	23,934	4,549	17,411	24,272	4,343
Diluted earnings per share	$1.21	$0.23	$0.89	$1.25	$0.23
Dividends per share	$0.400	$0.400	$0.400	$0.260	$0.120

Consolidated Balance Sheet Data
Working capital(1)	$338,389	$225,399	$263,578	$248,165	$230,308
Total assets	860,532	764,007	789,396	776,868	802,682
Total debt and capital lease obligations	95,790	52,470	55,291	53,854	101,174
Shareholders' equity	607,525	582,599	581,176	568,946	548,226

Statistics
Gross profit as a percentage of
net sales	11.0%	11.0%	12.2%	14.6%	11.4%
Net earnings attributable to controlling interest as a percentage of net sales	1.2%	0.2%	0.9%	1.5%	0.2%
Return on beginning equity(2)	4.1%	0.8%	3.1%	4.4%	0.8%
Current ratio	3.95	2.70	3.21	3.06	2.68
Debt to equity ratio	0.16	0.09	0.10	0.09	0.18
Book value per common share(3)	$30.68	$29.69	$30.06	$29.50	$28.72

(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Universal Forest Products, Inc. (“the Company”) is a holding company that provides capital, management and administrative resources to subsidiaries that design, manufacture and market wood and wood-alternative products for building material retailers and wholesalers, engineered wood components, structural lumber and other products for the manufactured housing industry and the residential construction market, and specialty wood packaging and components and packing materials for various industries. The Company’s subsidiaries also provide framing services for the residential construction market and a variety of products used for concrete construction. The Company's consumer products operations offer a large portfolio of outdoor living products, including wood composite decking, decorative balusters, post caps and plastic lattice. Its lawn and garden group offers an array of products, such as trellises and arches, to retailers nationwide. The Company is headquartered in Grand Rapids, Michigan, and its subsidiaries operate facilities throughout North America. For more about Universal Forest Products, Inc., go to www.ufpi.com.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2012.

OVERVIEW

Our results for 2012 were impacted by the following:

●
Our results for 2012 are comprised of a 52-week year compared to a 53-week year in 2011, adding one extra week of activity in 2011. This extra week added an additional $16 million in sales to 2011. An additional week of cost of goods sold and expenses in 2011 also impacted our results for 2012 compared to 2011.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●
Our sales increased 12% primarily due to an increase in lumber prices. See “Historical Lumber Prices”. Our unit sales increased in four of our five markets, including double digit increases in our residential construction, manufactured housing and industrial markets. Our sales to the retail building materials market declined by approximately 6% due to a loss of market share with one customer.

●
National housing starts increased approximately 27% in the period of December 2011 through November of 2012 (our sales trail housing starts by about a month) compared to the same period of 2011, while our unit sales increased 18% in the residential construction market. Since the downturn in housing began, suppliers servicing this market have been challenged with significant excess capacity. Consequently, pricing pressure has been intense resulting in several years of operating losses for many industry participants. We have maintained our focus on profitability and cash flow by being selective in the business that we take. This has resulted in several right-sizing and plant closure actions which have caused us to sacrifice market share.

●
Shipments of HUD code manufactured homes were up 8% in the period from January through November 2012, compared to the same period of 2011, which helped drive our 13% increase in unit sales to this market. We have maintained our share of the manufactured housing market in the core product lines we offer and our sales increase reflects greater market activity and an increase in market share of our recently acquired distribution business, which has added more product lines.

●	We experienced a 10% increase in unit sales to our industrial customers due to share gains with existing customers and by adding new customers.

●
The retail building materials market, which has been adversely impacted by a decline in consumer demand in prior years, experienced an early trend up in sales due, in part, to favorable weather. More recently, consumer spending and confidence appears to have softened. Our unit sales decreased due to the fact we lost market share with a major retail customer this year, primarily in product lines with lower gross margins. This decrease was offset to some extent by gaining share with other customers in a variety of other product lines.

●	Our gross profit dollars increased by 13% comparing 2012 to 2011, which compares favorably to our 4% increase in unit sales. Our gross profit was primarily impacted by the following factors:

●
During the first half of 2012 we benefited from selling into a rising lumber market for much of the period. Conversely, during the first half of 2011 we were adversely impacted by selling into a falling market for most of that period. See “Historical Lumber Prices” and “Impact of the Lumber Market on Our Operating Results” for additional information.

●
In the first quarter of 2012 we experienced more favorable weather than we did in the first quarter of 2011, which was impacted by inclement weather in many areas of the country resulting in many lost production days.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●	We lost some market share with a major retail customer this year, primarily in product lines with lower gross margins.

●	The favorable factors above were offset to some extent by pricing pressure in each of our markets.

●
We had a net gain on the sale of property, plant and equipment totaling $8.0 million for the year. Total proceeds from the sale of these assets totaled $18.2 million. This net gain was reduced by approximately $1.1 million of impairment charges we recorded on property, plant, and equipment resulting from certain plant closure actions we had previously taken.

●
We recorded a $2.3 million loss contingency for a Canadian anti-dumping duty. The Canadian government has imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China. While we continue to work with the government to clarify the applicability of these rules to our products, we recorded a charge in the third quarter for this matter.

●	We recorded $3.2 million of loss reserves on certain notes receivable.

●
We entered into a Note Purchase Agreement under which we issued senior notes in two tranches totaling $75 million. A portion of these proceeds were used to retire $40 million senior notes due in December 2012 while the balance of the proceeds were used to repay amounts owed under our revolving credit facility.

●
In 2012, higher lumber prices have caused our investment in accounts receivable and inventory to increase substantially, mitigating the favorable impact on cash flow in the third and fourth quarters that we would typically experience from seasonality.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2012	2011	2010
January	$281	$301	$264
February	286	296	312
March	300	294	310
April	308	275	351
May	342	259	333
June	330	262	267
July	323	269	251
August	340	265	245
September	332	262	250
October	324	261	254
November	354	257	275
December	370	267	279
Annual average	$324	$272	$283
Annual percentage change	19.1%	(3.9%)

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF
	2012	2011	2010
January	$269	$282	$269
February	278	289	331
March	300	290	337
April	314	266	382
May	341	254	374
June	314	246	293
July	300	253	264
August	315	263	249
September	319	239	252
October	313	244	249
November	350	248	262
December	362	256	260
Annual average	$315	$261	$294
Annual percentage change	20.7%	(11.2%)

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

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

Our gross margins are impacted by (1) the relative level of the Lumber Market (i.e. whether prices are higher or lower from comparative periods), and (2) the trend in the market price of lumber (i.e. whether the price of lumber is increasing or decreasing within a period or from period to period). Moreover, as explained below, our products are priced differently. Some of our products have fixed selling prices, while the selling prices of other products are indexed to the reported Lumber Market with a fixed dollar adder to cover conversion costs and profits. Consequently, the level and trend of the Lumber Market impact our products differently.

Below is a general description of the primary ways in which our products are priced.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●
Products with fixed selling prices. These products include value-added products such as decking and fencing sold to retail building materials customers, as well as trusses, wall panels and other components sold to the residential construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs with our suppliers for these sales commitments. Also, the time period and quantity limitations generally allow us to re-price our products for changes in lumber costs from our suppliers.

●
Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry. For these products, we estimate the customers' needs and we carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices. As a result of the decline in the housing market and our sales to residential and commercial builders, a greater percentage of our sales fall into this general pricing category. Consequently, we believe our profitability may be impacted to a much greater extent to changes in the trend of lumber prices.

Changes in the trend of lumber prices have their greatest impact on the following products:

●
Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 15% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

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

BUSINESS COMBINATIONS AND ASSET PURCHASES

See Notes to Consolidated Financial Statements, Note C, "Business Combinations."

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 29, 2012	December 31, 2011	December 25, 2010
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.1	89.0	87.8
Gross profit	11.0	11.0	12.2
Selling, general, and administrative expenses	9.0	10.0	10.5
Loss contingency for Canadian anti-dumping duty	0.1	-	-
Net loss (gain) on disposition of assets and other impairment and exit charges	(0.3)	0.4	0.1
Earnings from operations	2.2	0.7	1.6
Other expense, net	0.2	0.2	0.2
Earnings before income taxes	2.0	0.5	1.4
Income taxes	0.7	0.2	0.4
Net earnings	1.3	0.3	1.1
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)	(0.1)
Net earnings attributable to controlling interest	1.2%	0.2%	0.9%

Note: Actual percentages are calculated and may not sum to total due to rounding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

GROSS SALES

We design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for residential and commercial construction, and specialty wood packaging, components and packing materials for various industries. Our strategic long-term sales objectives include:

●
Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, and increasing our market share with independent retailers.

●	Expanding geographically in our core businesses, domestically and internationally.

●
Increasing sales of "value-added" products, which primarily consist of fencing, decking, lattice, and other specialty products sold to the retail building materials market, specialty wood packaging, engineered wood components, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

●	Developing new products and expanding our product offering for existing customers.

●	Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
Market Classification	December 29, 2012	% Change	December 31, 2011	% Change	December 25, 2010
Retail Building Materials	$841,500	0.3	$838,903	(8.5)	$916,469
Industrial	583,689	18.5	492,476	9.3	450,407
Manufactured Housing	314,088	28.4	244,663	(0.5)	245,769
Residential Construction	256,363	26.3	202,970	(15.9)	241,314
Commercial Construction and Concrete Forming	90,365	15.3	78,402	15.0	68,183
Total Gross Sales	2,086,005	12.3	1,857,414	(3.4)	1,922,142
Sales Allowances	(31,072)		(35,078)		(31,291)
Total Net Sales	$2,054,933	12.8	$1,822,336	(3.6)	$1,890,851

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS – CONTINUED

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2012 versus 2011	12%	8%	4%
2011 versus 2010	-3%	-5%	2%
2010 versus 2009	12%	7%	5%

Gross sales in 2012 increased 12% compared to 2011 primarily due to an estimated 8% increase in overall selling prices combined with a unit sales increase of 4%. Our overall selling prices increased as a result of the Lumber Market (see “Historical Lumber Prices”). Unit sales increased due to improved demand in all of our markets in the first nine months of the year.

Gross sales in 2011 decreased 3% compared to 2010 primarily due to an estimated 5% decrease in overall selling prices, while overall unit sales increased by 2%. Our overall selling prices decreased as a result of the Lumber Market and competitive price pressure. While unit sales had declined in the first six months of the year due to weak end market demand, particularly in our retail building materials market, unit sales rebounded in the fourth quarter primarily due to our industrial and manufactured housing markets.

Changes in our sales by market are discussed below.

Retail Building Materials:

Gross sales to the retail building materials market were flat in 2012 compared to 2011 primarily due to an estimated 6% decrease in overall unit sales offset by higher lumber prices. Unit sales declined due to the loss of sales to a major retail customer. This loss of market share was offset somewhat by increased sales to several other retail customers.

Gross sales to the retail building materials market decreased 8% in 2011 compared to 2010 primarily due to an estimated 3% decrease in overall unit sales and a 5% decrease in overall selling prices due to the Lumber Market and competitive price pressure due to excess supplier capacity. We believe unit sales declined due to a decrease in consumer spending for “big ticket” building materials products such as decking and fencing. As unemployment remained high and housing prices remain deflated, we believe many homeowners delayed plans for larger home improvement projects. In addition, our sales of composite decking decreased as we are prepared to launch a new product.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Industrial:

Gross sales to the industrial market increased 19% in 2012 compared to 2011, due to an estimated 10% increase in unit sales combined with an estimated 9% increase in selling prices. We increased our capacity in several areas of the country and added many new customers in 2012, resulting in continued gains in market share. Our sales to existing customers also increased as we gained share with our top customers and demand improved.

Gross sales to the industrial market increased 9% in 2011 compared to 2010, due to an estimated 12% increase in unit sales offset by an estimated 3% decrease in selling prices. We added many new customers in 2011 which allowed us to continue to add market share and grow unit sales. Unit sales to existing customers increased an estimated 12%.

Manufactured Housing:

Gross sales to the manufactured housing market increased 28% in 2012 compared to 2011 primarily due to an estimated 15% increase in selling prices due to the Lumber Market and an estimated 13% increase in unit sales. Unit sales to this market increased due to a rise in industry production of HUD-code homes related to orders from FEMA and strong demand for temporary housing in some areas of the country related to shale oil and gas development. In addition, we continued to add product lines and expand share in our distribution business. Shipments of HUD code manufactured homes were up 8% in January through November of 2012 compared to the same period of 2011.

Gross sales to the manufactured housing market remained flat in 2011 compared to 2010 primarily due to an estimated 3% decrease in selling prices due to the Lumber Market and an estimated 3% increase in unit sales of new operations we acquired in 2010. By comparison, shipments of HUD code manufactured homes were up 1% in January through November of 2011 compared to the same period of 2010.

Residential Construction:

Gross sales to the residential construction market increased 26% in 2012 compared to 2011 due to an estimated 18% increase in unit sales and an 8% increase in selling prices. By comparison, national housing starts increased approximately 27% in the period from December 2011 through November of 2012 (our sales trail housing starts by about a month), compared to the same period of 2011. We continue to be selective in the business that we pursue in order to improve profitability. As a result, we have lost some share of this market.

Gross sales to the residential construction market decreased 16% in 2011 compared to 2010 due to an estimated 11% decrease in selling prices and a 5% decrease in unit sales. Unit sales declined 13% as a result of closed operations, offset by an estimated 8% increase in unit sales out of existing plants that were operating in both periods. By comparison, national housing starts increased approximately 2% in the period from December 2010 through November of 2011 (our sales trail housing starts by about a month), compared to the same period of 2010. Increased unit sales out of existing plants were primarily due to our increased penetration of the multi-family market.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED
Commercial Construction and Concrete Forming:

Gross sales to the commercial construction and concrete forming market increased 15% in 2012 compared to 2011. Within this market, sales to commercial builders increased 5% as a result of our ability to supply “turnkey” (components and framing) services to our customers, and sales of products used to make concrete forms increased 24% due to the sales and capital resources we have dedicated to growing our share of this market.

Gross sales to the commercial construction and concrete forming market increased 15% in 2011 compared to 2010. Volume increased as a result of adding several large commercial accounts and continuing to gain share of the concrete forming market.

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales. Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2012	58.7%	41.3%
2011	58.8%	41.2%
2010	58.6%	41.4%

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage remained flat at 11% due to the higher level of lumber prices in 2012 compared to 2011. Since we attempt to pass higher lumber costs along to our customers and earn a fixed profit per unit, our gross margins will decline if the level of lumber prices significantly increases (see “Impact of the Lumber Market on Our Operating Results”). An improvement in our profitability is reflected in a comparison of the change in our gross profit dollars versus our change in unit sales. Our gross profits increased by 13% comparing 2012 to 2011 while our unit sales increased by 4%. Our gross profit was primarily impacted by the following factors:

●
During the first half of 2012 we benefited from selling into a rising lumber market for much of the period. Conversely, during the first half of 2011 we were adversely impacted by selling into a falling market for most of that period.

●
In the first quarter of 2012 we experienced more favorable weather than we did in the first quarter of 2011, which was impacted by inclement weather in many areas of the country resulting in many lost production days.

●	We lost some market share with a major retail customer this year, primarily in product lines with lower gross margins.
●	The favorable factors above were offset to some extent by pricing pressure in each of our markets.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Our gross profit percentage decreased to 11% from 12% comparing 2011 to 2010. In addition, our gross profit dollars decreased by 13% comparing 2011 to 2010, which compares unfavorably to our 2% increase in unit sales. The decline in our gross margin and profitability was due to several factors.

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

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $3.3 million, or 1.9%, in 2012 compared to 2011, while we reported a 4% increase in unit sales. The increase in SG&A was primarily due to increases in accrued bonus and other incentive compensation, which is based on profitability and the efficient use of capital. Also, we recorded $3.2 million in loss reserves for certain notes receivable, which includes $1.7 million to SG&A expenses and $1.5 million to interest income. These increases were offset by decreases in compensation and related expenses and as well as certain other expenses as a result of our continuing efforts to reduce our cost structure.

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

CANADIAN ANTI-DUMPING DUTY ASSESSMENT

We recorded a $2.3 million loss contingency for a Canadian anti-dumping duty. The Canadian government has imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China. While we continue to work with the government to clarify the applicability of these rules to our products, we recorded a charge in the third quarter for this matter such that the accrued liability is the maximum amount of our exposure.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIRMENT AND OTHER IMPAIRMENT AND EXIT CHARGES

We incurred $1.3 million, $6.4 million and $2.0 million of charges in 2012, 2011 and 2010, respectively, relating to asset impairments and other costs associated with idled facilities and down-sizing efforts. In 2012, these costs were offset by gains on the sale of certain equipment and real estate totaling $8.0 million. See Notes to Consolidated Financial Statements, Note D “Assets Held for Sale and Net Loss (Gain) on Disposition of Assets, Early Retirement and Other Impairment and Exit Charges.”

On June 20, 2011 our chief executive officer resigned and we entered into a consulting and non-competition agreement with him. We accrued for the present value of the future payments under the agreement totaling $2.6 million in June 2011, which is included in the amount discussed in the preceding paragraph.

We regularly review the performance of each of our operations and make decisions to permanently or temporarily close operations based on a variety of factors including:

●	Current and projected earnings, cash flow and return on investment
●	Current and projected market demand
●	Market share
●	Competitive factors
●	Future growth opportunities
●	Personnel and management

We currently have 12 operations that are experiencing operating losses and negative cash flow for 2012. The net book value of the long-lived assets of these operations, which could be subject to an impairment charge in the future in the event a closure action is taken, was $26.1 million at the end of 2012. In addition, these operations had future fixed operating lease payments totaling $0.9 million at the end of 2012.

INTEREST, NET

Net interest costs were comparable in 2012 and 2011. Out debt levels in 2012 were slightly lower, however, our borrowing rates were slightly higher compared to 2011.

Net interest costs were comparable in 2011 and 2010 as there were no significant changes in our debt structure or borrowing rates.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences. Our effective tax rate increased to 36.6% in 2012 compared to 32.7% in 2011. This increase is due in part to the expiration of the R&D tax credit offset by the impact of permanent tax differences on higher income. See Notes to Consolidated Financial Statements, Note K, “Income Taxes”.

Our effective tax rate increased to 32.7% in 2011 compared to 26.6% in 2010. This increase is primarily due to removing a valuation allowance against a deferred tax asset for a net operating loss carryforward related to one of our wholly-owned foreign subsidiaries that was considered more likely than not to be realized. See Notes to Consolidated Financial Statements, Note K, “Income Taxes”.

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases. The following table summarizes our contractual obligations as of December 29, 2012 (in thousands).

	Payments Due by Period
Contractual Obligation	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
Long-term debt and capital lease obligations	$-	$-	$11,090	$84,700	$95,790
Estimated interest on long-term debt	2,987	5,973	5,973	18,162	33,095
Operating leases	3,930	3,343	499	64	7,836
Capital project purchase obligations	3,635				3,635
Total	$10,552	$9,316	$17,562	$102,926	$140,356

As of December 29, 2012, we also had $28.7 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 29, 2012	December 31, 2011	December 25, 2010
Cash from operating activities	$(5,721)	$11,515	$29,267
Cash from investing activities	(28,045)	(33,000)	(42,773)
Cash from financing activities	36,695	(10,314)	(10,611)
Effect of exchange rate changes on cash	244	(259)	70
Net change in cash and cash equivalents	3,173	(32,058)	(24,047)
Cash and cash equivalents, beginning of year	11,305	43,363	67,410
Cash and cash equivalents, end of year	$14,478	$11,305	$43,363

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

Seasonality has a significant impact on our working capital from March to August which historically resulted in negative or modest cash flows from operations in our first and second quarters. Conversely, we experience a substantial decrease in working capital from September to February which typically results in significant cash flow from operations in our third and fourth quarters. In 2012, higher lumber prices have caused our investment in accounts receivable and inventory to increase substantially, mitigating the favorable impact on cash flow in the third and fourth quarters that we would typically experience from seasonality.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle decreased to 48 days in 2012 from 50 days in 2011 due to a 4 day decrease in our days supply of inventory, offset by a 2 day decrease in our days payables outstanding. In 2012, consumer demand and weather were unexpectedly good resulting in strong sales increases and higher inventory turnover. Conversely, in 2011 demand and weather were poor, resulting in weak sales and lower inventory turnover.

Cash used in operating activities was approximately $5.7 million in 2012, which was comprised of net earnings of $26.0 million and $39.2 million of non-cash expenses, offset by a $6.9 million net gain on the sale of property, plant and equipment and a $64.0 million increase in working capital since the end of 2011. Working capital at the end of 2012 is significantly higher than the end of 2011, primarily due to the impact of higher year over year lumber prices. As reflected in the table under the caption “Historical Lumber Prices”, lumber prices were up 33% in the fourth quarter of 2012.

Capital expenditures were $30.3 million in 2012 and we have outstanding purchase commitments on existing capital projects totaling approximately $3.6 million on December 29, 2012, primarily for expansion to support new product offerings and sales growth into new geographic markets. We intend to fund capital expenditures and purchase commitments through our operating cash flows and amounts available under our revolving credit facility. Capital expenditures were offset by $18.2 million received in proceeds for the sale of property, plant and equipment.

Cash flows used in investing activities also included $17.0 million spent to acquire the net assets of Nepa Pallet and Container Co., Inc. and MSR Forest Products, LLC. See Notes to Unaudited Consolidated Condensed Financial Statements, Note C “Business Combinations”.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

In 2012, cash flows used in financing activities included $7.9 million of dividends paid to shareholders. Our Board of Directors approved two semi-annual dividends of $0.20 per share each, which were paid in June and December of 2012.

On December 17, 2012, we entered into a Note Purchase Agreement under which we issued senior notes in two tranches totaling $75 million. See Notes to Unaudited Consolidated Condensed Financial Statements, Note F “Debt”. A portion of these proceeds were used to retire $40 million senior notes due in December 2012 while the balance of the proceeds were used to repay amounts owed under our revolving credit facility.

On December 29, 2012, we had $11.1 outstanding on our $265 million revolving credit facility, which matures in November of 2016. The revolving credit facility supports letters of credit totaling approximately $28.7 million on December 29, 2012. Financial covenants on the unsecured revolving credit facility and unsecured senior notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 29, 2012.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED
LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded to adjust the asset to its fair value. Changes in forecasted operations and changes in discount rates can materially affect these estimates. In addition, we test goodwill annually for impairment or more frequently if changes in circumstances or the occurrence of other events suggest impairments exist. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows and market valuation multiples. Changes in these estimates may result in the recognition of an impairment loss.

SELF-INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 29, 2012. Our accounting policies with respect to the reserves are as follows:

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

Tax laws are complex and subject to different interpretations by taxpayers and respective government taxing authorities, which results in judgment in determining our tax expense and in evaluating our tax positions. Our tax positions are reviewed quarterly and adjusted as new information becomes available.

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

FORWARD OUTLOOK

LONG-TERM GOALS

The pace of the economic recovery and in particular, the recovery of the housing market, has been much slower than we or industry analysts anticipated, but improvements are slowly being seen. With the assumption that housing starts will increase to 1.5 million starts and lead to a broader economy favorably impacting all of our markets, we are targeting goals of achieving $3 billion in sales and returning to operating margins at normal historical levels by 2017.

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

RETAIL BUILDING MATERIALS MARKET

Harvard’s Joint Center for Housing Studies projects a rebound for home improvement activity in 2013. An increase in consumer spending in the second half of 2012 suggests a remodeling recovery may already be underway, and analysts believe annual homeowner improvement spending will see accelerating growth through the third quarter of 2013. The Home Improvement Research Institute (“HIRI”) also anticipates growth in home improvement spending and has forecasted a 4.0% growth rate in 2013. HIRI’s long-term forecast is for spending to grow up to 5.9% by 2015.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

As a result of our recently completed proposal process with customers for 2013 business, we believe we have gained market share with certain “big box” and independent retail customers. However, we continue to face intense pricing pressure from other suppliers to this market.

Our long-term goal is to achieve sales growth by:

●	Increasing market share of value-added products and preservative-treated products.

●	Developing new value-added products, such as our Eovations product line, and services for this market.

●	Adding new products or new markets through strategic business acquisitions or alliances.

●	Increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.

INDUSTRIAL MARKET

Our goal is to increase our sales of wood and alternative packaging products to a wide variety of industrial and OEM users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with significant growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization. We plan to continue to obtain market share through increasing the utilization of our current manufacturing capabilities and dedicated industrial sales force. We plan to evaluate strategic acquisition opportunities, expansion opportunities at existing locations and diversify our product offering to customers.

MANUFACTURED HOUSING MARKET

The National Association of Home Builders forecasts a 13% increase in manufactured home shipments in 2013. Over the long term, we believe the HUD code market will regain a greater share of the overall housing market as credit conditions normalize and as consumers seek more affordable housing alternatives.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

We anticipate modular housing will gain additional share of the housing market as developers try to control the building environment and costs. We will strive to maintain our market share of trusses produced for the modular market as a result of our strong relationships with modular builders, design services and proprietary products.

We plan to continue to expand our product offering to distribute additional products to our manufactured housing customers. We may continue to rely upon strategic business acquisitions to help us achieve this goal.

RESIDENTIAL CONSTRUCTION MARKET

The Mortgage Bankers Association of America forecasts a 19% increase in national housing starts to an estimated 926,000 starts in 2013. The National Association of Home Builders forecasts starts of 932,000, a 20% increase from 2012. In 2013, we believe we are well-positioned to capture our share of any increase that may occur in housing starts. However, due to our focus on profitability and cash flow, our growth may continue to trail the market in 2013.

On a long-term basis, we anticipate growth in our sales to the residential construction market as market conditions improve and as a result of market share gains as weaker competitors exit the market.

COMMERCIAL CONSTRUCTION AND CONCRETE FORMING MARKET

It continues to be our long term objective to gain additional share of the concrete forming market through our ability to provide value-added products and services to customers in this market.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in 2013:

●	End market demand.

•
Our ability to maintain market share and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced. Excess capacity exists for suppliers in each of our five markets. As a result, we have experienced significant pricing pressure which we expect to continue.

●	We gained market share with retail building materials customers.

●	Product mix.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

●	Fluctuations in the relative level of the Lumber Market and the trend in the market place of lumber. (See "Impact of the Lumber Market on our Operating Results.")

●	Fuel and transportation costs.

●	Our ability to continue to achieve productivity improvements and planned cost reductions through our continuous improvement and other initiatives.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Throughout the downturn in housing and the general economy we have continuously taken actions to close plants to better align our manufacturing capacity with the current business environment and reduce our headcount and certain overhead costs to better align our cost structure with current demand and sales. We will continue to manage our cost structure conservatively based on market conditions, and will strive to minimize increases in these costs in the future when market conditions improve and we achieve our growth objectives. In addition, bonus expense for all salaried employees is based on operating profits and return on investment and will continue to fluctuate based on our operating results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

●
Our growth in sales to the industrial market and, when industry conditions improve, the residential construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design requirements.

●	Sales of new products which may require higher development, marketing, and advertising costs.

●	Our incentive compensation program which is tied to pre-bonus operating profits and return on investment.

●	Our growth and success in achieving continuous improvement objectives and leveraging our fixed costs.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

LIQUIDITY AND CAPITAL RESOURCES

Our cash cycle will continue to be impacted in the future by our mix of sales by market. Sales to the residential construction and industrial markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the retail building materials and manufactured housing markets. Our investment in trade receivables and inventory will continue to be impacted by the level of lumber prices.

Management expects to spend $35 to $40 million on capital expenditures in 2013 and incur depreciation of approximately $30 million and amortization and other non-cash expenses of approximately $5 million. On December 29, 2012, we had outstanding purchase commitments on capital projects of approximately $3.6 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

We have no present plan to change our dividend policy, which is currently $0.20 per share paid semi-annually. We will continue to evaluate dividends in light of United States tax law changes.

Our Board of Directors has approved a share repurchase program, and as of December 29, 2012, we have authorization to buy back approximately 3 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

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

We assessed the effectiveness of our internal control over financial reporting as of December 29, 2012, and management has concluded that as of December 29, 2012, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited Universal Forest Products, Inc. and subsidiaries internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011 and the related consolidated statements of earnings and comprehensive income, shareholder’s equity, and cash flows for each of the three fiscal years in the period ended December 29, 2012, and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 26, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 29, 2012 and December 31, 2011, and the related consolidated statements of earnings and comprehensive income, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 29, 2012. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 29, 2012 and December 31, 2011, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 29, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 26, 2013

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 29,	December 31,
	2012	2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$7,647	$10,652
Restricted cash	6,831	653
Accounts receivable, net	163,225	127,316
Inventories:
Raw materials	136,201	111,526
Finished goods	106,979	83,171
Total inventories	243,180	194,697
Refundable income taxes	7,521	3,482
Deferred income taxes	9,212	9,694
Other current assets	15,557	11,700
TOTAL CURRENT ASSETS	453,173	358,194

DEFERRED INCOME TAXES	1,759	-
OTHER ASSETS	14,583	15,380
GOODWILL	159,316	154,702
INDEFINITE-LIVED INTANGIBLE ASSETS	2,340	2,340
OTHER INTANGIBLE ASSETS, NET	8,101	10,924
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	108,545	112,042
Building and improvements	165,307	164,757
Machinery and equipment	239,175	231,125
Furniture and fixtures	23,750	26,404
Construction in progress	6,818	2,880
PROPERTY, PLANT AND EQUIPMENT, GROSS	543,595	537,208
Less accumulated depreciation and amortization	(322,327)	(314,741)
PROPERTY, PLANT AND EQUIPMENT, NET	221,268	222,467
TOTAL ASSETS	$860,540	$764,007

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 29,	December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2012	2011
CURRENT LIABILITIES:
Accounts payable	$66,054	$49,433
Accrued liabilities:
Compensation and benefits	34,728	30,920
Other	14,002	12,172
Current portion of long-term debt	-	40,270
TOTAL CURRENT LIABILITIES	114,784	132,795

LONG-TERM DEBT, less current portion	95,790	12,200
DEFERRED INCOME TAXES	24,930	19,049
OTHER LIABILITIES	17,511	17,364
TOTAL LIABILITIES	253,015	181,408

SHAREHOLDERS' EQUITY:
Controlling interest shareholders' equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 19,799,606 and 19,623,803	$19,800	$19,624
Additional paid-in capital	149,805	143,988
Retained earnings	426,887	410,848
Accumulated other comprehensive earnings	4,258	3,600
Employee stock notes receivable	(982)	(1,255)
Total controlling interest shareholders' equity	599,768	576,805
Noncontrolling interest	7,757	5,794
TOTAL SHAREHOLDERS' EQUITY	607,525	582,599
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$860,540	$764,007

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

	Year Ended
	December 29,	December 31,	December 25,
	2012	2011	2010

NET SALES	$2,054,933	$1,822,336	$1,890,851

COST OF GOODS SOLD	1,829,824	1,622,609	1,660,896

GROSS PROFIT	225,109	199,727	229,955

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	184,919	181,363	197,617
CANADIAN ANTI-DUMPING DUTY	2,328	-	-
NET LOSS (GAIN) ON DISPOSITION OF ASSETS,
EARLY RETIREMENT AND OTHER
IMPAIRMENT AND EXIT CHARGES	(6,666)	6,353	2,049

EARNINGS FROM OPERATIONS	44,528	12,011	30,289

INTEREST EXPENSE	4,053	3,732	3,549
INTEREST INCOME	(510)	(566)	(301)
EQUITY IN EARNINGS OF INVESTEE	(79)	58	(70)
	3,464	3,224	3,178

EARNINGS BEFORE INCOME TAXES	41,064	8,787	27,111

INCOME TAXES	15,054	2,874	7,200

NET EARNINGS	26,010	5,913	19,911

LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,076)	(1,364)	(2,500)

NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$23,934	$4,549	$17,411

EARNINGS PER SHARE - BASIC	$1.21	$0.23	$0.91

EARNINGS PER SHARE - DILUTED	$1.21	$0.23	$0.89

OTHER COMPRESHENSIVE INCOME:

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	980	(1,067)	697

COMPREHENSIVE INCOME	26,990	4,846	20,608

LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,398)	(862)	(2,665)

COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTERST	$24,592	$3,984	$17,943

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat- ed Other Comprehen- sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Balance at December 26, 2009	$19,285	$132,765	$409,278	$3,633	$(1,743)	$5,728	$568,946
Net earnings			17,411			2,500	19,911
Foreign currency translation adjustment				532		165	697
Capital contribution from noncontrolling interest						450	450
Purchase of additional noncontrolling interest		(295)				(932)	(1,227)
Distributions to noncontrolling interest						(1,244)	(1,244)
Cash dividends - $0.400 per share			(7,727)				(7,727)
Issuance of 111,258 shares under employee stock plans	111	2,222					2,333
Issuance of 73,857 shares under stock grant programs	74	140					214
Issuance of 9,046 shares under deferred compensation plans	9	(9)					-
Repurchase of 144,900 shares	(145)		(4,854)				(4,999)
Tax benefits from non-qualified stock options exercised		598					598
Expense associated with share-based compensation arrangements		2,418					2,418
Accrued expense under deferred compensation plans		776					776
Issuance of 1,298 shares in exchange for employee stock notes receivable	1	49			(50)		-
Note receivable adjustment	(2)	(91)			42		(51)
Payments received on employee stock notes receivable					81		81
Balance at December 25, 2010	$19,333	$138,573	$414,108	$4,165	$(1,670)	$6,667	$581,176

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat- ed Other Comprehen- sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			4,549			1,364	5,913
Foreign currency translation adjustment				(565)		(502)	(1,067)
Capital contribution from noncontrolling interest						80	80
Purchase of additional
Current portion of long-term debt						(402)	(402)
Distributions to noncontrolling interest						(1,413)	(1,413)
Cash dividends - $0.400 per share			(7,818)				(7,818)
Issuance of 137,029 shares under employee stock plans	137	2,834					2,971
Issuance of 150,376 shares under stock grant programs	150	8	9				167
Issuance of 7,995 shares under deferred compensation plans	8	(8)					-
Tax benefits from non-qualified stock options exercised		684					684
Expense associated with share-based compensation arrangements		1,361					1,361
Accrued expense under deferred compensation plans		744					744
Note receivable adjustment	(4)	(208)			209		(3)
Payments received on employee stock notes receivable					206		206
Balance at December 31, 2011	$19,624	$143,988	$410,848	$3,600	$(1,255)	$5,794	$582,599

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat- ed Other Comprehen- sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			23,934			2,076	26,010
Foreign currency translation adjustment				658		322	980
Capital contribution from noncontrolling interest						436	436
Distributions to noncontrolling interest						(871)	(871)
Cash dividends - $0.400 per share			(7,905)				(7,905)
Issuance of 89,574 shares under employee stock plans	90	1,971					2,061
Issuance of 49,536 shares under stock grant programs	50	37	10				97
Issuance of 37,437 shares under deferred compensation plans	37	(37)					-
Tax benefits from non-qualified stock options exercised		765					765
Expense associated with share-based compensation arrangements		1,270					1,270
Accrued expense under deferred compensation plans		1,836					1,836
Note receivable adjustment	(1)	(25)			27		1
Payments received on employee stock notes receivable					246		246
Balance at December 29, 2012	$19,800	$149,805	$426,887	$4,258	$(982)	$7,757	$607,525

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 29,	December 31,	December 25,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$26,010	$5,913	$19,911
Adjustments to reconcile net earnings attributable to controlling interest to net cash from operating activities:
Depreciation	30,461	30,804	30,429
Amortization of intangibles	2,918	5,183	6,919
Expense associated with share-based compensation arrangements	1,270	1,361	2,418
Excess tax benefits from share-based compensation arrangements	(75)	(36)	(430)
Expense associated with stock grant plans	97	167	214
Loss reserve on notes receivable	2,131	-	-
Deferred income taxes (credit)	2,526	(1,939)	(2,708)
Equity in earnings of investee	(79)	58	(70)
Net (gain) loss on sale or impairment of property, plant and equipment	(6,890)	2,490	1,239
Changes in:
Accounts receivable	(32,274)	(6,784)	(18,498)
Inventories	(45,529)	(4,496)	(24,946)
Accounts payable	16,281	(9,964)	9,646
Accrued liabilities and other	(2,568)	(11,242)	5,143
NET CASH FROM OPERATING ACTIVITIES	(5,721)	11,515	29,267

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(30,344)	(32,932)	(26,950)
Proceeds from sale of property, plant and equipment	18,240	1,814	835
Acquisitions, net of cash received	(16,974)	-	(6,529)
Purchase of patents & product technology	(95)	(175)	(4,589)
Advances on notes receivable	(1,183)	(2,468)	(5,780)
Collections on notes receivable	2,839	472	227
Cash restricted as to use	(6,178)	10	175
Other, net	(528)	289	13
NET CASH FROM INVESTING ACTIVITIES	(34,223)	(32,990)	(42,598)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving credit facilities	11,090	(2,109)	2,109
Repayment of long-term debt	(42,774)	(745)	(744)
Borrowings of long-term debt	75,000	-	-
Debt issuance costs	(266)	(946)	-
Proceeds from issuance of common stock	2,061	2,971	2,333
Purchase of additional noncontrolling interest	-	(402)	(1,227)
Distributions to noncontrolling interest	(871)	(1,413)	(1,244)
Capital contribution from noncontrolling interest	281	80	450
Dividends paid to shareholders	(7,905)	(7,818)	(7,727)
Repurchase of common stock	-	-	(4,999)
Excess tax benefits from share-based compensation arrangements	75	36	430
Other, net	4	32	8
NET CASH FROM FINANCING ACTIVITIES	36,695	(10,314)	(10,611)

Effect of exchange rate changes on cash	244	(259)	70
NET CHANGE IN CASH AND CASH EQUIVALENTS	(3,005)	(32,048)	(23,872)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	10,652	42,700	66,572

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,647	$10,652	$42,700

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Continued)
(In thousands)

	Year Ended
	December 29,	December 31,	December 25,
	2012	2011	2010
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid	$3,982	$3,654	$3,554
Income taxes paid	16,751	6,163	(1,698)

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	1,310	246	306

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We design, manufacture and market wood and wood-alternative products for retail building materials home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for the residential construction market, and specialty wood packaging and components and packing materials for various industries. We also provide framing services for the residential market and forming products for concrete construction. Our consumer products operations offer a large portfolio of outdoor living products, including wood composite decking, decorative balusters, post caps and plastic lattice. Its lawn and garden group offers an array of products, such as trellises and arches, to retailers nationwide.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2012, 2011, and 2010 relate to the fiscal years ended December 29, 2012, December 31, 2011, and December 25, 2010, respectively. Fiscal years 2012 and 2010 were comprised of 52 weeks. Fiscal year 2011 was comprised of 53 weeks.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

•	Level 1 — Financial instruments with unadjusted, quoted prices listed on active market exchanges.
•
Level 2 — Financial instruments lacking unadjusted, quoted prices from active market exchanges, including over-the-counter traded financial instruments. Financial instrument values are determined using prices for recently traded financial instruments with similar underlying terms and direct or indirect observational inputs, such as interest rates and yield curves at commonly quoted intervals.

•
Level 3 — Financial instruments not actively traded on a market exchange and there is little, if any, market activity. Values are determined using significant unobservable inputs or valuation techniques.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less. There were no cash equivalents as of December 29, 2012. Cash equivalents totaled approximately $5.4 million as of December 31, 2011.

Restricted cash consists of amounts held in escrow for the purchase of the operating assets of Custom Caseworks, Inc. totaling $6.3 million as of December 29, 2012 and the amount required to be held for loss funding totaling $0.5 million and $0.7 million as of December 29, 2012 and December 31, 2011, respectively.

ACCOUNTS RECEIVABLE AND ALLOWANCES

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 29, 2012:
Allowance for possible losses on accounts receivable	$2,053	$16,687	$(16,190)	$2,550

Year Ended December 31, 2011:
Allowance for possible losses on accounts receivable	$2,611	$18,144	$(18,702)	$2,053

Year Ended December 25, 2010:
Allowance for possible losses on accounts receivable	$2,897	$14,967	$(15,253)	$2,611

* Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

NOTES RECEIVABLE AND ALLOWANCES

We have written agreements to receive repayment of funds borrowed from us, consisting of principal as well as any accrued interest, at a specified future date. We record a valuation allowance relating to these agreements for the portion that is expected to be uncollectible. The current portion of notes receivable, net of allowance, totaled $0.2 million and $1.1 million at December 29, 2012 and December 31, 2011, respectively and are included in “Other Current Assets”. The long-term portion of notes receivable, net of allowance, totaled $7.7 million and $9.6 million at December 29, 2012 and December 31, 2011, respectively and are included in “Other Assets”.

The following table presents the activity in our notes receivable allowances (in thousands):

	Beginning Balance	Additions	Deductions	Ending Balance
Year Ended December 29, 2012:
Allowance for possible losses on Notes receivable	$-	$3,226	$-	$3,226

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

SELF-INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 29, 2012 and December 31, 2011. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

The following table presents the balances of percentage-of-completion accounts on December 29, 2012 and December 31, 2011 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2012	2011
Cost and Earnings in Excess of Billings	$4,981	$3,670
Billings in Excess of Cost and Earnings	2,020	2,668

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands):

	December 29, 2012	December 31, 2011	December 25, 2010
Numerator:
Net earnings attributable to controlling interest	$23,934	$4,549	$17,411
Adjustment for earnings allocated to non-vested restricted common stock	(210)	(38)	(6)
Net earnings for calculating EPS	$23,724	$4,511	$17,405
Denominator:
Weighted average shares outstanding	19,800	19,572	19,452
Adjustment for non-vested restricted common stock	(173)	(165)	(220)
Shares for calculating basic EPS	19,627	19,407	19,232
Effect of dilutive stock options	6	126	244
Shares for calculating diluted EPS	19,633	19,533	19,476
Net earnings per share:
Basic	$1.21	$0.23	$0.91
Diluted	$1.21	$0.23	$0.89

No options were excluded from the computation of diluted EPS for 2012. Options to purchase 105,000 and 10,000 shares of common stock were not included in the computation of diluted EPS for 2011 and 2010, respectively, because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. Under ASU 2011-05, an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate consecutive statements. We have adopted the provisions of ASU 2011-05 by presenting comprehensive income in a continuous statement of earnings and comprehensive income.

In July 2012, the FASB issued ASU 2012-02, Intangibles-Goodwill and Other (ASC Topic 350) Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 amends prior indefinite-lived intangible asset impairment testing guidance. Under ASU 2012-02, we have the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. If, after considering the totality of events and circumstances, an entity determines it is more likely than not that an indefinite-lived intangible asset is not impaired, then further quantitative assessment is unnecessary. ASU 2012-02 became effective for the Company during the interim and annual periods beginning after September 15, 2012. We have adopted these provisions for our year-end assessment.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASC Topic 220) (“ASU 2013-02”). ASU 2013-02 amends prior presentation of comprehensive income guidance. ASU 2013-02 requires that we report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. ASU 2013-02 will be effective for the Company during the interim and annual periods beginning after December 15, 2012. The adoption of ASU 2013-02 is not expected to significantly affect our consolidated financial position, results of operations or cash flows.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

B.	FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows:

	December 29, 2012			December 31, 2011
(in thousands)	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total
Recurring:
Money market funds	$62		$62	$99		$99
Mutual funds:
Domestic stock funds	613		613	496		496
International stock funds	500		500	426		426
Target funds	145		145	119		119
Bond funds	140		140	106		106
Total mutual funds	1,398		1,398	1,147		1,147
Non-Recurring:
Property, plant and equipment		$1,600	$1,600		$7,196	7,196
Assets at fair value	$1,460	$$1,600	$3,060	$1,246	$7,196	$8,442

We maintain money market and mutual funds in our non-qualified deferred compensation plan. These funds are valued at prices quoted in an active exchange market and are included in “Other Assets”. During our fourth quarter evaluation of the recoverability of our long-lived assets, we identified certain idle facilities which required an impairment loss for the excess of carrying value over the fair value, and as such were stated at fair value. The fair values of these long-lived property, plant and equipment assets are determined based on broker assessments of value, appraisals, or recent offers to acquire assets. We have elected not to apply the fair value option under ASC 825, Financial Instruments, to any of our financial instruments except for those expressly required by U.S. GAAP.

We do not maintain any Level 3 assets or liabilities that would be based on significant unobservable inputs.

C.	BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2012 and 2010, which were accounted for using the purchase method (in millions). No business combinations were completed in fiscal 2011.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Company Name	Acquisition Date	Purchase Price	Intangible Assets	Net Tangible Assets	Operating Segment	Business Description
Nepa Pallet and Container Co., Inc. (“Nepa”)	November 5, 2012	$16.2 (asset purchase)	$1.4	$14.8	Western Division
Manufactures pallets, containers and bins for agricultural and industrial customers. Facilities are located in Snohomish, Yakima and Wenatchee, WA. Nepa had trailing twelve month sales through September 2012 of $25 million.

MSR Forest Products, LLC (“MSR”)	May 16, 2012	$3.2 (asset purchase)	$1.1	$2.1	Eastern Division	Supplies roof trusses and cut-to-size lumber to manufactured housing customers. Facilities are located in Haleyville, AL and Waycross, GA. In 2011, MSR had annual sales of $10 million.
Shepherd Distribution Co. (“Shepherd”)	April 29, 2010	$5.9 (asset purchase)	$2.2	$3.7	Distribution Division
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

The purchase price allocations for Nepa and MSR are preliminary, pending determination of the fair value of acquired intangible assets. At December 29, 2012, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in millions):

	Non-compete agreements	Customer Relationships	Goodwill	Goodwill - Tax Deductible
Nepa	$-	$-	$1.4	$1.4
MSR	-	-	1.1	1.1
Shepherd	0.5	1.4	0.3	0.3

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2012 and 2010 are not presented.

D.	NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIRMENT AND OTHER IMPAIRMENT AND EXIT CHARGES

We have long-lived assets that consist of certain vacant land and facilities we closed to better align manufacturing capacity with the current business environment. The fair values were determined based on broker assessments of value, appraisals or recent offers to acquire assets. These and other idle assets were evaluated based on the requirements of ASC 360, which resulted in impairment and other exit charges included in “Net loss (gain) on disposition of assets, early retirement and other impairment and exit charges” for the years ended December 29, 2012, December 31, 2011 and December 25, 2010, respectively.

In the second quarter of 2012, we sold certain real estate in Fontana, CA, for approximately $12.1 million and recognized a pre-tax gain of approximately $7.2 million and included in the Western Division segment.

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

The following amounts were included in other intangible assets, net as of December 29, 2012 and December 31, 2011 (in thousands):

	2012		2011
	Assets	Accumulated Amortization	Assets	Accumulated Amortization
Non-compete agreements	$3,730	$(3,366)	$6,439	$(5,125)
Customer relationships	8,860	(5,465)	8,860	(4,221)
Licensing agreements	4,589	(1,147)	4,589	(688)
Patents	3,250	(2,350)	3,155	(2,085)
Total	$20,429	$(12,328)	$23,043	$(12,119)

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 10 years
Customer relationship	5 to 8 years
Licensing agreements	10 years

Amortization expense of intangibles totaled $2.9 million, $5.2 million and $6.9 million in 2012, 2011 and 2010, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2013	$2,170
2014	1,836
2015	1,612
2016	607
2017	459
Thereafter	1,417
Total	$8,101

The changes in the net carrying amount of goodwill and indefinite-lived intangible assets for the years ended December 29, 2012 and December 31, 2011, are as follows (in thousands):

	Goodwill	Indefinite-Lived Intangible Assets
Balance as of December 25, 2010 and December 31, 2011	$154,702	$2,340
Acquisitions	2,514	-
Other	2,100	-

Balance as of December 29, 2012	$159,316	$2,340

F.	DEBT

On December 17, 2012, we entered into an unsecured Note Purchase Agreement (the "Agreement") under which we issued our 3.89% Series A Senior Notes, due December 17, 2022, in the aggregate principal amount of $35 million and our 3.98% Series B Senior Notes, due December 17, 2024, in the aggregate principal amount of $40 million. Proceeds from the sale of the Series A Senior Notes and Series B Senior Notes were used to repay amounts due on our existing Series 2002-A Senior Notes, Tranche B totaling $40 million and our revolving credit facility.

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

Outstanding letters of credit extended on our behalf on December 29, 2012 aggregated $28.7 million, which includes approximately $9.8 million related to industrial development revenue bonds. Outstanding letters of credit extended on our behalf on December 31, 2011 aggregated $31.3 million, which includes approximately $12.4 million related to industrial development revenue bonds. Letters of credit have one year terms and include an automatic renewal clause. The letters of credit are charged an annual interest rate ranging from 110 to 165 basis points under the $265 million facility, based upon our financial performance.

Long-term debt obligations are summarized as follows on December 29, 2012 and December 31, 2011 (amounts in thousands):

	2012	2011

Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	$35,000	$-
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000
Series 2002-A Senior Notes Tranche B		40,000
Revolving credit facility totaling $265 million due on November 14, 2016, interest payable monthly at a floating rate (1.27% on December 29,2012)	11,090	-
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.35% on December 29, 2012)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.46% on December 29, 2012)	2,700	2,700
Series 2001 Industrial Development Revenue Bonds		2,500
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.45% on December 29, 2012)	3,700	3,700
Other	-	270
	95,790	52,470
Less current portion		(40,270)
Long-term portion	$95,790	$12,200

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were within all of our lending requirements on December 29, 2012 and December 31, 2011.

On December 29, 2012, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2013
2014
2015
2016	$11,090
2017
Thereafter	84,700
$95,790

On December 29, 2012, the estimated fair value of our long-term debt, including the current portion, was $95.4 million, which was $0.4 million less than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

G.	LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable operating leases on December 29, 2012 are as follows (in thousands):

Operating
Leases
2013	$3,930
2014	2,107
2015	1,236
2016	474
2017	25
Thereafter	64
Total minimum lease payments	$7,836
..
Rent expense was approximately $6.9 million, $9.6 million, and $13.8 million in 2012, 2011, and 2010, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

H.	DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.0 million on December 29, 2012 and December 31, 2011 and are included "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $1.5 million and $1.2 million on December 29, 2012 and December 31, 2011, respectively, and are included in "Other Assets." Related liabilities totaled $6.7 million and $5.5 million on December 29, 2012 and December 31, 2011, respectively, and are included in "Other Liabilities" and "Shareholders' Equity." Assets associated with the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

I.	COMMON STOCK

In April 2002, our shareholders approved the 2002 Employee Stock Purchase Plan ("Stock Purchase Plan") to succeed the Employee Stock Purchase Plan originally approved in 1994. In April 2008, our shareholders authorized additional shares to be allocated to the Stock Purchase Plan and extended the term of the Stock Purchase Plan to 2018. The plan allows eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. We have expensed the fair value of the compensation associated with these awards, which approximates the discount. The amount of expense is nominal.

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan ("Stock Retainer Plan"). In April 2007, our shareholders authorized additional shares to be distributed pursuant to this plan. The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death. The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock. We recognized expense for this plan of $0.5 million each in 2012, 2011 and 2010.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

A summary of the transactions under the stock option plans is as follows:

	Stock Under Option	Weighted- Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 26, 2009	473,878	$23.34	2.97	$7,049,362
Exercised	(96,310)	19.80		1,764,674
Forfeited or expired	(17,571)	28.60
Outstanding at December 25, 2010	359,997	24.04	2.35	5,012,758
Exercised	(122,517)	21.33		1,153,067
Forfeited or expired	(46,146)	20.57
Outstanding at December 31, 2011	191,334	26.60	1.83	872,441
Exercised	(79,550)	21.82		970,698
Forfeited or expired	(1,678)	21.84
Outstanding at December 29, 2012	110,106	30.13	1.64	845,915
Vested or expected to vest at December 29, 2012	(51,000)	29.53
Exercisable at December 29, 2012	59,106	$30.64	1.59	$423,790

The unrecognized compensation expense for stock options is not significant for 2012, 2011 or 2010.

A summary of the nonvested restricted shares issued under stock award plans is as follows:

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	Restricted Awards	Weighted- Average Grant Date Fair Value	Unrecognized Compensation Expense (in millions)	Weighted- Average Period to Recognize Expense
Nonvested at December 26, 2009	173,846	25.83	$2.3	2.47 years
Granted	79,761	34.14
Vested	(17,011)	32.61
Forfeited	(16,802)	27.77
Nonvested at December 25, 2010	219,794	28.17	2.8	2.30 years
Granted	71,950	38.19
Vested	(113,244)	29.13
Forfeited	(15,500)	30.12
Nonvested at December 31, 2011	163,000	$31.75	3.4	3.37 years
Granted	37,433	35.05
Vested	(859)	29.72
Forfeited	(12,965)	30.35
Nonvested at December 29, 2012	186,609	$32.22	$3.2	2.68 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $1.3 million, $1.4 million, and $2.4 million and the related total income tax benefits of $0.5 million, $0.5 million, and $0.9 million in 2012, 2011 and 2010, respectively.

In 2012, 2011 and 2010, cash received from option exercises and share issuances under our plans was $2.0 million, $3.0 million and $2.3 million, respectively. The actual tax benefit realized in 2012, 2011 and 2010 for the tax deductions from option exercises totaled $0.8 million, $0.7 million and $0.6 million, respectively.
As of December 29, 2012, a total of approximately 3.0 million shares are reserved for issuance under the plans mentioned above.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock. On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program. We repurchased 144,900 shares under this program in 2010. As of December 29, 2012, the cumulative total authorized shares available for repurchase is approximately 3.0 million shares.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

J.	RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25% of employee contributions in 2012 and 2011, on a discretionary basis, totaling $1.6 million and $1.5 million, respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for officers whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $3.4 million and $2.5 million are accrued in “Other Liabilities” for this plan at December 29, 2012 and December 31, 2011, respectively.

K.	INCOME TAXES

Income tax provisions for the years ended December 29, 2012, December 31, 2011, and December 25, 2010 are summarized as follows (in thousands):

	2012	2011	2010
Currently Payable:
Federal	$5,167	$453	$4,762
State and local	2,160	1,419	1,768
Foreign	3,123	3,000	3,344
	10,450	4,872	9,874
Net Deferred:
Federal	3,464	(1,884)	384
State and local	946	(137)	(689)
Foreign	194	23	(2,369)
	4,604	(1,998)	(2,674)
	$15,054	$2,874	$7,200

The components of earnings before income taxes consist of the following:

	2012	2011	2010

U.S.	$31,768	$328	$16,185
Foreign	9,296	8,459	10,926
Total	$41,064	$8,787	$27,111

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2012	2011	2010
Statutory federal income tax rate	35.0%	34.0%	35.0%
State and local taxes (net of federal benefits)	5.2	8.2	2.4
Effect of noncontrolling owned interest in earnings of partnerships	(0.5)	(3.0)	(1.8)
Manufacturing deduction	(1.6)	(1.9)	(1.6)
Tax credits, including foreign tax credit	(1.2)	(15.4)	(1.7)
Change in valuation allowance	-	-	(10.5)
Change in uncertain tax positions reserve	(1.0)	0.4	0.2
Foreign rate differential	0.7	0.4	-
Other permanent differences	1.1	4.9	2.2
Other, net	(1.1)	4.9	2.4
Effective income tax rate	36.6%	32.5%	26.6%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 29, 2012 and December 31, 2011 are as follows (in thousands):

	2012	2011
Employee benefits	$7,295	$6,609
Net operating loss carryforwards	1,592	2,307
Foreign subsidiary capital loss carryforward	671	671
Other tax credits	1,494	1,315
Inventory	838	141
Reserves on receivables	1,193	1,090
Accrued expenses	2,995	2,287
Other, net	2,673	2,794
Gross deferred income tax assets	18,751	17,214
Valuation allowance	(671)	(671)
Deferred income tax assets	18,080	16,543

Depreciation	(18,248)	(16,004)
Intangibles	(12,781)	(9,272)
Other, net	(1,010)	(622)
Deferred income tax liabilities	(32,039)	(25,898)
Net deferred income tax liability	$(13,959)	$(9,355)

The valuation allowance consists of a capital loss carryforward we have for a wholly-owned subsidiary, Universal Forest Products of Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this loss carryforward is in doubt, therefore we have established an allowance for the entire amount of the future benefit. The loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

L.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2012	2011	2010
Gross unrecognized tax benefits beginning of year	$1,837	$1,253	$10,110
Increase in tax positions for prior years	1	225	-
Increase in tax positions for current year	68	391	260
Settlements with taxing authorities	(137)	-	(8,690)
Lapse in statute of limitations	(238)	(32)	(427)
Gross unrecognized tax benefits end of year	1,531	$1,837	$1,253

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.2 million, $0.3 million and $0.2 million at December 29, 2012, December 31, 2011 and December 25, 2010, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. During 2010, the Internal Revenue Service examination for tax years 2004 – 2008 was resolved. For the majority of state and foreign jurisdictions, we are no longer subject to income tax examinations for years before 2007. A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months.

M.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, Ardellis Insurance Ltd., a licensed captive insurance company.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

On a consolidated basis, we have reserved approximately $3.5 million on December 29, 2012 and $3.4 million December 31, 2011, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

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

In 2012, we recorded a $2.3 million loss contingency for a Canadian anti-dumping duty. The Canadian government has imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China. While we continue to work with the government to clarify the applicability of these rules to our products, we recorded a charge in 2012 for this matter.

In addition, on December 29, 2012, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 29, 2012, we had outstanding purchase commitments on capital projects of approximately $3.6 million.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In certain cases we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 29, 2012, we had approximately $20.1 million in outstanding payment and performance bonds, which expire during the next two years. In addition, approximately $21.6 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

On December 29, 2012 we had outstanding letters of credit totaling $28.7 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

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

We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that we have issued. These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $9.8 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

Certain wholly owned domestic subsidiaries have guaranteed the indebtedness of Universal Forest Products, Inc. in certain debt agreements, including the Series 2012 Senior Notes and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements.

Many of our wood treating operations utilize "Subpart W" drip pads, defined as hazardous waste management units by the EPA. The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste. Closure involves identification and disposal of contaminants which are required to be removed from the facility. The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.6 million. As a result, this amount is recorded in other long-term liabilities on December 29, 2012.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

We did not enter into any new guarantee arrangements during 2012 which would require us to recognize a liability on our balance sheet.

N.	CONSULTING & NON-COMPETE AGREEMENTS

On June 20, 2011 we entered into a consulting and non-compete agreement with our former CEO which provides for monthly payments through December 2015 that began upon resignation from Universal Forest Products, Inc. All amounts were fully accrued and vested on the date of resignation. The present value of these payments totaled approximately $1.8 million and $2.3 million at December 29, 2012 and December 31, 2011, respectively, and is accrued in other liabilities.

On December 17, 2007 we entered into a consulting and non-compete agreement with our former CEO which provided for monthly payments for a term of three years that began upon retirement from Universal Forest Products, Inc. All amounts were fully accrued and vested on the date of retirement, and all amounts due under this agreement were paid in full as of December 29, 2012. The present value of these payments totaled approximately $0.4 million at December 31, 2011 and is accrued in other liabilities.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2012
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,635,178	$222,824	$196,931	$-	$2,054,933
Intersegment net sales	62,806	20,396	12,724	-	95,926
Interest expense	373	-	51	3,629	4,053
Amortization expense	1,667	-	1,251	-	2,918
Depreciation expense	17,762	2,054	4,286	6,359	30,461
Segment operating profit	60,573	1,299	(11,316)	(6,028)	44,528
Segment assets	588,567	102,923	103,309	65,741	860,540
Capital expenditures	15,411	830	11,967	2,136	30,344

	2011
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,486,058	$183,120	$153,158	$-	$1,822,336
Intersegment net sales	77,858	24,907	28,636	-	131,401
Interest expense	440	154	-	3,138	3,732
Amortization expense	3,571	-	1,612	-	5,183
Depreciation expense	19,036	2,380	3,240	6,148	30,804
Segment operating profit	28,198	(6,349)	(8,731)	(1,107)	12,011
Segment assets	520,506	87,160	82,993	73,348	764,007
Capital expenditures	14,870	1,007	8,856	8,199	32,932

	2010
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,566,094	$179,113	$145,644	$-	$1,890,851
Intersegment net sales	104,186	17,482	45,174	-	166,842
Interest expense	424	45	-	3,080	3,549
Amortization expense	4,492	96	2,331	-	6,919
Depreciation expense	20,140	2,509	3,069	4,711	30,429
Segment operating profit	35,515	(5,471)	1,400	(1,155)	30,289
Segment assets	525,482	86,128	80,576	97,210	789,396
Capital expenditures	14,205	394	4,832	7,519	26,950

In 2012, 2011, and 2010, 18%, 23%, and 28% of net sales, respectively, were to a single customer.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Information regarding principal geographic areas was as follows (in thousands):

	2012		2011		2010
	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets
United States	$2,005,740	$220,513	$1,779,909	$221,269	$1,844,289	$218,533
Foreign	49,193	17,097	42,427	16,578	46,562	15,073
Total	$2,054,933	$237,610	$1,822,336	$237,847	$1,890,851	$233,606

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2012	58.7%	41.3%
2011	58.8%	41.2%
2010	58.6%	41.4%

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 31,	December 31,	December 25,
	2012	2011	2010
Value-Added Sales
Trusses – residential, modular and manufactured housing	$185,939	$148,715	$167,165
Fencing	125,887	145,486	162,314
Decking and railing – composite, wood and other	123,935	126,832	162,699
Turn-key framing and installed sales	137,633	120,317	117,340
Industrial packaging and components	199,595	174,057	142,369
Engineered wood products (eg. LVL; i-joist)	50,703	41,313	46,069
Manufactured brite and other lumber	56,991	49,355	50,540
Wall panels	23,584	19,049	26,093
Outdoor DIY products (eg. stakes; landscape ties)	38,916	40,716	46,610
Construction and building materials (eg. door packages; drywall)	125,446	94,768	73,629
Lattice – plastic and wood	38,005	42,792	45,819
Manufactured brite and other panels	61,013	39,772	37,046
Siding, trim and moulding	24,996	20,088	19,469
Hardware	13,350	12,094	12,204
Manufactured treated lumber	11,566	11,749	11,706
Manufactured treated panels	6,336	5,418	4,562
Other	54	94	92
Total Value-Added Sales	1,223,949	1,092,615	1,125,726

Commodity-Based Sales
Non-manufactured brite and other lumber	348,083	304,070	315,634
Non-manufactured treated lumber	285,929	285,340	305,756
Non-manufactured brite and other panels	194,144	144,236	147,845
Non-manufactured treated panels	25,782	23,386	21,330
Other	8,118	7,767	5,851
Total Commodity-Based Sales	862,056	764,799	796,416
Total Gross Sales	2,086,005	1,857,414	1,922,142
Sales allowances	(31,072)	(35,078)	(31,291)
Total Net Sales	2,054,933	$1,822,336	$1,890,851

P.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks (except fourth quarter of 2011 which consisted of 14 weeks) during the years ended December 29, 2012 and December 31, 2011 (in thousands, except per share data):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	First		Second		Third		Fourth
	2012	2011	2012	2011	2012	2011	2012	2011
Net sales	$457,111	$387,233	$593,693	$544,139	$533,366	$468,941	$470,763	$422,023
Gross profit	53,666	41,414	71,747	56,587	55,227	54,358	44,337	47,368
Net earnings (loss)	4,386	(3,412)	18,010	4,496	4,756	6,005	(1,141)	(1,176)
Net earnings (loss) attributable to controlling interest	4,155	(3,670)	17,509	4,277	4,198	5,616	(1,927)	(1,674)
Basic earnings (loss) per share	0.21	(0.19)	0.88	0.22	0.21	0.29	(0.10)	(0.09)
Diluted earnings (loss) per share	0.21	(0.19)	0.88	0.22	0.21	0.29	(0.10)	(0.09)

Q.	SUBSEQUENT EVENTS

On December 31, 2012, one of our subsidiaries acquired the operating assets of Custom Caseworks, Inc. a high-precision business-to-business manufacturer of engineered wood products used in a variety of applications in many commercial markets and had annual sales of $7 million. The purchase price was $6.3 million.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI. The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2012	High	Low	Fiscal 2011	High	Low
Fourth Quarter	43.04	32.56	Fourth Quarter	31.75	22.91
Third Quarter	43.36	30.76	Third Quarter	31.95	23.02
Second Quarter	39.62	30.92	Second Quarter	37.53	26.00
First Quarter	37.60	29.39	First Quarter	39.84	32.27

There were approximately 1,200 shareholders of record as of January 31, 2013.

In 2012 and 2011, we paid dividends on our common stock of $0.20 per share each in June and December. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 31, 2007, and reinvestment of dividends in all cases.
Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2012

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

John M. Engler President Business Roundtable	Michael R. Cole Chief Financial Officer and Treasurer

John W. Garside President and Treasurer Woodruff Coal Company	Robert W. Lees President UFP Eastern Division, Inc.

Gary F. Goode, CPA Chairman Titan Sales & Consulting, LLC	Allen T. Peters President UFP Western Division, Inc.

Mark A. Murray Co-Chief Executive Officer Meijer, Inc.	Robert D. Coleman Executive Vice President Manufacturing

Louis A. Smith President Smith and Johnson, Attorneys, P.C.	C. Scott Greene Executive Vice President New Business Development

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Donald L. James Executive Vice President National Sales

Bruce A. Merino	Michael F. Mordell Executive Vice President UFP Purchasing, Inc.

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 17, 2013, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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
59 Maiden Lane
New York, NY 10005
Telephone: (718) 921-8210

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE
Grand Rapids, MI 49525
Telephone: (616) 364-6161
Facsimile: (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:
Ashburn, GA	McMinnville, OR
Auburndale, FL	Medley, FL
Bay City, MI	Minneota, MN
Belchertown, MA	Morristown, TN
Berlin, NJ	Moultrie, GA
Blanchester, OH	Muscle Shoals, AL
Burlington, NC	New London, NC
Chaffee, NY	New Waverly, TX
Chandler, AZ	New Windsor, MD
Chesapeake, VA	Parker, PA
Conway, SC	Pearisburg, VA
Cordele, GA	Plainville, MA
Dallas, NC	Ponce, Puerto Rico
Denver, CO	Prairie du Chien, WI
Durango, Durango, Mexico	Ranson, WV
Eatonton, GA	Riverside, CA
Elizabeth City, NC	Saginaw, TX
Elkhart, IN	Salisbury, NC
Emlenton, PA	San Antonio, TX
Gordon, PA	Schertz, TX
Grandview, TX	Sidney, NY
Grand Rapids, MI	Snohomish, WA
Granger, IN	Stockertown, PA
Greene, ME	Thornton, CA
Haleyville, AL	Turlock, CA
Harrisonville, MO	Union City, GA
Hillsboro, TX	Warrens, WI
Hudson, NY	Wenatchee, WA
Hutchinson, MN	White Bear Lake, MN
Janesville, WI	White Pigeon, MI
Jefferson, GA	Windsor, CO
Lacolle, Quebec, Canada	Woodburn, OR
Lafayette, CO	Yakima, WA
Liberty, NC