Form 10-K, Exhibit 13
period 2013-12-28
UNIVERSAL FOREST PRODUCTS INC
filed 2014-02-26
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION

Table of Contents

Selected Financial Data	2

Management's Discussion and Analysis of Financial Condition and Results of Operations	3-25

Management's Annual Report on Internal Control Over Financial Reporting	26

Report of Independent Registered Public Accounting Firm	27

Report of Independent Registered Public Accounting Firm	28

Consolidated Balance Sheets as of December 28, 2013 and December 29, 2012	29-30

Consolidated Statements of Earnings and Comprehensive Income for the Years Ended December 28, 2013, December 29, 2012, and December 31, 2011	31

Consolidated Statements of Shareholders' Equity for the Years Ended December 28, 2013, December 29, 2012, and December 31, 2011	32-34

Consolidated Statements of Cash Flows for the Years Ended December 28, 2013, December 29, 2012, and December 31, 2011	35-36

Notes to Consolidated Financial Statements	37-60

Price Range of Common Stock and Dividends	61

Stock Performance Graph	62

Directors and Executive Officers	63

Shareholder Information	64-65

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2013	2012	2011	2010	2009
Consolidated Statement of Earnings Data
Net sales	$2,470,448	$2,054,933	$1,822,336	$1,890,851	$1,673,000
Gross profit	280,552	225,109	199,727	229,955	243,664
Earnings before income taxes	70,258	41,064	8,787	27,111	38,583
Net earnings attributable to controlling interest	43,082	23,934	4,549	17,411	24,272
Diluted earnings per share	$2.15	$1.21	$0.23	$0.89	$1.25
Dividends per share	$0.410	$0.400	$0.400	$0.400	$0.260

Consolidated Balance Sheet Data
Working capital(1)	$357,299	$338,389	$225,399	$263,578	$248,165
Total assets	916,987	860,540	764,007	789,396	776,868
Total debt and capital lease obligations	84,700	95,790	52,470	55,291	53,854
Shareholders' equity	649,734	607,525	582,599	581,176	568,946

Statistics
Gross profit as a percentage of
net sales	11.4%	11.0%	11.0%	12.2%	14.6%
Net earnings attributable to controlling interest as a percentage of net sales	1.7%	1.2%	0.2%	0.9%	1.5%
Return on beginning equity(2)	7.1%	4.1%	0.8%	3.1%	4.4%
Current ratio	3.59	3.95	2.70	3.21	3.06
Debt to equity ratio	0.13	0.16	0.09	0.10	0.09
Book value per common share(3)	$32.57	$30.68	$29.69	$30.06	$29.50

(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.

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

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2013.

OVERVIEW

Our results for 2013 were impacted by the following:

•	Our sales increased 20% in 2013 due to a 12% increase in our selling prices due to the Lumber Market and an 8% increase in unit sales. See “Historical Lumber Prices”. Our unit sales increased in all five of our markets classifications, with our strongest growth occurring in our housing and construction markets (commercial construction and concrete forming, residential construction, and manufactured housing). Our unit sales to the retail building materials market reported an increase of approximately 1% and our industrial market increased by 8%, in part, due to recent acquisitions.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	National housing starts increased approximately 21% in the period of December 2012 through November 2013 (our sales trail housing starts by about a month) compared to the same period of 2012, while our unit sales increased 12% in the residential construction market. Since the downturn in housing began, suppliers servicing this market were challenged with significant excess capacity. We have maintained our focus on profitability and cash flow by being selective in the business that we take. Consequently, our revenue growth may trail market growth from time to time.

•	Shipments of HUD code manufactured homes were up 9% in the period from January through November 2013, compared to the same period of 2012. In addition, through the first nine months of 2013 (the last period reported), modular home starts increased by 5%. These increases helped drive our 11% increase in unit sales to this market.

•	Our gross profit dollars increased by 25% comparing 2013 to 2012, which compares to our 8% increase in unit sales. Our profitability has improved primarily due to a combination of higher unit sales and improved operating leverage we have in the cost structure of our business and improvements in our sales mix whereby our sales of higher margin products have increased. In addition, pricing pressure on sales to the residential construction market has eased. These factors were offset by the higher level of lumber prices in 2013 relative to 2012.

•	We recorded loss contingencies of $1.6 million in 2013 and $2.3 million in 2012 related to anti-dumping duty assessments estimated on plywood and steel nails imported from China and Canadian anti-dumping duties. The Canadian government has imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China. We continue to work with the applicable government agencies to clarify the applicability of these rules to our products.

•	Higher unit sales and lumber prices have resulted in a year over year increase in our working capital.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2013	2012	2011
January	$393	$281	$301
February	409	286	296
March	436	300	294
April	429	308	275
May	367	342	259
June	329	330	262
July	343	323	269
August	353	340	265
September	368	332	262
October	384	324	261
November	398	354	257
December	385	370	267
Annual average	$383	$324	$272
Annual percentage change	18.2%	19.1%

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below.  Sales of products produced using this species may comprise up to 50% of our sales volume.

	Random Lengths SYP
	Average $/MBF
	2013	2012	2011
January	$397	$269	$282
February	426	278	289
March	445	300	290
April	436	314	266
May	383	341	254
June	355	314	246
July	366	300	253
August	364	315	263
September	360	319	239
October	356	313	244
November	362	350	248
December	360	362	256
Annual average	$384	$315	$261
Annual percentage change	21.9%	20.7%

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

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed four business acquisitions during 2013 and two during 2012 and each was accounted for using the purchase method.  The aggregate annual revenue of these acquisitions totaled $58 million.  These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2013 and 2012 are not presented.  No business combinations were completed in fiscal 2011.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Years Ended
	December 28, 2013	December 29, 2012	December 31, 2011
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	88.6	89.0	89.0
Gross profit	11.4	11.0	11.0
Selling, general, and administrative expenses	8.3	9.0	10.0
Loss contingency for anti-dumping duty assessments	0.1	0.1	-
Net loss (gain) on disposition of assets and other impairment and exit charges	-	(0.3)	0.3
Earnings from operations	3.0	2.2	0.7
Other expense, net	0.2	0.2	0.2
Earnings before income taxes	2.8	2.0	0.5
Income taxes	1.0	0.7	0.2
Net earnings	1.9	1.3	0.3
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)	(0.1)
Net earnings attributable to controlling interest	1.7%	1.2%	0.2%

Note: Actual percentages are calculated and may not sum to total due to rounding.

GROSS SALES

We design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for residential and commercial construction, and specialty wood packaging, components and packing materials for various industries.  Our strategic long-term sales objectives include:

•	Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, and increasing our market share with independent retailers.

•	Expanding geographically in our core businesses, domestically and internationally.

•	Increasing sales of "value-added" products, which primarily consist of fencing, decking, lattice, and other specialty products sold to the retail building materials market, specialty wood packaging, engineered wood components, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

•	Developing new products and expanding our product offering for existing customers. New product sales were $85 million in 2013 and $53 million in 2012.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
Market Classification	December 28, 2013	% Change	December 29, 2012	% Change	December 31, 2011
Retail Building Materials	$936,590	11.9	$836,670	(0.3)	$838,903
Industrial	701,688	19.0	589,893	19.8	492,476

Manufactured Housing	388,697	23.8	314,095	28.4	244,663
Residential Construction	340,296	33.2	255,544	25.9	202,970
Commercial Construction and Concrete Forming	136,641	52.2	89,803	14.5	78,402
Housing and Construction	865,634		659,442		526,035
Total Gross Sales	2,503,912	20.0	2,086,005	12.3	1,857,414
Sales Allowances	(33,464)		(31,072)		(35,078)
Total Net Sales	$2,470,448	20.2	$2,054,933	12.8	$1,822,336

Note: During 2013, certain customers were reclassified to a different market.  Prior year information has been restated to reflect these changes.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2013 versus 2012	20%	12%	8%
2012 versus 2011	12%	8%	4%
2011 versus 2010	-3%	-5%	2%

Gross sales in 2013 increased 20% compared to 2012 due to a 12% estimated increase in overall prices primarily resulting from the higher level of the Lumber Market, which impacts our selling prices to customers in each of our markets, and an 8% increase in overall unit sales.  Unit sales increased due to improved demand in our housing and construction markets and share gains in our retail and industrial markets.

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

Retail Building Materials:

Gross sales to the retail building materials market increased 12% in 2013 compared to 2012 due to an 11% increase in lumber prices and an estimated 1% increase in overall unit sales.  Within this market, sales to our big box customers increased 11% while our sales to other retailers increased 13%.  We believe that our increase in unit sales is due to a slight increase in market share.  Sales to this market for the first half of 2013 were adversely impacted by inclement weather, resulting in a shifting of some consumer demand to our third quarter.

Gross sales to the retail building materials market were flat in 2012 compared to 2011 primarily due to an estimated 6% decrease in overall unit sales offset by higher lumber prices.  Unit sales declined due to the loss of sales to a major retail customer.  This loss of market share was offset somewhat by increased sales to several other retail customers.

Industrial:

Gross sales to the industrial market increased 19% in 2013 compared to 2012, resulting from an 11% increase in selling prices and an 8% increase in unit sales.  We acquired two new operations (Nepa Pallet and Container Co, Inc. and Custom Caseworks, Inc., which contributed to our growth in unit sales.  Our sales also increased as a result of adding 218 new customers during the year.  Demand from our existing customers was soft for much of the year.

Gross sales to the industrial market increased 20% in 2012 compared to 2011, due to an estimated 11% increase in unit sales combined with an estimated 9% increase in selling prices.  We increased our capacity in several areas of the country and added many new customers in 2012, resulting in continued gains in market share. Our sales to existing customers also increased as we gained share with our top customers and demand improved.

Manufactured Housing:

Gross sales to the manufactured housing market increased 24% in 2013 compared to 2012, due to an 11% increase in unit sales and a 13% increase in selling prices due to the lumber market.  Production of HUD-code homes increased 9% compared to 2012 and modular home starts increased 5% for the first nine months of 2013 (the last period reported).

Gross sales to the manufactured housing market increased 28% in 2012 compared to 2011 due to the Lumber Market and an estimated 13% increase in unit sales. Unit sales to this market increased due to a rise in industry production of HUD-code homes related to orders from FEMA and strong demand for temporary housing in some areas of the country related to shale oil and gas development. In addition, we continued to add product lines and expand share in our distribution business. Shipments of HUD code manufactured homes were up 8% in January through November of 2012 compared to the same period of 2011.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Residential Construction:

Gross sales to the residential construction market increased 33% in 2013 compared to 2012 due to a 21% increase in lumber prices and a 12% increase in our unit sales.   By comparison, national housing starts increased approximately 21% in the period of December 2012 through November 2013 (our sales typically trail housing starts by about a month), compared to the same period of 2012.  Our sales growth may trail the market from time to time as we are selective in the business that we take due to our focus on profitability and cash flow.

Gross sales to the residential construction market increased 26% in 2012 compared to 2011 due to an estimated 18% increase in unit sales and an 8% increase in selling prices.  By comparison, national housing starts increased approximately 27% in the period from December 2011 through November of 2012 (our sales trail housing starts by about a month), compared to the same period of 2011.  We were selective in the business that we pursued in order to improve profitability.  As a result, we lost some share of this market.

Commercial Construction and Concrete Forming:

Gross sales to the commercial construction and concrete forming market increased 52% in 2013 compared to 2012 due to a 39% increase in unit sales and a 13% increase in selling prices.  Within this market, sales to commercial builders increased 84%, and sales of products used to make concrete forms increased 34% due to our continued focus on growing our share of this market.  Our sales to commercial builders increased primarily due to a new product offering of installed cabinets to customers in our Gulf Region.

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

	Value-Added	Commodity-Based
2013	58.1%	41.9%
2012	58.7%	41.3%
2011	58.8%	41.2%

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage increased from 11.0% in 2012 to 11.4% in 2013.  This improvement in profitability resulted from unit sales growth combined with operating leverage in our cost structure, as well as an improvement in our sales mix, whereby our sales of higher margin products has increased.  In addition, the pricing pressure we experienced on sales to our residential construction customers has eased as market activity has improved and we have been selective in the business that we take.  These factors were offset by the higher level of lumber prices in 2013 relative to 2012.  As explained above, based upon the manner in which the sale price of certain of our products is established, higher relative lumber prices tend to reduce our gross profits as a percentage of sales.  (See "Impact of Lumber Market on Our Operating Results".)  We also measure our relative profitability by comparing our gross profit dollars to changes in unit sales.  For 2013, our gross profit dollars increased by 24.6%, exceeding our 8% increase in unit sales.

Our gross profits increased by 13% comparing 2012 to 2011 while our unit sales increased by 4%.  Our improved profitability was primarily impacted by the following factors:

•	During the first half of 2012 we benefited from selling into a rising lumber market for much of the period. Conversely, during the first half of 2011 we were adversely impacted by selling into a falling market for most of that period.
•	In the first quarter of 2012 we experienced more favorable weather than we did in the first quarter of 2011, which was impacted by inclement weather in many areas of the country resulting in many lost production days.
•	We lost some market share with a major retail customer in 2012, primarily in product lines with lower gross margins.
•	The favorable factors above were offset to some extent by pricing pressure in each of our markets.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $19.5 million, or 10.5%, in 2013 compared to 2012, while we reported an 8% increase in unit sales.  The increase in SG&A was primarily due to an increase in base wages as a result of raises and hiring additional sales and engineering personnel to support sales growth, and certain incentive compensation expense tied to profitability and return on investment which represented over half of the overall increase.

Selling, general and administrative ("SG&A") expenses increased by approximately $3.6 million, or 2.0%, in 2012 compared to 2011, while we reported a 4% increase in unit sales.  The increase in SG&A was primarily due to increases in accrued bonus and other incentive compensation, which is based on profitability and the efficient use of capital.  Also, we recorded $3.2 million in loss reserves for certain notes receivable, which included $1.7 million to SG&A expenses and $1.5 million to interest income.  These increases were offset by decreases in compensation and related expenses and as well as certain other expenses attributable to our continuing efforts to reduce our cost structure.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANTI-DUMPING DUTY ASSESSMENTS

In 2012, we recorded a $2.3 million loss contingency for a Canadian anti-dumping duty. The Canadian government imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China.  An additional $0.6 million was recorded during 2013.

During 2013, we accrued $0.9 million related to anti-dumping duty assessments imposed by the US government estimated on plywood and steel nails imported from China.  We continue to work with US Customs and Border Protection to mitigate potential charges.  This duty is unrelated to the Canadian duty assessment disclosed above.

NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIRMENT AND OTHER IMPAIRMENT AND EXIT CHARGES

We incurred $0.4 million, $1.3 million and $6.4 million of charges in 2013, 2012 and 2011, respectively, relating to asset impairments and other costs associated with idled facilities and down-sizing efforts.  In 2012, these costs were offset by gains on the sale of certain equipment and real estate totaling $8.0 million.  See Notes to Consolidated Financial Statements, Note D “Assets Held for Sale and Net Loss (Gain) on Disposition of Assets, Early Retirement and Other Impairment and Exit Charges.”

On June 20, 2011 our chief executive officer resigned and we entered into a consulting and non-competition agreement with him.  We accrued for the present value of the future payments under the agreement totaling $2.6 million in June 2011, which is included in the amount discussed in the preceding paragraph.  The present value of these payments totaled approximately $1.2 million and $1.8 million at December 28, 2013 and December 29, 2012, respectively, and is accrued in other liabilities.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTEREST, NET

Net interest costs were higher in 2013 compared to 2012, due to higher debt levels in 2013 resulting from the impact of higher lumber prices and greater sales volumes on working capital and the issuance of long-term debt at the end of 2012 which carried a higher interest rate than our revolving credit facility.

Net interest costs were comparable in 2012 and 2011.  Our debt levels in 2012 were slightly lower; however, our borrowing rates were slightly higher compared to 2011.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.  Our effective tax rate decreased to 34.8% in 2013 compared to 36.6% in 2012.  The decrease is due to a decline in the state income tax rate resulting from franchise taxes which remain relatively unchanged even when income increases, along with research and development and certain other tax credits related to 2012, which Congress approved in 2013.  See Notes to Consolidated Financial Statements, Note K, “Income Taxes”.

Our effective tax rate increased to 36.6% in 2012 compared to 32.5% in 2011.  This increase is due in part to the expiration of the research and development tax credit offset by the impact of permanent tax differences on higher income.

SEGMENT REPORTING

The following table presents, for the periods indicated, our net sales and earnings from operations by reportable segment.

(in thousands)	Net Sales
	December 28, 2013	December 29, 2012	December 31, 2011	2013 vs 2012	2012 vs 2011
Eastern and Western	$1,987,751	$1,635,178	$1,486,058	21.6%	10.0%
Site-Built	272,114	222,824	183,120	22.1	21.7
All Other	210,583	196,931	153,158	6.9	28.6
Corporate	-	-	-	-	-
Total	$2,470,448	$2,054,933	$1,822,336	20.2%	12.8%

(in thousands)	Earnings from Operations
	December 28, 2013	December 29, 2012	December 31, 2011	2013 vs 2012	2012 vs 2011
Eastern and Western	$79,419	$60,573	$28,198	31.1%	114.8%
Site-Built	7,947	1,299	(6,349)	511.8	120.5
All Other	(2,366)	(11,316)	(8,731)	79.1	(29.6)
Corporate[1]	(10,732)	(6,028)	(1,107)	(78.0)	(444.5)
Total	$74,268	$44,528	$12,011	66.8%	270.7%

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1Corporate primarily represents over (under) allocated administrative costs and certain incentive compensation expense.

Eastern and Western

Net sales of the Eastern and Western reportable segment increased 21.6% in 2013 compared to 2012, due to increased lumber prices and:
•	An increase in commercial construction and concrete forming sales primarily due to new products introduced in our Gulf region and other market share gains.
•	An increase in manufactured housing sales due to an increase in industry production of HUD code homes.
•	Recently acquired businesses that serve the industrial market.
•	A slight increase in sales to retail customers due to market share gains.
Net sales of the Eastern and Western reportable segment increased 10.0% in 2012 compared to 2011, primarily due to:
•	A 19% increase in Industrial sales resulting from higher lumber prices and greater unit sales due to market share gains.
•	A 28% increase in Manufactured Housing sales due to higher lumber prices and an increase in industry production of HUD code homes.
•	A 15% increase in Commercial Construction and Concrete Forming sales primarily due to a significant increase in the sale of products used to make concrete forms.
Earnings from operations for the Eastern and Western reportable segment increased in 2013 primarily due to greater unit sales and operating leverage on labor and overhead costs as well as improvements in our sales mix whereby our sales of higher margin products has increased.

Earnings from operations for the Eastern and Western reportable segment increased in 2012 compared to 2011 primarily due to the following factors:
•	Selling into a rising lumber market for much of the first half of 2012. Conversely, during the first half of 2011 we were adversely impacted by selling into a falling market for most of that period.
•	In the first quarter of 2012 we experienced more favorable weather than we did in the first quarter of 2011. Adverse weather conditions in many areas of the country resulted in lost production days during early 2011.
•	Earnings from operations were impacted in 2012 by a $6.9 million net gain on the sale of real estate.
Site-Built

Net sales of the Site-Built reportable segment increased 22.1% in 2013 compared to 2012, primarily due to increased lumber prices, an easing of pricing pressure, and an increase in housing starts.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net sales of the Site-Built reportable segment increased 21.7% in 2012 compared to 2011. This increase was primarily due to a 27% increase in national housing starts as well as growth in commercial construction.

Earnings from operations for the Site-Built reportable segment increased in 2013 compared to 2012, primarily due to an increase in unit sales and operating leverage on labor and overhead costs and an easing of pricing pressure on sales.  In addition, the profits of our turn-key framing operations were adversely impacted by an unexpected rise in labor costs early in the year on certain projects, which offset some of the favorable impact of higher unit sales and pricing improvements.

Earnings from operations for the Site-Built reportable segment increased in 2012 compared to 2011 primarily due to the increase in unit sales mentioned above and operating leverage we have in the business.

All Other

Net sales of all other segments increased 6.9% in 2013 compared to 2012 primarily due to:

•	An increase in sales to the manufactured housing market by our UFP Distribution operations, primarily due to an increase in industry production of HUD code homes and market share gains from adding new product lines.
•	An increase in sales to the industrial market by our Pinelli Universal partnership, which manufactures moulding and millwork products out of its plant in Durango, Durango Mexico.
•	An increase in sales by our Universal Consumer Products operations due to market share gains.

Net sales of all other segments increased 28.6% in 2012 compared to 2011. This increase was primarily due to:

•	An increase in sales to the Manufactured Housing market by our UFP Distribution operations, primarily due to an increase in industry production of HUD code homes.
•	An increase in sales to the Retail Building Materials market by our Universal Consumer Products operations, due to market share gains in composite decking and vinyl fencing products.
•	An increase in sales to the Industrial market by our Universal Pinelli subsidiary, which manufactures molding and millwork products out of its plant in Durango, Mexico.

Earnings from operations for all other segments improved in 2013 compared to 2012, primarily due to improved profitability of our Universal Consumer Products operations resulting from operational improvements and our Pinelli Universal partnership due to the higher level of lumber prices.  These factors were partially offset by $7.5 million of additional development costs associated with our new Eovations product line.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases.  The following table summarizes our contractual obligations as of December 28, 2013 (in thousands).

	Payments Due by Period
Contractual Obligation	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
Long-term debt and capital lease obligations	$-	$-	$-	$84,700	$84,700
Estimated interest on long-term debt	2,979	5,957	5,957	15,126	30,019
Operating leases	4,235	4,475	1,448	-	10,158
Capital project purchase obligations	4,152	-	-	-	4,152
Total	$11,366	$10,432	$7,405	$99,826	$129,029

As of December 28, 2013, we also had $26.5 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 28, 2013	December 29, 2012	December 31, 2011
Cash from operating activities	$53,380	$(5,721)	$11,515
Cash from investing activities	(43,625)	(34,223)	(32,990)
Cash from financing activities	(18,419)	36,695	(10,314)
Effect of exchange rate changes on cash	(62)	244	(259)
Net change in cash and cash equivalents	(8,726)	(3,005)	(32,048)
Cash and cash equivalents, beginning of year	7,647	10,652	42,700
Cash and cash equivalents (overdraft), end of year	$(1,079)	$7,647	$10,652

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

Seasonality has a significant impact on our working capital from March to August which historically resulted in negative or modest cash flows from operations in our first and second quarters.  Conversely, we experience a substantial decrease in working capital from September to February which typically results in significant cash flow from operations in our third and fourth quarters.  In 2013, higher lumber prices and unit sales caused our investment in accounts receivable and inventory to increase.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle increased to 49 days in 2013 from 48 days in 2012 due to a 1 day increase in our days supply of inventory.  In 2012, consumer demand and weather were unexpectedly good resulting in strong sales increases and higher inventory turnover.  Conversely, adverse weather in the first half of 2013 shifted some consumer demand to the third quarter and inventory turnover declined.

Cash generated from operating activities was approximately $53.4 million in 2013, which was comprised of net earnings of $45.8 million and $40.0 million of non-cash expenses, partially offset by a $32.4 million change in working capital since the end of 2012.  Working capital at the end of 2013 is higher than the end of 2012, primarily due to the impact of higher year over year lumber prices and unit sales increases.  As reflected in the table under the caption “Historical Lumber Prices”, lumber prices were up 11% in the fourth quarter of 2013.

Capital expenditures were $40.0 million in 2013 and we have outstanding purchase commitments on existing capital projects totaling approximately $4.2 million at December 28, 2013.  Included within capital expenditures was $11.2 million for expansion to support new product offerings and sales growth into new geographic markets and growing our manufacturing capabilities to serve our industrial customers.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and amounts available under our revolving credit facility.

Cash flows used in investing activities also included $11.5 million spent to acquire the net assets of SE Panel and Lumber Supply, LLC, Premier Laminating Services, Inc., Millry Mill Company, Inc. and Custom Caseworks, Inc.  See Notes to Consolidated Financial Statements, Note C “Business Combinations”.

In 2013, cash flows used in financing activities included $8.2 million of dividends paid to shareholders.  Our Board of Directors approved two semi-annual dividends of $0.20 per share and $0.21 per share, which were paid in June and December of 2013, respectively.  During 2013, we also paid down the $11.1 million balance on our revolving credit facility.

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

On December 28, 2013, we had no amounts outstanding on our $265 million revolving credit facility.  On December 29, 2012, we had $11.1 million outstanding.  The revolving credit facility is scheduled to mature in November of 2016.  The revolving credit facility supports letters of credit totaling approximately $9.8 million on December 28, 2013 and $28.7 million on December 29, 2012.  Financial covenants on the unsecured revolving credit facility and unsecured senior notes include minimum interest coverage tests and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were within all of our lending requirements on December 28, 2013 and December 29, 2012.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In the second quarter of fiscal 2013, we changed our annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment from the last day of the fiscal year to the first day of the Company’s fourth fiscal quarter for all reporting units and indefinite-lived intangible assets. This voluntary change in accounting method is preferable under the circumstances because it will allow us more time to complete the annual goodwill and indefinite-lived intangible asset impairment testing in advance of our year-end reporting.  This change does not delay, accelerate or avoid an impairment charge. The change is not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 28, 2013.  Our accounting policies with respect to the reserves are as follows:

•	General liability, automobile, and workers' compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.

•	Health benefits are self-insured by us up to our pre-determined stop loss limits. These reserves, including incurred but not reported claims, are based on internal computations. These computations consider our historical claims experience, independent statistics, and trends.

•	The environmental reserve is based on known remediation activities at certain wood preservation facilities and the potential for undetected environmental matters at other sites. The reserve for known activities is based on expected future costs and is computed by in-house experts responsible for managing our monitoring and remediation activities.

In addition to providing coverage for the Company, our wholly-owned insurance captive provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 28, 2013, there were nine such contracts in place.  The contracts have specific and/or aggregate coverage loss limits based on the election of the third parties.  Reserves associated with these contracts were $0.9 million at December 28, 2013 and $0.2 million at December 29, 2012, and are accrued based on third party actuarial valuations of the expected future liabilities.
.
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

REVENUE RECOGNITION

Revenue for product sales is recognized at the time the product is shipped to the customer. Generally, title passes at the time of shipment.  In certain circumstances, the customer takes title when the shipment arrives at the destination.  However, our shipping process is typically completed the same day.

Performance on construction contracts is reflected in operations using percentage-of-completion accounting, under either the cost to cost or units of delivery methods, depending on the nature of the business at individual operations.  Under percentage-of-completion using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs.  Under percentage-of-completion using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units per the contract.  Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known.  Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

Our construction contracts are generally entered into with a fixed price and completion of the projects can range from 6 to 18 months in duration.  Therefore, our operating results are impacted by, among many other things, labor rates and commodity costs.  During the year, we update our estimated costs to complete our projects using current labor and commodity costs and recognize losses to the extent that they exist.

FORWARD OUTLOOK

LONG-TERM GOALS

The pace of the economic recovery and in particular, the recovery of the housing market, has been much slower than we or industry analysts anticipated, but improvements are currently being seen.  With the assumption that housing starts will increase to 1.5 million starts by calendar 2015 and lead to a broader economic recovery that favorably impacts all of our markets, we are targeting goals of achieving $3 billion in sales and returning to operating margins at normal historical levels by 2017.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our general long-term objectives continue to be to:

•	Achieve sales growth primarily through new product introduction, international business expansion, and gaining additional share, particularly of our industrial and concrete forming markets;

•	Increase our profitability through cost reductions, productivity improvements as volume improves, and a more favorable mix of higher margin value-added products; and

•	Earn a return on invested capital in excess of our weighted average cost of capital.

RETAIL BUILDING MATERIALS MARKET

Harvard’s Joint Center for Housing Studies projects that spending by homeowners on improvement projects will continue to increase at a double-digit pace in early 2014 while a slowdown can be expected by the middle of 2014.  However, even with the projected mid-year tapering, remodeling activity is expected to remain at healthy levels.  The Home Improvement Research Institute (“HIRI”) also anticipates growth in home improvement spending and has forecasted a 6.8% growth rate in 2014.  HIRI’s long-term forecast is for spending to grow up to 4.3% by 2018.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.

Our long-term goal is to achieve sales growth by:

•	Increasing our market share of value-added and preservative-treated products, particularly with independent retail customers.

•	Developing new value-added products, such as our Eovations product line, and services for this market.

•	Adding new products or new markets through strategic business acquisitions or alliances.

•	Increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.

INDUSTRIAL MARKET

Our goal is to increase our sales of wood and alternative packaging products to a wide variety of industrial and OEM users.  We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization.  We plan to continue to obtain market share by expanding our manufacturing capabilities and increasing the size of our dedicated industrial sales force.  We also plan to evaluate strategic acquisition opportunities.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANUFACTURED HOUSING MARKET

The National Association of Home Builders forecasts a 14% increase in manufactured home shipments in 2014.  Over the long-term, we believe the HUD code market will regain a greater share of the overall housing market as credit conditions normalize and as consumers seek more affordable housing alternatives.

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

RESIDENTIAL CONSTRUCTION MARKET

The Mortgage Bankers Association of America forecasts a 13% increase in national housing starts to an estimated 1.0 million starts in 2014.  The National Association of Home Builders forecasts starts of 1.1 million, a 24% increase from 2013.  We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate.  However, due to our continued focus on profitability and cash flow, our growth may continue to trail the market in 2014.

On a long-term basis, we anticipate growth in our sales to the residential construction market as market conditions improve and as a result of market share gains as weaker competitors exit the market.

COMMERCIAL CONSTRUCTION AND CONCRETE FORMING MARKET

It continues to be our long term objective to gain additional share of the concrete forming market through our ability to provide value added products and services to the customers in this market.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in 2014:

•	End market demand.

•	Our ability to maintain market share and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced. Excess capacity exists for suppliers in each of our five markets. As a result, we may experience pricing pressure in the future.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Product mix.

•	Fluctuations in the relative level of the Lumber Market and the trend in the market place of lumber. (See "Impact of the Lumber Market on our Operating Results.")

•	Fuel and transportation costs.

•	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through our continuous improvement and other initiatives.

•	Operational improvements in our turn-key framing business.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Throughout the downturn in housing and the general economy we have continuously taken actions to close plants to better align our manufacturing capacity with the current business environment and reduce our headcount and certain overhead costs to better align our cost structure with current demand and sales.  We will continue to manage our cost structure conservatively based on market conditions, and will strive to continue to minimize increases in these costs in the future as market conditions improve and we achieve our growth objectives.  In addition, bonus expense for all salaried employees is based on earnings from operations and return on investment and will continue to fluctuate based on our operating results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

•	Our growth in sales to the industrial market and, as industry conditions continue to improve, the residential construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design requirements.

•	Sales of new products which may require higher development, marketing, and advertising costs.

•	Our incentive compensation program which is tied to pre-bonus earnings from operations and return on investment.

•	Our growth and success in achieving continuous improvement objectives and leveraging our fixed costs.

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

Management expects to spend $35 to $40 million on capital expenditures in 2014 and incur depreciation of approximately $32 million and amortization and other non-cash expenses of approximately $3 million.  On December 28, 2013, we had outstanding purchase commitments on capital projects of approximately $4.2 million.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

We have no present plan to change our dividend policy, which is currently $0.21 per share paid semi-annually.

Our Board of Directors has approved a share repurchase program, and as of December 28, 2013, we have authorization to buy back approximately 3 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

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

We assessed the effectiveness of our internal control over financial reporting as of December 28, 2013, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (“COSO”).  Based on that evaluation, management has concluded that as of December 28, 2013, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

February 26, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited Universal Forest Products, Inc. and subsidiaries internal control over financial reporting as of December 28, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Universal Forest Products, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Universal Forest Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 28, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 28, 2013 and December 29, 2012 and the related consolidated statements of earnings and comprehensive income, shareholder’s equity, and cash flows for each of the three fiscal years in the period ended December 28, 2013, and our report dated February 26, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 26, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries as of December 28, 2013 and December 29, 2012, and the related consolidated statements of earnings and comprehensive income, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 28, 2013. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 28, 2013 and December 29, 2012, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Universal Forest Products, Inc. and subsidiaries’ internal control over financial reporting as of December 28, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework), and our report dated February 26, 2014, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 26, 2014

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 28,	December 29,
	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$-	$7,647
Restricted cash	720	6,831
Accounts receivable, net	180,452	163,225
Inventories:
Raw materials	161,226	136,201
Finished goods	126,079	106,979
Total inventories	287,305	243,180
Refundable income taxes	2,235	7,521
Deferred income taxes	6,866	9,212
Other current assets	18,820	15,557
TOTAL CURRENT ASSETS	496,398	453,173

DEFERRED INCOME TAXES	1,365	1,759
OTHER ASSETS	12,087	14,583
GOODWILL	160,146	159,316
INDEFINITE-LIVED INTANGIBLE ASSETS	2,340	2,340
OTHER INTANGIBLE ASSETS, NET	7,241	8,101
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	115,155	108,545
Building and improvements	173,641	165,307
Machinery and equipment	260,807	239,175
Furniture and fixtures	23,233	23,750
Construction in progress	5,866	6,818
PROPERTY, PLANT AND EQUIPMENT, GROSS	578,702	543,595
Less accumulated depreciation and amortization	(341,292)	(322,327)
PROPERTY, PLANT AND EQUIPMENT, NET	237,410	221,268
TOTAL ASSETS	$916,987	$860,540

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 28,	December 29,
	2013	2012
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Cash overdraft	$1,079	$-
Accounts payable	72,918	66,054
Accrued liabilities:
Compensation and benefits	45,018	34,728
Other	20,084	14,002
TOTAL CURRENT LIABILITIES	139,099	114,784

LONG-TERM DEBT	84,700	95,790
DEFERRED INCOME TAXES	26,788	24,930
OTHER LIABILITIES	16,666	17,511
TOTAL LIABILITIES	267,253	253,015

SHAREHOLDERS' EQUITY:
Controlling interest shareholders' equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$-	$-
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 19,948,270 and 19,799,606	19,948	19,800
Additional paid-in capital	156,129	149,805
Retained earnings	461,812	426,887
Accumulated other comprehensive earnings	3,466	4,258
Employee stock notes receivable	(732)	(982)
Total controlling interest shareholders' equity	640,623	599,768
Noncontrolling interest	9,111	7,757
TOTAL SHAREHOLDERS' EQUITY	649,734	607,525
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$916,987	$860,540

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands, except per share data)

	Year Ended
	December 28,	December 29,	December 31,
	2013	2012	2011

NET SALES	$2,470,448	$2,054,933	$1,822,336

COST OF GOODS SOLD	2,189,896	1,829,824	1,622,609

GROSS PROFIT	280,552	225,109	199,727

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	204,390	184,919	181,363
ANTI-DUMPING DUTY ASSESSMENTS	1,526	2,328	-
NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIREMENT AND OTHER IMPAIRMENT AND EXIT CHARGES	368	(6,666)	6,353

EARNINGS FROM OPERATIONS	74,268	44,528	12,011

INTEREST EXPENSE	4,851	4,053	3,732
INTEREST INCOME	(640)	(510)	(566)
EQUITY IN EARNINGS OF INVESTEE	(201)	(79)	58
	4,010	3,464	3,224

EARNINGS BEFORE INCOME TAXES	70,258	41,064	8,787

INCOME TAXES	24,454	15,054	2,874

NET EARNINGS	45,804	26,010	5,913

LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,722)	(2,076)	(1,364)

NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$43,082	$23,934	$4,549

EARNINGS PER SHARE - BASIC	$2.16	$1.21	$0.23

EARNINGS PER SHARE - DILUTED	$2.15	$1.21	$0.23

OTHER COMPRESHENSIVE INCOME:

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(784)	980	(1,067)

COMPREHENSIVE INCOME	45,020	26,990	4,846

LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,730)	(2,398)	(862)

COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTERST	$42,290	$24,592	$3,984

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Balance at December 25, 2010	$19,333	$138,573	$414,108	$4,165	$(1,670)	$6,667	$581,176
Net earnings			4,549			1,364	5,913
Foreign currency translation adjustment				(565)		(502)	(1,067)
Capital contribution from noncontrolling interest						80	80
Purchase of additional
Current portion of long-term debt						(402)	(402)
Distributions to noncontrolling interest						(1,413)	(1,413)
Cash dividends - $0.400 per share			(7,818)				(7,818)
Issuance of 137,029 shares under employee stock plans	137	2,834					2,971
Issuance of 150,376 shares under stock grant programs	150	8	9				167
Issuance of 7,995 shares under deferred compensation plans	8	(8)					-
Tax benefits from non-qualified stock options exercised		684					684
Expense associated with share-based compensation arrangements		1,361					1,361
Accrued expense under deferred compensation plans		744					744
Note receivable adjustment	(4)	(208)			209		(3)
Payments received on employee stock notes receivable					206		206
Balance at December 31, 2011	$19,624	$143,988	$410,848	$3,600	$(1,255)	$5,794	$582,599

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			23,934			2,076	26,010
Foreign currency translation adjustment				658		322	980
Capital contribution from noncontrolling interest						436	436
Distributions to noncontrolling interest						(871)	(871)
Cash dividends - $0.400 per share			(7,905)				(7,905)
Issuance of 89,574 shares under employee stock plans	90	1,971					2,061
Issuance of 49,536 shares under stock grant programs	50	37	10				97
Issuance of 37,437 shares under deferred compensation plans	37	(37)					-
Tax benefits from non-qualified stock options exercised		765					765
Expense associated with share-based compensation arrangements		1,270					1,270
Accrued expense under deferred compensation plans		1,836					1,836
Note receivable adjustment	(1)	(25)			27		1
Payments received on employee stock notes receivable					246		246
Balance at December 29, 2012	$19,800	$149,805	$426,887	$4,258	$(982)	$7,757	$607,525

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			43,082			2,722	45,804
Foreign currency translation adjustment				(792)		8	(784)
Capital contribution from noncontrolling interest						84	84
Distributions to noncontrolling interest						(1,460)	(1,460)
Cash dividends - $0.410 per share			(8,166)				(8,166)
Issuance of 76,492 shares under employee stock plans	76	2,068					2,144
Issuance of 30,808 shares under stock grant programs	31	20	9				60
Issuance of 43,914 shares under deferred compensation plans	44	(44)					-
Tax benefits from non-qualified stock options exercised		290					290
Expense associated with share-based compensation arrangements		1,874					1,874
Accrued expense under deferred compensation plans		2,219					2,219
Note receivable adjustment	(3)	(103)			106		-
Payments received on employee stock notes receivable					144		144
Balance at December 28, 2013	$19,948	$156,129	$461,812	$3,466	$(732)	$9,111	$649,734

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended
	December 28,	December 29,	December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$45,804	$26,010	$5,913
Adjustments to reconcile net earnings attributable to controlling interest to net cash from operating activities:
Depreciation	31,091	30,461	30,804
Amortization of intangibles	2,473	2,918	5,183
Expense associated with share-based compensation arrangements	1,874	1,270	1,361
Excess tax benefits from share-based compensation arrangements	(112)	(75)	(36)
Expense associated with stock grant plans	58	97	167
Loss reserve on notes receivable	15	2,131	-
Deferred income taxes	4,453	2,526	(1,939)
Equity in earnings of investee	(201)	(79)	58
Net (gain) loss on sale or impairment of property, plant and equipment	297	(6,890)	2,490
Changes in:	-
Accounts receivable	(17,886)	(32,274)	(6,784)
Inventories	(42,287)	(45,529)	(4,496)
Accounts payable	6,756	16,281	(9,964)
Accrued liabilities and other	21,026	(2,568)	(11,242)
NET CASH FROM OPERATING ACTIVITIES	53,361	(5,721)	11,515

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(40,023)	(30,344)	(32,932)
Proceeds from sale of property, plant and equipment	1,778	18,240	1,814
Acquisitions, net of cash received	(11,478)	(16,974)	-
Purchase of patents & product technology	(143)	(95)	(175)
Advances on notes receivable	(2,673)	(1,183)	(2,468)
Collections on notes receivable	2,814	2,839	472
Cash restricted as to use	6,111	(6,178)	10
Other, net	11	(528)	289
NET CASH FROM INVESTING ACTIVITIES	(43,603)	(34,223)	(32,990)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net borrowings (repayments) under revolving credit facilities	(11,090)	11,090	(2,109)
Repayment of long-term debt	-	(42,774)	(745)
Borrowings of long-term debt	-	75,000	-
Debt issuance costs	(46)	(266)	(946)
Proceeds from issuance of common stock	2,144	2,061	2,971
Purchase of additional noncontrolling interest	-	-	(402)
Distributions to noncontrolling interest	(1,460)	(871)	(1,413)
Capital contribution from noncontrolling interest	84	281	80
Dividends paid to shareholders	(8,166)	(7,905)	(7,818)
Excess tax benefits from share-based compensation arrangements	112	75	36
Other, net	-	4	32
NET CASH FROM FINANCING ACTIVITIES	(18,422)	36,695	(10,314)

Effect of exchange rate changes on cash	(62)	244	(259)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(8,726)	(3,005)	(32,048)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	7,647	10,652	42,700

CASH AND CASH EQUIVALENTS (OVERDRAFT), END OF PERIOD	$(1,079)	$7,647	$10,652

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS -
(CONTINUED)

	Year Ended
	December 28,	December 29,	December 31,
	2013	2012	2011
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid	$4,883	$3,982	$3,654
Income taxes paid	14,427	16,751	6,163

NON-CASH INVESTING ACTIVITIES
Accounts receivable exchanged for notes receivable	$1,635	-	-
Notes receivable exchanged for property	$3,900	-	-

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$1,800	1,310	246

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December.  Unless otherwise stated, references to 2013, 2012, and 2011 relate to the fiscal years ended December 28, 2013, December 29, 2012, and December 31, 2011, respectively.  Fiscal years 2013 and 2012 were comprised of 52 weeks.  Fiscal year 2011 was comprised of 53 weeks.  This extra week added an additional $16 million in sales to 2011.  An additional week of cost of goods sold and expenses in 2011 also impacted our results for 2012 compared to 2011.

FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.  There were no cash equivalents as of December 28, 2013 or December 29, 2012.

RESTRICTED CASH

Restricted cash consists of amounts required to be held for loss funding totaling $0.7 million and $0.5 million as of December 28, 2013 and December 29, 2012, respectively.  In addition, as of December 29, 2012, restricted cash included amounts held in escrow for the purchase of the operating assets of Custom Caseworks, Inc. totaling $6.3 million.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 28, 2013:
Allowance for possible losses on accounts receivable	$2,550	$17,114	$(17,604)	$2,060

Year Ended December 29, 2012:
Allowance for possible losses on accounts receivable	$2,053	$16,687	$(16,190)	$2,550

Year Ended December 31, 2011:
Allowance for possible losses on accounts receivable	$2,611	$18,144	$(18,702)	$2,053

* Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $8.3 million and $6.9 million as of December 28, 2013 and December 29, 2012, respectively.  All amounts are expected to be collected within one year.

NOTES RECEIVABLE AND ALLOWANCES

We have written agreements to receive repayment of funds borrowed from us, consisting of principal as well as any accrued interest, at a specified future date. We record a valuation allowance relating to these agreements for the portion that is expected to be uncollectible. The current portion of notes receivable, net of allowance, totaled $0.8 million and $0.2 million at December 28, 2013 and December 29, 2012, respectively and are included in “Other Current Assets”. The long-term portion of notes receivable, net of allowance, totaled $5.1 million and $7.7 million at December 28, 2013 and December 29, 2012, respectively and are included in “Other Assets”.  No allowance for possible losses on notes receivable existed at December 31, 2011.

The following table presents the activity in our notes receivable allowances (in thousands):

	Beginning Balance	Additions	Deductions	Ending Balance
Year Ended December 28, 2013: Allowance for possible losses on Notes receivable	$3,226	$887	$(3,088)	$1,025
Year Ended December 29, 2012: Allowance for possible losses on Notes receivable	$-	$3,226	$-	$3,226

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INVENTORIES

Inventories are stated at the lower of cost or market.  The cost of inventories includes raw materials, direct labor, and manufacturing overhead.  Cost is determined on a weighted average basis.  Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.  We have inventory on consignment at customer locations valued at $11.4 million as of December 28, 2013 and $10.9 million as of December 29, 2012.

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

GOODWILL

In the second quarter of fiscal 2013, we changed our annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment from the last day of the fiscal year to the first day of the Company’s fourth fiscal quarter for all reporting units and indefinite-lived intangible assets. This voluntary change in accounting method is preferable under the circumstances because it will allow us more time to complete the annual goodwill and indefinite-lived intangible asset impairment testing in advance of our year-end reporting.  This change does not delay, accelerate or avoid an impairment charge. The change is not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight. Accordingly, the change will be applied prospectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

INSURANCE RESERVES

Our wholly-owned insurance captive, Ardellis Insurance Ltd.(“Ardellis”), was incorporated on April 21, 2001 under the laws of Bermuda and is licensed as a Class 2 insurer under the Insurance Act 1978 of Bermuda.

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 28, 2013 and December 29, 2012.  Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities.  The actuarial and internal valuations are based on historical information along with certain assumptions about future events.  Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 28, 2013, Ardellis had nine such contracts in place.  The contracts have specific and/or aggregate coverage loss limits based on the election of the third parties.  Reserves associated with these contracts were $0.9 million at December 28, 2013 and $0.2 million at December 29, 2012, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REVENUE RECOGNITION

Revenue for product sales is recognized at the time the product is shipped to the customer. Generally, title passes at the time of shipment.  In certain circumstances, the customer takes title when the shipment arrives at the destination.  However, our shipping process is typically completed the same day.

Performance on construction contracts is reflected in operations using percentage-of-completion accounting, under either the cost to cost or units of delivery methods, depending on the nature of the business at individual operations.  Under percentage-of-completion using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs.  Under percentage-of-completion using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units.  Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known.  Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

Our construction contracts are generally entered into with a fixed price and completion of the projects can range from 6 to 18 months in duration.  Therefore, our operating results are impacted by, among many other things, labor rates and commodity costs.  During the year, we update our estimated costs to complete our projects using current labor and commodity costs and recognize losses to the extent that they exist.

The following table presents the balances of percentage-of-completion accounts on December 28, 2013 and December 29, 2012 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2013	2012
Cost and Earnings in Excess of Billings	$6,903	$4,981
Billings in Excess of Cost and Earnings	2,858	2,020

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue.  Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	December 28, 2013	December 29, 2012	December 31, 2011
Numerator:
Net earnings attributable to controlling interest	$43,082	$23,934	$4,549
Adjustment for earnings allocated to non-vested restricted common stock	(412)	(210)	(38)
Net earnings for calculating EPS	$42,670	$23,724	$4,511
Denominator:
Weighted average shares outstanding	19,952	19,800	19,572
Adjustment for non-vested restricted common stock	(191)	(173)	(165)
Shares for calculating basic EPS	19,761	19,627	19,407
Effect of dilutive stock options	54	6	126
Shares for calculating diluted EPS	19,815	19,633	19,533
Net earnings per share:
Basic	$2.16	$1.21	$0.23
Diluted	$2.15	$1.21	$0.23

No options were excluded from the computation of diluted EPS for 2013 or 2012.  Options to purchase 105,000 shares of common stock were not included in the computation of diluted EPS for 2011, because the options' exercise prices were greater than the average market price of the common stock during the period and, therefore, would be antidilutive.

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

RECENTLY ISSUED ACCOUNTING STANDARDS

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (ASC Topic 220) (“ASU 2013-02”).  ASU 2013-02 amends prior presentation of comprehensive income guidance. ASU 2013-02 requires that we report, in one place, the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required to be reclassified in its entirety to net income. Our adoption of the provisions of ASU 2013-02 in the first quarter of 2013 did not affect our consolidated financial position, results of operations or cash flows.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B	FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value.  Assets and liabilities measured at fair value are as follows:

	December 28, 2013			December 29, 2012
(in thousands)	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total
Recurring:
Money market funds	$62	-	$62	$62	-	$62
Mutual funds:
Domestic stock funds	813	-	813	613	-	613
International stock funds	586	-	586	500	-	500
Target funds	176	-	176	145	-	145
Bond funds	139	-	139	140	-	140
Total mutual funds	1,776	-	1,776	1,398	-	1,398
Non-Recurring:
Property, plant and equipment	-	-	-	-	$1,600	$1,600
Assets at fair value	$1,776	-	$1,776	$1,460	$1,600	$3,060

We maintain money market and mutual funds in our non-qualified deferred compensation plan. These funds are valued at prices quoted in an active exchange market and are included in “Other Assets”.  During our 2012 fourth quarter evaluation of the recoverability of our long-lived assets, we identified certain idle facilities which required an impairment loss for the excess of carrying value over the fair value, and as such were stated at fair value.  The fair values of these long-lived property, plant and equipment assets are determined based on broker assessments of value, appraisals, or recent offers to acquire assets.  We have elected not to apply the fair value option under ASC 825, Financial Instruments, to any of our financial instruments except for those expressly required by U.S. GAAP.

We do not maintain any Level 3 assets or liabilities that would be based on significant unobservable inputs.

C	BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2013 and 2012, which were accounted for using the purchase method (in thousands).  No business combinations were completed in fiscal 2011.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company Name	Acquisition Date	Purchase Price	Intangible Assets	Net Tangible Assets	Operating Segment	Business Description
SE Panel and Lumber Supply, LLC (“SE Panel”)	November 8, 2013	$2,181 (asset purchase)	$-	$2,181	Eastern Division
A distributor of Olympic Panel overlay concrete forming panels and commodity lumber products to the concrete forming and construction industries.  Facility is located in South Daytona, FL.  SE Panel had annual sales of $5.4 million.

Premier Laminating Services, Inc. (“Premier Laminating”)	May 31, 2013	$696 (asset purchase)	$250	$446	Western Division	A business specialized in environmentally sustainable laminated wooden products. Facility is located in Perris, CA. Premier Laminating had annual sales of $6.2 million.
Millry Mill Company, Inc. (“Millry”)	February 28, 2013	$2,323 (asset purchase)	$50	$2,273	Eastern Division	A highly specialized export mill that produces rough dimension boards and lumber. Facility is located in Millry, AL. Millry had annual sales of $4.7 million.
Custom Caseworks, Inc. (“Custom Caseworks”)	December 31, 2012	$6,278 (asset purchase)	$2,000	$4,278	Western Division	A high-precision business-to-business manufacturer of engineered wood products in many commercial markets. Facility is located in Sauk Rapids, MN. Custom Caseworks had annual sales of $7 million.
Nepa Pallet and Container Co., Inc. (“Nepa”)	November 5, 2012	$16,175 (asset purchase)	$1,350	$14,825	Western Division	Manufactures pallets, containers and bins for agricultural and industrial customers. Facilities are located in Snohomish, Yakima and Wenatchee, WA. NEPA had trailing twelve month sales of $25 million.
MSR Forest Products, LLC (“MSR”)	May 16, 2012	$3,208 (asset purchase)	$1,164	$2,044	Eastern Division	Supplies roof trusses and cut-to-size lumber to manufactured housing customers. Facilities are located in Haleyville, AL and Waycross, GA. MSR had annual sales of $10 million.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The intangible assets for each of the acquisitions were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2013.  This resulted in a $1.4 million reclassification from goodwill to amortizable intangible asset accounts.
At December 28, 2013, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-Compete Agreements	Customer Relationships	Goodwill	Goodwill - Tax Deductible
Premier Laminating	$250	-	-	-
Millry	50	-	-	-
Custom Caseworks	220	$620	$1,160	$1,160
Nepa	330	-	1,020	1,020
MSR	-	-	1,164	1,164

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2013 and 2012 are not presented.

D.	NET LOSS (GAIN) ON DISPOSITION OF ASSETS, EARLY RETIRMENT AND OTHER IMPAIRMENT AND EXIT CHARGES

We have long-lived assets that consist of certain vacant land and facilities we closed to better align manufacturing capacity with the prevailing business environment.  The fair values were determined based on broker assessments of value, appraisals or recent offers to acquire assets.  These and other idle assets were evaluated based on the requirements of ASC 360, which resulted in impairment and other exit charges included in “Net loss (gain) on disposition of assets, early retirement and other impairment and exit charges” for the years ended December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

In the second quarter of 2012, we sold certain real estate in Fontana, CA, for approximately $12.1 million and recognized a pre-tax gain of approximately $7.2 million which is included in the Eastern and Western Division segment.

In the second quarter of 2011 our chief executive officer resigned and we entered into a consulting and non-competition agreement with him.  We accrued for the present value of the future payments under the agreement totaling $2.6 million in June 2011 which is included in the Corporate segment.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The changes in the net carrying amount of goodwill by reporting segment for the years ended December 28, 2013 and December 29, 2012, are as follows (in thousands):

	Eastern and Western	Site-Built	All Other	Total
Balance as of December 25, 2011	$123,311	$21,720	$9,671	$154,702
Acquisitions	2,514	-	-	2,514
Other	2,100	-	-	2,100
Balance as of December 29, 2012	127,925	21,720	9,671	159,316
Acquisitions	1,160	-	-	1,160
Other	(330)	-	-	(330)
Balance as of December 28, 2013	$128,755	$21,720	$9,671	$160,146

Indefinite-lived intangible assets totaled $2.3 million as of December 28, 2013 and December 29, 2012.

The following amounts were included in other amortizable intangible assets, net as of December 28, 2013 and December 29, 2012 (in thousands):

	2013		2012
	Assets	Accumulated Amortization	Assets	Accumulated Amortization
Non-compete agreements	$1,340	$(514)	$3,730	$(3,366)
Customer relationships	9,480	(6,832)	8,860	(5,465)
Licensing agreements	4,589	(1,606)	4,589	(1,147)
Patents	3,393	(2,609)	3,250	(2,350)
Total	$18,802	$(11,561)	$20,429	$(12,328)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 10 years
Customer relationship	5 to 8 years
Licensing agreements	10 years

Amortization expense of intangibles totaled $2.5 million, $2.9 million and $5.2 million in 2013, 2012 and 2011, respectively.  The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2014	$2,184
2015	1,959
2016	954
2017	797
2018	535
Thereafter	812
Total	$7,241

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

F.	DEBT

On December 17, 2012, we entered into an unsecured Note Purchase Agreement (the "Agreement") under which we issued our 3.89% Series 2012 A Senior Notes, due December 17, 2022, in the aggregate principal amount of $35 million and our 3.98% Series 2012 B Senior Notes, due December 17, 2024, in the aggregate principal amount of $40 million.  Proceeds from the sale of the Series A Senior Notes and Series B Senior Notes were used to repay amounts due on our existing Series 2002-A Senior Notes, Tranche B totaling $40 million and our revolving credit facility.

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

Outstanding letters of credit extended on our behalf on December 28, 2013 aggregated $26.5 million, which includes approximately $9.8 million related to industrial development revenue bonds.  Outstanding letters of credit extended on our behalf on December 29, 2012 aggregated $28.7 million, which includes approximately $9.8 million related to industrial development revenue bonds.  Letters of credit have one year terms and include an automatic renewal clause.  The letters of credit related to industrial development revenue bonds are charged an annual interest rate ranging from 110 to 165 basis points, based upon our financial performance.  The letters of credit related to workers’ compensation are charged an annual interest rate of 75 basis points

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-term debt obligations are summarized as follows on December 28, 2013 and December 29, 2012 (amounts in thousands):

	2013	2012

Series 2012 Senior Notes Tranche A, due on December 17,2022, interest payable semi-annually at 3.89%	$35,000	$35,000
Series 2012 Senior Notes Tranche B, due on December 17,2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $265 million due on November 14, 2016,interest payable monthly at a floating rate (1.27% on December 29,2012)	-	11,090
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.19% on December 28, 2013 and 0.35% on December 29, 2012)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.30% on December 28, 2013 and 0.46% on December 29, 2012)	2,700	2,700
Series 2001 Industrial Development Revenue Bonds Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.29% on December 28, 2013 and 0.45% on December 29, 2012)	3,700	3,700
	84,700	95,790
Less current portion	-	-
Long-term portion	$84,700	$95,790

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were within all of our lending requirements on December 28, 2013 and December 29, 2012.

On December 28, 2013, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2014	$-
2015	-
2016	-
2017	-
2017	-
Thereafter	$84,700
$84,700

On December 28, 2013, the estimated fair value of our long-term debt, including the current portion, was $79.9 million.  The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

G.	LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years.  We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years.  We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years.  Future minimum payments under non-cancelable operating leases on December 28, 2013 are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Operating
Leases
2014	$4,235
2015	2,115
2016	1,384
2017	976
2018	884
Thereafter	564
Total minimum lease payments	$10,158

Rent expense was approximately $5.2 million, $6.9 million, and $9.6 million in 2013, 2012, and 2011, respectively.

H.	DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988.  Deferred compensation payments to these executives will commence upon their retirement.  We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations.  In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values.  The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.0 million on December 28, 2013 and December 29, 2012 and are included "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries.  The Plan provides investment options similar to our 401(k) plan, including our stock.  The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind.  Assets held by the Plan totaled approximately $1.8 million and $1.5 million on December 28, 2013 and December 29, 2012, respectively, and are included in "Other Assets."  Related liabilities totaled $8.4 million and $6.7 million on December 28, 2013 and December 29, 2012, respectively, and are included in "Other Liabilities" and "Shareholders' Equity."  Assets associated with the Plan are recorded at fair market value.  The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan ("Stock Retainer Plan").  In April 2007, our shareholders authorized additional shares to be distributed pursuant to this plan.  The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death.  The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock.  We recognized expense for this plan of $0.4 million in 2013 and $0.5 million in each of 2012 and 2011.

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

A summary of the transactions under the stock option plans is as follows:

	Stock Under Option	Weighted- Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 25, 2010	359,997	24.04	2.35	5,012,758
Exercised	(122,517)	21.33		1,153,067
Forfeited or expired	(46,146)	20.57
Outstanding at December 31, 2011	191,334	26.60	1.83	872,441
Exercised	(79,550)	21.82		970,698
Forfeited or expired	(1,678)	21.84
Outstanding at December 29, 2012	110,106	30.13	1.64	845,915
Exercised	(77,632)	29.49		1,221,004
Forfeited or expired	-	-		-
Outstanding at December 28, 2013	32,474	31.65	1.55	661,674
Vested or expected to vest at December 28, 2013	(31,000)	31.70
Exercisable at December 28, 2013	1,474	$30.64	0.59	$31,529

The unrecognized compensation expense for stock options is nominal for 2013, 2012 or 2011.

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Restricted Awards	Weighted- Average Grant Date Fair Value	Unrecognized Compensation Expense (in millions)	Weighted- Average Period to Recognize Expense
Nonvested at December 25, 2010	$219,794	$28.17	$2.8	2.30 years
Granted	71,950	38.19
Vested	(113,244)	29.13
Forfeited	(15,500)	30.12
Nonvested at December 31, 2011	163,000	31.75	3.4	3.37 years
Granted	37,433	35.05
Vested	(859)	29.72
Forfeited	(12,965)	30.35
Nonvested at December 29, 2012	186,609	32.22	3.2	2.68 years
Granted	36,481	40.58
Vested	(9,955)	40.58
Forfeited	(6,715)	31.96
Nonvested at December 28, 2013	$206,420	$32.52	$2.9	2.00 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $1.9 million, $1.3 million, and $1.4 million and the related total income tax benefits of $0.4 million, $0.5 million, and $0.5 million in 2013, 2012 and 2011, respectively.

In 2013, 2012 and 2011, cash received from option exercises and share issuances under our plans was $2.1 million, $2.0 million and $3.0 million, respectively.  The actual tax benefit realized in 2013, 2012 and 2011 for the tax deductions from option exercises totaled $0.3 million, $0.8 million and $0.7 million, respectively.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock.  On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program.  We repurchased 144,900 shares under this program in 2010.  As of December 28, 2013, the cumulative total authorized shares available for repurchase is approximately 3.0 million shares.

J.	RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries.  Amounts contributed to the plan are made at the discretion of the Board of Directors.  We matched 25% of employee contributions in 2013 and 2012, on a discretionary basis, totaling $1.7 million and $1.6 million, respectively.  The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for officers whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $4.0 million and $3.4 million are accrued in “Other Liabilities” for this plan at December 28, 2013 and December 29, 2012, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

K.	INCOME TAXES

Income tax provisions for the years ended December 28, 2013, December 29, 2012, and December 31, 2011 are summarized as follows (in thousands):

	2013	2012	2011
Currently Payable:
Federal	$12,683	$5,167	$453
State and local	3,381	2,160	1,419
Foreign	3,928	3,123	3,000
	19,992	10,450	4,872
Net Deferred:
Federal	3,696	3,464	(1,884)
State and local	600	946	(137)
Foreign	166	194	23
	4,462	4,604	(1,998)
	$24,454	$15,054	$2,874

The components of earnings before income taxes consist of the following:

	2013	2012	2011

U.S.	$59,334	$31,768	$328
Foreign	10,924	9,296	8,459
Total	$70,258	$41,064	$8,787

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0%	34.0%
State and local taxes (net of federal benefits)	4.2	5.2	8.2
Effect of noncontrolling owned interest in earnings of partnerships	(0.3)	(0.5)	(3.0)
Manufacturing deduction	(2.0)	(1.6)	(1.9)
Tax credits, including foreign tax credit	(2.5)	(1.2)	(15.4)
Change in valuation allowance	-	-	-
Change in uncertain tax positions reserve	0.6	(1.0)	0.4
Foreign rate differential	0.3	0.7	0.4
Other permanent differences	0.6	1.1	4.9
Other, net	(1.1)	(1.1)	4.9
Effective income tax rate	34.8%	36.6%	32.5%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 28, 2013 and December 29, 2012 are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2013	2012
Employee benefits	$7,698	$7,295
Net operating loss carryforwards	1,136	1,780
Foreign subsidiary capital loss carryforward	628	671
Other tax credits	2,141	1,494
Inventory	113	838
Reserves on receivables	1,011	1,193
Accrued expenses	4,470	2,995
Other, net	3,172	2,673
Gross deferred income tax assets	20,369	18,939
Valuation allowance	(1,021)	(859)
Deferred income tax assets	19,348	18,080

Depreciation	(21,114)	(18,248)
Intangibles	(15,269)	(12,781)
Other, net	(1,522)	(1,010)
Deferred income tax liabilities	(37,905)	(32,039)
Net deferred income tax liability	$(18,557)	$(13,959)

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

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2013	2012	2011
Gross unrecognized tax benefits beginning of year	$1,531	$1,837	$1,253
Increase in tax positions for prior years	230	1	225
Increase in tax positions for current year	481	68	391
Settlements with taxing authorities	-	(137)	-
Lapse in statute of limitations	(319)	(238)	(32)
Gross unrecognized tax benefits end of year	$1,923	$1,531	$1,837

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes.  The liability for unrecognized tax benefits included accrued interest and penalties of $0.2 million, $0.2 million and $0.3 million at December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions.  The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2010.  A number of routine state and local examinations are currently ongoing.  Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months.

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

On a consolidated basis, we have reserved approximately $3.5 million on December 28, 2013 and December 29, 2012, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

In 2012, we recorded a $2.3 million loss contingency for a Canadian anti-dumping duty. The Canadian government has imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China.  An additional $0.6 million was recorded during 2013.  We continue to work with the government to clarify the applicability of these rules to our products.

During 2013, we accrued $0.9 million related to anti-dumping duty assessments estimated on plywood and steel nails imported from China.  We continue to work with US Customs and Border Protection to mitigate potential charges.  This duty is unrelated to the 2013 duty assessment disclosed above.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We are currently undergoing an unclaimed property audit with the state of Michigan covering the period July 1, 1994 to present.  We anticipate that the audit will be completed during 2014 and do not expect it to result in a material loss.

In addition, on December 28, 2013, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business.  In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 28, 2013, we had outstanding purchase commitments on capital projects of approximately $4.2 million.

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

In certain cases we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the owner that the products and installation services are completed in accordance with our contractual obligations.  We have agreed to indemnify the surety for claims made against the bonds.  As of December 28, 2013, we had approximately $24.2 million in outstanding payment and performance bonds, which expire during the next two years.  In addition, approximately $17.7 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

On December 28, 2013 we had outstanding letters of credit totaling $26.5 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts.  We currently have irrevocable letters of credit outstanding totaling approximately $16.7 million for these types of insurance arrangements.  We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

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

Many of our wood treating operations utilize "Subpart W" drip pads, defined as hazardous waste management units by the EPA.  The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste.  Closure involves identification and disposal of contaminants which are required to be removed from the facility.  The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed.  Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.6 million.  As a result, this amount is recorded in other long-term liabilities on December 28, 2013.

N.	CONSULTING & NON-COMPETE AGREEMENTS

On June 20, 2011 we entered into a consulting and non-compete agreement with our former CEO which provides for monthly payments through December 2015 that began upon resignation from Universal Forest Products, Inc. All amounts were fully accrued and vested on the date of resignation. The present value of these payments totaled approximately $1.2 million and $1.8 million at December 28, 2013 and December 29, 2012, respectively, and is accrued in other liabilities.

O.	SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Our operating segments consist of the Eastern, Western, Site-Built, Consumer Products, Pinelli Universal and Distribution divisions.  In accordance with ASC 280, due to the similar economic characteristics, nature of products, distribution methods, and customers, we have aggregated our Eastern and Western operating segments into one reportable segment.  The Site-Built division is considered a separate reportable segment.  Our other divisions do not collectively form a reportable segment because their respective operations are dissimilar and they do not meet the applicable quantitative requirements.  These operations have been included in the “All Other” column of the table below.  The “Corporate” column includes unallocated administrative costs.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	2013
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,987,751	$272,114	$210,583	$-	$2,470,448
Intersegment net sales	86,050	15,918	11,798	-	113,766
Interest expense	404	-	-	4,447	4,851
Amortization expense	1,424	-	1,049	-	2,473
Depreciation expense	18,617	2,284	4,520	5,670	31,091
Segment earnings from operations	79,419	7,947	(2,366)	(10,732)	74,268
Segment assets	642,652	103,227	99,464	71,644	916,987
Capital expenditures	23,159	2,310	6,285	8,269	40,023

	2012
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,635,178	$222,824	$196,931	$-	$2,054,933
Intersegment net sales	62,806	20,396	12,724	-	95,926
Interest expense	373	-	51	3,629	4,053
Amortization expense	1,667	-	1,251	-	2,918
Depreciation expense	17,762	2,054	4,286	6,359	30,461
Segment earnings from operations	60,573	1,299	(11,316)	(6,028)	44,528
Segment assets	588,567	102,923	103,309	65,741	860,540
Capital expenditures	15,411	830	11,967	2,136	30,344

	2011
	Eastern and Western Divisions	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,486,058	$183,120	$153,158	$-	$1,822,336
Intersegment net sales	77,858	24,907	28,636	-	131,401
Interest expense	440	154	-	3,138	3,732
Amortization expense	3,571	-	1,612	-	5,183
Depreciation expense	19,036	2,380	3,240	6,148	30,804
Segment earnings from operations	28,198	(6,349)	(8,731)	(1,107)	12,011
Segment assets	520,506	87,160	82,993	73,348	764,007
Capital expenditures	14,870	1,007	8,856	8,199	32,932

In 2013, 2012, and 2011, 17%, 18%, and 23% of net sales, respectively, were to a single customer.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information regarding principal geographic areas was as follows (in thousands):

	2013		2012		2011
	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets
United States	$2,410,313	$233,237	$2,005,740	$222,272	$1,779,909	$221,269
Foreign	60,135	16,260	49,193	17,097	42,427	16,578
Total	$2,470,448	$249,497	$2,054,933	$239,369	$1,822,336	$237,847

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2013	58.1%	41.9%
2012	58.7%	41.3%
2011	58.8%	41.2%

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 28,	December 29,	December 31,
	2013	2012	2011
Value-Added Sales
Trusses – residential, modular and manufactured housing	$238,093	$185,939	$148,715
Fencing	120,765	125,887	145,486
Decking and railing – composite, wood and other	131,102	123,935	126,832
Turn-key framing and installed sales	159,811	137,633	120,317
Industrial packaging and components	251,224	199,595	174,057
Engineered wood products (eg. LVL; i-joist)	60,335	50,703	41,313
Manufactured brite and other lumber	64,465	56,991	49,355
Wall panels	36,908	23,584	19,049
Outdoor DIY products (eg. stakes; landscape ties)	47,251	38,916	40,716
Construction and building materials (eg. door packages; drywall)	162,362	125,446	94,768
Lattice – plastic and wood	38,959	38,005	42,792
Manufactured brite and other panels	80,335	61,013	39,772
Siding, trim and moulding	29,157	24,996	20,088
Hardware	16,295	13,350	12,094
Manufactured treated lumber	11,183	11,566	11,749
Manufactured treated panels	5,882	6,336	5,418
Other	106	54	94
Total Value-Added Sales	1,454,233	1,223,949	1,092,615

Commodity-Based Sales
Non-manufactured brite and other lumber	421,071	348,083	304,070
Non-manufactured treated lumber	349,156	285,929	285,340
Non-manufactured brite and other panels	239,641	194,144	144,236
Non-manufactured treated panels	30,450	25,782	23,386
Other	9,361	8,118	7,767
Total Commodity-Based Sales	1,049,679	862,056	764,799
Total Gross Sales	2,503,912	2,086,005	1,857,414
Sales allowances	(33,464)	(31,072)	(35,078)
Total Net Sales	2,470,448	2,054,933	$1,822,336

P.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks during the years ended December 28, 2013 and December 29, 2012 (in thousands, except per share data):

	First		Second		Third		Fourth
	2013	2012	2013	2012	2013	2012	2013	2012
Net sales	$554,494	$457,111	$738,436	$593,693	$651,780	$533,366	$525,738	$470,763
Gross profit	57,818	53,666	80,216	72,075	78,289	55,227	64,229	44,142
Net earnings (loss)	5,756	4,386	16,373	18,010	15,015	4,756	8,660	(1,141)
Net earnings (loss) attributable to controlling interest	5,224	4,155	15,772	17,509	14,091	4,198	7,995	(1,927)
Basic earnings (loss) per share	0.26	0.21	0.79	0.88	0.71	0.21	0.40	(0.10)
Diluted earnings (loss) per share	0.26	0.21	0.79	0.88	0.71	0.21	0.40	(0.10)

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.  The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2013	High	Low	Fiscal 2012	High	Low
Fourth Quarter	54.40	38.60	Fourth Quarter	43.04	32.56
Third Quarter	42.98	36.01	Third Quarter	43.36	30.76
Second Quarter	45.60	33.23	Second Quarter	39.62	30.92
First Quarter	42.22	37.62	First Quarter	37.60	29.39

There were approximately 1,200 shareholders of record as of January 31, 2014.

We paid dividends on our common stock of $0.20 per share each in June and December 2012 and June 2013.  In Dec 2013, we paid dividends of $0.21 per share.  We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected.  The graph assumes an investment of $100 on December 27, 2008, and reinvestment of dividends in all cases.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2013

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS
William G. Currie	Matthew J. Missad
Chairman of the Board	Chief Executive Officer
Universal Forest Products, Inc.

Matthew J. Missad	Patrick M. Webster
Chief Executive Officer	President and Chief Operating Officer
Universal Forest Products, Inc.

John M. Engler	Michael R. Cole
President	Chief Financial Officer and Treasurer
Business Roundtable

John W. Garside	Robert W. Lees
President and Treasurer	President
Woodruff Coal Company	UFP Eastern Division, Inc.

Gary F. Goode, CPA	Allen T. Peters
Chairman	President
Titan Sales & Consulting, LLC	UFP Western Division, Inc.

Mark A. Murray	Robert D. Coleman
Co-Chief Executive Officer	Executive Vice President Manufacturing
Meijer, Inc.

Louis A. Smith	C. Scott Greene
President	Executive Vice President Marketing
Smith and Johnson, Attorneys, P.C.

Thomas W. Rhodes	Donald L. James
President and Chief Executive Officer	Executive Vice President
TWR Enterprises, Inc.	National Sales

Bruce A. Merino	Michael F. Mordell
Executive Vice President
Mary E. Tuuk	UFP Purchasing, Inc.
Executive Vice President and Secretary
Fifth Third Bankcorp

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 16, 2014, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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

Ernst & Young LLP
Grand Rapids, MI

TRANSFER AGENT/SHAREHOLDER INQUIRIES

American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address, and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10005
Telephone:  (718) 921-8210

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE
Grand Rapids, MI 49525
Telephone:  (616) 364-6161
Facsimile:  (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:
Ashburn, GA	Moultrie, GA
Auburn, NY	Muscle Shoals, AL
Auburndale, FL	Naugatuck, CT
Bay City, MI	New London, NC
Belchertown, MA	New Waverly, TX
Berlin, NJ	New Windsor, MD
Blanchester, OH	Parker, PA
Burlington, NC	Pearisburg, VA
Chaffee, NY	Plainville, MA
Chandler, AZ	Ponce, Puerto Rico
Chesapeake, VA	Prairie du Chien, WI
Church Hill, TN	Ranson, WV
Clinton, NY	Riverside, CA
Conway, SC	Saginaw, TX
Cordele, GA	Salina, KS
Durango, Durango, Mexico	Salisbury, NC
Eaton, CO	San Antonio, TX
Eatonton, GA	Sauk Rapids, MN
Elizabeth City, NC	Selma, AL
Elkhart, IN	Schertz, TX
Folkston, GA	Sidney, NY
Gordon, PA	Snohomish, WA
Grandview, TX	Stanfield, NC
Grand Rapids, MI	Stockertown, PA
Granger, IN	Thornton, CA
Greene, ME	Turlock, CA
Haleyville, AL	Union City, GA
Hamilton, OH	Warrens, WI
Harrisonville, MO	Waycross, GA
Hillsboro, TX	Wenatchee, WA
Hudson, NY	White Bear Lake, MN
Hutchinson, MN	White Pigeon, MI
Janesville, WI	Windsor, CO
Jefferson, GA	Woodburn, OR
Lacolle, Quebec, Canada	Yakima, WA
Lafayette, CO
Liberty, NC
McMinnville, OR
Medley, FL
Millry, AL
Minneota, MN
Morristown, TN