Form 10-K, Exhibit 13
period 2014-12-27
UNIVERSAL FOREST PRODUCTS INC
filed 2015-02-25
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION

Table of Contents

Selected Financial Data	2

Management's Discussion and Analysis of Financial Condition and Results of Operations	3-26

Management's Annual Report on Internal Control Over Financial Reporting	27

Report of Independent Registered Public Accounting Firm	28

Report of Independent Registered Public Accounting Firm	29

Consolidated Balance Sheets as of December 27, 2014 and December 28, 2013	30-31

Consolidated Statements of Earnings and Comprehensive Income for the Years Ended December 27, 2014, December 28, 2013, and December 29, 2012	32

Consolidated Statements of Shareholders' Equity for the Years Ended December 27, 2014, December 28, 2013, and December 29, 2012	33-35

Consolidated Statements of Cash Flows for the Years Ended December 27, 2014, December 28, 2013, and December 29, 2012	36-37

Notes to Consolidated Financial Statements	38-61

Price Range of Common Stock and Dividends	62

Stock Performance Graph	63

Directors and Executive Officers	64

Shareholder Information	65-66

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2014	2013	2012	2011	2010
Consolidated Statement of Earnings Data
Net sales	$2,660,329	$2,470,448	$2,054,933	$1,822,336	$1,890,851
Gross profit	325,342	280,552	225,109	199,727	229,955
Earnings before income taxes	95,713	70,258	41,064	8,787	27,111
Net earnings attributable to controlling interest	57,551	43,082	23,934	4,549	17,411
Diluted earnings per share	$2.86	$2.15	$1.21	$0.23	$0.89
Dividends per share	$0.610	$0.410	$0.400	$0.400	$0.400

Consolidated Balance Sheet Data
Working capital(1)	$397,546	$357,299	$338,389	$225,399	$263,578
Total assets	1,023,800	916,987	860,540	764,007	789,396
Total debt and capital lease obligations	98,645	84,700	95,790	52,470	55,291
Shareholders' equity	699,560	649,734	607,525	582,599	581,176

Statistics
Gross profit as a percentage of
net sales	12.2%	11.4%	11.0%	11.0%	12.2%
Net earnings attributable to controlling interest as a percentage of net sales	2.2%	1.7%	1.2%	0.2%	0.9%
Return on beginning equity(2)	8.8%	7.1%	4.1%	0.8%	3.1%
Current ratio	3.27	3.59	3.95	2.70	3.21
Debt to equity ratio	0.14	0.13	0.16	0.09	0.10
Book value per common share(3)	$35.01	$32.57	$30.68	$29.69	$30.06

(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Universal Forest Products, Inc. (“the Company”) is a holding company that provides capital, management and administrative resources to subsidiaries that supply wood, wood composite and other products to three primary markets: retail, housing and construction, and industrial.  Our retail market is comprised of building materials sold primarily to national home center retailers, retail-oriented regional lumber yards and contractor-oriented lumber yards.  Our housing and construction market is comprised of three submarkets, manufactured housing customers, residential construction customers and commercial construction customers.  Our industrial market is generally defined as industrial manufacturers and other customers for packaging, material handling and other applications.  Founded in 1955, the Company is headquartered in Grand Rapids, Mich., with affiliates throughout North America.  For more about Universal Forest Products, go to www.ufpi.com.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2014.

OVERVIEW

Our results for 2014 were impacted by the following:

•	Our sales increased 8% in 2014 due to an 8% increase in our unit sales, as selling prices remained flat. See “Historical Lumber Prices”. Our unit sales increased in three of five of our market classifications, with our strongest growth occurring in our commercial construction market. Our unit sales to the retail building materials and industrial markets each reported an increase of approximately 12%. Our decline in unit sales to the manufactured housing and residential construction markets are discussed in the following paragraphs.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	National housing starts increased approximately 8% in the period from December 2013 through November 2014, compared to the same period of the prior year (our sales trail housing starts by about a month). Although national housing starts increased, our unit sales to the residential construction market decreased 8% in 2014, primarily due to being more selective in the business that we select, particularly in our framing operations within our Site-Built segment, which primarily supplies engineered wood components and framing services in certain regions for construction of housing and small commercial structures. We expect our selective pricing policies and conservative approach to adding capacity to serve this market may continue to impact our sales growth relative to industry growth.

•	Shipments of HUD code manufactured homes were up 6% in the period from January through November 2014, compared to the same period of the prior year, and modular home starts decreased by 3.3% in the first nine months of 2014 (the last period reported). Our unit sales to the manufactured housing market remained flat as the impact of a modest overall increase in industry production on our sales was offset by a decline in sales to one of our large customers. This customer began to produce its own trusses and lumber components used in its homes in certain regions of the United States.

•	Our profitability has improved to $57.6 million in net earnings attributable to controlling interest from $43.1 million last year primarily due to a combination of the unit sales growth mentioned above, being more selective in the business that we select with residential construction customers, improvements in our sales mix, and relatively steady lumber prices during 2014 compared to lumber prices that were falling at key times during 2013.

•	We completed several strategic business acquisitions in 2014 that are outlined in the Notes to Consolidated Financial Statements, Note C, "Business Combinations".

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2014	2013	2012
January	$395	$393	$281
February	394	409	286
March	387	436	300
April	367	429	308
May	377	367	342
June	375	329	330
July	381	343	323
August	401	353	340
September	398	368	332
October	381	384	324
November	367	398	354
December	375	385	370
Annual average	$383	$383	$324
Annual percentage change	0%	18.2%

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below.  Sales of products produced using this species may comprise up to 23% of our sales volume.

	Random Lengths SYP
	Average $/MBF
	2014	2013	2012
January	$375	$397	$269
February	398	426	278
March	406	445	300
April	392	436	314
May	402	383	341
June	406	355	314
July	396	366	300
August	419	364	315
September	416	360	319
October	393	356	313
November	386	362	350
December	399	360	362
Annual average	$399	$384	$315
Annual percentage change	3.9%	21.9%

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market").  We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide.  As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.  Lumber costs are  approximately 60% of our material costs.  Material costs as a percentage of sales were 71.3%, 73.2%, and 69.7% in 2014, 2013, 2012, respectively.

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

Below is a general description of the primary ways in which our products are priced.

•	Products with fixed selling prices. These products include value-added products such as decking and fencing sold to retail building materials customers, as well as trusses, wall panels and other components sold to the residential construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs with our suppliers for these sales commitments. Also, the time period and quantity limitations generally allow us to re-price our products for changes in lumber costs from our suppliers.

•	Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry. For these products, we estimate the customers' needs and we carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices. As a result of the decline in the housing market and our sales to residential and commercial builders, a greater percentage of our sales fall into this general pricing category. Consequently, we believe our profitability may be impacted to a greater extent to changes in the trend of lumber prices.

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

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed five business acquisitions during 2014 and four during 2013 and each was accounted for using the purchase method.  The aggregate annual revenue of these acquisitions totaled $77.7 million.  These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2014 and 2013 are not presented.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 27, 2014	December 28, 2013	December 29, 2012
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	87.8	88.6	89.0
Gross profit	12.2	11.4	11.0
Selling, general, and administrative expenses	8.6	8.3	9.0
Loss contingency for anti-dumping duty assessments	0.1	0.1	0.1
Net loss (gain) on disposition of assets and other impairment charges	(0.1)	-	(0.3)
Earnings from operations	3.7	3.0	2.2
Other expense, net	0.1	0.2	0.2
Earnings before income taxes	3.6	2.8	2.0
Income taxes	1.3	1.0	0.7
Net earnings	2.3	1.9	1.3
Less net earnings attributable to noncontrolling interest	(0.2)	(0.1)	(0.1)
Net earnings attributable to controlling interest	2.2%	1.7%	1.2%

Note: Actual percentages are calculated and may not sum to total due to rounding.

GROSS SALES

We design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for residential and commercial construction, and specialty wood packaging, components and packing materials for various industries.  Our strategic long-term sales objectives include:

•	Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, and increasing our market share with independent retailers.

•	Expanding geographically in our core businesses, domestically and internationally.

•	Increasing sales of "value-added" products, which primarily consist of fencing, decking, lattice, and other specialty products sold to the retail building materials market, specialty wood packaging, engineered wood components, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Developing new products and expanding our product offering for existing customers. New product sales were $149.1 million in 2014 and $85.0 million in 2013.

•	Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
Market Classification	December 27, 2014	% Change	December 28, 2013	% Change	December 29, 2012
Retail Building Materials	$1,028,783	9.9	$936,141	12.0	$835,553
Industrial	783,805	12.0	699,688	18.4	590,921

Manufactured Housing	381,564	(2.4)	391,051	24.1	315,208
Residential Construction	355,393	(1.5)	360,762	39.1	259,301
Commercial Construction	148,391	27.6	116,270	36.8	85,022
Housing and Construction	885,348		868,083		659,531
Total Gross Sales	2,697,936	7.8	2,503,912	20.0	2,086,005
Sales Allowances	(37,607)		(33,464)		(31,072)
Total Net Sales	$2,660,329	7.7	$2,470,448	20.2	$2,054,933

Note: During 2014, certain customers were reclassified to a different market.  Prior year information has been restated to reflect these changes.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2014 versus 2013	8%	0%	8%
2013 versus 2012	20%	12%	8%
2012 versus 2011	12%	8%	4%

Retail Building Materials:

Gross sales to the retail building materials market increased almost 10% in 2014 compared to 2013 due to a 12% increase in overall unit sales, offset by a 2% decrease in selling prices.  Within this market, sales to our big box customers increased 12% while our sales to other retailers increased 7%.  We believe that our increase in unit sales is primarily due an improvement in consumer demand.  Our large retail customers have also reported year over year increases in their same store sales.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross sales to the retail building materials market increased 12% in 2013 compared to 2012 due to an 11% increase in lumber prices and an estimated 1% increase in overall unit sales.  Within this market, sales to our big box customers increased 11% while our sales to other retailers increased 13%.  We believe that our increase in unit sales was due to a slight increase in market share.  Sales to this market for the first half of 2013 were adversely impacted by inclement weather, resulting in a shifting of some consumer demand to our third quarter.

Industrial:

Gross sales to the industrial market increased 12% in 2014 compared to 2013, resulting from a 12% increase in overall unit sales while selling prices remained flat.  We acquired three new operations (Container Systems, Inc., Packnet Ltd, and Bigs Packaging and Lumber, LLC), which contributed 2% to our growth in unit sales, and expanded our capacity at several existing locations to take advantage of market share growth opportunities.  Our unit sales also increased as a result of adding 192 new customers during the year and improved demand from our existing customers.

Gross sales to the industrial market increased 18% in 2013 compared to 2012, resulting from a 10% increase in selling prices and an 8% increase in unit sales.  We acquired two new operations (Nepa Pallet and Container Co, Inc. and Custom Caseworks, Inc.), which contributed to our growth in unit sales.  Our sales also increased as a result of adding 218 new customers during the year.  Demand from our existing customers was soft for much of the year.

Manufactured Housing:

Gross sales to the manufactured housing market decreased approximately 2% in 2014 compared to 2013, due to unit sales remaining flat and a 2% decrease in selling prices due to the lumber market and commodity prices for OSB panels which we distribute.  Industry production of HUD-code homes increased 6% compared to 2013 and modular home starts decreased over 3% for the first nine months of 2014 (the last period reported).  Our unit sales to the manufactured housing market remained flat as the impact of a modest overall increase in industry production on our sales was offset by a decline in sales to one of our large customers.  This customer began to produce its own trusses and lumber components used its homes in certain regions of the United States.

Gross sales to the manufactured housing market increased 24% in 2013 compared to 2012, due to an 11% increase in unit sales and a 13% increase in selling prices due to the lumber market.  Production of HUD-code homes increased 9% compared to 2012 and modular home starts increased 5% for the first nine months of 2013 (the last period reported).  In addition to industry production growth, market share gains in our distribution business contributed to our increase in sales.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Residential Construction:

Gross sales to the residential construction market decreased almost 2% in 2014 compared to 2013 due to an 8% decrease in unit sales offset by a 6% increase in estimated selling prices.   By comparison, national housing starts increased approximately 7% in the period of December 2013 through November 2014 (our sales typically trail housing starts by about a month), compared to the same period of 2013.  Our sales growth trailed the growth in national housing starts primarily due to being more selective in the business that we select, particularly in our framing operations within our Site-Built segment.  We expect our selective pricing policies and conservative approach to adding capacity to serve this market may continue to impact our sales growth relative to industry growth.

Gross sales to the residential construction market increased 39% in 2013 compared to 2012 due to an estimated 18% increase in unit sales and a 21% increase in selling prices.  By comparison, national housing starts increased approximately 21% in the period from December 2012 through November of 2013 (our sales trail housing starts by about a month), compared to the same period of 2012.

Commercial Construction:

Gross sales to the commercial construction market increased 28% in 2014 compared to 2013 due to a 29% increase in unit sales offset by a 1% decrease in selling prices.  Within this market, sales to commercial builders increased 11%, and sales of products used to make concrete forms increased 35.8% due to our continued focus on growing our share of this market.

Gross sales to the commercial construction market increased 37% in 2013 compared to 2012 due to a 24%  increase in unit sales and a 13%  increase in selling prices.  Within this market, sales to commercial builders increased 42%, and sales of products used to make concrete forms increased 35%  due to our continued focus on growing our share of this market.  Our sales to commercial builders increased primarily due to a new product offering of installed cabinets to customers in our Gulf Region.

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.  Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2014	58.5%	41.5%
2013	58.1%	41.9%
2012	58.7%	41.3%

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage increased from 11.4% in 2013 to 12.2% in 2014.  Additionally, our gross profit dollars increased by almost $45 million, or 16%, which exceeds our 8% increase in unit sales.  The improvement in our profitability in 2014 is attributable to the following factors:

•	Over $20 million of the improvement reflects our efforts to be more selective in the business that we select on sales to the residential construction market, particularly in our framing operations, as well as operational efficiencies;
•	Approximately $12 million of the increase is attributable to our growth in unit sales to the retail building materials market as well an improvement in margin on those sales due to a more favorable trend in lumber prices in 2014 compared to 2013;
•	Our growth in unit sales to the industrial and commercial construction markets, as well as improvements in our product mix to sell more higher margin products, contributed to gross profit increases of approximately $17 million and $6 million, respectively;
•	The improvements above were offset to some extent by unfavorable cost variances as a result of inclement weather in our first and fourth quarters of 2014.

Our gross profit percentage increased from 11.0% in 2012 to 11.4% in 2013.  This improvement in profitability resulted from unit sales growth combined with operating leverage in our cost structure, as well as an improvement in our sales mix, whereby our sales of higher margin products increased.  In addition, the pricing pressure we experienced on sales to our residential construction customers eased as market activity has improved.  These factors were offset by the higher level of lumber prices in 2013 relative to 2012.  As explained previously, based upon the manner in which the sale price of certain of our products is established, higher relative lumber prices tend to reduce our gross profits as a percentage of sales.  (See "Impact of Lumber Market on Our Operating Results".)  We also measure our relative profitability by comparing our gross profit dollars to changes in unit sales.  For 2013, our gross profit dollars increased by 24.6%, exceeding our 8% increase in unit sales.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $25.4 million, or 12.4%, in 2014 compared to 2013, while we reported an 8% increase in unit sales.  The increase in SG&A was primarily due to a $13 million increase in compensation and related expenses resulting from annual raises and hiring additional sales and design personnel to support sales growth, and an $8 million increase in incentive compensation expense tied to profitability and return on investment.

Selling, general and administrative ("SG&A") expenses increased by approximately $19.5 million, or 10.5%, in 2013 compared to 2012, while we reported an 8% increase in unit sales.  The increase in SG&A was primarily due to increases in base wages and other incentive compensation.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ANTI-DUMPING DUTY ASSESSMENTS

We accrued $1.6 million and $0.9 million related to estimated anti-dumping duty assessments in 2014 and 2013, respectively, imposed by the US government on plywood and steel nails imported from China.  We continue to work with US Customs and Border Protection to mitigate potential charges.  This duty is unrelated to the Canadian duty assessment disclosed below.

In 2012, we recorded a $2.3 million loss contingency for a Canadian anti-dumping duty. The Canadian government imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China.  An additional $0.6 million was recorded during 2013.

NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND OTHER IMPAIRMENT CHARGES

The net gain on disposition and impairment of assets totaled $3.4 million in 2014.  Included within the $3.4 million net gain was a gain on the sale of certain real estate totaling $2.7 million completed by a 50% owned subsidiary of the Company.    During 2014, we also recognized a net gain on the sale of other properties and equipment totaling $1.9 million. These gains were offset by a $1.2 million impairment loss recorded to reduce the value of one of our vacant properties.

We incurred a $0.4 million net loss in 2013 comprising a $0.1 million net gain from the sales of properties and $0.5 million in losses from asset impairments and other costs associated with idled facilities.  See Notes to Consolidated Financial Statements, Note D “Net Loss (Gain) on Disposition of Assets and Other Impairment Charges.”

We regularly review the performance of each of our operations and make decisions to permanently or temporarily close operations based on a variety of factors including:

•	Current and projected earnings, cash flow and return on investment
•	Current and projected market demand
•	Market share
•	Competitive factors
•	Future growth opportunities
•	Personnel and management

INTEREST, NET

Net interest costs were lower in 2014 compared to 2013, due to a lower outstanding balance on our revolving line of credit throughout 2014 resulting in less associated interest expense.  Additionally, interest income increased by $1.6 million due to certain investments made in notes receivable.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.  Our effective tax rate increased to 35.7% in 2014 compared to 34.8% in 2013.  The increase is due to the 2013 tax rate including additional research and development and certain other tax credits relating to 2012 that were retroactively approved by Congress in 2013.  See Notes to Consolidated Financial Statements, Note K, “Income Taxes”.

Our effective tax rate decreased to 34.8% in 2013 compared to 36.6% in 2012.  This decrease was due to a decline in the state income tax rate resulting from franchise taxes which remained relatively unchanged even when income increased, along with research and development and certain other tax credits related to 2012, which Congress approved in 2013.

SEGMENT REPORTING

The following table presents, for the periods indicated, our net sales and earnings from operations by reportable segment.

(in thousands)	Net Sales
	December 27, 2014	December 28, 2013	December 29, 2012	2014 vs 2013	2013 vs 2012
Eastern	$1,113,525	$1,037,066	$858,539	7.4%	20.8%
Western	1,062,565	950,685	776,639	11.8	22.4
Site-Built	260,118	272,114	222,824	(4.4)	22.1
All Other	224,121	210,583	196,931	6.4	6.9
Total	$2,660,329	$2,470,448	$2,054,933	7.7%	20.2%

(in thousands)	Earnings from Operations
	December 27, 2014	December 28, 2013	December 29, 2012	2014 vs 2013	2013 vs 2012
Eastern	$37,522	$37,416	$25,156	0.3%	48.7%
Western	53,576	42,003	35,417	27.6	18.6
Site-Built	19,574	7,947	1,299	146.3	511.8
All Other	3,520	(2,366)	(11,316)	248.8	79.1
Corporate[1]	(16,825)	(10,732)	(6,028)	(56.8)	(78.0)
Total	$97,367	$74,268	$44,528	31.1%	66.8%

1Corporate primarily represents over (under) allocated administrative costs and certain incentive compensation expense.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Eastern

Net sales of the Eastern reportable segment increased by 7.4% in 2014 compared to 2013, due to an increase in sales to retail, industrial, and commercial construction customers primarily due to improved demand.  These increases were offset by a decline in sales to manufactured housing due to a vertical integration strategy recently implemented by one of our largest customers.

Net sales of the Eastern reportable segment increased by 20.8% in 2013 compared to 2012, due to:

•	Higher lumber prices.
•	An increase in commercial construction and concrete forming sales primarily due to new products introduced in our Gulf region and other market share gains.
•	A slight increase in sales to retail, industrial, and commercial construction customers due to market share gains.

Earnings from operations for the Eastern reportable segment increased slightly in 2014 primarily due to the growth in our sales to the retail, industrial and commercial construction markets, and the impact of a more favorable lumber market.  These improvements were offset by unfavorable cost variances in our first and fourth quarters due to inclement weather and a decline in sales to manufactured housing.

Earnings from operations for the Eastern reportable segment increased in 2013 primarily due to greater unit sales and operating leverage on labor and overhead costs as well as improvements in our sales mix whereby our sales of higher margin products increased.

Western

Net sales of the Western reportable segment increased by 11.8% in 2014 compared to 2013, due to:
•	An increase in sales to the commercial construction market;
•	Growth in sales to the industrial market as a result of gaining new customers, increased demand from existing customers, and acquiring businesses and adding capacity to our existing locations to grow our share of the industrial market;
•	These increases were offset by a decline in sales to manufactured housing due to a vertical integration strategy recently implemented by one of our largest customers.

Net sales of the Western reportable segment increased by 22.4% in 2013 compared to 2012, due to:
•	Higher lumber prices.
•	Recently acquired businesses that serve the industrial market.
•	An increase in manufactured housing sales due to an increase in industry production of HUD code homes.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings from operations for the Western reportable segment increased in 2014 primarily due to the growth in our sales to the retail, industrial, and construction markets, the impact of a more favorable lumber market, and an improvement in our product mix such that we sold more higher margin, value-added products.  These improvements were offset to some extent by unfavorable cost variances in our first and fourth quarters due to inclement weather, and a decline in sales to manufactured housing.

Earnings from operations for the Western reportable segment increased in 2013 primarily due to greater unit sales and operating leverage on labor and overhead costs.

Site-Built

Net sales of the Site-Built reportable segment decreased 4.4% in 2014 compared to 2013 despite an increase in housing starts, primarily due to our operations being selective in the business we take, particularly in our framing operations.

Net sales of the Site-Built reportable segment increased 22.1% in 2013 compared to 2012. This increase was primarily due to increased selling prices due to higher lumber prices and an easing of pricing pressure with customers, as well as an increase in housing starts.

Earnings from operations for the Site-Built reportable segment increased in 2014 compared to 2013, primarily due to being more selective in the business we elected to undertake.

Earnings from operations for the Site-Built reportable segment increased in 2013 compared to 2012 primarily due to an increase in unit sales and operating leverage on labor and overhead costs as well as an easing of pricing pressure.  These factors were affected by reduced profits of our turn-key framing operations, which were adversely impacted by an unexpected rise in labor and lumber costs early in the year on certain projects.

All Other

Net sales of all other segments increased 6.4% in 2014 compared to 2013 primarily due to:

•	An increase in sales to the Manufactured Housing market by our UFP Distribution operations primarily due to market share gains.
•	An increase in sales to the Industrial market by our Pinelli Universal partnership, which manufactures moulding and millwork products out of its plant in Durango, Mexico.
•	An increase in sales by our Universal Consumer Products operations due to market share gains and an increase in customer demand.

Net sales of all other segments increased 6.9% in 2013 compared to 2012. This increase was primarily due to:
•	An increase in sales to the Manufactured Housing market by our UFP Distribution operations, primarily due to an increase in industry production of HUD code homes and market share gains from adding new product lines.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	An increase in sales to the Industrial market by our Pinelli Universal partnership.
•	An increase in sales by our Universal Consumer Products operations due to market share gains.

Earnings from operations for all other segments improved in 2014 compared to 2013, primarily due to improved profitability of our Universal Consumer Products operations due, in part, to operational improvements, and our Pinelli Universal partnership, which recorded a $2.7 million gain on the sale of certain real estate.

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

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases.  The following table summarizes our contractual obligations as of December 27, 2014 (in thousands).

	Payments Due by Period
Contractual Obligation	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
Long-term debt and capital lease obligations	$-	$-	$-	$98,645	$98,645
Estimated interest on long-term debt	2,979	5,957	5,957	12,150	27,043
Operating leases	4,865	6,922	2,430	-	14,217
Capital project purchase obligations	7,008	-	-	-	7,008
Total	$14,852	$12,879	$8,387	$110,795	$146,913

As of December 27, 2014, we also had $26.3 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 27, 2014	December 28, 2013	December 29, 2012
Cash from operating activities	$73,120	$54,440	$(5,721)
Cash from investing activities	(67,063)	(43,603)	(34,223)
Cash from financing activities	(5,205)	(18,422)	36,695
Effect of exchange rate changes on cash	(852)	(62)	244
Net change in cash and cash equivalents	-	(7,647)	(3,005)
Cash and cash equivalents, beginning of year	-	7,647	10,652
Cash and cash equivalents, end of year	$-	$-	$7,647

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuances of long-term notes payable at times when interest rates are favorable.  We have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization.  We believe this is one of many important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.  We are currently carrying less debt than we believe we could based on our internal targets.  We have recently increased our semi-annual dividend rate, completed repurchases of our stock when the price is at a targeted level, increased our capital expenditures to expand our capacity to serve certain targeted markets, and completed several strategic business acquisitions.

Seasonality has a significant impact on our working capital from March to August which historically resulted in negative or modest cash flows from operations in our first and second quarters.  Conversely, we experience a substantial decrease in working capital from September to February which typically results in significant cash flow from operations in our third and fourth quarters.  In 2014, higher unit sales caused our investment in accounts receivable and inventory to increase.  Industry challenges with transportation also caused us to carry greater levels of safety stock.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle increased to 50 days in 2014 from 49 days in 2013 due to a 2 day increase in our days supply of inventory, offset by a 1 day extension in our payables cycle.  We carried higher levels of safety stock inventory in 2014 due to industry transportation challenges.  In addition, adverse weather in the first quarter of 2014 resulted in weaker than expected unit sales and lower inventory turnover during that period.

Cash generated from operating activities was approximately $73.1 million in 2014, which was comprised of net earnings of $61.6 million and $39.4 million of non-cash expenses, partially offset by a $27.9 million increase in working capital since the end of 2013.  Working capital at the end of 2014 is higher than the end of 2013, primarily due to new businesses we’ve added in 2014, as well as the impact of higher year over year unit sales on receivables and higher inventory levels due to an anticipated increase in unit sales in 2015.

Capital expenditures were $45.3 million in 2014, and we have outstanding purchase commitments on existing capital projects totaling approximately $7.0 million at December 27, 2014.  Included within capital expenditures was $9.0 million for expansion to support new product offerings, sales growth into new geographic markets, and growing our manufacturing capabilities to serve our industrial customers.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and amounts available under our revolving credit facility.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Proceeds from the sale of property, plant, and equipment totaled $9 million in 2014.  Included within these proceeds were collections of approximately $8 million related to the sale of five idle real estate properties associated with plants we previously closed.  See Notes to Consolidated Financial Statements, Note D “Net Loss (Gain) on Disposition of Assets and Impairment Charges”.

Cash flows used in investing activities also included $34.6 million spent to acquire the net assets of Container Systems Inc, Upshur Forest Products LLC, High Level Components LLC, Packnet Ltd, and Bigs Packaging and Lumber LLC.  See Notes to Consolidated Financial Statements, Note C “Business Combinations”.

In 2014, cash flows used in financing activities included $12.2 million of dividends paid to shareholders.  Our Board of Directors approved semi-annual dividends of $0.21 per share and $0.40 per share, which were paid in June and December of 2014, respectively.  In addition, we repurchased approximately 105,000 shares of our stock for an amount totaling approximately $4.9 million.  The company currently has remaining authorization to repurchase up to approximately 2.9 million shares.

On December 17, 2012, we entered into a Note Purchase Agreement under which we issued senior notes in two tranches totaling $75 million.  See Notes to Unaudited Consolidated Condensed Financial Statements, Note F “Debt”.  A portion of these proceeds were used to retire $40 million senior notes due in December 2012, while the balance of the proceeds was used to repay amounts owed under our revolving credit facility.

On December 27, 2014, we had $13.9 million outstanding on our $295 million revolving credit facility.  On December 28, 2013, we had no outstanding balance.  The revolving credit facility is scheduled to mature in November of 2019.  The revolving credit facility supports letters of credit totaling approximately $9.8 million on December 27, 2014 and December 28, 2013.  Financial covenants on the unsecured revolving credit facility and unsecured senior notes include minimum interest coverage tests and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were within all of our lending requirements on December 27, 2014 and December 28, 2013.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ACCOUNTS RECEIVABLE ALLOWANCES

We record provisions against gross revenues for estimated returns and cash discounts in the period when the related revenue is recorded.  These estimates are based on factors that include, but are not limited to, historical discounts taken, analysis of credit memorandums activity, and customer demand.  We also evaluate the allowance for uncollectible accounts receivable and discounts based on historical collection experience and specific identification of other potential problems, including the economic climate.  Actual collections can differ, requiring adjustments to the allowances.

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows.  The discounted cash flow analysis uses the following assumption:  a business is worth today what it can generate in future cash flows; cash received today is worth more than an equal amount of cash received in the future; and future cash flows can be reasonably estimated.  The discounted cash flow analysis is based on the present value of projected cash flows and residual values.

As of September 28, 2014, the fair values of each of the Company’s reporting units substantially exceeded their carrying values.

	Eastern Division	Western Division	Site-Built	All Other

Excess Fair Value over Carrying Value	21.8%	87.8%	150.2%	52.6%

If the carrying value of a long-lived asset is considered impaired, a level two analysis will be conducted and an impairment charge is recorded to adjust the asset to its fair value.  Changes in forecasted operations and changes in discount rates can materially affect these estimates.  In addition, we test goodwill annually for impairment or more frequently if changes in circumstances or the occurrence of other events suggest impairments exist.  The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows and market valuation multiples.  Changes in these estimates may result in the recognition of an impairment loss.

In the second quarter of fiscal 2013, we changed our annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment from the last day of the fiscal year to the first day of the Company’s fourth fiscal quarter for all reporting units and indefinite-lived intangible assets. This voluntary change in accounting method is preferable under the circumstances because it will allow us more time to complete the annual goodwill and indefinite-lived intangible asset impairment testing in advance of our year-end reporting.  This change does not delay, accelerate or avoid an impairment charge. The change was not applied retrospectively as it is impracticable to do so because retrospective application would require application of significant estimates and assumptions with the use of hindsight.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 27, 2014.  Our accounting policies with respect to the reserves are as follows:

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

In addition to providing coverage for the Company, our wholly-owned insurance captive provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 27, 2014, there were fifteen such contracts in place.  The contracts have specific and/or aggregate coverage loss limits based on the election of the third parties.  Reserves associated with these contracts were $1.8 million at December 27, 2014 and $0.9 million at December 28, 2013, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

FORWARD OUTLOOK

GOALS

The Company’s goal is to achieve sales growth that exceeds positive GDP growth by 4 percent to 6 percent. In addition, the Company is targeting EBITDA margins of 5 percent to 6 percent of sales.

Our general long-term objectives continue to be to:

•	Achieve sales growth primarily through new product introduction, international business expansion, and gaining additional share, particularly of our industrial and commercial construction markets;

•	Increase our profitability through cost reductions, productivity improvements as volume improves, and a more favorable mix of higher margin value-added products; and

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Earn a return on invested capital in excess of our weighted average cost of capital.

RETAIL BUILDING MATERIALS MARKET

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 4.4% compounded annual growth rate until 2019.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.  Nevertheless, we were successful in our attempt to gain a greater share of our customers business in 2015 and were awarded many new stores and some additional product lines.  We anticipate that this gain in market share could add up to $80 million to our sales to the retail building materials market in 2015.

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

MANUFACTURED HOUSING MARKET

The National Association of Home Builders forecasts a 10% decrease in manufactured home shipments in 2015 followed by a 38% increase in 2016.  Over the long-term, we believe the HUD code market will regain a greater share of the overall housing market as credit conditions normalize and as consumers seek more affordable housing alternatives.

We anticipate modular housing will also gain additional share of the housing market as developers try to control the building environment and costs.  We will strive to maintain our market share of trusses produced for the modular market as a result of our strong relationships with modular builders, design services, and proprietary products.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We may continue to expand our product offering to distribute additional products to our manufactured housing customers.  In addition, we may continue to rely upon strategic business acquisitions to help us achieve this goal.

RESIDENTIAL CONSTRUCTION MARKET

The Mortgage Bankers Association of America forecasts a 12% increase in national housing starts to an estimated 1.1 million starts in 2015.  The National Association of Home Builders forecasts starts of 1.2 million, a 17% increase from 2014.  We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate.  However, due to our continued focus on profitability and cash flow and our conservative approach to adding capacity to serve this market, our growth may continue to trail the market in 2015.

On a long-term basis, we anticipate growth in our sales to the residential construction market as market conditions improve.

COMMERCIAL CONSTRUCTION MARKET

It continues to be our long term objective to gain additional share of this market through our ability to provide value added products and services to these customers.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in 2015:

•	End market demand.

•	Our ability to maintain market share and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced. Excess capacity exists for suppliers in each of our markets. As a result, we may continue to experience pricing pressure in the future.

•	Product mix.

•	Fluctuations in the relative level of the Lumber Market and the trend in the market place of lumber. (See "Impact of the Lumber Market on our Operating Results.")

•	Fuel and transportation costs.

•	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through our continuous improvement and other initiatives.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years selling, general and administrative (SG&A) expenses have increased as we have added personnel needed to take advantage of growth opportunities and execute our initiatives designed to increase our sales of new products and improve our sales mix of higher margin, value-added products.  We anticipate our trend of increases in these costs will continue in 2015, but it is an objective to reduce these costs as a percentage of sales (assuming lumber prices remain stable) as we grow as a result of fixed costs and through improved productivity of our people.  In addition, bonus and other incentive expenses for all salaried and sales employees is based on profitability and the effective management of our assets and will continue to fluctuate based on our results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

•	Our growth in sales to the industrial market and, as industry conditions continue to improve, the residential construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design requirements.

•	Sales of new products which may require higher development, marketing, and advertising costs.

•	Our incentive compensation programs which are tied to gross profits, pre-bonus earnings from operations, and return on investment.

•	Our growth and success in achieving continuous improvement objectives designed to improve our productivity and leveraging our fixed costs.

LIQUIDITY AND CAPITAL RESOURCES

Our cash cycle will continue to be impacted in the future by our mix of sales by market.  Sales to the residential and commercial construction and industrial markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the retail building materials and manufactured housing markets.  Our investment in trade receivables and inventory will continue to be impacted by the level of lumber prices.

Management expects to spend approximately $45 million on capital expenditures in 2015 and incur depreciation of approximately $35 million and amortization and other non-cash expenses of approximately $6 million.  On December 27, 2014, we had outstanding purchase commitments on capital projects of approximately $7.0 million.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

We have no present plan to change our dividend policy, which was increased in December 2014 to $0.40 per share.  Our dividend rates are reviewed and approved at our April and October board meetings and payments are made in June and December of each year.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our Board of Directors has approved a share repurchase program, and as of December 27, 2014, we have authorization to buy back approximately 2.9 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

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

We assessed the effectiveness of our internal control over financial reporting as of December 27, 2014, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework)  (“COSO”).  Based on that evaluation, management has concluded that as of December 27, 2014, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

February 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the internal control over financial reporting of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 27, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 27, 2014 of the Company and our report dated February 25, 2015 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
February 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 27, 2014 and the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such 2014 consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 27, 2014, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 27, 2014, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
February 25, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. and subsidiaries as of December 28, 2013, and the related consolidated statements of earnings and comprehensive income, shareholders’ equity, and cash flows for each of the two fiscal years in the period ended December 28, 2013. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 28, 2013, and the consolidated results of their operations and their cash flows for each of the two fiscal years in the period ended December 28, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 26, 2014, except for Note N, as to which the date is February 25, 2015

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 27, 2014	December 28, 2013
ASSETS
CURRENT ASSETS:
Restricted cash	$405	$720
Accounts receivable, net	195,912	180,452
Inventories:
Raw materials	183,770	161,226
Finished goods	156,278	126,079
Total inventories	340,048	287,305
Refundable income taxes	11,934	2,235
Deferred income taxes	6,284	6,866
Other current assets	18,423	18,820
TOTAL CURRENT ASSETS	573,006	496,398

DEFERRED INCOME TAXES	1,079	1,365
OTHER ASSETS	9,565	12,087
GOODWILL	183,062	160,146
INDEFINITE-LIVED INTANGIBLE ASSETS	2,340	2,340
OTHER INTANGIBLE ASSETS, NET	6,479	7,241
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	114,157	115,155
Building and improvements	175,340	173,641
Machinery and equipment	284,981	260,807
Furniture and fixtures	23,397	23,233
Construction in progress	6,523	5,866
PROPERTY, PLANT AND EQUIPMENT, GROSS	604,398	578,702
Less accumulated depreciation and amortization	(356,129)	(341,292)
PROPERTY, PLANT AND EQUIPMENT, NET	248,269	237,410
TOTAL ASSETS	$1,023,800	$916,987

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 27, 2014	December 28, 2013
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Cash overdraft	$621	$1,079
Accounts payable	89,105	72,918
Accrued liabilities:
Compensation and benefits	62,143	45,018
Other	23,591	20,084
TOTAL CURRENT LIABILITIES	175,460	139,099

LONG-TERM DEBT	98,645	84,700
DEFERRED INCOME TAXES	30,933	26,788
OTHER LIABILITIES	19,202	16,666
TOTAL LIABILITIES	324,240	267,253

SHAREHOLDERS' EQUITY:
Controlling interest shareholders' equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$-	$-
Common stock, no par value; shares authorized 40,000,000; issued and outstanding, 19,984,451 and 19,948,270	19,984	19,948
Additional paid-in capital	162,483	156,129
Retained earnings	502,334	461,812
Accumulated other comprehensive earnings	1,348	3,466
Employee stock notes receivable	(455)	(732)
Total controlling interest shareholders' equity	685,694	640,623
Noncontrolling interest	13,866	9,111
TOTAL SHAREHOLDERS' EQUITY	699,560	649,734
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,023,800	$916,987

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)

	Year Ended
	December 27,	December 28,	December 29,
	2014	2013	2012

NET SALES	$2,660,329	$2,470,448	$2,054,933

COST OF GOODS SOLD	2,334,987	2,189,896	1,829,824

GROSS PROFIT	325,342	280,552	225,109

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	229,775	204,390	184,919
ANTI-DUMPING DUTY ASSESSMENTS	1,600	1,526	2,328
NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND IMPAIRMENT CHARGES	(3,400)	368	(6,666)

EARNINGS FROM OPERATIONS	97,367	74,268	44,528

INTEREST EXPENSE	4,267	4,851	4,053
INTEREST INCOME	(2,235)	(640)	(510)
EQUITY IN EARNINGS OF INVESTEE	(378)	(201)	(79)
	1,654	4,010	3,464

EARNINGS BEFORE INCOME TAXES	95,713	70,258	41,064

INCOME TAXES	34,149	24,454	15,054

NET EARNINGS	61,564	45,804	26,010

LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,013)	(2,722)	(2,076)

NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$57,551	$43,082	$23,934

EARNINGS PER SHARE - BASIC	$2.87	$2.16	$1.21

EARNINGS PER SHARE - DILUTED	$2.86	$2.15	$1.21

OTHER COMPRESHENSIVE INCOME:

FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(3,116)	(784)	980

COMPREHENSIVE INCOME	58,448	45,020	26,990

LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(3,015)	(2,730)	(2,398)

COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTERST	$55,433	$42,290	$24,592

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat-ed Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Balance at December 31, 2011	$19,624	$143,988	$410,848	$3,600	$(1,255)	$5,794	$582,599
Net earnings			23,934			2,076	26,010
Foreign currency translation adjustment				658		322	980
Capital contribution from noncontrolling interest						436	436
Distributions to noncontrolling interest						(871)	(871)
Cash dividends - $0.400 per share			(7,905)				(7,905)
Issuance of 89,574 shares under employee stock plans	90	1,971					2,061
Issuance of 49,536 shares under stock grant programs	50	37	10				97
Issuance of 37,437 shares under deferred compensation plans	37	(37)					-
Tax benefits from non-qualified stock options exercised		765					765
Expense associated with share-based compensation arrangements		1,270					1,270
Accrued expense under deferred compensation plans		1,836					1,836
Note receivable adjustment	(1)	(25)			27		1
Payments received on employee stock notes receivable					246		246
Balance at December 29, 2012	$19,800	$149,805	$426,887	$4,258	$(982)	$7,757	$607,525

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat-ed Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			43,082			2,722	45,804
Foreign currency translation adjustment				(792)		8	(784)
Capital contribution from noncontrolling interest						84	84
Distributions to noncontrolling interest						(1,460)	(1,460)
Cash dividends - $0.410 per share			(8,166)				(8,166)
Issuance of 76,492 shares under employee stock plans	76	2,068					2,144
Issuance of 30,808 shares under stock grant programs	31	20	9				60
Issuance of 43,914 shares under deferred compensation plans	44	(44)					-
Tax benefits from non-qualified stock options exercised		290					290
Expense associated with share-based compensation arrangements		1,874					1,874
Accrued expense under deferred compensation plans		2,219					2,219
Note receivable adjustment	(3)	(103)			106		-
Payments received on employee stock notes receivable					144		144
Balance at December 28, 2013	$19,948	$156,129	$461,812	$3,466	$(732)	$9,111	$649,734

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat-ed Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			57,551			4,013	61,564
Foreign currency translation adjustment				(2,118)		(998)	(3,116)
Noncontrolling interest associated with business acquisitions						3,650	3,650
Distributions to noncontrolling interest						(1,910)	(1,910)
Cash dividends - $0.210 & $0.400 per share - semiannually			(12,205)				(12,205)
Issuance of 15,639 shares under employee stock plans	16	525					541
Issuance of 77,970 shares under stock grant programs	78	1,125	13				1,216
Issuance of 49,337 shares under deferred compensation plans	49	(49)					-
Repurchase of 105,012 shares	(105)		(4,761)				(4,866)
Tax benefits from non-qualified stock options exercised		319					319
Expense associated with share-based compensation arrangements		1,919					1,919
Accrued expense under deferred compensation plans		2,515					2,515
Note receivable adjustment	(2)		(76)		78		-
Payments received on employee stock notes receivable					199		199
Balance at December 27, 2014	$19,984	$162,483	$502,334	$1,348	$(455)	$13,866	$699,560

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	December 27,	December 28,	December 29,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$61,564	$45,804	$26,010
Adjustments to reconcile net earnings attributable to controlling interest to net cash from operating activities:
Depreciation	33,913	31,091	30,461
Amortization of intangibles	2,410	2,473	2,918
Expense associated with share-based compensation arrangements	1,919	1,874	1,270
Excess tax benefits from share-based compensation arrangements	(14)	(112)	(75)
Expense associated with stock grant plans	94	58	97
Loss reserve on notes receivable	-	15	2,131
Deferred income taxes	4,926	4,453	2,526
Equity in earnings of investee	(378)	(201)	(79)
Net (gain) loss on sale or impairment of property, plant and equipment	(3,400)	297	(6,890)
Changes in:
Accounts receivable	(9,710)	(17,886)	(32,274)
Inventories	(49,575)	(42,287)	(45,529)
Accounts payable and cash overdraft	15,390	7,835	16,281
Accrued liabilities and other	15,981	21,026	(2,568)
NET CASH FROM OPERATING ACTIVITIES	73,120	54,440	(5,721)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(45,305)	(40,023)	(30,344)
Proceeds from sale of property, plant and equipment	9,005	1,778	18,240
Acquisitions, net of cash received	(34,641)	(11,478)	(16,974)
Purchase of patents & product technology	-	(143)	(95)
Advances on notes receivable	(6,201)	(2,673)	(1,183)
Collections on notes receivable	9,926	2,814	2,839
Cash restricted as to use	315	6,111	(6,178)
Other, net	(162)	11	(528)
NET CASH FROM INVESTING ACTIVITIES	(67,063)	(43,603)	(34,223)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	211,770	251,801	294,055
Repayments under revolving credit facilities	(197,825)	(262,891)	(282,965)
Repayment of long-term debt	-	-	(42,774)
Borrowings of long-term debt	-	-	75,000
Debt issuance costs	(724)	(46)	(266)
Proceeds from issuance of common stock	541	2,144	2,061
Distributions to noncontrolling interest	(1,910)	(1,460)	(871)
Capital contribution from noncontrolling interest	-	84	281
Dividends paid to shareholders	(12,205)	(8,166)	(7,905)
Repurchase of common stock	(4,866)	-	-
Excess tax benefits from share-based compensation arrangements	14	112	75
Other, net	-	-	4
NET CASH FROM FINANCING ACTIVITIES	(5,205)	(18,422)	36,695

Effect of exchange rate changes on cash	(852)	(62)	244
NET CHANGE IN CASH AND CASH EQUIVALENTS	-	(7,647)	(3,005)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	(0)	7,647	10,652

CASH AND CASH EQUIVALENTS, END OF PERIOD	$(0)	$(0)	$7,647

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS -
(CONTINUED)

(In thousands)

	Year Ended
	December 27, 2014	December 28, 2013	December 29, 2012
SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid	$4,334	$4,883	$3,982
Income taxes paid	38,475	14,427	16,751

NON-CASH INVESTING ACTIVITIES
Accounts receivable exchanged for notes receivable	$2,768	1,635	-
Notes receivable exchanged for property	3,000	3,900	-

NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$2,567	1,800	1,310

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December.  Unless otherwise stated, references to 2014, 2013, and 2012 relate to the fiscal years ended December 27, 2014, December 28, 2013, and December 29, 2012, respectively.  Fiscal years 2014, 2013, and 2012 were comprised of 52 weeks.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly-liquid investments purchased with an original maturity of three months or less.  There were no cash equivalents as of December 27, 2014 or December 28, 2013.

Restricted cash consists of amounts required to be held for loss funding totaling $0.4 and $0.7 million as of December 27, 2014 and December 28, 2013, respectively.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents the activity in our accounts receivable allowances (in thousands):

	Beginning Balance	Additions Charged to Costs and Expenses	Deductions*	Ending Balance
Year Ended December 27, 2014:
Allowance for possible losses on accounts receivable	$2,060	$18,871	$(18,541)	$2,390

Year Ended December 28, 2013:
Allowance for possible losses on accounts receivable	$2,550	$17,114	$(17,604)	$2,060

Year Ended December 29, 2012:
Allowance for possible losses on accounts receivable	$2,053	$16,687	$(16,190)	$2,550

* Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $6.0 million and $8.3 million as of December 27, 2014 and December 28, 2013, respectively.  All amounts are expected to be collected within 18 months.  Concentration of accounts receivable related to our largest customer totaled $26.5 million and $19.8 million as of December 27, 2014 and December 28, 2013, respectively.

NOTES RECEIVABLE AND ALLOWANCES

We have written agreements to receive repayment of funds borrowed from us, consisting of principal as well as any accrued interest, at a specified future date. We record a valuation allowance relating to these agreements for the portion that is expected to be uncollectible. The current portion of notes receivable, net of allowance, totaled $5.2 million and $0.8 million at December 27, 2014 and December 28, 2013, respectively and are included in “Other Current Assets”. The long-term portion of notes receivable, net of allowance, totaled $3.0 million and $5.1 million at December 27, 2014 and December 28, 2013, respectively and are included in “Other Assets”.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents the activity in our notes receivable allowances (in thousands):

	Beginning Balance	Additions	Deductions	Ending Balance
Year Ended December 27, 2014: Allowance for possible losses on Notes receivable	$1,025	$1,599	$(1,798)	$826

Year Ended December 28, 2013: Allowance for possible losses on Notes receivable	$3,226	$887	$(3,088)	$1,025

Year Ended December 29, 2012: Allowance for possible losses on Notes receivable	-	$3,226	-	$3,226

INVENTORIES

Inventories are stated at the lower of cost or market.  The cost of inventories includes raw materials, direct labor, and manufacturing overhead.  Cost is determined on a weighted average basis.  Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.  We have inventory on consignment at customer locations valued at $12.9 million as of December 27, 2014 and $11.4 million as of December 28, 2013.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

INSURANCE RESERVES

Our wholly-owned insurance captive, Ardellis Insurance Ltd.(“Ardellis”), was incorporated on April 21, 2001 under the laws of Bermuda and is licensed as a Class 3 insurer under the Insurance Act 1978 of Bermuda.

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 27, 2014 and December 28, 2013.  Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities.  The actuarial and internal valuations are based on historical information along with certain assumptions about future events.  Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 27, 2014, Ardellis had 15 such contracts in place.  The contracts have aggregate coverage loss limits based on the election of the third parties.  Reserves associated with these contracts were $1.8 million at December 27, 2014 and $0.9 million at December 28, 2013, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

Our construction contracts are generally entered into with a fixed price and completion of the projects can range from 6 to 18 months in duration.  Therefore, our operating results are impacted by, among many other things, labor rates and commodity costs.  During the year, we update our estimated costs to complete our projects using current labor and commodity costs and recognized losses to the extent that they exist.

The following table presents the balances of percentage-of-completion accounts on December 27, 2014 and December 28, 2013 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2014	2013
Cost and Earnings in Excess of Billings	$5,244	$6,903
Billings in Excess of Cost and Earnings	4,682	2,858

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue.  Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands):

	December 27, 2014	December 28, 2013	December 29, 2012
Numerator:
Net earnings attributable to controlling interest	$57,551	$43,082	$23,934
Adjustment for earnings allocated to non-vested restricted common stock	(718)	(412)	(210)
Net earnings for calculating EPS	$56,833	$42,670	$23,724
Denominator:
Weighted average shares outstanding	20,081	19,952	19,800
Adjustment for non-vested restricted common stock	(250)	(191)	(173)
Shares for calculating basic EPS	19,831	19,761	19,627
Effect of dilutive stock options	23	54	6
Shares for calculating diluted EPS	19,854	19,815	19,633
Net earnings per share:
Basic	$2.87	$2.16	$1.21
Diluted	$2.86	$2.15	$1.21

No options were excluded from the computation of diluted EPS for 2014, 2013, or 2012.

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

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value.  Assets and liabilities measured at fair value are as follows:

	December 27, 2014			December 28, 2013
(in thousands)	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total
Recurring:
Money market funds	$62	-	$62	$62	-	$62
Mutual funds:
Domestic stock funds	208	-	208	813	-	813
International stock funds	68	-	68	586	-	586
Target funds	198	-	198	176	-	176
Bond funds	157	-	157	139	-	139
Total mutual funds	693	-	693	1,776	-	1,776
Non-Recurring:
Property, plant and equipment	-	-	-	-	-	-
Assets at fair value	$693	-	$693	$1,776	-	$1,776

We maintain money market and mutual funds in our non-qualified deferred compensation plan. These funds are valued at prices quoted in an active exchange market and are included in “Other Assets”.

We do not maintain any Level 3 assets or liabilities that would be based on significant unobservable inputs.

C.	BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2014 and 2013, which were accounted for using the purchase method (in thousands).

Company Name	Acquisition Date	Purchase Price	Intangible Assets	Net Tangible Assets	Operating Segment	Business Description
Bigs Packaging and Lumber, LLC (“Bigs Packaging”)	November 13, 2014	$20,000 (asset purchase) + $3,976 earnout accrual	$15,031	$8,945	Western Division	A Texas-based manufacturer of industrial wood and packaging solutions. Bigs Packaging had annual sales of $50.0 million.
Packnet Ltd (“Packnet”)	November 24, 2014	$7,506 (80% asset purchase)	$7,885 (The Company portion of Intangible Assets $6,308 or 80%)	$1,498 (The Company portion of Net Tangible Assets $1,198 or 80%)	Western Division	A supplier of industrial packaging and services based in Eagan, MN. Packnet had annual sales of $9.0 Million.
High Level Components, LLC (“High Level”)	March 31, 2014	$2,944 (asset purchase)	$-	$3,232	Eastern Division	A building component manufacturer based in Locust, NC. High Level had annual sales of $6.8 million.
Upshur Forest Products, LLC (“Upshur”)	March 28, 2014	$1,774 (50% asset purchase; 51% voting majority)	$1,577 (The Company portion of Intangible Assets $788 or 50%)	$1,971 (The Company portion of Net Tangible Assets $986 or 50%)	Western Division	A sawmill located in Gilmer, TX. Upshur had annual sales of $8.9 million.
Container Systems, Inc. (“CSI”)	March 14, 2014	$2,417 (asset purchase)	$-	$2,417	Eastern Division	A manufacturer of crates and containers for industrial applications and the moving-and-storage industry, located in Franklinton, NC. CSI had annual sales of $3.0 million.
SE Panel and Lumber Supply, LLC (“SE Panel”)	November 8, 2013	$2,181 (asset purchase)	$-	$2,181	Eastern Division
A distributor of Olympic Panel overlay concrete forming panels and commodity lumber products to the concrete forming and construction industries.  Facility is located in South Daytona, FL.  SE Panel had annual sales of $5.4 million.

Premier Laminating Services, Inc. (“Premier Laminating”)	May 31, 2013	$696 (asset purchase)	$250	$446	Western Division	A business specialized in laminated wood products. Facility is located in Perris, CA. Premier Laminating had annual sales of $6.2 million.
Millry Mill Company, Inc. (“Millry”)	February 28, 2013	$2,323 (asset purchase)	$50	$2,273	Eastern Division	A specialized export mill that produces rough dimension boards and lumber. Facility is located in Millry, AL. Millry had annual sales of $4.7 million.
Custom Caseworks, Inc. (“Custom Caseworks”)	December 31, 2012	$6,278 (asset purchase)	$2,000	$4,278	Western Division
A high-precision business-to-business manufacturer of custom casework, cabinetry and other products used in many commercial markets. Facility is located in Sauk Rapids, MN. Custom Caseworks had annual sales of $7.0 million.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The intangible assets for each acquisition, excluding Packnet and Bigs Packaging, was finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2014.  This resulted in a no account reclassifications from goodwill to amortizable intangible asset accounts.

At December 27, 2014, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non- Compete Agreements	Customer Relationships	Goodwill	Goodwill - Tax Deductible
Bigs Packaging	-	-	$15,031	$15,031
Packnet	-	-	7,885	7,885
Upshur	$1,577	-	-	-
Premier Laminating	250	-	-	-
Millry	50	-	-	-
Custom Caseworks	220	$620	1,160	1,160

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2014 and 2013 are not presented.

D.	NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND IMPAIRMENT CHARGES

The net gain on disposition and impairment of assets totaled $3.4 million in 2014.  Included within the $3.4 million net gain was a gain on the sale of certain real estate totaling $2.7 million completed by a 50% owned subsidiary of the Company.  During 2014, we also recognized a net gain on the sale of other properties and equipment totaling $1.9 million. These gains were offset by a $1.2 million impairment loss recorded to reduce the value of one of our vacant properties.

The 2012 net gain on disposition of assets and impairment charges totaled $6.7 million.  During 2012, we sold certain real estate in Fontana, CA, for approximately $12.1 million and recognized a pre-tax gain of approximately $7.2 million, which was included in the Western Division segment.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The changes in the net carrying amount of goodwill by reporting segment for the years ended December 27, 2014 and December 28, 2013, are as follows (in thousands):

	Eastern	Western	Site-Built	All Other	Total
Balance as of December 29, 2012	66,579	61,346	21,720	9,671	159,316
Acquisitions	-	1,160	-	-	1,160
Other	-	(330)	-	-	(330)
Balance as of December 28, 2013	66,579	62,176	21,720	9,671	160,146
Acquisitions	-	22,916	-	-	22,916
Balance as of December 27, 2014	$66,579	85,092	$21,720	$9,671	$183,062

Indefinite-lived intangible assets totaled $2.3 million as of December 27, 2014 and December 28, 2013 related to the Consumer Products segment.

The following amounts were included in other amortizable intangible assets, net as of December 27, 2014 and December 28, 2013 (in thousands):

	2014		2013
	Assets	Accumulated Amortization	Assets	Accumulated Amortization
Non-compete agreements	$2,917	$(1,019)	$1,340	$(514)
Customer relationships	9,480	(8,027)	9,480	(6,832)
Licensing agreements	4,589	(2,065)	4,589	(1,606)
Patents	3,464	(2,860)	3,393	(2,609)
Total	$20,450	$(13,971)	$18,802	$(11,561)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 10 years
Customer relationship	5 to 8 years
Licensing agreements	10 years

Amortization expense of intangibles totaled $2.4 million, $2.5 million and $2.9 million in 2014, 2013 and 2012, respectively.  The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2015	$2,270
2016	1,265
2017	1,108
2018	845
2019	586
Thereafter	405
Total	$6,479

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

F.	DEBT

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

On November 3, 2014, the Company entered into a five-year, $295 million unsecured revolving credit facility with a syndicate of U.S. banks led by JPMorgan Chase Bank, N.A., as administrative agent and Wells Fargo Bank, N.A., as syndication agent.  The facilities include up to $45 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, pounds Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. This facility replaced our $265 million unsecured revolving credit facility.  Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. The Company is charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 15 to 32.5 basis points, also determined based upon the Company's performance.  The facility fee is payable quarterly in arrears.

Outstanding letters of credit extended on our behalf on December 27, 2014 and December 28, 2013 aggregated $26.3 million and $26.5 million; respectively, which includes approximately $9.8 million related to industrial development revenue bonds.  Letters of credit have one year terms and include an automatic renewal clause.  The letters of credit related to industrial development revenue bonds are charged an annual interest rate ranging from 110 to 165 basis points, based upon our financial performance.  The letters of credit related to workers’ compensation are charged an annual interest rate of 75 basis points

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Long-term debt obligations are summarized as follows on December 27, 2014 and December 28, 2013 (amounts in thousands):

	2014	2013

Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	$35,000	$35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $295 million due on November 3, 2019, interest payable monthly at a floating rate (1.11% on December 27,2014)	13,945	-
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.24% on December 27, 2014 and 0.19% on December 28, 2013)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.23% on December 27, 2014 and 0.30% on December 28, 2013)	2,700	2,700
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.23% on December 27, 2014 and 0.29% on December 28, 2013)	3,700	3,700
	98,645	84,700
Less current portion	-	-
Long-term portion	$98,645	$84,700

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were within all of our lending requirements on December 27, 2014 and December 28, 2013.

On December 27, 2014, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2015	$-
2016	-
2017	-
2018	-
2019	$13,945
Thereafter	$84,700
Total	$98,645

On December 27, 2014, the estimated fair value of our long-term debt, including the current portion, was $99.7 million, which was $1.1 million more than the carrying value.  The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

G.	LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years.  We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years.  We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years.  Future minimum payments under non-cancelable operating leases on December 27, 2014 are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Operating Leases
2015	$4,865
2016	2,867
2017	2,187
2018	1,868
2019	1,533
Thereafter	897
Total minimum lease payments	$14,217

Rent expense was approximately $5.2 million, $5.2 million, and $6.9 million in 2014, 2013, and 2012, respectively.

H.	DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988.  Deferred compensation payments to these executives will commence upon their retirement.  We purchased life insurance on such executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations.  In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values.  The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.0 million on December 27, 2014 and December 28, 2013 and are included "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries.  The Plan provides investment options similar to our 401(k) plan, including our stock.  The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind.  Assets held by the Plan totaled approximately $0.7 million and $1.8 million on December 27, 2014 and December 28, 2013 respectively, and are included in "Other Assets."  Related liabilities totaled $9.7 million and $8.4 million on December 27, 2014 and December 28, 2013, respectively, and are included in "Other Liabilities" and "Shareholders' Equity."  Assets associated with the Plan are recorded at fair market value.  The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan ("Stock Retainer Plan").  In April 2007, our shareholders authorized additional shares to be issued pursuant to this plan.  The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death.  The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock.  We recognized expense for this plan of $0.6 million in 2014, $0.4 million in 2013, and $0.5 million in 2012.

On April 15, 2010, our shareholders approved an amended and restated Long Term Stock Incentive Plan (the "LTSIP”). The LTSIP reserves 1,000,000 shares, plus a balance of unused shares from prior plans of approximately 1.6 million shares, plus an annual increase of no more than 200,000 shares per year which may be added on the dates of our annual shareholder meetings.  The LTSIP provides for the grant of stock options,  stock appreciation rights, restricted stock, performance shares and other stock-based awards.

A summary of the transactions under the stock option plans is as follows:

	Stock Under Option	Weighted-Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	191,334	26.60	1.83	872,441
Exercised	(79,550)	21.82		970,698
Forfeited or expired	(1,678)	21.84
Outstanding at December 29, 2012	110,106	30.13	1.64	845,915
Exercised	(77,632)	29.49		1,221,004
Forfeited or expired	-	-		-
Outstanding at December 28, 2013	32,474	31.65	1.55	661,674
Exercised	(8,737)	30.64		163,830
Forfeited or expired	-	-		-
Outstanding at December 27, 2014	23,737	32.03	1.00	493,304
Vested or expected to vest at December 27, 2014	(5,000)	26.49
Exercisable at December 27, 2014	18,737	$33.51	-	$361,699

There is no unrecognized compensation expense remaining for stock options in 2014, and the amounts are nominal in 2013 and 2012.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

	Restricted Awards	Weighted-Average Grant Date Fair Value	Unrecognized Compensation Expense (in millions)	Weighted- Average Period to Recognize Expense
Nonvested at December 31, 2011	163,000	31.75	3.4	3.37 years
Granted	37,433	35.05
Vested	(859)	29.72
Forfeited	(12,965)	30.35
Nonvested at December 29, 2012	186,609	32.22	3.2	2.68 years
Granted	36,481	40.58
Vested	(9,955)	40.58
Forfeited	(6,715)	31.96
Nonvested at December 28, 2013	206,420	$32.52	$2.9	2.00 years
Granted	62,555	55.30
Vested	(9,446)	55.30
Forfeited	(2,443)	36.13
Nonvested at December 27, 2014	257,086	$36.39	$1.7	1.81 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $1.9 million, $1.9 million, and $1.3 million and the related total income tax benefits of $0.9 million, $0.4 million, and $0.5 million in 2014, 2013 and 2012, respectively.

In 2014, 2013 and 2012, cash received from option exercises and share issuances under our plans was $0.5 million, $2.1 million and $2.0 million, respectively.  The actual tax benefit realized in 2014, 2013 and 2012 for the tax deductions from option exercises totaled $0.3 million, $0.3 million and $0.8 million, respectively.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock.  On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program.  We repurchased 144,900 and 105,012 shares under this program in 2010 and 2014, respectively.  As of December 27, 2014, the cumulative total authorized shares available for repurchase is approximately 2.9 million shares.

J.	RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries.  Amounts contributed to the plan are made at the discretion of the Board of Directors.  We matched 25% of employee contributions in 2014 and 2013, on a discretionary basis, totaling $2.0 million and $1.7 million, respectively.  The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for officers whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $5.0 million and $4.0 million are accrued in “Other Liabilities” for this plan at December 27, 2014 and December 28, 2013, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

K.	INCOME TAXES

Income tax provisions for the years ended December 27, 2014, December 28, 2013, and December 29, 2012 are summarized as follows (in thousands):

	2014	2013	2012
Currently Payable:
Federal	$18,664	$12,683	$5,167
State and local	4,852	3,381	2,160
Foreign	5,619	3,928	3,123
	29,135	19,992	10,450
Net Deferred:
Federal	4,128	3,696	3,464
State and local	1,079	600	946
Foreign	(193)	166	194
	5,014	4,462	4,604
	$34,149	$24,454	$15,054

The components of earnings before income taxes consist of the following:

	2014	2013	2012

U.S.	$79,365	$59,334	$31,768
Foreign	16,348	10,924	9,296
Total	$95,713	$70,258	$41,064

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2014	2013	2012
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	4.1	4.2	5.2
Effect of noncontrolling owned interest in earnings of partnerships	(0.2)	(0.3)	(0.5)
Manufacturing deduction	(2.0)	(2.0)	(1.6)
Tax credits, including foreign tax credit	(1.9)	(2.5)	(1.2)
Change in valuation allowance	-	-	-
Change in uncertain tax positions reserve	(0.2)	0.6	(1.0)
Other permanent differences	0.6	0.6	1.1
Other, net	0.3	(0.8)	(0.4)
Effective income tax rate	35.7%	34.8%	36.6%

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 27, 2014 and December 28, 2013 are as follows (in thousands):

	2014	2013
Employee benefits	$8,189	$7,698
Net operating loss carryforwards	1,045	1,136
Foreign subsidiary capital loss carryforward	574	628
Other tax credits	3,034	2,141
Inventory	488	113
Reserves on receivables	1,086	1,011
Accrued expenses	4,186	4,470
Other, net	3,790	3,172
Gross deferred income tax assets	22,392	20,369
Valuation allowance	(1,371)	(1,021)
Deferred income tax assets	21,021	19,348

Depreciation	(23,907)	(21,114)
Intangibles	(18,056)	(15,269)
Other, net	(2,629)	(1,522)
Deferred income tax liabilities	(44,592)	(37,905)
Net deferred income tax liability	$(23,571)	$(18,557)

The valuation allowance consists of a capital loss carryforward we have for a wholly-owned subsidiary, Universal Forest Products of Canada, Inc., as well as various subsidiary net operating losses and credit carryforwards within certain state jurisdictions.  Based upon the business activity and the nature of the assets of these subsidiaries, our ability to realize a future benefit from these carryforwards is in doubt, therefore we have established an allowance against the amount of the future benefit. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

L.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2014	2013	2012
Gross unrecognized tax benefits beginning of year	$1,923	$1,531	$1,837
Increase in tax positions for prior years	-	230	1
Increase in tax positions for current year	556	481	68
Settlements with taxing authorities	-	-	(137)
Lapse in statute of limitations	(686)	(319)	(238)
Gross unrecognized tax benefits end of year	$1,793	$1,923	$1,531

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes.  The liability for unrecognized tax benefits included accrued interest and penalties of $0.2 million, $0.2 million and $0.2 million at December 27, 2014, December 28, 2013, and December 29, 2012, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions.  The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2011.  A number of routine state and local examinations are currently ongoing.  Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months.

M.	COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, Ardellis Insurance Ltd., a licensed captive insurance company.

We own and operate a number of facilities throughout the United States that chemically treat lumber products.  In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses.  Environmental reserves, calculated with no discount rate, have been established to cover remediation activities at wood preservation facilities in Stockertown, PA; Elizabeth City, NC; Auburndale, FL; and Medley, FL.  In addition, a reserve was established for our facility in Thornton, CA to remove certain lead containing materials which existed on the property at the time of purchase.  During 2009, a subsidiary entered into a consent order with the State of Florida to conduct additional testing at our Auburndale, FL facility.  We admitted no liability and the costs are not expected to be material.

On a consolidated basis, we have reserved approximately $3.5 million on December 27, 2014 and December 28, 2013, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

In 2012, the Canadian government imposed retroactive assessments for antidumping and countervailing duties tied to certain extruded aluminum products imported from China.  We previously had recorded a $2.3 million loss contingency in 2012, and additional $0.6 million was recorded during 2013.  In 2014, the matter has been fully adjudicated and all appeal periods have expired.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

As of December 27, 2014 and December 28, 2013, we have an accrual balance of $1.6 million and $0.9 million, respectively,  related to anti-dumping duty assessments imposed on steel nails imported from China.

In addition, on December 27, 2014, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business.  In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 27, 2014, we had outstanding purchase commitments on capital projects of approximately $7 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner the products and installation services are completed in accordance with our contractual obligations.  We have agreed to indemnify the surety for claims made against the bonds.  As of December 27, 2014, we had approximately $8.2 million in outstanding payment and performance bonds, for projects in process, which should expire during the next  two years.  In addition, approximately $16.9 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

On December 27, 2014 we had outstanding letters of credit totaling $26.3 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts.  We currently have irrevocable letters of credit outstanding totaling approximately $16.5 million for these types of insurance arrangements.  We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

Many of our wood treating operations utilize "Subpart W" drip pads, defined as hazardous waste management units by the Environmental Protection Agency.  The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste.  Closure involves identification and disposal of contaminants which are required to be removed from the facility.  The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed.  Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.6 million.  As a result, this amount is recorded in other long-term liabilities on December 27, 2014.

N.	SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”) defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Our operating segments consist of the Eastern, Western, Site-Built, Consumer Products, Pinelli Universal and Distribution divisions.  In prior years, the Eastern and Western divisions were aggregated into one reporting segment.  Due to recent acquisitions and sales mix changes, the two operating segments no longer have similar economic characteristics; therefore we have disaggregated Eastern and Western into separate reporting segments. The Site-Built division is considered a separate reportable segment.  Our other divisions do not collectively form a reportable segment because they do not meet the applicable quantitative requirements.  These operations have been included in the “All Other” column of the table below.  The “Corporate” column includes unallocated administrative costs.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2014
	Eastern Division	Western Division	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,113,525	$1,062,565	$260,118	$224,121	$-	$2,660,329
Intersegment net sales	46,141	47,737	11,707	12,783	-	118,368
Interest expense	323	39	-	-	3,905	4,267
Amortization expense	10	1,358	-	1,042	-	2,410
Depreciation expense	10,202	11,029	2,303	4,337	6,042	33,913
Segment earnings from operations	37,522	53,576	19,574	3,520	(16,825)	97,367
Segment assets	379,470	351,558	104,949	105,699	82,124	1,023,800
Capital expenditures	16,208	11,984	3,554	3,879	9,680	45,305

	2013
	Eastern Division	Western Division	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$1,037,066	$950,685	$272,114	$210,583	$-	$2,470,448
Intersegment net sales	47,874	38,176	15,918	11,798	-	113,766
Interest expense	356	48	-	-	4,447	4,851
Amortization expense	8	1,416	-	1,049	-	2,473
Depreciation expense	8,787	9,830	2,284	4,520	5,670	31,091
Segment earnings from operations	37,416	42,003	7,947	(2,366)	(10,732)	74,268
Segment assets	342,209	300,443	103,227	99,464	71,644	916,987
Capital expenditures	12,090	11,069	2,310	6,285	8,269	40,023

	2012
	Eastern Division	Western Division	Site-Built	All Other	Corporate	Total
Net sales to outside customers	$858,539	$776,639	$222,824	$196,931	$-	$2,054,933
Intersegment net sales	39,706	23,100	20,396	12,724	-	95,926
Interest expense	369	4	-	51	3,629	4,053
Amortization expense	9	1,658	-	1,251	-	2,918
Depreciation expense	8,769	8,993	2,054	4,286	6,359	30,461
Segment earnings from operations	25,156	35,417	1,299	(11,316)	(6,028)	44,528
Segment assets	305,805	282,762	102,923	103,309	65,741	860,540
Capital expenditures	7,709	7,702	830	11,967	2,136	30,344

In 2014, 2013, and 2012, 17%, 17%, and 18% of net sales, respectively, were to a single customer.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Information regarding principal geographic areas was as follows (in thousands):

	2014		2013		2012
	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets
United States	$2,596,278	$242,156	$2,410,313	$233,237	$2,005,740	$222,272
Foreign	64,051	15,678	60,135	16,260	49,193	17,097
Total	$2,660,329	$257,834	$2,470,448	$249,497	$2,054,933	$239,369

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2014	58.5%	41.5%
2013	58.1%	41.9%
2012	58.7%	41.3%

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 27,	December 28,	December 29,
	2014	2013	2012
Value-Added Sales
Trusses – residential, modular and manufactured housing	$273,605	$238,093	$185,939
Fencing	143,252	120,765	125,887
Decking and railing – composite, wood and other	141,121	131,102	123,935
Turn-key framing and installed sales	121,434	159,811	137,633
Industrial packaging and components	298,335	251,224	199,595
Engineered wood products (eg. LVL; i-joist)	61,970	60,335	50,703
Manufactured brite and other lumber	73,261	64,465	56,991
Wall panels	43,751	36,908	23,584
Outdoor DIY products (eg. stakes; landscape ties)	51,710	47,251	38,916
Construction and building materials (eg. door packages; drywall)	191,426	162,362	125,446
Lattice – plastic and wood	40,943	38,959	38,005
Manufactured brite and other panels	69,622	80,335	61,013
Siding, trim and moulding	32,323	29,157	24,996
Hardware	17,265	16,295	13,350
Manufactured treated lumber	12,071	11,183	11,566
Manufactured treated panels	6,042	5,882	6,336
Other	248	106	54
Total Value-Added Sales	1,578,379	1,454,233	1,223,949

Commodity-Based Sales
Non-manufactured brite and other lumber	454,695	421,071	348,083
Non-manufactured treated lumber	389,487	349,156	285,929
Non-manufactured brite and other panels	232,821	239,641	194,144
Non-manufactured treated panels	33,146	30,450	25,782
Other	9,402	9,361	8,118
Total Commodity-Based Sales	1,119,551	1,049,679	862,056
Total Gross Sales	2,697,930	2,503,912	2,086,005
Sales allowances	(37,601)	(33,464)	(31,072)
Total Net Sales	2,660,329	2,470,448	2,054,933

O.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks during the years ended December 27, 2014 and December 28, 2013 (in thousands, except per share data):

	First		Second		Third		Fourth
	2014	2013	2014	2013	2014	2013	2014	2013
Net sales	$553,998	$554,494	$772,752	$738,436	$713,489	$651,780	$620,090	$525,738
Gross profit	66,012	57,818	96,988	80,216	89,586	78,289	72,756	64,229
Net earnings	7,668	5,756	22,449	16,373	20,492	15,015	10,955	8,660
Net earnings attributable to controlling interest	7,216	5,224	21,789	15,772	19,234	14,091	9,312	7,995
Basic earnings per share	0.36	0.26	1.08	0.79	0.96	0.71	0.46	0.40
Diluted earnings per share	0.36	0.26	1.08	0.79	0.96	0.71	0.46	0.40

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.  The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2014	High	Low	Fiscal 2013	High	Low
Fourth Quarter	53.36	40.70	Fourth Quarter	54.40	38.60
Third Quarter	50.27	42.71	Third Quarter	42.98	36.01
Second Quarter	57.32	46.18	Second Quarter	45.60	33.23
First Quarter	58.52	47.63	First Quarter	42.22	37.62

There were approximately 1,200 shareholders of record as of January 31, 2015.

We paid dividends on our common stock of $0.21 and $0.20 per share in June 2014 and 2013, respectively.  In December 2014 and 2013, we paid dividends of $0.40 and $0.21 per share, respectively.  We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected.  The graph assumes an investment of $100 on December 26, 2009, and reinvestment of dividends in all cases.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2014

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

John M. Engler President Business Roundtable	Michael R. Cole Chief Financial Officer and Treasurer

Gary F. Goode, CPA Chairman Titan Sales & Consulting, LLC	Allen T. Peters President UFP Western Division, Inc.

Mark A. Murray Co-Chief Executive Officer Meijer, Inc.	Robert D. Coleman Executive Vice President Manufacturing

Louis A. Smith President Smith and Johnson, Attorneys, P.C.	C. Scott Greene Executive Vice President Marketing

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Donald L. James Executive Vice President National Sales

Bruce A. Merino	Michael F. Mordell Executive Vice President UFP Purchasing, Inc.

Mary E. Tuuk Executive Vice President and Secretary Fifth Third Bankcorp	Patrick Benton Executive Vice President UFP Eastern Division – North

Brian C. Walker Chief Executive Officer Herman Miller, Inc.	Jonathan West Executive Vice President UFP Eastern Division - South

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 15, 2015, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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

Deloitte & Touche LLP
Grand Rapids, MI

TRANSFER AGENT/SHAREHOLDER INQUIRIES

American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address, and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
6201 15th Ave
Brooklyn, NY 11219
Telephone:  (800) 937-5449

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE
Grand Rapids, MI 49525
Telephone:  (616) 364-6161
Facsimile:  (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:
Ashburn, GA	Medley, FL
Athena, OR	Millry, AL
Auburn, NY	Minneota, MN
Auburndale, FL	Morristown, TN
Bay City, MI	Moultrie, GA
Belchertown, MA	Muscle Shoals, AL
Berlin, NJ	Naugatuck, CT
Blanchester, OH	New Hartford, NY
Burlington, NC	New London, NC
Chaffee, NY	New Waverly, TX
Chandler, AZ	New Windsor, MD
Chesapeake, VA	Parker, PA
Chino, CA	Pearisburg, VA
Church Hill, TN	Plainville, MA
Conway, SC	Ponce, Puerto Rico
Cordele, GA	Portland, OR
Dallas, TX	Poulsbo, WA
Durango, Mexico	Prairie du Chien, WI
Eagan, MN	Ranson, WV
Eaton, CO	Riverside, CA
Eatonton, GA	Saginaw, TX
Elizabeth City, NC	Salina, KS
Elkhart, IN	Salisbury, NC
Folkston, GA	San Antonio, TX
Franklinton, NC	Sauk Rapids, MN
Gilmer, TX	Selma, AL
Gordon, PA	Schertz, TX
Grandview, TX	Sidney, NY
Grand Rapids, MI	Snohomish, WA
Granger, IN	Stanfield, NC
Greene, ME	Stockertown, PA
Haleyville, AL	Thornton, CA
Hamilton, OH	Turlock, CA
Harrisonville, MO	Union City, GA
Hillsboro, TX	Warrens, WI
Hudson, NY	Waycross, GA
Hutchinson, MN	Wenatchee, WA
Kyle, TX	White Bear Lake, MN
Janesville, WI	White Pigeon, MI
Jefferson, GA	Windsor, CO
Lacolle, Quebec, Canada	Woodburn, OR
Lafayette, CO	Yakima, WA
Liberty, NC
Locust, NC
McMinnville, OR