Form 10-K, Exhibit 13
period 2015-12-26
UNIVERSAL FOREST PRODUCTS INC
filed 2016-02-24
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION

Table of Contents

Selected Financial Data	2

Management's Discussion and Analysis of Financial Condition and Results of Operations	3-17

Management's Annual Report on Internal Control Over Financial Reporting	18

Report of Independent Registered Public Accounting Firm	19

Report of Independent Registered Public Accounting Firm	20

Consolidated Balance Sheets as of December 26, 2015 and December 27, 2014	22-23

Consolidated Statements of Earnings and Comprehensive Income for the Years Ended December 26, 2015, December 27, 2014, and December 28, 2013	24

Consolidated Statements of Shareholders' Equity for the Years Ended December 26, 2015, December 27, 2014, and December 28, 2013	25-27

Consolidated Statements of Cash Flows for the Years Ended December 26, 2015, December 27, 2014, and December 28, 2013	28-29

Notes to Consolidated Financial Statements	30-49

Price Range of Common Stock and Dividends	50

Stock Performance Graph	51

Directors and Executive Officers	52

Shareholder Information	53

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2015	2014	2013	2012	2011
Consolidated Statement of Earnings Data
Net sales	$2,887,071	$2,660,329	$2,470,448	$2,054,933	$1,822,336
Gross profit	399,904	325,342	280,552	225,109	199,727
Earnings before income taxes	131,002	95,713	70,258	41,064	8,787
Net earnings attributable to controlling interest	$80,595	$57,551	$43,082	23,934	4,549
Diluted earnings per share	$3.99	$2.86	$2.15	$1.21	$0.23
Dividends per share	$0.820	$0.610	$0.410	$0.400	$0.400
Consolidated Balance Sheet Data
Working capital(1)	$444,057	$397,546	$357,299	$338,389	$225,399
Total assets	1,107,679	1,023,800	916,987	860,540	764,007
Total debt	85,895	98,645	84,700	95,790	52,470
Shareholders' equity	766,409	699,560	649,734	607,525	582,599
Statistics
Gross profit as a percentage of
net sales	13.9%	12.2%	11.4%	11.0%	11.0%
Net earnings attributable to controlling interest as a percentage of net sales	2.8%	2.2%	1.7%	1.2%	0.2%
Return on beginning equity(2)	11.5%	8.8%	7.1%	4.1%	0.8%
Current ratio(4)	3.17	3.27	3.59	3.95	2.70
Debt to equity ratio(5)	0.11	0.14	0.13	0.16	0.09
Book value per common share(3)	$38.05	$35.01	$32.57	$30.68	$29.69

(1)	Current assets less current liabilities.

(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.

(3)	Shareholders’ equity divided by common stock outstanding.

(4)	Current assets divided by current liabilities.

(5)	Total debt divided by shareholders' equity.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Universal Forest Products, Inc. is a holding company with subsidiaries throughout North America and in Australia that supply wood, wood composite and other products to three robust markets: retail,construction and industrial. The Company is headquartered in Grand Rapids, Mich., and is celebrating its 60th year in business. For more information about Universal Forest Products, Inc., or its affiliated operations, go to www.ufpi.com.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2015.

OVERVIEW

Our results for 2015 were impacted by the following:

•
Our sales increased 8.5% in 2015 due to an 11.5% increase in our unit sales, offset by a 3% decrease in overall selling prices.  See “Historical Lumber Prices”.  Our unit sales increased to all three of our markets - retail, industrial, and construction - and were driven by a combination of acquisition and organic growth. Businesses we acquired contributed 4% to our unit sales growth in 2015. See Note C of the Notes to Consolidated Financial Statements.

•	The Home Improvement Research Institute reported a 4.5% increase in home improvement sales in 2015. Comparatively, our unit sales to the retail market increased 12% in 2015.

•	Our sales to the industrial market increased 13.5% in 2015, despite a decline in national industrial production of 3.4%.

•
National housing starts increased approximately 11% in the period from December 2014 through November 2015, compared to the same period of the prior year (our sales trail housing starts by about a month).  Comparatively, our unit sales to residential construction customers increased 4% in 2015.

•
Shipments of HUD code manufactured homes were up 8.7% in the period from January through November 2015, compared to the same period of the prior year, and year over year modular home starts remained flat in the first nine months of 2015 (the last period reported). Comparatively, our unit sales to the manufactured housing market increased 2% in 2015.

•
Our profitability improved to $80.6 million in net earnings attributable to controlling interest from $57.6 million last year primarily due to a combination of strong organic sales growth, businesses we acquired (see Note C of the Notes to Consolidated Financial Statements), favorable improvements in sales mix, and low lumber costs on products sold with fixed selling prices.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite Average $/MBF
	2015	2014	2013
January	$379	$395	$393
February	361	394	409
March	339	387	436
April	334	367	429
May	315	377	367
June	328	375	329
July	346	381	343
August	327	401	353
September	300	398	368
October	308	381	384
November	326	367	398
December	314	375	385
Annual average	$331	$383	$383
Annual percentage change	(13.6)%	0.0%

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below.  Sales of products produced using this species may comprise up to 23% of our sales volume.

	Random Lengths SYP Average $/MBF
	2015	2014	2013
January	$411	$375	$397
February	399	398	426
March	393	406	445
April	400	392	436
May	368	402	383
June	354	406	355
July	344	396	366
August	321	419	364
September	290	416	360
October	318	393	356
November	348	386	362
December	347	399	360
Annual average	$358	$399	$384
Annual percentage change	(10.3)%	3.9%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market").  We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

manufacturing, distribution, engineering, and other services we provide.  As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.  Lumber costs are  approximately 60% of our material costs, and our material costs as a percentage of sales were 68.7%, 71.3%, and 73.2% in 2015, 2014, 2013, respectively.

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

The greatest risk associated with changes in the trend of lumber prices is on the following products:

•
Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market.  In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 18% of our total sales.  This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover.  We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs.  (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed two business acquisitions during 2015 and five during 2014 and each was accounted for using the purchase method.  The aggregate annual revenue of these acquisitions totaled $92.4 million.  These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2015 and 2014 are not presented.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 26, 2015	December 27, 2014	December 28, 2013
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	86.1	87.8	88.6
Gross profit	13.9	12.2	11.4
Selling, general, and administrative expenses	9.2	8.6	8.3
Loss contingency for anti-dumping duty assessments	—	0.1	0.1
Net loss (gain) on disposition of assets and other impairment charges	—	(0.1)	—
Earnings from operations	4.7	3.7	3.0
Other expense, net	0.2	0.1	0.2
Earnings before income taxes	4.5	3.6	2.8
Income taxes	1.6	1.3	1.0
Net earnings	2.9	2.3	1.9
Less net earnings attributable to noncontrolling interest	(0.2)	(0.2)	(0.1)
Net earnings attributable to controlling interest	2.8%	2.2%	1.7%

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

•
Increasing sales of "value-added" products, which primarily consist of fencing, decking, lattice, and other specialty products sold to the retail market, specialty wood packaging, engineered wood components, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems.  Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

•
Developing new products and expanding our product offering for existing customers.  New product sales were $250.1 million in 2015 and $186.2 million in 2014. (Certain prior year product reclassifications resulted in an increase in new product sales in 2014.)

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Maximizing unit sales growth while achieving return on investment goals.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
Market Classification	December 26, 2015	% Change	December 27, 2014	% Change	December 28, 2013
Retail	$1,132,178	10.8	$1,022,037	9.7	$931,815
Industrial	896,587	13.5	789,798	12.2	703,987
Construction	898,328	1.4	886,101	2.1	868,110
Total Gross Sales	2,927,093	8.5	2,697,936	7.8	2,503,912
Sales Allowances	(40,022)	6.4	(37,607)	12.4	(33,464)
Total Net Sales	$2,887,071	8.5	$2,660,329	7.7	$2,470,448

Note: During 2015, certain customers were reclassified to a different market.  Prior year information has been restated to reflect these changes.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2015 versus 2014	8.5%	(3.0)%	11.5%
2014 versus 2013	7.7%	—%	7.7%
2013 versus 2012	20.0%	12.0%	8.0%

Retail:

Gross sales to the retail market increased almost 11% in 2015 compared to 2014 due to a 12% increase in unit sales, offset by a 1% decrease in selling prices.  Within this market, sales to our big box customers increased 15% while our sales to other retailers increased 5%.  We believe that our increase in unit sales was primarily due to a combination of significant share gains in existing product lines with certain large retailers, an improvement in consumer demand, and growth in our new product sales. Our large retail customers have reported good year over year same store sales growth.

Gross sales to the retail market increased almost 10% in 2014 compared to 2013 due to a 12% increase in overall unit sales, offset by a 2% decrease in selling prices.  Within this market, sales to our big box customers increased 12% while our sales to other retailers increased 7%.  We believe that our increase in unit sales was primarily due an improvement in consumer demand as our large retail customers reported year over year increases in their same store sales.

Industrial:

Gross sales to the industrial market increased 14% in 2015 compared to 2014, resulting from a 17% increase in overall unit sales, offset by a 3% decrease in selling prices. Businesses we acquired contributed 12% to our growth in unit sales. Our organic growth in unit sales of 5% was due to share gains achieved with several existing customers, as well as adding 168 new customers.

Gross sales to the industrial market increased 12% in 2014 compared to 2013, resulting from a 12% increase in overall unit sales while selling prices remained flat.  We acquired three new operations, which contributed 2% to our growth in unit sales, and expanded our capacity at several existing locations to take advantage of market share growth opportunities.  Our unit sales also increased as a result of adding 192 new customers during the year and improved demand from our existing customers.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Construction:

Gross sales to the construction market increased about 1% in 2015 compared to 2014, due to a unit sales increase of 5%, offset by a 4% decrease in selling prices. Unit sales increased due to a 4% increase in units shipped to residential construction customers, a 15% increase in shipments to commercial construction customers, and a 2% increase in shipments to manufactured housing customers. Comparatively, year over year housing starts increased 11% nationally, the commercial construction market increased 11%, industry production of HUD-code homes increased 8.7%, and modular home starts remained flat for the first nine months of 2015 (the last period reported).

Gross sales to the construction market increased about 2% in 2014 compared to 2013, due to a unit sales increase of 1% and a 1% increase in selling prices. Unit sales increased due to a 29% increase in units shipped to commercial construction customers, offset by an 8% decrease in shipments to residential construction customers. Shipments to manufactured housing customers remained flat. Comparatively, year over year housing starts increased 9%, the commercial construction market increased 6%, industry production of HUD-code homes increased 6%, and modular home starts decreased 1% in 2014.

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.  Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2015	59.8%	40.2%
2014	58.5%	41.5%
2013	58.1%	41.9%

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage increased from 12.2% in 2014 to 13.9% in 2015.  Additionally, our gross profit dollars increased by almost $75 million, or 23%, which exceeds our 11.5% increase in unit sales.  The improvement in our profitability in 2015 is attributable to the following factors:

•
Our growth in unit sales to the industrial market and a significant margin improvement on those sales contributed almost $50 million to our gross profit improvement. The gross margin improvement is attributable to an improvement in our sales mix and benefiting from lower lumber costs relative to our fixed selling prices in the last six months of 2015. We estimate lower lumber costs contributed $17 million to $20 million to our overall improvement in gross profits.

•
Approximately $17 million of the increase is attributable to our growth in unit sales to the retail market and a slight improvement in margin on those sales. New product sales contributed to our margin improvement;

•
Over $9 million of our gross profit improvement was due to growth in sales and an improvement in margins on sales to the residential construction market. Margins improved primarily as a result of efforts to be more selective in the business that we take as market conditions have improved.

Our gross profit percentage increased from 11.4% in 2013 to 12.2% in 2014.  Additionally, our gross profit dollars increased by almost $45 million, or 16%, which exceeded our 8% increase in unit sales.  The improvement in our profitability in 2014 was attributable to the following factors:

•
Over $20 million of the improvement reflects our efforts to be more selective in the business that we select on sales to the residential construction market, particularly in our framing operations, as well as operational efficiencies.

•
Approximately $12 million of the increase is attributable to our growth in unit sales to the retail market as well an improvement in margin on those sales due to a more favorable trend in lumber prices in 2014 compared to 2013.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Our growth in unit sales to the industrial and commercial construction markets, as well as improvements in our product mix to sell more higher margin products, contributed to gross profit increases of approximately $17 million and $6 million, respectively.

•	The improvements above were offset to some extent by unfavorable cost variances as a result of inclement weather in our first and fourth quarters of 2014.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $34.5 million, or 15%, in 2015 compared to 2014, while we reported an 11.5% increase in unit sales.  The increase in SG&A was primarily due to a $12 million increase in compensation and related expenses resulting from annual raises and hiring additional sales and design personnel to support sales growth, and a $16 million increase in incentive compensation expense tied to profitability and return on investment.

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

ANTI-DUMPING DUTY ASSESSMENTS

We accrued $1.6 million and $0.9 million related to estimated anti-dumping duty assessments in 2014 and 2013, respectively, imposed by the US government on plywood and steel nails imported from China.  Additionally, we recorded $0.6 million for a Canadian anti-dumping duty in 2013 related to certain extruded aluminum products imported from China.

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

INTEREST, NET

Net interest costs were higher in 2015 compared to 2014, due to a higher outstanding balance on our revolving line of credit throughout 2015 resulting in additional associated interest expense and the loss of interest income related to notes receivable collected in late 2014 and 2015.

Net interest costs were lower in 2014 compared to 2013, due to a lower outstanding balance on our revolving line of credit throughout 2014 resulting in less associated interest expense.  Additionally, interest income increased by $1.6 million due to certain investments made in notes receivable.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.  Our effective tax rate decreased to 35.0% in 2015 compared to 35.7% in 2014.  The decrease in the 2015 tax rate is due to an increase in our domestic manufacturing deduction and a reduction in our estimated state tax rate.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in thousands)	Net Sales
	December 26, 2015	December 27, 2014	December 28, 2013	2015 vs 2014	2014 vs 2013
North	$922,092	$840,277	$811,438	9.7%	3.6%
South	656,550	611,700	568,237	7.3	7.6
West	1,133,398	1,062,565	950,684	6.7	11.8
All Other	175,031	145,787	140,089	20.1	4.1
Total	$2,887,071	$2,660,329	$2,470,448	8.5%	7.7%

(in thousands)	Earnings from Operations
	December 26, 2015	December 27, 2014	December 28, 2013	2015 vs 2014	2014 vs 2013
North	$53,879	$32,988	$21,167	63.3%	55.8%
South	30,740	24,474	23,680	25.6	3.4
West	70,220	53,575	42,003	31.1	27.6
All Other	3,038	3,155	(1,850)	(3.7)	270.5
Corporate[1]	(22,410)	(16,825)	(10,732)	(33.2)	(56.8)
Total	$135,467	$97,367	$74,268	39.1%	31.1%

1Corporate primarily represents over (under) allocated administrative costs and certain incentive compensation expense.

North

Net sales attributable to the North reportable segment increased by 9.7% in 2015, due to an increase in sales to our retail, residential construction, and manufactured housing customers. These increases were offset by a decline in sales to our industrial customers.

Net sales attributable to the North reportable segment increased by 3.6% in 2014, due to an increase in sales to our retail, industrial, and commercial construction customers.  These increases were offset by a decline in sales to our residential construction customers as we were more selective in the business that we pursued, particularly in our framing operations.

Earnings from operations for the North reportable segment increased in 2015 primarily due to the growth in our sales to retail and residential construction customers.  Margin improvements were also achieved due to a more favorable product sales mix and a decline in lumber costs in the last six months of 2015 on products we sell with fixed selling prices.

Earnings from operations for the North reportable segment increased in 2014, compared to 2013, primarily due to the growth in our sales to the retail and industrial markets.  These improvements were offset by unfavorable cost variances in our first and fourth quarters due to inclement weather.

South

Net sales attributable to the South reportable segment increased by 7.3% in 2015, primarily due to an increase in sales to our retail, industrial, and manufactured housing customers.

Net sales attributable to the South reportable segment increased by 7.6% in 2014, due to an increase in sales to our retail and industrial customers, offset by a decrease in sales to manufactured housing due to a vertical integration strategy implemented by one of our largest customers.

Earnings from operations for the South reportable segment increased in 2015 primarily due to the growth in our sales to the retail and industrial markets and margin improvements. These improvements were primarily due to a more favorable product sales mix and low lumber costs in the last six months of 2015 on products we sell with fixed selling prices.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Earnings from operations for the South reportable segment increased in 2014, primarily due to growth in our sales to retail and industrial customers, as well as a slight margin improvement. These factors were offset by a decline in sales to manufactured housing customers.

West

Net sales of the West reportable segment increased by 6.7% in 2015, due to an increase in sales to the retail, commercial construction, and industrial markets. Acquired businesses contributed to our growth in sales to the industrial market. These increases were offset by a decline in sales to manufactured housing and residential construction customers.

Net sales of the West reportable segment increased by 11.8% in 2014, due to an increase in sales to the commercial construction and industrial markets. Acquired businesses contributed to our growth in sales to the industrial market. These increases were offset by a decline in sales to manufactured housing customers.

Earnings from operations for the West reportable segment increased in 2015 primarily due to the growth in our sales to the retail and industrial markets and an improvement in margins. Our margins increased due to an improvement in our sales mix and lower lumber prices in the last six months of 2015 on products we sell with fixed selling prices.

Earnings from operations for the West reportable segment increased in 2014 primarily due to the growth in our sales to the retail, industrial, and construction markets; the impact of a more favorable lumber market; and an improvement in our product mix such that we sold more higher margin, value-added products.  These improvements were offset to some extent by unfavorable cost variances in our first and fourth quarters due to inclement weather, and a decline in sales to manufactured housing.

All Other

Net sales of all other segments increased 20.1% in 2015 primarily due to:

•
An increase in sales by our Alternative Materials operations to retail customers. Our Alternative Materials operations primarily manufacturer, distribute, and sell composite decking, decorative post caps and balusters, and a variety of other deck accessories to retail customers.

•	An increase in sales to the Industrial market by our Pinelli Universal partnership. Pinelli Universal manufactures moulding and millwork products out of its plant in Durango, Mexico.

•	Our Integra Packaging partnership, acquired in 2015, which manufactures and distributes specialty packaging products.

Net sales of all other segments increased 4.1% in 2014 primarily due to:

•	A 7% increase in sales to the Industrial market by our Pinelli Universal partnership.

•	A 12% increase in sales by our Alternative Materials operations.

Earnings from operations for all other segments decreased slightly in 2015, primarily due to a gain on the sale of certain real estate in Mexico recorded in the third quarter of 2014 totaling $2.7 million offset by margin improvements achieved by our Pinelli Universal partnership on its sales to industrial customers in 2015.

Earnings from operations for all other segments improved in 2014, primarily due to improved profitability of our Alternative Materials operations due, in part, to operational improvements, and our Pinelli Universal partnership, which recorded a $2.7 million gain on the sale of certain real estate.

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases.  The following table summarizes our contractual obligations as of December 26, 2015 (in thousands).

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Payments Due by Period
Contractual Obligation	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
Long-term debt and capital lease obligations	$1,145	$48	$2,702	$82,000	$85,895
Estimated interest on long-term debt and capital lease obligations	3,057	5,959	5,950	9,160	24,126
Operating leases	6,008	9,497	1,110	—	16,615
Capital project purchase obligations	3,324	—	—	—	3,324
Total	$13,534	$15,504	$9,762	$91,160	$129,960

As of December 26, 2015, we also had $25.4 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 26, 2015	December 27, 2014	December 28, 2013
Cash from operating activities	$168,796	$73,120	$54,440
Cash from investing activities	(46,817)	(67,063)	(43,603)
Cash from financing activities	(33,002)	(5,205)	(18,422)
Effect of exchange rate changes on cash	(1,221)	(852)	(62)
Net change in cash and cash equivalents	87,756	—	(7,647)
Cash and cash equivalents, beginning of year	—	—	7,647
Cash and cash equivalents, end of year	$87,756	$—	$—

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

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. Our cash cycle increased to 53 days in 2015 from 50 days in 2014.  In 2015, we carried higher levels of safety stock inventory.  In addition, adverse weather in the first quarter of 2015 resulted in weaker than expected unit sales and lower inventory turnover during that period.

Cash generated from operating activities was approximately $168.8 million in 2015, which was comprised of net earnings of $85.1 million, $41.6 million of non-cash expenses, and a $42.1 million decrease in working capital since the end of 2014. Working capital declined primarily due to reducing inventory to targeted levels and an increase in accrued liabilities resulting from a $17 million increase in accrued compensation.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital expenditures were $43.5 million in 2015, and we have outstanding purchase commitments on existing capital projects totaling approximately $3.3 million on December 26, 2015.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and amounts available under our revolving credit facility.

Cash flows used in investing activities also included:

•	Cash advances on notes receivable of $7.0 million, which was more than offset by $11.4 million in collections, associated with our Mexican subsidiary; and

•	Purchases of investments of $7.9 million by our captive insurance subsidiary.

In 2015, cash flows used in financing activities included $16.5 million of dividends paid to shareholders.  Our Board of Directors approved semi-annual dividends of $0.40 per share and $0.42 per share, which were paid in June and December of 2015, respectively.  In addition, we repaid the $13.9 million outstanding balance on our revolving credit facility.

On December 26, 2015, we had no outstanding balance on our $295 million revolving credit facility, which also supports letters of credit totaling approximately $9.8 million on December 26, 2015 and December 27, 2014.  The revolving credit facility is scheduled to mature in November of 2019. Financial covenants on this unsecured revolving credit facility and our unsecured senior notes include minimum interest coverage tests and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were within all of our lending requirements on December 26, 2015 and December 27, 2014.

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

As of September 27, 2015, our assessment date, the fair values of each of the Company’s operating segments substantially exceeded their carrying values.

	North	South	West	All Other
Excess Fair Value over Carrying Value	101.0%	29.7%	79.4%	39.4%

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

INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance captive; the related assets and liabilities of which are included in the consolidated financial statements as of December 26, 2015.  Our accounting policies with respect to the reserves are as follows:

•	General liability, automobile, and workers' compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.

•
Health benefits are self-insured up to our pre-determined stop loss limits.  These reserves, including incurred but not reported claims, are based on internal computations.  These computations consider our historical claims experience, independent statistics, and trends.

•
The environmental reserve is based on known remediation activities at certain wood preservation facilities and the potential for undetected environmental matters at other sites. The reserve for known activities is based on expected future costs and is computed by in-house experts responsible for managing our monitoring and remediation activities.

In addition to providing coverage for the Company, our wholly-owned insurance captive provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 26, 2015, there were 21 such contracts in place.  The contracts have specific and/or aggregate coverage loss limits based on the election of the third parties.  Reserves associated with these contracts were $2.0 million at December 26, 2015 and $1.8 million at December 27, 2014, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

Our general long-term objectives also include:

•
Achieving sales growth primarily through new product introduction, international business expansion, and gaining additional market share, particularly of our industrial and commercial construction markets;

•	Increasing our profitability through cost reductions, productivity improvements as volume improves, and a more favorable mix of higher margin value-added products; and

•	Earning a return on invested capital in excess of our weighted average cost of capital.

RETAIL MARKET

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 4.4% compounded annual growth rate until 2019.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.  Nevertheless, we were successful in our attempt to gain a greater share of our customers business in 2015 and were awarded many new stores and some additional product lines through 2016.

Our long-term goal is to achieve sales growth by:

•	Increasing our market share of value-added and preservative-treated products, particularly with independent retail customers.

•	Developing new, value-added products, such as our Eovations product line.

•	Adding new products and customers through strategic business acquisitions or alliances.

•	Increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.

INDUSTRIAL MARKET

Our goal is to increase our sales of wood and alternative packaging products to a wide variety of industrial and OEM users.  We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market provides us with growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization.  We plan to continue to obtain market share by expanding our manufacturing capabilities and product offerings and increasing the size of our dedicated industrial sales force.  We also plan to pursue strategic acquisition opportunities.

CONSTRUCTION MARKET

The National Association of Home Builders forecasts a 3% decrease in manufactured home shipments in 2016 followed by a 14% increase in 2017. We will strive to maintain our market share of trusses produced for this market.

The Mortgage Bankers Association of America forecasts an 11% increase in national housing starts to an estimated 1.2 million starts in 2016.  The National Association of Home Builders forecasts starts of 1.3 million, a 13% increase from 2015.  We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate.  However,

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

due to our continued focus on profitability and our conservative approach to adding capacity to serve this market, our growth may continue to trail the market in future years.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in 2016:

•	End market demand.

•
Our ability to maintain market share and gross margins on products sold to our largest customers.  We believe our level of service, geographic diversity, and quality of products provides an added value to our customers.  However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.  Excess capacity exists for suppliers in each of our markets.  As a result, we may experience pricing pressure in the future.

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

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased as we have added personnel needed to take advantage of growth opportunities and execute our initiatives designed to increase our sales of new products and improve our sales mix of higher margin, value-added products.  We anticipate our trend of increases in these costs will continue in 2016, but it is an objective to reduce these costs as a percentage of sales (assuming lumber prices remain stable) as we grow as a result of fixed costs and through improved productivity of our people.  In addition, bonus and other incentive expenses for all salaried and sales employees is based on profitability and the effective management of our assets and will continue to fluctuate based on our results.

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

LIQUIDITY AND CAPITAL RESOURCES

Our cash cycle will continue to be impacted in the future by our mix of sales by market.  Sales to the residential and commercial construction and industrial markets require a greater investment in working capital (inventory and accounts receivable) than our sales to the retail and manufactured housing markets.  Additionally, our investment in trade receivables and inventory will continue to be impacted by the level of lumber prices.

In 2016, management expects to spend between $70 million and $75 million on capital expenditures, incur depreciation of approximately $40 million, and incur amortization and other non-cash expenses of approximately $6 million.  On December 26, 2015, we had outstanding purchase commitments on capital projects of approximately $3.3 million.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We have no present plan to change our dividend policy, which was recently increased to a semi-annual rate of $0.42 per share.  Our dividend rates are reviewed and approved at our April and October board meetings and payments are made in June and December of each year.

We have a share repurchase program approved by our Board of Directors, and as of December 26, 2015, we have authorization to buy back approximately 2.9 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

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

We assessed the effectiveness of our internal control over financial reporting as of December 26, 2015, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework)  (“COSO”).  Based on that evaluation, management has concluded that as of December 26, 2015, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

February 24, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the internal control over financial reporting of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 26, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 26, 2015, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 26, 2015 of the Company and our report dated February 24, 2016 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
February 24, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 26, 2015 and December 27, 2014, and the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 26, 2015 and December 27, 2014, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 26, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
February 24, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Universal Forest Products, Inc.

We have audited the accompanying consolidated balance sheet of Universal Forest Products, Inc. and subsidiaries as of December 28, 2013, and the related consolidated statements of earnings and comprehensive income, shareholders’ equity, and cash flows for the fiscal year in the period ended December 28, 2013. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal Forest Products, Inc. and subsidiaries at December 28, 2013, and the consolidated results of their operations and their cash flows for the fiscal year in the period ended December 28, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Grand Rapids, Michigan
February 26, 2014, except for Note N, as to which the date is February 24, 2016

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 26, 2015	December 27, 2014
ASSETS
CURRENT ASSETS:
Cash and Cash Equivalents	$87,756	$—
Investments	6,743	—
Restricted cash	586	405
Accounts receivable, net	222,964	195,912
Inventories:
Raw materials	168,548	183,770
Finished goods	136,370	156,278
Total inventories	304,918	340,048
Refundable income taxes	7,784	11,934
Deferred income taxes	—	6,284
Other current assets	17,481	18,423
TOTAL CURRENT ASSETS	648,232	573,006
DEFERRED INCOME TAXES	1,312	1,079
OTHER ASSETS	8,298	9,565
GOODWILL	180,990	183,062
INDEFINITE-LIVED INTANGIBLE ASSETS	2,340	2,340
OTHER INTANGIBLE ASSETS, NET	15,357	6,479
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	118,701	114,157
Building and improvements	180,066	175,340
Machinery and equipment	303,081	284,981
Furniture and fixtures	21,682	23,397
Construction in progress	4,515	6,523
PROPERTY, PLANT AND EQUIPMENT, GROSS	628,045	604,398
Less accumulated depreciation and amortization	(376,895)	(356,129)
PROPERTY, PLANT AND EQUIPMENT, NET	251,150	248,269
TOTAL ASSETS	$1,107,679	$1,023,800

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 26, 2015	December 27, 2014
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Cash overdraft	$—	$621
Accounts payable	95,041	89,105
Accrued liabilities:
Compensation and benefits	78,877	62,143
Other	29,112	23,591
Current portion of long-term debt	1,145	—
TOTAL CURRENT LIABILITIES	204,175	175,460
LONG-TERM DEBT	84,750	98,645
DEFERRED INCOME TAXES	23,838	30,933
OTHER LIABILITIES	28,507	19,202
TOTAL LIABILITIES	341,270	324,240
SHAREHOLDERS' EQUITY:
Controlling interest shareholders' equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 40,000,000; issued and outstanding, 20,141,709 and 19,984,451	20,142	19,984
Additional paid-in capital	171,562	162,483
Retained earnings	565,636	502,334
Accumulated other comprehensive earnings	(4,585)	1,348
Employee stock notes receivable	—	(455)
Total controlling interest shareholders' equity	752,755	685,694
Noncontrolling interest	13,654	13,866
TOTAL SHAREHOLDERS' EQUITY	766,409	699,560
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,107,679	$1,023,800

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)

	Year Ended
	December 26, 2015	December 27, 2014	December 28, 2013
NET SALES	$2,887,071	$2,660,329	$2,470,448
COST OF GOODS SOLD	2,487,167	2,334,987	2,189,896
GROSS PROFIT	399,904	325,342	280,552
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	264,265	229,775	204,390
ANTI-DUMPING DUTY ASSESSMENTS	—	1,600	1,526
NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND IMPAIRMENT CHARGES	172	(3,400)	368
EARNINGS FROM OPERATIONS	135,467	97,367	74,268
INTEREST EXPENSE	5,133	4,267	4,851
INTEREST INCOME	(294)	(2,235)	(640)
EQUITY IN EARNINGS OF INVESTEE	(374)	(378)	(201)
	4,465	1,654	4,010
EARNINGS BEFORE INCOME TAXES	131,002	95,713	70,258
INCOME TAXES	45,870	34,149	24,454
NET EARNINGS	85,132	61,564	45,804
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,537)	(4,013)	(2,722)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$80,595	$57,551	$43,082
EARNINGS PER SHARE - BASIC	3.99	2.87	2.16
EARNINGS PER SHARE - DILUTED	3.99	2.86	2.15
OTHER COMPREHENSIVE INCOME:
OTHER COMPREHENSIVE LOSS	(7,257)	(3,116)	(784)
COMPREHENSIVE INCOME	77,875	58,448	45,020
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(3,213)	(3,015)	(2,730)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$74,662	$55,433	$42,290

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat-ed Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Balance at December 29, 2012	$19,800	$149,805	$426,887	$4,258	$(982)	$7,757	$607,525
Net earnings			43,082			2,722	45,804
Foreign currency translation adjustment				(792)		8	(784)
Capital contribution from noncontrolling interest						84	84
Distributions to noncontrolling interest						(1,460)	(1,460)
Cash dividends - $0.410 per share			(8,166)				(8,166)
Issuance of 76,492 shares under employee stock plans	76	2,068					2,144
Issuance of 30,808 shares under stock grant programs	31	20	9				60
Issuance of 43,914 shares under deferred compensation plans	44	(44)					—
Tax benefits from non-qualified stock options exercised		290					290
Expense associated with share-based compensation arrangements		1,874					1,874
Accrued expense under deferred compensation plans		2,219					2,219
Note receivable adjustment	(3)	(103)			106		—
Payments received on employee stock notes receivable					144		144
Balance at December 28, 2013	$19,948	$156,129	$461,812	$3,466	$(732)	$9,111	$649,734

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat-ed Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			57,551			4,013	61,564
Foreign currency translation adjustment				(2,118)		(998)	(3,116)
Noncontrolling interest associated with business acquisitions						3,650	3,650
Distributions to noncontrolling interest						(1,910)	(1,910)
Cash dividends - $0.210 & $0.400 per share - semiannually			(12,205)				(12,205)
Issuance of 15,639 shares under employee stock plans	16	525					541
Issuance of 77,970 shares under stock grant programs	78	1,125	13				1,216
Issuance of 49,337 shares under deferred compensation plans	49	(49)					—
Repurchase of 105,012 shares	(105)		(4,761)				(4,866)
Tax benefits from non-qualified stock options exercised		319					319
Expense associated with share-based compensation arrangements		1,919					1,919
Accrued expense under deferred compensation plans		2,515					2,515
Note receivable adjustment	(2)		(76)		78		—
Payments received on employee stock notes receivable					199		199
Balance at December 27, 2014	$19,984	$162,483	$502,334	$1,348	$(455)	$13,866	$699,560

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulat-ed Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			80,595			4,537	85,132
Foreign currency translation adjustment				(5,892)		(1,324)	(7,216)
Unrealized gain (loss) on investment				(41)			(41)
Noncontrolling interest associated with business acquisitions						1,019	1,019
Distributions to noncontrolling interest						(3,188)	(3,188)
Purchase of noncontrolling interest						(1,256)	(1,256)
Cash dividends - $0.400 & $0.420 per share - semiannually			(16,507)				(16,507)
Issuance of 30,213 shares under employee stock plans	31	1,044					1,075
Issuance of 75,604 shares under stock grant programs	76	1,836					1,912
Issuance of 65,054 shares under deferred compensation plans	65	(65)					—
Repurchase of 13,613 shares	(14)		(786)		304		(496)
Tax benefits from non-qualified stock options exercised		370					370
Expense associated with share-based compensation arrangements		1,846					1,846
Accrued expense under deferred compensation plans		4,048					4,048
Payments received on employee stock notes receivable					151		151
Balance at December 26, 2015	$20,142	$171,562	$565,636	$(4,585)	$—	$13,654	$766,409

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	December 26, 2015	December 27, 2014	December 28, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$85,132	$61,564	$45,804
Adjustments to reconcile net earnings attributable to controlling interest to net cash from operating activities:
Depreciation	37,710	33,913	31,091
Amortization of intangibles	3,531	2,410	2,473
Expense associated with share-based compensation arrangements	1,846	1,919	1,874
Excess tax benefits from share-based compensation arrangements	(33)	(14)	(112)
Expense associated with stock grant plans	109	94	58
Loss reserve on notes receivable	—	—	15
Deferred income taxes	(1,369)	4,926	4,453
Equity in earnings of investee	(374)	(378)	(201)
Net (gain) loss on sale or impairment of property, plant and equipment	172	(3,400)	297
Changes in:
Accounts receivable	(26,007)	(9,710)	(17,886)
Inventories	34,139	(49,575)	(42,287)
Accounts payable and cash overdraft	4,798	15,390	7,835
Accrued liabilities and other	29,142	15,981	21,026
NET CASH FROM OPERATING ACTIVITIES	168,796	73,120	54,440
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(43,522)	(45,305)	(40,023)
Proceeds from sale of property, plant and equipment	2,843	9,005	1,778
Acquisitions, net of cash received	(2,505)	(34,641)	(11,478)
Purchase of remaining noncontrolling interest in subsidiary	(1,256)	—	—
Advances on notes receivable	(6,994)	(6,201)	(2,673)
Collections on notes receivable	11,446	9,926	2,814
Purchases of investments	(7,858)	—	—
Proceeds from sale of investments	1,115	—	—
Cash restricted as to use	(181)	315	6,111
Other, net	95	(162)	(132)
NET CASH FROM INVESTING ACTIVITIES	(46,817)	(67,063)	(43,603)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	297,711	211,770	251,801
Repayments under revolving credit facilities	(311,271)	(197,825)	(262,891)
Debt issuance costs	(54)	(724)	(46)
Proceeds from issuance of common stock	1,074	541	2,144
Distributions to noncontrolling interest	(3,188)	(1,910)	(1,460)
Dividends paid to shareholders	(16,507)	(12,205)	(8,166)
Repurchase of common stock	(800)	(4,866)	—
Excess tax benefits from share-based compensation arrangements	33	14	112
Other, net	—	—	84

NET CASH FROM FINANCING ACTIVITIES	(33,002)	(5,205)	(18,422)
Effect of exchange rate changes on cash	(1,221)	(852)	(62)
NET CHANGE IN CASH AND CASH EQUIVALENTS	87,756	—	(7,647)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	0	0	7,647
CASH AND CASH EQUIVALENTS, END OF PERIOD	$87,756	$0	$0

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid	$5,118	$4,334	$4,883
Income taxes paid	42,767	38,475	14,427
NON-CASH INVESTING ACTIVITIES
Accounts receivable exchanged for notes receivable	$—	$2,768	1,635
Notes receivable exchanged for property	389	3,000	3,900
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$3,461	$2,567	1,800
Property exchanged for notes receivable	300	—	—
Acquisition earnout and noncompete adjustment prior to final purchase accounting	14,195	—	—

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We design, manufacture and market wood and wood-alternative products for large home centers and other retailers, structural lumber, engineered wood components, framing services, and other products for the construction market, and specialty wood packaging, components, packing materials, and other wood-based products for various industries.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships.  In addition, we consolidate any entity which we own 50% or more and exercise control.  Intercompany transactions and balances have been eliminated.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December.  Unless otherwise stated, references to 2015, 2014, and 2013 relate to the fiscal years ended December 26, 2015, December 27, 2014, and December 28, 2013, respectively.  Fiscal years 2015, 2014, and 2013 were comprised of 52 weeks.

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

Restricted cash consists of amounts required to be held for loss funding totaling $0.6 and $0.4 million as of December 26, 2015 and December 27, 2014, respectively.

INVESTMENTS

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Investments are deemed to be "available for sale" and are, accordingly, carried at fair value being the quoted market value. Unrealized investment gains or losses, net of deferred taxes, are reported as a separate component of comprehensive income or loss until sold.

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

The following table presents the activity in our accounts receivable allowances (in thousands):

	Beginning Balance	Additions Charged to Costs and Expenses	Deductions*	Ending Balance
Year Ended December 26, 2015:
Allowance for possible losses on accounts receivable	$2,390	$20,538	$(20,256)	$2,672
Year Ended December 27, 2014:
Allowance for possible losses on accounts receivable	$2,060	$18,871	$(18,541)	$2,390
Year Ended December 28, 2013:
Allowance for possible losses on accounts receivable	$2,550	$17,114	$(17,604)	$2,060

* Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $6.5 million and $6.0 million as of December 26, 2015 and December 27, 2014, respectively.  All amounts are expected to be collected within 18 months.  Concentration of accounts receivable related to our largest customer totaled $39.1 million and $26.5 million as of December 26, 2015 and December 27, 2014, respectively.

NOTES RECEIVABLE AND ALLOWANCES

We have written agreements to receive repayment of funds borrowed from us, consisting of principal as well as any accrued interest, at a specified future date. We record a valuation allowance relating to these agreements for the portion that is expected to be uncollectible. The current portion of notes receivable, net of allowance, totaled $2.0 million and $5.2 million at December 26, 2015 and December 27, 2014, respectively and are included in “Other Current Assets”. The long-term portion of notes receivable, net of allowance, totaled $2.4 million and $3.0 million at December 26, 2015 and December 27, 2014, respectively and are included in “Other Assets”.

The following table presents the activity in our notes receivable allowances (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	Beginning Balance	Additions	Deductions	Ending Balance
Year Ended December 26, 2015: Allowance for possible losses on Notes receivable	$826	$—	$(826)	$—

Year Ended December 27, 2014: Allowance for possible losses on Notes receivable	$1,025	$1,599	$(1,798)	$826

Year Ended December 28, 2013: Allowance for possible losses on Notes receivable	3,226	$887	(3,088)	$1,025

INVENTORIES

Inventories are stated at the lower of cost or market.  The cost of inventories includes raw materials, direct labor, and manufacturing overhead.  Cost is determined on a weighted average basis.  Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.  We have inventory on consignment at customer locations valued at $11.7 million as of December 26, 2015 and $12.9 million as of December 27, 2014. During 2015, management decided to discontinue certain product lines in our Gulf region which resulted in a $2.5 million inventory write-down.

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

Land improvements	5 to 15 years
Buildings and improvements	10 to 32 years
Machinery, equipment and office furniture	2 to 8 years

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

GOODWILL

Our annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment in the first day of the Company’s fourth fiscal quarter for all reporting units. Additionally, the Company reviews various triggering events throughout the year to ensure that a mid-year impairment analysis is not required. The reasonableness of our segment values determined in our valuation is measured against our market capitalization at the measurement date.

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

INSURANCE RESERVES

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Our wholly-owned insurance captive, Ardellis Insurance Ltd.(“Ardellis”), was incorporated on April 21, 2001 under the laws of Bermuda and is licensed as a Class 3 insurer under the Insurance Act 1978 of Bermuda.

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 26, 2015 and December 27, 2014.  Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities.  The actuarial and internal valuations are based on historical information along with certain assumptions about future events.  Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 26, 2015, Ardellis had 21 such contracts in place.  The contracts have aggregate coverage loss limits based on the election of the third parties.  Reserves associated with these contracts were $2.0 million at December 26, 2015 and $1.8 million at December 27, 2014, and are accrued based on third party actuarial valuations of the expected future liabilities.

INCOME TAXES

Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future.  Such deferred income tax asset and liability computations are based on enacted tax laws and rates.  Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized.  Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred income tax assets and liabilities. The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-17 - Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, on November 2, 2015, which simplifies the accounting for deferred tax assets and deferred tax liabilities. In accordance with this standard, the Company has early adopted the presentation of deferred income taxes, which requires all deferred tax assets and deferred tax liabilities to be classified as noncurrent as opposed to the former US GAAP Standard which requires entities to split their deferred tax assets and deferred tax liabilities between current and noncurrent based on the balance sheet classification of the related asset or liability. At the end of 2015 and prospectively, the deferred tax assets and deferred tax liabilities were classified as noncurrent.

DEBT

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03 - Simplifying the Presentation of Debt Issuance Costs on April 7, 2015 and effective for fiscal years beginning after December 15, 2015. The ASU requires the presentation of debt issuance costs in the balance sheet as a direct deduction from the recognized debt liability rather than as an asset and amortization of the costs is reported as interest expense. In accordance with ASU 2015-03, the Company will comply with this ASU during the first interim reporting period of 2016.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

costs.  During the year, we update our estimated costs to complete our projects using current labor and commodity costs and recognized losses to the extent that they exist.

The following table presents the balances of percentage-of-completion accounts on December 26, 2015 and December 27, 2014 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	2015	2014
Cost and Earnings in Excess of Billings	$3,624	$5,244
Billings in Excess of Cost and Earnings	4,978	4,682

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue.  Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands):

	December 26, 2015	December 27, 2014	December 28, 2013
Numerator:
Net earnings attributable to controlling interest	$80,595	$57,551	$43,082
Adjustment for earnings allocated to non-vested restricted common stock	(1,059)	(718)	(412)
Net earnings for calculating EPS	$79,536	$56,833	$42,670
Denominator:
Weighted average shares outstanding	20,184	20,081	19,952
Adjustment for non-vested restricted common stock	(265)	(250)	(191)
Shares for calculating basic EPS	19,919	19,831	19,761
Effect of dilutive stock options	36	23	54
Shares for calculating diluted EPS	19,955	19,854	19,815
Net earnings per share:
Basic	$3.99	$2.87	$2.16
Diluted	$3.99	$2.86	$2.15

No options were excluded from the computation of diluted EPS for 2015, 2014, or 2013.

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

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value.  Assets and liabilities measured at fair value are as follows:

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	December 26, 2015			December 27, 2014
(in thousands)	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total
Money market funds	$78,210	—	$78,210	$62	—	$62
Bond funds	—	238	238	—	—	—
Domestic stock funds	—	3,130	3,130	—	—	—
Mutual funds:
Domestic stock funds	3,523	—	3,523	208	—	208
International stock funds	237	—	237	68	—	68
Target funds	230	—	230	198	—	198
Bond funds	172	—	172	157	—	157
Total mutual funds	4,162	—	4,162	693	—	693
Assets at fair value	$82,372	$3,368	$85,740	$693	—	$693

We maintain money market, mutual funds, bonds, and/or stocks in our non-qualified deferred compensation plan and our wholly owned licensed captive insurance company.  These funds are valued at prices quoted in an active exchange market and are included in "Cash and Cash Equivalents", "Investments", and "Other Assets".  We have elected not to apply the fair value option under ASC 825, Financial Instruments, to any of our financial instruments except for those expressly required by U.S. GAAP.

We do not maintain any Level 3 assets or liabilities that would be based on significant unobservable inputs.

In accordance with our investment policy, our wholly-owned captive, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $6.7 million as of December 26, 2015, consisting of mutual funds, domestic and international stocks, and fixed income bonds.

Ardellis' available for sale investment portfolio consists of the following:

		Unrealized
	Cost	Gain/Loss	Fair Value
Fixed Income	$3,362	$(12)	$3,350
Equity	3,438	(45)	3,393
Total	$6,800	$(57)	$6,743

Our Fixed Income investments consist of short, intermediate, and long term bonds, as well as fixed blend bonds. Within the fixed income investments, we maintain a specific mixture of US treasury notes, US agency mortgage backed securities, private label mortgage backed securities, and various corporate securities. Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. The gross unrealized gains and losses were de minimus thus reporting net pre-tax effect unrealized loss of $57,000. Carrying amounts above are recorded in the investments line item within the balance sheet as of December 26, 2015. During 2015, Ardellis reported a net realized gain of $35,600, which was recorded in interest income on the statement of earnings.

C.	BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2015 and 2014, which were accounted for using the purchase method (in thousands).

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Company Name	Acquisition Date	Purchase Price	Intangible Assets	Net Tangible Assets	Operating Segment	Business Description
Rapid Wood Mfg., LLC (“Rapid Wood”)	February 2, 2015	$1,638 (asset purchase)	$789	$849	West	A supplier of lumber products to the region’s manufactured housing and recreational vehicle industries based in Caldwell, Idaho. Rapid Wood had annual sales of $2.3 million.
Integra Packaging Proprietary, Ltd (“Integra Packaging”)	January 16, 2015	$1,102 (51.94% stock purchase)	$1,406 (The Company portion of Intangible Assets $730 or 51.94%)	$715 (The Company portion of Net Tangible Assets $372 or 51.94%)	All Other	An Australian-based manufacturer and distributor of industrial wood specialty packaging products. Integra Packaging had annual sales of $12.4 million.
Bigs Packaging and Lumber, LLC (“Bigs Packaging”)	November 13, 2014	$20,000 (asset purchase) + $13,212 earnout accrual + $983 noncompete accrual	$25,294	$8,901	West	A Texas-based manufacturer of industrial wood and packaging solutions. Bigs Packaging had annual sales of $50.0 million.
Packnet Ltd (“Packnet”)	November 24, 2014	$7,506 (80% asset purchase)	$7,885 (The Company portion of Intangible Assets $6,308 or 80%)	$1,498 (The Company portion of Net Tangible Assets $1,198 or 80%)	West	A supplier of industrial packaging and services based in Eagan, MN. Packnet had annual sales of $9.0 Million.
High Level Components, LLC (“High Level”)	March 31, 2014	$2,944 (asset purchase)	$—	$3,232	North	A building component manufacturer based in Locust, NC. High Level had annual sales of $6.8 million.
Upshur Forest Products, LLC (“Upshur”)	March 28, 2014 (majority interest) June 25, 2015 (minority interest)	$3,548 (asset purchase)	$1,577	$1,971	West	A sawmill located in Gilmer, TX. Upshur had annual sales of $8.9 million.
Container Systems, Inc. (“CSI”)	March 14, 2014	$2,417 (asset purchase)	$—	$2,417	South	A manufacturer of crates and containers for industrial applications and the moving-and-storage industry, located in Franklinton, NC. CSI had annual sales of $3.0 million.

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2015.

At December 26, 2015, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	Non- Compete Agreements	Customer Relationships	Goodwill	Goodwill - Tax Deductible
Rapid Wood	$—	$—	$789	$789
Integra Packaging	85	467	854	—
Bigs Packaging	2,500	4,580	18,214	12,082
Packnet	—	—	7,885	7,885
Upshur	1,577	—	—	—

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2015 and 2014 are not presented.

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

The changes in the net carrying amount of goodwill by reporting segment for the years ended December 26, 2015 and December 27, 2014, are as follows (in thousands):

	North	South	West	All Other	Total
Balance as of December 28, 2013	44,983	43,625	62,176	9,362	160,146
Acquisitions	—	—	22,916	—	22,916
Balance as of December 27, 2014	44,983	43,625	85,092	9,362	183,062
2015 Acquisitions	—	—	789	618	1,407
2014 Final Purchase Accounting	—	—	(1,328)	—	(1,328)
Other	(1,730)	—	—	(421)	(2,151)
Balance as of December 26, 2015	$43,253	43,625	$84,553	$9,559	$180,990

Indefinite-lived intangible assets totaled $2.3 million as of December 26, 2015 and December 27, 2014 related to the Consumer Products segment.

The following amounts were included in other amortizable intangible assets, net as of December 26, 2015 and December 27, 2014 (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2015		2014
	Assets	Accumulated Amortization	Assets	Accumulated Amortization
Non-compete agreements	$5,496	$(1,725)	$2,917	$(1,019)
Customer relationships	19,194	(10,140)	9,480	(8,027)
Licensing agreements	4,589	(2,524)	4,589	(2,065)
Patents	3,563	(3,096)	3,464	(2,860)
Total	$32,842	$(17,485)	$20,450	$(13,971)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Non-compete agreements	5 to 15 years
Customer relationship	5 to 15 years
Licensing agreements	10 years

Amortization expense of intangibles totaled $3.5 million, $2.4 million and $2.5 million in 2015, 2014 and 2013, respectively.  The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2016	$2,373
2017	2,070
2018	1,812
2019	1,528
2020	1,117
Thereafter	6,457
Total	$15,357

F.	DEBT

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

Outstanding letters of credit extended on our behalf on December 26, 2015 and December 27, 2014 aggregated $25.4 million and $26.3 million; respectively, which includes approximately $9.8 million related to industrial development revenue bonds.  Letters of credit have one year terms and include an automatic renewal clause.  The letters of credit related to industrial development revenue bonds are charged an annual interest rate of 110 basis points, based upon our financial performance.  The letters of credit related to workers’ compensation are charged an annual interest rate of 75 basis points

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Long-term debt obligations are summarized as follows on December 26, 2015 and December 27, 2014 (amounts in thousands):

	2015	2014
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	$35,000	$35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $295 million due on November 3, 2019, interest payable monthly at a floating rate (1.11% on December 27,2014)	—	13,945
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.17% on December 26, 2015 and 0.24% on December 27, 2014)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.26% on December 26, 2015 and 0.23% on December 27, 2014)	2,700	2,700
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.25% on December 26, 2015 and 0.23% on December 27, 2014)	3,700	3,700
Foreign Affiliate Debt	1,195	—
	85,895	98,645
Less current portion	1,145	—
Long-term portion	$84,750	$98,645

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants.  We were within all of our lending requirements on December 26, 2015 and December 27, 2014.

On December 26, 2015, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2016	$1,145
2017	29
2018	19
2019	2
2020	2,700
Thereafter	82,000
Total	$85,895

On December 26, 2015, the estimated fair value of our long-term debt, including the current portion, was $85.6 million, which was $0.3 million less than the carrying value.  The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities.

G.	LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years.  We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years.  We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years.  Future minimum payments under non-cancelable operating leases on December 26, 2015 are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Operating Leases
2016	$6,008
2017	4,295
2018	3,250
2019	1,952
2020	1,068
Thereafter	42
Total minimum lease payments	$16,615

Rent expense was approximately $6.3 million, $5.2 million, and $5.2 million in 2015, 2014, and 2013, respectively.

H.	DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988.  Deferred compensation payments to these executives will commence upon their retirement.  We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations.  In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values.  The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.3 million and $2.0 million on December 26, 2015 and December 27, 2014, respectively, and are included "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries.  The Plan provides investment options similar to our 401(k) plan, including our stock.  The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind.  Assets held by the Plan totaled approximately $0.8 million and $0.7 million on December 26, 2015 and December 27, 2014 respectively, and are included in "Other Assets."  Related liabilities totaled $13.3 million and $9.7 million on December 26, 2015 and December 27, 2014, respectively, and are included in "Other Liabilities" and "Shareholders' Equity."  Assets associated with the Plan are recorded at fair market value.  The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan ("Stock Retainer Plan").  In April 2007, our shareholders authorized additional shares to be issued pursuant to this plan.  The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death.  The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock.  We recognized expense for this plan of $0.6 million in 2015, $0.6 million in 2014, and $0.4 million in 2013.

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A summary of the transactions under the stock option plans is as follows:

	Stock Under Option	Weighted-Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 29, 2012	110,106	30.13	1.64	845,915
Exercised	(77,632)	29.49		1,221,004
Forfeited or expired	—	—
Outstanding at December 28, 2013	32,474	31.65	1.55	661,674
Exercised	(8,737)	30.64		163,830
Forfeited or expired	—	—		—
Outstanding at December 27, 2014	23,737	32.03	1.00	493,304
Exercised	(23,737)	30.64		559,510
Forfeited or expired	—	—		—
Outstanding at December 26, 2015	—	—	0.00	—
Vested or expected to vest at December 26, 2015	—	—
Exercisable at December 26, 2015	—	$—	0.00	$—

There is no unrecognized compensation expense remaining for stock options in 2015 and 2014 and the amounts are nominal in 2013.

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

	Restricted Awards	Weighted-Average Grant Date Fair Value	Unrecognized Compensation Expense (in millions)	Weighted- Average Period to Recognize Expense
Nonvested at December 29, 2012	186,609	32.22	3.2	2.68 years
Granted	36,481	40.58
Vested	(9,955)	40.58
Forfeited	(6,715)	31.96
Nonvested at December 28, 2013	206,420	32.52	2.9	2.00 years
Granted	62,555	55.30
Vested	(9,446)	55.30
Forfeited	(2,443)	36.13
Nonvested at December 27, 2014	257,086	36.39	1.7	1.81 years
Granted	76,321	54.01
Vested	(121,642)	38.61
Forfeited	(3,849)	48.85
Nonvested at December 26, 2015	207,916	$40.97	$5.2	2.53 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $1.8 million, $1.9 million, and $1.9 million and the related total income tax benefits of $0.9 million, $0.9 million, and $0.4 million in 2015, 2014 and 2013, respectively.

In 2015, 2014 and 2013, cash received from option exercises and share issuances under our plans was $1.1 million, $0.5 million and $2.1 million, respectively.  The actual tax benefit realized in 2015, 2014 and 2013 for the tax deductions from option exercises totaled $0.4 million, $0.3 million and $0.3 million, respectively.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock.  On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program.  We repurchased 105,012 and 13,613 shares under this program in 2014 and 2015, respectively.  As of December 26, 2015, the cumulative total authorized shares available for repurchase is approximately 2.9 million shares.

J.	RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries.  Amounts contributed to the plan are made at the discretion of the Board of Directors.  We matched 25% of employee contributions in 2015 and 2014, on a discretionary basis, totaling $2.4 million and $2.0 million, respectively.  The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for officers whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $5.8 million and $5.0 million are accrued in “Other Liabilities” for this plan at December 26, 2015 and December 27, 2014, respectively.

K.	INCOME TAXES

Income tax provisions for the years ended December 26, 2015, December 27, 2014, and December 28, 2013 are summarized as follows (in thousands):

	2015	2014	2013
Currently Payable:
Federal	$34,672	$18,664	$12,683
State and local	6,643	4,852	3,381
Foreign	5,599	5,619	3,928
	46,914	29,135	19,992
Net Deferred:
Federal	(1,104)	4,128	3,696
State and local	96	1,079	600
Foreign	(36)	(193)	166
	(1,044)	5,014	4,462
	$45,870	$34,149	$24,454

The components of earnings before income taxes consist of the following:

	2015	2014	2013
U.S.	$115,231	$79,365	$59,334
Foreign	15,771	16,348	10,924
Total	$131,002	$95,713	$70,258

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2015	2014	2013
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	3.6	4.1	4.2
Effect of noncontrolling owned interest in earnings of partnerships	(0.3)	(0.2)	(0.3)
Manufacturing deduction	(2.4)	(2.0)	(2.0)
Tax credits, including foreign tax credit	(1.6)	(1.9)	(2.5)
Change in uncertain tax positions reserve	0.3	(0.2)	0.6
Other permanent differences	0.7	0.6	0.6
Other, net	(0.3)	0.3	(0.8)
Effective income tax rate	35.0%	35.7%	34.8%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 26, 2015 and December 27, 2014 are as follows (in thousands):

	2015	2014
Employee benefits	$10,996	$8,189
Net operating loss carryforwards	1,256	1,045
Foreign subsidiary capital loss carryforward	478	574
Other tax credits	3,518	3,034
Inventory	1,264	488
Reserves on receivables	1,213	1,086
Accrued expenses	5,311	4,186
Other, net	4,728	3,790
Gross deferred income tax assets	28,764	22,392
Valuation allowance	(1,454)	(1,371)
Deferred income tax assets	27,310	21,021
Depreciation	(25,795)	(23,907)
Intangibles	(20,765)	(18,056)
Other, net	(3,276)	(2,629)
Deferred income tax liabilities	(49,836)	(44,592)
Net deferred income tax liability	$(22,526)	$(23,571)

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2015	2014	2013
Gross unrecognized tax benefits beginning of year	$1,793	$1,923	$1,531
Increase in tax positions for prior years	—	—	230
Increase in tax positions for current year	754	556	481
Settlements with taxing authorities	—	—	—
Lapse in statute of limitations	(338)	(686)	(319)
Gross unrecognized tax benefits end of year	$2,209	$1,793	$1,923

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes.  The liability for unrecognized tax benefits included accrued interest and penalties of $0.2 million, $0.2 million and $0.2 million at December 26, 2015, December 27, 2014, and December 28, 2013, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions.  The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2012.  A number of routine state and local examinations are currently ongoing.  Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months.

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

On a consolidated basis, we have reserved approximately $3.5 million on December 26, 2015 and December 27, 2014, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

Many of our wood treating operations utilize "Subpart W" drip pads, defined as hazardous waste management units by the Environmental Protection Agency.  The rules regulating drip pads require that the pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste.  Closure involves identification and disposal of contaminants which are required to be removed from the facility.  The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed.  Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.6 million.  As a result, this amount is recorded in other long-term liabilities on December 26, 2015.

In February 2014, one of our operations was served with a federal grand jury subpoena from the Southern District of New York.  The subpoena was issued in connection with an investigation being conducted by the US Attorney's Office for the Southern District of New York. The subpoena requested documents relating to a developer and construction projects for which our operation had provided materials and labor.  Following receipt of the subpoena, the Audit Committee of the Company’s Board of Directors retained outside counsel to conduct an internal investigation and respond to the subpoena. The Company cooperated in all respects with the US Attorney's Office, complied with this subpoena and voluntarily provided additional information. As a result of the internal investigation, in April 2014, two Company employees were terminated for violating the Company’s Code of

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Conduct and Business Ethics.  In May 2015, those ex-employees were indicted by the grand jury . The Company has not been named as a target and continues to cooperate with the US Attorney's Office in this matter; however, because of the duration and unique nature of this proceeding, any potential, adverse financial implications to the Company are uncertain.

As of December 26, 2015 and December 27, 2014, we have an accrual balance of $1.6 million, respectively,  related to anti-dumping duty assessments imposed on steel nails imported from China.

In addition, on December 26, 2015, we were parties either as plaintiff or a defendant to a number of lawsuits and claims arising through the normal course of our business.  In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 26, 2015, we had outstanding purchase commitments on capital projects of approximately $3.3 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner the products and installation services are completed in accordance with our contractual obligations.  We have agreed to indemnify the surety for claims made against the bonds.  As of December 26, 2015, we had approximately $0.2 million in outstanding payment and performance bonds, for projects in process, which should expire during the next  two years.  In addition, approximately $12.4 million in payment and performance bonds are outstanding for completed projects which are still under warranty.

On December 26, 2015 we had outstanding letters of credit totaling $25.4 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts.  We currently have irrevocable letters of credit outstanding totaling approximately $15.6 million for these types of insurance arrangements.  We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all of the industrial development revenue bonds that have been issued.  These letters of credit guarantee principal and interest payments to the bondholders.  We currently have irrevocable letters of credit outstanding totaling approximately $9.8 million related to our outstanding industrial development revenue bonds.  These letters of credit have varying terms but may be renewed at the option of the issuing banks.

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

N.	SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates manufacturing, treating and distribution facilities throughout North America, but primarily in the United States. The Company manages the operations of its individual locations primarily through a geographic reporting structure under which each location is included in a region and regions are included in divisions. The exceptions to this geographic reporting and management structure are (a) the Company's Alternative Materials Division, which offers a portfolio of non-wood products and distributes those products nation-wide and (b) the Company's distribution unit (referred to as UFPD) which distributes a variety of products to the manufactured housing industry.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Due to changes in management structure, we revised our operating segments at the beginning of fiscal 2015.  Our operating segments currently consist of the North, South, West, Alternative Materials, International, Corporate, and All Other.  Our previous operating segments, immediately prior to the current fiscal year, consisted of Eastern, Western, Site-Built, Corporate, and All Other. The Company's new North and South reporting segments represent the segregation of the former Eastern segment with the following adjustments:

ú The Site-Built unit previously was a separate operating and reportable segment; however the recent management structure reorganization resulted in the Site-Built unit reporting through (and is now apart of) the North segment.

ú UFPD which previously was included in the All Other segment, is now included as part of the North segment.

With respect to the facilities in the north, south, and west segments, these facilities generally supply the three markets the Company serves nationally - Retail, Industrial, and Construction. Also, substantially all of our facilities support customers in the immediate geographical region surrounding the facility.
Prior year amounts have been reclassified to our new segments.  Our Alternative Materials and International divisions have been included in the “All Other” column of the table below.  The “Corporate” column includes unallocated administrative costs and certain incentive compensation expense.

	2015
	North	South	West	All Other	Corporate	Total
Net sales to outside customers	$922,092	$656,550	$1,133,398	$175,031	$—	$2,887,071
Intersegment net sales	51,796	29,940	58,412	13,673	—	153,821
Interest expense	—	296	516	52	4,269	5,133
Amortization expense	267	9	2,467	788	—	3,531
Depreciation expense	7,901	6,255	13,033	3,707	6,814	37,710
Segment earnings from operations	53,879	30,740	70,220	3,038	(22,410)	135,467
Segment assets	291,614	185,818	369,077	98,004	163,166	1,107,679
Capital expenditures	9,622	6,138	13,356	6,698	7,708	43,522

	2014
	North	South	West	All Other	Corporate	Total
Net sales to outside customers	$840,277	$611,700	$1,062,565	$145,787	$—	$2,660,329
Intersegment net sales	37,624	20,224	47,737	12,783	—	118,368
Interest expense	—	323	39	—	3,905	4,267
Amortization expense	331	10	1,358	711	—	2,410
Depreciation expense	7,060	5,700	11,029	4,082	6,042	33,913
Segment earnings from operations	32,988	24,474	53,575	3,155	(16,825)	97,367
Segment assets	303,213	201,245	351,557	85,661	82,124	1,023,800
Capital expenditures	10,887	8,875	11,984	3,879	9,680	45,305

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2013
	North	South	West	All Other	Corporate	Total
Net sales to outside customers	$811,438	$568,237	$950,684	$140,089	$—	$2,470,448
Intersegment net sales	46,103	17,689	38,176	11,798	—	113,766
Interest expense	—	356	48	—	4,447	4,851
Amortization expense	331	8	1,416	718	—	2,473
Depreciation expense	6,541	4,762	9,830	4,288	5,670	31,091
Segment earnings from operations	21,167	23,680	42,003	(1,850)	(10,732)	74,268
Segment assets	287,382	178,008	300,443	79,510	71,644	916,987
Capital expenditures	8,390	6,010	11,069	6,285	8,269	40,023

In 2015, 2014, and 2013, 19%, 17%, and 17% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

	2015		2014		2013
	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets
United States	$2,811,359	$244,040	$2,596,278	$242,156	$2,410,313	$233,237
Foreign	75,712	15,408	64,051	15,678	60,135	16,260
Total	$2,887,071	$259,448	$2,660,329	$257,834	$2,470,448	$249,497

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2015	59.8%	40.2%
2014	58.5%	41.5%
2013	58.1%	41.9%

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 26, 2015	December 27, 2014	December 28, 2013
Value-Added Sales
Trusses – residential, modular and manufactured housing	$299,111	$273,605	$238,093
Fencing	149,526	143,252	120,765
Decking and railing – composite, wood and other	177,787	141,121	131,102
Turn-key framing and installed sales	129,803	121,434	159,811
Industrial packaging and components	374,030	298,335	251,224
Engineered wood products (eg. LVL; i-joist)	67,804	61,970	60,335
Manufactured brite and other lumber	59,804	73,261	64,465
Wall panels	46,496	43,751	36,908
Outdoor DIY products (eg. stakes; landscape ties)	56,846	51,710	47,251
Construction and building materials (eg. door packages; drywall)	200,901	191,426	162,362
Lattice – plastic and wood	47,392	40,943	38,959
Manufactured brite and other panels	57,999	69,622	80,335
Siding, trim and moulding	45,215	32,323	29,157
Hardware	17,123	17,265	16,295
Manufactured treated lumber	13,611	12,071	11,183
Manufactured treated panels	5,353	6,042	5,882
Other	281	248	106
Total Value-Added Sales	$1,749,082	$1,578,379	$1,454,233

Commodity-Based Sales
Non-manufactured brite and other lumber	458,023	454,695	421,071
Non-manufactured treated lumber	423,543	389,487	349,156
Non-manufactured brite and other panels	253,678	232,821	239,641
Non-manufactured treated panels	31,789	33,146	30,450
Other	10,978	9,402	9,361
Total Commodity-Based Sales	$1,178,011	$1,119,551	$1,049,679
Total Gross Sales	$2,927,093	$2,697,930	$2,503,912
Sales allowances	(40,022)	(37,601)	(33,464)
Total Net Sales	$2,887,071	$2,660,329	$2,470,448

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

O.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, each consisting of 13 weeks during the years ended December 26, 2015 and December 27, 2014 (in thousands, except per share data):

	First		Second		Third		Fourth
	2015	2014	2015	2014	2015	2014	2015	2014
Net sales	$633,025	$553,998	$838,171	$772,752	$762,275	$713,489	$653,600	$620,090
Gross profit	79,582	66,012	112,443	96,988	110,706	89,586	97,173	72,756
Net earnings	10,804	7,668	26,884	22,449	26,883	20,492	20,561	10,955
Net earnings attributable to controlling interest	10,162	7,216	25,976	21,789	25,556	19,234	18,901	9,312
Basic earnings per share	0.51	0.36	1.29	1.08	1.26	0.96	0.93	0.46
Diluted earnings per share	0.51	0.36	1.28	1.08	1.26	0.96	0.93	0.46

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.  The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2015	High	Low	Fiscal 2014	High	Low
Fourth Quarter	77.91	57.68	Fourth Quarter	53.36	40.70
Third Quarter	64.53	50.82	Third Quarter	50.27	42.71
Second Quarter	58.05	52.98	Second Quarter	57.32	46.18
First Quarter	54.48	49.34	First Quarter	58.52	47.63

There were approximately 1,200 shareholders of record as of January 30, 2016.

We paid dividends on our common stock of $0.40 and $0.42 per share in June and December 2015, respectively.  In June and December 2014, we paid dividends of $0.21 and $0.40 per share, respectively.  We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected.  The graph assumes an investment of $100 on December 25, 2010, and reinvestment of dividends in all cases.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2015

250.00
200.00
150.00
100.00
50.00
0.00
12/25/2010
12/31/2011
12/29/2012
12/28/2013
12/27/2014
12/26/2015
Universal Forest Products, Inc.
NASDAQ Stock Market (US Companies)
Peer Group

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

John M. Engler President Business Roundtable	Michael R. Cole Chief Financial Officer and Treasurer

Gary F. Goode, CPA Chairman Titan Sales & Consulting, LLC	Allen T. Peters President UFP Western Division, Inc.

Mark A. Murray Vice Chairman Meijer, Inc.	Patrick Benton Executive Vice President UFP Eastern Division – North

Louis A. Smith President Smith and Johnson, Attorneys, P.C.	Jonathan West Executive Vice President UFP Eastern Division - South

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Robert D. Coleman Executive Vice President Manufacturing

Bruce A. Merino	C. Scott Greene Executive Vice President Marketing

Mary E. Tuuk Chief Compliance Officer Meijer, Inc.	Donald L. James Executive Vice President National Sales

Brian C. Walker Chief Executive Officer Herman Miller, Inc.	Michael F. Mordell Executive Vice President Purchasing

Michael G. Wooldridge Partner Varnum, LLP

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 20, 2016, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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

Deloitte & Touche LLP
Grand Rapids, MI

TRANSFER AGENT/SHAREHOLDER INQUIRIES

American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address, and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
6201 15th Ave
Brooklyn, NY 11219
Telephone:  (800) 937-5449

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE
Grand Rapids, MI 49525
Telephone:  (616) 364-6161
Facsimile:  (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:

Ashburn, GA	Liberty, NC
Athena, OR	Locust, NC
Auburn, NY	McMinnville, OR
Auburndale, FL	Magna, UT
Bay City, MI	Medley, FL
Belchertown, MA	Merciditas, Puerto Rico
Berlin, NJ	Minneota, MN
Blanchester, OH	Morristown, TN
Bomaderry, NSW, Australia	Moultrie, GA
Brisbane, QLD, Australia	Muscle Shoals, AL
Burlington, NC	Naugatuck, CT
Caldwell, ID	New Hartford, NY
Chaffee, NY	New London, NC
Chandler, AZ	New Waverly, TX
Chesapeake, VA	New Windsor, MD
Chino, CA	Ooltewah, TN
Church Hill, TN	Parker, PA
Conway, SC	Pearisburg, VA
Cordele, GA	Phil Campbell, AL
Dallas, TX	Plainville, MA
Durango, Mexico	Portland, OR
Eagan, MN	Poulsbo, WA
Eaton, CO	Prairie du Chien, WI
Eatonton, GA	Ranson, WV
Elizabeth City, NC	Riverside, CA
Elkhart, IN	Saginaw, TX
Embalaje, MX	Salina, KS
Folkston, GA	Salisbury, NC
Franklinton, NC	San Antonio, TX
Gilmer, TX	Sauk Rapids, MN
Gordon, PA	Selma, AL
Grandview, TX	Schertz, TX
Grand Rapids, MI	Sidney, NY
Granger, IN	Snohomish, WA
Greene, ME	Stanfield, NC
Haleyville, AL	Stockertown, PA
Hamilton, OH	Thornton, CA
Harrisonville, MO	Turlock, CA
Hillsboro, TX	Union City, GA
Hudson, NY	Warrens, WI
Hutchinson, MN	Waycross, GA
Kearneysville, WV	Wenatchee, WA
Kyle, TX	White Bear Lake, MN
Janesville, WI	White Pigeon, MI
Jefferson, GA	Windsor, CO
Lacolle, Quebec, Canada	Woodburn, OR
Lafayette, CO	Yakima, WA