Form 10-K, Exhibit 13
period 2016-12-31
UNIVERSAL FOREST PRODUCTS INC
filed 2017-03-01
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.
FINANCIAL INFORMATION

Table of Contents

Selected Financial Data	2

Management's Discussion and Analysis of Financial Condition and Results of Operations	3-17

Management's Annual Report on Internal Control Over Financial Reporting	18

Report of Independent Registered Public Accounting Firm	19

Report of Independent Registered Public Accounting Firm	20

Consolidated Balance Sheets as of December 31, 2016 and December 26, 2015	22-23

Consolidated Statements of Earnings and Comprehensive Income for the Years Ended December 31, 2016, December 26, 2015, and December 27, 2014	24

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2016, December 26, 2015, and December 27, 2014	25-27

Consolidated Statements of Cash Flows for the Years Ended December 31, 2016, December 26, 2015, and December 27, 2014	28-29

Notes to Consolidated Financial Statements	30-49

Price Range of Common Stock and Dividends	50

Stock Performance Graph	51

Directors and Executive Officers	52

Shareholder Information	53

SELECTED FINANCIAL DATA
(In thousands, except per share and statistics data)

	2016	2015	2014	2013	2012
Consolidated Statement of Earnings Data
Net sales	$3,240,493	$2,887,071	$2,660,329	$2,470,448	$2,054,933
Gross profit	474,590	399,904	325,342	280,552	225,109
Earnings before income taxes	160,671	131,002	95,713	70,258	41,064
Net earnings attributable to controlling interest	$101,179	$80,595	$57,551	43,082	23,934
Diluted earnings per share	$4.96	$3.99	$2.86	$2.15	$1.21
Dividends per share	$0.870	$0.820	$0.610	$0.410	$0.400
Consolidated Balance Sheet Data
Working capital(1)	$484,661	$444,057	$397,546	$357,299	$338,389
Total assets	1,292,058	1,107,679	1,023,800	916,987	860,540
Total debt	111,693	85,895	98,645	84,700	95,790
Shareholders' equity	860,466	766,409	699,560	649,734	607,525
Statistics
Gross profit as a percentage of
net sales	14.6%	13.9%	12.2%	11.4%	11.0%
Net earnings attributable to controlling interest as a percentage of net sales	3.1%	2.8%	2.2%	1.7%	1.2%
Return on beginning equity(2)	13.2%	11.5%	8.8%	7.1%	4.1%
Current ratio(4)	2.78	3.17	3.27	3.59	3.95
Debt to equity ratio(5)	0.13	0.11	0.14	0.13	0.16
Book value per common share(3)	$42.30	$38.05	$35.01	$32.57	$30.68

(1)	Current assets less current liabilities.

(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.

(3)	Shareholders’ equity divided by common stock outstanding.

(4)	Current assets divided by current liabilities.

(5)	Total debt divided by shareholders' equity.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Universal Forest Products, Inc. is a holding company with subsidiaries throughout North America, Europe, Asia, and in Australia that supply wood, wood composite and other products to three robust markets: retail, industrial, and construction. The Company is headquartered in Grand Rapids, Mich. For more information about Universal Forest Products, Inc., or its affiliated operations, go to www.ufpi.com.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company's reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2016.

OVERVIEW

Our results for 2016 were impacted by the following:

•
Our sales increased 12% in 2016 due to an 11% increase in our unit sales and a 1% increase in overall selling prices (see “Historical Lumber Prices”).  Our unit sales increased in all three of our markets - retail, industrial, and construction - and were driven by a combination of acquisition and organic growth. Businesses we acquired contributed 3% to our unit sales growth in 2016 (see Note C of the Notes to Consolidated Financial Statements).

•	The Home Improvement Research Institute reported a 6% increase in home improvement sales in 2016. Comparatively, our unit sales to the retail market increased 10% in 2016.

•
Our sales to the industrial market increased 11% in 2016. Businesses we acquired contributed 10% to unit sales growth. Comparatively, the Federal Reserve's Industrial Production noted that national industrial production increased less than 1% in 2016.

•
National housing starts increased approximately 5% in the period from December 2015 through November 2016, compared to the same period of the prior year (our sales trail housing starts by about a month).  Comparatively, our unit sales to residential construction customers increased 17% in 2016.

•
Production of HUD code manufactured homes were up 15% in the period from January through December 2016, compared to the same period of the prior year, and year over year modular home starts increased 9% in the first six months of 2016 (the last period reported). Comparatively, our unit sales to the manufactured housing market increased 5% in 2016.

•
Our profitability improved to $101.2 million in net earnings attributable to controlling interest from $80.6 million last year primarily due to a combination of strong organic sales growth and favorable improvements in sales mix.

•
Our cash flow from operating activities increased to $172 million due to our improved profitability and working capital management. Additionally, we invested almost $173 million in newly acquired businesses in 2016.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite Average $/MBF
	2016	2015	2014
January	$316	$379	$395
February	310	361	394
March	321	339	387
April	345	334	367
May	356	315	377
June	353	328	375
July	351	346	381
August	367	327	401
September	354	300	398
October	356	308	381
November	346	326	367
December	357	314	375
Annual average	$344	$331	$383
Annual percentage change	3.9%	(13.6)%

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprises approximately 43% of total lumber purchases for 2016 and 2015.

	Random Lengths SYP Average $/MBF
	2016	2015	2014
January	$358	$411	$375
February	357	399	398
March	366	393	406
April	389	400	392
May	397	368	402
June	382	354	406
July	380	344	396
August	391	321	419
September	375	290	416
October	385	318	393
November	387	348	386
December	400	347	399
Annual average	$381	$358	$399
Annual percentage change	6.4%	(10.3)%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market").  We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

manufacturing, distribution, engineering, and other services we provide.  As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products.  Lumber costs were 48.5%, 48.9%, and 53.5% of our sales in 2016, 2015, and 2014, respectively.

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

The greatest risk associated with changes in the trend of lumber prices is on the following products:

•
Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market.  In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 19% of our total sales.  This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to the higher rate of inventory turnover.  We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs.  (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

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

As is apparent from the preceding example, the level of lumber prices does not impact our overall profits but does impact our margins.  Gross margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low. As a result of this factor, we believe it is useful to compare our change in units shipped with our change in gross profits as a method of evaluating profitability.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed five business acquisitions during 2016 and two during 2015 and each was accounted for using the purchase method.  The aggregate annual sales of these acquisitions totals $362 million and collectively they contributed $100 million to net sales in 2016.  These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2016 and 2015 are not presented.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Years Ended
	December 31, 2016	December 26, 2015	December 27, 2014
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	85.4	86.1	87.8
Gross profit	14.6	13.9	12.2
Selling, general, and administrative expenses	9.6	9.2	8.6
Loss contingency for anti-dumping duty assessments	—	—	0.1
Net loss (gain) on disposition of assets and other impairment charges	—	—	(0.1)
Earnings from operations	5.1	4.7	3.7
Other expense, net	0.1	0.2	0.1
Earnings before income taxes	5.0	4.5	3.6
Income taxes	1.7	1.6	1.3
Net earnings	3.3	2.9	2.3
Less net earnings attributable to noncontrolling interest	(0.1)	(0.2)	(0.2)
Net earnings attributable to controlling interest	3.1%	2.8%	2.2%

Note: Actual percentages are calculated and may not sum to total due to rounding.

GROSS SALES

We design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for residential and commercial construction, specialty wood packaging, components and packing materials for various industries, and customized interior fixtures used in a variety of retail stores, commercial and other structures.  Our strategic long-term sales objectives include:

•
Diversifying our end market sales mix by increasing sales of specialty wood packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, increasing our market share with independent retailers, and increasing our sales of customized interior fixtures used in a variety of markets.

•	Expanding geographically in our core businesses, domestically and internationally.

•
Increasing sales of "value-added" products, which primarily consist of fencing, decking, lattice, and other specialty products sold to the retail market, specialty wood packaging, engineered wood components, customized interior fixtures, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems.  Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Maximizing unit sales growth while achieving return on investment goals

•
Developing new products and expanding our product offering for existing customers.  New product sales were $354.3 million in 2016, $274.9 million in 2015, and $200.7 million in 2014. (Certain prior year product reclassifications resulted in an increase in new product sales in 2015 and 2014.)

	New Product Sales by Market
	December 31, 2016	December 26, 2015	December 27, 2014
Retail	$205,934	$153,880	$116,119
Industrial	94,844	74,424	33,077
Construction	53,505	46,572	51,537
Total New Product Sales	$354,283	$274,876	$200,733

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Years Ended
Market Classification	December 31, 2016	% Change	December 26, 2015	% Change	December 27, 2014
Retail	$1,292,892	13.7	$1,136,643	10.9	$1,024,788
Industrial	988,040	10.6	893,149	13.3	788,450
Construction	1,009,317	12.5	897,301	1.4	884,698
Total Gross Sales	3,290,249	12.4	2,927,093	7.8	2,697,936
Sales Allowances	(49,756)	24.3	(40,022)	6.4	(37,607)
Total Net Sales	$3,240,493	12.2	$2,887,071	8.5	$2,660,329

Note: During 2016, certain customers were reclassified to a different market.  Prior year information has been restated to reflect these changes.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2016 versus 2015	12.4%	1.2%	11.2%
2015 versus 2014	8.5%	(3.0)%	11.5%
2014 versus 2013	7.7%	—%	7.7%

Retail:

Gross sales to the retail market increased almost 14% in 2016 compared to 2015 due to a 10% increase in unit sales and a 4% increase in selling prices.  Within this market, sales to our big box customers increased 17% while our sales to other retailers increased 10%.  Our increase in unit sales was primarily organic growth achieved through a combination of share gains in existing product lines with certain retailers, an improvement in consumer demand, and growth in our new product sales. Our large retail customers reported year over year same store sales growth of approximately 6% during the first nine months of 2016.

Gross sales to the retail market increased almost 11% in 2015 compared to 2014 due to a 12% increase in unit sales, offset by a 1% decrease in selling prices.  Within this market, sales to our big box customers increased 15% while our sales to other retailers increased 5%.  We believe that our increase in unit sales was primarily due to share gains in existing product lines with certain

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

retailers, an improvement in consumer demand, and growth in our new product sales. Our large retail customers reported year over year same store sales growth of approximately 5% during the first nine months of 2015.

Industrial:

Gross sales to the industrial market increased 11% in 2016 compared to 2015, resulting from a 13% increase in overall unit sales, offset by a 2% decrease in selling prices. Businesses we acquired contributed 10% to our growth in unit sales. Our organic growth in unit sales was 3% as a result of share gains achieved by adding 191 new customers during the year and increasing the number of locations we serve of certain large customers. We believe overall market demand decreased in 2016.

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

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Construction:

Gross sales to the construction market increased over 12% in 2016 compared to 2015, due to a unit sales increase of 11% and a 1% increase in selling prices. Unit sales increased due to a 17% increase in units shipped to residential construction customers, a 10% increase in shipments to commercial construction customers, and a 5% increase in shipments to manufactured housing customers. Businesses we acquired in 2016 contributed 2% in unit sales growth to manufactured housing customers. Comparatively, Mortgage Bankers Association of America reported year over year national housing starts increased 5%, the commercial construction market increased 5%, National Association of Home Builders reported industry production of HUD-code homes increased 14%, and modular home starts increased 9% for the first six months of 2016 (the last period reported). The increases in our sales to residential and commercial construction above nationally recognized market data are primarily due to a combination of increased demand and market share in certain areas of our geographic footprint. Our growth in the manufactured housing market was less than the national average, which was primarily due to a reduction in market share resulting from the loss of certain customers.

Gross sales to the construction market increased approximately 1% in 2015 compared to 2014, due to a unit sales increase of 5%, offset by a 4% decrease in selling prices. Unit sales increased due to a 4% increase in units shipped to residential construction customers, a 15% increase in shipments to commercial construction customers, and a 2% increase in shipments to manufactured housing customers. Comparatively, Mortgage Bankers Association of America reported year over year housing starts increased 11% nationally, the commercial construction market increased 11%, National Association of Home Builders reported industry production of HUD-code homes increased 8.7%, and modular home starts remained flat for the first nine months of 2015 (the last period reported).

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.  Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2016	62.6%	37.4%
2015	59.8%	40.2%
2014	58.5%	41.5%

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage increased from 13.9% in 2015 to 14.6% in 2016.  Additionally, our gross profit dollars increased by almost $75 million, or 19%, which exceeds our 11% increase in unit sales.  The improvement in our profitability in 2016 is attributable to the following factors:

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•
Approximately $38 million of the increase is attributable to our growth in unit sales to the retail market and an improvement in margin on those sales. New product sales, effective inventory positioning leading to lower lumber costs, and the favorable impact of selling into a rising lumber market on variable priced products contributed to our margin improvement.

•
Our growth in unit sales to the industrial market and margin improvement on those sales for most of the year resulted in a $22 million improvement in our gross profit. Businesses we acquired in 2016 contributed $16 million of this increase. The gross margin improvement is attributable to a favorable improvement in our product sales mix of more value-added products.

•
Almost $16 million of our gross profit improvement was due to growth in sales to the residential construction, commercial construction, and manufactured housing markets as our gross margins remained relatively flat.

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

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $45.9 million, or 17%, in 2016 compared to 2015, while we reported an 11% increase in unit sales.  Acquired businesses contributed $17 million to our increase. The remaining increase in SG&A was primarily due to an $11 million increase in compensation and benefit costs resulting from annual raises, other cost increases, and hiring additional personnel to support sales growth, and a $14 million increase in incentive compensation expense tied to profitability and return on investment.

Selling, general and administrative ("SG&A") expenses increased by approximately $34.5 million, or 15%, in 2015 compared to 2014, while we reported an 11.5% increase in unit sales.  The increase in SG&A was primarily due to a $12 million increase in compensation and related expenses resulting from annual raises and hiring additional sales and design personnel to support sales growth, and a $16 million increase in incentive compensation expense tied to profitability and return on investment. Our SG&A has increased as a percentage of sales due to the favorable change in our sales mix of more value-added products which require higher SG&A costs and incentive compensation.

ANTI-DUMPING DUTY ASSESSMENTS

We accrued $1.6 million related to estimated anti-dumping duty assessments in 2014, imposed by the US government on plywood and steel nails imported from China. During a 2016 assessment, it was determined that the estimated anti-dumping duty accrual was no longer necessary.

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

INTEREST, NET

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net interest costs were lower in 2016 compared to 2015, due to a lower outstanding balance on our revolving line of credit throughout 2016 resulting in less associated interest expense.

Net interest costs were higher in 2015 compared to 2014, due to a higher outstanding balance on our revolving line of credit throughout 2015 resulting in additional associated interest expense and the loss of interest income related to notes receivable collected in late 2014 and 2015.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes and permanent tax differences.  Our effective tax rate decreased to 34.3% in 2016 compared to 35.0% in 2015.  The decrease in the 2016 tax rate is primarily due to a reduction in our estimated state tax rate.

Our effective tax rate decreased to 35.0% in 2015 compared to 35.7% in 2014.  The decrease in the 2015 tax rate is due to an increase in our domestic manufacturing deduction and a reduction in our estimated state tax rate.

SEGMENT REPORTING

The following table presents, for the periods indicated, our net sales and earnings from operations by reportable segment.

(in thousands)	Net Sales
	December 31, 2016	December 26, 2015	December 27, 2014	2016 vs 2015	2015 vs 2014
North	$1,000,426	$922,092	$840,277	8.5%	9.7%
South	711,862	656,550	611,700	8.4	7.3
West	1,251,093	1,133,398	1,062,565	10.4	6.7
idX	87,001	—	—	—	—
All Other	190,111	175,031	145,787	8.6	20.1
Total	$3,240,493	$2,887,071	$2,660,329	12.2%	8.5%

(in thousands)	Earnings from Operations
	December 31, 2016	December 26, 2015	December 27, 2014	2016 vs 2015	2015 vs 2014
North	$59,408	$53,879	$32,988	10.3%	63.3%
South	47,146	30,740	24,474	53.4	25.6
West	76,875	70,220	53,575	9.5	31.1
idX	627	—	—	—	—
All Other	16,012	3,038	3,155	427.1	(3.7)
Corporate[1]	(35,630)	(22,410)	(16,825)	(59.0)	(33.2)
Total	$164,438	$135,467	$97,367	21.4%	39.1%

1Corporate primarily represents over (under) allocated administrative costs and certain incentive compensation expense.

North

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Net Sales
	North Segment by Market
(in thousands)	Twelve Months Ended
Market Classification	December 31, 2016	December 26, 2015	December 27, 2014	% Change 2016 vs 2015	% Change 2015 vs 2014
Retail	$465,823	$415,709	$351,734	12.1	18.2
Industrial	118,492	119,890	122,189	(1.2)	(1.9)
Construction	436,121	402,534	379,011	8.3	6.2
Total Gross Sales	1,020,436	938,133	852,934	8.8	10.0
Sales Allowances	(20,010)	(16,041)	(12,657)	(24.7)	(26.7)
Total Net Sales	$1,000,426	$922,092	$840,277	8.5	9.7

Net sales attributable to the North reportable segment increased by 8.5% in 2016, due to increases in sales to our retail and residential construction markets, offset by a decrease in sales to our industrial customers as a result of the same factors discussed under "Gross Sales".

Earnings from operations for the North reportable segment increased in 2016 primarily due to the growth in our sales to retail and residential construction customers.  Additionally, margin improvements were achieved on sales to the retail and industrial markets due to a more favorable product sales mix focused on value-added products. These improvements were offset by a 12.6% increase in our SG&A expenses from 2015 to 2016.

Net sales attributable to the North reportable segment increased by 9.7% in 2015, due to an increase in sales to our retail, residential construction, and manufactured housing customers, offset by a decline in sales to our industrial customers, as a result of the same factors discussed under "Gross Sales".

Earnings from operations for the North reportable segment increased in 2015 primarily due to the growth in our sales to retail and residential construction customers.  Margin improvements were also achieved due to a more favorable product sales mix and a decline in lumber costs in the last six months of 2015 on products we sell with fixed selling prices. These improvements were offset by an 11.4% increase in our SG&A expenses from 2014 to 2015.

South

	Net Sales
	South Segment by Market
(in thousands)	Twelve Months Ended
Market Classification	December 31, 2016	December 26, 2015	December 27, 2014	% Change 2016 vs 2015	% Change 2015 vs 2014
Retail	$315,109	$288,395	$259,121	9.3	11.3
Industrial	249,599	245,539	234,271	1.7	4.8
Construction	161,382	134,400	127,603	20.1	5.3
Total Gross Sales	726,090	668,334	620,995	8.6	7.6
Sales Allowances	(14,228)	(11,784)	(9,295)	(20.7)	(26.8)
Total Net Sales	$711,862	$656,550	$611,700	8.4	7.3

Net sales attributable to the South reportable segment increased by 8.4% in 2016, primarily due to an increase in sales to our retail and manufactured housing customers, as a result of the same factors discussed under "Gross Sales".

Earnings from operations for the South reportable segment increased in 2016 primarily due to the growth in our sales to retail and manufactured housing customers. Additionally, we achieved margin improvements primarily due to improvements in our sales

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

mix of more value-added products and closure of certain under-performing operations. The overall improvement in gross profit was offset by a 4.7% increase in SG&A expenses from 2015 to 2016.

Net sales attributable to the South reportable segment increased by 7.3% in 2015, primarily due to an increase in sales to our retail, industrial, and manufactured housing customers, as a result of the same factors discussed under "Gross Sales".

Earnings from operations for the South reportable segment increased in 2015 primarily due to our growth in sales and margin improvements. Margin improvements were primarily due to a more favorable product sales mix and low lumber costs in the last six months of 2015 on products we sell with fixed selling prices. The overall improvement in gross profit was offset by a 9.5% increase in SG&A expenses from 2014 to 2015.

West

	Net Sales
	West Segment by Market
(in thousands)	Twelve Months Ended
Market Classification	December 31, 2016	December 26, 2015	December 27, 2014	% Change 2016 vs 2015	% Change 2015 vs 2014
Retail	$384,666	$322,639	$313,403	19.2	2.9
Industrial	471,055	463,908	384,265	1.5	20.7
Construction	411,810	360,353	378,059	14.3	(4.7)
Total Gross Sales	1,267,531	1,146,900	1,075,727	10.5	6.6
Sales Allowances	(16,438)	(13,502)	(13,162)	(21.7)	(2.6)
Total Net Sales	$1,251,093	$1,133,398	$1,062,565	10.4	6.7

Net sales of the West reportable segment increased by 10.4% in 2016, primarily due to an increase in sales to the retail and construction markets, as a result of the same factors discussed under "Gross Sales". Additionally, newly acquired businesses contributed $11.3 million in gross sales to the retail and construction markets in 2016.

Earnings from operations for the West reportable segment increased in 2016 primarily due to growth in our sales to the retail and construction markets, and an improvement in margins. Our margins increased due to an improvement in our sales mix of value-added products. These improvements were offset by a 14.2% increase in SG&A expenses during 2016.

Net sales of the West reportable segment increased by 6.7% in 2015, due to an increase in sales to the retail, commercial construction, and industrial markets. Businesses we acquired in 2015 and at the end of 2014 contributed $92.3 million to our growth in sales to the industrial market. These increases were offset by a decline in sales to manufactured housing and residential construction customers.

Earnings from operations for the West reportable segment increased in 2015 primarily due to the growth in our sales to the retail and industrial markets and an improvement in margins. Our margins increased due to an improvement in our sales mix of value-add products and lower lumber prices in the last six months of 2015 on products we sell with fixed selling prices.  These improvements were offset by a 9.9% increase in SG&A expenses during 2015.

idX

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Net Sales
	idX Segment by Market
(in thousands)	Twelve Months Ended
Market Classification	December 31, 2016	December 26, 2015	December 27, 2014	% Change 2016 vs 2015	% Change 2015 vs 2014
Industrial	87,262	—	—	—	—
Total Gross Sales	87,262	—	—	—	—
Sales Allowances	(261)	—	—	—	—
Total Net Sales	$87,001	$—	$—	—	—

On September 16, 2016, we acquired idX Holdings, Inc. ("idX"). idX is a designer, manufacturer and installer of highly customized in-store environments that are used in a range of end markets. Prior to acquisition, idX had annual sales and earnings from operations of approximately $300 million and $23 million, respectively.

All Other

	Net Sales
	All Other Segment by Market
(in thousands)	Twelve Months Ended
Market Classification	December 31, 2016	December 26, 2015	December 27, 2014	% Change 2016 vs 2015	% Change 2015 vs 2014
Retail	$127,295	$109,900	$100,530	15.8	9.3
Industrial	61,632	63,813	47,724	(3.4)	33.7
Construction	3	12	26	(75.0)	(53.8)
Total Gross Sales	188,930	173,725	148,280	8.8	17.2
Sales Allowances	1,181	1,306	(2,493)	9.6	152.4
Total Net Sales	$190,111	$175,031	$145,787	8.6	20.1

Net sales of all other segments increased 8.6% in 2016 primarily due to an increase in sales by our Alternative Materials operations, primarily due to an increase in market share with certain Big Box retailers.

Earnings from operations for all other segments increased in 2016, primarily due to the sales growth and operational improvements of our Alternative Materials operations and to a lesser extent the performance of our captive insurance subsidiary, Ardellis.

Net sales of all other segments increased 20.1% in 2015 primarily due to:

•
An increase in sales by our Alternative Materials operations to retail customers. Our Alternative Materials operations primarily manufacture, distribute, and sell composite decking, decorative post caps and balusters, and a variety of other deck accessories to retail customers.

•	An increase in sales to the Industrial market by our Pinelli Universal partnership. Pinelli Universal manufactures moulding and millwork products out of its plant in Durango, Mexico.

•	Our Integra Packaging partnership, acquired in 2015, which manufactures and distributes specialty packaging products.

Earnings from operations for all other segments decreased slightly in 2015, primarily due to a gain on the sale of certain real estate in Mexico recorded in the third quarter of 2014 totaling $2.7 million and a 28% increase in SG&A expenses in 2015, offset by margin improvements achieved by our Pinelli Universal partnership on its sales to industrial customers in 2015.

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases.  The following table summarizes our contractual obligations as of December 31, 2016 (in thousands).

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Payments Due by Period
Contractual Obligation	Less than 1 Year	1 – 3 Years	3 – 5 Years	After 5 Years	Total
Long-term debt and capital lease obligations	$2,595	$24,348	$41,490	$43,260	$111,693
Estimated interest on long-term debt and capital lease obligations	3,548	6,954	6,114	6,296	22,912
Operating leases	17,664	23,014	10,214	4,974	55,866
Capital project purchase obligations	10,075	—	—	—	10,075
Total	$33,882	$54,316	$57,818	$54,530	$200,546

As of December 31, 2016, we also had $25.5 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 31, 2016	December 26, 2015	December 27, 2014
Cash from operating activities	172,520	168,796	73,120
Cash used in investing activities	(227,469)	(46,817)	(67,063)
Cash from (used in) financing activities	3,211	(33,002)	(5,205)
Effect of exchange rate changes on cash	(1,927)	(1,221)	(852)
Net change in cash and cash equivalents	(53,665)	87,756	—
Cash and cash equivalents, beginning of year	87,756	0	0
Cash and cash equivalents, end of year	$34,091	$87,756	$—

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

Seasonality has a significant impact on our working capital due to our primary selling season which occurs during the period from March to August. Consequently, our working capital increases during our first and second quarter resulting in negative or modest cash flows from operations during those periods. Conversely, we experience a substantial decrease in working capital once we move beyond our peak selling season which typically results in significant cash flows from operations in our third and fourth quarters.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days of sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle decreased to 48 days in 2016 from 53 days in 2015.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Twelve Months Ended
	December 31, 2016	December 26, 2015	December 27, 2014
Days of sales outstanding	$31	$31	$31
Days supply of inventory	38	43	41
Days payables outstanding	(21)	(21)	(22)
Days in cash cycle	48	53	50

Improvements in our days supply of inventory in 2016 was due, in part, to strong customer demand, particularly in our retail market which typically requires a greater investment in inventory than our other markets, as well as certain improvements in inventory management. Additionally, during 2015 we carried higher levels of safety stock inventory due to inclement weather early in the year and expected industry transportation challenges. Each of our operating segments achieved significant improvements in their days supply of inventory. Our North, South, and West segments improved their days supply of inventory by 9%, 22%, and 12%, respectively, through 2016.

Our cash flows from operating activities in 2016 was $172.5 million, which was comprised of net earnings of $105.5 million, $48.2 million of non-cash expenses, and a $18.8 million decrease in working capital since the end of December 2015. Comparatively, cash generated from operating activities was approximately $168.8 million in 2015, which was comprised of net earnings of $85.1 million, $41.6 million of non-cash expenses, and a $42.1 million decrease in working capital since the end of 2014. In 2015, working capital declined primarily due to reducing inventory to targeted levels and an increase in accrued liabilities resulting from a $17 million increase in accrued compensation.

Acquisitions comprised most of our cash used in investing activities during 2016 and totaled $172.9 million, which includes $92.8 million paid to retire all of idX's debt and certain other obligations on the acquisition date. Additionally purchases of property, plant, and equipment totaled $53.8 million and included approximately $16 million of investments we believe will contribute to future sales and profit growth. Outstanding purchase commitments on existing capital projects totaled approximately $10.1 million on December 31, 2016.  Comparatively, capital expenditures were $43.5 million in 2015, and we had outstanding purchase commitments on existing capital projects totaling approximately $3.3 million on December 26, 2015.

Cash flows from financing activities primarily consisted of net borrowings under our revolving credit facility of approximately $23.7 million, offset by $17.7 million in dividend payments in June at $0.42 per share and December at $0.45 per share. In 2015, cash flows used in financing activities included $16.5 million of dividends paid to shareholders. Additionally in 2015, we repaid the $13.9 million outstanding balance on our revolving credit facility.

On December 31, 2016, we had $23.9 million outstanding on our $295 million revolving credit facility. The revolving credit facility also supports letters of credit totaling approximately $9.8 million on December 31, 2016. As a result, we have approximately $261 million in remaining availability on our revolver. Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold.  We were in compliance with all our covenant requirements on December 31, 2016.

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

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows.  As a result of favorable factors in each of these areas combined with substantial excess equity value over carrying value from the prior year analysis, management has determined that the carryforward method is appropriate to use. The discounted cash flow analysis, from prior years, uses the following assumption:  a business is worth today what it can generate in future cash flows; cash received today is worth more than an equal amount of cash received in the future; and future cash flows can be reasonably estimated.  The discounted cash flow analysis is based on the present value of projected cash flows and residual values.

As of September 25, 2016, based on the carryforward method and the analysis, the fair values would exceed the carrying values for each of the Company's operating segments.

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

INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through a wholly-owned insurance company; the related assets and liabilities of which are included in the consolidated financial statements as of December 31, 2016.  Our accounting policies with respect to the reserves are as follows:

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

In addition to providing coverage for the Company, our wholly-owned insurance company provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 31, 2016, there were 26 such contracts in place.  Reserves associated with these contracts were $2.5 million at December 31, 2016 and $2.0 million at December 26, 2015, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

Our general long-term objectives also include:

•
Achieving sales growth primarily through new product introduction, international business expansion, and gaining additional market share, particularly in our retail, industrial and commercial construction markets;

•	Increasing our profitability through cost reductions, productivity improvements as volume improves, and a more favorable mix of value-added products; and

•	Earning a return on invested capital in excess of our weighted average cost of capital.

RETAIL MARKET

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 3.9% compounded annual growth rate through 2020.

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

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INDUSTRIAL MARKET

Our goal is to increase our sales of wood and alternative packaging products to a wide variety of industrial and OEM users.  We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market, provides us with growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization.  We plan to continue to obtain market share by expanding our manufacturing capabilities and product offerings and increasing the size of our dedicated industrial design and sales personnel. We also plan to pursue strategic acquisition opportunities.

On September 16, 2016, we acquired idX. See Footnote C "Business Combinations" in the Notes to Consolidated Financial Statements. We plan to pursue opportunities to grow this business in the future including strategic acquisition opportunities.

CONSTRUCTION MARKET

The National Association of Home Builders forecasts an 8% decrease in manufactured home shipments in 2017 followed by a 13% increase in 2018. We will strive to maintain our market share of trusses produced for this market.

The Mortgage Bankers Association of America forecasts an 8% increase in national housing starts to an estimated 1.3 million starts in 2017.  The National Association of Home Builders forecasts starts of 1.2 million, a 7% increase from 2016.  We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate.  However, due to our conservative approach to adding capacity to serve this market and focus on managing potential channel conflicts with certain customers, our growth may trail the market in future years.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in 2017:

•	End market demand.

•
Our ability to maintain market share and gross margins on products sold to our largest customers.  We believe our level of service, geographic diversity, and quality of products provides an added value to our customers.  However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.  Excess capacity exists for suppliers in certain of our markets.  As a result, we may experience pricing pressure in the future.

•	Sales mix of value-added and commodity products.

•	Fluctuations in the relative level of the Lumber Market and the trend in the market place of lumber. (See "Impact of the Lumber Market on our Operating Results.")

•	Fuel and transportation costs.

•	Rising labor and benefit costs.

•	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through our continuous improvement and other initiatives.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased as we have added personnel needed to take advantage of growth opportunities and execute our initiatives designed to increase our sales of new products and improve our sales mix of value-added products.  We anticipate our trend of increases in these costs will continue in 2017, but it is an objective to reduce these costs as a percentage of sales (assuming lumber prices remain stable) as we grow as a result of fixed costs and through the improved productivity of our people.  In addition, bonus and other incentive expenses for all salaried and sales employees is based on profitability and the effective management of our assets and will continue to fluctuate based on our results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

•
Our growth in sales to the industrial market and, as industry conditions continue to improve, the residential construction market.  Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design and engineering requirements.

UNIVERSAL FOREST PRODUCTS, INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Sales of new products which generally require higher development, marketing, advertising, and other selling costs.

•	Our incentive compensation programs which are tied to gross profits, pre-bonus earnings from operations, and return on investment.

•	Our growth and success in achieving continuous improvement objectives designed to improve our productivity and leveraging our fixed costs.

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

In 2017, management expects to spend approximately $65 million on capital expenditures, incur depreciation of approximately $42 million, and incur amortization and other non-cash expenses of approximately $10 million.  On December 31, 2016, we had outstanding purchase commitments on capital projects of approximately $10.1 million.  We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

We have no present plan to change our dividend policy, which was recently increased to a semi-annual rate of $0.45 per share.  Our dividend rates are reviewed and approved at our April and October board meetings and payments are made in June and December of each year.

We have a share repurchase program approved by our Board of Directors, and as of December 31, 2016, we have authorization to buy back approximately 2.9 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework)  (“COSO”).  Based on that evaluation, management has concluded that as of December 31, 2016, our internal control over financial reporting was effective.

Management excluded the assessment of our effectiveness of internal control over financial reporting for idX Holdings, Inc. ("idX"), which was acquired on September 16, 2016. We have made the election to complete the evaluation of internal controls over financial reporting in 2017 for idX. idX constitutes 14% of total assets, 3% of net sales, and less than 1% of earnings from operations of Universal Forest Products, Inc.'s consolidated financial statements as of December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

March 1, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the internal control over financial reporting of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management’s Annual Report on Internal Controls Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at idX Holdings, Inc., which was acquired on September 16, 2016 and whose financial statements constitute 14% of total assets, 3% of net sales, and less than 1% of earnings from operations of the consolidated financial statement amounts as of and for the year ended December 31, 2016. Accordingly, our audit did not include the internal control over financial reporting of idX Holdings, Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated March 1, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
March 1, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Universal Forest Products, Inc.
Grand Rapids, Michigan

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 31, 2016 and December 26, 2015, and the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Universal Forest Products, Inc. and subsidiaries as of December 31, 2016 and December 26, 2015, and the results of their operations and their cash flows for each of the three years then in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2017 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan
March 1, 2017

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2016	December 26, 2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$34,091	$87,756
Investments	10,348	6,743
Restricted cash	398	586
Accounts receivable, net	282,253	222,964
Inventories:
Raw materials	198,954	168,548
Finished goods	198,273	136,370
Total inventories	397,227	304,918
Refundable income taxes	11,459	7,784
Other current assets	20,662	17,481
TOTAL CURRENT ASSETS	756,438	648,232
DEFERRED INCOME TAXES	1,546	1,312
OTHER ASSETS	8,617	8,298
GOODWILL	198,535	180,990
INDEFINITE-LIVED INTANGIBLE ASSETS	2,340	2,340
OTHER INTANGIBLE ASSETS, NET	26,731	15,357
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	124,316	118,701
Building and improvements	204,586	180,066
Machinery and equipment	332,397	303,081
Furniture and fixtures	22,570	21,682
Construction in progress	15,593	4,515
PROPERTY, PLANT AND EQUIPMENT, GROSS	699,462	628,045
Less accumulated depreciation and amortization	(401,611)	(376,895)
PROPERTY, PLANT AND EQUIPMENT, NET	297,851	251,150
TOTAL ASSETS	$1,292,058	$1,107,679

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 31, 2016	December 26, 2015
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Cash overdraft	$19,761	$—
Accounts payable	124,660	95,041
Accrued liabilities:
Compensation and benefits	92,441	78,877
Other	32,281	29,112
Current portion of long-term debt	2,634	1,145
TOTAL CURRENT LIABILITIES	271,777	204,175
LONG-TERM DEBT	109,059	84,750
DEFERRED INCOME TAXES	20,817	23,838
OTHER LIABILITIES	29,939	28,507
TOTAL LIABILITIES	431,592	341,270
SHAREHOLDERS' EQUITY:
Controlling interest shareholders' equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 40,000,000; issued and outstanding, 20,342,069 and 20,141,709	20,342	20,142
Additional paid-in capital	185,333	171,562
Retained earnings	649,135	565,636
Accumulated other comprehensive earnings	(5,630)	(4,585)
Total controlling interest shareholders' equity	849,180	752,755
Noncontrolling interest	11,286	13,654
TOTAL SHAREHOLDERS' EQUITY	860,466	766,409
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,292,058	$1,107,679

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)

	Year Ended
	December 31, 2016	December 26, 2015	December 27, 2014
NET SALES	$3,240,493	$2,887,071	$2,660,329
COST OF GOODS SOLD	2,765,903	2,487,167	2,334,987
GROSS PROFIT	474,590	399,904	325,342
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	310,152	264,265	229,775
ANTI-DUMPING DUTY ASSESSMENTS	—	—	1,600
NET LOSS (GAIN) ON DISPOSITION OF ASSETS AND IMPAIRMENT CHARGES	—	172	(3,400)
EARNINGS FROM OPERATIONS	164,438	135,467	97,367
INTEREST EXPENSE	4,575	5,133	4,267
INTEREST INCOME	(541)	(294)	(2,235)
EQUITY IN EARNINGS OF INVESTEE	(267)	(374)	(378)
	3,767	4,465	1,654
EARNINGS BEFORE INCOME TAXES	160,671	131,002	95,713
INCOME TAXES	55,174	45,870	34,149
NET EARNINGS	105,497	85,132	61,564
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,318)	(4,537)	(4,013)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$101,179	$80,595	$57,551

EARNINGS PER SHARE - BASIC	$4.97	$3.99	$2.87
EARNINGS PER SHARE - DILUTED	$4.96	$3.99	$2.86

OTHER COMPREHENSIVE INCOME:
OTHER COMPREHENSIVE LOSS	(2,703)	(7,257)	(3,116)
COMPREHENSIVE INCOME	102,794	77,875	58,448
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,660)	(3,213)	(3,015)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$100,134	$74,662	$55,433

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Balance at December 28, 2013	$19,948	$156,129	$461,812	$3,466	$(732)	$9,111	$649,734
Net earnings			57,551			4,013	61,564
Foreign currency translation adjustment				(2,118)		(998)	(3,116)
Noncontrolling interest associated with business acquisitions						3,650	3,650
Distributions to noncontrolling interest						(1,910)	(1,910)
Cash dividends - $0.210 & $0.400 per share - semiannually			(12,205)				(12,205)
Issuance of 15,639 shares under employee stock plans	16	525					541
Issuance of 77,970 shares under stock grant programs	78	1,125	13				1,216
Issuance of 49,337 shares under deferred compensation plans	49	(49)					—
Repurchase of 105,012 shares	(105)		(4,761)				(4,866)
Tax benefits from non-qualified stock options exercised		319					319
Expense associated with share-based compensation arrangements		1,919					1,919
Accrued expense under deferred compensation plans		2,515					2,515
Note receivable adjustment	(2)		(76)		78		—
Payments received on employee stock notes receivable					199		199
Balance at December 27, 2014	$19,984	$162,483	$502,334	$1,348	$(455)	$13,866	$699,560

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehen-sive Earnings	Employees Stock Notes Receivable	Noncontrolling Interest	Total
Net earnings			80,595			4,537	85,132
Foreign currency translation adjustment				(5,892)		(1,324)	(7,216)
Unrealized gain (loss) on investment				(41)			(41)
Noncontrolling interest associated with business acquisitions						1,019	1,019
Distributions to noncontrolling interest						(3,188)	(3,188)
Purchase of noncontrolling interest						(1,256)	(1,256)
Cash dividends - $0.400 & $0.420 per share - semiannually			(16,507)				(16,507)
Issuance of 30,213 shares under employee stock plans	31	1,044					1,075
Issuance of 75,604 shares under stock grant programs	76	1,836					1,912
Issuance of 65,054 shares under deferred compensation plans	65	(65)					—
Repurchase of 13,613 shares	(14)		(786)		304		(496)
Tax benefits from non-qualified stock options exercised		370					370
Expense associated with share-based compensation arrangements		1,846					1,846
Accrued expense under deferred compensation plans		4,048					4,048
Payments received on employee stock notes receivable					151		151
Balance at December 26, 2015	$20,142	$171,562	$565,636	$(4,585)	$—	$13,654	$766,409

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share and per share data)

	Controlling Interest Shareholders' Equity
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Earnings	Noncontrolling Interest	Total
Net earnings			101,179		4,318	105,497
Foreign currency translation adjustment				(1,316)	(1,658)	(2,974)
Unrealized gain (loss) on investment				271		271
Distributions to noncontrolling interest					(3,280)	(3,280)
Net purchase and dissolution of noncontrolling interest		856			(1,748)	(892)
Cash dividends - $0.420 & $0.450 per share - semiannually			(17,680)			(17,680)
Issuance of 6,813 shares under employee stock plans	7	529				536
Issuance of 135,757 shares under stock grant programs	135	5,162				5,297
Issuance of 57,790 shares under deferred compensation plans	58	(58)				—
Expense associated with share-based compensation arrangements		2,208				2,208
Accrued expense under deferred compensation plans		5,074				5,074
Balance at December 31, 2016	$20,342	$185,333	$649,135	$(5,630)	$11,286	$860,466

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended
	December 31, 2016	December 26, 2015	December 27, 2014
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$105,497	$85,132	$61,564
Adjustments to reconcile net earnings attributable to controlling interest to net cash from operating activities:
Depreciation	40,823	37,710	33,913
Amortization of intangibles	2,795	3,531	2,410
Expense associated with share-based compensation arrangements	2,208	1,846	1,919
Excess tax benefits from share-based compensation arrangements	—	(33)	(14)
Expense associated with stock grant plans	127	109	94
Deferred income taxes	2,464	(1,369)	4,926
Equity in earnings of investee	(267)	(374)	(378)
Net loss (gain) on disposition and impairment of assets	—	172	(3,400)
Changes in:
Accounts receivable	(5,119)	(26,007)	(9,710)
Inventories	(3,245)	34,139	(49,575)
Accounts payable and cash overdraft	11,259	4,798	15,390
Accrued liabilities and other	15,978	29,142	15,981
NET CASH FROM OPERATING ACTIVITIES	172,520	168,796	73,120
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(53,762)	(43,522)	(45,305)
Proceeds from sale of property, plant and equipment	3,126	2,843	9,005
Acquisitions, net of cash received	(80,077)	(2,505)	(34,641)
Repayment of debt of acquiree	(92,830)	—	—
Purchase and dissolution of remaining noncontrolling interest in subsidiary	(892)	(1,256)	—
Advances on notes receivable	(6,012)	(6,994)	(6,201)
Collections on notes receivable	7,899	11,446	9,926
Purchases of investments	(5,666)	(7,858)	—
Proceeds from sale of investments	2,568	1,115	—
Cash restricted as to use	188	(181)	315
Other	(2,011)	95	(162)
NET CASH FROM INVESTING ACTIVITIES	(227,469)	(46,817)	(67,063)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	131,002	297,711	211,770
Repayments under revolving credit facilities	(107,294)	(311,271)	(197,825)
Proceeds from issuance of common stock	536	1,074	541
Distributions to noncontrolling interest	(3,280)	(3,188)	(1,910)
Dividends paid to shareholders	(17,680)	(16,507)	(12,205)
Repurchase of common stock	—	(800)	(4,866)
Other	(73)	(21)	(710)
NET CASH FROM FINANCING ACTIVITIES	3,211	(33,002)	(5,205)
Effect of exchange rate changes on cash	(1,927)	(1,221)	(852)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(53,665)	87,756	—
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	87,756	0	—
CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,091	$87,756	$0

SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION:
Interest paid	$4,550	$5,118	$4,334
Income taxes paid	57,311	42,767	38,475
NON-CASH INVESTING ACTIVITIES
Accounts receivable exchanged for notes receivable	$—	$—	$2,768
Notes receivable exchanged for property	—	389	3,000
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$4,353	$3,461	$2,567
Property exchanged for notes receivable	—	300	—
Acquisition earnout and noncompete adjustment prior to final purchase accounting	—	14,195	—

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We design, manufacture and market wood and wood-alternative products for large home centers and other retailers; structural lumber, engineered wood components, framing services, and other products for the construction market; specialty wood packaging, components, packing materials, and other wood-based products for various industries; and design, manufacture, and install customized fixtures and in-store environments for various markets.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December.  Unless otherwise stated, references to 2016, 2015, and 2014 relate to the fiscal years ended December 31, 2016, December 26, 2015, and December 27, 2014, respectively.  Fiscal year 2016 was comprised of 53 weeks, which contributed an additional $53 million in sales in 2016 compared to fiscal years 2015 and 2014, which were comprised of 52 weeks.

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

Restricted cash consists of amounts required to be held for loss funding totaling $0.4 and $0.6 million as of December 31, 2016 and December 26, 2015, respectively.

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

The following table presents the activity in our accounts receivable allowances (in thousands):

	Beginning Balance	Additions Charged to Costs and Expenses	Deductions*	Ending Balance
Year Ended December 31, 2016:
Allowance for possible losses on accounts receivable	$2,672	$28,405	$(28,232)	$2,845
Year Ended December 26, 2015:
Allowance for possible losses on accounts receivable	$2,390	$20,538	$(20,256)	$2,672
Year Ended December 27, 2014:
Allowance for possible losses on accounts receivable	$2,060	$18,871	$(18,541)	$2,390

* Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $6.0 million and $6.5 million as of December 31, 2016 and December 26, 2015, respectively.  All amounts are expected to be collected within 18 months.  Concentration of accounts receivable related to our largest customer totaled $34.0 million and $39.1 million as of December 31, 2016 and December 26, 2015, respectively.

NOTES RECEIVABLE AND ALLOWANCES

We have written agreements to receive repayment of funds borrowed from us, consisting of principal as well as any accrued interest, at a specified future date. If we expected a portion to be uncollectible, a valuation allowance relating to these agreements would be recorded. The current portion of notes receivable totaled $1.4 million and $2.0 million at December 31, 2016 and December 26, 2015, respectively and are included in “Other Current Assets”. The long-term portion of notes receivable totaled $0.9 million and $2.4 million at December 31, 2016 and December 26, 2015, respectively and are included in “Other Assets”. We had no notes receivable allowances at December 31, 2016 and December 26, 2015.

INVENTORIES

Inventories are stated at the lower of cost or market.  The cost of inventories includes raw materials, direct labor, and manufacturing overhead.  Cost is determined on a weighted average basis.  Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale.  We have inventory on consignment at customer locations valued at $12.2 million as of December 31, 2016 and $11.7 million as of December 26, 2015. During 2015, management decided to discontinue certain product lines in our Gulf region which resulted in a $2.5 million inventory write-down. This product was sold in 2016 at an amount which approximated it's carrying value after the write-down.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

LEASES

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2016-02, “Leases (Topic 842)” (ASU 2016-02). Under ASU 2016-02, an entity will be required to recognize assets and liabilities for the rights and obligations created by leases on the entity’s balance sheet for both finance and operating leases. For leases with a term of 12 months or less, an entity can elect to not recognize lease assets and lease liabilities and expense the lease over a straight-line basis for the term of the lease. ASU 2016-02 will require new disclosures that depict the amount, timing, and uncertainty of cash flows pertaining to an entity’s leases. Companies are required to adopt the new standard using a modified retrospective approach for annual and interim periods beginning after December 15, 2018. Early adoption of ASU 2016-02 is permitted. The Company plans to evaluate the effect of the new leasing guidance in 2017, therefore the quantitative impact has not yet been determined.

GOODWILL

Our annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment is the first day of the Company’s fourth fiscal quarter for all reporting units. Additionally, the Company reviews various triggering events throughout the year to ensure that a mid-year impairment analysis is not required.

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

INSURANCE RESERVES

Our wholly-owned insurance company, Ardellis Insurance Ltd.(“Ardellis”), was incorporated on April 21, 2001 under the laws of Bermuda and is licensed as a Class 3A insurer under the Insurance Act 1978 of Bermuda.

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers' compensation.  We are fully self-insured for environmental liabilities.  The general liability, automobile liability, property, workers' compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 31, 2016 and December 26, 2015.  Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities.  The actuarial and internal valuations are based on historical information along with certain assumptions about future events.  Changes

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties.  As of December 31, 2016, Ardellis had 26 such contracts in place.  Reserves associated with these contracts were $2.5 million at December 31, 2016 and $2.0 million at December 26, 2015, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

DEBT

The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-03 - Simplifying the Presentation of Debt Issuance Costs on April 7, 2015 and effective for fiscal years beginning after December 15, 2015. The ASU requires the presentation of debt issuance costs in the balance sheet as a direct deduction from the recognized debt liability rather than as an asset and amortization of the costs is reported as interest expense. In accordance with ASU 2015-03, the Company complied with this ASU during the reporting period of 2016. There was no material retroactive impact to the 2015 Balance Sheet.

REVENUE RECOGNITION

On May 28, 2014, the FASB issued ASU No. 2014-09 (Accounting Standard Codification 606), Revenue from Contracts with Customers, which will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of the ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. Preliminarily, the Company plans to adopt the guidance in the first quarter of fiscal 2018 and apply the modified retrospective method. The Company is assessing the impact of this ASU on its Consolidated Financial Statements.
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

The following table presents the balances of percentage-of-completion accounts on December 31, 2016 and December 26, 2015 which are included in other current assets and other accrued liabilities, respectively (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2016	2015
Cost and Earnings in Excess of Billings	$2,573	$3,624
Billings in Excess of Cost and Earnings	4,748	4,978

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue.  Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands):

	December 31, 2016	December 26, 2015	December 27, 2014
Numerator:
Net earnings attributable to controlling interest	$101,179	$80,595	$57,551
Adjustment for earnings allocated to non-vested restricted common stock	(1,595)	(1,059)	(718)
Net earnings for calculating EPS	$99,584	$79,536	$56,833
Denominator:
Weighted average shares outstanding	20,363	20,184	20,081
Adjustment for non-vested restricted common stock	(321)	(265)	(250)
Shares for calculating basic EPS	20,042	19,919	19,831
Effect of dilutive stock options	33	36	23
Shares for calculating diluted EPS	20,075	19,955	19,854
Net earnings per share:
Basic	$4.97	$3.99	$2.87
Diluted	$4.96	$3.99	$2.86

No options were excluded from the computation of diluted EPS for 2016, 2015, or 2014.

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

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value.  Assets and liabilities measured at fair value are as follows:

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	December 31, 2016			December 26, 2015
(in thousands)	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total	Quoted Prices in Active Markets (Level 1)	Prices with Other Observable Inputs (Level 2)	Total
Money market funds	$64	178	$242	$78,210	—	$78,210
Fixed income funds	1,676	2,592	4,268	—	238	238
Equity Securities	5,609	—	5,609	—	3,130	3,130
Mutual funds:
Domestic stock funds	760	—	760	3,523	—	3,523
International stock funds	72	—	72	237	—	237
Target funds	235	—	235	230	—	230
Bond funds	201	—	201	172	—	172
Total mutual funds	1,268	—	1,268	4,162	—	4,162
Assets at fair value	$8,617	$2,770	$11,387	$82,372	3,368	$85,740

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

The valuations of the Level 2 assets or liabilities rely on quoted prices in markets that are not active or observable inputs over the full term of the asset or liability. We do not maintain any Level 3 assets or liabilities that would be based on significant unobservable inputs.

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $10.3 million as of December 31, 2016, consisting of mutual funds, domestic and international stocks, and fixed income bonds.

Ardellis' available for sale investment portfolio consists of the following:

	December 31, 2016			December 26, 2015
		Unrealized			Unrealized
	Cost	Gain/Loss	Fair Value	Cost	Gain/Loss	Fair Value
Fixed Income	$4,310	$(43)	$4,267	$3,362	$(12)	$3,350
Equity	5,181	428	5,609	3,438	(45)	3,393
Mutual Funds	481	(9)	472	—	—	—
Total	$9,972	$376	$10,348	$6,800	$(57)	$6,743

Our Fixed Income investments consist of short, intermediate, and long term bonds, as well as fixed blend bonds. Within the fixed income investments, we maintain a specific mixture of US treasury notes, US agency mortgage backed securities, private label mortgage backed securities, and various corporate securities. Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. The net pre-tax unrealized gain was $376 thousand. Carrying amounts above are recorded in the investments line item within the balance sheet as of December 31, 2016. During 2016, Ardellis reported a net realized gain of $8 thousand which was recorded in interest income on the statement of earnings.

C.	BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2016 and 2015, which were accounted for using the purchase method (in thousands).

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Company Name	Acquisition Date	Purchase Price	Intangible Assets	Net Tangible Assets	Operating Segment	Business Description
The UBEECO Group Pty. Ltd. ("Ubeeco")	November 29, 2016	$9,455 cash paid for 100% stock purchase	$7,313	$2,142	All Other
A manufacturer and distributor of a variety of wood packaging and alternative material products, including boxes, crates, pallets, skids, protective packaging, packaging accessories and loose lumber. Ubeeco has annual sales of approximately $20 million.

idX Holdings, Inc. ("idX")	September 16, 2016	$66,046 cash paid for 100% stock purchase which includes $11,337 in net cash received. Also, paid $86,294 to retire outstanding debt and $6,536 of certain other obligations.	$17,016	$49,030	idX	A designer, producer, and installer of customized in-store environments that are used in a range of end markets. idX has annual sales of $300 million.
Seven D Truss, L.P.	July 29, 2016	$1,246 cash paid for asset purchase	$405	$841	North	A manufacturer and distributor of roof and floor trusses. 7D had annual sales of approximately $4.0 million.
Idaho Western, Inc. ("IWI")	June 30, 2016	$10,787 cash paid for 100% stock purchase plus $500 holdback.	$6,817	$4,248	West	A supplier of products ranging from lumber and plywood to siding and doors. IWI had annual sales of approximately $21 million.
Packnet Ltd (“Packnet”)	November 24, 2014 (majority interest) April 15, 2016 (minority interest)	$7,506 November 24, 2014 cash paid for controlling interest and $1,877 cash paid for noncontrolling asset purchase.	$7,885	$1,498	West	A supplier of industrial packaging and services based in Eagan, MN. Packnet had annual sales of $9.6 million.
Capital Components & Millwork, Inc. ("CCM")	April 15, 2016	$1,682 cash paid for asset purchase plus $205 assumed liability	$—	$1,887	North	A producer of doors and trim for customers in the greater Washington, D.C., metro area and Virginia. CCM had approximately $16.6 million in annual sales.
Rapid Wood Mfg., LLC (“Rapid Wood”)	February 2, 2015	$1,638 cash paid for asset purchase	$789	$849	West	A supplier of lumber products to the region’s manufactured housing and recreational vehicle industries based in Caldwell, Idaho. Rapid Wood had annual sales of $3.5 million in 2015.

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Integra Packaging Proprietary, Ltd (“Integra Packaging”)	January 16, 2015	$1,102 cash paid for 51.94% stock purchase	$1,406 (The Company portion of Intangible Assets $730 or 51.94%)	$715 (The Company portion of Net Tangible Assets $372 or 51.94%)	All Other	An Australian-based manufacturer and distributor of industrial wood specialty packaging products. Integra Packaging had annual sales of $7.6 million in 2015.

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2016, excluding idX and Ubeeco.  Initial estimates have been made for idX's identifiable intangible and goodwill allocations and deferred tax, however finalization will be completed in 2017.

At December 31, 2016, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non- Compete Agreements	Customer Relationships	Goodwill	Goodwill - Tax Deductible
Ubeeco	$—	$—	$7,313	$—
idX	—	10,000	7,016	—
7D	405	—	—	405
IWI	—	3,640	3,177	—
Rapid Wood	—	—	789	789
Integra Packaging	85	467	854	—

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2016 and 2015 are not presented. The initial estimated allocation from goodwill to an identifiable intangible of $10 million for idX as of December 31, 2016, has been presented above.

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

The changes in the net carrying amount of goodwill by reporting segment for the years ended December 31, 2016 and December 26, 2015, are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	North	South	West	idX	All Other	Total
Balance as of December 27, 2014	44,983	43,625	85,092	—	9,362	183,062
2015 Acquisitions	—	—	789	—	618	1,407
2014 Final Purchase Accounting	—	—	(1,328)	—	—	(1,328)
Foreign Exchange, Net	(1,730)	—	—	—	(421)	(2,151)
Balance as of December 26, 2015	43,253	43,625	84,553	—	9,559	180,990
2016 Acquisitions	—	—	3,177	7,016	7,313	17,506
Foreign Exchange, Net	133	—	—	—	(94)	39
Balance as of December 31, 2016	$43,386	43,625	$87,730	$7,016	$16,778	$198,535

Indefinite-lived intangible assets totaled $2.3 million as of December 31, 2016 and December 26, 2015 related to the Consumer Products reporting unit which is included in the All Other reportable segment.

The following amounts were included in other amortizable intangible assets, net as of December 31, 2016 and December 26, 2015 (in thousands):

	2016		2015
	Assets	Accumulated Amortization	Assets	Accumulated Amortization
Non-compete agreements	$5,411	$(1,954)	$5,496	$(1,725)
Customer relationships	25,503	(4,351)	19,194	(10,140)
Licensing agreements	4,589	(2,991)	4,589	(2,524)
Patents	704	(180)	3,563	(3,096)
Total	$36,207	$(9,476)	$32,842	$(17,485)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Intangible Asset Type	Estimated Useful Life	Weighted Average Amortization Period
Non-compete agreements	5 to 15 years	9.6 years
Customer relationship	5 to 15 years	13.1 years
Licensing agreements	10 years	10 years

Amortization expense of intangibles totaled $2.8 million, $3.5 million and $2.4 million in 2016, 2015 and 2014, respectively.  The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2017	$3,070
2018	2,762
2019	2,469
2020	2,058
2021	1,803
Thereafter	14,569
Total	$26,731

F.	DEBT

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

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

Outstanding letters of credit extended on our behalf on December 31, 2016 and December 26, 2015 aggregated $25.5 million and $25.4 million; respectively, which includes approximately $9.8 million related to industrial development revenue bonds.  As a result, we have approximately $261 million in remaining availability on our revolver. Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Letters of credit have one year terms and include an automatic renewal clause.  The letters of credit related to industrial development revenue bonds are charged an annual interest rate of 110 basis points, based upon our financial performance.  The letters of credit related to workers’ compensation are charged an annual interest rate of 75 basis points.

Long-term debt obligations are summarized as follows on December 31, 2016 and December 26, 2015 (amounts in thousands):

	2016	2015
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	$35,000	$35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $295 million due on November 3, 2019, interest payable monthly at a floating rate (1.67% on December 31,2016)	23,860	—
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.52% on December 31, 2016 and 0.17% on December 26, 2015)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (0.59% on December 31, 2016 and 0.26% on December 26, 2015)	2,700	2,700
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.57% on December 31, 2016 and 0.25% on December 26, 2015)	3,700	3,700
Capital leases and foreign affiliate debt	3,336	1,195
	111,896	85,895
Less current portion	2,634	1,145
Less debt issuance costs	203	—
Long-term portion	$109,059	$84,750

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio.  The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants.  We were within all of our lending requirements on December 31, 2016 and December 26, 2015.

On December 31, 2016, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

2017	$2,634
2018	393
2019	24,009
2020	2,832
2021	28
Thereafter	82,000
Total	$111,896

On December 31, 2016, the estimated fair value of our long-term debt, including the current portion, was $111.6 million, which was $0.3 million less than the carrying value.  The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

G.	LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years.  We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years.  We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years.  Future minimum payments under non-cancelable operating leases on December 31, 2016 are as follows (in thousands):

Operating Leases
2017	$17,664
2018	14,216
2019	8,798
2020	6,034
2021	4,180
Thereafter	4,974
Total minimum lease payments	$55,866

Rent expense was approximately $10.5 million, $6.3 million, and $5.2 million in 2016, 2015, and 2014, respectively.

H.	DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988.  Deferred compensation payments to these executives will commence upon their retirement.  We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations.  In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values.  The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.4 million and $2.3 million on December 31, 2016 and December 26, 2015, respectively, and are included "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries.  The Plan provides investment options similar to our 401(k) plan, including our stock.  The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind.  Assets held by the Plan totaled approximately $0.9 million and $0.8 million on December 31, 2016 and December 26, 2015 respectively, and are included in "Other Assets."  Related liabilities totaled $17.4 million and $13.3 million on December 31, 2016 and December 26, 2015, respectively, and are included in "Other Liabilities" and "Shareholders' Equity."  Assets associated with the Plan are recorded at fair market value.  The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan ("Stock Retainer Plan").  In April 2007, our shareholders authorized additional shares to be issued pursuant to this plan.  The Stock Retainer Plan allows eligible members of the Board of Directors to defer their retainer fees and receive shares of our stock at the time of their retirement, disability or death.  The number of shares to be received is equal to the amount of the retainer fee deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock.  We recognized expense for this plan of $0.7 million in 2016, $0.6 million in 2015, and $0.6 million in 2014. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock.

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

A summary of the transactions under the stock option plans is as follows:

	Stock Under Option	Weighted-Average Exercise Price Per Share	Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 28, 2013	32,474	31.65	1.55	661,674
Exercised	(8,737)	30.64		163,830
Forfeited or expired	—	—
Outstanding at December 27, 2014	23,737	32.03	1.00	493,304
Exercised	(23,737)	30.64		559,510
Forfeited or expired	—	—		—
Outstanding at December 26, 2015	—	—	0.00	—
Exercised	—	—		—
Forfeited or expired	—	—		—
Outstanding at December 31, 2016	—	—	0.00	—
Vested or expected to vest at December 31, 2016	—	—
Exercisable at December 31, 2016	—	$—	0.00	$—

There is no unrecognized compensation expense remaining for stock options in 2016, 2015, and 2014.

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	Restricted Awards	Weighted-Average Grant Date Fair Value	Unrecognized Compensation Expense (in millions)	Weighted- Average Period to Recognize Expense
Nonvested at December 28, 2013	206,420	32.52	2.9	2.00 years
Granted	62,555	55.30
Vested	(9,446)	55.30
Forfeited	(2,443)	36.13
Nonvested at December 27, 2014	257,086	36.39	1.7	1.81 years
Granted	76,321	54.01
Vested	(121,642)	38.61
Forfeited	(3,849)	48.85
Nonvested at December 26, 2015	207,916	40.97	5.2	2.53 years
Granted	116,964	71.88
Vested	(60,155)	46.98
Forfeited	(881)	64.36
Nonvested at December 31, 2016	263,844	$57.95	$4.8	1.51 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $2.2 million, $1.8 million, and $1.9 million and the related total income tax benefits of $1.1 million, $0.9 million, and $0.9 million in 2016, 2015 and 2014, respectively.

In 2016, 2015 and 2014, cash received from option exercises and share issuances under our plans was $0.5 million, $1.1 million and $0.5 million, respectively.  The actual tax benefit realized in 2016, 2015 and 2014 for the tax deductions from option exercises totaled $0.0 million, $0.4 million and $0.3 million, respectively.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock.  On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program.  We repurchased 0 and 13,613 shares under this program in 2016 and 2015, respectively.  As of December 31, 2016, the cumulative total authorized shares available for repurchase is approximately 2.9 million shares.

J.	RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries.  Amounts contributed to the plan are made at the discretion of the Board of Directors.  We matched 25% of employee contributions in 2016, 2015, and 2014, on a discretionary basis, totaling $4.4 million, $2.4 million, and $2.0 million respectively.  The basis for matching contributions may not exceed the lesser of 6% of the employee's annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for officers whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $6.5 million and $5.8 million are accrued in “Other Liabilities” for this plan at December 31, 2016 and December 26, 2015, respectively.

K.	INCOME TAXES

Income tax provisions for the years ended December 31, 2016, December 26, 2015, and December 27, 2014 are summarized as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2016	2015	2014
Currently Payable:
Federal	$42,397	$34,672	$18,664
State and local	6,341	6,643	4,852
Foreign	6,143	5,599	5,619
	54,881	46,914	29,135
Net Deferred:
Federal	(455)	(1,104)	4,128
State and local	438	96	1,079
Foreign	310	(36)	(193)
	293	(1,044)	5,014
	$55,174	$45,870	$34,149

The components of earnings before income taxes consist of the following:

	2016	2015	2014
U.S.	$140,106	$115,231	$79,365
Foreign	20,565	15,771	16,348
Total	$160,671	$131,002	$95,713

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2016	2015	2014
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	3.1	3.6	4.1
Effect of noncontrolling owned interest in earnings of partnerships	(0.2)	(0.3)	(0.2)
Manufacturing deduction	(2.4)	(2.4)	(2.0)
Tax credits, including foreign tax credit	(1.4)	(1.6)	(1.9)
Change in uncertain tax positions reserve	0.4	0.3	(0.2)
Other permanent differences	0.1	0.7	0.6
Other, net	(0.3)	(0.3)	0.3
Effective income tax rate	34.3%	35.0%	35.7%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 31, 2016 and December 26, 2015 are as follows (in thousands):

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2016	2015
Employee benefits	$13,375	$10,996
Net operating loss carryforwards	13,605	1,256
Foreign subsidiary capital loss carryforward	509	478
Other tax credits	1,196	3,518
Inventory	2	1,264
Reserves on receivables	1,208	1,213
Accrued expenses	8,931	5,311
Other, net	2,323	4,728
Gross deferred income tax assets	41,149	28,764
Valuation allowance	(5,371)	(1,454)
Deferred income tax assets	35,778	27,310
Depreciation	(29,971)	(25,795)
Intangibles	(25,078)	(20,765)
Other, net	—	(3,276)
Deferred income tax liabilities	(55,049)	(49,836)
Net deferred income tax liability	$(19,271)	$(22,526)

As of December 31, 2016, the company had state and foreign net operating loss carryforwards of $1.5 million and state tax credit carryforwards of $0.6 million, which will expire at various dates. As a result of the acquisition of idX, the company also acquired estimated federal, state and foreign net operating loss carryforwards of $12.1 million and federal foreign tax credit carryforwards of $0.4 million.

Because of the federal, state and certain foreign change of ownership law provisions, some of the various acquired NOLs and the federal foreign tax credits maybe limited. An evaluation under these law provisions will be performed during the business combination measurement period for idX, and therefore the ultimate resolution of their future availability is yet undetermined.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2016 - 2020	$—	$396	$2,300	$253	$118
2021 - 2025	—	469	117	180	440
2026 - 2030	—	689	—	—	—
2031 - 2035	7,726	1,204	202	—	—
Thereafter	16	220	268	—	—
Total	$7,742	$2,978	$2,887	$433	$558

As of December 31, 2016, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards as well as certain state tax credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance against various NOL and tax credit carryforwards. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

L.	ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.  ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2016	2015	2014
Gross unrecognized tax benefits beginning of year	$2,209	$1,793	$1,923
Increase in tax positions for prior years	243	—	—
Increase in tax positions due to acquisitions	362	—	—
Increase in tax positions for current year	905	754	556
Settlements with taxing authorities	(32)	—	—
Lapse in statute of limitations	(306)	(338)	(686)
Gross unrecognized tax benefits end of year	$3,381	$2,209	$1,793

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes.  The liability for unrecognized tax benefits included accrued interest and penalties of $0.6 million at December 31, 2016, and $0.2 million at December 26, 2015 and December 27, 2014.

We file income tax returns in the United States and in various state, local and foreign jurisdictions.  The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2013.  A number of routine state and local examinations are currently ongoing.  Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months is $0.7 million.

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

On a consolidated basis, we have reserved approximately $3.6 million and $3.5 million on December 31, 2016 and December 26, 2015, respectively, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

Many of our wood treating operations utilize "Subpart W" drip pads, defined as hazardous waste management units by the Environmental Protection Agency.  The rules regulating drip pads require that a pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste.  Closure involves identification and disposal of contaminants which are required to be removed from the facility.  The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed.  Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate $0.3 million.  As a result, this amount is recorded in other long-term liabilities on December 31, 2016.

In February 2014, one of our operations was served with a federal grand jury subpoena from the Southern District of New York.  The subpoena was issued in connection with an investigation being conducted by the US Attorney's Office for the

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

Southern District of New York. The subpoena requested documents relating to a developer and construction projects for which our operation had provided materials and labor.  Following receipt of the subpoena, the Audit Committee of the Company’s Board of Directors retained outside counsel to conduct an internal investigation and respond to the subpoena. The Company cooperated in all respects with the US Attorney's Office, complied with this subpoena and voluntarily provided additional information. As a result of the internal investigation, in April 2014, two Company employees were terminated for violating the Company’s Code of Conduct and Business Ethics.  In May 2015, those ex-employees were indicted by the grand jury. In April 2016, one of the two former employees pled guilty to four of the charges included in the indictment. In May 2016, the other former employee was found guilty by a jury on four of the charges included in the indictment. The Company has not been named as a target and continues to cooperate with the US Attorney's Office in this matter; however, because of the duration and unique nature of this proceeding, any potential, adverse financial implications to the Company are uncertain.

In addition, on December 31, 2016, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 31, 2016, we had outstanding purchase commitments on commenced capital projects of approximately $10.1 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations.  We have agreed to indemnify the surety for claims made against the bonds.  As of December 31, 2016, we had approximately $6.1 million in outstanding payment and performance bonds for open projects.  We had approximately $0.3 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 31, 2016 we had outstanding letters of credit totaling $25.5 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts.  We currently have irrevocable letters of credit outstanding totaling approximately $15.7 million for these types of insurance arrangements.  We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all industrial development revenue bonds that have been issued.  These letters of credit guarantee principal and interest payments to the bondholders.  We currently have irrevocable letters of credit outstanding totaling approximately $9.8 million related to our outstanding industrial development revenue bonds.  These letters of credit have varying terms but may be renewed at the option of the issuing banks.

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

We did not enter into any new guarantee arrangements during 2016 which would require us to recognize a liability on our balance sheet.

N.	SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates manufacturing, treating and distribution facilities throughout North America, but primarily in the United States. The Company manages the operations of its individual locations primarily through a geographic reporting

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

structure under which each location is included in a region and regions are included in our North, South, and West divisions. The exceptions to this geographic reporting and management structure are (a) the Company's Alternative Materials Division, which offers a portfolio of non-wood products and distributes those products nation-wide, (b) the Company's distribution unit (referred to as UFPD) which distributes a variety of products to the manufactured housing industry and is accounted for as a reporting unit within the North segment, and (c) idX division, which designs, produces, and installs customized in-store environments.
With respect to the facilities in the north, south, and west segments, these facilities generally supply the three markets the Company serves nationally - Retail, Industrial, and Construction. Also, substantially all of our facilities support customers in the immediate geographical region surrounding the facility. Additionally, our recently acquired idX division has been presented, which generally serves the Industrial market.
Our Alternative Materials and International divisions have been included in the “All Other” column of the table below.  The “Corporate” column includes unallocated administrative costs and certain incentive compensation expense.

	2016
	North	South	West	idX	All Other	Corporate	Total
Net sales to outside customers	$1,000,426	$711,862	$1,251,093	$87,001	$190,111	$—	$3,240,493
Intersegment net sales	57,770	38,641	88,311	15	19,307	—	204,044
Interest expense	1	307	387	50	93	3,737	4,575
Amortization expense	115	—	1,858	190	632	—	2,795
Depreciation expense	8,948	6,190	13,326	1,598	2,933	7,828	40,823
Segment earnings from operations	59,408	47,146	76,875	627	16,012	(35,630)	164,438
Segment assets	220,148	145,451	303,607	185,813	131,854	305,185	1,292,058
Capital expenditures	10,902	5,571	19,648	—	6,037	11,604	53,762

	2015
	North	South	West	All Other	Corporate	Total
Net sales to outside customers	$922,092	$656,550	$1,133,398	$175,031	$—	$2,887,071
Intersegment net sales	51,796	29,940	58,412	13,673	—	153,821
Interest expense	—	296	516	52	4,269	5,133
Amortization expense	267	9	2,467	788	—	3,531
Depreciation expense	7,901	6,255	13,033	3,707	6,814	37,710
Segment earnings from operations	53,879	30,740	70,220	3,038	(22,410)	135,467
Segment assets	291,614	185,818	369,077	98,004	163,166	1,107,679
Capital expenditures	9,622	6,138	13,356	6,698	7,708	43,522

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

	2014
	North	South	West	All Other	Corporate	Total
Net sales to outside customers	$840,277	$611,700	$1,062,565	$145,787	$—	$2,660,329
Intersegment net sales	37,624	20,224	47,737	12,783	—	118,368
Interest expense	—	323	39	—	3,905	4,267
Amortization expense	331	10	1,358	711	—	2,410
Depreciation expense	7,060	5,700	11,029	4,082	6,042	33,913
Segment earnings from operations	32,988	24,474	53,575	3,155	(16,825)	97,367
Segment assets	303,213	201,245	351,557	85,661	82,124	1,023,800
Capital expenditures	10,887	8,875	11,984	3,879	9,680	45,305

In 2016, 2015, and 2014, 20%, 19%, and 17% of net sales, respectively, were to a single customer.

Information regarding principal geographic areas was as follows (in thousands):

	2016		2015		2014
	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets	Net Sales	Long-Lived Tangible Assets
United States	$3,162,331	$280,362	$2,811,359	$244,040	$2,596,278	$242,156
Foreign	78,162	26,106	75,712	15,408	64,051	15,678
Total	$3,240,493	$306,468	$2,887,071	$259,448	$2,660,329	$257,834

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2016	62.6%	37.4%
2015	59.8%	40.2%
2014	58.5%	41.5%

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

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Years Ended
	December 31, 2016	December 26, 2015	December 27, 2014
Value-Added Sales
Trusses – residential, modular and manufactured housing	$334,956	$299,111	$273,605
Fencing	176,668	149,526	143,252
Decking and railing – composite, wood and other	200,004	177,787	141,121
Turn-key framing and installed sales	141,474	129,803	121,434
Industrial packaging and components	391,610	374,030	298,335
Engineered wood products (eg. LVL; i-joist)	76,503	67,804	61,970
In-store fixtures	87,262	—	—
Manufactured brite and other lumber	68,517	59,804	73,261
Wall panels	53,279	46,496	43,751
Outdoor DIY products (eg. stakes; landscape ties)	106,284	56,846	51,710
Construction and building materials (eg. door packages; drywall)	204,732	200,901	191,426
Lattice – plastic and wood	50,556	47,392	40,943
Manufactured brite and other panels	60,753	57,999	69,622
Siding, trim and moulding	66,048	45,215	32,323
Hardware	20,713	17,123	17,265
Manufactured treated lumber	17,412	13,611	12,071
Manufactured treated panels	3,449	5,353	6,042
Other	390	281	248
Total Value-Added Sales	$2,060,610	$1,749,082	$1,578,379

Commodity-Based Sales
Non-manufactured brite and other lumber	469,042	458,023	454,695
Non-manufactured treated lumber	479,333	423,543	389,487
Non-manufactured brite and other panels	238,806	253,678	232,821
Non-manufactured treated panels	30,374	31,789	33,146
Other	12,084	10,978	9,402
Total Commodity-Based Sales	$1,229,639	$1,178,011	$1,119,551
Total Gross Sales	$3,290,249	$2,927,093	$2,697,930
Sales allowances	(49,756)	(40,022)	(37,601)
Total Net Sales	$3,240,493	$2,887,071	$2,660,329

UNIVERSAL FOREST PRODUCTS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

O.	QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 14 and 13 weeks during the years ended December 31, 2016 and December 26, 2015, respectively, (in thousands, except per share data):

	First		Second		Third		Fourth
	2016	2015	2016	2015	2016	2015	2016	2015
Net sales	$682,151	$633,025	$872,093	$838,171	$826,665	$762,275	$859,584	$653,600
Gross profit	102,739	79,582	131,487	112,443	118,054	110,706	122,310	97,173
Net earnings	20,255	10,804	34,237	26,884	28,764	26,883	22,241	20,561
Net earnings attributable to controlling interest	19,212	10,162	33,398	25,976	27,819	25,556	20,750	18,901
Basic earnings per share	0.95	0.51	1.64	1.29	1.36	1.26	1.02	0.93
Diluted earnings per share	0.95	0.51	1.64	1.28	1.36	1.26	1.02	0.93

P.	SUBSEQUENT EVENTS

Subsequent to December 31, 2016, the Company has signed definitive agreements to acquire the operating assets of two businesses. The purchase price for these acquisitions is currently estimated to total approximately $53 million. These acquisitions will be financed from expected operating cash flows and the use of the revolving credit facility.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.  The following table sets forth the range of high and low sales prices as reported by NASDAQ.

Fiscal 2016	High	Low	Fiscal 2015	High	Low
Fourth Quarter	107.09	83.41	Fourth Quarter	77.91	57.68
Third Quarter	109.99	84.77	Third Quarter	64.53	50.82
Second Quarter	91.49	76.65	Second Quarter	58.05	52.98
First Quarter	83.58	61.04	First Quarter	54.48	49.34

There were approximately 1,300 shareholders of record as of February 6, 2017.

We paid dividends on our common stock of $0.42 and $0.45 per share in June and December 2016, respectively.  In June and December 2015, we paid dividends of $0.40 and $0.42 per share, respectively.  We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected.  The graph assumes an investment of $100 on December 31, 2011, and reinvestment of dividends in all cases.

The companies included in our self-determined industry peer group are as follows:

American Woodmark Corporation	Louisiana-Pacific Corporation
Bemis Company, Inc.	Masco Corporation
BlueLinx Holdings, Inc.	NCI Building Systems, Inc.
BMC Stock Holdings, Inc.	Simpson Manufacturing Company,Inc.
Boise Cascade, LLC	Sonoco Products Company
Builders FirstSource, Inc.	Trex Company, Inc.
Gibraltar Industries, Inc.	Westrock Company
Greif Bros. Corporation

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

John M. Engler	Michael R. Cole Chief Financial Officer and Treasurer

Gary F. Goode, CPA Chairman Titan Sales & Consulting, LLC	Allen T. Peters President UFP Western Division, Inc.

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Patrick Benton President UFP Northern Division

Bruce A. Merino	Jonathan West President UFP Southern Division

Mary E. Tuuk Chief Compliance Officer Meijer, Inc.	Robert D. Coleman Executive Vice President Manufacturing

Brian C. Walker Chief Executive Officer Herman Miller, Inc.	C. Scott Greene Executive Vice President Marketing

Michael G. Wooldridge Partner Varnum, LLP	Donald L. James Executive Vice President National Sales

Michael F. Mordell Executive Vice President International Operations

Chad C. Uhlig Eastin Executive Vice President Purchasing

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 18, 2017, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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

Deloitte & Touche LLP
Grand Rapids, MI

TRANSFER AGENT/SHAREHOLDER INQUIRIES

American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address, and dividend payments should be addressed to:

American Stock Transfer & Trust Co.
6201 15th Ave
Brooklyn, NY 11219
Telephone:  (800) 937-5449

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE
Grand Rapids, MI 49525
Telephone:  (616) 364-6161
Facsimile:  (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:

Ashburn, GA	Hudson, NY	Selma, AL
Athena, OR	Hutchinson, MN	Shanghai, China
Auburn, NY	Janesville, WI	Shawnee, OK
Auburndale, FL	Jefferson, GA	Shibuya-ku, Tokyo, Japan
Aurora, CO	Jeffersonville, IN	Sidney, NY
Bangalore, India	Kansas City, MO	Snohomish, WA
Belchertown, MA	Kearneysville, WV	Spring Lake, MI
Berlin, NJ	Kyle, TX	Stanfield, NC
Blanchester, OH	Lacolle, Quebec, Canada	Stockertown, PA
Bomaderry, NSW, Australia	Lafayette, CO	Swindon, Wiltshire, United Kingdom
Bridgeton, MO	Liberty, NC	Tacoma, WA
Burlington, NC	Locust, NC	Thornton, CA
Caldwell, ID	Magna, UT	Turlock, CA
Cedar Hill, TX	McMinnville, OR	Union City, GA
Chaffee, NY	Medley, FL	Warrens, WI
Chandler, AZ	Merciditas, Puerto Rico	Washington, NC
Chesapeake, VA	Mexico City, Mexico	Wenatchee, WA
Chicago, IL	Minneota, MN	White Bear Lake, MN
Chino, CA	Morristown, TN	White Pigeon, MI
Church Hill, TN	Moultrie, GA	Windsor, CO
Columbia, MD	Muscle Shoals, AL	Woodburn, OR
Concord, Ontario, Canada	Nampa, ID	Wujiang City, China
Conway, SC	Naugatuck, CT	Yakima, WA
Cordele, GA	New Delhi, India	Yeerongpilly, QLD, Australia
Dallas, TX	New Hartford, NY
Dayton, OH	New London, NC
Durango, Mexico	New Waverly, TX
Eagan, MN	New Windsor, MD
Earth City, MO	New York, NY
Eatonton, GA	Ontario, CA
Elizabeth City, NC	Ooltewah, TN
Elkhart, IN	Parker, PA
Elkwood, VA	Pearisburg, VA
Embalaje, Mexico	Peru, IL
Erskine Park, NSW, Australia	Plainville, MA
Folkston, GA	Poulsbo, WA
Franklinton, NC	Prairie du Chien, WI
Gilmer, TX	Puyallup, WA
Gordon, PA	Ranson, WV
Grand Rapids, MI	Riverside, CA
Grandview, TX	Saginaw, MI
Granger, IN	Saginaw, TX
Greene, ME	Salina, KS
Haleyville, AL	Salisbury, NC
Hamilton, OH	San Antonio, TX
Harrisonville, MO	Sauk Rapids, MN
Hillsboro, TX	Schertz, TX