Form 10-K, Exhibit 13
period 2017-12-30
UNIVERSAL FOREST PRODUCTS INC
filed 2018-02-28
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

(In thousands, except per share and statistics data)

	2017	2016	2015	2014	2013
Consolidated Statement of Earnings Data
Net sales	$3,941,182	$3,240,493	$2,887,071	$2,660,329	$2,470,448
Gross profit	542,826	474,590	399,904	325,342	280,552
Earnings before income taxes	176,007	160,671	131,002	95,713	70,258
Net earnings attributable to controlling interest	$119,512	$101,179	$80,595	57,551	43,082
Diluted earnings per share	$1.94	$1.65	$1.33	$0.95	$0.72
Dividends per share	$0.320	$0.290	$0.273	$0.203	$0.137
Consolidated Balance Sheet Data
Working capital(1)	$560,241	$484,661	$444,057	$397,546	$357,299
Total assets	1,464,677	1,292,058	1,107,679	1,023,800	916,987
Total debt	146,003	111,693	85,895	98,645	84,700
Shareholders’ equity	974,023	860,466	766,409	699,560	649,734
Statistics
Gross profit as a percentage of net sales	13.8%	14.6%	13.9%	12.2%	11.4%
Net earnings attributable to controlling interest as a percentage of net sales	3.0%	3.1%	2.8%	2.2%	1.7%
Return on beginning equity(2)	13.9%	13.2%	11.5%	8.8%	7.1%
Current ratio(4)	2.85	2.78	3.17	3.27	3.59
Debt to equity ratio(5)	0.15	0.13	0.11	0.14	0.13
Book value per common share(3)	$15.92	$14.10	$12.68	$11.67	$10.86

(1)Current assets less current liabilities.

(2)Net earnings attributable to controlling interest divided by beginning shareholders’ equity.

(3)Shareholders’ equity divided by common stock outstanding.

(4)Current assets divided by current liabilities.

(5)Total debt divided by shareholders’ equity.

Acquisition growth is the primary contributing factor to material increases over the period from 2013 to 2017.  Refer to Note C under the“Notes to the Consolidated Financial Statements” for further discussion on the Company’s business combinations and impact on financials.

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

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company’s reports on Form 10‑K and 10‑Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2017.

OVERVIEW

Our results for 2017 were impacted by the following:

•

Our sales increased almost 22% in 2017 due to a 15% increase in our unit sales and a 7% increase in overall selling prices (see “Historical Lumber Prices”). Our unit sales increased in all three of our markets - retail, industrial, and construction - and were driven by a combination of acquisition and organic growth. Overall, businesses we acquired contributed 11% to our unit sales growth in 2017 (see Note C of the Notes to Consolidated Financial Statements) and we achieved 4% organic unit sales growth.  In 2016, we had 53 weeks in our fiscal year which contributed an additional $60 million of sales compared to 2017, which was a 52 week year (See Note A of the Notes to Consolidated Financial Statements).

•

The Home Improvement Research Institute reported a 5% increase in home improvement sales in 2017. Comparatively, our unit sales to the retail market increased 10% in 2017, including approximately 7% contributed from acquired businesses.

•

Our sales to the industrial market increased 35% in 2017. Businesses we acquired contributed 25% to unit sales growth. Comparatively, the Federal Reserve’s Industrial Production noted that national industrial production increased less than 1% in 2017.

•

National housing starts increased approximately 4% in the period from December 2016 through November 2017, compared to the same period of the prior year (our sales trail housing starts by about a month). Comparatively, our unit sales to residential construction customers increased 7% in 2017.

•

Production of HUD code manufactured homes were up 16% in the period from January through November 2017, compared to the same period of the prior year. Comparatively, our unit sales to the manufactured housing market increased 9% in 2017.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•

Our earnings from operations increased 10.4% to $181.5 million in 2017 from $164.4 million in 2016.  Acquired businesses contributed $6.7 million to our increase, which was below our expectations primarily due to idX.  The remaining $10.4 million, or 6.3%, increase was primarily driven by our organic unit sales growth and a decline in our incentive bonus expense due to a decrease in our return on investment which is a key performance metric for determining incentive bonus payments.

•

Finally, the Tax Act, as defined in Note K to our 2017 Annual Financial Statements, resulted in a $6.4 million decrease to our net deferred tax liability and income taxes in 2017.  Excluding the impact of the Tax Act, our net earnings attributable to controlling interest was $113.1 million, compared to $101.2 million in 2016, an 11.8% increase.

•

Our cash flow from operating activities decreased to $137 million due to an increase in our investment in working capital resulting from higher year over year lumber prices in the fourth quarter of 2017 compared with the fourth quarter of 2016 as presented in the tables below.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2017	2016	2015
January	$356	$316	$379
February	393	310	361
March	401	321	339
April	424	345	334
May	416	356	315
June	399	353	328
July	411	351	346
August	417	367	327
September	416	354	300
October	437	356	308
November	436	346	326
December	433	357	314

Annual average	$412	$344	$331
Annual percentage change	19.8%	3.9%

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprises approximately 44% and 43% of total lumber purchases for 2017 and 2016, respectively.

	Southern Yellow Pine
	Average $/MBF
	2017	2016	2015
January	$397	$358	$411
February	420	357	399
March	433	366	393
April	438	389	400
May	416	397	368
June	399	382	354
July	381	380	344
August	383	391	321
September	387	375	290
October	417	385	318
November	412	387	348
December	418	400	347

Annual average	$408	$381	$358
Annual percentage change	7.1%	6.4%

The significant increases in lumber prices from 2016 to 2017 can primarily be attributed to the following factors:

•

Duties on imported lumber from Canada - The U.S. Department of Commerce has preliminarily determined that subsidies are being provided to producers and exporters of certain softwood lumber products (softwood lumber) from Canada and duties are being assessed ranging from 7% to 23%.

•	Canadian Wildfires - In 2017, British Columbia experienced its worst wildfire season in history which impacted the producers and exporters of lumber products.
•

Hurricanes Irma and Harvey - Caused catastrophic damage in parts of the U.S. and the Caribbean.  The necessity for lumber to prevent and repair hurricane damage resulted in a surge in lumber demand during the third and fourth quarters of 2017.

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market"). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs were 49.1%, 48.4%, and 48.9% of our gross sales in 2017, 2016, and 2015, respectively.

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

•

Products with fixed selling prices. These products include value-added products such as decking and fencing sold to retail building materials customers, as well as trusses, wall panels and other components sold to the residential construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs with our suppliers for these sales commitments. Also, the time period and quantity limitations generally allow us to eventually re-price our products for changes in lumber costs from our suppliers.

•

Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry. For these products, we estimate the customers’ needs and we carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. For these products, our margins are exposed to changes in the trend of lumber prices.

The greatest risk associated with changes in the trend of lumber prices is on the following products:

•

Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 19% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to our higher rate of inventory turnover of these products. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (Please refer to the “Risk Factors” section of our annual report on form 10‑K, filed with the United States Securities and Exchange Commission.)

•

Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices by locking in costs or including re-pricing triggers if lumber prices change in excess of an agreed upon percentage.

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

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As is apparent from the preceding example, the level of lumber prices does not impact our overall profits but does impact our margins. Gross margins and operating margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low. As a result of this factor, we believe it is useful to compare our change in units shipped with our change in gross profits, operating profits, and selling, general, and administrative expenses as a method of evaluating our profitability and efficiency.

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed four business acquisitions during 2017 and six during 2016. The annual historical sales attributable to acquisitions in 2017 and 2016 were approximately $127 million and $362 million, respectively. These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2017 and 2016 are not presented.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Year Ended
	December 30,	December 31,	December 26,
	2017	2016	2015
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	86.2	85.4	86.1
Gross profit	13.8	14.6	13.9
Selling, general, and administrative expenses	9.1	9.6	9.2
Earnings from operations	4.6	5.1	4.7
Other expense (income), net	0.1	0.1	0.2
Earnings before income taxes	4.5	5.0	4.5
Income taxes	1.3	1.7	1.6
Net earnings	3.1	3.3	2.9
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)	(0.2)
Net earnings attributable to controlling interest	3.0%	3.1%	2.8%

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

•	Maximizing unit sales growth while achieving return on investment goals

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
•

Increasing sales of "value-added" products, which primarily consist of fencing, decking, lattice, and other specialty products sold to the retail  market, specialty wood packaging, engineered wood components, customized interior fixtures, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales.

•

Developing new products and expanding our product offering for existing customers. New product sales were $418.4 million in 2017, $338.6 million in 2016, and $298.0 million in 2015 and are presented by market in the table below (in thousands).

	New Product Sales by Market
	Twelve Months Ended
	December 30,	December 31,	December 26,
Market Classification	2017	2016	2015
Retail	$241,009	$191,619	$167,938
Industrial	109,892	97,718	77,723
Construction	67,536	49,290	52,378
Total New Product Sales	418,437	338,627	298,039

Note:  Certain prior year product reclassifications resulted in a decrease and increase in new product sales in 2016 and 2015,        respectively.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Year Ended
	December 30,	%	December 31,	%	December 26,
Market Classification	2017	Change	2016	Change	2015
Retail	$1,493,366	15.4	$1,294,273	13.8	$1,137,109
Industrial	1,334,082	35.4	984,968	10.6	890,179
Construction	1,178,755	15.8	1,018,136	12.5	905,193
Total Gross Sales	4,006,203	21.5	3,297,377	12.4	2,932,481
Sales Allowances	(65,021)	14.3	(56,884)	25.3	(45,410)
Total Net Sales	$3,941,182	21.6	$3,240,493	12.2	$2,887,071

Note: During 2017, certain customers were reclassified to a different market. Prior year information has been restated to reflect these changes.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2017 versus 2016	21.5%	6.6%	14.9%
2016 versus 2015	12.4%	1.2%	11.2%
2015 versus 2014	8.5%	(3.0)%	11.5%

Retail:

Gross sales to the retail market increased over 15% in 2017 compared to 2016 due to a 10% increase in unit sales and a 5% increase in selling prices. Within this market, sales to our big box customers increased 16% while our sales to other retailers increased 14%. Businesses we acquired contributed 7% to our growth, while new products contributed to our 3% organic unit sales growth. Comparatively, our large retail customers reported year over year same store sales growth of approximately 8% during the first nine months of 2017, the latest information available to us.

Gross sales to the retail market increased almost 14% in 2016 compared to 2015 due to a 10% increase in unit sales and a 4% increase in selling prices. Within this market, sales to our big box customers increased 17% while our sales to other retailers increased 10%. Our increase in unit sales primarily consisted of organic growth achieved through a combination of share gains in existing product lines with certain retailers, an improvement in consumer demand, and growth in our new product sales. Our large retail customers reported year over year same store sales growth of approximately 6% during 2016.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Industrial:

Gross sales to the industrial market increased 35% in 2017 compared to 2016, resulting from a 29% increase in overall unit sales and a 6% increase in selling prices. Businesses we acquired contributed 25% to our growth in unit sales. Our organic unit sales growth of 4% was primarily achieved through share gains including adding 390 new customers during the year and increasing the number of locations we serve of existing customers by 142 new stores.

Gross sales to the industrial market increased 11% in 2016 compared to 2015, resulting from a 13% increase in overall unit sales, offset by a 2% decrease in selling prices. Businesses we acquired contributed 10% to our growth in unit sales. Our organic growth in unit sales was 3% as a result of share gains achieved by adding 191 new customers during the year and increasing the number of locations we serve certain large customers. We believe overall market demand decreased in 2016 due, in part, to the strong U.S. dollar which impacted our customers with export sales.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Construction:

Gross sales to the construction market increased almost 16% in 2017 compared to 2016, due to a unit sales increase of 7% and a 9% increase in selling prices. Unit sales increased due to a 7% increase in units shipped to residential construction customers and a 9% increase in shipments to manufactured housing customers while unit sales to commercial construction customers remained flat. Businesses we acquired in 2017 contributed 1% to unit sales growth. Comparatively, the

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Mortgage Bankers Association of America reported year over year national housing starts increased 4%, the commercial construction market increased 3% and the National Association of Home Builders reported industry production of HUD-code homes increased over 15%.

Gross sales to the construction market increased over 12% in 2016 compared to 2015, due to a unit sales increase of 11% and a 1% increase in selling prices. Unit sales increased due to a 17% increase in units shipped to residential construction customers, a 10% increase in shipments to commercial construction customers, and a 5% increase in shipments to manufactured housing customers. Businesses we acquired in 2016 contributed 2% in unit sales growth to manufactured housing customers. Comparatively, the Mortgage Bankers Association of America reported year over year national housing starts increased 5%, the commercial construction market increased 5%, the National Association of Home Builders reported industry production of HUD-code homes increased 14%, and modular home starts decreased 1% in 2016 (the last period reported). The increases in our sales to residential and commercial construction above  nationally recognized market data are primarily due to a combination of increased demand and market share in certain areas of our geographic footprint. Our growth in the manufactured housing market was less than the national average, which was primarily due to a reduction in market share resulting from the loss of certain customers.

Value-Added and Commodity-Based Sales:

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales. Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2017	63.3%	36.7%
2016	62.6%	37.4%
2015	59.8%	40.2%

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage decreased from 14.6% in 2016 to 13.8% in 2017 due, in part, to the high level of lumber prices. This is evident when comparing our increase in gross profits with our increase in units shipped.  Our gross profit dollars increased by over $68 million, or 14%, which is slightly below our 15% increase in unit sales. Our profitability in 2017 was impacted by the following factors:

•

Approximately $8 million, a 5% increase in our gross profit in the retail market, was attributable to our growth in unit sales to that market. Businesses we acquired in 2017 contributed $1.6 million of this increase.  Our increase in gross profit was less than our increase in unit sales as a result of (1) Lumber Market volatility, particularly in the second quarter which is our primary selling season, and (2) the acquisition of Robbins in the first quarter of 2017, which primarily sells lower margin treated lumber products.

•

Our growth in unit sales to the industrial market resulted in a $34 million, or 20%, increase in our gross profit, which was due primarily to businesses we acquired in 2017 and 2016. Our increase in gross profit was less than our increase in unit sales primarily due to the impact of higher lumber prices on our products sold with fixed selling prices.

•

Almost $13 million, or 9%, of our gross profit improvement was due to growth in sales to the residential construction and manufactured housing markets.  Our gross profit increase exceeded our increase in unit sales

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

primarily due to leveraging our fixed manufacturing costs, which helped offset the impact of Lumber Market volatility and higher labor rates and benefit costs.
•

The remaining $13 million increase in our gross profit was due to a variety of factors including favorable labor and overhead cost variances, increases in vendor rebates, and a decrease in customer rebates compared to 2017.

Our gross profit percentage increased from 13.9% in 2015 to 14.6% in 2016. Additionally, our gross profit dollars increased by over $75 million, or 19%, which exceeded our 11% increase in unit sales. The improvement in our profitability in 2016 is attributable to the following factors:

•

Approximately $38 million of the increase was attributable to our growth in unit sales to the retail market and an improvement in margin on those sales. New product sales, effective inventory positioning leading to lower lumber costs, and the favorable impact of selling into a rising lumber market on variable priced products contributed to our margin improvement.

•

Our growth in unit sales to the industrial market and  margin improvement on those sales for most of the year resulted in a $22 million improvement in our gross profit. Businesses we acquired in 2016 contributed $16 million to this increase. The gross margin improvement was attributable to a favorable improvement in our product sales mix of more value-added products.

•

Almost $16 million of our gross profit improvement was due to growth in sales to the residential construction, commercial construction, and manufactured housing markets as our gross margins remained relatively flat.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $52.1 million, or 16.7%, in 2017 compared to 2016, while we reported a 15% increase in unit sales. Acquired businesses contributed $41.0 million to our increase. The remaining increase in SG&A was primarily due to a $11.1 million increase in compensation and related costs resulting from annual raises, greater benefit costs, and hiring additional personnel to support sales growth.  Our annual incentive bonus expense was almost $44 million compared to $45 million last year.  This decrease, in spite of an increase in profits, was due to a decline in our return on investment, a key performance metric for determining incentive compensation bonus payments.

Selling, general and administrative ("SG&A") expenses increased by approximately $45.9 million, or 17%, in 2016 compared to 2015, while we reported an 11% increase in unit sales. Acquired businesses contributed $17 million to this increase. The remaining increase in SG&A was primarily due to an $11 million increase in compensation and benefit costs resulting from annual raises, other cost increases, and hiring additional personnel to support sales growth, and a $14 million increase in incentive compensation expense tied to our return on investment.

INTEREST, NET

Net interest costs were higher in 2017 compared to 2016, due to a higher outstanding balance on our revolving line of credit throughout 2017 as well as an increase in the borrowing rate on our revolving credit facility which is tied to LIBOR.

Net interest costs were lower in 2016 compared to 2015, due to a lower outstanding balance on our revolving line of credit throughout 2016.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes, permanent tax differences, and the impact of the Tax Act in the U.S. Our effective tax rate decreased to 29.5% in 2017 compared to 34.3% in 2016. The decrease in the 2017 tax rate is primarily due to the impact of the Tax Act, which resulted in a $6.4 million reduction in our net deferred tax liability at the end of December 2017.  The remaining decrease was due to increases in tax credits and permanent tax differences.

Our effective tax rate decreased to 34.3% in 2016 compared to 35.0% in 2015.  The decrease in the 2016 tax rate is primarily due to a reduction in our estimated state tax rate.

SEGMENT REPORTING

The following tables present, for the periods indicated, our net sales and earnings from operations by reportable segment (in thousands).

	Net Sales
	December 30,	December 31,	December 26,
	2017	2016	2015	2017 vs 2016	2016 vs 2015
North	$1,133,656	$1,000,426	$922,092	13.3%	8.5%
South	837,370	711,862	656,550	17.6	8.4
West	1,417,924	1,251,093	1,133,398	13.3	10.4
All Other	552,232	277,112	175,031	99.3	58.3
Total	$3,941,182	$3,240,493	$2,887,071	21.6%	12.2%

	Earnings from Operations
	December 30,	December 31,	December 26,
	2017	2016	2015	2017 vs 2016	2016 vs 2015
North	$61,326	$59,408	$53,879	3.2%	10.3%
South	46,646	47,146	30,740	(1.1)	53.4
West	82,465	76,875	70,220	7.3	9.5
All Other	17,296	16,639	3,038	3.9	447.7
Corporate[1]	(26,264)	(35,630)	(22,410)	26.3	(59.0)
Total	$181,469	$164,438	$135,467	10.4	21.4%

1.	Corporate primarily represents over (under) allocated administrative costs and certain incentive compensation expense.

North

	Net Sales of North Segment by Market
	Twelve Months Ended
	December 30,	December 31,	December 26,	% Change	% Change
Market Classification	2017	2016	2015	2017 vs 2016	2016 vs 2015
Retail	$488,871	$467,619	$416,635	4.5	12.2
Industrial	157,365	115,889	118,315	35.8	(2.1)
Construction	510,810	436,928	403,183	16.9	8.4
Total Gross Sales	1,157,046	1,020,436	938,133	13.4	8.8
Sales Allowances	(23,390)	(20,010)	(16,041)	16.9	24.7
Total Net Sales	$1,133,656	$1,000,426	$922,092	13.3	8.5

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net sales attributable to the North reportable segment increased by $133 million, or 13.3%, in 2017, due primarily to the following factors:

•	Acquired operations contributed over $29 million to our growth in sales to the industrial market.
•	Higher lumber prices resulted in an increase in our selling prices.
•	Organic unit sales growth to the industrial and construction markets was offset slightly by a decrease in unit sales to the retail market due to a reduction in demand from certain customers.

Earnings from operations for the North reportable segment increased in 2017 by $1.9 million, or 3.2%, due to an increase in gross profit of $9.2 million, offset by a $7.3 million increase in SG&A expenses compared to last year.  Acquired operations contributed $1.5 million to our operating profits in 2017.  Gross profits and SG&A were impacted by the same factors discussed under “Cost of Goods Sold and Gross Profit” and “Selling, General, and Administrative Expenses.”

Net sales attributable to the North reportable segment increased by 8.5% in 2016, due to increases in sales to our retail and residential construction markets, offset by a decrease in sales to our industrial customers as a result of the same factors discussed under "Gross Sales".

Earnings from operations for the North reportable segment increased in 2016 by $5.5 million, or 10.3%, due to an increase in gross profit of $13.6 million, offset by an  $8.1 million increase in SG&A expenses compared to the prior year.     Additionally, margin improvements were achieved on sales to the retail and industrial markets due to a more favorable product sales mix focused on value-added products.

South

	Net Sales of South Segment by Market
	Twelve Months Ended
	December 30,	December 31,	December 26,	% Change	% Change
Market Classification	2017	2016	2015	2017 vs 2016	2016 vs 2015
Retail	$388,784	$317,242	$288,442	22.6	10.0
Industrial	271,005	246,849	244,380	9.8	1.0
Construction	196,471	161,999	135,512	21.3	19.5
Total Gross Sales	856,260	726,090	668,334	17.9	8.6
Sales Allowances	(18,890)	(14,228)	(11,784)	32.8	20.7
Total Net Sales	$837,370	$711,862	$656,550	17.6	8.4

Net sales attributable to the South reportable segment increased by $125 million, or 17.6%, in 2017, primarily due to the following factors:

•	Acquired operations contributed $88.4 million, $5.0 million, and $6.1 million to our retail, industrial, and construction markets, respectively.
•	Higher lumber prices increased our selling prices.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•

Organic unit sales growth to the construction and industrial markets was offset by a decline in unit sales to the retail market as a result of transferring our import and export business to our International segment and management team.  Our International segment was formed, among other reasons, to gain efficiencies by consolidating our international business into one unit.

Earnings from operations for the South reportable segment decreased in 2017 by $0.5 million, or 1.1%, as the increase in gross profit of $3.9 million was more than offset by a $4.4 million increase in SG&A expenses compared to last year.  Acquired operations contributed $3.5 million to our operating profits in 2017.  Our decline in profitability was due to customer attrition in our East Central and Southeast regions.

Net sales attributable to the South reportable segment increased by 8.4% in 2016, primarily due to an increase in sales to our retail and manufactured housing customers, as a result of the same factors discussed under "Gross Sales".

Earnings from operations for the South reportable segment increased in 2016 by $16.4 million, or 53.4%, due to an increase in gross profit of $17.9 million, offset by a $1.5 million increase in SG&A expenses compared to the prior year.   Additionally, we achieved margin improvements primarily due to improvements in our sales mix of more value-added products and the closure of certain under-performing operations.

West

	Net Sales of West Segment by Market
	Twelve Months Ended
	December 30,	December 31,	December 26,	% Change	% Change
Market Classification	2017	2016	2015	2017 vs 2016	2016 vs 2015
Retail	$439,667	$382,117	$322,215	15.1	18.6
Industrial	524,819	466,209	458,202	12.6	1.7
Construction	470,773	419,205	366,483	12.3	14.4
Total Gross Sales	1,435,259	1,267,531	1,146,900	13.2	10.5
Sales Allowances	(17,335)	(16,438)	(13,502)	5.5	21.7
Total Net Sales	$1,417,924	$1,251,093	$1,133,398	13.3	10.4

Net sales of the West reportable segment increased by $167 million, or 13.3%, in 2017, primarily due to the following factors:

•	Acquired operations contributed $4.9 million, $3.2 million, and $6.8 million to our retail, industrial, and construction markets, respectively.
•	Higher lumber prices increased our selling prices.
•	Organic unit sales growth in each of our markets due to the factors discussed under “Gross Sales”.

Earnings from operations for the West reportable segment increased in 2017 by $5.6 million, or 7.3%, due to an increase in gross profit of $12.1 million, offset by a $6.5 million increase in SG&A expenses compared to last year due to the same factors discussed under “Cost of Goods Sold and Gross Profit” and “Selling, General, and Administrative Expenses.”

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

Earnings from operations for the West reportable segment increased in 2016 by $6.7 million, or 9.5%, due to an increase in gross profit of $15.1 million, offset by a $8.4 million increase in SG&A expenses compared to the prior year.  Our margins increased due to an improvement in our sales mix of value-added products.

All Other

	Net Sales of All Other Segment by Market
	Twelve Months Ended
	December 30,	December 31,	December 26,	% Change	% Change
Market Classification	2017	2016	2015	2017 vs 2016	2016 vs 2015
Retail	$176,043	$127,294	$109,818	38.3	15.9
Industrial	380,892	156,022	69,282	144.1	125.2
Construction	289	3	12	9,533.3	(75.0)
Total Gross Sales	557,224	283,319	179,112	96.7	58.2
Sales Allowances	(4,992)	(6,207)	(4,081)	(19.6)	52.1
Total Net Sales	$552,232	$277,112	$175,031	99.3	58.3

Note that prior years have been restated to reflect the reclassification of captive insurance external revenue from the sales allowances line item into the industrial market.  We believe these amounts to be immaterial to the financial statements.

Our All Other reportable segment consists of our Alternative Materials, International, idX, and certain other segments which are not significant.

Net sales of all other segments increased $275.1 million, or 99.3%, in 2017 primarily due to:

•

Acquired operations, including idX, contributed $196 million to our sales growth to the industrial market.  Additionally, the Mexico reporting unit of our international segment increased its sales to the industrial market.

•	Our increase in sales to the retail market was due to the transfer of our import and export business into our international segment.

Earnings from operations for the All Other reportable segment increased in 2017 by $0.7 million, or 3.9%, due to an increase in gross profit of $46.5 million, offset by a $45.8 million increase in SG&A expenses compared to last year.  Acquired operations increased earnings from operations by $1.7 million in 2017.

Net sales of all other segments increased $102.1 million, or 58.3%, in 2016 primarily due to:

•	The idX acquisition on September 16, 2016, which contributed $87.0 million in sales to the industrial market.
•	An increase in sales by our Alternative Materials operations, primarily due to an increase in market share with certain Big Box retailers.

Earnings from operations for the All Other reportable segment increased in 2016 by $13.6 million, or 448%, due to an increase in gross profit of $23.9 million, offset by a $10.3 million increase in SG&A expenses compared to the prior year.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The increase was primarily due to the idX acquisition’s contribution during the fourth quarter of 2016 and sales growth and operational improvements of our Alternative Materials operations and to a lesser extent the performance of our captive insurance subsidiary, Ardellis.

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases. The following table summarizes our contractual obligations as of December 30, 2017 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and capital lease obligations	$1,290	$62,575	$38,878	$43,260	$146,003
Estimated interest on long-term debt and capital lease obligations	5,239	8,161	6,174	3,393	22,967
Operating leases	19,405	23,154	13,725	17,640	73,924
Capital project purchase obligations	7,743	—	—	—	7,743
Total	$33,677	$93,890	$58,777	$64,293	$250,637

As of December 30, 2017, we also had $26.5 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 30,	December 31,	December 26,
	2017	2016	2015
Cash from operating activities	136,583	172,520	168,796
Cash used in investing activities	(137,659)	(227,657)	(46,636)
Cash from (used in) financing activities	(5,247)	3,211	(33,002)
Effect of exchange rate changes on cash	650	(1,927)	(1,221)
Net change in cash and cash equivalents	(5,673)	(53,853)	87,937
Cash, cash equivalents, and restricted cash, beginning of year	34,489	88,342	405
Cash, cash equivalents, and restricted cash, end of year	$28,816	$34,489	$88,342

In general, we financed our growth in the past through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuance of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization. We believe these financial ratios are among many other important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.

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

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days of sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle increased to 52 days in 2017 from 48 days in 2016.

	Twelve Months Ended
	December 30,	December 31,	December 26,
	2017	2016	2015
Days of sales outstanding	31	31	31
Days supply of inventory	41	38	43
Days payables outstanding	(20)	(21)	(21)
Days in cash cycle	52	48	53

The increase in our days’ supply of inventory was due to idX as its business requires a higher investment in inventory due to the long project lead time of its customers.

Our cash flows from operating activities in 2017 was $136.6 million, which was comprised of net earnings of $124.0 million and $47.7 million of non-cash expenses, offset by a $35.1 million increase in working capital since the end of December 2016. Comparatively, cash generated from operating activities was approximately $172.5 million in 2016, which was comprised of net earnings of $105.5 million, $48.2 million of non-cash expenses, and an $18.8 million decrease in working capital since the end of 2015.

Our cash used in investing activities during 2017 was $137.7 million, which was comprised primarily of purchases of property, plant, and equipment totaling $71.1 million and business acquisitions totaling $60.6 million.   The increase in our capital expenditures in 2017 is primarily due to the additional requirements of our recently acquired operations and an increase in our “expansionary and efficiency” capital expenditures tied to initiatives including new products, value-added product capacity expansion, and automation.  Outstanding purchase commitments on existing capital projects totaled approximately $7.7 million on December 30, 2017.  The sale and purchase of investments totaling $5.1 million and $13.5 million, respectively, are due to investment activity in our captive insurance subsidiary.

In 2016, investments in business acquisitions comprised most of our cash used in investing activities and totaled $172.9 million (which includes $92.8 million paid to retire all of idX's debt and certain other obligations on the acquisition date). Purchases of property, plant, and equipment totaled $53.8 million. Outstanding purchase commitments on existing capital projects totaled approximately $10.1 million on December 31, 2016.

Cash flows from financing activities primarily consisted of net borrowings under our revolving credit facility of approximately $35.6 million, offset by $19.6 million in dividend payments.  We paid a dividend in June at $0.15 per share and December at $0.17 per share after considering the impact of our 3 for 1 stock split on November 14, 2017. Additionally, we had approximately $13.0 million in stock repurchases.  Comparatively in 2016, cash flows from financing activities primarily consisted of net borrowings under our revolving credit facility of approximately $23.7 million, offset by $17.7 million in dividend payments.

On December 30, 2017, we had $59.4 million outstanding on our $295 million revolving credit facility. The revolving credit facility also supports letters of credit totaling approximately $9.8 million on December 30, 2017. As a result, we have approximately $226 million in remaining availability on our revolver. Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were in compliance with all our covenant requirements on December 30, 2017.

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

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. As a result of favorable factors in each of these areas combined with substantial excess equity value over carrying value from the prior year analysis, management has determined that the carryforward method is appropriate to use with the exception of the idX and Australian reporting units where a more in-depth analysis was completed. The discounted cash flow analysis, from prior years, uses the following assumption:  a business is worth today what it can generate in future cash flows; cash received today is worth more than an equal amount of cash received in the future; and future cash flows can be reasonably estimated. The discounted cash flow analysis is based on the present value of projected cash flows and residual values.

As our annual testing date of October 1, 2017, based on the carryforward method and the analysis, the fair values would exceed the carrying values for each of the Company’s reporting units.

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

INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

through a wholly-owned insurance company; the related assets and liabilities of which are included in the consolidated financial statements as of December 30, 2017. Our accounting policies with respect to the reserves are as follows:

•	General liability, automobile, and workers’ compensation reserves are accrued based on third party actuarial valuations of the expected future liabilities.
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

In addition to providing coverage for the Company, our wholly-owned insurance company provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties. As of December 30, 2017, there were 30 such contracts in place. Reserves associated with these contracts were $3.4 million at December 30, 2017 and $2.5 million at December 31, 2016, and are accrued based on third party actuarial valuations of the expected future liabilities.

On April 14, 2017 the U.S. Branch of Ardellis Insurance Ltd. was granted its Certificate of Authority to transact property and casualty insurance lines as an admitted carrier in the State of Michigan.

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

FORWARD OUTLOOK

GOALS

The Company’s goal is to achieve long-term sales growth that exceeds positive U.S. GDP growth by 4 percent to 6 percent.

Our general long-term objectives also include:

•

Achieving sales growth primarily through new product introduction, international business expansion, and gaining additional market share, particularly in our core retail, industrial and commercial construction markets;

•	Identifying new growth opportunities in businesses with adjacencies to our core businesses, primarily through strategic business acquisitions;
•	Increasing our profitability through cost reductions, productivity improvements as volume improves, and a more favorable mix of value-added products; and
•	Earning a return on invested capital in excess of our weighted average cost of capital.

RETAIL MARKET

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 3.7% compounded annual growth rate through 2020.

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

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INDUSTRIAL MARKET

Our goal is to increase our sales of wood and alternative packaging products to a wide variety of industrial and OEM users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market, provides us with growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization. We plan to continue to obtain market share by expanding our manufacturing capacity capabilities and product offerings and increasing the size of our dedicated industrial design and sales personnel. We also plan to pursue strategic acquisition opportunities.

On September 16, 2016, we acquired idX. See Footnote C "Business Combinations" in the Notes to Consolidated Financial Statements. We plan to pursue opportunities to grow this business in the future including strategic acquisition opportunities.

CONSTRUCTION MARKET

The National Association of Home Builders forecasts a 2% increase in manufactured home shipments in 2018 followed by a 6% increase in 2019. We currently supply approximately 40% of the trusses used in manufactured housing and we will strive to maintain our market share of trusses produced for this market.

The Mortgage Bankers Association of America forecasts a 7% increase in national housing starts to an estimated 1.4 million starts in 2018. The National Association of Home Builders forecasts starts of 1.2 million, a 3% increase from 2017. We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate. However, due to our conservative approach to adding capacity to serve this market and focus on managing potential channel conflicts with certain customers, our growth may trail the market in future years.

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

•	Sales mix of value-added and commodity products.
•	Fluctuations in the relative level of the Lumber Market and the trend in the market place of lumber. (See "Impact of the Lumber Market on our Operating Results.")
•	Fuel and transportation costs.
•	Rising labor and benefit costs.
•	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through our continuous improvement, automation, and other initiatives.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased as we have added personnel needed to take advantage of growth opportunities and execute our initiatives designed to increase our sales of new products and improve our sales mix of value-added products. We anticipate our trend of increases in these costs will continue in 2018; however, our objective to reduce these costs as a percentage of sales (assuming lumber prices remain stable) as we grow as a result of fixed costs and through the improved productivity of our people. In addition, bonus and other incentive expenses for all salaried and sales employees is based on our profitability and the effective management of our assets and will continue to fluctuate based on our results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

•	Our growth in sales to the industrial market and the construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design and engineering requirements.
•	Sales of new products which generally require higher development, marketing, advertising, and other selling costs.
•	Our incentive compensation programs which is tied to gross profits, pre-bonus earnings from operations and return on investment.
•	Our growth and success in achieving continuous improvement objectives designed to improve our productivity and leveraging our fixed costs.

INCOME TAXES

We anticipate an additional 4.5% in our overall effective tax rate in 2018 from 2017 to approximately 25%, which is driven primarily by a reduction in the U.S. corporate federal tax rate from 35% to 21% as a result of the Tax Act.

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

In January 2018, we sold real estate in Medley, Florida, and received $36 million of pretax proceeds and recognized a $7 million pretax gain.  We are currently evaluating purchases of other real estate, including replacement capacity of our Medley plant, which will qualify as a like-kind exchange for U.S. tax purposes and allow us to defer the $25 million tax gain from the sale.

Additionally, management expects to spend approximately $85 million on capital expenditures, incur depreciation of approximately $50 million, and incur amortization and other non-cash expenses of approximately $8 million in 2018.

On December 30, 2017, we had outstanding purchase commitments on capital projects of approximately $8 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We have no present plan to change our dividend policy, which was recently increased by 13% to a semi-annual rate of $0.17 per share. Our dividend rates are reviewed and approved at our April and October board meetings and payments are made in June and December of each year.

We have a share repurchase program approved by our Board of Directors, and as of December 30, 2017, we have authorization to buy back approximately 2.7 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

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

We assessed the effectiveness of our internal control over financial reporting as of December 30, 2017, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework)  (“COSO”). Based on that evaluation, management has concluded that as of December 30, 2017, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

February 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Forest Products, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Forest Products, Inc. and subsidiaries (the “Company”) as of December 30, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 30, 2017, of the Company and our report dated February 28, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

February 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Forest Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 30, 2017 and December 31, 2016, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 30, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2017 and December 31, 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2018, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

February 28, 2018

We have served as the Company's auditor since 2014.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
	December 30,	December 31,
	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$28,339	$34,091
Investments	11,269	10,348
Restricted cash	477	398
Accounts receivable, net	327,751	282,253
Inventories:
Raw materials	234,354	198,954
Finished goods	225,954	198,273
Total inventories	460,308	397,227
Refundable income taxes	7,228	11,459
Other current assets	28,115	20,662
TOTAL CURRENT ASSETS	863,487	756,438
DEFERRED INCOME TAXES	1,865	1,546
RESTRICTED INVESTMENTS	8,359	—
OTHER ASSETS	7,368	8,617
GOODWILL	212,644	198,535
INDEFINITE-LIVED INTANGIBLE ASSETS	7,415	2,340
OTHER INTANGIBLE ASSETS, NET	34,910	26,731
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	134,916	124,316
Building and improvements	213,384	204,586
Machinery and equipment	372,628	332,397
Furniture and fixtures	25,251	22,570
Construction in progress	16,922	15,593
PROPERTY, PLANT AND EQUIPMENT,GROSS	763,101	699,462
Less accumulated depreciation and amortization	(434,472)	(401,611)
PROPERTY, PLANT AND EQUIPMENT, NET	328,629	297,851
TOTAL ASSETS	$1,464,677	$1,292,058
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Cash overdraft	$25,851	$19,761
Accounts payable	140,106	124,660
Accrued liabilities:
Compensation and benefits	97,556	92,441
Other	38,404	32,281
Current portion of long-term debt	1,329	2,634
TOTAL CURRENT LIABILITIES	303,246	271,777
LONG-TERM DEBT	144,674	109,059
DEFERRED INCOME TAXES	14,079	20,817
OTHER LIABILITIES	28,655	29,939
TOTAL LIABILITIES	490,654	431,592
SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 80,000,000; issued and outstanding, 61,191,888 and 61,026,207	61,192	61,026
Additional paid-in capital	161,928	144,649
Retained earnings	736,212	649,135
Accumulated other comprehensive income	144	(5,630)
Total controlling interest shareholders’ equity	959,476	849,180
Noncontrolling interest	14,547	11,286
TOTAL SHAREHOLDERS’ EQUITY	974,023	860,466
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,464,677	$1,292,058

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)
	Year Ended
	December 30,	December 31,	December 26,
	2017	2016	2015
NET SALES	$3,941,182	$3,240,493	$2,887,071
COST OF GOODS SOLD	3,398,356	2,765,903	2,487,167
GROSS PROFIT	542,826	474,590	399,904
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	362,220	310,152	264,265
NET (GAIN) LOSS ON DISPOSITION OF ASSETS	(863)	—	172
EARNINGS FROM OPERATIONS	181,469	164,438	135,467
INTEREST EXPENSE	6,218	4,575	5,133
INTEREST INCOME	(731)	(541)	(294)
EQUITY IN EARNINGS OF INVESTEE	(25)	(267)	(374)
	5,462	3,767	4,465
EARNINGS BEFORE INCOME TAXES	176,007	160,671	131,002
INCOME TAXES	51,967	55,174	45,870
NET EARNINGS	124,040	105,497	85,132
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,528)	(4,318)	(4,537)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$119,512	$101,179	$80,595

EARNINGS PER SHARE - BASIC	$1.95	$1.66	$1.33
EARNINGS PER SHARE - DILUTED	$1.94	$1.65	$1.33

OTHER COMPREHENSIVE INCOME:
OTHER COMPREHENSIVE GAIN (LOSS)	6,130	(2,703)	(7,257)
COMPREHENSIVE INCOME	130,170	102,794	77,875
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,884)	(2,660)	(3,213)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$125,286	$100,134	$74,662

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)
	Controlling Interest Shareholders’ Equity
				Accumulated
		Additional		Other	Employees
	Common	Paid-In	Retained	Comprehensive	Stock Notes	Noncontrolling
	Stock	Capital	Earnings	Earnings	Receivable	Interest	Total
Balance at December 27, 2014	$59,952	$122,515	$502,334	$1,348	$(455)	$13,866	$699,560
Net earnings			80,595			4,537	85,132
Foreign currency translation adjustment				(5,892)		(1,324)	(7,216)
Unrealized gain (loss) on investment				(41)			(41)
Noncontrolling interest associated with business acquisitions						1,019	1,019
Distributions to noncontrolling interest						(3,188)	(3,188)
Purchases of noncontrolling interest					—	(1,256)	(1,256)
Cash dividends - $0.133 & $0.140 per share - semiannually			(16,507)				(16,507)
Issuance of 90,639 shares under employee stock plans	91	984					1,075
Issuance of 226,812 shares under stock grant programs	227	1,685					1,912
Issuance of 195,162 shares under deferred compensation plans	195	(195)					—
Repurchase of 40,839 shares	(40)	26	(786)		304		(496)
Tax benefits from non-qualified stock options exercised		370					370
Expense associated with share-based compensation arrangements		1,846					1,846
Accrued expense under deferred compensation plans		4,048					4,048
Payments received on employee stock notes receivable					151		151
Balance at December 26, 2015	$60,425	$131,279	$565,636	$(4,585)	$—	$13,654	$766,409
Net earnings			101,179			4,318	105,497
Foreign currency translation adjustment				(1,316)		(1,658)	(2,974)
Unrealized gain (loss) on investment				271			271
Noncontrolling interest associated with business acquisitions						—	—
Distributions to noncontrolling interest						(3,280)	(3,280)
Net purchase and dissolution of noncontrolling interest		856				(1,748)	(892)
Cash dividends - $0.140 & $0.150 per share - semiannually			(17,680)				(17,680)
Issuance of 20,439 shares under employee stock plans	21	515					536
Issuance of 407,271 shares under stock grant programs	407	4,890					5,297
Issuance of 173,370 shares under deferred compensation plans	173	(173)					—
Expense associated with share-based compensation arrangements		2,208					2,208
Accrued expense under deferred compensation plans		5,074					5,074
Balance at December 31, 2016	$61,026	$144,649	$649,135	$(5,630)	$—	$11,286	$860,466
Net earnings			119,512			4,528	124,040
Foreign currency translation adjustment				5,070		356	5,426
Unrealized gain (loss) on investment & foreign currency				704			704
Distributions to noncontrolling interest						(4,032)	(4,032)
Additional purchases of noncontrolling interest						2,409	2,409
Net purchase and dissolution of noncontrolling interest						—	—
Cash dividends - $0.150 & $0.170 per share - semiannually			(19,607)				(19,607)
Issuance of 23,691 shares under employee stock plans	24	637					661
Issuance of 428,622 shares under stock grant programs	429	5,769					6,198
Issuance of 159,108 shares under deferred compensation plans	159	(159)					—
Repurchase of 445,740 shares	(446)	297	(12,828)				(12,977)
Expense associated with share-based compensation arrangements		3,618					3,618
Accrued expense under deferred compensation plans		7,117					7,117
Balance at December 30, 2017	$61,192	$161,928	$736,212	$144	$—	$14,547	$974,023

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended
	December 30,	December 31,	December 26,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$124,040	$105,497	$85,132
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	48,536	40,823	37,710
Amortization of intangibles	4,860	2,795	3,531
Expense associated with share-based and grant compensation arrangements	3,805	2,335	1,955
Expense tax benefits from share-based compensation arrangements	—	—	(33)
Deferred income taxes (credits)	(8,629)	2,464	(1,369)
Equity in earnings of investee	(25)	(267)	(374)
Net (gain) loss on disposition of assets	(863)	—	172
Changes in:
Accounts receivable	(30,787)	(5,119)	(26,007)
Inventories	(49,262)	(3,245)	34,139
Accounts payable and cash overdraft	21,159	11,259	4,798
Accrued liabilities and other	23,749	15,978	29,142
NET CASH FROM OPERATING ACTIVITIES	136,583	172,520	168,796
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(71,116)	(53,762)	(43,522)
Proceeds from sale of property, plant and equipment	2,919	3,126	2,843
Acquisitions, net of cash received	(60,587)	(80,077)	(2,505)
Repayments of debt of acquiree	—	(92,830)	—
Purchase and dissolution of remaining noncontrolling interest in subsidiary	—	(892)	(1,256)
Advances of notes receivable	(234)	(6,012)	(6,994)
Collections on notes receivable	1,509	7,899	11,446
Purchases of investments	(13,518)	(5,666)	(7,858)
Proceeds from sale of investments	5,103	2,568	1,115
Other	(1,735)	(2,011)	95
NET CASH USED IN INVESTING ACTIVITIES	(137,659)	(227,657)	(46,636)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	758,287	131,002	297,711
Repayments under revolving credit facilities	(722,725)	(107,294)	(311,271)
Borrowings of debt	8,525	—	—
Repayment of debt	(13,347)	—	—
Proceeds from issuance of common stock	660	536	1,074
Dividends paid to shareholders	(19,607)	(17,680)	(16,507)
Distributions to noncontrolling interest	(4,032)	(3,280)	(3,188)
Repurchase of common stock	(12,977)	—	(800)
Other	(31)	(73)	(21)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	(5,247)	3,211	(33,002)
Effect of exchange rate changes on cash	650	(1,927)	(1,221)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,673)	(53,853)	87,937
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	34,489	88,342	405
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$28,816	$34,489	$88,342

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents, beginning of period	$34,091	$87,756	$-
Restricted cash, beginning of period	398	586	405
Cash, cash equivalents, and restricted cash, beginning of period	$34,489	$88,342	$405

Cash and cash equivalents, end of period	$28,339	$34,091	$87,756
Restricted cash, end of period	477	398	586
Cash, cash equivalents, and restricted cash, end of period	$28,816	$34,489	$88,342

SUPPLEMENTAL INFORMATION:
Interest paid	$6,020	$4,550	$5,118
Income taxes paid	56,663	57,311	42,767
NON-CASH INVESTING ACTIVITIES
Notes receivable exchanged for property	—	—	389
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$5,116	$4,353	$3,461
Property exchanged for notes receivable	—	—	300
Acquisition earnout and noncompete adjustment prior to final purchase accounting	—	—	14,195

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We design, manufacture and market wood and wood-alternative products for large home centers and other retailers; structural lumber, engineered wood components, framing services, and other products for the construction market; specialty wood packaging, components, packing materials, and other wood-based products for various industries; and design, manufacture, and install customized interior fixtures used in retail and commercial structures for various markets.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2017, 2016, and 2015 relate to the fiscal years ended December 30, 2017, December 31, 2016, and December 26, 2015, respectively. Fiscal year 2016 was comprised of 53 weeks, which contributed an additional $60 million in sales in 2016 compared to fiscal years 2017 and 2015, which were comprised of 52 weeks.

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

Restricted cash consists of amounts required to be held for loss funding totaling $0.5 million and $0.4 million as of December 30, 2017 and December 31, 2016, respectively.

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2016-18, “Statement of Cash Flows (Topic 230)” (ASU 2016-18). Under ASU 2016-18, an entity will be required to explain changes in the statement of cash flows during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents.  Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.  The amendments in this update should be applied using retrospective transition method to each period presented.  Companies are required to adopt the new standard for fiscal years beginning after December 15, 2017. Early adoption of ASU 2016-18 is permitted, including adoption in an interim period. The Company has early adopted this standard during the first quarter of 2017.

INVESTMENTS

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

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 30,2017:
Allowance for possible losses on accounts receivable	$2,845	$28,102	$(28,523)	$2,424
Year Ended December 31, 2016:
Allowance for possible losses on accounts receivable	$2,672	$28,405	$(28,232)	$2,845
Year Ended December 26, 2015:
Allowance for possible losses on accounts receivable	$2,390	$20,538	$(20,256)	$2,672

*Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $4.8 million and $6.0 million as of December 30, 2017 and December 31, 2016, respectively. All amounts are expected to be collected within 18 months. Concentration of accounts receivable related to our largest customer totaled $55.9 million and $34.0 million as of December 30, 2017 and December 31, 2016, respectively.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a weighted average basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale. We have inventory on consignment at customer locations valued at $14.8 million as of December 30, 2017 and $12.2 million as of December 31, 2016.

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

LEASES

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2016‑02, “Leases (Topic 842)” (ASU 2016‑02). Under ASU 2016‑02, an entity will be required to recognize assets and liabilities for the rights and obligations created by leases on the entity’s balance sheet for both finance and operating leases. For leases with a term of 12 months or less, an entity can elect to not recognize lease assets and lease liabilities and expense the lease over a straight-line basis for the term of the lease. ASU 2016‑02 will require new disclosures that depict the amount, timing, and uncertainty of cash flows pertaining to an entity’s leases. Companies are required to adopt the new standard for annual and interim periods beginning after December 15, 2018. Early adoption of ASU 2016‑02 is permitted. The FASB has tentatively decided to amend certain aspects of its new leasing standard in an attempt to provide a relief from implementation costs.  Specifically, entities may elect not to restate their comparative periods in the period of adoption when transitioning to the new standard.  The Company plans to continue to evaluate the effect of the new leasing guidance in 2018; therefore, the quantitative impact has not yet been determined however the Company anticipates only a balance sheet impact.

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

INSURANCE RESERVES

Our wholly-owned insurance company, Ardellis Insurance Ltd.(“Ardellis”), was incorporated on April 21, 2001 under the laws of Bermuda and is licensed as a Class 3A insurer under the Insurance Act 1978 of Bermuda.  On April 14, 2017 the U.S. Branch of Ardellis Insurance Ltd. was granted its Certificate of Authority to transact property and casualty insurance lines as an admitted carrier in the State of Michigan.

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 30, 2017 and December 31, 2016. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties. As of December 30, 2017, Ardellis had 30 such contracts in place. Reserves associated with these contracts were $3.4 million at December 30, 2017 and $2.5 million at December 31, 2016, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

REVENUE RECOGNITION

On May 28, 2014, the FASB issued ASU No. 2014‑09 (Accounting Standard Codification 606), Revenue from Contracts with Customers, which will replace most existing revenue recognition guidance in U.S. GAAP. The core principle of the ASU is that an entity should recognize revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The Company is currently finalizing its evaluation of the impact of adopting this new guidance, which is not expected to materially impact the Company's financial condition or results of operations. The five-step model has been applied to existing contracts with customers, and based upon this review, the Company does not expect the adoption of ASU 2014-09 to have a material quantitative impact on its consolidated financial statements, as the timing of revenue recognition for product sales will continue to occur at the point of shipment. Other types of revenue, such as installation and framing, which are immaterial to our total revenue, will continue to be recognized over the appropriate period of time.  As required by the standard, the Company expects to make additional disclosures related to the nature, timing and uncertainty of revenue and cash flows arising from contracts with customers. The Company will adopt this standard in the first quarter of fiscal year 2018 using the modified retrospective.

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

The following table presents the balances of percentage-of-completion accounts on December 30, 2017 and December 31, 2016 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	December 30,	December 31,
	2017	2016
Cost and Earnings in Excess of Billings	$5,005	$2,573
Billings in Excess of Cost and Earnings	4,435	4,748

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands), which incorporate the retroactive effect of the Company’s 3 for 1 stock split:

	December 30,	December 31,	December 26,
	2017	2016	2015
Numerator:
Net earnings attributable to controlling interest	$119,512	$101,179	$80,595
Adjustment for earnings allocated to non-vested restricted common stock	(2,225)	(1,595)	(1,059)
Net earnings for calculating EPS	$117,287	$99,584	$79,536
Denominator:
Weighted average shares outstanding	61,416	61,089	60,552
Adjustment for non-vested restricted common stock	(1,143)	(963)	(795)
Shares for calculating basic EPS	60,273	60,126	59,757
Effect of dilutive stock options	90	99	108
Shares for calculating diluted EPS	60,363	60,225	59,865
Net earnings per share:
Basic	$1.95	$1.66	$1.33
Diluted	$1.94	$1.65	$1.33

No options were excluded from the computation of diluted EPS for 2017, 2016, or 2015.

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

B.FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows:

	December 30, 2017			December 31, 2016
	Quoted	Prices with		Quoted	Prices with
	Prices in	Other		Prices in	Other
	Active	Observable		Active	Observable
	Markets	Inputs		Markets	Inputs
(in thousands)	(Level 1)	(Level 2)	Total	(Level 1)	(Level 2)	Total
Money market funds	$64	$3,071	$3,135	$64	$178	$242
Fixed income funds	1,182	6,974	8,156	1,676	2,592	4,268
Equity securities	10,710	—	10,710	5,609	—	5,609
Mutual funds:
Domestic stock funds	367	—	367	760	—	760
International stock funds	91	—	91	72	—	72
Target funds	270	—	270	235	—	235
Bond funds	209	—	209	201	—	201
Total mutual funds	937	—	937	1,268	—	1,268
Total	$12,893	$10,045	$22,938	$8,617	$2,770	$11,387
Assets at fair value	$12,893	$10,045	$22,938	$8,617	$2,770	$11,387

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

During 2017, our wholly-owned captive, Ardellis Insurance Ltd. (“Ardellis”) transferred $4.1 million in fixed income securities from its Investment Account and purchased an additional $4.1 million in fixed income securities which are held in a newly formed collateral trust account in line with regulatory requirements in the State of Michigan to allow Ardellis to act as an admitted carrier in the State.  These funds are intended to safeguard the insureds of the Michigan Branch of Ardellis.  The funds are classified as “Restricted Investments”.

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $18.9 million as of December 30, 2017, consisting of mutual funds, domestic and international stocks, and fixed income bonds.

Ardellis’ available for sale investment portfolio consists of the following:

	December 30,2017			December 31,2016
		Unrealized			Unrealized
	Cost	Gain/(Loss)	Fair Value	Cost	Gain/(Loss)	Fair Value
Fixed Income	$8,170	$(14)	$8,156	$4,310	$(43)	$4,267
Equity	9,185	1,524	10,709	5,181	428	5,609
Mutual Funds	—	—	—	481	(9)	472
Total	$17,355	$1,510	$18,865	$9,972	$376	$10,348

Our Fixed Income investments consist of short, intermediate, and long term bonds, as well as fixed blend bonds. Within the fixed income investments, we maintain a specific mixture of US treasury notes, US agency mortgage backed securities, private label mortgage backed securities, and various corporate securities. Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. The net pre-tax unrealized gain was $1.5 million. Carrying amounts above are recorded in the investments and restricted investments line items within the balance sheet as of December 30, 2017. During 2017, Ardellis reported a net realized gain of $256 thousand which was recorded in interest income on the statement of earnings.

C.BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2017 and 2016, which were accounted for using the purchase method (in thousands).

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	October 16, 2017	$931 cash paid for 100% asset purchase	$909	$22	All Other
Silverwater Box

A manufacturer and distributor of total packaging solutions in timber, plastic, steel, fiberglass, and cardboard.  Silverwater Box has annual sales of approximately $2.8 million.  The acquisition of Silverwater Box allows us to make progress on our goal of becoming a global provider of packaging solutions.

	May 26, 2017	$5,042 cash paid for 100% asset purchase	$4,880	$162	South
Go Boy Pallets, LLC ("Go Boy")

A manufacturer and distributor of industrial pallets and packaging in Georgia and North Carolina.  Go Boy has annual sales of approximately $8 million.  The acquisition of Go Boy enabled us to expand our industrial packaging product offering and lumber sourcing in this region.

	March 6, 2017	$31,818 cash paid for 100% asset purchase	$7,653	$24,165	South
Robbins Manufacturing Co. ("Robbins")

A manufacturer of treated wood products with facilities in Florida, Georgia, and North Carolina.  Robbins has annual sales of approximately $86 million.  The acquisition of Robbins allowed us to expand our presence in this region and serve customers more cost effectively.

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	March 6, 2017	$22,789 cash paid for 100% asset purchase	$14,341	$8,448	North
Quality Hardwood Sales, LLC ("Quality")

A manufacturer and supplier of hardwood products, including components of cabinets used in homes and recreational vehicles.  Quality has annual sales of approximately $30 million.  The acquisition of Quality enabled us to expand our product offering to include hardwood-based products.

	November 29, 2016	$9,449 cash paid for 100% stock purchase	$8,553	$896	All Other
The UBEECO Group Pty. Ltd. ("Ubeeco")

A manufacturer and distributor of a variety of wood packaging and alternative material products, including boxes, crates, pallets, skids, protective packaging, packaging accessories and loose lumber. Ubeeco has annual sales of approximately $20 million.  The acquisition of Ubeeco allows us to make progress on our goal of becoming a global provider of packaging solutions.

	September 16, 2016	$66,691 cash paid for 100% stock purchase which includes $11,337 in net cash received. Also, paid $86,294 to retire outstanding debt and $6,536 of certain other obligations.	$17,455	$49,236	All Other
idX Holdings, Inc. ("idX")

A designer, manufacturer, and installer of customized interior fixtures and related products used in a variety of commercial structures.  idX had annual sales of $300 million.  The acquisition of idX enables us to enhance our design, product and service offering to become a tier 1 supplier of interior fixtures to retail customers, and continue to use idX's capabilities to continue to develop new markets for growth.  Our goal is to achieve long-term synergies, including:

	a.	Eliminating redundant administrative support costs.
	b.	Using the scale advantage of the Company to reduce material costs of common raw materials.
	c.	Utilizing manufacturing capacity of certain existing locations to supply idX.
	d.	Utilizing idX’s international footprint to identify sourcing opportunities for certain products.
	e.	Cross selling one another’s products and services with our respective customers.
	f.	Collaborating on new product development.
	July 29, 2016	$1,246 cash paid for asset purchase	$405	$841	North
Seven D Truss, L.P.

A manufacturer and distributor of roof and floor trusses. 7D had annual sales of approximately $4.0 million.  The acquisition of 7D gave us the opportunity to consolidate operations with our Gordon, Pennsylvania location.

	June 30, 2016	$10,787 cash paid for 100% stock purchase plus $500 holdback.	$6,817	$4,248	West
Idaho Western, Inc. ("IWI")

A supplier of products ranging from lumber and plywood to siding and doors. IWI had annual sales of approximately $21 million.  The acquisition of IWI allowed us to expand our presence in Boise, Idaho and consolidate with our Rapid Wood operations.

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	November 24, 2014 (majority interest) April 15, 2016 (minority interest)	$7,506 November 24, 2014 cash paid for controlling interest and $1,877 cash paid for noncontrolling asset purchase	$7,885	$1,498	West
Packnet Ltd ("Packnet")	A supplier of industrial packaging and services based in Eagan, MN. Packnet had annual sales of $9.6 million. The acquisition of Packnet gave us the opportunity to expand our presence in the region.
	April 15, 2016	$1,682 cash paid for asset purchase plus $205 assumed liability	$—	$1,887	North
Capital Components & Millwork, Inc. ("CCM")

A producer of doors and trim for customers in the greater Washington, D.C., metro area and Virginia. CCM had approximately $16.6 million in annual sales.  The acquisition of CCM allowed us to expand our product offering in the Washington, D.C. area.

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2017, excluding Silverwater Box.

At December 30, 2017, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-				Goodwill -
	Compete	Customer			Tax
	Agreements	Relationships	Tradename	Goodwill	Deductible
Silverwater Box	$—	$—	$—	$909	$—
Go Boy	225	4,655	—	—	4,880
Robbins	560	3,530	450	3,113	7,653
Quality	830	5,720	400	7,391	14,341
Ubeeco	183	3,847	575	3,948	—
idX	2,630	—	4,500	10,325	—
7D	405	—	—	—	405
IWI	—	2,570	1,070	3,177	—

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2017 and 2016 are not presented.

E.GOODWILL AND OTHER INTANGIBLE ASSETS

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

The changes in the net carrying amount of goodwill by reporting segment for the years ended December 30, 2017 and December 31, 2016, are as follows (in thousands):

	North	South	West	All Other	Total
Balance as of December 26, 2015	43,253	43,625	84,553	9,559	180,990
2016 Acquisitions	—	—	3,177	14,329	17,506
Foreign Exchange, Net	133	—	—	(94)	39
Balance as of December 31, 2016	43,386	43,625	87,730	23,794	198,535
2017 Acquisitions	7,391	3,113	—	909	11,413
Foreign Exchange, Net	350	—	—	2,346	2,696
Balance as of December 30, 2017	$51,127	$46,738	$87,730	$27,049	$212,644

Indefinite-lived intangible assets totaled $7.4 million and $2.3 million as of December 30, 2017 and December 31, 2016 related to the idX, International, and Consumer Products reporting units which is included in the All Other reportable segment.

The following amounts were included in other amortizable intangible assets, net as of December 30, 2017 and December 31, 2016 (in thousands):

	2017		2016
		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization
Non-compete agreements	$9,841	$(4,208)	$5,411	$(1,954)
Customer relationships	31,630	(5,986)	25,503	(4,351)
Licensing agreements	4,589	(3,450)	4,589	(2,991)
Patents	792	(254)	704	(180)
Tradename	2,420	(464)	—	—
Total	$49,272	$(14,362)	$36,207	$(9,476)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Weighted Average
Intangible Asset Type	Estimated Useful Life	Amortization Period
Non-compete agreements	5 to 15 years	7.1 years
Customer relationship	5 to 15 years	13.5 years
Licensing agreements	10 years	10 years
Tradename (amortizable)	5 to 15 years	12.9 years

Amortization expense of intangibles totaled $4.9 million, $2.8 million and $3.5 million in 2017, 2016 and 2015, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2018	$4,879
2019	4,264
2020	3,234
2021	2,979
2022	2,676
Thereafter	16,878
Total	$34,910

F.DEBT

On December 17, 2012, we entered into an unsecured Note Purchase Agreement (the "Agreement") under which we issued our 3.89% Series 2012 A Senior Notes, due December 17, 2022, in the aggregate principal amount of $35 million and our 3.98% Series 2012 B Senior Notes, due December 17, 2024, in the aggregate principal amount of $40 million. Proceeds from the sale of the Series A Senior Notes and Series B Senior Notes were used to repay amounts due on our existing Series 2002‑A Senior Notes, Tranche B totaling $40 million and our revolving credit facility.

On November 3, 2014, the Company entered into a five-year, $295 million unsecured revolving credit facility with a syndicate of U.S. banks led by JPMorgan Chase Bank, N.A., as administrative agent and Wells Fargo Bank, N.A., as syndication agent. The facilities include up to $45 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, pounds Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. This facility replaced our $265 million unsecured revolving credit facility. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. The Company is charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 15 to 32.5 basis points, also determined based upon the Company’s performance. The facility fee is payable quarterly in arrears.

Outstanding letters of credit extended on our behalf on December 30, 2017 and December 31, 2016 aggregated $26.5 million and $25.5 million; respectively, which includes approximately $9.8 million related to industrial development revenue bonds. The Company had an outstanding balance of $59.4 million and 23.9 million on its revolver at December 30, 2017, and December 31, 2016, respectively.   After considering letters of credit, the Company had $225.7 million and $261.3 million in remaining availability on its revolver on December 30, 2017, and December 31, 2016, respectively.  Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Letters of credit have one year terms and include an automatic renewal clause. The letters of credit related to industrial development revenue bonds are charged an annual interest rate of 110 basis points, based upon our financial performance. The letters of credit related to workers’ compensation are charged an annual interest rate of 75 basis points.

Long-term debt obligations are summarized as follows on December 30, 2017 and December 31, 2016 (amounts in thousands):

	2017	2016
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	$35,000	$35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $295 million due on November 3, 2019, interest payable monthly at a floating rate (2.41% on December 30, 2017 and 1.67% on December 31, 2016)	59,422	23,860
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (1.08% on December 30, 2017 and 0.52% on December 31, 2016)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (1.14% on December 30, 2017 and 0.59% on December 31, 2016)	2,700	2,700
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (1.13% on December 30, 2017 and 0.57% on December 31, 2016)	3,700	3,700
Capital leases and foreign affiliate debt	2,058	3,336
	146,180	111,896
Less current portion	(1,329)	(2,634)
Less debt issuance costs	(177)	(203)
Long-term portion	$144,674	$109,059

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants. We were within all of our lending requirements on December 30, 2017 and December 31, 2016.

On December 30, 2017, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2018	$1,329
2019	59,737
2020	2,891
2021	135
2022	38,788
Thereafter	43,300
Total	$146,180

On December 30, 2017, the estimated fair value of our long-term debt, including the current portion, was $148.0 million, which was $1.8 million more than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

G.LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable operating leases on December 30, 2017 are as follows (in thousands):

Operating
Leases
2018	$19,405
2019	13,187
2020	9,967
2021	7,778
2022	5,947
Thereafter	17,640
Total minimum lease payments	$73,924

Rent expense was approximately $22.3 million, $10.5 million, and $6.3 million in 2017, 2016, and 2015, respectively.

H.DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.0 million and $2.4 million on December 30, 2017 and December 31, 2016, respectively, and are included "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $1.0 million and $0.9 million on December 30, 2017 and December 31, 2016 respectively, and are included in "Other Assets."  Related liabilities totaled $22.6 million and $17.4 million on December 30, 2017 and December 31, 2016, respectively, and are included in "Other Liabilities" and "Shareholders’ Equity."  Assets associated with the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

I.COMMON STOCK

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

In April 1994, our shareholders approved the Directors’ Retainer Stock Plan ("Stock Retainer Plan"). In April 2007, our shareholders authorized additional shares to be issued pursuant to this plan. The Stock Retainer Plan allows eligible members of the Board of Directors to defer the cash portion of their retainer and committee fees and receive shares of our stock at the time of or following their retirement, disability or death. The number of shares to be received is equal to the amount of the cash portion of their retainer and committee fees deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock. We recognized expense for this plan of $1.7 million in 2017, $0.7 million in 2016, and $0.6 million in 2015. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock.

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

On October 18, 2017, the Board of Directors approved a three-for-one split of the Company's outstanding shares of common stock effected as a stock dividend.  On November 14, 2017, shareholders of record as of October 31, 2017, received two additional shares for each share held on the record date.

There is no unrecognized compensation expense remaining for stock options in 2017, 2016, and 2015.

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

				Weighted-
			Unrecognized	Average
		Weighted-	Compensation	Period to
	Restricted	Average Grant	Expense	Recognize
	Awards	Date Fair Value	(in millions)	Expense
Nonvested at December 27, 2014	771,258	12.13	1.7	1.81 years
Granted	228,963	18.00
Vested	(364,926)	12.87
Forfeited	(11,547)	16.28
Nonvested at December 26, 2015	623,748	13.66	5.2	2.53 years
Granted	350,892	23.96
Vested	(180,465)	15.66
Forfeited	(2,643)	21.45
Nonvested at December 31, 2016	791,532	19.32	4.8	1.51 years
Granted	388,248	32.03
Vested	(141,111)	12.71
Forfeited	(5,043)	30.14
Nonvested at December 30, 2017	1,033,626	$24.24	$7.1	1.31 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $3.6 million, $2.2 million, and $1.8 million and the related total income tax benefits of $1.0 million, $1.1 million, and $0.9 million in 2017, 2016 and 2015, respectively.

In 2017, 2016 and 2015, cash received from option exercises and share issuances under our plans was $0.7 million, $0.5 million and $1.1 million, respectively. The actual tax benefit realized in 2017, 2016 and 2015 for the tax deductions from option exercises totaled $0.0 million, $0.0 million and $0.4 million, respectively.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock. On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program. We repurchased 445,740 and 0 shares under this program in 2017 and 2016, respectively. As of December 30, 2017, the cumulative total authorized shares available for repurchase is approximately 2.7 million shares.

J.RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25% of employee contributions in 2017, 2016, and 2015, on a discretionary basis, totaling $4.8 million, $4.4 million, and $2.4 million respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for certain officers of the Company (who have at least 20 years of service with the Company and at least 10 years of service as an officer) whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $7.8 million and $6.5 million are accrued in “Other Liabilities” for this plan at December 30, 2017 and December 31, 2016, respectively.

K.INCOME TAXES

Income tax provisions for the years ended December 30, 2017, December 31, 2016, and December 26, 2015 are summarized as follows (in thousands):

	2017	2016	2015
Currently Payable:
Federal	$44,413	$42,397	$34,672
State and local	8,579	6,341	6,643
Foreign	6,240	6,143	5,599
	59,232	54,881	46,914
Net Deferred:
Federal	(7,681)	(455)	(1,104)
State and local	(864)	438	96
Foreign	1,280	310	(36)
	(7,265)	293	(1,044)
	$51,967	$55,174	$45,870

The components of earnings before income taxes consist of the following:

	2017	2016	2015
U.S.	$151,395	$140,106	$115,231
Foreign	24,612	20,565	15,771
Total	$176,007	$160,671	$131,002

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2017	2016	2015
Statutory federal income tax rate	35%	35%	35%
State and local taxes (net of federal benefits)	3.0	3.1	3.6
Effect of noncontrolling owned interest in earnings of partnerships	(0.2)	(0.2)	(0.3)
Manufacturing deduction	(2.5)	(2.4)	(2.4)
Tax credits, including foreign tax credit	(2.0)	(1.4)	(1.6)
Change in uncertain tax positions reserve	0.4	0.4	0.3
Other permanent differences	(0.1)	0.1	0.7
Other, net	(0.6)	(0.3)	(0.3)
Impact of Tax Act and reduction of corporate tax rate	(3.5)	—	—
Effective income tax rate	29.5%	34.3%	35.0%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 30, 2017 and December 31, 2016 are as follows (in thousands):

	2017	2016
Employee benefits	$17,048	$13,375
Net operating loss carryforwards	8,592	13,605
Foreign subsidiary capital loss carryforward	546	509
Other tax credits	709	1,196
Inventory	358	2
Reserves on receivables	714	1,208
Accrued expenses	2,060	8,931
Other, net	1,879	2,323
Gross deferred income tax assets	31,906	41,149
Valuation allowance	(4,706)	(5,371)
Deferred income tax assets	27,200	35,778
Depreciation	(19,992)	(29,971)
Intangibles	(19,422)	(25,078)
Other, net	—	—
Deferred income tax liabilities	(39,414)	(55,049)
Net deferred income tax liability	$(12,214)	$(19,271)

As of December 30, 2017, the company had federal, state and foreign net operating loss carryforwards of $8.6 million and state tax credit carryforwards of $0.5 million, which will expire at various dates.  The Company also has a $0.2 million federal alternative minimum tax credit which it expects to be refunded.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2017 – 2021	$—	$356	$2,106	$—	$270
2022 - 2026	—	391	243	—	233
2027 - 2031	—	605	156	—	—
2032 - 2036	3,431	804	—	—	—
Thereafter	—	419	81	—	—
Total	$3,431	$2,575	$2,586	$—	$503

As of December 30, 2017, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards  as well as certain state tax credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance against various NOL and tax credit carryforwards. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the ”Tax Act”).  The Tax Act makes broad and complex changes to the U.S. tax code that will affect 2017, including, but not limited to, (1) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (2) bonus depreciation that will allow for full expensing of qualified property.

The Tax Act also established new tax laws that will affect 2018, including, but not limited to, (1) reduction of the U.S. federal corporate tax rate; (2) elimination of the corporate alternative minimum tax (AMT); (3) the creation of the  base erosion anti-abuse tax (BEAT), a new minimum tax: (4) a general elimination of U.S. federal income taxes on dividends from foreign subsidiaries; (5) a new provision designed to tax global intangible low-taxed income (GILTI), which allows for the possibility of using foreign tax credits (FTCs) and a deduction of up to 50 percent to offset the income tax liability

(subject to some limitations); (6) a new limitation on deductible interest expense; (7) the repeal of the domestic production activity deduction; (8) limitations on the deductibility of certain executive compensation; (9) limitations on the use of FTCs to reduce the U.S. income tax liability; and (10) limitations on net operating losses (NOLs) generated after December 31, 2017, to 80 percent of taxable income.

The SEC staff issued SAB 118, which provides guidance on accounting for the tax effects of the Tax Act.  SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under ASC 740.  In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Act for which the accounting under ASC 740 is complete.  To the extent that a company’s accounting for certain income tax effects of the Tax Act is incomplete but it is able to determine a reasonable estimate, it must record a provisional estimate in the financial statements.  If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the Tax Act.

In connection with our initial analysis of the impact of the Tax Act, we have recorded a discrete net tax benefit of $6.1 million in the period ending December 30, 2017.  This net benefit primarily consists of (1) a net benefit for the corporate rate reduction of $8.2 million; (2) a net expense for the write-down of deferred tax assets for stock based compensation that will no longer be deductible for $1.9 million; and (3) a net expense for the transition tax of $0.2 million.  For various reasons that are discussed more fully below, we have not completed our accounting for the income tax effects of certain elements of the Tax Act.  If we were able to make reasonable estimates of the effects of elements for which our analysis is not yet complete, we recorded provisional adjustments.  If we were not yet able to make reasonable estimates of the impact of certain elements, we have not recorded any adjustments related to those elements and have continued accounting for them in accordance with ASC 740 on the basis of the tax laws in effect before the Tax Act.

Our accounting for the following elements of the Tax Act is incomplete.  However, we were able to make reasonable estimates of certain effects and, therefore, recorded provisional adjustments as follows:

Reduction of U.S. federal corporate tax rate:  The Tax Act reduces the corporate tax rate to 21 percent, effective January 1, 2018.  For certain of our DTAs and DTLs, we have recorded a provisional decrease of $13.6 million and $21.8 million, respectively, with a corresponding net adjustment of deferred income tax benefit of $8.2 million for the year ended December 30, 2017.  While we are able to make a reasonable estimate of the impact of the reduction in corporate rate, it may be affected by other analysis related to the Tax Act, including, but not limited to, our calculation of deemed repatriation of deferred foreign income and the state tax effect of adjustments made to federal temporary differences.

Deemed Repatriation Transition Tax:  The Deemed Repatriation Transition Tax (Transition Tax) is a tax on previously untaxed accumulated and current earnings and profits (E&P) of certain of our foreign subsidiaries.  To determine the amount of the Transition Tax, we must determine, in addition to other factors, the amount of post-1986 E&P of the relevant subsidiaries, as well as the amount of non-U.S. income taxes paid on such earnings.  We are able to make a reasonable estimate of the Transition Tax and recorded a provisional Transition Tax obligation comprised of $6.3 million tax on foreign earnings and offset by FTCs of $6.1 million.  However, we are continuing to gather additional information to more precisely compute the amount of the Transition Tax for any potential state tax effects and we are still evaluating the remaining outside basis differences not closed by the imposition of the transition tax.  Tentatively, no changes were made to our ASC 740-30 assertion.

Cost recovery:  While we have not yet completed all of the computations necessary or completed an inventory of our 2017 expenditures that qualify for immediate expensing, we have recorded a provisional benefit of $0.1 million based on our current intent to fully expense all qualifying expenditures.  This resulted in a decrease of approximately $0.3 million to our current income tax payable and a corresponding increase in our DTLs of approximately $0.2 million (after considering the effects of the reduction in income tax rates).

Our accounting for the following elements of the Tax Act is incomplete, and we were not yet able to make reasonable estimates of the effects.  Therefore, no provisional adjustments were recorded.

Global intangible low taxed income (GILTI):  The Tax Act creates a new requirement that certain income (i.e., GILTI) earned by controlled foreign corporations (CFCs) must be included currently in the gross income of the CFCs’ U.S. shareholder.  GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return, which is currently defined as the excess of (1) 10 percent of the aggregate of the U.S. shareholder’s pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

Because of the complexity of the new GILTI tax rules, we are continuing to evaluate this provision of the Tax Act and the application of ASC 740.  Under U.S. GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”).  Our selection of an accounting policy with respect to the new GILTI tax rules will depend, in part, on analyzing our global income to determine whether we expect to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be.  Because whether we expect to have future U.S. inclusions in taxable income related to GILTI depends on not only our current structure and estimated future results of global operations but also our intent and ability to modify our structure and/or our business, we are not yet able to reasonably estimate the effect of the provision of the Tax Act.  Therefore, we have not made any adjustments related to potential GILTI tax in our financial statements and have not made a policy decision regarding whether to record deferred taxes on GILTI.

Valuation allowances:  The company must assess whether valuation allowances assessments are affected by various aspects of the Tax Act (e.g., deemed repatriation of deferred foreign income and the effects on state NOLs, GILTI inclusions, new categories of FTCs).  Since, as discussed herein, the company has recorded no amounts related to certain portions of the Tax Act, any corresponding determination of the need for or change in a valuation allowance has not be completed and no changes to valuation allowances as a result of the Tax Act have been recorded.

The remaining provisions of the Tax Act, as listed above, became effective on January 1, 2018 and did not require accounting treatment for the year-ended December 30, 2017.  We are currently  analyzing the impact of these provisions.

L.ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2017	2016	2015
Gross unrecognized tax benefits beginning of year	$3,381	$2,209	$1,793
Increase in tax positions for prior years	4	243	—
Increase in tax positions due to acquisitions	—	362	—
Increase in tax positions for current year	1,107	905	754
Settlements with taxing authorities	(2)	(32)	—
Lapse in statute of limitations	(490)	(306)	(338)
Gross unrecognized tax benefits end of year	$4,000	$3,381	$2,209

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.7 million,  $0.6 million, and $0.2 million at December 30, 2017, December 31, 2016, and December 26, 2015, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2014.

A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months is $0.7 million.

M.COMMITMENTS, CONTINGENCIES, AND GUARANTEES

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

On a consolidated basis, we have reserved approximately $3.0 million and $3.6 million on December 30, 2017 and December 31, 2016, respectively, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

Many of our wood treating operations utilize “Subpart W” drip pads, defined as hazardous waste management units by the Environmental Protection Agency. The rules regulating drip pads require that a pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste. Closure involves identification and disposal of contaminants which are required to be removed from the facility. The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate  $0.2 million. As a result, this amount is recorded in other long-term liabilities on December 30, 2017.

In February 2014, one of our operations was served with a federal grand jury subpoena from the Southern District of New York. The subpoena was issued in connection with an investigation being conducted by the US Attorney’s Office for the Southern District of New York. The subpoena requested documents relating to a developer and construction projects for which our operation had provided materials and labor. Following receipt of the subpoena, the Audit Committee of the Company’s Board of Directors retained outside counsel to conduct an internal investigation and respond to the subpoena. The Company cooperated in all respects with the US Attorney’s Office, complied with this subpoena and voluntarily provided additional information. As a result of the internal investigation, in 2014, two Company employees were terminated for violating the Company’s Code of Business Conduct and Ethics. In May 2015, those ex-employees were indicted by the grand jury. In April 2016, one of the two former employees pled guilty to four of the charges included in the indictment. In May 2016, the other former employee was found guilty by a jury on four of the charges included in the indictment. The Company has not been named as a target and continues to cooperate with the US Attorney’s Office in this matter.  Based upon prior communications with the US Attorney’s Office, we do not believe that the resolution of this matter will have a material adverse impact on our financial condition or the results of our operations.

In addition, on December 30, 2017, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 30, 2017, we had outstanding purchase commitments on commenced capital projects of approximately $7.7 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 30, 2017, we had approximately $1.4 million in outstanding payment and performance bonds for open projects. We had approximately $7.6 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 30, 2017 we had outstanding letters of credit totaling $26.5 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

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

We did not enter into any new guarantee arrangements during 2017 which would require us to recognize a liability on our balance sheet.

N.SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates manufacturing, treating and distribution facilities throughout North America, Europe, Asia and Australia, but primarily in the United States. The Company manages the operations of its individual locations primarily through a geographic reporting structure under which each location is included in a region and regions are included in our North, South, West, and International divisions. The exceptions to this geographic reporting and management structure are (a) the Company’s Alternative Materials Division, which offers a portfolio of non-wood products and distributes those products nation-wide and is accounted for as a reporting unit within the All Other segment, (b) the Company’s distribution unit (referred to as UFPD) which distributes a variety of products to the manufactured housing industry and is accounted for as a reporting unit within the North segment, and (c) idX division, which designs, manufactures, and installs customized interior fixtures and is accounted for within the All Other segment.

With respect to the facilities in the north, south, and west segments, these facilities generally supply the three markets the Company serves nationally - Retail, Industrial, and Construction. Also, substantially all of our facilities support customers in the immediate geographical region surrounding the facility.

Our Alternative Materials, International, and idX divisions have been included in the “All Other” column of the table below. The “Corporate” column includes unallocated administrative costs and certain incentive compensation expense.

	2017
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,133,656	$837,370	$1,417,924	$552,232	$—	$3,941,182
Intersegment net sales	67,161	74,566	83,245	167,568	—	392,540
Interest expense (income)	4	160	293	(473)	6,234	6,218
Amortization expense	559	607	1,723	1,971	—	4,860
Depreciation expense	10,511	6,880	14,116	8,586	8,443	48,536
Segment earnings from operations	61,326	46,646	82,465	17,296	(26,264)	181,469
Segment assets	351,270	240,661	462,311	356,264	54,171	1,464,677
Capital expenditures	23,026	12,286	23,212	9,865	2,727	71,116

	2016
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,000,426	$711,862	$1,251,093	$277,112	$—	$3,240,493
Intersegment net sales	57,770	38,641	88,311	19,322	—	204,044
Interest expense	1	307	387	143	3,737	4,575
Amortization expense	115	—	1,858	822	—	2,795
Depreciation expense	8,948	6,190	13,326	4,531	7,828	40,823
Segment earnings from operations	59,408	47,146	76,875	16,639	(35,630)	164,438
Segment assets	302,009	192,085	438,674	313,304	45,986	1,292,058
Capital expenditures	10,902	5,571	19,648	6,037	11,604	53,762

	2015
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$922,092	$656,550	$1,133,398	$175,031	$—	$2,887,071
Intersegment net sales	51,796	29,940	58,412	13,673	—	153,821
Interest expense	—	296	516	52	4,269	5,133
Amortization expense	267	9	2,467	788	—	3,531
Depreciation expense	7,901	6,255	13,033	3,707	6,814	37,710
Segment earnings from operations	53,879	30,740	70,220	3,038	(22,410)	135,467
Segment assets	279,664	192,756	382,251	152,527	100,481	1,107,679
Capital expenditures	9,622	6,138	13,356	6,698	7,708	43,522

Information regarding principal geographic areas was as follows (in thousands):

	2017		2016		2015
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$3,821,366	$313,976	$3,162,331	$280,362	$2,811,359	$244,040
Foreign	119,816	30,380	78,162	26,106	75,712	15,408
Total	$3,941,182	$344,356	$3,240,493	$306,468	$2,887,071	$259,448

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales.

	Value-Added	Commodity-Based
2017	63.3%	36.7%
2016	62.6%	37.4%
2015	59.8%	40.2%

Value-added product sales consist of fencing, decking, lattice, and other specialty products sold to the retail building materials market, specialty wood packaging, engineered wood components, in-store fixtures, and wood-alternative products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood-alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Commodity-based product sales consist primarily of remanufactured lumber and preservative treated lumber.

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Year Ended
	December 30,	December 31,	December 26,
	2017	2016	2015
Value-Added Sales
Trusses – residential, modular and manufactured housing	$368,591	$334,956	$299,111
Fencing	187,905	176,668	149,526
Decking and railing – composite, wood and other	244,910	200,004	177,787
Turn-key framing and installed sales	149,520	141,474	129,803
Industrial packaging and components	471,262	391,610	374,030
Engineered wood products (eg. LVL; i-joist)	76,507	76,503	67,804
In-store fixtures	260,174	87,262	—
Manufactured brite and other lumber	78,638	68,517	59,804
Wall panels	61,226	53,279	46,496
Outdoor DIY products (eg. stakes; landscape ties)	110,327	106,284	56,846
Construction and building materials (eg. door packages; drywall)	265,048	204,732	200,901
Lattice – plastic and wood	48,736	50,556	47,392
Manufactured brite and other panels	75,742	60,753	57,999
Siding, trim and moulding	85,016	66,048	45,215
Hardware	21,218	20,713	17,123
Manufactured treated lumber	17,584	17,412	13,611
Manufactured treated panels	3,329	3,449	5,353
Other	9,275	7,518	5,668
Total Value-Added Sales	$2,535,008	$2,067,738	$1,754,469

Commodity-Based Sales
Non-manufactured brite and other lumber	576,374	469,042	458,023
Non-manufactured treated lumber	575,505	479,333	423,543
Non-manufactured brite and other panels	271,310	238,806	253,678
Non-manufactured treated panels	34,970	30,374	31,789
Other	13,036	12,084	10,978
Total Commodity-Based Sales	$1,471,195	$1,229,639	$1,178,011
Total Gross Sales	$4,006,203	$3,297,377	$2,932,480
Sales allowances	(65,021)	(56,884)	(45,409)
Total Net Sales	$3,941,182	$3,240,493	$2,887,071

O.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 13 and 14 weeks during the years ended December 30, 2017 and December 31, 2016, respectively, (in thousands, except per share data):

	First		Second		Third		Fourth
	2017	2016	2017	2016	2017	2016	2017	2016
Net sales	$846,130	$682,151	$1,072,375	$872,093	$1,056,586	$826,665	$966,091	$859,584
Gross profit	120,740	102,739	148,240	131,487	144,687	118,054	129,159	122,310
Net earnings	21,634	20,255	34,574	34,237	34,669	28,764	33,162	22,241
Net earnings attributable to controlling interest	21,062	19,212	33,642	33,398	33,693	27,819	31,115	20,750
Basic earnings per share	0.34	0.32	0.55	0.55	0.55	0.45	0.51	0.34
Diluted earnings per share	0.34	0.32	0.55	0.55	0.55	0.45	0.51	0.34

P.SUBSEQUENT EVENTS

Subsequent to December 30, 2017, the Company completed a sale and lease-back transaction with a property in Medley, Florida. The sale price for the property was approximately $36 million and created a $7 million pre-tax gain.  The transaction is part of a strategy to create efficiencies and advantages not possible with the current facility by optimizing the capacity of its other three Florida operations, including two it acquired from Robbins Manufacturing in 2017, and adding a state-of-the-art facility in South Florida.  The Company will lease back the Medley, Florida, facility for two years as it executes its long-term plan for Florida and the Southeast region.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI. The following table sets forth the range of high and low sales prices, which incorporate the retroactive effect of the Company’s 3 for 1 stock split, as reported by NASDAQ.

Fiscal 2017	High	Low	Fiscal 2016	High	Low
Fourth Quarter	39.16	32.50	Fourth Quarter	35.70	27.80
Third Quarter	32.72	26.28	Third Quarter	36.66	28.26
Second Quarter	32.80	28.43	Second Quarter	30.50	25.55
First Quarter	35.70	31.34	First Quarter	27.86	20.35

There were approximately 1,450 shareholders of record as of February 23, 2018.

We paid dividends on our common stock of $0.15 and $0.17 per share in June and December 2017, respectively. In June and December 2016, we paid dividends of $0.14 and $0.15 per share, respectively. We intend to continue with our current semi-annual dividend policy for the foreseeable future.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 29, 2012, and reinvestment of dividends in all cases.

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

John M. Engler Interim President Michigan State University	Michael R. Cole Chief Financial Officer and Treasurer

Gary F. Goode, CPA Chairman Titan Sales & Consulting, LLC	Allen T. Peters President UFP Western Division

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Patrick Benton President UFP Northern Division

Bruce A. Merino	Jonathan West President UFP Southern Division

Mary E. Tuuk Chief Compliance Officer Meijer, Inc.	Robert D. Coleman Executive Vice President Manufacturing

Brian C. Walker Chief Executive Officer Herman Miller, Inc.	C. Scott Greene Executive Vice President Marketing

Michael G. Wooldridge Partner Varnum, LLP	Donald L. James Executive Vice President National Sales

Michael F. Mordell Executive Vice President International Operations

Chad C. Uhlig Eastin Executive Vice President Purchasing

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 18, 2018, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

SHAREHOLDER INFORMATION

Shares of the Company’s stock are traded under the symbol UFPI on the NASDAQ Stock Market. The Company’s 10‑K report, filed with the Securities and Exchange Commission, will be provided free of charge to any shareholder upon written request. For more information contact:

Investor Relations Department

Universal Forest Products, Inc.

2801 East Beltline NE

Grand Rapids, MI 49525

Telephone:  (616) 364‑6161

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

Telephone:  (800) 937‑5449

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE

Grand Rapids, MI 49525

Telephone:  (616) 364‑6161

Facsimile:  (616) 364‑5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:

Ashburn, GA	Hillsboro, TX	Schertz, TX
Athena, OR	Hudson, NY	Selma, AL
Auburn, NY	Huntsville, TX	Shanghai, China
Auburndale, FL	Janesville, WI	Shawnee, OK
Aurora, CO	Jefferson, GA	Shibuya-ku, Tokyo, Japan
Bangalore, India	Jeffersonville, IN	Sidney, NY
Barnesville, GA	Kansas City, MO	Snohomish, WA
Belchertown, MA	Kearneysville, WV	Spring Lake, MI
Berlin, NJ	Kyle, TX	Stanfield, NC
Biscoe, NC	Lacolle, Quebec, Canada	Stockertown, PA
Blanchester, OH	Lafayette, CO	Swindon, Wiltshire, United Kingdom
Bomaderry, NSW, Australia	Liberty, NC	Tacoma, WA
Bridgeton, MO	Lockhart, FL	Thomaston, GA
Burlington, NC	Locust, NC	Thornton, CA
Cedar Hill, TX	Magna, UT	Union City, GA
Chaffee, NY	McMinnville, OR	Warrens, WI
Chandler, AZ	Medley, FL	Washington, NC
Chesapeake, VA	Merciditas, Puerto Rico	Wenatchee, WA
Chicago, IL	Mexico City, Mexico	White Bear Lake, MN
Chino, CA	Minneota, MN	White Pigeon, MI
Church Hill, TN	Morristown, TN	Windsor, CO
Clinton, NC	Moultrie, GA	Woodburn, OR
Columbia, MD	Muscle Shoals, AL	Wujiang City, China
Concord, Ontario, Canada	Nampa, ID	Yakima, WA
Conway, SC	Nappanee, IN	Yeerongpilly, QLD, Australia
Cordele, GA	Naugatuck, CT
Dallas, TX	New Delhi, India
Dayton, OH	New Hartford, NY
Durango, Mexico	New London, NC
Eagan, MN	New Waverly, TX
Earth City, MO	New Windsor, MD
Eatonton, GA	New York, NY
Elizabeth City, NC	Ontario, CA
Elkhart, IN	Ooltewah, TN
Elkwood, VA	Parker, PA
Embalaje, Mexico	Pearisburg, VA
Erskine Park, NSW, Australia	Peru, IL
Folkston, GA	Plainville, MA
Franklinton, NC	Poulsbo, WA
Fredericksburg, VA	Prairie du Chien, WI
Gainesville, GA	Puyallup, WA
Gilmer, TX	Ranson, WV
Gordon, PA	Riverside, CA
Grand Rapids, MI	Rockwell, NC
Grandview, TX	Saginaw, MI
Granger, IN	Saginaw, TX
Greene, ME	Salina, KS
Haleyville, AL	Salisbury, NC
Hamilton, OH	San Antonio, TX
Harrisonville, MO	Sauk Rapids, MN