Form 10-K, Exhibit 13
period 2018-12-29
UNIVERSAL FOREST PRODUCTS INC
filed 2019-02-27
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

(In thousands, except per share and statistics data)

	2018	2017	2016	2015	2014
Consolidated Statement of Earnings Data
Net sales	$4,489,180	$3,941,182	$3,240,493	$2,887,071	$2,660,329
Gross profit	592,894	542,826	474,590	399,904	325,342
Earnings before income taxes(6)	197,853	176,007	160,671	131,002	95,713
Net earnings attributable to controlling interest	$148,598	$119,512	$101,179	$80,595	57,551
Diluted earnings per share	$2.40	$1.94	$1.65	$1.33	$0.95
Dividends per share	$0.360	$0.320	$0.290	$0.273	$0.203
Consolidated Balance Sheet Data
Working capital(1)	$685,108	$560,241	$484,661	$444,057	$397,546
Total assets	1,647,548	1,464,677	1,292,058	1,107,679	1,023,800
Total debt	202,278	146,003	111,693	85,895	98,645
Shareholders’ equity	1,088,684	974,023	860,466	766,409	699,560
Statistics
Gross profit as a percentage of net sales	13.2%	13.8%	14.6%	13.9%	12.2%
Net earnings attributable to controlling interest as a percentage of net sales	3.3%	3.0%	3.1%	2.8%	2.2%
Return on beginning equity(2)	15.3%	13.9%	13.2%	11.5%	8.8%
Current ratio(4)	3.21	2.85	2.78	3.17	3.27
Debt to equity ratio(5)	0.19	0.15	0.13	0.11	0.14
Book value per common share(3)	$17.88	$15.92	$14.10	$12.68	$11.67

(1)Current assets less current liabilities.

(2)Net earnings attributable to controlling interest divided by beginning shareholders’ equity.

(3)Shareholders’ equity divided by common stock outstanding.

(4)Current assets divided by current liabilities.

(5)Total debt divided by shareholders’ equity.

(6)  2018 includes an approximately $7 million gain on the sale of one of our facilities.

Acquisition growth is one of the primary contributing factors to material increases over the period from 2014 to 2018.  Refer to Note C under the “Notes to the Consolidated Financial Statements” for further discussion on the Company’s business combinations and impact on financials.

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

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company’s reports on Form 10‑K and 10‑Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2018.

OVERVIEW

Our results for 2018 were impacted by the following:

•

Our sales increased almost 14% in 2018 due to a 7% increase in our unit sales and a 7% increase in overall selling prices (see “Historical Lumber Prices”). Our unit sales increased in all three of our markets - retail, industrial, and construction - and were driven by a combination of acquisition and organic growth. Overall, businesses we acquired contributed 3% to our unit sales growth in 2018 (see Note C of the Notes to Consolidated Financial Statements) and we achieved 4% organic unit sales growth.

•

The Home Improvement Research Institute reported a 5% increase in home improvement sales in 2018. Comparatively, our unit sales to the retail market increased 4% in 2018, including approximately 2% contributed from acquired businesses.

•

Our unit sales to the industrial market increased 10% in 2018. Businesses we acquired contributed 5% to unit sales growth. Comparatively, the Federal Reserve’s Industrial Production noted that national industrial production increased almost 4% in 2018.

•

National housing starts increased approximately 4% in the period from December 2017 through November 2018, compared to the same period of the prior year (our sales trail housing starts by about a month). Comparatively, our unit sales to residential construction customers increased 7% in 2018.

•

Production of HUD code manufactured homes were up 5% in the period from January through November 2018, compared to the same period of the prior year. Comparatively, our unit sales to the manufactured housing market increased 4% in 2018.

•

Our earnings from operations increased 14.2% to $207.3 million in 2018 from $181.5 million in 2017, which includes a pre-tax gain of approximately $6.7 million as a result of the sale of certain assets including our Medley,

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FL, plant for $36.0 million in proceeds.  Acquired businesses contributed approximately $1.1 million to earnings from operations for the year.  The remaining $18.0 million, or 9.9%, increase was primarily driven by our strong organic unit sales growth and favorable improvements in sales mix, among other factors.

•

Net earnings attributable to controlling interest increased 24% to $148.6 million due to the factors above along with the reduction in our U.S Federal income tax rate in 2018.  Our overall effective rate decreased from 29.5% in 2017 to 23.0% in 2018.

•

Our cash flow from operating activities decreased by  $20 million due to an increase in our investment in working capital (See “Liquidity and Capital Resources”) and opportunistic purchases of inventory in the second half of 2018.

•	We re-invested $95.9 million in capital expenditures to support and grow our business organically and invested $54.0 million in acquired businesses.
•	We returned $22.1 million to shareholders through dividends and bought back $24.6 million of our common stock at an average price of $28.62 per share.
•

Finally, our net debt (debt plus cash overdraft less surplus cash) increased to $202.3 million, representing a ratio of 0.76x earnings before interest, taxes, depreciation and amortization, which we believe along with other factors, indicates a strong credit profile.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2018	2017	2016
January	$449	$356	$316
February	496	393	310
March	505	401	321
April	496	424	345
May	554	416	356
June	572	399	353
July	525	411	351
August	449	417	367
September	443	416	354
October	375	437	356
November	339	436	346
December	338	433	357

Annual average	$462	$412	$344
Annual percentage change	12.1%	19.8%

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprise approximately 58% of total lumber purchases, excluding plywood, for 2018 and 2017.

	Southern Yellow Pine
	Average $/MBF
	2018	2017	2016
January	$418	$397	$358
February	459	420	357
March	480	433	366
April	483	438	389
May	535	416	397
June	562	399	382
July	512	381	380
August	449	383	391
September	440	387	375
October	410	417	385
November	378	412	387
December	377	418	400

Annual average	$459	$408	$381
Annual percentage change	12.5%	7.1%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market"). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs were 50.6%, 49.1%, and 48.4% of our gross sales in 2018, 2017, and 2016, respectively.

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

•

Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

trusses sold to the manufactured housing industry. For these products, we estimate the customers’ needs and we carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our profitability.  In other words, for these products, our margins are exposed to changes in the trend of lumber prices.  We believe our sales of these products are at their highest relative level in our second quarter, primarily due to treated lumber sold to the retail market.

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

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed seven business acquisitions during 2018 and four during 2017. The annual historical sales attributable to acquisitions in 2018 and 2017 were approximately $140 million and $127 million, respectively. These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2018 and 2017 are not presented.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales.

	Year Ended
	December 29,	December 30,	December 31,
	2018	2017	2016
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	86.8	86.2	85.4
Gross profit	13.2	13.8	14.6
Selling, general, and administrative expenses	8.8	9.1	9.6
Net gain on disposition and impairment of assets	(0.1)	—	—
Earnings from operations	4.6	4.6	5.1
Other expense (income), net	0.2	0.1	0.1
Earnings before income taxes	4.4	4.5	5.0
Income taxes	1.0	1.3	1.7
Net earnings	3.4	3.1	3.3
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)	(0.1)
Net earnings attributable to controlling interest	3.3%	3.0%	3.1%

Note: Actual percentages are calculated and may not sum to total due to rounding.

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of sales,  adjusted to restate 2017 and 2018 sales and cost of goods sold at lumber prices.  The restated sales amounts were calculated by applying unit sales growth from 2017 and 2018 to 2016 sales levels.  By eliminating the “pass-through” impact of higher or lower lumber prices on sales and cost of goods sold from year to year, we believe this provides an enhanced view of our change in profitability and costs as a percentage of sales.  The amount of the adjustment to 2017 and 2018 sales was also applied to cost of goods sold so that gross profit remains unchanged.

	Adjusted for Lumber Market Volatility
	Year Ended
	December 29,	December 30,	December 31,
	2018	2017	2016
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	85.1	85.4	85.4
Gross profit	14.9	14.6	14.6
Selling, general, and administrative expenses	9.9	9.7	9.6
Net gain on disposition and impairment of assets	(0.2)	—	—
Earnings from operations	5.2	4.9	5.1
Other expense (income), net	0.2	0.1	0.1
Earnings before income taxes	5.0	4.7	5.0
Income taxes	1.1	1.4	1.7
Net earnings	3.8	3.3	3.3
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)	(0.1)
Net earnings attributable to controlling interest	3.7%	3.2%	3.1%

The following table presents, for the periods included, our selling, general, and administrative (SG&A) costs as a percentage of gross profit.  Given our strategies to enhance our capabilities and improve our value-added product offering

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and recognizing the higher relative level of SG&A costs these strategies require, we believe this ratio provides an enhanced view of our efficiency in managing these costs.

	SG&A as a Percentage of Gross Profit
	Year Ended
	December 29,	December 30,	December 31,
	2018	2017	2016
Gross profit	592,894	542,826	474,590
Selling, general, and administrative expenses	392,235	362,220	310,152
SG&A as percentage of gross profit	66.2%	66.7%	65.4%

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
•

Diversifying our end market sales mix by increasing sales of specialty wood and other packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, increasing our market share with independent retailers, and increasing our sales of customized interior fixtures used in a variety of markets.

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

	Value-Added	Commodity-Based
2018	62.5%	37.5%
2017	63.3%	36.7%
2016	62.6%	37.4%

•	Developing new products and expanding our product offering. New product sales are presented by market in the table below (in thousands).

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	New Product Sales by Market
	Twelve Months Ended
	December 29,	%	December 30,	%	December 31,
Market Classification	2018	Change	2017	Change	2016
Retail	$291,654	20.7	$241,662	26.1	$191,619
Industrial	141,791	25.3	113,120	15.8	97,718
Construction	79,735	17.4	67,929	37.8	49,290
Total New Product Sales	513,180	21.4	422,711	24.8	338,627

Note:  Certain prior year product reclassifications resulted in a decrease and increase in new product sales in 2017 and 2016,        respectively.

Our goal is for our new product sales to comprise at least 10% of our total sales.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Year Ended
	December 29,	%	December 30,	%	December 31,
Market Classification	2018	Change	2017	Change	2016
Retail	$1,662,895	11.4	$1,492,552	15.4	$1,293,797
Industrial	1,557,011	16.1	1,341,319	35.8	988,050
Construction	1,345,843	14.8	1,172,332	15.4	1,015,530
Total Gross Sales	4,565,749	14.0	4,006,203	21.5	3,297,377
Sales Allowances	(76,569)	17.8	(65,021)	14.3	(56,884)
Total Net Sales	$4,489,180	13.9	$3,941,182	21.6	$3,240,493

Note: During 2018, certain customers were reclassified to a different market. Prior year information has been restated to reflect these changes.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units
2018 versus 2017	14.0%	7.0%	7.0%
2017 versus 2016	21.5%	6.6%	14.9%
2016 versus 2015	12.4%	1.2%	11.2%

Retail:

Gross sales to the retail market increased over 11% in 2018 compared to 2017 due to a 4% increase in unit sales and a 7% increase in selling prices. Within this market, sales to our big box customers increased 8% while our sales to other retailers increased 17%. Businesses we acquired contributed 2% to our growth, while new products contributed to our 2% organic unit sales growth. Comparatively, our large retail customers reported year over year store sales growth of approximately 6% during the first nine months of 2018, the latest information available to us.  In the third and fourth quarter of 2017, our sales increased due to hurricanes Irma and Harvey.

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

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Industrial:

Gross sales to the industrial market increased 16% in 2018 compared to 2017, resulting from a 10% increase in overall unit sales and a 6% increase in selling prices. Businesses we acquired contributed 5% to our growth in unit sales. Our organic unit sales growth of 5% was primarily achieved through share gains including adding 200 new customers during the year and increasing the number of locations we serve of existing customers by 346.

Gross sales to the industrial market increased 36% in 2017 compared to 2016, resulting from a 30% increase in overall unit sales and a 6% increase in selling prices. Businesses we acquired contributed 25% to our growth in unit sales. Our organic unit sales growth of 5% was primarily achieved through share gains including adding 390 new customers during the year and increasing the number of locations we serve existing customers by 142.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Construction:

Gross sales to the construction market increased almost 15% in 2018 compared to 2017, due to a unit sales increase of 7% and an 8% increase in selling prices. Unit sales increased due to a 7% increase in units shipped to residential construction customers, a 4% increase in shipments to manufactured housing customers, and a 14% increase in unit sales to commercial construction customers. Businesses we acquired in 2018 contributed 4% to our commercial construction unit sales growth. Comparatively, the Mortgage Bankers Association of America reported year over year national housing starts increased 4%, the United States Census Bureau reported commercial construction market increased 6% and the National Association of Home Builders reported industry production of HUD-code homes increased almost 5%.

Gross sales to the construction market increased almost 16% in 2017 compared to 2016, due to a unit sales increase of 7% and a 9% increase in selling prices. Unit sales increased due to a 7% increase in units shipped to residential construction customers and a 9% increase in shipments to manufactured housing customers while unit sales to commercial construction customers remained flat. Businesses we acquired in 2017 contributed 1% to unit sales growth. Comparatively, the Mortgage Bankers Association of America reported year over year national housing starts increased 4%, the United States Census Bureau reported commercial construction market increased 3% and the National Association of Home Builders reported industry production of HUD-code homes increased over 15%.

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage decreased from 13.8% in 2017 to 13.2% in 2018 due, in part, to the high level of lumber prices in 2018. This is evident when comparing our increase in gross profits with our increase in units shipped.  Our gross profit

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

dollars increased by over $50 million, or 9.2%, which exceeds our 6.8% increase in unit sales. Our profitability in 2018 was impacted by the following factors:

•	An $8 million, or 5%, increase in our gross profit on sales to the retail market, primarily driven by a 4% increase in unit sales.
•

A $27 million, or 13%, increase in our gross profit on sales to the industrial market, primarily driven by a 10% increase in unit sales as well as favorable changes in product mix and a decline in lumber prices in the last six months of 2018.  Most products sold to this market have fixed selling prices for a period of time.

•

A $24 million, or 15%, increase in gross profit  on sales to the construction market, primarily driven by unit growth and a decline in lumber prices in the last six months of 2018.  Acquired businesses contributed $1 million of this gross profit increase.

•

The remaining $9 million decrease in our gross profit was due to a variety of factors including unfavorable labor and overhead cost variances in certain areas of our business and an increase in customer rebates compared to 2017.

Our gross profit percentage decreased from 14.6% in 2016 to 13.8% in 2017 due, in part, to the high level of lumber prices. This is evident when comparing our increase in gross profits with our increase in units shipped.  Our gross profit dollars increased by over $68 million, or 14%, which is slightly below our 15% increase in unit sales. Our profitability in 2017 was impacted by the following factors:

•

An  $8 million, or 5%, increase in our gross profit on sales to the retail market,  was primarily driven by a 10% increase in unit sales to that market. Businesses we acquired in 2017 contributed $1.6 million of our gross profit increase.  Our increase in gross profit was less than our increase in unit sales as a result of adverse changes in lumber prices, particularly in the second quarter which is our primary selling season, and the acquisition of Robbins in the first quarter of 2017, which primarily sells lower margin treated lumber products.

•

Our 30% growth in unit sales to the industrial market resulted in a $34 million, or 20%, increase in our gross profit, which was due primarily to businesses we acquired in 2017 and 2016. Our increase in gross profit was less than our increase in unit sales primarily due to the impact of higher lumber prices on our products sold with fixed selling prices during part of the year.

•

Almost $13 million, or 9%, of our gross profit improvement was primarily due to 7% unit sales growth on sales to the construction market.  Our gross profit increase exceeded our increase in unit sales primarily due to leveraging our fixed manufacturing costs, which helped offset the impact of higher lumber prices on products sold with fixed selling prices during part of the year and higher labor rates and benefit costs.

•

The remaining $13 million increase in our gross profit was due to a variety of factors including favorable labor and overhead cost variances in certain areas of our business, increases in vendor rebates, and a decrease in customer rebates compared to 2016.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $30.0 million, or 8.3%, in 2018 compared to 2017, while we reported a 7% increase in unit sales. Acquired businesses contributed $8.3 million to our increase. The remaining increase in SG&A was primarily due to an $11.4 million increase in compensation and benefit costs resulting from annual raises, healthcare cost increases, and hiring additional personnel to support sales growth, and

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

a $6.1 million increase in sales and other incentive compensation.  Finally, our annual bonus expense increased by $4 million to almost $48 million in 2018 compared to last year.  Our annual bonus expense is tied to operating profits and return on investment.

Selling, general and administrative ("SG&A") expenses increased by approximately $52.1 million, or 16.7%, in 2017 compared to 2016, while we reported a 15% increase in unit sales. Acquired businesses contributed $41.0 million to our increase. The remaining increase in SG&A was primarily due to an $11.1 million increase in compensation and related costs resulting from annual raises, greater benefit costs, and hiring additional personnel to support sales growth.  Finally, our annual bonus expense was almost $44 million compared to $45 million in 2016.  This decrease, in spite of an increase in profits, was due to a decline in our return on investment, a key performance metric for determining the annual bonus amount.

INTEREST, NET

Net interest costs were higher in 2018 compared to 2017, due to a higher outstanding balance on our revolving line of credit throughout 2018, an increase in variable borrowing rates, and issuance of additional long-term Senior Notes under our shelf facility at an average rate of 4.23%.

Net interest costs were higher in 2017 compared to 2016, due to a higher outstanding balance on our revolving line of credit throughout 2017 as well as an increase in the borrowing rate on our revolving credit facility which is tied to LIBOR.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes, permanent tax differences, and the impact of the Tax Act in the U.S. Our effective tax rate decreased to 23.0% in 2018 compared to 29.5% in 2017.  The decrease in the 2018 effective tax rate was primarily due to the impact of the Tax Act, which reduced the statutory federal income tax rate from 35% to 21%.

Our effective tax rate decreased to 29.5% in 2017 compared to 34.3% in 2016.  The decrease in the 2017 tax rate was primarily due to the impact of the Tax Act, which resulted in a $6.4 million reduction in our net deferred tax liability at the end of December 2017.  The remaining decrease was due to increases in tax credits and permanent tax differences.

SEGMENT REPORTING

The following tables present, for the periods indicated, our net sales and earnings from operations by reportable segment (in thousands).

	Net Sales
	December 29,	December 30,	December 31,	% Change	% Change
	2018	2017	2016	2018 vs 2017	2017 vs 2016
North	$1,279,459	$1,133,656	$1,000,426	12.9%	13.3%
South	1,024,747	837,370	711,862	22.4	17.6
West	1,599,274	1,417,924	1,251,093	12.8	13.3
All Other	585,700	552,232	277,112	6.1	99.3
Total	$4,489,180	$3,941,182	$3,240,493	13.9%	21.6%

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Earnings from Operations
	December 29,	December 30,	December 31,	% Change	% Change
	2018	2017	2016	2018 vs 2017	2017 vs 2016
North	$66,239	$61,326	$59,408	8.0%	3.2%
South	60,049	46,646	47,146	28.7	(1.1)
West	103,357	82,465	76,875	25.3	7.3
All Other	6,779	17,296	16,639	(60.8)	3.9
Corporate[1]	(29,161)	(26,264)	(35,630)	(11.0)	26.3
Total	$207,263	$181,469	$164,438	14.2%	10.4%

1.	Corporate primarily represents over (under) allocated administrative costs and certain incentive compensation expense.

North

	Net Sales of North Segment by Market
	Twelve Months Ended
	December 29,	December 30,	December 31,	% Change	% Change
Market Classification	2018	2017	2016	2018 vs 2017	2017 vs 2016
Retail	$541,798	$489,269	$465,601	10.7%	5.1%
Industrial	213,178	157,633	115,867	35.2	36.0
Construction	550,630	510,144	438,968	7.9	16.2
Total Gross Sales	1,305,606	1,157,046	1,020,436	12.8%	13.4%
Sales Allowances	(26,147)	(23,390)	(20,010)	(11.8)	(16.9)
Total Net Sales	$1,279,459	$1,133,656	$1,000,426	12.9%	13.3%

Net sales attributable to the North reportable segment increased by $145.8 million, or 12.9%, in 2018, due primarily to the following factors:

•	Acquired operations contributed almost $27 million and $6 million to our growth in sales to the industrial and construction markets, respectively.
•	Higher lumber prices resulted in an increase in our selling prices.
•	Organic unit sales growth primarily to the retail and industrial markets.

Earnings from operations for the North reportable segment increased in 2018 by $4.9 million, or 8.0%, due to an increase in gross profit of $7.9 million, offset by a $3.0 million increase in SG&A expenses compared to last year.  Acquired operations contributed $1.6 million to the North’s operating profits in 2018.  Gross profits and SG&A were impacted by the same factors discussed under “Cost of Goods Sold and Gross Profit” and “Selling, General, and Administrative Expenses.”

Net sales attributable to the North reportable segment increased by $133 million, or 13.3%, in 2017, due primarily to the following factors:

•	Acquired operations contributed over $29 million to our growth in sales to the industrial market.
•	Higher lumber prices resulted in an increase in our selling prices.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Organic unit sales growth to the industrial and construction markets was offset slightly by a decrease in unit sales to the retail market due to a decline in demand from certain customers.

Earnings from operations for the North reportable segment increased in 2017 by $1.9 million, or 3.2%, due to an increase in gross profit of $9.2 million, offset by a $7.3 million increase in SG&A expenses compared to last year.  Acquired operations contributed $1.5 million to the North’s operating profits in 2017.  Gross profits and SG&A were impacted by the same factors discussed under “Cost of Goods Sold and Gross Profit” and “Selling, General, and Administrative Expenses.”

South

	Net Sales of South Segment by Market
	Twelve Months Ended
	December 29,	December 30,	December 31,	% Change	% Change
Market Classification	2018	2017	2016	2018 vs 2017	2017 vs 2016
Retail	$441,050	$388,273	$317,003	13.6%	22.5%
Industrial	392,971	276,848	251,475	41.9	10.1
Construction	211,792	191,139	157,612	10.8	21.3
Total Gross Sales	1,045,813	856,260	726,090	22.1%	17.9%
Sales Allowances	(21,066)	(18,890)	(14,228)	(11.5)	(32.8)
Total Net Sales	$1,024,747	$837,370	$711,862	22.4%	17.6%

Net sales attributable to the South reportable segment increased by $187 million, or 22.4%, in 2018, primarily due to the following factors:

•	Acquired operations contributed $33 million and $40 million to our retail and industrial markets, respectively.
•	Higher lumber prices increased our selling prices.
•	Strong organic unit sales growth, particularly to the industrial market.

Earnings from operations for the South reportable segment increased in 2018 by $13.4 million, or 28.7%, which includes a $6.7 million gain from the sale of our Medley, Florida, plant and an increase in gross profit of $8.9 million, which was offset by a $2.2 million increase in SG&A expenses compared to last year.  Acquired operations had a $0.3 million operating loss in 2018.

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

West

	Net Sales of West Segment by Market
	Twelve Months Ended
	December 29,	December 30,	December 31,	% Change	% Change
Market Classification	2018	2017	2016	2018 vs 2017	2017 vs 2016
Retail	$479,494	$438,967	$383,899	9.2%	14.3%
Industrial	559,277	525,946	464,686	6.3	13.2
Construction	582,761	470,346	418,946	23.9	12.3
Total Gross Sales	1,621,532	1,435,259	1,267,531	13.0%	13.2%
Sales Allowances	(22,258)	(17,335)	(16,438)	28.4	5.5
Total Net Sales	$1,599,274	$1,417,924	$1,251,093	12.8%	13.3%

Net sales of the West reportable segment increased by $181 million, or 12.8%, in 2018, primarily due to the following factors:

•	Higher lumber prices increased our selling prices.
•	Organic unit sales growth to the retail and construction markets.

Earnings from operations for the West reportable segment increased in 2018 by $20.9 million, or 25.3%, due to an increase in gross profit of $26.3 million, offset by a $5.4 million increase in SG&A expenses compared to last year due to the same factors discussed under “Cost of Goods Sold and Gross Profit” and “Selling, General, and Administrative Expenses.”

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

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All Other

	Net Sales of All Other Segment by Market
	Twelve Months Ended
	December 29,	December 30,	December 31,	% Change	% Change
Market Classification	2018	2017	2016	2018 vs 2017	2017 vs 2016
Retail	$200,554	$176,043	$127,294	13.9	38.3
Industrial	391,585	380,892	156,022	2.8	144.1
Construction	659	289	3	128.0	9,533.3
Total Gross Sales	592,798	557,224	283,319	6.4	96.7
Sales Allowances	(7,098)	(4,992)	(6,207)	42.2	(19.6)
Total Net Sales	$585,700	$552,232	$277,112	6.1	99.3

Note that prior years have been restated to reflect the reclassification of captive insurance external revenue from the sales allowances line item into the industrial market.  We believe these amounts to be immaterial to the financial statements.

Our All Other reportable segment consists of our Alternative Materials, International, idX, and certain other segments which are not significant.

Net sales of all other segments increased $33.5 million, or 6.1%, in 2018 primarily due to:

•	Acquired operations contributed $2 million to our sales growth to the industrial market.
•	Our increase in sales to the retail and industrial markets was primarily due to an increase in our import and export business within the international segment.

Earnings from operations for the All Other reportable segment decreased in 2018 by $10.5 million, or 60.8%, due to a decrease in gross profit of $5.2 million and a $5.3 million increase in SG&A expenses compared to last year.  The decrease in earnings from operations was primarily due to our idX operations, as a result of increased costs related to a facility relocation and unfavorable labor and overhead cost variances due in part to new business and related inefficiencies.

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

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases. The following table summarizes our contractual obligations as of December 29, 2018 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and capital lease obligations	$81	$2,780	$81,161	$118,256	$202,278
Estimated interest on long-term debt and capital lease obligations	7,717	15,163	13,825	19,155	55,860
Operating leases	17,242	21,753	14,728	22,498	76,221
Capital project purchase obligations	14,316	—	—	—	14,316
Total	$39,356	$39,696	$109,714	$159,909	$348,675

As of December 29, 2018, we also had $30.3 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 29,	December 30,	December 31,
	2018	2017	2016
Cash from operating activities	116,685	136,583	172,520
Cash used in investing activities	(121,232)	(137,659)	(227,657)
Cash from (used in) financing activities	4,393	(5,247)	3,211
Effect of exchange rate changes on cash	(464)	650	(1,927)
Net change in cash and cash equivalents	(618)	(5,673)	(53,853)
Cash, cash equivalents, and restricted cash, beginning of year	28,816	34,489	88,342
Cash, cash equivalents, and restricted cash, end of year	$28,198	$28,816	$34,489

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

Seasonality has a significant impact on our working capital due to our primary selling season which occurs during the period from March to August. Consequently, our working capital increases during our first and second quarters resulting in negative or modest cash flows from operations during those periods. Conversely, we experience a substantial decrease in working capital once we move beyond our peak selling season which typically results in significant cash flows from operations in our third and fourth quarters.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days of sales outstanding plus days supply of inventory less days payables outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle increased to 54 days in 2018 from 52 days in 2017.

	Twelve Months Ended
	December 29,	December 30,	December 31,
	2018	2017	2016
Days of sales outstanding	32	31	31
Days supply of inventory	43	41	38
Days payables outstanding	(21)	(20)	(21)
Days in cash cycle	54	52	48

The increase in our days’ supply of inventory from 2016 to 2017 was due to idX as its business requires a higher investment in inventory due to the long project lead time of its customers.  The increase in our days’ supply of inventory from 2017 to 2018 was primarily due to opportunistic lumber purchases in the second half of 2018.

Our cash flows from operating activities in 2018 was $116.7 million, which was comprised of net earnings of $152.4 million and $61.1 million of non-cash expenses, offset by a $96.8 million increase in working capital since the end of December 2017. Comparatively, cash generated from operating activities was approximately $136.6 million in 2017, which was comprised of net earnings of $124.0 million, $47.7 million of non-cash expenses, and an $35.1 million increase in working capital since the end of 2016.   The increase in working capital is primarily due to planned increases in inventory.

Our cash used in investing activities during 2018 was $121.2 million, which was comprised primarily of purchases of property, plant, and equipment totaling $95.9 million and business acquisitions totaling $54.0 million, offset by the sale of property, plant, and equipment totaling $38.4 million, including the sale of our Medley, FL, plant for $36 million.   The increase in our capital expenditures in 2018 is primarily due to the additional requirements of our recently acquired operations and an increase in our “expansionary and efficiency” capital expenditures tied to initiatives including new products, value-added product capacity expansion, automation, and the purchase of certain real estate related to geographical expansion.  Outstanding purchase commitments on existing capital projects totaled approximately $14.3 million on December 29, 2018.  The sale and purchase of investments totaling $3.7 million and $13.3 million, respectively, are due to investment activity in our captive insurance subsidiary.

In 2017, investments in business acquisitions and purchases of property, plant, and equipment were $60.6 million and $71.1 million, respectively.  Outstanding purchase commitments on existing capital projects totaled approximately $7.7 million on December 30, 2017.

Cash flows from financing activities primarily consisted of the issuance of $75 million in Senior Notes under our shelf facility (See Notes to Consolidated Financial Statements “Debt”), offset by net repayments under our revolving credit facility of approximately $16.1 million,  $22.1 million in dividend payments, and $24.6 million in repurchases of our common stock.  We paid semi-annual dividends in June and December at a rate of $0.18 per share.  Repurchases of our common stock were at an average price of $28.62 per share.  Comparatively in 2017, cash flows from financing activities primarily consisted of net borrowings under our revolving credit facility of approximately $35.6 million, offset by $19.6 million in dividend payments and almost $13 million of stock repurchases at an average price of $29.11 per share.

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. and Canadian banks led by JPMorgan Chase Bank, N.A., as administrative agent and Wells Fargo Bank, N.A., as syndication agent.  The facilities include up to $40 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, pounds Sterling,

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Euros and such other foreign currencies as may subsequently be agreed upon among the parties. This facility replaced our $295 million unsecured revolving credit facility.

On December 29, 2018, we had $42.5 million outstanding on our $375 million revolving credit facility. The revolving credit facility also supports letters of credit totaling approximately $9.8 million on December 29, 2018. As a result, we have approximately $323 million in remaining availability on our revolver. Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were in compliance with all our covenant requirements on December 29, 2018.

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

LONG-LIVED ASSETS AND GOODWILL

We evaluate long-lived assets for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. As a result of favorable factors in each of these areas combined with substantial excess equity value over carrying value from the prior year analysis, management has determined that the carryforward method is appropriate to use with the exception of the idX reporting unit where a more in-depth analysis was completed. The discounted cash flow analysis, from prior years, uses the following assumption:  a business is worth today what it can generate in future cash flows; cash received today is worth more than an equal amount of cash received in the future; and future cash flows can be reasonably estimated. The discounted cash flow analysis is based on the present value of projected cash flows and residual values.

As our annual testing date of October 1, 2018, based on the carryforward method and the analysis, the fair values would exceed the carrying values for each of the Company’s reporting units.

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

INSURANCE RESERVES

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through a wholly-owned insurance company, the related assets and liabilities of which are included in the consolidated financial statements as of December 29, 2018. Our accounting policies with respect to the reserves are as follows:

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

In addition to providing coverage for the Company, our wholly-owned insurance company, Ardellis Insurance Ltd., provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties. As of December 29, 2018, there were 39 such contracts in place. Reserves associated with these contracts were $4.9 million at December 29, 2018 and $3.4 million at December 30, 2017, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

REVENUE RECOGNITION

Revenue for product sales is recognized at the time the performance obligation is satisfied, which is primarily when the goods are delivered to the carrier, Free On Board (FOB) shipping point.  Generally, title passes at the time of shipment. In

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

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

RETAIL MARKET

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 3.5% compounded annual growth rate through 2022.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.

Our long-term goal is to achieve sales growth by:

•	Increasing our market share of value-added products, including our Deckorators product line.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

•	Developing new, value-added products, such as our Eovations product line.
•	Adding new products and customers through strategic business acquisitions or alliances.
•	Increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.

INDUSTRIAL MARKET

Our goal is to increase our sales of wood, wood alternative, and other packaging products to a wide variety of industrial and OEM users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market, provides us with growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization. In addition, purchasers of packaging products increasingly desire to reduce the number of suppliers they buy from, which provides an opportunity to gain market share due to our geographic footprint.  We plan to continue to obtain market share by expanding our manufacturing capacity capabilities and product offerings and increasing the size of our dedicated industrial design and sales personnel. We also plan to pursue strategic acquisition opportunities.

CONSTRUCTION MARKET

The National Association of Home Builders forecasts a 14% increase in manufactured home shipments in 2019 followed by an 8% increase in 2020. We currently supply approximately 40% of the trusses used in manufactured housing and we will strive to maintain our market share of trusses produced for this market.

The Mortgage Bankers Association of America forecasts a 2% increase in national housing starts to an estimated 1.3 million starts in 2019. The National Association of Home Builders forecasts starts of 1.3 million, a 1% increase from 2018. We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate. However, due to our conservative approach to adding capacity to serve this market and focus on managing potential channel conflicts with certain customers, our growth may trail the market in future years.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in the future:

•	End market demand and our ability to grow and leverage fixed costs.
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

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased as we have added personnel needed to take advantage of growth opportunities and execute our initiatives designed to increase our sales of new products and improve our sales mix of value-added products. We anticipate our trend of increases in these costs will continue in 2019; however, our objective is to reduce these costs on a per unit basis and as a percentage of gross profits as we grow as a result of fixed costs and through the improved productivity of our people. In addition, bonus and other incentive expenses for all salaried and sales employees is based on our profitability and the effective management of our assets and will continue to fluctuate based on our results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

•	Our growth in sales to the industrial market and the construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design and engineering requirements.
•	Sales of new products which generally require higher development, marketing, advertising, and other selling costs.
•	Our incentive compensation programs which are tied to gross profits, pre-bonus earnings from operations and return on investment.
•	Our growth and success in achieving continuous improvement objectives designed to improve our productivity and leveraging our fixed costs.

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

Additionally, management expects to spend approximately $95 million on capital expenditures, incur depreciation of approximately $60 million, and incur amortization and other non-cash expenses of approximately $12 million in 2019.

On December 29, 2018, we had outstanding purchase commitments on capital projects of approximately $14 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

We have no present plan to change our dividend policy, which was recently increased by 6% to a semi-annual rate of $0.18 per share. Our dividend rates are reviewed and approved at our April and October board meetings and payments are made in June and December of each year.

We have a share repurchase program approved by our Board of Directors, and as of December 29, 2018, we have authorization to buy back approximately 1.9 million shares. In the past, we have repurchased shares in order to offset the

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

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

We assessed the effectiveness of our internal control over financial reporting as of December 29, 2018, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework)  (“COSO”). Based on that evaluation, management has concluded that as of December 29, 2018, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

February 27, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Forest Products, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Forest Products, Inc. and subsidiaries (the “Company”) as of December 29, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 29, 2018, of the Company and our report dated February 27, 2019, expressed an unqualified opinion on those financial statements.

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

February 27, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Forest Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 29, 2018 and December 30, 2017, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 29, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2018 and December 30, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 29, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 29, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

February 27, 2019

We have served as the Company's auditor since 2014.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
	December 29,	December 30,
	2018	2017
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$27,316	$28,339
Investments	14,755	11,269
Restricted cash	882	477
Accounts receivable, net	343,450	327,751
Inventories:
Raw materials	271,871	234,354
Finished goods	284,349	225,954
Total inventories	556,220	460,308
Refundable income taxes	14,130	7,228
Other current assets	38,525	28,115
TOTAL CURRENT ASSETS	995,278	863,487
DEFERRED INCOME TAXES	2,668	1,865
RESTRICTED INVESTMENTS	13,267	8,359
OTHER ASSETS	8,662	7,368
GOODWILL	224,117	212,644
INDEFINITE-LIVED INTANGIBLE ASSETS	7,360	7,415
OTHER INTANGIBLE ASSETS, NET	41,486	34,910
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	120,324	134,916
Building and improvements	239,906	213,384
Machinery and equipment	419,115	372,628
Furniture and fixtures	16,960	25,251
Construction in progress	18,340	16,922
PROPERTY, PLANT AND EQUIPMENT,GROSS	814,645	763,101
Less accumulated depreciation and amortization	(459,935)	(434,472)
PROPERTY, PLANT AND EQUIPMENT, NET	354,710	328,629
TOTAL ASSETS	$1,647,548	$1,464,677
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Cash overdraft	$27,367	$25,851
Accounts payable	136,901	140,106
Accrued liabilities:
Compensation and benefits	104,109	97,556
Other	41,645	38,404
Current portion of long-term debt	148	1,329
TOTAL CURRENT LIABILITIES	310,170	303,246
LONG-TERM DEBT	202,130	144,674
DEFERRED INCOME TAXES	15,687	14,079
OTHER LIABILITIES	30,877	28,655
TOTAL LIABILITIES	558,864	490,654
SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 80,000,000; issued and outstanding, 60,883,749 and 61,191,888	60,884	61,192
Additional paid-in capital	178,540	161,928
Retained earnings	839,917	736,212
Accumulated other comprehensive income	(5,938)	144
Total controlling interest shareholders’ equity	1,073,403	959,476
Noncontrolling interest	15,281	14,547
TOTAL SHAREHOLDERS’ EQUITY	1,088,684	974,023
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,647,548	$1,464,677

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)
	Year Ended
	December 29,	December 30,	December 31,
	2018	2017	2016
NET SALES	$4,489,180	$3,941,182	$3,240,493
COST OF GOODS SOLD	3,896,286	3,398,356	2,765,903
GROSS PROFIT	592,894	542,826	474,590
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	392,235	362,220	310,152
NET (GAIN) ON DISPOSITION OF ASSETS	(6,604)	(863)	—
EARNINGS FROM OPERATIONS	207,263	181,469	164,438
INTEREST EXPENSE	8,893	6,218	4,575
INTEREST INCOME	(1,371)	(731)	(541)
UNREALIZED LOSS (GAIN) ON INVESTMENTS AND OTHER	1,888	(25)	(267)
	9,410	5,462	3,767
EARNINGS BEFORE INCOME TAXES	197,853	176,007	160,671
INCOME TAXES	45,441	51,967	55,174
NET EARNINGS	152,412	124,040	105,497
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(3,814)	(4,528)	(4,318)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$148,598	$119,512	$101,179

EARNINGS PER SHARE - BASIC	$2.41	$1.95	$1.66
EARNINGS PER SHARE - DILUTED	$2.40	$1.94	$1.65

OTHER COMPREHENSIVE INCOME:
NET EARNINGS	152,412	124,040	105,497
OTHER COMPREHENSIVE GAIN (LOSS)	(5,076)	6,130	(2,703)
COMPREHENSIVE INCOME	147,336	130,170	102,794
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(3,873)	(4,884)	(2,660)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$143,463	$125,286	$100,134

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)
	Controlling Interest Shareholders’ Equity
				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling
	Stock	Capital	Earnings	Earnings	Interest	Total
Balance at December 26, 2015	$60,425	$131,279	$565,636	$(4,585)	$13,654	$766,409
Net earnings			101,179		4,318	105,497
Foreign currency translation adjustment				(1,316)	(1,658)	(2,974)
Unrealized gain (loss) on investment				271		271
Noncontrolling interest associated with business acquisitions					—	—
Distributions to noncontrolling interest					(3,280)	(3,280)
Net purchase and dissolution of noncontrolling interest		856			(1,748)	(892)
Cash dividends - $0.140 & $0.150 per share - semiannually			(17,680)			(17,680)
Issuance of 20,439 shares under employee stock plans	21	515				536
Issuance of 407,271 shares under stock grant programs	407	4,890				5,297
Issuance of 173,370 shares under deferred compensation plans	173	(173)				—
Repurchase of 13,613 shares	—		—			—
Tax benefits from non-qualified stock options exercised		—				—
Expense associated with share-based compensation arrangements		2,208				2,208
Accrued expense under deferred compensation plans		5,074				5,074
Balance at December 31, 2016	$61,026	$144,649	$649,135	$(5,630)	$11,286	$860,466
Net earnings			119,512		4,528	124,040
Foreign currency translation adjustment				5,070	356	5,426
Unrealized gain (loss) on investment & foreign currency				704		704
Distributions to noncontrolling interest					(4,032)	(4,032)
Additional purchases of noncontrolling interest					2,409	2,409
Net purchase and dissolution of noncontrolling interest					—	—
Cash dividends - $0.150 & $0.170 per share - semiannually			(19,607)			(19,607)
Issuance of 23,691 shares under employee stock plans	24	637				661
Issuance of 428,622 shares under stock grant programs	429	5,769				6,198
Issuance of 159,108 shares under deferred compensation plans	159	(159)				—
Repurchase of 445,740 shares	(446)	297	(12,828)			(12,977)
Expense associated with share-based compensation arrangements		3,618				3,618
Accrued expense under deferred compensation plans		7,117				7,117
Balance at December 30, 2017	$61,192	$161,928	$736,212	$144	$14,547	$974,023
Net earnings			148,598		3,814	152,412
Foreign currency translation adjustment				(4,973)	59	(4,914)
Unrealized gain (loss) on investment & foreign currency			947	(1,109)		(162)
Distributions to noncontrolling interest					(3,139)	(3,139)
Cash dividends - $0.180 per share - semiannually			(22,072)			(22,072)
Issuance of 37,794 shares under employee stock purchase plans	38	988				1,026
Issuance of 348,208 shares under stock grant programs	348	4,827				5,175
Issuance of 166,528 shares under deferred compensation plans	167	(167)				—
Repurchase of 860,669 shares	(861)		(23,768)			(24,629)
Expense associated with share-based compensation arrangements		3,379				3,379
Accrued expense under deferred compensation plans		7,585				7,585
Balance at December 29, 2018	$60,884	$178,540	$839,917	$(5,938)	$15,281	$1,088,684

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended
	December 29,	December 30,	December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$152,412	$124,040	$105,497
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	54,949	48,536	40,823
Amortization of intangibles	6,393	4,860	2,795
Expense associated with share-based and grant compensation arrangements	3,574	3,805	2,335
Deferred income taxes (credits)	857	(8,629)	2,464
Unrealized loss (gain) on investments and other	1,888	(25)	(267)
Net (gain) on disposition of assets	(6,604)	(863)	—
Changes in:
Accounts receivable	(8,512)	(30,787)	(5,119)
Inventories	(84,304)	(49,262)	(3,245)
Accounts payable and cash overdraft	(5,213)	21,159	11,259
Accrued liabilities and other	1,245	23,749	15,978
NET CASH FROM OPERATING ACTIVITIES	116,685	136,583	172,520
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(95,862)	(71,116)	(53,762)
Proceeds from sale of property, plant and equipment	38,373	2,919	3,126
Acquisitions, net of cash received	(54,017)	(60,587)	(80,077)
Repayments of debt of acquiree	—	—	(92,830)
Purchase and dissolution of remaining noncontrolling interest in subsidiary	—	—	(892)
Advances of notes receivable	(434)	(234)	(6,012)
Collections on notes receivable	768	1,509	7,899
Purchases of investments	(13,338)	(13,518)	(5,666)
Proceeds from sale of investments	3,678	5,103	2,568
Other	(400)	(1,735)	(2,011)
NET CASH USED IN INVESTING ACTIVITIES	(121,232)	(137,659)	(227,657)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	732,370	758,287	131,002
Repayments under revolving credit facilities	(748,496)	(722,725)	(107,294)
Borrowings of debt	927	8,525	—
Repayment of debt	(5,540)	(13,347)	—
Issuance of long-term debt	75,000	—	—
Proceeds from issuance of common stock	1,026	660	536
Dividends paid to shareholders	(22,072)	(19,607)	(17,680)
Distributions to noncontrolling interest	(3,139)	(4,032)	(3,280)
Repurchase of common stock	(24,629)	(12,977)	—
Other	(1,054)	(31)	(73)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	4,393	(5,247)	3,211
Effect of exchange rate changes on cash	(464)	650	(1,927)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(618)	(5,673)	(53,853)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	28,816	34,489	88,342
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$28,198	$28,816	$34,489

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents, beginning of period	$28,339	$34,091	$87,756
Restricted cash, beginning of period	477	398	586
Cash, cash equivalents, and restricted cash, beginning of period	$28,816	$34,489	$88,342

Cash and cash equivalents, end of period	$27,316	$28,339	$34,091
Restricted cash, end of period	882	477	398
Cash, cash equivalents, and restricted cash, end of period	$28,198	$28,816	$34,489

SUPPLEMENTAL INFORMATION:
Interest paid	$8,860	$6,020	$4,550
Income taxes paid	51,578	56,663	57,311
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$5,837	$5,116	$4,353

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2018, 2017, and 2016 relate to the fiscal years ended December 29, 2018, December 30, 2017, and December 31, 2016, respectively. Fiscal year 2016 was comprised of 53 weeks, which contributed an additional $60 million in sales in 2016 compared to fiscal years 2018 and 2017, which were comprised of 52 weeks.

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

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends ASC 825-10, Financial Instruments – Overall, this ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income and no longer in other comprehensive income. For public entities, the amendment is effective for fiscal years beginning after December 15, 2017.  The ASU was adopted during fiscal 2018 with a cumulative-effect adjustment to retained earnings of $0.9 million at the beginning of 2018. The available-for-sale equity securities balance at December 29, 2018 is $10.7 million, which resulted in an unrealized loss recorded as a non-operating expense of $1.9 million.

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

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 29,2018:
Allowance for possible losses on accounts receivable	$2,424	$38,963	$(38,786)	$2,601
Year Ended December 30, 2017:
Allowance for possible losses on accounts receivable	$2,845	$28,102	$(28,523)	$2,424
Year Ended December 31, 2016:
Allowance for possible losses on accounts receivable	$2,672	$28,405	$(28,232)	$2,845

*Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $5.5 million and $4.8 million as of December 29, 2018 and December 30, 2017, respectively. All amounts are expected to be collected within 18 months. Concentration of accounts receivable related to our largest customer totaled $44.5 million and $55.9 million as of December 29, 2018 and December 30, 2017, respectively.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a weighted average basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale. We have inventory on consignment at customer locations valued at $16.8 million as of December 29, 2018 and $14.8 million as of December 30, 2017.

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

LEASES

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2016‑02, “Leases (Topic 842)” (ASU 2016‑02). Under ASU 2016‑02, an entity will be required to recognize assets and liabilities for the rights and obligations created by leases on the entity’s balance sheet for both finance and operating leases. For leases with a term of 12 months or less, an entity can elect to not recognize lease assets and lease liabilities and expense the lease over a straight-line basis for the term of the lease. ASU 2016‑02 will require new disclosures that depict the amount, timing, and uncertainty of cash flows pertaining to an entity’s leases. Companies are required to adopt the new standard for annual and interim periods beginning after December 15, 2018. Early adoption of ASU 2016‑02 is permitted. The FASB has decided to amend certain aspects of its new leasing standard in an attempt to provide a relief from implementation costs.  Specifically, entities may elect not to restate their comparative periods in the period of adoption when transitioning to the new standard.  The Company will elect practical expedients permitted under the transition guidance within the new standard, which among other things, allows the carryforward of historical lease classification, lease and related non-lease components accounted as a single component, and hindsight practical expedient to determine the reasonably certain lease term for existing leases. As required by the standard, the Company expects to make additional disclosures related to the nature and type of leases, practical expedients applied, and adoption method in the first quarter of 2019 fiscal year.  The Company expects $60-80 million impact on our consolidated balance sheets and no material impact on our consolidated income statement.

GOODWILL

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

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 29, 2018 and December 30, 2017. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties. As of December 29, 2018, Ardellis had 39 such contracts in place. Reserves associated with these contracts were $4.9 million at December 29, 2018 and $3.4 million at December 30, 2017, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

REVENUE RECOGNITION

On May 28, 2014, the FASB issued ASU No. 2014-09 (Accounting Standard Codification 606), Revenue from Contracts with Customers.  Topic 606 supersedes the revenue recognition requirements in Accounting Standards Codification Topic 605, Revenue Recognition, and requires the recognition of revenue when promised goods or services are transferred to customers in an amount that reflects the considerations to which the entity expects to be entitled to in exchange for those goods or services.  The ASU requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The Company has adopted the requirements of the new standard as of January 1, 2018, and utilized the modified retrospective method of transition which was applied to all contracts.

The Company completed the new revenue recognition standard assessment and determined that there was no material impact to our consolidated financial statements, aside from additional required disclosures, thus no needed adjustment to the opening retained earnings for the annual reporting period.

Within the three markets (retail, industrial, and construction) that the Company operates, there are a variety of written and oral contracts that are utilized to generate revenue from the sale of wood, wood composite and other products.  The transaction price is stated at the purchase order level, which includes shipping and/or freight costs and any applicable governmental authority taxes.  The majority of our contracts have a single performance obligation concentrated around the delivery of goods to the carrier, Free On Board (FOB) shipping point.  Therefore, revenue is recognized when this performance obligation is satisfied.  Generally, title and control passes at the time of shipment. In certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

Certain customer products that we provide require installation by the Company or a 3rd party.  Installation revenue is recognized upon completion, which is typically 2-3 days after receipt.  If it is determined to utilize a 3rd party for installation, the party will act as an agent to the Company until completion of the installation.  Installation revenue represents an immaterial share of the Company’s total sales.

The Company utilizes rebates, credits, discounts and/or cash-based incentives with certain customers which are accounted for as variable consideration. We estimate these amounts based on historical and anticipated customer sales and reduce recognized revenues accordingly. We believe that there will not be significant changes to our estimates of variable consideration.  Our estimates of variable consideration are considered not constrained as the likelihood and magnitude of a significant reversal are not probable.  The allocation of these costs are applied at the invoice level and recognized in conjunction with revenue.  Additionally, the volume returns and refunds are estimated on a historical and expected basis which is a reduction of revenue recognized.

Earnings on construction contracts are reflected in operations using over time accounting, under either cost to cost or units of delivery methods, depending on the nature of the business at individual operations, which is in accordance with ASC 606 as revenue is recognized when certain performance obligations are performed. Under over time accounting using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs. Under over time accounting using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units. Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

Our construction contracts are generally entered into with a fixed price and completion of the projects and performance obligations can range from 6 to 18 months in duration.    Therefore, our operating results are impacted by, among many other things, labor rates and commodity costs.  Invoices are issued routinely throughout the projects’ life and payments are primarily due 45-60 days after invoice date.  During the year, we update our estimated costs to complete our projects using current labor and commodity costs and recognize losses to the extent that they exist.

The following table presents our gross revenues disaggregated by revenue source:

(in thousands)	December 29,	December 30,
Market Classification	2018	2017	% Change
FOB Shipping Point Revenue	$4,440,098	$3,867,781	14.8%
Construction Contract Revenue	125,651	138,422	-9.2%
Total Gross Sales	4,565,749	4,006,203	14.0%
Sales Allowances	(76,569)	(65,021)	17.8%
Total Net Sales	$4,489,180	$3,941,182	13.9%

In 2018, $77.8 million and $47.8 million of our construction contract revenue was attributable to our North and West segments, respectively.  Construction contract revenue is primarily made up of site-built and framing customers.

The following table presents the balances of percentage-of-completion accounts on December 29, 2018 and December 30, 2017 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	December 29,	December 30,
	2018	2017
Cost and Earnings in Excess of Billings	$6,945	$5,005
Billings in Excess of Cost and Earnings	3,245	4,435

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

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands), which incorporate the retroactive effect of the Company’s 3 for 1 stock split:

	December 29,	December 30,	December 31,
	2018	2017	2016
Numerator:
Net earnings attributable to controlling interest	$148,598	$119,512	$101,179
Adjustment for earnings allocated to non-vested restricted common stock	(3,396)	(2,225)	(1,595)
Net earnings for calculating EPS	$145,202	$117,287	$99,584
Denominator:
Weighted average shares outstanding	61,762	61,416	61,089
Adjustment for non-vested restricted common stock	(1,411)	(1,143)	(963)
Shares for calculating basic EPS	60,351	60,273	60,126
Effect of dilutive restricted common stock	82	90	99
Shares for calculating diluted EPS	60,433	60,363	60,225
Net earnings per share:
Basic	$2.41	$1.95	$1.66
Diluted	$2.40	$1.94	$1.65

No options were excluded from the computation of diluted EPS for 2018, 2017, or 2016.

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

B.FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows:

	December 29, 2018				December 30, 2017
	Quoted	Prices with			Quoted	Prices with
	Prices in	Other	Prices with		Prices in	Other
	Active	Observable	Unobservable		Active	Observable
	Markets	Inputs	Inputs		Markets	Inputs
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	Total
Money market funds	$56	$5,267	$—	$5,323	$64	$3,071	$3,135
Fixed income funds	3,387	9,738	—	13,125	1,182	6,974	8,156
Equity securities	7,262	—	—	7,262	10,710	—	10,710
Hedge funds	—	—	1,756	1,756
Mutual funds:
Domestic stock funds	2,846	—	—	2,846	367	—	367
International stock funds	937	—	—	937	91	—	91
Target funds	237	—	—	237	270	—	270
Bond funds	796	—	—	796	209	—	209
Alternative funds	1,318	—	—	1,318
Total mutual funds	6,134	—	—	6,134	937	—	937
Total	$16,839	$15,005	1,756	$33,600	$12,893	$10,045	$22,938
Assets at fair value	$16,839	$15,005	1,756	$33,600	$12,893	$10,045	$22,938

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

During 2018, we purchased a private real estate income trust which will be valued as a Level 3 asset.  We did not maintain any Level 3 assets or liabilities at December 30, 2017.

In 2017, our wholly-owned captive, Ardellis Insurance Ltd. (“Ardellis”) transferred fixed income securities to a newly formed collateral trust account in line with regulatory requirements in the State of Michigan to allow Ardellis to act as an admitted carrier in the State.  These funds are intended to safeguard the insureds of the Michigan Branch of Ardellis.  The funds are classified as “Restricted Investments”.

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $27.4 million as of December 29, 2018, consisting of mutual funds, domestic and international stocks, and fixed income bonds.

Ardellis’ available for sale investment portfolio consists of the following:

	December 29,2018			December 30,2017
		Unrealized			Unrealized
	Cost	Gain/(Loss)	Fair Value	Cost	Gain/(Loss)	Fair Value
Fixed Income	$13,301	$(176)	$13,125	$8,170	$(14)	$8,156
Equity	7,141	121	7,262	9,185	1,524	10,709
Mutual Funds	5,815	(567)	5,248	—	—	—
Hedge Funds	1,722	34	1,756	—	—	—
Total	$27,979	$(588)	$27,391	$17,355	$1,510	$18,865

Our fixed income investments consist of a blend of US Government and Agency bonds and investment grade corporate bonds with varying maturities.  Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. Our hedge funds consist of the private real estate income trust which is valued as a Level 3 asset.  The net pre-tax unrealized loss was $0.5 million. Carrying amounts above are recorded in the investments and restricted investments line items within the balance sheet as of December 29, 2018.

C.BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2018 and 2017, which were accounted for using the purchase method (in thousands).

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	October 22, 2018	$15,115 cash paid for 100% asset purchase	$8,592	$6,523	North
Pak-Rite, LTD ("Pak-Rite")

A designer and manufacturer of packaging for high-value products, such as medical, aerospace and automation equipment.  Pak-Rite had annual sales of approximately $15 million.  The acquisition of Pak-Rite allows us to grow our portfolio of packaging products and our presence in this region.

	July 31, 2018	$1,016 cash paid for 100% asset purchase	$250	$766	West
The Pallet Place, LLC ("Pallet Place")

A manufacturer and distributor of total packaging solutions in timber, crates, skids, and pallets.  Pallet Place had annual sales of approximately $5 million.  The acquisition of Pallet Place allows us to increase our industrial business and creates operating leverage by consolidating with another regional operation.

	June 1, 2018	$23,866 cash paid for 100% asset purchase	$12,497	$11,369	South
North American Container Corporation ("NACC")

A manufacturer of structural packaging products, including steel, corrugated and hardwood packaging.  NACC had annual sales of approximately $71 million.  The acquisition of NACC allows us to enhance our presence in this region, expand our product offering, and serve customers more cost effectively.

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	April 9, 2018	$3,890 cash paid for 100% asset purchase	$2,235	$1,655	West
Fontana Wood Products ("Fontana")

A manufacturer and distributor of lumber and trusses in the Southern California region.  Fontana had annual sales of approximately $12 million.  The acquisition of Fontana allows us to expand our manufactured housing business and creates operating leverage by consolidating with another regional operation.

	April 3, 2018	$1,347 cash paid for 100% asset purchase	$1,287	$60	All Other
Expert Packaging ("Expert")

A manufacturer and distributor of total packaging solutions in timber, crates, pallets, and skids.  Expert had annual sales of approximately $3.6 million.  The acquisition of Expert allows us to make progress on our goal of becoming a global provider of packaging solutions.

	January 23, 2018	$2,942 cash paid for 100% asset purchase	$850	$2,092	West
Spinner Wood Products, LLC ("Spinner")

A manufacturer and distributor of agricultural bin and various industrial packaging.  Spinner had annual sales of approximately $8 million.  The acquisition of Spinner allows us to expand our industrial packaging product offering and creates operating leverage by consolidating with other regional operations.

	January 15, 2018	$5,784 cash paid for 100% asset purchase	$50	$5,734	North
Great Northern Lumber, LLC

A manufacturer of industrial products as well as serving the concrete forming market in the Chicago area.  Great Northern Lumber had annual sales of approximately $25 million.  The acquisition of Great Northern Lumber enables us to expand our concrete forming product offering and regional coverage.

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

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2018, except for our NACC and Pak-Rite acquisitions.  In aggregate, acquisitions not consolidated with other operations contributed approximately $110.1 million in revenue and a $1.1 million in operating profit during 2018.

At December 29, 2018, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-						Goodwill -
	Compete	Customer					Tax
	Agreements	Relationships		Tradename	Goodwill		Deductible
Pak-Rite	$—	$4,300	*	$—	$4,292	*	$8,592
Pallet Place	—	250		—	—		250
NACC	—	3,500	*	—	8,997	*	12,497
Fontana	—	2,235		—	—		2,235
Expert Packaging	221	809		257	—		—
Spinner	850	—		—	—		850
Great Northern Lumber	50	—		—	—		50
Silverwater Box	—	—		—	909		—
Go Boy	225	4,655		—	—		4,880
Robbins	560	3,530		450	3,113		7,653
Quality	830	5,720		400	7,391		14,341
*(estimate)

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2018 and 2017 are not presented.

D.GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the net carrying amount of goodwill by reporting segment for the years ended December 29, 2018 and December 30, 2017, are as follows (in thousands):

	North	South	West	All Other	Total
Balance as of December 31, 2016	43,386	43,625	87,730	23,794	198,535
2017 Acquisitions	7,391	3,113	—	909	11,413
Foreign Exchange, Net	350	—	—	2,346	2,696
Balance as of December 30, 2017	51,127	46,738	87,730	27,049	212,644
2018 Acquisitions	4,292	8,996	—	—	13,288
Foreign Exchange, Net	(365)	—	—	(1,450)	(1,815)
Balance as of December 29, 2018	$55,054	$55,734	$87,730	$25,599	$224,117

Indefinite-lived intangible assets totaled $7.4 million as of December 29, 2018 and December 30, 2017 related to the idX, International, and Consumer Products reporting units which is included in the All Other reportable segment.

The following amounts were included in other amortizable intangible assets, net as of December 29, 2018 and December 30, 2017 (in thousands):

	2018		2017
		Accumulated		Accumulated
	Assets	Amortization	Assets	Amortization
Non-compete agreements	$10,232	$(5,517)	$9,841	$(4,208)
Customer relationships	40,307	(6,843)	31,630	(5,986)
Licensing agreements	4,589	(3,909)	4,589	(3,450)
Patents	792	(284)	792	(254)
Tradename	2,879	(760)	2,420	(464)
Total	$58,799	$(17,313)	$49,272	$(14,362)

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Weighted Average
Intangible Asset Type	Estimated Useful Life	Amortization Period
Non-compete agreements	3 to 15 years	6.8 years
Customer relationship	5 to 15 years	11.4 years
Licensing agreements	10 years	10 years
Tradename (amortizable)	5 to 15 years	11.7 years

Amortization expense of intangibles totaled $6.4 million, $4.9 million and $2.8 million in 2018, 2017 and 2016, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2019	$6,908
2020	5,802
2021	5,503
2022	5,119
2023	3,800
Thereafter	14,354
Total	$41,486

E.DEBT

On June 14, 2018, we entered into an unsecured Note Purchase Agreement (the "Agreement") under which we issued our 4.20% Series 2018 C Senior Notes, due June 14, 2028, in the aggregate principal amount of $40 million and our 4.27% Series 2018 D Senior Notes, due June 14, 2030, in the aggregate principal amount of $35 million. Proceeds from the sale of the Series C Senior Notes and Series D Senior Notes were used to pay down our revolving credit facility.

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

On November 1, 2018,  we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. banks led by JPMorgan Chase Bank, N.A., as administrative agent and Wells Fargo Bank, N.A., as syndication agent. The facilities include up to $40 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, pounds Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. This facility replaced our $295 million unsecured revolving credit facility. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. The Company is charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 12.5 to 30.0 basis points, also determined based upon the Company’s performance. The facility fee is payable quarterly in arrears.

Outstanding letters of credit extended on our behalf on December 29, 2018 and December 30, 2017 aggregated $30.3 million and $26.5 million; respectively, which includes approximately $9.8 million related to industrial development revenue bonds. The Company had an outstanding balance of $42.5 million and $59.4 million on its revolver at December 29, 2018, and December 30, 2017, respectively.   After considering letters of credit, the Company had $322.7 million and $225.7 million in remaining availability on its revolver on December 29, 2018, and December 30, 2017, respectively.  Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Letters of credit have one year terms and include an automatic renewal clause. The letters of credit related to industrial development revenue bonds are charged an annual interest rate of 112.5 basis points, based upon our financial performance. The letters of credit related to workers’ compensation are charged an annual interest rate of 75 basis points.

Long-term debt obligations are summarized as follows on December 29, 2018 and December 31, 2017 (amounts in thousands):

	2018	2017
Series 2018 Senior Notes C, due on June 14, 2028, interest payable semi-annually at 4.20%	$40,000	$—
Series 2018 Senior Notes D, due on June 14, 2030, interest payable semi-annually at 4.27%	35,000	—
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	35,000	35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $375 million due on November 1, 2023, interest payable monthly at a floating rate (3.39% on December 29, 2018 and 2.41% on December 30, 2017)	42,490	59,422
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (1.94% on December 29, 2018 and 1.08% on December 30, 2017)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (2.00% on December 29, 2018 and 1.14% on December 30, 2017)	2,700	2,700
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (1.99% on December 29, 2018 and 1.13% on December 30, 2017)	3,700	3,700
Capital leases and foreign affiliate debt	311	2,058
	202,501	146,180
Less current portion	(148)	(1,329)
Less debt issuance costs	(223)	(177)
Long-term portion	$202,130	$144,674

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants. We were within all of our lending requirements on December 29, 2018 and December 30, 2017.

On December 29, 2018, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2019	$148
2020	2,834
2021	29
2022	38,700
2023	42,490
Thereafter	118,300
Total	$202,501

On December 29, 2018, the estimated fair value of our long-term debt, including the current portion, was $203.1 million, which was $0.6 million more than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

F.LEASES

We lease certain real estate under operating lease agreements with original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under these leases. Certain leases carry renewal options of five to fifteen years. We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years. Future minimum payments under non-cancelable operating leases on December 29, 2018 are as follows (in thousands):

Operating
Leases
2019	$17,242
2020	11,969
2021	9,784
2022	8,346
2023	6,382
Thereafter	22,498
Total minimum lease payments	$76,221

Rent expense was approximately $25.0 million, $22.3 million, and $10.5 million in 2018, 2017, and 2016, respectively.

G.DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.0 million on December 29, 2018 and December 30, 2017,  and are included in "Other Liabilities" and "Other Assets," respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $1.0 million on December 29, 2018 and December 30, 2017, and are included in "Other Assets."  Related liabilities totaled $27.8 million and $22.6 million on December 29, 2018 and December 30, 2017, respectively, and are included in "Other Liabilities" and "Shareholders’ Equity."  Assets associated with the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

H.COMMON STOCK

We maintain and administer our shareholder approved Employee Stock Purchase Plan ("Stock Purchase Plan"). The Stock Purchase Plan allows eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. We have expensed the fair value of the compensation associated with these awards, which approximates the discount. The amount of expense is nominal.

We maintain and administer our shareholder approved Directors’ Retainer Stock Plan ("Stock Retainer Plan").  The Stock Retainer Plan allows eligible members of the Board of Directors to defer the cash portion of their retainer and committee fees and receive shares of our stock at the time of or following their retirement, disability or death. The number of shares to be received is equal to the amount of the cash portion of their retainer and committee fees deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock. We recognized expense for this plan of $1.7 million in 2018, $1.7 million in 2017, and $0.7 million in 2016. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock.

Finally, we maintain and administer our shareholder approved Long Term Stock Incentive Plan (the "LTSIP”). The LTSIP provides for the grant of stock options,  stock appreciation rights, restricted stock, performance shares and other stock-based awards.

On October 18, 2017, the Board of Directors approved a three-for-one split of the Company's outstanding shares of common stock effected as a stock dividend.  On November 14, 2017, shareholders of record as of October 31, 2017, received two additional shares for each share held on the record date.

There is no unrecognized compensation expense remaining for stock options in 2018, 2017, and 2016.

Below is a summary of common stock issuances for 2018 and 2017:

	December 29, 2018
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	38	$35.58

Shares issued under the employee stock gift program	3	33.56
Shares issued under the director retainer stock program	101	17.17
Shares issued under the long term stock incentive plan	164	35.16
Shares issued under the executive stock match grants	94	32.94
Forfeitures	(14)	-
Total shares issued under stock grant programs	348	$29.37

Shares issued under the deferred compensation plans	167	$36.98

	December 30, 2017
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	24	$32.80

Shares issued under the employee stock gift program	3	31.92
Shares issued under the director retainer stock program	62	19.02
Shares issued under the long term stock incentive plan	240	31.81
Shares issued under the executive stock match grants	129	32.03
Forfeitures	(5)	-
Total shares issued under stock grant programs	429	$30.06

Shares issued under the deferred compensation plans	159	$32.16

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

				Weighted-
			Unrecognized	Average
		Weighted-	Compensation	Period to
	Restricted	Average Grant	Expense	Recognize
	Awards	Date Fair Value	(in millions)	Expense
Nonvested at December 26, 2015	623,748	13.66	5.2	2.53 years
Granted	350,892	23.96
Vested	(180,465)	15.66
Forfeited	(2,643)	21.45
Nonvested at December 31, 2016	791,532	19.32	4.8	1.51 years
Granted	388,248	32.03
Vested	(141,111)	12.71
Forfeited	(5,043)	30.14
Nonvested at December 30, 2017	1,033,626	24.24	7.1	1.31 years
Granted	247,068	36.52
Vested	(107,865)	18.11
Forfeited	(12,750)	24.19
Nonvested at December 29, 2018	1,160,079	$23.32	$7.6	1.12 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $3.6 million, $3.6 million, and $2.2 million and the related total income tax benefits of $0.7 million, $1.0 million, and $1.1 million in 2018, 2017 and 2016, respectively.

In 2018, 2017 and 2016, cash received from share issuances under our plans was $1.0 million, $0.7 million and $0.5 million, respectively.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock. On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our share repurchase program. We repurchased 860,669 and 445,740 shares under this program in 2018 and 2017, respectively. As of December 29, 2018, the cumulative total authorized shares available for repurchase is approximately 1.9 million shares.

I.RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25% of employee contributions in 2018, 2017, and 2016, on a discretionary basis, totaling $3.4 million, $4.8 million, and $4.4 million respectively. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

On July 14, 2011, the compensation committee of the board of directors approved a retirement plan for certain officers of the Company (who have at least 20 years of service with the Company and at least 10 years of service as an officer) whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $9.1 million and $7.8 million are accrued in “Other Liabilities” for this plan at December 29, 2018 and December 30, 2017, respectively.

J.INCOME TAXES

Income tax provisions for the years ended December 29, 2018, December 30, 2017, and December 31, 2016 are summarized as follows (in thousands):

	2018	2017	2016
Currently Payable:
Federal	$31,492	$44,413	$42,397
State and local	7,544	8,579	6,341
Foreign	5,527	6,240	6,143
	44,563	59,232	54,881
Net Deferred:
Federal	2,965	(7,681)	(455)
State and local	(522)	(864)	438
Foreign	(1,565)	1,280	310
	878	(7,265)	293
	$45,441	$51,967	$55,174

The components of earnings before income taxes consist of the following:

	2018	2017	2016
U.S.	$180,261	$151,395	$140,106
Foreign	17,592	24,612	20,565
Total	$197,853	$176,007	$160,671

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2018	2017	2016
Statutory federal income tax rate	21.0%	35.0%	35.0%
State and local taxes (net of federal benefits)	3.8	3.0	3.1
Effect of noncontrolling owned interest in earnings of partnerships	(0.1)	(0.2)	(0.2)
Manufacturing deduction	n/a	(2.5)	(2.4)
Tax credits, including foreign tax credit	(1.6)	(2.0)	(1.4)
Change in uncertain tax positions reserve	0.1	0.4	0.4
Other permanent differences	0.6	(0.1)	0.1
Other, net	(0.7)	(0.6)	(0.3)
Impact of Tax Act and reduction of corporate tax rate	(0.1)	(3.5)	—
Effective income tax rate	23.0%	29.5%	34.3%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 29, 2018 and December 30, 2017 are as follows (in thousands):

	2018	2017
Employee benefits	$20,914	$17,048
Net operating loss carryforwards	6,520	8,592
Foreign subsidiary capital loss carryforward	504	546
Other tax credits	586	709
Inventory	1,090	358
Reserves on receivables	802	714
Accrued expenses	1,593	2,060
Other, net	2,785	1,879
Gross deferred income tax assets	34,794	31,906
Valuation allowance	(2,707)	(4,706)
Deferred income tax assets	32,087	27,200
Depreciation	(24,881)	(19,992)
Intangibles	(20,225)	(19,422)
Other, net	—	—
Deferred income tax liabilities	(45,106)	(39,414)
Net deferred income tax liability	$(13,019)	$(12,214)

As of December 29, 2018, the company had federal, state and foreign net operating loss carryforwards of $6.5 million and state tax credit carryforwards of $0.4 million, which will expire at various dates.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2018 – 2022	$—	$165	$347	$—	$381
2023 - 2027	—	526	635	—	—
2028 - 2032	2,859	672	114	—	—
2033 - 2037	41	812	—	—	—
Thereafter	—	293	56	—	—
Total	$2,900	$2,468	$1,152	$—	$381

As of December 29, 2018, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards as well as certain state tax credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance against various NOL and tax credit carryforwards. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the ”Tax Act”).  The Tax Act makes broad and complex changes to the U.S. tax code that affected 2017, including, but not limited to, (1) requiring a one-time transition tax on certain unrepatriated earnings of foreign subsidiaries that is payable over eight years and (2) bonus depreciation that will allow for full expensing of qualified property.

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

In connection with our initial analysis of the impact of the Tax Act, we recorded a provisional discrete net tax benefit of $6.1 million in the period ending December 30, 2017 which consisted primarily of (1) a net benefit for the corporate rate reduction of $8.2 million; (2) a net expenses for the write-down of deferred tax assets for stock based compensation that will no longer be deductible for $1.9 million; and (3) a net expense for the transition tax of $0.2 million. We completed our accounting for the income tax effects of the Tax Act in 2018 and have recognized an additional measurement-period adjustment of a net tax benefit of $0.3 million in the period ending December 29, 2018.  The adjusted total impact of the Tax Act is now $6.4 million which consists of the following: (1) the net benefit for the corporate rate reduction remained the same at $8.2 million; (2) a net expense for the write-down of the deferred tax assets for stock based compensation was reduced by $0.1 million to $1.8 million, and (3) the net expense for the transition tax was eliminated and reduced by $0.2 million. The effect of the measurement-period adjustment on the 2018 effective tax rate was a reduction of approximately 0.1 percent.

Global intangible low taxed income (GILTI):  The Tax Act created a new requirement that certain income (i.e., GILTI) earned by controlled foreign corporations (CFCs) must be included currently in the gross income of the CFCs’ U.S. shareholder.  GILTI is the excess of the shareholder’s “net CFC tested income” over the net deemed tangible income return, which is currently defined as the excess of (1) 10 percent of the aggregate of the U.S. shareholder’s pro rata share of the qualified business asset investment of each CFC with respect to which it is a U.S. shareholder over (2) the amount of certain interest expense taken into account in the determination of net CFC-tested income.

In our evaluation of this provision of the Tax Act and the application of ASC 740, we elected under U.S. GAAP,  to make the accounting policy of treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current-period expense when incurred (the “period cost method”) as opposed to factoring such amounts into a company’s measurement of its deferred taxes (the “deferred method”).  For the year ended December 29, 2018, we determined that no GILTI tax inclusion was applicable.

K.ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2018	2017	2016
Gross unrecognized tax benefits beginning of year	$4,000	$3,381	$2,209
Increase in tax positions for prior years	(366)	4	243
Increase in tax positions due to acquisitions	—	—	362
Increase in tax positions for current year	1,326	1,107	905
Settlements with taxing authorities	—	(2)	(32)
Lapse in statute of limitations	(582)	(490)	(306)
Gross unrecognized tax benefits end of year	$4,378	$4,000	$3,381

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.5 million,  $0.7 million, and $0.6 million at December 29, 2018, December 30, 2017, and December 31, 2016, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2015. A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months is $0.8 million.

L.COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, Ardellis Insurance Ltd., a licensed captive insurance company.

We own and operate a number of facilities throughout the United States that chemically treat lumber products. In connection with the ownership and operation of these and other real properties, and the disposal or treatment of hazardous or toxic substances, we may, under various federal, state, and local environmental laws, ordinances, and regulations, be potentially liable for removal and remediation costs, as well as other potential costs, damages, and expenses. Environmental reserves, calculated with no discount rate, have been established to cover remediation activities at wood preservation facilities in Stockertown, PA; Elizabeth City, NC; and Auburndale, FL. In addition, a reserve was established for our facility in Thornton, CA to remove certain lead containing materials which existed on the property at the time of purchase.

On a consolidated basis, we have reserved approximately $2.1 million and $3.0 million on December 29, 2018 and December 30, 2017, respectively, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

Many of our wood treating operations utilize “Subpart W” drip pads, defined as hazardous waste management units by the Environmental Protection Agency. The rules regulating drip pads require that a pad be “closed” at the point that it is no longer intended to be used for wood treating operations or to manage hazardous waste. Closure involves identification and disposal of contaminants which are required to be removed from the facility. The cost of closure is dependent upon a number of factors including, but not limited to, identification and removal of contaminants, cleanup standards that vary from state to state, and the time period over which the cleanup would be completed. Based on our present knowledge of existing circumstances, it is considered probable that these costs will approximate  $0.1 million. As a result, this amount is recorded in other long-term liabilities on December 29, 2018.

In addition, on December 29, 2018, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 29, 2018, we had outstanding purchase commitments on commenced capital projects of approximately $14.3 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 29, 2018, we had approximately $21.1 million in outstanding payment and performance bonds for open projects. We had approximately $1.0 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 29, 2018 we had outstanding letters of credit totaling $30.3 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $20.5 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

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

Certain wholly owned domestic subsidiaries have guaranteed the indebtedness of Universal Forest Products, Inc. in certain debt agreements, including the Series 2012 Senior Notes, the Series 2018 Senior Notes, and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements.

We did not enter into any new guarantee arrangements during 2018 which would require us to recognize a liability on our balance sheet.

M.SEGMENT REPORTING

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

With respect to the facilities in the north, south, and west segments, these facilities generally supply the three markets the Company serves nationally - Retail, Industrial, and Construction. Also, substantially all of our facilities support customers in the immediate geographical region surrounding the facility.  One customer, The Home Depot, accounted for approximately 19% of our total sales in fiscal 2018 and 2017, and 20% in 2016.

Our Alternative Materials, International, and idX divisions have been included in the “All Other” column of the table below. The “Corporate” column includes unallocated administrative costs and certain incentive compensation expense.

	2018
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,279,459	$1,024,747	$1,599,274	$585,700	$—	$4,489,180
Intersegment net sales	56,682	76,297	56,004	235,905	—	424,888
Interest expense (income)	58	(6)	197	(1,486)	10,130	8,893
Amortization expense	830	1,292	1,998	2,273	—	6,393
Depreciation expense	12,062	8,244	14,836	10,341	9,466	54,949
Segment earnings from operations	66,239	60,049	103,357	6,779	(29,161)	207,263
Segment assets	386,483	266,503	496,939	395,727	101,896	1,647,548
Capital expenditures	17,820	9,185	26,024	39,168	3,665	95,862

	2017
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,133,656	$837,370	$1,417,924	$552,232	$—	$3,941,182
Intersegment net sales	67,161	74,566	83,245	167,568	—	392,540
Interest expense	4	160	293	(473)	6,234	6,218
Amortization expense	559	607	1,723	1,971	—	4,860
Depreciation expense	10,511	6,880	14,116	8,586	8,443	48,536
Segment earnings from operations	61,326	46,646	82,465	17,296	(26,264)	181,469
Segment assets	351,270	240,661	462,311	356,264	54,171	1,464,677
Capital expenditures	23,026	12,286	23,212	9,865	2,727	71,116

	2016
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,000,426	$711,862	$1,251,093	$277,112	$—	$3,240,493
Intersegment net sales	57,770	38,641	88,311	19,322	—	204,044
Interest expense	1	307	387	143	3,737	4,575
Amortization expense	115	—	1,858	822	—	2,795
Depreciation expense	8,948	6,190	13,326	4,531	7,828	40,823
Segment earnings from operations	59,408	47,146	76,875	16,639	(35,630)	164,438
Segment assets	302,009	192,085	438,674	313,304	45,986	1,292,058
Capital expenditures	10,902	5,571	19,648	6,037	11,604	53,762

Information regarding principal geographic areas was as follows (in thousands):

	2018		2017		2016
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$4,382,356	$342,326	$3,821,366	$313,976	$3,162,331	$280,362
Foreign	106,824	34,312	119,816	30,380	78,162	26,106
Total	$4,489,180	$376,638	$3,941,182	$344,356	$3,240,493	$306,468

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Year Ended
	December 29,	December 30,	December 31,
	2018	2017	2016
Value-Added Sales
Trusses – residential, modular and manufactured housing	$421,996	$368,591	$334,956
Fencing	179,037	187,905	176,668
Decking and railing – composite, wood and other	271,499	244,910	200,004
Turn-key framing and installed sales	151,260	149,520	141,474
Industrial packaging and components	581,622	471,262	391,610
Engineered wood products (eg. LVL; i-joist)	83,212	76,507	76,503
In-store fixtures	252,341	260,174	87,262
Manufactured brite and other lumber	102,333	78,638	68,517
Wall panels	69,889	61,226	53,279
Outdoor DIY products (eg. stakes; landscape ties)	124,907	110,327	106,284
Construction and building materials (eg. door packages; drywall)	305,374	265,048	204,732
Lattice – plastic and wood	48,614	48,736	50,556
Manufactured brite and other panels	97,314	75,742	60,753
Siding, trim and moulding	98,370	85,016	66,048
Hardware	24,662	21,218	20,713
Manufactured treated lumber	20,889	17,584	17,412
Other	21,342	12,604	10,967
Total Value-Added Sales	$2,854,661	$2,535,008	$2,067,738

Commodity-Based Sales
Non-manufactured brite and other lumber	718,456	576,374	469,042
Non-manufactured treated lumber	647,222	575,505	479,333
Non-manufactured brite and other panels	285,888	271,310	238,806
Non-manufactured treated panels	39,768	34,970	30,374
Other	19,754	13,036	12,084
Total Commodity-Based Sales	$1,711,088	$1,471,195	$1,229,639
Total Gross Sales	$4,565,749	$4,006,203	$3,297,377
Sales allowances	(76,569)	(65,021)	(56,884)
Total Net Sales	$4,489,180	$3,941,182	$3,240,493

N.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 13 and 14 weeks during the years ended December 29, 2018 and December 30, 2017, respectively, (in thousands, except per share data):

	First		Second		Third		Fourth
	2018	2017	2018	2017	2018	2017	2018	2017
Net sales	$993,857	$846,130	$1,294,440	$1,072,375	$1,212,702	$1,056,586	$988,179	$966,091
Gross profit	130,889	120,740	165,689	148,240	158,673	144,687	137,643	129,159
Net earnings	33,582	21,634	45,130	34,574	42,068	34,669	31,633	33,162
Net earnings attributable to controlling interest	32,833	21,062	44,044	33,642	41,219	33,693	30,502	31,115
Basic earnings per share	0.53	0.34	0.71	0.55	0.67	0.55	0.50	0.51
Diluted earnings per share	0.53	0.34	0.71	0.55	0.66	0.55	0.50	0.51

MARKET INFORMATION FOR OUR COMMON STOCK

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 28, 2013, and reinvestment of dividends in all cases.

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

John M. Engler	Michael R. Cole Chief Financial Officer and Treasurer

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc. Bruce A. Merino	Allen T. Peters President UFP Western Division
Mary E. Tuuk President and Chief Executive Officer Grand Rapids Symphony	Patrick Benton President UFP Northern Division
Brian C. Walker Partner-Strategic Leadership Huron Capital	Jonathan West President UFP Southern Division

Michael G. Wooldridge Partner Varnum, LLP	Robert D. Coleman Executive Vice President Manufacturing

Joan A. Budden President Priority Health	C. Scott Greene Executive Vice President Strategy & Development

Donald L. James Executive Vice President National Sales

Michael F. Mordell Executive Vice President International Operations

Chad C. Uhlig Eastin Executive Vice President Purchasing

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 24, 2019, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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

6201 15th Ave

Brooklyn, NY 11219

Telephone:  (800) 937‑5449

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE

Grand Rapids, MI 49525

Telephone:  (616) 364‑6161

Facsimile:  (616) 364‑5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:

Adairsville, GA	Newnan, GA	Freewater, OR
Ashburn, GA	Ooltewah, TN	Gainesville, GA
Atco, NJ	Parker, PA	Gilmer, TX
Auburn , NY	Pearisburg, VA	Grand Haven, MI
Auburndale, FL	Peru, IL	Grand Rapids, MI
Belchertown, MA	Prairie Du Chien, WI	Greene, ME
Belle Glade, FL	Ranson, WV	Hawkins County, TN
Berlin, NJ	Riverside, CA	Hendersonville, NC
Blanchester, OH	Rowesville, SC	Jeffersonville, IN
Blue Island, IL	Saginaw, TX	Kansas City, MO
Bomaderry, Australia	Saint Bernard De Lacolle, Quebec	Kearneysville, WV
Burlington, NC	Salisbury, NC	Kyle, TX
Cameron, SC	San Antonio, TX	Lockhart, FL
Cedar Hill, TX	Santee, SC	Maricopa County, AZ
Chaffee, NY	Sauk Rapids, MN	Marietta, GA
Chandler, AZ	Schertz, TX	Martin, TN
Chesapeake, VA	Selma, AL	Mayville, WI
Clinton, NC	Shawnee, OK	Mcminnville, OR
Conway, SC	Sidney , NY	Medley, FL
Dayton, OH	Silsbee, TX	Mexico City, MX
Eatonton, GA	Snohomish, WA	Morristown, TN
Edwardsburg, MI	Stanfield , NC	Moultrie, GA
Elizabeth City, NC	Stockertown, PA	Nampa, ID
Elkhart, IN	Thornton, CA	Nappanee, IN
Fernley, NV	Union City, GA	Naugatuck, CT
Folkston, GA	Warrens, WI	New Delhi, India
Franklinton, NC	Washington, NC	New Hartford, NY
Fredericksburg, VA	Waterbury, CT	New York, NY
Gilmer, TX	Wenatchee, WA	Ontario, CA
Gordon, PA	White Bear Lake, MN	Orangeburg, SC
Grand Rapids, MI	White Pigeon, MI	Parker, PA
Grandview, TX	Windsor, CO	Pitts, GA
Granger, IN	Woodburn, OR	Plainville, MA
Haleyville, AL	Yakima, WA	Poulsbo, WA
Hamilton, OH	Aiea, HI	Prairie Du Chien, WI
Harrisonville, MO	Athena, OR	Puerto Rico
Highland Square, NY	Auburndale, FL	Puyallup, WA
Hillsboro, TX	Aurora, CO	Rockwell, NC
Huntsville, TX	Bangalore, India	Salina, KS
Janesville, WI	Barnesville, GA	San Antonio, TX
Jefferson, GA	Biscoe, NC	Shanghai, China
Kearneysville, WV	Boise , ID	Sharon, TN
Kyle, TX	Bridgeton, MO	Shawnee, OK
Lafayette, CO	Chandler, AZ	South Marston Swindon, Wiltshire
Lansing, MI	Chicago, IL	Spring Lake, MI
Lawrenceburg, TN	Chino, CA	St Bernard De Lacolle, Quebec
Liberty, NC	Columbia, MD	Stevens Point, WI
Locust, NC	Comal County, TX	Tampa, FL
Lodi, OH	Condord, ON	Thomaston, GA
Magna, UT	Cordele, GA	Tokyo, Japan
Mcintyre, GA	Dallas, TX	Vesper, WI
Mcminnville, OR	Delano, PA	White Bear Lake, MN
Milwaukee, WI	Eagan, MN	Wilcox County, GA
Minneota, MN	Earth City, MO	Windsor, CO
Morristown, TN	Edina, MN	Wintrop, ME
Moultrie, GA	Elkhart, IN	Woodburn, OR
Naches, WA	Elkwood, VA	Wujiang City , Jiangsu Province
New London, NC	Emlenton, PA	Yeerongpilly, Australia
New Waverly, TX	Erskine Park, Australia
New Windsor, MD	Fort Worth, TX