Form 10-K, Exhibit 13
period 2019-12-28
UNIVERSAL FOREST PRODUCTS INC
filed 2020-02-26
CIK 912767

Exhibit 13

UNIVERSAL FOREST PRODUCTS, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

(In thousands, except per share and statistics data)

	2019	2018	2017	2016	2015
Consolidated Statement of Earnings Data
Net sales	$4,416,009	$4,489,180	$3,941,182	$3,240,493	$2,887,071
Gross profit	685,518	592,894	542,826	474,590	399,904
Earnings before income taxes(6)	240,674	197,853	176,007	160,671	131,002
Net earnings attributable to controlling interest	$179,650	$148,598	$119,512	$101,179	$80,595
Diluted earnings per share	$2.91	$2.40	$1.94	$1.65	$1.33
Dividends per share	$0.400	$0.360	$0.320	$0.290	$0.273
Consolidated Balance Sheet Data
Working capital(1)	$739,030	$685,108	$560,241	$484,661	$444,057
Total assets	1,889,477	1,647,548	1,464,677	1,292,058	1,107,679
Total debt	163,683	202,278	146,003	111,693	85,895
Shareholders’ equity	1,257,733	1,088,684	974,023	860,466	766,409
Statistics
Gross profit as a percentage of net sales	15.5%	13.2%	13.8%	14.6%	13.9%
Net earnings attributable to controlling interest as a percentage of net sales	4.1%	3.3%	3.0%	3.1%	2.8%
Return on beginning equity(2)	16.5%	15.3%	13.9%	13.2%	11.5%
Current ratio(4)	3.09	3.21	2.85	2.78	3.17
Debt to equity ratio(5)	0.13	0.19	0.15	0.13	0.11
Book value per common share(3)	$20.48	$17.88	$15.92	$14.10	$12.68
(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.
(4)	Current assets divided by current liabilities.
(5)	Total debt divided by shareholders’ equity.

(6) 2018 includes an approximately $7 million gain on the sale of one of our facilities.

Acquisition growth is one of the primary contributing factors to material increases over the period from 2015 to 2019. Refer to Note C under the “Notes to the Consolidated Financial Statements” for further discussion on the Company’s business combinations and impact on financials.

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

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. The Company does not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations; and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in the Company’s reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2019.

OVERVIEW

Our results for 2019 were impacted by the following:

●	Our sales decreased almost 2% in 2019 due to an 8% decrease in overall selling prices (see “Historical Lumber Prices”) offset by a 6% increase in our unit sales. Our unit sales increase was primarily driven by our organic growth in the retail and construction markets and acquiring businesses that serve the industrial market. Overall, businesses we acquired contributed 1% to our unit sales growth in 2019 (see Note C of the Notes to Consolidated Financial Statements) and we achieved 5% organic unit sales growth.
●	The Home Improvement Research Institute reported a 4% increase in home improvement sales in 2019. Comparatively, our unit sales to the retail market increased organically by 7%.
●	Our unit sales to the industrial market increased 7% in 2019 as businesses we acquired contributed 5% to unit sales growth and organic growth was 2%. Comparatively, the Federal Reserve’s Industrial Production Index noted that national industrial production decreased almost 1% in the period from December 2018 to November 2019.
●	National housing starts were up approximately 3% in 2019 compared to 2018. Comparatively, our unit sales to residential construction customers increased 5% in 2019.
●	Production of HUD code manufactured homes declined 3% in the period from January through November 2019, compared to the same period of the prior year. Comparatively, our unit sales to the manufactured housing market were flat in 2019 compared to 2018. We estimate that 72% of our sales volume is for HUD homes, 25% is for modular homes, and 3% is for recreational vehicles.
●	Earnings from operations increased 18% to $244.9 million. Acquired businesses contributed approximately $4.1 million to earnings from operations for the year. The remaining $240.8 million, or 16.1%, increase was primarily

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

due to an increase in gross profits driven by low lumber prices and opportunistic buying, organic unit sales growth combined with leveraging fixed costs, and favorable improvements in sales mix, among other factors.
●	Our cash flow from operating activities increased by $233 million due to a $46 million increase in our net earnings and non-cash expenses and a $187 million favorable change in our investment in working capital (See “Liquidity and Capital Resources”). The decline in working capital was primarily driven by opportunistic purchases of inventory during the fourth quarter of 2018, which was sold in the first six months of 2019. Lower lumber prices of Southern Yellow Pine in the fourth quarter of 2019 also contributed to the increase in cash flow from operating activities.
●	We invested $84.9 million in capital expenditures to support and grow our business and invested $39.1 million in acquired businesses.
●	We returned $24.5 million to shareholders through dividends.
●	Finally, our net cash surplus (interest bearing debt and cash overdraft less available cash) was $4.7 million at the end of 2019, which when considered with our earnings before interest, taxes, depreciation and amortization, indicates a strong credit profile and abundant unused debt capacity available for future investments to grow the business.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2019	2018
January	$331	$449
February	370	496
March	365	505
April	354	496
May	346	554
June	329	572
July	356	525
August	346	449
September	364	443
October	360	375
November	373	339
December	371	338

Annual average	$355	$462
Annual percentage change	(23.2)%	12.1%

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprise approximately 64% of total lumber purchases, excluding plywood, for 2019 and 2018.

	Southern Yellow Pine
	Average $/MBF
	2019	2018
January	$370	$418
February	403	459
March	408	480
April	401	483
May	383	535
June	344	562
July	359	512
August	348	449
September	355	440
October	345	410
November	344	378
December	335	377

Annual quarter average	$366	$459
Annual percentage change	(20.3)%	12.5%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market"). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs were 42.7% and 50.6% of our gross sales in 2019 and 2018, respectively.

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

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed three business acquisitions during 2019 and seven during 2018. The annual historical sales attributable to acquisitions in 2019 and 2018 were approximately $37 million and $140 million, respectively. These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2019 and 2018 are not presented.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales. Please see our 2018 10-K for discussion of our 2018 results of operations compared to 2017.

	Year Ended
	December 28,	December 29,
	2019	2018
Net sales	100.0%	100.0%
Cost of goods sold	84.5	86.8
Gross profit	15.5	13.2
Selling, general, and administrative expenses	10.0	8.8
Net gain on disposition and impairment of assets	—	(0.1)
Earnings from operations	5.5	4.6
Other expense, net	0.1	0.2
Earnings before income taxes	5.5	4.4
Income taxes	1.3	1.0
Net earnings	4.1	3.4
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)
Net earnings attributable to controlling interest	4.1%	3.3%

Note: Actual percentages are calculated and may not sum to total due to rounding.

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of sales, adjusted to restate 2019 sales and cost of goods sold to be based on 2018 lumber prices.  The restated sales amounts were calculated by applying unit sales growth from 2019 to 2018 sales.  By eliminating the “pass-through” impact of higher or lower lumber prices on sales and cost of goods sold from year to year, we believe this provides an enhanced view of our change in profitability and costs as a percentage of sales.  The amount of the adjustment to 2019 sales was also applied to cost of goods sold so that gross profit remains unchanged.

	Adjusted for Lumber Market Change
	Year Ended
	December 28,	December 29,
	2019	2018
Net sales	100.0%	100.0%
Cost of goods sold	85.6	86.8
Gross profit	14.4	13.2
Selling, general, and administrative expenses	9.2	8.8
Net gain on disposition and impairment of assets	—	(0.1)
Earnings from operations	5.1	4.6
Other expense, net	0.1	0.2
Earnings before income taxes	5.0	4.4
Income taxes	1.2	1.0
Net earnings	3.8	3.4
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)
Net earnings attributable to controlling interest	3.8%	3.3%

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents, for the periods included, our selling, general, and administrative (SG&A) costs as a percentage of gross profit.  Given our strategies to enhance our capabilities and improve our value-added product offering and recognizing the higher relative level of SG&A costs these strategies require, we believe this ratio provides an enhanced view of our effectiveness in managing these costs and mitigates the impact of changing lumber prices.

	SG&A as a Percentage of Gross Profit
	Year Ended
	December 28,	December 29,
	2019	2018
Gross profit	685,518	592,894
Selling, general, and administrative expenses	439,047	392,235
SG&A as percentage of gross profit	64.0%	66.2%

GROSS SALES

We primarily design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for residential and commercial construction, customized interior fixtures used in a variety of retail stores, commercial and other structures, and specialty wood packaging, components and other packing materials for various industries. Our strategic long-term sales objectives include:

●	Maximizing unit sales growth while achieving return on investment goals
●	Diversifying our end market sales mix by increasing sales of specialty wood and protective packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, increasing our market share with independent retailers, and increasing our sales of customized interior fixtures, casework and millwork used in a variety of commercial markets.
●	Expanding geographically in our core businesses, domestically and internationally.
●	Increasing sales of "value-added" products, which primarily consist of fencing, decking, lattice, and other specialty products sold to the retail market, specialty wood packaging, engineered wood components, customized interior fixtures, casework and millwork, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist primarily of composite wood and plastics. Although we consider the treatment of dimensional lumber with certain chemical preservatives a value-added process, preservative treated lumber is not presently included in the value-added sales, unless it has been processed in another manner.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales. Value-added products generally carry higher gross margins than our commodity-based products.

	Value-Added	Commodity-Based
2019	69.1%	30.9%
2018	64.4%	35.6%

●	Developing new products and expanding our product offering. New product sales are presented by market in the table below (in thousands).

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	New Product Sales by Market
	Twelve Months Ended
	December 28,	%	December 29,
Market Classification	2019	Change	2018
Retail	$361,954	14.5	$316,017
Industrial	97,765	11.0	88,063
Construction	80,067	6.5	75,173
Total New Product Sales	539,786	12.6	479,253

Note: Certain prior year product reclassifications resulted in a decrease and increase in new product sales in 2018.

Our annual goal is for 2019 was to achieve new product sales of $525 million.  The definition we use for a new product includes sales of products developed and launched in a previous year that are continuing to increase each year.  We remove new products from the reporting above in the year following when growth in sales has stopped.

The following table presents, for the periods indicated, our gross sales (in thousands) and percentage change in gross sales by market classification.

	Year Ended
	December 28,	%	December 29,
Market Classification	2019	Change	2018
Retail	$1,638,885	(1.2)	$1,659,503
Industrial	1,329,245	1.7	1,307,350
Construction	1,524,053	(4.7)	1,598,896
Total Gross Sales	4,492,183	(1.6)	4,565,749
Sales Allowances	(76,174)	(0.5)	(76,569)
Total Net Sales	$4,416,009	(1.6)	$4,489,180

Note: During 2018, certain customers were reclassified to a different market. Prior year information has been restated to reflect these changes.

The following table presents estimates, for the periods indicated, of our percentage change in gross sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units	Acquisition Unit Change	Organic Unit Change
2019 versus 2018	(1.6)%	(7.9)%	6.3%	1.5%	4.8%
2018 versus 2017	14.0%	8.0%	6.0%	3.0%	3.0%

Retail:

Gross sales to the retail market decreased 1% in 2019 compared to 2018 due to a 7% increase in unit sales and an 8% decrease in selling prices. Within this market, sales to our big box customers increased 5% while our sales to other retailers decreased 10%. Comparatively, our large retail customers reported year over year store sales growth of approximately 3% during the first nine months of 2019, the latest information available to us.  New products and market share gains we achieved, including our Deckorators product category with one of our big box customers, contributed to our 7% organic unit sales growth.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Industrial:

Gross sales to the industrial market increased 2% in 2019 compared to 2018, resulting from a 7% increase in overall unit sales offset by a 5% decrease in selling prices. Businesses we acquired contributed 5% to our growth in unit sales. Our organic unit sales growth of 2% was primarily due to adding $15 million of sales to new customers in 2019 (net of customers that we sold to in the prior year that we did not sell to this year) and $26 million of sales added from selling to additional locations of existing customers.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information concerning acquired businesses.

Construction:

Gross sales to the construction market decreased 5% in 2019 compared to 2018, due to a 10% decrease in selling prices  offset by a unit sales increase of 5%. Unit sales increased due to a 5% increase in units shipped to residential construction customers and an 11% increase in unit sales to commercial construction customers, while unit sales to manufactured housing customers remained flat. Comparatively, the United States Census Bureau reported year over year national housing starts increased 3% and the commercial construction market was flat compared to last year. The National Association of Home Builders reported industry production of HUD-code homes decreased 3%.

COST OF GOODS SOLD AND GROSS PROFIT

Our gross profit percentage increased from 13.2% in 2018 to 15.5% in 2019 due, in part, to the low lumber prices in 2019, which we believe contributed 110 basis points of the 230 basis-point increase.  We believe the remaining 120 basis point increase reflects improvements we have made in our business and profitability.  The improvement in our profitability is also evident when comparing our increase in gross profits compared with our increase in units shipped.  Our gross profit dollars increased by nearly $93 million, or 15.6%, which exceeds our 6% increase in unit sales. Factors contributing to our improved profitability include a more favorable sales mix of value added products, including new products, the impact of lower lumber costs on products we sell with fixed prices, and organic growth combined with leveraging fixed manufacturing costs.  Gross profit increases by market area are as follows:

●	A $32 million, or 20%, increase in our gross profit on sales to the retail market, primarily driven by a 7% increase in unit sales and an increase in value-added and new product sales, which include sales of our Deckorators branded products.
●	A $43 million, or 22%, increase in our gross profit on sales to the industrial market, primarily driven by a 7% increase in unit sales, favorable changes in product mix, and lower lumber costs in 2019 as most products sold to this market have fixed selling prices for a period of time.
●	An $8 million, or 3%, increase in gross profit on sales to the construction market, primarily driven by unit growth in the residential construction market and the impact of lower lumber costs on products we sell with fixed selling prices. These factors were offset by $13 million of losses incurred on a small number of construction projects.
●	The remaining $10 million increase in our gross profit was due to a variety of factors including favorable labor and overhead cost variances in certain areas of our business.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

Selling, general and administrative ("SG&A") expenses increased by approximately $46.8 million, or 11.9%, in 2019 compared to 2018, while we reported a 6% increase in unit sales. Acquired businesses contributed $7.2 million to our increase. The remaining increase in SG&A was primarily due to:

●	A $21 million increase in our annual bonus expense to almost $69 million in 2019 due to an increase in our bonus rate and an increase in operating profit. Our bonus rate is tied to return on investment, which increased in 2019.
●	An $8.1 million increase in compensation and benefit costs resulting primarily from annual raises and hiring additional personnel to support sales growth.
●	A $3.5 million increase in sales and other incentive compensation.
●	A $3 million increase in marketing costs mostly related to our Deckorators branded product.
●	A variety of other smaller increases.

INTEREST, NET

Net interest costs were lower in 2019 compared to 2018, due to a lower outstanding balance on our revolving line of credit throughout 2019 and a decrease in variable borrowing rates.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes, and permanent tax differences. Our effective tax rate was 24.2% in 2019 compared to 23.0% in 2018.  The increase was primarily due to recording certain discrete tax benefits in 2018 related to state income taxes, which lowered the effective tax rate last year.

SEGMENT REPORTING

The following tables present, for the periods indicated, our net sales and earnings from operations by reportable segment (in thousands).

	Net Sales
	December 28,	December 29,	% Change
	2019	2018	2019 vs 2018
North	$1,302,067	$1,279,459	1.8%
South	936,964	1,024,747	(8.6)
West	1,548,098	1,599,274	(3.2)
All Other	628,880	585,700	7.4
Total	$4,416,009	$4,489,180	(1.6)%

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Earnings from Operations
	December 28,	December 29,	% Change
	2019	2018	2019 vs 2018
North	$95,728	$66,239	44.5%
South	64,517	60,049	7.4
West	118,444	103,357	14.6
All Other	8,913	6,779	31.5
Corporate[1]	(42,696)	(29,161)	(46.4)
Total	$244,906	$207,263	18.2%
1.	Corporate primarily represents over (under) allocated administrative costs and certain incentive compensation expense.

North

	Net Sales of North Segment by Market
	Twelve Months Ended
	December 28,	December 29,	% Change
Market Classification	2019	2018	2019 vs 2018
Retail	$557,491	$541,105	3.0%
Industrial	247,985	215,882	14.9
Construction	522,223	550,200	(5.1)
Total Gross Sales	1,327,699	1,307,187	1.6%
Sales Allowances	(25,632)	(27,728)	7.6
Total Net Sales	$1,302,067	$1,279,459	1.8%

In spite of lower lumber prices, net sales attributable to the North segment increased by $22.6 million, or 1.8%, due primarily to the following factors:

●	An increase in unit sales to retail customers due to organic growth with existing customers.
●	An increase in unit sales to industrial customers due to acquired operations, which contributed $21 million of growth, new customer growth, and selling to more locations of existing customers.
●	These increases were offset by a decline in sales to our manufactured housing customers.

Earnings from operations of the North segment increased in 2019 by $29.4 million, or 44.5%, due to:

●	An increase in gross profit of $43.2 million, primarily consisting of increases of $11.8 million, $11.7 million, and $12 million in our retail, industrial, and construction market gross profits, respectively, and $7.7 million of favorable labor and overhead cost variances. These changes in gross profits are primarily due to the same factors discussed “Cost of Goods Sold and Gross Profits”.
●	A $13.8 million increase in SG&A expenses compared to last year. The change in SG&A expenses was primarily due to the same factors discussed under “Selling, General, and Administrative Expenses”.

In addition, earnings from operations of acquired operations was $1.9 million in 2019.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

South

	Net Sales of South Segment by Market
	Twelve Months Ended
	December 28,	December 29,	% Change
Market Classification	2019	2018	2019 vs 2018
Retail	$390,031	$440,701	(11.5)%
Industrial	384,894	390,533	(1.4)
Construction	180,742	213,000	(15.1)
Total Gross Sales	955,667	1,044,234	(8.5)%
Sales Allowances	(18,703)	(19,487)	4.0
Total Net Sales	$936,964	$1,024,747	(8.6)%

Net sales attributable to the South segment decreased by $88 million, or 8.6%, in 2019, primarily due to:

●	Lower lumber prices decreased our selling prices of products sold to the retail, industrial, and construction markets, which primarily consist of or are manufactured from lumber.
●	An increase in unit sales to the industrial market due to acquired operations, which contributed $37 million of growth, offset by a decline in demand of existing customers.

Earnings from operations of the South segment increased in 2019 compared to 2018. Excluding the gain from the sale of our Medley, Florida, plant in 2018, our earnings from operations increased $11.2 million due to:

●	An increase in gross profits of $20.7 million, comprised of increases of $5.4 million, $15.1 million, and $3.3 million in our retail, industrial, and construction market gross profits, respectively, offset by $3.1 million of unfavorable labor and overhead cost variances. These changes in gross profits are primarily due to the same factors discussed “Cost of Goods Sold and Gross Profits”.
●	A $9.7 million increase in SG&A expenses compared to last year. The change in SG&A expenses was primarily due to the same factors discussed under “Selling, General, and Administrative Expenses”.

West

	Net Sales of West Segment by Market
	Twelve Months Ended
	December 28,	December 29,	% Change
Market Classification	2019	2018	2019 vs 2018
Retail	$471,104	$477,134	(1.3)%
Industrial	553,495	561,701	(1.5)
Construction	545,744	582,697	(6.3)
Total Gross Sales	1,570,343	1,621,532	(3.2)%
Sales Allowances	(22,245)	(22,258)	0.1
Total Net Sales	$1,548,098	$1,599,274	(3.2)%

Net sales of the West reportable segment decreased by $51.2 million, or 3.2%, in 2019, primarily due to:

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Lower lumber prices decreased our selling prices.
●	An increase in unit sales to the retail market due to acquired operations, which contributed $6 million of growth, and an increase in demand of existing customers.
●	An increase in unit sales to the industrial market due to organic growth of value-added products with existing customers.
●	An increase in unit sales to the construction market due to new customers in our Texas region.

Earnings from operations of the West segment increased in 2019 by $15.1 million, or 14.6%, due to:

●	An increase in gross profit of $26.3 million, comprised of increases of $4.8 million and $16.4 million to the retail and industrial markets, respectively, and $5.1 million of favorable labor and overhead cost variances. These changes in gross profits are primarily due to the same factors discussed “Cost of Goods Sold and Gross Profits”.
●	An $11.2 million increase in SG&A expenses compared to last year. The change in SG&A expenses was primarily due to the same factors discussed under “Selling, General, and Administrative Expenses”.

All Other

	Net Sales of All Other Segment by Market
	Twelve Months Ended
	December 28,	December 29,	% Change
Market Classification	2019	2018	2019 vs 2018
Retail	$220,259	$200,562	9.8%
Industrial	142,871	139,237	2.6
Construction	275,156	252,999	8.8
Total Gross Sales	638,286	592,798	7.7%
Sales Allowances	(9,406)	(7,098)	(32.5)
Total Net Sales	$628,880	$585,700	7.4%

Note that prior years have been restated to reflect the reclassification of captive insurance external revenue from the sales allowances line item into the industrial market.  In addition, we reclassified idX from industrial to the construction market to better align idX’s core business, design, manufacture, distribution and installation of customized interior fixtures for a variety of retail and commercial structures, with the commercial construction market. The reclassification was recorded retrospectively.

All Other consists of our Alternative Materials, International, idX, and certain other segments which are not significant.

Net sales of all other segments increased $43.2 million, or 7.4%, in 2019 primarily due to:

●	An increase in sales to the retail market primarily due to a market share gain our Alternative Materials segment achieved with our Deckorators branded product with one of our big box customers.
●	Our sales to the construction market increased primarily due to our idX business unit.

Earnings from operations for the All Other reportable segment increased in 2019 by $2.1 million, or 31.5%, due to an increase in gross profit of $5.7 million, offset by a $3.6 million increase in SG&A expenses compared to last year.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments other than operating leases. The following table summarizes our contractual obligations as of December 28, 2019 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and capital lease obligations	$2,752	$38,705	$43,953	$78,273	$163,683
Estimated interest on long-term debt and capital lease obligations	6,376	12,534	9,641	14,346	42,897
Operating leases	17,633	27,698	18,282	29,115	92,728
Capital project purchase obligations	33,806	—	—	—	33,806
Total	$60,567	$78,937	$71,876	$121,734	$333,114

As of December 28, 2019, we also had $37.3 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 28,	December 29,
	2019	2018
Cash from operating activities	349,291	116,685
Cash used in investing activities	(142,037)	(121,232)
Cash from (used in) financing activities	(67,268)	4,393
Effect of exchange rate changes on cash	482	(464)
Net change in cash and cash equivalents	140,468	(618)
Cash, cash equivalents, and restricted cash, beginning of year	28,198	28,816
Cash, cash equivalents, and restricted cash, end of year	$168,666	$28,198

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

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales are outstanding plus days supply of inventory less days payables are outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle increased to 56 days in 2019 from 54 days in 2018.

	Twelve Months Ended
	December 28,	December 29,
	2019	2018
Days of sales outstanding	33	32
Days supply of inventory	44	43
Days payables outstanding	(21)	(21)
Days in cash cycle	56	54

The increase in our days’ supply of inventory was primarily due to opportunistic lumber purchases in the fourth quarter of 2018 of product that was sold in the first six months of 2019 and contributed to our improved profitability.

Our cash flows from operating activities in 2019 was $349.3 million, which was comprised of net earnings of $182.4 million, $77 million of non-cash expenses, and an $89.8 million decrease in working capital since the end of December 2018. Comparatively, cash generated from operating activities was approximately $116.7 million in 2018, which was comprised of net earnings of $152.4 million, $61.1 million of non-cash expenses, and a $96.8 million increase in working capital since the end of 2017.  The trends in working capital discussed above were primarily due to opportunistic purchases of lumber purchases in the fourth quarter of 2018 as well as higher lumber prices in 2018 which declined in 2019.  Non-cash expenses increased primarily due to depreciation and deferred income taxes.

Our cash used in investing activities during 2019 was $142 million, which was comprised primarily of purchases of property, plant, and equipment totaling $84.9 million, business acquisitions totaling $39.1 million, and investments in life insurance contracts totaling $15.2 million. The decrease in our capital expenditures in 2019 was primarily due to extended lead times with contractors and equipment suppliers on capital projects.  Consequently, our outstanding purchase commitments on existing capital projects totaled approximately $34 million on December 28, 2019.  Our capital expenditures primarily consist of “maintenance” capital expenditures totaling approximately $54.2 million, as well as “expansionary and efficiency” capital expenditures tied to initiatives including adding capacity in South Florida to replace the Medley plant we sold last year, expanding our capacity to produce new and valued value-added products, and automation. We also purchased real estate and equipment for geographic expansion.  The sale and purchase of investments totaling $9.8 million and $13.3 million, respectively, are due to investment activity in our captive insurance subsidiary.

In 2018, investments in business acquisitions and purchases of property, plant, and equipment were $54 million and $95.9 million, respectively, and proceeds from the sale of property, plant and equipment were $38.4 million, primarily due to the sale of the Medley, FL, plant for $36 million. Outstanding purchase commitments on existing capital projects totaled approximately $14.3 million on December 29, 2018.

Cash flows from financing activities primarily consisted of $422.1 million of borrowings under the revolving credit facilities (See Notes to Consolidated Financial Statements “Debt”), repayments under these facilities of approximately $460.1 million, and $24.5 million in dividend payments. We paid semi-annual dividends in June and December of 2019 at a semi-annual rate of $0.20 per share.  Comparatively in 2018, cash flows from financing activities primarily consisted of $75 million in proceeds from the issuance of Senior A and B Notes, net borrowings under our revolving credit facility of approximately $16.1 million, $22.1 million in dividend payments at a semi-annual rate of $0.18 per share, and $24.6 million of stock repurchases at an average price of $28.62 per share.

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

On December 28, 2019, we had $4 million outstanding on our $375 million revolving credit facility. The revolving credit facility also supports letters of credit totaling approximately $9.8 million on December 28, 2019. As a result, we have approximately $361 million in remaining availability on our revolver. Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were in compliance with all our covenant requirements on December 28, 2019.

ENVIRONMENTAL CONSIDERATIONS AND REGULATIONS

See Notes to Consolidated Financial Statements, Note L, “Commitments, Contingencies, and Guarantees”.

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

GOODWILL

We evaluate goodwill for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which the Company has consistently estimated using primarily a weighted average between income and market approach. The Company believes this approach is the most appropriate and accurate method to measure the fair value of our intangible assets. We use the discounted cash flow analysis with the following assumption:  a business is worth today what it can generate in future cash flows; cash received today is worth more than an equal amount of cash received in the future; and future cash flows can be reasonably estimated. The discounted cash flow analysis is based on the present value of projected cash flows and residual values.

As our annual testing date of September 28, 2019, the fair values exceed the carrying values for each of the Company’s reporting units.

If the carrying value of goodwill is considered impaired, an impairment charge is recorded to adjust it to its fair value. Changes in forecasted operations and changes in discount rates can materially affect these estimates. In addition, we test goodwill annually for impairment or more frequently if changes in circumstances or the occurrence of other events suggest impairments exist. The test for impairment requires us to make several estimates about fair value, most of which are based on projected future cash flows and market valuation multiples. Changes in these estimates may result in the recognition of an impairment loss.

For 2019, there were no indicators for impairment for any of the reporting units, but we continue to monitor the results of the idX reporting unit. They have performed below expectations through year-end; however, management believes the long-term projection for idX is still reasonable and attainable. While the risk of impairment exists, management does not

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

feel an impairment is necessary. Should the Company’s future analysis indicate a significant change in any of the triggering events for this reporting unit, it could result in impairment of the carrying value of goodwill to its implied fair value. There can be no assurance that the Company’s future goodwill impairment testing will not result in a charge to earnings. The goodwill and identifiable intangibles of the idX reporting unit total $10.3 million and $4.5 million, respectively, on September 28, 2019.

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

FORWARD OUTLOOK

GOALS

The Company’s goal is to achieve long-term unit sales growth that exceeds positive U.S. GDP growth by 4 percent to 6 percent, including business acquisitions.

Our general long-term objectives also include:

●	Achieving sales growth primarily through new product introduction, international business expansion, and gaining additional market share, particularly in our core retail, industrial and commercial construction markets;
●	Identifying new growth opportunities in businesses with adjacencies to our core businesses, primarily through strategic business acquisitions;
●	Increasing our profitability through cost reductions, productivity improvements as volume improves, and a more favorable mix of value-added products resulting in growth in earnings from operations in excess of our unit sales growth; and
●	Earning a return on invested capital in excess of our weighted average cost of capital.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Under our new structure starting January 1, 2020, the Company will be re-organized around the markets it serves (retail, construction, and industrial) rather than geography. We believe this change in segmentation will, among other factors, allow for a more specialized and consistent sales approach among all Universal operations, more efficient use of resources and capital, and quicker introduction of new products and services, which will enhance our ability to achieve the long term objectives noted above.

RETAIL MARKET

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 2.7% compounded annual growth rate through 2023.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.

Our long-term goal is to achieve sales growth by:

●	Increasing our market share of value-added products, including our Deckorators product line.
●	Developing new products.
●	Adding new products and customers through strategic business acquisitions or alliances.
●	Increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.

INDUSTRIAL MARKET

Our goal is to increase our sales of wood, wood alternative, and other packaging products to a wide variety of industrial and OEM users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market, provides us with growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization. In addition, purchasers of packaging products with a wide geographic footprint increasingly desire to reduce the number of suppliers they buy from, which provides an opportunity to gain market share due to our national presence.  We plan to continue to obtain market share by expanding our manufacturing capacity, enhancing our capabilities and product offerings, and improving our ability to serve large regional and national customers in targeted markets. We plan to pursue acquisition opportunities that meet our strategic criteria and help us meet these objectives.

CONSTRUCTION MARKET

The National Association of Home Builders forecasts a 13.8% increase in manufactured home shipments in 2020 followed by an 11.2% increase in 2021. We currently supply approximately 40% of the trusses used in manufactured housing and we will strive to maintain our market share of trusses produced for this market.

The Mortgage Bankers Association of America forecasts a 3.3% increase in national housing starts to an estimated 1.3 million starts in 2020. The National Association of Home Builders forecasts starts of 1.3 million, a 1.6% increase from 2019. We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate, which is primarily Texas, Colorado, the Southeast, and the Northeast. However, due to our conservative approach to adding capacity to serve this market and focus on managing potential channel conflicts with certain customers, our growth may trail the market in future years.

UNIVERSAL FOREST PRODUCTS, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in the future:

●	End market demand and our ability to grow and leverage fixed costs.
●	Our ability to maintain market share and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.
●	Sales mix of value-added and commodity products.
●	Fluctuations in the relative level of the Lumber Market and trends in the market price of lumber. (See "Impact of the Lumber Market on our Operating Results.")
●	Fuel and transportation costs.
●	Rising labor and benefit costs.
●	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through continuous improvement activities, automation, and other initiatives.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased as we have added personnel needed to take advantage of growth opportunities and execute our initiatives intended to increase our sales of new products and improve our sales mix of value-added products. We anticipate our trend of increases in these costs will continue in 2020; however, our objective is to reduce these costs on a per unit basis and as a percentage of gross profits as we grow through the improved productivity of our people and as a result of fixed costs. In addition, bonus and other incentive expenses for all salaried and sales employees is based on our profitability and the effective management of our assets and will continue to fluctuate based on our results.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

●	Our growth in sales to the industrial market and the construction market. Our sales to these markets require a higher ratio of SG&A costs due, in part, to product design and engineering requirements.
●	Sales of new products and value-added products to the retail market, which generally require higher development, marketing, advertising, and other selling costs.
●	Our incentive compensation programs which are tied to gross profits, pre-bonus earnings from operations and return on investment.
●	Our growth and success in achieving continuous improvement objectives designed to improve our productivity and leverage our fixed costs.

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

Additionally, management expects to spend approximately $100 million on capital expenditures, incur depreciation of approximately $65 million, and incur amortization and other non-cash expenses of approximately $11 million in 2020.

On December 28, 2019, we had outstanding purchase commitments on capital projects of approximately $34 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

In January 2020, our Board approved a plan to increase the frequency of our dividend payments from semi-annually to quarterly and increased the pro-rata rate by 25%.  Our dividend rates are reviewed and approved at each of our January, April, July, and October board meetings and payments are made in March, June, September, and December of each year.

We have a share repurchase program approved by our Board of Directors, and as of December 28, 2019, we have authorization to buy back approximately 1.9 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

Management’s Report on Internal Control Over Financial Reporting

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

We assessed the effectiveness of our internal control over financial reporting as of December 28, 2019, based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (“COSO”). Based on that evaluation, management has concluded that as of December 28, 2019, our internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which follows our report.

Universal Forest Products, Inc.

February 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Forest Products, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Universal Forest Products, Inc. and subsidiaries (the “Company”) as of December 28, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 28, 2019, of the Company and our report dated February 26, 2020, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

February 26, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Universal Forest Products, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Universal Forest Products, Inc. and subsidiaries (the "Company") as of December 28, 2019 and December 29, 2018, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 28, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2019 and December 29, 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2020, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

February 26, 2020

We have served as the Company's auditor since 2014.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
	December 28,	December 29,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$168,336	$27,316
Restricted cash	330	882
Investments	18,527	14,755
Accounts receivable, net	364,027	343,450
Inventories:
Raw materials	236,283	271,871
Finished goods	250,591	284,349
Total inventories	486,874	556,220
Refundable income taxes	13,272	14,130
Other current assets	41,706	38,525
TOTAL CURRENT ASSETS	1,093,072	995,278
DEFERRED INCOME TAXES	2,763	2,668
RESTRICTED INVESTMENTS	16,214	13,267
RIGHT OF USE ASSETS	80,167	—
OTHER ASSETS	24,884	8,662
GOODWILL	229,536	224,117
INDEFINITE-LIVED INTANGIBLE ASSETS	7,354	7,360
OTHER INTANGIBLE ASSETS, NET	48,313	41,486
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	125,097	120,324
Building and improvements	253,589	239,906
Machinery and equipment	467,963	419,115
Furniture and fixtures	16,972	16,960
Construction in progress	21,342	18,340
PROPERTY, PLANT AND EQUIPMENT,GROSS	884,963	814,645
Less accumulated depreciation and amortization	(497,789)	(459,935)
PROPERTY, PLANT AND EQUIPMENT, NET	387,174	354,710
TOTAL ASSETS	$1,889,477	$1,647,548
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Cash overdraft	$—	$27,367
Accounts payable	142,479	136,901
Accrued liabilities:
Compensation and benefits	141,892	104,109
Other	51,572	41,645
Current portion of lease liability	15,283	—
Current portion of long-term debt	2,816	148
TOTAL CURRENT LIABILITIES	354,042	310,170
LONG-TERM DEBT	160,867	202,130
LEASE LIABILITY	64,884	—
DEFERRED INCOME TAXES	22,880	15,687
OTHER LIABILITIES	29,071	30,877
TOTAL LIABILITIES	631,744	558,864
SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 80,000,000; issued and outstanding, 61,408,589 and 60,883,749	61,409	60,884
Additional paid-in capital	192,173	178,540
Retained earnings	995,022	839,917
Accumulated other comprehensive income	(4,889)	(5,938)
Total controlling interest shareholders’ equity	1,243,715	1,073,403
Noncontrolling interest	14,018	15,281
TOTAL SHAREHOLDERS’ EQUITY	1,257,733	1,088,684
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,889,477	$1,647,548

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)
	Year Ended
	December 28,	December 29,	December 30,
	2019	2018	2017
NET SALES	$4,416,009	$4,489,180	$3,941,182
COST OF GOODS SOLD	3,730,491	3,896,286	3,398,356
GROSS PROFIT	685,518	592,894	542,826
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	439,047	392,235	362,220
NET (GAIN) LOSS ON DISPOSITION OF ASSETS AND IMPAIRMENT OF ASSETS	1,565	(6,604)	(863)
EARNINGS FROM OPERATIONS	244,906	207,263	181,469
INTEREST EXPENSE	8,700	8,893	6,218
INTEREST INCOME	(1,945)	(1,371)	(731)
UNREALIZED LOSS (GAIN) ON INVESTMENTS AND OTHER	(2,523)	1,888	(25)
	4,232	9,410	5,462
EARNINGS BEFORE INCOME TAXES	240,674	197,853	176,007
INCOME TAXES	58,270	45,441	51,967
NET EARNINGS	182,404	152,412	124,040
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(2,754)	(3,814)	(4,528)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$179,650	$148,598	$119,512

EARNINGS PER SHARE - BASIC	$2.91	$2.41	$1.95
EARNINGS PER SHARE - DILUTED	$2.91	$2.40	$1.94

OTHER COMPREHENSIVE INCOME:
NET EARNINGS	182,404	152,412	124,040
OTHER COMPREHENSIVE GAIN (LOSS)	1,513	(5,076)	6,130
COMPREHENSIVE INCOME	183,917	147,336	130,170
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(3,218)	(3,873)	(4,884)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$180,699	$143,463	$125,286

See notes to consolidated financial statements.

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)
	Controlling Interest Shareholders’ Equity
				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling
	Stock	Capital	Earnings	Earnings	Interest	Total
Balance at December 31, 2016	$61,026	$144,649	$649,135	$(5,630)	$11,286	$860,466
Net earnings			119,512		4,528	124,040
Foreign currency translation adjustment				5,070	356	5,426
Unrealized gain (loss) on investment & foreign currency				704		704
Distributions to noncontrolling interest					(4,032)	(4,032)
Additional purchase of noncontrolling interest					2,409	2,409
Cash dividends - $0.150 & $0.170 per share - semiannually			(19,607)			(19,607)
Issuance of 23,691 shares under employee stock plans	24	637				661
Issuance of 428,622 shares under stock grant programs	429	5,769				6,198
Issuance of 159,108 shares under deferred compensation plans	159	(159)				—
Repurchase of 445,740 shares	(446)	297	(12,828)			(12,977)
Expense associated with share-based compensation arrangements		3,618				3,618
Accrued expense under deferred compensation plans		7,117				7,117
Balance at December 30, 2017	$61,192	$161,928	$736,212	$144	$14,547	$974,023
Net earnings			148,598		3,814	152,412
Foreign currency translation adjustment				(4,973)	59	(4,914)
Unrealized gain (loss) on investment & foreign currency			947	(1,109)		(162)
Distributions to noncontrolling interest					(3,139)	(3,139)
Cash dividends - $0.180 per share - semiannually			(22,072)			(22,072)
Issuance of 37,794 shares under employee stock plans	38	988				1,026
Issuance of 348,208 shares under stock grant programs	348	4,827				5,175
Issuance of 166,528 shares under deferred compensation plans	167	(167)				—
Repurchase of 860,669 shares	(861)		(23,768)			(24,629)
Expense associated with share-based compensation arrangements		3,379				3,379
Accrued expense under deferred compensation plans		7,585				7,585
Balance at December 29, 2018	$60,884	$178,540	$839,917	$(5,938)	$15,281	$1,088,684
Net earnings			179,650		2,754	182,404
Foreign currency translation adjustment				568	464	1,032
Unrealized gain on debt securities				481		481
Distributions to noncontrolling interest					(2,143)	(2,143)
Additional purchase of noncontrolling interest		(4,737)			(2,338)	(7,075)
Cash dividends - $0.200 per share - semiannually			(24,549)			(24,549)
Issuance of 33,647 shares under employee stock plans	34	1,059				1,093
Issuance of 309,628 shares under stock grant programs	310	5,654	4			5,968
Issuance of 181,565 shares under deferred compensation plans	181	(181)				—
Expense associated with share-based compensation arrangements		3,843				3,843
Accrued expense under deferred compensation plans		7,995				7,995
Balance at December 28, 2019	$61,409	$192,173	$995,022	$(4,889)	$14,018	$1,257,733

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended
	December 28,	December 29,	December 30,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$182,404	$152,412	$124,040
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	60,494	54,949	48,536
Amortization of intangibles	6,325	6,393	4,860
Expense associated with share-based and grant compensation arrangements	4,007	3,574	3,805
Deferred income taxes credits	7,176	857	(8,629)
Unrealized (gain) loss on investments	(2,523)	1,888	(25)
Net (gain) loss on disposition of assets and impairment of assets	1,565	(6,604)	(863)
Changes in:
Accounts receivable	(16,872)	(8,512)	(30,787)
Inventories	73,120	(84,304)	(49,262)
Accounts payable and cash overdraft	(24,132)	(5,213)	21,159
Accrued liabilities and other	57,727	1,245	23,749
NET CASH PROVIDED BY OPERATING ACTIVITIES	349,291	116,685	136,583
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(84,933)	(95,862)	(71,116)
Proceeds from sale of property, plant and equipment	1,777	38,373	2,919
Acquisitions and purchases of non-controlling interest, net of cash received	(39,122)	(54,017)	(60,587)
Investment in life insurance contracts	(15,253)	—	—
Purchases of investments	(13,352)	(13,338)	(13,518)
Proceeds from sale of investments	9,828	3,678	5,103
Other	(982)	(66)	(460)
NET CASH USED IN INVESTING ACTIVITIES	(142,037)	(121,232)	(137,659)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	422,057	732,370	758,287
Repayments under revolving credit facilities	(460,537)	(748,496)	(722,725)
Borrowings of debt	—	927	8,525
Repayment of debt	(3,136)	(5,540)	(13,347)
Issuance of long-term debt	—	75,000	—
Proceeds from issuance of common stock	1,093	1,026	660
Dividends paid to shareholders	(24,549)	(22,072)	(19,607)
Distributions to noncontrolling interest	(2,216)	(3,139)	(4,032)
Repurchase of common stock	—	(24,629)	(12,977)
Other	20	(1,054)	(31)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(67,268)	4,393	(5,247)
Effect of exchange rate changes on cash	482	(464)	650
NET CHANGE IN CASH AND CASH EQUIVALENTS	140,468	(618)	(5,673)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	28,198	28,816	34,489
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$168,666	$28,198	$28,816

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents, beginning of period	$27,316	$28,339	$34,091
Restricted cash, beginning of period	882	477	398
Cash, cash equivalents, and restricted cash, beginning of period	$28,198	$28,816	$34,489

Cash and cash equivalents, end of period	$168,336	$27,316	$28,339
Restricted cash, end of period	330	882	477
Cash, cash equivalents, and restricted cash, end of period	$168,666	$28,198	$28,816

SUPPLEMENTAL INFORMATION:
Interest paid	$8,763	$8,860	$6,020
Income taxes paid	50,224	51,578	56,663
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$6,229	$5,837	$5,116

See notes to consolidated financial statements

UNIVERSAL FOREST PRODUCTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We primarily design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for residential and commercial construction, customized interior fixtures used in a variety of retail stores, commercial and other structures, and specialty wood packaging, components and other packing materials for various industries.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2019, 2018, and 2017 relate to the fiscal years ended December 28, 2019, December 29, 2018, and December 30, 2017, respectively. Fiscal years 2019, 2018, and 2017 were comprised of 52 weeks.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and highly liquid investments purchased with an original maturity of three months or less.

INVESTMENTS

Investments are deemed to be "available for sale" and are, accordingly, carried at fair value being the quoted market value.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which amends ASC 825-10, Financial Instruments – Overall, this ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income and no longer in other comprehensive income. For public entities, the amendment is effective for fiscal years beginning after December 15, 2017.  The ASU was adopted during fiscal 2018 with a cumulative-effect adjustment to retained earnings of $0.9 million at the beginning of 2018. The available-for-sale equity securities balance at December 28, 2019, and December 29, 2018 was $14.7 million and $11.0 million, respectively.  The adoption of ASU No. 2016-01 resulted in an unrealized gain recorded as a non-operating income of $2.5 million in 2019, and an unrealized loss of $1.9 million recorded in non-operating expense in 2018.

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

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 28, 2019:
Allowance for possible losses on accounts receivable	$2,601	$39,481	$(37,642)	$4,440
Year Ended December 29, 2018:
Allowance for possible losses on accounts receivable	$2,424	$38,963	$(38,786)	$2,601
Year Ended December 30, 2017:
Allowance for possible losses on accounts receivable	$2,845	$28,102	$(28,523)	$2,424
*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $7.4 million and $5.5 million as of December 28, 2019 and December 29, 2018, respectively. All amounts are expected to be collected within 18 months. Concentration of accounts receivable related to our largest customer totaled $42.8 million and $44.5 million as of December 28, 2019 and December 29, 2018, respectively.

In June 2016, the FASB issued ASU 2016-13, Financial Instrument-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which changes the current incurred loss model to a forward looking expected credit loss model for most financial assets, such as trade and other receivables, loans and other instruments. The ASU is effective for fiscal years beginning December 15, 2019, with early adoption permitted. Entities are required to apply the provisions of the standard through a cumulative-effect adjustment to retained earnings as of effective date. The Company evaluated the impact of the standard on its consolidated statements, particularly over accounts receivable, and does not expect the standard to have a material impact on its consolidated financial statements and disclosures, accounting processes, and internal controls.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a weighted average basis. Raw materials consist primarily of unfinished wood products expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale. We have inventory on consignment at customer locations valued at $20.2 million as of December 28, 2019 and $16.8 million as of December 29, 2018.

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

Land improvements	5 to 15 years
Buildings and improvements	10 to 32 years
Machinery, equipment and office furniture	2 to 20 years

Software costs are included in machinery and equipment on the balance sheet with gross amounts and accumulated amortization totaling $6.1 million and $5.2 million as of December 28, 2019, and $7.3 million and $5.7 million as of December 29, 2018, respectively.

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

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to impairment tests at least annually in accordance with ASC 350, Intangibles-Goodwill and Other. We review the carrying amounts of goodwill and other non-amortizable intangibles by reporting unit to determine if such assets may be impaired. As the carrying amount of these assets are recoverable based upon a discounted cash flow and market approach analysis, no impairment was recognized.

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

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 28, 2019 and December 29, 2018. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties. As of December 28, 2019, Ardellis had 42 such contracts in place. Reserves associated with these contracts were $5.7 million at December 28, 2019 and $4.9 million at December 29, 2018 and are accrued based on third party actuarial valuations of the expected future liabilities.

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

The following table presents our gross revenues disaggregated by revenue source:

(in thousands)	December 28,	December 29,
Market Classification	2019	2018	% Change
FOB Shipping Point Revenue	$4,348,757	$4,440,098	-2.1%
Construction Contract Revenue	143,426	125,651	14.1%
Total Gross Sales	4,492,183	4,565,749	-1.6%
Sales Allowances	(76,174)	(76,569)	-0.5%
Total Net Sales	$4,416,009	$4,489,180	-1.6%

In 2019, $100.5 million and $42.9 million of our construction contract revenue was attributable to our North and West segments, respectively.  Construction contract revenue is primarily made up of site-built and framing customers.

The following table presents the balances of percentage-of-completion accounts on December 28, 2019 and December 29, 2018 which are included in other current assets and other accrued liabilities, respectively (in thousands):

	December 28,	December 29,
	2019	2018
Cost and Earnings in Excess of Billings	$4,690	$6,945
Billings in Excess of Cost and Earnings	6,622	3,245

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

EARNINGS PER SHARE

The computation of earnings per share (“EPS”) is as follows (in thousands), which incorporate the retroactive effect of the Company’s 3 for 1 stock split:

	December 28,	December 29,	December 30,
	2019	2018	2017
Numerator:
Net earnings attributable to controlling interest	$179,650	$148,598	$119,512
Adjustment for earnings allocated to non-vested restricted common stock	(4,496)	(3,396)	(2,225)
Net earnings for calculating EPS	$175,154	$145,202	$117,287
Denominator:
Weighted average shares outstanding	61,649	61,762	61,416
Adjustment for non-vested restricted common stock	(1,543)	(1,411)	(1,143)
Shares for calculating basic EPS	60,106	60,351	60,273
Effect of dilutive restricted common stock	24	82	90
Shares for calculating diluted EPS	60,130	60,433	60,363
Net earnings per share:
Basic	$2.91	$2.41	$1.95
Diluted	$2.91	$2.40	$1.94

No options were excluded from the computation of diluted EPS for 2019, 2018, or 2017.

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

B.FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows:

	December 28, 2019				December 29, 2018
	Quoted	Prices with			Quoted	Prices with
	Prices in	Other	Prices with		Prices in	Other	Prices with
	Active	Observable	Unobservable		Active	Observable	Unobservable
	Markets	Inputs	Inputs		Markets	Inputs	Inputs
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Money market funds	$162,626	$562	$—	$163,188	$56	$5,267	—	$5,323
Fixed income funds	234	15,495	—	15,729	3,387	9,738	—	13,125
Equity securities	9,734	—	—	9,734	7,262	—	—	7,262
Alternative investments	—	—	1,941	1,941	—	—	1,756	1,756
Mutual funds:								—
Domestic stock funds	3,308	—	—	3,308	2,846	—	—	2,846
International stock funds	1,741	—	—	1,741	937	—	—	937
Target funds	281	—	—	281	237	—	—	237
Bond funds	850	—	—	850	796	—	—	796
Alternative funds	1,747	—	—	1,747	1,318	—	—	1,318
Total mutual funds	7,927	—	—	7,927	6,134	—	—	6,134
Total	$180,521	$16,057	1,941	$198,519	$16,839	$15,005	1,756	$33,600
Assets at fair value	$180,521	$16,057	1,941	$198,519	$16,839	$15,005	1,756	$33,600

From the assets measured at fair value as of December 28, 2019, listed in the table above, $162.6 million of money market funds are held in Cash and Cash Equivalents, $18.5 million of mutual funds, equity securities, and alternative investments are held in Investments, $1.1 million of money market and mutual funds are held in Other Assets for our deferred compensation plan, and $15.7 million of fixed income funds and $0.6 million of money market funds are held in Restricted Investments.

We maintain money market, mutual funds, bonds, and/or stocks in our non-qualified deferred compensation plan and our wholly owned licensed captive insurance company, and assets held in financial institutions. These funds are valued at prices quoted in an active exchange market and are included in "Cash and Cash Equivalents", "Investments", "Other Assets", and “Restricted Investments.” We have elected not to apply the fair value option under ASC 825, Financial Instruments, to any of our financial instruments except for those expressly required by U.S. GAAP.

During 2018, we purchased a private real estate income trust which is valued as a Level 3 asset and is categorized as an “Alternative Investment.”

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $34.3 million as of December 28, 2019, consisting of domestic and international stocks, alternative investments, and fixed income bonds.

Ardellis’ available for sale investment portfolio, including funds held with the State of Michigan, consists of the following (in thousands):

	December 28, 2019			December 29,2018
		Unrealized			Unrealized
	Cost	Gain/(Loss)	Fair Value	Cost	Gain/(Loss)	Fair Value
Fixed Income	$15,376	$353	$15,729	$13,301	$(176)	$13,125
Equity	7,958	1,776	9,734	7,141	121	7,262
Mutual Funds	6,568	284	6,852	5,815	(567)	5,248
Alternative Investments	1,811	130	1,941	1,722	34	1,756
Total	$31,713	$2,543	$34,256	$27,979	$(588)	$27,391

Our fixed income investments consist of a blend of US Government and Agency bonds and investment grade corporate bonds with varying maturities.  Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. Our alternative investments consist of the private real estate income trust which is valued as a Level 3 asset.  The net pre-tax unrealized gain was $2.5 million for the year ended December 28, 2019. Carrying amounts above are recorded in the investments and restricted investments line items within the balance sheet as of December 28, 2019.

C.BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2019 and 2018, which were accounted for using the purchase method (in thousands).

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	September 16, 2019	$12,422 cash paid for 100% asset purchase	$7,464	$4,958	North
Pallet USA, LLC ("Pallet USA")

A manufacturer and recycler of wood pallet and crating products in the Midwest. Pallet USA had annual sales of approximately $18 million. The acquisition of Pallet USA allows us to expand our capacity to manufacture wood-based industrial packaging products and offer new services to customers in the Midwest.

	August 12, 2019	$17,809 cash paid for 100% asset purchase and estimated earnout	$8,089	$9,720	West
Northwest Painting, Inc. ("Northwest")

A supplier of pre-painted building materials, including composite lap siding, soffit, panels and trim to the Western U.S. Northwest had annual sales of approximately $14 million. The acquisition of Northwest will expand our capacity to produce coated siding and trim for customers in the Northwest and Mountain West regions.

	May 1, 2019	$7,168 cash paid for 100% asset purchase and estimated earnout	$6,180	$988	North
Wolverine Wood Products, Inc. ("Wolverine")

A manufacturer of wood panel components for furniture, store fixtures and case goods. Wolverine had annual sales of approximately $5 million. The acquisition of Wolverine allows us to expand capacity to produce value-added wood components for customers in the Midwest.

	October 22, 2018	$15,115 cash paid for 100% asset purchase	$8,592	$6,523	North
Pak-Rite, LTD ("Pak-Rite")

A designer and manufacturer of packaging for high-value products, such as medical, aerospace and automation equipment. Pak-Rite had annual sales of approximately $15 million. The acquisition of Pak-Rite allows us to grow our portfolio of packaging products and customer markets, and expand our presence in this region.

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

	June 1, 2018	$25,866 cash paid for 100% asset purchase and estimated earnout	$9,496	$16,370	South
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

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2019, except for our Wolverine, Northwest, and Pallet USA acquisitions.  In aggregate, acquisitions not consolidated with other operations contributed approximately $70.3 million in revenue and $4.1 million in operating profit during 2019.

At December 28, 2019, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-							Intangibles -
	Compete	Customer						Tax
	Agreements	Relationships		Tradename		Goodwill		Deductible
Pallet USA	$—	$1,400	*	$1,898	*	$4,166	*	$7,464
Northwest	—	4,500	*	1,000	*	2,589	*	8,089
Wolverine	—	3,232	*	864	*	2,084	*	6,180
Pak-Rite	30	3,750		1,060		3,752		8,592
Pallet Place	—	250		—		—		250
NACC	—	2,810		770		5,916		9,496
Fontana	—	2,235		—		—		2,235
Expert Packaging	221	809		257		—		—
Spinner	850	—		—		—		850
Great Northern Lumber	50	—		—		—		50

*(estimate)

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2019 and 2018 are not presented.

D.GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the net carrying amount of goodwill by reporting segment for the years ended December 28, 2019 and December 29, 2018, are as follows (in thousands):

	North	South	West	All Other	Total
Balance as of December 30, 2017	51,127	46,738	87,730	27,049	212,644
2018 Acquisitions	4,292	8,996	—	—	13,288
Foreign Exchange, Net	(365)	—	—	(1,450)	(1,815)
Balance as of December 29, 2018	55,054	55,734	87,730	25,599	224,117
2019 Acquisitions	5,710	(3,080)	2,589	—	5,219
Foreign Exchange, Net	182	—	—	18	200
Balance as of December 28, 2019	$60,946	$52,654	$90,319	$25,617	$229,536

Indefinite-lived intangible assets totaled $7.4 million as of December 28, 2019 and December 29, 2018 related to the idX, International, and Consumer Products reporting units which is included in the All Other reportable segment.

The following amounts were included in other amortizable intangible assets, net as of December 28, 2019 and December 29, 2018 (in thousands):

	2019			2018
		Accumulated			Accumulated
	Assets	Amortization	Net Value	Assets	Amortization	Net Value
Non-compete agreements	$5,092	$(2,262)	$2,830	$10,232	$(5,517)	$4,715
Customer relationships	48,084	(10,079)	38,005	40,307	(6,843)	33,464
Licensing agreements	4,589	(4,368)	221	4,589	(3,909)	680
Patents	914	(421)	493	792	(284)	508
Tradename	7,966	(1,202)	6,764	2,879	(760)	2,119
Total	$66,645	$(18,332)	$48,313	$58,799	$(17,313)	$41,486

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Weighted Average
Intangible Asset Type	Estimated Useful Life	Amortization Period
Non-compete agreements	3 to 15 years	9.7 years
Customer relationship	5 to 15 years	10.5 years
Licensing agreements	10 years	10 years
Tradename (amortizable)	3 to 15 years	11.5 years

Amortization expense of intangibles totaled $6.3 million, $6.4 million and $4.9 million in 2019, 2018 and 2017, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2020	$6,095
2021	5,572
2022	5,243
2023	4,497
2024	3,772
Thereafter	23,134
Total	$48,313

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

Outstanding letters of credit extended on our behalf on December 28, 2019 and December 29, 2018 aggregated $37.3 million and $30.3 million; respectively, which includes approximately $9.8 million related to industrial development revenue bonds.  The Company had an outstanding balance of $4.0 million and $42.5 million, which includes foreign subsidiary borrowings, on its revolver at December 28, 2019, and December 29, 2018, respectively.   After considering letters of credit, the Company had $361.2 million and $322.7 million in remaining availability on its revolver on December 28, 2019, and December 29, 2018, respectively.  Additionally, we have $150 million in availability under a "shelf agreement" for long term debt with a current lender. Letters of credit have one year terms and include an automatic renewal clause. The letters of credit related to industrial development revenue bonds are charged an annual interest rate of 112.5 basis points, based upon our financial performance. The letters of credit related to workers’ compensation are charged an annual interest rate of 75 basis points.

Long-term debt obligations are summarized as follows on December 28, 2019 and December 29, 2018 (amounts in thousands):

	2019	2018
Series 2018 Senior Notes C, due on June 14, 2028, interest payable semi-annually at 4.20%	$40,000	$40,000
Series 2018 Senior Notes D, due on June 14, 2030, interest payable semi-annually at 4.27%	35,000	35,000
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	35,000	35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $375 million due on November 1, 2023, interest payable monthly at a floating rate (2.54% on December 28, 2019 and 3.39% on December 29, 2018)	—	39,010
Foreign subsidiary borrowings under revolving credit facility, due on November 1, 2023, interest payable monthly at a floating rate (1.88% on December 28, 2019 and 2.94% on December 29, 2018)	3,976	3,480
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (1.14% on December 28, 2019 and 1.94% on December 29, 2018)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (1.57% on December 28, 2019 and 2.00% on December 29, 2018)	2,700	2,700
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (1.79% on December 28, 2019 and 1.99% on December 29, 2018)	3,700	3,700
Capital leases and foreign affiliate debt	174	311
	163,850	202,501
Less current portion	(2,816)	(148)
Less debt issuance costs	(167)	(223)
Long-term portion	$160,867	$202,130

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants. We were within all of our lending requirements on December 28, 2019 and December 29, 2018.

On December 28, 2019, the principal maturities of long-term debt and capital lease obligations are as follows (in thousands):

2020	$2,816
2021	58
2022	38,700
2023	3,976
2024	40,000
Thereafter	78,300
Total	$163,850

On December 28, 2019, the estimated fair value of our long-term debt, including the current portion, was $170.8 million, which was $7.0 million more than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

F.LEASES

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2016-02, “Leases (Topic 842)” (ASU 2016-02). Under ASU 2016-02, an entity will be required to recognize assets and liabilities for the rights and obligations created by leases on the entity’s balance sheet for both finance and operating leases. For leases with a term of 12 months or less, an entity can elect to not recognize lease assets and lease liabilities and expense the lease over a straight-line basis for the term of the lease. ASU 2016-02 requires new disclosures that depict the amount, timing, and uncertainty of cash flows pertaining to an entity’s leases. Companies are required to adopt the new standard for annual and interim periods beginning after December 15, 2018. Early adoption of ASU 2016-02 is permitted. The FASB decided to amend certain aspects of its new leasing standard in an attempt to provide a relief from implementation costs.  Specifically, entities may elect not to restate their comparative periods in the period of adoption when transitioning to the new standard.

Upon adoption of ASC 842 on December 30, 2018, the Company recognized right-of-use assets and lease liabilities of approximately $69 million. As a result of the adoption of ASC 842, there was no cumulative effect adjustment to beginning retained earnings.

We elected the package of practical expedients whereby we are not required to 1) reassess whether any expired or existing contracts contain leases, 2) reassess the lease classification of existing leases, and 3) reassess initial direct costs for any existing leases.  Additionally, we did not elect the hindsight practical expedient to determine the reasonably certain lease term for existing leases.  We did elect to account for lease and related non-lease components as a single lease component.  We elected to not recognize leases with an original term of 12 months or less as they are not significant to our consolidated balance sheet and income statement.  We have assessed and updated our business processes, systems, and controls to ensure compliance with the new accounting and disclosure requirements in accordance with the new standard.

We determine if an arrangement is a lease at inception. We lease certain real estate under non-cancelable operating lease agreements with typical original terms ranging from one to ten years. We are required to pay real estate taxes and other occupancy costs under certain leases, which are variable in nature and not included in the right of use asset or lease liability. Certain leases carry renewal options of five to fifteen years. We believe that future leases will likely have similar terms.  We also lease motor vehicles, equipment, and an aircraft under operating lease agreements for periods of one to ten years.  We do not typically enter into leases with residual value guarantees. There were no restrictions or covenants imposed by any lease agreements.

We believe finance leases have no significant impact to our consolidated balance sheet and income statement as of December 28, 2019.

As of December 28, 2019, we have no leases that have not yet commenced that would significantly impact the rights, obligations, and financial position of the Company.

There were no lease transactions between related parties as of December 28, 2019.

The rates implicit in our leases are primarily not readily available. To determine the discount rate used to present value the lease payments, the Company utilized the 7-year treasury note rate plus a blend of rate spreads associated with our revolver and 10-12-year senior notes along with estimated spreads based on current market conditions.  We feel the determined rate is a reasonable representation of our lease population.

Lease costs under non-cancelable operating leases on December 28, 2019 are as follows (in thousands):

Operating
Leases
Operating lease cost	$20,771
Short-term lease cost	110
Variable lease cost	1,484
Sublease income	(676)
Total lease cost	$21,689

The amounts paid for operating leases, included in the measurement of lease liabilities, were $20 million for year ended December 28, 2019. In addition, right-of-use assets obtained in exchange for new operating leases liabilities were approximately $33.4 million for year ended December 29, 2019.

Future minimum payments under non-cancelable operating leases on December 28, 2019 are as follows (in thousands):

Operating
Leases
2020	$17,633
2021	15,074
2022	12,624
2023	10,434
2024	7,848
Thereafter	29,115
Total minimum lease payments	$92,728
Less present value discount	(12,561)
Total lease liability	$80,167

Rent expense was approximately $29.9 million, $28.1 million, and $24.2 million in 2019, 2018, and 2017, respectively.

During the first quarter of 2018, the Company completed a sale and leaseback transaction related to one facility in Medley, Florida.  The sale price for the property was approximately $36 million and created a $7 million pre-tax gain, which was entirely recognized in 2018.  The Company leased back the facility for two years as it executes its long-term plan for Florida and the Southeast region.

As of December 28, 2019, the weighted average lease term for operating leases is 7.29 years.  Similarly, the weighted average discount rate for operating leases is 3.10%.

G.DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. Premiums payments, deferred compensation obligations, and accrued interest payments were funded through policy and premium loans provided by the insurer. The deferred compensation liabilities and related cash surrender value of life insurance policies totaled $2.0 million on December 29, 2018 and December 30, 2017 and are included in "Other Liabilities" and "Other Assets," respectively. During 2019, the Company settled with the program participants and paid out the remaining cash value due to them, with the exception of two participants who chose to take the settlement payment over a five-year period. The deferred compensation liability related to the remaining participant payouts on the balance sheet as of December 28, 2019, was $0.3 million. Also, during 2019, the Company increased its investment in life insurance contracts by $15.3 million to $16.6 million by extinguishing the previously mentioned policy and premium loans.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $1.1 million and $1 million on December 28, 2019 and December 29, 2018, respectively, and are included in "Other Assets."  Related liabilities totaled $33.1 million and $27.8 million on December 28, 2019 and December 29, 2018, respectively, and are included in "Other Liabilities" and "Shareholders’ Equity."  Assets associated with the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

We maintain and administer our shareholder approved Directors’ Retainer Stock Plan ("Stock Retainer Plan").  The Stock Retainer Plan allows eligible members of the Board of Directors to defer the cash portion of their retainer and committee fees and receive shares of our stock at the time of or following their retirement, disability or death. The number of shares to be received is equal to the amount of the cash portion of their retainer and committee fees deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of shares is increased by the amount of dividends paid on the Company’s common stock. We recognized expense for this plan of $1.8 million in 2019, $1.7 million in 2018, and $1.7 million in 2017. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock. The number of shares to be received for their portion of the retainer that is deferred is equal to the amount of shares plus the number of shares attributable to cash dividends payable on those deferred shares.

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

There is no unrecognized compensation expense remaining for stock options in 2019, 2018, and 2017.

Below is a summary of common stock issuances for 2019 and 2018:

	December 28, 2019
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	34	$32.47

Shares issued under the employee stock gift program	4	35.68
Shares issued under the director retainer stock program	5	38.44
Shares issued under the long term stock incentive plan	211	30.83
Shares issued under the executive stock match grants	109	31.57
Forfeitures	(19)	-
Total shares issued under stock grant programs	310	$31.25

Shares issued under the deferred compensation plans	181	$34.31
Total	525	$32.35

	December 29, 2018
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	38	$35.58

Shares issued under the employee stock gift program	3	33.56
Shares issued under the director retainer stock program	101	17.17
Shares issued under the long term stock incentive plan	164	35.16
Shares issued under the executive stock match grants	94	32.94
Forfeitures	(14)	-
Total shares issued under stock grant programs	348	$29.37

Shares issued under the deferred compensation plans	167	$36.98
Total	553	$31.78

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

				Weighted-
			Unrecognized	Average
		Weighted-	Compensation	Period to
	Restricted	Average Grant	Expense	Recognize
	Awards	Date Fair Value	(in millions)	Expense
Nonvested at December 31, 2016	791,532	19.32	4.8	1.51 years
Granted	388,248	32.03
Vested	(141,111)	12.71
Forfeited	(5,043)	30.14
Nonvested at December 30, 2017	1,033,626	24.24	7.1	1.31 years
Granted	247,068	36.52
Vested	(107,865)	18.11
Forfeited	(12,750)	24.19
Nonvested at December 29, 2018	1,160,079	23.32	7.6	1.12 years
Granted	318,496	32.60
Vested	(224,894)	23.42
Forfeited	(50,786)	24.18
Nonvested at December 28, 2019	1,202,895	$29.68	$7.9	0.86 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $4.0 million, $3.6 million, and $3.6 million and the related total income tax benefits of $0.8 million, $0.7 million, and $1.0 million in 2019, 2018 and 2017, respectively.

In 2019, 2018 and 2017, cash received from share issuances under our plans was $1.1 million, $1.0 million and $0.7 million, respectively.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock. On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our existing share repurchase program. We repurchased no shares in 2019 and 860,669 shares under this program in 2018. As of December 28, 2019, the cumulative total authorized shares available for repurchase is approximately 1.9 million shares.

I.RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25%of employee contributions in 2019, 2018, and 2017, on a discretionary basis, totaling $6.5 million, $3.4 million, and $4.8 million respectively. For years 2019 and 2017, hourly employee contributions included additional matched contributions of $2.6 million and $1.9 million for 2019 and 2017, respectively, based on meeting certain performance goals during those years. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

The Company maintains a retirement plan for certain officers of the Company, excluding the Company’s CEO, (who have at least 20 years of service with the Company and at least 10 years of service as an officer) whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $10.6 million and $9.1 million are accrued in “Other Liabilities” for this plan at December 28, 2019 and December 29, 2018, respectively.

J.INCOME TAXES

Income tax provisions for the years ended December 28, 2019, December 29, 2018, and December 30, 2017 are summarized as follows (in thousands):

	2019	2018	2017
Currently Payable:
Federal	$35,267	$31,492	$44,413
State and local	10,071	7,544	8,579
Foreign	5,834	5,527	6,240
	51,172	44,563	59,232
Net Deferred:
Federal	6,895	2,965	(7,681)
State and local	805	(522)	(864)
Foreign	(602)	(1,565)	1,280
	7,098	878	(7,265)
	$58,270	$45,441	$51,967

The components of earnings before income taxes consist of the following:

	2019	2018	2017
U.S.	$220,532	$180,261	$151,395
Foreign	20,142	17,592	24,612
Total	$240,674	$197,853	$176,007

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2019	2018	2017
Statutory federal income tax rate	21.0%	21.0%	35.0%
State and local taxes (net of federal benefits)	3.9	3.8	3.0
Effect of noncontrolling owned interest in earnings of partnerships	(0.1)	(0.1)	(0.2)
Manufacturing deduction	n/a	n/a	(2.5)
Tax credits, including foreign tax credit	(1.3)	(1.6)	(2.0)
Change in uncertain tax positions reserve	(0.1)	0.1	0.4
Other permanent differences	0.5	0.6	(0.1)
Other, net	0.3	(0.7)	(0.6)
Impact of Tax Act and reduction of corporate tax rate (a)	n/a	(0.1)	(3.5)
Effective income tax rate	24.2%	23.0%	29.5%

(a)	On December 22, 2017, the U.S government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, effective January 1, 2018. Shortly after the Tax Act was enacted, the SEC issued accounting guidance, which provided a one-year measurement period during which a company may complete its accounting for the impacts of the Tax Act. As a result of the U.S. federal corporate rate reduction, the Company recorded a tax benefit of $6.1 million for the period ending December 30, 2017, and an additional tax benefit of $0.3 million for the period ending December 29, 2018.

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 28, 2019 and December 29, 2018 are as follows (in thousands):

	2019	2018
Employee benefits	$22,420	$20,914
Lease liability	20,255	—
Net operating loss carryforwards	6,411	6,520
Foreign subsidiary capital loss carryforward	519	504
Other tax credits	620	586
Inventory	993	1,090
Reserves on receivables	1,266	802
Accrued expenses	2,318	1,593
Other, net	3,159	2,785
Gross deferred income tax assets	57,961	34,794
Valuation allowance	(2,447)	(2,707)
Deferred income tax assets	55,514	32,087
Depreciation	(34,001)	(24,881)
Intangibles	(21,375)	(20,225)
Right of use assets	(20,255)	—
Other, net	—	—
Deferred income tax liabilities	(75,631)	(45,106)
Net deferred income tax liability	$(20,117)	$(13,019)

As of December 28, 2019, the company had federal, state and foreign net operating loss carryforwards of $6.4 million and state tax credit carryforwards of $0.6 million, which will expire at various dates.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2019 - 2023	$—	$173	$—	$—	$620
2024 - 2028	—	285	1,279	—	—
2029 - 2033	2,124	748	213	—	—
2034 - 2038	28	854	—	—	—
Thereafter	—	243	464	—	—
Total	$2,152	$2,303	$1,956	$—	$620

As of December 28, 2019, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards as well as certain state tax credit carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance against various NOL and tax credit carryforwards. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

The Company early adopted FASB ASU No. 2018-02, which allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act of 2017. The adoption of this update resulted in a reclassification between accumulative other comprehensive income and accumulated earnings in 2018.

K.ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2019	2018	2017
Gross unrecognized tax benefits beginning of year	$4,378	$4,000	$3,381
Increase in tax positions for prior years	(129)	(366)	4
Increase in tax positions due to acquisitions	—	—	—
Increase in tax positions for current year	768	1,326	1,107
Settlements with taxing authorities	—	—	(2)
Lapse in statute of limitations	(851)	(582)	(490)
Gross unrecognized tax benefits end of year	$4,166	$4,378	$4,000

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.5 million, $0.5 million, and $0.7 million at December 28, 2019, December 29, 2018, and December 30, 2017, respectively.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2016. A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months is $0.9 million.

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

On a consolidated basis, we have reserved approximately $2.0 million and $2.1 million on December 28, 2019 and December 29, 2018, respectively, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

In addition, on December 28, 2019, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 28, 2019, we had outstanding purchase commitments on commenced capital projects of approximately $33.8 million.

We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material. We distribute products manufactured by other companies, some of which are no longer in business. While we do not warrant these products, we have received claims as a distributor of these products when the manufacturer no longer exists or has the ability to pay. Historically, these costs have not had a material effect on our consolidated financial statements.

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 28, 2019, we had approximately $10.8 million in outstanding payment and performance bonds for open projects. We had approximately $9.2 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 28, 2019, we had outstanding letters of credit totaling $37.3 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $27.5 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

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

We did not enter into any new guarantee arrangements during 2019 which would require us to recognize a liability on our balance sheet.

M.SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company operates manufacturing, treating and distribution facilities throughout North America, Europe, Asia and Australia, but primarily in the United States. The Company manages the operations of its individual locations primarily through a geographic reporting structure under which each location is included in a region and regions are included in our North, South, West, and International divisions. The exceptions to this geographic reporting and management structure are (a) the Company’s Alternative Materials Division, which offers a portfolio of non-wood products and distributes those products nation-wide and is accounted for as an operating segment within the All Other segment, (b) the Company’s distribution unit (referred to as UFPD) which distributes a variety of products to the manufactured housing industry and is accounted for as a reporting unit within the North segment, and (c) idX division, which designs, manufactures, and installs customized interior fixtures and is accounted for within the All Other segment.

With respect to the facilities in the north, south, and west segments, these facilities generally supply the three markets the Company serves nationally - Retail, Industrial, and Construction. Also, substantially all of our facilities support customers in the immediate geographical region surrounding the facility.  One customer, The Home Depot, accounted for approximately 19% of our total sales in fiscal 2019, 2018 and 2017.

Our Alternative Materials, International, and idX divisions have been included in the “All Other” column of the table below. The “Corporate” column includes unallocated administrative costs and certain incentive compensation expense.

	2019
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,302,067	$936,964	$1,548,098	$628,880	$—	$4,416,009
Intersegment net sales	57,675	81,875	52,601	225,913	—	418,064
Interest expense (income)	(36)	—	108	(1,949)	10,577	8,700
Amortization expense	1,217	1,200	2,049	1,859	—	6,325
Depreciation expense	13,624	9,310	17,062	10,254	10,244	60,494
Segment earnings from operations	95,728	64,517	118,444	8,913	(42,696)	244,906
Segment assets	396,010	249,053	485,674	513,081	245,659	1,889,477
Capital expenditures	21,292	18,051	19,682	23,576	2,332	84,933

	2018
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,279,459	$1,024,747	$1,599,274	$585,700	$—	$4,489,180
Intersegment net sales	56,682	76,297	56,004	235,905	—	424,888
Interest expense	58	(6)	197	(1,486)	10,130	8,893
Amortization expense	830	1,292	1,998	2,273	—	6,393
Depreciation expense	12,062	8,244	14,836	10,341	9,466	54,949
Segment earnings from operations	66,239	60,049	103,357	6,779	(29,161)	207,263
Segment assets	386,483	266,503	496,939	395,727	101,896	1,647,548
Capital expenditures	17,820	9,185	26,024	39,168	3,665	95,862

	2017
				All
	North	South	West	Other	Corporate	Total
Net sales to outside customers	$1,133,656	$837,370	$1,417,924	$552,232	$—	$3,941,182
Intersegment net sales	67,161	74,566	83,245	167,568	—	392,540
Interest expense	4	160	293	(473)	6,234	6,218
Amortization expense	559	607	1,723	1,971	—	4,860
Depreciation expense	10,511	6,880	14,116	8,586	8,443	48,536
Segment earnings from operations	61,326	46,646	82,465	17,296	(26,264)	181,469
Segment assets	351,270	240,661	462,311	356,264	54,171	1,464,677
Capital expenditures	23,026	12,286	23,212	9,865	2,727	71,116

Beginning on January 1, 2020, the Company will be re-organized around the markets it serves rather than geography. The business segments will primarily align with the following markets: UFP Retail, UFP Construction and UFP Industrial. We believe this change in segmentation will, among other factors, allow for a more specialized and consistent approach among all UFP operations, more efficient use of resources and capital, and quicker introduction of new products and services.

Information regarding principal geographic areas was as follows (in thousands):

	2019		2018		2017
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$4,308,618	$469,605	$4,382,356	$342,326	$3,821,366	$313,976
Foreign	107,391	36,878	106,824	34,312	119,816	30,380
Total	$4,416,009	$506,483	$4,489,180	$376,638	$3,941,182	$344,356

Sales generated in Canada and Mexico are primarily to customers in the United States of America.

The following table presents, for the periods indicated, our gross sales (in thousands) by major product classification.

	Year Ended
	December 28,	December 29,	December 30,
	2019	2018	2017
Value-Added Sales
Trusses – residential, modular and manufactured housing	$438,621	$421,996	$368,591
Fencing	180,772	180,783	187,905
Decking and railing – composite, wood and other	310,311	261,778	244,910
Turn-key framing and installed sales	159,307	151,397	149,520
Industrial packaging and components	676,214	591,314	471,262
Engineered wood products (eg. LVL; i-joist)	86,954	83,222	76,507
In-store fixtures	274,580	252,341	260,174
Manufactured brite and other lumber	68,725	92,255	109,582
Wall panels	64,357	69,889	61,226
Outdoor DIY products (eg. stakes; landscape ties)	124,586	128,711	110,327
Construction and building materials (eg. door packages; drywall)	320,603	314,965	265,048
Lattice – plastic and wood	70,448	62,598	48,736
Manufactured brite and other panels	79,122	94,469	81,143
Siding, trim and moulding	111,230	107,873	85,016
Hardware	16,069	16,742	21,218
Manufactured treated lumber	92,277	96,450	69,844
Other	30,160	11,946	10,632
Total Value-Added Sales	$3,104,336	$2,938,729	$2,621,641

Commodity-Based Sales
Non-manufactured brite and other lumber	594,534	700,143	545,430
Non-manufactured treated lumber	525,030	585,628	523,245
Non-manufactured brite and other panels	205,678	278,898	265,909
Non-manufactured treated panels	39,340	42,958	36,913
Other	23,266	19,393	13,065
Total Commodity-Based Sales	$1,387,848	$1,627,020	$1,384,562
Total Gross Sales	$4,492,184	$4,565,749	$4,006,203
Sales Allowances	(76,175)	(76,569)	(65,021)
Total Net Sales	$4,416,009	$4,489,180	$3,941,182

Note that the prior year information has been restated due to reclassification of certain products.

N.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 13 weeks during the years ended December 28, 2019 and December 29, 2018, respectively, (in thousands, except per share data):

	First		Second		Third		Fourth
	2019	2018	2019	2018	2019	2018	2019	2018
Net sales	$1,015,125	$993,857	$1,239,817	$1,294,440	$1,163,026	$1,212,702	$998,041	$988,181
Gross profit	154,267	130,889	186,726	165,689	187,270	158,673	157,255	137,643
Net earnings	36,002	33,582	55,145	45,130	52,581	42,068	38,676	31,632
Net earnings attributable to controlling interest	35,540	32,833	54,515	44,044	51,859	41,219	37,736	30,502
Basic earnings per share	0.58	0.53	0.88	0.71	0.84	0.67	0.61	0.50
Diluted earnings per share	0.58	0.53	0.88	0.71	0.84	0.66	0.61	0.50

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

The companies included in our self-determined industry peer group are as follows:

American Woodmark Corporation	Louisiana-Pacific Corporation
BlueLinx Holdings, Inc.	Masco Corporation
BMC Stock Holdings, Inc.	Simpson Manufacturing Company, Inc.
Boise Cascade, LLC	Sonoco Products Company
Builders FirstSource, Inc.	Trex Company, Inc.
Cornerstone Building Brands	Westrock Company
Gibraltar Industries, Inc.
Greif, Inc.

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

Directors and Executive Officers

BOARD OF DIRECTORS	EXECUTIVE OFFICERS

William G. Currie Chairman of the Board Universal Forest Products, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer Universal Forest Products, Inc.	Patrick M. Webster President and Chief Operating Officer

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Michael R. Cole Chief Financial Officer and Treasurer

Bruce A. Merino	Allen T. Peters President and Chief Operating Officer UFP Retail, LLC

Mary E. Tuuk President and Chief Executive Officer Grand Rapids Symphony	Patrick Benton President UFP Construction, LLC

Brian C. Walker Partner-Strategic Leadership Huron Capital	Scott A. Worthington President UFP Industrial, LLC

Michael G. Wooldridge Partner Varnum, LLP	Chad C. Uhlig Eastin Executive Vice President ProWood

Joan A. Budden President Priority Health	Scott T. Bravata Vice President of Accounting

Benjamin McLean Chief Executive Officer Ruan Transportation Management Systems, Inc.	David A. Tutas Chief Compliance Officer

Shareholder Information

ANNUAL MEETING

The annual meeting of Universal Forest Products, Inc. will be held at 8:30 a.m. on April 22, 2020, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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

Deloitte & Touche LLP

Grand Rapids, MI

TRANSFER AGENT/SHAREHOLDER INQUIRIES

American Stock Transfer & Trust Company serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address, and dividend payments should be addressed to:

American Stock Transfer & Trust Co.

6201 15th Ave

Brooklyn, NY 11219

Telephone:  (800) 937-5449

UNIVERSAL FOREST PRODUCTS®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE

Grand Rapids, MI 49525

Telephone:  (616) 364-6161

Facsimile:  (616) 364-5558

UNIVERSAL FOREST PRODUCTS®, INC., AND ITS AFFILIATES

Locations:

Adairsville, GA	Hamilton, OH	Riverside, CA
Aiea, HI	Harrisonville, MO	Rockwell, NC
Ashburn, GA	Hartford, WI	Rowesville, SC
Athena, OR	Hendersonville, NC	Saginaw, TX
Auburn, NY	Hillsboro, TX	Saint Bernard De Lacolle, Quebec
Auburndale, FL	Hudson, NY	Salina, KS
Aurora, CO	Huntsville, TX	Salisbury, NC
Bangalore, India	Janesville, WI	San Antonio, TX
Belchertown, MA	Jefferson, GA	Santee, NC
Belle Glade, FL	Jeffersonville, IN	Sauk Rapids, MN
Berlin, NJ	Kansas City, MO	Schertz, TX
Blanchester, OH	Kearneysville, WV	Selma, AL
Blue Island, IL	Kyle, TX	Shanghai, China
Boise, ID	Lafayette, CO	Sharon, TN
Bonner, MT	Langdon, ND	Shawnee, OK
Burlington, IA	Lansing, MI	Shippenville, PA
Burlington, NC	Lawrenceburg, TN	Sidney, NY
Cabo San Lucas, Mexico	Liberty, NC	Silsbee, TX
Cameron, SC	Lockhart, FL	Snohomish, WA
Captiva, FL	Locust, NC	St. Louis, MO
Cedar Hill, TX	Lodi, OH	Stanfield, NC
Chaffee, NY	London, United Kingdom	Stockertown, PA
Chandler, AZ	Magna, UT	Tampa, FL
Chateauguay, Quebec	Maricopa County, AZ	Thomaston, GA
Chesapeake, VA	Marietta, GA	Thornton, CA
Chicago, IL	Martin, TN	Tokyo, Japan
Chino, CA	McMinnville, OR	Union City, GA
Church Hill, TN	Medley, FL	Vaughan, Ontario
Clinton, NC	Memphis, TN	Vesper, WI
Columbia, MD	Mexico City, Mexico	Warrens, WI
Comal County, TX	Miami, FL	Washington, NC
Conway, SC	Milwaukee, WI	Wenatchee, WA
Cordele, GA	Minneota, MN	White Bear Lake, MN
Dallas, TX	Morristown, TN	White City, OR
Dayton, OH	Moultrie, GA	White Pigeon, MI
Delano, PA	Naches, WA	Windsor, CO
Eagan, MN	Nampa, ID	Winthrop, ME
Earth City, MO	Nappanee, IN	Woodburn, OR
Eatonton, GA	Naugatuck, CT	Wujiang City, Jiangsu Province
Edina, MN	New Delhi, India	Yakima, WA
Edwardsburg, MI	New Hartford, NY	Yeerongpilly, Austrailia
Elizabeth City, NC	New London, NC
Elkhart, IN	New Windsor, MD
Elkwood, VA	New York, NY
Emlenton, PA	Newnan, GA
Erskine Park, AUS	Norton Shores, MI
Fernley, NV	Ogden, TX
Fisherville, VA	Ontario, CA
Folkston, GA	Ooltewah, TN
Fort Worth, TX	Orangeburg, SC
Franklinton, NC	Parker, PA
Fredericksburg, VA	Pearisburg, VA
Gainesville, GA	Peru, IL
Georgetown, DE	Pitts, GA
Gilmer, TX	Plainville, MA
Gordon, PA	Poulsbo, WA
Grand Rapids, MI	Prairie du Chien, WI
Grandview, TX	Puerto Rico
Granger, IN	Puyallup, WA
Haleyville, AL	Ranson, WV