Form 10-K, Exhibit 13
period 2020-12-26
UFP INDUSTRIES INC
filed 2021-03-03
CIK 912767

Exhibit 13

UFP INDUSTRIES, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

(In thousands, except per share and statistics data)

	2020	2019	2018	2017	2016
Consolidated Statement of Earnings Data
Net sales	$5,153,998	$4,416,009	$4,489,180	$3,941,182	$3,240,493
Gross profit	800,296	685,518	592,894	542,826	474,590
Earnings before income taxes	340,983	240,674	197,853	176,007	160,671
Net earnings attributable to controlling interest	$246,778	$179,650	$148,598	$119,512	$101,179
Diluted earnings per share	$4.00	$2.91	$2.40	$1.94	$1.65
Dividends per share	$0.50	$0.40	$0.36	$0.32	$0.29
Consolidated Balance Sheet Data
Working capital(1)	$1,074,613	$739,030	$685,108	$560,241	$484,661
Total assets	2,404,891	1,889,477	1,647,548	1,464,677	1,292,058
Total debt	311,707	163,683	202,278	146,003	111,693
Shareholders’ equity	1,483,152	1,257,733	1,088,684	974,023	860,466
Statistics
Gross profit as a percentage of net sales	15.5%	15.5%	13.2%	13.8%	14.6%
Net earnings attributable to controlling interest as a percentage of net sales	4.8%	4.1%	3.3%	3.0%	3.1%
Return on beginning equity(2)	19.6%	16.5%	15.3%	13.9%	13.2%
Current ratio(4)	3.32	3.09	3.21	2.85	2.78
Debt to equity ratio(5)	0.21	0.13	0.19	0.15	0.13
Book value per common share(3)	$24.23	$20.48	$17.88	$15.92	$14.10
(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.
(4)	Current assets divided by current liabilities.
(5)	Total debt divided by shareholders’ equity.

Acquisition growth is one of the primary contributing factors to material increases over the period from 2016 to 2020. Refer to Note C under the “Notes to the Consolidated Financial Statements” for further discussion on our business combinations and impact on our financial statements for the three years ended December 26, 2020.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

UFP Industries, Inc. is a holding company with subsidiaries throughout North America, Europe, Asia, and Australia that supply manufactured products made from wood, wood and non-wood composites, and other materials to three markets: retail, industrial, and construction. We are headquartered in Grand Rapids, Mich. For more information about UFP Industries, Inc., or its affiliated operations, go to www.ufpi.com.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. We do not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations, the COVID-19 pandemic (“pandemic”); and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in our reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2020.

OVERVIEW

Our results for 2020 were impacted by the following:

●	Our net sales increased almost 17% in 2020 due to an 11% increase in our overall selling prices (see “Historical Lumber Prices”) and a 6% increase in our unit sales. The unit sales of our retail segment increased 25% due to an increase in consumer demand and home improvement activities. We believe that this increase is largely attributable to the impact of the pandemic on consumer behavior. This increase was offset by our industrial and construction segments, which both declined 6% as our customers in these segments were adversely impacted by the government-imposed shutdowns resulting from the pandemic. As of the end of the year, each of our industrial and construction segments (except for the commercial business unit within our construction segment) have experienced recent positive trends as the U.S. economy has recovered from the initial shutdowns due to the pandemic.
●	Earnings from operations increased 41% to $345.8 million. The improvement in our profitability was driven by a number of factors, including strong organic growth in our retail segment while effectively leveraging fixed costs, and the favorable impact of rising lumber prices on the selling prices of commodity-based products such as our ProWood pressure-treated products which are sold on a variable price formula tied to the Lumber Market. See Historical Lumber Prices and Impact of the Lumber Market on Our Operating Results below.
●	Our cash flow from operating activities decreased by $13 million and was attributable to an $80 million increase in our net earnings and non-cash expenses, offset by a $93 million increase in our investment in net working capital (see “Liquidity and Capital Resources”). The increase in net working capital was a result of unusually high lumber prices and retail market demand, which drove increases in our accounts receivable and inventory.
●	We invested $89.2 million in capital expenditures to support and grow our business and invested $65.3 million in acquired businesses.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	We returned $30.7 million to our shareholders through dividends and $29.2 million through share repurchases.
●	Our cash surplus exceeded our debt by approximately $125 million.
●	Our available borrowing capacity under revolving credit facilities and cash surplus resulted in total liquidity of approximately $800 million at the end of December 2020. In August of 2020 we issued $150 million of long-term debt to finance our future growth. The notes have an average maturity of 13 years and have an average fixed rate of interest of 3.09%.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2020	2019
January	$377	$331
February	402	370
March	420	365
April	358	354
May	394	346
June	455	329
July	530	356
August	716	346
September	934	364
October	826	360
November	571	373
December	643	371

Annual average	$552	$355
Annual percentage change	55.5%	(23.2)%

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprise approximately 62% and 58% of total lumber purchases, excluding plywood, for 2020 and 2019, respectively.

	Random Lengths SYP
	Average $/MBF
	2020	2019
January	$346	$370
February	345	403
March	360	408
April	333	401
May	412	383
June	494	344
July	552	359
August	729	348
September	886	355
October	711	345
November	508	344
December	565	335

Annual average	$520	$366
Annual percentage change	42.1%	(20.3)%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market"). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs, including plywood, were 51.0% and 43.4% of our net sales in 2020 and 2019, respectively.

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

Below is a general description of the primary ways in which our products are priced.

●	Products with fixed selling prices. These products include value-added products such as decking and fencing sold to retail building materials customers, as well as trusses, wall panels and other components sold to the residential construction market, and most industrial packaging products. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs with our suppliers for these sales commitments. Also, the time period and quantity limitations generally allow us to eventually re-price our products for changes in lumber prices from our suppliers.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry. For these products, we estimate the customers’ needs and we carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our profitability. In other words, for these products, our margins are exposed to changes in the trend of lumber prices. We believe our sales of these products are at their highest relative level in our second quarter, primarily due to treated lumber sold to the retail market.

The greatest risk associated with changes in the trend of lumber prices is on the following products:

●	Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 16% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to our higher rate of inventory turnover of these products. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)
●	Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices by locking in costs or including re-pricing triggers with customers if lumber prices change in excess of an agreed upon percentage.

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

As is apparent from the preceding example, the level of lumber prices does not impact our overall profits but does impact our margins. Gross margins and operating margins are negatively impacted during periods of high lumber prices; conversely, we experience margin improvement when lumber prices are relatively low. As a result of this factor, we believe it is useful to compare our change in units sold with our change in gross profits, selling, general, and administrative expenses, and operating profits as presented in the following table.

	Annual Percentage Change

	From 2019 to 2020	From 2018 to 2019
Units sold	6.0%	6.3%
Gross profit	16.7	15.6
Selling, general, and administrative expenses	1.3	11.9
Earnings from operations	41.2	18.2

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

It is our goal to increase our gross profits and earnings from operations at a rate of growth that exceeds our unit sales growth, or in other words, increasing our profitability per unit sold.  We also have a goal of improving our efficiencies and leveraging the fixed costs in our selling, general, and administrative expenses as we grow, which will result in a rate of growth of these expenses which is less than our unit sales growth and a lower cost per unit. In 2020, we increased the amount of planned long-term share-based bonus awards that will be used to settle bonus obligations instead of cash, which resulted in a decrease in expense. This change was made to encourage employee retention and align their interests with shareholders. See discussion of share-based bonus awards in Note H — Common Stock.

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed five business acquisitions during 2020 and three during 2019. The annual historical sales attributable to acquisitions in 2020 and 2019 were approximately $101 million and $37 million, respectively. These business combinations were not significant to our operating results individually or in aggregate, and thus pro forma results for 2020 and 2019 are not presented.

On December 28, 2020, we closed on an agreement to purchase 100 percent of the equity of PalletOne, Inc., for approximately $232 million plus $21 million for certain investments in capital projects and $6 million for a purchase price adjustment based on the actual amount of net working capital at close compared to a pre-determined target. Based in Bartow, Florida, PalletOne is a leading manufacturer of new pallets in the U.S., with 17 pallet manufacturing facilities in the southern and eastern regions of the country. The company also supplies other specialized industrial packaging, including custom bins and crates, and its Sunbelt Forest Products subsidiary operates five pressure-treating facilities in the Southeastern U.S.

On February 28, 2021, we closed on an agreement to purchase 100 percent of the equity of J.C. Gilmore Pty Ltd located in Australia for approximately $2.4 million.  This transaction adds a wide portfolio of consumable packaging to certain industrial packaging products and expands the companies’ customer base throughout Australia.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" and Note O, “Subsequent Events” for additional information.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales. See “Impact of the Lumber Market on our Operating Results”.  Due to the segment change as of January 1, 2020, 2018 and 2019 amounts have been retroactively adjusted and as such, we have included 2018 results by segment and the discussion of our 2019 results by segment compared to 2018. Please see our 2019 10-K for discussion of our 2019 consolidated results of operations compared to 2018.

	Year Ended
	December 26,	December 28,
	2020	2019
Net sales	100.0%	100.0%
Cost of goods sold	84.5	84.5
Gross profit	15.5	15.5
Selling, general, and administrative expenses	8.6	9.9
Asset impairment charges and other costs, net	0.2	—
Earnings from operations	6.7	5.5
Other expense, net	0.1	0.1
Earnings before income taxes	6.6	5.5
Income taxes	1.7	1.3
Net earnings	4.9	4.1
Less net earnings attributable to noncontrolling interest	(0.1)	(0.1)
Net earnings attributable to controlling interest	4.8%	4.1%

Note: Actual percentages are calculated and may not sum to total due to rounding.

The following table presents, for the periods indicated, our selling, general, and administrative (SG&A) costs as a percentage of gross profit.  Given our strategies to enhance our capabilities and improve our value-added product offering and recognizing the higher relative level of SG&A costs these strategies require, we believe this ratio provides an enhanced view of our effectiveness in managing these costs and mitigates the impact of changing lumber prices.

	SG&A as a Percentage of Gross Profit
	Year Ended
	December 26,	December 28,
	2020	2019
Gross profit	$800,296	$685,518
Selling, general, and administrative expenses	$444,596	$439,047
SG&A as percentage of gross profit	55.6%	64.0%

In 2020, we increased the amount of planned long-term share-based bonus awards that will be used to settle bonus obligations instead of cash, which resulted in a decrease in expense. This change was made to encourage employee retention and align their interests with shareholders. See discussion of share-based bonus awards in Note H — Common Stock.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS BY SEGMENT

Effective January 1, 2020, we re-organized around the markets we serve rather than geography and the historical segment information has been recast for all periods presented. Our new business segments align with the following markets: UFP Retail Solutions, UFP Construction and UFP Industrial. Among other things, this change allows for a more specialized and consistent sales approach among Company operations, more efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit and business units are included in our Retail, Industrial, and Construction segments. The exception to this market-centered reporting and management structure is our International segment, which comprises our Mexico, Canada, Europe, and Australia operations and sales and buying offices in other parts of the world. Our International segment and Ardellis (our insurance captive) have been included in the “All Other” column of the table below. The “Corporate” column includes purchasing, transportation and administrative functions that serve our operating segments. Operating results of Corporate primarily consists of over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns and leases transportation equipment, are also included in the Corporate column. An inter-company lease charge is assessed to our operating segments for the use of these assets at fair market value rates.

The following tables present our operating results by segment for December 26, 2020, December 28, 2019 and December 29, 2018.

	Year Ended December 26, 2020

(in thousands)	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	$2,167,122	$1,072,117	$1,695,684	$217,094	$1,981	$5,153,998
Cost of goods sold	1,874,114	895,466	1,433,469	147,117	3,536	4,353,702
Gross profit	293,008	176,651	262,215	69,977	(1,555)	800,296
Selling, general, administrative expenses	137,641	97,146	179,516	34,471	(4,178)	444,596
Asset impairment charges and other costs, net	56	(3,873)	13,690	775	(774)	9,874
Earnings from operations	$155,311	$83,378	$69,009	$34,731	$3,397	$345,826

	Year Ended December 28, 2019

(in thousands)	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	$1,498,710	$1,085,635	$1,637,156	$193,785	$723	$4,416,009
Cost of goods sold	1,324,339	906,025	1,365,394	141,916	(7,183)	3,730,491
Gross profit	174,371	179,610	271,762	51,869	7,906	685,518
Selling, general, administrative expenses	112,422	96,157	188,339	33,173	8,956	439,047
Asset impairment charges and other costs, net	269	482	1,037	159	(382)	1,565
Earnings from operations	$61,680	$82,971	$82,386	$18,537	$(668)	$244,906

Note: Allocations of corporate expenses in 2019 were modified to align with the methodology used to allocate corporate expenses in the current year.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 29, 2018

(in thousands)	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	$1,512,477	$1,050,945	$1,705,016	$219,920	$822	$4,489,180
Cost of goods sold	1,363,118	916,512	1,451,460	170,913	(5,717)	3,896,286
Gross profit	149,359	134,433	253,556	49,007	6,539	592,894
Selling, general, administrative expenses	97,260	74,830	181,459	29,967	8,719	392,235
Asset impairment charges and other costs, net	(59)	85	720	1	(7,351)	(6,604)
Earnings from operations	$52,158	$59,518	$71,377	$19,039	$5,171	$207,263

Note: Allocations of corporate expenses in 2018 were modified to align with the methodology used to allocate corporate expenses in the current year.

The following tables present the components of our operating results as a percentage of net sales by segment for December 26, 2020, December 28, 2019 and December 29, 2018.

	Year Ended December 26, 2020

	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	86.5	83.5	84.5	67.8	—	84.5
Gross profit	13.5	16.5	15.5	32.2	—	15.5
Selling, general, administrative expenses	6.4	9.1	10.6	15.9	—	8.6
Asset impairment charges and other costs, net	—	(0.4)	0.8	0.4	—	0.2
Earnings from operations	7.2%	7.8%	4.1%	16.0%	—	6.7%

Note: Actual percentages are calculated and may not sum to total due to rounding.

	Year Ended December 28, 2019

	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	88.4	83.5	83.4	73.2	—	84.5
Gross profit	11.6	16.5	16.6	26.8	—	15.5
Selling, general, administrative expenses	7.5	8.9	11.5	17.1	—	9.9
Asset impairment charges and other costs, net	—	—	0.1	0.1	—	0.0
Earnings from operations	4.1%	7.6%	5.0%	9.6%	—	5.5%

Note: Actual percentages are calculated and may not sum to total due to rounding.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 29, 2018

	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	90.1	87.2	85.1	77.7	—	86.8
Gross profit	9.9	12.8	14.9	22.3	—	13.2
Selling, general, administrative expenses	6.4	7.1	10.6	13.6	—	8.7
Asset impairment charges and other costs, net	—	—	—	0.0	—	(0.1)
Earnings from operations	3.4%	5.7%	4.2%	8.7%	—	4.6%

Note: Actual percentages are calculated and may not sum to total due to rounding.

NET SALES

We primarily design, manufacture and market wood and wood-alternative products for national home centers and other retailers, structural lumber and other products for the manufactured housing industry, engineered wood components for residential and commercial construction, customized interior fixtures used in a variety of retail stores, commercial and other structures, and specialty wood packaging, components and other packing materials for various industries. Our strategic long-term sales objectives include:

●	Maximizing unit sales growth while achieving return on investment goals. The following table presents estimates, for the periods indicated, of our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units	Acquisition Unit Change	Organic Unit Change
2020 versus 2019	16.7%	10.7%	6.0%	1.0%	5.0%
2019 versus 2018	(1.6)%	(7.9)%	6.3%	1.5%	4.8%

●	Diversifying our end market sales mix by increasing sales of specialty wood and protective packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, increasing our market share with independent retailers, and increasing our sales of customized interior fixtures, casework and millwork used in a variety of commercial markets.
●	Expanding geographically in our core businesses, domestically and internationally.
●	Increasing our sales of "value-added" products and enhancing our product offering with new or improved products. Value-added products generally consist of fencing, decking, lattice, and other specialty products sold to the retail segment, specialty wood packaging, engineered wood components, customized interior fixtures, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist of products manufactured with wood and non-wood composites, metals and plastics. Although we consider the treatment of dimensional lumber and panels with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Remanufactured lumber and panels that are components of finished goods are also generally categorized as “commodity-based” products.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales by our segments (Retail, Industrial, Construction, and All Other and Corporate). Value-added products are typically sold at fixed selling prices for a pre-determined time period and carry higher gross margins than our commodity-based products. The increase in our ratio of commodity-based product sales to total sales reflected in the tables below is primarily due to the impact of dramatically higher lumber prices in 2020 as the selling prices of these products are generally indexed to the current Lumber Market at the time they are shipped. For example, a majority of our commodity-based sales are sold through our ProWood business unit and selling prices were up 30% in 2020 compared to 2019. Also, our Industrial and Construction segments primarily sell value-added products and their unit sales were both down 6% compared to last year.

	Year Ended December 26, 2020		Year Ended December 28, 2019		Year Ended December 29, 2018

	Value-Added	Commodity-Based	Value-Added	Commodity-Based	Value-Added	Commodity-Based
Retail	53.8%	46.2%	57.8%	42.2%	54.0%	46.0%
Industrial	64.7%	35.3%	66.2%	33.8%	60.5%	39.5%
Construction	76.3%	23.7%	81.4%	18.6%	76.5%	23.5%
All Other and Corporate	75.6%	24.4%	75.8%	24.2%	65.9%	34.1%
Total Sales	64.3%	35.7%	69.3%	30.7%	64.6%	35.4%

●	Developing new products. We define new products as those that will generate sales of at least a $1 million per year within 4 years of launch and are still growing and gaining market penetration. New product sales and gross profits in 2020 were up 26% and 36%, respectively, from the prior year. Approximately $126 million of new product sales for 2019, while still sold, were sunset in 2020 and excluded from the table below because they no longer meet the definition above.

	New Product Sales by Segment
	Year Ended
	December 26,	December 28,	%	December 29,	%
(in thousands)	2020	2019	Change	2018	Change
Retail	$394,838	$284,182	38.9%	$316,017	(10.1)%
Industrial	78,142	68,672	13.8%	88,063	(22.0)%
Construction	54,307	60,177	(9.8)%	75,174	(19.9)%
All Other and Corporate	11,397	13,016	(12.4)%	n/a	n/a
Total New Product Sales	538,684	426,047	26.4%	479,254	(11.1)%

Note: Certain prior year product reclassifications and the change in designation of certain products as "new" resulted in a change in prior year's sales.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Retail Segment:

2020 versus 2019

Net sales to the retail segment increased 45% in 2020 compared to 2019 due to a 25% increase in unit sales and a 20% increase in selling prices. Our unit growth was primarily driven by a 49% increase in our Dimensions Home & Décor products including project panels and short lumber, a 28% increase in Outdoor Essentials Fence, Lawn & Garden products, a 25% increase in our ProWood pressure-treated products, and a 20% increase in our Deckorators composite decking and railing. Acquisitions contributed 1% to the overall growth in unit sales, primarily in our UFP Edge siding and trim products. Our new product sales contributed to these increases and were up 39% for the year. Finally, our sales to big box customers increased 48%, and sales to other independent retailers increased 38%. Our unit sales increases were primarily due to an increase in demand as consumers invested in home improvement activities over other spending alternatives. We believe that the pandemic and related disruptions in the lives of consumers contributed to this increase in demand.

Gross profits increased by $118.6 million, or 68% to $293 million in 2020 compared to 2019, comparing favorably with our 25% increase in unit sales. Our increase in gross profits was due to the following factors:

●	Increased unit sales of value-added products within our Deckorators, Outdoor Essentials, and Dimensions business units contributed $53.1 million to the increase.
●	Our ProWood business unit, which produces and sells pressure treated lumber, contributed $48.9 million to the increase attributable to unit sales growth and the favorable trend of rising lumber prices as the selling prices of these products are primarily determined on a variable price formula.
●	The remaining $16.6 million increase is attributed to favorable cost variances as a result of operating leverage combined with strong organic unit growth.

Selling, general and administrative (“SG&A”) expenses increased by approximately $25.2 million, or 22.4%, in 2020 compared to 2019, lower than our 25% increase in unit sales. Acquired operations in 2020 contributed approximately $2.2 million to this increase. Accrued bonus expense increased approximately $18.7 million and totaled approximately $35.3 million for 2020. The remaining increase was due to increases in salaries and wages ($5.2 million), sales compensation ($1.4 million), and in-store merchandising costs ($1.6 million), offset by a decline in advertising ($2.5 million) and travel and related costs ($1.2 million).

Earnings from operations of the Retail reportable segment increased in 2020 compared to 2019 by $93.6 million, or 151.8%, well in excess of our 25% increase in unit sales as a result of the factors mentioned above.

2019 versus 2018

Net sales to the retail segment decreased 1% in 2019 compared to 2018 due to an 11% decrease in selling prices which was mostly offset by a 10% increase in unit sales. The decrease in selling prices was as a result of the decline in lumber prices in 2019. Our organic unit growth was primarily driven by a 40% increase in Deckorators composite decking and railing, an 18% increase in our UFP Edge siding and trim products. and a 6% increase in our ProWood pressure-treated products. Within this segment, sales to our big box customers increased 5% while our sales to other retailers decreased 10%.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profits increased $25 million, or 17% to $174 million in 2019 compared to 2018 comparing favorably with our 10% increase in units sold due to strong organic sales growth and leveraging of fixed costs, lower lumber costs on sales of fixed price products, value-added sales mix improvements and a favorable lumber market trend in 2019 which resulted in an improvement in gross profit per unit on sales of variable priced products. Increased unit sales of value-added products within Deckorators, Outdoor Essentials, and UFP Edge contributed $20.8 million to the increase in gross profit. ProWood contributed $7.6 million to the increase and the remaining $3.4 million is due to unfavorable cost variances.

SG&A expenses increased $15.2 million, or 16%, in 2019 compared to 2018, while we reported a 10% increase in unit sales. Acquired operations in 2019 contributed approximately $1.2 million to the increase. Accrued bonus increased approximately $4 million and totaled approximately $16.6 million in 2019. The remaining increase was due to increases of $4.0 million in compensation and sales incentives, $3.1 million in advertising, and other insignificant increases spread over several accounts.

Earnings from operations increased $9.5 million, or 18%, due to the factors mentioned above, which was well in excess of our 10% increase in unit sales.

Industrial Segment:

2020 versus 2019

Net sales to the industrial segment decreased 1% in 2020 compared to 2019 due to a 5% increase in selling prices attributable to the Lumber Market, offset by a 6% decrease in unit sales due to the impact of the pandemic and government imposed shutdowns on certain of our customers.

Gross profits decreased by 1.6% to $176.7 million in 2020 compared to 2019, comparing favorably with our 6% decrease in our unit sales.  We believe we achieved these results by continuing to make favorable changes in our sales mix of value-added products and effectively passing along increases in commodity lumber costs to our customers.

SG&A expenses increased by approximately $1.0 million, or 1.0%, in 2020 compared to 2019. Acquired operations in 2020 contributed approximately $3.0 million to total SG&A expenses. Accrued bonus expense decreased $5.0 million compared to last year and totaled approximately $18.8 million for 2020. The remaining increase was primarily due to compensation and sales incentives.

Certain contingent liabilities related to earnout incentives associated with business acquisitions by our industrial segment were reduced in 2020 and the impact to earnings was an increase of $4.1 million.

Earnings from operations of the Industrial reportable segment in 2020 increased $0.4 million, or 0.5%, compared to 2019 due to the factors discussed above.

2019 versus 2018

Net sales to the industrial segment increased 3% in 2019 compared to 2018, resulting from a 4% increase in overall unit sales and a 1% decrease in selling prices. Businesses we acquired contributed 6% to our growth in unit sales.

Gross profits increased $45.2 million, or 34%, in the industrial segment, primarily driven by favorable changes in product mix and lower lumber costs in 2019 as most products sold to this market have fixed selling prices for a period of time.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SG&A expenses increased by approximately $21.3 million, or 29%, in 2020 compared to 2019. Acquired operations in 2019 contributed approximately $6.3 million to total SG&A expenses. Accrued bonus expense increased approximately $9.5 million and totaled approximately $23.7 million in 2019. The remaining increases were due to a $3.5 million increase in salaries and wages, a $1.1 million increase in sales compensation, and a $0.8 million increase in bad debt expense.

Earnings from operations for the Industrial reportable segment increased in 2019 compared to 2018 by $23.5 million, or 39%, which was well in excess of our 4% increase in unit sales, due to the factors above.

Construction Segment:

2020 versus 2019

Net sales to the construction segment increased 4% in 2020 compared to 2019 due to a 10% increase in selling prices, offset by a 6% decrease in unit sales due to the impact of the pandemic and government-imposed shutdowns on customer demand. Unit sales changes of our business units that comprise this segment consisted of declines of 2% in site-built construction, 8% in concrete forming, and 23% in commercial construction, offset by a 2% increase in factory-built housing.

Gross profits decreased by $9.5 million, or 3.5% to $262.2 million in 2020 compared to 2019 comparing favorably with our 6% decrease in unit sales. The decrease in our gross profit was comprised of the following factors:

●	Gross profits in our site-built construction business unit decreased by $15.2 million due to a combination of lower unit sales and higher commodity lumber costs, which adversely impacted our profit per unit of products we sell on a fixed price to our customers for a period of time.
●	A decline in unit sales in our commercial business unit, which has a more significant fixed cost structure, caused a decrease in gross profit of $27.4 million.
●	The impact of rising lumber prices on variable priced products contributed $11.7 million in gross profit in our factory-built housing and concrete forming business units.
●	Favorable cost variances contributed $14.7 million in gross profit.
●	Acquired businesses contributed $6.7 million.

SG&A expenses decreased by approximately $8.8 million, or 4.7%, in 2020 compared to 2019 due to decreases in salaries and wages of $2.2 million, travel expenses of $3.8 million and medical expenses of $2.1 million, primarily due to reductions in headcount in our commercial business unit as a result of efforts to re-align our capacity with lower customer demand. These decreases were offset by the SG&A expenses of acquired operations in 2020 which contributed approximately $4.6 million of additional SG&A expenses in 2020. Accrued bonus expense decreased $5.0 million compared to 2019 and totaled approximately $18.6 million for 2020.

Due to the underperformance of our commercial business unit, we recorded a charge against earnings of $11.5 million to impair the goodwill associated with that business unit. In addition, certain leases of our commercial business unit were impaired with a charge against earnings of $1.6 million as a result of our efforts to re-align our capacity with lower customer demand.

Earnings from operations of the Construction reportable segment decreased in 2020 compared to 2019 by $13.4 million, or 16.2%, due to the factors mentioned above.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2019 versus 2018

Net sales to the construction segment decreased 4% in 2019 compared to 2018, due to a 6% increase in unit sales offset by a decrease of 10% in selling prices. Unit changes within this segment consisted of increases of 14% in commercial construction, 10% in concrete forming, and 2% in site-built construction, offset by a 2% decrease in factory-built housing.

Gross profits increased by $18.2 million, or 7.2% to $271.8 million in 2019 compared to 2018 , comparing favorably with our 6% increase in unit sales.

SG&A expenses increased by approximately $6.9 million, or 4%, in 2019 compared to 2020 and was primarily due to an increase in accrued bonus expense of $6.4 million.

Earnings from operations for the Construction reportable segment increased in 2019 compared to 2018 by $11.0 million, or 15%, due to the factors mentioned above.

All Other Segment:

Our All Other reportable segment consists of our International and Ardellis (our insurance captive) segments that are overall not significant.

Earnings from operations increased in 2020 compared to 2019 by $16.2 million, or 87.4%, primarily driven by increases in gross profit of our Mexican affiliate as well as our import/export trading business. Gross profit increases at our Mexican affiliate were driven by unit increases of approximately 15% as well as selling price increases due to the rising lumber market.

Earnings from operations decreased in 2019 compared to 2018 by $.5 million, or 2.6%.

Corporate:

The corporate segment consists of over (under) allocated costs that are not significant.

INTEREST EXPENSE

Interest expense increased in 2020 compared to 2019, due to the issuance of $150 million of long-term debt in August of 2020 to provide capital to support our future growth.  See “Note E of Notes to the Consolidated Financial Statements”.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes, and permanent tax differences. Our effective tax rate was 25.5% in 2020 compared to 24.2% in 2019. The increase was primarily due to recording non-deductible goodwill impairment expense in 2020, along with a valuation allowance against deferred tax assets associated with net operating loss carryforwards of foreign subsidiaries in our commercial business unit totaling approximately $3.6 million.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments. The following table summarizes our contractual obligations as of December 26, 2020 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and finance lease obligations	$100	$43,384	$39,971	$228,252	$311,707
Estimated interest on long-term debt and finance lease obligations	10,873	20,352	17,260	48,949	97,434
Operating leases	18,671	27,345	17,696	25,961	89,673
Capital project purchase obligations	22,761	—	—	—	22,761
Total	$52,405	$91,081	$74,927	$303,162	$521,575

As of December 26, 2020, we also had $41.0 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 26,	December 28,
	2020	2019
Cash from operating activities	336,477	349,291
Cash used in investing activities	(154,718)	(142,037)
Cash from (used in) financing activities	85,221	(67,268)
Effect of exchange rate changes on cash	962	482
Net change in cash and cash equivalents	267,942	140,468
Cash, cash equivalents, and restricted cash, beginning of year	168,666	28,198
Cash, cash equivalents, and restricted cash, end of year	$436,608	$168,666

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

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales are outstanding plus days supply of inventory less days payables are outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle decreased to 48 days in 2020 from 56 days in 2019.

	Year Ended
	December 26,	December 28,
	2020	2019
Days of sales outstanding	32	33
Days supply of inventory	36	44
Days payables outstanding	(20)	(21)
Days in cash cycle	48	56

The decrease in our days supply of inventory in 2020 was primarily due to opportunistic buying when lumber prices were low in early 2019 to improve gross profits and higher levels of “safety stock” we carried to address transportation challenges and ensure timely deliveries to our customers. We did not engage in this level of opportunistic buying in late 2019 and early 2020. Additionally, strong demand in our retail segment and shortages of supply contributed to higher inventory turns in 2020.

Our cash flows from operating activities in 2020 was $336.5 million, which was comprised of net earnings of $253.9 million, $85.3 million of non-cash expenses, including $11.5 million of Goodwill Impairment charges, and a $2.7 million increase in working capital since the end of December 2019. Comparatively, cash generated from operating activities was approximately $349.3 million in 2019, which was comprised of net earnings of $182.4 million, $77 million of non-cash expenses, and a $89.9 million decrease in working capital since the end of 2018.  Our net working capital increased during 2020 due to unusually high lumber prices as well as strong sales growth and demand in our retail segment, which resulted in an increase in our accounts receivable and inventory.

Our cash used in investing activities during 2020 was $154.7 million, which was comprised primarily of purchases of property, plant, and equipment totaling $89.2 million and business acquisitions totaling $65.3 million.  Our outstanding purchase commitments on existing capital projects totaled approximately $22.8 million on December 26, 2020.  Our capital expenditures primarily consist of “maintenance” capital expenditures totaling approximately $55 million, as well as “expansionary and efficiency” capital expenditures. Notable areas of capital spending include projects to expand capacity and enhance the productivity of our Deckorators product line, several projects to expand manufacturing capacity to serve industrial customers and achieve efficiencies through automation, improvements to a number of facilities, and an increase of our transportation capacity (tractors, trailers) in order to meet higher volumes and replace old rolling stock. The sale and purchase of investments totaling $24.8 million and $28.1 million, respectively, are due to investment activity in our captive insurance subsidiary.

In 2019, investments in business acquisitions and purchases of property, plant, and equipment were $39.1 million and $84.9 million, respectively. Outstanding purchase commitments on existing capital projects totaled approximately $33.8 million on December 28, 2019. Investments in life insurance contracts and net investment activity used an additional $15.2 million and $3.5 million of cash.

Cash flows from financing activities during 2020 primarily consisted of proceeds of $150.0 million from the issuance of Senior E, F and G Notes and $6.9 million of borrowings under the revolving credit facilities (See Notes to Consolidated Financial Statements “Debt”); offset by repayments under these facilities of approximately $6.5 million, $30.7 million in dividend payments, and $29.2 million in stock repurchases at an average price of $38.62. We paid quarterly dividends in March, June, September and December of 2020 at a quarterly rate of $0.125 per share. Comparatively in 2019, cash flows from financing activities primarily consisted of $422.1 million in borrowings under the revolving credit facilities, repayments under these facilities of $460.5 million, and $24.5 million in dividend payments at a semi-annual rate of $0.20 per share.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. and Canadian banks led by JPMorgan Chase Bank, N.A., as administrative agent and Wells Fargo Bank, N.A., as syndication agent.  The facilities include up to $40 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, pounds Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. This facility replaced our $295 million unsecured revolving credit facility. On February 19, 2021, the credit agreement was amended to increase the availability from $375 million to $550 million by exercising the accordion feature in the original agreement.

On August 10, 2020, we entered into an unsecured Note Purchase Agreement (the "Agreement") under which we issued our 3.04% Series 2020 E Senior Notes, due August 10, 2032, in the aggregate principal amount of $50 million, our 3.08% Series 2020 F Senior Notes, due August 10, 2033, in the aggregate principal amount of $50 million, and our 3.15% Series 2020 G Senior Notes, due August 10, 2035, in the aggregate principal amount of $50 million. Proceeds from the sale of the Series E, F and G Senior Notes have been used to fund working capital needs and the PalletOne, Inc. acquisition. Refer to Note O, “Subsequent Events” for additional information.

On December 26, 2020, we had $4.7 million outstanding on our $375 million revolving credit facility. The revolving credit facility also supports letters of credit totaling approximately $7.1 million on December 26, 2020. As a result, we have approximately $363 million in remaining availability on our revolver. Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were in compliance with all our covenant requirements on December 26, 2020.

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

GOODWILL

We evaluate goodwill for indicators of impairment when events or circumstances indicate that this risk may be present. Our judgments regarding the existence of impairment are based on market conditions, operational performance and estimated future cash flows. Determining whether an impairment has occurred requires the valuation of the respective reporting unit, which we have consistently estimated using primarily a weighted average between income and market valuation approaches. We believe this approach is the most appropriate and accurate method to measure the fair value of our intangible assets. We use discounted cash flow analysis with the following assumption:  a business is worth today what it can generate in future cash flows; cash received today is worth more than an equal amount of cash received in the future; and future cash flows can be reasonably estimated. The discounted cash flow analysis is based on the present value of projected cash flows and residual values.

UFP INDUSTRIES, INC.

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

On our annual testing date of September 26, 2020, we experienced significantly lower than expected operating results within our commercial reporting unit, which is within the Construction segment.  In conjunction with completing our annual planning activities, we noted an expectation for significantly lower customer demand for the foreseeable future.  As a result, we revised our future cash flow projections for this reporting unit and performed the goodwill impairment test by calculating the fair value of the reporting unit based on its discounted estimated future cash flows. It was determined that the carrying value of the reporting unit exceeded its fair value and we recorded a non-cash goodwill impairment charge of $11.5 million, which represents the entire amount of the goodwill recorded within the reporting unit, as a result. All other reporting units had a fair value that was substantially in excess of the carrying value. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

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

Performance on construction contracts is reflected in operations using over time accounting, under either the cost to cost or units of delivery methods, depending on the nature of the business at individual operations. Under over time accounting using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred related to the total estimated costs. Under over time accounting using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced related to the total number of units. Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

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

FORWARD OUTLOOK

GOALS

Our goal is to achieve long-term unit sales growth that exceeds positive U.S. GDP growth by 4 percent to 6 percent, including business acquisitions.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our general long-term objectives also include:

●	Achieving sales growth primarily through new product introduction, international business expansion, and gaining additional market share, particularly in our core retail, industrial and construction segments;
●	Identifying new growth opportunities in businesses with adjacencies to our core businesses, primarily through strategic business acquisitions;
●	Increasing our profitability through cost reductions, productivity improvements as volume improves and through investments in automation, and a more favorable mix of value-added products resulting in growth in earnings from operations in excess of our unit sales growth; and
●	Earning a return on invested capital in excess of our weighted average cost of capital.

RETAIL SEGMENT

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 4.3% compounded annual growth rate through 2024. Most recently, large “big box” customers like The Home Depot and Lowes have cautioned that they cannot predict if pandemic driven demand trends from 2020 will continue into 2021. The Home Depot has stated that if the demand environment during the last half of 2020 were to persist through the current year, it would imply flat to slightly positive comparable sales growth in 2021. Lowe’s has forecasted a 5% to 7% decline in demand in 2021. Sales of our Retail Solutions segment comprised approximately 42% of our annual sales in 2020 and 34% of our annual sales in 2019 and 2018.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.

Our long-term goal is to achieve sales growth by:

●	Increasing our market share of value-added products, including our Deckorators product line.
●	Developing new products.
●	Acquiring competitors in core product categories when those opportunities exist.
●	Adding new products and customers through strategic business acquisitions or alliances.
●	Increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INDUSTRIAL SEGMENT

Our goal is to increase our sales of wood, wood alternative, and protective packaging products to a wide variety of industrial customers and manufactured wood components for OEM users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market, provides us with market share growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization. In addition, purchasers of packaging products with a wide geographic footprint increasingly desire to reduce the number of suppliers they buy from, which provides an opportunity to gain market share due to our national presence.  We plan to continue to obtain market share by expanding our manufacturing capacity, enhancing our capabilities and product offerings to enhance the solutions we offer our customers, and improving our ability to serve large regional and national customers in targeted markets. We plan to continue to pursue acquisition opportunities that meet our strategic criteria and help us meet these objectives. As discussed above, the recently implemented reorganization of our business is intended to promote revenue growth through the introduction of new products and services and enhanced expertise in this market as well as improved earnings through more efficient use of our people, resources and capital.

Market indicators that should be considered when evaluating future demand for our products in the Industrial segment include Industrial production and the Purchasing Managers Index. Industrial Production in the United States is estimated to stand at .90% in 2021. The Purchasing Managers Index is projected to trend around 53.4 points in 2022 and 52.4 points in 2023. Sales in this segment comprised approximately 21% of our annual sales in 2020.

CONSTRUCTION SEGMENT

The National Association of Home Builders forecasts a 21% increase in manufactured home shipments in 2021 followed by a 5% increase in 2022. We currently supply approximately 40% of the trusses used in manufactured housing and we will strive to maintain our market share of trusses produced for this market. Sales of our Factory Built business unit within our Construction segment comprised approximately 12% of our annual sales in 2020.

The Mortgage Bankers Association of America forecasts a 10% increase in national housing starts to an estimated 1.5 million starts in 2021. The National Association of Home Builders forecasts starts of 1.2 million, a 4% increase from 2020. We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate, which is primarily Texas, Colorado, the mid-Atlantic states, and the Northeast. However, due to our conservative approach to adding capacity to serve this market and focus on managing potential channel conflicts with certain customers, our growth may trail the market in future years. Sales of our Site Built business unit within our Construction segment comprised approximately 14% of our annual sales in 2020.

Non-residential construction spending is a market indicator that should be considered when evaluating future demand for our products in our Commercial and Concrete Forming business units within our Construction segment. Sales in these business units comprised approximately 7% of our annual sales in 2020.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in the future:

●	End market demand and our ability to grow and leverage fixed costs.
●	The effective implementation of our strategy to focus and manage our operations around the markets we serve.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Our ability to maintain market share and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.
●	Sales mix of value-added and commodity products.
●	Fluctuations in the relative level of the Lumber Market and trends in the market price of lumber. (See "Impact of the Lumber Market on our Operating Results.")
●	Fuel and transportation costs.
●	Rising labor and benefit costs.
●	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through continuous improvement activities, automation, and other initiatives.
●	Changes in corporate income tax rates and the cost of complying with new or increased government regulations.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased as we have added personnel needed to take advantage of growth opportunities and execute our initiatives intended to increase our sales of new products and improve our sales mix of value-added products. We anticipate our trend of increases in these costs will continue in 2021; however, our objective is to reduce these costs on a per unit basis and as a percentage of gross profits as we grow through the improved productivity of our people and as a result of fixed costs. In addition, bonus and other incentive expenses for all salaried and sales employees is based on our profitability and the effective management of our assets and will continue to fluctuate based on our results. See Note H — Common Stock for discussion of future compensation costs related to long-term share-based bonus awards.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

●	Our growth in sales to the industrial and the construction segments. Our sales to these segments require a higher ratio of SG&A costs due, in part, to product design and engineering requirements.
●	Sales of new products and value-added, branded products to the retail segment, which generally require higher product development, marketing, advertising, and other selling costs.
●	Our incentive compensation programs which are tied to gross profits, pre-bonus earnings from operations and return on investment.
●	Our growth and success in achieving continuous improvement objectives designed to improve our productivity and leverage our fixed costs as we grow.

LIQUIDITY AND CAPITAL RESOURCES

Our cash cycle will continue to be impacted in the future by our mix of sales by market. Sales to our construction and industrial segments require a greater investment in working capital  than sales to our retail segment. Additionally, our net investment in trade receivables, inventory, and accounts payable will continue to be impacted by the level of lumber prices.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Additionally, we expect to spend approximately $115.5 million on capital expenditures, incur depreciation of approximately $71 million, and incur amortization and other non-cash expenses of approximately $19 million in 2021.

On December 26, 2020, we had outstanding purchase commitments on capital projects of approximately $22.8 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

In 2020, the frequency of our dividend payments increased from semi-annually to quarterly and the pro-rata rate increased by 25%.  Our dividend rates are reviewed and approved at each of our January, April, July, and October board meetings and payments are made in March, June, September, and December of each year.

We have a share repurchase program approved by our Board of Directors, and as of December 26, 2020, we have remaining authorization to buy back approximately 1.1 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc. (formerly Universal Forest Products, Inc.)

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of UFP Industries, Inc. and subsidiaries (the “Company”) as of December 26, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weakness identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 26, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 26, 2020, of the Company and our report dated March 3, 2021, expressed an unqualified opinion on those financial statements.

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

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment: Management identified a material weakness in the design and operation of their controls regarding the accounting for the Company’s share-based bonus awards.  The controls were not adequately designed to review the appropriate accounting conclusions with enough precision related to the determination of the appropriate period over which to recognize the expense associated with share-based bonus awards.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 26, 2020, of the Company, and this report does not affect our report on such financial statements.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

March 3, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc. (formerly Universal Forest Products, Inc.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UFP Industries, Inc. (formerly Universal Forest Products, Inc.) and subsidiaries (the "Company") as of December 26, 2020 and December 28, 2019, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 26, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 26, 2020 and December 28, 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 26, 2020, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 26, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2021, expressed an adverse opinion on the Company's internal control over financial reporting because of a material weakness.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Share-Based Bonus Expense – Refer to Notes A and H to the financial statements

Critical Audit Matter Description

The Company recognizes share-based bonus expense over the associated service and vesting period of the awards in accordance with ASC Topic 718, Compensation - Stock Compensation.

We identified share-based bonus expense as a critical audit matter because of the material weakness identified by the Company related to the design and operation of the Company’s control regarding the accounting for their share-based bonus awards. This made auditing share-based bonus expense more challenging and required an increased extent of audit effort, including the need to involve professionals in our firm having expertise in share-based compensation accounting and to modify the nature and extent of our audit procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to share-based bonus expense included the following, among others:

•	We read the applicable agreements, recalculated the share-based bonus expense calculations and compared the key terms from the agreements to management’s analysis.
•	We assessed the appropriateness of judgments made by management in determining key assumptions related to the awards, such as service inception date.
•	We tested the accuracy and completeness of the data used in measuring the share-based bonus awards by agreeing the underlying inputs, such as grant date and vesting terms, among others, back to source documents, such as compensation committee meeting minutes or share-based bonus award letters.

With the assistance of professionals in our firm having expertise in accounting for share-based bonus awards, we evaluated the Company’s conclusions regarding the accounting model to record share-based bonus expense over the requisite service and vesting period of the awards in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

March 3, 2021

We have served as the Company's auditor since 2014.

UFP INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
	December 26,	December 28,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$436,507	$168,336
Restricted cash	101	330
Investments	24,308	18,527
Accounts receivable, net	470,504	364,027
Inventories:
Raw materials	316,481	236,283
Finished goods	250,813	250,591
Total inventories	567,294	486,874
Refundable income taxes	5,836	13,272
Other current assets	33,812	41,706
TOTAL CURRENT ASSETS	1,538,362	1,093,072
DEFERRED INCOME TAXES	2,413	2,763
RESTRICTED INVESTMENTS	17,565	16,214
RIGHT OF USE ASSETS	77,245	80,167
OTHER ASSETS	20,298	24,884
GOODWILL	252,193	229,536
INDEFINITE-LIVED INTANGIBLE ASSETS	7,401	7,354
OTHER INTANGIBLE ASSETS, NET	72,252	48,313
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	128,301	125,097
Building and improvements	272,864	253,589
Machinery and equipment	525,542	467,963
Furniture and fixtures	21,110	16,972
Construction in progress	26,680	21,342
PROPERTY, PLANT AND EQUIPMENT, GROSS	974,497	884,963
Less accumulated depreciation and amortization	(557,335)	(497,789)
PROPERTY, PLANT AND EQUIPMENT, NET	417,162	387,174
TOTAL ASSETS	$2,404,891	$1,889,477
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$211,518	$142,479
Accrued liabilities:
Compensation and benefits	166,478	141,892
Other	69,104	51,572
Current portion of lease liability	16,549	15,283
Current portion of long-term debt	100	2,816
TOTAL CURRENT LIABILITIES	463,749	354,042
LONG-TERM DEBT	311,607	160,867
LEASE LIABILITY	61,509	64,884
DEFERRED INCOME TAXES	25,266	22,880
OTHER LIABILITIES	59,608	29,071
TOTAL LIABILITIES	921,739	631,744
SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 80,000,000; issued and outstanding, 61,205,780 and 61,408,589	61,206	61,409
Additional paid-in capital	218,224	192,173
Retained earnings	1,182,680	995,022
Accumulated other comprehensive loss	(1,794)	(4,889)
Total controlling interest shareholders’ equity	1,460,316	1,243,715
Noncontrolling interest	22,836	14,018
TOTAL SHAREHOLDERS’ EQUITY	1,483,152	1,257,733
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,404,891	$1,889,477

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)
	Year Ended
	December 26,	December 28,	December 29,
	2020	2019	2018
NET SALES	$5,153,998	$4,416,009	$4,489,180
COST OF GOODS SOLD	4,353,702	3,730,491	3,896,286
GROSS PROFIT	800,296	685,518	592,894
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	444,596	439,047	392,235
ASSET IMPAIRMENT CHARGES AND OTHER COSTS, NET	9,874	1,565	(6,604)
EARNINGS FROM OPERATIONS	345,826	244,906	207,263
INTEREST EXPENSE	9,311	8,700	8,893
INTEREST INCOME	(2,392)	(1,945)	(1,371)
UNREALIZED (GAIN) LOSS ON INVESTMENTS AND OTHER	(2,076)	(2,523)	1,888
	4,843	4,232	9,410
EARNINGS BEFORE INCOME TAXES	340,983	240,674	197,853
INCOME TAXES	87,101	58,270	45,441
NET EARNINGS	253,882	182,404	152,412
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(7,104)	(2,754)	(3,814)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$246,778	$179,650	$148,598

EARNINGS PER SHARE – BASIC	$4.00	$2.91	$2.41
EARNINGS PER SHARE – DILUTED	$4.00	$2.91	$2.40

OTHER COMPREHENSIVE INCOME:
NET EARNINGS	253,882	182,404	152,412
OTHER COMPREHENSIVE GAIN (LOSS)	5,967	1,513	(5,076)
COMPREHENSIVE INCOME	259,849	183,917	147,336
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(9,976)	(3,218)	(3,873)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$249,873	$180,699	$143,463

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)
	Controlling Interest Shareholders’ Equity
				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling
	Stock	Capital	Earnings	Earnings	Interest	Total
Balance at December 30, 2017	$61,192	$161,928	$736,212	$144	$14,547	$974,023
Net earnings			148,598		3,814	152,412
Foreign currency translation adjustment				(4,973)	59	(4,914)
Unrealized gain (loss) on investment & foreign currency			947	(1,109)		(162)
Distributions to noncontrolling interest					(3,139)	(3,139)
Cash dividends - $0.180 per share – semiannually			(22,072)			(22,072)
Issuance of 37,794 shares under employee stock plans	38	988				1,026
Issuance of 348,208 shares under stock grant programs	348	4,827				5,175
Issuance of 166,528 shares under deferred compensation plans	167	(167)				—
Repurchase of 860,669 shares	(861)		(23,768)			(24,629)
Expense associated with share-based compensation arrangements		3,379				3,379
Accrued expense under deferred compensation plans		7,585				7,585
Balance at December 29, 2018	$60,884	$178,540	$839,917	$(5,938)	$15,281	$1,088,684
Net earnings			179,650		2,754	182,404
Foreign currency translation adjustment				568	464	1,032
Unrealized gain on debt securities				481		481
Distributions to noncontrolling interest					(2,143)	(2,143)
Additional purchase of noncontrolling interest		(4,737)			(2,338)	(7,075)
Cash dividends - $0.200 per share – semiannually			(24,549)			(24,549)
Issuance of 33,647 shares under employee stock plans	34	1,059				1,093
Issuance of 309,628 shares under stock grant programs	310	5,654	4			5,968
Issuance of 181,565 shares under deferred compensation plans	181	(181)				—
Expense associated with share-based compensation arrangements		3,843				3,843
Accrued expense under deferred compensation plans		7,995				7,995
Balance at December 28, 2019	$61,409	$192,173	$995,022	$(4,889)	$14,018	$1,257,733
Net earnings			246,778		7,104	253,882
Foreign currency translation adjustment				1,373	2,872	4,245
Unrealized gain on investments and other				1,722		1,722
Distributions to noncontrolling interest					(933)	(933)
Additional purchase of noncontrolling interest		130			(225)	(95)
Cash dividends - $0.125 per share – quarterly			(30,669)			(30,669)
Issuance of 35,133 shares under employee stock plans	35	1,360				1,395
Issuance of 390,720 shares under stock grant programs	390	12,140	5			12,535
Issuance of 127,735 shares under deferred compensation plans	128	(128)				—
Repurchase of 756,397 shares	(756)		(28,456)			(29,212)
Expense associated with share-based compensation arrangements		3,905				3,905
Accrued expense under deferred compensation plans		8,644				8,644
Balance at December 26, 2020	$61,206	$218,224	$1,182,680	$(1,794)	$22,836	$1,483,152

See notes to consolidated financial statements

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended
	December 26,	December 28,	December 29,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$253,882	$182,404	$152,412
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	63,964	60,494	54,949
Amortization of intangibles	8,716	6,325	6,393
Expense associated with share-based and grant compensation arrangements	4,034	4,007	3,574
Deferred income taxes	1,857	7,176	857
Unrealized (gain) loss on investments and other	(2,076)	(2,523)	1,888
Net loss (gain) on disposition of assets and impairment of assets	1,470	1,565	(6,604)
Goodwill impairment	11,485	—	—
Gain from reduction of estimated earnout liability	(4,134)	—	—
Changes in:
Accounts receivable	(87,552)	(16,872)	(8,512)
Inventories	(76,022)	73,120	(84,304)
Accounts payable and cash overdraft	62,405	(24,132)	(5,213)
Accrued liabilities and other	98,448	57,727	1,245
NET CASH FROM OPERATING ACTIVITIES	336,477	349,291	116,685
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(89,182)	(84,933)	(95,862)
Proceeds from sale of property, plant and equipment	2,922	1,777	38,373
Acquisitions and purchases of non-controlling interest, net of cash received	(65,255)	(39,122)	(54,017)
Investment in life insurance contracts	—	(15,253)	—
Purchases of investments	(28,054)	(13,352)	(13,338)
Proceeds from sale of investments	24,805	9,828	3,678
Other	46	(982)	(66)
NET CASH USED IN INVESTING ACTIVITIES	(154,718)	(142,037)	(121,232)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	6,862	422,057	732,370
Repayments under revolving credit facilities	(6,498)	(460,537)	(748,496)
Borrowings of debt	—	—	927
Contingent consideration payment and other	(5,787)	(3,136)	(5,540)
Issuance of long-term debt	150,000	—	75,000
Proceeds from issuance of common stock	1,395	1,093	1,026
Dividends paid to shareholders	(30,669)	(24,549)	(22,072)
Distributions to noncontrolling interest	(932)	(2,216)	(3,139)
Repurchase of common stock	(29,212)	—	(24,629)
Other	62	20	(1,054)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	85,221	(67,268)	4,393
Effect of exchange rate changes on cash	962	482	(464)
NET CHANGE IN CASH AND CASH EQUIVALENTS	267,942	140,468	(618)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	168,666	28,198	28,816
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$436,608	$168,666	$28,198

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents, beginning of period	$168,336	$27,316	$28,339
Restricted cash, beginning of period	330	882	477
Cash, cash equivalents, and restricted cash, beginning of period	$168,666	$28,198	$28,816

Cash and cash equivalents, end of period	$436,507	$168,336	$27,316
Restricted cash, end of period	101	330	882
Cash, cash equivalents, and restricted cash, end of period	$436,608	$168,666	$28,198

SUPPLEMENTAL INFORMATION:
Interest paid	$7,204	$8,763	$8,860
Income taxes paid	77,964	50,224	51,578
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$6,870	$6,229	$5,837

See notes to consolidated financial statements

UFP INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We are a holding company whose subsidiaries supply wood, wood composite and other products to three markets: retail, construction and industrial. Founded in 1955, we are headquartered in Grand Rapids, Michigan, with affiliates throughout North America, Europe, Asia and Australia.

On April 22, 2020, the shareholders approved changing the name of the Company from Universal Forest Products, Inc., to UFP Industries, Inc.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2020, 2019, and 2018 relate to the fiscal years ended December 26, 2020, December 28, 2019, and December 29, 2018, respectively. Fiscal years 2020, 2019, and 2018 were comprised of 52 weeks.

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

Our investment portfolio includes restricted investments within our wholly-owned subsidiary, Ardellis Insurance Ltd. There are $17.6 million of restricted investments recorded as of December 26, 2020.

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

We base our allowances related to receivables on historical credit and collections experience, reasonable and supportable forecasts, and the specific identification of other potential problems, including the general economic climate. Actual collections can differ, requiring adjustments to the allowances. Individual accounts receivable balances are evaluated on a monthly basis, and those balances considered uncollectible are charged to the allowance.

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 26, 2020:
Allowance for possible losses on accounts receivable	$4,440	$48,954	$(48,765)	$4,629
Year Ended December 28, 2019:
Allowance for possible losses on accounts receivable	$2,601	$39,481	$(37,642)	$4,440
Year Ended December 29, 2018:
Allowance for possible losses on accounts receivable	$2,424	$38,963	$(38,786)	$2,601
*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $8.7 million and $7.4 million as of December 26, 2020 and December 28, 2019, respectively. All amounts are expected to be collected within 18 months. Concentration of accounts receivable related to our largest customer totaled $77.5 million and $42.8 million as of December 26, 2020 and December 28, 2019, respectively.

In June 2016, the FASB issued ASU 2016-13, Financial Instrument-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which changes the current incurred loss model to a forward looking expected credit loss model for most financial assets, such as trade and other receivables, loans and other instruments. The ASU is effective for fiscal years beginning after December 15, 2019. Entities are required to apply the provisions of the standard through a cumulative-effect adjustment to retained earnings as of effective date. We have adopted the new standard as of the beginning of our fiscal year and have concluded the standard does not have a material impact on our consolidated financial statements and disclosures, accounting processes, and internal controls.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a weighted average basis. Raw materials consist primarily of unfinished wood products and other materials expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale. We have inventory on consignment at customer locations valued at $20.8 million as of December 26, 2020 and $20.2 million as of December 28, 2019.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. Amortization of assets held under finance leases is included in depreciation and amortized over the shorter of the estimated useful life of the asset or the lease term. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets as follows:

Land improvements	5 to 15 years
Buildings and improvements	10 to 32 years
Machinery, equipment and office furniture	2 to 20 years

Software costs are included in machinery and equipment on the balance sheet with gross amounts and accumulated amortization totaling $5.5 million and $4.9 million as of December 26, 2020, and $6.1 million and $5.2 million as of December 28, 2019, respectively.

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

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to impairment tests at least annually in accordance with ASC 350, Intangibles-Goodwill and Other. We review the carrying amounts of goodwill and other non-amortizable intangibles by reporting unit to determine if such assets may be impaired. In the fourth quarter of 2020, we recorded a non-cash goodwill impairment charge of $11.5 million related to the commercial reporting unit within our construction segment. Refer to Note D, Goodwill and Other Intangible Assets, in the notes to the consolidated financial statements for additional information related to the impairment of this goodwill. As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 26, 2020, all other reporting units had a fair value that was substantially in excess of the carrying value. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

Our annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment is the first day of our fourth fiscal quarter for all reporting units. Additionally, we review various triggering events throughout the year to ensure that a mid-year impairment analysis is not required.

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

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 26, 2020 and December 28, 2019. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties. As of December 26, 2020, Ardellis had 45 such contracts in place. Reserves associated with these contracts were $4.5 million at December 26, 2020 and $5.7 million at December 28, 2019 and are accrued based on third party actuarial valuations of the expected future liabilities.

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

REVENUE RECOGNITION

Within the three primary segments (Retail, Industrial, and Construction) that the Company operates, there are a variety of written agreements governing the sale of our products and services. The transaction price is stated at the purchase order level, which includes shipping and/or freight costs and any applicable governmental authority taxes. The majority of our contracts have a single performance obligation concentrated around the delivery of goods to the carrier, Free On Board (FOB) shipping point. Therefore, revenue is recognized when this performance obligation is satisfied. Generally, title and control passes at the time of shipment. In certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

Certain customer products that we provide require installation by the Company or a 3rd party. Installation revenue is recognized upon completion. If we use a 3rd party for installation, the party will act as an agent to us until completion of the installation. Installation revenue represents an immaterial share of our total net sales.

We utilize rebates, credits, discounts and/or cash-based incentives with certain customers which are accounted for as variable consideration. We estimate these amounts based on the expected amount to be provided to customers and reduce revenues recognized. We believe that there will not be significant changes to our estimates of variable consideration. The allocation of these costs are applied at the invoice level and recognized in conjunction with revenue. Additionally, returns and refunds are estimated on a historical and expected basis which is a reduction of revenue recognized.

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

The following table presents our net sales disaggregated by revenue source:

(in thousands)	December 26,	December 28,
	2020	2019	% Change
FOB Shipping Point Revenue	$5,025,895	$4,272,583	17.6%
Construction Contract Revenue	128,103	143,426	(10.7)%
Total Net Sales	$5,153,998	$4,416,009	16.7%

The Construction segment comprises the construction contract revenue shown above. Construction contract revenue is primarily made up of site-built and framing customers.

The following table presents the balances of over time accounting accounts on December 26, 2020 and December 28, 2019 which are included in “Other current assets” and “Accrued liabilities: Other”, respectively (in thousands):

	December 26,	December 28,
	2020	2019
Cost and Earnings in Excess of Billings	$4,169	$4,690
Billings in Excess of Cost and Earnings	11,530	6,622

SHIPPING AND HANDLING OF PRODUCT

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as revenue. Costs incurred related to the shipment and handling of products are classified in cost of goods sold.

SHARE-BASED COMPENSATION

We account for share-based awards in accordance with ASC Topic 718, Compensation – Stock Compensation (“ASC 718”), which requires recognition of share-based compensation costs in financial statements based on fair value. Compensation cost is recognized over the period during which an employee is required to provide services in exchange for the award (the requisite service period). Forfeitures are recognized as they occur.

EARNINGS PER SHARE

Earnings per share (“EPS”) is computed using the two-class method. The two-class method determines EPS for each class of common stock and participating securities according to dividends and their respective participation rights in undistributed earnings. Participating securities include non-vested shares of restricted stock in which the participants have non-forfeitable rights to dividends during the performance period. EPS, basic and diluted, is calculated by dividing net earnings attributable to controlling interest, net of applicable taxes, by the weighted average number of shares of common stock outstanding for the period. The computation of EPS is as follows (in thousands):

	December 26,	December 28,	December 29,
	2020	2019	2018
Numerator:
Net earnings attributable to controlling interest	$246,778	$179,650	$148,598
Adjustment for earnings allocated to non-vested restricted common stock	(6,903)	(4,496)	(3,396)
Net earnings for calculating EPS	$239,875	$175,154	$145,202
Denominator:
Weighted average shares outstanding	61,632	61,649	61,762
Adjustment for non-vested restricted common stock	(1,724)	(1,543)	(1,411)
Shares for calculating basic EPS	59,908	60,106	60,351
Effect of dilutive restricted common stock	20	24	82
Shares for calculating diluted EPS	59,928	60,130	60,433
Net earnings per share:
Basic	$4.00	$2.91	$2.41
Diluted	$4.00	$2.91	$2.40

No options were excluded from the computation of diluted EPS for 2020, 2019, or 2018.

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

B.FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows:

	December 26, 2020				December 28, 2019
	Quoted	Prices with			Quoted	Prices with
	Prices in	Other	Prices with		Prices in	Other	Prices with
	Active	Observable	Unobservable		Active	Observable	Unobservable
	Markets	Inputs	Inputs		Markets	Inputs	Inputs
(in thousands)	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Money market funds	$19	$4,643	$—	$4,662	$162,626	$562	$—	$163,188
Fixed income funds	246	16,224	—	16,470	234	15,495	—	15,729
Equity securities	12,602	—	—	12,602	9,734	—	—	9,734
Alternative investments	—	—	2,040	2,040	—	—	1,941	1,941
Mutual funds:
Domestic stock funds	8,088	—	—	8,088	3,308	—	—	3,308
International stock funds	1,440	—	—	1,440	1,741	—	—	1,741
Target funds	114	—	—	114	281	—	—	281
Bond funds	147	—	—	147	850	—	—	850
Alternative funds	482	—	—	482	1,747	—	—	1,747
Total mutual funds	10,271	—	—	10,271	7,927	—	—	7,927
Total	$23,138	$20,867	$2,040	$46,045	$180,521	$16,057	$1,941	$198,519
Assets at fair value	$23,138	$20,867	$2,040	$46,045	$180,521	$16,057	$1,941	$198,519

From the assets measured at fair value as of December 26, 2020, listed in the table above, less than $0.1 million of money market funds are held in Cash and Cash Equivalents, $24.2 million of mutual funds, equity securities, and alternative investments are held in Investments, $0.6 million of money market and mutual funds are held in Other Assets for our deferred compensation plan, and $16.5 million of fixed income funds and $4.6 million of money market funds are held in Restricted Investments.

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

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $40.8 million as of December 26, 2020, consisting of domestic and international stocks, alternative investments, and fixed income bonds.

Ardellis’ available for sale investment portfolio, including funds held with the State of Michigan, consists of the following (in thousands):

	December 26, 2020			December 28, 2019
		Unrealized			Unrealized
	Cost	Gain/(Loss)	Fair Value	Cost	Gain/(Loss)	Fair Value
Fixed Income	$15,325	$1,145	$16,470	$15,376	$353	$15,729
Equity	9,787	2,815	12,602	7,958	1,776	9,734
Mutual Funds	8,235	1,430	9,665	6,568	284	6,852
Alternative Investments	1,904	136	2,040	1,811	130	1,941
Total	$35,251	$5,526	$40,777	$31,713	$2,543	$34,256

Our fixed income investments consist of a blend of US Government and Agency bonds and investment grade corporate bonds with varying maturities.  Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. Our alternative investments consist of the private real estate income trust which is valued as a Level 3 asset.  The net pre-tax unrealized gain was $5.5 million for the year ended December 26, 2020. Carrying amounts above are recorded in the investments and restricted investments line items within the balance sheet as of December 26, 2020 and December 28, 2019.

C.BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2020 and 2019, which were accounted for using the purchase method (in thousands).

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	November 10, 2020	$27,274 cash paid for 100% asset purchase and estimated contingent consideration	$17,894	$9,380	Construction
Atlantic Prefab, Inc.; Exterior Designs, LLC; and Patriot Building Systems, LLC (these are affiliated companies through common former ownership)

Based in Wilton, New Hampshire, Atlantic Prefab produces prefabricated steel wall panels and light gauge metal trusses. The company’s steel component and prefinished wall panel lines are new, value-added product additions for UFP Construction that help shorten project timelines. Exterior Designs is a leading installer of siding and exterior cladding such as fiber cement, ACM (aluminum composite material) panels, phenolic panels, and EIFS (exterior insulation and finish systems). The company is based in Londonderry, New Hampshire, and serves commercial and multi-family clients throughout the Northeast. Also based in Londonderry, Patriot Building Systems provides commercial and multi-family framing services in the Northeast and will focus on markets not currently served by companies of UFP Industries. The companies had combined annual sales of approximately $28 million.

	October 1, 2020	$7,936 cash paid for 100% asset purchase and estimated contingent consideration	$7,222	$714	Retail
Fire Retardant Chemical Technologies, LLC (FRCT)

Founded in 2014 and based in Matthews, North Carolina, FRCT’s business includes a research and development laboratory specializing in developing and testing a wide range of high-performance chemicals, including fire retardants and water repellants. The company had annual sales of approximately $6.4 million.

	September 30, 2020	$4,465 cash paid for 100% asset purchase and estimated contingent consideration	$4,607	$(142)	Other
Enwrap Logistic & Packaging S.r.l. (Enwrap)

Enwrap is a newly formed company dedicated to the logistics and packaging business of its predecessor, Job Service S.p.A. Headquartered in Milan, Italy, Enwrap provides high-value, mixed material industrial packaging and logistics services through eight locations in Italy. These locations generated annual sales of approximately $14 million.

	July 14, 2020	$19,136 cash paid for 100% asset purchase and estimated contingent consideration	$13,098	$6,038	Industrial
T&R Lumber Company ("T&R")

A manufacturer and distributor of a range of products used primarily by nurseries, including plastic growing containers, pots and trays; wooden stakes; trellises; tree boxes; shipping racks; and other nursery supplies based in Rancho Cucamonga, California. T&R had annual sales of approximately $31 million. The acquisition of T&R will allow us to leverage their expertise using our national manufacturing capacity to grow our agricultural product offerings and customer base across the country.

	March 13, 2020	$21,787 cash paid for 100% asset purchase and estimated contingent consideration	$19,098	$2,689	Construction
Quest Design & Fabrication and Quest Architectural Millwork ("Quest")

A designer, fabricator, and installer of premium millwork and case goods for a variety of commercial uses. Quest had annual sales of approximately $22 million. The acquisition of Quest expands our architectural millwork capabilities and expertise in our commercial construction business unit, and will allow us to use our national manufacturing capacity to grow and diversify our sales to this end market

	September 16, 2019	$12,422 cash paid for 100% asset purchase	$7,464	$4,958	Industrial
Pallet USA, LLC ("Pallet USA")

A manufacturer and recycler of wood pallet and crating products in the Midwest. Pallet USA had annual sales of approximately $18 million. The acquisition of Pallet USA allows us to expand our capacity to manufacture wood-based industrial packaging products and offer new services to customers in the Midwest.

	August 12, 2019	$17,809 cash paid for 100% asset purchase and estimated contingent consideration	$8,089	$9,720	Retail
Northwest Painting, Inc. ("Northwest")

A supplier of pre-painted building materials, including composite lap siding, soffit, panels and trim to the Western U.S. Northwest had annual sales of approximately $14 million. The acquisition of Northwest will expand our capacity to produce coated siding and trim for customers in the Northwest and Mountain West regions.

	May 1, 2019	$7,168 cash paid for 100% asset purchase and estimated contingent consideration	$6,180	$988	Industrial
Wolverine Wood Products, Inc. ("Wolverine")

A manufacturer of wood panel components for furniture, store fixtures and case goods manufacturers. Wolverine had annual sales of approximately $5 million. The acquisition of Wolverine allows us to expand capacity to produce value-added wood components for customers in the Midwest.

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2020, except for our 2020 acquisitions.  In aggregate, acquisitions made during 2020, not consolidated with other operations, contributed approximately $37.0 million in net sales and $2.4 million in operating profit during 2020.

At December 26, 2020, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-							Intangibles -
	Compete	Customer						Tax
	Agreements	Relationships		Tradename		Goodwill		Deductible
Atlantic Prefab	$—	$2,684	*	$—	*	$2,684	*	$5,368
Exterior Designs	—	4,294	*	—	*	4,294	*	8,588
Patriot Building Systems	—	1,968	*	—	*	1,971	*	3,939
FRCT	—	3,579	*	—	*	3,643	*	7,222
Enwrap	—	3,582	*	—	*	4,441	*	8,023
T&R	—	6,549	*	—	*	6,549	*	13,098
Quest	—	9,145	*	—	*	9,953	*	19,098
Pallet USA	—	1,409		1,909		4,146		7,464
Northwest	—	4,500		1,000		2,790		8,290
Wolverine	—	3,209		865		2,106		6,180

*(estimate)

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2020 and 2019 are not presented.

D.GOODWILL AND OTHER INTANGIBLE ASSETS

As described in Note M — Segment Reporting, we re-organized around the markets we serve rather than geography and therefore changed our segment structure effective January 1, 2020. As a result, we allocated goodwill to the new segments using a relative fair value approach. In addition, we completed an assessment of any potential goodwill impairment for all reporting units immediately prior to the reallocation and determined that no impairment existed. Further, we have recast the goodwill and indefinite-lived intangible asset tables for the new segment structure. The changes in the net carrying amount of goodwill by reporting segment for the years ended December 26, 2020 and December 28, 2019, are as follows (in thousands):

	Retail	Industrial	Construction	All Other	Corporate	Total
Balance as of December 29, 2018	$55,509	$78,646	$82,728	$7,234	$—	$224,117
2019 Acquisitions	2,589	6,250			—	8,839
2019 Purchase Accounting Adjustments		(3,620)				(3,620)
Foreign Exchange, Net			183	17	—	200
Balance as of December 28, 2019	58,098	81,276	82,911	7,251	—	229,536
2020 Acquisitions	3,643	6,549	18,902	4,441	—	33,535
2020 Purchase Accounting Adjustments	202	2	—	—	—	204
2020 Impairments	—	—	(11,485)	—	—	(11,485)
Foreign Exchange, Net	—	—	401	2	—	403
Balance as of December 26, 2020	$61,943	$87,827	$90,729	$11,694	$—	$252,193

In the fourth quarter of 2020, we experienced significantly lower than expected operating results within the commercial reporting unit of our construction segment. In conjunction with our planning process we also noted expectations for lower customer demand for the foreseeable future.  As a result, we revised our future cash flow projections for this reporting unit and performed the goodwill impairment test by calculating the fair value of the reporting unit based on its discounted estimated future cash flows. It was determined that the carrying value of the reporting unit exceeded its fair value. Consequently, we recorded a goodwill impairment charge of $11.5 million, which represents the entire amount of the goodwill in the reporting unit. As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 26, 2020, all other reporting units had fair values that were substantially in excess of their carrying values.

Indefinite-lived intangible assets totaled $7.4 million as of December 26, 2020 and December 28, 2019 related to the commercial unit within the construction segment, the international unit within the all other segment, and the Deckorators unit within the retail segment.

The following amounts were included in other amortizable intangible assets, net as of December 26, 2020 and December 28, 2019 (in thousands):

	2020			2019
		Accumulated			Accumulated
	Assets	Amortization	Net Value	Assets	Amortization	Net Value
Non-compete agreements	$4,847	$(2,728)	$2,119	$5,092	$(2,262)	$2,830
Customer relationships	80,343	(17,021)	63,322	48,084	(10,079)	38,005
Licensing agreements	4,589	(4,589)	—	4,589	(4,368)	221
Patents	965	(509)	456	914	(421)	493
Tradename	8,019	(2,123)	5,896	7,966	(1,202)	6,764
Software	505	(46)	459	—	—	—
Total	$99,268	$(27,016)	$72,252	$66,645	$(18,332)	$48,313

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Weighted Average
Intangible Asset Type	Estimated Useful Life	Amortization Period
Non-compete agreements	3 to 15 years	10.1 years
Customer relationship	5 to 15 years	6.3 years
Licensing agreements	10 years	10 years
Tradename (amortizable)	3 to 15 years	11.5 years
Software	3 to 5 years	3.7 years

Amortization expense of intangibles totaled $8.7 million, $6.3 million and $6.4 million in 2020, 2019 and 2018, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2021	$12,074
2022	11,759
2023	11,018
2024	10,795
2025	7,900
Thereafter	18,706
Total	$72,252

E.DEBT

On June 14, 2018, we entered into an unsecured Note Purchase Agreement under which we issued our 4.20% Series 2018 C Senior Notes, due June 14, 2028, in the aggregate principal amount of $40 million and our 4.27% Series 2018 D Senior Notes, due June 14, 2030, in the aggregate principal amount of $35 million. Proceeds from the sale of the Series C Senior Notes and Series D Senior Notes were used to pay down our revolving credit facility.

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. banks led by JPMorgan Chase Bank, N.A., as administrative agent and Wells Fargo Bank, N.A., as syndication agent. The facilities include up to $40 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, pounds Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. This facility replaced our $295 million unsecured revolving credit facility. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. We are charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 12.5 to 30.0 basis points, also determined based upon our performance. The facility fee is payable quarterly in arrears.

On August 10, 2020, we entered into an unsecured Note Purchase Agreement under which we issued our 3.04% Series 2020 E Senior Notes, due August 10, 2032, in the aggregate principal amount of $50 million, our 3.08% Series 2020 F Senior Notes, due August 10, 2033, in the aggregate principal amount of $50 million, and our 3.15% Series 2020 G Senior Notes, due August 10, 2035, in the aggregate principal amount of $50 million. Proceeds from the sale of the Series E, F and G Senior Notes have been used to fund working capital needs and the PalletOne, Inc. acquisition. Refer to Note O, “Subsequent Events” for additional information.

Outstanding letters of credit extended on our behalf on December 26, 2020 and December 28, 2019 aggregated $41.0 million and $37.3 million; respectively, which includes approximately $7.1 million and $9.8 million, respectively, related to industrial development revenue bonds.  We had an outstanding balance of $4.7 million and $4.0 million, which includes foreign subsidiary borrowings, on the revolver at December 26, 2020, and December 28, 2019, respectively. After considering letters of credit, we had $363.2 million and $361.2 million in remaining availability on the revolver on December 26, 2020, and December 28, 2019, respectively.  Letters of credit have one-year terms, include an automatic renewal clause, and are charged an annual interest rate of 112.5 basis points, based upon our financial performance.

Long-term debt obligations are summarized as follows on December 26, 2020 and December 28, 2019 (amounts in thousands):

	2020	2019
Series 2020 Senior Notes E, due on August 10, 2032, interest payable semi-annually at 3.04%	$50,000	$—
Series 2020 Senior Notes F, due on August 10, 2033, interest payable semi-annually at 3.08%	50,000	—
Series 2020 Senior Notes G, due on August 10, 2035, interest payable semi-annually at 3.15%	50,000	—
Series 2018 Senior Notes C, due on June 14, 2028, interest payable semi-annually at 4.20%	40,000	40,000
Series 2018 Senior Notes D, due on June 14, 2030, interest payable semi-annually at 4.27%	35,000	35,000
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	35,000	35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Revolving credit facility totaling $375 million due on November 1, 2023, interest payable monthly at a floating rate (2.54% on December 28, 2019)	—	—
Foreign subsidiary borrowings under revolving credit facility, due on November 1, 2023, interest payable monthly at a floating rate (1.125% on December 26, 2020 and 1.88% on December 28, 2019)	4,715	3,976
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.20% on December 26, 2020 and 1.14% on December 28, 2019)	3,300	3,300
Series 2000 Industrial Development Revenue Bonds, due on October 1, 2020, interest payable monthly at a floating rate (1.57% on December 28, 2019)	—	2,700
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.22% on December 26, 2020 and 1.79% on December 28, 2019)	3,700	3,700
Finance leases and foreign affiliate debt	138	174
	311,853	163,850
Less current portion	(100)	(2,816)
Less debt issuance costs	(146)	(167)
Long-term portion	$311,607	$160,867

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants. We were within all of our lending requirements on December 26, 2020 and December 28, 2019.

On December 26, 2020, the principal maturities of long-term debt and finance lease obligations are as follows (in thousands):

2021	$100
2022	38,738
2023	4,715
2024	40,000
2025	—
Thereafter	228,300
Total	$311,853

On December 26, 2020, the estimated fair value of our long-term debt, including the current portion, was $341.4 million, which was $29.5 million more than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

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

We believe finance leases have no significant impact to our consolidated balance sheet and income statement as of December 26, 2020.

As of December 26, 2020, we have no leases that have not yet commenced that would significantly impact the rights, obligations, and our financial position.

There were no lease transactions between related parties as of December 26, 2020.

The rates implicit in our leases are primarily not readily available. To determine the discount rate used to present value the lease payments, we utilize the 7-year treasury note rate plus a blend of rate spreads associated with our revolver and 10-12-year senior notes along with estimated spreads based on current market conditions.  We feel the determined rate is a reasonable representation of our lease population.

Lease costs under non-cancelable operating leases on December 26, 2020 and December 28, 2019 are as follows (in thousands):

	2020	2019
Operating lease cost	$21,594	$20,771
Short-term lease cost	2,863	110
Variable lease cost	3,985	1,484
Sublease income	(1,013)	(676)
Total lease cost	$27,429	$21,689

The amounts paid for operating leases, included in the measurement of lease liabilities, were $20 million for both years ended December 26, 2020 and December 28, 2019. In addition, right-of-use assets obtained in exchange for new operating lease liabilities were approximately $12.8 million and $33.4 million, respectively, for the years ended December 26, 2020 and December 29, 2019.

Future minimum payments under non-cancelable operating leases on December 26, 2020 are as follows (in thousands):

Operating
Leases
2021	$18,671
2022	15,219
2023	12,126
2024	9,594
2025	8,102
Thereafter	25,961
Total minimum lease payments	$89,673
Less present value discount	(11,615)
Total lease liability	$78,058

Rent expense was approximately $28.4 million, $29.9 million, and $28.1 million in 2020, 2019, and 2018, respectively.

During the first quarter of 2018, we completed a sale and leaseback transaction related to one facility in Medley, Florida.  The sale price for the property was approximately $36 million and created a $7 million pre-tax gain, which was entirely recognized in 2018.  We leased back the facility for two years as it executes its long-term plan for Florida and the Southeast region.

As of December 26, 2020 and December 28, 2019, the weighted average lease term for operating leases was 6.84 years and 7.29 years, respectively.  Similarly, the weighted average discount rate for operating leases was 3.12% and 3.10%, respectively.

G.DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives will commence upon their retirement. We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. In the event cash values are not sufficient to fund such obligations, the program allows us to reduce benefit payments to such amounts as may be funded by accumulated cash values. Premiums payments, deferred compensation obligations, and accrued interest payments were funded through policy and premium loans provided by the insurer. During 2019, we settled with the program participants and paid out the remaining cash value due to them, with the exception of two participants who chose to take the settlement payment over a five-year period. The deferred compensation liability related to the remaining participant payouts on the balance sheet as of December 26, 2020 and December 28, 2019, was $0.2 million and $0.3 million, respectively. The investment in life insurance contracts as of December 26, 2020 and December 28, 2019, was $13.3 million and $16.6 million, respectively.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $0.6 million and $1.1 million on December 26, 2020 and December 28, 2019, respectively, and are included in "Other Assets."  Related liabilities totaled $36.6 million and $33.1 million on December 26, 2020 and December 28, 2019, respectively, and are included in "Other Liabilities" and "Shareholders’ Equity."  Assets associated with the Plan are recorded at fair market value. The related liabilities are recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

We maintain and administer our shareholder approved Directors’ Retainer Stock Plan ("Stock Retainer Plan").  The Stock Retainer Plan allows eligible members of the Board of Directors to defer the cash portion of their retainer and committee fees and receive shares of our stock at the time of or following their retirement, disability or death. The number of shares to be received is equal to the amount of the cash portion of their retainer and committee fees deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of units is increased by the amount of dividends paid on our common stock. The units are immediately vested as of the grant date, since they are considered payment for services rendered quarterly. We recognized expense for this plan of $1.8 million in 2020, $1.8 million in 2019, and $1.7 million in 2018. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock. The number of shares to be received for their portion of the retainer that is deferred is equal to the amount of shares plus the number of shares attributable to cash dividends payable on those deferred shares.

Finally, we maintain and administer our shareholder approved Long Term Stock Incentive Plan (the "LTSIP”). The LTSIP provides for the grant of stock options, stock appreciation rights, restricted stock, performance shares and other stock-based awards.

Executive Stock Match awards are granted in the year following the requisite service period, which begins at the beginning of each fiscal year, and fully vest on the fifth anniversary of the grant date.

There is no unrecognized compensation expense remaining for stock options in 2020, 2019, and 2018.

Below is a summary of common stock issuances for 2020 and 2019:

(in thousands, except per share data)	December 26, 2020
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	35	$46.71

Shares issued under the employee stock gift program	3	48.10
Shares issued under the director retainer stock program	46	25.31
Shares issued under the bonus plan	271	47.52
Shares issued under the executive stock match grants plan	79	47.60
Forfeitures	(9)
Total shares issued under stock grant programs	390	$44.96

Shares issued under the deferred compensation plans	128	$53.79

(in thousands, except per share data)	December 28, 2019
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	34	$32.47

Shares issued under the employee stock gift program	4	35.68
Shares issued under the director retainer stock program	5	38.44
Shares issued under the bonus plan	211	30.83
Shares issued under the executive stock match grants plan	109	31.57
Forfeitures	(19)
Total shares issued under stock grant programs	310	$31.25

Shares issued under the deferred compensation plans	181	$34.31

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

				Weighted-
			Unrecognized	Average
		Weighted-	Compensation	Period to
	Restricted	Average Grant	Expense	Recognize
	Awards	Date Fair Value	(in millions)	Expense
Nonvested at December 30, 2017	1,033,626	24.24	7.1	1.31 years
Granted	247,068	36.52
Vested	(107,865)	18.11
Forfeited	(12,750)	24.19
Nonvested at December 29, 2018	1,160,079	23.32	7.6	1.12 years
Granted	318,496	32.60
Vested	(224,894)	23.42
Forfeited	(50,786)	24.18
Nonvested at December 28, 2019	1,202,895	29.68	7.9	0.86 years
Granted	348,016	47.60
Vested	(177,790)	22.69
Forfeited	(9,327)	33.46
Nonvested at December 26, 2020	1,363,794	$35.14	$6.3	0.62 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $4.0 million, $4.0 million, and $3.6 million and the related total income tax benefits of $1.0 million, $0.8 million, and $0.7 million in 2020, 2019 and 2018, respectively.

For the year-ended December 26, 2020, we determined that $25 million of share-based bonus awards, representing 465,830 shares, will be awarded to qualified employees as it relates to the company’s 2020 performance and granted in 2021.  In addition to the share-based bonus awards, certain employees are eligible to receive performance share units equivalent to $1 million, or 22,567 shares of stock, if certain performance metrics are achieved after three years.  These awards fully vest three years from the grant date. As of December 26, 2020, we recognized approximately $4 million of compensation expense related to these awards. Awards granted prior to 2020, generally vest after a period of three or five years from the grant date.

In 2020, 2019 and 2018, cash received from share issuances under our plans was $1.4 million, $1.1 million and $1.0 million, respectively.

On November 14, 2001, the Board of Directors approved a share repurchase program (which succeeded a previous program) allowing us to repurchase up to 2.5 million shares of our common stock. On October 14, 2010, our Board authorized an additional 2 million shares to be repurchased under our existing share repurchase program. We repurchased 756,397 shares in 2020 and no shares under this program in 2019. As of December 26, 2020, the cumulative total authorized shares available for repurchase is approximately 1.1 million shares.

I.RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25%of employee contributions in 2020, 2019, and 2018, on a discretionary basis, totaling $7.2 million, $6.5 million, and $3.4 million respectively. Included within the total employee matched contribution was an additional matched contribution for hourly employees of $2.9 million and $2.6 million for 2020 and 2019, respectively, based on meeting certain performance goals during those years. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

We maintain a retirement plan for certain officers of the Company, excluding our CEO, (who has at least 20 years of service with the Company and at least 10 years of service as an officer) whereby we will pay, upon retirement, benefits totaling 150% of the officer’s highest base salary in the three years immediately preceding separation from service plus health care benefits for a specified period of time if certain eligibility requirements are met. Approximately $11.8 million and $10.6 million are accrued in “Other Liabilities” for this plan at December 26, 2020 and December 28, 2019, respectively.

J.INCOME TAXES

Income tax provisions for the years ended December 26, 2020, December 28, 2019, and December 29, 2018 are summarized as follows (in thousands):

	2020	2019	2018
Currently Payable:
Federal	$59,055	$35,267	$31,492
State and local	16,709	10,071	7,544
Foreign	8,601	5,834	5,527
	84,365	51,172	44,563
Net Deferred:
Federal	2,292	6,895	2,965
State and local	(1,518)	805	(522)
Foreign	1,962	(602)	(1,565)
	2,736	7,098	878
Total income tax expense	$87,101	$58,270	$45,441

The components of earnings before income taxes consist of the following:

	2020	2019	2018
U.S.	$308,167	$220,532	$180,261
Foreign	32,816	20,142	17,592
Total	$340,983	$240,674	$197,853

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2020	2019	2018
Statutory federal income tax rate	21.0%	21.0%	21.0%
State and local taxes (net of federal benefits)	3.4	3.9	3.8
Effect of noncontrolling owned interest in earnings of partnerships	n/a	(0.1)	(0.1)
Tax credits, including foreign tax credit	(0.9)	(1.3)	(1.6)
Change in uncertain tax positions reserve	(0.1)	(0.1)	0.1
Other permanent differences	0.6	0.5	0.6
Other, net	1.5	0.3	(0.7)
Impact of Tax Act and reduction of corporate tax rate	n/a	n/a	(0.1)
Effective income tax rate	25.5%	24.2%	23.0%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 26, 2020 and December 28, 2019 are as follows (in thousands):

	2020	2019
Employee benefits	$23,236	$22,420
Lease liability	19,376	20,255
Net operating loss carryforwards	6,463	6,411
Foreign subsidiary capital loss carryforward	527	519
Other tax credits	391	620
Inventory	1,633	993
Reserves on receivables	1,630	1,266
Accrued expenses	3,071	2,318
Other, net	8,483	3,159
Gross deferred income tax assets	64,810	57,961
Valuation allowance	(4,044)	(2,447)
Deferred income tax assets	60,766	55,514
Depreciation	(41,403)	(34,001)
Intangibles	(22,840)	(21,375)
Right of use assets	(19,376)	(20,255)
Deferred income tax liabilities	(83,619)	(75,631)
Net deferred income tax liability	$(22,853)	$(20,117)

As of December 26, 2020, we had federal, state and foreign net operating loss carryforwards of $6.5 million and state tax credit carryforwards of $0.4 million, which will expire at various dates.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2021 - 2025	$—	$86	$535	$—	$391
2026 - 2030	—	454	1,271	—	—
2031 - 2035	—	961	79	—	—
2036 - 2040	1,405	1,048	92	—	—
Thereafter	—	—	532	—	—
Total	$1,405	$2,549	$2,509	$—	$391

As of December 26, 2020, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $3.5 million against the various NOLs. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

K.ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2020	2019	2018
Gross unrecognized tax benefits beginning of year	$4,166	$4,378	$4,000
Increase in tax positions for prior years	(82)	(129)	(366)
Increase in tax positions for current year	730	768	1,326
Lapse in statute of limitations	(922)	(851)	(582)
Gross unrecognized tax benefits end of year	$3,892	$4,166	$4,378

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.5 million for each of the years December 26, 2020, December 28, 2019, and December 29, 2018.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2017. A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, and the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amounts of unrecognized tax benefits could change in the next twelve months is $1.3 million.

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

On a consolidated basis, we have reserved approximately $1.9 million and $2.0 million on December 26, 2020 and December 28, 2019, respectively, representing the estimated costs to complete future remediation efforts. These amounts have not been reduced by an insurance receivable.

In addition, on December 26, 2020, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 26, 2020, we had outstanding purchase commitments on commenced capital projects of approximately $22.8 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 26, 2020, we had approximately $15.4 million in outstanding payment and performance bonds for open projects. We had approximately $5.2 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 26, 2020, we had outstanding letters of credit totaling $41.0 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers to guarantee our performance under certain insurance contracts. We currently have irrevocable letters of credit outstanding totaling approximately $33.9 million for these types of insurance arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all industrial development revenue bonds that have been issued. These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $7.1 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

Certain wholly owned domestic subsidiaries have guaranteed the indebtedness of UFP Industries, Inc. in certain debt agreements, including the Series 2012, 2018 and 2020 Senior Notes and our revolving credit facility. The maximum exposure of these guarantees is limited to the indebtedness outstanding under these debt arrangements and this exposure will expire concurrent with the expiration of the debt agreements.

We did not enter into any new guarantee arrangements during 2020 which would require us to recognize a liability on our balance sheet.

M.SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

We operate manufacturing, treating and distribution facilities internationally, but primarily in the United States. Effective January 1, 2020, we re-organized around the markets we serve rather than geography. The prior periods have been recast to reflect the new segment structure. The business segments align with the following markets: UFP Retail Solutions, UFP Construction and UFP Industrial. This change allows for a more specialized and consistent sales approach among Company operations, more efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit and business units are included in our Retail, Industrial, and Construction segments. One customer, The Home Depot, accounted for approximately 24%of our total net sales in fiscal 2020 and 19% in 2019 and 2018.

The exception to this market-centered reporting and management structure is our International segment, which comprises our Mexico, Canada, Europe, and Australia operations and sales and buying offices in other parts of the world and our Ardellis segment, which represents our wholly owned fully licensed captive insurance company based in Bermuda. Our International and Ardellis segments do not meet the quantitative thresholds in order to be separately reported and accordingly, the International and Ardellis segments have been aggregated in the “All Other” segment for reporting purposes.

“Corporate” includes purchasing, transportation and administrative functions that serve our operating segments. Operating results of Corporate primarily consists of over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns and leases transportation equipment, are also included in the Corporate column. An inter-company lease charge is assessed to our operating segments for the use of these assets at fair market value rates. Total assets of the Corporate column include unallocated cash and cash equivalents, certain prepaid assets, certain property, equipment and other assets pertaining to the centralized activities of Corporate, UFP Real Estate, Inc., and UFP Transportation Ltd.

	2020
				All
	Retail	Industrial	Construction	Other	Corporate	Total
Net sales to outside customers	$2,167,122	$1,072,117	$1,695,684	$217,094	$1,981	$5,153,998
Intersegment net sales	142,839	45,217	68,294	283,689	(540,039)	—
Interest expense (income)	2	22	—	90	9,197	9,311
Amortization expense	1,482	4,159	2,152	877	46	8,716
Depreciation expense	11,675	15,163	12,123	1,619	23,384	63,964
Segment earnings before income taxes	155,364	83,430	69,092	38,333	(5,236)	340,983
Segment assets	510,464	416,487	510,972	196,856	770,112	2,404,891
Capital expenditures	16,277	21,141	16,902	2,258	32,604	89,182

	2019
				All
	Retail	Industrial	Construction	Other	Corporate	Total
Net sales to outside customers	$1,498,710	$1,085,635	$1,637,156	$193,785	$723	$4,416,009
Intersegment net sales	135,705	45,010	56,116	200,426	(437,257)	—
Interest expense	—	108	16	97	8,479	8,700
Amortization expense	1,380	3,034	1,164	747	—	6,325
Depreciation expense	11,041	14,340	11,465	1,532	22,116	60,494
Segment earnings before income taxes	61,708	82,913	82,407	22,025	(8,379)	240,674
Segment assets	402,221	377,329	522,638	136,990	450,299	1,889,477
Capital expenditures	15,502	20,134	16,097	2,150	31,050	84,933

Note: Allocations of corporate expenses in 2019 were modified to align with the methodology used to allocate corporate expenses in the current year.

	2018
				All
	Retail	Industrial	Construction	Other	Corporate	Total
Net sales to outside customers	$1,512,477	$1,050,945	$1,705,016	$219,920	$822	$4,489,180
Intersegment net sales	125,310	39,806	50,465	226,053	(441,634)	—
Interest expense	1	191	202	225	8,274	8,893
Amortization expense	1,038	3,055	1,443	857	—	6,393
Depreciation expense	10,029	13,026	10,414	1,391	20,089	54,949
Segment earnings before income taxes	52,211	59,403	71,234	18,031	(3,026)	197,853
Segment assets	401,012	370,386	512,670	143,614	219,866	1,647,548
Capital expenditures	17,497	22,724	18,168	2,427	35,046	95,862

Note: Allocations of corporate expenses in 2018 were modified to align with the methodology used to allocate corporate expenses in the current

Information regarding principal geographic areas was as follows (in thousands):

	2020		2019		2018
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$5,022,014	$478,325	$4,308,618	$469,605	$4,382,356	$342,326
Foreign	131,984	36,380	107,391	36,878	106,824	34,312
Total	$5,153,998	$514,705	$4,416,009	$506,483	$4,489,180	$376,638

The following table presents, for the periods indicated, our disaggregated net sales (in thousands) by business unit for each segment and our percentage of value-added and commodity-based sales to total net sales by segment.

	Year Ended
	December 26,	December 28,	December 29,
	2020	2019	2018
Retail
Deckorators	$219,930	$185,221	$136,517
Prowood	1,215,201	786,720	845,994
Outdoor Essentials	299,684	227,767	227,799
UFP Edge	114,987	95,608	85,176
Dimensions	88,351	52,553	57,403
E-Commerce	3,716	1,688	1,210
Other	225,253	149,153	158,378
Total Retail	$2,167,122	$1,498,710	$1,512,477

Industrial
North Industrial	$385,132	$376,515	$351,345
Southeast Industrial	229,316	255,419	238,667
Southwest Industrial	238,643	241,774	237,671
West Industrial	206,022	197,686	209,049
Protective Packaging	13,004	14,241	14,213
Total Industrial	$1,072,117	$1,085,635	$1,050,945

Construction
Factory Built	$597,017	$479,927	$561,137
Site Built	725,899	708,767	713,729
Commercial	221,988	290,785	269,706
Concrete Forming	150,780	157,677	160,444
Total Construction	$1,695,684	$1,637,156	$1,705,016

All Other	$217,094	$193,785	$219,920

Corporate	$1,981	$723	$822

Total Net Sales	$5,153,998	$4,416,009	$4,489,180

Value-Added
Retail	53.8%	57.8%	54.0%
Industrial	64.7%	66.2%	60.5%
Construction	76.3%	81.4%	76.5%
All Other and Corporate	75.6%	75.8%	65.9%
Total	64.3%	69.3%	64.6%

Commodity-Based
Retail	46.2%	42.2%	46.0%
Industrial	35.3%	33.8%	39.5%
Construction	23.7%	18.6%	23.5%
All Other and Corporate	24.4%	24.2%	34.1%
Total	35.7%	30.7%	35.4%

N.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 13 weeks during the years ended December 26, 2020 and December 28, 2019, respectively, (in thousands, except per share data):

	First		Second		Third		Fourth
	2020	2019	2020	2019	2020	2019	2020	2019
Net sales	$1,032,062	$1,015,125	$1,242,001	$1,239,817	$1,486,227	$1,163,026	$1,393,708	$998,041
Gross profit	167,236	154,267	204,931	186,726	241,074	187,270	187,055	157,255
Net earnings	40,570	36,002	69,694	55,145	78,861	52,581	64,757	38,676
Net earnings attributable to controlling interest	40,159	35,540	66,463	54,515	77,204	51,859	62,952	37,736
Basic earnings per share	0.65	0.58	1.08	0.88	1.25	0.84	1.02	0.61
Diluted earnings per share	0.65	0.58	1.08	0.88	1.25	0.84	1.02	0.61

O.SUBSEQUENT EVENTS

On December 28, 2020, we closed on an agreement to purchase 100 percent of the equity of PalletOne, Inc., for approximately $232 million plus $21 million for certain investments in capital projects. The agreement also incorporates a purchase price adjustment based on the actual amount of net working capital at close compared to a pre-determined target. Based in Bartow, Florida, PalletOne is a leading manufacturer of new pallets in the U.S., with 17 pallet manufacturing facilities in the southern and eastern regions of the country. The company also supplies other specialized industrial packaging, including custom bins and crates, and its Sunbelt Forest Products subsidiary operates five pressure-treating facilities in the Southeastern U.S. At this time the net tangible assets and intangible assets acquired cannot be disclosed as these are pending final valuations. Additionally, initial estimates have been made for PalletOne's identifiable intangible and goodwill allocations and deferred tax, however finalization will be completed in 2021.

On February 18, 2021, our credit agreement was amended to increase the availability from $375 million to $550 million by exercising the accordion feature in the original agreement.

On February 28, 2021, we closed on an agreement to purchase 100 percent of the equity of J.C. Gilmore Pty Ltd located in Australia for approximately $2.4 million.  This transaction adds a wide portfolio of consumable packaging to certain industrial packaging products and expands the companies’ customer base throughout Australia. At this time the net tangible assets and intangible assets acquired cannot be disclosed as these are pending final valuations. Additionally, initial estimates have been made for J.C. Gilmore Pty Ltd 's identifiable intangible and goodwill allocations and deferred tax, however finalization will be completed in 2021.

MARKET INFORMATION FOR OUR COMMON STOCK

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.

STOCK PERFORMANCE GRAPH

The following graph depicts the cumulative total return on our common stock compared to the cumulative total return on the indices for The Nasdaq Stock Market (all U.S. companies) and an industry peer group we selected. The graph assumes an investment of $100 on December 26, 2015, and reinvestment of dividends in all cases.

The companies included in our self-determined industry peer group are as follows:

American Woodmark Corporation	Greif, Inc.
BlueLinx Holdings, Inc.	Louisiana-Pacific Corporation
BMC Stock Holdings, Inc.	Masco Corporation
Boise Cascade Company	Simpson Manufacturing Company, Inc.
Builders FirstSource, Inc.	Sonoco Products Company
Cornerstone Building Brands, Inc.	Trex Company, Inc.
Gibraltar Industries, Inc.	WestRock Company

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

Directors and Executive Officers

BOARD OF DIRECTORS	SECTION 16 OFFICERS

William G. Currie Chairman of the Board UFP Industries, Inc.	Matthew J. Missad Chief Executive Officer

Matthew J. Missad Chief Executive Officer UFP Industries, Inc.	Patrick M. Webster President and Chief Operating Officer

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Michael R. Cole Chief Financial Officer and Treasurer

Bruce A. Merino Former Senior Vice President of Merchandising The Home Depot	Allen T. Peters President and Chief Operating Officer UFP Retail Solutions, LLC

Mary Tuuk Kuras President and Chief Executive Officer Grand Rapids Symphony	Patrick Benton President UFP Construction, LLC

Brian C. Walker Partner-Strategic Leadership Huron Capital	Scott A. Worthington President UFP Industrial, LLC

Michael G. Wooldridge Partner Varnum, LLP	Scott T. Bravata Vice President of Accounting

Joan A. Budden Former President Priority Health	David A. Tutas Chief Compliance Officer General Counsel

Benjamin J. McLean Chief Executive Officer Ruan Transportation Management Systems, Inc.

Shareholder Information

ANNUAL MEETING

The 2021 Annual Shareholder’s Meeting of UFP Industries, Inc. will be held virtually at 8:30 a.m. on April 21, 2021.

SHAREHOLDER INFORMATION

Shares of our stock are traded under the symbol UFPI on the NASDAQ Stock Market. Our 10-K report, filed with the Securities and Exchange Commission, will be provided free of charge to any shareholder upon written request. For more information contact:

Investor Relations Department

UFP Industries, Inc.

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

UFP INDUSTRIES®, INC., CORPORATE HEADQUARTERS

2801 East Beltline NE

Grand Rapids, MI 49525

Telephone:  (616) 364-6161

Facsimile:  (616) 364-5558