Form 10-K, Exhibit 13
period 2021-12-25
UFP INDUSTRIES INC
filed 2022-02-23
CIK 912767

Exhibit 13

UFP INDUSTRIES, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

(In thousands, except per share and statistics data)

	2021	2020	2019	2018	2017
Consolidated Statement of Earnings Data
Net sales	$8,636,134	$5,153,998	$4,416,009	$4,489,180	$3,941,182
Gross profit	1,406,967	800,296	685,518	592,894	542,826
Earnings from operations	737,554	345,826	244,906	207,263	181,469
Earnings before income taxes	726,336	340,983	240,674	197,853	176,007
Net earnings attributable to controlling interest	$535,640	$246,778	$179,650	$148,598	$119,512
Diluted earnings per share	$8.59	$4.00	$2.91	$2.40	$1.94
Dividends per share	$0.65	$0.50	$0.40	$0.36	$0.32
Consolidated Balance Sheet Data
Working capital(1)	$1,297,434	$1,074,613	$739,030	$685,108	$560,241
Cash and cash equivalents	286,662	436,507	168,336	27,316	28,339
Total assets	3,245,271	2,404,891	1,889,477	1,647,548	1,464,677
Total debt	320,250	311,707	163,683	202,278	146,003
Shareholders’ equity	2,016,569	1,483,152	1,257,733	1,088,684	974,023
Statistics
Gross profit as a percentage of net sales	16.3%	15.5%	15.5%	13.2%	13.8%
Net earnings attributable to controlling interest as a percentage of net sales	6.2%	4.8%	4.1%	3.3%	3.0%
Return on beginning equity(2)	36.1%	19.6%	16.5%	15.3%	13.9%
Current ratio(4)	2.67	3.32	3.09	3.21	2.85
Debt to equity ratio(5)	0.16	0.21	0.13	0.19	0.15
Book value per common share(3)	$32.58	$24.23	$20.48	$17.88	$15.92
(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.
(4)	Current assets divided by current liabilities.
(5)	Total debt divided by shareholders’ equity.

Acquisition growth is one of the primary contributing factors to material increases over the period from 2017 to 2021. Refer to Note C under the “Notes to the Consolidated Financial Statements” for further discussion on our business combinations and impact on our financial statements for the three years ended December 25, 2021.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

UFP Industries, Inc. is a holding company with subsidiaries throughout North America, Europe, Asia, and Australia that design, manufacture, and supply products made from wood, wood and non-wood composites, and other materials to three markets: retail, industrial, and construction. We are headquartered in Grand Rapids, Mich. For more information about UFP Industries, Inc., or its affiliated operations, go to www.ufpi.com.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. We do not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in the price of lumber; adverse or unusual weather conditions; adverse economic conditions in the markets we serve; government regulations, particularly involving environmental and safety regulations, the COVID-19 pandemic (“pandemic”); and our ability to make successful business acquisitions. Certain of these risk factors as well as other risk factors and additional information are included in our reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2021.

OVERVIEW

Our results for 2021 were impacted by the following:

●	Our net sales increased 68% in 2021 due to a 40% increase in our overall selling prices (see “Historical Lumber Prices”), a 24% increase in unit sales due to acquired businesses, and a 4% increase in organic unit sales. Organic unit growth of 14% and 5% in our construction and industrial segments, respectively, was offset by an organic unit decline of 4% in our retail segment.
●	Earnings from operations increased 113.3% to $737.6 million. This increase resulted from a variety of factors including strong demand in our industrial and construction segments and leveraging our fixed costs, increased sales of value-added and new products that have higher margins, and increased selling prices as we improve our ability to execute value-based pricing initiatives. Acquisitions contributed approximately $50.5 million to our increase in operating profits. Excluding the impact of acquisitions, we estimate that value-added products contributed $367.1 million to the increase in gross profits and commodity-based products contributed $139.2 million.
●	Our cash flows provided by operations in 2021 was $512.5 million compared to $336.5 million in 2020. This increase is due primarily to an increase in our net earnings and non-cash expenses of $316.0 million, offset by an increase in our investment in net working capital of $140.0 million compared to the prior period. The increase in net working capital was due to higher year over year lumber prices, as noted in the tables below, as well as increased demand in our industrial and construction segments. PalletOne and other acquisitions also contributed to the increase in our net working capital.
●	We invested $151.2 million in capital expenditures to support and grow our business and invested $476.0 million in acquired businesses.
●	We returned $40.2 million to our shareholders through dividends.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Our net debt (debt and cash overdraft less cash) at the end of 2021 was $50.6 million compared to net cash of $124.8 million at the end of 2020.
●	Our available borrowing capacity under revolving credit facilities and cash surplus resulted in total liquidity of approximately $805 million at the end of December 2021.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2021	2020
January	$890	$377
February	954	402
March	1,035	420
April	1,080	358
May	1,428	394
June	1,344	455
July	690	530
August	443	716
September	412	934
October	520	826
November	585	571
December	746	643

Year-to-date average	$844	$552
Year-to-date percentage change	52.9%	55.5%

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprise approximately 57% and 62% of total lumber purchases, excluding plywood and other panel products, for 2021 and 2020, respectively.

	Southern Yellow Pine
	Average $/MBF
	2021	2020
January	$858	$346
February	903	345
March	938	360
April	922	333
May	1,150	412
June	1,052	494
July	564	552
August	448	729
September	438	886
October	512	711
November	599	508
December	675	565

Year-to-date average	$755	$520
Year-to-date percentage change	45.2%	42.1%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market"). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs, including plywood and other panel products, were 47.7% and 51.0% of our net sales in 2021 and 2020, respectively.

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

Below is a general description of the primary ways in which our products are priced.

●	Products with fixed selling prices. These products include value-added products such as decking and fencing sold to retail building materials customers, as well as trusses, wall panels and other components sold to the residential construction market, and most industrial packaging and other manufactured products for industrial users. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time or are based upon a specific quantity. In order to maintain margins and reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs with our suppliers for these sales commitments. Also, the time period and quantity limitations allow us to eventually re-price our products for changes in lumber prices from our suppliers. In 2021, strong demand and unusually high lumber market volatility has allowed us to re-price these products more frequently to protect margins.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, remanufactured lumber, and trusses sold to the manufactured housing industry. For these products, we estimate the customers’ needs and we carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our profitability. In other words, for these products, our margins are exposed to changes in the trend of lumber prices. We believe our sales of these products are at their highest relative level in our second quarter, primarily due to treated lumber sold to the retail market.

The greatest risk associated with changes in the trend of lumber prices is on the following products:

●	Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 16% of our total sales. This exposure is less significant with remanufactured lumber, trusses sold to the manufactured housing market, and other similar products, due to our higher rate of inventory turnover of these products. We attempt to mitigate the risk associated with treated lumber through vendor consignment inventory programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)
●	Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices by locking in costs or including re-pricing triggers with customers if lumber prices change in excess of an agreed upon percentage.

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

	Year Ended
	December 25,	December 26,
	2021	2020
Units sold	28.0%	6.0%
Gross profit	75.8	16.7
Selling, general, and administrative expenses	53.5	1.3
Earnings from operations	113.3	41.2

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

It is our goal to increase our gross profits and earnings from operations at a rate of growth that exceeds our unit sales growth, or in other words, increasing our profitability per unit sold.  We also have a long-term goal of improving our efficiencies and leveraging the fixed costs in our selling, general, and administrative expenses as we grow, which will result in a rate of growth of these expenses which is less than our unit sales growth and a lower cost per unit.

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed nine business acquisitions during 2021 and five during 2020. The annual historical sales attributable to acquisitions in 2021 and 2020 were approximately $1.3 billion and $101 million, respectively. These business combinations were not significant to our operating results individually or in aggregate; consequently pro forma results for 2021 and 2020 are not presented.

On December 27, 2021, we closed on an agreement to purchase 100 percent of the equity of Ultra Aluminum Manufacturing, Inc. (Ultra) located in Howell, Michigan for approximately $26.8 million. Ultra designs and produces an extensive selection of ornamental aluminum fence and railing products for contractors, landscapers, fence dealers and wholesalers.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" and Note O, “Subsequent Events” for additional information.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales. See “Impact of the Lumber Market on our Operating Results”.

	Year Ended
	December 25,	December 26,
	2021	2020
Net sales	100.0%	100.0%
Cost of goods sold	83.7	84.5
Gross profit	16.3	15.5
Selling, general, and administrative expenses	7.9	8.6
Other (gains) losses, net	(0.1)	0.2
Earnings from operations	8.5	6.7
Other expense, net	0.1	0.1
Earnings before income taxes	8.4	6.6
Income taxes	2.0	1.7
Net earnings	6.4	4.9
Less net earnings attributable to noncontrolling interest	(0.2)	(0.1)
Net earnings attributable to controlling interest	6.2%	4.8%

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

	Year Ended
	December 25,	December 26,
	2021	2020
Gross profit	$1,406,967	$800,296
Selling, general, and administrative expenses	$682,253	$444,596
SG&A as percentage of gross profit	48.5%	55.6%

OPERATING RESULTS BY SEGMENT

Our business segments consist of UFP Retail Solutions, UFP Industrial and UFP Construction, and align with the end markets we serve. Among other things, this structure allows for a more specialized and consistent sales approach among Company operations, more efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit and business units are included in our Retail, Industrial, and Construction segments. The exception to this market-centered reporting and management structure is our International segment, which comprises our Mexico, Canada, Europe, Asia, and Australia operations and sales and buying offices in other parts of the world. Our International segment and Ardellis (our insurance captive) are included in the “All Other” column of the table below. The “Corporate” column includes purchasing, transportation and administrative functions that serve our operating segments. Operating results of Corporate primarily consists of over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns, leases, and operates transportation equipment, are also included in the Corporate column. Inter-company lease and services charges are assessed to our operating segments for the use of these assets and services at fair market value rates.

The following tables present our operating results by segment for December 25, 2021 and December 26, 2020.

	Year Ended December 25, 2021

	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	$3,418,337	$2,148,142	$2,698,434	$362,473	$8,748	$8,636,134
Cost of goods sold	3,120,634	1,683,466	2,167,405	237,696	19,966	7,229,167
Gross profit	297,703	464,676	531,029	124,777	(11,218)	1,406,967
Selling, general, administrative expenses	169,033	200,194	267,292	52,204	(6,470)	682,253
Other	(94)	(456)	(493)	(2,237)	(9,560)	(12,840)
Earnings from operations	$128,764	$264,938	$264,230	$74,810	$4,812	$737,554

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 26, 2020

	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	$2,167,122	$1,072,117	$1,695,684	$217,094	$1,981	$5,153,998
Cost of goods sold	1,874,114	895,466	1,433,469	147,117	3,536	4,353,702
Gross profit	293,008	176,651	262,215	69,977	(1,555)	800,296
Selling, general, administrative expenses	137,641	97,146	179,516	34,471	(4,178)	444,596
Other	56	(3,873)	13,690	775	(774)	9,874
Earnings from operations	$155,311	$83,378	$69,009	$34,731	$3,397	$345,826

The following tables present the components of our operating results as a percentage of net sales by segment for December 25, 2021 and December 26, 2020.

	Year Ended December 25, 2021

	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	91.3	78.4	80.3	65.6	—	83.7
Gross profit	8.7	21.6	19.7	34.4	—	16.3
Selling, general, administrative expenses	4.9	9.3	9.9	14.4	—	7.9
Other	(0.1)	—	—	(0.6)	—	(0.1)
Earnings from operations	3.8%	12.3%	9.8%	20.6%	—	8.5%

Note: Actual percentages are calculated and may not sum to total due to rounding.

	Year Ended December 26, 2020

	Retail	Industrial	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	86.5	83.5	84.5	67.8	—	84.5
Gross profit	13.5	16.5	15.5	32.2	—	15.5
Selling, general, administrative expenses	6.4	9.1	10.6	15.9	—	8.6
Other	—	(0.4)	0.8	0.4	—	0.2
Earnings from operations	7.2%	7.8%	4.1%	16.0%	—	6.7%

Note: Actual percentages are calculated and may not sum to total due to rounding.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET SALES

We design, manufacture and market wood and wood-alternative products, primarily used to enhance outdoor living environments, for national home centers and other retailers; roof trusses, structural lumber and panels, and other products for the manufactured housing industry; engineered wood components for residential and commercial construction, customized interior fixtures, millwork, and casework used in a variety of retail, commercial and other structures; and structural wood packaging, other packing materials, and OEM components for various industries. Our strategic long-term sales objectives include:

●	Maximizing unit sales growth while achieving return on investment goals. The following table presents estimates, for the periods indicated, of our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units	Acquisition Unit Change	Organic Unit Change
2021 versus 2020	67.6%	39.6%	28.0%	24.0%	4.0%
2020 versus 2019	16.7%	10.7%	6.0%	1.0%	5.0%

●	Diversifying our end market sales mix by increasing sales of specialty wood and protective packaging to industrial users, increasing our penetration of the concrete forming market, increasing our sales of engineered wood components for custom home, multi-family, military and light commercial construction, increasing our market share with independent retailers, and increasing our sales of customized interior fixtures, casework and millwork used in a variety of commercial markets.
●	Expanding geographically in our core businesses, domestically and internationally.
●	Increasing our sales of "value-added" products and enhancing our product offering with new or improved products. Value-added products generally consist of fencing, decking, lattice, and other specialty products sold to the retail segment, structural wood packaging, engineered wood components, customized interior fixtures, manufactured and assembled concrete forms, and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist of products manufactured with wood and non-wood composites, metals and plastics. Although we consider the treatment of dimensional lumber and panels with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Remanufactured lumber and panels that are components of finished goods are also generally categorized as “commodity-based” products.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales by our segments (Retail, Industrial, Construction, and All Other and Corporate).

	Year Ended December 25, 2021		Year Ended December 26, 2020
	Value-Added	Commodity-Based	Value-Added	Commodity-Based
Retail	43.2%	56.8%	53.8%	46.2%
Industrial	67.7%	32.3%	64.7%	35.3%
Construction	73.0%	27.0%	76.3%	23.7%
All Other and Corporate	74.9%	25.1%	75.6%	24.4%
Total Sales	59.7%	40.3%	64.3%	35.7%

Note: Certain prior year product reclassifications and the change in designation of certain products as "value-added" resulted in a change in prior year's sales.

The increase in our ratio of commodity-based product sales to total sales reflected in the table above is primarily due to the impact of higher average lumber prices in 2021 on sales of commodity-based products and the product mix of recently acquired businesses. Selling prices of commodity-based products are generally indexed to the current Lumber Market at the time they are shipped, and lumber costs comprise a higher percentage of the selling price than they do for value-added products. The acquisition of Sunbelt and Spartanburg also contributed to the increase in commodity-based sales of treated lumber in our retail segment, while PalletOne contributed to the increase in value-added sales in the industrial segment. Our overall unit sales of value-added products increased approximately 23% in 2021 compared to 2020, including a 16% contribution from acquisitions and 7% organic growth. Our unit sales of commodity-based products increased approximately 37%, due primarily from the acquisition of Sunbelt and Spartanburg.

●	Developing new products. We define new products as those that will generate sales of at least $1 million per year within 4 years of launch and are still growing and gaining market penetration. Our goal was to achieve annual new product sales of at least $575 million in 2021. New product sales and gross profits in 2021 were up 56% and 47%, respectively, from the prior year. Acquisitions contributed approximately $48 million to new product sales in 2021. Approximately $13 million of new product sales for 2020, while still sold, were sunset in 2021 and excluded from the table below because they no longer meet the definition above. The table below presents new product sales in thousands.

	New Product Sales by Segment
	Year Ended
	December 25,	December 26,	%
	2021	2020	Change
Retail	$510,266	$401,539	27.1%
Industrial	177,214	72,574	144.2%
Construction	135,644	54,060	150.9%
All Other and Corporate	18,735	11,451	63.6%
Total New Product Sales	$841,859	$539,624	56.0%

Note: Certain prior year product reclassifications and the change in designation of certain products as "new" resulted in a change in prior year's sales.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Retail Segment:

Net sales to the retail segment increased 58% in 2021 compared to 2020 due to a 27% increase in selling prices and a 35% increase in unit sales from acquired operations, offset by a 4% decrease in organic unit sales. Organic unit increases of 17% of UFP Edge, 9% of Deckorators, and 5% of Outdoor Essentials, were offset by organic unit declines of 15% of ProWood and 12% of Handprint. The organic increases mentioned above were primarily due to capacity expansion and initiatives to gain market share in these product categories, while the decline in unit sales of ProWood and Handprint are attributed to a shift in consumer spending as a result of the end of pandemic-related restrictions on certain activities. In addition, new product sales increased approximately 27.1% to $510 million in 2021 compared to 2020, and the transfer of approximately $48 million in sales to the retail segment from the construction segment contributed to unit growth in retail. Finally, our sales to big box customers increased 53%, and sales to other independent retailers increased 67%.

Gross profits increased 1.6% to $298 million in 2021 compared to 2020. Our change in gross profits was attributable to the following:

●	Our Retail Building Materials business unit contributed $23.2 million to the increase. The increase is primarily due to unit sales growth and rising lumber and panel prices combined with effective inventory positioning.
●	Acquisitions contributed $10.4 million to the increase.
●	Our UFP Edge business unit decreased by approximately $5.6 million.
●	Our Deckorators, Outdoor Essentials, Handprint, and E-Commerce business units were less significant, and collectively these units contributed $2.5 million of additional gross profit.
●	Our ProWood business unit decreased by $25.8 million, primarily due to the impact of falling lumber prices from June through October of 2021 on ProWood’s pressure-treated products that are sold at a variable price. Conversely, lumber prices rose during most of 2020 as a result of unexpectedly strong demand.

Selling, general and administrative (“SG&A”) expenses increased by approximately $31.4 million, or 22.8%, in 2021 compared to 2020. The SG&A of recently acquired businesses contributed approximately $19.2 million to this increase. Accrued bonus expense, which varies with our overall profitability and return on investment, decreased approximately $0.6 million and totaled approximately $34.7 million in 2021. The remaining increase was primarily due to increases in salaries and wages, sales compensation, and travel related expenses, which were partially offset by a decline in merchandising costs.

Earnings from operations of the Retail reportable segment decreased in 2021 compared to 2020 by $26.5 million, or 17.1%, as a result of the factors mentioned above.

Industrial Segment:

Net sales to the industrial segment increased 100% in 2021 compared to 2020 due to a 60% increase in selling prices attributable to the Lumber Market and favorable sales mix changes, a 5% increase in organic unit sales and a 35% increase in unit sales from recent acquisitions.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profits increased by $288.0 million, or 163%, to $464.7 million in 2021 compared to 2020.  Acquisitions contributed $81.0 million to the increase in gross profit. The remaining increase was primarily due to organic unit sales growth and leveraging fixed costs, value-based pricing initiatives resulting in an increase in our selling prices, and favorable changes in our sales mix of value-added products. Additionally, in 2021, strong demand and unusually high lumber market volatility has allowed us to re-price our products more frequently to protect margins.

Selling, general and administrative (“SG&A”) expenses increased by approximately $103.0 million, or 106.1%, in 2021 compared to 2020. Acquired operations in 2021 contributed approximately $23.0 million to total SG&A expenses. Accrued bonus expense increased approximately $52.3 million compared to last year and totaled approximately $71.1 million for 2021. The remaining increase was primarily due to increases in salaries and wages and sales incentive compensation.

Earnings from operations of the Industrial reportable segment in 2021 increased by $181.6 million, or 217.8%, compared to 2020 due to the factors discussed above.

Construction Segment:

Net sales to the construction segment increased 59% in 2021 compared to 2020 due to a 42% increase in selling prices, organic unit sales growth of 14%, and 3% growth from acquisitions. The organic unit increase was comprised of a 25% increase in factory-built housing, a 15% in site-built housing, and a 15% in commercial construction. These increases were offset by a unit decline of 30% in concrete forming. As discussed above, the transfer of $48 million in sales to the retail segment contributed to the unit decline in the concrete forming business unit.

Gross profits increased by $268.8 million, or 102.5% to $531.0 million in 2021 compared to 2020. The increase in our gross profit was comprised of the following factors:

●	Our site-built housing business unit increased by $157.4 million due to unit sales growth and leveraging fixed costs and higher selling prices. Additionally, in 2021, strong demand and unusually high lumber market volatility has allowed us to re-price our products more frequently to protect margins.
●	Our factory-built housing business unit increased by $79.8 million as a result of increased unit sales and leveraging fixed costs and favorable trends in lumber prices. Commodity-based and value-added products increased $34 million and $39 million, respectively.
●	Our commercial business unit increased $19.1 million as a result of an increase in unit sales, better productivity due to efforts to reduce our capacity to align with the current level of demand, increases in selling prices, and other operational improvements.
●	Acquired businesses contributed $6.3 million.
●	Our concrete forming business unit increased $6.2 million.

SG&A expenses increased by approximately $87.8 million, or 48.9%, in 2021 compared to 2020. Acquired operations in 2021 contributed approximately $5.8 million to total SG&A expenses. Accrued bonus expense increased approximately $52.2 million compared to last year and totaled approximately $70.8 million for 2021. The remaining increase was primarily due to the $11.5 million Goodwill impairment in the prior year and increases in salaries and wages, sales incentive compensation, and travel related expenses in the current year.

Earnings from operations of the Construction reportable segment increased in 2021 compared to 2020 by $195.2 million, or 282.9%, due to the factors mentioned above.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All Other Segment:

Our All Other reportable segment consists of our International and Ardellis (our insurance captive) segments that are not significant to our overall results.

Corporate:

The corporate segment primarily consists of net sales and gross profits on sales to external customers initiated by UFP Purchasing and UFP Transportation and over (under) allocated costs that are not significant

INTEREST EXPENSE

Interest expense increased in 2021 compared to 2020, due primarily to an increase in borrowings to fund current year acquisitions and increases in net working capital.  See “Note C of Notes to the Consolidated Financial Statements”.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes, and permanent tax differences. Our effective tax rate was 23.9% in 2021 compared to 25.5% in 2020. The decrease was primarily due to a reduction in certain permanent tax differences compared to the prior year, none of which are individually significant, non-deductible goodwill impairment expense recorded in 2020, and a valuation allowance recorded in 2020 against deferred tax assets related to net operating loss carryforwards of foreign subsidiaries in our commercial business unit totaling approximately $3.6 million.

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments. The following table summarizes our contractual obligations as of December 25, 2021 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and finance lease obligations	$42,649	$49,048	$285	$228,268	$320,250
Estimated interest on long-term debt and finance lease obligations	11,214	18,959	15,657	41,064	86,894
Operating leases	26,378	36,882	24,304	27,123	114,687
Capital project purchase obligations	78,234	—	—	—	78,234
Total	$158,475	$104,889	$40,246	$296,455	$600,065

As of December 25, 2021, we also had $54.2 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 25,	December 26,
	2021	2020
Cash from operating activities	$512,477	$336,477
Cash used in investing activities	(611,187)	(154,718)
Cash from (used in) financing activities	(45,006)	85,221
Effect of exchange rate changes on cash	(1,669)	962
Net change in cash and cash equivalents	(145,385)	267,942
Cash, cash equivalents, and restricted cash, beginning of year	436,608	168,666
Cash, cash equivalents, and restricted cash, end of year	$291,223	$436,608

In general, we fund our growth through a combination of operating cash flows, our revolving credit facility, industrial development bonds (when circumstances permit), and issuance of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance growth except in the case of a large acquisition. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization. We believe these financial ratios are among many other important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.

Seasonality has a significant impact on our working capital due to our primary selling season which occurs during the period from March to September. Consequently, our working capital increases during our first and second quarters resulting in negative or modest cash flows from operations during those periods. Conversely, we experience a substantial decrease in working capital once we move beyond our peak selling season which typically results in significant cash flows from operations in our third and fourth quarters. As explained in more detail below, the unusually large increase in lumber prices this year, as well as the significant increase in sales, resulted in a more significant increase in net working capital this year relative to prior years.

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days sales are outstanding plus days supply of inventory less days payables are outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle increased to 57 days in 2021 from 48 days in 2020.

	Twelve Months Ended
	December 25,	December 26,
	2021	2020
Days of sales outstanding	34	32
Days supply of inventory	43	36
Days payables outstanding	(20)	(20)
Days in cash cycle	57	48

The increase in our days of sales outstanding and days supply of inventory in 2021 was primarily due to PalletOne and other acquisitions. Lower retail demand than our customers anticipated from our inventory planning also contributed to our days supply of inventory.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our cash flows from operating activities in 2021 was $512.5 million, which was comprised of net earnings of $552.4 million and $114.8 million of non-cash expenses, offset by a $12.0 million gain on sale of assets and $142.7 million increase in working capital since the end of December 2020. The increase in our working capital was due to higher year over year lumber prices and increased demand in our industrial and construction segments. Comparatively, cash generated from operating activities was approximately $336.5 million in 2020, which was comprised of net earnings of $253.9 million, $85.3 million of non-cash expenses (including $11.5 million of goodwill impairment charges), and a $2.7 million increase in working capital since the end of December 2019.

Our cash used in investing activities during 2021 was $611.2 million, reflecting purchases of property, plant, and equipment totaling $151.2 million and business acquisitions totaling $476.0 million. See “Note C of Notes to the Consolidated Financial Statements”. Our outstanding purchase commitments on existing capital projects totaled approximately $52.7 million on December 25, 2021. Capital spending primarily consists of several projects to expand capacity to manufacture new and value-added products, achieve efficiencies through automation, make improvements to a number of facilities, and increase our transportation capacity (tractors, trailers) in order to meet higher volumes and replace old rolling stock. Notable areas of capital spending include projects to:

●	Increase the capacity and efficiency of our plants that produce our Deckorators mineral-based composite and wood-plastic composite decking,
●	Expand our capacity to produce UFP Edge siding, pattern and trim products, machine-built pallets, engineered wood and metal components for site-built construction, and
●	Invest in automation opportunities.

Finally, we sold property, plants, and equipment for proceeds of $30.0 million, consisting of $21 million from the sale of real estate and $9 million from the sale of equipment. The sale and purchase of investments totaling $14.9 million and $23.8 million, respectively, are due to investment activity in our captive insurance subsidiary.

Cash flows used in financing activities during 2021 primarily consisted of the payment of quarterly dividends totaling $40.2 million and distributions to noncontrolling interests of $6.8 million. Comparatively in 2020, cash flows from financing activities primarily consisted of proceeds of $150.0 million from the issuance of Senior E, F and G Notes in order to take advantage of lower interest rates, $30.7 million in dividend payments, and $29.2 million in share repurchases when our stock price declined as a result of the pandemic. The increase in our dividends is primarily due to an increase in the rates our board approved as a result of our growth in earnings and operating cash flow.

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

On August 10, 2020, we entered into an unsecured Note Purchase Agreement (the "Agreement") under which we issued our 3.04% Series 2020 E Senior Notes, due August 10, 2032, in the aggregate principal amount of $50 million, our 3.08% Series 2020 F Senior Notes, due August 10, 2033, in the aggregate principal amount of $50 million, and our 3.15% Series 2020 G Senior Notes, due August 10, 2035, in the aggregate principal amount of $50 million. Proceeds from the sale of the Series E, F and G Senior Notes were used to fund the acquisition of PalletOne.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On December 25, 2021, we had $7.8 million outstanding on our $550 million revolving credit facility, and we had approximately $535.1 million in remaining availability after considering $7.1 million in outstanding letters of credit.  Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were in compliance with all our covenant requirements on December 25, 2021.

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

On our annual testing date of September 25, 2021, the fair values exceed the carrying values for each of the Company’s reporting units. There were no indicators for impairment for any of the reporting units. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

In the prior year, we experienced significantly lower than expected operating results within our commercial reporting unit, which is within the Construction segment.  It was determined that the carrying value of the reporting unit exceeded its fair value and we recorded a non-cash goodwill impairment charge of $11.5 million as of  December 26, 2020, which represented the entire amount of the goodwill recorded within the reporting unit, as a result.

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

FORWARD OUTLOOK

GOALS

Our long-term objectives include:

●	Growing our annual unit sales by 5 to 7 percent. We anticipate smaller tuck-in acquisitions will contribute toward this goal;
●	Achieving and sustaining a 10 percent EBITDA margin by continuing to enhance our capabilities and grow our portfolio of value-added products as well as growth of our portfolio of value-added products;
●	Earning an incremental return on new investment over our cost of capital, and;
●	Maintaining a conservative capital structure.

RETAIL SEGMENT

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 3.1% compounded annual growth rate through 2024. Most recently, large “big box” customers like The Home Depot and Lowes have cautioned that they cannot predict if pandemic driven demand trends will continue. The Home Depot has stated that if the demand environment during the last half of 2021 were to persist through the current year, it would imply slightly positive sales growth in 2022. Lowe’s has forecasted a decline of 1% to an increase of 1% in comparable sales in 2022. Sales of our Retail Solutions segment comprised approximately 39.6% of our annual sales in 2021.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our long-term goal is to achieve sales growth by:

●	Increasing our market share of value-added products, including our Deckorators, Edge, Outdoor Essentials and Handprint product lines. Continued investment in capacity for Deckorators and Edge is expected to contribute to this increase.
●	Developing new products and increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.
●	Acquiring businesses in core product categories when those opportunities exist.
●	Adding new products and customers through strategic business acquisitions or alliances.

INDUSTRIAL SEGMENT

Our goal is to increase our sales of wood, wood alternative, and protective packaging products to a wide variety of industrial customers and manufactured wood components for OEM users. We believe the vast amount of hardwood and softwood lumber consumed for industrial applications, combined with the highly fragmented nature of this market, provides us with market share growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization. In addition, purchasers of packaging products with a wide geographic footprint increasingly desire to reduce the number of suppliers they buy from, which provides an opportunity to gain market share due to our international presence.  We plan to continue to obtain market share by expanding our manufacturing capacity, enhancing our capabilities and product offerings to enhance the solutions we offer our customers, and improving our ability to serve large regional and international customers in targeted markets. We plan to continue to pursue acquisition opportunities that meet our strategic criteria and help us meet these objectives. As discussed previously, the recently implemented reorganization of our business is intended to promote revenue growth through the introduction of new products, including protective and other packaging materials, and enhanced expertise in this market as well as improved earnings through more efficient use of our people, resources and capital.

Market indicators that should be considered when evaluating future demand for our products in the industrial segment include industrial production and the Purchasing Managers Index. Industrial Production in the United States is estimated to stand at 0.9% in 2022. The Purchasing Managers Index is projected to trend around 56 points in 2023 and 52.4 points in 2024. Sales in this segment comprised approximately 24.9% of our annual sales in 2021.

CONSTRUCTION SEGMENT

The National Association of Home Builders forecasts a 3.0% increase in manufactured home shipments in 2022 followed by a 1.0% increase in 2023. We currently supply approximately 45.0% of the trusses used in manufactured housing and we will strive to maintain our market share of trusses produced for this market. Sales of our Factory Built business unit within our Construction segment comprised approximately 12.7% of our annual sales in 2021.

The Mortgage Bankers Association of America forecasts a 5.0% increase in national housing starts to an estimated 1.7 million starts in 2022. The National Association of Home Builders forecasts starts of $1.6 million, a 3.0% increase from 2021. We believe we are well-positioned to capture our share of any increase that may occur in housing starts in the regions we operate, which is primarily Texas, Colorado, the mid-Atlantic states, and the Northeast. However, due to our conservative approach to adding capacity to serve this market and focus on managing potential channel conflicts with certain customers, our growth may trail the market in future years. Sales of our Site Built business unit within our Construction segment comprised approximately 13.8% of our annual sales in 2021.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-residential construction spending is a market indicator that should be considered when evaluating future demand for our products in our Commercial and Concrete Forming business units within our Construction segment. Sales in these business units comprised approximately 3.0% and 1.7%, respectively, of our annual sales in 2021.

GROSS PROFIT

We believe the following factors may impact our gross profits and margins in the future:

●	End market demand and our ability to grow and leverage fixed costs and price our products based on the value we offer our customers.
●	The effective implementation of our strategy to focus and manage our operations around the markets we serve.
●	Our ability to maintain market share and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.
●	Sales mix of value-added and commodity products.
●	Fluctuations in the relative level of the Lumber Market and trends in the market price of lumber. (See "Impact of the Lumber Market on our Operating Results.")
●	Fuel and transportation costs.
●	Rising labor and benefit costs.
●	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through continuous improvement activities, automation, and other initiatives.
●	Changes in corporate income tax rates and the cost of complying with new or increased government regulations.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased due to acquisitions and added personnel hired to take advantage of growth opportunities and execute our initiatives intended to increase our sales of new products and improve our sales mix of value-added products. We anticipate our trend of increases in these costs will continue in 2022; however, our objective is to reduce these costs on a per unit basis and as a percentage of gross profits as we grow through the improved productivity of our people and as a result of fixed costs. In addition, bonus and other incentive expenses for all salaried and sales employees is based on our profitability and the effective management of our assets and will continue to fluctuate based on our results. See Note H — Common Stock for discussion of future compensation costs related to long-term share-based bonus awards.

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

Additionally, we expect to spend between $175 million to $225 million on capital expenditures, incur depreciation of approximately $98 million, and incur amortization and other non-cash expenses of approximately $20 million in 2022.

On December 25, 2021, we had outstanding purchase commitments on capital projects of approximately $52.7 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

Our dividend rates are reviewed and approved at each of our January, April, July, and October board meetings and payments are made in March, June, September, and December of each year. Our board considers our dividend yield, payout ratios relative to earnings and operating cash flow, and potential variability of future results, among other factors, as part of its decision-making process.

We have a share repurchase program approved by our Board of Directors, and as of February 15, 2022, we have remaining authorization to buy back approximately 2.6 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of UFP Industries, Inc. and subsidiaries (the “Company”) as of December 25, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 25, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 25, 2021, of the Company and our report dated February 23, 2022, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

February 23, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UFP Industries, Inc. and subsidiaries (the "Company") as of December 25, 2021 and December 26, 2020, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 25, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 25, 2021 and December 26, 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 25, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 25, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2022, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matter

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

Purchase Accounting for the PalletOne, Inc. Acquisition – Refer to C to the financial statements

Critical Audit Matter Description

On December 28, 2020, the Company acquired PalletOne, Inc. for $259 million. The transaction was accounted for using the purchase price method of accounting. The purchase price, including capitalized acquisition-related costs, was allocated based on the relative fair value of the assets acquired and liabilities assumed, which were determined using valuation information obtained from published market data, an external valuation specialist for certain acquired assets, and the Company’s historical knowledge of acquiring comparable assets and liabilities.

We identified the acquisition of PalletOne, Inc. as a critical audit matter because of the estimates management makes to determine the relative fair value of the assets acquired and liabilities assumed. This required auditor judgement and an increased extent of audit effort, including the use of our fair value specialists for the valuation of the real, tangible, and intangible assets.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the relative fair value of the assets acquired and liabilities assumed of PalletOne, Inc. included the following, among others:

●	We assessed the knowledge, skill, ability, and objectivity of management’s valuation group and evaluated the work performed.
●	With the assistance of our fair valuation specialists, we evaluated the reasonableness of the (1) valuation methodology for the real, personal, and intangible property and (2) discount rate of the intangible property by:
-	Testing the assumptions used considering the past performance of each acquired company and the Company’s strategic plan going forward.
-	Testing the source information underlying the determination of the discount rate and testing the mathematical accuracy of the calculation.
-	Developing a range of independent estimates of the discount rate and comparing to the discount rate utilized by management.
●	Evaluated management’s use of experts related to the valuation of certain acquired assets including qualifications and methodology.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

February 23, 2022

We have served as the Company's auditor since 2014.

UFP INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)
	December 25,	December 26,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$286,662	$436,507
Restricted cash	4,561	101
Investments	36,495	24,308
Accounts receivable, net	737,805	470,504
Inventories:
Raw materials	416,043	316,481
Finished goods	547,277	250,813
Total inventories	963,320	567,294
Refundable income taxes	4,806	5,836
Other current assets	39,827	33,812
TOTAL CURRENT ASSETS	2,073,476	1,538,362
DEFERRED INCOME TAXES	3,462	2,413
RESTRICTED INVESTMENTS	19,310	17,565
RIGHT OF USE ASSETS	96,703	77,245
OTHER ASSETS	31,876	20,298
GOODWILL	315,038	252,193
INDEFINITE-LIVED INTANGIBLE ASSETS	7,369	7,401
OTHER INTANGIBLE ASSETS, NET	109,017	72,252
PROPERTY, PLANT AND EQUIPMENT:
Land and improvements	163,289	128,301
Building and improvements	329,698	272,864
Machinery and equipment	632,864	525,542
Furniture and fixtures	24,063	21,110
Construction in progress	62,199	26,680
PROPERTY, PLANT AND EQUIPMENT, GROSS	1,212,113	974,497
Less accumulated depreciation and amortization	(623,093)	(557,335)
PROPERTY, PLANT AND EQUIPMENT, NET	589,020	417,162
TOTAL ASSETS	$3,245,271	$2,404,891
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Cash overdraft	$17,030	$—
Accounts payable	319,125	211,518
Accrued liabilities:
Compensation and benefits	289,196	166,478
Other	84,853	69,104
Current portion of lease liability	23,155	16,549
Current portion of long-term debt	42,683	100
TOTAL CURRENT LIABILITIES	776,042	463,749
LONG-TERM DEBT	277,567	311,607
LEASE LIABILITY	76,632	61,509
DEFERRED INCOME TAXES	60,964	25,266
OTHER LIABILITIES	37,497	59,608
TOTAL LIABILITIES	1,228,702	921,739
SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 80,000,000; issued and outstanding, 61,901,851 and 61,205,780	61,902	61,206
Additional paid-in capital	243,995	218,224
Retained earnings	1,678,121	1,182,680
Accumulated other comprehensive loss	(5,405)	(1,794)
Total controlling interest shareholders’ equity	1,978,613	1,460,316
Noncontrolling interest	37,956	22,836
TOTAL SHAREHOLDERS’ EQUITY	2,016,569	1,483,152
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,245,271	$2,404,891

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)
	Year Ended
	December 25,	December 26,	December 28,
	2021	2020	2019
NET SALES	$8,636,134	$5,153,998	$4,416,009
COST OF GOODS SOLD	7,229,167	4,353,702	3,730,491
GROSS PROFIT	1,406,967	800,296	685,518
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	682,253	444,596	439,047
OTHER (GAINS) LOSSES, NET	(12,840)	9,874	1,565
EARNINGS FROM OPERATIONS	737,554	345,826	244,906
INTEREST EXPENSE	13,814	9,311	8,700
INTEREST AND INVESTMENT INCOME	(6,498)	(4,468)	(4,468)
EQUITY IN EARNINGS OF INVESTEE	3,902	—	—
	11,218	4,843	4,232
EARNINGS BEFORE INCOME TAXES	726,336	340,983	240,674
INCOME TAXES	173,972	87,101	58,270
NET EARNINGS	552,364	253,882	182,404
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(16,724)	(7,104)	(2,754)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$535,640	$246,778	$179,650

EARNINGS PER SHARE – BASIC	$8.61	$4.00	$2.91
EARNINGS PER SHARE – DILUTED	$8.59	$4.00	$2.91

OTHER COMPREHENSIVE INCOME:
NET EARNINGS	552,364	253,882	182,404
OTHER COMPREHENSIVE GAIN (LOSS)	(5,296)	5,967	1,513
COMPREHENSIVE INCOME	547,068	259,849	183,917
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(15,039)	(9,976)	(3,218)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$532,029	$249,873	$180,699

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)
	Controlling Interest Shareholders’ Equity
				Accumulated
		Additional		Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling
	Stock	Capital	Earnings	Earnings	Interest	Total
Balance on December 29, 2018	$60,884	$178,540	$839,917	$(5,938)	$15,281	$1,088,684
Net earnings			179,650		2,754	182,404
Foreign currency translation adjustment				568	464	1,032
Unrealized gain (loss) on investment & foreign currency				481		481
Distributions to noncontrolling interest					(2,143)	(2,143)
Additional purchase of noncontrolling interest		(4,737)			(2,338)	(7,075)
Cash dividends - $0.40 per share			(24,549)			(24,549)
Issuance of 33,647 shares under employee stock purchase plan	34	1,059				1,093
Issuance of 309,628 shares under stock grant programs	310	5,654	4			5,968
Issuance of 181,565 shares under deferred compensation plan	181	(181)				—
Expense associated with share-based compensation arrangements		3,843				3,843
Accrued expense under deferred compensation plans		7,995				7,995
Balance on December 28, 2019	$61,409	$192,173	$995,022	$(4,889)	$14,018	$1,257,733
Net earnings			246,778		7,104	253,882
Foreign currency translation adjustment				1,373	2,872	4,245
Unrealized gain on debt securities				1,722		1,722
Distributions to noncontrolling interest					(933)	(933)
Noncontrolling interest related to business combinations		130			(225)	(95)
Cash dividends - $0.50 per share			(30,669)			(30,669)
Issuance of 35,133 shares under employee stock purchase plan	35	1,360				1,395
Issuance of 390,720 shares under stock grant programs	390	12,140	5			12,535
Issuance of 127,735 shares under deferred compensation plan	128	(128)				—
Repurchase of 756,397 shares	(756)		(28,456)			(29,212)
Expense associated with share-based compensation arrangements		3,905				3,905
Accrued expense under deferred compensation plans		8,644				8,644
Balance on December 26, 2020	$61,206	$218,224	$1,182,680	$(1,794)	$22,836	$1,483,152
Net earnings			535,640		16,724	552,364
Foreign currency translation adjustment				(2,584)	(1,685)	(4,269)
Unrealized gain on investments and other				(1,027)		(1,027)
Distributions to noncontrolling interest					(6,750)	(6,750)
Noncontrolling interest related to business combinations					6,831	6,831
Cash dividends - $0.65 per share			(40,209)			(40,209)
Issuance of 33,104 shares under employee stock purchase plan	33	2,083				2,116
Issuance of 546,235 shares under stock grant programs	546	3,506	10			4,062
Issuance of 116,732 shares under deferred compensation plan	117	(117)				—
Expense associated with share-based compensation arrangements		11,071				11,071
Accrued expense under deferred compensation plans		9,228				9,228
Balance on December 25, 2021	$61,902	$243,995	$1,678,121	$(5,405)	$37,956	$2,016,569

See notes to consolidated financial statements

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended
	December 25,	December 26,	December 28,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$552,364	$253,882	$182,404
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	84,184	63,964	60,494
Amortization of intangibles	13,948	8,716	6,325
Expense associated with share-based and grant compensation arrangements	11,224	4,034	4,007
Deferred income taxes	5,653	1,857	7,176
Unrealized gain on investments and other	(4,118)	(2,076)	(2,523)
Equity in earnings of investee	3,902	—	—
Net gain on sale and disposition of assets	(11,992)	1,470	1,565
Goodwill impairment	—	11,485	—
Gain from reduction of estimated earnout liability	—	(4,134)	—
Changes in:
Accounts receivable	(85,439)	(87,552)	(16,872)
Inventories	(260,301)	(76,022)	73,120
Accounts payable and cash overdraft	78,060	62,405	(24,132)
Accrued liabilities and other	124,992	98,448	57,727
NET CASH PROVIDED BY OPERATING ACTIVITIES	512,477	336,477	349,291
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(151,166)	(89,182)	(84,933)
Proceeds from sale of property, plant and equipment	29,973	2,922	1,777
Acquisitions and purchases of non-controlling interest, net of cash received	(475,960)	(65,255)	(39,122)
Investment in life insurance contracts	—	—	(15,253)
Purchases of investments	(23,797)	(28,054)	(13,352)
Proceeds from sale of investments	14,882	24,805	9,828
Other	(5,119)	46	(982)
NET CASH USED IN INVESTING ACTIVITIES	(611,187)	(154,718)	(142,037)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	892,072	6,862	422,057
Repayments under revolving credit facilities	(888,695)	(6,498)	(460,537)
Contingent consideration payments and other	(3,176)	(5,787)	(3,136)
Issuance of long-term debt	—	150,000	—
Proceeds from issuance of common stock	2,116	1,395	1,093
Dividends paid to shareholders	(40,209)	(30,669)	(24,549)
Distributions to noncontrolling interest	(6,750)	(932)	(2,216)
Repurchase of common stock	—	(29,212)	—
Other	(364)	62	20
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(45,006)	85,221	(67,268)
Effect of exchange rate changes on cash	(1,669)	962	482
NET CHANGE IN CASH AND CASH EQUIVALENTS	(145,385)	267,942	140,468
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	436,608	168,666	28,198
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$291,223	$436,608	$168,666

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents, beginning of period	$436,507	$168,336	$27,316
Restricted cash, beginning of period	101	330	882
Cash, cash equivalents, and restricted cash, beginning of period	$436,608	$168,666	$28,198

Cash and cash equivalents, end of period	$286,662	$436,507	$168,336
Restricted cash, end of period	4,561	101	330
Cash, cash equivalents, and restricted cash, end of period	$291,223	$436,608	$168,666

SUPPLEMENTAL INFORMATION:
Interest paid	$14,077	$7,204	$8,763
Income taxes paid	167,043	77,964	50,224
NON-CASH INVESTING ACTIVITIES
Capital expenditures included in accounts payable	3,256	—	—
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$7,487	$6,870	$6,229

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2021, 2020, and 2019 relate to the fiscal years ended December 25, 2021, December 26, 2020, and December 28, 2019, respectively. Fiscal years 2021, 2020, and 2019 were comprised of 52 weeks.

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

Our investment portfolio includes restricted investments within our wholly-owned subsidiary, Ardellis Insurance Ltd. There are $19.3 million of restricted investments recorded as of December 25, 2021.

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

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 25, 2021:
Allowance for possible losses on accounts receivable	$4,629	$66,883	$(66,427)	$5,085
Year Ended December 26, 2020:
Allowance for possible losses on accounts receivable	$4,440	$48,954	$(48,765)	$4,629
Year Ended December 28, 2019:
Allowance for possible losses on accounts receivable	$2,601	$39,481	$(37,642)	$4,440
*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $7.8 million and $8.7 million as of December 25, 2021 and December 26, 2020, respectively. All amounts are expected to be collected within 18 months. Concentration of accounts receivable related to our two largest customers totaled $87.6 million and $97.9 million as of December 25, 2021 and December 26, 2020, respectively.

In June 2016, the FASB issued ASU 2016-13, Financial Instrument-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13), which changes the current incurred loss model to a forward looking expected credit loss model for most financial assets, such as trade and other receivables, loans and other instruments. The ASU is effective for fiscal years beginning after December 15, 2019. Entities are required to apply the provisions of the standard through a cumulative-effect adjustment to retained earnings as of effective date. We have adopted the new standard as of the beginning of fiscal year 2020 and have concluded the standard does not have a material impact on our consolidated financial statements and disclosures, accounting processes, and internal controls.

INVENTORIES

Inventories are stated at the lower of cost or market. The cost of inventories includes raw materials, direct labor, and manufacturing overhead. Cost is determined on a weighted average basis. Raw materials consist primarily of unfinished wood products and other materials expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale. We have inventory on consignment at customer locations valued at $37.8 million as of December 25, 2021 and $20.8 million as of December 26, 2020.

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

Software costs are included in machinery and equipment on the balance sheet with gross amounts and accumulated amortization totaling $6.0 million and $5.3 million as of December 25, 2021, and $5.5 million and $4.9 million as of December 26, 2020, respectively.

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

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to impairment tests at least annually in accordance with ASC 350, Intangibles-Goodwill and Other. We review the carrying amounts of goodwill and other non-amortizable intangibles by reporting unit to determine if such assets may be impaired. As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 25, 2021, all other reporting units had a fair value that was substantially in excess of the carrying value. In the fourth quarter of 2020, we recorded a non-cash goodwill impairment charge of $11.5 million related to the commercial reporting unit within our construction segment. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

Our annual testing date for evaluating goodwill and indefinite-lived intangible asset impairment is the first day of our fourth fiscal quarter for all reporting units. Additionally, we review various triggering events throughout the year to determine whether a mid-year impairment analysis is required.

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

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 25, 2021 and December 26, 2020. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) to certain third parties. As of December 25, 2021, Ardellis had 43 such contracts in place. Reserves associated with these contracts were $7.1 million at December 25, 2021, and $4.5 million at December 26, 2020, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

Certain customer products that we provide require installation by the Company or a third party. Installation revenue is recognized upon completion. If we use a third party for installation, the party will act as an agent to us until completion of the installation. Installation revenue represents an immaterial share of our total net sales.

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

The following table presents our net sales disaggregated by revenue source (in thousands):

	Year Ended
	December 25,	December 26,	December 28,	2021 vs. 2020	2020 vs. 2019
	2021	2020	2019	% Change	% Change
FOB Shipping Point Revenue	$8,512,012	$5,025,895	$4,272,583	69.4%	17.6%
Construction Contract Revenue	124,122	128,103	143,426	(3.1)%	(10.7)%
Total Net Sales	$8,636,134	$5,153,998	$4,416,009	67.6%	16.7%

The Construction segment comprises the construction contract revenue shown above. Construction contract revenue is primarily made up of site-built and framing customers.

The following table presents the balances of over time accounting accounts on December 25, 2021 and December 26, 2020 which are included in “Other current assets” and “Accrued liabilities: Other”, respectively (in thousands):

	December 25,	December 26,
	2021	2020
Cost and Earnings in Excess of Billings	$5,602	$4,169
Billings in Excess of Cost and Earnings	10,744	11,530

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

	December 25,	December 26,	December 28,
	2021	2020	2019
Numerator:
Net earnings attributable to controlling interest	$535,640	$246,778	$179,650
Adjustment for earnings allocated to non-vested restricted common stock	(17,342)	(6,903)	(4,496)
Net earnings for calculating EPS	$518,298	$239,875	$175,154
Denominator:
Weighted average shares outstanding	62,209	61,632	61,649
Adjustment for non-vested restricted common stock	(2,014)	(1,724)	(1,543)
Shares for calculating basic EPS	60,195	59,908	60,106
Effect of dilutive restricted common stock	159	20	24
Shares for calculating diluted EPS	60,354	59,928	60,130
Net earnings per share:
Basic	$8.61	$4.00	$2.91
Diluted	$8.59	$4.00	$2.91

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

B.FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows:

	December 25, 2021				December 26, 2020
	Quoted	Prices with			Quoted	Prices with
	Prices in	Other	Prices with		Prices in	Other	Prices with
	Active	Observable	Unobservable		Active	Observable	Unobservable
	Markets	Inputs	Inputs		Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Money market funds	$19	$9,392	$—	$9,411	$19	$4,643	$—	$4,662
Fixed income funds	1,668	16,910	—	18,578	246	16,224	—	16,470
Treasury securities	342	—	—	342	—	—	—	—
Equity securities	20,163	—	—	20,163	12,602	—	—	12,602
Alternative investments	—	—	3,785	3,785	—	—	2,040	2,040
Mutual funds:
Domestic stock funds	10,910	—	—	10,910	8,088	—	—	8,088
International stock funds	1,687	—	—	1,687	1,440	—	—	1,440
Target funds	23	—	—	23	114	—	—	114
Bond funds	146	—	—	146	147	—	—	147
Alternative funds	483	—	—	483	482	—	—	482
Total mutual funds	13,249	—	—	13,249	10,271	—	—	10,271
Total	$35,441	$26,302	$3,785	$65,528	$23,138	$20,867	$2,040	$46,045
Assets at fair value	$35,441	$26,302	$3,785	$65,528	$23,138	$20,867	$2,040	$46,045

From the assets measured at fair value as of December 25, 2021, listed in the table above, $9.0 million of money market funds are held in Cash and Cash Equivalents, $36.5 million of mutual funds, equity securities, and alternative investments are held in Investments, $0.7 million of money market and mutual funds are held in Other Assets for our deferred compensation plan, and $18.9 million of fixed income funds and $0.4 million of money market funds are held in Restricted Investments.

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

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $55.4 million as of December 25, 2021, consisting of domestic and international stocks, alternative investments, and fixed income bonds.

Ardellis’ available for sale investment portfolio, including funds held with the State of Michigan, consists of the following (in thousands):

	December 25, 2021			December 26, 2020
		Unrealized			Unrealized
	Cost	Gain	Fair Value	Cost	Gain	Fair Value
Fixed Income	$18,169	$409	$18,578	$15,325	$1,145	$16,470
Treasury Securities	342	—	342	—	—	—
Equity	15,196	4,967	20,163	9,787	2,815	12,602
Mutual Funds	9,222	3,325	12,547	8,235	1,430	9,665
Alternative Investments	3,003	782	3,785	1,904	136	2,040
Total	$45,932	$9,483	$55,415	$35,251	$5,526	$40,777

Our fixed income investments consist of a blend of US Government and Agency bonds and investment grade corporate bonds with varying maturities.  Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. Our alternative investments consist of the private real estate income trust which is valued as a Level 3 asset.  The net pre-tax unrealized gain was $9.5 million for the year ended December 25, 2021. Carrying amounts above are recorded in the investments and restricted investments line items within the balance sheet as of December 25, 2021 and December 26, 2020.

C.BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2021 and 2020, which were accounted for using the purchase method (in thousands).

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	December 20, 2021	$20,854 cash paid for 100% stock purchase	$11,481	$9,373	Industrial
Advantage Labels & Packaging, Inc. (Advantage)

Based in Grand Rapids, Michigan, Advantage provides blank and customized labels, printers, label applicators and other packaging supplies. Key industries served by the company include beer and beverage; body armor; food production and processing; greenhouse and nursery; hobby and craft; manufacturing; and automotive. The company had trailing 12-month sales through November 2021 of approximately $19.8 million.

	November 22, 2021	$11,155 cash paid for 70% stock purchase	$9,106	$2,049	Other
Ficus Pax Private Limited (Ficus)

Headquartered in Bangalore, India, Ficus manufactures mixed-material cases and crates, nail-less plywood boxes, wooden pallets and other packaging products through 10 facilities located in major industrial markets throughout southern India. Ficus also owns a majority stake in Wadpack, a manufacturer of corrugated fiber board containers, corrugated pallets and display solutions. The company had trailing 12-month sales through August 2021 of approximately $39 million USD.

	November 1, 2021	$5,984 cash paid for 100% asset purchase and estimated contingent consideration	$5,681	$303	Other
Boxpack Packaging (Boxpack)

Based near Melbourne, Australia, Boxpack specializes in flexographic and lithographic cardboard packaging, using the latest CAD design and finishing techniques. Boxpack serves multiple industries, including food and beverage, confectionary, pharmaceutical, industrial and agricultural. The company had trailing 12-month sales through June 30, 2021, of $8.2 million AUD.

	September 27, 2021	$6,443 cash paid for 100% asset purchase and estimated contingent consideration	$4,039	$2,404	Construction
Shelter Products, Inc. (Shelter)

Based in Haleyville, Alabama, Shelter operates its distribution and logistics business from an 87,800 sq.-ft. warehouse that specializes in manufactured housing industry customers. Shelter’s facility is adjacent to a UFP manufacturing facility that supplies trusses to manufactured housing builders, and the proximity will enable additional operational synergies. The Company had sales of approximately $11.4 million in 2020.

	April 29, 2021	$10,129 cash paid for 100% asset purchase	$7,099	$3,030	Construction
Endurable Building Products, LLC (Endurable)

Based near Minneapolis, Minnesota, Endurable is a leading manufacturer of customized structural aluminum systems and products for exterior purposes, such as deck framing, balconies, sunshades, railings and stairs. The company’s trademarked alumiLAST aluminum deck and balcony systems are known for their low-maintenance design and ease of installation. Endurable serves general contractors in the multifamily market throughout the U.S. and had sales of approximately $15 million in 2020.

	April 19, 2021	$8,549 cash paid for 100% asset purchase	$1,526	$7,023	Retail
Walnut Hollow Farm, Inc.

Walnut Hollow Farm, located in Wisconsin, is engaged in the business of designing, manufacturing, selling, and distributing wood products, tools, and accessories for the craft and hobby, outdoor sportsman art, personalized home décor, and hardware categories, with sales of approximately $11.6 million in 2020.

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	April 12, 2021	$153,462 cash paid for 100% asset purchase	$—	$153,462	Retail
Spartanburg Forest Products, Inc.

Headquartered in Greer, South Carolina, Spartanburg Forest Products and its affiliates are a premier wood treating operation in the U.S., with approximately 150 employees and operations in five states. Its affiliates include Appalachian Forest Products, Innovative Design Industries, Blue Ridge Wood Preserving, Blue Ridge Wood Products, and Tidewater Wood Products and had combined sales of approximately $543.0 million in 2020.

	March 1, 2021	$4,724 cash paid for 100% asset purchase and estimated contingent consideration	$4,264	$460	Other
J.C. Gilmore Pty Ltd (Gilmores)

Founded in 1988 and operating from its distribution facility in Port Melbourne, Australia, Gilmores is a leading distributor in the industrial and construction industries of packaging tapes, stretch films, packaging equipment, strapping, construction protection products and other items, with 2020 sales of $15 million AUD ($10 million USD).

	December 28, 2020	$259,011 cash paid for 100% stock purchase	$79,917	$179,094	Retail/Industrial
PalletOne, Inc. (PalletOne)

Based in Bartow, Florida, PalletOne is a leading manufacturer of new pallets in the U.S., with 17 pallet manufacturing facilities in the southern and eastern regions of the country. The company also supplies other specialized industrial packaging, including custom bins and crates, and its Sunbelt Forest Products (Sunbelt) subsidiary operates five pressure-treating facilities in the Southeastern U.S. PalletOne and its affiliates had 2020 sales of $698 million.

	November 10, 2020	$21,268 cash paid for 100% asset purchase	$11,923	$9,345	Construction
Atlantic Prefab, Inc.; Exterior Designs, LLC; and Patriot Building Systems, LLC

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

	October 1, 2020	$5,936 cash paid for 100% stock purchase	$5,222	$714	Retail
Fire Retardant Chemical Technologies, LLC (FRCT)

Founded in 2014 and based in Matthews, North Carolina, FRCT’s business includes a research and development laboratory specializing in developing and testing a wide range of high-performance chemicals, including fire retardants and water repellants. The company had annual sales of approximately $6.4 million.

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	September 30, 2020	$3,475 cash paid for 50% stock purchase and estimated contingent consideration	$7,267	$(1,369)	Other
Enwrap Logistic & Packaging S.r.l. (Enwrap)

Enwrap is a newly formed company dedicated to the logistics and packaging business of its predecessor, Job Service S.p.A. Headquartered in Milan, Italy, Enwrap provides high-value, mixed material industrial packaging and logistics services through eight locations in Italy. These locations generated annual sales of approximately $14 million.

	July 14, 2020	$18,496 cash paid for 100% asset purchase and estimated contingent consideration	$12,458	$6,038	Industrial
T&R Lumber Company (T&R)

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

	March 13, 2020	$22,951 cash paid for 100% asset purchase and estimated contingent consideration	$20,262	$2,689	Construction
Quest Design & Fabrication and Quest Architectural Millwork (Quest)

A designer, fabricator, and installer of premium millwork and case goods for a variety of commercial uses. Quest had annual sales of approximately $22 million. The acquisition of Quest expands our architectural millwork capabilities and expertise in our commercial construction business unit, and will allow us to use our national manufacturing capacity to grow and diversify our sales to this end market

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2021, except for our 2021 acquisitions.  In aggregate, acquisitions made during 2021 and 2020, contributed approximately $1.2 billion in net sales and $50.5 million in operating profit during 2021.

At December 25, 2021, the amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-							Intangibles -
	Compete		Customer					Tax
	Agreements	Patents	Relationships		Tradename	Goodwill		Deductible
Advantage	$—	$—	$—		$—	$11,481	*	$11,481
Ficus	—	—	—		—	8,889	*	8,889
Boxpack	—	—	2,694	*	—	1,978	*	4,672
Shelter	—	—	2,019	*	—	2,020	*	4,039
Endurable	—	—	4,617	*	—	2,482	*	7,099
Walnut Hollow	—	—	1,263	*	—	263	*	1,526
Gilmores	—	—	1,938	*	—	1,938	*	3,876
PalletOne	—	—	18,089		17,450	44,378		79,917
Atlantic Prefab	417	—	1,620		150	1,356		3,543
Exterior Designs	667	—	2,592		240	2,241		5,740
Patriot Building Systems	306	—	1,188		110	1,036		2,640
FRCT	1,090	—	1,960		210	1,962		5,222
Enwrap	790	1,293	558		474	3,705		6,820
T&R	600	—	5,000		2,600	4,258		12,458
Quest	—	—	10,318		1,903	8,041		20,262

*(estimate)

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2021 and 2020 are not presented.

D.GOODWILL AND OTHER INTANGIBLE ASSETS

As described in Note M — Segment Reporting, our segment structure is based upon the markets we serve and goodwill has been allocated to the segments using a relative fair value approach. The changes in the net carrying amount of goodwill by reporting segment for the years ended December 25, 2021 and December 26, 2020, are as follows (in thousands):

	Retail	Industrial	Construction	All Other	Corporate	Total
Balance as of December 28, 2019	$58,098	$81,276	$82,911	$7,251	$—	$229,536
2020 Acquisitions	3,643	6,549	18,902	4,441	—	33,535
2020 Purchase Accounting Adjustments	202	2	—	—	—	204
2020 Impairments	—	—	(11,485)	—	—	(11,485)
Foreign Exchange, Net	—	—	401	2	—	403
Balance as of December 26, 2020	$61,943	$87,827	$90,729	$11,694	$—	$252,193
2021 Acquisitions	13,115	43,006	4,502	13,880	—	74,503
2021 Purchase Accounting Adjustments	(1,682)	(2,292)	(6,228)	(478)	—	(10,680)
Foreign Exchange, Net	—	—	(3)	(975)	—	(978)
Balance as of December 25, 2021	$73,376	$128,541	$89,000	$24,121	$—	$315,038

As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 25, 2021, all reporting units had fair values that were substantially in excess of their carrying values. In the prior year, we experienced significantly lower than expected operating results within our commercial reporting unit, which is within the Construction segment.  It was determined that the carrying value of the reporting unit exceeded its fair value and we recorded a non-cash goodwill impairment charge of $11.5 million as of December 26, 2020, which represented the entire amount of the goodwill recorded within the reporting unit, as a result.

Indefinite-lived intangible assets totaled $7.4 million as of December 25, 2021 and December 26, 2020 related to the commercial unit within the construction segment, the international unit within the all other segment, and the Deckorators unit within the retail segment.

The following amounts were included in other amortizable intangible assets, net as of December 25, 2021 and December 26, 2020 (in thousands):

	2021			2020
		Accumulated			Accumulated
	Assets	Amortization	Net Value	Assets	Amortization	Net Value
Non-compete agreements	$8,490	$(4,160)	$4,330	$4,847	$(2,728)	$2,119
Customer relationships and other	101,158	(25,012)	76,146	80,343	(17,021)	63,322
Licensing agreements	4,589	(4,589)	—	4,589	(4,589)	—
Patents	3,221	(1,137)	2,084	965	(509)	456
Tradename	30,392	(4,599)	25,793	8,019	(2,123)	5,896
Software	959	(295)	664	505	(46)	459
Total	$148,809	$(39,792)	$109,017	$99,268	$(27,016)	$72,252

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Weighted Average
Intangible Asset Type	Estimated Useful Life	Amortization Period
Non-compete agreements	3 to 15 years	7.8 years
Customer relationship	5 to 15 years	9.7 years
Licensing agreements	10 years	10 years
Patents	10 years	10 years
Tradename (amortizable)	5 to 15 years	11 years
Software	3 to 5 years	3.5 years

Amortization expense of intangibles totaled $13.9 million, $8.7 million and $6.3 million in 2021, 2020 and 2019, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2022	$13,734
2023	12,878
2024	12,409
2025	11,901
2026	10,944
Thereafter	47,151
Total	$109,017

E.DEBT

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. banks led by JPMorgan Chase Bank, N.A., as administrative agent and Wells Fargo Bank, N.A., as syndication agent. The facilities include up to $40 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, pounds Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. We are charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 12.5 to 30.0 basis points, also determined based upon our performance. The facility fee is payable quarterly in arrears. On February 28, 2021, our credit agreement was amended to increase the availability from $375 million to $550 million by exercising the accordion  feature in the original agreement.

On August 10, 2020, we entered into an unsecured Note Purchase Agreement under which we issued our 3.04% Series 2020 E Senior Notes, due August 10, 2032, in the aggregate principal amount of $50 million, our 3.08% Series 2020 F Senior Notes, due August 10, 2033, in the aggregate principal amount of $50 million, and our 3.15% Series 2020 G Senior Notes, due August 10, 2035, in the aggregate principal amount of $50 million. Proceeds from the sale of the Series E, F and G Senior Notes were used to fund the acquisition of PalletOne in January 2021.

Outstanding letters of credit extended on our behalf on December 25, 2021 and December 26, 2020 aggregated $54.2 million and $41.0 million; respectively, which includes approximately $7.1 million related to industrial development revenue bonds.  We had an outstanding balance of $7.8 million and $4.7 million, which includes foreign subsidiary borrowings, on the revolver at December 25, 2021, and December 26, 2020, respectively. After considering letters of credit, we had $535.1 million and $363.2 million in remaining availability on the revolver on December 25, 2021, and December 26, 2020, respectively.  Letters of credit have one-year terms, include an automatic renewal clause, and are charged an annual interest rate of 112.5 basis points, based upon our financial performance.

Long-term debt obligations are summarized as follows on December 25, 2021 and December 26, 2020 (amounts in thousands):

	2021	2020
Series 2020 Senior Notes E, due on August 10, 2032, interest payable semi-annually at 3.04%	$50,000	$50,000
Series 2020 Senior Notes F, due on August 10, 2033, interest payable semi-annually at 3.08%	50,000	50,000
Series 2020 Senior Notes G, due on August 10, 2035, interest payable semi-annually at 3.15%	50,000	50,000
Series 2018 Senior Notes C, due on June 14, 2028, interest payable semi-annually at 4.20%	40,000	40,000
Series 2018 Senior Notes D, due on June 14, 2030, interest payable semi-annually at 4.27%	35,000	35,000
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	35,000	35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Foreign subsidiary borrowings under revolving credit facility, due on November 1, 2023, interest payable monthly at a floating rate (1.06% on December 25, 2021 and 1.125% on December 26, 2020)	7,818	4,715
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (0.14% on December 25, 2021 and 0.20% on December 26, 2020)	3,300	3,300
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (0.18% on December 25, 2021 and 0.22% on December 26, 2020)	3,700	3,700
Finance leases and foreign affiliate debt	5,544	138
	320,362	311,853
Less current portion	(42,683)	(100)
Less debt issuance costs	(112)	(146)
Long-term portion	$277,567	$311,607

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants. We were within all of our lending requirements on December 25, 2021 and December 26, 2020.

On December 25, 2021, the principal maturities of long-term debt and finance lease obligations are as follows (in thousands):

2022	$42,683
2023	8,863
2024	40,214
2025	—
2026	302
Thereafter	228,300
Total	$320,362

On December 25, 2021, the estimated fair value of our long-term debt, including the current portion, was $334.6 million, which was $14.3 million more than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

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

We believe finance leases have no significant impact to our consolidated balance sheet and statement of earnings as of December 25, 2021.

As of December 25, 2021, we have no leases that have not yet commenced that would significantly impact the rights, obligations, and our financial position.

There were no lease transactions between related parties as of December 25, 2021.

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

Lease costs under non-cancelable operating leases on December 25, 2021 and December 26, 2020 are as follows (in thousands):

	2021	2020
Operating lease cost	$30,054	$21,594
Short-term lease cost	5,264	2,863
Variable lease cost	4,761	3,985
Sublease income	(3,109)	(1,013)
Total lease cost	$36,970	$27,429

The amounts paid for operating leases, included in the measurement of lease liabilities, were $27.4 million in the year ended December 25, 2021 and $20.0 million in the year ended December 26, 2020. In addition, right-of-use assets obtained in exchange for new operating lease liabilities were approximately $46.7 million and $12.8 million, respectively, for the years ended December 25, 2021 and December 29, 2019.

Future minimum payments under non-cancelable operating leases on December 25, 2021 are as follows (in thousands):

Operating
Leases
2022	$26,378
2023	21,040
2024	15,842
2025	13,164
2026	11,140
Thereafter	27,123
Total minimum lease payments	$114,687
Less present value discount	(14,900)
Total lease liability	$99,787

Rent expense was approximately $40.1 million, $28.4 million, and $29.9 million in 2021, 2020, and 2019, respectively.

As of December 25, 2021 and December 26, 2020, the weighted average lease term for operating leases was 7.33 years and 6.84 years, respectively.  Similarly, the weighted average discount rate for operating leases was 2.87% and 3.12%, respectively.

G.DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives commenced upon their retirement. The remaining deferred compensation liability on December 25, 2021 and December 26, 2020 was $0.2 million. We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. The investment in life insurance contracts as of December 25, 2021 and December 26, 2020, was $12.7 million and $13.3 million, respectively, and is recorded in “Other Assets” on the Consolidated Balance Sheet.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $0.7 million and $0.6 million on December 25, 2021 and December 26, 2020, respectively, and are included in "Other Assets."  Related liabilities totaled $42.1 million and $36.6 million on December 25, 2021 and December 26, 2020, respectively, and are included in "Other Liabilities" and "Shareholders’ Equity."  Assets associated with the Plan are recorded at fair market value. The related liabilities are also recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

We maintain and administer our shareholder approved Directors’ Retainer Stock Plan ("Stock Retainer Plan").  The Stock Retainer Plan allows eligible members of the Board of Directors to defer the cash portion of their retainer and committee fees and receive shares of our stock at the time of or following their retirement, disability or death. The number of shares to be received is equal to the amount of the cash portion of their retainer and committee fees deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of units is increased by the amount of dividends paid on our common stock. The units are immediately vested as of the grant date, since they are considered payment for services rendered quarterly. We recognized expense for this plan of $1.7 million in 2021, and $1.8 million in both 2020 and 2019. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock. The number of shares to be received for their portion of the retainer that is deferred is equal to the amount of shares plus the number of shares attributable to cash dividends payable on those deferred shares.

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

There is no unrecognized compensation expense remaining for stock options in 2021, 2020, and 2019.

Below is a summary of common stock issuances for 2021 and 2020:

	December 25, 2021
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	33	$75.18

Shares issued under the employee stock gift program	2	78.37
Shares issued under the director retainer stock program	5	72.66
Shares issued under the bonus plan	487	59.56
Shares issued under the executive stock match plan	77	60.24
Forfeitures	(24)
Total shares issued under stock grant programs	547	$59.84

Shares issued under the deferred compensation plans	117	$64.14

	December 26, 2020
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	35	$46.71

Shares issued under the employee stock gift program	3	48.10
Shares issued under the director retainer stock program	46	25.31
Shares issued under the bonus plan	271	47.52
Shares issued under the executive stock grants plan	79	47.60
Forfeitures	(9)
Total shares issued under stock grant programs	390	$44.96

Shares issued under the deferred compensation plans	128	$53.79

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

				Weighted-
			Unrecognized	Average
		Weighted-	Compensation	Period to
	Restricted	Average Grant	Expense	Recognize
	Awards	Date Fair Value	(in millions)	Expense
Nonvested at December 29, 2018	1,160,079	$23.32	$7.6	1.12 years
Granted	318,496	32.60
Vested	(224,894)	23.42
Forfeited	(50,786)	24.18
Nonvested at December 28, 2019	1,202,895	$29.68	$7.9	0.86 years
Granted	348,016	47.60
Vested	(177,790)	22.69
Forfeited	(9,327)	33.46
Nonvested at December 26, 2020	1,363,794	$35.14	$6.3	0.62 years
Granted	560,516	60.24
Vested	(274,271)	26.50
Forfeited	(23,007)	39.68
Nonvested at December 25, 2021	1,627,032	$45.23	$6.6	0.43 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $11.2 million, $4.0 million, and $4.0 million and the related total income tax benefits of $2.7 million, $1.0 million, and $0.8 million in 2021, 2020 and 2019, respectively.

For the year-ended December 25, 2021, we determined that $60 million of share-based bonus awards, representing 751,978 shares, will be awarded to qualified employees as it relates to the company’s 2021 performance and granted in 2022. Awards granted generally vest after a period of three, five or eight years from the grant date. In addition to the share-based bonus awards, certain employees are eligible to receive performance units equivalent to $2.3 million, or 28,866 shares of stock, if certain performance metrics are achieved after three years. As of December 25, 2021 and December 26, 2020, we recognized approximately $11.5 million and $4 million, respectively, of compensation expense related to share-based bonus awards.

In 2021, 2020 and 2019, cash received from share issuances under our plans was $2.1 million, $1.4 million and $1.1 million, respectively.

Effective February 15, 2022, our Board authorized an additional 1.5 million shares to be repurchased under our existing share repurchase program. We repurchased no shares in 2021 and 756,397 shares in 2020 under this program. Following the most recent authorization, the cumulative total authorized shares available for repurchase is approximately 2.6 million shares through the period ending February 3, 2023.

I.RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25%of employee contributions in 2021, 2020, and 2019, on a discretionary basis, totaling $9.2 million, $7.2 million, and $6.5 million respectively. Included within the total employee matched contribution was an additional matched contribution for hourly employees of $3.7 million, $2.9 million and $2.6 million for 2021, 2020 and 2019, respectively, based on meeting certain performance goals during those years. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

We maintain a retirement plan for certain officers of the Company (who have at least 20 years of service with the Company and at least 10 years of service as an officer) whereby we will pay, upon retirement, certain benefits including health care benefits, for a specified period of time if certain eligibility requirements are met. Approximately $13.1 million and $11.8 million are accrued in “Other Liabilities” for this plan on December 25, 2021 and December 26, 2020, respectively.

J.INCOME TAXES

Income tax provisions for the years ended December 25, 2021, December 26, 2020, and December 28, 2019 are summarized as follows (in thousands):

	2021	2020	2019
Currently Payable:
Federal	$115,077	$59,055	$35,267
State and local	30,441	16,709	10,071
Foreign	21,095	8,601	5,834
	166,613	84,365	51,172
Net Deferred:
Federal	6,242	2,292	6,895
State and local	118	(1,518)	805
Foreign	999	1,962	(602)
	7,359	2,736	7,098
Total income tax expense	$173,972	$87,101	$58,270

The components of earnings before income taxes consist of the following:

	2021	2020	2019
U.S.	$645,316	$308,167	$220,532
Foreign	81,020	32,816	20,142
Total	$726,336	$340,983	$240,674

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2021	2020	2019
Statutory federal income tax rate	21.0%	21.0%	21.0%
State and local taxes (net of federal benefits)	3.3	3.4	3.9
Effect of noncontrolling owned interest in earnings of partnerships	n/a	n/a	(0.1)
Tax credits, including foreign tax credit	(0.6)	(0.9)	(1.3)
Change in uncertain tax positions reserve	(0.1)	(0.1)	(0.1)
Other permanent differences	(0.4)	0.6	0.5
Other, net	0.7	1.5	0.3
Effective income tax rate	23.9%	25.5%	24.2%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 25, 2021 and December 26, 2020 are as follows (in thousands):

	2021	2020
Employee benefits	$27,543	$23,236
Lease liability	24,627	19,376
Net operating loss carryforwards	5,502	6,463
Foreign subsidiary capital loss carryforward	527	527
Other tax credits	450	391
Inventory	2,007	1,633
Reserves on receivables	1,446	1,630
Accrued expenses	5,735	3,071
Other, net	5,233	8,483
Gross deferred income tax assets	73,070	64,810
Valuation allowance	(3,952)	(4,044)
Deferred income tax assets	69,118	60,766
Depreciation	(64,387)	(41,403)
Intangibles	(38,367)	(22,840)
Right of use assets	(23,866)	(19,376)
Deferred income tax liabilities	(126,620)	(83,619)
Net deferred income tax liability	$(57,502)	$(22,853)

As of December 25, 2021, we had federal, state and foreign net operating loss carryforwards of $5.5 million and state tax credit carryforwards of $0.5 million, which will expire at various dates.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2022 - 2026	$—	$—	$536	$—	$—
2027 - 2031	—	436	1,424	—	—
2032 - 2036	—	670	106	—	450
2037 - 2041	790	808	—	—	—
Thereafter	—	438	294	—	—
Total	$790	$2,352	$2,360	$—	$450

As of December 25, 2021, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $3.4 million against the various NOLs. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

K.ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2021	2020	2019
Gross unrecognized tax benefits beginning of year	$3,892	$4,166	$4,378
Increase in tax positions for prior years	437	(82)	(129)
Increase in tax positions for current year	839	730	768
Lapse in statute of limitations	(1,565)	(922)	(851)
Gross unrecognized tax benefits end of year	$3,603	$3,892	$4,166

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.5 million for each of the years December 25, 2021, December 26, 2020, and December 28, 2019.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2017. A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amount of unrecognized tax benefits in the next twelve months $1.1 million.

L.COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, Ardellis Insurance Ltd., a licensed captive insurance company.

In addition, on December 25, 2021, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 25, 2021, we had outstanding purchase commitments on commenced capital projects of approximately $52.7 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 25, 2021, we had approximately $31.5 million in outstanding payment and performance bonds for open projects. We had approximately $10.7 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 25, 2021, we had outstanding letters of credit totaling $54.2 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers and other lenders to guarantee our performance under certain contracts. We currently have irrevocable letters of credit outstanding totaling approximately $47.1 million for these types of arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these arrangements.

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

We did not enter into any new guarantee arrangements during 2021 which would require us to recognize a liability on our balance sheet.

M.SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

We operate manufacturing, treating and distribution facilities internationally, but primarily in the United States. Our business segments consist of UFP Retail Solutions, UFP Industrial and UFP Construction and align with the end markets we serve. This segment structure allows for a specialized and consistent sales approach among Company operations, efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit and business units are included in our Retail, Industrial, and Construction segments. Two customers, The Home Depot and Lowes, accounted for approximately 16% and 10%, respectively, of our total net sales in fiscal 2021. These customers accounted for approximately 24% and 4%, respectively, of our total net sales in fiscal 2020 and 19% and 4%, respectively, in 2019.

The exception to this market-centered reporting and management structure is our International segment, which comprises our Mexico, Canada, Europe, India, and Australia operations and sales and buying offices in other parts of the world and our Ardellis segment, which represents our wholly owned fully licensed captive insurance company based in Bermuda. Our International and Ardellis segments do not meet the quantitative thresholds in order to be separately reported and accordingly, the International and Ardellis segments have been aggregated in the “All Other” segment for reporting purposes.

“Corporate” includes purchasing, transportation and administrative functions that serve our operating segments. Operating results of Corporate primarily consist net sales to external customers initiated by UFP Purchasing and UFP Transportation and over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns, leases and operates transportation equipment, are also included in the Corporate column. Inter-company lease and service charges are assessed to our operating segments for the use of these assets and services at fair market value rates. Total assets in the Corporate column include unallocated cash and cash equivalents, certain prepaid assets, certain property, equipment and other assets pertaining to the centralized activities of Corporate, UFP Real Estate, Inc., UFP Transportation Ltd, and UFP Purchasing.

	2021
				All
	Retail	Industrial	Construction	Other	Corporate	Total
Net sales to outside customers	$3,418,337	$2,148,142	$2,698,434	$362,473	$8,748	$8,636,134
Intersegment net sales	214,400	85,954	82,026	455,874	(838,254)	—
Interest expense	98	12	1	184	13,519	13,814
Amortization expense	2,780	6,093	3,525	1,336	214	13,948
Depreciation expense	16,955	26,219	13,151	2,094	25,765	84,184
Segment earnings before income taxes	124,790	264,958	264,238	80,905	(8,555)	726,336
Segment assets	844,189	741,672	736,157	343,363	579,890	3,245,271
Capital expenditures	40,408	42,652	22,344	5,140	40,622	151,166

	2020
				All
	Retail	Industrial	Construction	Other	Corporate	Total
Net sales to outside customers	$2,167,122	$1,072,117	$1,695,684	$217,094	$1,981	$5,153,998
Intersegment net sales	142,839	45,217	68,294	283,689	(540,039)	—
Interest expense	2	22	—	90	9,197	9,311
Amortization expense	1,482	4,159	2,152	877	46	8,716
Depreciation expense	11,675	15,163	12,123	1,619	23,384	63,964
Segment earnings before income taxes	155,364	83,430	69,092	38,333	(5,236)	340,983
Segment assets	510,464	416,487	510,972	196,856	770,112	2,404,891
Capital expenditures	16,277	21,141	16,902	2,258	32,604	89,182

	2019
				All
	Retail	Industrial	Construction	Other	Corporate	Total
Net sales to outside customers	$1,498,710	$1,085,635	$1,637,156	$193,785	$723	$4,416,009
Intersegment net sales	135,705	45,010	56,116	200,426	(437,257)	—
Interest expense	—	108	16	97	8,479	8,700
Amortization expense	1,380	3,034	1,164	747	—	6,325
Depreciation expense	11,041	14,340	11,465	1,532	22,116	60,494
Segment earnings before income taxes	61,708	82,913	82,407	22,025	(8,379)	240,674
Segment assets	402,221	377,329	522,638	136,990	450,299	1,889,477
Capital expenditures	15,502	20,134	16,097	2,150	31,050	84,933

Information regarding principal geographic areas was as follows (in thousands):

	2021		2020		2019
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$8,395,737	$679,757	$5,022,014	$478,325	$4,308,618	$469,605
Foreign	240,397	54,873	131,984	36,380	107,391	36,878
Total	$8,636,134	$734,630	$5,153,998	$514,705	$4,416,009	$506,483

The following table presents, for the periods indicated, our disaggregated net sales (in thousands) by business unit for each segment and our percentage of value-added and commodity-based sales to total net sales by segment.

	Year Ended
	December 25,	December 26,	December 28,
	2021	2020	2019
Retail
Deckorators	$248,765	$219,930	$185,221
Prowood	1,349,901	1,215,201	786,720
Outdoor Essentials	392,826	299,684	227,767
Sunbelt	773,909	—	—
UFP Edge	148,927	114,987	95,608
Handprint	101,090	88,351	52,553
Retail Building Materials	395,894	225,253	149,153
Other	7,025	3,716	1,688
Total Retail	$3,418,337	$2,167,122	$1,498,710

Industrial
North Industrial	$615,092	$385,132	$376,515
Southeast Industrial	395,069	229,316	255,419
Southwest Industrial	400,515	238,643	241,774
West Industrial	363,300	206,022	197,686
PalletOne	355,347	—	—
Protective Packaging	18,819	13,004	14,241
Total Industrial	$2,148,142	$1,072,117	$1,085,635

Construction
Factory Built	$1,098,905	$597,017	$479,927
Site Built	1,190,393	725,899	708,767
Commercial	259,360	221,988	290,785
Concrete Forming	149,776	150,780	157,677
Total Construction	$2,698,434	$1,695,684	$1,637,156

All Other	$362,473	$217,094	$193,785

Corporate	$8,748	$1,981	$723

Total Net Sales	$8,636,134	$5,153,998	$4,416,009

Value-Added
Retail	43.2%	53.8%	57.8%
Industrial	67.7%	64.7%	66.2%
Construction	73.0%	76.3%	81.4%
All Other and Corporate	74.9%	75.6%	75.8%
Total	59.7%	64.3%	69.3%

Commodity-Based
Retail	56.8%	46.2%	42.2%
Industrial	32.3%	35.3%	33.8%
Construction	27.0%	23.7%	18.6%
All Other and Corporate	25.1%	24.4%	24.2%
Total	40.3%	35.7%	30.7%

N.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 13 weeks during the years ended December 25, 2021 and December 26, 2020, respectively, (in thousands, except per share data):

	First		Second		Third		Fourth
	2021	2020	2021	2020	2021	2020	2021	2020
Net sales	$1,825,004	$1,032,062	$2,700,541	$1,242,001	$2,093,784	$1,486,227	$2,016,805	$1,393,708
Gross profit	286,554	167,236	421,294	204,931	327,555	241,074	371,564	187,055
Net earnings	104,251	40,570	175,360	69,694	125,747	78,861	147,006	64,757
Net earnings attributable to controlling interest	103,311	40,159	173,382	66,463	121,041	77,204	137,906	62,952
Basic earnings per share	1.67	0.65	2.79	1.08	1.94	1.25	2.21	1.02
Diluted earnings per share	1.67	0.65	2.78	1.08	1.94	1.25	2.21	1.02

O.SUBSEQUENT EVENTS

On December 27, 2021, we closed on an agreement to purchase 100 percent of the equity of Ultra Aluminum Manufacturing, Inc. (Ultra) located in Howell, Michigan for approximately $26.8 million. Ultra designs and produces an extensive selection of ornamental aluminum fence and railing products for contractors, landscapers, fence dealers and wholesalers. At this time the net tangible assets and intangible assets acquired cannot be disclosed as these are pending final valuations. Initial estimates of Ultra‘s identifiable intangibles, goodwill, and deferred taxes have been made, however, the amounts will be finalized in 2022.

Effective February 15, 2022, our Board authorized an additional 1.5 million shares to be repurchased under our existing share repurchase program. Following the most recent authorization, the cumulative total authorized shares available for repurchase is approximately 2.6 million shares through the period ending February 3, 2023.

MARKET INFORMATION FOR OUR COMMON STOCK

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.

STOCK PERFORMANCE GRAPH

The following stock price performance graph compares the annual percentage change in the cumulative total return on our common stock with the cumulative total returns of companies comprising the NASDAQ US Benchmark TR index and an industry peer group we selected. The NASDAQ US Benchmark TR index replaces the NASDAQ Stock Market (US Companies) Index in this analysis and going forward, as the CRSP Index data is no longer accessible. The CRSP indexes has been included with data through 2020. The graph assumes an investment of $100 on December 31, 2016, and reinvestment of dividends in all cases.

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

Benjamin J. McLean Chief Executive Officer Ruan Transportation Management Systems, Inc.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2022 Annual Shareholder’s Meeting of UFP Industries, Inc. will be held at 8:30 a.m. on April 20, 2022, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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