Form 10-K, Exhibit 13
period 2022-12-31
UFP INDUSTRIES INC
filed 2023-03-01
CIK 912767

Exhibit 13

UFP INDUSTRIES, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

(In thousands, except per share and statistics data)

	2022	2021	2020	2019	2018
Consolidated Statement of Earnings Data
Net sales	$9,626,739	$8,636,134	$5,153,998	$4,416,009	$4,489,180
Gross profit	1,789,461	1,406,967	800,296	685,518	592,894
Earnings from operations	950,184	737,554	345,826	244,906	207,263
Earnings before income taxes	934,816	726,336	340,983	240,674	197,853
Net earnings attributable to controlling interest	$692,651	$535,640	$246,778	$179,650	$148,598
Diluted earnings per share	$10.97	$8.59	$4.00	$2.91	$2.40
Dividends per share	$0.95	$0.65	$0.50	$0.40	$0.36
Consolidated Balance Sheet Data
Working capital(1)	$1,650,278	$1,297,434	$1,074,613	$739,030	$685,108
Cash and cash equivalents	559,397	286,662	436,507	168,336	27,316
Total assets	3,672,073	3,245,271	2,404,891	1,889,477	1,647,548
Total debt	278,096	320,250	311,707	163,683	202,278
Shareholders’ equity	2,596,823	2,016,569	1,483,152	1,257,733	1,088,684
Statistics
Gross profit as a percentage of net sales	18.6%	16.3%	15.5%	15.5%	13.2%
Net earnings attributable to controlling interest as a percentage of net sales	7.2%	6.2%	4.8%	4.1%	3.3%
Return on beginning equity(2)	34.3%	36.1%	19.6%	16.5%	15.3%
Current ratio(4)	3.70	2.67	3.32	3.09	3.21
Debt to equity ratio(5)	0.11	0.16	0.21	0.13	0.19
Book value per common share(3)	$42.14	$32.58	$24.23	$20.48	$17.88
(1)	Current assets less current liabilities.
(2)	Net earnings attributable to controlling interest divided by beginning shareholders’ equity.
(3)	Shareholders’ equity divided by common stock outstanding.
(4)	Current assets divided by current liabilities.
(5)	Total debt divided by shareholders’ equity.

Acquisition growth is one of the primary contributing factors to material increases over the period from 2018 to 2022. Refer to Note C under the “Notes to the Consolidated Financial Statements” for further discussion on our business combinations and impact on our financial statements for the three years ended December 31, 2022.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

UFP Industries, Inc. is a holding company with subsidiaries throughout North America, Europe, Asia, and Australia that design, manufacture, and supply products made from wood, wood and non-wood composites, and other materials to three markets: retail, packaging, and construction. We are headquartered in Grand Rapids, Mich. For more information about UFP Industries, Inc., or its affiliated operations, go to www.ufpi.com.

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. We do not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in currency and inflation; fluctuations in the price of lumber; adverse economic conditions in the markets we serve; concentration of sales to customers; vertical integration strategies; excess capacity or supply chain challenges; our ability to make successful business acquisitions; government regulations, particularly involving environmental and safety regulations; adverse or unusual weather conditions;  inbound and outbound transportation costs; alternatives to replace treated wood products; Cybersecurity breaches; tariffs on import and export sales; and the COVID-19 pandemic (“pandemic”). Certain of these risk factors as well as other risk factors and additional information are included in our reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2022.

OVERVIEW

Our results for 2022 were impacted by the following:

●	Our net sales increased 11.5% in 2022 due to a 9.5% increase in our overall selling prices (see “Historical Lumber Prices”) and a 3% increase in unit sales due to acquired businesses, which was partially offset by a 1% decrease in organic unit sales. Organic unit growth of 6% in our construction segment was offset by organic unit declines of 2% and 5% in our packaging and retail segments, respectively.
●	Earnings from operations increased 28.8% to $950.2 million. This increase resulted from a variety of factors including improved leveraging of our fixed costs in business units that experienced organic growth, increased sales of new and value-added products which have higher gross margins, our ability to effectively include lumber and other cost increases in the selling prices of our products, and our value-based and selective selling practices have enabled us to improve our profit per unit. Acquisitions contributed approximately $16.5 million to our increase in operating profits.
●	Our cash flows provided by operations in 2022 was $831.6 million compared to $512.5 million in 2021. This increase is due primarily to an increase in our net earnings and non-cash expenses of $188.7 million and a decrease in our investment in net working capital of $130.4 million compared to the prior period. This year, customer demand softened in the fourth quarter and lumber prices declined which reduced our investment in net working capital.
●	We invested $174.1 million in capital expenditures to support and grow our business and invested $180.2 million in acquired businesses.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	We returned $58.9 million to our shareholders through dividends and repurchased approximately 1,247,000 shares of our common stock for $95.8 million, at an average price of $76.83 per share.
●	Our net surplus cash (cash less debt and cash overdraft) at the end of 2022 was $281.4 million compared to net debt of $50.6 million at the end of 2021.
●	Our available borrowing capacity under revolving credit facilities of $1.3 billion and cash surplus of $559.4 million resulted in total liquidity of approximately $1.8 billion at the end of December 2022.

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2022	2021
January	$1,112	$890
February	1,225	954
March	1,321	1,035
April	1,051	1,080
May	948	1,428
June	670	1,344
July	621	690
August	625	443
September	556	412
October	503	520
November	483	585
December	420	746

Year-to-date average	$795	$844

Year-to-date percentage change	(5.8)%

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprised approximately 60% and 57% of total lumber purchases, excluding plywood and other panel products, in 2022 and 2021, respectively.

	Southern Yellow Pine
	Average $/MBF
	2022	2021
January	$1,010	$858
February	1,115	903
March	1,198	938
April	902	922
May	732	1,150
June	574	1,052
July	547	564
August	589	448
September	533	438
October	490	512
November	472	599
December	445	675

Year-to-date average	$717	$755

Year-to-date percentage change	(5.0)%

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market"). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs, including plywood and other panel products, were 49.6% and 47.7% of our net sales in 2022 and 2021, respectively.

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

Below is a general description of the primary ways in which our products are priced.

●	Products with fixed selling prices. These products include value-added products, such as manufactured items, sold within all segments. Prices for these products are generally fixed at the time of the sales quotation for a specified period of time. In order to reduce any exposure to adverse trends in the price of component lumber products, we attempt to lock in costs with our suppliers or purchase necessary inventory for these sales commitments. The time period limitation eventually allows us to periodically re-price our products for changes in lumber costs from our suppliers.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Products with selling prices indexed to the reported Lumber Market with a fixed dollar "adder" to cover conversion costs and profits. These products primarily include treated lumber, panel goods, other commodity-type items, and trusses sold to the manufactured housing industry. For these products, we estimate the customers’ needs and we carry anticipated levels of inventory. Because lumber costs are incurred in advance of final sale prices, subsequent increases or decreases in the market price of lumber impact our gross margins. We believe our sales of these products are at their highest relative level in our second quarter, primarily due to pressure-treated lumber sold in our retail segment.

For each of the product pricing categories above, our margins are exposed to changes in the trend of lumber prices. As a result of the balance in our net sales of each category we believe our gross profits are more stable than those of our competitors who are less diversified.

The greatest risk associated with changes in the trend of lumber prices is on the following products:

●	Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 21% of our total sales. This exposure is less significant with remanufactured lumber, panel goods, other commodity-type items, and trusses sold to the manufactured housing market due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through inventory consignment programs with our vendors. We estimate that 15.6% of our total purchases for 2022 were completed under these programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)
●	Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices and longer vendor commitments.

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

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Annual Change from Prior Year End
	December 31,	December 25,
	2022	2021
Units sold	2.0%	28.0%
Gross profit	27.2	75.8
Selling, general, and administrative expenses	22.0	53.5
Earnings from operations	28.8	113.3

It is our long-term goal to increase our gross profits and earnings from operations at a rate of growth that exceeds our unit sales growth, or in other words, increase our profit per unit sold.  We also have a long-term goal of improving our efficiencies and leveraging the fixed costs in our selling, general, and administrative expenses as we grow, which would result in a rate of growth of these expenses which is less than our unit sales growth resulting in a lower cost per unit.

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed four business acquisitions during 2022 and nine during 2021. The annual historical sales attributable to acquisitions in 2022 and 2021 were approximately $177.8 million and $1.3 billion, respectively. These business combinations were not significant to our operating results individually or in aggregate; consequently pro forma results for 2022 and 2021 are not presented.

See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

RESULTS OF OPERATIONS

The following table presents, for the periods indicated, the components of our Consolidated Statements of Earnings as a percentage of net sales. See “Impact of the Lumber Market on our Operating Results”.

	Year Ended
	December 31,	December 25,
	2022	2021
Net sales	100.0%	100.0%
Cost of goods sold	81.4	83.7
Gross profit	18.6	16.3
Selling, general, and administrative expenses	8.6	7.9
Other losses (gains), net	0.1	(0.1)
Earnings from operations	9.9	8.5
Other expense, net	0.2	0.1
Earnings before income taxes	9.7	8.4
Income taxes	2.4	2.0
Net earnings	7.3	6.4
Less net earnings attributable to noncontrolling interest	(0.1)	(0.2)
Net earnings attributable to controlling interest	7.2%	6.2%

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

	Year Ended
	December 31,	December 25,
	2022	2021
Gross profit	$1,789,461	$1,406,967
Selling, general, and administrative expenses	$832,079	$682,253
SG&A as percentage of gross profit	46.5%	48.5%

OPERATING RESULTS BY SEGMENT

Our business segments consist of UFP Retail Solutions (“Retail”), UFP Packaging (“Packaging” and formerly known as UFP Industrial) and UFP Construction (“Construction”), and align with the end markets we serve. Among other things, this structure allows for a more specialized and consistent sales approach among Company operations, more efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit and business units are included in our Retail, Packaging, and Construction segments. The exception to this market-centered reporting and management structure is our International segment, which comprises our Mexico, Canada, Europe, Asia, and Australia operations and sales and buying offices in other parts of the world. Our International segment and Ardellis (our insurance captive) are included in the “All Other” column of the table below. The “Corporate” column includes purchasing, transportation and administrative functions that serve our operating segments. Operating results of Corporate primarily consists of over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns, leases, and operates transportation equipment, are also included in the Corporate column. Inter-company lease and services charges are assessed to our operating segments for the use of these assets and services at fair market value rates.

The following tables present our operating results by segment for December 31, 2022 and December 25, 2021.

	Year Ended December 31, 2022

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	$3,650,639	$2,394,681	$3,143,868	$431,611	$5,940	$9,626,739
Cost of goods sold	3,306,112	1,808,449	2,417,212	300,307	5,198	7,837,278
Gross profit	344,527	586,232	726,656	131,304	742	1,789,461
Selling, general, administrative expenses	193,383	250,858	328,125	66,745	(7,032)	832,079
Other	817	129	1,097	5,929	(774)	7,198
Earnings from operations	$150,327	$335,245	$397,434	$58,630	$8,548	$950,184

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Year Ended December 25, 2021

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	$3,418,337	$2,148,142	$2,698,434	$362,473	$8,748	$8,636,134
Cost of goods sold	3,120,634	1,683,466	2,167,405	237,696	19,966	7,229,167
Gross profit	297,703	464,676	531,029	124,777	(11,218)	1,406,967
Selling, general, administrative expenses	169,033	200,194	267,292	52,204	(6,470)	682,253
Other	(94)	(456)	(493)	(2,237)	(9,560)	(12,840)
Earnings from operations	$128,764	$264,938	$264,230	$74,810	$4,812	$737,554

The following tables present the components of our operating results as a percentage of net sales by segment for December 31, 2022 and December 25, 2021.

	Year Ended December 31, 2022

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	90.6	75.5	76.9	69.6	—	81.4
Gross profit	9.4	24.5	23.1	30.4	—	18.6
Selling, general, administrative expenses	5.3	10.5	10.4	15.5	—	8.6
Other	—	—	—	1.4	—	0.1
Earnings from operations	4.1%	14.0%	12.6%	13.6%	—	9.9%

Note: Actual percentages are calculated and may not sum to total due to rounding.

	Year Ended December 25, 2021

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	91.3	78.4	80.3	65.6	—	83.7
Gross profit	8.7	21.6	19.7	34.4	—	16.3
Selling, general, administrative expenses	4.9	9.3	9.9	14.4	—	7.9
Other	(0.1)	—	—	(0.6)	—	(0.1)
Earnings from operations	3.8%	12.3%	9.8%	20.6%	—	8.5%

Note: Actual percentages are calculated and may not sum to total due to rounding.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET SALES

We design, manufacture and market wood and wood-alternative products, primarily used to enhance outdoor living environments, for national home centers and other retailers, engineered wood components, structural lumber, and other products for factory-built and site-built residential and commercial construction, customized interior fixtures used in a variety of retail stores, commercial, and other structures, and structural wood packaging, components and packing materials for various industries. Our strategic long-term sales objectives include:

●	Maximizing unit sales growth while achieving return on investment goals. The following table presents estimates, for the periods indicated, of our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units	Acquisition Unit Change	Organic Unit Change
2022 versus 2021	11.5%	9.5%	2.0%	3.0%	(1.0)%
2021 versus 2020	67.6%	39.6%	28.0%	24.0%	4.0%

●	Diversifying our end market sales mix by increasing sales of structural and protective packaging and machine-built pallets to industrial users, increasing our penetration of the concrete forming market, and increasing our market share with independent retailers.
●	Expanding geographically in our core businesses, domestically and internationally.
●	Increasing our sales of "value-added" products and enhancing our product offering with new or improved products. Value-added products generally consist of fencing, decking, lattice, and other specialty products sold in the Retail segment; structural and protective packaging and machine-built pallets sold in the Packaging segment; engineered wood components, customized interior fixtures, manufactured and assembled concrete forms sold in the Construction segment; and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist of products manufactured with wood and non-wood composites, metals and plastics sold in each of our segments. Although we consider the treatment of dimensional lumber and panels with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Remanufactured lumber and panels that are components of finished goods are also generally categorized as “commodity-based” products.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales by our segments.

	Year Ended December 31, 2022		Year Ended December 25, 2021
	Value-Added	Commodity-Based	Value-Added	Commodity-Based
Retail	44.9%	55.1%	43.2%	56.8%
Packaging	72.0%	28.0%	67.7%	32.3%
Construction	77.2%	22.8%	73.0%	27.0%
All Other	76.3%	23.7%	74.7%	25.3%
Corporate	44.3%	55.7%	67.9%	32.1%
Total Sales	63.4%	36.6%	59.7%	40.3%

Note: Certain prior year product reclassifications and the change in designation of certain products as "value-added" resulted in a change in prior year's sales.

Our overall unit sales of value-added products increased approximately 3% in 2022 compared to 2021, due primarily to acquisitions completed in 2022. Our unit sales of commodity-based products were flat compared to 2021.

●	Developing new products. We define new products as those that will generate sales of at least $1 million per year within 4 years of launch and are still growing and gaining market penetration. Our goal was to achieve annual new product sales of at least $575 million in 2022. New product sales and gross profits in 2022 were up 53% and 22%, respectively, from the prior year. Acquisitions contributed approximately $64 million to new product sales in 2022. Approximately $377 million of new product sales for 2021, while still sold, were sunset in 2022 and excluded from the table below because they no longer meet the definition above. The table below presents new product sales in thousands.

	New Product Sales by Segment
	Year Ended
	December 31,	December 25,	%
	2022	2021	Change
Retail	$307,368	$226,649	35.6%
Packaging	278,402	148,953	86.9%
Construction	147,748	102,661	43.9%
All Other and Corporate	2,507	1,759	42.5%
Total New Product Sales	$736,025	$480,022	53.3%

Note: Certain prior year product reclassifications and the change in designation of certain products as "new" resulted in a change in prior year's sales.

Retail Segment:

Net sales from the Retail segment increased 7% in 2022 compared to 2021 due to a 7% increase in selling prices and unit growth from acquisitions of 5%, offset by a 2% decrease due to the transfer of certain product sales to the Construction segment this year and an organic unit decline of 3%. Our change in organic unit sales was comprised of:

●	A 3% increase of UFP Edge due to capacity expansion.
●	A 1% increase of ProWood due primarily to expansion of our fire treating capabilities.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	A 4% decline of Deckorators due to more normalized demand in Canada in 2022 compared to 2021 when we had a large inventory build with a customer in the prior period.
●	A 4% decline of Sunbelt due to more normalized demand from their big box customers.
●	A 16% decline of Outdoor Essentials primarily due to a softening of fencing demand in the second half of 2022.

In addition, new product sales increased approximately 35.6% to $307 million in 2022 compared to 2021 and our sales to big box customers increased 9%.

Gross profits increased 15.7% to $344.5 million in 2022 compared to 2021. Our change in gross profits was attributable to the following:

●	The gross profits of our Sunbelt and ProWood business units increased by a total of $45.3 million. The products sold by these units consist primarily of pressure treated lumber sold at a variable price tied to the lumber market. Our gross profits improved in 2022 due to a less severe impact of volatile lumber prices due, in part, to better inventory positioning relative to demand and increased use of vendor managed inventory programs.
●	Acquisitions contributed $19.9 million to the increase.
●	Our Deckorator’s business unit increased by approximately $1.7 million.
●	The gross profit of our Outdoor Essentials and other business units collectively decreased by approximately $8.6 million.
●	The transfer of certain sales to the Construction segment reduced gross profits by $11.7 million.

Selling, general and administrative (“SG&A”) expenses increased by approximately $24.4 million, or 14.4%, in 2022 compared to 2021. The SG&A of recently acquired businesses contributed approximately $8.4 million to this increase. Accrued bonus expense, which varies with our overall profitability and return on investment, increased approximately $2.0 million and totaled approximately $37.0 million in 2022. The remaining increase was primarily due to increases in sales incentive compensation of $8.6 million, travel related expenses of $2.5 million, advertising expenses of $2.0 million, and bad debt expenses of $1.4 million.

Earnings from operations of the Retail reportable segment increased in 2022 compared to 2021 by $21.6 million, or 16.8%, as a result of the factors mentioned above.

Packaging Segment:

Net sales from the Packaging segment increased 11% in 2022 compared to 2021 due to a 12% increase in selling prices attributable to favorable sales mix changes, as well as selective and value-based selling strategies. Unit sales declined 1% as the favorable impact of recent acquisitions was offset by a 2% decrease in organic unit sales.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profits increased by $121.6 million, or 26%, to $586.2 million in 2022 compared to 2021. Acquisitions contributed $7.0 million to the increase in gross profit. The remaining increase is primarily a result of the pricing increases discussed above as well as favorable changes in our value-added sales mix. Excluding acquisitions, we estimate that value-added products contributed $117.7 million to the increase in gross profit, offset by a decrease of $3.1 million in the gross profit of commodity-based products. Value-added sales increased to 71.7% of total net sales in 2022 compared to 67.9% in 2021. The increase in value-added sales and gross profits is due in part to new products which contributed $78.7 million to gross profits this year ($6.2 million from the acquisition of Advantage Label at the end of 2021).

Selling, general and administrative (“SG&A”) expenses increased by approximately $50.7 million, or 25.3%, in 2022 compared to 2021. Acquired operations in 2022 contributed approximately $4.5 million to total SG&A expenses. Accrued bonus expense increased approximately $11.1 million compared to last year and totaled approximately $82.2 million for 2022. The remaining increase was primarily due to increases in bad debt expenses of $10.1 million, salaries and wages of $6.0 million, sales incentive compensation of $3.3 million, and travel related expenses of $2.2 million.

Earnings from operations of the Packaging reportable segment in 2022 increased by $70.3 million, or 26.5%, compared to 2021 due to the factors discussed above.

Construction Segment:

Net sales from the Construction segment increased 17% in 2022 compared to 2021 due to an 11% increase in selling prices, 2% due to the transfer of certain product sales from the Retail segment, and organic unit sales growth of 4%. Organic unit changes within this segment consisted of increases of 28% in concrete forming, 30% in commercial construction, and 8% in factory-built housing. The organic unit sales of our site-built business unit decreased by 8% due to a combination of capacity and supply constraints and being more selective in the business we pursued.

●	The organic increase in commercial is primarily due to an increase in customer demand in its retail market. As of December 31, 2022, we estimate that backlog orders associated with commercial construction totaled $136.7 million compared to $84.6 million as of December 25, 2021.
●	The organic unit increase in concrete forming is primarily due to market share gains from sales of new products and new customers, including geographic expansion in the northeast. The increase is comprised of a 30% increase in our value-added unit sales and a 22% increase in our commodity-based unit sales. The value-added unit increase includes sales of manufactured and assembled concrete forms and engineered wood product sales.
●	The organic unit increase in factory-built housing is primarily due to an increase in industry production.
●	Capacity and supply constraints combined with our selective selling strategy impacted our ability to grow the unit sales of our site-built business unit. As of December 31, 2022 and December 25, 2021, we estimate that backlog orders associated with site-built construction totaled $91.1 million and $113.5 million, respectively.

Gross profits increased by $195.6 million, or 36.8% to $726.7 million in 2022 compared to 2021. The increase in our gross profit was comprised of the following factors:

●	Gross profits in our site-built construction business unit increased by $136.4 million as a result of being more selective in the business that we took during a period of elevated demand and capacity and supply constraints.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Gross profit of our factory-built housing business unit increased by $20.7 million as a result of increased unit sales and leveraging fixed costs. In addition, value-added sales in this business unit increased to 57.8% of total net sales in 2022 compared to 52.0% in 2021, and an increase in new product sales contributed approximately $4 million in gross profits this year.
●	The gross profit of our commercial business unit increased $18.2 million as a result of increases in unit sales, better productivity and other operational improvements, as well as improved pricing discipline.
●	The gross profit of our concrete forming business unit increased by $19.1 million, including $11.7 million as a result of the transfer of sales from the Retail segment.
●	Acquired businesses contributed $1.2 million.

SG&A expenses increased by approximately $60.8 million, or 22.8%, in 2022 compared to 2021. Acquired operations in 2022 contributed approximately $1.2 million to total SG&A expenses. Accrued bonus expense increased approximately $25.1 million compared to last year and totaled approximately $95.9 million for 2022. The remaining increase was primarily due to increases in sales incentives of $8.1 million, bad debt expense of $6.2 million, salaries, wages, and benefits of $6.3 million, and travel related expenses of $2.6 million.

Earnings from operations of the Construction reportable segment increased in 2022 compared to 2021 by $133.2 million, or 50.4%, due to the factors mentioned above.

All Other Segment:

Our All Other reportable segment consists of our International and Ardellis (our insurance captive) segments that are not significant to our overall results. The decrease in earnings from operations is primarily due to a 4% decrease in gross margin in the International segment and a 16% decrease in gross margin in our Ardellis segment, as well as a 3% increase in SG&A as a percentage of net sales in our Ardellis segment, and $4.3 million of impairments of goodwill and other intangible assets in our Italian reporting unit.

Corporate:

The corporate segment primarily consists of net sales and gross profits on sales to external customers initiated by UFP Purchasing and UFP Transportation and over (under) allocated costs that are not significant.

INTEREST EXPENSE

Interest expense increased by only $0.1 million in 2022 compared to 2021 due to consistent debt balances year over year and interest on our outstanding debt during each period was primarily charged at fixed rates.  See “Note C of Notes to the Consolidated Financial Statements”.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes, and permanent tax differences. Our effective tax rate was 24.6% in 2022 compared to 23.9% in 2021. The increase was primarily due to an increase in non-deductible compensation, as well as prior year one time credits which decreased the 2021 tax expense.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments. The following table summarizes our contractual obligations as of December 31, 2022 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and finance lease obligations	$2,851	$40,846	$5,734	$228,665	$278,096
Estimated interest on long-term debt and finance lease obligations	10,074	18,036	16,444	33,296	77,850
Operating leases	29,501	47,175	32,829	22,700	132,205
Capital project purchase obligations	67,599	—	—	—	67,599
Total	$110,025	$106,057	$55,007	$284,661	$555,750

As of December 31, 2022, we also had $59.0 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 31,	December 25,
	2022	2021
Cash from operating activities	$831,567	$512,477
Cash used in investing activities	(353,936)	(611,187)
Cash used in financing activities	(210,210)	(45,006)
Effect of exchange rate changes on cash	979	(1,669)
Net change in cash and cash equivalents	268,400	(145,385)
Cash, cash equivalents, and restricted cash, beginning of year	291,223	436,608
Cash, cash equivalents, and restricted cash, end of year	$559,623	$291,223

In general, we fund our growth through a combination of operating cash flows, our revolving credit facility, and issuance of long-term notes payable at times when interest rates are favorable. We have not issued equity to finance growth except in the case of a large acquisition that occurred many years ago. We manage our capital structure by attempting to maintain a targeted ratio of debt to equity and debt to earnings before interest, taxes, depreciation and amortization. We believe these financial ratios are among many other important factors to maintaining a strong credit profile, which in turn helps ensure timely access to capital when needed.

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

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days of sales outstanding plus days supply of inventory less days payables are outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle decreased slightly to 56 days in 2022 from 57 days in 2021.

	Twelve Months Ended
	December 31,	December 25,
	2022	2021
Days of sales outstanding	36	34
Days supply of inventory	40	43
Days payables outstanding	(20)	(20)
Days in cash cycle	56	57

The increase in our days of sales outstanding was primarily due to increases in our packaging and construction segments. The decrease in our days supply of inventory was due to better inventory positioning relative to demand and increased usage of vendor managed inventories in 2022.

Our cash flows from operating activities in 2022 was $831.6 million, which was comprised of net earnings of $705.0 million and $138.9 million of non-cash expenses, offset by a $12.3 million increase in working capital since the end of December 2021. Comparatively, cash generated from operating activities was approximately $512.5 million in 2021, which was comprised of net earnings of $552.4 million and $114.8 million of non-cash expenses, offset by a $12.0 million gain on the sale of certain assets and $142.7 million increase in working capital since the end of December 2020. Our investment in working capital at the end of 2022 was impacted by a softening of demand and a decline in lumber prices near the end of the year.

Our cash used in investing activities during 2022 was $353.9 million, primarily reflecting purchases of property, plant, and equipment totaling $174.1 million and business acquisitions totaling $180.2 million. See “Note C of Notes to the Consolidated Financial Statements”. Our outstanding purchase commitments on existing capital projects totaled approximately $63.2 million on December 31, 2022. Capital spending primarily consists of several projects to expand capacity to manufacture new and value-added products, achieve efficiencies through automation, make improvements to a number of facilities, and increase our transportation capacity (tractors, trailers) in order to meet higher volumes and replace old rolling stock. Notable areas of capital spending include projects to:

●	Increase the capacity and efficiency of our plants that produce our Deckorators mineral-based composite and wood-plastic composite decking
●	Expand our capacity to produce UFP Edge siding, pattern and trim products, machine-built pallets, engineered wood and metal components for site-built construction
●	Invest in automation opportunities.
●	Enhance the working environment of several facilities.

In addition, we sold property, plants, and equipment for proceeds of $3.8 million. Finally, the sale and purchase of investments totaling $12.9 million and $19.9 million, respectively, are due to investment activity in our captive insurance subsidiary. Comparatively, cash used in investing activities during 2021 was $611.2 million, reflecting purchases of property, plant, and equipment totaling $151.2 million, business acquisitions totaling $476.0 million, proceeds from the sale of property, plant, and equipment of $30.0 million, and the sale and purchase of investments totaling $14.9 million and $23.8 million, respectively, due to investment activity in our captive insurance subsidiary.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash flows used in financing activities during 2022 primarily consisted of the payment of quarterly dividends totaling $58.9 million, distributions to noncontrolling interests of $12.0 million, $95.8 million in repurchases of our common stock at an average price of $76.83 per share, and net debt repayments of $41.2 million. Comparatively in 2021, cash flows used in financing activities consisted of $40.2 million in dividend payments, $6.8 million in distributions to noncontrolling interests, and net borrowings under  our revolving credit facility of  $3.4 million. The increase in our dividends is primarily due to an increase in the rates our board approved as a result of our growth in earnings and operating cash flow.

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. banks.  On February 28, 2021, this credit agreement was amended to increase the availability from $375 million to $550 million by exercising the accordion feature in the original agreement. On December 6, 2022,  a second amendment was filed increasing the availability from $550 million to $750 million.  The facilities now include up to $60 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. We are charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 15.0 to 30.0 basis points, also determined based upon our performance. The facility fee is payable quarterly in arrears.

On December 31, 2022, we had $5.5 million outstanding on our $750 million revolving credit facility, and we had approximately $741.2 million in remaining availability after considering $3.3 million in outstanding letters of credit.  Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were in compliance with all our covenant requirements on December 31, 2022.

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

On our annual testing date of September 24, 2022, we experienced significantly lower than expected operating results within our italian reporting unit, which is within the All Other segment.  It was determined that the carrying value of the Italian reporting unit exceeded its fair value and we recorded a non-cash goodwill impairment charge of $2.5 million as of  December 31, 2022, which represented the entire amount of the goodwill recorded within the reporting unit, as a result. For the remaining reporting units, the fair values exceed the carrying values and there were no indicators for impairment. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

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

SHORT-TERM OUTLOOK

We believe current economic conditions indicate the U.S. economy is either in or headed towards a recession, which will impact our results and vary depending on its severity and duration. The following factors should be considered when evaluating our future results:

●	Lumber prices, which impact our cost of goods sold and selling prices, have normalized due to additional capacity added by sawmills and demand falling from peak levels as a result of inflation and increase in interest rates. We anticipate lumber prices will follow a more typical seasonal pattern consistent with historical trends and demand.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Retail segment sales accounted for 38% of our net sales in 2022. When evaluating future demand for the segment, we analyze data such as the same-store sales growth of national home improvement retailers and forecasts of home remodeling activity. Based on this data, we currently anticipate market demand to be flat to slightly down in 2023.
●	Packaging segment sales accounted for 25% of our net sales in 2022. When evaluating future demand, we consider a number of metrics, including the Purchasing Managers Index (PMI), durable goods manufacturing, and U.S. real GDP. We currently estimate industrial production to be flat to slightly down in 2023.
●	Construction segment sales accounted for 33% of our net sales in 2022.
-	The site-built business unit accounted for approximately 14% of our net sales in 2022. Approximately one-third of site-built customers are multifamily builders. More than 75% of our site-built residential housing sales are in areas such as Texas and the Mid-Atlantic, Southeast and Mountain West regions, which have experienced significant population growth through migration from other states and are forecasted to continue to grow in the long term. When evaluating future demand, we analyze data from housing starts in those regions. The Mortgage Bankers Association of America forecasts a 10% decrease in national housing starts to an estimated 1.42 million starts in 2023 and the National Association of Home Builders forecasts starts of 1.14 million, a 27% decrease from 2022. The consensus estimates of all housing starts is for a 15% to 20% decline in 2023.
-	The factory-built business unit accounted for 12% of our net sales in 2022. This business, along with our multifamily business, could benefit from higher interest rates as buyers seek more affordable housing alternatives. As a result of these factors, we believe these customers are better insulated from downturns in the housing market. When evaluating future demand, we analyze data from production of manufactured housing. The National Association of Home Builders forecasts a 24% decrease in manufactured home shipments in 2023.
-	The commercial and concrete forming business units accounted for approximately 6% of our net sales in 2022. When evaluating future demand, we analyze data from non-residential construction spending.
●	On a consolidated basis, and based on our 2022 results of operations and business mix, we believe our decremental operating margin is in a range of 15% to 20% of net sales. In other words, we believe for every dollar decrease in sales, relative to the prior year, our earnings from operations may decline by $0.15 to $0.20. As a point of reference, our peak to trough decremental operating margin during the Great Recession was approximately 13.5% (2006 peak to 2011 trough). We estimate that our decremental margins by segment are as follows:
-	Packaging is in a range of 20% to 25%
-	Construction is in a range of 20% to 25%
-	We currently anticipate improvement in operating profits in our Retail segment in 2023, primarily due to an expectation of less volatile lumber prices in 2023 and other operational improvements. The severe volatility of lumber prices in 2022 and 2021 adversely impacted the results of this segment.
●	Key factors that may impact the ranges provided above include estimates of:
-	The impact and level of the Lumber Market and trends in the commodity and other material costs of our products

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-	Changes in our selling prices
-	Changes in our sales mix by segment, business unit, and product
-	Changes in labor rates
-	Our ability to reduce variable manufacturing, freight, selling, general, and administrative costs, particularly certain personnel costs, in line with net sales
-	The results of our salaried bonus plan, which is based on pre-bonus profits and achieving minimum levels of pre-bonus return on investment over a required hurdle rate
-	Inflation and other changes in costs

LONG-TERM OUTLOOK

GOALS

Our long-term objectives include:

●	Growing our annual unit sales by 5 to 7 percent. We anticipate smaller tuck-in acquisitions will contribute toward this goal;
●	Achieving and sustaining a 10 percent EBITDA margin by continuing to enhance our capabilities and grow our portfolio and sales of value-added products;
●	Earning an incremental return on new investment over our cost of capital; and
●	Maintaining a conservative capital structure.

RETAIL SEGMENT

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted a 3.9% compounded annual growth rate through 2025. Sales of our Retail Solutions segment comprised approximately 38% of our annual sales in 2022.

We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.

Our long-term goal is to achieve sales growth by:

●	Increasing our market share of value-added products, including our Deckorators, Edge, and Outdoor Essentials product lines. Continued investment in capacity for Deckorators and Edge is expected to contribute to this increase.
●	Developing new products and increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Acquiring businesses in core product categories when those opportunities exist.
●	Adding new products and customers through strategic business acquisitions or alliances.

PACKAGING SEGMENT

Our goal is to increase our sales of wood, wood alternative, and protective packaging products to a wide variety of packaging customers and manufactured wood components for OEM users. We believe the vast amount of hardwood and softwood lumber consumed for packaging applications, combined with the highly fragmented nature of this market, provides us with market share growth opportunities as a result of our competitive advantages in manufacturing, purchasing, and material utilization. In addition, purchasers of packaging products with a wide geographic footprint increasingly desire to reduce the number of suppliers they buy from, which provides an opportunity to gain market share due to our international presence.  We plan to continue to obtain market share by expanding our manufacturing capacity, enhancing our capabilities and product offerings to enhance the solutions we offer our customers, and improving our ability to serve large regional and international customers in targeted markets. We plan to continue to pursue acquisition opportunities that meet our strategic criteria and help us meet these objectives. The recently implemented reorganization of our business to market-based segments is intended to promote higher rates of sales growth through the introduction of new products, including protective and other packaging materials, and enhanced expertise in this market as well as improved earnings through more efficient use of our people, resources and capital.

Market indicators that should be considered when evaluating future demand for our products in the packaging segment include industrial production, the Purchasing Managers Index, and U.S. GDP. Sales in this segment comprised approximately 25% of our annual sales in 2022.

CONSTRUCTION SEGMENT

The National Association of Home Builders forecasts a 6% decrease in manufactured home shipments from 2023 to 2024. We currently supply approximately 45.0% of the trusses used in manufactured housing and we will strive to maintain our market share of trusses produced for this market. Sales of our Factory Built business unit within our Construction segment comprised approximately 12% of our annual sales in 2022.

The Mortgage Bankers Association of America forecasts national housing starts of 1.54 million in 2024 and the National Association of Home Builders forecasts starts of 1.3 million in 2024. The consensus estimate of all housing starts is 1.36 million, a 7% increase from 2023. As a result of our conservative approach to adding capacity to serve this market and focus on managing potential channel conflicts with certain customers, our growth may trail the market in future years. Sales of our Site Built business unit within our Construction segment comprised approximately 14% of our annual sales in 2022.

Non-residential construction spending is a market indicator that should be considered when evaluating future demand for our products in our Commercial and Concrete Forming business units within our Construction segment. Sales in these business units comprised approximately 4% and 3%, respectively, of our annual sales in 2022.

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

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

In recent years, selling, general and administrative (SG&A) expenses have increased due to acquisitions and added personnel hired to take advantage of growth opportunities and execute our initiatives intended to increase our sales of new products and improve our sales mix of value-added products. We anticipate our trend of increases in these costs will continue; however, our objective is to reduce these costs on a per unit basis and as a percentage of gross profits as we grow through the improved productivity of our people and as a result of fixed costs. In addition, bonus and other incentive expenses is based on our profitability and the effective management of our assets and will continue to fluctuate based on our results. See Note H — Common Stock for discussion of future compensation costs related to long-term share-based bonus awards.

On a long-term basis, we expect that our SG&A expenses will primarily be impacted by:

●	Our growth in sales to the packaging and the construction segments. Our sales to these segments require a higher ratio of SG&A costs due, in part, to product design and engineering requirements.
●	Sales of new products and value-added, branded products to the retail segment, which generally require higher product development, marketing, advertising, and other selling costs.
●	Our incentive compensation programs which are tied to gross profits, pre-bonus earnings from operations and threshold levels of return on investment.
●	Our growth and success in achieving continuous improvement objectives designed to improve our productivity and leverage our fixed costs as we grow.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Our cash cycle will continue to be impacted in the future by our mix of sales by segment. Sales from our Construction and Packaging segments require a greater investment in receivables than sales to our Retail segment, while our Retail segment generally requires a greater investment in inventory. Also, our net investment in trade receivables, inventory, and accounts payable will continue to be impacted by the level of lumber prices.

Additionally, we expect to spend approximately  $200 million to $225 million on capital expenditures, incur depreciation of approximately $120 million, and incur amortization and other non-cash expenses of approximately $35 million in 2023.

On December 31, 2022, we had outstanding purchase commitments on capital projects of approximately $63.2 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

Our dividend rates are reviewed and approved at each of our February, April, July, and October board meetings and payments are made in March, June, September, and December of each year. Our board considers our dividend yield, payout ratios relative to earnings and operating cash flow, and potential variability of future results, among other factors, as part of its decision-making process.

We have a share repurchase program approved by our Board of Directors, and as of March 1, 2023 we have remaining authorization to buy back approximately 2 million shares. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of UFP Industries, Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated March 1, 2023, expressed an unqualified opinion on those financial statements.

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

March 1, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UFP Industries, Inc. and subsidiaries (the "Company") as of December 31, 2022 and December 25, 2021, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and December 25, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Accounting for Unconsolidated Variable Interest Entities - Refer to Note C, Business Combinations, to the financial statements

Critical Audit Matter Description

The Company periodically purchases a partial ownership interest in other entities. The agreements related to such purchases can be complex, requiring management to evaluate whether the entities should be accounted for under the equity method or consolidated. In addition, management must also evaluate whether the acquired interest in the entity represents a variable interest entity (“VIE”) and if so, whether the Company is the primary beneficiary. This assessment requires judgment by management.

We identified the equity method or consolidation accounting and the related VIE primary beneficiary assessment of the Company’s partial ownership interest acquisitions as a critical audit matter given the judgment required by management. This required a higher degree of auditor judgment and an increased extent of audit effort due to the complexity of the entity structures and agreements.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of equity method or consolidation accounting, inclusive of VIE primary beneficiary assessment, included the following, among others:

●	We tested the effectiveness of the controls over the accounting assessment of acquisitions.
●	We evaluated the appropriateness of the Company’s accounting conclusions related to equity method or consolidation accounting for a partial ownership interest entity by:
-	Reading the acquisition agreement and other related documents and evaluating the structure and terms of the agreements to determine if the acquired ownership interest should be classified as a VIE.
●	If an entity is determined to be a VIE, considered whether the Company appropriately determined the primary beneficiary by evaluating the contractual arrangements of the entity to determine if the Company has the power to direct activities, and if the Company has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could be significant to the VIE.
●	Consulted with our internal firm specialists to assist in auditing management’s equity method or consolidation accounting conclusion inclusive of the VIE primary beneficiary assessment.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

March 1, 2023

We have served as the Company's auditor since 2014.

UFP INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31,	December 25,
	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$559,397	$286,662
Restricted cash	226	4,561
Investments	36,013	36,495
Accounts receivable, net	617,604	737,805
Inventories:
Raw materials	398,798	416,043
Finished goods	574,429	547,277
Total inventories	973,227	963,320
Refundable income taxes	33,126	4,806
Other current assets	42,520	39,827
TOTAL CURRENT ASSETS	2,262,113	2,073,476
DEFERRED INCOME TAXES	3,750	3,462
RESTRICTED INVESTMENTS	19,898	19,310
RIGHT OF USE ASSETS	107,517	96,703
OTHER ASSETS	101,262	31,876
GOODWILL	337,320	315,038
INDEFINITE-LIVED INTANGIBLE ASSETS	7,339	7,369
OTHER INTANGIBLE ASSETS, NET	143,892	109,017
PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment	1,379,968	1,212,113
Less accumulated depreciation and amortization	(690,986)	(623,093)
PROPERTY, PLANT AND EQUIPMENT, NET	688,982	589,020
TOTAL ASSETS	$3,672,073	$3,245,271
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Cash overdraft	$—	$17,030
Accounts payable	206,941	319,125
Accrued liabilities:
Compensation and benefits	296,120	289,196
Other	80,255	84,853
Current portion of lease liability	25,577	23,155
Current portion of long-term debt	2,942	42,683
TOTAL CURRENT LIABILITIES	611,835	776,042
LONG-TERM DEBT	275,154	277,567
LEASE LIABILITY	85,419	76,632
DEFERRED INCOME TAXES	51,265	60,964
OTHER LIABILITIES	44,697	37,497
TOTAL LIABILITIES	1,068,370	1,228,702
TEMPORARY EQUITY:
Redeemable noncontrolling interest	6,880	—
SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 160,000,000; issued and outstanding, 61,618,193 and 61,901,851	61,618	61,902
Additional paid-in capital	294,029	243,995
Retained earnings	2,217,410	1,678,121
Accumulated other comprehensive loss	(9,075)	(5,405)
Total controlling interest shareholders’ equity	2,563,982	1,978,613
Noncontrolling interest	32,841	37,956
TOTAL SHAREHOLDERS’ EQUITY	2,596,823	2,016,569
TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY	$3,672,073	$3,245,271

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)	Year Ended
	December 31,	December 25,	December 26,
	2022	2021	2020
NET SALES	$9,626,739	$8,636,134	$5,153,998
COST OF GOODS SOLD	7,837,278	7,229,167	4,353,702
GROSS PROFIT	1,789,461	1,406,967	800,296
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	832,079	682,253	444,596
OTHER LOSS (GAINS), NET	7,198	(12,840)	9,874
EARNINGS FROM OPERATIONS	950,184	737,554	345,826
INTEREST EXPENSE	13,910	13,814	9,311
INTEREST AND INVESTMENT INCOME	(725)	(6,498)	(4,468)
EQUITY IN LOSS OF INVESTEE	2,183	3,902	—
	15,368	11,218	4,843
EARNINGS BEFORE INCOME TAXES	934,816	726,336	340,983
INCOME TAXES	229,852	173,972	87,101
NET EARNINGS	704,964	552,364	253,882
LESS NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(12,313)	(16,724)	(7,104)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$692,651	$535,640	$246,778

EARNINGS PER SHARE – BASIC	$11.05	$8.61	$4.00
EARNINGS PER SHARE – DILUTED	$10.97	$8.59	$4.00

OTHER COMPREHENSIVE INCOME:
NET EARNINGS	704,964	552,364	253,882
OTHER COMPREHENSIVE LOSS	(2,498)	(5,296)	5,967
COMPREHENSIVE INCOME	702,466	547,068	259,849
LESS COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(13,485)	(15,039)	(9,976)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$688,981	$532,029	$249,873

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)	Controlling Interest Shareholders’ Equity
		Additional		Accumulated Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling		Temporary
	Stock	Capital	Earnings	Earnings	Interest (NCI)	Total	Equity
Balance on December 28, 2019	$61,409	$192,173	$995,022	$(4,889)	$14,018	$1,257,733	$—
Net earnings			246,778		7,104	253,882
Foreign currency translation adjustment				1,373	2,872	4,245
Unrealized gain on debt securities				1,722		1,722
Distributions to NCI					(933)	(933)
NCI related to business combinations		130			(225)	(95)
Cash dividends - $0.50 per share			(30,669)			(30,669)
Issuance of 35,133 shares under employee stock purchase plan	35	1,360				1,395
Issuance of 390,720 shares under stock grant programs	390	12,140	5			12,535
Issuance of 127,735 shares under deferred compensation plan	128	(128)				—
Repurchase of 756,397 shares	(756)		(28,456)			(29,212)
Expense associated with share-based compensation arrangements		3,905				3,905
Accrued expense under deferred compensation plans		8,644				8,644
Balance on December 26, 2020	$61,206	$218,224	$1,182,680	$(1,794)	$22,836	$1,483,152	$—
Net earnings			535,640		16,724	552,364
Foreign currency translation adjustment				(2,584)	(1,685)	(4,269)
Unrealized gain on investments and other				(1,027)		(1,027)
Distributions to NCI					(6,750)	(6,750)
NCI related to business combinations					6,831	6,831
Cash dividends - $0.65 per share			(40,209)			(40,209)
Issuance of 33,104 shares under employee stock purchase plan	33	2,083				2,116
Issuance of 546,235 shares under stock grant programs	546	3,506	10			4,062
Issuance of 116,732 shares under deferred compensation plan	117	(117)				—
Expense associated with share-based compensation arrangements		11,071				11,071
Accrued expense under deferred compensation plans		9,228				9,228
Balance on December 25, 2021	$61,902	$243,995	$1,678,121	$(5,405)	$37,956	$2,016,569	$—
Net earnings			692,651		12,210	704,861	103
Foreign currency translation adjustment				(1,841)	1,802	(39)	(630)
Unrealized gain on investments and other				(1,829)		(1,829)
Distributions to NCI					(12,024)	(12,024)
Contributions to NCI					538	538
NCI related to business combinations						—	(234)
Redeemable NCI					(7,641)	(7,641)	7,641
Cash dividends - $0.95 per share			(58,860)			(58,860)
Issuance of 44,012 shares under employee stock purchase plan	44	2,725				2,769
Issuance of 805,562 shares under stock grant programs	806	9,919	25			10,750
Issuance of 113,384 shares under deferred compensation plan	113	(113)				—
Repurchase of 1,246,616 shares	(1,247)		(94,527)			(95,774)
Expense associated with share-based compensation arrangements		27,987				27,987
Accrued expense under deferred compensation plans		9,516				9,516
Balance on December 31, 2022	$61,618	$294,029	$2,217,410	$(9,075)	$32,841	$2,596,823	$6,880

See notes to consolidated financial statements

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended
	December 31,	December 25,	December 26,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$704,964	$552,364	$253,882
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation	94,063	84,184	63,964
Amortization of intangibles	19,499	13,948	8,716
Expense associated with share-based and grant compensation arrangements	28,156	11,224	4,034
Deferred income taxes (credit)	(16,289)	5,653	1,857
Unrealized loss (gain) on investments and other	5,768	(4,118)	(2,076)
Equity in loss of investee	2,183	3,902	—
Net loss (gain) on sale and disposition of assets	1,285	(11,992)	1,470
Impairment of goodwill and other intangibles	4,261	—	11,485
Gain from reduction of estimated earnout liability	—	—	(4,134)
Changes in:
Accounts receivable	130,704	(85,439)	(87,552)
Inventories	718	(260,301)	(76,022)
Accounts payable and cash overdraft	(137,907)	78,060	62,405
Accrued liabilities and other	(5,838)	124,992	98,448
NET CASH FROM OPERATING ACTIVITIES	831,567	512,477	336,477
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(174,124)	(151,166)	(89,182)
Proceeds from sale of property, plant and equipment	3,805	29,973	2,922
Acquisitions, net of cash received and purchase of equity method investment	(180,151)	(475,960)	(65,255)
Purchases of investments	(19,875)	(23,797)	(28,054)
Proceeds from sale of investments	12,874	14,882	24,805
Other	3,535	(5,119)	46
NET CASH USED IN INVESTING ACTIVITIES	(353,936)	(611,187)	(154,718)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	605,101	892,072	6,862
Repayments under revolving credit facilities	(607,549)	(888,695)	(6,498)
Repayments of debt	(38,719)	—	—
Contingent consideration payments and other	(2,856)	(3,176)	(5,787)
Issuance of long-term debt	—	—	150,000
Proceeds from issuance of common stock	2,769	2,116	1,395
Dividends paid to shareholders	(58,860)	(40,209)	(30,669)
Distributions to noncontrolling interest	(12,024)	(6,750)	(932)
Repurchase of common stock	(95,774)	—	(29,212)
Other	(2,298)	(364)	62
NET CASH USED IN FINANCING ACTIVITIES	(210,210)	(45,006)	85,221
Effect of exchange rate changes on cash	979	(1,669)	962
NET CHANGE IN CASH AND CASH EQUIVALENTS	268,400	(145,385)	267,942
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	291,223	436,608	168,666
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$559,623	$291,223	$436,608

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents, beginning of period	$286,662	$436,507	$168,336
Restricted cash, beginning of period	4,561	101	330
Cash, cash equivalents, and restricted cash, beginning of period	$291,223	$436,608	$168,666

Cash and cash equivalents, end of period	$559,397	$286,662	$436,507
Restricted cash, end of period	226	4,561	101
Cash, cash equivalents, and restricted cash, end of period	$559,623	$291,223	$436,608

SUPPLEMENTAL INFORMATION:
Interest paid	$13,953	$14,077	$7,204
Income taxes paid	274,616	167,043	77,964
NON-CASH INVESTING ACTIVITIES
Capital expenditures included in accounts payable	3,185	3,256	—
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$9,282	$7,487	$6,870

See notes to consolidated financial statements

UFP INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We are a holding company whose subsidiaries supply products primarily manufactured from wood, wood and non-wood composites, metals, and other materials to three markets: retail, construction and packaging.  Founded in 1955, we are headquartered in Grand Rapids, Michigan, with affiliates throughout North America, Europe, Asia and Australia.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and with the rules and regulations of the Securities and Exchange Commission (the "SEC"), represent our assets and liabilities and operating results. The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and partnerships. All significant intercompany balances and transactions have been eliminated in consolidation.

We consolidate entities in which we have a controlling financial interest. In determining whether we have a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity (“VIE”) and whether we are the primary beneficiary. The primary beneficiary of a VIE is the entity that has (i) the power to direct the activities that most significantly impact the entity's economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could be significant to the VIE. The primary beneficiary is required to consolidate the VIE. We account for unconsolidated VIEs using the equity method of accounting.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2022, 2021, and 2020 relate to the fiscal years ended December 31, 2022, December 25, 2021, and December 26, 2020, respectively. Fiscal year 2022 was comprised of 53 weeks and fiscal years 2021 and 2020 were comprised of 52 weeks.

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

Our investment portfolio includes restricted investments within our wholly-owned subsidiary, Ardellis Insurance Ltd. There are $19.9 million of restricted investments recorded as of December 31, 2022.

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

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 31, 2022:
Allowance for possible losses on accounts receivable	$5,085	$79,862	$(73,220)	$11,727
Year Ended December 25, 2021:
Allowance for possible losses on accounts receivable	$4,629	$66,883	$(66,427)	$5,085
Year Ended December 26, 2020:
Allowance for possible losses on accounts receivable	$4,440	$48,954	$(48,765)	$4,629
*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $8.0 million and $7.8 million as of December 31, 2022 and December 25, 2021, respectively. All amounts are expected to be collected within 18 months. Concentration of accounts receivable related to our two largest customers totaled $131.0 million and $87.6 million as of December 31, 2022 and December 25, 2021, respectively.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU requires that an acquirer recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and will be applied prospectively to all business combinations occurring after this date.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes raw materials, direct labor, and manufacturing overhead and is determined using the weighted average cost method. Raw materials consist primarily of unfinished wood products and other materials expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale. We have inventory on consignment at customer locations valued at $27.9 million as of December 31, 2022 and $37.8 million as of December 25, 2021.

We write down the value of inventory, the impact of which is reflected in cost of goods sold in the Consolidated Statement of Earnings and Comprehensive Income, if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. These estimates are based on management's judgment regarding future demand and market conditions and analysis of historical experience. There was no lower of cost or net realizable value adjustment to inventory as of December 31, 2022 and December 25, 2021.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. The components of property, plant and equipment as of December 31, 2022 and and December 25, 2021 were as follows:

	Year Ended
	December 31,	December 25,
	2022	2021
Land and improvements	$171,729	$163,289
Building and improvements	355,228	329,698
Machinery and equipment	708,095	632,864
Furniture and fixtures	23,186	24,063
Construction in progress	121,730	62,199
Total Property, Plant and Equipment, Gross	$1,379,968	$1,212,113

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

Software costs are included in machinery and equipment on the balance sheet with gross amounts and accumulated amortization totaling $5.7 million and $5.4 million as of December 31, 2022, and $6.0 million and $5.3 million as of December 25, 2021, respectively.

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

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to impairment tests at least annually in accordance with ASC 350, Intangibles-Goodwill and Other. We review the carrying amounts of goodwill and other non-amortizable intangibles by reporting unit to determine if such assets may be impaired. As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 24, 2022, it was determined that the carrying value of the Italian reporting unit exceeded its fair value and we recorded a non-cash goodwill impairment charge of $2.5 million as of  December 31, 2022, which represented the entire amount of the goodwill recorded within the reporting unit. For the remaining reporting units, the fair values exceed the carrying values and there were no indicators for impairment. In the fourth quarter of 2020, we recorded a non-cash goodwill impairment charge of $11.5 million related to the commercial reporting unit within our construction segment. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

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

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 31, 2022 and December 25, 2021. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) and Excess General Liability and Property Insurance to certain third parties. As of December 31, 2022, Ardellis had 70 such contracts in place. Reserves associated with these contracts were $5.0 million at December 31, 2022, and $7.1 million at December 25, 2021, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

REVENUE RECOGNITION

Within the three primary segments (Retail, Packaging, and Construction) that the Company operates, there are a variety of written agreements governing the sale of our products and services. The transaction price is stated at the purchase order level, which includes shipping and/or freight costs and any applicable governmental authority taxes. The majority of our contracts have a single performance obligation concentrated around the delivery of goods to the carrier, Free On Board (FOB) shipping point. Therefore, revenue is recognized when this performance obligation is satisfied. Generally, title and control passes at the time of shipment. In certain circumstances, the customer takes title when the shipment arrives at the destination. However, our shipping process is typically completed the same day.

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

The following table presents our net sales disaggregated by revenue source (in thousands):

	Year Ended
	December 31,	December 25,	December 26,	2022 vs. 2021	2021 vs. 2020
	2022	2021	2020	% Change	% Change
Point in Time Revenue	$9,442,794	$8,512,012	$5,025,895	10.9%	69.4%
Over Time Revenue	183,945	124,122	128,103	48.2%	(3.1)%
Total Net Sales	$9,626,739	$8,636,134	$5,153,998	11.5%	67.6%

The Construction segment comprises the construction contract revenue shown above. Construction contract revenue is primarily made up of site-built and framing customers.

The following table presents the balances of over time accounting accounts on December 31, 2022 and December 25, 2021 which are included in “Other current assets” and “Accrued liabilities: Other”, respectively (in thousands):

	December 31,	December 25,
	2022	2021
Cost and Earnings in Excess of Billings	$6,798	$5,602
Billings in Excess of Cost and Earnings	10,184	10,744

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

	December 31,	December 25,	December 26,
	2022	2021	2020
Numerator:
Net earnings attributable to controlling interest	$692,651	$535,640	$246,778
Adjustment for earnings allocated to non-vested restricted common stock	(27,488)	(17,342)	(6,903)
Net earnings for calculating EPS	$665,163	$518,298	$239,875
Denominator:
Weighted average shares outstanding	62,667	62,209	61,632
Adjustment for non-vested restricted common stock	(2,487)	(2,014)	(1,724)
Shares for calculating basic EPS	60,180	60,195	59,908
Effect of dilutive restricted common stock	473	159	20
Shares for calculating diluted EPS	60,653	60,354	59,928
Net earnings per share:
Basic	$11.05	$8.61	$4.00
Diluted	$10.97	$8.59	$4.00

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

B.FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows (in thousands):

	December 31, 2022				December 25, 2021
	Quoted	Prices with			Quoted	Prices with
	Prices in	Other	Prices with		Prices in	Other	Prices with
	Active	Observable	Unobservable		Active	Observable	Unobservable
	Markets	Inputs	Inputs		Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Money market funds	$390,219	$1,286	$—	$391,505	$19	$9,392	$—	$9,411
Fixed income funds	2,594	16,692	—	19,286	1,668	16,910	—	18,578
Treasury securities	343	—	—	343	342	—	—	342
Equity securities	17,337	—	—	17,337	20,163	—	—	20,163
Alternative investments	—	—	4,102	4,102	—	—	3,785	3,785
Mutual funds:
Domestic stock funds	13,067	—	—	13,067	10,910	—	—	10,910
International stock funds	1,414	—	—	1,414	1,687	—	—	1,687
Target funds	8	—	—	8	23	—	—	23
Bond funds	130	—	—	130	146	—	—	146
Alternative funds	474	—	—	474	483	—	—	483
Total mutual funds	15,093	—	—	15,093	13,249	—	—	13,249
Total	$425,586	$17,978	$4,102	$447,666	$35,441	$26,302	$3,785	$65,528

From the assets measured at fair value as of December 31, 2022, listed in the table above, $391.2 million of money market funds are held in Cash and Cash Equivalents, $36.1 million of mutual funds, equity securities, and alternative investments are held in Investments, $0.5 million of money market and mutual funds are held in Other Assets for our deferred compensation plan, and $19.6 million of fixed income funds and $0.3 million of money market funds are held in Restricted Investments.

We maintain money market, mutual funds, bonds, and/or equity securities in our non-qualified deferred compensation plan, our wholly owned licensed captive insurance company, and assets held in financial institutions. These funds are valued at prices quoted in an active exchange market and are included in "Cash and Cash Equivalents", "Investments", "Other Assets", and “Restricted Investments.” We have elected not to apply the fair value option under ASC 825, Financial Instruments, to any of our financial instruments except for those expressly required by U.S. GAAP.

During 2018, we purchased a private real estate income trust which is valued as a Level 3 asset and is categorized as an “Alternative Investment.”

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $55.6 million and 55.4 million as of December 31, 2022 and December 25, 2021, respectively, which has been included in the aforementioned table of total investments. This portfolio consists of domestic and international equity securities, alternative investments, and fixed income bonds.

Ardellis’ available for sale investment portfolio, including funds held with the State of Michigan, consists of the following (in thousands):

	December 31, 2022			December 25, 2021
		Unrealized			Unrealized
	Cost	Gain (Loss)	Fair Value	Cost	Gain	Fair Value
Fixed Income	$21,399	$(2,113)	$19,286	$18,169	$409	$18,578
Treasury Securities	343	—	343	342	—	342
Equity	15,762	1,575	17,337	15,196	4,967	20,163
Mutual Funds	13,430	1,144	14,574	9,222	3,325	12,547
Alternative Investments	3,105	997	4,102	3,003	782	3,785
Total	$54,039	$1,603	$55,642	$45,932	$9,483	$55,415

Our fixed income investments consist of a blend of US Government and Agency bonds and investment grade corporate bonds with varying maturities.  Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. Our mutual fund investments consist of domestic and international stock. Our alternative investments consist of a private real estate income trust which is valued as a Level 3 asset.  The net pre-tax unrealized gain was $1.6 million for the year ended December 31, 2022. Carrying amounts above are recorded in the investments and restricted investments line items within the balance sheet as of December 31, 2022 and December 25, 2021.

C.BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2022 and 2021, which were accounted for using the purchase or equity method (in thousands).

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	December 6, 2022	$71,009 cash paid for 100% asset purchase	$48,812	$22,197	Packaging
Titan Corrugated, Inc. (Titan) and All Boxed Up, LLC

Located in Flower Mound, TX and founded in 2003, Titan’s primary products include boxes used in moving and storage, jumbo boxes for industrial products, corrugated shipping containers, and point-of-purchase displays. All Boxed Up distributes common box sizes manufactured by Titan throughout the United States. The combined companies had trailing 12-month sales through October 2022 of approximately $46.5 million.

	June 27, 2022	$69,791 cash paid for equity method investment	$34,552	$35,239	Packaging
Dempsey Wood Products, Inc. (Dempsey)

Located in Orangeburg, South Carolina and founded in 1988, Dempsey is a sawmill which produces products such as kiln dried finished lumber, industrial lumber, green cut stock lumber, pine chips and shavings, landscaping mulch, and sawdust. The Company had sales of approximately $69 million in 2021.

	May 9, 2022	$15,398 cash paid for 100% asset purchase	$4,821	$10,577	Retail
Cedar Poly, LLC

Located in Tipton, Iowa, Cedar Poly is a full-service recycler of high-density and low-density polyethylene (HDPE and LDPE) flakes and pellets used in various products, including composite decking. The company also recycles corrugate and operates its own transportation fleet. Cedar Poly had 2021 sales of approximately $17.3 million and will operate in UFP’s Deckorators business unit.

	December 27, 2021	$24,057 cash paid for 100% stock purchase, net of acquired cash and $2,000 estimated contingent consideration	$20,390	$5,667	Retail
Ultra Aluminum Manufacturing, Inc. (Ultra)

Located in Howell, Michigan and founded in 1996, Ultra is a leading manufacturer of aluminum fencing, gates and railing. The company designs and produces an extensive selection of ornamental aluminum fence and railing products for contractors, landscapers, fence dealers and wholesalers. The Company had sales of approximately $45 million in 2021.

	December 20, 2021	$23,154 cash paid for 100% stock purchase and estimated contingent consideration	$13,817	$9,337	Packaging
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

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	November 22, 2021	$10,831 cash paid for 70% stock purchase and noncontrolling interest, net of acquired cash	$12,686	$(1,855)	Other
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

	November 1, 2021	$5,984 cash paid for 100% asset purchase and estimated contingent consideration	$6,963	$(979)	Other
Boxpack Packaging (Boxpack)

Based near Melbourne, Australia, Boxpack specializes in flexographic and lithographic cardboard packaging, using the latest CAD design and finishing techniques. Boxpack serves multiple industries, including food and beverage, confectionary, pharmaceutical, industrial and agricultural. The Company had trailing 12-month sales through June 30, 2021, of $6.2 million USD ($8.2 million AUD).

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

	March 1, 2021	$5,511 cash paid for 100% asset purchase and estimated contingent consideration	$5,469	$42	Other
J.C. Gilmore Pty Ltd (Gilmores)

Founded in 1988 and operating from its distribution facility in Port Melbourne, Australia, Gilmores is a leading distributor in the industrial and construction industries of packaging tapes, stretch films, packaging equipment, strapping, construction protection products and other items, with 2020 sales of $15 million AUD ($10 million USD).

	December 28, 2020	$259,011 cash paid for 100% stock purchase	$79,917	$179,094	Retail/Packaging
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

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2022, except for the acquisitions of All Boxed Up, Titan and Cedar Poly.  In aggregate, acquisitions made during 2022 and 2021, contributed approximately $1.5 billion in net sales and $67.0 million in operating profit during 2022.

The amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-							Intangibles -
	Compete		Customer					Tax
	Agreements	Patents	Relationships		Tradename	Goodwill		Deductible
All Boxed Up	$—	$—	$980	*	$—	$934	*	$1,914
Titan	—	—	23,970	*	—	22,928	*	46,898
Cedar Poly	—	—	2,401	*	—	2,420	*	4,821
Ultra	—	—	6,820		5,020	8,550		20,390
Advantage	310	—	5,100		420	7,987		13,817
Ficus	2,784	—	4,931		1,718	3,253		12,686
Boxpack	821	—	4,011		—	2,131		6,963
Shelter	30	—	2,200		190	1,619		4,039
Endurable	—	—	4,080		1,210	1,809		7,099
Walnut Hollow	—	—	410		560	556		1,526
Gilmores	1,631	—	—		—	3,838		5,469
PalletOne	—	—	18,089		17,450	44,378		79,917

*(estimate)

As a result of the investment in Dempsey on June 27, 2022, we own 50% of the issued equity of the Company, and the remaining 50% of the issued equity is owned by the previous owners (“Sellers”). The investment in Dempsey is an unconsolidated variable interest entity and we have accounted for it using the equity method of accounting because we do not have a controlling financial interest in the entity. Per the contracts, the Sellers have a put right to sell their equity interest to us for $50 million and we have a call right to purchase the Seller’s equity interest for $70 million, which are both first exercisable in June 2025 and expire in June 2030. As of December 31, 2022, the carrying value of our investment in Dempsey is $67.4 million and is recorded in Other Assets. Our maximum exposure to loss consists of our investment amount and any contingent loss that may occur in the future as a result of a change in the fair value of Dempsey relative to the strike price of the put option.

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2022 and 2021 are not presented.

D.GOODWILL AND OTHER INTANGIBLE ASSETS

As described in Note M — Segment Reporting, our segment structure is based upon the markets we serve and goodwill has been allocated to the segments using a relative fair value approach. The changes in the net carrying amount of goodwill by reporting segment for the years ended December 31, 2022 and December 25, 2021, are as follows (in thousands):

	Retail	Packaging	Construction	All Other	Corporate	Total
Balance as of December 26, 2020	$61,943	$87,827	$90,729	$11,694	$—	$252,193
2021 Acquisitions	13,115	43,006	4,502	13,880	—	74,503
2021 Purchase Accounting Adjustments	(1,682)	(2,292)	(6,228)	(478)	—	(10,680)
Foreign Exchange, Net	—	—	(3)	(975)	—	(978)
Balance as of December 25, 2021	$73,376	$128,541	$89,000	$24,121	$—	$315,038
2022 Acquisitions	10,971	23,862	—	—	—	34,833
2022 Purchase Accounting Adjustments	293	(3,494)	(1,074)	(4,766)	—	(9,041)
2022 Impairments				(2,480)	—	(2,480)
Foreign Exchange, Net	—	—	(256)	(774)	—	(1,030)
Balance as of December 31, 2022	$84,640	$148,909	$87,670	$16,101	$—	$337,320

As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 24, 2022, all reporting units had fair values that were substantially in excess of their carrying values, except for the Italian reporting unit. It was determined that the carrying value of the Italian reporting unit exceeded its fair value and we recorded a non-cash goodwill impairment charge of $2.5 million as of  December 31, 2022, which represented the entire amount of the goodwill recorded within the reporting unit. During 2020, we experienced significantly lower than expected operating results within our commercial reporting unit, which is within the Construction segment.  It was determined that the carrying value of the reporting unit exceeded its fair value and we recorded a non-cash goodwill impairment charge of $11.5 million as of  December 26, 2020, which represented the entire amount of the goodwill recorded within the reporting unit, as a result.

Indefinite-lived intangible assets totaled $7.3 million as of December 31, 2022 and $7.4 million December 25, 2021 related to the commercial unit within the construction segment, the international unit within the all other segment, and the Deckorators unit within the retail segment.

The following amounts were included in other amortizable intangible assets, net as of December 31, 2022 and December 25, 2021 (in thousands):

	2022			2021
		Accumulated			Accumulated
	Assets	Amortization	Net Value	Assets	Amortization	Net Value
Non-compete agreements	$12,577	$(7,109)	$5,468	$8,490	$(4,160)	$4,330
Customer relationships and other	141,712	(35,521)	106,191	101,158	(25,012)	76,146
Licensing agreements	4,589	(4,589)	—	4,589	(4,589)	—
Patents	1,976	(1,104)	872	3,221	(1,137)	2,084
Tradename	38,826	(8,393)	30,433	30,392	(4,599)	25,793
Software	1,788	(860)	928	959	(295)	664
Total	$201,468	$(57,576)	$143,892	$148,809	$(39,792)	$109,017

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Weighted Average
Intangible Asset Type	Estimated Useful Life	Amortization Period
Non-compete agreements	2 to 15 years	6.5 years
Customer relationships and other	5 to 15 years	10 years
Licensing agreements	10 years	10 years
Patents	10 years	10 years
Tradename (amortizable)	5 to 25 years	10.9 years
Software	3 to 5 years	3.2 years

Amortization expense of intangibles totaled $19.5 million, $13.9 million and $8.7 million in 2022, 2021 and 2020, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2023	$18,948
2024	18,318
2025	17,533
2026	16,460
2027	15,230
Thereafter	57,403
Total	$143,892

E.DEBT

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. banks.  On February 28, 2021, this credit agreement was amended to increase the availability from $375 million to $550 million by exercising the accordion feature in the original agreement. On December 6, 2022,  a second amendment was filed increasing the availability from $550 million to $750 million.  The facilities now include up to $60 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. We are charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 15.0 to 30.0 basis points, also determined based upon our performance. The facility fee is payable quarterly in arrears.

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

Outstanding letters of credit extended on our behalf on December 31, 2022 and December 25, 2021 aggregated $59.0 million and $54.2 million; respectively, which includes approximately $3.3 million related to industrial development revenue bonds.  We had an outstanding balance of $5.5 million and $7.8 million, which includes foreign subsidiary borrowings, on the revolver at December 31, 2022, and December 25, 2021, respectively. After considering letters of credit, we had $741.2 million and $535.1 million in remaining availability on the revolver on December 31, 2022, and December 25, 2021, respectively.  Letters of credit have one-year terms, include an automatic renewal clause, and are charged an annual interest rate of 112.5 basis points, based upon our financial performance.

Long-term debt obligations are summarized as follows on December 31, 2022 and December 25, 2021 (amounts in thousands):

	2022	2021
Series 2020 Senior Notes E, due on August 10, 2032, interest payable semi-annually at 3.04%	$50,000	$50,000
Series 2020 Senior Notes F, due on August 10, 2033, interest payable semi-annually at 3.08%	50,000	50,000
Series 2020 Senior Notes G, due on August 10, 2035, interest payable semi-annually at 3.15%	50,000	50,000
Series 2018 Senior Notes C, due on June 14, 2028, interest payable semi-annually at 4.20%	40,000	40,000
Series 2018 Senior Notes D, due on June 14, 2030, interest payable semi-annually at 4.27%	35,000	35,000
Series 2012 Senior Notes Tranche A, due on December 17, 2022, interest payable semi-annually at 3.89%	—	35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Foreign subsidiary borrowings under revolving credit facility, due on December 6, 2027, interest payable monthly at a floating rate (4.13% on December 31, 2022 and 1.06% on December 25, 2021)	5,465	7,818
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (1.04% on December 31, 2022 and 0.14% on December 25, 2021)	3,300	3,300
Series 2002 Industrial Development Revenue Bonds, due on December 1, 2022, interest payable monthly at a floating rate (N/A on December 31, 2022 and 0.18% on December 25, 2021)	—	3,700
Finance leases and foreign affiliate debt	4,565	5,544
	278,330	320,362
Less current portion	(2,942)	(42,683)
Less debt issuance costs	(234)	(112)
Long-term portion	$275,154	$277,567

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants. We were within all of our lending requirements on December 31, 2022 and December 25, 2021.

On December 31, 2022, the principal maturities of long-term debt and finance lease obligations are as follows (in thousands):

2023	$2,942
2024	40,817
2025	132
2026	136
2027	5,614
Thereafter	228,689
Total	$278,330

On December 31, 2022, the estimated fair value of our long-term debt, including the current portion, was $242.1 million, which was $36.2 million less than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

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

We believe finance leases have no significant impact to our consolidated balance sheet and statement of earnings as of December 31, 2022.

As of December 31, 2022, we have no leases that have not yet commenced that would significantly impact the rights, obligations, and our financial position.

There were no lease transactions between related parties as of December 31, 2022.

The rates implicit in our leases are primarily not readily available. To determine the discount rate used to present value the lease payments, we utilize the 7-year treasury note rate plus a blend of rate spreads associated with our 10 to 15 year senior notes along with estimated spreads based on current market conditions.  We feel the determined rate is a reasonable representation of our lease population.

Lease costs under non-cancelable operating leases on December 31, 2022 and December 25, 2021 are as follows (in thousands):

	2022	2021
Operating lease cost	$32,458	$30,054
Short-term lease cost	10,490	5,264
Variable lease cost	5,291	4,761
Sublease income	(2,876)	(3,109)
Total lease cost	$45,363	$36,970

The amounts paid for operating leases, included in the measurement of lease liabilities, were $30.2 million in the year ended December 31, 2022 and $27.4 million in the year ended December 25, 2021. In addition, right-of-use assets obtained in exchange for new operating lease liabilities were approximately $32.0 million and $46.7 million, respectively, for the years ended December 31, 2022 and December 25, 2021.

Future minimum payments under non-cancelable operating leases on December 31, 2022 are as follows (in thousands):

Operating
Leases
2023	$29,501
2024	25,246
2025	21,929
2026	19,287
2027	13,542
Thereafter	22,700
Total minimum lease payments	$132,205
Less present value discount	(21,209)
Total lease liability	$110,996

Rent expense was approximately $48.2 million, $40.1 million, and $28.4 million in 2022, 2021, and 2020, respectively.

As of December 31, 2022 and December 25, 2021, the weighted average lease term for operating leases was 6.78 years and 7.33 years, respectively.  Similarly, the weighted average discount rate for operating leases was 3.70% and 2.87%, respectively.

G.DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives commenced upon their retirement. The remaining deferred compensation liability on December 31, 2022 was $0.1 million and on December 25, 2021 was $0.2 million. We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. The investment in life insurance contracts as of December 31, 2022 and December 25, 2021, was $11.6 million and $12.7 million, respectively, and is recorded in “Other Assets” on the Consolidated Balance Sheet.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $0.5 million and $0.7 million on December 31, 2022 and December 25, 2021, respectively, and are included in "Other Assets."  Related liabilities totaled $50.4 million and $42.1 million on December 31, 2022 and December 25, 2021, respectively, and are included in "Other Liabilities" and "Shareholders’ Equity."  Assets associated with the Plan are recorded at fair market value. The related liabilities are also recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

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

We maintain and administer our shareholder approved Directors’ Retainer Stock Plan ("Stock Retainer Plan").  The Stock Retainer Plan allows eligible members of the Board of Directors to defer the cash portion of their retainer and committee fees and receive shares of our stock at the time of or following their retirement, disability or death. The number of shares to be received is equal to the amount of the cash portion of their retainer and committee fees deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of units is increased by the amount of dividends paid on our common stock. The units are immediately vested as of the grant date, since they are considered payment for services rendered quarterly. We recognized expense for this plan of $2.0 million in 2022, $1.7 million in 2021, and $1.8 million in 2020. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock. The number of shares to be received for their portion of the retainer that is deferred is equal to the amount of shares plus the number of shares attributable to cash dividends payable on those deferred shares.

Finally, we maintain and administer our shareholder approved Long Term Stock Incentive Plan (the "LTSIP”). The LTSIP provides for the grant of stock options, stock appreciation rights, restricted stock, performance shares, sales incentive awards, and other stock-based awards.

Executive Stock Match awards are granted in the year following the requisite service period, which begins at the beginning of each fiscal year, and fully vest on the fifth anniversary of the grant date.

There is no unrecognized compensation expense remaining for stock options in 2022, 2021, and 2020.

Below is a summary of common stock issuances for 2022 and 2021:

	December 31, 2022
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	44	$73.45

Shares issued under the employee stock gift program	2	78.23
Shares issued under the director retainer stock program	4	79.98
Shares issued under the bonus plan	755	82.73
Shares issued under the executive stock match plan	62	82.87
Forfeitures	(17)
Total shares issued under stock grant programs	806	$82.71

Shares issued under the deferred compensation plans	113	$81.86

	December 25, 2021
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	33	$75.18

Shares issued under the employee stock gift program	2	78.37
Shares issued under the director retainer stock program	5	72.66
Shares issued under the bonus plan	487	59.56
Shares issued under the executive stock grants plan	77	60.24
Forfeitures	(24)
Total shares issued under stock grant programs	547	$59.84

Shares issued under the deferred compensation plans	117	$64.14

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

				Weighted-
			Unrecognized	Average
		Weighted-	Compensation	Period to
	Restricted	Average Grant	Expense	Recognize
	Awards	Date Fair Value	(in millions)	Expense
Nonvested at December 28, 2019	1,202,895	$29.68	$7.9	0.86 years
Granted	348,016	47.60
Vested	(177,790)	22.69
Forfeited	(9,327)	33.46
Nonvested at December 26, 2020	1,363,794	$35.14	$6.3	0.62 years
Granted	560,516	60.24
Vested	(274,271)	26.50
Forfeited	(23,007)	39.68
Nonvested at December 25, 2021	1,627,032	$45.23	$6.6	0.43 years
Granted	815,874	79.97
Vested	(286,661)	34.00
Forfeited	(17,990)	54.07
Nonvested at December 31, 2022	2,138,255	$58.70	$51.4	3.74 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $28.2 million, $11.2 million, and $4.0 million and the related total income tax benefits of $6.9 million, $2.7 million, and $1.0 million in 2022, 2021 and 2020, respectively.

For the year-ended December 31, 2022, we determined that $54 million of share-based bonus awards, representing 625,658 shares, will be awarded to qualified employees as it relates to the company’s 2022 performance and granted in 2023. Awards granted generally vest after a period of three, five or eight years from the grant date. In addition to the share-based bonus awards, certain employees are eligible to receive performance units equivalent to $2.3 million, or 26,360 shares of stock, if certain performance metrics are achieved after three years. As of December 31, 2022 and December 25, 2021, we recognized approximately $13.8 million and $11.5 million, respectively, of compensation expense related to share-based bonus awards for each of those respective performance years.

We have a Sales Incentive Plan for certain eligible employees. According to the policy, sales incentives are determined and calculated using a formula-based approach and estimated monthly based on specific performance metrics. Beginning July 2022, we modified the Sales Incentive Plan to place a cap on cash payments with the remaining earned incentive being settled in share-based awards. For the year-ended December 31, 2022, we determined that $10.5 million of share-based sales incentive awards, representing 122,022 shares, will be awarded to qualified employees based on the 2022 performance year and granted in 2023. These awards will vest after a period of five years from the grant date. As of December 31, 2022, we recognized approximately $0.9 million of compensation expense related to share-based sales incentive awards for the 2022 performance year.

In 2022, 2021 and 2020, cash received from share issuances under our plans was $2.8 million, $2.1 million and $1.4 million, respectively.

Effective February 3, 2023, our Board authorized an additional 2 million shares to be repurchased under our existing share repurchase program. We repurchased 1,246,616 shares in 2022 and no shares in 2021 under this program. Following the most recent authorization, the cumulative total authorized shares available for repurchase is approximately 2 million shares which expire in one year.

I.RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25% of employee contributions in 2022, 2021, and 2020, on a discretionary basis, totaling $11.7 million, $9.2 million, and $7.2 million respectively. Included within the total employee matched contribution was an additional matched contribution for hourly employees of $4.6 million, $3.7 million and $2.9 million for 2022, 2021 and 2020, respectively, based on meeting certain performance goals during those years. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

We maintain a retirement plan for certain officers of the Company (who have at least 20 years of service with the Company and at least 10 years of service as an officer) whereby we will pay, upon retirement, certain benefits including health care benefits, for a specified period of time if certain eligibility requirements are met. Approximately $14.8 million and $13.1 million are accrued in “Other Liabilities” for this plan on December 31, 2022 and December 25, 2021, respectively.

J.INCOME TAXES

Income tax provisions for the years ended December 31, 2022, December 25, 2021, and December 26, 2020 are summarized as follows (in thousands):

	2022	2021	2020
Currently Payable:
Federal	$181,029	$115,077	$59,055
State and local	44,646	30,441	16,709
Foreign	17,336	21,095	8,601
	243,011	166,613	84,365
Net Deferred:
Federal	(8,561)	6,242	2,292
State and local	(3,657)	118	(1,518)
Foreign	(941)	999	1,962
	(13,159)	7,359	2,736
Total income tax expense	$229,852	$173,972	$87,101

The components of earnings before income taxes consist of the following:

	2022	2021	2020
U.S.	$876,071	$645,316	$308,167
Foreign	58,745	81,020	32,816
Total	$934,816	$726,336	$340,983

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2022	2021	2020
Statutory federal income tax rate	21.0%	21.0%	21.0%
State and local taxes (net of federal benefits)	3.4	3.3	3.4
Effect of noncontrolling owned interest in earnings of partnerships	n/a	n/a	n/a
Tax credits, including foreign tax credit	(0.8)	(0.6)	(0.9)
Change in uncertain tax positions reserve	(0.1)	(0.1)	(0.1)
Other permanent differences	0.1	(0.4)	0.6
Other, net	1.0	0.7	1.5
Effective income tax rate	24.6%	23.9%	25.5%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 31, 2022 and December 25, 2021 are as follows (in thousands):

	2022	2021
Employee benefits	$37,893	$27,543
Lease liability	28,746	24,627
Net operating loss carryforwards	6,891	5,502
Foreign subsidiary capital loss carryforward	500	527
Other tax credits	102	450
Inventory	3,732	2,007
Reserves on receivables	3,273	1,446
Accrued expenses	6,791	5,735
Other, net	10,378	5,233
Gross deferred income tax assets	98,306	73,070
Valuation allowance	(4,618)	(3,952)
Deferred income tax assets	93,688	69,118
Depreciation	(69,711)	(64,387)
Intangibles	(43,643)	(38,367)
Right of use assets	(27,849)	(23,866)
Deferred income tax liabilities	(141,203)	(126,620)
Net deferred income tax liability	$(47,515)	$(57,502)

As of December 31, 2022, we had federal, state and foreign net operating loss carryforwards of $6.9 million and state tax credit carryforwards of $0.1 million, which will expire at various dates.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2023 - 2027	$—	$42	$363	$—	$—
2028 - 2032	—	230	1,406	—	—
2033 - 2037	—	1,696	255	—	102
2038 - 2042	499	1,804	—	—	—
Thereafter	—	—	594	—	—
Total	$499	$3,772	$2,618	$—	$102

As of December 31, 2022, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $4.1 million against the various NOLs. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

K.ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2022	2021	2020
Gross unrecognized tax benefits beginning of year	$3,603	$3,892	$4,166
(Decrease) increase in tax positions for prior years	(216)	437	(82)
Increase in tax positions for current year	764	839	730
Lapse in statute of limitations	(934)	(1,565)	(922)
Gross unrecognized tax benefits end of year	$3,217	$3,603	$3,892

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.3 million for the year December 31, 2022 and $0.5 million for each of the years December 25, 2021, and December 26, 2020.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2017. A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amount of unrecognized tax benefits that would reverse through the income statement in the next twelve months is $1.2 million.

L.COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, Ardellis Insurance Ltd., a licensed captive insurance company.

In addition, on December 31, 2022, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 31, 2022, we had outstanding purchase commitments on commenced capital projects of approximately $63.2 million.

We provide a variety of warranties for products we manufacture. Historically, warranty claims have not been material. We distribute products manufactured by other companies. While we do not warrant these products, we have received claims as a distributor of these products when the manufacturer no longer exists or has the ability to pay. Historically, these costs have not had a material effect on our consolidated financial statements.

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 31, 2022, we had approximately $15.2 million in outstanding payment and performance bonds for open projects. We had approximately $30.9 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 31, 2022, we had outstanding letters of credit totaling $59.0 million, primarily related to certain insurance contracts and industrial development revenue bonds described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers and other lenders to guarantee our performance under certain contracts. We currently have irrevocable letters of credit outstanding totaling approximately $51.9 million for these types of arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under these arrangements.

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

We did not enter into any new guarantee arrangements during 2022 which would require us to recognize a liability on our balance sheet.

M.SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

We operate manufacturing, treating and distribution facilities internationally, but primarily in the United States. Our business segments consist of UFP Retail Solutions, UFP Packaging and UFP Construction and align with the end markets we serve. This segment structure allows for a specialized and consistent sales approach among Company operations, efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit and business units are included in our Retail, Packaging, and Construction segments. In the case of locations which serve multiple segments, results are allocated and accounted for by segment. Two customers, The Home Depot and Lowes, accounted for approximately 15% and 11%, respectively, of our total net sales in fiscal 2022, 16% and 10%, respectively, of our total net sales in fiscal 2021 and 24% and 4%, respectively, in 2020.

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

“Corporate” includes purchasing, transportation and administrative functions that serve our operating segments. Operating results of Corporate primarily consist of net sales to external customers initiated by UFP Purchasing and UFP Transportation and over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns, leases and operates transportation equipment, are also included in the Corporate column. Inter-company lease and service charges are assessed to our operating segments for the use of these assets and services at fair market value rates. Total assets in the Corporate column include unallocated cash and cash equivalents, certain prepaid assets, certain property, equipment and other assets pertaining to the centralized activities of Corporate, UFP Real Estate, Inc., UFP Transportation Ltd, UFP Purchasing, and UFP RMS, LLC. The tables below are presented in thousands.

	2022
				All
	Retail	Packaging	Construction	Other	Corporate	Total
Net sales to outside customers	$3,650,639	$2,394,681	$3,143,868	$431,611	$5,940	$9,626,739
Intersegment net sales	392,740	78,409	110,523	421,406	(1,003,078)	—
Interest expense	177	(2)	—	(1,310)	15,045	13,910
Amortization expense	4,131	6,925	3,358	4,571	514	19,499
Depreciation expense	19,898	28,191	15,364	2,992	27,618	94,063
Segment earnings before income taxes	150,165	333,087	397,446	56,813	(2,695)	934,816
Segment assets	889,417	885,878	712,837	308,688	875,253	3,672,073
Capital expenditures	55,806	55,129	54,167	3,968	5,054	174,124

	2021
				All
	Retail	Packaging	Construction	Other	Corporate	Total
Net sales to outside customers	$3,418,337	$2,148,142	$2,698,434	$362,473	$8,748	$8,636,134
Intersegment net sales	214,400	85,954	82,026	455,874	(838,254)	—
Interest expense	98	12	1	184	13,519	13,814
Amortization expense	2,780	6,093	3,525	1,336	214	13,948
Depreciation expense	16,955	26,219	13,151	2,094	25,765	84,184
Segment earnings before income taxes	124,790	264,958	264,238	80,905	(8,555)	726,336
Segment assets	844,189	741,672	736,157	343,363	579,890	3,245,271
Capital expenditures	40,408	42,652	22,344	5,140	40,622	151,166

	2020
				All
	Retail	Packaging	Construction	Other	Corporate	Total
Net sales to outside customers	$2,167,122	$1,072,117	$1,695,684	$217,094	$1,981	$5,153,998
Intersegment net sales	142,839	45,217	68,294	283,689	(540,039)	—
Interest expense	2	22	—	90	9,197	9,311
Amortization expense	1,482	4,159	2,152	877	46	8,716
Depreciation expense	11,675	15,163	12,123	1,619	23,384	63,964
Segment earnings before income taxes	155,364	83,430	69,092	38,333	(5,236)	340,983
Segment assets	510,464	416,487	510,972	196,856	770,112	2,404,891
Capital expenditures	16,277	21,141	16,902	2,258	32,604	89,182

Information regarding principal geographic areas was as follows (in thousands):

	2022		2021		2020
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$9,254,676	$770,921	$8,395,737	$679,757	$5,022,014	$478,325
Foreign	372,063	126,840	240,397	54,873	131,984	36,380
Total	$9,626,739	$897,761	$8,636,134	$734,630	$5,153,998	$514,705

The following table presents, for the periods indicated, our disaggregated net sales (in thousands) by business unit for each segment.

	2022	2021	2020
Retail
Deckorators	$326,011	$248,765	$219,930
Prowood and Outdoor Essentials	2,228,509	2,239,711	1,828,489
Sunbelt	924,441	773,909	—
UFP Edge	168,190	148,927	114,987
Other	3,488	7,025	3,716
Total Retail	$3,650,639	$3,418,337	$2,167,122

Packaging
North (1)	$646,278	$615,092	$385,132
Southeast (1)	445,203	395,069	229,316
Southwest (1)	468,274	400,515	238,643
West (1)	379,038	363,300	206,022
PalletOne	399,356	355,347	—
Protective Packaging	56,532	18,819	13,004
Total Packaging	$2,394,681	$2,148,142	$1,072,117

Construction
Factory Built	$1,181,837	$1,098,905	$597,017
Site Built	1,361,607	1,190,393	725,899
Commercial	336,298	259,360	221,988
Concrete Forming	264,126	149,776	150,780
Total Construction	$3,143,868	$2,698,434	$1,695,684

All Other	$431,611	$362,473	$217,094

Corporate	$5,940	$8,748	$1,981

Total Net Sales	$9,626,739	$8,636,134	$5,153,998

(1) Effective January 1, 2023, the Packaging segment established new business units as followings: Structural Packaging, PalletOne, and Protective Packaging Solutions. This change will result in the transfer of net sales from the these geographic business units to Structural Packaging and PalletOne in 2023.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total net sales by segment.

	2022	2021	2020
Value-Added
Retail	44.9%	43.2%	53.8%
Packaging	72.0%	67.7%	64.7%
Construction	77.2%	73.0%	76.3%
All Other	76.3%	74.7%	76.0%
Corporate	44.3%	67.9%	100.0%
Total	63.4%	59.7%	64.3%

Commodity-Based
Retail	55.1%	56.8%	46.2%
Packaging	28.0%	32.3%	35.3%
Construction	22.8%	27.0%	23.7%
All Other	23.7%	25.3%	24.0%
Corporate	55.7%	32.1%	0.0%
Total	36.6%	40.3%	35.7%

fddf

N.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 53 weeks during the year ended December 31, 2022 and 52 weeks during the year ended December 25, 2021, (in thousands, except per share data):

	First		Second		Third		Fourth
	2022	2021	2022	2021	2022	2021	2022	2021
Net sales	$2,489,313	$1,825,004	$2,900,874	$2,700,541	$2,322,855	$2,093,784	$1,913,697	$2,016,805
Gross profit	478,363	286,554	503,452	421,294	450,176	327,555	357,470	371,564
Net earnings	193,131	104,251	207,853	175,360	172,101	125,747	131,879	147,006
Net earnings attributable to controlling interest	189,703	103,311	203,118	173,382	167,241	121,041	132,589	137,906
Basic earnings per share	3.01	1.67	3.24	2.79	2.68	1.94	2.12	2.21
Diluted earnings per share	3.00	1.67	3.23	2.78	2.66	1.94	2.10	2.21

MARKET INFORMATION FOR OUR COMMON STOCK

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.

STOCK PERFORMANCE GRAPH

The following stock price performance graph compares the annual percentage change in the cumulative total return on our common stock with the cumulative total returns of companies comprising the NASDAQ US Benchmark TR index and an industry peer group we selected. The NASDAQ US Benchmark TR index replaces the NASDAQ Stock Market (US Companies) Index in this analysis and going forward, as the CRSP Index data is no longer accessible. The CRSP indexes has been included with data through 2020. The graph assumes an investment of $100 on December 30, 2017, and reinvestment of dividends in all cases.

The companies included in our self-determined industry peer group are as follows:

American Woodmark Corporation	Louisiana-Pacific Corporation
BlueLinx Holdings, Inc.*	Masco Corporation
Boise Cascade Company	Patrick Industries, Inc.**
Builders FirstSource, Inc.	Simpson Manufacturing Company, Inc.
Cornerstone Building Brands, Inc.*	Sonoco Products Company
Gibraltar Industries, Inc.	Trex Company, Inc.
Greif, Inc.	WestRock Company

* BlueLinx Holdings, Inc. and Cornerstone Building Brands, Inc.were removed from the current year peer group.

** Patrick Industries, Inc. was added to the current year peer group.

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

DIRECTORS AND EXECUTIVE OFFICERS

BOARD OF DIRECTORS	SECTION 16 OFFICERS

Matthew J. Missad Chairman of the Board and Chief Executive Officer UFP Industries, Inc.	Matthew J. Missad Chairman of the Board and Chief Executive Officer

William G. Currie Director UFP Industries, Inc.	Michael R. Cole Chief Financial Officer and Treasurer

Thomas W. Rhodes President and Chief Executive Officer TWR Enterprises, Inc.	Patrick Benton President UFP Construction, LLC

Bruce A. Merino Director UFP Industries, Inc.	Scott A. Worthington President UFP Packaging, LLC

Mary Tuuk Kuras Director UFP Industries, Inc.	William D. Schwartz, Jr. President UFP Retail Solutions, LLC

Brian C. Walker Partner-Strategic Leadership Huron Capital	David A. Tutas Chief Compliance Officer General Counsel

Michael G. Wooldridge Partner Varnum, LLP

Joan A. Budden Former President Priority Health

Benjamin J. McLean Chief Executive Officer Ruan Transportation Management Systems, Inc.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2023 Annual Shareholder’s Meeting of UFP Industries, Inc. will be held at 8:30 a.m. on April 26, 2022, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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