Form 10-K, Exhibit 13
period 2023-12-30
UFP INDUSTRIES INC
filed 2024-02-28
CIK 912767

Exhibit 13

UFP INDUSTRIES, INC.

FINANCIAL INFORMATION

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

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act, as amended, that are based on management’s beliefs, assumptions, current expectations, estimates and projections about the markets we serve, the economy and the Company itself. Words like “anticipates,” “believes,” “confident,” “estimates,” “expects,” “forecasts,” “likely,” “plans,” “projects,” “should,” variations of such words, and similar expressions identify such forward-looking statements. These statements do not guarantee future performance and involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. We do not undertake to update forward-looking statements to reflect facts, circumstances, events, or assumptions that occur after the date the forward-looking statements are made. Actual results could differ materially from those included in such forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty. Among the factors that could cause actual results to differ materially from forward-looking statements are the following: fluctuations in currency and inflation; fluctuations in the price of lumber; adverse economic conditions in the markets we serve; concentration of sales to customers; vertical integration strategies; excess capacity or supply chain challenges; our ability to make successful business acquisitions; government regulations, particularly involving environmental and safety regulations; adverse or unusual weather conditions; inbound and outbound transportation costs; alternatives to replace treated wood products; cybersecurity breaches; tariffs on import and export sales; costs associated with product liability, casualty, manufacturing and construction defects, and other claims; and potential pandemics. Certain of these risk factors as well as other risk factors and additional information are included in our reports on Form 10-K and 10-Q on file with the Securities and Exchange Commission. We are pleased to present this overview of 2023.

OVERVIEW

Our results for 2023 were impacted by the following:

●	Our net sales decreased 25% compared to 2022, which was comprised of a 16% decrease in selling prices and a 9% decrease in unit sales. The overall decrease in our selling prices is primarily due to lower lumber prices and a more competitive pricing environment in certain of our business units. The overall unit decline consists of a 6% decrease in our retail segment, a 6% decrease in our packaging segment, and a 13% decrease in our construction segment. Acquired businesses contributed 2% unit growth in our packaging segment.
●	Our gross profits decreased by $370.5 million, or 20.7%, compared to last year, exceeding our 9% decline in unit sales. By segment, gross profits decreased by $203 million in Construction and $171 million in Packaging, while Retail experienced a $33 million increase in gross profits. The overall decrease in our gross profits is primarily due to the decline in unit sales, unfavorable cost variances as a result of fixed manufacturing costs, and more competitive pricing in certain business units. These unfavorable factors were partially offset by more favorable lumber price trends in 2023 on products sold in our Retail segment that are based on variable selling prices. The remaining decline in our gross profits is primarily due to our International segment, which is presented under “All Other” in the segment reporting tables below.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Our operating profits decreased $304 million, or 32.0%, compared to last year. The overall decrease is a result of the decline in gross profits mentioned above offset by a $65 million decrease in selling, general, and administrative (“SG&A”) expenses. Our SG&A declined primarily due to our incentive compensation plans which are tied to profitability and return on investment. More specifically, our sales incentive expense declined by $30 million to approximately $59 million for the year and bonus expense declined by $54 million to $175 million for the year. Our decremental operating margin comparing our decrease in operating profits relative to our decrease in net sales was 12.6%.
●	Our cash flows from operations in 2023 was $959.9 million compared to $831.6 million in 2022. The $128 million improvement resulted from the change in our investment in net working capital, which was $300 million lower in 2023 than it was in 2022 resulting in an increase in operating cash flows, offset by a $172 million decrease in net earnings and non-cash expenses compared to the prior year. Our investment in net working capital has declined primarily due to a decline in market demand in the industries we serve as well a decline in the cost of lumber.
●	We invested $180.4 million in capital expenditures to support and grow our existing businesses and invested $52.4 million in an acquired business.
●	We returned $68.2 million to our shareholders through dividends and repurchased approximately 975,000 shares of our common stock for $82.1 million, at an average price of $84.27 per share.
●	Our net surplus cash (cash less debt and cash overdraft) at the end of 2023 was $841.9 million compared to $281.4 million at the end of 2022. Our unused borrowing capacity under our revolving credit facility and a shelf agreement with certain lenders along with our cash surplus resulted in total liquidity of approximately $2.4 billion at the end of December 2023. We plan to continue to pursue a balanced and return driven approach to capital allocation focused on continuing to increase our dividend at a rate that is aligned with our anticipated long-term earnings growth rate, repurchasing our common stock to offset dilution from issuances under our equity-based compensation programs, making capital investments needed to execute our organic growth and operating improvement strategies, and completing business acquisitions that complement our existing businesses and provide new avenues for growth.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

HISTORICAL LUMBER PRICES

The following table presents the Random Lengths framing lumber composite price.

	Random Lengths Composite
	Average $/MBF
	2023	2022
January	$386	$1,112
February	437	1,225
March	411	1,321
April	420	1,051
May	400	948
June	398	670
July	455	621
August	430	625
September	430	556
October	400	503
November	371	483
December	383	420

Year-to-date average	$410	$795

Year-to-date percentage change	(48.4)%

In addition, a Southern Yellow Pine (“SYP”) composite price, which we prepare and use, is presented below. Our purchases of this species comprise almost two-thirds of our total lumber purchases.

	Southern Yellow Pine
	Average $/MBF
	2023	2022
January	$406	$1,010
February	452	1,115
March	464	1,198
April	474	902
May	437	732
June	427	574
July	442	547
August	417	589
September	424	533
October	396	490
November	355	472
December	369	445

Year-to-date average	$422	$717

Year-to-date percentage change	(41.1)%

Lower overall lumber prices in 2023 compared to 2022 is primarily due to increased capacity of the supply of lumber in North America combined with an increase in imports from other countries while demand for lumber has declined. A change in lumber prices impacts our profitability of products sold with fixed and variable prices, as discussed below.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

IMPACT OF THE LUMBER MARKET ON OUR OPERATING RESULTS

We experience significant fluctuations in the cost of commodity lumber products from primary producers ("Lumber Market"). We generally price our products to pass lumber costs through to our customers so that our profitability is based on the value-added manufacturing, distribution, engineering, and other services we provide. As a result, our sales levels (and working capital requirements) are impacted by the lumber costs of our products. Lumber costs, including plywood and other panel products, were 43.5% and 49.6% of our net sales in 2023 and 2022, respectively.

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

The greatest risk associated with changes in the trend of lumber prices is on the following products:

●	Products with significant inventory levels with low turnover rates, whose selling prices are indexed to the Lumber Market. In other words, the longer the period of time these products remain in inventory, the greater the exposure to changes in the price of lumber. This would include treated lumber, which comprises approximately 21% of our total net sales in 2023. This exposure is less significant with remanufactured lumber, panel goods, other commodity-type items, and trusses sold to the manufactured housing market due to the higher rate of inventory turnover. We attempt to mitigate the risk associated with treated lumber through inventory consignment programs with our vendors. We estimate that 18% of our total purchases for 2023 were completed under these programs. (Please refer to the “Risk Factors” section of our annual report on form 10-K, filed with the United States Securities and Exchange Commission.)

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Products with fixed selling prices sold under long-term supply arrangements, particularly those involving multi-family construction projects. We attempt to mitigate this risk through our purchasing practices and longer vendor commitments.

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

	Annual Percentage Change from
	Prior Year Ended
	December 30,	December 31,
	2023	2022
Units sold	(9.0)%	2.0%
Gross profit	(20.7)	27.2
Selling, general, and administrative expenses	(7.9)	22.0
Earnings from operations	(32.0)	28.8

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

BUSINESS COMBINATIONS AND ASSET PURCHASES

We completed one business acquisition during 2023 and four during 2022. The annual historical sales attributable to acquisitions in 2023 and 2022 were approximately $38.0 million and $177.8 million, respectively. These business combinations were not significant to our operating results individually or in aggregate; consequently pro forma results for 2023 and 2022 are not presented.

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

	Year Ended
	December 30,	December 31,
	2023	2022
Net sales	100.0%	100.0%
Cost of goods sold	80.3	81.4
Gross profit	19.7	18.6
Selling, general, and administrative expenses	10.6	8.6
Other losses (gains), net	0.1	0.1
Earnings from operations	9.0	9.9
Other (income) expense, net	(0.3)	0.2
Earnings before income taxes	9.3	9.7
Income taxes	2.2	2.4
Net earnings	7.1	7.3
Less net earnings attributable to noncontrolling interest	—	(0.1)
Net earnings attributable to controlling interest	7.1%	7.2%

Note: Actual percentages are calculated and may not sum to total due to rounding.

The following table presents, for the periods indicated, our selling, general, and administrative (SG&A) costs as a percentage of gross profit. We believe this ratio provides an enhanced view of our effectiveness in managing these costs given our strategies to enhance our capabilities and improve our value-added product offering and recognizing the higher relative level of SG&A these strategies require, and mitigates the impact of changing lumber prices.

	Year Ended
	December 30,	December 31,
	2023	2022
Gross profit	$1,418,938	$1,789,461
Selling, general, and administrative expenses	$766,633	$832,079
SG&A as percentage of gross profit	54.0%	46.5%

The increase in the ratio above is primarily due to a combination of fixed SG&A costs and more competitive pricing in certain business units as the markets we serve have declined from peak levels experienced during and shortly after the pandemic. For comparison purposes, our SG&A costs as a percentage of gross profits in 2019 (immediately prior to the pandemic) was 64%.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OPERATING RESULTS BY SEGMENT

Our business segments consist of UFP Retail Solutions (“Retail”), UFP Packaging (“Packaging” and formerly known as UFP Industrial) and UFP Construction (“Construction”), and align with the end markets we serve. Among other things, this structure allows for a more specialized and consistent sales approach among Company operations, more efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit, and business units are included in our Retail, Packaging, and Construction segments. In the case of locations that serve multiple segments, results are allocated and accounted for by segment. The exception to this market-centered reporting and management structure is our International segment, which comprises our Mexico, Canada, Europe, Asia, and Australia operations and sales and buying offices in other parts of the world. Our International segment and Ardellis (our insurance captive) are included in the “All Other” column of the table below. The “Corporate” column includes purchasing, transportation, corporate ventures, and administrative functions that serve our operating segments. Operating results of Corporate primarily consists of over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns, leases, and operates transportation equipment, are also included in the Corporate column. Inter-company lease and service charges are assessed to our operating segments for the use of these assets and services at fair market value rates.

The following tables present our operating results by segment for December 30, 2023 and December 31, 2022.

	Year Ended December 30, 2023

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	$2,886,515	$1,838,200	$2,161,059	$328,884	$3,726	$7,218,384
Cost of goods sold	2,508,513	1,422,940	1,637,329	240,106	(9,442)	5,799,446
Gross profit	378,002	415,260	523,730	88,778	13,168	1,418,938
Selling, general, administrative expenses	209,182	219,323	279,107	55,654	3,367	766,633
Other	757	8	1,277	4,482	(753)	5,771
Earnings from operations	$168,063	$195,929	$243,346	$28,642	$10,554	$646,534

	Year Ended December 31, 2022

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	$3,650,639	$2,394,681	$3,143,868	$431,611	$5,940	$9,626,739
Cost of goods sold	3,306,112	1,808,449	2,417,212	300,307	5,198	7,837,278
Gross profit	344,527	586,232	726,656	131,304	742	1,789,461
Selling, general, administrative expenses	193,383	250,858	328,125	66,745	(7,032)	832,079
Other	817	129	1,097	5,929	(774)	7,198
Earnings from operations	$150,327	$335,245	$397,434	$58,630	$8,548	$950,184

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following tables present the components of our operating results as a percentage of net sales by segment for December 30, 2023 and December 31, 2022.

	Year Ended December 30, 2023

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	86.9	77.4	75.8	73.0	—	80.3
Gross profit	13.1	22.6	24.2	27.0	—	19.7
Selling, general, administrative expenses	7.2	11.9	12.9	16.9	—	10.6
Other	—	—	0.1	1.4	—	0.1
Earnings from operations	5.8%	10.7%	11.3%	8.7%	—	9.0%

Note: Actual percentages are calculated and may not sum to total due to rounding.

	Year Ended December 31, 2022

	Retail	Packaging	Construction	All Other	Corporate	Total
Net sales	100.0%	100.0%	100.0%	100.0%	N/A	100.0%
Cost of goods sold	90.6	75.5	76.9	69.6	—	81.4
Gross profit	9.4	24.5	23.1	30.4	—	18.6
Selling, general, administrative expenses	5.3	10.5	10.4	15.5	—	8.6
Other	—	—	—	1.4	—	0.1
Earnings from operations	4.1%	14.0%	12.6%	13.6%	—	9.9%

Note: Actual percentages are calculated and may not sum to total due to rounding.

NET SALES

We design, manufacture and market wood and wood-alternative products, primarily used to enhance outdoor living environments, for national home centers and other retailers, engineered wood components, structural lumber, and other products for factory-built and site-built residential and commercial construction, customized interior fixtures used in a variety of retail stores, commercial, and other structures, and structural wood packaging, components and packing materials for various industries. Our strategic long-term sales objectives include:

●	Maximizing unit sales growth while achieving return on investment goals. The following table presents estimates, for the periods indicated, of our percentage change in net sales which were attributable to changes in overall selling prices versus changes in units shipped.

	% Change
	in Sales	in Selling Prices	in Units	Acquisition Unit Change	Organic Unit Change
2023 versus 2022	(25.0)%	(16.0)%	(9.0)%	1.0%	(10.0)%
2022 versus 2021	11.5%	9.5%	2.0%	3.0%	(1.0)%

●	Expanding geographically in our core businesses, domestically and internationally.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Increasing our sales of "value-added" products and enhancing our product offering with new or improved products. Value-added products generally consist of fencing, decking, lattice, and other specialty products sold in the Retail segment; structural and protective packaging and machine-built pallets sold in the Packaging segment; engineered wood components, customized interior fixtures, manufactured and assembled concrete forms sold in the Construction segment; and "wood alternative" products. Engineered wood components include roof trusses, wall panels, and floor systems. Wood alternative products consist of products manufactured with wood and non-wood composites, metals and plastics sold in each of our segments. Although we consider the treatment of dimensional lumber and panels with certain chemical preservatives a value-added process, treated lumber is not presently included in the value-added sales totals. Remanufactured lumber and panels that are components of finished goods are also generally categorized as “commodity-based” products.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total sales by our segments.

	Year Ended December 30, 2023		Year Ended December 31, 2022
	Value-Added	Commodity-Based	Value-Added	Commodity-Based
Retail	50.5%	49.5%	44.9%	55.1%
Packaging	77.0%	23.0%	72.0%	28.0%
Construction	83.2%	16.8%	77.2%	22.8%
All Other	83.8%	16.2%	76.3%	23.7%
Corporate	27.5%	72.5%	44.3%	55.7%
Total Sales	68.4%	31.6%	63.4%	36.6%

Note: Certain prior year product reclassifications and the change in designation of certain products as "value-added" resulted in a change in prior year's sales.

Our overall unit sales of value-added products decreased approximately 9% in 2023 compared to 2022. Our unit sales of commodity-based products also decreased approximately 9% compared to 2022.

●	Developing new products. We define new products as those that will generate sales of at least $1 million per year within 4 years of launch and are still growing and gaining market penetration. New product sales in 2023 decreased 8% compared to the prior year, primarily due to a decline in lumber prices, which were passed to our customers in our selling prices. Approximately $17.4 million of new product sales for 2022, while still sold, were sunset in 2023 and excluded from the table below because they no longer meet the definition above. Our goal was to achieve annual new product sales of at least $795 million in 2023. For 2024, we have redefined our definition of new products as we focus on more value-added products and services. As a result, we have lowered the forecast for new product sales to $510 million for 2024. On a long-term basis, our goal is for new product sales to comprise at least 10% of our total net sales.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The table below presents new product sales in thousands:

	New Product Sales by Segment
	Year Ended
	December 30,	% of Segment	December 31,	% of Segment	% Change
	2023	Net Sales	2022	Net Sales	in Sales
Retail	$327,019	11.3%	$338,547	9.3%	(3.4)%
Packaging	277,703	15.1%	277,859	11.6%	(0.1)%
Construction	109,617	5.1%	140,176	4.5%	(21.8)%
All Other and Corporate	1,808	0.5%	2,508	0.6%	(27.9)%
Total New Product Sales	716,147	9.9%	759,090	7.9%	(5.7)%

Note: Certain prior year product reclassifications and the change in designation of certain products as "new" resulted in a change in prior year's sales.

Retail Segment:

Net sales from the Retail segment decreased 21% in 2023 compared to 2022 due to a 15% decrease in selling prices and a 6% decrease in organic unit growth. Our selling prices of variable-priced products declined due to lower lumber prices. The selling prices of these products are indexed to the lumber market at the time they are shipped. Additionally, our unit sales to big box customers, which we believe are more closely correlated with repair and remodel activity, increased nearly 2%, while unit sales to independent retailers, which we believe are more closely correlated to new housing starts, decreased approximately 20%.

Gross profits increased by $33.5 million, or 9.7%, to $378.0 million in 2023 compared to 2022. Our change in gross profits was attributable to the following:

●	The gross profits of our ProWood business unit increased $28.7 million, primarily due to less volatile lumber prices during 2023 compared to severe, adverse volatility in 2022. The products sold by this unit consists primarily of pressure treated lumber sold at a variable price indexed to the lumber market at the time they are shipped.
●	Our Deckorator’s business unit increased by approximately $18.2 million due to an increase in overall unit sales, sales of new products, and operational improvements.
●	The improvements above were offset by a $14 million decrease in gross profits of our Edge business unit.

Selling, general and administrative (“SG&A”) expenses increased by approximately $15.8 million, or 8.2%, in 2023 compared to 2022. Accrued bonus expense, which varies with the overall profitability and return on investment of the segment, increased approximately $8.8 million and totaled approximately $45.8 million in 2023. The remaining increase is comprised of many smaller increases spread over several accounts.

Earnings from operations of the Retail reportable segment increased in 2023 compared to 2022 by $17.7 million, or 11.8%, as a result of the factors mentioned above.

Packaging Segment:

Net sales from the Packaging segment decreased 23% in 2023 compared to 2022 due to a 17% decrease in selling prices and an 8% decrease in organic unit sales, partially offset by unit growth from acquisitions of 2%. The decline in prices is due to competitive price pressure as well as lower lumber costs passed to customers.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profits decreased by $171.0 million, or 29.2%, to $415.3 million in 2023 compared to 2022. The decrease in gross profits is primarily due to lower demand resulting in lower unit sales, as well as competitive price pressure, and unfavorable cost variances as a result of fixed manufacturing costs. Acquisitions contributed $8.1 million to gross profit.

Selling, general and administrative (“SG&A”) expenses decreased by approximately $31.5 million, or 12.6%, in 2023 compared to 2022. Accrued bonus expense, which varies with the overall profitability and return on investment of the segment, decreased approximately $28.4 million, and totaled approximately $53.8 million for 2023. Additionally, our bad debt expense decreased by $8.1 million and incentive compensation expense decreased by $8.5 million. These decreases were partially offset by an increase in salaries and wages of $8.7 million, and acquired operations, which contributed approximately $5.6 million to our SG&A.

Earnings from operations of the Packaging reportable segment in 2023 decreased by $139.3 million, or 41.6%, compared to 2022 due to the factors discussed above.

Construction Segment:

Net sales from the Construction segment decreased 31% in 2023 compared to 2022 due to an 18% decrease in selling prices and a decline in organic unit sales of 13%. Organic unit changes within this segment consisted of decreases of 2% in concrete forming, 12% in site-built housing, 14% in factory-built housing, and 24% in commercial construction. The decline in pricing was due to competitive price pressure as well as the decline in lumber prices, which were passed to our customers.

Gross profits decreased by $202.9 million, or 27.9% to $523.7 million in 2023 compared to 2022. The decrease in our gross profit was comprised of the following factors:

●	Gross profits in our factory-built housing and site-built construction business unit decreased by $65.6 million and $118.2 million, respectively, due to competitive price pressure as well as lower sales volumes and unfavorable cost variances due to fixed manufacturing costs.
●	The gross profit of our concrete forming business unit decreased by $17.4 million due to a decline in selling prices.

SG&A expenses decreased by approximately $49.0 million, or 14.9%, in 2023 compared to 2022. Accrued bonus expense, which varies with the overall profitability of the segment and return on investment, decreased approximately $31.0 million compared to last year and totaled approximately $65.0 million for 2023. The remaining decrease was primarily due to decreases in sales incentive compensation of $13.9 million, bad debt expense of $5.3 million, and professional fees of $3.2 million. These decreases were offset by an increase in salaries, wages, and benefits of approximately $3.0 million.

Earnings from operations of the Construction reportable segment increased in 2023 compared to 2022 by $154.1 million, or 38.8%, due to the factors mentioned above.

All Other Segment:

Our All Other reportable segment consists of our International and Ardellis (our insurance captive) segments that are not significant. The decline in sales and earnings from operations is primarily due to our operation in Mexico that exports molding and millwork products to the U.S.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Corporate:

The corporate segment consists of over (under) allocated costs that are not significant.

INTEREST EXPENSE

Interest expense in 2023 was similar to 2022 due to consistent amounts of outstanding debt during each period as well as fixed interest rates on these debts. See “Note C of Notes to the Consolidated Financial Statements”.

INTEREST AND INVESTMENT INCOME

Interest and investment income increased by $39.2 million in 2023 compared to 2022 due to the increase in cash and the higher interest rate environment.

INCOME TAXES

Effective tax rates differ from statutory federal income tax rates, primarily due to provisions for state and local income taxes, and permanent tax differences. Our effective tax rate was 23.4% in 2023 compared to 24.6% in 2022. The decrease in our overall effective tax rate was primarily due to an increase in our tax deduction from stock-based compensation accounted for as a permanent difference, and an increase in the research and development tax credit, and a manufacturing exemption which reduced our income tax in one of the states we operate.

OFF-BALANCE SHEET COMMITMENTS AND CONTRACTUAL OBLIGATIONS

We have no significant off-balance sheet commitments. The following table summarizes our contractual obligations as of December 30, 2023 (in thousands).

	Payments Due by Period
	Less than	1 – 3	3 – 5	After
Contractual Obligation	1 Year	Years	Years	5 Years	Total
Long-term debt and finance lease obligations	$42,823	$826	$44,119	$188,666	$276,434
Estimated interest on long-term debt and finance lease obligations	10,062	17,105	15,643	26,720	69,530
Operating leases	32,796	56,539	31,515	31,686	152,536
Capital project purchase obligations	93,566	—	—	—	93,566
Total	$179,247	$74,470	$91,277	$247,072	$592,066

As of December 30, 2023, we also had $47.8 million in outstanding letters of credit issued during the normal course of business, as required by some vendor contracts.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

The table below presents, for the periods indicated, a summary of our cash flow statement (in thousands):

	December 30,	December 31,
	2023	2022
Cash from operating activities	$959,890	$831,567
Cash used in investing activities	(240,164)	(353,936)
Cash used in financing activities	(162,860)	(210,210)
Effect of exchange rate changes on cash	5,767	979
Net change in cash and cash equivalents	562,633	268,400
Cash, cash equivalents, and restricted cash, beginning of year	559,623	291,223
Cash, cash equivalents, and restricted cash, end of year	$1,122,256	$559,623

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

Due to the seasonality of our business and the effects of the Lumber Market, we believe our cash cycle (days of sales outstanding plus days supply of inventory less days payables are outstanding) is a good indicator of our working capital management. As indicated in the table below, our cash cycle decreased slightly to 63 days in 2023 from 64 days in 2022.

	Year Ended
	December 30,	December 31,
	2023	2022
Days of sales outstanding	33	36
Days supply of inventory	41	40
Days of payables outstanding[1]	(11)	(12)
Days in cash cycle	63	64

1 We’ve modified our calculation of days of payables outstanding to be based on the cost of goods sold and accounts payable balances in our monthly financial statements. In prior periods, our calculation was based on invoice data. We’ve made this change to simplify the calculation and more easily integrate acquired operations into our financial metrics. The prior year metrics have been restated for the new method which reduced days of payables from a previously reported 20 days to 12 days.

We continue to focus on past due account balances with customers, and the percentage of our accounts receivable that are current are 91% in 2023 compared to 87% in 2022, which contributed to the improvement in our days of sales outstanding.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Our cash flows from operating activities in 2023 was $960 million, which was comprised of net earnings of $514 million, $158 million of non-cash expenses, and a $288 million decrease in working capital since the end of December 2022. Our cash flows from operations increased by $128 million compared to last year primarily due to a $300 million decrease in our investment in net working capital compared to the prior year period, offset by a decrease in our net earnings and non-cash expenses of $172 million. The elevated decrease in our net working capital this year was due to the drop in lumber prices and a decline in demand in certain markets we serve.

Purchases of property, plant, and equipment of $180 million comprised most of our cash used in investing activities during 2023. Capital spending primarily consists of several projects to expand capacity to manufacture new and value-added products, primarily in our Packaging segment and Deckorators and ProWood business units, achieve efficiencies through automation in all segments, make improvements to a number of facilities, and increase our transportation capacity (tractors, trailers). Cash used for acquisitions during the year totaled $52 million compared to $180 million in 2022. In the current year we made one acquisition, UFP Palets y Embalajes SL. See Notes to Consolidated Financial Statements, Note C, "Business Combinations" for additional information.

Cash flows used in financing activities primarily consisted of:

●	Cash paid for repurchases of common stock of $82 million. We repurchased 974,869 shares of our common stock for the year at an average share price of $84.27.
●	Dividends paid during 2023 include first quarter dividends of $16 million ($0.25 per share), second quarter dividends of $15 million ($0.25 per share) third quarter dividends of $19 million ($0.30 per share), and fourth quarter dividends of $18 million ($0.30 per share).
●	Contingent consideration payments of $6 million.
●	Distributions to noncontrolling interests of $7 million.

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. banks. On February 28, 2021, this credit agreement was amended to increase the availability from $375 million to $550 million by exercising the accordion feature in the original agreement. On December 6, 2022, a second amendment increased the availability from $550 million to $750 million. The facilities now include up to $60 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. We are charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 15.0 to 30.0 basis points, also determined based upon our performance.

On December 30, 2023, we had $3.7 million outstanding on our $750 million revolving credit facility. The revolving credit facility also supports letters of credit totaling $37.3 million which includes approximately $3.3 million related to industrial development revenue bonds. As a result, we have approximately $709.0 million in remaining availability. We also had approximately $10.5 million of outstanding letters of credit that were issued outside of the revolving credit facility. Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold. We were in compliance with all our covenant requirements on December 30, 2023.

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

On our annual testing date of September 30, 2023, the fair values exceed the carrying values for all reporting units and there were no indicators for impairment. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

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

SHORT-TERM DEMAND OUTLOOK

We believe effectively executing our strategies will allow us to achieve long-term goals in the future. However, demand in the markets we serve has contracted, which will impact our results and vary depending on the severity and duration of this cycle. The following factors should be considered when evaluating our future results:

●	Lumber prices, which impact our cost of goods sold and selling prices, have normalized due to additional capacity added by sawmills and demand falling from peak levels. We anticipate lumber prices will remain in range near current levels, and experience more typical seasonal trends, until there is a substantial change in the balance of supply and demand.
●	Retail segment sales accounted for 40% of our net sales in 2023. When evaluating future demand for the segment, we analyze data such as the same-store sales growth of national home improvement retailers and forecasts of home remodeling activity. Based on this data, we currently anticipate market demand to be flat to slightly down in 2024.
●	Packaging segment sales accounted for 26% of our net sales in 2023. When evaluating future demand, we consider a number of metrics, including the Purchasing Managers Index (PMI), durable goods manufacturing, and U.S. real GDP. We currently believe overall demand in the markets we serve to be slightly up to slightly down in 2024.
●	Construction segment sales accounted for 30% of our net sales in 2023.
-	The site-built business unit accounted for approximately 14% of our net sales in 2023. Approximately one-third of site-built customers are multifamily builders. The Mortgage Bankers Association of America forecasts a 1% decrease in national housing starts to an estimated 1.42 million starts in 2024 and the National Association of Home Builders forecasts starts of 1.34 million, a 6% decrease from 2023.
-	The factory-built business unit accounted for 10% of our net sales in 2023. When evaluating future demand, we analyze data from production and shipments of manufactured housing. The National Association of Home Builders and John Burns Real Estate Consulting forecast the manufactured home shipments in 2024 to be flat to slightly up.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-	The commercial and concrete forming business units accounted for approximately 6% of our net sales in 2023. When evaluating future demand, we analyze data from non-residential construction spending. We anticipate overall demand in this business unit to be flat to slightly up in 2024.

LONG-TERM OUTLOOK

GOALS

Our long-term financial goals include:

●	Growing our annual unit sales by 7 to 10 percent. We anticipate smaller tuck-in acquisitions will contribute toward this goal;
●	Achieving and sustaining a 12.5 percent EBITDA margin by continuing to enhance our capabilities and grow our portfolio and sales of value-added products and by achieving operating improvements;
●	Earning an incremental return on new investment over our cost of capital; and
●	Maintaining a conservative capital structure.

RETAIL SEGMENT

The Home Improvement Research Institute (“HIRI”) anticipates growth in home improvement spending and has forecasted 2.4% growth in 2025 and 3.0% annual growth through 2027. We continue to compete for market share for certain retail customers and face intense pricing pressure from other suppliers to this market.

Our long-term goal is to achieve sales growth by:

●	Increasing our market share of value-added products, including our Deckorators and Edge product lines. Continued investment in capacity for Deckorators and Edge is expected to contribute to this increase.
●	Developing new products and increasing our emphasis on product innovation and product differentiation in order to counter commoditization trends and influences.
●	Acquiring businesses in core product categories when those opportunities exist.
●	Adding new products and customers through strategic business acquisitions or alliances.

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

Market indicators that should be considered when evaluating future demand for our products in the packaging segment include industrial production, the Purchasing Managers Index, and U.S. GDP growth.

CONSTRUCTION SEGMENT

The National Association of Home Builders forecasts a 3% increase in manufactured home shipments from 2023 to 2024 and a 4% compounded annual growth rate through 2026.

The Mortgage Bankers Association of America forecasts national housing starts of 1.42 million in 2024 and 1.47 million in 2025. The National Association of Home Builders forecasts starts of 1.34 million in 2024 and 1.42 million in 2025. The consensus estimate of all housing starts is 1.4 million in 2024, 1.47 million in 2025, and 1.5 million is 2026.

Non-residential construction spending is a market indicator that should be considered when evaluating future demand for our products in our Commercial and Concrete Forming business units within our Construction segment.

GROSS PROFIT

We believe the following factors are likely to impact our gross profits and margins in the future:

●	End market demand and our ability to grow and leverage fixed costs and price our products based on the value we offer our customers.
●	Our ability to maintain market share and gross margins on products sold to our largest customers. We believe our level of service, geographic diversity, and quality of products provides an added value to our customers. However, if our customers are unwilling to pay for these advantages, our sales and gross margins may be reduced.
●	Sales mix of value-added and commodity products and our ability to sell new products.
●	Fluctuations in the relative level of the Lumber Market and trends in the market price of lumber. (See "Impact of the Lumber Market on our Operating Results.")
●	Fuel and transportation costs.
●	Rising labor and benefit costs.
●	Our ability to continue to achieve productivity improvements as our unit sales increase and planned cost reductions through continuous improvement activities, automation, and other initiatives.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

●	Changes in corporate income tax rates and the cost of complying with new or increased government regulations.

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

Additionally, we expect to spend approximately $250 million to $300 million on capital expenditures, incur depreciation of approximately $110 million, and incur amortization and other non-cash expenses of approximately $45 million in 2024.

On December 30, 2023, we had outstanding purchase commitments on capital projects of approximately $93.6 million. We intend to fund capital expenditures and purchase commitments through our operating cash flows and availability under our revolving credit facility which is considered sufficient to meet these commitments and working capital needs.

Our dividend rates are reviewed and approved at each of our February, April, July, and October board meetings and payments are made in March, June, September, and December of each year. On February 1, 2024, our board approved a quarterly cash dividend of $0.33 per share, which represents a 10% increase from December 2023. This dividend will be payable on March 15, 2024, to shareholders of record on March 1, 2024. Our board considers our dividend yield, payout ratios relative to earnings and operating cash flow, and potential variability of future results, among other factors, as part of its decision-making process.

UFP INDUSTRIES, INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We have a share repurchase program approved by our Board of Directors, and on July 26, 2023, our board authorized the repurchase of up to $200 million worth of shares of outstanding stock through July 31, 2024. This share authorization supersedes and replaces our prior share repurchase authorizations. We currently have remaining authorization to repurchase up to $173 million through July 31, 2024. In the past, we have repurchased shares in order to offset the effect of issuances resulting from our employee benefit plans and at opportune times when our stock price falls to predetermined levels.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of UFP Industries, Inc. and subsidiaries (the “Company”) as of December 30, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 30, 2023, of the Company and our report dated February 28, 2024, expressed an unqualified opinion on those financial statements.

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

February 28, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of UFP Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UFP Industries, Inc. and subsidiaries (the "Company") as of December 30, 2023 and December 31, 2022, the related consolidated statements of earnings and comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 30, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Accounting for Variable Interest Entities - Refer to Note C, Business Combinations, to the financial statements.

Critical Audit Matter Description

The Company periodically purchases a partial ownership interest in other entities. The agreements related to such purchases can be complex, requiring management to evaluate whether the entities should be consolidated or accounted for under the equity method. In addition, management must also evaluate whether the acquired interest in the entity represents a variable interest entity (“VIE”) and if so, whether the Company is the primary beneficiary. This assessment requires judgment by management.

We identified the Company’s assessment of consolidation or equity method accounting related to its acquisition of a partial ownership interest in UFP Palets, as well as the VIE primary beneficiary assessment, as a critical audit matter given the judgment required by management. This required a higher degree of auditor judgment and an increased extent of audit effort due to the complexity of the entity structure and the related acquisition agreement.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of equity method or consolidation accounting, inclusive of VIE primary beneficiary assessment, included the following, among others:

●	We tested the effectiveness of the controls over the accounting assessment of the acquisition.
●	We evaluated the appropriateness of the Company’s accounting conclusion related to consolidation or equity method accounting for a partial ownership interest entity by reading the acquisition agreement and other related documents.
●	We evaluated the terms of the agreement to determine if the acquired ownership interest should be classified as a VIE. If an entity was determined to be a VIE, we considered whether the Company appropriately determined the primary beneficiary by evaluating the contractual arrangements of the entity to determine if the Company has the power to direct activities, and if the Company has the obligation to absorb losses of the entity or the right to receive benefits from the entity that could be significant to the VIE.

/s/ Deloitte & Touche LLP

Grand Rapids, Michigan

February 28, 2024

We have served as the Company's auditor since 2014.

UFP INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 30,	December 31,
	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,118,329	$559,397
Restricted cash	3,927	226
Investments	34,745	36,013
Accounts receivable, net	549,499	617,604
Inventories:
Raw materials	352,785	398,798
Finished goods	375,003	574,429
Total inventories	727,788	973,227
Refundable income taxes	29,327	33,126
Other current assets	38,474	42,520
TOTAL CURRENT ASSETS	2,502,089	2,262,113
DEFERRED INCOME TAXES	4,228	3,750
RESTRICTED INVESTMENTS	24,838	19,898
RIGHT OF USE ASSETS	103,774	107,517
OTHER ASSETS	87,438	101,262
GOODWILL	336,313	337,320
INDEFINITE-LIVED INTANGIBLE ASSETS	7,345	7,339
OTHER INTANGIBLE ASSETS, NET	175,195	143,892
PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment	1,559,304	1,379,968
Less accumulated depreciation and amortization	(782,727)	(690,986)
PROPERTY, PLANT AND EQUIPMENT, NET	776,577	688,982
TOTAL ASSETS	$4,017,797	$3,672,073
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$203,055	$206,941
Accrued liabilities:
Compensation and benefits	232,331	296,120
Other	66,713	80,255
Current portion of lease liability	22,977	25,577
Current portion of long-term debt	42,900	2,942
TOTAL CURRENT LIABILITIES	567,976	611,835
LONG-TERM DEBT	233,534	275,154
LEASE LIABILITY	84,885	85,419
DEFERRED INCOME TAXES	45,248	51,265
OTHER LIABILITIES	35,934	44,697
TOTAL LIABILITIES	967,577	1,068,370
TEMPORARY EQUITY:
Redeemable noncontrolling interest	20,030	6,880
SHAREHOLDERS’ EQUITY:
Controlling interest shareholders’ equity:
Preferred stock, no par value; shares authorized 1,000,000; issued and outstanding, none	$—	$—
Common stock, $1 par value; shares authorized 160,000,000; issued and outstanding, 61,621,004 and 61,618,193	61,621	61,618
Additional paid-in capital	354,702	294,029
Retained earnings	2,582,332	2,217,410
Accumulated other comprehensive loss	1,106	(9,075)
Total controlling interest shareholders’ equity	2,999,761	2,563,982
Noncontrolling interest	30,429	32,841
TOTAL SHAREHOLDERS’ EQUITY	3,030,190	2,596,823
TOTAL LIABILITIES, TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY	$4,017,797	$3,672,073

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME

(in thousands, except per share data)	Year Ended
	December 30,	December 31,	December 25,
	2023	2022	2021
NET SALES	$7,218,384	$9,626,739	$8,636,134
COST OF GOODS SOLD	5,799,446	7,837,278	7,229,167
GROSS PROFIT	1,418,938	1,789,461	1,406,967
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	766,633	832,079	682,253
OTHER LOSSES (GAINS), NET	5,771	7,198	(12,840)
EARNINGS FROM OPERATIONS	646,534	950,184	737,554
INTEREST EXPENSE	12,842	13,910	13,814
INTEREST AND INVESTMENT INCOME	(39,916)	(725)	(6,498)
EQUITY IN LOSS OF INVESTEE	2,367	2,183	3,902
INTEREST AND OTHER	(24,707)	15,368	11,218
EARNINGS BEFORE INCOME TAXES	671,241	934,816	726,336
INCOME TAXES	156,784	229,852	173,972
NET EARNINGS	514,457	704,964	552,364
NET EARNINGS ATTRIBUTABLE TO NONCONTROLLING INTEREST	(145)	(12,313)	(16,724)
NET EARNINGS ATTRIBUTABLE TO CONTROLLING INTEREST	$514,312	$692,651	$535,640

EARNINGS PER SHARE – BASIC	$8.21	$11.05	$8.61
EARNINGS PER SHARE – DILUTED	$8.07	$10.97	$8.59

OTHER COMPREHENSIVE INCOME:
NET EARNINGS	514,457	704,964	552,364
OTHER COMPREHENSIVE INCOME (LOSS)	14,836	(2,498)	(5,296)
COMPREHENSIVE INCOME	529,293	702,466	547,068
COMPREHENSIVE INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	(4,800)	(13,485)	(15,039)
COMPREHENSIVE INCOME ATTRIBUTABLE TO CONTROLLING INTEREST	$524,493	$688,981	$532,029

See notes to consolidated financial statements.

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share and per share data)	Controlling Interest Shareholders’ Equity
		Additional		Accumulated Other
	Common	Paid-In	Retained	Comprehensive	Noncontrolling		Temporary
	Stock	Capital	Earnings	Earnings	Interest (NCI)	Total	Equity
Balance on December 26, 2020	$61,206	$218,224	$1,182,680	$(1,794)	$22,836	$1,483,152	$—
Net earnings			535,640		16,724	552,364
Foreign currency translation adjustment				(2,584)	(1,685)	(4,269)
Unrealized gain on investments and other				(1,027)		(1,027)
Distributions to noncontrolling interest					(6,750)	(6,750)
NCI related to business combinations					6,831	6,831
Cash dividends - $0.65 per share			(40,209)			(40,209)
Issuance of 33,104 shares under employee stock purchase plan	33	2,083				2,116
Issuance of 546,235 shares under stock grant programs	546	3,506	10			4,062
Issuance of 116,732 shares under deferred compensation plan	117	(117)				—
Expense associated with share-based compensation arrangements		11,071				11,071
Accrued expense under deferred compensation plans		9,228				9,228
Balance on December 25, 2021	$61,902	$243,995	$1,678,121	$(5,405)	$37,956	$2,016,569	$—
Net earnings			692,651		12,210	704,861	103
Foreign currency translation adjustment				(1,841)	1,802	(39)	(630)
Unrealized gain on investments and other				(1,829)		(1,829)
Distributions to NCI					(12,024)	(12,024)
Contributions to NCI					538	538
NCI related to business combinations						—	(234)
Redeemable NCI					(7,641)	(7,641)	7,641
Cash dividends - $0.95 per share			(58,860)			(58,860)
Issuance of 44,012 shares under employee stock purchase plan	44	2,725				2,769
Issuance of 805,562 shares under stock grant programs	806	9,919	25			10,750
Issuance of 113,384 shares under deferred compensation plan	113	(113)				—
Repurchase of 1,246,616 shares	(1,247)		(94,527)			(95,774)
Expense associated with share-based compensation arrangements		27,987				27,987
Accrued expense under deferred compensation plans		9,516				9,516
Balance on December 31, 2022	$61,618	$294,029	$2,217,410	$(9,075)	$32,841	$2,596,823	$6,880
Net earnings (loss)			514,312		663	514,975	(518)
Foreign currency translation adjustment				9,762	4,267	14,029	388
Unrealized loss on investments and other				419		419
Other		(817)			930	113	43
Distributions to NCI					(7,355)	(7,355)
Purchase of remaining NCI of subsidiary		(1,210)			(917)	(2,127)
NCI related to business combinations						—	13,237
Cash dividends - $1.10 per share			(68,238)			(68,238)
Issuance of 32,944 shares under employee stock purchase plan	33	2,717				2,750
Issuance of 820,591 shares under stock grant programs	821	14,485	22			15,328
Issuance of 124,145 shares under deferred compensation plan	124	(124)				—
Repurchase of 974,869 shares	(975)		(81,174)			(82,149)
Expense associated with share-based compensation arrangements		34,727				34,727
Accrued expense under deferred compensation plans		10,895				10,895
Balance on December 30, 2023	$61,621	$354,702	$2,582,332	$1,106	$30,429	$3,030,190	$20,030

See notes to consolidated financial statements

UFP INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended
	December 30,	December 31,	December 25,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$514,457	$704,964	$552,364
Adjustments to reconcile net earnings to net cash used in operating activities:
Depreciation	110,563	94,063	84,184
Amortization of intangibles	21,327	19,499	13,948
Expense associated with share-based and grant compensation arrangements	34,899	28,156	11,224
Deferred income taxes (credit)	(5,573)	(16,289)	5,653
Unrealized (gain) loss on investments and other	(2,435)	5,768	(4,118)
Equity in loss of investee	2,367	2,183	3,902
Net (gain) loss on sale and disposition of assets	(260)	1,285	(11,992)
Impairment of goodwill and other intangibles	—	4,261	—
Gain from reduction of estimated earnout liability	(3,177)	—	—
Changes in:
Accounts receivable	81,659	130,704	(85,439)
Inventories	250,561	718	(260,301)
Accounts payable and cash overdraft	(3,578)	(137,907)	78,060
Accrued liabilities and other	(40,920)	(5,838)	124,992
NET CASH FROM OPERATING ACTIVITIES	959,890	831,567	512,477
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(180,382)	(174,124)	(151,166)
Proceeds from sale of property, plant and equipment	3,291	3,805	29,973
Acquisitions, net of cash received and purchase of equity method investment	(52,383)	(180,151)	(475,960)
Purchase of remaining noncontrolling interest of subsidiary	(2,127)	—	—
Purchases of investments	(29,806)	(19,875)	(23,797)
Proceeds from sale of investments	29,935	12,874	14,882
Other	(8,692)	3,535	(5,119)
NET CASH USED IN INVESTING ACTIVITIES	(240,164)	(353,936)	(611,187)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Borrowings under revolving credit facilities	28,462	605,101	892,072
Repayments under revolving credit facilities	(30,125)	(607,549)	(888,695)
Repayments of debt	(29)	(38,719)	—
Contingent consideration payments and other	(6,262)	(2,856)	(3,176)
Proceeds from issuance of common stock	2,750	2,769	2,116
Dividends paid to shareholders	(68,238)	(58,860)	(40,209)
Distributions to noncontrolling interest	(7,355)	(12,024)	(6,750)
Repurchase of common stock	(82,149)	(95,774)	—
Other	86	(2,298)	(364)
NET CASH USED IN FINANCING ACTIVITIES	(162,860)	(210,210)	(45,006)
Effect of exchange rate changes on cash	5,767	979	(1,669)
NET CHANGE IN CASH AND CASH EQUIVALENTS	562,633	268,400	(145,385)
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, BEGINNING OF YEAR	559,623	291,223	436,608
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH, END OF PERIOD	$1,122,256	$559,623	$291,223

RECONCILIATION OF CASH AND CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents, beginning of period	$559,397	$286,662	$436,507
Restricted cash, beginning of period	226	4,561	101
Cash, cash equivalents, and restricted cash, beginning of period	$559,623	$291,223	$436,608

Cash and cash equivalents, end of period	$1,118,329	$559,397	$286,662
Restricted cash, end of period	3,927	226	4,561
Cash, cash equivalents, and restricted cash, end of period	$1,122,256	$559,623	$291,223

SUPPLEMENTAL INFORMATION:
Interest paid	$12,736	$13,953	$14,077
Income taxes paid	158,145	274,616	167,043
NON-CASH INVESTING ACTIVITIES
Capital expenditures included in accounts payable	3,178	3,185	3,256
NON-CASH FINANCING ACTIVITIES:
Common stock issued under deferred compensation plans	$10,978	$9,282	$7,487

See notes to consolidated financial statements

UFP INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

OPERATIONS

We are a holding company whose subsidiaries supply products primarily made from wood, wood and non-wood composites, and other materials to three markets: retail, construction and packaging. Founded in 1955, we are headquartered in Grand Rapids, Michigan, with affiliates throughout North America, Europe, Asia and Australia.

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

As a result of the investment in Dempsey on June 27, 2022, we own 50% of the issued equity of that entity, and the remaining 50% of the issued equity is owned by the previous owners (“Sellers”). The investment in Dempsey is an unconsolidated variable interest entity and we have accounted for it using the equity method of accounting because we do not have a controlling financial interest in the entity. Per the contracts, the Sellers have a put right to sell their equity interest to us for $50 million and we have a call right to purchase the Seller’s equity interest for $70 million, which are both first exercisable in June 2025 and expire in June 2030. As of December 30, 2023, the carrying value of our investment in Dempsey is $61.4 million and is recorded in Other Assets. Our maximum exposure to loss consists of our investment amount and any contingent loss that may occur in the future as a result of a change in the fair value of Dempsey relative to the strike price of the put option.

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

FISCAL YEAR

Our fiscal year is a 52 or 53 week period, ending on the last Saturday of December. Unless otherwise stated, references to 2023, 2022, and 2021 relate to the fiscal years ended December 30, 2023, December 31, 2022, and December 25, 2021, respectively. Fiscal year 2023 was comprised of 52 weeks, fiscal year 2022 was comprised of 53 weeks and fiscal year 2021 was comprised of 52 weeks.

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

Our investment portfolio includes restricted investments within our wholly-owned subsidiary, Ardellis Insurance Ltd. There are $24.8 million of restricted investments recorded as of December 30, 2023.

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

The following table presents the activity in our accounts receivable allowances (in thousands):

		Additions
		Charged to
	Beginning	Costs and		Ending
	Balance	Expenses	Deductions*	Balance
Year Ended December 30, 2023:
Allowance for possible losses on accounts receivable	$11,727	$56,522	$(63,116)	$5,133
Year Ended December 31, 2022:
Allowance for possible losses on accounts receivable	$5,085	$79,862	$(73,220)	$11,727
Year Ended December 25, 2021:
Allowance for possible losses on accounts receivable	$4,629	$66,883	$(66,427)	$5,085
*	Includes accounts charged off, discounts given to customers and actual customer returns and allowances.

We record estimated sales returns, discounts, and other applicable adjustments as a reduction of net sales in the same period revenue is recognized.

Accounts receivable retainage amounts related to long term construction contracts totaled $8.2 million and $8.0 million as of December 30, 2023 and December 31, 2022, respectively. All amounts are expected to be collected within 18 months. Concentration of accounts receivable related to our two largest customers totaled $118.0 million and $131.0 million as of December 30, 2023 and December 31, 2022, respectively.

RECENTLY ISSUED ACCOUNTING GUIDANCE

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which is intended to enhance the transparency, decision usefulness and effectiveness of income tax disclosures. The amendments in this ASU require a public entity to disclose a tabular tax rate reconciliation, using both percentages and currency, with specific categories. A public entity is also required to provide a qualitative description of the states and local jurisdictions that make up the majority of the effect of the state and local income tax category and the net amount of income taxes paid, disaggregated by federal, state and foreign taxes and also disaggregated by individual jurisdictions. The amendments also remove certain disclosures that are no longer considered cost beneficial. The amendments are effective prospectively for annual periods beginning after December 15, 2024, and early adoption and retrospective application are permitted. Although the ASU only modifies our required income tax disclosures, we are currently evaluating the impact of adopting this guidance on the consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses, allowing financial statement users to better understand the components of a segment's profit or loss to assess potential future cash flows for each reportable segment and the entity as a whole. The amendments expand a public entity's segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"), clarifying when an entity may report one or more additional measures to assess segment performance, requiring enhanced interim disclosures, providing new disclosure requirements for entities with a single reportable segment, and requiring other new disclosures. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and early adoption is permitted. Although the ASU only requires additional disclosures about the Company's operating segments, we are currently evaluating the impact of adopting this guidance on the consolidated financial statements.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU requires that an acquirer recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years and has been applied prospectively to all business combinations occurring after this date.

INVENTORIES

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes raw materials, direct labor, and manufacturing overhead and is determined using the weighted average cost method. Raw materials consist primarily of unfinished wood products and other materials expected to be manufactured or treated prior to sale, while finished goods represent various manufactured and treated wood products ready for sale. We have inventory on consignment at customer locations valued at $23.2 million as of December 30, 2023 and $27.9 million as of December 31, 2022.

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

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment are stated at cost. Expenditures for renewals and betterments are capitalized, and maintenance and repairs are expensed as incurred. The components of property, plant and equipment as of December 30, 2023 and December 31, 2022 were as follows:

	Year Ended
	December 30,	December 31,
	2023	2022
Land and improvements	$185,188	$171,729
Building and improvements	400,232	355,228
Machinery and equipment	884,880	708,095
Furniture and fixtures	26,275	23,186
Construction in progress	62,729	121,730
Total Property, Plant and Equipment, Gross	$1,559,304	$1,379,968

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

Software costs are included in machinery and equipment on the balance sheet with gross amounts and accumulated amortization totaling $5.8 million and $5.7 million as of December 30, 2023, and $5.7 million and $5.4 million as of December 31, 2022, respectively.

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

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets of acquired businesses. Goodwill and intangible assets deemed to have indefinite lives are not amortized and are subject to impairment tests at least annually in accordance with ASC 350, Intangibles-Goodwill and Other. We review the carrying amounts of goodwill and other non-amortizable intangibles by reporting unit to determine if such assets may be impaired. As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 30, 2023, it was determined that the fair values exceed the carrying values and there were no indicators for impairment for all of our reporting units. In the fourth quarter of 2022, we recorded a non-cash goodwill impairment charge of $2.5 million related to the Italian reporting unit within our all other segment. Subsequently, the Italian reporting unit was divested in 2023. We believe we have sufficient available information, both current and historical, to support our assumptions, judgments and estimates used in the goodwill impairment test.

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

We are primarily self-insured for certain employee health benefits, and have self-funded retentions for general liability, automobile liability, property and workers’ compensation. We are fully self-insured for environmental liabilities. The general liability, automobile liability, property, workers’ compensation, and certain environmental liabilities are managed through Ardellis; the related assets and liabilities of which are included in the consolidated financial statements as of December 30, 2023 and December 31, 2022. Our policy is to accrue amounts equal to actuarially determined or internally computed liabilities. The actuarial and internal valuations are based on historical information along with certain assumptions about future events. Changes in assumptions for such matters as legal actions, medical cost trends, and changes in claims experience could cause these estimates to change in the future.

In addition to providing coverage for the Company, Ardellis provides Excess Loss Insurance (primarily medical and prescription drug) and Excess General Liability and Property Insurance to certain third parties. As of December 30, 2023, Ardellis had 207 such contracts in place. Reserves associated with these contracts were $7.5 million at December 30, 2023, and $5.0 million at December 31, 2022, and are accrued based on third party actuarial valuations of the expected future liabilities.

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

Earnings on construction contracts are reflected in operations using over time accounting, under either cost to cost or units of delivery methods, depending on the nature of the business at individual operations, which is in accordance with ASC 606 as revenue is recognized when certain performance obligations are performed. Under over time accounting using the cost to cost method, revenues and related earnings on construction contracts are measured by the relationships of actual costs incurred relative to the total estimated costs. Under over time accounting using the units of delivery method, revenues and related earnings on construction contracts are measured by the relationships of actual units produced relative to the total number of units. Revisions in earnings estimates on the construction contracts are recorded in the accounting period in which the basis for such revisions becomes known. Projected losses on individual contracts are charged to operations in their entirety when such losses become apparent.

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

The following table presents our net sales disaggregated by revenue source (in thousands):

	Year Ended
	December 30,	December 31,	December 25,	2023 vs. 2022	2022 vs. 2021
	2023	2022	2021	% Change	% Change
Point in Time Revenue	$7,069,690	$9,442,794	$8,512,012	(25.1)%	10.9%
Over Time Revenue	148,694	183,945	124,122	(19.2)%	48.2%
Total Net Sales	$7,218,384	$9,626,739	$8,636,134	(25.0)%	11.5%

The Construction segment comprises the construction contract revenue shown above. Construction contract revenue is primarily made up of site-built and framing customers.

The following table presents the balances of over time accounting accounts on December 30, 2023 and December 31, 2022 which are included in “Other current assets” and “Accrued liabilities: Other”, respectively (in thousands):

	December 30,	December 31,
	2023	2022
Cost and Earnings in Excess of Billings	$3,572	$6,798
Billings in Excess of Cost and Earnings	9,487	10,184

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

	December 30,	December 31,	December 25,
	2023	2022	2021
Numerator:
Net earnings attributable to controlling interest	$514,312	$692,651	$535,640
Adjustment for earnings allocated to non-vested restricted common stock equivalents	(25,139)	(27,488)	(17,342)
Net earnings for calculating EPS	$489,173	$665,163	$518,298
Denominator:
Weighted average shares outstanding	62,683	62,667	62,209
Adjustment for non-vested restricted common stock equivalents	(3,064)	(2,487)	(2,014)
Shares for calculating basic EPS	59,619	60,180	60,195
Effect of dilutive restricted common stock equivalents	1,020	473	159
Shares for calculating diluted EPS	60,639	60,653	60,354
Net earnings per share:
Basic	$8.21	$11.05	$8.61
Diluted	$8.07	$10.97	$8.59

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

B.FAIR VALUE

We apply the provisions of ASC 820, Fair Value Measurements and Disclosures, to assets and liabilities measured at fair value. Assets and liabilities measured at fair value are as follows (in thousands):

	December 30, 2023				December 31, 2022
	Quoted	Prices with			Quoted	Prices with
	Prices in	Other	Prices with		Prices in	Other	Prices with
	Active	Observable	Unobservable		Active	Observable	Unobservable
	Markets	Inputs	Inputs		Markets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
Money market funds	$492,800	$6,133	$—	$498,933	$390,219	$1,286	$—	$391,505
Fixed income funds	5,112	18,976	—	24,088	2,594	16,692	—	19,286
Treasury securities	344	—	—	344	343	—	—	343
Equity securities	16,411	—	10,500	26,911	17,337	—	—	17,337
Alternative investments	—	—	4,052	4,052	—	—	4,102	4,102
Mutual funds:
Domestic stock funds	13,330	—	—	13,330	13,067	—	—	13,067
International stock funds	509	—	—	509	1,414	—	—	1,414
Target funds	9	—	—	9	8	—	—	8
Bond funds	5	—	—	5	130	—	—	130
Alternative funds	474	—	—	474	474	—	—	474
Total mutual funds	14,327	—	—	14,327	15,093	—	—	15,093
Total	$528,994	$25,109	$14,552	$568,655	$425,586	$17,978	$4,102	$447,666

From the assets measured at fair value as of December 30, 2023, listed in the table above, $498.5 million of money market funds are held in Cash and Cash Equivalents, $34.8 million of mutual funds, equity securities, and alternative investments are held in Investments, $10.5 million of equity securities are held in Other Assets, $0.1 million of money market and mutual funds are held in Other Assets for our deferred compensation plan, and $24.4 million of fixed income funds and $0.4 million of money market funds are held in Restricted Investments. As of December 31, 2022, $36.1 million of mutual funds, equity securities, and alternative investments were held in Investments, $391.2 million of money market funds were held in Cash and Cash Equivalents, $0.5 million of money market and mutual funds were held in Other Assets for our deferred compensation plan, and $19.6 million of fixed income funds and $0.3 million of money market funds were held in Restricted Investments.

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

During 2023, we made $10.5 million of investments through our Innov8 Fund, which is designed to invest in emerging projects, services, and technologies. These investments are valued as Level 3 assets and are categorized as “Equity securities.”

In accordance with our investment policy, our wholly-owned company, Ardellis Insurance Ltd. ("Ardellis"), maintains an investment portfolio, totaling $59.2 million and $55.6 million as of December 30, 2023 and December 31, 2022, respectively, which has been included in the aforementioned table of total investments. This portfolio consists of domestic and international equity securities, alternative investments, and fixed income bonds.

Ardellis’ available for sale investment portfolio, including funds held with the State of Michigan, consists of the following (in thousands):

	December 30, 2023			December 31, 2022
		Unrealized			Unrealized
	Cost	Gain (Loss)	Fair Value	Cost	Gain (Loss)	Fair Value
Fixed income	$25,514	$(1,426)	$24,088	$21,399	$(2,113)	$19,286
Treasury securities	344	—	344	343	—	343
Equity	13,523	2,888	16,411	15,762	1,575	17,337
Mutual funds	12,348	1,934	14,282	13,430	1,144	14,574
Alternative investments	3,211	841	4,052	3,105	997	4,102
Total	$54,940	$4,237	$59,177	$54,039	$1,603	$55,642

Our fixed income investments consist of a blend of US Government and Agency bonds and investment grade corporate bonds with varying maturities. Our equity investments consist of small, mid, and large cap growth and value funds, as well as international equity. Our mutual fund investments consist of domestic and international stock. Our alternative investments consist of a private real estate income trust which is valued as a Level 3 asset. The net pre-tax unrealized gain was $4.2 million and $1.6 million as of December 30, 2023 and December 31, 2022. Carrying amounts above are recorded in the investments and restricted investments line items within the balance sheet as of December 30, 2023 and December 31, 2022.

C.BUSINESS COMBINATIONS

We completed the following business combinations in fiscal 2023 and 2022, which were accounted for using the purchase or equity method (in thousands).

				Net
Company	Acquisition		Intangible	Tangible	Operating
Name	Date	Purchase Price	Assets	Assets	Segment
	September 20, 2023	$52,841 consideration for 80% stock purchase, net of acquired cash	$43,785	$9,056	International
UFP Palets y Embalajes SL (UFP Palets)

Headquartered in Castellón, Spain, UFP Palets (formerly known as Palets Suller Group) is the market leader in machine-built wood pallets, serving the region's large ceramic tile industry. The company had trailing 12-month sales of approximately $38 million through August 2023.

	December 6, 2022	$70,942 consideration for 100% asset purchase	$48,745	$22,197	Packaging
Titan Corrugated, Inc. (Titan) and All Boxed Up, LLC (ABU)

Located in Flower Mound, TX and founded in 2003, Titan’s primary products include boxes used in moving and storage, jumbo boxes for industrial products, corrugated shipping containers, and point-of-purchase displays. ABU distributes common box sizes manufactured by Titan throughout the United States. The combined companies had trailing 12-month sales through October 2022 of approximately $46.5 million.

	June 27, 2022	$69,791 consideration for equity method investment	$34,552	$35,239	Packaging
Dempsey Wood Products, Inc. (Dempsey)

Located in Orangeburg, South Carolina and founded in 1988, Dempsey is a sawmill which produces products such as kiln dried finished lumber, industrial lumber, green cut stock lumber, pine chips and shavings, landscaping mulch, and sawdust. The Company had sales of approximately $69 million in 2021.

	May 9, 2022	$15,398 consideration for 100% asset purchase	$4,821	$10,577	Retail
Cedar Poly, LLC

Located in Tipton, Iowa, Cedar Poly is a full-service recycler of high-density and low-density polyethylene (HDPE and LDPE) flakes and pellets used in various products, including composite decking. The company also recycles corrugate and operates its own transportation fleet. Cedar Poly had 2021 sales of approximately $17.3 million and operates in UFP’s Deckorators business unit.

	December 27, 2021	$24,057 consideration for 100% stock purchase, net of acquired cash and $2,000 estimated contingent consideration	$20,390	$5,667	Retail
Ultra Aluminum Manufacturing, Inc. (Ultra)

Located in Howell, Michigan and founded in 1996, Ultra is a leading manufacturer of aluminum fencing, gates and railing. The company designs and produces an extensive selection of ornamental aluminum fence and railing products for contractors, landscapers, fence dealers and wholesalers. The Company had sales of approximately $45 million in 2021.

The intangible assets for each acquisition were finalized and allocated to their respective identifiable intangible asset and goodwill accounts during 2023, except for the acquisition of UFP Palets. In aggregate, acquisitions made during 2023 and 2022, contributed approximately $95.0 million in net sales and $3.3 million in operating profit during 2023.

We acquired UFP Palets on September 20, 2023, in which we own 80% of the issued equity of that entity, and the remaining 20% of the issued equity is owned by the previous owner (“Seller”). In the fourth quarter of 2023, we gained control over UFP Palets and thus began consolidating this entity. The investment in UFP Palets is accounted for as a business acquisition. Per the contract, the Seller has a put right to sell their equity interest to us and we have a call right to purchase the Seller’s equity interest, which are both first exercisable in September 2026. The values of the put and call options are based upon future performance. As a result of this redemption feature, we recorded redeemable noncontrolling interest, at its acquisition‑date fair value, that is classified as temporary equity in the accompanying consolidated balance sheets at December 30, 2023.

The amounts assigned to major intangible classes for the business combinations mentioned above are as follows (in thousands):

	Non-								Intangibles -
	Compete			Customer					Tax
	Agreements	Technology	Patents	Relationships		Tradename	Goodwill		Deductible
UFP Palets	$—	$—	$—	$36,708	*	$—	$7,077	*	$43,785
All Boxed Up	—	393	—	864		29	628		1,914
Titan	—	9,607	—	21,136		721	15,367		46,831
Cedar Poly	390	—	—	2,490		500	1,441		4,821
Ultra	—	—	—	6,820		5,020	8,550		20,390

*(estimate)

The business combinations mentioned above were not significant to our operating results individually or in aggregate, and thus pro forma results for 2023 and 2022 are not presented.

D.GOODWILL AND OTHER INTANGIBLE ASSETS

As described in Note M — Segment Reporting, our segment structure is based upon the markets we serve and goodwill has been allocated to the segments using a relative fair value approach. The changes in the net carrying amount of goodwill by reporting segment for the years ended December 30, 2023 and December 31, 2022, are as follows (in thousands):

	Retail	Packaging	Construction	All Other	Corporate	Total
Balance as of December 25, 2021	$73,376	$128,541	$89,000	$24,121	$—	$315,038
2022 Acquisitions	10,971	23,862	—	—	—	34,833
2022 Purchase Accounting Adjustments	293	(3,494)	(1,074)	(4,766)	—	(9,041)
2022 Impairments	—	—	—	(2,480)	—	(2,480)
Foreign Exchange, Net	—	—	(256)	(774)	—	(1,030)
Balance as of December 31, 2022	$84,640	$148,909	$87,670	$16,101	$—	$337,320
2023 Acquisitions	—	—	—	7,077	—	7,077
2023 Purchase Accounting Adjustments	(979)	(7,867)	—	—	—	(8,846)
Foreign Exchange, Net	—	—	135	627	—	762
Balance as of December 30, 2023	$83,661	$141,042	$87,805	$23,805	$—	$336,313

As of the date of the most recent goodwill impairment test, which utilized data and assumptions as of September 30, 2023, all reporting units had fair values that were substantially in excess of their carrying values. During 2022, we experienced significantly lower than expected operating results within our Italian reporting unit, which is within the all other segment. It was determined that the carrying value of the reporting unit exceeded its fair value and as a result, we recorded a non-cash goodwill impairment charge of $2.5 million as of December 31, 2022, which represented the entire amount of the goodwill recorded within the reporting unit. Subsequently, the Italian reporting unit was divested in 2023.

Indefinite-lived intangible assets totaled $7.3 million as of December 30, 2023 and December 31, 2022 related to the commercial unit within the construction segment, the international unit within the all other segment, and the Deckorators unit within the retail segment.

The following amounts were included in other amortizable intangible assets, net as of December 30, 2023 and December 31, 2022 (in thousands):

	2023			2022
		Accumulated			Accumulated
	Assets	Amortization	Net Value	Assets	Amortization	Net Value
Non-compete agreements	$9,886	$(5,966)	$3,920	$12,577	$(7,109)	$5,468
Customer relationships and other	171,029	(43,403)	127,626	139,112	(34,646)	104,466
Licensing agreements	—	—	—	4,589	(4,589)	—
Patents	1,622	(898)	724	1,976	(1,104)	872
Technology	12,600	(2,173)	10,427	2,600	(875)	1,725
Tradename	39,831	(12,320)	27,511	38,826	(8,393)	30,433
Software	7,666	(2,679)	4,987	1,788	(860)	928
Total	$242,634	$(67,439)	$175,195	$201,468	$(57,576)	$143,892

Amortization is computed principally by the straight-line method over the estimated useful lives of the intangible assets as follows:

Weighted Average
Intangible Asset Type	Estimated Useful Life	Amortization Period
Non-compete agreements	2 to 15 years	7.5 years
Customer relationships and other	5 to 15 years	10.4 years
Licensing agreements	10 years	10 years
Patents	10 years	10 years
Technology	5 to 12 years	9.5 years
Tradename (amortizable)	5 to 25 years	10.9 years
Software	3 to 5 years	3 years

Amortization expense of intangibles totaled $21.3 million, $19.5 million and $13.9 million in 2023, 2022 and 2021, respectively. The estimated amortization expense for intangibles for each of the five succeeding fiscal years is as follows (in thousands):

2024	$23,580
2025	22,998
2026	20,520
2027	18,636
2028	18,021
Thereafter	71,440
Total	$175,195

E.DEBT

On November 1, 2018, we entered into a five-year, $375 million unsecured revolving credit facility with a syndicate of U.S. banks. On February 28, 2021, this credit agreement was amended to increase the availability from $375 million to $550 million by exercising the accordion feature in the original agreement. On December 6, 2022, a second amendment increased the availability from $550 million to $750 million. The facilities now include up to $60 million which may be advanced in the form of letters of credit, and up to $100 million (U.S. dollar equivalent) which may be advanced in Canadian dollars, Australian dollars, Sterling, Euros and such other foreign currencies as may subsequently be agreed upon among the parties. Cash borrowings are charged interest based upon an index selected by the Company, plus a margin that is determined based upon the index selected and upon the financial performance of the Company and certain of its subsidiaries. We are charged a facility fee on the entire amount of the lending commitment, at a per annum rate ranging from 15.0 to 30.0 basis points, also determined based upon our performance. The facility fee is payable quarterly in arrears.

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

Outstanding letters of credit extended on our behalf on December 30, 2023 and December 31, 2022 aggregated $47.8 million and $59.0 million. These letters of credit are comprised of $37.3 million issued under the revolving credit facility, including approximately $3.3 million related to industrial development revenue bonds, and $10.5 million issued outside of the facility. We had an outstanding balance on the revolver of $3.7 million and $5.5 million, which includes foreign subsidiary borrowings at December 30, 2023, and December 31, 2022, respectively. After considering letters of credit, we had $709.0 million and $741.2 million in remaining availability on the revolver on December 30, 2023, and December 31, 2022, respectively. Letters of credit have one-year terms, include an automatic renewal clause, and are charged an annual interest rate of 112.5 to 122.5 basis points, based upon our financial performance.

Long-term debt obligations are summarized as follows on December 30, 2023 and December 31, 2022 (amounts in thousands):

	2023	2022
Series 2020 Senior Notes E, due on August 10, 2032, interest payable semi-annually at 3.04%	$50,000	$50,000
Series 2020 Senior Notes F, due on August 10, 2033, interest payable semi-annually at 3.08%	50,000	50,000
Series 2020 Senior Notes G, due on August 10, 2035, interest payable semi-annually at 3.15%	50,000	50,000
Series 2018 Senior Notes C, due on June 14, 2028, interest payable semi-annually at 4.20%	40,000	40,000
Series 2018 Senior Notes D, due on June 14, 2030, interest payable semi-annually at 4.27%	35,000	35,000
Series 2012 Senior Notes Tranche B, due on December 17, 2024, interest payable semi-annually at 3.98%	40,000	40,000
Foreign subsidiary borrowings under revolving credit facility, due on December 6, 2027, interest payable monthly at a floating rate (5.44% on December 30, 2023 and 4.13% on December 31, 2022)	3,692	5,465
Series 1999 Industrial Development Revenue Bonds, due on August 1, 2029, interest payable monthly at a floating rate (3.33% on December 30, 2023 and 1.04% on December 31, 2022)	3,300	3,300
Finance leases and foreign affiliate debt	4,592	4,565
	276,584	278,330
Less current portion	(42,900)	(2,942)
Less debt issuance costs	(150)	(234)
Long-term portion	$233,534	$275,154

Financial covenants on the unsecured revolving credit facility and unsecured notes include minimum interest coverage tests and a maximum leverage ratio. The agreements also restrict the amount of additional indebtedness we may incur and the amount of assets which may be sold among other industry standard covenants. We were within all of our lending requirements on December 30, 2023 and December 31, 2022.

On December 30, 2023, the principal maturities of long-term debt and finance lease obligations are as follows (in thousands):

2024	$42,823
2025	640
2026	186
2027	3,896
2028	40,223
Thereafter	188,666
Total	$276,434

On December 30, 2023, the estimated fair value of our long-term debt, including the current portion, was $241.4 million, which was $35.1 million less than the carrying value. The estimated fair value is based on rates anticipated to be available to us for debt with similar terms and maturities. We consider the valuations of our long-term debt, including the current portion, to be Level 2 liabilities which rely on quoted prices in markets that are not active or observable inputs over the full term of the liability.

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

We believe finance leases have no significant impact to our consolidated balance sheet and statement of earnings as of December 30, 2023.

As of December 30, 2023, we have no leases that have not yet commenced that would significantly impact the rights, obligations, and our financial position.

There were no lease transactions between related parties as of December 30, 2023.

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

Lease costs under non-cancelable operating leases on December 30, 2023 and December 31, 2022 are as follows (in thousands):

	2023	2022
Operating lease cost	$33,829	$32,458
Short-term lease cost	9,525	10,490
Variable lease cost	6,332	5,291
Sublease income	(2,267)	(2,876)
Total lease cost	$47,419	$45,363

Rent expense was approximately $49.7 million, $48.2 million, and $40.1 million in 2023, 2022, and 2021, respectively.

The amounts paid for operating leases, included in the measurement of lease liabilities, were $32.4 million in the year ended December 30, 2023 and $30.2 million in the year ended December 31, 2022. In addition, right-of-use assets obtained in exchange for new operating lease liabilities were approximately $35.4 million and $32.0 million, respectively, for the years ended December 30, 2023 and December 31, 2022.

Future minimum payments under non-cancelable operating leases on December 30, 2023 are as follows (in thousands):

Operating
Leases
2024	$32,796
2025	29,435
2026	27,104
2027	17,998
2028	13,517
Thereafter	31,686
Total minimum lease payments	$152,536
Less present value discount	(44,674)
Total lease liability	$107,862

As of December 30, 2023 and December 31, 2022, the weighted average lease term for operating leases was 7.21 years and 6.78 years, respectively. Similarly, the weighted average discount rate for operating leases was 4.53% and 3.70%, respectively.

G.DEFERRED COMPENSATION

We have a program whereby certain executives irrevocably elected to defer receipt of certain compensation in 1985 through 1988. Deferred compensation payments to these executives commenced upon their retirement. There was no remaining deferred compensation liability on December 30, 2023 and the remaining deferred compensation liability on December 31, 2022 was $0.1 million. We purchased life insurance on these executives, payable to us in amounts which, if assumptions made as to mortality experience, policy dividends, and other factors are realized, will accumulate cash values adequate to reimburse us for all payments for insurance and deferred compensation obligations. The investment in life insurance contracts as of December 30, 2023 and December 31, 2022, was $12.2 million and $11.6 million, respectively, and is recorded in “Other Assets” on the Consolidated Balance Sheet.

We also maintain a non-qualified deferred compensation plan (the "Plan") for the benefit of senior management employees who may elect to defer a portion of their annual bonus payments and salaries. The Plan provides investment options similar to our 401(k) plan, including our stock. The investment in our stock is funded by the issuance of shares to a Rabbi trust, and may only be distributed in kind. Assets held by the Plan totaled approximately $0.1 million and $0.5 million on December 30, 2023 and December 31, 2022, respectively, and are included in "Other Assets." Related liabilities totaled $57.8 million and $50.4 million on December 30, 2023 and December 31, 2022, respectively, and are included in "Other Liabilities" and "Shareholders’ Equity." Assets associated with the Plan are recorded at fair market value. The related liabilities are also recorded at fair market value, with the exception of obligations associated with investments in our stock which are recorded at the market value on the date of deferral.

H.COMMON STOCK

We maintain and administer our shareholder approved Employee Stock Purchase Plan. The Employee Stock Purchase Plan allows eligible employees to purchase shares of our stock at a share price equal to 85% of fair market value on the purchase date. We have expensed the fair value of the compensation associated with these awards, which approximates the discount. The amount of expense is nominal.

We maintain and administer our shareholder approved Director Compensation Plan. The Director Compensation Plan allows eligible members of the Board of Directors to defer the cash portion of their retainer and committee fees, credited in the form of stock units, and receive shares of our stock at the time of or following their retirement, disability or death. The number of shares to be received is equal to the amount of the cash portion of their retainer and committee fees deferred multiplied by 110%, divided by the fair market value of a share of our stock at the time of deferral. The number of units is increased by the amount of dividends paid on our common stock. The units are immediately vested as of the grant date, since they are considered payment for services rendered quarterly. We recognized expense for this plan of $1.9 million in 2023, $2.0 million in 2022, and $1.7 million in 2021. Effective January 1, 2017, this plan was amended to allow directors to defer payment of the annual retainer paid in the form of our common stock. The number of shares to be received for their portion of the retainer that is deferred is equal to the amount of shares plus the number of shares attributable to cash dividends payable on those deferred shares.

Finally, we maintain and administer our shareholder approved Long Term Stock Incentive Plan (the "LTSIP”). The LTSIP provides for the grant of stock options, stock appreciation rights, restricted stock, performance shares, sales incentive awards, and other stock-based awards.

Executive Stock Match awards are granted in the year following the requisite service period, which begins at the beginning of each fiscal year, and fully vest on the fifth anniversary of the grant date. Refer to Notes to Consolidated Financial Statements, Note G, "Deferred Compensation" for additional information on the “Plan”.

There is no unrecognized compensation expense remaining for stock options in 2023, 2022, and 2021.

Below is a summary of common stock issuances for 2023 and 2022 (in thousands, except per share data):

	December 30, 2023
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	33	$98.20

Shares issued under the employee stock gift program	2	95.42
Shares issued under the director compensation plan	3	92.82
Shares issued under the LTSIP	756	86.14
Shares issued under the executive stock match plan	75	85.89
Forfeitures	(15)
Total shares issued under stock grant programs	821	$86.16

Shares issued under the deferred compensation plans	124	$88.43

	December 31, 2022
Share Issuance Activity	Common Stock	Average Share Price
Shares issued under the employee stock purchase plan	44	$73.45

Shares issued under the employee stock gift program	2	78.23
Shares issued under the director retainer stock program	4	79.98
Shares issued under the LTSIP	755	82.73
Shares issued under the executive stock grants plan	62	82.87
Forfeitures	(17)
Total shares issued under stock grant programs	806	$82.71

Shares issued under the deferred compensation plans	113	$81.86

A summary of the nonvested restricted stock awards granted under the LTSIP is as follows:

				Weighted-
			Unrecognized	Average
		Weighted-	Compensation	Period to
	Restricted	Average Grant	Expense	Recognize
	Awards	Date Fair Value	(in millions)	Expense
Nonvested at December 26, 2020	1,363,794	$35.14	$6.3	0.62 years
Granted	560,516	60.24
Vested	(274,271)	26.50
Forfeited	(23,007)	39.68
Nonvested at December 25, 2021	1,627,032	$45.23	$6.6	0.43 years
Granted	815,874	79.97
Vested	(286,661)	34.00
Forfeited	(17,990)	54.07
Nonvested at December 31, 2022	2,138,255	$58.70	$51.4	3.74 years
Granted	830,346	86.11
Vested	(233,763)	40.50
Forfeited	(14,001)	63.54
Nonvested at December 30, 2023	2,720,837	$68.61	$76.9	3.68 years

Under the Stock Purchase Plan and LTSIP, we recognized share-based compensation expense of $34.9 million, $28.2 million, and $11.2 million and the related total income tax benefits of $8.2 million, $6.9 million, and $2.7 million in 2023, 2022 and 2021, respectively.

For the year-ended December 30, 2023, we determined that $28.9 million of share-based bonus awards, representing 254,746 shares, will be awarded to qualified employees as it relates to the Company’s 2023 performance and granted in 2024 under the LTSIP. Awards granted generally vest after a period of three, five or eight years from the grant date. In addition to the share-based bonus awards, certain employees are eligible to receive performance units equivalent to $1.2 million, or 10,893 shares of stock, if certain performance metrics are achieved after three years. As of December 30, 2023 and December 31, 2022, we recognized approximately $5.0 million and $13.8 million, respectively, of compensation expense related to share-based bonus awards and performance units for each of those respective performance years.

We have a Sales Incentive Plan for certain eligible employees. Under this plan, sales incentives are determined and calculated using a formula-based approach and estimated monthly based on specific performance metrics. This Plan places a cap on cash payments with the remaining earned incentive being settled in share-based awards. For the year-ended December 30, 2023, we determined that $5.9 million of share-based sales incentive awards, representing 51,802 shares, will be awarded to qualified employees based on the 2023 performance year and granted in 2024. These awards will vest after a period of five years from the grant date. As of December 30, 2023 and December 31, 2022, we recognized approximately $1.0 million and $0.9 million of compensation expense related to share-based sales incentive awards for each of those respective performance years.

In 2023, 2022 and 2021, cash received from share issuances under our plans was $2.7 million, $2.8 million and $2.1 million, respectively.

During 2023, we repurchased 974,869 shares of our common stock at an average share price of $84.27. During 2022, we repurchased approximately 1,246,616 shares of our common stock at an average share price of $76.83. Effective July 26, 2023, our board authorized the repurchase of up to $200 million worth of shares of outstanding stock through July 31, 2024. This share authorization supersedes and replaces our prior share repurchase authorizations. We currently have remaining authorization to repurchase up to $173 million through July 31, 2024.

I.RETIREMENT PLANS

We have a profit sharing and 401(k) plan for the benefit of substantially all of our employees, excluding the employees of certain wholly-owned subsidiaries. Amounts contributed to the plan are made at the discretion of the Board of Directors. We matched 25% of employee contributions in 2023, 2022, and 2021, on a discretionary basis, totaling $8.8 million, $11.7 million, and $9.2 million respectively. Included within the total employee matched contribution was an additional matched contribution for hourly employees of $1.8 million, $4.6 million and $3.7 million for 2023, 2022 and 2021, respectively, based on meeting certain performance goals during those years. The basis for matching contributions may not exceed the lesser of 6% of the employee’s annual compensation or the IRS limitation.

We maintain a retirement plan for certain officers of the Company (who have at least 20 years of service with the Company and at least 10 years of service as an officer) whereby we will pay, upon retirement, certain benefits including health care benefits, for a specified period of time if certain eligibility requirements are met. Approximately $15.5 million and $14.8 million are accrued in “Other Liabilities” for this plan on December 30, 2023 and December 31, 2022, respectively.

J.INCOME TAXES

Income tax provisions for the years ended December 30, 2023, December 31, 2022, and December 25, 2021 are summarized as follows (in thousands):

	2023	2022	2021
Currently Payable:
Federal	$123,257	$181,029	$115,077
State and local	28,580	44,646	30,441
Foreign	10,808	17,336	21,095
	162,645	243,011	166,613
Net Deferred:
Federal	(2,249)	(8,561)	6,242
State and local	(3,223)	(3,657)	118
Foreign	(389)	(941)	999
	(5,861)	(13,159)	7,359
Total income tax expense	$156,784	$229,852	$173,972

The components of earnings before income taxes consist of the following:

	2023	2022	2021
U.S.	$633,816	$876,071	$645,316
Foreign	37,425	58,745	81,020
Total	$671,241	$934,816	$726,336

The effective income tax rates are different from the statutory federal income tax rates for the following reasons:

	2023	2022	2021
Statutory federal income tax rate	21.0%	21.0%	21.0%
State and local taxes (net of federal benefits)	3.6	3.4	3.3
Tax credits, including foreign tax credit	(0.9)	(0.8)	(0.6)
Change in uncertain tax positions reserve	0.2	(0.1)	(0.1)
Other permanent differences	0.2	0.1	(0.4)
Other, net	(0.7)	1.0	0.7
Effective income tax rate	23.4%	24.6%	23.9%

Temporary differences which give rise to deferred income tax assets and (liabilities) on December 30, 2023 and December 31, 2022 are as follows (in thousands):

	2023	2022
Employee benefits	$45,661	$37,893
Lease liability	27,918	28,746
Net operating loss carryforwards	7,881	6,891
Foreign subsidiary capital loss carryforward	935	500
Other tax credits	31	102
Inventory	2,397	3,732
Reserves on receivables	2,203	3,273
Accrued expenses	3,373	6,791
Capitalized research and development costs	28,021	11,080
Gross deferred income tax assets	118,420	99,008
Valuation allowance	(6,014)	(4,618)
Deferred income tax assets	112,406	94,390
Depreciation	(82,617)	(69,711)
Intangibles	(43,455)	(43,643)
Right of use assets	(26,870)	(27,849)
Other, net	(484)	(702)
Deferred income tax liabilities	(153,426)	(141,905)
Net deferred income tax liability	$(41,020)	$(47,515)

As of December 30, 2023, we had federal, state and foreign net operating loss carryforwards of $7.9 million and state tax credit carryforwards of $0.1 million, which will expire at various dates.

The NOL and credit carryforwards expire as follows:

	Net Operating Losses			Tax Credits
	U.S.	State	Foreign	U.S.	State
2024 - 2028	$—	$27	$206	$—	$—
2029 - 2033	—	396	1,268	—	—
2034 - 2038	—	1,618	1,656	—	31
2039 - 2043	208	1,373	—	—	—
Thereafter	—	—	570	—	—
Total	$208	$3,414	$3,700	$—	$31

As of December 30, 2023, we believe that it is more likely than not that the benefit from certain state and foreign NOL carryforwards will not be realized. In recognition of this risk, we have provided a valuation allowance of $5.5 million against the various NOLs. Furthermore, there is a valuation allowance of $0.5 million against a capital loss carryforward we have for a wholly-owned subsidiary, UFP Canada, Inc. Based upon the business activity and the nature of the assets of this subsidiary, our ability to realize a future benefit from this carryforward is doubtful. The capital loss has an unlimited carryforward and therefore will not expire unless there is a change in control of the subsidiary.

The Organization of Economic Cooperation and Development (“OECD”) reached an agreement among various countries to implement a minimum 15% tax rate on certain multinational enterprises, commonly referred to as Pillar Two. Many countries continue to announce changes in their tax laws, many of them effective for tax years beginning Jan 1, 2024. We continue to analyze the impacts of these legislative changes to our effective tax rate, consolidated financial statements, and related disclosures. As of Dec 30, 2023, we do not expect the impact of Pillar Two legislation to have a material impact on our tax expense.

K.ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

ASC 740, Income Taxes (“ASC 740”) clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, and disclosure requirements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2023	2022	2021
Gross unrecognized tax benefits beginning of year	$3,217	$3,603	$3,892
(Decrease) increase in tax positions for prior years	943	(216)	437
Increase in tax positions for current year	1,286	764	839
Lapse in statute of limitations	(675)	(934)	(1,565)
Gross unrecognized tax benefits end of year	$4,771	$3,217	$3,603

Our effective tax rate would have been affected by the unrecognized tax benefits had this amount been recognized as a reduction to income tax expense.

We recognized interest and penalties for unrecognized tax benefits in our provision for income taxes. The liability for unrecognized tax benefits included accrued interest and penalties of $0.4 million for the year December 30, 2023, $0.3 million for the year December 31, 2022, and $0.5 million for the year December 25, 2021.

We file income tax returns in the United States and in various state, local and foreign jurisdictions. The federal and a majority of state and foreign jurisdictions are no longer subject to income tax examinations for years before 2019. A number of routine state and local examinations are currently ongoing. Due to the potential for resolution of state examinations, the expiration of various statutes of limitation, and new positions that may be taken, it is reasonably possible that the amount of unrecognized tax benefits that would reverse through the income statement in the next twelve months is $1.2 million.

L.COMMITMENTS, CONTINGENCIES, AND GUARANTEES

We are self-insured for environmental impairment liability, including certain liabilities which are insured through a wholly owned subsidiary, Ardellis Insurance Ltd., a licensed captive insurance company.

In addition, on December 30, 2023, we were parties either as plaintiff or defendant to a number of lawsuits and claims arising through the normal course of our business. In the opinion of management, our consolidated financial statements will not be materially affected by the outcome of these contingencies and claims.

On December 30, 2023, we had outstanding purchase commitments on commenced capital projects of approximately $82.9 million.

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

As part of our operations, we supply building materials and labor to site-built construction projects or we jointly bid on contracts with framing companies for such projects. In some instances we are required to post payment and performance bonds to insure the project owner that the products and installation services are completed in accordance with our contractual obligations. We have agreed to indemnify the surety for claims made against the bonds. As of December 30, 2023, we had approximately $20.9 million in outstanding payment and performance bonds for open projects. We had approximately $6.9 million in payment and performance bonds outstanding for completed projects which are still under warranty.

On December 30, 2023, we had outstanding letters of credit totaling $47.8 million, primarily related to certain insurance contracts, industrial development revenue bonds, and other debt agreements described further below.

In lieu of cash deposits, we provide irrevocable letters of credit in favor of our insurers and other third parties to guarantee our performance under certain insurance contracts and other legal agreements. As of December 30, 2023, we have irrevocable letters of credit outstanding totaling approximately $44.5 million for these types of arrangements. We have reserves recorded on our balance sheet, in accrued liabilities, that reflect our expected future liabilities under those insurance arrangements.

We are required to provide irrevocable letters of credit in favor of the bond trustees for all industrial development revenue bonds that have been issued. These letters of credit guarantee principal and interest payments to the bondholders. We currently have irrevocable letters of credit outstanding totaling approximately $3.3 million related to our outstanding industrial development revenue bonds. These letters of credit have varying terms but may be renewed at the option of the issuing banks.

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

We did not enter into any new guarantee arrangements during 2023 which would require us to recognize a liability on our balance sheet.

M.SEGMENT REPORTING

ASC 280, Segment Reporting (“ASC 280”), defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

We operate manufacturing, treating and distribution facilities internationally, but primarily in the United States. Our business segments consist of UFP Retail Solutions, UFP Packaging and UFP Construction and align with the end markets we serve. This segment structure allows for a specialized and consistent sales approach among Company operations, efficient use of resources and capital, and quicker introduction of new products and services. We manage the operations of our individual locations primarily through a market-centered reporting structure under which each location is included in a business unit and business units are included in our Retail, Packaging, and Construction segments. In the case of locations which serve multiple segments, results are allocated and accounted for by segment. Two customers, The Home Depot and Lowes, accounted for approximately 17% and 12%, respectively, of our total net sales in fiscal 2023, 15% and 11%, respectively, of our total net sales in fiscal 2022 and 16% and 10%, respectively, in 2021.

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

“Corporate” includes purchasing, transportation, corporate ventures, and administrative functions that serve our operating segments. Operating results of Corporate primarily consist of net sales to external customers initiated by UFP Purchasing and UFP Transportation and over (under) allocated costs. The operating results of UFP Real Estate, Inc., which owns and leases real estate, and UFP Transportation Ltd., which owns, leases and operates transportation equipment, are also included in the Corporate column. Inter-company lease and service charges are assessed to our operating segments for the use of these assets and services at fair market value rates. Total assets in the Corporate column include unallocated cash and cash equivalents, certain prepaid assets, certain property, equipment and other assets pertaining to the centralized activities of Corporate, UFP Real Estate, Inc., UFP Transportation Ltd, UFP Purchasing, and UFP RMS, LLC. The tables below are presented in thousands:

	2023
				All
	Retail	Packaging	Construction	Other	Corporate	Total
Net sales to outside customers	$2,886,515	$1,838,200	$2,161,059	$328,884	$3,726	$7,218,384
Intersegment net sales	565,325	83,549	96,729	268,210	(1,013,813)	—
Interest expense(1)	111	7	—	(3,020)	15,744	12,842
Amortization expense	4,566	8,849	2,904	3,488	1,520	21,327
Depreciation expense	23,943	32,996	19,546	3,994	30,084	110,563
Segment earnings before income taxes	167,955	193,563	243,357	37,573	28,793	671,241
Segment assets	781,005	798,623	621,762	364,274	1,452,133	4,017,797
Capital expenditures	52,756	52,694	56,793	1,432	16,707	180,382

	2022
				All
	Retail	Packaging	Construction	Other	Corporate	Total
Net sales to outside customers	$3,650,639	$2,394,681	$3,143,868	$431,611	$5,940	$9,626,739
Intersegment net sales	392,740	78,409	110,523	421,406	(1,003,078)	—
Interest expense(1)	177	(2)	—	(1,310)	15,045	13,910
Amortization expense	4,131	6,925	3,358	4,571	514	19,499
Depreciation expense	19,898	28,191	15,364	2,992	27,618	94,063
Segment earnings before income taxes	150,165	333,087	397,446	56,813	(2,695)	934,816
Segment assets	889,417	885,878	712,837	308,688	875,253	3,672,073
Capital expenditures	55,806	55,129	54,167	3,968	5,054	174,124

	2021
				All
	Retail	Packaging	Construction	Other	Corporate	Total
Net sales to outside customers	$3,418,337	$2,148,142	$2,698,434	$362,473	$8,748	$8,636,134
Intersegment net sales	214,400	85,954	82,026	455,874	(838,254)	—
Interest expense(1)	98	12	1	184	13,519	13,814
Amortization expense	2,780	6,093	3,525	1,336	214	13,948
Depreciation expense	16,955	26,219	13,151	2,094	25,765	84,184
Segment earnings before income taxes	124,790	264,958	264,238	80,905	(8,555)	726,336
Segment assets	844,189	741,672	736,157	343,363	579,890	3,245,271
Capital expenditures	40,408	42,652	22,344	5,140	40,622	151,166

(1) Interest expense includes intercompany interest between segments.

Information regarding principal geographic areas was as follows (in thousands):

	2023		2022		2021
		Long-Lived		Long-Lived		Long-Lived
		Tangible		Tangible		Tangible
	Net Sales	Assets	Net Sales	Assets	Net Sales	Assets
United States	$6,935,431	$779,748	$9,254,676	$770,921	$8,395,737	$679,757
Foreign	282,953	188,042	372,063	126,840	240,397	54,873
Total	$7,218,384	$967,790	$9,626,739	$897,761	$8,636,134	$734,630

The following table presents, for the periods indicated, our disaggregated net sales (in thousands) by business unit for each segment.

	2023	2022	2021
Retail
Deckorators	$309,419	$326,011	$248,765
ProWood	2,494,362	3,152,950	3,013,620
UFP Edge	81,603	168,190	148,927
Other	1,131	3,488	7,025
Total Retail	$2,886,515	$3,650,639	$3,418,337

Packaging(1)
Structural Packaging	$1,225,204	$1,716,021	$1,554,857
PalletOne	530,642	628,969	574,466
Protective Packaging	82,354	49,691	18,819
Total Packaging	$1,838,200	$2,394,681	$2,148,142

Construction
Factory Built	$718,773	$1,181,837	$1,098,905
Site Built	977,129	1,361,607	1,190,393
Commercial	265,079	336,298	259,360
Concrete Forming	200,078	264,126	149,776
Total Construction	$2,161,059	$3,143,868	$2,698,434

All Other	$328,884	$431,611	$362,473

Corporate	$3,726	$5,940	$8,748

Total Net Sales	$7,218,384	$9,626,739	$8,636,134

(1) Effective January 1, 2023, the Packaging segment established new business units as follows: Structural Packaging, PalletOne, and Protective Packaging Solutions. This change resulted in the transfer of net sales from the these geographic business units to Structural Packaging, PalletOne and Protective Packaging in 2023. Product codes have been transferred within these three business units during 2023, and prior year figures have been updated to reflect the change for comparability purposes.

The following table presents, for the periods indicated, our percentage of value-added and commodity-based sales to total net sales by segment.

	2023	2022	2021
Value-Added
Retail	50.5%	44.9%	43.2%
Packaging	77.0%	72.0%	67.7%
Construction	83.2%	77.2%	73.0%
All Other	83.8%	76.3%	74.7%
Corporate	27.5%	44.3%	67.9%
Total	68.4%	63.4%	59.7%

Commodity-Based
Retail	49.5%	55.1%	56.8%
Packaging	23.0%	28.0%	32.3%
Construction	16.8%	22.8%	27.0%
All Other	16.2%	23.7%	25.3%
Corporate	72.5%	55.7%	32.1%
Total	31.6%	36.6%	40.3%

N.QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth selected financial information for all of the quarters, consisting of 52 weeks during the year ended December 30, 2023 and 53 weeks during the year ended December 31, 2022, (in thousands, except per share data):

	First		Second		Third		Fourth
	2023	2022	2023	2022	2023	2022	2023	2022
Net sales	$1,822,476	$2,489,313	$2,043,918	$2,900,874	$1,827,637	$2,322,855	$1,524,353	$1,913,697
Gross profit	358,329	478,363	400,067	503,452	364,400	450,176	296,142	357,470
Net earnings	125,578	193,131	150,788	207,853	134,183	172,101	103,908	131,879
Net earnings attributable to controlling interest	126,069	189,703	150,761	203,118	134,035	167,241	103,447	132,589
Basic earnings per share	2.01	3.01	2.40	3.24	2.14	2.68	1.65	2.12
Diluted earnings per share	1.98	3.00	2.36	3.23	2.10	2.66	1.62	2.10

MARKET INFORMATION FOR OUR COMMON STOCK

Our common stock trades on The Nasdaq Stock Market (“NASDAQ”) under the symbol UFPI.

STOCK PERFORMANCE GRAPH

The following stock price performance graph compares the annual percentage change in the cumulative total return on our common stock with the cumulative total returns of companies comprising the NASDAQ US Benchmark TR index and an industry peer group we selected. The NASDAQ US Benchmark TR index replaces the NASDAQ Stock Market (US Companies) Index in this analysis and going forward, as the CRSP Index data is no longer accessible. The CRSP indexes has been included with data through 2020. The graph assumes an investment of $100 on December 29, 2018, and reinvestment of dividends in all cases.

The companies included in our self-determined industry peer group are as follows:

American Woodmark Corporation	Masco Corporation
Boise Cascade Company	Patrick Industries, Inc.
Builders FirstSource, Inc.	Simpson Manufacturing Company, Inc.
Gibraltar Industries, Inc.	Sonoco Products Company
Greif, Inc.	Trex Company, Inc.
Louisiana-Pacific Corporation	WestRock Company

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

Michael G. Wooldridge Partner Varnum, LLP

Joan A. Budden Former President Priority Health

Benjamin J. McLean Chief Executive Officer Ruan Transportation Management Systems, Inc.

SHAREHOLDER INFORMATION

ANNUAL MEETING

The 2024 Annual Shareholder’s Meeting of UFP Industries, Inc. will be held at 8:30 a.m. on April 24, 2024, at 2880 East Beltline Lane NE, Grand Rapids, MI 49525.

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